FILE 82-5186

06018748

Companies House
for the record

RECEIVED
2005 NOV 27 P 1:14
OFFICE OF INTERNATIONAL CORPORATE FINANCE

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 966425

Company name in full Standard Chartered PLC

SUPPL

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	23	12	2005	23	12	2005

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	5838	120365	265
Nominal value of each share	US $0.50	US $0.50	US $0.50
Amount (if any) paid or due on each share *(including any share premium)*	334 p	559.5 p	641 p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

PROCESSED
DEC 01 2006
THOMSON FINANCIAL

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ — DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
For companies registered in Scotland

Form revised 10/03

11/28

FILE 82-5188

Companies House
for the record

Please complete in typescript, or in bold black capitals.
CHWP000

88(2)
Return of Allotment of Shares

Company Number: 966425

Company name in full: Standard Chartered PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	Day	Month	Year
From	30	12	2005
To	30	12	2005

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	100377	197	1902
Nominal value of each share	US $0.50	US $0.50	US $0.50
Amount (if any) paid or due on each share *(including any share premium)*	559.5 p	641 p	723 p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ — DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB
For companies registered in Scotland — DX 235 Edinburgh or LP - 4 Edinburgh 2

Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	966425
Company name in full	Standard Chartered PLC

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	30	12	2005	30	12	2005

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	176	801	
Nominal value of each share	US $0.50	US $0.50	
Amount (if any) paid or due on each share *(including any share premium)*	743 p	935.5 p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ — DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
For companies registered in Scotland

Form revised 10/03

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Address UK Postcode	Class of shares allotted Ordinary Ordinary Ordinary	Number allotted 100377 197 1902
Name Address UK Postcode	Class of shares allotted Ordinary Ordinary	Number allotted 176 801
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed V. Bamford Date 2/2/06

~~A director~~ / deputy secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Andy Aukland,Standard Chartered PLC	
1,Aldermanbury Square,	
London EC2V 7SB	Tel
DX number	DX exchange

96642 S

Date of Allottment : 30.12.2005

Memo Number	PS ID	Name Prefix	First Name	Middle Name	Last Name	Address 1	Address 2	Address 3	Address 4	City	State	Country	Postal Code	shares Allotted	Class Of Shares Alloted	Option price
ISSC 110	1000802	Mr	Peter	James	Madeley	40 Leamington Avenue	Orpington				Kent	United Kingdom		1018	Ordinary Shares	£5.595
ISSC 110	1018343	Mr	Ward		Richards	Plot No 6341	Extension 19			Gaborone		Botswana		1697	Ordinary Shares	£5.595
ISSC 110	1007256	Ms	Elizabeth		Matenge	Private Bag 071	Maun					Botswana		142	Ordinary Shares	£5.595
ISSC 110	1007444	Ms	Keamoget	Binyana	Bojang	Post Box No 35	Goodhope					Botswana		71	Ordinary Shares	£5.595
ISSC 110	1007674	Miss	Mmoni	Tebogo	Mogotsi	p.o.box 30212, Tlokweng	botswana					Botswana		107	Ordinary Shares	£5.595
ISSC 110	1007767	Mr	Bernis	Joly	Kamwa	C/o Standard Chartered Bank						Cameroon		488	Ordinary Shares	£5.595
ISSC 110	1016369	Mr	Issah	Moussa	Ndam	C/o Standard Chartered Bank						Cameroon		97	Ordinary Shares	£5.595
ISSC 110	1019644	Mr	Jules	Ferdinand	Njanga	C/o Standard Chartered Bank						Cameroon		162	Ordinary Shares	£5.595
ISSC 110	1007728	Ms	Marthe		Bebe-King	C/o Standard Chartered Bank						Cameroon		97	Ordinary Shares	£5.595
ISSC 110	1017077	Ms	Caroline	Afani	Njokikang	C/o Standard Chartered Bank						Cameroon		162	Ordinary Shares	£5.595
ISSC 110	1008032	Mr	Samuel	Kofi	Amegah	C/o Standard Chartered Bank						Ghana		275	Ordinary Shares	£5.595
ISSC 110	1008409	Mr	Kwabena		Owusu	C/o Standard Chartered Bank						Ghana		275	Ordinary Shares	£5.595
ISSC 110	1008415	Mr	Albert		Paintsil	Post Box No 59				Accra		Ghana		135	Ordinary Shares	£5.595
ISSC 110	1102187	Ms	Man Wa		Yu	16H; Ko Fung Court;	Harbour Height; North F	Hk				Hong Kong		1697	Ordinary Shares	£5.595
ISSC 110	1140282	Ms	Fung Yee		Chow	Flat C, 25/F, Tower 23A	Ocean Vista, Laguna V	Hung Hom, KLN				Hong Kong		1697	Ordinary Shares	£5.595
ISSC 110	1148592	Ms	Magdalena	Kit Bing	Kwok	Flat 1, 10/F, Block B	Garden Vista, Shatin	New Territories				Hong Kong		1697	Ordinary Shares	£5.595
ISSC 110	1157843	Mr	Warren		Lee	Hong Kong Parkview Tower 6	88 Tai Tam Res Road	Hong Kong				Hong Kong		1697	Ordinary Shares	£5.595
ISSC 110	1103697	Mr	Anthony	Yuen Tung	Lin	Flat D; 26/F; Tower 3;	Metro City; Phase 1;	Tseung Kwan O NT				Hong Kong		1697	Ordinary Shares	£5.595
ISSC 110	1103024	Mr	Victor	Wai Kwok	Hui	A33 Sai Wan Terrace	Quarry Bay HK					Hong Kong		1697	Ordinary Shares	£5.595
ISSC 110	1101470	Ms	Sau Fei		Kwok	Flat B 6/F Block 7	Royal Ascot Fo Tan	Shatin NT	B			Hong Kong		1697	Ordinary Shares	£5.595
ISSC 110	1101113	Mr	Hoi To		Chan	2G; Imperial Height;	Belairs Gdn; Shatin;	New Territories				Hong Kong		1697	Ordinary Shares	£5.595
ISSC 110	1101578	Ms	Ching Yee		Lee	Flat C; 18/F; Block 18	Hoi Fai Mansion; Rivier	Tsuen Wan; N.T				Hong Kong		357	Ordinary Shares	£5.595
ISSC 110	1101599	Ms	Shuk Yi		Lee	Flat E 24/F Phase I Tower I	Metro City Tseung Kwa	Sai Kung NT				Hong Kong		379	Ordinary Shares	£5.595
ISSC 110	1101835	Ms	Ivy	Sui Chu	Ng	Flat D, 3/F, Block 15	Laguna City, Lamtin	Kln				Hong Kong		1137	Ordinary Shares	£5.595
ISSC 110	1101938	Mr	Yiu Shing		Tang	Flat 7B, 294 King's Road	Continental Mansion	North Point				Hong Kong		1697	Ordinary Shares	£5.595

96642S

Date of Allotment : 30.12.2005

Memo Number	PS ID	Name Prefix	First Name	Middle Name	Last Name	Address 1	Address 2	Address 3	Address 4	City	State	Country	Postal Code	Shares Allotted	Class Of Shares Alloted	Option price
ISSC 110	1102007	Ms	Florence	Bo Shan	Wong	Flat B; 26/F; Blk 1;	Hoi Sing Court; South H	HK				Hong Kong		853	Ordinary Shares	£5.595
ISSC 110	1102009	Ms	Hon	Fong	Fung	FLAT A 11/F BLOCK 5	RHYTHM GARDEN CH	NLN				Hong Kong		568	Ordinary Shares	£5.595
ISSC 110	1102500	Mrs	Yin Ling		Wong	Room 2809 Hei Tung House	Yu Tung Court	Tung Chur	C			Hong Kong		1697	Ordinary Shares	£5.595
ISSC 110	1102573	Ms	Ching		Nam	Room 7 19/F Block 12	Heng Fa Chuen	Hong Kong				Hong Kong		1137	Ordinary Shares	£5.595
ISSC 110	1102949	Ms	Yuk Ching		Lee	RM 3013 CHEONG SIN HSE	UPPER WONG TAI SIN	Kowloon				Hong Kong		853	Ordinary Shares	£5.595
ISSC 110	1103331	Mr	Kin Fung		O	Flat B 42/F Tower 1	Island Resort	28 Siu Sai Wan Road, HK				Hong Kong		1697	Ordinary Shares	£5.595
ISSC 110	1103431	Ms	Edith	Yuen Hing	LI	Flat B 10 Floor Shun King Cou	33 Main Street Apleicha	Hong Kong				Hong Kong		568	Ordinary Shares	£5.595
ISSC 110	1103622	Ms	Choi See		Chui	Rm C208 Cheung Chi House	Cheung Wah Estate	Fanling NT				Hong Kong		1697	Ordinary Shares	£5.595
ISSC 110	1103914	Mr	Henry	Simon	Brockman	17B Friendship Court	20-22 Blue Pool Road	Happy Valley, Hong Kong				Hong Kong		1697	Ordinary Shares	£5.595
ISSC 110	1104053	Ms	Pui Shan		Liu	Rm 202; 2/F; Siu Fai House	Siu Hong Court;	Tuen Mun	B			Hong Kong		284	Ordinary Shares	£5.595
ISSC 110	1104111	Ms	Wai Han		Lo	Flat B 7/F Block 1	Discovery Park	Tsuen Wan NT				Hong Kong		1697	Ordinary Shares	£5.595
ISSC 110	1104830	Ms	Savanna	Suet Ping	Chan	Flat F 12/F Wah Shan Mansion	Taikoo Shing Hong Kong		B			Hong Kong		568	Ordinary Shares	£5.595
ISSC 110	1104984	Ms	Pik Luen		Kwok	Flat A, 11/F Block 5	Grand Del Sol	Yuen Long, NT				Hong Kong		1358	Ordinary Shares	£5.595
ISSC 110	1105005	Ms	Hoi Yan		Ng	3/F	NO. 32 LUNG MEI VILL	TAI PO N T				Hong Kong		85	Ordinary Shares	£5.595
ISSC 110	1114688	Ms	Tiffany	Wah	Kwan	Flat G 31/F Tower 6, Ocean Sh	Tseung Kwan O	Kln				Hong Kong		1697	Ordinary Shares	£5.595
ISSC 110	1123892	Mr	Simon	Yi On	Ng	Flat D 24/F Blk 1 City Garden	233 Electric Rd	North Point HK				Hong Kong		1697	Ordinary Shares	£5.595
ISSC 110	1140239	Ms	Vicky	Tsz King	Yeung	Room 3018 Siu Lung Court	33 Tin King Road Tuen	New Territories				Hong Kong		568	Ordinary Shares	£5.595
ISSC 110	1140839	Ms	Nancy		Ng	Rm 922 Lung Tuk Crt	Chi Tak Hse Stanley	Hong Kong				Hong Kong		568	Ordinary Shares	£5.595
ISSC 110	1148235	Ms	Shuk Mei		Choi	G/F, No 228,	Yuen Leng Village, Tai	New Territories				Hong Kong		284	Ordinary Shares	£5.595
ISSC 110	1148884	Ms	Clara	Chu Chu	Tam	Rm 1618 Pok Man House	Pok Hong Estate Shatin	New Territories				Hong Kong		284	Ordinary Shares	£5.595
ISSC 110	1148984	Mr	Kenneth	Kim Ming	Wu	10/F Block B7, Kiu Kwan Mans	395 King's Road, North	Hong Kong				Hong Kong		1697	Ordinary Shares	£5.595
ISSC 110	1152384	Ms	Yuen Yan		Kwan	Flat D 3/F Nam Yuen Building	54 Tai Nam Street Sha	Kowloon				Hong Kong		1422	Ordinary Shares	£5.595
ISSC 110	1153792	Mr	San Yu		Wan	NO.9 GOLDEN BAMBOO RD	FAIRVIEW PARK	YUEN LONG N.T HK				Hong Kong		1422	Ordinary Shares	£5.595
ISSC 110	1153847	Mr	Eric Martin		Rogers	1 & 2 Floors House 103	Jade Villa Ngau Liu Sai	New Territories				Hong Kong		853	Ordinary Shares	£5.595
ISSC 110	1158062	Mr	Meng Kei		Sou	Flat -D 27/F No 3 Link Road	Happy Valley	Hong Kong				Hong Kong		1137	Ordinary Shares	£5.595

966425

Date of Allotment : 30.12.2005

Memo Number	PS ID	Name Prefix	First Name	Middle Name	Last Name	Address 1	Address 2	Address 3	Address 4	City	State	Country	Postal Code	shares Allotted	Class Of Shares Alloted	Option price
ISSC 110	1104577	Mr	Kam Yin		Chow	8/F Flat A Yuk Sau Mansion	20 Yuk Sau Street	Happy Valley HK				Hong Kong		1697	Ordinary Shares	£5.595
ISSC 110	1103478	Ms	May	Kit Yiu	Ng	14H; Valiant Park;	52 Conduit Road; Mid-L	Hk				Hong Kong		986	Ordinary Shares	£5.595
ISSC 110	1153047	Mr	James Wil	Alistair	Hopkinson	Standard Chartered Bank	P.O.Box 29			Doha		Qatar		1137	Ordinary Shares	£5.595
ISSC 110	1127720	Ms	Siew Chin		Lau	1-A; Lorong Sena 5-A			Saraw	Sibu		Malaysia	96000	175	Ordinary Shares	£5.595
ISSC 110	1154679	Ms	Lee Lian		Yong	280 Jalan BK4/2	Bandar Kinrara	Puchong				Malaysia	47100	409	Ordinary Shares	£5.595
ISSC 110	1144077	Mr	Chee Siong		Er	NO. 110, TAMAN MUHIBBAH	SUNGAI MATI	MUAR				Malaysia	84400	701	Ordinary Shares	£5.595
ISSC 110	1160367	Ms	Yoke Lin		Chen	No 5. 4th Floor Block 3,	Taman Salak Selatan			Kuala Lumpu		Malaysia	57100	116	Ordinary Shares	£5.595
ISSC 110	1129716	Ms	Min Nee		Tay	M15-1, 15TH FLOOR	PANTAI HILLPARK CO	JALAN PA	KUAL	WILAYAH PE		Malaysia	59200	58	Ordinary Shares	£5.595
ISSC 110	1003034	Mr	Murtadha	Mohd Ali A	Lawati	Shati Al Quram	Way no 3042	House no 3274				Oman	112	679	Ordinary Shares	£5.595
ISSC 110	1006282	Mr	Julio	Andres	Malo	279 Alfonso Ugarte	Barranco			Lima		Peru	4	1647	Ordinary Shares	£5.595
ISSC 110	1016590	Ms	Carolina	Lourdes	Leon	Acapulco	175 Casa 3	Sol De La Molina		Lima 12		Peru	LIMA12	1647	Ordinary Shares	£5.595
ISSC 110	1003071	Mr	Gaurang		Gourish M	14 East&Weast Villa	Navroji Vakil Street	Naua Chaowk		Mumbai		United Arab E	400007	679	Ordinary Shares	£5.595
ISSC 110	1139238	Mr	Rehan		Khan	C/O Kazi Mujeeb Ashraf	90-Eden Cottages	New Iqbal	Lahor	Lahore		Pakistan		339	Ordinary Shares	£5.595
ISSC 110	1116762	Ms	Geok Song	Florence	Er	611 Yishun Str 61	#07-213		G			Singapore	760611	1257	Ordinary Shares	£5.595
ISSC 110	1104133	Mr	Andrew	Steven	Dyer	Flat 1204 Queen's Garden	9 Old Peak Road	Hong Kong				Hong Kong		1154	Ordinary Shares	£5.595
ISSC 110	1116327	Mr	Cheng Lock	Dominic	Quake	Blk 129 Lor Ah Soo	#05-344					Singapore	530129	503	Ordinary Shares	£5.595
ISSC 110	1117381	Ms	Sui Kie	Bernice	Yaw	121 Serangoon North Ave 1	#13-187					Singapore	550121	503	Ordinary Shares	£5.595
ISSC 110	1117827	Ms	Choon Ling	Rosie	Tan	552 Ang Mo Kio Ave 10	#12-1982		G			Singapore	560552	1257	Ordinary Shares	£5.595
ISSC 110	1134617	Mr	Suraj	Prakash	Kalra	1, tanjong rhu road	#19-01, THE WATERSIDE			Singapore		Singapore	436879	1697	Ordinary Shares	£5.595
ISSC 110	1000585	Mr	Michael	Denis	Hogan	1 Jalan Pandan						Singapore	288786	1679	Ordinary Shares	£5.595
ISSC 110	1124046	Ms	Shobha K		Gopinath	61 Mimosa Rd	#02-65 Mimosa Pk					Singapore	808015	1509	Ordinary Shares	£5.595
ISSC 110	1115198	Mr	Suryanarayan		Subraman	18 Cashew Link						Singapore	679715	1697	Ordinary Shares	£5.595
ISSC 110	1116229	Mr	Thiam Whatt	Daniel	Gay	34 Lorong L	Telok Kurau					Singapore	425443	1697	Ordinary Shares	£5.595
ISSC 110	1116473	Mr	Keng Hock	Clarence	Tan	55 Jalan Limau Kasturi						Singapore	468444	754	Ordinary Shares	£5.595
ISSC 110	1116872	Ms	Haryani		Yahya	134 Edgedale Plains	#13-74					Singapore	820134	125	Ordinary Shares	£5.595

966425

Date of Allotment : 30.12.2005

Memo Number	PS ID	Name Prefix	First Name	Middle Name	Last Name	Address 1	Address 2	Address 3	Address 4	City	State	Country	Postal Code	shares Allotted	Class Of Shares Alloted	Option price
ISSC 110	1117280	Ms	Oi Chun		Tang	84 Jalan Daud	#09-01	Windy Heights				Singapore	419593	1697	Ordinary Shares	£5.595
ISSC 110	1118183	Ms	Giao Pik		Ho	110 Clementi St 13	#03-20					Singapore	120110	1617	Ordinary Shares	£5.595
ISSC 110	1131420	Mr	Andrew William		Dawson	134 Tanjong Rhu Rd	#01-04 Pebble Bay					Singapore	436920	203	Ordinary Shares	£5.595
ISSC 110	1000759	Mr	Carey	Anthony P	Leonard	3 Danebury Park	Malvern				Heref	United Kingd	WR141QA	339	Ordinary Shares	£5.595
ISSC 110	1010138	Ms	Kamusiime		Pamela	Post Box No 4954				Kampala		Uganda		239	Ordinary Shares	£5.595
ISSC 110	1002516	Ms	Alynoush		Sahimirza	Syira	Lattakia	Post Box No 107		LATTAKIA		United Arab Emirates		339	Ordinary Shares	£5.595
ISSC 110	1017821	Ms	Rose		Samson	CJ Louis PO Aranattukara	Laloor Thrissur					United Arab	690618	339	Ordinary Shares	£5.595
ISSC 110	1139522	Mr	Nafees		Khundker	Apt 401, Mustafa Abdul Latif B	Bur Dubai, Golden Sands Area			Dubai		United Arab	999	1697	Ordinary Shares	£5.595
ISSC 110	1003725	Mr	Sherazam Khan		Mazari	5A 10 th South Street			Karachi			Pakistan		1697	Ordinary Shares	£5.595
ISSC 110	1134693	Ms	Rashmi	Kapil Dev	Sethi	S-83	Greater Kailash -I	New Delhi		New Delhi		India	110048	1358	Ordinary Shares	£5.595
ISSC 110	1017819	Mrs	Rahima		Razzaque	353 south paikpara	mirpur dhaka 1216					Bangladesh		135	Ordinary Shares	£5.595
ISSC 110	1117757	Mr	Keith Leon Rosairo		De Vaz	62 Havelock Road	#04-09	River Place				Singapore	169659	1697	Ordinary Shares	£5.595
ISSC 110	1135236	Mr	Bharat		Padmanab	17, Hampstead Hill Gardens	London					United Kingd	NW32PH	1697	Ordinary Shares	£5.595
ISSC 110	1010628	Mr	Wamulume		Namonda	C/o Standard Chartered Bank						Zambia		49	Ordinary Shares	£5.595
ISSC 110	1010474	Ms	Eunice		Malumbe	Standard Chartered Bank	Post Box No 32238			Lusaka		Zambia		99	Ordinary Shares	£5.595
ISSC 110	1016805	Mr	Roy	Muyamba	Muyelu	Standard Chartered Bank	Head Office,Lusaka	P O Box 32238				Zambia	10101	162	Ordinary Shares	£5.595
ISSC 110A	1003174	Mr	Claude		Lobo	16, Cromer Villas Road				London		United Kingd	SW18 1PN	1679	Ordinary Shares	£5.595
ISSC 110A	1116505	Ms	Bee Wah Rose		Goh	19, Cypress Avenue						Singapore	279844	1517	Ordinary Shares	£5.595
ISSP 092			Bedell Cristin Trust		Post Box N	23-25 Broad Street	St Helier				Jerse	JE4 8TL		8059	Ordinary Shares	£5.595
UKSA 103	1000684	Ms	Jillian	Frances	Joyce	4 Petresfield Way	West Horndon	Brentwood		Essex	United Kingdom		CM13 3TG	679	Ordinary Shares	£5.595
UKSA 103	1002272	Ms	Riitta	Kaisa Ann	Jeffery	1 Burford Gardens	London	GT LON			United Kingdom		N13 4LR	679	Ordinary Shares	£5.595
UKSA 103	1013493	Mr	Andrew		De La Cou	Standrad Chartered Bank	GTSD Markets PC Support.			Jersey	Channel Islands			1697	Ordinary Shares	£5.595
UKSA 103A	1019278	Ms	Susan		Booth	3 Belmont Place	St Helier					Jersey C.I.	JE24SD	341	Ordinary Shares	£5.595
										TOTAL				100377		
UKSA 103A	1000374	Mr	Graham	Roger	Elton	9 Homemead Road	Bromley	Kent				United Kingd	BR28BB	197	Ordinary Shares	£6.410

966425

Date of Allotment : 30.12.2005

Memo Number	PS ID	Name Prefix	First Name	Middle Name	Last Name	Address 1	Address 2	Address 3	Address 4	City	State	Country	Postal Code	shares Allotted	Class Of Shares Alloted	Option price
										TOTAL				**197**		
ISSC 110	1131955	Mrs	Sudartik		Widarso	Pondok Safari Indah	Jl. Kepodang I Blk A41/	Tangerang				Indonesia	15223	71	Ordinary Shares	£7.230
ISSC 110	1000754	Mr	Frederick	William	Lee	C/o Standard Chartered Bank	Global Markets, P.O. B	Dubai	U.A.E			United Arab Emirates		1400	Ordinary Shares	£7.230
ISSP 092			Bedell Cristin Trust		Post Box N	23-25 Broad Street	St Helier				Jerse	JE4 8TL		105	Ordinary Shares	£7.230
UKSA 103	1000314	Mrs	Anna Kathryn		Dawson	Milbrook	Holton	Halesworth		Suffolk	United Kingdom		IP19 8PN	326	Ordinary Shares	£7.230
										TOTAL				**1902**		
UKSA 103A	1000374	Mr	Graham	Roger	Elton	9 Homemead Road	Bromley	Kent				United Kingd	BR28BB	176	Ordinary Shares	£7.430
										TOTAL				**176**		
Restricted Shar	1162158	Mr	Paul Andre	Smith		16 Woodland Way	Marlow	Bvcks				Jersey	SL7 3LN	801	Ordinary Shares	£9.355
										TOTAL				**801**		
										GRAND TOTAL				**103453**		

FILE 82-5188

Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 966425

Company name in full Standard Chartered PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	01	11	2005	01	11	2005

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	41081		
Nominal value of each share	US $0.50		
Amount (if any) paid or due on each share *(including any share premium)*	723p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ — DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
For companies registered in Scotland

Form revised 10/03

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name	Class of shares allotted	Number allotted
Address	Ordinary	41081
	Ordinary	
UK Postcode	Ordinary	
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed V. Bamford Date 24 November 2005

Deputy ~~A director~~ / secretary / ~~administrator~~ / ~~administrative receiver~~ / ~~receiver manager~~ / ~~receiver~~ *Please delete as appropriate*

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Andy Aukland, Standard Chartered PLC	
1, Aldermanbury Square,	
London EC2V 7SB	Tel
DX number	DX exchange

Date of Allotment : 01.11.2005

Memo Number	PS ID	Name Prefix	First Name	Middle Name	Last Name	Address 1	Address 2	Address 3	Address 4	City	State	Country	Postal Code	No Of shares Allotted	Class Of Shares Alloted	Option price
ISSC0100	1116777	Mr	Kam Wah Samuel		Lee	Block 716 Bedok Reservoir Rd	#03-4500					Singapore	470716	2162	Ordinary Shares	£7.230
ISSC0100	1000922	Mr	Colin	Malcolm	Newman	Stepp House	The Street	Hartlip	Kent			United Kingdom	ME9 7TH	933	Ordinary Shares	£7.230
ISSC0100	1008476	Ms	Angela	Adoley	Thompson	Post Box No Gp 1818	Accra					Ghana		92	Ordinary Shares	£7.230
ISSC0100	1124026	Mr	David	Martin	Fletcher	Bury House	Heydon Lane, Heydon	Royston	Hertfordshire			United Kingdom	SG8 8QB	466	Ordinary Shares	£7.230
ISSP085			Bedell Cristin Trust			Post Box No 298	23-25 Broad Street	St Helier				Jersey	JE4 8TL	5183	Ordinary Shares	£7.230
UKSA093	1000023	Mr	Robert	Evan Stanley	Angel	47 Evelyn Avenue		Ruislip			MDDSX	United Kingdom	HA4 8AR	280	Ordinary Shares	£7.230
UKSA093	1000035	Mr	Brendan	Michael	Astor	Ashwood	138 Rectory Avenue	Rochford			ESSEX	United Kingdom	SS4 3TB	466	Ordinary Shares	£7.230
UKSA093	1000165	Mr	John	Robert	Bullman	The Old Rookery	Rookery Road	Blackmore			ESSEX	United Kingdom	CM4 0LG	700	Ordinary Shares	£7.230
UKSA093	1000188	Miss	Susan		Campbell	6 Hawthorns	Benfleet				ESSEX	United Kingdom	SS7 5QR	280	Ordinary Shares	£7.230
UKSA093	1000221	Mrs	Yvonne	Joyce	Chubb	The Waggoners	14-18 Ockford Road	Godalming			SURREY	United Kingdom	GU7 1QY	373	Ordinary Shares	£7.230
UKSA093	1000228	Mr	Charles	Camplin	Clarke	41 Moore Grove Cres	Egham				SURREY	United Kingdom	TW20 9RH	186	Ordinary Shares	£7.230
UKSA093	1000256	Ms	Deborah	Elizabeth	Beauchamp	162 Coolgardie Ave	Highams Park				GT LON	United Kingdom	E49 HX	466	Ordinary Shares	£7.230
UKSA093	1000259	Mr	Stephen	Philip	Cooke	Plot 184	35 Catesby Green	Barton Hills Luton			BEDS	United Kingdom	LU3 4DP	420	Ordinary Shares	£7.230
UKSA093	1000271	Mr	Richard	Victor	Cox	150 Hillbury Road	Warlingham				SURREY	United Kingdom	CR6 9TD	392	Ordinary Shares	£7.230
UKSA093	1000295	Mr	Andrew	Robert	Dadley	45 Temple Ave	Shirley	Croydon			SURREY	United Kingdom	CR0 8QF	1540	Ordinary Shares	£7.230
UKSA093	1000303	Mr	Douglas	Streeter	Davidson	58 Waverley Ave	Whitton	Twickenham			MDDSX	United Kingdom	TW2 6DW	373	Ordinary Shares	£7.230
UKSA093	1000342	Ms	Alison	Claire	Double	43 Partridge Avenue	Chelmsford	Essex			ESSEX	United Kingdom	CM1 4JG	746	Ordinary Shares	£7.230
UKSA093	1000346	Ms	Pauline		Dowling	28 Hollies Avenue	West Byfleet				SURREY	United Kingdom	KT14 6AL	373	Ordinary Shares	£7.230
UKSA093	1000362	Mr	Roger	John	Easton	19 Bradford Drive	Ewell				SURREY	United Kingdom	KT19 0AQ	840	Ordinary Shares	£7.230
UKSA093	1000377	Mr	Jonathan	Charles	Enderby	Box Cottage	Upper Wield	Arlesford			HANTS	United Kingdom	SO24 9RT	373	Ordinary Shares	£7.230
UKSA093	1000407	Mr	Christopher	Trevor	Fincham	43 Princes Avenue	Petts Wood				KENT	United Kingdom	BR5 1QR	600	Ordinary Shares	£7.230
UKSA093	1000407	Ms	Wendy	Ann	Fincham	43 Princes Avenue	Petts Wood				KENT	United Kingdom	BR5 1QR	333	Ordinary Shares	£7.230
UKSA093	1000408	Mr	Laurence	Bernard	Findlay	22 The Grove	Enfield				MDDSX	United Kingdom	EN2 7PY	186	Ordinary Shares	£7.230
UKSA093	1000445	Mr	David	Peter	Gains	Spartan House	20 Bell Meadow Road	Hook			HANTS	United Kingdom	RG27 9HJ	420	Ordinary Shares	£7.230
UKSA093	1000542	Mr	Richard	Philip	Harris	8 Scot Grove	Pinner				MDDSX	United Kingdom	HA5 4RT	466	Ordinary Shares	£7.230
UKSA093	1000548	Mr	Peter	Graham	Hart	35 Frankfield Rise	Tunbridge Wells				KENT	United Kingdom	TN2 5LF	186	Ordinary Shares	£7.230
UKSA093	1000550	Mr	Philip	John	Harvey	16 Park Close	Burgess Hill				W SUSX	United Kingdom	RH15 8HL	280	Ordinary Shares	£7.230
UKSA093	1000575	Mrs	Norma	Ann	Hicks	106 Colyer Road	Northfleet				KENT	United Kingdom	DA11 8AS	466	Ordinary Shares	£7.230

Date of Allotment : 01.11.2005

Memo Number	PS ID	Name Prefix	First Name	Middle Name	Last Name	Address 1	Address 2	Address 3	Address 4	City	State	Country	Postal Code	No Of shares Allotted	Class Of Shares Alloted	Option price
UKSA093	1000598	Miss	Jennifer	Ruth	Hornby	54 Crown Road	Billericay				ESSEX	United Kingdom	CM11 2AD	466	Ordinary Shares	£7.230
UKSA093	1000628	Mrs	Sarah	Louise	Croft	4 Claremont Road	Hextable				KENT	United Kingdom	BR8 7RF	140	Ordinary Shares	£7.230
UKSA093	1000642	Mrs	Gillian	Rose	James	100 Dora Road	Wimbledon				GT LON	United Kingdom	SW19 7HJ	1400	Ordinary Shares	£7.230
UKSA093	1000655	Mr	Kevin	David	Jenkins	14 Woodlands Park	Merrow	Guildford			SURREY	United Kingdom	GU1 2TH	373	Ordinary Shares	£7.230
UKSA093	1000710	Miss	Melanie	Ann	King	1 Douglas Close	Digswell	Welwyn			HERTS	United Kingdom	AL6 0DT	466	Ordinary Shares	£7.230
UKSA093	1000736	Mr	Paul	Alan	Lampey	6, Ravensmere.	Epping.	England			ESSEX	United Kingdom	CM16 4PS	746	Ordinary Shares	£7.230
UKSA093	1000767	Mr	Stephen	Mark	Lilley	23 Mada Road	Locksbottom	Orpington			KENT	United Kingdom	BR6 8HQ	933	Ordinary Shares	£7.230
UKSA093	1000777	Mrs	Brenda		Lodge	67 Oakwood Avenue	Southgate				GT LON	United Kingdom	N14 6QH	653	Ordinary Shares	£7.230
UKSA093	1000833	Mr	John		Matthews	3 Welbeck Close	Hockley				ESSEX	United Kingdom	SS5 4EU	373	Ordinary Shares	£7.230
UKSA093	1000841	Mr	Andrew	Ralph	McCarthy	32 Oak Hill Close	Woodford Green				ESSEX	United Kingdom	IG8 9PH	466	Ordinary Shares	£7.230
UKSA093	1000841	Ms	Emma	Jane	McCarthy	32 Oak Hill Close	Woodford Green				ESSEX	United Kingdom	IG8 9PH	467	Ordinary Shares	£7.230
UKSA093	1000908	Mr	Stuart	Dennis	Munden	10 Lacebark Close	The Hollies	Sidcup			KENT	United Kingdom	DA15 8WD	466	Ordinary Shares	£7.230
UKSA093	1000966	Mr	Kim	Geoffrey	Parker	10 Winterborne Avenue	Orpington				KENT	United Kingdom	BR6 8RH	280	Ordinary Shares	£7.230
UKSA093	1001040	Mr	Philip	Robert John	Rawling	33 Gordon Road	Leigh-on-Sea				ESSEX	United Kingdom	SS9 3PW	466	Ordinary Shares	£7.230
UKSA093	1001091	Miss	Siobain	Mary	Rolston	4 Coliston Road	Southfields				GT LON	United Kingdom	SW18 4PJ	1867	Ordinary Shares	£7.230
UKSA093	1001119	Miss	Louise	Glencora	Saunders	76 Manser Road	Rainham				ESSEX	United Kingdom	RM13 8NL	280	Ordinary Shares	£7.230
UKSA093	1001144	Mr	Louis	Charles	Selo	109 Byron Avenue	New Malden				SURREY	United Kingdom	KT3 6EZ	466	Ordinary Shares	£7.230
UKSA093	1001149	Miss	Tina	Liang	Shen	16 Hyde Park Street					GT LON	United Kingdom	W22 JN	466	Ordinary Shares	£7.230
UKSA093	1001159	Mr	Darren	Edward	Short	45 Lamplighters Close	Hempstead	Gillingham			KENT	United Kingdom	ME7 3NZ	186	Ordinary Shares	£7.230
UKSA093	1001196	Mr	David	Anthony	Snow	59 Spencer Road	Twickenham				MDDSX	United Kingdom	TW2 5TG	933	Ordinary Shares	£7.230
UKSA093	1001240	Mr	Pierre		Szentmihalyi	Flat 6	86 Elm Park Gardens	London			GT LON	United Kingdom	SW10 9PD	466	Ordinary Shares	£7.230
UKSA093	1001288	Mrs	Julia	Carole	Topp	38 Eastcheap	Rayleigh				ESSEX	United Kingdom	SS6 9JZ	186	Ordinary Shares	£7.230
UKSA093	1001401	Ms	Susan	Ruth	Williams	50 Swakeleys Drive	Ickenham				MDDSX	United Kingdom	UB10 8QE	93	Ordinary Shares	£7.230
UKSA093	1001420	Mrs	Suzanne	Sheila	Winnister	35 Dukes Orchard	Bexley				KENT	United Kingdom	DA5 2DU	466	Ordinary Shares	£7.230
UKSA093	1001424	Mr	Christopher		Wood	3 Poors Lane	Hadleigh	Benfleet			ESSEX	United Kingdom	SS7 2LA	653	Ordinary Shares	£7.230
UKSA093	1002220	Mr	Christopher	Hallam	Emmett	Ground Floor	98 Selkirk Road	Tooting			GT LON	United Kingdom	SW17 0EP	466	Ordinary Shares	£7.230
UKSA093	1005447	Ms	Ruth		Martin	7 Clos Du Bas	Rue Du Crastin	St Peter				United Kingdom	JE3 7YN	280	Ordinary Shares	£7.230
UKSA093	1005471	Ms	Janet	Elizabeth	Nieuwberg	12A, Dorset Street	St Helier					Jersey C.I	JE2 3YH	560	Ordinary Shares	£7.230
UKSA093	1005487	Mr	Trevor		Renouf	3 Les Ruisseaux Villas	Grand vaux	St Helier				Jersey C I	JE2 4NB	933	Ordinary Shares	£7.230

Date of Allotment : 01.11.2005

Memo Number	PS ID	Name Prefix	First Name	Middle Name	Last Name	Address 1	Address 2	Address 3	Address 4	City	State	Country	Postal Code	No Of shares Allotted	Class Of Shares Alloted	Option price
UKSA093	1005498	Mr	Nigel		Scowen	14 Clos Du Briard	La Pouquelaye	St.Helier				Jersey C.I	JE2 3FQ	933	Ordinary Shares	£7.230
UKSA093	1007064	Mr	Justin	Adam	Hudson	Flat 9, 21 Hanson Street	Fitzrovia	London			GT LON	United Kingdom	W1W 6TN	466	Ordinary Shares	£7.230
UKSA093	1018833	Mr	Andrew	James	Hardacre	23 The Riviera	10 Pik Sha Road	Clearwater Bay				United Kingdom		933	Ordinary Shares	£7.230
UKSA093	1114521	Mr	Jeremy		Parrish	c/o Standard Chartered Bank	P.O Box 241	Abu Dhabi				United Arab Emirates		2334	Ordinary Shares	£7.230
UKSA093	1000738	Mrs	Gillian		Lang	4 St. James Gardens	Westcliff-on-Sea	Essex				United Kingdom	SS0 0BU	186	Ordinary Shares	£7.230
UKSA093	1000472	Mr	Paul	Antony	Goodacre	34, Springfield	Lightwater	Surrey				United Kingdom	GU18 5XP	466	Ordinary Shares	£7.230
UKSA093	1001058	Ms	Gillian	Louise	Rhodes	42, Crest View Drive	Petts Wood	Orpington		Kent		United Kingdom	BR5 1BY	186	Ordinary Shares	£7.230
									GRAND TOTAL					41081		

FILE 82-5188

Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 966425

Company name in full Standard Chartered PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	04	11	2005	04	11	2005

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	219	86	10714
Nominal value of each share	US $0.50	US $0.50	US $0.50
Amount (if any) paid or due on each share *(including any share premium)*	559.5p	641p	723p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB
For companies registered in Scotland DX 235 Edinburgh or LP - 4 Edinburgh 2

Form revised 10/03

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name	Class of shares allotted	Number allotted
Address	Ordinary	219
	Ordinary	86
UK Postcode	Ordinary	10714
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed V. Bamford Date 24 November 2005

DEPUTY

~~A director~~ / secretary / ~~administrator~~ / ~~administrative receiver~~ / ~~receiver manager~~ / ~~receiver~~ *Please delete as appropriate*

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Andy Aukland,Standard Chartered PLC	
1,Aldermanbury Square,	
London EC2V 7SB	Tel
DX number	DX exchange

Date of Allotment : 04.11.2005

Memo Number	PS ID	Name Prefix	First Name	Middle Name	Last Name	Address 1	Address 2	Address 3	Address 4	City	State	Country	Postal Code	No Of shares Allotted	Class Of Shares Alloted	Option price
ISSC0101A	1018989	Ms	Rachel	Kefilwe	Masala	P.O Box 601	Gaborone					Botswana		63	Ordinary Shares	£5.595
UKSA 094A	1019604	Mrs	Marie	Bridget	Baudains	St. Lucia	Three Oaks	St.Lawrence				Jersey C.I	JE3 1NG	156	Ordinary Shares	£5.595
								TOTAL						**219**		
UKSA 094A	1019604	Mrs	Marie	Bridget	Baudains	St. Lucia	Three Oaks	St Lawrence				Jersey C.I	JE3 1NG	86	Ordinary Shares	£6.410
								TOTAL						**86**		
ISSC0101	1013817	Ms	Selasie	Adzo	Akyianu	Post Box No Ct 4650	Cantonment			Accra		Ghana		324	Ordinary Shares	£7.230
ISSC0101	1010198	Ms	Millie		Nkaja	Post Box No 13	Valley Drive	Mtimda		Kampala		Uganda		1189	Ordinary Shares	£7.230
ISSP086			Bedell Cristin Trust			Post Box No 298	23-25 Broad Street	St Helier				Jersey	JE4 8TL	1460	Ordinary Shares	£7.230
UKSA094	1000168	Ms	Emma	Charlotte	Bunyan	50 Knole Road		Dartford			KENT	United Kingdom	DA1 3JW	466	Ordinary Shares	£7.230
UKSA094	1000262	Mr	Stephen	John	Cooper	43 Hurlingham Road	Bexleyheath				KENT	United Kingdom	DA7 5PE	466	Ordinary Shares	£7.230
UKSA094	1000348	Mr	Kevin	Norman	Drane	509 Galleywood Road		Chelmsford			ESSEX	United Kingdom	CM2 8AA	466	Ordinary Shares	£7.230
UKSA094	1000654	Mr	Christopher Melbourne		Jenkins	8 Battery Road	Mezzaine Floor					Singapore		560	Ordinary Shares	£7.230
UKSA094	1000669	Mr	Paul	Andrew	Johnson	9 Dukes Way	West Wickham				KENT	United Kingdom	BR4 9AU	466	Ordinary Shares	£7.230
UKSA094	1000839	Mrs	Amanda	Hazel	Withers	3 Cortland Close		Dartford			KENT	United Kingdom	DA1 3RW	466	Ordinary Shares	£7.230
UKSA094	1000949	Mr	James	Joseph	Orwell	103 Briarlees gardens	Cranham	Upminster			ESSEX	United Kingdom	RM14 1LP	93	Ordinary Shares	£7.230
UKSA094	1000975	Mr	Graham Martin		Parry	Newton Lodge	Newton Green	Sudbury Road, Sudbury			SUFFK	United Kingdom	C010 OQX	933	Ordinary Shares	£7.230
UKSA094	1001004	Ms	Lisa	Kay	Pigrome	67 Gladstone Road	Buckhurst Hill				ESSEX	United Kingdom	IG9 5SW	1400	Ordinary Shares	£7.230
UKSA094	1001033	Ms	Vanessa	Sybil	Raffa	4 Little Norsey Road	Billericay				ESSEX	United Kingdom	CM11 1BN	840	Ordinary Shares	£7.230
UKSA094	1001154	Mr	Laurence	Royston	Sherlock	71 Marlborough Crescent		Sevenoaks			KENT	United Kingdom	TN13 2HL	466	Ordinary Shares	£7.230
UKSA094	1000381	Mr	Peter	Kwesi	Entu	200 Salmon Street	GT London			London		United Kingdom	NW9 8NY	653	Ordinary Shares	£7.230
UKSA094	1001081	Ms	Sarka		Robertson	3 Carmalt Gardens	Putney	GT London		London		United Kingdom	SW15 6NE	466	Ordinary Shares	£7.230
								TOTAL						**10714**		
								GRAND TOTAL						**11019**		

FILE 82-5188

Companies House
for the record

Please complete in typescript, or in bold black capitals.

CHWP000

88(2)

Return of Allotment of Shares

Company Number 966425

Company name in full Standard Chartered PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	01	11	2005	01	11	2005

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	41081		
Nominal value of each share	US $0.50		
Amount (if any) paid or due on each share *(including any share premium)*	723p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

COMPANIES HOUSE 01/

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB
For companies registered in Scotland DX 235 Edinburgh or LP - 4 Edinburgh 2

Form revised 10/03

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name	Class of shares allotted	Number allotted
Address	Ordinary	41081
	Ordinary	
UK Postcode	Ordinary	
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed V. Bamford Date 24 November 2005

Deputy ~~A director~~ / secretary / ~~administrator~~ / ~~administrative receiver~~ / ~~receiver manager~~ / ~~receiver~~

Please delete as appropriate

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Andy Aukland,Standard Chartered PLC
1,Aldermanbury Square,
London EC2V 7SB Tel
DX number DX exchange

Date of Allotment : 01.11.2005

Memo Number	PS ID	Name Prefix	First Name	Middle Name	Last Name	Address 1	Address 2	Address 3	Address 4	City	State	Country	Postal Code	No Of shares Allotted	Class Of Shares Alloted	Option price
ISSC0100	1116777	Mr	Kam Wah Samuel		Lee	Block 716 Bedok Reservoir Rd	#03-4500					Singapore	470716	2162	Ordinary Shares	£7.230
ISSC0100	1000922	Mr	Colin	Malcolm	Newman	Stepp House	The Street	Hartlip	Kent			United Kingdom	ME9 7TH	933	Ordinary Shares	£7.230
ISSC0100	1008476	Ms	Angela	Adoley	Thompson	Post Box No Gp 1818	Accra					Ghana		92	Ordinary Shares	£7.230
ISSC0100	1124026	Mr	David	Martin	Fletcher	Bury House	Heydon Lane, Heydon	Royston	Hertfordshire			United Kingdom	SG8 8QB	466	Ordinary Shares	£7.230
ISSP085			Bedell Cristin Trust			Post Box No 298	23-25 Broad Street	St Helier				Jersey	JE4 8TL	5183	Ordinary Shares	£7.230
UKSA093	1000023	Mr	Robert	Evan Stanley	Angel	47 Evelyn Avenue		Ruislip			MDDSX	United Kingdom	HA4 8AR	280	Ordinary Shares	£7.230
UKSA093	1000035	Mr	Brendan	Michael	Astor	Ashwood	138 Rectory Avenue	Rochford			ESSEX	United Kingdom	SS4 3TB	466	Ordinary Shares	£7.230
UKSA093	1000165	Mr	John	Robert	Bullman	The Old Rookery	Rookery Road	Blackmore			ESSEX	United Kingdom	CM4 0LG	700	Ordinary Shares	£7.230
UKSA093	1000188	Miss	Susan		Campbell	6 Hawthorns	Benfleet				ESSEX	United Kingdom	SS7 5QR	280	Ordinary Shares	£7.230
UKSA093	1000221	Mrs	Yvonne	Joyce	Chubb	The Waggoners	14-18 Ockford Road	Godalming			SURREY	United Kingdom	GU7 1QY	373	Ordinary Shares	£7.230
UKSA093	1000228	Mr	Charles	Camplin	Clarke	41 Moore Grove Cres	Egham				SURREY	United Kingdom	TW20 9RH	186	Ordinary Shares	£7.230
UKSA093	1000256	Ms	Deborah	Elizabeth	Beauchamp	162 Coolgardie Ave	Highams Park				GT LON	United Kingdom	E49 HX	466	Ordinary Shares	£7.230
UKSA093	1000259	Mr	Stephen	Philip	Cooke	Plot 184	35 Catesby Green	Barton Hills Luton			BEDS	United Kingdom	LU3 4DP	420	Ordinary Shares	£7.230
UKSA093	1000271	Mr	Richard	Victor	Cox	150 Hillbury Road	Warlingham				SURREY	United Kingdom	CR6 9TD	392	Ordinary Shares	£7.230
UKSA093	1000295	Mr	Andrew	Robert	Dadley	45 Temple Ave	Shirley	Croydon			SURREY	United Kingdom	CR0 8QF	1540	Ordinary Shares	£7.230
UKSA093	1000303	Mr	Douglas	Streeter	Davidson	58 Waverley Ave	Whitton	Twickenham			MDDSX	United Kingdom	TW2 6DW	373	Ordinary Shares	£7.230
UKSA093	1000342	Ms	Alison	Claire	Double	43 Partridge Avenue	Chelmsford	Essex			ESSEX	United Kingdom	CM1 4JG	746	Ordinary Shares	£7.230
UKSA093	1000346	Ms	Pauline		Dowling	28 Hollies Avenue	West Byfleet				SURREY	United Kingdom	KT14 6AL	373	Ordinary Shares	£7.230
UKSA093	1000362	Mr	Roger	John	Easton	19 Bradford Drive	Ewell				SURREY	United Kingdom	KT19 0AQ	840	Ordinary Shares	£7.230
UKSA093	1000377	Mr	Jonathan	Charles	Enderby	Box Cottage	Upper Wield	Alresford			HANTS	United Kingdom	SO24 9RT	373	Ordinary Shares	£7.230
UKSA093	1000407	Mr	Christopher	Trevor	Fincham	43 Princes Avenue	Petts Wood				KENT	United Kingdom	BR5 1QR	600	Ordinary Shares	£7.230
UKSA093	1000407	Ms	Wendy	Ann	Fincham	43 Princes Avenue	Petts Wood				KENT	United Kingdom	BR5 1QR	333	Ordinary Shares	£7.230
UKSA093	1000408	Mr	Laurence	Bernard	Findlay	22 The Grove	Enfield				MDDSX	United Kingdom	EN2 7PY	186	Ordinary Shares	£7.230
UKSA093	1000445	Mr	David	Peter	Gains	Spartan House	20 Bell Meadow Road	Hook			HANTS	United Kingdom	RG27 9HJ	420	Ordinary Shares	£7.230
UKSA093	1000542	Mr	Richard	Philip	Harris	8 Scot Grove	Pinner				MDDSX	United Kingdom	HA5 4RT	466	Ordinary Shares	£7.230
UKSA093	1000548	Mr	Peter	Graham	Hart	35 Frankfield Rise	Tunbridge Wells				KENT	United Kingdom	TN2 5LF	186	Ordinary Shares	£7.230
UKSA093	1000550	Mr	Philip	John	Harvey	16 Park Close	Burgess Hill				W SUSX	United Kingdom	RH15 8HL	280	Ordinary Shares	£7.230
UKSA093	1000575	Mrs	Norma	Ann	Hicks	106 Colyer Road	Northfleet				KENT	United Kingdom	DA11 8AS	466	Ordinary Shares	£7.230

Date of Allotment : 01.11.2005

Memo Number	PS ID	Name Prefix	First Name	Middle Name	Last Name	Address 1	Address 2	Address 3	Address 4	City	State	Country	Postal Code	No Of shares Allotted	Class Of Shares Alloted	Option price
UKSA093	1000598	Miss	Jennifer	Ruth	Hornby	54 Crown Road	Billericay				ESSEX	United Kingdom	CM11 2AD	466	Ordinary Shares	£7.230
UKSA093	1000628	Mrs	Sarah	Louise	Croft	4 Claremont Road	Hextable				KENT	United Kingdom	BR8 7RF	140	Ordinary Shares	£7.230
UKSA093	1000642	Mrs	Gillian	Rose	James	100 Dora Road	Wimbledon				GT LON	United Kingdom	SW19 7HJ	1400	Ordinary Shares	£7.230
UKSA093	1000655	Mr	Kevin	David	Jenkins	14 Woodlands Park	Merrow	Guildford			SURREY	United Kingdom	GU1 2TH	373	Ordinary Shares	£7.230
UKSA093	1000710	Miss	Melanie	Ann	King	1 Douglas Close	Digswell	Welwyn			HERTS	United Kingdom	AL6 0DT	466	Ordinary Shares	£7.230
UKSA093	1000736	Mr	Paul	Alan	Lampey	8, Ravensmere.	Epping.	England			ESSEX	United Kingdom	CM16 4PS	746	Ordinary Shares	£7.230
UKSA093	1000767	Mr	Stephen	Mark	Lilley	23 Mada Road	Locksbottom	Orpington			KENT	United Kingdom	BR6 8HQ	933	Ordinary Shares	£7.230
UKSA093	1000777	Mrs	Brenda		Lodge	87 Oakwood Avenue	Southgate				GT LON	United Kingdom	N14 6QH	653	Ordinary Shares	£7.230
UKSA093	1000833	Mr	John		Matthews	3 Welbeck Close	Hockley				ESSEX	United Kingdom	SS5 4EU	373	Ordinary Shares	£7.230
UKSA093	1000841	Mr	Andrew	Ralph	McCarthy	32 Oak Hill Close	Woodford Green				ESSEX	United Kingdom	IG8 9PH	466	Ordinary Shares	£7.230
UKSA093	1000841	Ms	Emma	Jane	McCarthy	32 Oak Hill Close	Woodford Green				ESSEX	United Kingdom	IG8 9PH	467	Ordinary Shares	£7.230
UKSA093	1000908	Mr	Stuart	Dennis	Munden	10 Lacebark Close	The Hollies	Sidcup			KENT	United Kingdom	DA15 8WD	466	Ordinary Shares	£7.230
UKSA093	1000966	Mr	Kim	Geoffrey	Parker	10 Winterborne Avenue	Orpington				KENT	United Kingdom	BR6 9RH	280	Ordinary Shares	£7.230
UKSA093	1001040	Mr	Philip	Robert John	Rawling	33 Gordon Road	Leigh-on-Sea				ESSEX	United Kingdom	SS9 3PW	466	Ordinary Shares	£7.230
UKSA093	1001091	Miss	Siobain	Mary	Rolston	4 Coliston Road	Southfields				GT LON	United Kingdom	SW18 4PJ	1867	Ordinary Shares	£7.230
UKSA093	1001119	Miss	Louise	Glencora	Saunders	76 Manser Road	Rainham				ESSEX	United Kingdom	RM13 8NL	280	Ordinary Shares	£7.230
UKSA093	1001144	Mr	Louis	Charles	Selo	109 Byron Avenue	New Malden				SURREY	United Kingdom	KT3 6EZ	466	Ordinary Shares	£7.230
UKSA093	1001149	Miss	Tina	Liang	Shen	16 Hyde Park Street					GT LON	United Kingdom	W22 JN	466	Ordinary Shares	£7.230
UKSA093	1001159	Mr	Darren	Edward	Short	45 Lamplighters Close	Hempstead	Gillingham			KENT	United Kingdom	ME7 3NZ	186	Ordinary Shares	£7.230
UKSA093	1001196	Mr	David	Anthony	Snow	59 Spencer Road	Twickenham				MDDSX	United Kingdom	TW2 5TG	933	Ordinary Shares	£7.230
UKSA093	1001240	Mr	Pierre		Szentmihalyi	Flat 6	86 Elm Park Gardens	London			GT LON	United Kingdom	SW10 9PD	466	Ordinary Shares	£7.230
UKSA093	1001288	Mrs	Julia	Carole	Topp	38 Eastcheap	Rayleigh				ESSEX	United Kingdom	SS6 9JZ	186	Ordinary Shares	£7.230
UKSA093	1001401	Ms	Susan	Ruth	Williams	50 Swakeleys Drive	Ickenham				MDDSX	United Kingdom	UB10 8QE	93	Ordinary Shares	£7.230
UKSA093	1001420	Mrs	Suzanne	Sheila	Winnister	35 Dukes Orchard	Bexley				KENT	United Kingdom	DA5 2DU	466	Ordinary Shares	£7.230
UKSA093	1001424	Mr	Christopher		Wood	3 Poors Lane	Hadleigh	Benfleet			ESSEX	United Kingdom	SS7 2LA	653	Ordinary Shares	£7.230
UKSA093	1002220	Mr	Christopher	Hallam	Emmett	Ground Floor	98 Selkirk Road	Tooting			GT LON	United Kingdom	SW17 0EP	466	Ordinary Shares	£7.230
UKSA093	1005447	Ms	Ruth		Martin	7 Clos Du Bas	Rue Du Crasin	St Peter				United Kingdom	JE3 7YN	280	Ordinary Shares	£7.230
UKSA093	1005471	Ms	Janet	Elizabeth	Nieuwberg	12A, Dorset Street	St Helier					Jersey C.I	JE2 3YH	560	Ordinary Shares	£7.230
UKSA093	1005487	Mr	Trevor		Renouf	3 Les Ruisseaux Villas	Grand vaux	St Helier				Jersey C I	JE2 4NB	933	Ordinary Shares	£7.230

Date of Allotment : 01.11.2005

Memo Number	PS ID	Name Prefix	First Name	Middle Name	Last Name	Address 1	Address 2	Address 3	Address 4	City	State	Country	Postal Code	No Of shares Allotted	Class Of Shares Alloted	Option price
UKSA093	1005498	Mr	Nigel		Scowen	14 Clos Du Briard	La Pouquelaye	St.Helier				Jersey C I	JE2 3FQ	933	Ordinary Shares	£7.230
UKSA093	1007064	Mr	Justin	Adam	Hudson	Flat 9, 21 Hanson Street	Fitzrovia	London			GT LON	United Kingdom	W1W 6TN	466	Ordinary Shares	£7.230
UKSA093	1018633	Mr	Andrew	James	Hardacre	23 The Riviera	10 Pik Sha Road	Clearwater Bay				United Kingdom		933	Ordinary Shares	£7.230
UKSA093	1114521	Mr	Jeremy		Parrish	c/o Standard Chartered Bank	P.O Box 241	Abu Dhabi				United Arab Emirates		2334	Ordinary Shares	£7.230
UKSA093	1000738	Mrs	Gillian		Lang	4 St. James Gardens	Westcliff-on-Sea	Essex				United Kingdom	SS0 0BU	186	Ordinary Shares	£7.230
UKSA093	1000472	Mr	Paul	Antony	Goodacre	34, Springfield	Lightwater	Surrey				United Kingdom	GU18 5XP	466	Ordinary Shares	£7.230
UKSA093	1001058	Ms	Gillian	Louise	Rhodes	42, Crest View Drive	Petts Wood	Orpington		Kent		United Kingdom	BR5 1BY	186	Ordinary Shares	£7.230
									GRAND TOTAL					41081		

FILE 82-5188

Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 966425

Company name in full Standard Chartered PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	11	11	2005	11	11	2005

Class of shares *(ordinary or preference etc).*	Ordinary	Ordinary	
Number allotted	434	13644	
Nominal value of each share	US $0.50	US $0.50	
Amount (if any) paid or due on each share *(including any share premium)*	690.5p	723p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ — DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB
For companies registered in Scotland — DX 235 Edinburgh or LP - 4 Edinburgh 2

Form revised 10/03

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name	Class of shares allotted	Number allotted
Address	Ordinary	434
	Ordinary	13644
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed J Bamford DEPUTY Date 24 November 2005

~~A director~~ / secretary / ~~administrator~~ / ~~administrative receiver~~ / ~~receiver manager~~ / ~~receiver~~ *Please delete as appropriate*

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Andy Aukland,Standard Chartered PLC	
1,Aldermanbury Square,	
London EC2V 7SB	Tel
DX number	DX exchange

Date of Allotment : 11.11.2005

Memo Number	PS ID	Name Prefix	First Name	Middle Name	Last Name	Address 1	Address 2	Address 3	Address 4	City	State	Country	Postal Code	No Of shares Allotted	Class Of Shares Alloted	Option price
UKSA 095	1000596	Mr	David	John	Kempton	1 Park Drive	Woking	Surrey				United Kingdom	GU22 7NF	746	Ordinary Shares	£7.23
UKSA 095	1000800	Mrs	Aileen		Macleod	13 Melthrone Drive	South Ruislip	Mddsx				United Kingdom	HA4 0TS	373	Ordinary Shares	£7.23
UKSA 095	1000965	Mr	Jeremy	Gifford	Pearce	47, Binjai Park						Singapore	589847	466	Ordinary Shares	£7.23
UKSA 095	1000989	Mr	Paul	John	Heather	48, Shaftesbury Road	Epping	Essex				United Kingdom	CM16 5BJ	1307	Ordinary Shares	£7.23
UKSA 095	1002369	Mr	Michael	Gerard	Gallagher	81, Farbridge Road	Upper Holloway	GT LON				United Kingdom	N19 3EP	466	Ordinary Shares	£7.23
UKSA 095	1016831	Mr	Darren	Austin	Osborne	5, Spains Hall Place	Woodlands	Basildon	Essex			United Kingdom	SS16 5UR	560	Ordinary Shares	£7.23
UKSA 095	1000954	Mr	Scott	Iain	Paget	Hillside	Layters Way	Gerrards Cross	Buckinghamshire			United Kingdom	SL9 7QZ	373	Ordinary Shares	£7.23
UKSA 095	1016714	Mr	Tim		Miller	48 Ledborough Lane	Beaconsfield	Buckinghamshire				United Kingdom	HP9 2DD	2334	Ordinary Shares	£7.23
ISSC 102	1117326	Mr	Trevor	Anthony	Haeger	28 Linden Drive						Singapore (Expats)	288701	2334	Ordinary Shares	£7.230
ISSC 102	1104958	Mr	Hamish	Edward Benedict	Arnold	7 High Street	Nayland	Colchester		Essex		United Kingdom	C064JE	877	Ordinary Shares	£7.230
ISSC 102	1101101	Mr	Chi Seng		Chan	6D Tower 11	South Horizons	Apleichau				Hong Kong		2333	Ordinary Shares	£7.230
ISSC 102	1002801	Mr	Sony	Easo	Philip	Kunnuthara House	Manjadi P O	Tiruvalla		Kerala		India	689105	933	Ordinary Shares	£7.230
ISSC 102	1008401	Mr	David	Osei	Bonsu	C/o Standrard Chartered Bank						Ghana		218	Ordinary Shares	£7.230
ISSC 102	1008065	Mr	Joseph	Ofosu	Arthur	38 A Optimum Shelter	Community 20	Lashibi	Tema			Ghana		139	Ordinary Shares	£7.230
ISSC 102	1007992	Ms	Constance		Owusu Achea	C/o Standrard Chartered Bank						Ghana		185	Ordinary Shares	£7.230
								TOTAL						13644		
	Restricted Shares	Mr	Robert	Bob	Gautier	Silvertree	Le Pont Close	Ponterson, St Clement,				Jersey C.I.	JE26JL	434	Ordinary Shares	£6.905
								TOTAL						434		
								GRAND TOTAL						14078		

FILE 82-5188

Companies House
for the record

RECEIVED
2005 NOV 27 P 1:14
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 966425

Company name in full Standard Chartered PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	09	12	2005	09	12	2005

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	5837	438849	6135
Nominal value of each share	US $0.50	US $0.50	US $0.50
Amount (if any) paid or due on each share *(including any share premium)*	334 p	559.5 p	723 p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ — DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
For companies registered in Scotland

Form revised 10/03

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name	Class of shares allotted	Number allotted
Address	Ordinary	5837
	Ordinary	438849
UK Postcode	Ordinary	6135
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed J. Bamford Date 3 January 2006

~~A director~~ / DEPUTY secretary / ~~administrator~~ / ~~administrative receiver~~ / ~~receiver manager~~ / ~~receiver~~ *Please delete as appropriate*

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Andy Aukland,Standard Chartered PLC
1,Aldermanbury Square,
London EC2V 7SB Tel
DX number DX exchange

Date of Allotment : 09.12.2005

Memo Number	PS ID	Name Prefix	First Name	Middle Name	Last Name	Address 1	Address 2	Address 3	Address 4	City	State	Country	Postal Code	No Of shares Allotted	Class Of Shares Alloted	Option price
UKSA 100	1001090	Ms	Jacqueline	Mary	Rolf	36c Hamlet Road	Upper Norwood				GT LON	United Kingdom	SE19 2AW	3502	Ordinary Shares	£3.34
UKSA 100	1005487	Mr	Trevor		Renoul	3 Les Ruisseaux Villas	Grand vaux	St Helier, Jersey, CI.				Jersey C.I.	JE24N8	2335	Ordinary Shares	£3.34
									TOTAL ---->>>					5837		
UKSA 100	1013623	Ms	Nanette	Barbara	Keenleyside	Snake Hill	Stanley					Falkland Islands		679	Ordinary Shares	£5.595
UKSA 100	1000228	Mr	Charles	Camplin	Clarke	41 Moore Grove Cres	Egham				SURREY	United Kingdom	TW20 9RH	203	Ordinary Shares	£5.595
UKSA 100	1000353	Mrs	Sandra		Robinson	2 Simms Cottage	Braintree Road	Wethersfield			ESSEX	United Kingdom	CM7 4BX	1358	Ordinary Shares	£5.595
UKSA 100	1000373	Miss	Caroline	Jane	Elphinstone	Fernshaw	Robin Hood Lane	Bexleyheath			KENT	United Kingdom	DA6 8LL	1697	Ordinary Shares	£5.595
UKSA 100	1000474	Ms	Rachel	Elaine	Goodinson	4 Whitecroft Way	Park Langley	Beckenham			KENT	United Kingdom	BR3 3AG	203	Ordinary Shares	£5.595
UKSA 100	1000607	Mrs	Julia	Margaret	Howell	22 Downs Road	Gravesend				KENT	United Kingdom	DA13 9HE	1358	Ordinary Shares	£5.595
UKSA 100	1000818	Mr	Simon	Mark	Marsden	235 Kingsbridge Road	Morden Park				SURREY	United Kingdom	SM4 4PX	271	Ordinary Shares	£5.595
UKSA 100	1001090	Ms	Jacqueline	Mary	Rolf	36c Hamlet Road	Upper Norwood				GT LON	United Kingdom	SE19 2AW	679	Ordinary Shares	£5.595
UKSA 100	1001096	Mr	Martin	Anthony	Rowlands	49 Colville Gardens	London				GT LON	United Kingdom	W11 2BA	1697	Ordinary Shares	£5.595
UKSA 100	1001218	Ms	Deborah		Stileman	23 Gordon Place	Kensington				GT LON	United Kingdom	W84 JE	1697	Ordinary Shares	£5.595
UKSA 100	1002240	Mr	Charles	David Jonath	Corbett	50 Littleton Street	Earlsfield				London	United Kingdom	SW18 35Y	339	Ordinary Shares	£5.595
UKSA 100	1003139	Mr	David	Charles	Bewley	62 Malvern Road	Hockley				ESSEX	United Kingdom	SS5 5JA	679	Ordinary Shares	£5.595
UKSA 100	1005328	Mr	Uday		Pathania	39 Heathview Court	20 Corringway	Golders Green			GT LON	United Kingdom	NW11 7EF	1358	Ordinary Shares	£5.595
UKSA 100	1005407	Miss	Claire	Rosamund	Harris	Standard Chartered Bank	CB FX Desk (UAE - Treasury)	Al Mankool Road			Dubai	United Arab Emirates		747	Ordinary Shares	£5.595
UKSA 100	1005440	Mr	Mike		Lezala	Standard Chartered Bank	Legal and Compliance	Jersey				Channel Islands		1018	Ordinary Shares	£5.595
UKSA 100	1012994	Mr	Aman	Partap	Narain	7 Joubert Mansions	Jubilee Place				GT LON	United Kingdom	SW3 3TH	897	Ordinary Shares	£5.595
UKSA 100	1012994	Ms	Shona		Verma	7 Joubert Mansions	Jubilee Place				GT LON	United Kingdom	SW3 3TH	800	Ordinary Shares	£5.595
UKSA 100	1013901	Miss	Catherine	Elizabeth	Woods	185 Shaftesbury Avenue	Thorpe Bay				ESSEX	United Kingdom	SS1 3AL	1018	Ordinary Shares	£5.595
UKSA 100	1017554	Ms	Rita		Bhatia	Stoneham Lodge	Mount Park Road	Harrow-on-the-Hill			MDDSX	United Kingdom	HA1 3LD	1697	Ordinary Shares	£5.595
UKSA 100	1019160	Miss	Laura		Boome	681 Wandsworth Road	London				London	United Kingdom	SW8 3JE	1697	Ordinary Shares	£5.595
UKSA 100	1019255	Mr	Alasdair	Donald	Barclay Loggie	16 Russett Close		St Ives			CAMBS	United Kingdom	PE27 3NN	848	Ordinary Shares	£5.595
UKSA 100	1019255	Ms	Joanne	Barclay	Loggie	16 Russett Close		St Ives			CAMBS	United Kingdom	PE27 3NN	849	Ordinary Shares	£5.595
UKSA 100	1019285	Ms	Sharon	Maria Elizabe	O'Donovan	41 Crossbow Road	Chigwell				ESSEX	United Kingdom	IG7 4EY	203	Ordinary Shares	£5.595
UKSA 100	1019393	Ms	Maxine	Elizabeth	Gee	28 Lidfield Road	London				GT LON	United Kingdom	N16 9LX	543	Ordinary Shares	£5.595
UKSA 100	1157259	Ms	Beth		Cubitt	86 Baizdon Road	Blackheath				GT LON	United Kingdom	SE3 0UO	679	Ordinary Shares	£5.595
UKSA 100	1157371	Ms	Lucy		Cutora	Upper Flat, 661 Hertford Road	Enfield	Middlesex				United Kingdom	EN3 6ND	339	Ordinary Shares	£5.595
UKSA 100	1000406	Mr	Damian	Gerard	Finan	50 Cavendish Crescent	Hornchurch				ESSEX	United Kingdom	RM12 5NT	679	Ordinary Shares	£5.595

Memo Number	PS ID	Name Prefix	First Name	Middle Name	Last Name	Address 1	Address 2	Address 3	Address 4	City	State	Country	Postal Code	No Of shares Allotted	Class Of Shares Alloted	Option price
UKSA 100	1002144	Mr	Timothy	John	Carroll	14 Gypsy Lane	Hunton Bridge				HERTS	United Kingdom	WD4 8PR	1697	Ordinary Shares	£5.595
UKSA 100	1017532	Mrs	Katherine	Susan	Disley	9 Carpenters Wood Drive	Chorleywood				HERTS	United Kingdom	WD3 5RH	543	Ordinary Shares	£5.595
UKSA 100	1000225	Mrs	Rosalind		Coen	Cadapatra	Boxley Road	Walderslade			KENT	United Kingdom	ME5 9JE	339	Ordinary Shares	£5.595
UKSA 100	1016490	Miss	Angela	Louise	Hammond	12 Ullswater Close	Bromley				KENT	United Kingdom	BR1 4JF	1697	Ordinary Shares	£5.595
ISSC 107	1116156	Mr	Lay Fook Wilson		Khoo	block 2 Boon Lay Drive	#05-05					Singapore	649925	1697	Ordinary Shares	£5.595
ISSC 107	1016635	Mrs	Edwina	Boadwaa	Atta-Sonno	Post Box No 69	Achimota			Accra		Ghana		169	Ordinary Shares	£5.595
ISSC 107	1008191	Ms	Matilda		Dampley	Post Box No Nl 382	New Town			Accra		Ghana		551	Ordinary Shares	£5.595
ISSC 107	1017517	Ms	Patience	Irene Maku	Tetteh	Post Box No 8336	Tema			Accra		Ghana		331	Ordinary Shares	£5.595
ISSC 107	1019134	Ms	Rebecca	Aku	Ntreh	C/o Standard Chartered Bank						Ghana		331	Ordinary Shares	£5.595
ISSC 107	1130823	Mr	Jason Kumar		Gurusami	205 River Valley Road	#09-53 UE Square					Singapore	238274	1697	Ordinary Shares	£5.595
ISSC 107	1161664	Mrs	Doroty	Edem	Tsidi	Post Office Box AH 228	Achimota	Accra				Ghana		424	Ordinary Shares	£5.595
ISSC 107	1153702	Miss	Siok Geok Agnes		Tay	19 Cantonment Close	#23-75					Singapore	080019	754	Ordinary Shares	£5.595
ISSC 107	1142110	Ms	Sandra		Myburgh	25 Broad St. #9C				New Yo	NY	United States	10004	1685	Ordinary Shares	£5.595
ISSC 107	1116285	Ms	Sok Koon June Sharin		Chan	41 Sims Drive	#05-277					Singapore	380041	503	Ordinary Shares	£5.595
ISSC 107	1116592	Ms	Fiona		Lim	461A Upper East Coast Road	#02-13 The Baycourt					Singapore	466507	1697	Ordinary Shares	£5.595
ISSC 107	1116109	Mr	Francis Edwin		Nevis	56 Jalan Bukit Desa 6	Taman Bukit Desa	Jalan Kelang Lama		Kuala Lumpur		Malaysia	58100	1697	Ordinary Shares	£5.595
ISSC 107	1150885	Mr	Simon		Sinclair	6 Battery Road	#03-00					Singapore	049909	1257	Ordinary Shares	£5.595
ISSC 107	1117898	Mr	Muthu		Veerappan	BLK 134	#11-1428	JLN BUKIT MERAH		SINGAPORE		Singapore	160134	1006	Ordinary Shares	£5.595
ISSC 107	1141236	Ms	Namita		Lal	C 22 Ruamsuk	Sukhumvit 26	Bangkok 10110				Thailand	10110	611	Ordinary Shares	£5.595
ISSC 107	1002794	Mr	Jairaj		Batra	C/o MNC C & I	6 Battery Road Floor 7					Singapore	049-9099	1697	Ordinary Shares	£5.595
ISSC 107	1128038	Mr	Lai Loong		Wong	C-1-3 Sang Suria Condominium	Persiaran Parkview, Jalan Ipoh	Kuala Lumpur	W.P Kuala Lumpur			Malaysia	51200	292	Ordinary Shares	£5.595
ISSC 107	1126794	Ms	Swarnalatha		Kalathurai	No 25, Jalan Megah 11A,	Tmn Megah	Cheras	Selangor			Malaysia	43200	58	Ordinary Shares	£5.595
ISSC 107	1017280	Ms	Rose		Makosya	P O Box 10533				Kampala		Uganda		71	Ordinary Shares	£5.595
ISSC 107	1135038	Mr	A.D		Ganesh	PO Box 999				DUBAI		United Arab Emirates		1358	Ordinary Shares	£5.595
ISSC 107	1018058	Ms	Norsan		Akkawi	Post Box No 9997				Amman		Jordan	11191	317	Ordinary Shares	£5.595
ISSC 107	1019651	Mrs	Theopista	Ntale	Sekitto	Standard Chartered Bank	Post Box No 7111			Kampala		Uganda		239	Ordinary Shares	£5.595
ISSC 107	1158243	Ms	Umu	Fadie	Latif-Sheriff	Standard Chartered Bank SL L	9/11 Lightfort Boston street	Freetown				Sierra Leone		37	Ordinary Shares	£5.595
ISSC 107	1002666	Mr	Venkataraman		Chandrasekhar	No 36/37 Floor 2	Ashok Nagar					United Arab Emirates		1697	Ordinary Shares	£5.595
ISSC 107	1016817	Ms	Mercy		Koranteng-Addy	Post Box No 18097				Accra		Ghana		171	Ordinary Shares	£5.595
ISSC 107	1008003	Ms	Comfort		Agyapong	Post Box No 768				Accra		Ghana		165	Ordinary Shares	£5.595
ISSC 107	1007989	Ms	Faustina		Adu	Post Box No Gp 14854				Accra		Ghana		275	Ordinary Shares	£5.595
ISSC 107	1018954	Ms	Elaine	Esifuah	Kumaka	Post Box No Ct 784	Cantonment			Accra		Ghana		110	Ordinary Shares	£5.595

Memo Number	PS ID	Name Prefix	First Name	Middle Name	Last Name	Address 1	Address 2	Address 3	Address 4	City	State	Country	Postal Code	No Of shares Allotted	Class Of Shares Alloted	Option price
ISSC 107	1102559	Mr	Patrick	Chung Tat	Ma	Flat 2 2/F Blk A	137-139 Blue Pool Rd	Happy Valley HK				Hong Kong		1697	Ordinary Shares	£5 595
ISSC 107	1101365	Ms	Siu Ying		Lam	17G, Tung Hoi Mansion	Tai Koo Shing	Hong Kong				Hong Kong		1697	Ordinary Shares	£5 595
ISSC 107	1104034	Mr	Peter	Cheong Man	Yeung	Room 3F Block 5 Site 3	Whampoa Garden	Kowloon				Hong Kong		1697	Ordinary Shares	£5 595
ISSC 107	1103500	Ms	Angela	Ka Yi	Yip	Rm 817 Wah Kwong House	Wah Fu Estate	HK				Hong Kong		568	Ordinary Shares	£5 595
ISSC 107	1009885	Mr	Kenneth		Gabbidon	99 Soldier Street				Freetown		Sierra Leone		110	Ordinary Shares	£5 595
ISSC 107	1019622	Miss	Sydnetta	Rosamund	Fynn	48 Fourah Bay Road	East End			Freetown		Sierra Leone		71	Ordinary Shares	£5 595
ISSC 107	1017309	Mr	Mpoda		Charles	Post Box No 7111				Kampala		Uganda		119	Ordinary Shares	£5 595
ISSC 107	1002835	Mr	Rajendran		Murugah	C/o Standard Chartered Bank						United Arab Emirates		679	Ordinary Shares	£5 595
ISSC 107	1010175	Ms	Grace	Bonney	Mulisa	C/o Standard Chartered Bank						Uganda		479	Ordinary Shares	£5 595
ISSC 107	1008420	Mr	Joe		Prah	C/o Standard Chartered Bank						Ghana		339	Ordinary Shares	£5 595
ISSC 107	1008026	Mr	Charles		Amanquah	C/o Standard Chartered Bank						Ghana		342	Ordinary Shares	£5 595
ISSC 107	1007997	Mr	Pashcal	Jacques Nan	Agbenu	C/o Standard Chartered Bank						Ghana		679	Ordinary Shares	£5 595
ISSC 107	1116460	Ms	Soon Chuang Angeline		Yap	Blk 125 Kim Tian Rd	#05-84					Singapore	160125	628	Ordinary Shares	£5 595
ISSC 107	1002281	Mr	Jamie	Fou-Tsong	Ling	3-3-2 Sri Kia Peng Condominiu	Changkat Kia Peng	Kuala Lumpur				Malaysia	50450	1697	Ordinary Shares	£5 595
ISSC 107	1117175	Ms	Jirawan		Lorvattanapongs	357 Clementi Ave 2	#22-275					Singapore	120357	224	Ordinary Shares	£5 595
ISSC 107	1002453	Mr	Tawfeeq	Mohamed A.	Hussein	401, Woodrose, Lokhandwala (	Andheri, Mumbai 400054				MH	United Arab Emirates		1674	Ordinary Shares	£5 595
ISSC 107	1003012	Mr	Saleem		Khan	flat # C-6 Safari Heights	Gulistan-E Johar			karachi		United Arab Emirates		334	Ordinary Shares	£5 595
ISSC 107	1102925	Mr	Chi Pang		Yuen	Flat K, 28/F, Block 8, Fullview (	18 Siu Sai Wan Road,	Siu Sai Wan				Hong Kong		1468	Ordinary Shares	£5 595
ISSC 107	1138726	Mr	William	Thomas	Whyte	PO Box 590,Blackwood					SA	Australia	5051	1696	Ordinary Shares	£5 595
ISSC 107	1138714	Mr	Howard		Chuang	PO Box 814	Gladesville			NSW		Australia	1675	1301	Ordinary Shares	£5 595
ISSC 107	1010483	Mr	Paul	C	Mapulanga	Standard Chartered Bank	Post Box No 32238			Lusaka		Zambia	10101	121	Ordinary Shares	£5 595
ISSC 107	1103048	Mr	Allen		Clennar	Unit A, 8/F., Blk 1,	18, Pak Pat Shan Road,	Tai Tam, Hong Kong				Australia		1696	Ordinary Shares	£5 595
ISSC 107	1016546	Mr	Kiran		Harry	Post Box No 1441				Gaborone		Botswana		428	Ordinary Shares	£5 595
ISSC 107	1116814	Ms	Siew Pin		Yeo	23 Serangoon Ave 3	#04-15					Singapore	556125	1509	Ordinary Shares	£5 595
ISSC 107	1134957	Mr	Karanjit Singh		Kalkat	5 West Coast Walk	#24-04			Singapore		United Arab Emi	127146	1697	Ordinary Shares	£5 595
ISSC 107	1124018	Ms	Lily		Jap	Blk 232, Bukit Batok East Ave {	#04-111					Singapore	650232	1697	Ordinary Shares	£5 595
ISSC 107	1006681	Mr	Ebrahim	Mohd.	Ebrahim	Flat 11 BLDG. 432	Road No 2111	Busaiteen 221	Kingdom of Bahrain			Bahrain		679	Ordinary Shares	£5 595
ISSC 107	1002566	Mr	Nilesh		Banglorewala	Wisma Standard Chartered Ba	Jl. Jend Sudirman Kav. 33-A	Jakarta		Jakarta		Indonesia	10220	1018	Ordinary Shares	£5 595
ISSC 107	1102026	Ms	Linda	Yim Mui	Choi	12/F Wing Ying Mansion	8A Soares Avenue	Homantin Kowloon				Hong Kong		1697	Ordinary Shares	£5 595
ISSC 107	1102647	Ms	Shirley	Siu Ting	Lee	Flat 2 15/F Block D	The Rainbow Garden	Tuen Mun NT				Hong Kong		1697	Ordinary Shares	£5 595
ISSC 107	1002487	Mr	Basheer	Mohammed	Zackana	Stanadard Chartered Bank	P O Box No 999	Dubai	U A E			United Arab Emi	9999	1358	Ordinary Shares	£5 595
ISSC 107	1117990	Mr	Tim	Giles S	Hinton	3 Royal Road						Singapore	118305	1697	Ordinary Shares	£5 595

Memo Number	PS ID	Name Prefix	First Name	Middle Name	Last Name	Address 1	Address 2	Address 3	Address 4	City	State	Country	Postal Code	No Of shares Allotted	Class Of Shares Alloted	Option price
ISSC 107	1017730	Mr	Sethu	Pazhayannur	Ramaswamy	House No. 10	Fawaz Garden	Budaiya				Bahrain		1697	Ordinary Shares	£5.595
ISSC 107	1002607	Mr	Akhil	Kumar	Jain	P.O Box 999, UAE, Dubai						United Arab Emirates		1697	Ordinary Shares	£5.595
ISSC 107	1002967	Ms	Saadia		Mahmud	P.O. Box 120686	Dubai	United Arab Emirates				United Arab Emirates		1697	Ordinary Shares	£5.595
ISSC 107	1002606	Mrs	Anie		John	Standard Chartered Bank	P.O. Box 999,	Dubai	United Arab Emir	Dubai		United Arab Emirates		1697	Ordinary Shares	£5.595
ISSC 107	1002819	Mr	Vikram	Mosali	Reddy	322 B Al Kifaf,	Karama			Dubai		United Arab Emirates		1697	Ordinary Shares	£5.595
ISSC 107	1002496	Mr	Jayarajan		Koonyil	Vadakke Valath	Edappally North	Cochin 24	KERALA			India		1697	Ordinary Shares	£5.595
ISSC 107	1003014	Mr	Omar		Saeed	93 A Block Model Town				Lahore		Pakistan		169	Ordinary Shares	£5.595
ISSC 107	1018126	Ms	Katla		Knkorian	36 Najaf Street	Um Othaina	Post Box No 674		Amman		Jordan	11181	634	Ordinary Shares	£5.595
ISSC 107	1017772	Mr	Carl		Sethna	Hitoof Building	Karama	Dubai		Karama		United Arab Emirates		339	Ordinary Shares	£5.595
ISSC 107	1123543	Ms	Beng Imm		Oh	No 16 Jalan 14/52		Petaling Jaya				Malaysia	48100	584	Ordinary Shares	£5.595
ISSC 107	1118506	Ms	Cynthia		Tan	12 Stirling Road #18-10						Singapore	148955	1697	Ordinary Shares	£5.595
ISSC 107	1013926	Mr	Juan	Andres	Echeverri Posada	Standard Chartered Bank-Lega	Dubai					United Arab Emirates		1020	Ordinary Shares	£5.595
ISSC 107	1128732	Mr	Rajendran		Paramanathan	HL 533 Kg Baru	Kolam Air Panas Setapak	Kuala Lumpur	W.P Kuala Lumpur			Malaysia	53200	116	Ordinary Shares	£5.595
ISSC 107	1002814	Mr	Krishnamurthy		Subramanian	FLAT 9D, MADRAS BUILDERS	6TH AVENUE	ASHOK NAGAR		CHENN	TN	United Arab Emi	600083	679	Ordinary Shares	£5.595
ISSC 107	1002594	Mr	Vishal	Harbhagwan	Ajwani	Standard Chartered Bank	Group Technology	Al Abbass Building, 1st Floor		Dubai		United Arab Em	999	679	Ordinary Shares	£5.595
ISSC 107	1002550	Mr	Arun	Leslie Nelson	Lewis	24 Chanstian Colony	Chikmagalor			Dubai		United Arab Emirates		679	Ordinary Shares	£5.595
ISSC 107	1002638	Ms	Dimple	Prabodhkum	Mehta	104 Kanchanganga	Manish Nagar Society	Andheri West		Mumbai		United Arab Emirates		679	Ordinary Shares	£5.595
ISSC 107	1017717	Mrs	Caroline	Anne	Bagshaw	1 Bayne Hill Close	Seer Green	Buckinghamshire				United Kingdom	HP92QQ	679	Ordinary Shares	£5.595
ISSC 107	1017846	Mr	Aslam		Bookwala	Standard Chartered Bank,	P.O.Box 999,	Dubai, United Arab Emirates		Dubai		United Arab Emirates		679	Ordinary Shares	£5.595
ISSC 107	1152160	Mr	Raja Sridhar		Athreya	1 Jalan Kuala	#09-02					Singapore	239639	1697	Ordinary Shares	£5.595
ISSC 107	1161122	Ms	Ma.Theresa	Yu	So	107 2nd Avenue	Grace Park	Caloocan city				Philippines	1400	42	Ordinary Shares	£5.595
ISSC 107	1151807	Mdm	Soo Yee Monica		Koh	108 Lorong G Telok Kurau						Singapore	426310	503	Ordinary Shares	£5.595
ISSC 107	1118977	Ms	Zahira Begum		Bte Mohd I	11 Eunos Cres	#02-2737					Singapore	400011	251	Ordinary Shares	£5.595
ISSC 107	1158217	Ms	Suet Fong		Chow	130 Thomson Road	#04-05					Singapore	307682	1697	Ordinary Shares	£5.595
ISSC 107	1143971	Miss	Soo Foon Josephine		Lee	15 Upper Boon Keng Rd	#07-1055					Singapore	380015	125	Ordinary Shares	£5.595
ISSC 107	1116252	Ms	Chay Ngin Yvonne		Lee	16 Bt Arang Rd						Singapore	359865	892	Ordinary Shares	£5.595
ISSC 107	1118001	Ms	Suat Leng		Loo	17 Beach Rd	#07-4707					Singapore	190017	1006	Ordinary Shares	£5.595
ISSC 107	1142380	Mdm	Li Lian		Chow	197 Rivervale Drive	#15-703					Singapore	540197	251	Ordinary Shares	£5.595
ISSC 107	1116288	Ms	Siew Hong Judy		Tan	2 Boon Lay Drive	#05-05					Singapore	649925	754	Ordinary Shares	£5.595
ISSC 107	1154046	Miss	Cheng Peng		Yeo	200 Toa Payoh North	#03-1055					Singapore	310200	754	Ordinary Shares	£5.595
ISSC 107	1118419	Ms	Hwei Ling		Leow	201A Punggol Field	#13-208					Singapore	821201	143	Ordinary Shares	£5.595
ISSC 107	1118817	Ms	Ai Bee		Soon	205 River Valley Road	#07-54					Singapore	238274	503	Ordinary Shares	£5.595

Memo Number	PS ID	Name Prefix	First Name	Middle Name	Last Name	Address 1	Address 2	Address 3	Address 4	City	State	Country	Postal Code	No Of shares Allotted	Class Of Shares Alloted	Option price
ISSC 107	1117187	Mr	Boon Leng Danny		Quah	21 Fort Rd	#14-02					China	439089	1697	Ordinary Shares	£5.595
ISSC 107	1104806	Mr	Brian	Ming Bong	Wah	22/A Braemar Hill Mansion	39 Braemar Hill Road	North Point				Hong Kong		1697	Ordinary Shares	£5.595
ISSC 107	1154490	Miss	Lee Lian		Chia	23 Bendemeer Rd	#05-521					Singapore	330023	1697	Ordinary Shares	£5.595
ISSC 107	1140959	Ms	Li Li		Phua	239 Compassvale Walk	#07-568					Singapore	540239	1006	Ordinary Shares	£5.595
ISSC 107	1127487	Mr	Karunanidhy		Chengodan	24, Jln 25/50	Tmn Sri Muda	Shah Alam	Selangor			Malaysia	46000	116	Ordinary Shares	£5.595
ISSC 107	1116217	Ms	Lee Eng		Goh	26 How Sun Walk						Singapore	538448	754	Ordinary Shares	£5.595
ISSC 107	1101284	Ms	Sisi		Choi	28/F SCT	388 Kwun Tong Road	Kwun Tong, Hong Kong				Hong Kong		1697	Ordinary Shares	£5.595
ISSC 107	1130763	Mr	Kee Lik		Wong	2E, Langsat Lane 2	Tiong Hua Road	Sibu	Sarawak			Malaysia	96000	701	Ordinary Shares	£5.595
ISSC 107	1160369	Ms	Chiew Yen		Ho	30-18-4,pandan height condo	pandan perdana cheras	kuala lumpur		kuala lu	KL	Scope Internatio	55300	175	Ordinary Shares	£5.595
ISSC 107	1129491	Ms	Mei Peng		Leong	302, Block D13	Section 2, Wangsa Maju	Setapak	W.P Kuala Lumpur			Malaysia	53300	58	Ordinary Shares	£5.595
ISSC 107	1118596	Ms	Quee Lan Jelyne		Tan	303 Lorong Chuan						Singapore	556812	377	Ordinary Shares	£5.595
ISSC 107	1128645	Ms	Belinda	Claudine	Benedict	307, Tkt2 Block 10	Seksyen 17	Shah Alam	Selangor			Malaysia	40000	58	Ordinary Shares-	£5.595
ISSC 107	1002913	Mr	Shyam		Krishnaswamy	314 Silver Sands 1	Bur Dubai			Dubai		United Arab Em	9168	1697	Ordinary Shares	£5.595
ISSC 107	1141344	Ms	Kustari Dewi		Marina	454 Corporation Rd	#11-01					Singapore	649812	1257	Ordinary Shares	£5.595
ISSC 107	1151885	Mr	Vincent		Choong	456 Pasir Ris Dr 4	#10-297					Singapore	510456	125	Ordinary Shares	£5.595
ISSC 107	1116263	Mr	Beng Huat Joe		Lim	483 Yio Chu Kang Road	#05-09					Singapore	787075	503	Ordinary Shares	£5.595
ISSC 107	1117104	Ms	Swee Lee Christina		Khoo	49 Holland Green						Singapore	276170	301	Ordinary Shares	£5.595
ISSC 107	1139357	Mr	Roomi		Siddiqui	51-A-2 Sunset St	Phase 2	DHA Karachi		karachi		Bahrain		1697	Ordinary Shares	£5.595
ISSC 107	1116445	Ms	Lee Fun Joyce		Han	54 Sunset View						Singapore	597210	1257	Ordinary Shares	£5.595
ISSC 107	1002685	Mr	Sohrab		Dadachanji	601 Al-Noor Building	Bur Dubai	PO Box 999		Dubai		United Arab Emirates		1697	Ordinary Shares	£5.595
ISSC 107	1116784	Ms	Toh Hee Jill		Goh	618 Ang Mo Kio Ave 4	#04-1059					Singapore	560618	754	Ordinary Shares	£5.595
ISSC 107	1118558	Mr	Sen Aun Mark		Siaw	65 Cavenagh Road	#05-318					Singapore	229619	1697	Ordinary Shares	£5.595
ISSC 107	1116812	Ms	Mei Kit		Wan	68 Trevose Cres	#01-08					Singapore	298069	1697	Ordinary Shares	£5.595
ISSC 107	1117293	Ms	Tat Yang Maxine		Lee	7 Jln Naga Sari						Singapore	288838	1697	Ordinary Shares	£5.595
ISSC 107	1116344	Mr	Twee Suan Peter		Ho	709 Jurong W Str 71	#14-34					Singapore	640709	503	Ordinary Shares	£5.595
ISSC 107	1156949	Mr	Chun Yong		Lim	92 Begonia Drive						Singapore	809950	503	Ordinary Shares	£5.595
ISSC 107	1127365	Ms	Rajeswari		Arunasalam	95 , Jln Bukit Gantang	Tmn Eastern, 4th Mile, Jalan Ipo	Kuala Lumpur	W.P Kuala Lumpur			Malaysia	51200	33	Ordinary Shares	£5.595
ISSC 107	1149113	Miss	Nadia		Bte Hamid	Blk 429 Clementi Ave 3	#07-422					Singapore	120429	125	Ordinary Shares	£5.595
ISSC 107	1117668	Mr	Mun Wah		Lai	Blk 54 Marine Terrace	#13-33			Singapore		Singapore	440054	1257	Ordinary Shares	£5.595
ISSC 107	1141769	Ms	Huey Jing Evelyn		Ling	Block 231, Simei St 4	#05-130					Singapore	520231	1358	Ordinary Shares	£5.595
ISSC 107	1152439	Mr	Mrinmoy Kumar		Das	Block 6, Geylang East Ave. 2	#12-04 Simsville					Singapore	389756	1597	Ordinary Shares	£5.595
ISSC 107	1134619	Mr	Himanshu		Naharas	Business Planning Manager	Wholesale Bank	6th Floor, 6 Battery Road		Singapore		Singapore	049909	1197	Ordinary Shares	£5.595

Memo Number	PS ID	Name Prefix	First Name	Middle Name	Last Name	Address 1	Address 2	Address 3	Address 4	City	State	Country	Postal Code	No Of shares Allotted	Class Of Shares Alloted	Option price
ISSC 107	1161669	Mr	Seth	Tawiah	Lartey	C/O J T Lartey	Post Office Box 110	Asamankese				Ghana		165	Ordinary Shares	£5.595
ISSC 107	1161662	Mrs	Maud		Sakyere	C/O Rev Michael Anim-Tetey	Post Office Box GP 1800	Accra				Ghana		110	Ordinary Shares	£5.595
ISSC 107	1002749	Mr	Hemant		Jethwani	C/o SCB,	Al Mankhool Road,	P. O. Box 999.				United Arab Emirates		1697	Ordinary Shares	£5.595
ISSC 107	1006710	Miss	Nahla	S Hussain	Almajid	C/O SCB, WEALTH MANAGE	P O BOX 29	MANAMA	KINGDOM OF BAHRAIN			Bahrain		679	Ordinary Shares	£5.595
ISSC 107	1017726	Ms	Nadeesha	Tillakaratne	Egalahewa	c/o Standard Chartered Bank	P O Box 999			Dubai		United Arab Emirates		1697	Ordinary Shares	£5.595
ISSC 107	1018622	Mrs	Sabah	Malek	Nassar	Cornishe Road	Sheikha Mahra Bin Khaled Build	3rd Floor Flat 301	Same Bldg as Bu	Abu Dhabi		United Arab Emirates		1697	Ordinary Shares	£5.595
ISSC 107	1008496	Mr	Julian	Walton	Wrigley	Esther P Thompson	Ghana Secondary School	Post Box No 50		Dodowa		Ghana		275	Ordinary Shares	£5.595
ISSC 107	1017723	Mr	Vivek		Uberoi	Flat # 301	Golden Sands 1	C/o Standard Chartered	P.O Box 999	Dubai		United Arab Emi	999	1697	Ordinary Shares	£5.595
ISSC 107	1101519	Mr	Hui Yip		Lam	Flat 1809, Block K	Telford Gardens	Kowloon Bay, Kowloon				Japan		1001	Ordinary Shares	£5.595
ISSC 107	1101794	Mr	Raymond	Chun Kit	Ng	Flat B 24/F Block 17, Providen	53 Wharf Road	North Point Hong Kong				Hong Kong		1697	Ordinary Shares	£5.595
ISSC 107	1104319	Ms	Jenny	Ching Ying	Chin	Flat B 6/F Block 6	Pristine Villa Shatin	New Territories				Hong Kong		1697	Ordinary Shares	£5.595
ISSC 107	1103381	Mr	Hanson		Chan	Flat C, 20/F, Block 6	Nan Fung Sun Chuen	Quarry Bay, Hong Kong				Hong Kong		1137	Ordinary Shares	£5.595
ISSC 107	1152762	Mr	Man Kit		So	Flat C, 8th Floor, Block 1, King	No 1 King's Park Rise, Ho Man	Kowloon				Hong Kong		1697	Ordinary Shares	£5.595
ISSC 107	1131598	Mrs	Gabby		Lalamentik	JL Ketapa Sawit XVII	Blok BJ 5 No 1	Gading Serpong	Tangerang			Indonesia	15326	246	Ordinary Shares	£5.595
ISSC 107	1016565	Mr	Steve		Williams	L 1 Manet Cottage	Dtd Spintex Road	Batsonaa Nungua		Accra		Zimbabwe		339	Ordinary Shares	£5.595
ISSC 107	1016577	Mr	Desmond	Bosco	Goveas	Mohd Murshed Building	Al Mankhool Street	Near golden Sands 10		Dubai		United Arab Emirates		169	Ordinary Shares	£5.595
ISSC 107	1018966	Ms	Juliana		Augusti-Adotey	No 0102 Market Circle				Takoradi		Ghana		110	Ordinary Shares	£5.595
ISSC 107	1122820	Ms	Hjh	Norhayati	Hj Ibrahim	No 18 spg 1471	Kg Sengkurong					Brunei Darussala	BG1121	254	Ordinary Shares	£5.595
ISSC 107	1013209	Ms	Cynthia		Asiedu	No 768 High Street				Accra		Ghana		679	Ordinary Shares	£5.595
ISSC 107	1157910	Ms	Li Ching		Tan	No 9	Jalan Helang 7	Bandar Puchong Jaya	Puchong			Malaysia	47100	1005	Ordinary Shares	£5.595
ISSC 107	1128858	Ms	Rosmaria		Rami	NO 11, JALAN 19/46	SHAH ALAM					Malaysia	40000	58	Ordinary Shares	£5.595
ISSC 107	1128930	Ms	Pek Kim Grace		Lim	NO 19, JALAN 51A/223C	PETALING JAYA					Malaysia	46100	350	Ordinary Shares	£5.595
ISSC 107	1010239	Mr	Paul	Wafula	Wabwire	P O Box 12069				Kampala		Uganda		239	Ordinary Shares	£5.595
ISSC 107	1018565	Mrs	Mary		Dunleavy	P O Box 999	Dubai	UAE				United Arab Emirates		1697	Ordinary Shares	£5.595
ISSC 107	1122685	Ms	Tsue	Han	Yap	P.O. Box No 998				Bandar Seri Begawan		Brunei Darussala	BS8671	554	Ordinary Shares	£5.595
ISSC 107	1002592	Mr	Allana	Mohd. Salim	Yahya	PO Box 29				Doha		Qatar		339	Ordinary Shares	£5.595
ISSC 107	1156018	Mr	Peter	Gitau	Njoroge	PO Box 41500						Kenya	00200	1151	Ordinary Shares	£5.595
ISSC 107	1007225	Mr	Evans		Vitisia	Post Box No 304	GPO 100			Nairobi		Kenya		1496	Ordinary Shares	£5.595
ISSC 107	1009384	Mr	Maurice	Juma	Ndege	Post Box No 4036 200	City Square			Nairobi		Kenya	200	287	Ordinary Shares	£5.595
ISSC 107	1008252	Ms	Agnes		Hammond	Post Box No 0102				Takoradi		Ghana		551	Ordinary Shares	£5.595
ISSC 107	1009206	Ms	Agnes		Mugweru	Post Box No 1	Nyeri			Nairobi		Kenya		57	Ordinary Shares	£5.595
ISSC 107	1009201	Ms	Veronica		Mugambi	Post Box No 1	Nyeri			Nairobi		Kenya		74	Ordinary Shares	£5.595

Memo Number	PS ID	Name Prefix	First Name	Middle Name	Last Name	Address 1	Address 2	Address 3	Address 4	City	State	Country	Postal Code	No Of shares Allotted	Class Of Shares Alloted	Option price
ISSC 107	1016500	Ms	Dorothy		Tinkamanyire	Post Box No 20140				Kampala		Uganda		119	Ordinary Shares	£5.595
ISSC 107	1006689	Mrs	Nina	Ahmed	Ali	Post Box No 22931				Muharraq		Bahrain		679	Ordinary Shares	£5.595
ISSC 107	1018953	Mr	John	Kwame	Annan	Post Box No 253	Takoradi					Ghana		110	Ordinary Shares	£5.595
ISSC 107	1008277	Ms	Augusta		Kodzo	Post Box No 2657				Accra		Ghana		55	Ordinary Shares	£5.595
ISSC 107	1018890	Mr	Edgar	Otochi	Mokua	Post Box No 3604				Nakuru		Kenya		69	Ordinary Shares	£5.595
ISSC 107	1122617	Ms	Chuk	Ho Shirley	Ang	Post Box No 39				Bandar Seri Begawan		Brunei Darussala	BS8670	508	Ordinary Shares	£5.595
ISSC 107	1008200	Mr	Felix		Djan	Post Box No 768				Accra		Ghana		137	Ordinary Shares	£5.595
ISSC 107	1018637	Ms	Rebecca		Annan	Post Box No 768				Accra		Ghana		275	Ordinary Shares	£5.595
ISSC 107	1009007	Ms	Janet		Kirangu	Post Box No 98777				Mombasa		Kenya		143	Ordinary Shares	£5.595
ISSC 107	1018325	Mr	Johannes	Desire	Adekpui	Post Box No AE 75	Atomic Energy			Accra		Ghana		275	Ordinary Shares	£5.595
ISSC 107	1016393	Mr	Michel	Yao	Ahorbo	Post Box No C 02168				Tema		Ghana		358	Ordinary Shares	£5.595
ISSC 107	1008381	Ms	Sophia		Offei	Post Box No C 129	Accra Art Centre			Accra		Ghana	23321	717	Ordinary Shares	£5.595
ISSC 107	1007962	Mr	Isaac	Kwesi	Acquaah	Post Box No Gp 18479				Accra		Ghana		827	Ordinary Shares	£5.595
ISSC 107	1008021	Ms	Lucy		Alando	Post Box No Ka 18103	Airport			Accra		Ghana		1018	Ordinary Shares	£5.595
ISSC 107	1007959	Ms	Patricia		Asamoah	Post Box No Ka 9755	Airport			Accra		Ghana		110	Ordinary Shares	£5.595
ISSC 107	1008319	Ms	Davina	Odarkor	Martey	Post Box No Kb 39	Korle Bu			Accra		Ghana		441	Ordinary Shares	£5.595
ISSC 107	1008313	Ms	Mercy		Lartey	Post Box No Mp 2520	Mamprobi			Accra		Ghana		275	Ordinary Shares	£5.595
ISSC 107	1008378	Ms	Paulina		Oduro	Post Box No X438				Kumasi		Ghana		388	Ordinary Shares	£5.595
ISSC 107	1140771	Mr	Yun Yew	Henry	Lu	Post Box No. 44				Bandar Seri Begawan		Brunei Darussala	BS8670	1271	Ordinary Shares	£5.595
ISSC 107	1161874	Mr	Emmanuel		Hope-Wudu	Post Office Box AK 80	Takoradi	Western Region				Ghana		165	Ordinary Shares	£5.595
ISSC 107	1157617	Mr	William	Asah Kojo	Mills	Post Office Box AN 8766	Accra-North	Accra				Ghana		165	Ordinary Shares	£5.595
ISSC 107	1157619	Mr	Cadman	Kojo Assiaw	Dufu	Post Office Box DS 1625	Dansoman	Accra				Ghana		388	Ordinary Shares	£5.595
ISSC 107	1158084	Mr	Augustine	Xorse	Godzi	Post Officer Box KD 619	Kanda			Accra		Ghana		137	Ordinary Shares	£5.595
ISSC 107	1134890	Mr	S V Shiv	Shanker	Naidu	Rajeshwari Mansion	MIG 1/52 Sector 2 MUP Colony	Visakhpatnam			AP	India	530017	1697	Ordinary Shares	£5.595
ISSC 107	1143176	Ms	Wai Lim		Pang	RM 9 19/F 9 BROADWAY	MEI FOO SUN CHUEN LAI CHI	KOWLOON				Hong Kong		1137	Ordinary Shares	£5.595
ISSC 107	1008500	Mr	Edward	Bakani	Yakubu	Ssnit Flats	Djatabu Street Community 3			Tema		Ghana		275	Ordinary Shares	£5.595
ISSC 107	1139382	Mr	Ali		Sultan	Standard Chartered Bank	P O Box - 999			Dubai		United Arab Emirates		1697	Ordinary Shares	£5.595
ISSC 107	1161404	Mr	Ziad	Yousef Saleh	Yousef	Standard Chartered Bank	P O Box 29	Doha	Qatar			Qatar		339	Ordinary Shares	£5.595
ISSC 107	1008069	Ms	Alice		Antonio	Standard Chartered Bank	Libena Road	Branch P.M.B	T U C Accra			Ghana		388	Ordinary Shares	£5.595
ISSC 107	1008607	Mr	Bernard		Mendy	Standard Chartered Bank	8 Ecowas Avenue	Po Box 259		Banjul		Gambia		470	Ordinary Shares	£5.595
ISSC 107	1008527	Ms	Assanatou		Barry-Njie	Standard Chartered Bank	8 Ecowas Avenue	Post Box No 259		Banjul		Gambia		352	Ordinary Shares	£5.595
ISSC 107	1012053	Mr	Mukumba	Onesimo	Jacob	Standard Chartered Bank	8 Ecowas Avenue	Post Box No 259		Banjul		Gambia		705	Ordinary Shares	£5.595

Memo Number	PS ID	Name Prefix	First Name	Middle Name	Last Name	Address 1	Address 2	Address 3	Address 4	City	State	Country	Postal Code	No Of shares Allotted	Class Of Shares Alloted	Option price
ISSC 107	1009883	Mr	Mone		Folana	Standard Chartered Bank	Post Box No 1155			Freetown		Sierra Leone		221	Ordinary Shares	£5.595
ISSC 107	1013237	Mr	Biju	Rasik	Sanghrajka	STANDARD CHARTERED BA	1st FLOOR, PRODUCT MANAG	1 ALDERMANBURY SQUARE			GT LON	Kenya	EC2V7SB	690	Ordinary Shares	£5.595
ISSC 107	1010201	Mr	Herbert	Ntege	Zake	Standard Chartered Bank Ugar	P O Box 7111	Plot 5 Speke Road		Kampala		Uganda		239	Ordinary Shares	£5.595
ISSC 107	1009436	Ms	Susan	Wanjiku	Ngumo	StandardCharteredBank	Post Box No 72585	GPO 200		Nairobi		Kenya		86	Ordinary Shares	£5.595
ISSC 107	1002471	Mr	Mohammed	Abdulla	Sayyah	Trade Centre Road,AlMankool	Post Box No 5715	Near Musalla Al Eid		Dubai		United Arab Emi	5715	1687	Ordinary Shares	£5.595
ISSC 107	1002589	Mrs	Suzanne	Hazel Mabel	D'Cruz	Silver Avenue, 4th Floor 401	Block A , Kalima			Mumbai		United Arab Emirates		1697	Ordinary Shares	£5.595
ISSC 107	1006631	Mr	Mohammed	Essa Hssan	AlGassab	House No 186 Road No 4603	A'ali 746					Bahrain		339	Ordinary Shares	£5.595
ISSC 107	1006645	Mr	A.Redha	Mustafa	Mansoon	House No 511 Road No 4507	Arad 451					Bahrain		543	Ordinary Shares	£5.595
ISSC 107	1006621	Mr	Jihad		Khalfan	House No 805 Road No 3525	Manama 335					Bahrain		679	Ordinary Shares	£5.595
ISSC 107	1006656	Mr	A.Wahid		Ebrahim	House No 1038 Road No 2729	Muharraq 227					Bahrain		679	Ordinary Shares	£5.595
ISSC 107	1006673	Mrs	Maria	Lourdes S	Quebec	Flat 1 Building 965	Road No 2820	Block 328				Bahrain		679	Ordinary Shares	£5.595
ISSC 107	1018669	Mr	Jaffar	S Shams	Mohsin	Villa No 1439	Road No 2139	Saar 521	Saar			Bahrain		476	Ordinary Shares	£5.595
ISSC 107	1006698	Mrs	Hanan	Qamber Isma	Qamber	Post Box No 570				Alba		Bahrain		169	Ordinary Shares	£5.595
ISSC 107	1122643	Ms	Fauziah		Hj Muhammad	No 13 Spg 279 Kg Kapok Muara						Brunei Darussalam		127	Ordinary Shares	£5.595
ISSC 107	1122652	Ms	Wee	Yan	Chong	No 4 Simpang 178 Kg Lambak	Jln Berakas			Bander Seri Begawan		Brunei Darussalam		381	Ordinary Shares	£5.595
ISSC 107	1018831	Mr	Victor	Christopher Y	Easmon	Post Box No 31	Akosombo					Ghana		110	Ordinary Shares	£5.595
ISSC 107	1008462	Mr	Ibrahim		Suhununu	Post Box No 1930	Kumasi					Ghana		137	Ordinary Shares	£5.595
ISSC 107	1008421	Mrs	Josephine	Ama	Lawson	Post Box No 450	Legon					Ghana		551	Ordinary Shares	£5.595
ISSC 107	1008045	Mr	Frederick		Amponsah	Post Box No 4	Akrofuon	Adansi				Ghana		135	Ordinary Shares	£5.595
ISSC 107	1008382	Mr	David		Ofori	W K Asare	Post Box No 11	Alavanyo				Ghana		187	Ordinary Shares	£5.595
ISSC 107	1008282	Ms	Rita		Krampah	Post Box No Up 814	Knust	Kumasi				Ghana		82	Ordinary Shares	£5.596
ISSC 107	1008146	Ms	Rosamond		Bessy-Ashun	House No 149	Bakaekyir	Sekondi	Western Region			Ghana		342	Ordinary Shares	£5.595
ISSC 107	1018639	Mrs	Wendy		Antwi	Post Box No 14146				Accra		Ghana		110	Ordinary Shares	£5.595
ISSC 107	1019131	Ms	Angela		Fynn	Post Box No 17283				Accra		Ghana		275	Ordinary Shares	£5.595
ISSC 107	1008209	Ms	Lily	Vida	Duut	Post Box No 1823				Accra		Ghana		744	Ordinary Shares	£5.595
ISSC 107	1008471	Mr	Frank		Tetteh	Post Box No 5197				Accra		Ghana		441	Ordinary Shares	£5.595
ISSC 107	1008047	Mr	Isaac		Anaman	Post Box No 768				Accra		Ghana		165	Ordinary Shares	£5.595
ISSC 107	1008018	Mr	David	Keen Kwame	Akpalu	Post Box No 768				Accra		Ghana		339	Ordinary Shares	£5.595
ISSC 107	1008362	Mr	Isaac	Rexmond	Nti	Post Box No 768				Accra		Ghana		342	Ordinary Shares	£5.595
ISSC 107	1008434	Mr	Francis	Ambrose	Quayson	Post Box No 768				Accra		Ghana		662	Ordinary Shares	£5.595
ISSC 107	1017546	Ms	Delphina		Akoto	Post Box No 8692				Accra		Ghana		110	Ordinary Shares	£5.595
ISSC 107	1008154	Ms	Angela	Serwa	Boateng	Post Box No 8857				Accra		Ghana		551	Ordinary Shares	£5.595

Memo Number	PS ID	Name Prefix	First Name	Middle Name	Last Name	Address 1	Address 2	Address 3	Address 4	City	State	Country	Postal Code	No Of shares Allotted	Class Of Shares Alloted	Option price
ISSC 107	1019127	Ms	Gifty	Enyonam	Ahatsi	Post Box No 78	Abeka			Accra		Ghana		275	Ordinary Shares	£5.595
ISSC 107	1018824	Mrs	Esther		Kwansah	Post Box No Nt 583	Accra New Town			Accra		Ghana		67	Ordinary Shares	£5.595
ISSC 107	1008405	Ms	Gloria	Elua	Otoo	B A Otoo	Adb Head Office			Accra		Ghana		165	Ordinary Shares	£5.595
ISSC 107	1008340	Ms	Wilhemina	Tawiah	Bruce-Tagoe	Post Box No 9031	Airport			Accra		Ghana		551	Ordinary Shares	£5.595
ISSC 107	1156812	Mrs	Amma	Korantema	Ansah	Post Box No Ka 9186	Airport			Accra		Ghana		275	Ordinary Shares	£5.595
ISSC 107	1013817	Ms	Selasie	Adzo	Akyianu	Post Box No Ct 4650	Cantonment			Accra		Ghana		551	Ordinary Shares	£5.595
ISSC 107	1019296	Mr	Harold	Owusu	Ansa	Post Box No C190	Cantonments			Accra		Ghana		551	Ordinary Shares	£5.595
ISSC 107	1008127	Mr	Patrick		Ayisah-Eyeson	Post Box No 182	Dansoman Estate			Accra		Ghana		339	Ordinary Shares	£5.595
ISSC 107	1008329	Mr	Humphery		Mensah	Post Box No 2597	GPO			Accra		Ghana		137	Ordinary Shares	£5.595
ISSC 107	1008380	Ms	Bernice	Ofeibea	Offei	Post Box No Lg 727	Legon			Accra		Ghana		137	Ordinary Shares	£5.595
ISSC 107	1017300	Ms	Dulce	Ekua	Obeng	Post Box No 416	Madina			Accra		Ghana		165	Ordinary Shares	£5.595
ISSC 107	1019339	Mr	Sebastian	Klenam	Asem	Post Box No Md 686	Madina			Accra		Ghana		386	Ordinary Shares	£5.595
ISSC 107	1008008	Ms	Celestine		Ahadzi	Post Box No K 377	Man Town			Accra		Ghana		55	Ordinary Shares	£5.595
ISSC 107	1156824	Mr	Allen		Quaye	Post Box No 01558	Osu			Accra		Ghana		441	Ordinary Shares	£5.595
ISSC 107	1008065	Mr	Jacob		Annang-Odoi	Trade Service Centre	Post Box No 768			Accra		Ghana		551	Ordinary Shares	£5.595
ISSC 107	1008196	Mr	Rexford	A	Darko	P.O. Box. TA 296	Taira			Accra		Ghana		827	Ordinary Shares	£5.595
ISSC 107	1018630	Ms	Sandra		Asiedu	Post Box No 0103	X Borg	Osu		Accra		Ghana		496	Ordinary Shares	£5.595
ISSC 107	1008436	Ms	Edna	Akoley	Rudolph	M 716 1	Nelson Mandela Street	New Road	Madina	Accra		Ghana		165	Ordinary Shares	£5.595
ISSC 107	1008109	Mr	Eyram	Kwame	Atsu	Post Box No K 4 1	Coastal Estate	Batsonia	Spintex Road	Accra		Ghana		304	Ordinary Shares	£5.595
ISSC 107	1008327	Mr	Emmanuel	Osei Afriyie	Mensah	Mr Foresight Azumah	Post Box No 934			Kumasi		Ghana		684	Ordinary Shares	£5.595
ISSC 107	1008372	Ms	Ernestina		Obuobi	Post Box No 1515				Mamprobi		Ghana		165	Ordinary Shares	£5.595
ISSC 107	1008495	Mr	Dela	Kobla	Wosomu	House No C 213 20	Abelenkve				GT LON	Ghana		193	Ordinary Shares	£5.595
ISSC 107	1103412	Mr	Hing Fung		Ho	Flat F 2/F Blk 2	Prosperous Garden	3 Public Square St Yau Ma Tei				Hong Kong		1697	Ordinary Shares	£5.595
ISSC 107	1101833	Ms	Connie	Wai Ming	Lam	Flat G 10/F Block 2	Jing Hui Garden	8 Aberdeen Main Rd Aberdeen HK				Hong Kong		568	Ordinary Shares	£5.595
ISSC 107	1103059	Ms	Wing Yan		Fok	Flat 6 23/F	Mei Kwong Court	Aberdeen, HK				Hong Kong		853	Ordinary Shares	£5.595
ISSC 107	1114483	Mr	Thomas	Chun Hung	Ho	Room 901 Block 30	Heng Fa Chuen	Chai Wan HK				Hong Kong		1697	Ordinary Shares	£5.595
ISSC 107	1152222	Ms	Monica	Yat Fung	Chen	15 B Ho King View	2 Braemar Hill Road, North Point	Hong Kong				Hong Kong		1697	Ordinary Shares	£5.595
ISSC 107	1148692	Ms	Vannesa	Ting Yin	Wong	2304, Tower D	238 King's Road	Hong Kong				Hong Kong		1697	Ordinary Shares	£5.595
ISSC 107	1103010	Mr	Jackie	Chit Wing	Hui	Blk 3 1'A'	33 Perkins Rd, Cavendish Heigh	Jardine Lookouts, Hong Kong				Hong Kong		1697	Ordinary Shares	£5.595
ISSC 107	1104568	Ms	Angela	Wai Man	Lau	No 4 10/F Jade Mansion	40 Waterloo Road	Kowloon				Hong Kong		1697	Ordinary Shares	£5.595
ISSC 107	1103937	Ms	Eppie	Yuk Chun	Lee	1/F Flat D Block 19	Laguna City	Kwun Tong Kln				Hong Kong		1697	Ordinary Shares	£5.595
ISSC 107	1140272	Ms	Wai Chee		Lee	Flat D 29/F Blk 5 La Cite Noble	1 Ngan O Rd, Tseung Kwan O	New Territories				Hong Kong		1137	Ordinary Shares	£5.595

Memo Number	PS ID	Name Prefix	First Name	Middle Name	Last Name	Address 1	Address 2	Address 3	Address 4	City	State	Country	Postal Code	No Of shares Allotted	Class Of Shares Alloted	Option price
ISSC 107	1144976	Ms	Ka Yee		Lok	Room 1608 Kwong Lung Hous	Kwong Ming Court Tseung Kwar	New Territories				Hong Kong		284	Ordinary Shares	£5.595
ISSC 107	1152622	Ms	Pui Ha		Tse	Room 502 Block C	Sun Kwai Hing Garden Kwai Hin	New Territories				Hong Kong		1697	Ordinary Shares	£5.595
ISSC 107	1152402	Ms	Man Yi		Lam	Flat 8 13/F Block L	Sunshine City Ma On Shan	New Territories				Hong Kong		1697	Ordinary Shares	£5.595
ISSC 107	1101717	Ms	Sin Yee		Lau	Flat A 12/F Cheong Yiu Bldg	169 Castle Peak Road Tsuen W	NT				Hong Kong		1137	Ordinary Shares	£5.595
ISSC 107	1102425	Mr	Siu Kwong		Yam	Rm 2525; Choi Wah House,	Choi Yuen Estate;	Sheung Shui; NT				Hong Kong		1697	Ordinary Shares	£5.595
ISSC 107	1102484	Ms	Siu Kuen		Lo	11/C Riviera Lodge	61 Ting Kok Road	Tai Po N T				Hong Kong		199	Ordinary Shares	£5.595
ISSC 107	1118750	Mrs	May	Wing Yan	Wu	FLAT C 31/F BLOCK 6	BAUHINIA GARDEN	TSEUNG KWAN O				Hong Kong		568	Ordinary Shares	£5.595
ISSC 107	1144477	Mr	Siu Wo		Yung	Room 901 Kwong Lung House	Kwong Ming Court	Tseung Kwan O NT				Hong Kong		853	Ordinary Shares	£5.595
ISSC 107	1103717	Ms	Yuk Hing		Chan	Rm 622 Yee Yat House	Tsing Yi Estate	Tsing Yi N T				Hong Kong		1137	Ordinary Shares	£5.595
ISSC 107	1103479	Mr	Edmond	Chi Yuen	Law	Flat F 13/F Block 3	Tivoli Garden	Tsing Yi NT				Hong Kong		1697	Ordinary Shares	£5.595
ISSC 107	1141707	Ms	Wai Shan		Wong	Flat G 15/F Block 2 Po Shek M	328 Sha Tsui Road	Tsuen Wan NT				Hong Kong		568	Ordinary Shares	£5.595
ISSC 107	1101264	Ms	Carly Yin Ling		Yum	Flat 1508, 15/F,	Block E, Luk Yeung Sun Chuen,	Tsuen Wan; NT				Hong Kong		1697	Ordinary Shares	£5.595
ISSC 107	1118930	Mr	Wai Hoi		Ng	Flat 22A Block 14	City One Shatin	NT				Hong Kong		1697	Ordinary Shares	£5.595
ISSC 107	1102496	Mr	Pak Kong		Wong	9/F Blk B Tai Po Bldg	13-15 Tai Po Rd Kln					Hong Kong		1697	Ordinary Shares	£5.595
ISSC 107	1101488	Ms	Mong Wan		Wan	Flat F; 36/F; Block 7	Belvedere Garden Phase 3	625 Castle Peak Road;	Tsuen Wan			Hong Kong		1697	Ordinary Shares	£5.595
ISSC 107	1104836	Ms	Ka Ming		Choi	Room 2205 Yok Yu House	Choi Wan Esate	Kowloon				Hong Kong		679	Ordinary Shares	£5.595
ISSC 107	1101668	Ms	Yuk Fung		Ku	Flat 9B; Block 9;	Melody Garden; Tuen Mun,	New Territories				Hong Kong		1697	Ordinary Shares	£5.595
ISSC 107	1102782	Ms	Mei Fong		Ho	Flat A 11/F	238 Fuk Wing Street	Shamshuipo Kln				Hong Kong		1697	Ordinary Shares	£5.595
ISSC 107	1104189	Mr	Chi Kwong		Chow	Rm 2101 Sun Hok House	Sun Chui Estate	Shatin NT				Hong Kong		284	Ordinary Shares	£5.595
ISSC 107	1104938	Mr	Chi Fung		Ho	Room 1416 Ka Wo House	Po Nga Court	Tai Wo Tai Po NT				Hong Kong		284	Ordinary Shares	£5.595
ISSC 107	1103175	Ms	Sau Chun		Ng	Flat 8H; Block 2;	Belvedere Garden; Phase 2;	Tsuen Wan NT				Hong Kong		1697	Ordinary Shares	£5.595
ISSC 107	1103056	Ms	Shuk Yin		Liu	Rm A; 7/F; Block 3	Wing Fok Center	Fanling; NT				Hong Kong		1697	Ordinary Shares	£5.595
ISSC 107	1102436	Ms	Kit Yee		Kam	2806; Tung Sing Hse;	Lei Tung Estate; Apleichau;	Hong Kong				Hong Kong		1697	Ordinary Shares	£5.595
ISSC 107	1101413	Ms	Kwai Shan		Ip	Flat 4; 34/F, San Wai Court;	San Shun House; Tuen Mun;	New Territories				Hong Kong		853	Ordinary Shares	£5.595
ISSC 107	1104857	Mr	Man Wai		Lai	Flat H 20/F Block 6 Serenity Pa	18 Tai Po Tau Road Tai Po NT					Hong Kong		1697	Ordinary Shares	£5.595
ISSC 107	1103662	Mr	Ying Choi		Chau	Flat 404 Wai Ming House	Yuk Ming Court	Tseung Kwan O Kln				Hong Kong		1697	Ordinary Shares	£5.595
ISSC 107	1131645	Mr	Bhimadjaja		Immanuel	Jl Mahkota Raya D2 2	Pondok Duta	Cimanggis		Jawa Barat		Indonesia		98	Ordinary Shares	£5.595
ISSC 107	1009125	Mr	Samson		Mbaluka	Post Box No 13	Kikuyu	Peter Mwinzi				Kenya		115	Ordinary Shares	£5.595
ISSC 107	1009734	Mr	Ben	Kiplagat	Tunduny	Post Box No 292				Kakamega		Kenya		57	Ordinary Shares	£5.595
ISSC 107	1008903	Mr	Mwangi		Karanjah	Post Box No 1601				Kiambu		Kenya		57	Ordinary Shares	£5.595
ISSC 107	1009163	Mr	Edward	Adam Kasili	Misiko	Post Box No 66				Kitale		Kenya		57	Ordinary Shares	£5.595
ISSC 107	1009373	Ms	Anita		Njuguna	201 Uplands				Limuru		Kenya		74	Ordinary Shares	£5.595

Memo Number	PS ID	Name Prefix	First Name	Middle Name	Last Name	Address 1	Address 2	Address 3	Address 4	City	State	Country	Postal Code	No Of shares Allotted	Class Of Shares Alloted	Option price
ISSC 107	1009188	Ms	Betty		Mucheke	Post Box No 1030				Meru		Kenya		230	Ordinary Shares	£5.595
ISSC 107	1009493	Ms	Ruth		Nyange	Post Box No 90670				Mombasa		Kenya		86	Ordinary Shares	£5.595
ISSC 107	1009138	Ms	Anne		Mbugua	Post Box No 90670				Mombasa		Kenya		57	Ordinary Shares	£5.595
ISSC 107	1008852	Ms	Eunice		Kalimba	Post Box No 98683				Mombasa		Kenya		57	Ordinary Shares	£5.595
ISSC 107	1009327	Ms	Priscilla		Mwakala	Post Box No 98683				Mombasa		Kenya		115	Ordinary Shares	£5.595
ISSC 107	1157055	Ms	Caroline	Wanjiku	Karanja	House No 544	Jomo Kenyatta Road			Mombassa		Kenya		400	Ordinary Shares	£5.595
ISSC 107	1009569	Mr	Samuel		Okioma	Post Box No 30655				Nairobi		Kenya		57	Ordinary Shares	£5.595
ISSC 107	1008739	Mr	Samson		Chelimo	Post Box No 32886				Nairobi		Kenya		172	Ordinary Shares	£5.595
ISSC 107	1008827	Ms	Lilian		Isaboke	Post Box No 55911				Nairobi		Kenya		74	Ordinary Shares	£5.595
ISSC 107	1009701	Ms	Maryam		Shally	Post Box No 90670				Nairobi		Kenya		57	Ordinary Shares	£5.595
ISSC 107	1009721	Mr	David		Thuku	Post Box No 16911				Nairobi		Kenya		86	Ordinary Shares	£5.595
ISSC 107	1009706	Mr	Reuben		Shitanda	Post Box No 30001				Nairobi		Kenya		67	Ordinary Shares	£5.595
ISSC 107	1009328	Mr	Daniel	Mwambu	Mwamati	Post Box No 30003				Nairobi		Kenya		771	Ordinary Shares	£5.595
ISSC 107	1009278	Ms	Damaris		Musyoka	Post Box No 4350				Nairobi		Kenya		57	Ordinary Shares	£5.595
ISSC 107	1019746	Ms	Lydiah	Musembe	Kisigwa	Post Box No 47381				Nairobi		Kenya		34	Ordinary Shares	£5.595
ISSC 107	1019304	Mr	James	Gitonga	Mucheke	Post Box No 1327	City Square			Nairobi		Kenya		172	Ordinary Shares	£5.595
ISSC 107	1009077	Mr	Charles		Magara	Post Box No 10325	GPO 100			Nairobi		Kenya		115	Ordinary Shares	£5.595
ISSC 107	1009461	Ms	Catherine		Njoroge	Post Box No 336	GPO 100			Nairobi		Kenya		57	Ordinary Shares	£5.595
ISSC 107	1009302	Ms	Angela	Nduku	Mutinda	Post Box No 19496	K N H			Nairobi		Kenya		57	Ordinary Shares	£5.595
ISSC 107	1008944	Ms	Mary	Wamunyu	Kiai	Post Box No 12599	Nyeri			Nairobi		Kenya		115	Ordinary Shares	£5.595
ISSC 107	1009349	Ms	Milkah	Njeri	Mwangi	Post Box No 1				Nyeri		Kenya		57	Ordinary Shares	£5.595
ISSC 107	1009468	Mr	Joseph		Njuguna	Post Box No 300				Thika		Kenya		115	Ordinary Shares	£5.595
ISSC 107	1131016	Mr	Tian Fuh		Lim	c/o 141 Jalan 2/62 Bandar Menjalara						Malaysia		1697	Ordinary Shares	£5.595
ISSC 107	1141037	Ms	Maria	Christina	Goco	711 B Wack Wack Twin Tower	Wack Wack Road	Mandaluyong				Philippines		856	Ordinary Shares	£5.595
ISSC 107	1118712	Mr	Kok Chun		Aw	119C Rivervale Drive	#08-338					Singapore		1697	Ordinary Shares	£5.595
ISSC 107	1134313	Mr	Sushil Kumar		Saxena	29 Leonie Hill	#13-06 Horizon Tower West			Singapore		Singapore		1257	Ordinary Shares	£5.595
ISSC 107	1009891	Mr	Akie		James	30 Smythe Street				Freetown		Sierra Leone		66	Ordinary Shares	£5.595
ISSC 107	1009888	Ms	Margaret	Patricia	Hamilton	4 Lumley Street				Freetown		Sierra Leone		66	Ordinary Shares	£5.595
ISSC 107	1009945	Ms	Christiana	Annie	Tucker	4 Lumley Street				Freetown		Sierra Leone		66	Ordinary Shares	£5.595
ISSC 107	1009871	Mr	Sorie		Conteh	47 Off Blackhall Road				Freetown		Sierra Leone		35	Ordinary Shares	£5.595
ISSC 107	1018414	Mr	Michael	Collins	Kyeyune-Ssende	Post Box No 6228						Uganda		71	Ordinary Shares	£5.595
ISSC 107	1010212	Mr	Cornelius		Padde	Post Box No 711				Kampala		Uganda		179	Ordinary Shares	£5.595

Memo Number	PS ID	Name Prefix	First Name	Middle Name	Last Name	Address 1	Address 2	Address 3	Address 4	City	State	Country	Postal Code	No Of shares Allotted	Class Of Shares Alloted	Option price
ISSC 107	1013439	Mr	Michael		Sseguya	Post Box No 8340				Kampala		Uganda		371	Ordinary Shares	£5.595
ISSC 107	1010356	Mrs	Eunice		Hara	Standard Chartered Bank	Post Box No 322238	Head Office		Lusaka		Zambia		499	Ordinary Shares	£5.595
ISSC 107	1010350	Mr	Maxwell		Gondwe	Standard Chartered Bank	Post Box No 32328	Head Office		Lusaka		Zambia		199	Ordinary Shares	£5.595
ISSC 107	1009116	Mr	Paul		Mathiu	C/o Standard Chartered Bank						Kenya		57	Ordinary Shares	£5.595
ISSC 107	1009516	Mr	Peter		Obara	C/o Standard Chartered Bank						Kenya		67	Ordinary Shares	£5.595
ISSC 107	1009578	Mr	George		Olaka	C/o Standard Chartered Bank						Kenya		69	Ordinary Shares	£5.595
ISSC 107	1008925	Mr	Henry		Karugu	C/o Standard Chartered Bank						Kenya		115	Ordinary Shares	£5.595
ISSC 107	1009576	Ms	Millicent		Okumu	C/o Standard Chartered Bank						Kenya		115	Ordinary Shares	£5.595
ISSC 107	1018297	Ms	Rohey		Sarr	C/o Standard Chartered Bank						Gambia		117	Ordinary Shares	£5.595
ISSC 107	1009212	Mr	Francis		Muhwang'a	C/o Standard Chartered Bank						Kenya		143	Ordinary Shares	£5.595
ISSC 107	1009179	Ms	Mariam	Nyokabi	Mohamed	C/o Standard Chartered Bank						Kenya		172	Ordinary Shares	£5.595
ISSC 107	1130827	Mr	Ting Kuok		Feng	C/o Standard Chartered Bank						Malaysia		350	Ordinary Shares	£5.595
ISSC 107	1139102	Mr	Ahmed	Bilal	Pirzadah	C/o Standard Chartered Bank						Bahrain		1018	Ordinary Shares	£5.595
ISSC 107	1018710	Mr	Aziz		Majid	C/o Standard Chartered Bank						Bahrain		1697	Ordinary Shares	£5.595
ISSC 107	1008508	Mr	Samuel		Yebuah	C/o Standard Chartered Bank						Ghana		55	Ordinary Shares	£5.595
ISSC 107	1007872	Mr	Charles		Addae-Mensah	C/o Standard Chartered Bank						Ghana		66	Ordinary Shares	£5.595
ISSC 107	1008470	Mr	Enoch		Tetteh	C/o Standard Chartered Bank						Ghana		67	Ordinary Shares	£5.595
ISSC 107	1008218	Ms	Antoinette		Equagoo	C/o Standard Chartered Bank						Ghana		68	Ordinary Shares	£5.595
ISSC 107	1008150	Ms	Christiana		Allotey	C/o Standard Chartered Bank						Ghana		110	Ordinary Shares	£5.595
ISSC 107	1008165	Ms	Lucy		Botwey	C/o Standard Chartered Bank						Ghana		110	Ordinary Shares	£5.595
ISSC 107	1008274	Ms	Lydia		Kissiedu	C/o Standard Chartered Bank						Ghana		110	Ordinary Shares	£5.595
ISSC 107	1008430	Ms	Fatima	Kooko	Quaye	C/o Standard Chartered Bank						Ghana		110	Ordinary Shares	£5.595
ISSC 107	1018833	Ms	Awo	Ohenewa	Agyei	C/o Standard Chartered Bank						Ghana		110	Ordinary Shares	£5.595
ISSC 107	1008082	Mr	Charles	Nee Ammah	Armah	C/o Standard Chartered Bank						Ghana		132	Ordinary Shares	£5.595
ISSC 107	1008132	Mr	Baba	Mohammed	Amin	C/o Standard Chartered Bank						Ghana		135	Ordinary Shares	£5.595
ISSC 107	1007960	Ms	Comfort		Acheampong	C/o Standard Chartered Bank						Ghana		137	Ordinary Shares	£5.595
ISSC 107	1008305	Ms	Helen		Lamptey	C/o Standard Chartered Bank						Ghana		137	Ordinary Shares	£5.595
ISSC 107	1008117	Ms	Olivia		Awuah	C/o Standard Chartered Bank						Ghana		165	Ordinary Shares	£5.595
ISSC 107	1008391	Ms	Mavis		Okley	C/o Standard Chartered Bank						Ghana		165	Ordinary Shares	£5.595
ISSC 107	1018636	Mrs	Emelia	Efua	Elegba	C/o Standard Chartered Bank						Ghana		165	Ordinary Shares	£5.595
ISSC 107	1157109	Ms	Ina	Quamba Aho	Tetteh	C/o Standard Chartered Bank						Ghana		165	Ordinary Shares	£5.595
ISSC 107	1008280	Mr	Forson		Korbu	C/o Standard Chartered Bank						Ghana		193	Ordinary Shares	£5.595

Memo Number	PS ID	Name Prefix	First Name	Middle Name	Last Name	Address 1	Address 2	Address 3	Address 4	City	State	Country	Postal Code	No Of shares Allotted	Class Of Shares Alloted	Option price
ISSC 107	1008414	Mrs	Josephina		Padi	C/o Standard Chartered Bank						Ghana		204	Ordinary Shares	£5.595
ISSC 107	1008007	Ms	Agatha		Agyeman-Darbu	C/o Standard Chartered Bank						Ghana		220	Ordinary Shares	£5.595
ISSC 107	1008022	Mr	Edward	Kpakpo	Allotey	C/o Standard Chartered Bank						Ghana		220	Ordinary Shares	£5.595
ISSC 107	1008178	Mr	Anthony		Codjoe	C/o Standard Chartered Bank						Ghana		220	Ordinary Shares	£5.595
ISSC 107	1008025	Ms	Comfort	Adelaide	Acromond	C/o Standard Chartered Bank						Ghana		275	Ordinary Shares	£5.595
ISSC 107	1008115	Ms	Nana Yaa		Attrams	C/o Standard Chartered Bank						Ghana		275	Ordinary Shares	£5.595
ISSC 107	1008182	Ms	Martha		Cofie	C/o Standard Chartered Bank						Ghana		275	Ordinary Shares	£5.595
ISSC 107	1008206	Mr	Cecil		Dsani	C/o Standard Chartered Bank						Ghana		275	Ordinary Shares	£5.595
ISSC 107	1008223	Mr	John	Kingsley	Essel	C/o Standard Chartered Bank						Ghana		275	Ordinary Shares	£5.595
ISSC 107	1008357	Mr	Magnus		Noamesi	C/o Standard Chartered Bank						Ghana		275	Ordinary Shares	£5.595
ISSC 107	1008367	Mr	Isaac	Koranteng	Obeng	C/o Standard Chartered Bank						Ghana		275	Ordinary Shares	£5.595
ISSC 107	1008512	Mrs	Rabiatu		Alhassan	C/o Standard Chartered Bank						Ghana		275	Ordinary Shares	£5.595
ISSC 107	1157072	Mr	David Gwilym		Annoh-Quarshie	C/o Standard Chartered Bank						Ghana		275	Ordinary Shares	£5.595
ISSC 107	1008122	Mr	Paul	Kofi Etse	Awuku	C/o Standard Chartered Bank						Ghana		331	Ordinary Shares	£5.595
ISSC 107	1008104	Ms	Esther		Asima	C/o Standard Chartered Bank						Ghana		339	Ordinary Shares	£5.595
ISSC 107	1008169	Ms	Suzette	Anita	Brown	C/o Standard Chartered Bank						Ghana		342	Ordinary Shares	£5.595
ISSC 107	1008163	Ms	Rosemond		Bosque-Hamilton	C/o Standard Chartered Bank						Ghana		388	Ordinary Shares	£5.595
ISSC 107	1007982	Ms	Ama	Egyirba	Addo-Yobo	C/o Standard Chartered Bank						Ghana		551	Ordinary Shares	£5.595
ISSC 107	1008230	Mr	Emmanuel		Fosu	C/o Standard Chartered Bank						Ghana		551	Ordinary Shares	£5.595
ISSC 107	1008387	Mr	Isaac	Armah	Okai	C/o Standard Chartered Bank						Ghana		551	Ordinary Shares	£5.595
ISSC 107	1008410	Mr	Osei	Asibey	Owusu	C/o Standard Chartered Bank						Ghana		551	Ordinary Shares	£5.595
ISSC 107	1008493	Ms	Cecilia	Annette	Wilson	C/o Standard Chartered Bank						Ghana		551	Ordinary Shares	£5.595
ISSC 107	1018883	Ms	Juliana	Ohenewaa	Torpey	C/o Standard Chartered Bank						Ghana		551	Ordinary Shares	£5.595
ISSC 107	1008461	Mr	Alidu		Suaksu	C/o Standard Chartered Bank						Ghana		662	Ordinary Shares	£5.595
ISSC 107	1008079	Mr	Albert		Arhin	C/o Standard Chartered Bank						Ghana		679	Ordinary Shares	£5.595
ISSC 107	1008074	Ms	Abena	Oforiwa	Osei-Poku	C/o Standard Chartered Bank						Ghana		827	Ordinary Shares	£5.595
ISSC 107	1008249	Mr	Felix		Gyekye	C/o Standard Chartered Bank						Ghana		1697	Ordinary Shares	£5.595
ISSC 107	1118147	Mr	Spiros		Gregonou	2 Essex Rd	#07-04, Lion Towers					Singapore	309330	1697	Ordinary Shares	£5.595
ISSC 107	1018993	Mr	Jujhar		Singh	C/O Standard Chartered Bank	6 Battery Road #03-00					Singapore	049909	1697	Ordinary Shares	£5.595
ISSC 107	1144122	Mr	Choon Hin		Tan	8 Cascaden Walk	#22-02 Spring Block	Four Seasons Park				Singapore	249682	1697	Ordinary Shares	£5.595
ISSC 107	1018134	Ms	Shadwan		Hammoudeh	C/O Standard Chartered Bank						Jordan		128	Ordinary Shares	£5.595
ISSC 107	1009000	Mr	Simon		Kioko	C/O Standard Chartered Bank						Kenya		287	Ordinary Shares	£5.595

Memo Number	PS ID	Name Prefix	First Name	Middle Name	Last Name	Address 1	Address 2	Address 3	Address 4	City	State	Country	Postal Code	No Of shares Allotted	Class Of Shares Allotted	Option price
ISSC 107	1010500	Mrs	Mizinga	Shansonga	Melu	22 Billitsr Street					London	United Kingdom		339	Ordinary Shares	£5.595
ISSC 107	1140116	Mr	Kamalkant	Ishwarlal	Agarwal	Standard Chartered Bank	C & I Dept 13A floor	100 North Sathorn Road		Bangkok		Thailand	10500	1697	Ordinary Shares	£5.595
ISSC 107	1008580	Mr	Sheikh		Jobe	Post Box No 1174	Kombo St Marys Division	Bundung		Serrekunda		Gambia		1188	Ordinary Shares	£5.595
ISSC 107	1008057	Mr	Emmanuel	Ni Kwandu	Ankrah	C/o Standard Chartered Bank						Ghana		689	Ordinary Shares	£5.595
ISSC 107	1013762	Mr	John		Donkor	C/o Standard Chartered Bank						Ghana		361	Ordinary Shares	£5.595
ISSC 107	1008064	Ms	Letitia		Annang	C/o Standard Chartered Bank						Ghana		165	Ordinary Shares	£5.595
ISSC 107	1008160	Mr	Kwame	Divine	Bonsi	C/o Standard Chartered Bank						Ghana		110	Ordinary Shares	£5.595
ISSC 107	1008263	Ms	Florence	Mangwe	Hutchful	C/o Standard Chartered Bank						Ghana		299	Ordinary Shares	£5.595
ISSC 107	1008020	Mr	Erasmus	Ni Amoo	Akushie	C/o Standard Chartered Bank						Ghana		275	Ordinary Shares	£5.595
ISSC 107	1138220	Ms	Maria	Cristina	Bautista	SkyPlaza 9th Floor	Ayala Avenue			Makati City		Philippines		856	Ordinary Shares	£5.595
ISSC 107	1161141	Ms	MA Cristina	Cortes	Bautista	21 R Lirag Street	BF Pque					Philippines		85	Ordinary Shares	£5.595
ISSC 107	1138302	Ms	Catherine	Garra	De Joya	3426 E Mag Arellano Street	Bacood staMesa	Mla				Philippines	1016	85	Ordinary Shares	£5.595
ISSC 107	1147286	Mr	Nainesh		Jaisingh	A 33 Meherina	51 C Nepean Sea Road			Mumbai	MH	India	400036	1674	Ordinary Shares	£5.595
ISSC 107	1007716	Ms	Paulette		Bassingha	Bassinga Paulette	EDEA					Cameroon	629	130	Ordinary Shares	£5.595
ISSC 107	1102780	Mr	Michael	Hung Fai	Lam	Flat 05 17/F Hin Tsui Hse.;	Kai Tsui Court	Siu Sai Wan H.K.				Hong Kong		49	Ordinary Shares	£5.595
ISSC 107	1017746	Mr	Lalchand		Bhatia	P.O BOX 241	ABU DHABI	U.A.E.		ABU DHABI		United Arab Emirates		669	Ordinary Shares	£5.595
ISSC 107	1010426	Mr	Moses	K	Kawina	Standard Chartered Bank	Post Box No 10136	Chingola				Zambia		28	Ordinary Shares	£5.595
ISSC 107	1017597	Ms	Wapula	Veronica	Seretse	Suite 428 Postnet Mogoditshar	Post Box No 0029			Mogoditshane		Botswana		71	Ordinary Shares	£5.595
ISSC 107	1019664	Miss	Sulafa	Abdulla	Al Sayyah	POBox 5715				Dubai		United Arab Emirates		1674	Ordinary Shares	£5.595
ISSC 107	1010170	Mr	Benjamin		Mugume	Post Box No 623				Kampala		Uganda		103	Ordinary Shares	£5.595
ISSC 107	1007501	Ms	Grace		Ngwako	Post Box No 18	Selobe	Phikwe				Botswana		178	Ordinary Shares	£5.595
ISSC 107	1006892	Mr	Ousman	Zanunu	Lamin	20,Allen Street,	Banjul					Gambia		1674	Ordinary Shares	£5.595
ISSC 107	1017053	Mrs	Charlotte		Ekome	P Box No 1784	Douala					Cameroon		195	Ordinary Shares	£5.595
ISSC 107	1138258	Ms	Nhilda		Causing	C/o Standard Chartered Bank						Philippines		257	Ordinary Shares	£5.595
ISSC 107	1138309	Mr	Joel		De Vera	2713- A Cepinpin	St Bangkal			Makati City		Philippines		514	Ordinary Shares	£5.595
ISSC 107	1138436	Mrs	Jenifer	Ann	Zafra	Lot 8 Calle Rowena St.	Ciudad Regina Subdivision	Batasan Hills		Quezon City		Philippines	116	171	Ordinary Shares	£5.595
ISSC 107	1144706	Ms	Marivel		Gonzales	22 Damien St. BF Executive Vi	phase 6 Las Pinas	Metro Manila				Philippines		257	Ordinary Shares	£5.595
ISSC 107	1155119	Ms	Alicia Ma	Dela Torre	Carballo	Lot 25 Block 50 Cecil Street	Village East Executive Homes			Canta Rizal		Philippines		128	Ordinary Shares	£5.595
ISSC 107	1155129	Ms	Grace	Josephine	Insua	9029 Hormiga Street	Rizal Village			Makati City		Philippines	1200	856	Ordinary Shares	£5.595
ISSC 107	1161156	Ms	Kathleen Charr	Sycip	Huang	1343 Caballero St, Dasmarinas Village				Makati City		Philippines	1200	1697	Ordinary Shares	£5.595
ISSC 107	1138353	Mr	Renwick		Flores	Standard Chartered Bank	SkyPlaza 7th Floor	Ayala Avenue		Makati City		Philippines		257	Ordinary Shares	£5.595
ISSC 107	1138794	Ms	Chin Ai Ruth		See	39 Jalan Petaling						Singapore	577295	1697	Ordinary Shares	£5.595

Memo Number	PS ID	Name Prefix	First Name	Middle Name	Last Name	Address 1	Address 2	Address 3	Address 4	City	State	Country	Postal Code	No Of shares Allotted	Class Of Shares Alloted	Option price
ISSP 089			Bedell Cristin Trust			Post Box No 298	23-25 Broad Street	St Helier				Jersey	JE4 8TL	136961	Ordinary Shares	£5 595
									TOTAL --->>>>					438849		
UKSA 100	1000018	Mr	Christopher	Doig	Anderson	138 Purley Downs Road	Sanderstead				Surrey	United Kingdom	CR20RE	933	Ordinary Shares	£7.23
ISSC 107	1126794	Ms	Swarnalatha		Kalathurai	No.25, Jalan Megah 11A,	Tmn Megah	Cheras	Selangor			Malaysia	43200	81	Ordinary Shares	£7.230
ISSC 107	1102627	Ms	Doras	Kwai Yin	Ng	Flat D 19/F Block 3	Hong Kong Gold Coast Phase 1A					Hong Kong		397	Ordinary Shares	£7.230
ISSC 107	1125082	Ms	Neelambihai		Thambyrajah	11, Lrg 5/108	Petaling Jaya	Petaling Jaya	Selangor			Malaysia	46000	1381	Ordinary Shares	£7.230
ISSC 107	1143716	Mr	Donato		Franco	15 Pilar Hidalgo-Lim, Tierra Ve	Tandang Sora Avenue			Quezon City		Philippines	1112	467	Ordinary Shares	£7.230
ISSC 107	1116343	Ms	Su Eng Cecilia		Khoo	158 Hougang St 11	#15-1511					Singapore	530158	468	Ordinary Shares	£7.230
ISSC 107	1002441	Mr	Kishore	Jamnadas	Bhatia	P O Box 899	IS department	1st floor Al Abbas building		Dubai		United Arab Emirates		2334	Ordinary Shares	£7.230
ISSP 089			Bedell Cristin Trust			Post Box No 298	23-25 Broad Street	St Helier				Jersey	JE4 8TL	74	Ordinary Shares	£7.230
									TOTAL --->>>>					6135		
									GRAND TOTAL --->>>>					450821		

FILE 82-5188

Companies House
for the record

RECEIVED
2005 NOV 27 P 1:14
OFFICE OF INTERNATIONAL CORPORATE FINANCE

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	966425
Company name in full	Standard Chartered PLC

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	24	02	2006	24	02	2006

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	213	204	30
Nominal value of each share	US $0.50	US $0.50	US $0.50
Amount (if any) paid or due on each share *(including any share premium)*	641p	7.43p	987p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ — DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
For companies registered in Scotland

ge

Fo...

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name	Class of shares allotted	Number allotted
Address	Ordinary	213
	Ordinary	204
UK Postcode	Ordinary	30
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 6 April 2006

A ~~director~~ Deputy / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Andy Aukland,Standard Chartered PLC
1,Aldermanbury Square,
London EC2V 7SB Tel
DX number DX exchange

Date of Allotment : 24/02/2006

Memo Number	PS ID	Name Prefix	First Name	Middle Name	Last Name	Address 1	Address 2	Address 3	Address 4	City	State	Country	Postal Code	No Of shares Allotted	Class Of Shares Alloted	Option price
UKSA 108A	1013618	Ms	Margaret	Orlanda	Butler	Post Box No 186	5 Short Street	Stanley				Falkland Isl	F1QQ 1ZZ	213	Ordinary Shares	£6.41
								TOTAL						213		
UKSA 108A	1013618	Ms	Margaret	Orlanda	Butler	Post Box No 186	5 Short Street	Stanley				Falkland Isl	F1QQ 1ZZ	204	Ordinary Shares	£7.43
								TOTAL						204		
UKSA 108A	1013618	Ms	Margaret	Orlanda	Butler	Post Box No 186	5 Short Street	Stanley				Falkland Isl	F1QQ 1ZZ	30	Ordinary Shares	£9.87
								TOTAL						30		
								GRAND TOTAL						447		

FILE 82-5188

Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 966425

Company name in full Standard Chartered PLC

Shares allotted (including bonus shares):

	From	To
	Day Month Year	Day Month Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	01 12 2005	01 12 2005

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	42027	2298858	
Nominal value of each share	US $0.50	US $0.50	
Amount (if any) paid or due on each share *(including any share premium)*	334 p	559.5 p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB
For companies registered in Scotland DX 235 Edinburgh or LP - 4 Edinburgh 2

Form revised 10/03

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name	Class of shares allotted	Number allotted
Address	Ordinary	42027
	Ordinary	2298858
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed V. Bamford Date 3 January 2006

DEPUTY

~~A director~~ / secretary / ~~administrator~~ / ~~administrative receiver~~ / ~~receiver manager~~ / ~~receiver~~ *Please delete as appropriate*

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Andy Aukland,Standard Chartered PLC	
1,Aldermanbury Square,	
London EC2V 7SB	Tel
DX number	DX exchange

FORM ML8/1 PAPER/FICHE

A

BULK LIST OF ALLOTMENT OF SHARES FOR COMPANY NUMBER - 966425

A BULK LIST OF ALLOTMENTS FOR THIS COMPANY HAS BEEN LODGED BUT DOES NOT APPEAR ON THIS DOCUMENT. THE LIST IS AVAILABLE ON MICROFICHE. TO OBTAIN A COPY ON MICROFICHE OR PAPER:

COMPANIES HOUSE DIRECT CUSTOMERS PHONE – 08457 573991

WEB CUSTOMERS PHONE – 0870 3333636

SEARCH ROOM CUSTOMERS - ASK AT THE COUNTER

FILE 82-5188

Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 966425

Company name in full Standard Chartered PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	Day	Month	Year
From	02	12	2005
To	02	12	2005

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	91	302	3117
Nominal value of each share	US $0.50	US $0.50	US $0.50
Amount (if any) paid or due on each share *(including any share premium)*	559.5p	641p	723p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB
For companies registered in Scotland DX 235 Edinburgh
or LP - 4 Edinburgh 2

Form revised 10/03

Companies House

for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	966425
Company name in full	Standard Chartered PLC

Shares allotted (including bonus shares):

	From (Day Month Year)	To (Day Month Year)
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	02 12 2005	02 12 2005

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	61		
Nominal value of each share	US $0.50		
Amount (if any) paid or due on each share *(including any share premium)*	743p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Form revised 10/03

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ — DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name	Class of shares allotted	Number allotted
Address	Ordinary	91
	Ordinary	302
UK Postcode	Ordinary	3117
Name	Class of shares allotted	Number allotted
Address	Ordinary	61
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed J. Bamford Date 3 January 2006

~~A director~~ / DEPUTY secretary / ~~administrator~~ / ~~administrative receiver~~ / ~~receiver manager~~ / ~~receiver~~ *Please delete as appropriate*

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Andy Aukland,Standard Chartered PLC
1,Aldermanbury Square,
London EC2V 7SB Tel
DX number DX exchange

Date of Allottment : 02.12.2005

Memo Number	PS ID	Name Prefix	First Name	Middle Name	Last Name	Address 1	Address 2	Address 3	Address 4	City	State	Country	Postal Code	No Of shares Allotted	Class Of Shares Alloted	Option price
ISSC 106A	1009773	Ms	Jane		Wanene	C/o Standard Chartered Bank						Kenya		91	Ordinary Shares	£5.595
									TOTAL----->>>					91		
UKSA 099A	1005408	Ms	Kim		Harris	Otra Banda	5 Parcq du Rivag	La Route de la Haule		St Lawrence		Jersey C.I.	JE31NA	302	Ordinary Shares	£6.410
									TOTAL----->>>					302		
UKSA 099	1000614	Miss	Julia	Claire	Hudspith	2 Eccleston Gardens	Billericay	ESSEX				United Kingdom	CM12 OUW	1120	Ordinary Shares	£7.23
ISSC 106	1104121	Mrs	Oi Kwan		Lau	Flat 202 2/F Block E	Allway Gardens	Tsuen Wan				Hong Kong		1589	Ordinary Share	£7.230
ISSC 106	1007461	Mrs	Rebecca	Kesegofetse	Olesitse	P O Box 496	Gaborone					Botswana		357	Ordinary Share	£7.230
ISSC 106	1007284	Ms	Antoinette		Molatlhegi	Post Box No 82	Mahalapye					Botswana		51	Ordinary Share	£7.230
									TOTAL----->>>					3117		
ISSC 106A	1138676	Miss	Katrina		Boyd	35 Tambourine Bay Road	Lane Cove	NSW 2066				Australia		61	Ordinary Shares	£7.430
									TOTAL----->>>					61		
									GRAND TOTAL----->>>					3571		

FILE 82-5188

Companies House
for the record

RECEIVED
2006 NOV 27 P 1:14
OFFICE OF INTERNATIONAL CORPORATE FINANCE

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 966425

Company name in full Standard Chartered PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	From: Day	Month	Year	To: Day	Month	Year
	07	03	2006	07	03	2006

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	267		
Nominal value of each share	US $0.50		
Amount (if any) paid or due on each share *(including any share premium)*	935.5 p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ — DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB
For companies registered in Scotland — DX 235 Edinburgh or LP - 4 Edinburgh 2

Form ...

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name	Class of shares allotted	Number allotted
Address	Ordinary	267
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed J. Bamford Date 2 May 2006

~~A director~~ / DEPUTY secretary / ~~administrator~~ / ~~administrative receiver~~ / ~~receiver manager~~ / ~~receiver~~ *Please delete as appropriate*

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Andy Aukland,Standard Chartered PLC
1,Aldermanbury Square,
London EC2V 7SB Tel
DX number DX exchange

Date of Allotment : 07/03/06

Memo Number	PS ID	Name Prefix	First Name	Middle Name	Last Name	Address 1	Address 2	Address 3	Address 4	City	State	Country	Postal Code	No Of shares Allotted	Class Of Shares Alloted	Option price
Restricted Shares	1164648	Mr	Michael	O'Loughlin		15 Le Clos Le Geyt	Deloraine Road			St Savio		Jersey C.I.	JE2 7NY	267	Ordinary Shares	£9.355
								TOTAL						267		

FILE 82-5168

Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 966425

Company name in full Standard Chartered PLC

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	09	03	2006	09	03	2006

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	36586	63	874
Nominal value of each share	US $0.50	US $0.50	US $0.50
Amount (if any) paid or due on each share *(including any share premium)*	559.5p	641 p	723 p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

C

This

Forr

When you have completed and signed the form send it to **e Registrar of Companies at:**

ımpanies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
r companies registered in England and Wales

mpanies House, 37 Castle Terrace, Edinburgh EH1 2EB
r companies registered in Scotland DX 235 Edinburgh
or LP - 4 Edinburgh 2

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name	Class of shares allotted	Number allotted
Address	Ordinary	36586
	Ordinary	63
UK Postcode	Ordinary	874
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed V. Bamford Date 2 May 2006

DEPUTY

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Andy Aukland,Standard Chartered PLC
1,Aldermanbury Square,
London EC2V 7SB Tel
DX number DX exchange

Date of Allotment : 09/03/2006

Memo Number	PS ID	Name Prefix	First Name	Middle Name	Last Name	Address 1	Address 2	Address 3	Address 4	City	State	Country	Postal Code	No Of shares Allotted	Class Of Shares Alloted	Option price
ISSC 116	1002799	Mr	Mandeep		Vohra	C/o Standard Chartered Bank	Product Head - BIL	PBTP 9th Floor	Singapore			Singapore	248741	1697	Ordinary Shares	£5.595
ISSC 116	1003215	Mr	Mahendra	Ajith	Heenatigala	No 69/B Dewala Road				Makola		Srilanka		1697	Ordinary Shares	£5.595
ISSC 116	1101940	Ms	Jannis	Lai Chun	Tsang	828 Cheung Sch wan Road						Hong Kong		1137	Ordinary Shares	£5.595
ISSC 116	1102004	Ms	Sau Ling		Tong	CR SD CMS - ICP Operations	SC Tower	15/F						853	Ordinary Shares	£5.595
ISSC 116	1102569	Mr	Chi Fung		Ko	CB HK NTW 828 CSW Road	Cheung Sha Wan #828 (329)					Hong Kong		1697	Ordinary Shares	£5.595
ISSC 116	1103082	Mr	Eric	Wing Him	Wong	CR SD CMS - Payments Centre	SC Tower	15/F						1697	Ordinary Shares	£5.595
ISSC 116	1103335	Ms	Christine	See Ming	Yeung	28th Floor, China Merchants Tower	161 East Lu Jia Road	Pu Dong	Shangai			China	200120	1697	Ordinary Shares	£5.595
ISSC 116	1103447	Mr	Chun Ho		Lau	Rm 1402 Chun Sing House	Tin Ma Court							1137	Ordinary Shares	£5.595
ISSC 116	1104945	Ms	Yun Sheung		Lee	Room 1508; Sheung Chun House	Sheung Tak Estate; Tseung Kwan O	Kowloon				Hong Kong		170	Ordinary Shares	£5.595
ISSC 116	1105057	Ms	Wing Yan		Lau	CBHK SME Banking - Sales	SC Tower	12/F				Hong Kong		1697	Ordinary Shares	£5.595
ISSC 116	1118773	Ms	Betty	Wun Shim	Ku	Flat F 26/F Fullview Court	32 Fortress Hill Road	North Point				Hong Kong		1649	Ordinary Shares	£5.595
ISSC 116	1151621	Ms	Florence	Yee Man	Fung	CR SD CMS Express Counter	Prince's Building	12/F (566)				Hong Kong		1697	Ordinary Shares	£5.595
ISSC 116	1154636	Mr	Paul	John	Jurie	13A/1, Albany Road	Midlevels					Hong Kong		1697	Ordinary Shares	£5.595
ISSC 116	1140148	Mr	Teck Ang		Tiong	Wealth Management - Marketing	Menara SC - Level 8					Malaysia		233	Ordinary Shares	£5.595
ISSC 116	1160491	Ms	Norkhailidar		Ahmad	L1 - E-6, Enterprise 4	TPM	Bukit Jalil				Malaysia	57000	35	Ordinary Shares	£5.595
ISSC 116	1003056	Mr	Kongannam	Veettil Mohamm	Kutty	STANDARD CHARTERED BANK	P.O. BOX NO:29	DOHA	QATAR			Qatar		339	Ordinary Shares	£5.595
ISSC 116	1116829	Ms	Tew Ngoh Sherina		Liang	20 Jalan Limau Purut						Singapore	468194	1509	Ordinary Shares	£5.595
ISSC 116	1118180	Mr	Long Hsiang		Loh	Markets and Institutions Risk Mgt	8th Floor, Standard Chartered Bank B	4-4A Voux Road	Central			Hong Kong		493	Ordinary Shares	£5.595
ISSC 116	1123990	Mr	Srinivasan Sundararajan		Iyengar	Basel Information Mgmt - Reg	Battery Road 8th Floor					Singapore		1697	Ordinary Shares	£5.595
ISSC 116	1132125	Mdm	Bee Leng		Peh	Global Head Debt Cap Mkt	Tampines 6th Floor					Singapore		754	Ordinary Shares	£5.595
ISSC 116	1133604	Mr	Kishor Vinayak		Nevgi	Basel Project - WB	# 10-02, 6 Battery Road					Singapore	049909	188	Ordinary Shares	£5.595
ISSC 116	1152322	Mr	Imam Fadhilah		Bin Suhadi	Al Mankhool Rd						United Arab Emirates		377	Ordinary Shares	£5.595
ISSC 116	1153700	Miss	Woel Shiuan		Lee	CB Finance - Consumer Finance	PBTP 9th Floor					Singapore		565	Ordinary Shares	£5.595
ISSC 116	1157906	Mr	Ching San		Tan	3-9-2 Sri Desa Condo	JLN 1/116B					Malaysia	58200	292	Ordinary Shares	£5.595
ISSC 116	1143724	Mr	Estarsky		Pineda	#23 Cervantes St, Phase 3	Vista Verde	Executive Village	Cainta Rizal, 1900			Philippines	1900	171	Ordinary Shares	£5.595
ISSC 116	1101774	Mr	Wai Chiu		Mok	26A - Block 15	15 Chi Fu Road	Chi Fu Fa Yuen	Pokfulam			Hong Kong		1649	Ordinary Shares	£5.595
ISSC 116	1151833	Ms	Sy	Jinn	Siew	Retail Banking - Hogan	Crystal Plaza					Malaysia		407	Ordinary Shares	£5.595
ISSC 116	1141203	Mr	Sriram		Padmanabha	Operations, MESA	Dubai - Al Mankool					United Arab Emirates		1697	Ordinary Shares	£5.595
ISSC 116 A	1116889	Ms	Chiew Huen Charlotte		Wong									110	Ordinary Shares	£5.595
UKSA 110	1000311	Mrs	Susan	Donna	Davis	142 Brownspring Drive	New Eltham				Greate	United Kingdo	SE9 3LD	1697	Ordinary Shares	£5.595
ISSP 096			Bedell Cristin Trust			Post Box No 298	23-25 Broad Street	St Helier				Jersey	JE4 8TL	5651	Ordinary Shares	£5.595
								TOTAL						36586		

Memo Number	PS ID	Name Prefix	First Name	Middle Name	Last Name	Address 1	Address 2	Address 3	Address 4	City	State	Country	Postal Code	No Of shares Allotted	Class Of Shares Alloted	Option price
ISSP 095A			Bedell Cristin Trust			Post Box No 298	23-25 Broad Street	St Helier				Jersey	JE4 8TL	63	Ordinary Shares	£6.410
								TOTAL						**63**		
ISSC 116	1016803	Ms	Susan	M	Mwewa	C/o Standard Chartered Bank	Standard Charetered House	Cairo Road	P.O.Box 3	Lusaka		Zambia		128	Ordinary Shares	£7.230
ISSC 116	1143724	Mr	Estarsky		Pineda	#23 Cervantes St, Phase 3	Vista Verde	Executive Village	Cainta Rizal, 1900			Philippines	1900	280	Ordinary Shares	£7.230
UKSA 110	1006902	Mrs	Michelle	Scanlon	Clark	22 Stanbrook Place	Monkston	Milton Keynes	Buckinghamshire			United Kingdo	MK10 9DY	466	Ordinary Shares	£7.230
								TOTAL						**874**		
								GRAND TOTAL						**37523**		

FILE 82-5188

Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 966425

Company name in full Standard Chartered PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	10	03	2006	10	03	2006

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	3909	1335	
Nominal value of each share	US $0.50	US $0.50	
Amount (if any) paid or due on each share *(including any share premium)*	690.5 p	935.5 p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB
For companies registered in Scotland DX 235 Edinburgh or LP - 4 Edinburgh 2

Form revised 10/03

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Address UK Postcode	Class of shares allotted Ordinary Ordinary	Number allotted 3909 1335
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed J. Bamford Date 2 May 2006

~~A director~~ / DEPUTY secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Andy Aukland,Standard Chartered PLC	
1,Aldermanbury Square,	
London EC2V 7SB	Tel
DX number	DX exchange

Date of Allotment : 10/03/2006

Memo Number	PS ID	Name Prefix	First Name	Middle Name	Last Name	Address 1	Address 2	Address 3	Address 4	City	State	Country	Postal Code	No Of shares Allotted	Class Of Shares Alloted	Option price
Restricted Shares	1019470	Mrs	Catharine	Shaw		La Solitaire	La Rue De La Ville Guyon	St John				Jersey C.I	JE3 4BB	1303	Ordinary Shares	£6.905
Restricted Shares	1019500	Mr	Roger,Jonathan	Matthews		Le Nid	St Brelades Park	St Brelade				Jersey C.I	JE3 8AN	869	Ordinary Shares	£6.905
Restricted Shares	1002134	Ms	Helen	Baker		Les Haies De Grosnez Cottage	Les Haies De Grosnez Cottage	Le Chemin Du Chateau	St Ouen			Jersey C.I	JE3 2AB	1158	Ordinary Shares	£6.905
Restricted Shares	1005514	Mr	Mike	Talbot		Cherissy	Cherissy	La Clos De La Mare	St Cleme			Jersey C.I	JE2 6NH	579	Ordinary Shares	£6.905
								TOTAL						3909		
Restricted Shares	1019470	Mrs	Catharine	Shaw		La Solitaire	La Rue De La Ville Guyon	St John				Jersey C.I	JE3 4BB	534	Ordinary Shares	£9.355
Restricted Shares	1019500	Mr	Roger,Jonathan	Matthews		Le Nid	St Brelades Park	St Brelade				Jersey C.I	JE3 8AN	801	Ordinary Shares	£9.355
								TOTAL						1335		
								GRAND TOTAL						5244		

FILE 82-5188

Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 966425

Company name in full Standard Chartered PLC

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	24	03	2006	24	03	2006

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	16790	71	31
Nominal value of each share	US $0.50	US $0.50	US $0.50
Amount (if any) paid or due on each share *(including any share premium)*	559.5p	641p	743 p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB
For companies registered in Scotland DX 235 Edinburgh or LP - 4 Edinburgh 2

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name	Class of shares allotted	Number allotted
Address	Ordinary	16790
	Ordinary	71
UK Postcode	Ordinary	31
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 5 May 2006

A ~~director~~ Deputy / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Andy Aukland, Standard Chartered PLC
1, Aldermanbury Square,
London EC2V 7SB Tel
DX number DX exchange

Date of Allotment : 24/03/2006

Memo Number	PS ID	Name Prefix	First Name	Middle Name	Last Name	Address 1	Address 2	Address 3	Address 4	City	State	Country	Postal Code	No Of shares Allotted	Class Of Shares Alloted	Option price
ISSC 118	1126934	Mr	Azizan	Bin	Ahmad	32 Jalan 8/62	Bandar Manjalara	Kuala Lumpur				Malaysia Scope	52100	1697	Ordinary Shares	£5.595
ISSC 118	1154472	Miss	Yee Ping		Tan	Deriv Trdg Offshr Mgt-Gbl Prod	Batt.Rd 3rd Floor					Singapore		1627	Ordinary Shares	£5.595
ISSC 118	1009917	Mr	Reginald		Mason	C&IB Product Delivery	Freetown					Sierra Leone		221	Ordinary Shares	£5.595
ISSC 118	1161334	Ms	Emily		Gakiza	C/o Standard Chartered Bank	Legal and Compliance	Kampala				Uganda		167	Ordinary Shares	£5.595
ISSC 118	1101004	Ms	Teresa	Yuet Hung	Lau	D2, 17/F Treasury Tower	Shatin Plaza	Shatin N.T				Hong Kong		1482	Ordinary Shares	£5.595
ISSC 118	1123952	Mr	Chin Eal		Chong	BLK 238 Bishan Street 22	# 08-220					Singapore	570238	754	Ordinary Shares	£5.595
ISSC 118	1101861	Mr	Hing Yan Ivan		Pak	Flat 3, 10/F, Block B	Peninsula Heights	63, Broadcast Drive	Kowloon			Hong Kong		1257	Ordinary Shares	£5.595
ISSC 118	1008036	Mr	Samuel		Amissah	Post Box No Dc 390	Dansoman	Accra				Ghana		441	Ordinary Shares	£5.595
ISSC 118	1161080	Mr	Francis		Amoako Prempeh	SSC - Credit Reporting	Accra					Ghana		68	Ordinary Shares	£5.595
ISSC 118	1104799	Ms	Pou Lam		Ieong	CR Sd CMS Payments Centre	SC Tower	15/F				Hong Kong		1649	Ordinary Shares	£5.595
ISSC 118	1128182	Mr	Yun Feh		Yong	109, Jalan Ros Mesah, 2/3	Taman Johar Jaya					Malaysia	81100	350	Ordinary Shares	£5.595
ISSC 118	1160807	Mr	David Anthony	Siang Hock	Koay	Head Client Relationship	P.O.Box 999					United Arab Emirates		1168	Ordinary Shares	£5.595
ISSC 118	1139367	Mr	Omar		Anwar	Global Markets	Standard Chartered Bank	P.O.Box 999				United Arab Emirates		679	Ordinary Shares	£5.595
ISSC 118	1116392	Ms	Ang Cheng		Tan	1 Scotts Road	# 01-01 Shaw Centre					Singapore	228208	830	Ordinary Shares	£5.595
ISSP 097			Bedell Cristin Trust			Post Box No 298	23-25 Broad Street	St Helier				Jersey	JE4 8TL	789	Ordinary Shares	£5.595
UKSA 112	1017320	Mr	Daniel	Jal	Mehta	C/o Mr. J.D.Mehta	39 Dane Park	Bishop's Stortford.			HERTS	United Kingdom	CM23 2PR	1687	Ordinary Shares	£5.595
UKSA 112	1001422	Mr	Stephen		Wish	20 Friesian Close	Ancells Farm	Fleet			HANTS	United Kingdom	GU51 2TP	237	Ordinary Shares	£5.595
UKSA 112	1000193	Mrs	Judith	Elizabeth	Eastwood	2 Culvey Close	Hartley				Kent	United Kingdom	DA3 8BS	1018	Ordinary Shares	£5.595
UKSA 112	1001223	Mr	Christopher	John	Stones	13 Holmdale Road	Chislehurst				Kent	United Kingdom	BR7 6BY	679	Ordinary Shares	£5.595
								TOTAL						16790		
ISSC 118A	1007575	Ms	Malebogo	Valerie	Mapii	Box 496	Gaborone					Botswana		71	Ordinary Shares	£6.410
								TOTAL						71		
ISSC 118A	1007575	Ms	Malebogo	Valerie	Mapii	Box 496	Gaborone					Botswana		31	Ordinary Shares	£7.430
								TOTAL						31		
								GRANT TOTAL						16892		

FILE 82-5188

Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	966425
Company name in full	Standard Chartered PLC

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	31	03	2006	31	03	2006

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	30751	1158	
Nominal value of each share	US $0.50	US $0.50	
Amount (if any) paid or due on each share *(including any share premium)*	559.5p	690.5p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ *DX 33050 Cardiff*
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB
For companies registered in Scotland
DX 235 Edinburgh
or LP - 4 Edinburgh 2

Form revised 10/03

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Address UK Postcode	Class of shares allotted Ordinary Ordinary	Number allotted 30751 1158
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 5 May 2006

A ~~director~~ / Deputy secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be *visible to searchers of the public record.*

Andy Aukland,Standard Chartered PLC	
1,Aldermanbury Square,	
London EC2V 7SB	Tel
DX number	DX exchange

Date of Allotment : 31/03/2006

Memo Number	PS ID	Name Prefix	First Name	Middle Name	Last Name	Address 1	Address 2	Address 3	Address 4	City	State	Country	Postal Code	No Of shares Allotted	Class Of Shares Alloted	Option price
ISSC119	1125022	Ms	May Sin		Ng	60, Jln Datuk Sulaiman 4	Tmn Tun Dr Ismail	Kuala Lumpur				Malaysia	60000	818	Ordinary Shares	£5.595
ISSC119	1019329	Ms	Frimpomaa		Ntiforo	Post Box No Ct420	Cantonments	Accra	Ghana					220	Ordinary Shares	£5.595
ISSC119	1119075	Mr	Rahmi	Yu Lung	Cheng	Flat A, 6th Floor	No 1 Tai Hang Road	Hongkong						1697	Ordinary Shares	£5.595
ISSC119	1101818	Mr	Eric	Suen-ork	Lee	Flat 217 8 Plaza Lane Discoven	Lantau Hongkong					Hong Kong		1697	Ordinary Shares	£5.595
ISSC119	1152867	Miss	Lillian		Sim	Product Sales Cash	Batt. Rd 10th Floor	Singapore						503	Ordinary Shares	£5.595
ISSC119	1001399	Mr	Gary	Edmund	Williams	D-301 Hill Side Residence	726-111 Hannam Dong Yo	Seoul 140-210	Korea					475	Ordinary Shares	£5.595
ISSC119	1019336	Miss	Madhvi		Kathuria	Post Box -999 Dubai U.A.E								1697	Ordinary Shares	£5.595
ISSC119	1007998	Mrs	Eunice	Ohui	Brocke	Post Box No 2547			Accra			Ghana		827	Ordinary Shares	£5.595
ISSC119	1006443	Mr	Emmanuel	Narteh	Sangmortey	Standard Chartered Bank	Accra					Ghana		275	Ordinary Shares	£5.595
ISSC119	1103473	Mr	Hong Wai		Choi	Flat 03 30/F Block R	Luk Yeung Sun Chuen	Tsuen Wan NT						1137	Ordinary Shares	£5.595
ISSC119	1158050	Mr	Kenneth	Chun Keung	Kwan	DVR, 8/F	GM Asset Securitisation	Hong Kong						1592	Ordinary Shares	£5.595
ISSC119	1125121	Mr	Leong		Ng	Level 15 Menara Standard Cha	30, Jalan Sultan Ismail	50250 Kuala Lumpur						701	Ordinary Shares	£5.595
ISSC119	1152559	Miss	Keng Teng		Wong	66 Jalan SS 2/93	Petaling Jaya					Malaysia	47300	175	Ordinary Shares	£5.595
ISSC119	1117121	Mr	Tse Koon		Shee	51 Bras Basah Road	#04-06/7 PBTP	Singapore				Singapore	189554	1697	Ordinary Shares	£5.595
ISSC119	1118294	Ms	Si Yong Jodie		Lee	51 Bras Basah Road	Plaza By The Park, #04-06/7					Singapore	189554	1257	Ordinary Shares	£5.595
ISSC119	1134849	Mr	Ravneet	S	Chowdhury	Standard Chartered Bank	PO Box 2353, Postal Code	Ruwi Sultanate of Oman						1692	Ordinary Shares	£5.595
ISSC119	1140909	Mr	William	John	Ball	14 Yarwood Avenue						Singapore	587986	1692	Ordinary Shares	£5.595
ISSP 098			Bedell Cristin Trust			Post Box No 298	23-25 Broad Street	St Helier				Jersey	JE4 8TL	8526	Ordinary Shares	£5.595
UKSA 113	1000270	Mr	Mark	Arthur	Cox	132A Broomfield Road	Chelmsford	Essex				United Kingdom	CM1 1RN	1697	Ordinary Shares	£5.595
UKSA 113	1019124	Mr	Colin	Michael	McGonigal	Flat 76	Anchorage Point	42 Cuba Street	Greater London			United Kingdom	E14 8NF	1356	Ordinary Shares	£5.595
UKSA 113	1001295	Mr	Michael	Robert	Trigg	10 Barnfield Road	Riverhead	Sevenoaks	Kent			United Kingdom	TN13 2AY	518	Ordinary Shares	£5.595
UKSA 113	1001295	Ms	Sally	Ann	Trigg	10 Barnfield Road	Riverhead	Sevenoaks	Kent			United Kingdom	TN13 2AY	500	Ordinary Shares	£5.595
						TOTAL								30751		
Restricted Shares	1019461	Mr	Robert,George	Gautier		Silvertree	Le Pont Close	Ponterson, St Clement				Jersey C.I	JE2 6JL	434	Ordinary Shares	£6.905
Restricted Shares	1005447	Ms	Ruth	Martin		7 Clos Du Bas	Rue Du Crastin	St Peter				Jersey C.I	JE3 7YN	724	Ordinary Shares	£6.905
						TOTAL								1158		
						GRAND TOTAL								31909		

FILE 82-5188

Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	966425
Company name in full	Standard Chartered PLC

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	10	02	2006	10	02	2006

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	3861	212	229
Nominal value of each share	US $0.50	US $0.50	US $0.50
Amount (if any) paid or due on each share *(including any share premium)*	559.5 p	641 p	684 p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB
For companies registered in Scotland DX 235 Edinburgh or LP - 4 Edinburgh 2

Companies House
for the record

Please complete in typescript, or in bold black capitals.
CHWP000

88(2)
Return of Allotment of Shares

Company Number 966425

Company name in full Standard Chartered PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From	To
Day	10	10
Month	02	02
Year	2006	2006

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	315	656	11
Nominal value of each share	US $0.50	US $0.50	US $0.50
Amount (if any) paid or due on each share *(including any share premium)*	687.5p	743 p	987 p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

rge

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ — DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
For companies registered in Scotland

Form revised 10/03

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name	Class of shares allotted	Number allotted
Address	Ordinary	3861
	Ordinary	212
UK Postcode	Ordinary	229
Name	Class of shares allotted	Number allotted
Address	Ordinary	315
	Ordinary	656
UK Postcode	Ordinary	11
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed J. Bamford Date 6 April 2006

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ (Deputy)

Please delete as appropriate

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Andy Aukland,Standard Chartered PLC

1,Aldermanbury Square,

London EC2V 7SB Tel

DX number DX exchange

Date of Allotment : 10/02/06

Memo Number	PS ID	Name Prefix	First Name	Middle Name	Last Name	Address 1	Address 2	Address 3	Address 4	City	State	Country	Postal Code	No Of shares Allotted	Class Of Shares Alloted	Option price
ISSC 113	1103029	Mrs	Lilian	Wai Man	Ho	Flat E 26/F	Nansham Mansion	Tai Koo Shing				Hong Kong		1243	Ordinary Shares	£5.595
ISSC 113	1131998	Mr	Thomas	Michael J.	Bowen	10 St Andrews Street	Walkerville	S A				Australia	5081	1684	Ordinary Shares	£5.595
UKSA 106A	1001349	Mr	Keith	Richard	Wastell	63 Peel Place	Clayhall	Ilford	Essex			United King	IG5 0PT	719	Ordinary Shares	£5.595
UKSA 106A	1000954	Mr	Scott	Iain	Paget	Hillside	23 Layters Way	Gerrards Cross	Bucks			United King	SL9 7QZ	215	Ordinary Shares	£5.595
														3861		
UKSA 106A	1000954	Mr	Scott	Iain	Paget	Hillside	23 Layters Way	Gerrards Cross	Bucks			United King	SL9 7QZ	212	Ordinary Shares	£8.410
														212		
ISSP 093A			Bedell Cristin Trust			Post Box No 298	23-25 Broad Street	St Helier				Jersey	JE4 8TL	229	Ordinary Shares	£6.840
														229		
UKSA 106A	1000954	Mr	Scott	Iain	Paget	Hillside	23 Layters Way	Gerrards Cross	Bucks			United King	SL9 7QZ	315	Ordinary Shares	£6.875
														315		
ISSC 113	1139736	Ms	Chee Hong Jasmine		Ong	61 Hume Avenue	#07-03 Hillview Green	Singapore				Singapore	598741	480	Ordinary Shares	£7.430
ISSP 093A			Bedell Cristin Trust			Post Box No 298	23-25 Broad Street	St Helier				Jersey	JE4 8TL	74	Ordinary Shares	£7.430
UKSA 106A	1000954	Mr	Scott	Iain	Paget	Hillside	23 Layters Way	Gerrards Cross	Bucks			United King	SL9 7QZ	102	Ordinary Shares	£7.430
														656		
ISSP 093A			Bedell Cristin Trust			Post Box No 298	23-25 Broad Street	St Helier				Jersey	JE4 8TL	11	Ordinary Shares	£9.870
														11		
														5284		

FILE 82-5188

Companies House
for the record

RECEIVED
2006 NOV 27 P 1:10
OFFICE OF INTERNATIONAL CORPORATE FINANCE

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	966425
Company name in full	Standard Chartered PLC

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	13	04	2006	13	04	2006

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	27957	68	482
Nominal value of each share	US $0.50	US $0.50	US $0.50
Amount (if any) paid or due on each share *(including any share premium)*	559.5p	723 p	743 p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB
For companies registered in Scotland DX 235 Edinburgh or LP - 4 Edinburgh 2

Form revised 10/03

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name	Class of shares allotted	Number allotted
Address	Ordinary	27957
	Ordinary	68
UK Postcode	Ordinary	482
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed V. Bassford Date 1 June 2006

DEPUTY
~~A director~~ / secretary / ~~administrator~~ / ~~administrative receiver~~ / ~~receiver manager~~ / ~~receiver~~

Please delete as appropriate

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Andy Aukland,Standard Chartered PLC	
1,Aldermanbury Square,	
London EC2V 7SB	Tel
DX number	DX exchange

Date of Allotment : 13/04/2006

Memo Number	PS ID	Name Prefix	First Name	Middle Name	Last Name	Address 1	Address 2	Address 3	Address 4	City	State	Country	Postal Code	No Of shares Allotted	Class Of Shares Alloted	Option price
ISSC 121	1151843	Mr	Vui Chung		Wang	Syndications - common	Menara SC - Level 11	Malaysia						584	Ordinary Shares	£5.595
ISSC 121	1131387	Mr	Venkata Ramesh		Kandarpa	Syndications - common	Menara SC - Level 11	Malaysia						1594	Ordinary Shares	£5.595
ISSC 121	1103698	Mr	Kam Suen		Lai	CR Sales Global Corp	DVR 10/F	Hongkong						1697	Ordinary Shares	£5.595
ISSC 121	1117007	Ms	Sim Yee		Woon	51 Bras Basah Road	#10 - 00 Plaza by the Park	Singapore - 189554						1697	Ordinary Shares	£5.595
ISSC 121	1114988	Ms	Lolita	Siu Yin	Yew	Client Relationships	Taipei HT Building	Taiwan						1697	Ordinary Shares	£5.595
ISSC 121	1019120	Mr	Srinivasan	Lakshman	Gopalasamu	Str Sourcing & Ven Mgt (UAE - Cos	Dubai - Al Mankool	United Arab Emirates						1697	Ordinary Shares	£5.595
ISSC 121	1149656	Mr	Salar	Hasan	Khan	PO Box 999	SCB Dubai	United Arab Emirates						1697	Ordinary Shares	£5.595
ISSC 121	1101569	Mr	Cheuk Kuen		Lee	CBHK Ops, Bkg-BAOC	SC Tower / 19/F	Hongkong						1422	Ordinary Shares	£5.595
ISSC 121	1102952	Ms	Choi Hung		Chan	6/F Nanjing Road (W)	Shanghai 200040	China						1697	Ordinary Shares	£5.595
ISSC 121	1103278	Mr	Chun Ming		Yeung	UNIT C 471F Block 4	Lacite Noble	Tseung Kwan	Hongkong					1422	Ordinary Shares	£5.595
ISSC 121	1104267	Mr	Chun Yan		Yip	CBHK SBD Unsecured lending	SC Tower 16/F	Hongkong						1697	Ordinary Shares	£5.595
ISSC 121	1104554	Mr	King Fai		Fung	RMG 29/F Block 2	South Horizons	Aphei Chan	Abeadeen					1697	Ordinary Shares	£5.595
ISSC 121	1148564	Mr	Ross	Wai Chuen	Chu	CBHK DB Teleservices PB/Ex	SC Tower	26/F	Hongkong					284	Ordinary Shares	£5.595
ISSC 121	1154007	Mr	Pak Kin		Wong	GM IR Derivatives Trading	DVR , 7/F	Hongkong						1697	Ordinary Shares	£5.595
ISSC 121	1116904	Ms	Susan Jane		Burrell	Outserve Service Excellence	Battery Road	9th Floor	Singapore					1697	Ordinary Shares	£5.595
ISSC 121	1142343	Mdm	Lai Sing Debbie		Chan	RM Multi Corp - Onshore	Battery Road 7th Floor	Singapore						1408	Ordinary Shares	£5.595
ISSC 121	1018884	Mr	Harold	Frederick	Macarthy	C&IB Product Delivery	Free Town	Sierra Leone						221	Ordinary Shares	£5.595
ISSC 121	1151043	Miss	Xiaomin		Zhang	Sys Devt (WB) Support	PBTP 11th Floor	Singapore						324	Ordinary Shares	£5.595
ISSP 100			Bedell Cristin Trust			Post Box No 298	23-25 Broad Street	St Helier				Jersey	JE4 8TL	3728	Ordinary Shares	£5.595
								TOTAL						27957		
ISSP 100			Bedell Cristin Trust			Post Box No 298	23-25 Broad Street	St Helier				Jersey	JE4 8TL	68	Ordinary Shares	£7.230
								TOTAL						68		
ISSC 121A	1146944	Mr	Puneet		Bahl	19, Shelford Road	#01 - 44	Singapore			288408	Singapore	288408	482	Ordinary Shares	£7.430
								TOTAL						482		
								GRAND TOTAL						28507		

FILE 82 - 5188

Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 966425

Company name in full Standard Chartered PLC

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	17	03	2006	17	03	2006

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	36 ✓	213 ✓	1751 ✓
Nominal value of each share	US $0.50	US $0.50	US $0.50
Amount (if any) paid or due on each share *(including any share premium)*	987 p	935.5 p	334 p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the du... stamped particulars on ... contract ...)

Th...

A30 COMPANIES HOUSE ATPHUF4HK 72 04/05/2006

...en you have completed and signed the form send it to ... Registrar of Companies at:

...npanies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
...or companies registered in England and Wales

...mpanies House, 37 Castle Terrace, Edinburgh EH1 2EB
For companies registered in Scotland DX 235 Edinburgh or LP - 4 Edinburgh 2

Form

Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 966425

Company name in full Standard Chartered PLC

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	17	03	2006	17	03	2006

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	22315 ✓	1127 ✓	256 ✓
Nominal value of each share	US $0.50	US $0.50	US $0.50
Amount (if any) paid or due on each share *(including any share premium)*	559.5 p	641 p	743 p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped ...)*	

A30 COMPANIES HOUSE 73 04/05/2006

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB
For companies registered in Scotland DX 235 Edinburgh or LP - 4 Edinburgh 2

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Address UK Postcode	Class of shares allotted Ordinary Ordinary Ordinary	Number allotted 22315 1127 256
Name Address UK Postcode	Class of shares allotted Ordinary Ordinary Ordinary	Number allotted 36 213 1751
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed J. Bamford DEPUTY Date 2 May 2006

~~A director~~ / secretary / ~~administrator~~ / ~~administrative receiver~~ / ~~receiver manager~~ / ~~receiver~~ *Please delete as appropriate*

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Andy Aukland,Standard Chartered PLC	
1,Aldermanbury Square,	
London EC2V 7SB	Tel
DX number	DX exchange

Date of Allotment : 17/03/2006

Memo Number	PS ID	Name Prefix	First Name	Middle Name	Last Name	Address 1	Address 2	Address 3	Address 4	City	State	Country	Postal Code	No Of shares Allotted	Class Of Shares Allotad	Option price
ISSC 117	1104341	Mrs	Louisa	Siu Yuet	Lee	DB SB Unsecured Lending	Standard Chartered Tower							483	Ordinary Shares	£5.595
ISSC 117	1104662	Ms	Peggy	Pui Ling	Kwan	26/F Standard Chartered Tower	388 Kwon Tong Road							483	Ordinary Shares	£5.595
ISSC 117	1140181	Mr	Kent	Chun Wah	Lam	CBHK NTW	828 CSW Rd	Cheung Sha Wan						831	Ordinary Shares	£5.595
ISSC 117	1142029	Mr	Chi Pang		Jor	CR AC - Beijing								1697	Ordinary Shares	£5.695
ISSC 117	1126454	Mr	Al Haj Mohamed Yasin		Shahul Hameed	Penang Branch	Penang							58	Ordinary Shares	£5.595
ISSC 117	1130966	Mr	Chee Chen		Hooi	Retain Banking - Hogan	Crystal Plaza	Petalang Jaya	Seelangor			Scope International(M) Sdn.Bhd		350	Ordinary Shares	£5.695
ISSC 117	1131100	Ms	Siew	Kuan	Chan	System Support	Crystal Plaza	Petalang Jaya	Seelangor			Scope International(M) Sdn.Bhd		175	Ordinary Shares	£5.695
ISSC 117	1143641	Mr	Ang Hooi		Tang	Retain Banking - Hogan	Crystal Plaza	Petalang Jaya	Seelangor			Scope International(M) Sdn.Bhd		409	Ordinary Shares	£5.595
ISSC 117	1154321	Ms	Chai Yeen		Tan	Retain Banking - Hogan	Crystal Plaza	Petalang Jaya	Seelangor			Scope International(M) Sdn.Bhd		233	Ordinary Shares	£5.595
ISSC 117	1160819	Ms	Shok Hung		Choy	Service Desk	Technology Park Malaysia					IT-385 Malaysia Sdn.Bhd		233	Ordinary Shares	£5.595
ISSC 117	1116115	Ms	Siew Huang Jane		Soh	DB - SME Banking Call Centre	CISCO 5th Floor					Singapore		1697	Ordinary Shares	£5.595
ISSC 117	1116275	Mr	Gee Shan		Tan	Risk Management Mgmt	Battery Road 8th Floor					Singapore		1697	Ordinary Shares	£5.595
ISSC 117	1118254	Ms	Molly Mun Foong		Soo	FX Sales (UAE - Treasury)	Dubai - Al Mankool					United Arab Emirates		1296	Ordinary Shares	£5.595
ISSC 117	1119034	Mr	Siew Hon Peter		Cheng	WB Business Finance	6 Battery Road	#23-00				Singapore	049909	1697	Ordinary Shares	£5.595
ISSC 117	1153682	Mr	Siang Hee Ronnie		Chia	Structured Finance	Battery Road 5th Floor					Singapore		1697	Ordinary Shares	£5.595
ISSC 117	1153760	Mr	Toon	Yong	Wee	28/F, China Merchant Tower	No.161, East Lujiazui Road	Puoong District	Shanghai			China		377	Ordinary Shares	£5.695
ISSC 117	1018547	Mrs	Anita		Ashraf	Al kowsar Towar	Sharjah ,Al nadha							407	Ordinary Shares	£5.595
ISSC 117	1010719	Mr	Richard		Sikanyika	C/o Standard Chartered Bank	PBD - Operations	Lusaka Head Office	Zambia			Zambia		49	Ordinary Shares	£5.695
ISSC 117 A	1104060	Mr	Daniel	Wai Kwan	Yam	Flat 2A, Tower 13A,	South Horizons	AP Lei Chau,				Hong Kong		1600	Ordinary Shares	£5.695
ISSC 117 A	1118805	Mr	Kai Hung		Chan	7A Jade Terrace	3 Link Road	Happy Valley				Hong Kong		1481	Ordinary Shares	£5.695
ISSP 096			Bedell Cristin Trust			Post Box No 298	23-25 Broad Street	St Helier				Jersey	JE4 8TL	4687	Ordinary Shares	£5.695
UKSA 111	1157649	Ms	Neeti		Sharma	21 Winchester Road	Northwood	Middlesex				United Kingdom	HA6 1JG	679	Ordinary Shares	£5.595
						TOTAL								22315		
ISSC 117 A		Mr	Wing Tat		Lee	RM 1301 Block 37	Heng Fa Chuen Chai Wan					Hong Kong		891	Ordinary Shares	£6.410
ISSP 096A			Bedell Cristin Trust			Post Box No 298	23-25 Broad Street	St Helier						236	Ordinary Shares	£6.410
						TOTAL								1127		
ISSP 096A			Bedell Cristin Trust			Post Box No 298	23-25 Broad Street	St Helier						256	Ordinary Shares	£7.430
						TOTAL								256		
ISSP 096A			Bedell Cristin Trust			Post Box No 298	23-25 Broad Street	St Helier						38	Ordinary Shares	£9.870
						TOTAL								38		
Restricted Sl	1005365	Ms	Liz	Conoops		Tamarind	1 Ash Lodge	La Rue Du Patier, St Saviour	Jersey	Chann		Jersey C.I.	JE2 7LN	213	Ordinary Shares	£9.355
						TOTAL								213		
UKSA 111	1001355	Mrs	Suzanne	Elizabeth	Weal	Orchard Gate	Mill Lane Bramley	Guildford	Surrey			United Kingdom	GU5 0HW	1751	Ordinary Shares	£3.340
						TOTAL								1751		
						GRAND TOTAL								25698		

FILE 82-5188

Companies House
for the record

88(2)
Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 966425

Company name in full Standard Chartered PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
	21	04	2006	21	04	2006

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	20838	932	
Nominal value of each share	US $0.50	US $0.50	
Amount (if any) paid or due on each share *(including any share premium)*	559.5p	723 p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ — DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name	Class of shares allotted	Number allotted
Address	Ordinary	20838
	Ordinary	932
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed *S. Bamford* Date *1 June 2006*

DEPUTY

~~A director~~ / secretary / ~~administrator~~ / ~~administrative receiver~~ / ~~receiver manager~~ / ~~receiver~~ *Please delete as appropriate*

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Andy Aukland,Standard Chartered PLC
1,Aldermanbury Square,
London EC2V 7SB Tel
DX number DX exchange

Date of Allotment : 21/04/2006

Memo Number	PS ID	Name Prefix	First Name	Middle Name	Last Name	Address 1	Address 2	Address 3	Address 4	City	State	Country	Postal Code	No Of shares Allotted	Class Of Shares Alloted	Option price
ISSC122	1158004	Mr	Christopher	Graham	Wingfield	SSC Head SSC	Head Office					Kenya		1697	Ordinary Shares	£5.595
ISSC122	1101771	Ms	Wing Yin		Lee	Credit Evalution Mgr	SCB (HK) Ltd	18 Floor Standard	388 Kwun Tong Road			Hong Kong		853	Ordinary Shares	£5.595
ISSC122	1102273	Ms	Kit Man		Chan	EXONOMY- Ser Mgt - Tech Dev	SC Tower, 9/F					Hong Kong		1137	Ordinary Shares	£5.595
ISSC122	1103171	Mr	Gary	Chung Ming	Hui	SCT Tower	17/F, Kwun Tong					Hong Kong		1137	Ordinary Shares	£5.595
ISSC122	1103390	Ms	Suet Ling		Lou	CB Service Quality	SC Tower, 30/F					Hong Kong		1697	Ordinary Shares	£5.595
ISSC122	1152083	Ms	Yu Ling		Cheung	Group Corporate Treasury	6/F 1 Aldermanbury Square		London	London		United Kingdo	EC2V 7SE	1137	Ordinary Shares	£5.595
ISSC122	1114602	Mr	Kam Lau	Dominic	Luk	CB Group Reg - MESA & Africa	PBTP 9th Floor					Singapore		1697	Ordinary Shares	£5.595
ISSC122	1116057	Ms	Mui Luang Patricia		Eng	Hd Global Mkts & G Mgmnt Reg	Batt. Rd 6th Flr					Singapore		1697	Ordinary Shares	£5.595
ISSC122	1116481	Ms	Saadiah		Bte Salim M	C/O WB	Batt. Rd 3rd Flr					Singapore		955	Ordinary Shares	£5.595
ISSC122	1144922	Mr	Sze Yan Darryl		Ng	Audit International	PBTP 10th Floor					Singapore		1006	Ordinary Shares	£5.595
ISSC122	1149018	Mr	Yu-Pin Elvin		Chua	Audit International	PBTP 10th Floor					Singapore		1006	Ordinary Shares	£5.595
ISSP 101			Bedell Cristin Trust			Post Box No 298	23-25 Broad Street	St Helier				Jersey	JE4 8TL	5122	Ordinary Shares	£5.595
UKSA 115	1157601	Mr	Rowan	McLeod	Gillies	16 Basement	St Stephens Gardens	London				United Kingdo	W25 QX	1697	Ordinary Shares	£5.595
								TOTAL						20838		
UKSA 115	1000086	Mr	Graham	Patrick	Bennett	69 Middlefields	Pixton Way Forestdale	Croydon	Surrey			United Kingdo	CR0 9LG	466	Ordinary Shares	£7.230
UKSA 115	1000273	Mr	Timothy	Edward	Crane	58 Elmgrove Road	Weybridge	Surrey				United Kingdo	KT13 8PD	466	Ordinary Shares	£7.230
								TOTAL						932		
								GRAND TOTAL						21770		

FILE 82-5188

Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 966425

Company name in full Standard Chartered PLC

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	28	04	2006	28	04	2006

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	15459	561	170
Nominal value of each share	US $0.50	US $0.50	US $0.50
Amount (if any) paid or due on each share *(including any share premium)*	559.5p	641 p	684 p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*			

ge

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ — DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
For companies registered in Scotland

Form revised 10/03

Companies House
for the record

88(2)
Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 966425

Company name in full Standard Chartered PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	28	04	2006	28	04	2006

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	978	994	208
Nominal value of each share	US $0.50	US $0.50	US $0.50
Amount (if any) paid or due on each share *(including any share premium)*	723 p	743 p	987 p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

T... by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB
For companies registered in Scotland DX 235 Edinburgh or LP - 4 Edinburgh 2

Form revised 10/03

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name	Class of shares allotted	Number allotted
Address	Ordinary	15459
	Ordinary	561
UK Postcode	Ordinary	170
Name	Class of shares allotted	Number allotted
Address	Ordinary	978
	Ordinary	994
UK Postcode	Ordinary	208
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed V. Bamford Date 1 June 2006

~~A director~~ / DEPUTY secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Andy Aukland,Standard Chartered PLC	
1,Aldermanbury Square,	
London EC2V 7SB	Tel
DX number	DX exchange

Date of Allotment : 28/04/2006

Memo Number	PS ID	Name Prefix	First Name	Middle Name	Last Name	Address 1	Address 2	Address 3	Address 4	City	State	Country	Postal Code	No Of shares Allotted	Class Of Shares Alloted	Option price
ISSC 123	1102473	Ms	Pui Man		Li	10/F DVR						Hongkong		1697	Ordinary Shares	£5.595
ISSC 123	1104777	Mr	Sunny	Lap Yin	Hui	CR Sales Comm Real Estate	DVR, 10/F					Hongkong		1697	Ordinary Shares	£5.595
ISSC 123	1103784	Mr	Rajan Prabhakar		Shirodkar	No.4 Shan Road,#06-04	LE Shantier					Singapore	328106	1697	Ordinary Shares	£5.595
ISSC 123	1104284	Ms	Yin Hung		Choy	Technology Management	Hongkong	SC Tower	28/F			Hongkong		1697	Ordinary Shares	£5.595
ISSC 123	1149094	Ms	Xiaolei		Zhang	52F Diwang Commercial Building	Shenzhen					China		1697	Ordinary Shares	£5.595
ISSC 123	1152681	Ms	Pui Sze		Leung	Corporate Finance & Advisory	DVR, 9/F	Hongkong				Hongkong		568	Ordinary Shares	£5.595
ISSC 123	1116247	Ms	Beng Choo Fern		Lim	51 Bras Basah Road	#02-01 Plaza The Park					Singapore		754	Ordinary Shares	£5.595
ISSC 123	1151638	Miss	Mien Kong Shaunna		Chang	Rates & FX	Batt. Rd 3rd Floor					Singapore		1006	Ordinary Shares	£5.595
UKSA 116	1019155	Ms	Mamta		Gandhi	Flat 5, Globe View	10 High Timber Street	London				United Kingdo	EC4V 3P	1697	Ordinary Shares	£5.595
ISSP 102			Bedell Cristin Trust			Post Box No 298	23-25 Broad Street	St Helier				Jersey	JE4 8TL	2949	Ordinary Shares	£5.595
						TOTAL								15459		
ISSC 123A	1008434	Mr	Francis	Ambrose	Quayson	Post Office Box AN 19973	Accra - North			Ghana		Ghana		186	Ordinary Shares	£6.410
ISSP 102A			Bedell Cristin Trust			Post Box No 298	23-25 Broad Street	St Helier				Jersey	JE4 8TL	373	Ordinary Shares	£6.410
						TOTAL								561		
ISSP 102A			Bedell Cristin Trust			Post Box No 298	23-25 Broad Street	St Helier				Jersey	JE4 8TL	170	Ordinary Shares	£6.840
						TOTAL								170		
ISSC 123	1116218	Mr	Yew Quan		Tang	32, Sandilands Road						Singapore	546092	360	Ordinary Shares	£7.230
UKSA 116	1000189	Miss	Pauline	Anne	Canavan	83 Walton Avenue	South Harrow	Middlesex				United Kingdo	HA2 8QY	560	Ordinary Shares	£7.230
ISSP 102			Bedell Cristin Trust			Post Box No 298	23-25 Broad Street	St Helier				Jersey	JE4 8TL	58	Ordinary Shares	£7.230
						TOTAL								978		
ISSC 123A	1008434	Mr	Francis	Ambrose	Quayson	Post Office Box AN 19973	Accra - North			Ghana		Ghana		140	Ordinary Shares	£7.430
ISSP 102A			Bedell Cristin Trust			Post Box No 298	23-25 Broad Street	St Helier				Jersey	JE4 8TL	854	Ordinary Shares	£7.430
						TOTAL								994		
ISSC 123A	1008434	Mr	Francis	Ambrose	Quayson	Post Office Box AN 19973	Accra - North			Ghana		Ghana		19	Ordinary Shares	£9.870
UKSA 116A	1157039	Ms	Kate	Jacqueline	Olley	5 Chantry Street	Islington	London				United Kingdo	N18 NL	126	Ordinary Shares	£9.870
ISSP 102A			Bedell Cristin Trust			Post Box No 298	23-25 Broad Street	St Helier				Jersey	JE4 8TL	63	Ordinary Shares	£9.870
						TOTAL								208		
								GRAND TOTAL						18370		

FILE 82-5188

Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 966425

Company name in full Standard Chartered PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	From	To
Day	03	03
Month	03	03
Year	2006	2006

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	5838	73957	787
Nominal value of each share	US $0.50	US $0.50	US $0.50
Amount (if any) paid or due on each share *(including any share premium)*	334 p	559.5p	641 p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB
For companies registered in Scotland DX 235 Edinburgh or LP - 4 Edinburgh 2

Form revised 10/03

Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 966425

Company name in full Standard Chartered PLC

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	0 3	0 3	2 0 0 6	0 3	0 3	2 0 0 6

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	2614	595	
Nominal value of each share	US $0.50	US $0.50	
Amount (if any) paid or due on each share *(including any share premium)*	723 p	743 p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

C

This

Form

When you have completed and signed the form send it to
Registrar of Companies at:

npanies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
companies registered in England and Wales

ıpanies House, 37 Castle Terrace, Edinburgh EH1 2EB
companies registered in Scotland DX 235 Edinburgh
or LP - 4 Edinburgh 2

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name	Class of shares allotted	Number allotted
Address	Ordinary	5838
	Ordinary	73957
UK Postcode	Ordinary	787
Name	Class of shares allotted	Number allotted
Address	Ordinary	2614
	Ordinary	595
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 2 May 2006

DEPUTY
~~A director~~ / secretary / ~~administrator~~ / ~~administrative receiver~~ / ~~receiver manager~~ / ~~receiver~~ *Please delete as appropriate*

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Andy Aukland,Standard Chartered PLC	
1,Aldermanbury Square,	
London EC2V 7SB	Tel
DX number	DX exchange

Date of Allotment : 03/03/06

Memo Number	PS ID	Name Prefix	First Name	Middle Name	Last Name	Address 1	Address 2	Address 3	Address 4	City	State	Country	Postal Code	No of shares Allotted	Class Of Shares Alloted	Option price
UKSA 109	1000329	Miss	Malini		Dhawan	9 Hoffman Square	Chart Street				Greate	United Kingdom	N1 6DH	5838	Ordinary Shares	£3.340
								TOTAL						5838		
ISSC 115	1126520	Ms	Ing Lah		Lim	CEO Office	Menara SC - Level 16					Malaysia		467	Ordinary Shares	£5.595
ISSC 115	1117870	Ms	Ruth	Helen	Naderer	20/F Standard Chartered	4-4A Des Voeux Road	Central				Hong Kong		1422	Ordinary Shares	£5.595
ISSC 115	1009735	Mr	Moeen		ul Haq	ARO - Legal & Complianc	Aldermanbury Square					United Kingdom		1697	Ordinary Shares	£5.595
ISSC 115	1130320	Mr	Victor	Hock Seng	Ong	6 Jalan Impian Indah 6	Soujana Impan	Kajang				Malaysia	43000	1168	Ordinary Shares	£5.595
ISSC 115	1117000	Ms	Swee Wan Judith		Chan	80, Raffles Place # 43-00	UOB Plaza 1					Singapore		1509	Ordinary Shares	£5.595
ISSC 115	1144947	Mr	Pankaj		Kumar	Sys Devt (WB) Support	PBTP 11th Floor					Singapore		1257	Ordinary Shares	£5.595
ISSC 115	1117374	Mr	Suresh Babu		Mani	TPS Svc Mgt (WB)	PBTP 11th Floor					Singapore		691	Ordinary Shares	£5.595
ISSC 115	1151682	Mdm	Karen		Fawcett	80 Raffles Place	#43-00 UOB Plaza 1					Singapore	48624	1697	Ordinary Shares	£5.595
ISSC 115	1157529	Ms	Swee Lean		Tan	Standard Chartered Bank	Country Finance Divisio	Level 17, Menera				Malaysia		116	Ordinary Shares	£5.595
ISSC 115	1002576	Mr	Kirit		Chauhan	RM -Middle Market (UAE-	Dubai - Al Abbas					United Arab Emirates		1692	Ordinary Shares	£5.595
ISSC 115	1140423	Mr	Sridhar	Jayaraman	Bharadwaj	Credit Risk Management						Australia		1696	Ordinary Shares	£5.595
ISSC 115	1141543	Mr	Liok Lim		Chew	125, Meyer Road	#16-06, Dmakena					Singapore	437936	108	Ordinary Shares	£5.595
ISSC 115	1002608	Mr	Subramaniam		Sridhar	73, Farrer Drive	1501, Sommerville Park					Singapore	259280	1697	Ordinary Shares	£5.595
ISSC 115	1119083	Mr	Bradley Michael		Levitt	DCM-Mkt Bus. Developm	Batt. Rd 3rd flr					Singapore		1697	Ordinary Shares	£5.595
ISSC 115	1117056	Mr	Lai Keung Philip		Chang	997 Bukit Timah Road	# 03-02					Singapore	589633	1635	Ordinary Shares	£5.595
ISSC 115	1140317	Mr	Fee Long Michael		Mok	Central Finance Team	Tampines 6th flr	#06-09				Singapore	529508	1697	Ordinary Shares	£5.595
ISSC 115	1128984	Mr	Aloysius		Wee	Emporium Suites	Room 822 Sukhumvit R	Bangkok				Thailand	10110	1697	Ordinary Shares	£5.595
ISSC 115	1002741	Mr	Jose		Kochanthony	RM-Multintl Corpt(UAE-S	Dubai - Al Abbas					United Arab Emirates		1697	Ordinary Shares	£5.595
ISSC 115	1019033	Mr	Dinesh		Amarnani	Auto loans (UAE-Central (	Dubai - Al Mankool					United Arab Emirates		1697	Ordinary Shares	£5.595
ISSC 115	1157907	Ms	Shu Fong		Koh	Head Global Mkts. & G. M	Menara SC - Level 11					Malaysia		292	Ordinary Shares	£5.595
ISSC 115	1125807	Ms	Veronica		Lazaroo	BRDB - Priority Banking S	Jalan Ampang, 1 st Floor					Malaysia		58	Ordinary Shares	£5.595
ISSC 115	1151017	Miss	Tse Wei		Goh	BRDB - Branch Banking	Kota Kinabalu					Malaysia		584	Ordinary Shares	£5.595
ISSC 115	1157095	Mrs	Elizabeth		Chua	Seagull Project cost centr	Batt. Rd 7th Floor					Singapore		1635	Ordinary Shares	£5.595
ISSC 115	1135148	Ms	Mohini		Subhedar	Global HR - Support Func	Aldermanbury Square					United Kingdom		679	Ordinary Shares	£5.595
ISSC 115	1125684	Ms	Chik Cheng		Lee	26, Jln Bkt Desa, 4 Tmn D	Off Jln Kelang Lamo					Malaysia	58100	1168	Ordinary Shares	£5.595
ISSC 115	1147624	Mr	Aneesh		Dudeja	RM -Contracting (UAE-SH	Dubai - Al Abbas					United Arab Emirates		1697	Ordinary Shares	£5.595
ISSC 115	1006717	Mrs	Mahbooba	Aabib	Shakeeb	Standard Chartered Bank	PO Box 29					Bahrain		183	Ordinary Shares	£5.595
ISSC 115	1008024	Ms	Susanna		Allotey	Accra High St.	Accra					Ghana		165	Ordinary Shares	£5.595
ISSC 115	1008055	Ms	Hannah		Amoh-Anti	CR - Sales & Credit Servi	Accra					Ghana		275	Ordinary Shares	£5.595
ISSC 115	1008059	Mr	Emmanuel	Nii Amoo	Ankrah	SSC - Data Centre	Accra					Ghana		193	Ordinary Shares	£5.595
ISSC 115	1008179	Ms	Beatrice		Cofie	CBD - Br Sl & Serv (Tudu	Accra					Ghana		275	Ordinary Shares	£5.595
ISSC 115	1102343	Mr	Nelson	Chi Meng	Fong	Flat B, 16th Floor, South T	Residence Bell Air	38, Bell Air ave	Island South			Hong Kong		1697	Ordinary Shares	£5.595

Date of Allotment : 03/03/06

Memo Number	PS ID	Name Prefix	First Name	Middle Name	Last Name	Address 1	Address 2	Address 3	Address 4	City	State	Country	Postal Code	No Of shares Allotted	Class Of Shares Alloted	Option price
ISSC 115	1103807	Mr	Bon Liong		Chua	15K Kiu Hing Mansion	11 Tin Hau Temple Road					Hong Kong		1697	Ordinary Shares	£5.595
ISSC 115	1142517	Mr	Wai Leung		Ng	MNA, 18th Floor	Standard Chartered Tov	388, Kwun Tong Road				Hong Kong		853	Ordinary Shares	£5.595
ISSC 115	1017898	Ms	Dina		Ghoul	Cash Management - Ope	Shmeissani					Jordan		95	Ordinary Shares	£5.595
ISSC 115	1009307	Ms	Jacqueline		Mutisya	Yaya Centre Branch Nair	Yaya Center					Kenya		57	Ordinary Shares	£5.595
ISSC 115	1009779	Mr	Benson		Wanje	Support & Compliance - (	Head Office					Kenya		287	Ordinary Shares	£5.595
ISSC 115	1125159	Ms	Vijaya Menon		T N Menon	Trade Services - Head	Menara SC - Level 15					Malaysia		116	Ordinary Shares	£5.595
ISSC 115	1125367	Mrs	Thavamani	Devi	Periasamy	Trade Services - Head	Menara SC - Level 15					Malaysia		116	Ordinary Shares	£5.595
ISSC 115	1125540	Mr	Soo Fui		Wung	BFS - CREDIT UNDERW	Menara SC - Level 7					Malaysia		701	Ordinary Shares	£5.595
ISSC 115	1126164	Mr	Khir		Yahaya	Penang Branch	Penang					Malaysia		116	Ordinary Shares	£5.595
ISSC 115	1126765	Mdm	Fui Jin		Chong	BRDB - Branch Banking	Kota Kinabalu					Malaysia		175	Ordinary Shares	£5.595
ISSC 115	1128861	Mr	Hasnizam		Hassim	Global Market Operations	Menara SC - Level 11					Malaysia		58	Ordinary Shares	£5.595
ISSC 115	1129184	Ms	Poh Yoke		Eng	RM-SCFI Investmnt Instit	Menara SC - Level 13					Malaysia		350	Ordinary Shares	£5.595
ISSC 115	1130799	Ms	Krishnaveni		Ramasamy Supp	Sales-Mortgage	Penang					Malaysia		233	Ordinary Shares	£5.595
ISSC 115	1131076	Mr	Tuck Wai		Liew	RM-Multinational Corpora	Menara SC - Level 13					Malaysia		818	Ordinary Shares	£5.595
ISSC 115	1153338	Miss	Ment Gai		Kuan	No 7 Jalan Putra Bistari	2/IT Putra Heights	47650, Subang	Selangor			Malaysia		116	Ordinary Shares	£5.595
ISSC 115	1157909	Mr	Wem Lee		Ng	Desktop Support	Plaza IBM, 5th Floor					Malaysia		350	Ordinary Shares	£5.595
ISSC 115	1160426	Mr	Jon-Tzen		Ng	637, Taman Yoon Chan	Jalan Tok Ungku	Seremban		Negeri Sembila		Malaysia	70100	116	Ordinary Shares	£5.595
ISSC 115	1160560	Ms	Donna Yasmin		Mohamad Bakri	Scope International(M) Sc	L2-E3A and 3B					Malaysia - Scope		35	Ordinary Shares	£5.595
ISSC 115	1007036	Mr	Preji	Choondapurack	Kunjhappu	Branch PFC's	Qatar					Qatar		135	Ordinary Shares	£5.595
ISSC 115	1102989	Mr	Keith David		Newington	27, Boscombe Road						Singapore	439763	1697	Ordinary Shares	£5.595
ISSC 115	1144151	Mr	Fuk Kan		Ip	Sys Devt (WB) Support	PBTP 11th Floor					Singapore		1635	Ordinary Shares	£5.595
ISSC 115	1154277	Mrs	Kristine Alice		Wong Lumley-Ho	Legal & Compliance-WB-	No.6 Batt. Rd # 10-05					Singapore	D49909	1697	Ordinary Shares	£5.595
ISSC 115	1007581	Ms	Neo		Seduke	PDB Mall Branch	Gaborone					Botswana		142	Ordinary Shares	£5.595
ISSC 115	1117525	Ms	Yeo Wang Winnie		Er	9 Sea Breeze Avenue						Singapore	487537	1006	Ordinary Shares	£5.595
ISSC 115	1134552	Mr	Rajit		Punshi	Operational Risk-Reg	Tampines 4th Floor					Singapore		1257	Ordinary Shares	£5.595
ISSC 115	1119800	Mr	Anthony		Chiang	Markets Operations	Taipei HT Building					Taiwan		391	Ordinary Shares	£5.595
ISSC 115A	1103851	Ms	Po Chun		Li	19G, Block 14,	Laguna City,	Kowloon				Hong Kong		967	Ordinary Shares	£5.595
ISSC 115A	1118039	Ms	Boon Sin Joanna		Goh	84 Butterfly Avenue						Singapore	348831	1488	Ordinary Shares	£5.595
ISSC 115A	1102666	Mr	Kwok Fai		Tang	Flat B, 29/F, Tower 2	No.3, Greig Road	Quarry Bay				Hong Kong		1483	Ordinary Shares	£5.595
ISSP 094			Bedell Cristin Trust			Post Box No 298	23-25 Broad Street	St Heller				Jersey	JE4 8TL	11180	Ordinary Shares	£5.595
UKSA 109	1018814	Mr	Daniel	James	Liot	4 Regency House	Regent Road	St Heller, Jersey, CI.				Channel Islands	JE2 4UZ	1188	Ordinary Shares	£5.595
UKSA 109	1018898	Mr	Justin	James	Price	1 Elm Grove	Balsall Common	Coventry			West I	United Kingdom	CV7 7PP	1697	Ordinary Shares	£5.595
UKSA 109	1012828	Mr	Andrew	Paul	Bates	45 Sebastian Avenue	Shenfield				Essex	United Kingdom	CM15 8PW	679	Ordinary Shares	£5.595
UKSA 109	1002350	Mr	Andrew	Edwin	Blight	Borlaze	Penwarth Coombe	Perranporth			Cornw	United Kingdom	TR6 0AZ	679	Ordinary Shares	£5.595

Date of Allotment : 03/03/06

Memo Number	PS ID	Name Prefix	First Name	Middle Name	Last Name	Address 1	Address 2	Address 3	Address 4	City	State	Country	Postal Code	No Of shares Allotted	Class Of Shares Alloted	Option price
UKSA 109	1003164	Mr	Ben	Michael John	Potts	Flat 19, 1 Bramshaw Rd,	London					United Kingdom	E9 5BD	339	Ordinary Shares	£5.595
UKSA 109	1000204	Ms	Lynsey	Marie	Williams	11 Stafford Close	Chafford Hundred	Grays			Essex	United Kingdom	RM16 6ND	1000	Ordinary Shares	£5.595
UKSA 109	1000204	Mr	Stuart		Williams	11 Stafford Close	Chafford Hundred	Grays			Essex	United Kingdom	RM16 6ND	697	Ordinary Shares	£5.595
UKSA 109	1001369	Mr	Robert	Matthew	Wells	108 Highland Road	Bromley				Kent	United Kingdom	BR1 4AD	339	Ordinary Shares	£5.595
UKSA 109	1001340	Mr	Michael	Henry	Walsh	103 The Lakes	Larkfield	Aylesford			Kent	United Kingdom	ME20 6SJ	849	Ordinary Shares	£5.595
UKSA 109	1001340	Ms	Nallan		Walsh	103 The Lakes	Larkfield	Aylesford			Kent	United Kingdom	ME20 6SJ	848	Ordinary Shares	£5.595
UKSA 109	1019001	Mr	Jonathan	Joseph	Waite	1 Karen Court	Blyth Road	Bromley			Kent	United Kingdom	BR1 3RZ	679	Ordinary Shares	£5.595
UKSA 109	1019617	Ms	Michelle		Ellis	Radier Farm Cottage	Chemin Du Radier	Grouville, Jersey, CI				Channel Islands	JE3 9DR	679	Ordinary Shares	£5.595
UKSA 109	1019220	Ms	Julie		Valbuena	3 Bradmore Way	Coulsdon				Surrey	United Kingdom	CR5 1PF	679	Ordinary Shares	£5.595
								TOTAL						73957		
ISSC 115A	1144854	Mr	Ka Hong		Chan	Room 2314 Lok Sam House	Lung Hang Estate	Shatin NT				Hong Kong		308	Ordinary Shares	£6.410
ISSC 115A	1000024	Mrs	Susan	Jane	Angle	Holly Lodge,	106 Shooters Hill Road	Blackheath	London			United Kingdom	SE3 8RL	479	Ordinary Shares	£6.410
								TOTAL						787		
ISSC 115	1000630	Mr	Nicholas	Peter	Hutton	Standard Chartered Bank	PO Box 597, Ross Road	Stanley				Falkland Islands		280	Ordinary Shares	£7.230
ISSC 115	1143400	Mr	John	Howard	Lorimer	1 Aldermanbury Square					Londo	United Kingdom	EC2V 7SB	2334	Ordinary Shares	£7.230
								TOTAL						2614		
ISSC 115A	1103851	Ms	Po Chun		Li	19G, Block 14,	Laguna City,	Kowloon				Hong Kong		135	Ordinary Shares	£7.430
ISSC 115A	1144854	Mr	Ka Hong		Chan	House	Lung Hang Estate	Shatin NT				Hong Kong		353	Ordinary Shares	£7.430
ISSC 115A	1000024	Mrs	Susan	Jane	Angle	Holly Lodge,	106 Shooters Hill Road	Blackheath	London			United Kingdom	SE3 8RL	107	Ordinary Shares	£7.430
								TOTAL						595		
								GRAND TOTAL						83791		

FILE 82-5188

Bulk List. 010353/60

BLUEPRINT 2000

363a

Please complete in typescript, or in bold black capitals.

CHFP010

Annual Return

Company Number 966425

Company Name in full Standard Chartered PLC

Date of this return
The information in this return is made up to

Day		Month		Year			
1	0	0	4	2	0	0	6

RECEIVED
2006 NOV 27 P 1:14
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Date of next return

If you wish to make your next return to a date earlier than the anniversary of this return please show the date here. Companies House will then send a form at the appropriate time.

Day Month Year

Registered Office
Show here the address at the date of **this return.**

1 ALDERMANBURY SQUARE

Any change of registered office must be notified on form 287.

Post town: LONDON

County / Region:

UK Postcode: EC2V 7SB

Principal business activities

Show trade classification code number(s) for the principal activity or activities.

6523

If the code number cannot be determined, give a brief description of principal activity.

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Form April 2002

Company No 966425

Register of members

If the register of members is not kept at the registered office, state here where it is kept.

Computershare Investor Services PLC, PO Box 82, The Pavilions, Bridgwater Road

Post town: Bristol

County / Region:

UK Postcode: BS99 7NH

Register of Debenture holders

If there is a register of debenture holders, or a duplicate of any such register or part of it, which is not kept at the registered office, state where it is kept.

1 ALDERMANBURY SQUARE

Post town: LONDON

County / Region:

UK Postcode: EC2V 7SB

Company type

Please tick the appropriate box

Public limited company	X
Private company limited by shares	
Private company limited by guarantee without share capital	
Private company limited by shares exempt under section 30	
Private company limited by guarantee exempt under section 30	
Private unlimited company with share capital	
Private unlimited company without share capital	

Company Secretary

Details of a new company secretary must be notified on form 288a.

(Please photocopy this area to provide details of joint secretaries).

* Voluntary details.

Name

* Style / Title:

Forename(s): Charles Bennett

Surname: Brown

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address. ☐

Address ††: The Old Library, High Street, Wrington

Post town: Bristol

County / Region:

UK Postcode: BS40 5QA

Country:

If a partnership give the names and addresses of the partners or the name of the partnership and office address.

Company No 966425

Directors

Please list directors in alphabetical order.

Details of new directors must be notified on form 288a

Name

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

* Style / Title	Sir
Date of birth (Day Month Year)	0 9 0 9 1 9 5 0
Forename(s)	Chung Kong
Surname	Chow
Address ††	Flat A, 26 F
Post town	Century Tower One
County / Region	No.1 Tregunter Path
UK Postcode	
Country	Hong Kong
Nationality	British
Business occupation	Director

* Voluntary details.

Name

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

* Style / Title	Mr
Date of birth (Day Month Year)	2 1 1 1 1 9 5 2
Forename(s)	Evan Mervyn
Surname	Davies
Address ††	1 Drayton Gardens
Post town	
County / Region	London
UK Postcode	SW10 9RY
Country	
Nationality	British
Business occupation	Director

BLUEPRINT

Company No 966425

Directors

Please list directors in alphabetical order.

Details of new directors must be notified on form 288a

Name

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

* Style / Title	Mr
Date of birth (Day Month Year)	16 04 1956
Forename(s)	Michael Bernard
Surname	DeNoma
Address ††	33 Beechwood Grove
Post town	
County / Region	
UK Postcode	
Country	Singapore 738102
Nationality	American
Business occupation	Director

* Voluntary details.

Name

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

* Style / Title	
Date of birth (Day Month Year)	04 11 1950
Forename(s)	James Frederick Trevor
Surname	Dundas
Address ††	16 Norland Square
Post town	London
County / Region	
UK Postcode	W11 4PX
Country	United Kingdom
Nationality	British
Business occupation	Company Director

BLUEPRINT 2000

Company No 966425

Directors

Please list directors in alphabetical order.

Details of new directors must be notified on form 288a

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

Name

* Style / Title	
Date of birth (Day Month Year)	14 05 1950
Forename(s)	Valerie Frances
Surname	Gooding
Address †† ☐	No 19 Bloomsbury Mansions, 13-16 Bedford Way
Post town	London
County / Region	
UK Postcode	WC1B 5ER
Country	United Kingdom
Nationality	British
Business occupation	Company Director

* Voluntary details.

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

Name

* Style / Title	Mr
Date of birth (Day Month Year)	24 08 1952
Forename(s)	KwonPing
Surname	Ho
Address †† ☐	36 King Albert Park
Post town	
County / Region	
UK Postcode	
Country	Singapore 598320
Nationality	Singaporean
Business occupation	Company Director/Executive Chairman

BLUEPRINT 2000

Company No 966425

Directors

Please list directors in alphabetical order.

Details of new directors must be notified on form 288a

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

Name

* Style / Title: Mr

Date of birth (Day Month Year): 13 03 1946

Forename(s): Rudolph Harold Peter

Surname: Markham

[X] **Address ††**: Unilever House, Blackfriars

Post town: London

County / Region:

UK Postcode: EC4P 4BQ

Country: UK

Nationality: British

Business occupation: Director

* Voluntary details.

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

Name

* Style / Title:

Date of birth (Day Month Year): 07 02 1953

Forename(s): Ruth

Surname: Markland

[ ] **Address ††**: Flat 4, 31/32 Ennismore Gardens

Post town: London

County / Region:

UK Postcode: SW7 1AE

Country: UK

Nationality: British

Business occupation: Company Director

BLUEPRINT 2000

Company No 966425

Directors

Please list directors in alphabetical order.

Details of new directors must be notified on form 288a

Name

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

* Style / Title	MR
Date of birth (Day Month Year)	12 03 1958
Forename(s)	Richard Henry
Surname	Meddings
Address ††	Downgate, Silverden Lane
Post town	Sandhurst
County / Region	Kent
UK Postcode	TN18 5NU
Country	
Nationality	British
Business occupation	Company Director

* Voluntary details.

Name

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

* Style / Title	Mr
Date of birth (Day Month Year)	22 04 1950
Forename(s)	Kaikhushru Shiavax
Surname	Nargolwala
Address ††	11 White House Park
Post town	
County / Region	
UK Postcode	
Country	Singapore 257630
Nationality	British
Business occupation	Banker

Company No 966425

Directors

Please list directors in alphabetical order.

Details of new directors must be notified on form 288a

Name

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

* Style / Title	Mr
Date of birth (Day Month Year)	23 06 1936
Forename(s)	Hugh Edward
Surname	Norton
Address †† ☐	Manor Farm, Caple Lane
Post town	Chew Stoke
County / Region	Bristol
UK Postcode	BS40 8YE
Country	
Nationality	British
Business occupation	Company Director

* Voluntary details.

Name

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

* Style / Title	
Date of birth (Day Month Year)	14 10 1940
Forename(s)	Bryan Kaye
Surname	Sanderson
Address †† ☐	40 Netherhall Gardens, Hampstead
Post town	London
County / Region	
UK Postcode	NW3 5TP
Country	
Nationality	British
Business occupation	Company Director

Company No 966425

Directors

Please list directors in alphabetical order.

Details of new directors must be notified on form 288a

Name

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

* Style / Title	Mr
Date of birth (Day Month Year)	08 01 1962
Forename(s)	Peter Alexander
Surname	Sands
Address ††	14 Highbury Terrace
Post town	London
County / Region	
UK Postcode	N5 1UP
Country	
Nationality	British
Business occupation	Finance Director

* Voluntary details.

Name

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

* Style / Title	
Date of birth (Day Month Year)	24 12 1944
Forename(s)	Paul David
Surname	Skinner
Address ††	11 Babmaes Street
Post town	London
County / Region	
UK Postcode	SW1Y 6HD
Country	United Kingdom
Nationality	British
Business occupation	Company Director

BLUEPRINT 2000

Company No 966425

Directors

Please list directors in alphabetical order.

Details of new directors must be notified on form 288a

Name

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

* Style / Title	
Date of birth (Day Month Year)	22 12 1941
Forename(s)	Oliver Henry James
Surname	Stocken
☐ Address ††	25c Marryat Road
Post town	London
County / Region	
UK Postcode	SW19 5BB
Country	United Kingdom
Nationality	British
Business occupation	Company Director

* Voluntary details.

Name

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

* Style / Title	
Date of birth (Day Month Year)	
Forename(s)	
Surname	
☐ Address ††	
Post town	
County / Region	
UK Postcode	
Country	
Nationality	
Business occupation	

BLUEPRINT 2000

coform

Issued share capital
Schedule to form 363a

CHFP010. **Company Number** 966425

Company Name in full Standard Chartered PLC

Currency US Dollar

Issued share capital

Enter details of all the shares in issue at the date of this return.

Class *(e.g. Ordinary/Preference)*	Number of shares issued	Aggregate Nominal Value *(i.e. Number of shares issued multiplied by nominal value per share, or total amount of stock)*
Ordinary Shares of US$0.50 each fully paid	1,320,071,537	660,035,768.50
Non Cumulative Pref. Shares of US$5 each (held	328,388	1,641,940.00
in bearer form)		
Totals	1,320,399,925	661,677,708.50

coform

Issued share capital
Schedule to form 363a

CHFP010.

Company Number 966425

Company Name in full Standard Chartered PLC

Currency Pounds Sterling

Issued share capital

Enter details of all the shares in issue at the date of this return.

Class (e.g. Ordinary/Preference)	Number of shares issued	Aggregate Nominal Value (i.e. Number of shares issued multiplied by nominal value per share, or total amount of stock)
7 3/8 Non Cumulative Pref. Shares of £1 each	96,035,000	96,035,000.00
8 1/4 Non Cumulative Pref. Shares of £1 each	99,250,000	99,250,000.00
Totals	195,285,000	195,285,000.00

Standard Chartered PLC

Group Structure April 2006

Company

- Standard Chartered PLC
  - St. Helens Nominees Limited
  - Stanchart Nominees Limited
  - Standard Chartered Finance (Jersey) Limited
  - Standard Chartered Finance BV
  - Standard Chartered Funding (Jersey) Limited
  - Standard Chartered Holdings Limited
    - Standard Chartered Bank
      - Amphissa Corporation Sdn Bhd
      - Banco Standard Chartered S.A.
        - Assets Management Corporation Colombia S.A.
        - Immobiliaria Extebandes S.L.
        - Sociedad Fiduciaria Extebandes S.A.
      - Chartered Insurance Services Limited
      - Clive Street Nominees Private Limited
      - Compass Estates Limited
        - Scott Compass Limited
      - Exonomy Limited
      - FinVentures UK Limited
      - IT-365 Malaysia Sdn Bhd
      - Manhattan Card Company Limited
      - Moneylink Limited
      - Mortgage Asset Receivables Securitisation (1) Limited
      - PT Bank Permata Tbk
      - PT Standard Chartered Securities Indonesia
      - SCB Securities Limited
      - SCMB Overseas Limited

Standard Chartered PLC

Group Structure April 2006

Company

- Standard Chartered Holdings (International) BV
  - Raffles Nominees (Pte) Limited
  - Smart Application Investment BV
  - Standard Chartered Bank SAL
  - Standard Chartered Finance (Brunei) Bhd
  - Standard Chartered Forex Corporation
  - Standard Chartered Holdings (Africa) BV
    - Standard Chartered Bank Botswana Limited
      - Standard Chartered Bank Botswana Insurance Agency (Pty) Ltd
      - Standard Chartered Bank Botswana Investment Services (Pty) Ltd
    - Standard Chartered Bank Cameroon SA
    - Standard Chartered Bank Cote d' Ivoire SA
    - Standard Chartered Bank Gambia Limited
    - Standard Chartered Bank Ghana Limited
    - Standard Chartered Bank Kenya Limited
      - Standard Chartered Financial Services Limited
        - Standard Chartered Management Services Limited
      - Standard Chartered Investment Services Limited
      - Standard Chartered Kenya Nominees Limited
        - Standard Chartered Financial Services Limited
        - Standard Chartered Investment Services Limited
    - Standard Chartered Bank Nigeria Limited
    - Standard Chartered Bank Sierra Leone Limited
      - Standard Chartered Sierra Leone Dependents Limited
    - Standard Chartered Bank Tanzania Limited
    - Standard Chartered Bank Uganda Limited

Standard Chartered PLC

Group Structure April 2006

Company

- Stanchart Forex Bureau Limited
- Standard Chartered Bank Zambia Plc
  - Standard Chartered Zambia Nominees Limited
- Standard Chartered Bank Zimbabwe Limited
  - Standard Chartered Nominees Zimbabwe Limited
- Standard Chartered Finance Uganda Limited

Standard Chartered Holdings (Asia Pacific) B.V.
- Price Solutions SDN BHD
  - Memylife SDN BHD
- Standard Chartered Bank Malaysia Berhad
  - Cartaban (Malaya) Nominees Sdn Bhd
  - Cartaban Nominees (Asing) Sdn Bhd
  - Cartaban Nominees (Tempatan) Sdn Bhd

Standard Chartered Holdings Inc.
- Standard Chartered Overseas Investment Inc.
- Standard Chartered Trade Services Corporation

Standard Chartered Investments Pty Limited
- SCBAL Limited

Standard Chartered MB Holdings BV
- Standard Chartered (2000) Limited
- Standard Chartered (Thailand) Company Limited
  - Thai Exclusive Leasing Company Limited
- Standard Chartered Asia Limited
  - Standard Chartered Private Equity Limited
    - Merlion India Corporate Services Private Limited
    - Merlion India Fund I Limited
    - Merlion India Fund II Limited

Standard Chartered PLC

Group Structure April 2006

Company

- Merlion India Fund III Limited
- Merlion India Managers Limited
- MMI Technoventures Pte Limited
- Standard Chartered Private Equity (Mauritius) II Limited
- Standard Chartered Private Equity (Mauritius) III Limited
- Standard Chartered Holding (Thailand) Company Limited
- Standard Chartered Metropolitan Holdings SAL
- Standard Chartered Offshore Limited
  - Standard Chartered (Jersey) Limited
    - SCB Nominees (CI) Limited
    - Standard Chartered Bank Nominees (Jersey) Limited
    - Standard Chartered Grindlays Investment Services Limited
- Westwood Limited
  - Chartered Corporate Services Singapore Limited
  - Standard Chartered Equitor Group Limited
  - Standard Chartered European Pacific Limited
- Scope International (M) Sdn Bhd
- Scope International Private Limited
- St Helen's Nominees India Private Limited
- Standard Chartered (1996) Limited
- Standard Chartered (GCT) Limited
  - Standard Chartered Leasing (UK) Limited
  - Standard Chartered Leasing (UK) 2 Limited
- Standard Chartered (Jersey) Holdings Limited
- Standard Chartered Asset Management Company Private Limited
- Standard Chartered Bank (Hong Kong) Limited

Standard Chartered PLC

Group Structure April 2006

Company

- Alpha View Investments Limited
- C.E.C. Finance Limited
- Debt Instrument Transaction Supervisory Company Limited
  - Creditor Company Limited
- Horsford Nominees Limited
  - Chartered Capital Corporation Limited
  - Standard Chartered Finance Limited
  - Standard Chartered International Trade Products Limited
  - Standard Chartered Nominees (Western Samoa) Limited
- Manhattan Mortgage Company Limited
- Ming Yiu Properties Limited
- Orient Delta Properties Limited
- SC Learning Limited
  - SC Learning Consulting (Shanghai) Co. Limited
  - SC Learning Pte Limited
- Standard Chartered APR Limited
- Standard Chartered Asset Consulting Services Company Limited
- Standard Chartered Investment Services Limited
- Standard Chartered Trade Support (HK) Limited

Standard Chartered Bank (Mauritius) Limited

Standard Chartered Bank (Thai) Public Company Limited

Standard Chartered Bank Representacao Limitada

Standard Chartered Bank Trustees & Executor Company (India) Private Limited

Standard Chartered Business Consultancy (Shenzhen) Limited

Standard Chartered Capital (Jersey) Limited

Standard Chartered Capital Management LLC

Standard Chartered Capital Markets Limited

Standard Chartered PLC

Group Structure April 2006

Company

- Standard Chartered Debt Trading Limited
  - The Bellamy Partnership
  - The Blaine Partnership
  - The Romaldo Partnership
- Standard Chartered Finance Limited
- Standard Chartered Financial Investments Limited
- Standard Chartered FURBS Trustee Limited
- Standard Chartered Global Liquidity Funds plc
- Standard Chartered Grindlays Limited
  - Standard Chartered Bank Nepal Limited
- Standard Chartered Insurance Broker Company Limited
- Standard Chartered Insurance Limited
- Standard Chartered Investments and Loans (India) Limited
- Standard Chartered Latin America B.V.
- Standard Chartered Lease Trustee Limited
- Standard Chartered Links (HK) Limited
  - Advantage Limited
    - PrimeCredit (Asia) Limited
      - Assini Investment Limited
        - Brightt Limited
        - Classical King Limited
      - Happy Island Limited
      - Mars Source Limited
      - New Group Investments Limited
    - PrimeCredit Limited
      - PrimeCredit Gerent Guarantee Limited

Standard Chartered PLC

Group Structure April 2006

Company

- Standard Chartered Marketing Service Company
- Standard Chartered Modaraba
- Standard Chartered Mortgage Finance Limited
- Standard Chartered NEA Limited
  - Standard Chartered First Bank Korea Limited
    - Korea First Data Systems Corporation Limited
- Standard Chartered Overseas Holdings Limited
  - Stanchart Leasing Limited
  - Standard Chartered Bank (Bahamas) Limited
  - Standard Chartered Capital Investments LLC
- Standard Chartered Portfolio Trading (UK) Limited
- Standard Chartered Private Equity (Mauritius) Limited
- Standard Chartered Receivables (UK) Limited
- Standard Chartered Securities Investment Consulting Company Limited
- Standard Chartered Services of Pakistan (Private) Limited
- Standard Chartered Sherwood (HK) Limited
- Standard Chartered Strategic Brand Management Limited
- Standard Chartered Trustee Company Private Limited
- Standard Chartered Trustees (UK) Limited
- Standard Chartered UK Holdings Limited
  - Chartered Financial Holdings Limited
    - Standard Chartered (SFD No.1) Limited
      - Standard Chartered (SFD No.2) Limited
        - CWB Capital Partners Limited
          - CWB Capital Partners (Nominees) Limited
            - CWB Capital Partners (Investments) Limited
    - Standard Chartered Equitor Limited

Standard Chartered PLC

Group Structure April 2006

Company

- Standard Chartered Equitor Global Asset Management Limited
- Standard Chartered International Trade Products Limited
- Standard Chartered (CT) PLC
- Standard Chartered Africa PLC
  - African Banking Corporation Limited
  - BWA Dependents Limited
  - Seychelles International Mercantile Banking Corporation Limited.
- Standard Chartered Export Finance Limited
- The C.B.I. Development Corporation Limited
  - Standard Chartered Investments Limited
- Standard Chartered UTI Securities Private Limited
- Standard Chartered Nominees Limited
- Standard Chartered Share Trustees Limited

Issued share capital

Enter details of all the shares in issue at the date of this return.

Class (e.g. Ordinary/Preference)	Number of shares issued	Aggregate Nominal Value (i.e. Number of shares issued multiplied by nominal value per share, or total amount of stock)
See attached schedules		
Totals		

List of past and present shareholders

(use attached schedule where appropriate)

A full list is required if one was not included with either of the last two returns.

	on paper	in another format
There were no changes in the period	☐	
A list of changes is enclosed	☐	☐
A full list of shareholders is enclosed	☐	☑

Certificate

I certify that the information given in this return is true to the best of my knowledge and belief.

Signed [signature] **Date** 05/05/06

† ~~a director~~ / secretary

† Please delete as appropriate.

When you have signed the return send it with the fee to the Registrar of Companies. Cheques should be made payable to **Companies House.**

This return includes 2 continuation sheets. *(enter number)*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GROUP CORPORATE SECRETARIAT, STANDARD CHARTERED PLC,
1 ALDERMANBURY SQUARE, LONDON,
EC2V 7SB Tel 020 7280 6119

DX number ______ DX exchange ______

coform

FORM ML8
CDROM X 2/FICHE

A

BULK LIST OF SHAREHOLDERS OR MEMBERS FOR COMPANY NUMBER - 966425

A BULK LIST OF SHAREHOLDERS OR MEMBERS FOR THIS COMPANY HAS BEEN LODGED BUT DOES NOT APPEAR ON THIS ANNUAL RETURN. THE LIST IS AVAILABLE ON MICROFICHE. TO OBTAIN A COPY ON MICROFICHE OR PAPER:

COMPANIES HOUSE DIRECT CUSTOMERS PHONE – 08457 573991

WEB CUSTOMERS PHONE – 0870 3333636
SEARCH ROOM CUSTOMERS – ASK AT THE COUNTER

FILE 82-5168

288b(ef)

Companies House
— for the record —

Termination of Appointment of a Director or Secretary

Company Name: **STANDARD CHARTERED PLC**

Company Number: **00966425**

Received for filing in Electronic Format on the: **09/05/2006**

Resignation Details

Position: **DIRECTOR** *Date of Resignation:* **04/05/2006**

Name: **KWON PING HO** *Date of Birth:* **24/08/1952**

Authorisation

Authoriser Designation: **SECRETARY** *Date Authorised:* **09/05/2006** *Authenticated:* **Yes (E/W)**

RECEIVED
2006 NOV 27 P 1:14
OFFICE OF INTERNATIONAL CORPORATE FINANCE

FILE 82-5188

Companies House
— for the record —

288c(ef)

Change in the details of a Director or Secretary

Company Name: **STANDARD CHARTERED PLC**

Company Number: **00966425**

Received for filing in Electronic Format on the: **02/05/2006**

Personal Details Prior to Change

Position: **DIRECTOR** *Date of Birth:* **14/05/1950**

Original Name: **VALERIE FRANCES GOODING**

New Details

Date of Change: **01/09/2005**

New Address: **NO 19 BLOOMSBURY MANSIONS**
13-16 BEDFORD WAY
LONDON WC1B 5ER

Authorisation

Authoriser Designation: **SECRETARY** *Date Authorised:* **02/05/2006** *Authenticated:* **Yes (E/W)**

FILE 82-5188

Companies House
for the record

88(2)
Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number	966425
Company name in full	Standard Chartered PLC

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	05	05	2006	05	05	2006

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	9098	266	1059
Nominal value of each share	US $0.50	US $0.50	US $0.50
Amount (if any) paid or due on each share *(including any share premium)*	559.5p	641 p	684 p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ — DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
For companies registered in Scotland

Form revised 10/03

Companies House
for the record

88(2)
Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number	966425
Company name in full	Standard Chartered PLC

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	05	05	2006	05	05	2006

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	109	89	
Nominal value of each share	US $0.50	US $0.50	
Amount (if any) paid or due on each share *(including any share premium)*	743 p	987 p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ — DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB
For companies registered in Scotland — DX 235 Edinburgh or LP - 4 Edinburgh 2

Form revised 10/03

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Address UK Postcode	Class of shares allotted Ordinary Ordinary Ordinary	Number allotted 9098 266 1059
Name Address UK Postcode	Class of shares allotted Ordinary Ordinary	Number allotted 109 89
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed V. Bamford Date 1 June 2006

DEPUTY

~~A director~~ / secretary / ~~administrator~~ / ~~administrative receiver~~ / ~~receiver manager~~ / ~~receiver~~ *Please delete as appropriate*

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Andy Aukland,Standard Chartered PLC	
1,Aldermanbury Square,	
London EC2V 7SB	Tel
DX number	DX exchange

Date of Allotment : 05/05/06

Memo Number	PS ID	Name Prefix	First Name	Middle Name	Last Name	Address 1	Address 2	Address 3	Address 4	City	State	Country	Postal Code	No Of shares Allotted	Class Of Shares Alloted	Option price
UKSA 117	1018795	Mrs	Isabelle		Veasey	104 Jervois Road						Singapore	249061	1697	Ordinary Shares	£5.595
ISSP 103			Bedell Cristin Trust			Post Box No 298	23-25 Broad Street	St Helier				Jersey	JE4 8TL	2153	Ordinary Shares	£5.595
ISSC 124	1103322	Ms	Sze Wan		Lau	Flat 7 , 33/F Block E	Sunshine City	Ma on Shan ,	NT , Hongkong			Hong Kong		1068	Ordinary Shares	£5.595
ISSC 124	1104178	Ms	Chor Fong		Lee	CBHK Shared Distribution	SC Tower	19/F				Hong Kong		601	Ordinary Shares	£5.595
ISSC 124	1008497	Ms	Nancy		Wulff	SCB Fema Branch	Ghana					Ghana		165	Ordinary Shares	£5.595
ISSC 124	1103217	Ms	Oi Chun		Chan	CBHK CR - CRO	SC Tower	30/F				Hong Kong		1697	Ordinary Shares	£5.595
ISSC 124	1123919	Mr	Raja		Raman	BLK -234A,#11-135	Serangoon Avenue - 2					Singapore	551234	1697	Ordinary Shares	£5.595
								TOTAL						**9098**		
ISSP 103A			Bedell Cristin Trust			Post Box No 298	23-25 Broad Street	St Helier				Jersey	JE4 8TL	266	Ordinary Shares	£6.410
								TOTAL						**266**		
ISSP 103A			Bedell Cristin Trust			Post Box No 298	23-25 Broad Street	St Helier				Jersey	JE4 8TL	1059	Ordinary Shares	£6.840
								TOTAL						**1059**		
ISSP 103A			Bedell Cristin Trust			Post Box No 298	23-25 Broad Street	St Helier				Jersey	JE4 8TL	109	Ordinary Shares	£7.430
								TOTAL						**109**		
ISSP 103A			Bedell Cristin Trust			Post Box No 298	23-25 Broad Street	St Helier				Jersey	JE4 8TL	89	Ordinary Shares	£9.870
								TOTAL						**89**		
								GRAND TOTAL						**10621**		

FILE! 82-5188

Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 966425

Company name in full Standard Chartered PLC

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	07	04	2006	07	04	2006

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	11813	1158	
Nominal value of each share	US $0.50	US $0.50	
Amount (if any) paid or due on each share *(including any share premium)*	559.5p	690.5p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ *DX 33050 Cardiff*
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB
For companies registered in Scotland
DX 235 Edinburgh
or LP - 4 Edinburgh 2

Form revised 10/03

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name	Class of shares allotted	Number allotted
Address	Ordinary	11813
	Ordinary	1158
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed V. Bamford Date 5 May 2006

A ~~director~~ deputy / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be *visible to searchers of the public record.*

Andy Aukland,Standard Chartered PLC	
1,Aldermanbury Square,	
London EC2V 7SB	Tel
DX number	*DX exchange*

Date of Allotment : 07/04/06

Memo Number	PS ID	Name Prefix	First Name	Middle Name	Last Name	Address 1	Address 2	Address 3	Address 4	City	State	Country	Postal Code	No Of shares Allotted	Class Of Shares Alloted	Option price
ISSC 120	1103979	Mr	Cheuk Hing		Lau	Flat A 2/F San Loong House	25,Tung Yan Street	Kwon Tong	Kowloon			Hongkong		1080	Ordinary Shares	£5.595
ISSC 120	1101609	Ms	Wai Ling		Lee	CB HK NTW 828 CSW Road	Cheung Sha Wan #828(329)					Hongkong		1023	Ordinary Shares	£5.595
ISSC 120	1101624	Mr	Ka Wai		Leung	CB HK NTW 828 CSW Road	Cheung Sha Wan #828(329)					Hongkong		1137	Ordinary Shares	£5.595
ISSC 120	1101886	Ms	Suk Fun		Leung	CRSD WBO Mgmt	SC Tower 15/F					Hongkong		479	Ordinary Shares	£5.595
ISSC 120	1104464	Ms	Oi Kuen		Choi	CBHK KLE Kwun Tong	KWUN TONG(407)					Hongkong		1697	Ordinary Shares	£5.595
ISSC 120	1132502	Mr	William	Chun Kit	Or	System Development Support	SC Tower	10/F				Hongkong		1697	Ordinary Shares	£5.595
ISSC 120	1160880	Mr	John Xiao Jun		Peng	Consumer Banking Group	51,Bras Basah Road	#05-00 Plaza By the Park				Singapore	189554	568	Ordinary Shares	£5.595
ISSC 120	1153069	Ms	Bramma Surya		Ramaloo	LEI - 6 Ist Floor	Enterprise 4 Technology Park	Bukit Jalil				Malaysia		58	Ordinary Shares	£5.595
ISSC 120	1160306	Ms	Sa'diah		Baharum	Trade Malaysia	Technology Park Malaysia					Malaysia Scope		350	Ordinary Shares	£5.595
ISSC 120	1160469	Ms	Siti Mastura		Mohd Mokhta	Account Services	Technology Park Malaysia					Malaysia Scope		70	Ordinary Shares	£5.595
ISSP 099			Bedell Cristin Trust			Post Box No 298	23-25 Broad Street	St Helier				Jersey	JE4 8TL	3315	Ordinary Shares	£5.595
UKSA 114	1018693	Ms	Claire	Louise	Vos	52b Sumatra Road	West Hampstead	London			Greater	United Kingdo	NW6 1PR	339	Ordinary Shares	£5.595
								TOTAL						11813		
Restricted Shares	1018239	Mr	Robert		Barton	The Glade	Rue Du Champ Du Rey	St Martin	Jersey			Jersey	JE36DE	1158	Ordinary Shares	£6.905
								TOTAL						1158		
								GRAND TOTAL						12971		

FILE 82-5188

Company No: 966425

THE COMPANIES ACT 1985

PUBLIC COMPANY LIMITED BY SHARES

RESOLUTIONS

OF

STANDARD CHARTERED PLC

At the Annual General Meeting of the above-named Company held on 4 May 2006 the following resolutions were duly passed:

ORDINARY RESOLUTIONS (RESOLUTIONS 1 - 14)

1. To receive the annual report for the year ended 31 December 2005.

2. To declare a final dividend of 45.06 US cents per ordinary share for the year ended 31 December 2005.

3. To approve the directors' remuneration report for the year ended 31 December 2005, as set out on pages 49 to 61 of the annual report and on pages 39 to 51 of the annual review.

4. To re-elect Mr E M Davies, an executive director retiring by rotation.

5. To re-elect Mr M B DeNoma, an executive director retiring by rotation.

6. To re-elect Mr P A Sands, an executive director retiring by rotation.

7. To re-elect Sir CK Chow, a non-executive director retiring by rotation.

8. To re-elect Mr R H P Markham, a non-executive director retiring by rotation.

9. To re-elect Mr H E Norton, a non-executive director retiring by rotation.

10. To re-elect Mr B K Sanderson, the Group Chairman, a director retiring by rotation.

11. That KPMG Audit Plc be re-appointed as Auditor to the Company to hold office until the end of next year's annual general meeting.

12. That the Board be authorised to set the Auditor's fees.

13. That the Board be authorised, generally and without conditions, to allot relevant securities (as defined in the Companies Act 1985), such authority to be limited to:

(a) *the allotment (otherwise than under (b) or (c) below) of relevant* securities up to a total nominal value of US$131,986,987 (being not greater than 20 per cent of the issued ordinary share capital of the Company as at the date of this resolution);

(b) the allotment (when combined with any allotment made under (a) above) of relevant securities up to a total nominal value of US$219,978,312 in connection with:

(i) an offer of relevant securities open for a period decided on by the Board:

(A) to ordinary shareholders on the register on a particular date (excluding any holder holding shares as treasury shares), in proportion (as nearly as may be) to their existing holdings (ignoring for this purpose both any holder holding shares as treasury shares and the treasury shares held by him); and

(B) to people who are registered on a particular date as holders of other classes of equity securities (excluding any holder holding shares as treasury shares), if this is required by the rights of those securities or, if the Board considers it appropriate, as permitted by the rights of those securities,

and so that the Board may impose any limits or restrictions and make any arrangements which it considers necessary or appropriate to deal with fractional entitlements, legal, regulatory or practical problems in, or under the laws of, any territory or any other matter; and

(ii) a scrip dividend scheme or similar arrangement implemented in accordance with the articles of association of the Company;

(c) the allotment of relevant securities pursuant to the terms of any existing share scheme of the Company or any of its subsidiary undertakings adopted prior to the date of this meeting,

such authorities to apply for the period of 4 May 2006 until the earlier of the end of next year's annual general meeting and 3 August 2007 unless previously cancelled or varied by the Company in general meeting, but, in each such case, so that the Company may make offers and enter into agreements during the relevant period which would, or might, require relevant securities to be allotted after the authority ends and the Board may allot relevant securities under any such offer or agreement, as if the authority had not ended.

14. That the authority granted to the Board to allot relevant securities up to a total nominal value of US$131,986,987 pursuant to paragraph (a) of resolution 13 set out above be extended by the addition of such number of ordinary shares of US$0.50 each representing the nominal amount of the Company's share capital repurchased by the Company under the authority granted pursuant to resolution 16 set out below.

SPECIAL RESOLUTIONS (RESOLUTIONS 15, 16 AND 17)

15. That if resolution 13 is passed as an ordinary resolution, the Board be given power to allot equity securities (as defined in the Companies Act 1985) for cash under the authority given by that resolution and/or where the allotment constitutes an allotment of equity securities by virtue of section 94(3A) of the Companies Act 1985, free of the restriction in section 89(1) of the Companies Act 1985, such power to be limited to:

    (a) the allotment of equity securities in connection with an offer of equity securities open for a period decided on by the Board:

        (i) to ordinary shareholders on the register on a particular date (excluding any holder holding shares as treasury shares), in proportion (as nearly as may be) to their existing holdings (ignoring for this purpose both any holder holding shares as treasury shares and the treasury shares held by him); and

        (ii) to people who are registered on a particular date as holders of other classes of equity securities (excluding any holder holding shares as treasury shares), if this is required by the rights of those securities or, if the Board considers it appropriate, as permitted by the rights of those securities,

    and so that the Board may impose any limits or restrictions and make any arrangements which it considers necessary or appropriate to deal with fractional entitlements, legal, regulatory or practical problems in, or under the laws of, any territory or any other matter; and

(b) the allotment (otherwise than under (a) above) of equity securities up to a total nominal value of US$32,996,746,

such power to apply from 4 May 2006 until the earlier of the end of next year's annual general meeting and 3 August 2007 unless previously cancelled or varied by the Company in general meeting, but during this period the Company may make offers, and enter into agreements, which would, or might, require equity securities to be allotted after the power ends and the Board may allot equity securities under any such offer or agreement as if the power had not ended.

16. That the Company be authorised, generally and without conditions, to make market purchases (as defined in the Companies Act 1985) of its ordinary shares of US$0.50 each provided that:

(a) the Company does not purchase more than 131,986,987 shares under this authority;

(b) the Company does not pay less for each share (before expenses) than US$0.50 (or the equivalent in the currency in which the purchase is made, calculated by reference to a spot exchange rate for the purchase of US dollars with such other currency as displayed on the appropriate page of the Reuters screen at or around 11.00am (London time) on the business day before the day the Company agrees to buy the shares); and

(c) the Company does not pay more for each share (before expenses) than the higher of (i) 5 per cent over the average of the middle market prices of the ordinary shares according to the Daily Official List of the London Stock Exchange for the five business days immediately before the date on which the Company agrees to buy the shares, and (ii) the price stipulated by Article 5(1) of the Buy-back and Stabilisation Regulation (EC No. 2273/2003),

such authority to apply from 4 May 2006 until the earlier of the end of next year's annual general meeting and 3 August 2007 unless previously cancelled or varied by the Company in general meeting, but during this period the Company may agree to purchase shares where the purchase may not be completed (fully or partly) until after the authority ends and may make a purchase of ordinary shares in accordance with any such agreement as if the authority had not ended.

17. That the Company be authorised, generally and without conditions, to make market purchases (as defined in the Companies Act 1985) of up to 328,388 dollar preference shares and up to 195,285,000 sterling preference shares provided that:

(a) the Company does not pay less for each share (before expenses) than the nominal value of the share (or the equivalent in the currency in which the purchase is made, calculated by reference to the spot exchange rate for the purchase of the currency in which the relevant share is denominated with such other currency as displayed on the appropriate page of the Reuters screen at or around 11.00am (London time) on the business day before the day the Company agrees to buy the shares); and

(b) the Company does not pay more:

(i) for each sterling preference share (before expenses) than 25 per cent over the average of the middle market prices of such shares according to the Daily Official List of the London Stock Exchange for the ten business days immediately before the date on which the Company agrees to buy the shares; and

(ii) for each dollar preference share (before expenses) than 25 per cent over the average of the middle market prices of such shares according to the Daily Official List of the London Stock Exchange for the ten business days immediately before the date on which the Company agrees to buy the shares,

such authority to apply from 4 May 2006 until the earlier of the end of next year's annual general meeting and 3 August 2007 unless previously cancelled or varied by the Company in general meeting, but during this period the Company may agree to purchase shares where the purchase may not be completed (fully or partly) until after the authority ends and may make a purchase of shares in accordance with any such agreement as if the authority had not ended.

ORDINARY RESOLUTIONS (RESOLUTIONS 18 - 21)

18. That in accordance with section 347C of the Companies Act 1985, as amended, the Company be authorised to make donations to EU political organisations and/or incur EU political expenditure (as such terms are defined under section 347A of the Companies Act 1985, as amended) provided that:

(a) (i) such donations to EU political organisations shall not (when aggregated with any donations to EU political organisations made by Standard Chartered Bank in the relevant period) in total exceed the sum of £100,000 (or the equivalent in one or more other currencies translated at such rate(s) as the directors of the Company shall consider appropriate); and

(ii) such EU political expenditure shall not (when aggregated with any EU political expenditure incurred by Standard Chartered Bank in the relevant period) in total exceed the sum of £100,000 (or the equivalent in one or more other currencies translated at such rate(s) as the directors of the Company shall consider appropriate);

(b) such authority shall expire on the earlier of the end of the next year's annual general meeting and 3 August 2007, unless previously renewed, revoked or varied by the Company in general meeting; and

(c) the Company may enter into a contract or undertaking under this authority before its expiry which would or might be performed wholly or partly after its expiry and may make donations to political organisations and/or incur EU political expenditure pursuant to such contract or undertaking.

19. That in accordance with section 347D of the Companies Act 1985, as amended, Standard Chartered Bank be authorised to make donations to EU political organisations and/or incur EU political expenditure (as such terms are defined under section 347A of the Companies Act 1985, as amended) provided that:

(a) (i) such donations to EU political organisations shall not (when aggregated with any donations to EU political organisations made by the Company in the relevant period) in total exceed the sum of £100,000 (or the equivalent in one or more other currencies translated at such rate(s) as the directors of the Company shall consider appropriate); and

(ii) such EU political expenditure shall not (when aggregated with any EU political expenditure incurred by the Company in the relevant period) in total exceed the sum of £100,000 (or the equivalent in one or more other currencies translated at such rate(s) as the directors of the Company shall consider appropriate);

(b) such authority shall expire on the earlier of the end of the next year's annual general meeting and 3 August 2007, unless previously renewed, revoked or varied by the Company in general meeting; and

(c) Standard Chartered Bank may enter into a contract or undertaking under this authority before its expiry which would or might be performed wholly or partly after its expiry and may make donations to political organisations and/or incur EU political expenditure pursuant to such contract or undertaking.

20. That the rules of the Standard Chartered 2001 Performance Share Plan be amended to reflect the changes described on pages 3 and 4 of the Chairman's letter to shareholders dated 27 March 2006, page 15 in the explanatory notes and in the Appendix on pages 16 to 18 of the Notice of Annual General Meeting 2006 dated 27 March 2006 and that the Board (or any duly authorised committee of the Board) be authorised to do anything which it considers necessary or desirable to give effect to these changes.

21. That the Standard Chartered 2006 Restricted Share Scheme, the principal features of which are summarised on pages 3 and 4 of the Chairman's letter to shareholders dated 27 March 2006, page 15 in the explanatory notes and in the Appendix on pages 16 to 18 of the Notice of Annual General Meeting 2006 dated 27 March 2006 be approved and adopted and that the Board (or duly authorised committee of the Board) be authorised to do anything which it considers necessary or desirable to carry the same into effect and to make such changes as it may consider appropriate for that purpose.

J. Bamford

J Bamford
Deputy Group Secretary

K:\secretar\AGM\AGM 2006\Documents\Co House resolutions for 2006 AGM.doc

Appendix

Summary of the Standard Chartered 2001 Performance Share Plan (the "PSP") and the Standard Chartered 2006 Restricted Share Scheme (the "RSS"), collectively referred to as the "Plans"

A. Common features of the Plans

(i) **Administration**

The Plans operate through the Standard Chartered 1995 Employee Share Ownership Plan (the "ESOP"). As the executive directors and the Chairman are within the class of beneficiary of the ESOP, they are deemed to have an interest in the shares held in the ESOP.

(ii) **Eligibility**

The Company's Employee Share Schemes Committee ("ESSC") may invite any employee of the Company or any of its subsidiaries (together the "Group") to participate.

(iii) **Awards**

An award may take the form of a conditional right or a nil price option to acquire a specified maximum number of ordinary shares at no cost to the participant. However, for US tax reasons, an award made to a US taxpayer must take the form of a conditional right to acquire shares. Awards are subject to the limits in paragraph (v) and the individual limits under each Plan set out in sections B (ii) and C (ii) below. PSP awards are also subject to the performance conditions in section B (i) below. RSS awards are not subject to performance conditions.

Awards are normally made during the six weeks following the approval of the Plans by shareholders and otherwise during the period of six weeks from the announcement by the Company of its interim or final results for any financial year (and at other times in exceptional circumstances). No awards may be made more than ten years after the Plans are adopted. Awards are personal to the participant and, except on the death of a participant, may not be transferred.

(iv) **Exercise of Awards**

Participants may normally exercise PSP awards between three and ten years after the date of grant to the extent that the performance conditions have been met.

Participants may normally exercise 50 per cent of RSS awards between two and seven years after the date of grant and the remaining 50 per cent between three and seven years after the date of grant.

Normally, a participant must remain employed by the Group in order to receive their shares. Awards under the RSS will lapse if the participant is adjudged bankrupt. However, in respect of PSP awards, if their employment ceases in certain specified circumstances, such as ill-health, injury, disability, retirement at normal contractual retirement age, redundancy, the sale of the relevant employing company or the transfer of the business in which the participant is employed, they will normally only receive a time apportioned number of shares and to the extent that any applicable performance conditions are met. If a participant ceases employment for any other reason, their awards will normally lapse, unless the Board Remuneration Committee ("BRC") decides otherwise.

If a participant dies, their personal representative may receive a time apportioned number of shares and, where relevant, the performance conditions may be waived at the discretion of the Committee.

(v) **Limits of the Plans**

The ESOP may subscribe for or purchase shares for the Plans. However, the Board may not issue shares to the ESOP at a price less than the higher of (i) the average of the middle market quotation for a share on the Daily Official List of the London Stock Exchange on the dealing day (or the average for the five dealing days) before they are issued or (ii) (if an option is granted to the ESOP to subscribe for shares), the average of the middle market quotation for a share on the Daily Official List of the London Stock Exchange on the dealing day (or the average for the five dealing days) before the grant of the option. In addition, the following limits, which are consistent with those contained in the other schemes operated by the Group, apply to the Plans:

(a) in any ten year period, the number of shares which may be issued or awarded under either of the Plans and any discretionary share scheme established by the Company may not exceed 5 per cent of the issued share capital of the Company from time to time; and

(b) in any ten year period, the number of shares which may be issued or awarded under either of the Plans and any employee share scheme established by the Company may not exceed 10 per cent of the issued share capital of the Company from time to time.

(c) pursuant to the terms of a waiver from strict compliance with the relevant requirements of the Hong Kong Listing Rules the total number of shares which may be issued or awarded under either of the Plans and any employees share schemes established by the Company may not in aggregate exceed 10 per cent of the share capital from time to time.

It is not considered feasible or appropriate to disclose the value of all options that can be granted under the scheme as the limits set out above do not apply to any one plan in isolation.

(vi) **Change of control**

If there is a change of control, scheme of arrangement, reconstruction or amalgamation or winding-up of the Company, participants may receive their shares subject to the consent of the BRC, taking into account, in respect of PSP awards only, the extent to which the performance conditions have been satisfied at that time and, in respect of both Plans, the time that has passed since the award was made and any other relevant criteria.

(vii) **Pension rights**
Awards of shares under the Plans will not form part of pensionable earnings.

(viii) **Variation in share capital**
If the share capital of the Company is varied, the ESSC may adjust the number of shares which a participant may acquire and, where relevant, the performance conditions to which an award is subject.

(ix) **Amendments**
The ESSC may amend the Plans at any time. However, the prior approval of the Company in general meeting will be required for amendments to the advantage of participants relating to eligibility, individual and overall limits, rights to exercise awards and variations of capital except for minor amendments to benefit the administration of the Plans, to take account of any changes in legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment for participants or for any member of the Group.

However, subject to shareholder approval at the AGM in the case of the RSS, the Plans permit the adoption, without further shareholder approval, of corresponding schemes for the benefit of non-UK employees of the Group.

(x) **Cash equivalent**
Following the exercise of an award, the ESSC may decide that in lieu of a right to receive ordinary shares, a participant shall be paid a cash sum equivalent to the market value of the ordinary shares at that time.

The cash equivalent provisions are intended to be operated in those jurisdictions where, due to securities laws or other regulatory issues, there are difficulties in allotting shares to participants.

B. Key features of the PSP

(i) **Performance conditions**
The BRC sets appropriate performance conditions each time that awards are made under the PSP. The conditions that apply to the awards are disclosed in the Company's Annual Report for the year concerned.

The BRC may amend the performance conditions which apply to any award if the amended condition would provide a more appropriate measure of performance, as long as the amended condition would be no less demanding to satisfy. In particular, the BRC may increase the earnings per share ("EPS") growth targets if inflation rises significantly.

Current conditions
All awards made under the PSP to date have been subject to the following performance conditions:

First, the Company's total shareholder return ("TSR") is compared to that of a group of other major UK and international banks (the "Comparator Group") over a period of three years. The Comparator Group currently comprises ABN Amro, Bank of America, Bank of East Asia, Barclays, Citigroup, DBS Group, Deutsche Bank, HBOS, HSBC, JP Morgan Chase, Lloyds TSB, Overseas Chinese Banking Corporation, RBS Group and United Overseas Bank.

If the Company's TSR performance is equal to that of the median ranking company in the Comparator Group, participants may exercise 20 per cent of their award. They are not able to exercise any of their award if the Company's TSR is below that of the median ranking company. They are able to exercise 50 per cent of their award if the Company's TSR performance is equal to or greater than that of the Company ranked fourth in terms of TSR performance. The proportion of any award which they may exercise for TSR ranking between these points is calculated on a straight line basis.

Secondly, awards are subject to the following EPS growth targets applied over the same three year performance period. Participants are not able to exercise their award unless the Company's EPS has increased by at least 15 per cent, when they may exercise 20 per cent of the award. They may exercise 50 per cent of their award if the Company's EPS has increased by at least 30 per cent. The proportion of the award which they may exercise for EPS growth between 15 per cent and 30 per cent is calculated on a straight line basis.

Future conditions
The following amendments are to be made to the performance conditions attached to future awards under the PSP. All other aspects of the performance conditions will remain unchanged.

If the Company's TSR performance is equal to that of the median ranking company, participants may exercise 15 per cent of their award. They will be able to exercise 50 per cent of their award if the Company's TSR performance is equal to or greater than that of the Company ranked third in terms of TSR performance. The proportion of any award which they may exercise for TSR ranking between these points will be calculated on a straight line basis.

Further, if the Company's EPS has increased by 15 per cent over the three year performance period, participants may only exercise 15 per cent of their award rather than 20 per cent as is currently the case. If the Company's EPS has increased by at least 30 per cent, 50 per cent of their award is exercisable with the proportion of the award which they may exercise for EPS growth between 15 per cent and 30 per cent calculated on a straight line basis.

(ii) **Individual limits**
Current limit
The value of shares awarded under the PSP in any financial year to any individual may not exceed 200 per cent of their annual base salary, or such lesser percentage as may be set for any individual or class of participants.

FILE 82-5188

Companies House — for the record —

Bulk List. cd.

RECEIVED 2006 NOV 27 P [illegible]
OFFICE OF INTERNATIONAL CORPORATE FINANCE

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number	966425
Company name in full	Standard Chartered PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	12	05	2006			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	9960348		
Nominal value of each share	$0.50		
Amount (if any) paid or due on each share *(including any share premium)*	US24.77885	or £14.2760	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

COMPANIES HOUSE 18/05/2006

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: See attached list Address: UK Postcode	Class of shares allotted: Ordinary	Number allotted: 9960348
Name: Address: UK Postcode	Class of shares allotted	Number allotted
Name: Address: UK Postcode	Class of shares allotted	Number allotted
Name: Address: UK Postcode	Class of shares allotted	Number allotted
Name: Address: UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form: 4

Signed: V. Cantó [signature] Date: 16 May 2006

A ~~director / secretary / administrator / administrative receiver / receiver manager / receiver~~ DEPUTY GROUP SECRETARY

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

ms J Turner, Computershare Investor Services PLC, PO Box 82, Bristol BS99 7NH Tel 0870 7020003x18/26

DX number DX exchange

LIST OF
RETURN OF ALLOTMENTS

Standard Chartered Plc
Scrip Dividend payable 12 May 2006

Name	Adjustments
Ordinary – Sterling Allottees	9,437,108
Ordinary – US Dollar Allottees	316,389
Ordinary – Hong Kong Dollar Allottees	3,453
J.P.Morgan Securities Ltd<JPCREPON>, 60 Victoria Embankment, London EC4Y 0JP	432
Computershare Company Nominees Limited, Registrars Department, PO Box 82, The Pavilions, Bridgwater Road, Bristol BS99 7NH	12,618
HHH Hong Kong Control, C/O Computershare Investor Services, SSC4 The Pavilions, Bridgwater Road, Bristol BS99 7NH	190,348
Total Number of New Shares Allotted	9,960,348

```
COMPUTERSHARE INVESTOR SERVICES PLC                         Run/Sess/Date [illegible]
STANDARD CHARTERED PLC/STC
SCRIP Enquiry   REGISTER
Key  JP   MORGANSEC [illegible] JPCREP [illegible]   Type  COY PC  EC4Y 0JP
     JP MORGAN SECURITIES LTD  <JPCREPON>
Reg Certificate  Date   Type Run/   Tran   Units   Other Holder
          ORD/Ordinary Shares of [illegible]                    (Cont'd)
[illegible] 120508 CRSDP [illegible]                 432.000000
```

```
COMPUTERSHARE INVESTOR SERVICES PLC                         Run/Sess/Date [illegible]
STANDARD CHARTERED PLC/STC
SCRIP Enquiry   REGISTER
Key  COMPUTERSHARECONOMLTD   Rid [illegible] 0010006009  Type  BNK PC  BS99 7NH
     COMPUTERSHARE COMPANY NOMINEES   LIMITED
Reg Certificate  Date   Type Run/   Tran   Units   Other Holder
          ORD/Ordinary Shares of [illegible]                    (Cont'd)
     [illegible] 0506 CRSDP [illegible]             12618.000000
```

```
COMPUTERSHARE INVESTOR SERVICES PLC                         Run/Sess/Date [illegible]
STANDARD CHARTERED PLC/STC
SCRIP Enquiry   REGISTER
Key  CONTROL [illegible] HHH HONG KONG [illegible]   Type  CND PC  BS99 7NH
     HHH HONG KONG CONTROL          C/O COMPUTERSHARE INVESTOR SERVICES
Reg Certificate  Date   Type Run/   Tran   Units   Other Holder
          ORD/Ordinary Shares of US$0.50                        (Cont'd)
     [illegible] 120508 ADJIN [illegible]           190348.000000
```

Sterling

16 UPPER KOLOLO TERRACE
KAMPALA
UGANDA

0C0072871316	MR SANJEEV DHAND 1837 WATSON ROAD ABINGTON P A 19001 USA	SD058011	4
0C0072138600	MR JOHN MARK DOVEY	SD058012	34

HOLDER ID NAME AND ADDRESS CERTIFICATE AMOUNT

P O BOX 3205
RIVONIQ
2128
SOUTH AFRICA

HOLDER ID NAME AND ADDRESS CERTIFICATE AMOUNT

TOTAL NO OF HOLDERS AND AMOUNT ISSUED -

	- CERTIFICATED	5800	182335
0	- CREST	448	9254773
0	- GRAND TOTAL	6248	9437108

```
1RUN:1823  DATE:12/05/06       ***      A L L O T M E N T   R E T U R N       ***    [DIP050 20:39 28/04/2006  PAGE:    1]
STANDARD CHARTERED PLC/STC                                                CSB/COMPUTERSHARE INVESTOR SERVICES PLC

FIN ORD73 RD10/3/06 PD12/5/06 10012482        SECURITY: OR1 ORDINARY SHARES OF US$0.50

HOLDER ID   NAME AND ADDRESS               CERTIFICATE        AMOUNT

C0072986415 A HONE AND SONS LIMITED DIRECTORS      SD052213           7
        PENSION SCHEME
        DOWNS HOUSE
        SUTTON
        WEST SUSSEX
        RH20 1PS
0G0035453920 ABBEY NATIONAL TREASURY SERVICES      CREST           7303
        PLC <ABBEY>
        ABBEY NATIONAL HOUSE
        2 TRITON SQUARE
        REGENT'S PLACE
        LONDON
        NW1 3AN
0G0036764741 ABBEY NATIONAL TREASURY SERVICES      CREST           5465
        PLC <ANTSOH>
        ABBEY NATIONAL HOUSE
        2 TRITON SQUARE
        REGENT'S PLACE
        LONDON
        NW1 3AN
0C0073297653 MRS AMANDA JULIE ABBOTT         SD052214           4
        384 OLDFIELD ROAD
        ALTRINCHAM
        CHESHIRE
        WA14 4QT0C0072622553 MR CHARLES NANA OFORI          SD058010           18
```

US Dollars.

	SINGAPORE 289048		
0C0073274067	DR MOOLAMANIL THOMAS RUNYAGEN 8/9 141 48 HUDDINGE SWEDEN	SD058042	1
0C0073287239	MR DAVID DACOSTA CUTTING P O BOX 1739 HUNTINGTON NEW YORK 11743-0896 USA	SD058043	6
0C0072202104	MRS GLADYS IRIS KEY 120 E HARTSDALE AVENUE APT 3H HARTSDALE NEW YORK 10530 USA	SD058044	21
0C0073293932	MISS KATRINA BOYD 35 TAMBOURINE BAY ROAD LANE COVE NEW SOUTH WALES AUSTRALIA 2066	SD058045	5

FIN ORD73 RD10/3/06 PD12/5/06 10012482 SECURITY: OR1 ORDINARY SHARES OF US$0.50

HOLDER ID NAME AND ADDRESS CERTIFICATE AMOUNT

TOTAL NO OF HOLDERS AND AMOUNT ISSUED -

	- CERTIFICATED	26	1579
0	- CREST	21	314810
0	- GRAND TOTAL	47	316389

HK Dollar.

0C0073291073 MR GURCHARAN SINGH KADAN SD058018 39
C/O STANDARD CHARTERED BANK
10TH FLOOR
STANDARD CHARTERED BANK BUILDING
4-4A DES VEOUX ROAD
CENTRAL HONG KONG

..

0C0073294268 MR GURCHARAN SINGH KADAN SD058019 28
STANDARD CHARTERED BANK
10TH FLOOR STANDARD CHARTERED BANK
4-4A DES VEOUX ROAD
CENTRAL
HONG KONG

FIN ORD73 RD10/3/06 PD12/5/06 10012482 SECURITY: OR1 ORDINARY SHARES OF US$0.50

HOLDER ID NAME AND ADDRESS CERTIFICATE AMOUNT

..

FIN ORD73 RD10/3/06 PD12/5/06 10012482 SECURITY: OR1 ORDINARY SHARES OF US$0.50

HOLDER ID NAME AND ADDRESS CERTIFICATE AMOUNT

TOTAL NO OF HOLDERS AND AMOUNT ISSUED -

	- CERTIFICATED	7	203
0	- CREST	1	3250
0	- GRAND TOTAL	8	3453

FORM ML8/1 CDROM/FICHE

A

BULK LIST OF ALLOTMENT OF SHARES FOR COMPANY NUMBER – 966425

A BULK LIST OF ALLOTMENTS FOR THIS COMPANY HAS BEEN LODGED BUT DOES NOT APPEAR ON THIS DOCUMENT. THE LIST IS AVAILABLE ON MICROFICHE. TO OBTAIN A COPY ON MICROFICHE OR PAPER:

COMPANIES HOUSE DIRECT CUSTOMERS PHONE – 08457 573991

WEB CUSTOMERS PHONE – 0870 3333636

SEARCH ROOM CUSTOMERS – ASK AT THE COUNTER

FILE 82-5188

Companies House
for the record

RECEIVED
2006 NOV 27 P 1:14
OFFICE OF INTERNATIONAL CORPORATE FINANCE

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	966425
Company name in full	Standard Chartered PLC

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	12	05	2006	12	05	2006

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	18930	111	60
Nominal value of each share	US $0.50	US $0.50	US $0.50
Amount (if any) paid or due on each share *(including any share premium)*	559.5 p	684 p	743 p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

ge

C(

Form...

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ — DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
For companies registered in Scotland

FILE 82-5188

Companies House
for the record

RECEIVED
2006 NOV 27 P 1:14
OFFICE OF INTERNATIONAL CORPORATE FINANCE

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 966425

Company name in full Standard Chartered PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From	To
Day	12	12
Month	05	05
Year	2006	2006

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	36		
Nominal value of each share	US $0.50		
Amount (if any) paid or due on each share *(including any share premium)*	987 p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

COMPANIES HOUSE

Form revised 10/03

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ — DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Address UK Postcode	Class of shares allotted Ordinary Ordinary Ordinary	Number allotted 18930 111 60
Name Address UK Postcode	Class of shares allotted Ordinary	Number allotted 36
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed J. Bamford DEPUTY **Date** 1 June 2006

~~A director~~ / secretary / ~~administrator / administrative receiver~~ / ~~receiver manager~~ / ~~receiver~~ *Please delete as appropriate*

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Andy Aukland,Standard Chartered PLC	
1,Aldermanbury Square,	
London EC2V 7SB	Tel
DX number	DX exchange

Date of Allotment : 12/05/2006

Memo Number	PS ID	Name Prefix	First Name	Middle Name	Last Name	Address 1	Address 2	Address 3	Address 4	City	State	Country	Postal Code	No Of shares Allotted	Class Of Shares Alloted	Option price
ISSC 125	1134616	Mr	A N S		Narayan	C/o Standard Chatered Bank	Head Cash Management Services	4th Floor Battery R	Singapore			Singapore		1697	Ordinary	£5.595
ISSC 125	1116994	Ms	Yong Hoong		Tan	Block 156 Bishan ST13	#07-102	Singapore				Singapore	570156	1697	Ordinary	£5.595
ISSC 125	1105154	Ms	Ka Yin		Muck	21/F Flat F	Blessings Garden	95 Robinson Road	Mid Level	Hong Kong		Hong Kong		1697	Ordinary	£5.595
ISSC 125	1157068	Mr	Karamjit Singh		Butalia	C/o Standard Chatered Bank	Global Head	Private Equity	6 Battery	Singapore		Singapore	049909	1697	Ordinary	£5.595
ISSC 125	1018747	Mr	Salman	Ahmed	Gulzar	C/o Standard Chatered Bank	P O Box No. 29	Qatar				Qatar		1222	Ordinary	£5.595
ISSC 125	1008038	Mr	Kojo	Koranten	Amoako	C/o Standard Chatered Bank	P O Box No. 768	Accra	Ghana			Ghana		165	Ordinary	£5.595
ISSC 125	1102376	Ms	Siren	Wan Sze	Lui	Flat 7 28/7 Man SamHouse King	Tin Court	Shatin	NT Hong Kong			Hong Kong		1137	Ordinary	£5.595
ISSC 125	1114462	Ms	Minnie	Mei Sze	Hung	C/o Standard Chatered Bank	CR SD CMS - Payment Centre	SC Tower	15/F Hong Kong			Hong Kong		568	Ordinary	£5.595
ISSC 125	1143627	Ms	Nyuk Mui		Yi	C/o Scope International (Malaysia) S	Retail Banking - Hogan	Crystal Plaza	Malaysia			Malaysia		350	Ordinary	£5.595
ISSC 125	1151299	Mrs	Boon Lee		Chia	C/o Standard Chatered Bank	HR RM - Wholesale Bank	23rd Floor Battery	Singapore			Singapore		1006	Ordinary	£5.595
ISSC 125	1018411	Mr	Alex		Matovu	Plot No. 5 Oboja Road	CRO Flat No. 4	Jinja				Uganda		47	Ordinary	£5.595
ISSC 125	1019334	Mr	Marco		De Stefano	72 Kota Street	Parkmore	Sandton				South Africa	2196	1429	Ordinary	£5.595
ISSP 104			Bedell Cristin Trust			Post Box No 298	23-25 Broad Street	St Helier				Jersey	JE4 8TL	2824	Ordinary	£5.595
UKSA 118	1000479	Miss	Irene	Rudge	Graham	12 Bankside	Sevenoaks	Dunton Green	Kent			United Kingdo	TN13 2U	1697	Ordinary	£5.595
UKSA 118	1000596	Mr	Brendon		Hopkins	105 Central Hill	Upper Norwood	London				United Kingdo	SE19 1B	679	Ordinary	£5.595
UKSA 118	1018432	Mr	Christopher	Paul	Smith	36 Hillside Road	Whitstable	Kent				United Kingdo	CT5 3EX	339		£5.595
UKSA 118	1000649	Mr	Nigel	Alistair	McMillan	16 Tennyson Road	Hutton	Brentwood	ESSEX			United Kingdo	CM13 2S	679	Ordinary	£5.595
							TOTAL							18930		
ISSP 104A			Bedell Cristin Trust			Post Box No 298	23-25 Broad Street	St Helier				Jersey	JE4 8TL	111	Ordinary	£6.840
							TOTAL							111		
ISSP 104A			Bedell Cristin Trust			Post Box No 298	23-25 Broad Street	St Helier				Jersey	JE4 8TL	60	Ordinary Sh	£7.430
							TOTAL							60		
ISSP 104A			Bedell Cristin Trust			Post Box No 298	23-25 Broad Street	St Helier				Jersey	JE4 8TL	36	Ordinary Sh	£9.870
							TOTAL							36		
							GRAND TOTAL							19137		

FILE 82-5188

Companies House
for the record

Please complete in typescript, or in bold black capitals.

CHWP000

RECEIVED
2006 NOV 27 P 1:13
OFFICE OF INTERNATIONAL CORPORATE FINANCE

88(2)

Return of Allotment of Shares

Company Number: 966425

Company name in full: Standard Chartered PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	19	05	2006	19	05	2006

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	41484	20	106
Nominal value of each share	US $0.50	US $0.50	US $0.50
Amount (if any) paid or due on each share *(including any share premium)*	559.5p	641 p	684 p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

COMPANIES HOUSE

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB
For companies registered in Scotland DX 235 Edinburgh or LP - 4 Edinburgh 2

Form revised 10/03

Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number	966425
Company name in full	Standard Chartered PLC

Shares allotted (including bonus shares):

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	19	05	2006	19	05	2006

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	90		
Nominal value of each share	US $0.50		
Amount (if any) paid or due on each share *(including any share premium)*	987p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ — DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
For companies registered in Scotland

Form revised 10/03

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name	Class of shares allotted	Number allotted
Address	Ordinary	41484
	Ordinary	20
UK Postcode	Ordinary	106
Name	Class of shares allotted	Number allotted
Address	Ordinary	90
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed V. Bamford **Date** 13 June 2006

A ~~director~~ Deputy / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Andy Aukland, Standard Chartered PLC
1, Aldermanbury Square,
London EC2V 7SB Tel
DX number DX exchange

Date of Allotment : 19/05/2006

Memo Number	PS ID	Name Prefix	First Name	Middle Name	Last Name	Address 1	Address 2	Address 3	Address 4	City	State	Country	Postal Code	No Of shares Allotted	Class Of Shares Alloted	Option price
ISSC 126	1010162	Ms	Rebecca		Lwebuga-Kaggwa	5 Speke Road	P O Box 7111	Kampala	Uganda					710	Ordinary Shares	£5.595
ISSC 126	1013086	Ms	Patsy		Birungi	Standard Chartered Bank (U) Ltd	5 Speke Rd	P O Box 7111	Kampala	Uganda				37	Ordinary Shares	£5.595
ISSC 126	1002551	Mr	Kundil		Moideen	Gulf Finance (UAE Central Cost)	Dubai Al Mankool	UAE						679	Ordinary Shares	£5.595
ISSC 126	1157304	Ms	Aarti	Rajnikant	Vaghela	P.O Box 999	Dubai UAE							611	Ordinary Shares	£5.595
ISSC 126	1118726	Mr	Wong Tak		Hon	Sys Devt (WB) Support	SC Tower 10/F	Hong Kong						1489	Ordinary Shares	£5.595
ISSC 126	1127321	Mr	Peterson		Iruthayanathan	7D-01-04 Akasia Apartments	Jalan Wawasan 2/3Pusat B	47100 Puchong	Selangor			Malaysia		193	Ordinary Shares	£5.595
ISSC 126	1102046	Ms	Lai Kan		Wong	Shop No 1C	Broad Way Street	Hei Foo Sun Cheun KLN	Hongkong					1649	Ordinary Shares	£5.595
ISSC 126	1117324	Mr	Fred Pieter		Saarloos	Standard Chartered bank	90 Noth Sathom Road	Silom Bangkok				Bangkok	10500	1697	Ordinary Shares	£5.595
ISSC 126	1116492	Ms	Lah See Pauline		Kang	15A Balmoral Road #05-05	Singapore					Singapore	259816	1697	Ordinary Shares	£5.595
ISSC 126	1116684	Ms	Lay Lean Judy		Lee	BRDB Branch Banking Woodlands	Woodland	Singapore				Singapore		1697	Ordinary Shares	£5.595
ISSC 126	1125474	Ms	Chew Khan		Ng	Trade Services Head	Menara SC Level 15	Malaysia						116	Ordinary Shares	£5.595
ISSC 126	1139990	Ms	Siew Hong		Goh	Global Markets Risk	Batt Rd 3rd Floor	Singapore				Singapore		503	Ordinary Shares	£5.595
ISSC 126	1116448	Ms	Shwu Ching Cecilia		Chee	SME Banking Multi Pdt Customer	PBTP 2nd Floor	Singapore				Singapore		779	Ordinary Shares	£5.595
ISSC 126	1101381	Ms	Kum Man		Ho	CEO Office	DVR 32/F	Hong Kong						1697	Ordinary Shares	£5.595
ISSC 126	1140805	Mr	Sven	Niklas	Von Hausswolff Juhlin	20/F 4-4A Des Voeux Road	Central Hong Kong					Hong Kong		853	Ordinary Shares	£5.595
ISSC 126	1143220	Mr	Benny	Siu Keung	Leung	Sys Devt (WB) Support	SC Tower , 10/F	Hongkong						1697	Ordinary Shares	£5.595
ISSC 126	1151936	Ms	Sandra	Luk Ho	Leung	11TH FLOOR Standard Chartered Tower	388 Kwun Tong Road	Kwun Tong	Hongkong			Hongkong		1697	Ordinary Shares	£5.595
ISSC 126	1125847	Mrs	Rohaya		Abdul Karim	Damansara Branch	Damansara Utama	Malaysia				Malaysia		58	Ordinary Shares	£5.595
ISSC 126	1130083	Mr	Razidy		Omar	Damansara Branch	Damansara Utama	Malaysia						33	Ordinary Shares	£5.595
ISSC 126	1130493	Ms	Kumari	Jyothi	Harbajan Singh	BFS SME Sales ADMIN & MGT	Menara SC - Level - 9	Malaysia						58	Ordinary Shares	£5.595
ISSC 126	1116394	Ms	Meow Chong Ivy		Sng	51 Bras Basah Road	PBTP # 04-06/07	Singapore				Singapore	189554	503	Ordinary Shares	£5.595
ISSC 126	1117693	Mr	Kuan Woon Brandon		Lee	C/o Renaissance Tiantin Hotel	Room 2719,105 Jianshe Rd	Heping District	Tiantin 300042	China		China		1697	Ordinary Shares	£5.595
ISSC 126	1117745	Ms	Chew Mui Irene		Yip	12 Cantonment Close	#27-11 Cantonment Towers					Singapore	80012	1006	Ordinary Shares	£5.595
ISSC 126	1118664	Ms	Wai Fun May		Chan	Blk 250 Pasir Ris Street 21	#06-131	Singapore				Singapore	510520	503	Ordinary Shares	£5.595
ISSC 126	1118709	Mr	Chin Keong		Tan	15 Namly Place						Singapore	267162	1697	Ordinary Shares	£5.595
ISSC 126	1139731	Ms	Ai Kwei		Wong	78 A Taman Nakhoda (S257782)								1697	Ordinary Shares	£5.595
ISSC 126	1151995	Miss	Sujung		Ongko	Wealth Mgmt Retail Trasury	Batt Rd 3 rd Floor	Singapore						754	Ordinary Shares	£5.595
ISSC 126	1002546	Mr	Chirapparambil		Rahman Kabeer	P.o Box No 999	Dubai					Dubai		169	Ordinary Shares	£5.595
ISSC 126	1018524	Mr	Santosh	Unnikrishna	Menon	Standard Chartered Bank	P.O Box 999	Dubai	UAE					339	Ordinary Shares	£5.595
ISSC 126	1006762	Mr	A.Rahman		Buchiri	Corporate Affairs	Bahrain							1018	Ordinary Shares	£5.595
ISSC 126	1152306	Ms	Elaine	Mei Yee	Lai	181 East Lu Ji Zui Road	Shanghai 200120	China						1489	Ordinary Shares	£5.595
UKSA 119	1001195	Mrs	Gillian	Maria	Snell	Yew Tree Lodge	23 Robin Hood Lane	Bexleyheath	Kent			United Kingd	DA6 8LL	679	Ordinary Shares	£5.595
UKSA 119	1002354	Mr	James	Compton	Carey	Apartment 8A-6-2	Kondominium No. 8	8 Jalan Ampang Hilir			Kuala Lu	Malaysia	55000	1086	Ordinary Shares	£5.595
UKSA 119	1005626	Mrs	Sophie		Wheadon	9 Les Tulles	La Route De Mont Mado	St John, Jersey, CI				Jersey	JE34DW	1018	Ordinary Shares	£5.595
UKSA 119	1157523	Dr	John	Ingvar	Meakin	Hawkesbury House	3 Cawdon Row	Melbourn, Royston	Cambridgeshire			United Kingd	SG86UL	597	Ordinary Shares	£5.595
UKSA 119	1157623	Mrs	Emily	Lucia Chantal	Meakin	Hawkesbury House	3 Cawdon Row	Melbourn, Royston	Cambridgeshire			United Kingd	SG86UL	1100	Ordinary Shares	£5.595
ISSP 105			Bedell Cristin Trust			Post Box No 298	23-25 Broad Street	St Helier				Jersey	JE4 8TL	8182	Ordinary Shares	£5.595
					TOTAL									41484		
ISSP 105A			Bedell Cristin Trust			Post Box No 298	23-25 Broad Street	St Helier				Jersey	JE4 8TL	20	Ordinary Shares	£6.410
					TOTAL									20		
ISSP 105A			Bedell Cristin Trust			Post Box No 298	23-25 Broad Street	St Helier				Jersey	JE4 8TL	106	Ordinary Shares	£8.840
					TOTAL									106		
ISSP 105A			Bedell Cristin Trust			Post Box No 298	23-25 Broad Street	St Helier				Jersey	JE4 8TL	90	Ordinary Shares	£9.870
					TOTAL									90		
					GRAND TOTAL									41700		

FILE 82-5168

Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	966425
Company name in full	Standard Chartered PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	26	05	2006	26	05	2006

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	15610		
Nominal value of each share	US $0.50		
Amount (if any) paid or due on each share *(including any share premium)*	559.5p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

Form revised 10/03

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB
For companies registered in Scotland DX 235 Edinburgh or LP - 4 Edinburgh 2

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name	Class of shares allotted	Number allotted
Address	Ordinary	15610
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed J. Bamford Date 19 June 2006

DEPUTY ~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Andy Aukland,Standard Chartered PLC
1,Aldermanbury Square,
London EC2V 7SB Tel
DX number DX exchange

Date of Allotment : 26/05/2006

Memo Number	PS ID	Name Prefix	First Name	Middle Name	Last Name	Address 1	Address 2	Address 3	Address 4	City	State	Country	Postal Code	No Of shares Allotted	Class Of Shares Alloted	Option price
ISSC 126	1009143	Mr	Anthony		Mburu	ARO Credit Risk	Head Office	Kenya						546	Ordinary Shares	£5.595
ISSC 126	1140674	Mr	Badrinarayan		Vedanthan	C/o Standard Chartered Bank	Finance Systems	9 Service Actions	CPF Tampines Building #06-00	No. 1 Tampines	Singapore	529508		1257	Ordinary Shares	£5.595
ISSC 126	1126500	Mr	Thoo Hiong		Tan	1431 Lorong Bayor Bukit 20	Tabhan Jaya Phase 4	93350	Kuching	Sarawak		Malaysia		175	Ordinary Shares	£5.595
ISSC 126	1123154	Miss	Zhan Hoong Cherie		Teng	C/o Standard Chartered Bank	Global Corporates	23rd Floor	Battery Road	Singapore		Singapore		764	Ordinary Shares	£5.595
ISSC 126	1126360	Ms	Lain Mee		Thien	House No 1638; Dah Yeh Villa	Kenawal 4D	Sabah	Kota Kinabalu			Malaysia	88450	935	Ordinary Shares	£5.595
ISSC 126	1102686	Mr	Hung Wai		Tin	100, Block 1, Yue Sun Mansion	68-80 Second Street,	Sai Ying Pun,				Hong Kong		284	Ordinary Shares	£5.595
ISSC 126	1009038	Mr	Robert		Kola	C/o Standard Chartered Bank	CR- Cash Management	Kenyatta	Kenya					575	Ordinary Shares	£5.595
ISSC 126	1006767	Mr	Ramaswamy		Ramanujam	Head Core Banking	11th Floor	Plaza by the Park	51 Bras Basah Road	Singapore			189554	1697	Ordinary Shares	£5.595
ISSC 126	1003008	Mr	Sandeep		Bose	P O Box 999	Dubai	UAE						1697	Ordinary Shares	£5.595
ISSC 126	1114883	Ms	Rosemary	Carol	Murray	Seymour House	3 Montpelier Row	Twickenham	Middlesex				TW12NQH	1422	Ordinary Shares	£5.595
ISSC 126	1148432	Mrs	Susanna	Yeuk Shan	Tang	C/o Standard Chartered Bank	26/F Standard Chartered Tower	Hong Kong						379	Ordinary Shares	£5.595
ISSC 126	1129937	Ms	Rosmawami		Abdul Samad	23 Jalan Selaseh 19	Taman Selaseh 2	68100 Batu Caves	Selongor			Malaysia		233	Ordinary Shares	£5.595
ISSC 126	1116359	Ms	Wai Yih Doris		Cheong	Apt Blk 181, Edgefield Plains	#07-240					Singapore	820181	251	Ordinary Shares	£5.595
ISSC 126	1118099	Ms	Suet Mei Aileen		Wong	57 Lorong Melayu	#03-05					Singapore	417026	251	Ordinary Shares	£5.595
ISSC 126	1019621	Ms	Mosetta	Eunice	Warburton	12 Cementary Road	Congo Town	Freetown				Sierra Leone		71	Ordinary Shares	£5.595
ISSC 126	1006728	Ms	Nahid	Abduthassan	Mohammed	C/o Standard Chartered Bank	P O Box No 29	Manama	Kingdom of Bahrain			Bahrain		169	Ordinary Shares	£5.595
ISSC 126	1114843	Ms	Fang Ming		Kao	No 44 Toh Yi Road	Singapore						596515	1137	Ordinary Shares	£5.595
ISSP 106			Bedell Cristin Trust			Post Box No 298	23-25 Broad Street	St Helier				Jersey	JE4 8TL	3777	Ordinary Shares	£5.595
							GRAND TOTAL							**15610**		

FILE 82-5188

Companies House
— for the record —

288a(ef)

Appointment of a Director or Secretary

Company Name: **STANDARD CHARTERED PLC**

Company Number: **00966425**

Received for filing in Electronic Format on the: **11/08/2006**

New Appointment Details

Position: **DIRECTOR** *Date of Appointment:* **01/08/2006**

Name: **LORD JONATHAN ADAIR TURNER**

Consented to Act: **Yes**

Usual Residential Address **2 ELDON ROAD**
LONDON
UNITED KINGDOM W8 5PU

RECEIVED
2006 NOV 21 P 1:23
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Date of Birth: **05/10/1955** *Nationality:* **BRITISH**
Occupation: **COMPANY DIRECTOR**

Other Directorships:

00152298	UNITED BUSINESS MEDIA PLC
03987471	POLICY NETWORK FOUNDATION
04016725	WWF-UK
04350850	TITCOMB LIMITED
02465263	SIEMENS HOLDINGS PLC
00178159	SAVE THE CHILDREN FUND
05656083	PATERNOSTER UK LIMITED

Authorisation

Authoriser Designation: **SECRETARY** *Date Authorised:* **11/08/2006** *Authenticated:* **Yes (E/W)**

FILE 82-5188

Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 966425

Company name in full Standard Chartered PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	28	07	2006	28	07	2006

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	109	56	
Nominal value of each share	US $0.50	US $0.50	
Amount (if any) paid or due on each share *(including any share premium)*	743p	987p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB
For companies registered in Scotland DX 235 Edinburgh or LP - 4 Edinburgh 2

Form revised 10/03

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name	Class of shares allotted	Number allotted
Address	Ordinary	109
	Ordinary	56
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed J. Bamford Date 22 August 2006

DEPUTY

A ~~director~~ / secretary / ~~administrator~~ / ~~administrative receiver~~ / ~~receiver manager~~ / ~~receiver~~

Please delete as appropriate

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Andy Aukland,Standard Chartered PLC	
1,Aldermanbury Square,	
London EC2V 7SB	Tel
DX number	DX exchange

Date of Allotment : 28/07/06

Memo Number	PS ID	Name Prefix	First Name	Middle Name	Last Name	Address 1	Address 2	Address 3	Address 4	City	State	Country	Postal Code	No Of shares Allotted	Class Of Shares Alloted	Option price
ISSP 114			Bedell Cristin Trust			Post Box No 298	23-25 Broad Street	St Helier				Jersey	JE4 8TL	109	Ordinary Shares	£7.430
								TOTAL						**109**		
ISSP 114			Bedell Cristin Trust			Post Box No 298	23-25 Broad Street	St Helier				Jersey	JE4 8TL	56	Ordinary Shares	£9.870
								TOTAL						**56**		
								GRAND TOTAL						**165**		

FILE 82-5188

Companies House
for the record

RECEIVED
2006 NOV 27 P 1:23
OFFICE OF INTERNATIONAL CORPORATE FINANCE

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	966425
Company name in full	Standard Chartered PLC

Shares allotted (including bonus shares):

	From	To
	Day Month Year	Day Month Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	21 07 2006	21 07 2006

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	1264	90	231
Nominal value of each share	US $0.50	US $0.50	US $0.50
Amount (if any) paid or due on each share *(including any share premium)*	641p	743p	987p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ — DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
For companies registered in Scotland

Form revised 10/03

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name	Class of shares allotted	Number allotted
Address	Ordinary	1264
	Ordinary	90
UK Postcode	Ordinary	231
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed J. Bamford Date 22 August 2006

A ~~director~~ / DEPUTY secretary / ~~administrator~~ / ~~administrative receiver~~ / ~~receiver manager~~ / ~~receiver~~ *Please delete as appropriate*

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Andy Aukland,Standard Chartered PLC
1,Aldermanbury Square,
London EC2V 7SB Tel
DX number DX exchange

Date of Allotment : 21/07/06

Memo Number	PS ID	Name Prefix	First Name	Middle Name	Last Name	Address 1	Address 2	Address 3	Address 4	City	State	Country	Postal Code	No Of shares Allotted	Class Of Shares Alloted	Option price
UKSA 124	1000694	Mr	Christopher	Avedis	Keljik	62A Flood Street	London					United Kingdom	SW3 5TE	1264	Ordinary Shares	£6.410
									TOTAL					1264		
ISSP 113			Bedell Cristin Trust			Post Box No 298	23-25 Broad Street	St Helier				Jersey	JE4 8TL	90	Ordinary Shares	£7.430
									TOTAL					90		
ISSC 133	1143220	Mr	Benny	Siu Keung	Leung	1/F Block 5 Hebe Villas	Pak Sha Wan 121A	Sai Kung				Hong Kong		177	Ordinary Shares	£9.870
ISSC 133	1144781	Mr	Hing Wai		Ma	Flat C, 49/F, Block 2	Liberte, 833 Lai Chi Kok Road,	Cheung Sha Wan, Kowloon				Hong Kong		54	Ordinary Shares	£9.870
									TOTAL					231		
									GRAND TOTAL					1585		

FILE 82-5188

Companies House
for the record

88(2)
Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 966425

Company name in full Standard Chartered PLC

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	07	07	2006	07	07	2006

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	473	2190	60
Nominal value of each share	US $0.50	US $0.50	US $0.50
Amount (if any) paid or due on each share *(including any share premium)*	641.0p	743.0p	987.0p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB
For companies registered in Scotland DX 235 Edinburgh or LP - 4 Edinburgh 2

Form revised 10/03

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Address UK Postcode	Class of shares allotted Ordinary Ordinary Ordinary	Number allotted 473 2190 60
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed V. Bamford Date 3 August 2006

A ~~director~~ Deputy / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Andy Aukland,Standard Chartered PLC	
1,Aldermanbury Square,	
London EC2V 7SB	Tel
DX number	DX exchange

Date of Allotment : 07/07/06

Memo Number	PS ID	Name Prefix	First Name	Middle Name	Last Name	Address 1	Address 2	Address 3	Address 4	City	State	Country	Postal Code	No Of shares Allotted	Class Of Shares Alloted	Option price
UKSA 122	1002341	Mr	Finbar	Michael	Walsh	Lissagroom	Crossbarry	Cork				Ireland		473	Ordinary Shares	£8.410
								TOTAL						473		
ISSC 132	1101122	Mr	Kwun Shing		Chan	Flat F 15/F Block 15	Laguna City	Kowloon				Hong Kong		682	Ordinary Shares	£7.430
ISSC 132	1104004	Mr	Kwan Ming		Leung	Flat F; 19/F; Blk 1;	Ravana Garden	Shatin; NT				Hong Kong		368	Ordinary Shares	£7.430
ISSC 132	1142588	Mr	Chi Keung		Tsang	Flat 3304 Block G	Allway Gardens	Tsuen Wan NT				Hong Kong		368	Ordinary Shares	£7.430
UKSA 122	1002341	Mr	Finbar	Michael	Walsh	Lissagroom	Crossbarry	Cork				Ireland		123	Ordinary Shares	£7.430
UKSA 122	1163773	Mr	Joseph		Toman	37 Burdon Street	Percy Main	North Shields	Tyne & Wear			United Kingd	NE29 6H	649	Ordinary Shares	£7.430
								TOTAL						2190		
UKSA 122	1002341	Mr	Finbar	Michael	Walsh	Lissagroom	Crossbarry	Cork				Ireland		60	Ordinary Shares	£9.870
								TOTAL						60		
								GRAND TOTAL						2723		

FILE 82-5188

Companies House
for the record

RECEIVED
2006 NOV 27 P 1:23
OFFICE OF INTERNATIONAL CORPORATE FINANCE

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 966425

Company name in full Standard Chartered PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	30	06	2006	30	06	2006

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	639	73	362
Nominal value of each share	US $0.50	US $0.50	US $0.50
Amount (if any) paid or due on each share *(including any share premium)*	620.0p	684.0p	690.5

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ — DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
For companies registered in Scotland

Form revised 10/03

Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 966425

Company name in full Standard Chartered PLC

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	30	06	2006	30	06	2006

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	40	185	
Nominal value of each share	US $0.50	US $0.50	
Amount (if any) paid or due on each share *(including any share premium)*	743.0p	987.0p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Form revised 10/03

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ — DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name	Class of shares allotted	Number allotted
Address	Ordinary	639
	Ordinary	73
UK Postcode	Ordinary	362
Name	Class of shares allotted	Number allotted
Address	Ordinary	40
	Ordinary	185
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed V. Bamford Date 3 August 2006

Deputy ~~A director~~ / Secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Andy Aukland,Standard Chartered PLC	
1,Aldermanbury Square,	
London EC2V 7SB	Tel
DX number	DX exchange

Date of Allotment : 30/06/2006

Memo Number	PS ID	Name Prefix	First Name	Middle Name	Last Name	Address 1	Address 2	Address 3	Address 4	City	State	Country	Postal Code	No Of shares Allotted	Class Of Shares Alloted	Option price
ISSP 112			Bedell Cristin Trust			Post Box No 298	23-25 Broad Street	St Helier				Jersey	JE4 8TL	340	Ordinary Shares	£6.200
ISSP 112A			Bedell Cristin Trust			Post Box No 298	23-25 Broad Street	St Helier				Jersey	JE4 8TL	299	Ordinary Shares	£6.200
					TOTAL									639		
ISSP 112A			Bedell Cristin Trust			Post Box No 298	23-25 Broad Street	St Helier				Jersey	JE4 8TL	73	Ordinary Shares	£8.840
					TOTAL									73		
Restricted Shares	1005437	Miss	Julie	Legg		13 Victoria Court	Georgetown	St Saviour, Jersey, CI				Jersey	JE27QB	362	Ordinary Shares	£6.905
														362		
ISSP 112A			Bedell Cristin Trust			Post Box No 298	23-25 Broad Street	St Helier				Jersey	JE4 8TL	40	Ordinary Shares	£7.430
					TOTAL									40		
ISSP 112A			Bedell Cristin Trust			Post Box No 298	23-25 Broad Street	St Helier				Jersey	JE4 8TL	8	Ordinary Shares	£9.870
UKSA 121	1013003	Mr	Baldev	Singh	Sian	7 Basil Close	Earley	Reading	Berkshire			United Kingdom	RG6 5GL	177	Ordinary Shares	£9.870
					TOTAL									185		
					GRAND TOTAL									1299		

FILE 62-5188

Companies House
for the record

Please complete in typescript, or in bold black capitals.
CHWP000

88(2)
Return of Allotment of Shares

Company Number 966425

Company name in full Standard Chartered PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	23	06	2006	23	06	2006

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	302	449	1062
Nominal value of each share	US $0.50	US $0.50	US $0.50
Amount (if any) paid or due on each share *(including any share premium)*	620.0p	641.0p	743.0p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB
For companies registered in Scotland DX 235 Edinburgh or LP - 4 Edinburgh 2

Form revised 10/03

Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	966425
Company name in full	Standard Chartered PLC

Shares allotted (including bonus shares):

	From	To
	Day Month Year	Day Month Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	23 06 2006	23 06 2006

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	213		
Nominal value of each share	US $0.50		
Amount (if any) paid or due on each share *(including any share premium)*	935.5p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Form revised 10/03

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB
For companies registered in Scotland DX 235 Edinburgh or LP - 4 Edinburgh 2

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name	Class of shares allotted	Number allotted
Address	Ordinary	302
	Ordinary	449
UK Postcode	Ordinary	1062
Name	Class of shares allotted	Number allotted
Address	Ordinary	213
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed J. Bamford Date 3 August 2006

A ~~director~~ Deputy / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Andy Aukland,Standard Chartered PLC
1,Aldermanbury Square,
London EC2V 7SB Tel
DX number DX exchange

Date of Allotment : 23/06/2006

Memo Number	PS ID	Name Prefix	First Name	Middle Name	Last Name	Address 1	Address 2	Address 3	Address 4	City	State	Country	Postal Code	No Of shares Allotted	Class Of Shares Alloted	Option price
ISSP 111			Bedell Cristin Trust			Post Box No 298	23-25 Broad Street	St Helier				Jersey	JE4 8TL	302	Ordinary Shares	£5.200
					TOTAL									302		
ISSC 131	1122557	Ms	Heat	Neo	Thane	Operations Support Services	Standard Chartered Bank					Brunei Darussalam		449	Ordinary Shares	£6.410
					TOTAL									449		
ISSC 131	1102264	Mr	Walter N		Basa	Block 158 Hougang Street	#04-03					Singapore	530158	434	Ordinary Shares	£7.430
ISSC 131	1101530	Mr	Hymen	Hon Yin	Lam	Flat 1, 15/F , Block A	Beverly Hill,	6 Broadwood Road				Hong Kong		628	Ordinary Shares	£7.430
					TOTAL									1062		
Restricted Shares	1017538		Andrew	Cameron	Honey	15 Le Clos Le Breton	Delorraine Road	St Saviour	Jersey	JE47YG	Jersey C.I.	Jersey C.I.		213	Ordinary Shares	£9.355
					TOTAL									213		
					GRAND TOTAL									2026		

FILE 82-5188

Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 966425

Company name in full Standard Chartered PLC

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	16	06	2006	16	06	2006

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	3820		
Nominal value of each share	US $0.50		
Amount (if any) paid or due on each share *(including any share premium)*	620.0p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB
For companies registered in Scotland DX 235 Edinburgh or LP - 4 Edinburgh 2

Form ...

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name	Class of shares allotted	Number allotted
Address	Ordinary	3820
	Ordinary	
UK Postcode	Ordinary	
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed J. Benfield Date 3 August 2006

A ~~director~~ Deputy secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Andy Aukland,Standard Chartered PLC
1,Aldermanbury Square,
London EC2V 7SB Tel
DX number DX exchange

Date of Allotment : 16/06/2006

Memo Number	PS ID	Name Prefix	First Name	Middle Name	Last Name	Address 1	Address 2	Address 3	Address 4	City	State	Country	Postal Code	No Of shares Allotted	Class Of Shares Alloted	Option price
ISSC 130	1018258	Mr	Welathanthrige	Anura	Boteju	Standard Chartered Bank	1st Floor, Al Abbas Bldg,	Khaled Bin Al Waleed Road	P O Box 999	Dubai		United Arab Emirates		1068	Ordinary Shares	£6.200
ISSC 130	1018522	Mr	Wilson	Mathai	Samuel	P.o Box 999	Global Market Operations (Recon)	Standard Chartered Bank	Dubai, UAE			United Arab Emirates		1068	Ordinary Shares	£6.200
ISSC 130	1018144	Mr	Ala'		Ajami	Post Box No 9781	Amman					Jordan		528	Ordinary Shares	£6.200
ISSP 110			Bedell Cristin Trust			Post Box No 298	23-25 Broad Street	St Helier				Jersey	JE4 8TL	1116	Ordinary Shares	£6.200
							GRAND TOTAL							3820		

FILE 82-5188

Companies House
for the record

88(2)
Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 966425

Company name in full Standard Chartered PLC

Shares allotted (including bonus shares):

	From	To
	Day Month Year	Day Month Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	0 9 0 6 2 0 0 6	0 9 0 6 2 0 0 6

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	1813	12959	
Nominal value of each share	US $0.50	US $0.50	
Amount (if any) paid or due on each share *(including any share premium)*	559.5p	620.0p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB
For companies registered in Scotland DX 235 Edinburgh or LP - 4 Edinburgh 2

Form revised 10/03

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name	Class of shares allotted	Number allotted
Address	Ordinary	1813
	Ordinary	12959
UK Postcode	Ordinary	
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed J. Beresford Date 3 August 2006

~~A director~~ Deputy secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Andy Aukland,Standard Chartered PLC
1,Aldermanbury Square,
London EC2V 7SB Tel
DX number DX exchange

Date of Allotment : 09/06/06

Memo Number	PS ID	Name Prefix	First Name	Middle Name	Last Name	Address 1	Address 2	Address 3	Address 4	City	State	Country	Postal Code	No Of shares Allotted	Class Of Shares Alloted	Option price
ISSC 129	1118761	Mr	Ericson	Lap Ming	Chan	177 Duchess Ave	Singapore - 266349					Hong Kong		1697	Ordinary Shares	£5.595
ISSC 129	1127345	Ms	Bee Lin		Lim	Level 6 CE Unsecured Menara MSC 30 Jln	Sultan Ismail	50250	Malaysia			Malaysia		116	Ordinary Shares	£5.595
					TOTAL									1813		
ISSP 109			Bedell Cristin Trust			Post Box No 298	23-25 Broad Street	St Helier				Jersey	JE4 8TL	12959	Ordinary Shares	£6.200
					TOTAL									12959		
					GRAND TOTAL									14772		

FILE 82-5188

Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 966425

Company name in full Standard Chartered PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	02	06	2006	02	06	2006

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	8827	422	245
Nominal value of each share	US $0.50	US $0.50	US $0.50
Amount (if any) paid or due on each share *(including any share premium)*	559.5 p	684 p	743 p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB
For companies registered in Scotland DX 235 Edinburgh
or LP - 4 Edinburgh 2

Form revised 10/03

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name	Class of shares allotted	Number allotted
Address	Ordinary	8827
	Ordinary	422
UK Postcode	Ordinary	245
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed V. Banford Date 17 June 2006

Deputy
A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Andy Aukland, Standard Chartered PLC
1, Aldermanbury Square,
London EC2V 7SB Tel
DX number DX exchange

Date of Allotment : 02/06/2006

Memo Number	PS ID	Name Prefix	First Name	Middle Name	Last Name	Address 1	Address 2	Address 3	Address 4	City	State	Country	Postal Code	No Of shares Allotted	Class Of Shares Alloted	Option price
ISSC 128	1105008	Ms	Selina	Tsz Ping	Ko	6G Block 1 Site 10	Whoupoc Garden	Hongkong						1137	Ordinary Shares	£5.595
ISSC 128	1101267	Ms	Kwai Lui		Chu	Flat 1612, Yiu HZI House	Tung Hei Court	Sai Wan Ho	Hongkong					1697	Ordinary Shares	£5.595
ISSC 128	1129994	Ms	Zaiton		Idrus	Fox Wood House ,	King Edward Rd	Shenley	Hertfordshire			HERTS	WD79BY	233	Ordinary Shares	£5.595
ISSC 128	1101437	Ms	Helen	Chau Yuk	Ng	3A Tower1	Flora Gardens	7 Chun Fai Road	Jardine's Lookout	Hongkong				1535	Ordinary Shares	£5.595
ISSC 128	1102254	Ms	Teresa	Yee On	Wang	Flat 11H On Hiu Mansion	Lei King Wan	Hong Kong						1697	Ordinary Shares	£5.595
ISSC 128	1153362	Ms	Wei Loon		Chia	A-3-1, Vila Banyan	49 Jln Awan Jawa	Tmn Yari				Kuala Lum	58200	116	Ordinary Shares	£5.595
ISSC 128	1127767	Ms	Chaim Yu		Chang	P O Box 713	Miri, Sarawak					Malaysia	98008	233	Ordinary Shares	£5.595
ISSC 128	1126240	Ms	Kit Man		Kue	No 1 Lorong Awan 20	Kuala Ampang	Ampang	Selangor			Malaysia	68000	511	Ordinary Shares	£5.595
ISSC 128	1013517	Ms	Mubanga		Kasondo	2 Merchant Place	FredMan Drive	Sandton						679	Ordinary Shares	£5.595
ISSC 128	1150932	Ms	Mee Chin		Choong		C-2-8 CASA Damansara	No.1 Jalan SS2/1	Petaling Jaya	Selangor			47300	116	Ordinary Shares	£5.595
ISSC 128	1003088	Ms	Kulthoum	Ibrahim Ghulou	Al Jesmi	AL MANKOOL ST	BUR DUBAI				UAE		5070533	169	Ordinary Shares	£5.595
ISSC 128	1151725	Mr	Tet Mun		Yap	NO. 70-1, JALAN MEDANG SERAI	BUKIT BANDARAYA	BANGSAR	Kuala Lumpur				59100	203	Ordinary Shares	£5.595
ISSP 108			Bedell Cristin Trust			Post Box No 298	23-25 Broad Street	St Helier				Jersey	JE4 8TL	501	Ordinary Shares	£5.595
							TOTAL							8827		
ISSP 108A			Bedell Cristin Trust			Post Box No 298	23-25 Broad Street	St Helier				Jersey	JE4 8TL	422	Ordinary Shares	£6.840
							TOTAL							422		
UKSA 120A	1152605	Ms	Sally	Elizabeth	MacMillan	63 Midhurst Road,	Fernhurst,	Haslemere,	Surrey			United Kin	GU27 3E	248	Ordinary Shares	£7.43
							TOTAL							245		
							GRAND TOTAL							9494		

FILE 82-5188

Companies House
for the record

Please complete in typescript, or in bold black capitals.
CHWP000

88(2)
Return of Allotment of Shares

Company Number 966425

Company name in full Standard Chartered PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	01	06	2006	01	06	2006

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	15272		
Nominal value of each share	US $0.50		
Amount (if any) paid or due on each share *(including any share premium)*	620 p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB
For companies registered in Scotland DX 235 Edinburgh or LP - 4 Edinburgh 2

Form revised 10/03

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details		Shares and share class allotted	
Name		Class of shares allotted	Number allotted
Address		Ordinary	15272
	UK Postcode		
Name		Class of shares allotted	Number allotted
Address			
	UK Postcode		
Name		Class of shares allotted	Number allotted
Address			
	UK Postcode		
Name		Class of shares allotted	Number allotted
Address			
	UK Postcode		
Name		Class of shares allotted	Number allotted
Address			
	UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed J. Bamford Date 19 June 2006

A ~~director~~ Deputy / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Andy Aukland,Standard Chartered PLC	
1,Aldermanbury Square,	
London EC2V 7SB	Tel
DX number	DX exchange

Date of Allotment : 01/06/06

Memo Number	PS ID	Name Prefix	First Name	Middle Name	Last Name	Address 1	Address 2	Address 3	Address 4	City	State	Country	Postal Code	No Of shares Allotted	Class Of Shares Alloted	Option price
ISSP 107			Bedell Cristin Trust			Post Box No 298	23-25 Broad Street	St Helier				Jersey	JE4 8TL	15272	Ordinary Shares	£6.200
								GRAND TOTAL						**15272**		

FILE 82-5188

Companies House
for the record

RECEIVED
2006 NOV 27 P 1:43
OFFICE OF INTERNATIONAL CORPORATE FINANCE

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 966425

Company name in full Standard Chartered PLC

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	15	09	2006	15	09	2006

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	213	1344	
Nominal value of each share	US $0.50	US $0.50	
Amount (if any) paid or due on each share *(including any share premium)*	620p	641p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB
For companies registered in Scotland DX 235 Edinburgh or LP - 4 Edinburgh 2

Form revised 10/03

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name	Class of shares allotted	Number allotted
Address	Ordinary	213
	Ordinary	1344
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed V. Bamford Date 10 October 2006

~~A director~~ / DEPUTY secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Andy Aukland,Standard Chartered PLC
1,Aldermanbury Square,
London EC2V 7SB Tel
DX number DX exchange

FILE 82-5188

Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 966425

Company name in full Standard Chartered PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	01	09	2006	01	09	2006

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	2258		
Nominal value of each share	US $0.50		
Amount (if any) paid or due on each share *(including any share premium)*	620p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB
For companies registered in Scotland DX 235 Edinburgh
or LP - 4 Edinburgh 2

Form revised 10/03

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Address UK Postcode	Class of shares allotted Ordinary	Number allotted 2258
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed J. Bamford Date 10 October 2006

DEPUTY

~~A director~~ / secretary / ~~administrator~~ / ~~administrative receiver~~ / ~~receiver manager~~ / ~~receiver~~ *Please delete as appropriate*

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Andy Aukland,Standard Chartered PLC
1,Aldermanbury Square,
London EC2V 7SB Tel
DX number DX exchange

Date of Allotment : 1/09/2006

Memo Number	PS ID	Name Prefix	First Name	Middle Name	Last Name	Address 1	Address 2	Address 3	Address 4	City	State	Country	Postal Code	No Of shares Allotted	Class Of Shares Alloted	Option price
ISSP 118			Bedell Cristin Trust			Post Box No 298	23-25 Broad Street	St Helier				Jersey	JE4 8TL	81	Ordinary Shares	£6.200
								TOTAL						**81**		
ISSC 136	1017748	Mr	Poolantharakkal	K	Ashraf	PO Box No. 1240	Al Ain					United Arab Emirates		2177	Ordinary Shares	£6.200
								TOTAL						**2177**		
								GRAND TOTAL						**2258**		

FILE 82-5188

Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 968425

Company name in full Standard Chartered PLC

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	17	08	2006	17	08	2006

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	2774	213	
Nominal value of each share	US $0.50	US $0.50	
Amount (if any) paid or due on each share *(including any share premium)*	620p	987p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB
For companies registered in Scotland DX 235 Edinburgh or LP - 4 Edinburgh 2

Form revised 10/03

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name	Class of shares allotted	Number allotted
Address	Ordinary	2774
	Ordinary	213
UK Postcode	Ordinary	
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed J. Bamford Date 10 October 2006

~~A director~~ / DEPUTY secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Andy Aukland,Standard Chartered PLC	
1,Aldermanbury Square,	
London EC2V 7SB	Tel
DX number	DX exchange

Date of Allotment : 17/08/2006

Memo Number	PS ID	Name Prefix	First Name	Middle Name	Last Name	Address 1	Address 2	Address 3	Address 4	City	State	Country	Postal Code	No Of shares Allotted	Class Of Shares Alloted	Option price
ISSP 117			Bedell Cristin Trust			Post Box No 298	23-25 Broad Street	St Helier				Jersey	JE4 8TL	2774	Ordinary Shares	£6.200
								TOTAL						2774		
ISSC 135	1104554	Mr	King Fai		Fung	1501, Block 43	Heng Fa Chuen; Chai Wan					Hong Kong		213	Ordinary Shares	£9.870
								TOTAL						213		
								GRAND TOTAL						2987		

FILE 82-5188

Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 966425

Company name in full Standard Chartered PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From	To
Day	11	11
Month	08	08
Year	2006	2006

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	2417	235	
Nominal value of each share	US $0.50	US $0.50	
Amount (if any) paid or due on each share *(including any share premium)*	620p	743p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

COMPANIES HOUSE ...06

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ — DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
For companies registered in Scotland

Form revised 10/03

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name	Class of shares allotted	Number allotted
Address	Ordinary	2417
	Ordinary	235
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed J. Bamford Date 22 August 2006

A ~~director~~ / DEPUTY secretary / ~~administrator~~ / ~~administrative receiver~~ / receiver ~~manager~~ / ~~receiver~~

Please delete as appropriate

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Andy Aukland,Standard Chartered PLC
1,Aldermanbury Square,
London EC2V 7SB Tel
DX number DX exchange

Date of Allotment : 11/08/2006

Memo Number	PS ID	Name Prefix	First Name	Middle Name	Last Name	Address 1	Address 2	Address 3	Address 4	City	State	Country	Postal Code	No Of shares Allotted	Class Of Shares Alloted	Option price
ISSP 116			Bedell Cristin Trust			Post Box No 298	23-25 Broad Street	St Helier				Jersey	JE4 8TL	2417	Ordinary Shares	£6.200
								TOTAL						**2417**		
ISSP 116A			Bedell Cristin Trust			Post Box No 298	23-25 Broad Street	St Helier				Jersey	JE4 8TL	235	Ordinary Shares	£7.450
								TOTAL						**235**		
								GRAND TOTAL						**2652**		

FILE 82-5188

Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 966425

Company name in full Standard Chartered PLC

Shares allotted (including bonus shares):

	From	To
	Day Month Year	Day Month Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	08 08 2005	08 08 2005

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	553		
Nominal value of each share	US $0.50		
Amount (if any) paid or due on each share *(including any share premium)*	722.8p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ — DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
For companies registered in Scotland

Form revised 10/03

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Address UK Postcode	Class of shares allotted Ordinary	Number allotted 553
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed V. Bamford **Date** 22 August 2006

A ~~director~~ / DEPUTY secretary / ~~administrator~~ / ~~administrative receiver~~ / ~~receiver manager~~ / ~~receiver~~ *Please delete as appropriate*

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Andy Aukland,Standard Chartered PLC
1,Aldermanbury Square,
London EC2V 7SB Tel
DX number DX exchange

Date of Allotment : 08/08/2006

Memo Number	PS ID	Name Prefix	First Name	Middle Name	Last Name	Address 1	Address 2	Address 3	Address 4	City	State	Country	Postal Code	No Of shares Allotted	Class Of Shares Alloted	Option price
Restricted Shares	1019496	Ms	Jennifer	Mary	Flowle	Les Champs	La Rue Des Champs	Grouville,	Jersey C.I			Jesey	JE3 9AN	553	Ordinary Shares	£7.228
								TOTAL						**553**		
								GRAND TOTAL						**553**		

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name	Class of shares allotted	Number allotted
Address	Ordinary	911
	Ordinary	446
UK Postcode	Ordinary	446
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed J. Bamford Date 22 August 2006

A ~~director~~ / DEPUTY secretary / ~~administrator~~ / ~~administrative receiver~~ / ~~receiver manager~~ / ~~receiver~~

Please delete as appropriate

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Andy Aukland, Standard Chartered PLC	
1, Aldermanbury Square,	
London EC2V 7SB	Tel
DX number	DX exchange

Date of Allotment : 04/08/2006

Memo Number	PS ID	Name Prefix	First Name	Middle Name	Last Name	Address 1	Address 2	Address 3	Address 4	City	State	Country	Postal Code	No Of shares Allotted	Class Of Shares Alloted	Option price
ISSC 134	1152374	Mr	Sundeep		Raina	30, Canberra Drive, #16-2	Yishun Emerald					Singapore	768430	855	Ordinary Shares	£6.410
ISSP 115			Bedell Cristin Trust			Post Box No 298	23-25 Broad Street	St Helier				Jersey	JE4 8TL	56	Ordinary Shares	£6.410
								TOTAL						911		
ISSC 134	1118511	Ms	Hao		Luan	3 Rivervale Link	#08-24					Singapore	545119	257	Ordinary Shares	£7.430
ISSP 115			Bedell Cristin Trust			Post Box No 298	23-25 Broad Street	St Helier				Jersey	JE4 8TL	189	Ordinary Shares	£7.430
								TOTAL						446		
ISSC 134	1104882	Ms	Yin Fun		Lui	Flat K 34/F Twr 3 Bauhini	Tseung Kwan O	New Territories				Hong Kong		191	Ordinary Shares	£9.870
ISSC 134	1144211	Mr	Wai Keung		Wong	Flat D, 38/F, Block 11,	Villa Esplanada, Tsing Yi,	New Territories				Hong Kong		29	Ordinary Shares	£9.870
ISSC 134	1118511	Ms	Hao		Luan	3 Rivervale Link	#08-24					Singapore	545119	99	Ordinary Shares	£9.870
ISSP 115			Bedell Cristin Trust			Post Box No 298	23-25 Broad Street	St Helier				Jersey	JE4 8TL	127	Ordinary Shares	£9.870
								TOTAL						446		
								GRAND TOTAL						1803		

FILE 82-5188

Companies House
for the record

RECEIVED
2006 NOV 27 P 1:03
OFFICE OF INTERNATIONAL CORPORATE FINANCE

88(2)
Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 966425

Company name in full Standard Chartered PLC

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	06	10	2006	06	10	2006

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	764	11	534
Nominal value of each share	US $0.50	US $0.50	US $0.50
Amount (if any) paid or due on each share *(including any share premium)*	743p	987p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ — DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Address UK Postcode	Class of shares allotted	Number allotted
	Ordinary	764
	Ordinary	11
	Ordinary	534
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed V. Bamford Date 20 October 2006

A ~~director~~ / DEPUTY secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Andy Aukland,Standard Chartered PLC
1,Aldermanbury Square,
London EC2V 7SB Tel
DX number DX exchange

Date of Allotment : 06/10/2006

Memo Number	PS ID	Name Prefix	First Name	Middle Name	Last Name	Address 1	Address 2	Address 3	Address 4	City	State	Country	Postal Code	No Of shares Allotted	Class Of Shares Alloted	Option price
ISSC 140	1119092	Mr.	Ronny	Kin Wai	Au	Flat H 25/F Tower 2	Wing Fai Centre	Fanling NT				Hong Kong		764	Ordinary Shares	£7.430
								TOTAL						**764**		
ISSC 140	1101643	Ms	Helen	Siu Yin	Leung	21E Chai Kung Mansion,	2 Tai Yue Avenue,	Quarry Bay,				Hong Kong		11	Ordinary Shares	£9.870
								TOTAL						**11**		
Restricted Shares	1005447	Ms	Ruth	Martin		7 Clos Du Bas	Rue Du Craslin	St Peter,				Jersey C.I.	JE37YN	534	Ordinary Shares	
								TOTAL						**534**		
								GRAND TOTAL						**1309**		

FILE 82-5188

Companies House
— for the record —

288b(ef)

Termination of Appointment of a Director or Secretary

Company Name: **STANDARD CHARTERED PLC**

Company Number: **00966425**

Received for filing in Electronic Format on the: **03/10/2006**

Resignation Details

Position: **SECRETARY** *Date of Resignation:* **30/09/2006**

Name: **CHARLES BENNETT BROWN** *Date of Birth:* **16/12/1966**

Authorisation

Authoriser Designation: **DIRECTOR** *Date Authorised:* **03/10/2006** *Authenticated:* **Yes (E/W)**

FILE 82-5188

Companies House
for the record

Please complete in typescript, or in bold black capitals.
CHWP000

88(2)

Return of Allotment of Shares

Company Number 966425

Company name in full Standard Chartered PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From	To
Day	29	29
Month	09	09
Year	2006	2006

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	81	45	59
Nominal value of each share	US $0.50	US $0.50	US $0.50
Amount (if any) paid or due on each share *(including any share premium)*	620p	641p	743p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Form

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB DX 235 Edinburgh
For companies registered in Scotland or LP - 4 Edinburgh 2

Companies House
— for the record —

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 966425

Company name in full Standard Chartered PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	29	09	2006	29	09	2006

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	4		
Nominal value of each share	US $0.50		
Amount (if any) paid or due on each share *(including any share premium)*	987p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ — DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
For companies registered in Scotland

Form revised 10/03

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name	Class of shares allotted	Number allotted
Address	Ordinary	81
	Ordinary	45
UK Postcode	Ordinary	59
Name	Class of shares allotted	Number allotted
Address	Ordinary	4
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed J. Banfld Date 20 October 2006

A ~~director~~ DEPUTY / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Andy Aukland,Standard Chartered PLC	
1,Aldermanbury Square,	
London EC2V 7SB	Tel
DX number	DX exchange

Date of Allotment : 29/09/2006

Memo Number	PS ID	Name Prefix	First Name	Middle Name	Last Name	Address 1	Address 2	Address 3	Address 4	City	State	Country	Postal Code	No Of shares Allotted	Class Of Shares Alloted	Option price
ISSP 122			Bedell Cristin Trust			Post Box No 298	23-25 Broad Street	St Helier				Jersey	JE4 8TL	81	Ordinary Shares	£8.200
								TOTAL						81		
ISSC 139	1008334	Mr	Stephen		Mensah	C/o Standard Chartered B	P.O Box 768,	Accra				Ghana		45	Ordinary Shares	£6.410
								TOTAL						45		
ISSP 122			Bedell Cristin Trust			Post Box No 298	23-25 Broad Street	St Helier				Jersey	JE4 8TL	59	Ordinary Shares	£7.430
								TOTAL						59		
ISSP 122			Bedell Cristin Trust			Post Box No 298	23-25 Broad Street	St Helier				Jersey	JE4 8TL	4	Ordinary Shares	£9.870
								TOTAL						4		
								GRAND TOTAL						189		

FILE 82-5188

coform

288c

CHANGE OF PARTICULARS for director or secretary

(NOT for appointment (use Form 288a) or resignation (use Form 288b))

Please complete in typescript, or in bold black capitals.
CHFP010

Company Number ZC18

Company Name in full Standard Chartered Bank

Changes of particulars form

Complete in all cases — Date of change of particulars: Day 09 Month 06 Year 2006

Name * Style / Title: Mr   * Honours etc:

Forename(s): Alun Michael Guest

Surname: Rees

† Date of Birth: Day 13 Month 02 Year 1956

Change of name *(enter new name)*
Forename(s):
Surname:

Change of usual residential address *(enter new address)*
1 Lyndhurst Gate, 50 Hanger Hill
Post town: Weybridge
County / Region: Surrey   Postcode: KT13 9YF
Country: UK

Other Change *(please specify)*

A serving director, secretary etc must sign the form below.

* Voluntary details.
† Directors only.
** Delete as appropriate.

Signed V. Bamford   **Date** 12 June 2006

(~~**director~~/ secretary/ ~~administrator/ administrative receiver/ receiver manager/ receiver~~)

RECEIVED 2006 NOV 21 P 1:33 OFFICE OF INTERNATIONAL CORPORATE FINANCE

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Tel

DX number   DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

FILE 82-5188

BLUEPRINT 2000

363a

Please complete in typescript, or in bold black capitals.

CHFP010

Annual Return

Company Number ZC18

Company Name in full Standard Chartered Bank

Date of this return

The information in this return is made up to

Day		Month		Year			
1	0	0	4	2	0	0	6

Date of next return

If you wish to make your next return to a date earlier than the anniversary of this return please show the date here. Companies House will then send a form at the appropriate time.

Day Month Year

Registered Office

Show here the address **at the date of this return.**

1 ALDERMANBURY SQUARE

Any change of registered office must be notified on form 287.

Post town LONDON

County / Region

UK Postcode EC2V 7SB

Principal business activities

Show trade classification code number(s) for the principal activity or activities.

6512

If the code number cannot be determined, give a brief description of principal activity.

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Register of members

If the register of members is not kept at the registered office, state here where it is kept.

1 ALDERMANBURY SQUARE

Post town: LONDON

County / Region:

UK Postcode: EC2V 7SB

Register of Debenture holders

If there is a register of debenture holders, or a duplicate of any such register or part of it, which is not kept at the registered office, state where it is kept.

1 ALDERMANBURY SQUARE

Post town: LONDON

County / Region:

UK Postcode: EC2V 7SB

Company type

Public limited company	
Private company limited by shares	X
Private company limited by guarantee without share capital	
Private company limited by shares exempt under section 30	
Private company limited by guarantee exempt under section 30	
Private unlimited company with share capital	
Private unlimited company without share capital	

Please tick the appropriate box

Company Secretary

Details of a new company secretary must be notified on form 288a.

(Please photocopy this area to provide details of joint secretaries).

* Voluntary details.

Name

* Style / Title:

Forename(s): Julie

Surname: Bamford

If a partnership give the names and addresses of the partners or the name of the partnership and office address.

Address

18 Abbey Road

Usual residential address must be given. In the case of a corporation, give the registered or principal office address.

Post town: Exeter

County / Region: Devon

UK Postcode: EX4 7BG

Country:

BLUEPRINT 2000

Register of members

If the register of members is not kept at the registered office, state here where it is kept.

Post town

County / Region | UK Postcode

Register of Debenture holders

If there is a register of debenture holders, or a duplicate of any such register or part of it, which is not kept at the registered office, state where it is kept.

Post town

County / Region | UK Postcode

Company type

Please tick the appropriate box

- Public limited company ☐
- Private company limited by shares ☐
- Private company limited by guarantee without share capital ☐
- Private company limited by shares exempt under section 30 ☐
- Private company limited by guarantee exempt under section 30 ☐
- Private unlimited company with share capital ☐
- Private unlimited company without share capital ☐

Company Secretary

Details of a new company secretary must be notified on form 288a.

(Please photocopy this area to provide details of joint secretaries).

* Voluntary details.

If a partnership give the names and addresses of the partners or the name of the partnership and office address.

Usual residential address must be given. In the case of a corporation, give the registered or principal office address.

Name

* Style / Title

Forename(s) Charles Bennett

Surname Brown

Address The Old Library, High Street, Wrington

Post town Bristol

County / Region | UK Postcode BS40 5QA

Country

BLUEPRINT 2000

Company No ZC18

Directors

Please list directors in alphabetical order.

Details of new directors must be notified on form 288a

Name

Directors In the case of a director that is a corporate or a Scottish firm, the name is the corporate or firm name.

Address

Usual residential address must be given. In the case of a corporation, give the registered or principal office address.

* Style / Title	Mr
Date of birth (Day Month Year)	20 11 1953
Forename(s)	Gareth Richard
Surname	Bullock
Address	47 Kingston Lane
Post town	Teddington
County / Region	Middlesex
UK Postcode	TW11 9HN
Country	
Nationality	British
Business occupation	Company Director

* Voluntary details.

Name

Directors In the case of a director that is a corporate or a Scottish firm, the name is the corporate or firm name.

Address

Usual residential address must be given. In the case of a corporation, give the registered or principal office address.

* Style / Title	Mr
Date of birth (Day Month Year)	21 11 1952
Forename(s)	Evan Mervyn
Surname	Davies
Address	1 Drayton Gardens
Post town	
County / Region	London
UK Postcode	SW10 9RY
Country	
Nationality	British
Business occupation	Director

Directors

Please list directors in alphabetical order.

Details of new directors must be notified on form 288a

Name

Directors In the case of a director that is a corporate or a Scottish firm, the name is the corporate or firm name.

* Style / Title	Mr
Date of birth (Day / Month / Year)	16 / 04 / 1956
Forename(s)	Michael Bernard
Surname	DeNoma

Address

Usual residential address must be given. In the case of a corporation, give the registered or principal office address.

Address	33 Beechwood Grove		
Post town			
County / Region		UK Postcode	
Country	Singapore 738102	**Nationality**	American
Business occupation	Director		

* Voluntary details.

Name

Directors In the case of a director that is a corporate or a Scottish firm, the name is the corporate or firm name.

* Style / Title	MR
Date of birth (Day / Month / Year)	12 / 03 / 1958
Forename(s)	Richard Henry
Surname	Meddings

Address

Usual residential address must be given. In the case of a corporation, give the registered or principal office address.

Address	Downgate, Silverden Lane		
Post town	Sandhurst		
County / Region	Kent	UK Postcode	TN18 5NU
Country		**Nationality**	British
Business occupation	Company Director		

Company No ZC18

Directors

Please list directors in alphabetical order.

Details of new directors must be notified on form 288a

Name * Style / Title: Mr

Directors In the case of a director that is a corporate or a Scottish firm, the name is the corporate or firm name.

Date of birth: Day 13 Month 10 Year 1957

Forename(s): Timothy John

Surname: Miller

Address: St. Margaret's Lodge, 48 Ledborough Lane

Usual residential address must be given. In the case of a corporation, give the registered or principal office address.

Post town: Beaconsfield

County / Region: Buckinghamshire UK Postcode: HP9 2DD

Country: **Nationality**: British

Business occupation: Director, People, Property and Assurance

* Voluntary details.

Name * Style / Title: Mr

Directors In the case of a director that is a corporate or a Scottish firm, the name is the corporate or firm name.

Date of birth: Day 22 Month 04 Year 1950

Forename(s): Kaikhushru Shiavax

Surname: Nargolwala

Address: 11 White House Park

Usual residential address must be given. In the case of a corporation, give the registered or principal office address.

Post town:

County / Region: UK Postcode:

Country: Singapore 257630 **Nationality**: British

Business occupation: Banker

BLUEPRINT 2000

Company No ZC18

Directors

Please list directors in alphabetical order.

Details of new directors must be notified on form 288a

Directors In the case of a director that is a corporate or a Scottish firm, the name is the corporate or firm name.

Usual residential address must be given. In the case of a corporation, give the registered or principal office address.

Name * Style / Title	Mr
Date of birth (Day Month Year)	13 02 1956
Forename(s)	Alun Michael Guest
Surname	Rees
Address	4B Rochalie Drive
Post town	
County / Region	
UK Postcode	248262
Country	Singapore
Nationality	British
Business occupation	Banker

* Voluntary details.

Directors In the case of a director that is a corporate or a Scottish firm, the name is the corporate or firm name.

Usual residential address must be given. In the case of a corporation, give the registered or principal office address.

Name * Style / Title	
Date of birth (Day Month Year)	14 10 1940
Forename(s)	Bryan Kaye
Surname	Sanderson
Address	40 Netherhall Gardens, Hampstead
Post town	London
County / Region	
UK Postcode	NW3 5TP
Country	
Nationality	British
Business occupation	Company Director

BLUEPRINT 2000

Company No ZC18

Directors

Please list directors in alphabetical order.

Details of new directors must be notified on form 288a

Name

Directors In the case of a director that is a corporate or a Scottish firm, the name is the corporate or firm name.

* Style / Title	Mr
Date of birth (Day Month Year)	0 8 0 1 1 9 6 2
Forename(s)	Peter Alexander
Surname	Sands

Address

Usual residential address must be given. In the case of a corporation, give the registered or principal office address.

Address	14 Highbury Terrace
Post town	London
County / Region	
UK Postcode	N5 1UP
Country	
Nationality	British
Business occupation	Finance Director

* Voluntary details.

Name

Directors In the case of a director that is a corporate or a Scottish firm, the name is the corporate or firm name.

* Style / Title	
Date of birth (Day Month Year)	
Forename(s)	
Surname	

Address

Usual residential address must be given. In the case of a corporation, give the registered or principal office address.

Address	
Post town	
County / Region	
UK Postcode	
Country	
Nationality	
Business occupation	

BLUEPRINT 2000

Company No ZC18

Issued share capital

Enter details of all the shares in issue at the date of this return.

Class (e.g. Ordinary/Preference)	Number of shares issued	Aggregate Nominal Value (i.e. Number of shares issued multiplied by nominal value per share, or total amount of stock)
See attached schedule		
Totals		

List of past and present shareholders

(use attached schedule where appropriate)

A full list is required if one was not included with either of the last two returns.

	on paper	in another format
There were no changes in the period		
A list of changes is enclosed		
A full list of shareholders is enclosed	X	

Certificate

I certify that the information given in this return is true to the best of my knowledge and belief.

Signed J. Sandford   Date 5 May 2006

† ~~a director~~ / secretary

† Please delete as appropriate.

When you have signed the return send it with the fee to the Registrar of Companies.
Cheques should be made payable to **Companies House.**

This return includes 4 continuation sheets. *(enter number)*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GROUP CORPORATE SECRETARIAT, STANDARD CHARTERED PLC,
1 ALDERMANBURY SQUARE, LONDON, EC2V 7SB
Tel 020 7280 7169

DX number ____ DX exchange ____

BLUEPRINT 2000

FILE 82-5188

BLUEPRINT 2000

Issued share capital
Schedule to form 363a

CHFP010

Company Number ZC18

Company Name in full Standard Chartered Bank

Currency US Dollar

Issued share capital

Enter details of all the shares in issue at the date of this return.

Class (e.g. Ordinary/Preference)	Number of shares issued	Aggregate Nominal Value (i.e. Number of shares issued multiplied by nominal value per share, or total amount of stock)
NON-CUMULATIVE IRREDEEMABLE PREFERENCE	2,400,000	US$24,000.00
NON-CUMULATIVE PREFERENCE	1,000,000	US$5,000,000.00
ORDINARY	6,844,917,642	US$6,844,917,642.00
Totals	6,848,317,642	6,849,941,642.00

BLUEPRINT 2000

List of past and present shareholders
Schedule to form 363a

CHFP010

Company Number ZC18

Company Name in full Standard Chartered Bank

➤ Changes to shareholders particulars or details of the amount of stock or shares transferred must be completed each year

➤ You must provide a "full list" of all the company shareholders on:
- The company's first annual return following the incorporation;
- Every third annual return after a full list has been provided

➤ List the company shareholders in alphabetical order or provide an index

➤ List joint shareholders consecutively

Shareholders' details	Class and number of shares or amount of stock held	Shares or amount of stock transferred *(if appropriate)* Class and number of shares or amount of stock transferred	Date of registration of transfer
Name Standard Chartered Capital Investments LLC Address 1013 Centre Road, Wilmington, DELAWARE, USA UK postcode	US$0.01 NON-CUMULATIVE IRREDEEMABLE PREFERENCE Shares Held 2,400,000		
Name Standard Chartered Holdings Limited Address 1 ALDERMANBURY SQUARE, LONDON, ENGLAND UK postcode EC2V 7SB	US$0.01 NON-CUMULATIVE IRREDEEMABLE PREFERENCE Shares Held 0	2,400,000	06/03/2006
Name Address UK postcode			

BLUEPRINT 2000

List of past and present shareholders
Schedule to form 363a

CHFP010

Company Number ZC18

Company Name in full Standard Chartered Bank

- Changes to shareholders particulars or details of the amount of stock or shares transferred must be completed each year
- You must provide a "full list" of all the company shareholders on:
  - The company's first annual return following the incorporation;
  - Every third annual return after a full list has been provided
- List the company shareholders in alphabetical order or provide an index
- List joint shareholders consecutively

Shareholders' details	Class and number of shares or amount of stock held	Shares or amount of stock transferred (*if appropriate*) Class and number of shares or amount of stock transferred	Date of registration of transfer
Name Standard Chartered PLC Address 1 ALDERMANBURY SQUARE, LONDON, ENGLAND UK postcode EC2V 7SB	US$5.00 NON-CUMULATIVE PREFERENCE Shares Held 1,000,000		
Name Address UK postcode			
Name Address UK postcode			

BLUEPRINT 2000

List of past and present shareholders
Schedule to form 363a

CHFP010

Company Number ZC18

Company Name in full Standard Chartered Bank

- Changes to shareholders particulars or details of the amount of stock or shares transferred must be completed each year
- You must provide a "full list" of all the company shareholders on:
  - The company's first annual return following the incorporation;
  - Every third annual return after a full list has been provided
- List the company shareholders in alphabetical order or provide an index
- List joint shareholders consecutively

Shareholders' details	Class and number of shares or amount of stock held	Shares or amount of stock transferred *(if appropriate)* Class and number of shares or amount of stock transferred	Date of registration of transfer
Name Standard Chartered Holdings Limited Address 1 ALDERMANBURY SQUARE, LONDON, ENGLAND UK postcode EC2V 7SB	US$1.00 ORDINARY Shares Held 6,844,917,642		
Name Address UK postcode			
Name Address UK postcode			

FILE 82-5188

G

CHFP010.

Please do not write in this margin

COMPANIES FORM No. 123

Notice of increase in nominal capital

123

Pursuant to section 123 of the Companies Act 1985

To the Registrar of Companies
(address overleaf)

Please complete legibly, preferably in black type, or bold block lettering

For official use | **Company Number**: ZC18

Name of company

* Insert full name of company

* Standard Chartered Bank

Gives notice in accordance with section 123 of the above Act that by resolution of the company dated 24/11/2005

the nominal capital of the company has been increased by £ 3,800,000,000.00

beyond the registered capital of £ 6,200,000,000 (handwritten correction: 5)

§ the copy must be printed or in some other form approved by the Registrar

A copy of the resolution authorising the increase is attached.§

The conditions (eg voting rights, dividend rights, winding-up rights etc.) subject to which the new shares have been or are to be issued are as follows:

Please tick here if continued overleaf ☐

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ Assistant Secretary Date 21/12/2005

Presentor's name, address and reference (if any):

Group Secretary's
Department
Standard Chartered PLC
1 Aldermanbury Square
London
EC2V 7SB

For official use
General section | Post room

coform

FILE 82-5188

BLUEPRINT 2000

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number ZC18

Company Name in full Standard Chartered Bank

Shares allotted (including bonus shares):

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	12	01	2006			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	77,911,605		
Nominal value of each share	US$1.00		
Amount (if any) paid or due on each share *(including any share premium)*	US$1.00		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Company No ZC18

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name: Standard Chartered Holdings Limited	US$1.00 ORDINARY	77,911,605
Address: 1 ALDERMANBURY SQUARE, LONDON, ENGLAND		
UK postcode: EC2V 7SB		
Name:	Class of shares allotted	Number allotted
Address:		
UK postcode:		
Name:	Class of shares allotted	Number allotted
Address:		
UK postcode:		
Name:	Class of shares allotted	Number allotted
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form: 0

Signed [signature] Date 23 January 2006

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GROUP SECRETARY'S DEPARTMENT, STANDARD CHARTERED PLC,
1 ALDERMANBURY SQUARE, LONDON, EC2V 7SB
Tel 020 7280 7169
DX number DX exchange

BLUEPRINT 2000

FILE 82-5188

BLUEPRINT 2000

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number ZC18

Company Name in full Standard Chartered Bank

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	28	02	2006			

Class of shares (ordinary or preference etc)	NON-CUMULATIVE IRREDEEMABLE PREFERENCE		
Number allotted	2,400,000		
Nominal value of each share	US$0.01		
Amount (if any) paid or due on each share *(including any share premium)*	US$0.01		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Company No 2C18

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Standard Chartered Holdings Limited	Class of shares allotted: US$0.01 NON-CUMULATIVE IRREDEEMABLE PREFERENCE	Number allotted: 2,400,000
Address: 1 ALDERMANBURY SQUARE, LONDON, ENGLAND		
UK postcode: EC2V 7SB		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form: 0

Signed [signature] Date 16 March 2006

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ Assistant

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GROUP SECRETARY'S DEPARTMENT, STANDARD CHARTERED PLC,
1 ALDERMANBURY SQUARE, LONDON, EC2V 7SB
Tel 020 7280 7169
DX number DX exchange

BLUEPRINT 2000

FILE 82-5188

BLUEPRINT 2000

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number ZC18

Company Name in full Standard Chartered Bank

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	29	11	2005			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	1,465,000,000		
Nominal value of each share	US$1.00		
Amount (if any) paid or due on each share *(including any share premium)*	US$1.00		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Company No ZC18

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Standard Chartered Holdings Limited	Class of shares allotted US$1.00 ORDINARY	Number allotted 1,465,000,000
Address 1 ALDERMANBURY SQUARE, LONDON, ENGLAND		
UK postcode EC2V 7SB		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form 0

Signed [signature] Date 21/12/2005

A ~~director~~ Assistant / secretary ~~/ administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GROUP SECRETARY'S DEPARTMENT, STANDARD CHARTERED PLC,
1 ALDERMANBURY SQUARE, LONDON, EC2V 7SB
Tel 020 7280 71~~69~~ 09
DX number DX exchange

BLUEPRINT 2000

FILE 82-5188

BLUEPRINT 2000

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number ZC18

Company Name in full Standard Chartered Bank

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares are allotted (if shares were allotted on one date enter that date in the "from" box)	12	01	2006			

Class of shares (*ordinary or preference etc*)	ORDINARY		
Number allotted	77,911,605		
Nominal value of each share	US$1.00		
Amount (if any) paid or due on each share (*including any share premium*)	US$1.00		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Company No ZC18

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Standard Chartered Holdings Limited	Class of shares allotted: US$1.00 ORDINARY	Number allotted: 77,911,605
Address: 1 ALDERMANBURY SQUARE, LONDON, ENGLAND		
UK postcode: EC2V 7SB		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form: 0

Signed [signature] Date 23 January 2006

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GROUP SECRETARY'S DEPARTMENT, STANDARD CHARTERED PLC,
1 ALDERMANBURY SQUARE, LONDON, EC2V 7SB
Tel 020 7280 7169
DX number DX exchange

BLUEPRINT 2000

FILE 82-5188

Reference No. ZC18

Resolutions

of

STANDARD CHARTERED BANK

(Incorporated by Royal Charter 1853)

Passed on 24 November 2005

At an EXTRAORDINARY GENERAL MEETING of the Shareholder of Standard Chartered Bank held at 1 Aldermanbury Square, London EC2V 7SB on Thursday 24 November 2005, the following resolutions were passed:

INCREASE IN SHARE CAPITAL

It was resolved as a special resolution:-

THAT the authorised share capital of the Company be increased from US$6,200,000,000 to US$10,000,000,000 by the creation of an additional 3,800,000,000 ordinary shares of US$1 each.

AUTHORITY TO ALLOT SHARES

It was resolved as an ordinary resolution:-

THAT the Directors be generally and unconditionally authorised to exercise all the powers of the Company to allot ordinary shares in the Company up to an aggregate nominal amount equal to the authorised share capital remaining unissued at the conclusion of this Extraordinary General Meeting, provided that this authority shall expire five years from the date of this resolution save that the Company may before such expiry make an offer or agreement which would or might require ordinary shares to be allotted after such expiry and the Directors may allot ordinary shares under such offer or agreement as if the power conferred by this resolution had not expired.

T C Skippen
Assistant Company Secretary

FILE 82-5188

BLUEPRINT 2000

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number ZC18

Company Name in full Standard Chartered Bank

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	29	11	2005			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	1,465,000,000		
Nominal value of each share	US$1.00		
Amount (if any) paid or due on each share *(including any share premium)*	US$1.00		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees

(List joint share allotments consecutively)

Shareholder details	Class of shares allotted	Number allotted
Name: Standard Chartered Holdings Limited	US$1.00 ORDINARY	1,465,000,000
Address: 1 ALDERMANBURY SQUARE, LONDON, ENGLAND		
UK postcode: EC2V 7SB		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form: 0

Signed [signature] Date 21|12|2005

A ~~director~~ Assistant / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GROUP SECRETARY'S DEPARTMENT, STANDARD CHARTERED PLC,
1 ALDERMANBURY SQUARE, LONDON, EC2V 7SB
Tel 020 7280 71~~69~~ 09
DX number DX exchange

FILE 82-5188

G

CHFP010.

Please do not write in this margin

COMPANIES FORM No. 123

Notice of increase in nominal capital

123

Pursuant to section 123 of the Companies Act 1985

To the Registrar of Companies
(address overleaf)

Please complete legibly, preferably in black type, or bold block lettering

For official use

Company Number: ZC18

Name of company

* Insert full name of company

* Standard Chartered Bank

Gives notice in accordance with section 123 of the above Act that by resolution of the company dated 24/11/2005

the nominal capital of the company has been increased by £ 3,800,000,000.00

beyond the registered capital of £ 6,200,000,000

§ the copy must be printed or in some other form approved by the Registrar

A copy of the resolution authorising the increase is attached.§

The conditions (eg voting rights, dividend rights, winding-up rights etc.) subject to which the new shares have been or are to be issued are as follows:

Please tick here if continued overleaf ☐

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ Assistant Secretary Date 21/12/2005

Presentor's name, address and reference (if any):

Group Secretary's
Department
Standard Chartered PLC
1 Aldermanbury Square
London
EC2V 7SB

For official use
General section

Post room

coform

FILE 82-5188

coform

288c

CHANGE OF PARTICULARS for director or secretary

(NOT for appointment (use Form 288a) or resignation (use Form 288b))

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number ZC18

Company Name in full Standard Chartered Bank

Changes of particulars form

Complete in all cases — Date of change of particulars: Day 21 Month 11 Year 2005

Name	* Style / Title	
	* Honours etc	
	Forename(s)	RICHARD HENRY
	Surname	MEDDINGS
	† Date of Birth (Day Month Year)	12 03 195
Change of name *(enter new name)*	Forename(s)	
	Surname	
Change of usual residential address *(enter new address)*		Downgate, Silverden Lane
	Post town	Sandhurst
	County / Region	Kent
	Postcode	TN18 5NU
	Country	
Other Change	*(please specify)*	

A serving director, secretary etc must sign the form below.

Signed J. Sandford **Date** 21 Nov 2005

(**~~director~~/ secretary/ ~~administrator/ administrative receiver/ receiver manager/ receiver~~)

* Voluntary details.
† Directors only.
** Delete as appropriate.

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Group Secretary's Department
1 Aldermanbury Square, London EC2V 7SB
Tel 020 7280 7110
DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**


FILE : 82-5188
RECEIVED
Standard Chartered
Standard

2006 Interim Dividend

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

If you are in any doubt as to any aspect of the proposals referred to in this document or as to the action you should take, you should consult a stockbroker, solicitor, accountant or other appropriate independent professional adviser.

If you have sold or transferred all of your shares before Wednesday 16 August 2006, please pass this document and any accompanying forms to the person who arranged the sale or transfer so that they can pass these documents on to the person who now holds the shares. If you have sold or transferred some, but not all, of your shares before Wednesday 16 August 2006, and those shares are included in the number shown in box (1) on your election form or statement of shareholding/ShareCare statement, you should contact the person who arranged the sale or transfer without delay for advice on the action you should take.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this document, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

1 September 2006

Standard Chartered

STANDARD CHARTERED PLC

(Stock Code: 2888)

CONTENTS | PAGE

Letter from the Chairman	3
Timetable	5
Terms of the share dividend	6
Deciding whether to elect for, or continue to elect for, the share dividend	6
How the share dividend helps you and the Company	6
What to do	6
General information	9
Sending in your forms	9
Helpline	9
If you have recently bought or sold shares	9
Payment of cash balances	9
Giving to charity	9
Standing instructions	10
New share certificates	10
Standard Chartered ShareCare	10
Cancellation of the share dividend offer	10
Overseas shareholders	11
Examples	12
Appendix – Tax implication for shareholders receiving the share dividend	13
Gift Aid Declaration Form	15

Standard Chartered

1 September 2006

Dear Shareholder

I am writing to tell you about the arrangements for the 2006 interim dividend.

If you held ordinary shares in Standard Chartered PLC (the "Company") at the close of business (5.00pm UK time) on Friday 18 August 2006, you are entitled to the 2006 interim dividend of 20.83 US cents per ordinary share.

Cash and Share Dividend

Your cash dividend will be paid to you in sterling unless you have chosen to receive it in either US dollars or Hong Kong dollars. As well as offering these three currencies, I am very pleased to tell you that, once again, we are offering you the opportunity of taking your dividend in new fully paid ordinary shares ("new shares") instead of cash. The following document gives details of our arrangements for paying the dividend.

If you want to receive your dividend in sterling, you do not need to do anything (unless you have a standing instruction in place to receive US dollars, Hong Kong dollars or new shares).

If you want to receive your dividend in new shares, US dollars or Hong Kong dollars, please read the following document carefully.

If you have a standing instruction in place to receive new shares, US dollars or Hong Kong dollars, this remains in place and you do not need to do anything if you want to continue receiving your dividends in the same way.

Share Dividend Price

The price of the new shares offered to you instead of the 2006 interim cash dividend has been calculated over a five-day period commencing on 16 August 2006 (the date on which the Company's shares were quoted ex-dividend). We will tell you, in your election form, the offer price of the new ordinary shares as well as the number of new shares you are entitled to receive instead of the cash dividend. The following document explains the arrangements for calculating and paying the cash dividend and the share dividend.

The US dollar/sterling and US dollar/Hong Kong dollar exchange rates for the cash dividend will be set on Friday 29 September 2006 and published on the Company's website (www.standardchartered.com/investors) on or around that date.

The share dividend alternative is an economical way for you to increase your shareholding in the Company without paying dealing charges.

Donation to Seeing is Believing

As you may know, the Company supports Seeing is Believing, a fundraising and community investment programme that aims to restore sight and prevent avoidable blindness. We reached our target of raising US$6 million to contribute to one million sight restorations. However, with your help, we would like to continue investing in supporting sight restoration operations, education and prevention programmes for those most at risk from avoidable blindness. You can support this programme by making donations through your share dividend account. Details are available on page 15 of this document. Thank you.

Audio Version of 2006 Interim Dividend Document

An audio version of this document is available on either audiocassette or CD. If you require an audio version, please contact our registrars, Computershare Investor Services PLC, with your full name and postal address, and specifying whether you wish to receive an audiocassette or a CD.

If you have any questions about the dividend arrangements, please call our registrars' helpline between 9.00am and 5.00pm (UK time) Monday to Friday, excluding UK public holidays. The telephone number is +44 (0)870 702 0138. The helpline will not be able to give you advice on the merits of the share dividend offer or any financial advice. If you need financial advice you will need to contact an independent professional adviser.

Yours sincerely



Bryan K Sanderson CBE
Chairman

As at the date of this document, the Board of Directors of the Company comprises:

Executive Directors:	Bryan Kaye Sanderson CBE, Evan Mervyn Davies CBE, Michael Bernard DeNoma, Richard Henry Meddings, Kaikhushru Shiavax Nargolwala, Peter Alexander Sands; and
Independent Non-Executive Directors:	Sir CK Chow, James Frederick Trevor Dundas, Valerie Frances Gooding CBE, Rudolph Harold Peter Markham, Ruth Markland, Hugh Edward Norton, Paul David Skinner, Oliver Henry James Stocken and Lord Adair Turner.

Standard Chartered PLC
1 Aldermanbury Square
London EC2V 7SB

Registered Office as above
Registered in England and Wales 966425

Timetable

Wednesday 16 August 2006

Date that the ordinary shares were quoted ex-dividend.

If you bought the Company's ordinary shares on or after this date you will not be entitled to the 2006 interim dividend on them.

Wednesday 16 August to Tuesday 22 August 2006

Dealing days for calculating the sterling offer price of the new ordinary shares to be offered to you under the scheme (the "share dividend price").

Friday 18 August 2006

Record date for the interim dividend.

You will receive the interim dividend on the number of ordinary shares registered in your name at the close of business in London (5.00pm) on this date.

Tuesday 22 August 2006

US dollar/sterling exchange rate quoted by Standard Chartered Bank at or around 11.00am on this date was used to convert the sterling share dividend price into US dollars.

Friday 15 September 2006

If you want to alter a standing instruction in order to receive part or all of your dividend in cash, in a different currency or in new shares, you need to write to our registrars to cancel your existing standing instruction. The registrars need at least four business days' notice to arrange the cancellation and to issue a new election form. Therefore, your cancellation letter must reach them by 3.00pm on Friday 15 September 2006.

Monday 25 September 2006

Your election form or other instructions about this dividend payment must reach our registrars by 3.00pm on this date.

To cancel a standing instruction to receive your dividend wholly in cash, in a different currency or in new shares you must write to the registrars and your letter must be received by them by 3.00pm on this date.

Friday 29 September 2006

US dollar/sterling and US dollar/Hong Kong dollar forward exchange rates quoted by Standard Chartered Bank at or around 11.00am on this date will be used for calculating the sterling and Hong Kong dollar cash dividend.

These exchange rates and the sterling and Hong Kong dollar cash values of the interim dividend will be published on the Company's website: www.standardchartered.com/investors on or around 29 September 2006. Please note this information will not be available on our website before this date.

Tuesday 10 October 2006

Dividend cheques and share certificates posted.

Wednesday 11 October 2006

Cash dividend paid and CREST accounts credited with new shares. Expected first day of dealing in new shares.

When deciding whether you want to receive your dividend in cash or in shares, please remember that the price of Standard Chartered PLC shares can go down as well as up and that the value of a Standard Chartered PLC ordinary share on 29 September 2006 (being the date on which the then prevailing US dollar/sterling and US dollar/Hong Kong dollar exchange rates are used for calculating the sterling and Hong Kong dollar cash dividend) may be lower or higher than the share dividend price. Further details on this are given on page 6 in the section headed "Deciding whether to elect for, or continue to elect for, the share dividend".

We are sending this circular to registered holders of preference shares for information only.

Terms of the share dividend

You may choose to receive new ordinary shares instead of some or all of the cash dividend.

The basis of your entitlement to new ordinary shares is based on the US dollar equivalent of the share dividend price. The share dividend price is the average closing price for the Company's ordinary shares on the London Stock Exchange for the five dealing days commencing on Wednesday 16 August 2006, the dealing day on which the Company's ordinary shares were first quoted ex-dividend. The US dollar equivalent of the £13.2360 share dividend price is US$25.03589. That figure was calculated using the US dollar/sterling exchange rate of 1.8915 quoted by Standard Chartered Bank at or around 11.00am on Tuesday 22 August 2006. If you elect for the share dividend you will receive approximately one new ordinary share for every 120.19 ordinary shares you hold.

To qualify for the share dividend you therefore need to have held at least 121 ordinary shares (120.19 rounded up to the nearest whole number) as at 5.00pm (UK time) on 18 August 2006 (the "record date"). If you held insufficient ordinary shares on the record date and/or the cash value of your dividend (including any residual cash balances brought forward from previous dividends) is less than the offer price for a new share, you will not be able to receive the share dividend on this occasion and your dividend will be paid to you in cash unless you have a standing instruction in place to receive new shares in which case your dividend payment will be carried forward without interest and added to the next dividend payment.

If the cash value of your dividend entitlement (including any residual cash balances brought forward) is more than the share dividend price and if you have a standing instruction in place to receive the share dividend but held insufficient ordinary shares on the record date to qualify for the share dividend offer, you will still receive the share dividend on this occasion. Any cash balance left over will be carried forward without interest to the next dividend payment.

You can only receive a whole number of new shares. We will not issue fractions of a share. If you choose to take shares for only some of your dividend, the rest will be paid to you in cash. The cash part of your dividend will be paid in sterling unless you ask for it to be paid in US dollars or Hong Kong dollars.

Once we receive your election form for this dividend you cannot cancel it.

Deciding whether to elect for, or continue to elect for, the share dividend

When deciding whether you want to receive your dividend in cash or in shares, please remember that the price of Standard Chartered PLC shares can go down as well as up and that the value of a Standard Chartered PLC ordinary share on 29 September 2006 (being the date on which the then prevailing US dollar/sterling and US dollar/Hong Kong dollar exchange rates are used for calculating the sterling and Hong Kong dollar cash dividend) may be lower or higher than the share dividend price (as a result of share price movement and/or movement in the US dollar/sterling exchange rate and/or movement in the US dollar/Hong Kong dollar exchange rate). Whether or not it is to your advantage to elect to receive new ordinary shares in lieu of a cash dividend or to elect to receive payment in US dollars, sterling or Hong Kong dollars is a matter for individual decision by each shareholder. Standard Chartered PLC does not accept any responsibility for your decision. If you are not sure what to do, please contact an appropriate independent professional adviser.

How the share dividend helps you and the Company

You

The share dividend alternative is an economical way for you to increase your shareholding in the Company without paying dealing charges.

The Company

The Company's reserves increase as a result of the Company issuing new shares instead of paying cash. To the extent that shareholders take up the share dividend alternative, the Company saves cash outflow and retains greater reserves that can be put to use in developing the business for the benefit of shareholders.

If all shareholders choose to receive the cash dividend the charge to the Company's reserves will be approximately US$277 million. The applicable tax credit is the sterling equivalent of approximately US$30.8 million.

If all shareholders choose to receive new shares in lieu of the cash dividend, the Company would issue approximately 11 million new shares, an increase of approximately 0.83 per cent in its existing issued ordinary share capital.

What to do

1. If you want to receive your dividend in sterling

If you want to receive the 2006 interim cash dividend in sterling and you do not have a standing instruction in place to receive your dividend in shares, US dollars or Hong Kong dollars, you do not need to do anything. We will send you your cash dividend in sterling.

If you do have a standing instruction in place to receive your dividend in shares, US dollars or Hong Kong dollars, and you want to receive the 2006 interim cash dividend in sterling, please write to our registrars and ensure your correspondence to cancel your existing standing instruction is received by 3.00pm on Monday 25 September 2006.

The amount in sterling that you will get will be calculated by using the forward sterling/US dollar exchange rate quoted by Standard Chartered Bank at or around 11.00am on Friday 29 September 2006 and published on our website at www.standardchartered.com/investors on or around that date. Please note this information will **not** be available on our website before this date.

As an example, if we had used the exchange rate quoted on Tuesday 22 August 2006 (being the last practicable date prior to the printing of this circular) of 1.8915, the dividend in sterling would have been approximately 11.01 pence per share.

We can pay your cash dividend in sterling straight into your bank or building society account provided your account is held with a bank or building society in the UK. Please contact our registrars for a form if you do not already have these arrangements in place.

2. If you want to receive your dividend in US dollars

If you have a standing instruction in place to receive your cash dividend in US dollars, you do not need to do anything. We will send you your cash dividend in US dollars.

If you want to receive the 2006 interim cash dividend and future dividends in US dollars and you do not have a standing instruction in place to receive your dividend in US dollars, you need to tick box D on the election form enclosed with this document. We will then send you your cash dividend in US dollars. If you want your cash dividend paid directly into a US dollar account, we can arrange this for you, provided your account is held with a bank in the US. Please contact our registrars for a form.

Please complete your election form and send it to our registrars to reach them by 3.00pm on Monday 25 September 2006. If your standing instructions are not received by this deadline your cash dividend will be paid to you in sterling or in accordance with your existing standing instructions.

3. If you want to receive your dividend in Hong Kong dollars

If you have a standing instruction in place to receive your cash dividend in Hong Kong dollars, you do not need to do anything. We will send you your cash dividend in Hong Kong dollars.

If you want to receive the 2006 interim cash dividend and future dividends in Hong Kong dollars and you do not have a standing instruction in place to receive your dividend in Hong Kong dollars, you need to tick box E on the election form enclosed with this document. We will then send you your cash dividend in Hong Kong dollars. If you want your cash dividend paid directly into a Hong Kong dollar account, we can arrange this for you, provided your account is held with a bank in Hong Kong. Please contact our registrars for a form.

Please complete your election form and send it to our registrars to reach them by 3.00pm on Monday 25 September 2006. If your standing instructions are not received by this deadline your cash dividend will be paid to you in sterling or in accordance with your existing standing instructions.

The amount in Hong Kong dollars that you will get will be calculated using the forward US dollar/Hong Kong dollar exchange rate quoted by Standard Chartered Bank at or around 11.00am on Friday 29 September 2006 and published on our website at www.standardchartered.com/investors on or around that date. Please note this information will **not** be available on our website before this date.

As an example, if we had used the exchange rate quoted on Tuesday 22 August 2006 (being the last practicable date prior to the printing of this circular) of 7.7764, the dividend in Hong Kong dollars would have been approximately 1.6198 dollars per share.

4. If you have a standing instruction in place to receive your dividend wholly in new shares, but you want cash

If you have a standing instruction in place to receive your dividend wholly in new shares but want to receive part or all of your dividend in cash, you will need to cancel your existing standing instructions.

To cancel a standing instruction to receive your dividend wholly in new shares, you must write to the registrars to cancel your existing standing instruction and your letter must be received by them by 3.00pm on Monday 25 September 2006.

If you want to alter a standing instruction so that you receive part of your dividend in new shares and the rest in cash, you need to write to our registrars to cancel your existing standing instruction. The registrars need at least four business days' notice to arrange the cancellation and to issue a new election form. Your letter must therefore reach them by 3.00pm on Friday 15 September 2006. Your new election form must be completed, signed and returned to our registrars to reach them by 3.00pm on Monday 25 September 2006.

5. If you want to receive new shares instead of all of your cash dividend

If you have a standing instruction in place to receive new shares, you do not need to do anything. We will automatically give you new shares.

We cannot issue fractions of a share so you might have a small amount of cash left over after receiving your new shares (the "cash balance"). We will carry this cash balance forward to the next dividend payment, unless you choose to give it to charity (please refer to page 9 for details).

If you do not have a standing instruction in place, please complete your election form and send it to our registrars to reach them by 3.00pm on Monday 25 September 2006. Your cash balance will be carried forward to the next dividend payment unless you choose to give it to charity.

If you wish to receive new shares instead of all of your cash dividends in future, please tick box B on your election form to put a standing instruction in place.

6. If you want to receive your dividend partly in new shares and partly in cash

If you have a standing instruction in place to receive new shares, please write to our registrars to cancel it. Otherwise, you will receive all of your dividend in shares. You should also ask our registrars to send you an election form. Please complete this and write in box (5) the number of your existing shares on which you want to take the share dividend. We will send you the dividend on the rest of your shares in cash. The registrars require at least four business days' notice to arrange the cancellation of an existing standing instruction and to issue a new election form. In order for our registrars to deal with this request your letter must reach them by 3.00pm on Friday 15 September 2006. Your new election form must be completed, signed and returned to our registrars to reach them by 3.00pm on Monday 25 September 2006.

If you do not have a standing instruction in place, please complete the election form enclosed with this document by writing in box (5) the number of your existing shares on which you want to take the share dividend. We will send you the rest of your dividend in cash.

The cash part of your dividend will be paid in sterling unless you tick box D on the election form showing that you want to receive it in US dollars or box E showing that you want to receive it in Hong Kong dollars. The amount of your sterling dividend will be calculated by using the forward US dollar/sterling exchange rate quoted by Standard Chartered Bank at or around 11.00am on Friday 29 September 2006. The amount of your Hong Kong dollar dividend will be calculated by using the forward US dollar/Hong Kong dollar exchange rate quoted by Standard Chartered Bank at or around 11.00am on Friday 29 September 2006. We can pay your cash straight into your bank or building society account in sterling if you have an account with a bank or building society in the UK, or in US dollars if you have a bank account with a bank in the US, or in Hong Kong dollars if you have a bank account with a bank in Hong Kong. Please contact our registrars for a payment instruction form if you do not already have these arrangements in place.

Please note that if you write in box (5) a number of shares which is more than the number shown in box (1) we will treat your election as though it were based on the number of shares shown in box (1).

All election forms must be returned to our registrars and must reach them by 3.00pm on Monday 25 September 2006.

7. If the number of shares you own is less than the amount needed to qualify for the share dividend

The US dollar equivalent of the share dividend price (the price of each new ordinary share offered to you under the share dividend scheme) is US$25.03589. Assuming you do not have any residual cash balances brought forward from previous dividends, you need to hold 121 or more ordinary shares to qualify for the share dividend on this occasion. The number of shares you need to hold (as at the record date) to qualify for the share dividend is a cash-based calculation and not a ratio-based calculation. It is calculated by dividing the US dollar equivalent of the share dividend price into the US dollar cash value of the interim dividend. An example of this calculation can be found on page 12. If you do not qualify for the share dividend on this occasion your dividend will be paid to you in accordance with your existing standing instructions.

If you have a standing instruction in place to receive new shares, we will carry your dividend forward to the next dividend payment if the number of shares you own is less than the amount needed to qualify for the share dividend. If you would like your dividend in cash, please write to our registrars to cancel your existing standing instruction. Your letter must reach them by 3.00pm on Monday 25 September 2006.

8. If you do not hold sufficient shares to qualify for the share dividend but the cash value of your dividend entitlement is more than the offer price for a new share under the share dividend alternative

If the cash value of your dividend entitlement (including any residual cash balances brought forward) is more than the share dividend price and if you have a standing instruction in place to receive the share dividend but held insufficient ordinary shares on the record date to qualify for the share dividend alternative, you will still receive the share dividend on this occasion. Any cash balance left over will be carried forward without interest to the next dividend payment.

General information

1. Sending in your forms

Please return the election form to our registrars using the reply-paid envelope provided (for use in the UK only). Letters to request gifts to charity (see below) should be sent to our registrars, Computershare Investor Services PLC, PO Box 1064, The Pavilions, Bridgwater Road, Bristol BS99 3FA, to reach them by 3.00pm on Monday 25 September 2006. If you wish to cancel an existing standing instruction to receive your dividend wholly in cash or in shares, you must write to our registrars and your letter must be received by them by this time and date.

To alter a standing instruction to receive part of your dividend in shares and the rest in cash, you need to write to our registrars to cancel your existing standing instruction. The registrars need at least four business days' notice to arrange the cancellation and to issue a new election form. Your letter must therefore reach them by 3.00pm on Friday 15 September 2006.

Whether you propose to cancel or alter your existing standing instructions your new election form must be completed, signed and returned to our registrars to reach them by 3.00pm on Monday 25 September 2006.

All forms and letters are sent at your own risk. We are not able to acknowledge receipt. If our registrars do not receive your form on time, and you do not have a standing instruction in place to receive new shares, we will send you your dividend in cash.

2. Helpline

If you have any queries about the dividend arrangements or completing the forms, please telephone our registrar's helpline on +44 (0)870 702 0138 between 9.00am and 5.00pm (UK time), Monday to Friday, excluding UK public holidays. The helpline will not be able to give you advice on the merits of the share dividend offer or any financial advice. If you need financial advice you will need to contact an independent professional adviser.

3. If you have recently bought or sold shares

The Company's shares were quoted ex-dividend on Wednesday 16 August 2006. This means that if you bought the Company's shares on or after that date, you are not entitled to the 2006 interim dividend on them.

If you bought or sold shares in the Company before Wednesday 16 August 2006, and this is not reflected in the number of shares shown in box (1) on your election form or statement of shareholding/ShareCare statement, you should contact the person who arranged the purchase or sale without delay. Appropriate arrangements can then be made to transfer the dividend.

4. Payment of cash balances

Any accumulated cash balances will be sent to you (without interest) if:

- you sell all of your shares
- you choose to receive some or all of your dividend in cash
- you cancel your standing instruction
- you write to our registrars and ask them to send it to you

Cash balances paid to you in these circumstances will be paid in sterling unless you have asked for them to be paid in US dollars or Hong Kong dollars and will be based on the exchange rate used for the specific dividend payment.

5. Giving to charity

Seeing is Believing is Standard Chartered's fundraising and community investment programme that aims to restore sight and prevent avoidable blindness. There are 37 million people who are blind in the world but the real tragedy is that three quarters of this blindness could be prevented or cured simply and cheaply. We have now reached our target of raising US$6 million to contribute to one million sight restorations by World Sight Day 2007, in partnership with Sight Savers International, ORBIS International and VISION 2020 (the international agency for the elimination of avoidable blindness). However, with your help, we want to continue the fight against avoidable blindness through supporting sight restoring operations and investing in education and prevention for those most at risk from avoidable blindness.

Following payment of the share dividend any residual cash balances are paid to you or carried forward to the next dividend payment in accordance with your existing standing instructions. However, you can also choose to donate your cash balance to Seeing is Believing through Sight Savers International. To support Seeing is Believing in this way, please tick box C on your election form. If you choose to donate your cash balance to Sight Savers International and you are a UK taxpayer your donation could be worth an additional 28 per cent to the charity, at no extra cost to you, if you also choose to make a gift aid declaration. A gift aid declaration will enable Sight Savers International to reclaim the basic rate of income tax on your donation from UK HM Revenue & Customs. If you are eligible to make a gift aid declaration, please complete and sign the gift aid declaration form on page 15 of this dividend document and return it to Sight Savers International.

The funds raised will go towards cataract operations, training of eye care doctors, building of training facilities and vision centres.

Taxation of United States ("US") shareholders

IRS Circular 230 Notice. To ensure compliance with Internal Revenue Circular 230, shareholders are hereby notified that:

(a) any discussion of US federal tax issues contained or referred to in this document or any document referred to herein is not intended or written to be used, and cannot be used, by shareholders for the purpose of avoiding penalties that may be imposed on them under the Internal Revenue Code;

(b) such discussion is written for use in connection with the promotion or marketing of the transactions or matters addressed herein; and

(c) shareholders should seek advice based on their particular circumstances from an independent tax adviser.

For US federal income tax purposes, if you receive new shares as a US shareholder (as defined below), you will be treated as having received a cash dividend of an amount equal to the fair market value of the new shares on the date of distribution (for US federal income tax purposes). Your tax basis in any new shares received will be equal to the fair market value of the new shares on the date of distribution and your holding period in such shares will generally begin on the day following the day of distribution. You will also be subject to tax currently on any portion of your dividend payment that is carried forward to the next dividend payment.

For the purposes of this section, the term "US shareholder" means an individual who is a citizen or resident of the United States for United States federal income tax purposes, an estate or trust subject to United States taxation without regard to the source of its income, or a corporation created or organised in or under the laws of the United States or any State or the District of Columbia.

If you are a US shareholder you are strongly urged to take advice regarding the tax consequences before choosing to receive new shares.

General

This summary of the tax treatment of share dividends is not exhaustive and is only a general guide. In particular, it does not consider your position if you are not resident in the UK or the US for tax purposes or the position of shareholders who may be regarded as acquiring the new shares as part of a trading activity. This summary does not address the tax treatment of the receipt by you of any cash balance (referred to on pages 7 to 11) of this document.

If you are not sure as to how you will be affected if you choose to receive the share dividend, or if you are uncertain of your tax position, you should consult an appropriate independent professional adviser.


We have
a vision
Seeing is
Believing

Seeing is Believing

It can cost as little as US$30 to restore a sight.
Give US$30 and help someone see again.

Gift Aid Declaration

If you are a UK taxpayer please tick the box below so we can claim back 28p from the Inland Revenue for every £1 you give at no extra cost to you.

I am a UK taxpayer and would like Sight Savers International to reclaim the tax on all gifts made on or after 6 April 2000 until I notify you otherwise.

Signature ______________________ Date ______________

In order for the charity to reclaim the Gift Aid, your full name and home address must also be supplied.

Full Name (please print in BLOCK caps) ______________________

Address ______________________

____

______________________ Postcode ______________

Tel ______________________ Fax ______________

Email ______________________

The charity and its subsidiaries may contact you with more information about their activities. Please tick this box if you wish to receive information. ☐

In order for the charity to reclaim the Gift Aid you must have paid an amount of UK Income Tax or Capital Gains Tax at least equal to the tax that the charity will reclaim in the tax year.

Sight Savers International is a registered charity No 207544.

If you have any enquiries, please contact Sight Savers International on telephone number +44 (0)1444 446600.

Please return your completed form to Sight Savers International, Grosvenor Hall, Bolnore Road, Haywards Heath, West Sussex RH16 4BX.

Registered Office:
1 Aldermanbury Square
London EC2V 7SB
Telephone: +44 (0)20 7280 7500
www.standardchartered.com

Principal Place of Business in Hong Kong:
32nd Floor, 4-4A Des Voeux Road Central
Hong Kong

Registered in England and Wales
number 966425

FILE: 82-5188


Standard
Chartered
Standard

Notice of Annual General Meeting 2006

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

If you are in any doubt as to any aspect of the proposals referred to in this document or as to the action you should take, you should consult a stockbroker, solicitor, accountant or other appropriate independent professional adviser.

If you have sold or transferred all of your shares please pass this document, together with the Annual Report or Annual Review and (if applicable) the proxy form, to the person who arranged the sale or transfer so that they can pass these documents on to the person who now holds the shares. If you are not sure what to do, please contact an independent professional adviser. If you have sold or transferred some, but not all, of your shares you should contact the person who arranged the sale or transfer without delay for advice on what action you should take.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this document, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

This document includes particulars given in compliance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Hong Kong Listing Rules") for the purpose of giving information with regard to the Company. The directors of the Company collectively and individually accept full responsibility for the accuracy of the information contained in this document and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

A Chinese translation of this document is available on request from Computershare Hong Kong Investor Services Limited, 46th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong.

本文件之中文譯本可向香港中央證券登記有限公司索取，地址：香港皇后大道東183號合和中心46樓。

Notice of the Annual General Meeting of Standard Chartered PLC to be held at the Merchant Taylors' Hall, 30 Threadneedle Street, London EC2R 8JB on Thursday 4 May 2006 at 12 noon (London time) (7.00pm Hong Kong time) is set out on pages 5 to 8 of this document.

Whether or not you propose to attend the Annual General Meeting, if you are an ordinary shareholder please complete and submit a proxy form in accordance with the instructions printed on the enclosed form. The proxy form must be received not less than 48 hours before the time of the holding of the Annual General Meeting.

27 March 2006

Standard Chartered

STANDARD CHARTERED PLC

(Stock Code: 2888)

Standard Chartered

To ordinary shareholders and, for information only, preference shareholders

27 March 2006

Dear Shareholder

I am pleased to be writing to you with details of our Annual General Meeting ("AGM"), which we are holding on Thursday 4 May 2006 at 12 noon (London time) (7.00pm Hong Kong time) at the Merchant Taylors' Hall, 30 Threadneedle Street, London EC2R 8JB. The formal notice of our AGM starts on page 5 of this document.

At the AGM, I will present a review of the year's results and current business, and you will have an opportunity to ask any relevant questions relating to the Company's performance and the resolutions set out in the notice.

If you would like to vote on the resolutions but cannot come to the AGM, please fill in the proxy form (or voting instruction form for ShareCare members) sent to you with this notice and return it to our registrars as soon as possible. They must receive it by 12 noon (London time) (7.00pm Hong Kong time) on Tuesday 2 May 2006.

Final Dividend
Shareholders are being asked to approve a final dividend of 45.06 US cents per ordinary share for the year ended 31 December 2005. If you approve the recommended final dividend, this will be paid on 12 May 2006 to all ordinary shareholders who were on the register of members on 10 March 2006. Payment will be made in either sterling, US dollars, Hong Kong dollars or in shares, according to each individual shareholder's choice.

Board Changes
Mr Ho KwonPing, a non-executive director and a member of the Board Remuneration Committee, will not be seeking re-election and will retire from the Board after nine years of distinguished service at the conclusion of the AGM on 4 May 2006.

Political Donations
The law governing political donations was changed by the Political Parties, Elections and Referendums Act 2000 (the "Act"). The wide definitions within the Act mean certain activities undertaken by the Company such as funding seminars and other functions to which politicians may be invited are now being regulated. The penalties for breaching this legislation are very severe. To avoid infringing the law, all UK companies must seek shareholder approval in advance to making any "donations" or incurring any "EU political expenditure".

At the 2002 AGM shareholders passed a resolution giving the Company authority to make donations and incur political expenditure and that authority expires at the forthcoming AGM. To date, we have not made any EU political donations or incurred any EU political expenditure. We have a clear and long standing policy not to make political donations of any kind and we have no intention of changing this. However, the directors have decided that it would be prudent to seek shareholders' approval to renew this authority to avoid normal business activities being caught by the legislation. In accordance with current best practice, the directors will seek to renew this authority on an annual basis in the future. The authority will safeguard the Company from unintentionally committing a technical breach of the Act.

Employee Share Schemes
At the AGM, we shall also be asking for your approval for a proposed amendment to one and the renewal of another of our discretionary share schemes.

We introduced our existing Performance Share Plan ("PSP") in 2001. This plan, in conjunction with our other discretionary share plans, initially allowed us to provide long term share based awards which were competitive and supported the reward and retention of executives.

The Company continues to perform well and has a clear track record of differentiating executives' pay according to individual performance. As such, we need to continue to ensure that the Company's executive compensation arrangements incentivise executives to continue to perform and remain competitive internationally. Over the past two years, changes have been made to the mix of variable compensation for the Company's executives with a greater reliance on performance shares compared to share options. It is considered that performance shares rather

than share options provide a clearer link between performance and reward and make a more efficient use of share capital. Therefore, it is intended that from 2006 options be completely removed from the compensation arrangements for executive directors. Options are no longer used for other employees. As a result, the Company proposes to rebalance the current incentive arrangements so that awards can be made under the PSP with an equivalent expected value to those made previously under the Executive Share Option Schemes and PSP combined. In light of the above, we are seeking shareholder approval to increase the maximum annual level of awards which can be made to an executive through the PSP to 400 per cent of base salary. It is proposed that the target award level for executive directors will be 150 per cent of base salary per annum, but with the actual grant levels being dependent, as now, on individual and Company performance.

The Company also intends to make certain changes to the performance conditions under the PSP. Further details of the proposed changes are given on page 15 of this document.

Shareholder approval is also sought for a new Restricted Share Scheme ("RSS") to replace the existing RSS which expires in May 2007. The RSS is an important tool for recruiting, motivating and retaining high performing and high potential staff at all levels of the organisation and plays an important part in the Company's ambition to increase employee share ownership at all levels across its operations internationally.

A summary of the proposed new scheme is set out on pages 16 to 18 of this document.

Explanatory notes on all the business to be considered at this year's AGM appear on pages 11 to 15 of this document. The directors consider that all the resolutions to be put to the meeting are in the best interests of the Company and its shareholders. Your Board will be voting in favour of them and unanimously recommend that you do so as well.

If you would like a question or questions to be addressed at the AGM please fill in and return the form on page 19. We will endeavour to address any questions raised when the item of business to which the questions relate is under consideration by the Meeting. Any questions submitted that are not relevant to the business of the Meeting will be forwarded for the attention of an appropriate executive. Submitting a question in this way does not affect your rights as a shareholder to attend and speak at the meeting.

Yours sincerely

Bryan K Sanderson

Bryan K Sanderson CBE
Chairman

Standard Chartered does not contact its shareholders directly to provide recommendation advice, nor does it appoint third parties to do so. As required by law, our shareholder register is available for public inspection. As Standard Chartered cannot control the use of information obtained by persons inspecting the register, please treat any approaches purporting to originate from Standard Chartered with caution.

The Standard Chartered PLC shareholder register is administered by Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol BS13 8FB (telephone: +44 (0)870 702 0138).

As at the date of this document, the Board of Directors of the Company comprises:

Executive Directors:	Bryan Kaye Sanderson CBE, Evan Mervyn Davies CBE, Michael Bernard DeNoma, Richard Henry Meddings, Kaikhushru Shiavax Nargolwala, Peter Alexander Sands; and
Independent Non-Executive Directors:	Sir CK Chow, James Frederick Trevor Dundas, Valerie Frances Gooding CBE, Ho KwonPing, Rudolph Harold Peter Markham, Ruth Markland, Hugh Edward Norton, Paul David Skinner and Oliver Henry James Stocken.

Standard Chartered PLC
1 Aldermanbury Square
London EC2V 7SB

Registered Office as above
Registered in England and Wales 966425

Notice of Annual General Meeting 2006

This year's annual general meeting will be held at the Merchant Taylors' Hall, 30 Threadneedle Street, London EC2R 8JB on Thursday 4 May 2006 at 12 noon (London time) (7.00pm Hong Kong time). You will be asked to consider and pass the resolutions below. Resolutions 15 to 17 (inclusive) will be proposed as special resolutions. All other resolutions will be proposed as ordinary resolutions.

Ordinary Resolutions

1. To receive the annual report for the year ended 31 December 2005.

2. To declare a final dividend of 45.06 US cents per ordinary share for the year ended 31 December 2005.

3. To approve the directors' remuneration report for the year ended 31 December 2005, as set out on pages 49 to 61 of the annual report and on pages 39 to 51 of the annual review.

4. To re-elect Mr E M Davies, an executive director retiring by rotation.

5. To re-elect Mr M B DeNoma, an executive director retiring by rotation.

6. To re-elect Mr P A Sands, an executive director retiring by rotation.

7. To re-elect Sir CK Chow, a non-executive director retiring by rotation.

8. To re-elect Mr R H P Markham, a non-executive director retiring by rotation.

9. To re-elect Mr H E Norton, a non-executive director retiring by rotation.

10. To re-elect Mr B K Sanderson, the Group Chairman, a director retiring by rotation.

11. To re-appoint KPMG Audit Plc as auditor to the Company until the end of next year's annual general meeting.

12. To authorise the Board to set the auditor's fees.

13. That the Board be authorised, generally and without conditions, to allot relevant securities (as defined in the Companies Act 1985), such authority to be limited to:

(a) the allotment (otherwise than under (b) or (c) below) of relevant securities up to a total nominal value of US$131,986,987 (being not greater than 20 per cent of the issued ordinary share capital of the Company as at the date of this resolution);

(b) the allotment (when combined with any allotment made under (a) above) of relevant securities up to a total nominal value of US$219,978,312 in connection with:

(i) an offer of relevant securities open for a period decided on by the Board:

(A) to ordinary shareholders on the register on a particular date (excluding any holder holding shares as treasury shares), in proportion (as nearly as may be) to their existing holdings (ignoring for this purpose both any holder holding shares as treasury shares and the treasury shares held by him); and

(B) to people who are registered on a particular date as holders of other classes of equity securities (excluding any holder holding shares as treasury shares), if this is required by the rights of those securities or, if the Board considers it appropriate, as permitted by the rights of those securities,

and so that the Board may impose any limits or restrictions and make any arrangements which it considers necessary or appropriate to deal with fractional entitlements, legal, regulatory or practical problems in, or under the laws of, any territory or any other matter; and

(ii) a scrip dividend scheme or similar arrangement implemented in accordance with the articles of association of the Company;

(c) the allotment of relevant securities pursuant to the terms of any existing share scheme of the Company or any of its subsidiary undertakings adopted prior to the date of this meeting,

such authorities to apply for the period from 4 May 2006 until the earlier of the end of next year's annual general meeting and 3 August 2007 unless previously cancelled or varied by the Company in general meeting, but, in each such case, so that the Company may make offers and enter into agreements during the relevant period which would, or might, require relevant securities to be allotted after the authority ends and the Board may allot relevant securities under any such offer or agreement, as if the authority had not ended.

14. That the authority granted to the Board to allot relevant securities up to a total nominal value of US$131,986,987 pursuant to paragraph (a) of resolution 13 set out above be extended by the addition of such number of ordinary shares of US$0.50 each representing the nominal amount of the Company's share capital repurchased by the Company under the authority granted pursuant to resolution 16 set out below.

Special Resolutions

15. That if resolution 13 is passed as an ordinary resolution, the Board be given power to allot equity securities (as defined in the Companies Act 1985) for cash under the authority given by that resolution and/or where the allotment constitutes an allotment of equity securities by virtue of section 94(3A) of the Companies Act 1985, free of the restriction in section 89(1) of the Companies Act 1985, such power to be limited to:

(a) the allotment of equity securities in connection with an offer of equity securities open for a period decided on by the Board:

(i) to ordinary shareholders on the register on a particular date (excluding any holder holding shares as treasury shares), in proportion (as nearly as may be) to their existing holdings (ignoring for this purpose both any holder holding shares as treasury shares and the treasury shares held by him); and

(ii) to people who are registered on a particular date as holders of other classes of equity securities (excluding any holder holding shares as treasury shares), if this is required by the rights of those securities or, if the Board considers it appropriate, as permitted by the rights of those securities,

and so that the Board may impose any limits or restrictions and make any arrangements which it considers necessary or appropriate to deal with fractional entitlements, legal, regulatory or practical problems in, or under the laws of, any territory or any other matter; and

(b) the allotment (otherwise than under (a) above) of equity securities up to a total nominal value of US$32,996,746,

such power to apply from 4 May 2006 until the earlier of the end of next year's annual general meeting and 3 August 2007 unless previously cancelled or varied by the Company in general meeting, but during this period the Company may make offers, and enter into agreements, which would, or might, require equity securities to be allotted after the power ends and the Board may allot equity securities under any such offer or agreement as if the power had not ended.

16. That the Company be authorised, generally and without conditions, to make market purchases (as defined in the Companies Act 1985) of its ordinary shares of US$0.50 each provided that:

(a) the Company does not purchase more than 131,986,987 shares under this authority;

(b) the Company does not pay less for each share (before expenses) than US$0.50 (or the equivalent in the currency in which the purchase is made, calculated by reference to a spot exchange rate for the purchase of US dollars with such other currency as displayed on the appropriate page of the Reuters screen at or around 11.00am (London time) on the business day before the day the Company agrees to buy the shares); and

(c) the Company does not pay more for each share (before expenses) than the higher of (i) 5 per cent over the average of the middle market prices of the ordinary shares according to the Daily Official List of the London Stock Exchange for the five business days immediately before the date on which the Company agrees to buy the shares, and (ii) the price stipulated by Article 5(1) of the Buy-back and Stabilisation Regulation (EC No. 2273/2003),

such authority to apply from 4 May 2006 until the earlier of the end of next year's annual general meeting and 3 August 2007 unless previously cancelled or varied by the Company in general meeting, but during this period the Company may agree to purchase shares where the purchase may not be completed (fully or partly) until after the authority ends and may make a purchase of ordinary shares in accordance with any such agreement as if the authority had not ended.

17. That the Company be authorised, generally and without conditions, to make market purchases (as defined in the Companies Act 1985) of up to 328,388 dollar preference shares and up to 195,285,000 sterling preference shares provided that:

(a) the Company does not pay less for each share (before expenses) than the nominal value of the share (or the equivalent in the currency in which the purchase is made, calculated by reference to the spot exchange rate for the purchase of the currency in which the relevant share is denominated with such other currency as displayed on the appropriate page of the Reuters screen at or around 11.00am (London time) on the business day before the day the Company agrees to buy the shares); and

(b) the Company does not pay more:

(i) for each sterling preference share (before expenses) than 25 per cent over the average of the middle market prices of such shares according to the Daily Official List of the London Stock Exchange for the ten business days immediately before the date on which the Company agrees to buy the shares; and

(ii) for each dollar preference share (before expenses) than 25 per cent over the average of the middle market prices of such shares according to the Daily Official List of the London Stock Exchange for the ten business days immediately before the date on which the Company agrees to buy the shares,

such authority to apply from 4 May 2006 until the earlier of the end of next year's annual general meeting and 3 August 2007 unless previously cancelled or varied by the Company in general meeting, but during this period the Company may agree to purchase shares where the purchase may not be completed (fully or partly) until after the authority ends and may make a purchase of shares in accordance with any such agreement as if the authority had not ended.

Ordinary Resolutions

18. That in accordance with section 347C of the Companies Act 1985, as amended, the Company be authorised to make donations to EU political organisations and/or to incur EU political expenditure (as such terms are defined under section 347A of the Companies Act 1985, as amended) provided that:

(a) (i) such donations to EU political organisations shall not (when aggregated with any donations to EU political organisations made by Standard Chartered Bank in the relevant period) in total exceed the sum of £100,000 (or the equivalent in one or more other currencies translated at such rate(s) as the directors of the Company shall consider appropriate); and

(ii) such EU political expenditure shall not (when aggregated with any EU political expenditure incurred by Standard Chartered Bank in the relevant period) in total exceed the sum of £100,000 (or the equivalent in one or more other currencies translated at such rate(s) as the directors of the Company shall consider appropriate);

(b) such authority shall expire on the earlier of the end of the next year's annual general meeting and 3 August 2007, unless previously renewed, revoked or varied by the Company in general meeting; and

(c) the Company may enter into a contract or undertaking under this authority before its expiry which would or might be performed wholly or partly after its expiry and may make donations to political organisations and/or incur EU political expenditure pursuant to such contract or undertaking.

19. That in accordance with section 347D of the Companies Act 1985, as amended, Standard Chartered Bank be authorised to make donations to EU political organisations and/or to incur EU political expenditure (as such terms are defined under section 347A of the Companies Act 1985, as amended) provided that:

(a) (i) such donations to EU political organisations shall not (when aggregated with any donations to EU political organisations made by the Company in the relevant period) in total exceed the sum of £100,000 (or the equivalent in one or more other currencies translated at such rate(s) as the directors of the Company shall consider appropriate), and;

(ii) such EU political expenditure shall not (when aggregated with any EU political expenditure incurred by the Company in the relevant period) in total exceed the sum of £100,000 (or the equivalent in one or more other currencies translated at such rate(s) as the directors of the Company shall consider appropriate);

(b) such authority shall expire on the earlier of the end of next year's annual general meeting and 3 August 2007, unless previously renewed, revoked or varied by the Company in general meeting; and

(c) Standard Chartered Bank may enter into a contract or undertaking under this authority before its expiry which would or might be performed wholly or partly after its expiry and may make donations to political organisations and/or incur EU political expenditure pursuant to such contract or undertaking..

20. That the rules of the Standard Chartered 2001 Performance Share Plan be amended to reflect the changes described on pages 3 and 4 of the Chairman's letter to shareholders dated 27 March 2006, page 15 in the explanatory notes and in the Appendix on pages 16 to 18 of the Notice of Annual General Meeting 2006 dated 27 March 2006 and that the Board (or any duly authorised committee of the Board) be authorised to do anything which it considers necessary or desirable to give effect to these changes.

21. That the Standard Chartered 2006 Restricted Share Scheme, the principal features of which are summarised on pages 3 and 4 of the Chairman's letter to shareholders dated 27 March 2006, page 15 in the explanatory notes and in the Appendix on pages 16 to 18 of the Notice of Annual General Meeting 2006 dated 27 March 2006 be approved and adopted and that the Board (or any duly authorised committee of the Board) be authorised to do anything which it considers necessary or desirable to carry the same into effect and to make such changes as it may consider appropriate for that purpose.

By order of the Board

C B Brown
Group Company Secretary
27 March 2006

Registered Office:
1 Aldermanbury Square
London EC2V 7SB

Notes

Audio Version of Notice of AGM

We have produced an audio version of our Notice of AGM. Copies are available (in limited numbers) on either audiocassette or CD. If you require an audio version, please contact our registrars, Computershare Investor Services PLC, on +44 (0)870 702 0138. Please specify whether you wish to receive an audiocassette or a CD and provide them with your full name and postal address. They will arrange for a copy to be sent to you.

Ordinary Shareholders

If you are an ordinary shareholder you may attend and vote at the AGM or choose one or more other people (proxies) to attend the AGM and vote for you. A proxy does not need to be a shareholder of the Company. Your proxy form must reach our registrars in Bristol, UK or Hong Kong, as appropriate, by 12 noon (London time) (7.00pm Hong Kong time) on Tuesday 2 May 2006. If you send in a completed proxy form you may still attend the AGM and vote in person. If you are a shareholder on the UK register of members, you may alternatively choose to submit your proxy form electronically – details are set out below under the heading 'Electronic Proxy Voting'. Electronic proxy voting is not available to shareholders whose shares are registered on the branch register in Hong Kong.

If you want to attend the AGM and vote, you must be on the Company's register of members in the UK by 10.00pm (London time) on Tuesday 2 May 2006 or on the Company's branch register of members in Hong Kong by 5.00am (Hong Kong time) on Wednesday 3 May 2006. This will also allow us to confirm how many votes you have on a poll. If the AGM is adjourned to a time after 10.00pm (London time) on Thursday 4 May 2006, you must be on the appropriate register of members of the Company 48 hours before the time of the adjourned meeting. This will also allow us to confirm how many votes you will have on a poll called at such a meeting. If we give you notice of an adjourned meeting we will tell you in the notice when you need to be on the register to be able to attend and vote.

ShareCare

If you hold your shares in ShareCare, we will send you a voting instruction form. You must make sure that you return the completed form to our registrars in Bristol, UK by 12 noon (London time) on Tuesday 2 May 2006. You may also choose to appoint a proxy electronically – details are set out below under the heading 'Electronic Proxy Voting'.

Electronic Proxy Voting

Shareholders on the UK register of members may appoint a proxy electronically. If you wish to submit your proxy form electronically, you will need an internet-enabled PC with an Internet Explorer 4 or Netscape 4 web browser, or a more recent release of those browsers. You will also need your Shareholder Reference Number (SRN) or ShareCare number (SCN), as appropriate, and Personal Identification Number (PIN) (both of which are printed on the enclosed proxy form or voting instruction form) to access the service. Your PIN will expire at 12 noon (London time) on Tuesday 2 May 2006.

Before you can appoint a proxy electronically, you will be asked to agree to the terms and conditions for electronic proxy appointment. It is important that you read these terms and conditions carefully, as they will govern the electronic appointment of your proxy.

You may choose to use the electronic proxy appointment service or, if you wish, you can instead continue to submit your proxy form or voting instruction form by post.

Electronic proxy voting is not available to shareholders whose shares are registered on the branch register in Hong Kong.

Electronic Proxy Voting through CREST

If you are a CREST member and wish to appoint a proxy or proxies by using the CREST electronic proxy appointment service, you may do so by following the procedures described in the CREST manual. If you are a CREST Personal Member or other CREST sponsored member or a CREST member who has appointed a voting service provider, you should refer to your CREST sponsor or voting service provider, who will be able to take the appropriate action on your behalf.

In order for your proxy appointment using CREST to be valid, the appropriate CREST message (a "CREST Proxy Instruction") must be properly authenticated in accordance with CRESTCo's specifications and must contain the information required for these instructions, as described in the CREST manual. The message must be transmitted so as to be received by our agent (ID 3RA50) by 12 noon (London time) on Tuesday 2 May 2006. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Application Host) from which our agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST.

You should note that CRESTCo does not make special procedures available in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is your responsibility to take any necessary action to ensure that messages are transmitted through the CREST system in time. In this connection, you should look at those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in regulation 35(5)(a) of the Uncertificated Securities Regulations 2001, which regulates instructions containing incorrect information and instructions that are improperly sent.

Voting

On a show of hands every ordinary shareholder present in person and every proxy appointed by such shareholder (other than the chairman) and present at the meeting has one vote. On a poll, every ordinary shareholder present in person or by proxy has one vote for every US$2.00 nominal value of ordinary shares held. The nominal value of each ordinary share being US$0.50, means that a member needs to hold four ordinary shares to register one vote on a poll.

Voting results

You can obtain the results of the meeting by telephoning our registrars on or after 5 May 2006. The results of the meeting will be announced to the UK Listing Authority and The Stock Exchange of Hong Kong Limited. A copy of that announcement will be published in the South China Morning Post and the Hong Kong Economic Journal and will appear on our website at www.standardchartered.com/investors on 5 May 2006.

Preference shareholders

Only ordinary shareholders may attend and vote at the AGM. This document is sent to holders of preference shares for information only.

Inspection of documents

The following documents will be available for inspection at 1 Aldermanbury Square, London EC2V 7SB and at the offices of Slaughter and May, 47th Floor, Jardine House, One Connaught Place, Central, Hong Kong from the date of this notice until the end of the AGM and at the Merchant Taylors' Hall from 15 minutes before the AGM until it ends.

- A statement containing particulars of loans and quasi-loans made by the Company in favour of the directors and people connected with them.
- A report prepared by our auditor, KPMG Audit Plc on the statement referred to above.
- Copies of the executive directors' service contracts and that of the Group Chairman.
- Copies of the letters of appointment of non-executive directors.
- The register of directors' interests and the interests of their connected persons in the share capital of the Company.
- The rules of the Standard Chartered 2001 Performance Share Plan, showing the changes proposed in resolution 20.
- The rules of the Standard Chartered 2006 Restricted Share Scheme to be adopted under resolution 21.

Interests in shares

The Company had not been notified before 28 February 2006 (the latest practicable date before the publication of this notice) of any changes in the directors' interests or the substantial shareholders' interests in the Company's ordinary shares from those shown in the Annual Report and Annual Review.

Please also refer to the published version of this announcement in the South China Morning Post and the Hong Kong Economic Journal dated 27 March 2006.

In the case of any conflict between any translation and this English text, this English text shall prevail.

Explanatory notes to the Notice of Annual General Meeting

The notes on the following pages give an explanation of the proposed resolutions.

Resolutions 1 to 14 (inclusive) and Resolutions 18 to 21 (inclusive) are proposed as ordinary resolutions. This means that, for each of those resolutions to be passed, more than half of the votes cast must be in favour of the resolution.

Resolutions 15 to 17 (inclusive) are proposed as special resolutions. This means that, for each of those resolutions to be passed, at least three-quarters of the votes cast must be in favour of the resolution.

Please note that a "vote withheld" (as appears on the proxy form) is not a vote in law and will not be counted in the calculation of the proportion of votes "for" or "against" a resolution.

Resolution 1: Annual Report
The directors are required by law to present, for each financial year, the directors' report, the audited accounts and the independent auditor's report to shareholders at a general meeting.

Resolution 2: Declaration of the final dividend (including share dividend alternative)
Final dividends must be approved by shareholders but cannot be more than the amount recommended by directors. If the meeting approves resolution 2 the final dividend of 45.06 US cents per ordinary share will be paid on 12 May 2006 to those shareholders registered on the UK register at the close of business (London time) on 10 March 2006 and to those shareholders registered on the branch register in Hong Kong at the opening of business (Hong Kong time) on 10 March 2006 in respect of each ordinary share. United Kingdom registered shareholders will receive their dividends in sterling unless they choose to receive US dollars, Hong Kong dollars or shares. Hong Kong registered shareholders will receive their dividends in Hong Kong dollars unless they choose to receive sterling, US dollars or shares. Please see the separate document entitled "2005 Final Dividend".

Resolution 3: Directors' Remuneration Report
The Company is required by law to seek the approval of shareholders of its annual report on remuneration policy and practice. Shareholders are invited to vote on the Directors' Remuneration Report, which may be found on pages 49 to 61 of the annual report and on pages 39 to 51 of the annual review.

Resolutions 4 to 10: Re-election of directors
Under the Company's articles of association, all directors who held office at the time of the two preceding annual general meetings and who did not retire at either of them must retire at the annual general meeting and at every general meeting at least one-third of the existing directors must retire. All of the directors are eligible to seek re-election by shareholders at the annual general meeting, if they so wish.

Mr B K Sanderson, Mr E M Davies, Mr P A Sands, Mr M B DeNoma and Mr R H P Markham are each retiring by rotation and will submit themselves for re-election at this AGM.

In accordance with the Combined Code and under the Company's articles of association, any non-executive director who has served nine years or more on the Board must vacate his office and submit himself for re-election at every AGM. Sir CK Chow and Mr H E Norton have each served nine years or more on the Board of the Company as non-executive directors. They will therefore also be retiring by rotation and will submit themselves for re-election at this AGM. The Board Nomination Committee (the "Committee") has carried out a rigorous review of the performance of these directors and their contribution to the deliberations and decisions of the Board during 2005. The Committee, as part of its review, has taken into account the need for progressive refreshing of the Board and it believes that Sir CK Chow and Mr H E Norton continue to be committed to the Company and independent in character and judgement. The Committee therefore fully supports the proposal to re-elect Sir CK Chow and Mr H E Norton as independent non-executive directors for a further year.

Mr Ho KwonPing has also served nine years on the Board. He will retire at the end of the AGM but will not submit himself for re-election.

Sir CK Chow, Mr H E Norton and Mr R H P Markham are all non-executive directors and therefore do not have contracts of employment.

Mr E M Davies, Mr M B DeNoma and Mr P A Sands each have a contract of employment with a notice period of one year.

Mr B K Sanderson has a contract of employment with similar terms to the executive directors' contracts with a notice period of one year.

All of the directors submitting themselves for re-election are highly experienced and have a broad understanding of the financial services industry. In view of their experience and performance, the Board considers that they will each continue to make a valuable contribution to the Company.

Biographical details of each of the directors standing for re-election are as follows:

E Mervyn Davies CBE*
Group Chief Executive
Appointed to the Board on 16 December 1997 and as Group Chief Executive on 28 November 2001. Before his appointment as Group Chief Executive he was the executive director with responsibility for Hong Kong, China and North East Asia and for Group-wide Technology and Operations. He is a non-executive director of Tesco PLC and of Tottenham Hotspur plc and is Chairman of the Appeal Fundraising Board of Breakthrough Breast Cancer. Age 53 as at the date of the AGM.

Mike DeNoma*

Appointed to the Board on 12 May 2000. He is responsible for the Group's Consumer Banking business worldwide. He joined Standard Chartered in July 1999 with responsibility for Consumer Banking in Asia. He is a member of the board of Singapore Management University and a director of the International Center for Missing and Exploited Children. He is based in Singapore. Age 50 as at the date of the AGM.

Peter Sands*

Appointed to the Board on 14 May 2002. He is responsible for Finance, Risk, Strategy and Technology and Operations. Prior to his appointment he was a director with worldwide consultants McKinsey & Co. He had been with McKinsey since 1988, where he worked extensively in the banking and technology sectors in a wide range of international markets. Age 44 as at the date of the AGM.

Sir CK Chow†

Appointed to the Board on 24 February 1997. He is Chief Executive Officer of MTR Corporation Limited of Hong Kong and is non-executive Chairman of Standard Chartered Bank (Hong Kong) Limited. He is a member of the Hong Kong Tourism Board, the Council of the Chinese University of Hong Kong and the Council of the Hong Kong Institute of Certified Public Accountants. Previously he was Chief Executive Officer of GKN plc and Brambles Industries plc. He was formerly a president of the Society of British Aerospace Companies. He is based in Hong Kong. Age 55 as at the date of the AGM.

Rudy Markham†

Appointed to the Board on 19 February 2001. He is Chief Financial Officer of Unilever. Age 60 as at the date of the AGM.

Hugh Norton†

Senior Independent Director

Appointed to the Board on 7 August 1995. He was formerly a Managing Director of British Petroleum. Age 69 as at the date of the AGM.

Bryan Sanderson CBE

Chairman

Appointed to the Board on 9 December 2002 and as Chairman on 8 May 2003. He spent most of his career with British Petroleum, rising to become a main board director and Chief Executive of BP Chemicals before he retired in 2000. He is Chairman of BUPA, and joint Chairman of the Asia Task Force with the British Secretary of State for Trade and Industry. He is also a non-executive director of Sunderland Limited and of Durham County Cricket Club Holdings Limited and is on the board of directors of the Asian University for Women Support Foundation and the Commonwealth Business Council. Age 65 as at the date of the AGM.

* Executive director
† Independent non-executive director

None of the directors standing for re-election has any relationship with any other director, member of senior management or substantial or controlling shareholder of the Company. The biographical information in respect of each of these directors complies with the disclosure requirements as set out in the Hong Kong Listing Rules. As such no other details pursuant to these listing rules need to be disclosed.

The directors standing for re-election have the following interests in the ordinary shares of the Company as at 28 February 2006, the latest practicable date for determining such information:

Director	Personal interests	Family interests	Other interests	Total
E M Davies	109,291	0	51,602	160,893
M B DeNoma	85,607	0	24,941	110,548
P A Sands	15,641	0	30,961	46,602
Sir CK Chow	15,664	0	0	15,664
R H P Markham	2,302	0	0	2,302
H E Norton	7,500	0	0	7,500
B K Sanderson	147,448	16,159	26,062	189,669

None of the above directors has an interest in the Company's preference shares or loan stock, nor the shares or loan stock of any subsidiary or associated undertaking of the Group.

Current basic annual fees for non-executive directors are US$100,111 (£55,000) with additional fees for ordinary membership or chairmanship of a Board committee as follows:

Committee	Ordinary membership		Chairmanship	
Audit and Risk	US$18,202	(£10,000)	US$63,707	(£35,000)
Board Nomination	US$5,461	(£3,000)		N/A*
Board Remuneration	US$18,202	(£10,000)	US$45,505	(£25,000)
Corporate Responsibility and Community	US$9,101	(£5,000)		N/A*

*B K Sanderson is chairman of the Board Nomination Committee and the Corporate Responsibility and Community Committee. He does not receive any additional fees in his capacity as a member of either Committee.

An additional annual fee of US$36,404 (£20,000) is payable to Mr H E Norton as the Senior Independent Director to reflect the further workload that is associated specifically with this role.

Sir CK Chow is also Chairman of Standard Chartered Bank (Hong Kong) Limited. He receives an all-inclusive fee for his Hong Kong and Standard Chartered PLC Board duties of US$257,159 (HK$2,000,000) per annum.

The Group policy is that base salary levels are set with reference to the median of the FTSE 350 and the Group's key international competitors. Salary levels are reviewed annually by the Board Remuneration Committee taking account of the latest available market data. Any increases in annual base salary are effective from 1 April of the relevant year. The average sterling salary increase for executive directors in 2005 (effective 1 April 2005) was 5.6 per cent. The increases in base salary were intended to align salary levels to those within the market. The annual base salary levels of executive directors as at 1 January 2005 and 31 December 2005 were as follows:

	1 January 2005	31 December 2005	Increase as a % of base salary
E M Davies	US$1,365,150 (£750,000)	US$1,456,160 (£800,000)	6.67%
M B DeNoma	US$755,383 (£415,000)	US$782,686 (£430,000)	3.61%
P A Sands	US$864,595 £475,000)	(US$955,605 (£525,000)	10.5%

In addition, the executive directors are eligible to receive a discretionary annual bonus and a long term incentive award as more fully described on page 51 of the Annual Report and page 41 of the Annual Review.

The compensation arrangements for the Chairman were reviewed in 2004. Following the review, the arrangements were restructured to take effect from 1 January 2005. Mr B K Sanderson, the Chairman, receives a base salary of US$682,575 (£375,000) and an award of shares equal in value, based on the share price at the end of 2004. The share component is delivered in two tranches each year in April and October. He is no longer eligible to participate in the Group's annual bonus and discretionary share plans. The current compensation arrangements for the Chairman will remain unchanged for two years, after which they will be reviewed against prevailing market practice for roles of this type.

Resolutions 11 and 12: Reappointment of auditor and setting of auditor's fees

At each general meeting at which accounts are presented, the Company is required to appoint an auditor to hold office until the end of the next such meeting. KPMG Audit Plc has said that they are willing to continue as the Company's auditor for another year. You are asked to reappoint them and, following normal practice, to authorise the Board to set their fees.

Resolutions 13 and 14: Directors' authority to allot shares

Under section 80 of the Companies Act 1985, the directors may only allot shares, or rights to shares, if shareholders in general meeting have given them authority to do so. The authority given to the directors at last year's annual general meeting to allot shares or rights to shares will expire at the end of this year's annual general meeting. Accordingly, this resolution seeks shareholders' approval to renew this authority.

Resolution 13(a) asks for a new authority to be given to allow the directors to allot shares or rights to shares up to a maximum nominal amount of US$131,986,987, being approximately 20 per cent of the issued ordinary share capital of US$659,934,937 as at 28 February 2006 (which is the latest practicable date before publication of this notice). The Hong Kong Listing Rules do not permit the directors to allot, on a non pre-emptive basis, shares or rights to shares that would represent more than 20 per cent of the issued ordinary share capital as at the date on which the resolution granting them a general authority to allot is passed. Accordingly, resolution 13(a) also restricts the authority of the directors to the 20 per cent threshold.

The directors are also authorised to make allotments, which exceed the 20 per cent authority, in connection with offers to shareholders (such as rights issues), by way of scrip dividend but only up to a maximum aggregate nominal amount (when combined with any allotments made under the general authority) of US$219,978,312. This is approximately 33.3 per cent of the issued ordinary share capital as at 28 February 2006 (which is the latest practicable date before publication of this notice).

As noted in respect of resolution 15 below, there are legal, regulatory and practical reasons why, under an offer to shareholders, such as a rights issue, it may not be possible to issue equity securities to some shareholders, particularly those resident overseas. Resolution 13(b)(i) makes it clear that the authority to make allotments in connection with offers to shareholders covers any such offers in respect of which the directors may make arrangements to deal with such difficulties, and also with fractions of shares.

Notwithstanding the authority to be granted by resolution 13(b), any rights issue or open offer to shareholders will also need to comply with the applicable Hong Kong Listing Rules, and specific shareholder approval for such issues will therefore be obtained if necessary, in accordance with these requirements.

The directors are also authorised under resolution 13(c) to make allotments pursuant to the Company's existing share schemes or those of its subsidiary undertakings adopted prior to the date of the annual general meeting, and, if resolution 21 is passed by shareholders at the annual general meeting, pursuant to the 2006 Restricted Share Scheme.

The new authority will continue in the case of 13(a), 13(b) and 13(c) until the earlier of the end of next year's annual general meeting and 3 August 2007.

The directors have no specific plans to allot shares, except as scrip dividends instead of cash dividends and following the exercise of options and awards under the Company's share schemes. However, the authority gives the directors flexibility to take advantage of business opportunities as they arise.

In accordance with the Hong Kong Listing Rules, resolution 14 seeks to extend the directors' authority to allot shares pursuant to paragraph (a) of resolution 13 to include the shares repurchased by the Company under the authority to be sought by resolution 16.

Resolution 15: Power to allot equity securities for cash without certain formalities
This resolution renews the authority conferred on the directors to allot equity securities for cash, without the need first to offer such shares to existing shareholders in proportion to their shareholdings. Your right to be offered equity securities first in this way is known as a "pre-emption right". The Company's ordinary shares (including any such shares which are held by the Company as treasury shares) and rights to them are "equity securities" as defined in section 94(2) of the Companies Act 1985. If the directors wish to allot or, in the case of any treasury shares, sell equity securities paid for entirely in cash (other than under an employee share scheme), section 89(1) of the Companies Act 1985 requires that the equity securities must first be offered to existing shareholders in proportion to their shareholdings.

In certain circumstances, it may be in the interests of the Company for the directors to be able to allot or, in the case of any treasury shares, sell some equity securities for cash (other than under an employee share scheme) without having to offer them to existing shareholders first. Before this can happen, the shareholders must give up their pre-emption rights.

Resolution 15 deals with this, but only for equity securities up to a maximum total nominal value of US$32,996,746, which was equal to approximately 5 per cent of the Company's issued ordinary share capital as at 28 February 2006 (which is the latest practicable date before the publication of this notice) and represents 65,993,493 ordinary shares of US$0.50 each.

There are legal, regulatory and practical reasons why, under a rights issue or other pre-emptive offer, it may not be possible to issue equity securities to some shareholders, particularly those resident overseas. Resolution 15 also asks for your authority for the directors to make arrangements to deal with such difficulties when making these offers and also for the directors to deal with fractions of shares.

Resolution 16: Authority to purchase ordinary shares
The effect of this resolution is to renew the authority granted to the Company to purchase its own shares up to a maximum of 131,986,987 ordinary shares until the annual general meeting in 2007 at, or between, the minimum and maximum prices specified in this resolution. This is approximately 10 per cent of the Company's issued ordinary share capital as at 28 February 2006 (which is the latest practicable date before the publication of this notice). No repurchases of shares will be conducted on The Stock Exchange of Hong Kong Limited.

The directors believe that it is in the best interests of the Company and all of its shareholders to have a general authority for the Company to buy back its ordinary shares in the market. The directors intend to keep under review the potential to purchase ordinary shares. Purchases will only be made if the directors consider that the purchase would be for the benefit of the Company and shareholders, taking into account relevant factors and circumstances at that time, for example the effect on earnings per share. The Companies Act 1985 now permits the Company to hold any such bought back shares in treasury as an alternative to immediately cancelling them. If the Company purchases any of its ordinary shares and holds them in treasury, the Company may sell these shares (or any of them) for cash, transfer these shares (or any of them) for the purposes of or pursuant to an employee share scheme, cancel these shares (or any of them) or continue to hold them in treasury. Holding such shares in treasury gives the Company the ability to reissue them quickly and cost effectively and provide additional flexibility in the management of the Company's capital base. No dividends will be paid on, and no voting rights will be exercised in respect of, shares held in treasury. The directors intend to decide on whether to cancel shares purchased pursuant to this authority or hold them in treasury based on the interests of the Company and shareholders as a whole at the relevant time.

The Company held no shares in treasury as at 28 February 2006 (which is the latest practicable date before the publication of this notice).

The total number of options to subscribe for ordinary shares outstanding at 28 February 2006 was 45,693,296, which represented 3.5 per cent of the issued ordinary share capital at that date. If the Company were to purchase the maximum number of ordinary shares permitted by this resolution, the options outstanding at 28 February 2006 would represent approximately 3.8 per cent of the issued ordinary share capital.

Resolution 17: Authority to purchase preference shares
The effect of this resolution is to renew the authority granted to the Company to purchase up to 328,388 US dollar preference shares and up to 195,285,000 sterling preference shares. No dollar or sterling preference shares were repurchased in that period.

Whilst it is important to have a capital base which is adequate to allow the business to grow in all areas and which appears to offer an appropriate balance between risk and profitability, it is equally important that the Company does not carry excessive amounts of capital and that it uses the most appropriate mix of capital instruments in the balance sheet. Having the authority to buy back all the preference shares would provide the Company with further flexibility in managing the capital base. Accordingly, the directors believe that it is in the best interests of the Company and its shareholders as a whole to have the authority sought by this resolution.

The directors intend to keep under review the potential to buy back preference shares, taking into account other investment and funding opportunities. The authority will be exercised only if the directors believe that to do so would be in the interests of shareholders generally. As noted above, the Companies Act 1985 now permits the Company to hold any such bought back shares in treasury as an alternative to immediately cancelling them. Accordingly, if the Company purchases any of its preference shares, those shares may be cancelled or held in treasury by the Company. The directors intend to make such decision at the time of purchase based on the interests of the Company and shareholders generally.

Resolutions 18 and 19: Authority to make donations to EU political organisations and incur EU political expenditure
It is the Company's policy and that of its principal subsidiary, Standard Chartered Bank, not to make donations to political parties and there is no intention of changing this policy.

The law governing political donations was changed in 2000 and as a result, payments and activities which were not previously regulated are, in certain circumstances, prohibited without shareholder approval. UK companies must obtain shareholder approval in advance before they, or any of their wholly owned subsidiaries, can make "political donations" or incur "EU political expenditure" of over £5,000 in aggregate over any 12 month period. Routine commercial activities that fall within the Company's ordinary course of business could unintentionally breach the current law, the penalties for which can be severe. To avoid inadvertent infringement of the law, the Board is seeking to renew this authority for the Company and Standard Chartered Bank to make "donations" to "EU political organisations" up to an annual limit of £100,000 and incur "EU political expenditure" up to an annual limit of £100,000 (each as defined by this law), such authority to be effective from 4 May 2006 until the earlier of the end of next year's annual general meeting and 3 August 2007 unless previously renewed, revoked or varied by the Company in general meeting.

Resolution 20: Performance Share Plan
As explained in the Chairman's letter, the Company is keen to ensure that it has the right incentive tools through which it can incentivise senior executives.

Shareholder approval is sought to increase the maximum award level under the 2001 Performance Share Plan ("PSP"). The Company is essentially rebalancing the current incentive arrangements so that awards can be made under the PSP with an equivalent expected value to those made previously under the Executive Share Option Schemes and the PSP combined. However, it is intended that from 2006, share options will be completely removed from the incentive arrangements for executive directors. Options are no longer used for other employees. It is the Board Remuneration Committee's intention that the overall level of incentives awarded under the Company's discretionary share schemes remains broadly level.

The proposal is to increase the maximum value of shares which may be awarded under the PSP in any year to any individual from 200 per cent to 400 per cent of their base salary. It is important to emphasise that this is a maximum limit and awards to this level will only be granted in exceptional circumstances. The Company remains committed to linking awards to performance of both the Company and the individual and will continue to differentiate the levels of awards to executives on this basis. It is proposed that the target award level for executive directors will be 150 per cent of base salary per annum.

The Company also intends to amend the performance conditions under the PSP, with selected changes to the vesting schedule for both Total Shareholder Return ("TSR") and Earnings Per Share ("EPS") elements. In particular, under the proposed TSR vesting schedule:

(a) 15 per cent of the award will vest for median TSR performance over the three year measurement period rather than 20 per cent as is currently the case; and

(b) full vesting will occur if the Company's TSR performance is ranked at least third against the comparator group, rather than at least fourth as is currently the case.

Under the EPS performance condition, 15 per cent of the award will vest for threshold EPS performance (i.e. 15 per cent EPS growth over the three year measurement period) rather than 20 per cent as is currently the case.

A summary of the PSP, including the proposed changes, is set out in the Appendix.

Resolution 21: Restricted Share Scheme
Shareholder approval is sought for the adoption of the Standard Chartered 2006 Restricted Share Scheme (the "2006 RSS").

The existing Restricted Share Scheme (the "1997 RSS") is an important tool for recruiting, motivating and retaining high performing and high potential staff at all levels of the organisation. However, executive directors do not generally receive awards under the 1997 RSS except in exceptional circumstances (for example, on recruitment).

It is expected that the 2006 RSS will play a significant part in the Company's ambition to increase employee share ownership at all levels across its operations internationally. Similar plans can be found in many commercial sectors but they are particularly common in the financial services industry in the UK and internationally.

A summary of the proposed share scheme is set out in the Appendix.

The directors recommend all shareholders to vote in favour of all the resolutions, as the directors intend to do so in respect of their own shares, and consider that the resolutions are in the best interests of the Company and shareholders as a whole.

Appendix

Summary of the Standard Chartered 2001 Performance Share Plan (the "PSP") and the Standard Chartered 2006 Restricted Share Scheme (the "RSS"), collectively referred to as the "Plans"

A. Common features of the Plans

(i) **Administration**

The Plans operate through the Standard Chartered 1995 Employee Share Ownership Plan (the "ESOP"). As the executive directors and the Chairman are within the class of beneficiary of the ESOP, they are deemed to have an interest in the shares held in the ESOP.

(ii) **Eligibility**

The Company's Employee Share Schemes Committee ("ESSC") may invite any employee of the Company or any of its subsidiaries (together the "Group") to participate.

(iii) **Awards**

An award may take the form of a conditional right or a nil price option to acquire a specified maximum number of ordinary shares at no cost to the participant. However, for US tax reasons, an award made to a US taxpayer must take the form of a conditional right to acquire shares. Awards are subject to the limits in paragraph (v) and the individual limits under each Plan set out in sections B (ii) and C (iii) below. PSP awards are also subject to the performance conditions in section B (i) below. RSS awards are not subject to performance conditions.

Awards are normally made during the six weeks following the approval of the Plans by shareholders and otherwise during the period of six weeks from the announcement by the Company of its interim or final results for any financial year (and at other times in exceptional circumstances). No awards may be made more than ten years after the Plans are adopted. Awards are personal to the participant and, except on the death of a participant, may not be transferred.

(iv) **Exercise of Awards**

Participants may normally exercise PSP awards between three and ten years after the date of grant to the extent that the performance conditions have been met.

Participants may normally exercise 50 per cent of RSS awards between two and seven years after the date of grant and the remaining 50 per cent between three and seven years after the date of grant.

Normally, a participant must remain employed by the Group in order to receive their shares. Awards under the RSS will lapse if the participant is adjudged bankrupt. However, in respect of PSP awards, if their employment ceases in certain specified circumstances, such as ill-health, injury, disability, retirement at normal contractual retirement age, redundancy, the sale of the relevant employing company or the transfer of the business in which the participant is employed, they will normally only receive a time apportioned number of shares and to the extent that any applicable performance conditions are met. If a participant ceases employment for any other reason, their awards will normally lapse, unless the Board Remuneration Committee ("BRC") decides otherwise.

If a participant dies, their personal representative may receive a time apportioned number of shares and, where relevant, the performance conditions may be waived at the discretion of the Committee.

(v) **Limits of the Plans**

The ESOP may subscribe for or purchase shares for the Plans. However, the Board may not issue shares to the ESOP at a price less than the higher of (i) the average of the middle market quotation for a share on the Daily Official List of the London Stock Exchange on the dealing day (or the average for the five dealing days) before they are issued or (ii) (if an option is granted to the ESOP to subscribe for shares), the average of the middle market quotation for a share on the Daily Official List of the London Stock Exchange on the dealing day (or the average for the five dealing days) before the grant of the option. In addition, the following limits, which are consistent with those contained in the other schemes operated by the Group, apply to the Plans:

(a) in any ten year period, the number of shares which may be issued or awarded under either of the Plans and any discretionary share scheme established by the Company may not exceed 5 per cent of the issued share capital of the Company from time to time; and

(b) in any ten year period, the number of shares which may be issued or awarded under either of the Plans and any employee share scheme established by the Company may not exceed 10 per cent of the issued share capital of the Company from time to time.

(c) pursuant to the terms of a waiver from strict compliance with the relevant requirements of the Hong Kong Listing Rules the total number of shares which may be issued or awarded under either of the Plans and any employees share schemes established by the Company may not in aggregate exceed 10 per cent of the share capital from time to time.

It is not considered feasible or appropriate to disclose the value of all options that can be granted under the scheme as the limits set out above do not apply to any one plan in isolation.

(vi) **Change of control**

If there is a change of control, scheme of arrangement, reconstruction or amalgamation or winding-up of the Company, participants may receive their shares subject to the consent of the BRC, taking into account, in respect of PSP awards only, the extent to which the performance conditions have been satisfied at that time and, in respect of both Plans, the time that has passed since the award was made and any other relevant criteria.

(vii) Pension rights
Awards of shares under the Plans will not form part of pensionable earnings.

(viii) Variation in share capital
If the share capital of the Company is varied, the ESSC may adjust the number of shares which a participant may acquire and, where relevant, the performance conditions to which an award is subject.

(ix) Amendments
The ESSC may amend the Plans at any time. However, the prior approval of the Company in general meeting will be required for amendments to the advantage of participants relating to eligibility, individual and overall limits, rights to exercise awards and variations of capital except for minor amendments to benefit the administration of the Plans, to take account of any changes in legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment for participants or for any member of the Group.

However, subject to shareholder approval at the AGM in the case of the RSS, the Plans permit the adoption, without further shareholder approval, of corresponding schemes for the benefit of non-UK employees of the Group.

(x) Cash equivalent
Following the exercise of an award, the ESSC may decide that in lieu of a right to receive ordinary shares, a participant shall be paid a cash sum equivalent to the market value of the ordinary shares at that time.

The cash equivalent provisions are intended to be operated in those jurisdictions where, due to securities laws or other regulatory issues, there are difficulties in allotting shares to participants.

B. Key features of the PSP

(i) Performance conditions
The BRC sets appropriate performance conditions each time that awards are made under the PSP. The conditions that apply to the awards are disclosed in the Company's Annual Report for the year concerned.

The BRC may amend the performance conditions which apply to any award if the amended condition would provide a more appropriate measure of performance, as long as the amended condition would be no less demanding to satisfy. In particular, the BRC may increase the earnings per share ("EPS") growth targets if inflation rises significantly.

Current conditions
All awards made under the PSP to date have been subject to the following performance conditions:

First, the Company's total shareholder return ("TSR") is compared to that of a group of other major UK and international banks (the "Comparator Group") over a period of three years. The Comparator Group currently comprises ABN Amro, Bank of America, Bank of East Asia, Barclays, Citigroup, DBS Group, Deutsche Bank, HBOS, HSBC, JP Morgan Chase, Lloyds TSB, Overseas Chinese Banking Corporation, RBS Group and United Overseas Bank.

If the Company's TSR performance is equal to that of the median ranking company in the Comparator Group, participants may exercise 20 per cent of their award. They are not able to exercise any of their award if the Company's TSR is below that of the median ranking company. They are able to exercise 50 per cent of their award if the Company's TSR performance is equal to or greater than that of the Company ranked fourth in terms of TSR performance. The proportion of any award which they may exercise for TSR ranking between these points is calculated on a straight line basis.

Secondly, awards are subject to the following EPS growth targets applied over the same three year performance period. Participants are not able to exercise their award unless the Company's EPS has increased by at least 15 per cent, when they may exercise 20 per cent of the award. They may exercise 50 per cent of their award if the Company's EPS has increased by at least 30 per cent. The proportion of the award which they may exercise for EPS growth between 15 per cent and 30 per cent is calculated on a straight line basis.

Future conditions
The following amendments are to be made to the performance conditions attached to future awards under the PSP. All other aspects of the performance conditions will remain unchanged.

If the Company's TSR performance is equal to that of the median ranking company, participants may exercise 15 per cent of their award. They will be able to exercise 50 per cent of their award if the Company's TSR performance is equal to or greater than that of the Company ranked third in terms of TSR performance. The proportion of any award which they may exercise for TSR ranking between these points will be calculated on a straight line basis.

Further, if the Company's EPS has increased by 15 per cent over the three year performance period, participants may only exercise 15 per cent of their award rather than 20 per cent as is currently the case. If the Company's EPS has increased by at least 30 per cent, 50 per cent of their award is exercisable with the proportion of the award which they may exercise for EPS growth between 15 per cent and 30 per cent calculated on a straight line basis.

(ii) Individual limits
Current limit
The value of shares awarded under the PSP in any financial year to any individual may not exceed 200 per cent of their annual base salary, or such lesser percentage as may be set for any individual or class of participants.

Proposed limit
Shareholder approval is sought to increase the individual limit such that the value of shares awarded under the PSP in any financial year to any individual may not exceed 400 per cent of their annual base salary.

C. Key features of the RSS

(i) General
The RSS will replace the existing 1997 Restricted Share Scheme, under which no further awards will be made.

(ii) Eligibility
Executive directors will only receive awards under the RSS in exceptional circumstances, for example on recruitment.

(iii) Individual limits
The value of shares awarded under the RSS in any financial year to any individual may not exceed 200 per cent of their annual base salary, or such lesser percentage as may be set for any individual or class of participants.

Standard Chartered

Annual General Meeting – 4 May 2006

If there is a question or questions you would like to have addressed at the Annual General Meeting (the "AGM") on 4 May 2006, please write your question(s) here and return this form as indicated below:

Question(s)

____

____

____

____

____

____

____

____

____

We will endeavour to address any issues raised when the item of business to which the question relates is under consideration at the AGM. Any questions submitted that are not relevant to the business of the AGM will be forwarded for the attention of an appropriate executive.

Submitting a question in advance of the AGM does not affect your rights as a shareholder to attend and speak at the AGM.

Signed: ____

Full Name: ____

Shareholder/ShareCare Reference Number: ____

Please return this form to the Company's registrars along with your proxy form/voting instruction form using the prepaid envelope. Shareholders registered in the United Kingdom should return their form to Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol BS13 8FB, United Kingdom **no later than 12 noon on Tuesday 2 May 2006**. Shareholders registered in Hong Kong should return their form to Computershare Hong Kong Investor Services Limited, Hopewell Centre, 46th Floor, 183 Queen's Road East, Wan Chai, Hong Kong **no later than 7.00pm on Tuesday 2 May 2006**.

Registered Office:
1 Aldermanbury Square
London EC2V 7SB
Telephone: 020 7280 7500
www.standardchartered.com

Principal Place of Business in
Hong Kong:
32nd Floor,
4-4A Des Voeux Road Central
Hong Kong

Registered in England and Wales
number 966425


Standard
Chartered

2005 Final Dividend

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

If you are in any doubt as to any aspect of the proposals referred to in this document or as to the action you should take, you should consult a stockbroker, solicitor, accountant or other appropriate independent professional adviser.

If you have sold or transferred all of your shares before Wednesday 8 March 2006, please pass this document and any accompanying forms to the person who arranged the sale or transfer so that they can pass these documents on to the person who now holds the shares. If you have sold or transferred some, but not all, of your shares before Wednesday 8 March 2006, and those shares are included in the number shown in box (1) on your election form or statement of shareholding/ShareCare statement, you should contact the person who arranged the sale or transfer without delay for advice on the action you should take.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this document, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

27 March 2006

Standard Chartered

STANDARD CHARTERED PLC

(Stock Code: 2888)

CONTENTS

PAGE

Letter from the Chairman 3

Timetable 5

Terms of the share dividend 6

Deciding whether to elect for, or continue to elect for, the share dividend 6

How the share dividend helps you and the Company 6

What to do 6

General information 9

Sending in your forms 9

Helpline 9

If you have recently bought or sold shares 9

Payment of cash balances 9

Giving to charity 9

Standing instructions 10

New share certificates 10

Standard Chartered ShareCare 10

Cancellation of the share dividend offer 10

Overseas shareholders 11

Examples 12

Appendix – Tax implication for shareholders receiving the share dividend 13

Gift Aid Declaration Form 15

Standard Chartered

27 March 2006

Dear Shareholder

I am writing to tell you about the arrangements for the 2005 final dividend.

If you held ordinary shares in Standard Chartered PLC (the "Company") at the close of business on Friday 10 March 2006, you are entitled to the 2005 final dividend of 45.06 US cents per ordinary share.

Cash and Share Dividend

Your cash dividend will be paid to you in sterling unless you have chosen to receive it in either US dollars or Hong Kong dollars. As well as offering these three currencies, I am very pleased to tell you that, once again, we are offering you the opportunity of taking your dividend in new fully paid ordinary shares ("new shares") instead of cash. The following document gives details of our arrangements for paying the dividend.

If you want to receive your dividend in sterling, you do not need to do anything (unless you have a standing instruction in place to receive US dollars, Hong Kong dollars or new shares).

If you want to receive your dividend in new shares, US dollars or Hong Kong dollars, please read the following document carefully.

If you have a standing instruction in place to receive new shares, US dollars or Hong Kong dollars, this remains in place and you do not need to do anything if you want to continue receiving your dividends in the same way.

Share Dividend Price

The price of the new shares offered to you instead of the 2005 final cash dividend has been calculated over a five-day period commencing on 8 March 2006 (the date on which the Company's shares were quoted ex-dividend). We will tell you, in your election form, the offer price of the new ordinary shares as well as the number of new shares you are entitled to receive instead of the cash dividend. The following document explains the arrangements for calculating and paying the cash dividend and the share dividend.

The US dollar/sterling and US dollar/Hong Kong dollar exchange rates for the cash dividend will be set on Friday 28 April 2006 and published on the Company's website (www.standardchartered.com/investors) on or around that date.

The share dividend alternative is an economical way for you to increase your shareholding in the Company without paying dealing charges.

Donation to Seeing is Believing

As you may know, the Company supports Seeing is Believing, a fundraising and community investment programme which aims to raise funds for one million sight restorations. You can support this programme by making donations through your share dividend account. Details are available on page 15 of this document. Thank you.

Audio Version of 2005 Final Dividend Document

An audio version of this document is available on either audiocassette or CD. If you require an audio version, please contact our registrars, Computershare Investor Services PLC, with your full name and postal address, and specifying whether you wish to receive an audiocassette or a CD.

If you have any questions about the dividend arrangements, please call our registrars' helpline between 9.00am and 5.00pm (UK time) Monday to Friday, excluding UK public holidays. The telephone number is +44 (0)870 702 0138. The helpline will not be able to give you advice on the merits of the share dividend offer or any financial advice. If you need financial advice you will need to contact an independent professional adviser.

Yours sincerely

Bryan K. Sanderson

Bryan K Sanderson CBE
Chairman

As at the date of this document, the Board of Directors of the Company comprises:

Executive Directors:	Bryan Kaye Sanderson CBE, Evan Mervyn Davies CBE, Michael Bernard DeNoma, Richard Henry Meddings, Kaikhushru Shiavax Nargolwala, Peter Alexander Sands; and
Independent Non-Executive Directors:	Sir CK Chow, James Frederick Trevor Dundas, Valerie Frances Gooding CBE, Ho KwonPing, Rudolph Harold Peter Markham, Ruth Markland, Hugh Edward Norton, Paul David Skinner and Oliver Henry James Stocken.

Standard Chartered PLC
1 Aldermanbury Square
London EC2V 7SB

Registered Office as above
Registered in England and Wales 966425

Timetable

Wednesday 8 March 2006

Date that the ordinary shares were quoted ex-dividend.

If you bought the Company's ordinary shares on or after this date you will not be entitled to the 2005 final dividend on them.

Wednesday 8 March to Tuesday 14 March 2006

Dealing days for calculating the sterling offer price of the new ordinary shares to be offered to you under the scheme (the "share dividend price").

Friday 10 March 2006

Record date for the final dividend.

You will receive the final dividend on the number of ordinary shares registered in your name at the close of business in London on this date.

Tuesday 14 March 2006

US dollar/sterling exchange rate quoted by Standard Chartered Bank at or around 11.00am on this date was used to convert the sterling share dividend price into US dollars.

Wednesday 12 April 2006

If you want to alter a standing instruction in order to receive part or all of your dividend in cash, in a different currency or in new shares, you need to write to our registrars to cancel your existing standing instruction. The registrars need four business days' notice to arrange the cancellation and to issue a new election form. Therefore, your cancellation letter must reach them by 3.00pm on Wednesday 12 April 2006.

Friday 21 April 2006

Your election form or other instructions about this dividend payment must reach our registrars by 3.00pm on this date.

To cancel a standing instruction to receive your dividend wholly in cash, in a different currency or in new shares you must write to the registrars and your letter must be received by them by 3.00pm on this date.

Friday 28 April 2006

US dollar/sterling and US dollar/Hong Kong dollar forward exchange rates quoted by Standard Chartered Bank at or around 11.00am on this date will be used for calculating the sterling and Hong Kong dollar cash dividend.

These exchange rates and the sterling and Hong Kong dollar cash values of the final dividend will be published on the Company's website (www.standardchartered.com/investors) on or around 28 April 2006.

Thursday 11 May 2006

Dividend cheques and share certificates posted.

Friday 12 May 2006

Cash dividend paid and CREST accounts credited with new shares. Expected first day of dealing in new shares.

When deciding whether you want to receive your dividend in cash or in shares, please remember that the price of Standard Chartered PLC shares can go down as well as up and that the value of a Standard Chartered PLC ordinary share on 28 April 2006 (being the date on which the then prevailing US dollar/sterling and US dollar/Hong Kong dollar exchange rates are used for calculating the sterling and Hong Kong dollar cash dividend) may be lower or higher than the share dividend price. Further details on this are given on page 6 in the section headed "Deciding whether to elect for, or continue to elect for, the share dividend".

We are sending this circular to registered holders of preference shares for information only.

If you do not have a standing instruction in place, please complete your election form and send it to our registrars to reach them by 3.00pm on Friday 21 April 2006. Your cash balance will be carried forward to the next dividend payment unless you choose to give it to charity.

If you wish to receive new shares instead of all of your cash dividends in future, please tick box B on your election form to put a standing instruction in place.

6. If you want to receive new shares instead of only some of your cash dividend

If you have a standing instruction in place to receive new shares, please write to our registrars to cancel it. Otherwise, you will receive all of your dividend in shares. You should also ask our registrars to send you an election form. Please complete this and write in box (5) the number of your existing shares on which you want to take the share dividend. We will send you the dividend on the rest of your shares in cash. The registrars require four business days' notice to arrange the cancellation of an existing standing instruction and to complete and return a new election form. In order for our registrars to deal with this request your letter must reach them by 3.00pm on Wednesday 12 April 2006. Your new election form must be completed, signed and returned to our registrars to reach them by 3.00pm on Friday 21 April 2006.

If you do not have a standing instruction in place, please complete the election form enclosed with this document by writing in box (5) the number of your existing shares on which you want to take the share dividend. We will send you the rest of your dividend in cash.

The cash part of your dividend will be paid in sterling unless you tick box D on the election form showing that you want to receive it in US dollars or box E showing that you want to receive it in Hong Kong dollars. The amount of your sterling dividend will be calculated by using the forward US dollar/sterling exchange rate quoted by Standard Chartered Bank at or around 11.00am on Friday 28 April 2006. The amount of your Hong Kong dollar dividend will be calculated by using the forward US dollar/Hong Kong dollar exchange rate quoted by Standard Chartered Bank at or around 11.00 am on Friday 28 April 2006. We can pay your cash straight into your bank or building society account in sterling if you have an account with a bank or building society in the UK, or in US dollars if you have a bank account with a bank in the US, or in Hong Kong dollars if you have a bank account with a bank in Hong Kong. Please contact our registrars for a payment instruction form if you do not already have these arrangements in place.

Please note that if you write in box (5) a number of shares which is more than the number shown in box (1) we will treat your election as though it were based on the number of shares shown in box (1).

All election forms must be returned to our registrars and must reach them by 3.00pm on Friday 21 April 2006.

7. If the number of shares you own is less than the amount needed to qualify for the share dividend

The US dollar equivalent of the share dividend price (the price of each new ordinary share offered to you under the share dividend scheme) is US$24.77885. Assuming you do not have any residual cash balances brought forward from previous dividends, you need to hold 55 or more ordinary shares to qualify for the share dividend on this occasion. The number of shares you need to hold (as at the record date) to qualify for the share dividend is a cash-based calculation and not a ratio-based calculation. It is calculated by dividing the US dollar equivalent of the share dividend price by the US dollar cash value of the final dividend. An example of this calculation can be found on page 12. If you do not qualify for the share dividend on this occasion your dividend will be paid to you in accordance with your existing standing instructions.

If you have a standing instruction in place to receive new shares, we will carry your dividend forward to the next dividend payment if the number of shares you own is less than the amount needed to qualify for the share dividend. If you would like your dividend in cash, please write to our registrars to cancel your existing standing instruction. Your letter must reach them by 3.00pm on Friday 21 April 2006.

If you do not have a standing instruction in place to receive new shares, we will send you your dividend in cash if the number of shares you own is less than the amount needed to qualify for the share dividend. Your cash dividend will be sent to you in sterling unless you tick either box D on your election form showing that you want it in US dollars or box E showing that you want it in Hong Kong dollars.

8. If you do not hold sufficient shares to qualify for the share dividend but the cash value of your dividend entitlement is more than the offer price for a new share under the share dividend alternative

If the cash value of your dividend entitlement (including any residual cash balances brought forward) is more than the share dividend price and if you have a standing instruction in place to receive the share dividend but held insufficient ordinary shares on the record date to qualify for the share dividend alternative, you will still receive the share dividend on this occasion. Any cash balance left over will be carried forward without interest to the next dividend payment.

General information

1. Sending in your forms

Please return the election form to our registrars using the reply-paid envelope provided (for use in the UK only). Letters to request gifts to charity (see below) should be sent to our registrars, Computershare Investor Services PLC, PO Box 1064, The Pavilions, Bridgwater Road, Bristol BS99 3FA, to reach them by 3.00pm on Friday 21 April 2006. If you wish to cancel an existing standing instruction to receive your dividend wholly in cash or in shares, you must write to our registrars and your letter must be received by them by this time and date.

To alter a standing instruction to receive part of your dividend in shares and the rest in cash, you need to write to our registrars to cancel your existing standing instruction. The registrars need four business days' notice to arrange the cancellation and to issue a new election form. Your letter must therefore reach them by 3.00pm on Wednesday 12 April 2006.

Whether you propose to cancel or alter your existing standing instructions your new election form must be completed, signed and returned to our registrars to reach them by 3.00pm on Friday 21 April 2006.

All forms and letters are sent at your own risk. We are not able to acknowledge receipt. If our registrars do not receive your form on time, and you do not have a standing instruction in place to receive new shares, we will send you your dividend in cash.

2. Helpline

If you have any queries about the dividend arrangements or completing the forms, please telephone our registrar's helpline on +44 (0)870 702 0138 between 9.00am and 5.00pm (UK time), Monday to Friday, excluding UK public holidays. The helpline will not be able to give you advice on the merits of the share dividend offer or any financial advice. If you need financial advice you will need to contact an independent professional adviser.

3. If you have recently bought or sold shares

The Company's shares were quoted ex-dividend on Wednesday 8 March 2006. This means that if you bought the Company's shares on or after that date, you are not entitled to the 2005 final dividend on them.

If you bought or sold shares in the Company before Wednesday 8 March 2006, and this is not reflected in the number of shares shown in box (1) on your election form or statement of shareholding/ShareCare statement, you should contact the person who arranged the purchase or sale without delay. Appropriate arrangements can then be made to transfer the dividend.

4. Payment of cash balances

Any accumulated cash balances will be sent to you (without interest) if:

- you sell all of your shares
- you choose to receive some or all of your dividend in cash
- you cancel your standing instruction
- you write to our registrars and ask them to send it to you

Cash balances paid to you in these circumstances will be paid in sterling unless you have asked for them to be paid in US dollars or Hong Kong dollars and will be based on the exchange rate used for the specific dividend payment.

5. Giving to charity

Seeing is Believing is Standard Chartered's fundraising and community investment programme that aims to raise funds for one million sight restorations. In partnership with Sight Savers International, ORBIS International and VISION 2020 (the international body for the elimination of avoidable blindness) Standard Chartered has identified 12 flagship projects in 10 countries. There are 37 million people who are blind in the world but the real tragedy is that three quarters of this blindness could be prevented or cured simply and cheaply. For instance, a donation of just US$30 could restore the sight of someone with a cataract and transform their life, so any donation you make will help us in our fight against avoidable blindness.

Following payment of the share dividend any residual cash balances are paid to you or carried forward to the next dividend payment in accordance with your existing standing instructions. However, you can also choose to donate your cash balance to Seeing is Believing through Sight Savers International. To support Seeing is Believing in this way, please tick box C on your election form. If you choose to donate your cash balance to Sight Savers International and you are a UK taxpayer your donation could be worth an additional 28 per cent to the charity, at no extra cost to you, if you also choose to make a gift aid declaration. A gift aid declaration will enable Sight Savers International to reclaim the basic rate of income tax on your donation from UK HM Revenue & Customs. If you are eligible to make a gift aid declaration, please complete and sign the gift aid declaration form on page 15 of this dividend document and return it to Sight Savers International.

The funds raised will go towards cataract operations, training of eye care doctors, building of training facilities and vision centres.

6. **Standing instructions**

Setting up

You can receive shares instead of cash for this dividend and future dividends by completing a standing instruction.

- To do this complete the election form and tick boxes A and B. Please send the form to our registrars.
- You will receive new shares on the same terms as any future share dividend offer made to all shareholders.
- Standing instructions for the share dividend can only be used if you wish to take all of your dividend in shares. We will carry any cash balances forward (unless you ask us to give them to the Company's chosen charity).
- If you wish to receive new shares instead of only some of your dividend, do not complete a standing instruction.
- If you set up a standing instruction, we will send you a statement when the next dividend is paid which shows the number of shares registered in your name that qualify for the dividend and the amount of any cash balances carried forward.
- If you sell some of your shares or buy more, your standing instruction will apply to your new holding.

Cancelling

- You may cancel your standing instruction at any time by writing to our registrars. If you wish to cancel your standing instruction for this dividend, please write to them. The registrars must receive your letter by 3.00pm on Friday 21 April 2006.
- We will cancel a standing instruction if a shareholder dies.
- We will cancel your standing instruction if you sell or transfer all of your shares.

7. **New share certificates**

The Company will apply to the UK Listing Authority and to the Listing Committee of The Stock Exchange of Hong Kong Limited for the new shares to be listed and to the London Stock Exchange for the shares to be admitted to trading on the London Stock Exchange. Subject to admission of new shares to the Official List and to listing approval from The Stock Exchange of Hong Kong Limited, share certificates held in certificated form (where they are usually registered in your own name) will be posted to you, at your own risk, on Thursday 11 May 2006. If your shares are held in uncertificated form (where they are registered in the name of a nominee) CRESTCo Limited will be instructed to credit your stock account with the appropriate number of new shares on Friday 12 May 2006. The new shares will have the same rights as the shares you hold already and give you the same rights and future dividends.

Dealings in the new shares are expected to begin on Friday 12 May 2006. However, if the new shares are not listed and admitted to trading on the London Stock Exchange and The Stock Exchange of Hong Kong Limited by Tuesday 9 May 2006, the Company will not issue any new shares and you will receive all of your dividend in cash.

Standard Chartered ShareCare

If you hold your shares through ShareCare you will still be able to receive the share dividend. You will find enclosed with this document a ShareCare election form or ShareCare statement depending upon your current standing instruction. If you have chosen to receive the share dividend, the shares will be automatically added to your account on Friday 12 May 2006.

ShareCare allows you to hold your Standard Chartered ordinary shares in a nominee account. Your shares will be held in electronic form, so you will no longer have to worry about keeping your share certificate(s) safe.

If you join ShareCare, you will be still be invited to attend the Company's AGM and you will receive your dividend at the same time as other shareholders. You can also take the share dividend without the bother of receiving a new share certificate each time. ShareCare is free to join and there are no annual fees to pay.

If you would like to receive more information about ShareCare please call the ShareCare helpline on +44 (0)870 702 0138.

Cancellation of the share dividend offer

The directors may cancel the share dividend offer in accordance with the relevant provisions of the Articles of Association of the Company at any time before the new shares have been issued. If the directors decide to do this we will write to you.

Tax

Details of the tax implications for you if you choose to receive the share dividend and are resident in the United Kingdom or United States are given in the Appendix on pages 13 and 14 of this document.

If you are unsure about how your tax position is affected, please contact an appropriate independent professional adviser.

Overseas shareholders

General

If you live outside the United Kingdom this document is only an invitation for you to take up the share dividend offer if it could be made where you live without the Company having to meet any legal or registration requirements.

It is your responsibility to make sure that any legal requirements are met and/or that any necessary agreements are obtained.

All references to time in this document are to UK time, unless otherwise indicated.

In the case of any conflict between any translation and the English version of this document, the English text shall prevail.

You can get more copies of this document and the election forms from our registrars until Friday 21 April 2006.

United States ("US") shareholders

The share dividend is available to shareholders who live in the US. However, the Company's shares have not been registered under the United States Securities Act of 1933 (as amended) (the "Securities Act") or under the law of any state in the US. Shares may not be sold or transferred to anyone in the US unless an exemption from registration is available. Shares may be sold or transferred outside the US in accordance with Regulation S under the Securities Act. An individual person resident in California, Georgia or Oregon may not receive the share dividend. Any entity located in California, Georgia or Oregon that chooses to elect the share dividend in so choosing represents that it is an institutional investor of one of the following types: any bank, savings and loan association or savings institution, trust company, insurance company, investment company registered under the Investment Company Act of 1940, pension or profit-sharing plan or trust (other than a self-employed individual retirement account), federal, state and local governments, government agencies and instrumentalities; in California and Oregon only: qualified institutional buyer as defined in Rule 144A; in California only: 501(c)(3) organisation that has total assets of not less than US$5 million, any corporation with a net worth on a consolidated basis of not less than US$14 million, any wholly-owned subsidiary of any of the foregoing; in Georgia only: a real estate investment trust or small business investment corporation (SBIC); or in Oregon only: a mortgage banker, the Federal National Mortgage Association, the Federal Home Loan Mortgage Corporation, the Federal Housing Administration, the United States Department of Veterans Affairs and the Government National Mortgage Association.

If you are a US shareholder you should consider the possible tax consequences described in the Appendix.

Hong Kong shareholders

The share dividend is available to shareholders whose shares are registered on the Company's Hong Kong share register. Shareholders in Hong Kong have been sent a separate circular and election form.

Canadian shareholders

The share dividend is available to shareholders who live in Canada. However, you may not sell or transfer the shares in certain provinces of Canada unless such a sale is covered by an exemption from the appropriate provincial securities legislation.

Examples

Note: the examples below are for illustrative purposes only.

- **The cash dividend is 45.06 US¢ per share.**
- **The price of one new share (under the share dividend) is US$24.77885.**
- **A holding of 1,500 shares is assumed for the following examples.**

Example 1

You choose to receive all of your dividend in new shares.

Cash value of your dividend =
1,500 shares x 45.06 US¢ = US$675.90*
Number of new shares = US$675.90* ÷ US$24.77885 = 27.277 shares
Rounded down to 27 new shares
Value of new shares = 27 x US$24.77885 = US$669.03

In this case the cash balance of US$6.87 will be carried forward to the next dividend or, if you choose, paid to charity.

*Add this to any cash balance brought forward from the previous dividend.

Example 2

You choose to receive the share dividend on only 750 of your shares.

Cash value of your dividend =
750 shares x 45.06 US¢ = US$337.95*
Number of new shares = US$337.95* ÷ US$24.77885 = 13.64 shares
Rounded down to 13 new shares
Value of new shares = 13 x US$24.77885 = US$322.13

In this case, unless you have asked to receive your cash balance in US dollars or Hong Kong dollars the cash balance of US$15.82 will be added to your cash dividend and US$353.77 will be converted to sterling using the forward US dollar/sterling exchange rate on Friday 28 April 2006 and paid to you by cheque or direct into your bank or building society account if you have completed a mandate form.

Example 3

You wish to receive all of your dividend in cash in sterling.

You do not need to do anything unless you have previously put a standing instruction in place to receive shares, US dollars or Hong Kong dollars for all of your future dividends. You will then need to cancel the standing instruction by writing to our registrars to be received by them by 3.00pm on Friday 21 April 2006.

Example 4

You wish to receive shares for this dividend and all future dividends.

If you have not yet put a standing instruction in place, please complete the election form and tick boxes A and B to do so.



Do you want your dividend in shares?
YES
NO
Do you have a standing instruction to receive shares?
YES
NO
You do not need to do anything. We will give you shares in line with your standing instruction.
If you want to receive all of this dividend in shares.
If you want to receive all of this dividend and future dividends in shares.
If you want to receive some of the dividend in cash and some in shares.
Tick box A on your election form. Sign, date and return the form.
Tick boxes A and B on your election form. Sign, date and return the form.
Enter in box (5) on the election form, the number of existing shares on which you would like to receive the share dividend. Sign, date and return the form.
If you want to receive your cash balance in US dollars you should tick box D, or for Hong Kong dollars tick box E on your election form. Sign, date and return the form.
Do you have a standing instruction to receive shares?
YES
NO
Write to the Company's registrars to cancel the instruction and tell them to pay the cash dividend in either sterling, US dollars or Hong Kong dollars. The registrars must receive your letter by 3.00pm on Friday 21 April 2006.
If you want to receive your cash dividend in sterling, and you have not previously asked for US dollars or Hong Kong dollars, you do not need to do anything. Your dividend will be paid in the usual way.
If you want to receive your cash dividend in US dollars you should tick Box D, or for Hong Kong dollars tick box E on your election form. Sign, date and return the form.

Appendix

Tax implications for shareholders receiving the share dividend

United Kingdom ("UK") taxation

If you choose to receive the share dividend the effect on your tax position will depend upon your particular circumstances. We have been advised that, under current UK law and practice, the tax consequences for shareholders receiving the share dividend instead of a cash dividend will be broadly as described below.

UK resident individuals

If you are an individual resident in the UK you will be treated as having received gross income of an amount which, when reduced by income tax at a rate of 10 per cent, is equal to the cash equivalent of the new shares and as having paid income tax at the rate of 10 per cent on that gross income. Generally, the cash equivalent of the new shares is an amount equal to the cash dividend that you would have received had you not chosen to take the share dividend, subject to what is said in "Substitution of values for calculation of tax" below.

If you pay basic or lower rate income tax you will not have to pay any more income tax in respect of the share dividend.

If you pay income tax at the higher rate you will have to pay higher rate tax of 32.5 per cent on the gross amount. You will, therefore, have to pay additional income tax of 22.5 per cent on the gross amount (the difference between 32.5 per cent and the ordinary rate of 10 per cent treated as having been paid).

For example, if you receive a share dividend equivalent to £80, the gross amount of the dividend will be treated as being £88.89. If your total income is above the threshold for higher rate income tax, you will be taxable on £88.89 at 32.5 per cent (£28.89 less the £8.89 treated as having been paid). This would leave you with an additional tax charge of £20.

If you have an income tax liability which is less than the lower rate you will not be able to claim repayment of the excess of that income tax over your income tax liability (whether you elect to receive the share dividend or the cash dividend).

For capital gains tax purposes, the shares you receive instead of the cash dividend will be treated as a separate holding of shares from your existing shareholding and the base cost of this new holding will be the cash equivalent of the new shares.

UK resident trustees

A trustee of a UK resident trust which is normally liable to pay income tax at the currently applicable rate of 40 per cent will be liable to pay tax on dividend income at the currently applicable rate (32.5 per cent) on the gross amount of the dividend (as described above).

The capital gains tax position for UK resident trustees will be similar to that applying to UK resident individuals as described above.

UK resident corporate shareholders

If you are a UK resident corporate shareholder electing to receive the share dividend instead of the cash dividend, you will not be charged corporation tax on the new shares issued to you.

For the purposes of calculating your liability to corporation tax on chargeable gains you, as a corporate shareholder, will be treated as not having paid any money for the new shares and they will be treated as part of, and as having been acquired at the same time as, your existing shareholding in the Company.

UK resident gross funds and charities

Neither gross funds nor charities will be entitled to make any tax repayment claim (whether they elect to receive the share dividend or the cash dividend).

Stamp duty and stamp duty reserve tax

If you choose to take the share dividend you will not generally have to pay stamp duty or stamp duty reserve tax on the allotment and issue of your new shares.

Substitution of values for calculation of tax

If the difference between, on the one hand, the amount of the cash dividend that you would have received had you not chosen to take the share dividend and, on the other hand, the market value of the new shares on the first day when dealing in the new shares begins on the London Stock Exchange is 15 per cent or more of that market value, then that market value of the new shares on the first day of dealing is used to value the shares for the purpose of calculating how much tax you have to pay. If this is the case, we will inform you.

Accounting statement

You will be sent an accounting statement which will show the gross cash value of the share dividend and the amount of income tax treated for tax purposes as having been paid on that amount.

Taxation of United States ("US") shareholders

IRS Circular 230 Notice. To ensure compliance with Internal Revenue Circular 230, shareholders are hereby notified that:

(a) any discussion of US federal tax issues contained or referred to in this document or any document referred to herein is not intended or written to be used, and cannot be used, by shareholders for the purpose of avoiding penalties that may be imposed on them under the Internal Revenue Code;

(b) such discussion is written for use in connection with the promotion or marketing of the transactions or matters addressed herein; and

(c) shareholders should seek advice based on their particular circumstances from an independent tax adviser.

For US federal income tax purposes, if you receive new shares as a US shareholder (as defined below), you will be treated as having received a cash dividend of an amount equal to the fair market value of the new shares on the date of distribution (for US federal income tax purposes). Your tax basis in any new shares received will be equal to the fair market value of the new shares on the date of distribution and your holding period in such shares will generally begin on the day following the day of distribution. You will also be subject to tax currently on any portion of your dividend payment that is carried forward to the next dividend payment.

For the purposes of this section, the term "US shareholder" means an individual who is a citizen or resident of the United States for United States federal income tax purposes, an estate or trust subject to United States taxation without regard to the source of its income, or a corporation created or organised in or under the laws of the United States or any State or the District of Columbia.

If you are a US shareholder you are strongly urged to take advice regarding the tax consequences before choosing to receive new shares.

General

This summary of the tax treatment of share dividends is not exhaustive and is only a general guide. In particular, it does not consider your position if you are not resident in the UK or the US for tax purposes or the position of shareholders who may be regarded as acquiring the new shares as part of a trading activity. This summary does not address the tax treatment of the receipt by you of any cash balance (referred to on pages 7 to 11) of this document.

If you are not sure as to how you will be affected if you choose to receive the share dividend, or if you are uncertain of your tax position, you should consult an appropriate independent professional adviser.


We have
a vision
Seeing is
Believing

Seeing is Believing

Together we can raise enough funds for one million sight restorations

It can cost as little as US$30 for a cataract operation. Give US$30 and let someone see again.

Gift Aid Declaration

If you are a UK taxpayer please tick the box below so we can claim back 28p from the Inland Revenue for every £1 you give at no extra cost to you.

I am a UK taxpayer and would like Sight Savers International to reclaim the tax on all gifts made on or after 6 April 2000 until I notify you otherwise.

Signature Date

In order for the charity to reclaim the Gift Aid, your full name and home address must also be supplied.

Full Name (please print in BLOCK caps)

Address

Postcode

Tel Fax

Email

The charity and its subsidiaries may contact you with more information about their activities. Please tick this box if you wish to receive information. ☐

In order for the charity to reclaim the Gift Aid you must have paid an amount of UK Income Tax or Capital Gains Tax at least equal to the tax that the charity will reclaim in the tax year.

Sight Savers International is a registered charity No 207544.

If you have any enquiries, please contact Sight Savers International on telephone number +44 (0)1444 446600.

Please return your completed form to Sight Savers International, Grosvenor Hall, Bolnore Road, Haywards Heath, West Sussex RH16 4BX.

Registered Office:
1 Aldermanbury Square
London EC2V 7SB
Telephone: +44 (0)20 7280 7500
www.standardchartered.com

Principal Place of Business in Hong Kong:
32nd Floor, 4-4A Des Voeux Road Central
Hong Kong

Registered in England and Wales
number 966425

FILE: 82-5188



2006 Interim Dividend

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

If you are in any doubt as to any aspect of the proposals referred to in this document or as to the action you should take, you should consult a stockbroker, solicitor, accountant or other appropriate independent professional adviser.

If you have sold or transferred all of your shares before Wednesday 16 August 2006, please pass this document and any accompanying forms to the person who arranged the sale or transfer so that they can pass these documents on to the person who now holds the shares. If you have sold or transferred some, but not all, of your shares before Wednesday 16 August 2006, and those shares are included in the number shown in box (1) on your election form or statement of shareholding, you should contact the person who arranged the sale or transfer without delay for advice on the action you should take.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this document, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

1 September 2006

Standard Chartered

STANDARD CHARTERED PLC

(Stock Code: 2888)

CONTENTS

	PAGE
Letter from the Chairman	1
Timetable	2
Terms of the share dividend	3
Deciding whether to elect for, or continue to elect for, the share dividend	3
How the share dividend helps you and the Company	3
What to do	3
General information	6
Sending in your forms	6
Helpline	6
If you have recently bought or sold shares	6
Payment of cash balances	6
Giving to charity	6
Standing instructions	7
New share certificates	7
Cancellation of the share dividend offer	7
Overseas shareholders	7
Examples	9
Appendix-Taxation	10

Standard Chartered

1 September 2006

Dear Shareholder

I am writing to tell you about the arrangements for the 2006 interim dividend.

If you held ordinary shares in Standard Chartered PLC (the "Company") at the opening of business (9.00am Hong Kong time) on Friday 18 August 2006, you are entitled to the 2006 interim dividend of 20.83 US cents per ordinary share.

Cash and Share Dividend

Your cash dividend will be paid to you in Hong Kong dollars unless you have chosen to receive it in either US dollars or sterling. As well as offering these three currencies, I am very pleased to tell you that, once again, we are offering you the opportunity of taking your dividend in new fully paid ordinary shares ("new shares") instead of cash. The following document gives details of our arrangements for paying the dividend.

If you want to receive your dividend in Hong Kong dollars, you do not need to do anything (unless you have a standing instruction in place to receive US dollars, sterling or new shares).

If you want to receive your dividend in new shares, US dollars or sterling, please read the following document carefully.

If you have a standing instruction in place to receive new shares, US dollars or sterling, this remains in place and you do not need to do anything if you want to continue receiving your dividends in the same way.

Share Dividend Price

The price of the new shares offered to you instead of the 2006 interim cash dividend has been calculated over a five-day period commencing on 16 August 2006 (the date on which the Company's shares were quoted ex-dividend). We will tell you, in your election form, the offer price of the new ordinary shares as well as the number of new shares you are entitled to receive instead of the cash dividend. The following document explains the arrangements for calculating and paying the cash dividend and the share dividend.

The US dollar/sterling and US dollar/Hong Kong dollar exchange rates for the cash dividend will be set on Friday 29 September 2006 and published on the Company's website (www.standardchartered.com/investors) on or around that date.

The share dividend alternative is an economical way for you to increase your shareholding in the Company without paying dealing charges.

Donation to Seeing is Believing

As you may know, the Company supports Seeing is Believing, a fundraising and community investment programme that aims to restore sight and prevent avoidable blindness. We reached our target of raising US$6 million to contribute to one million sight restorations. However, with your help, we would like to continue investing in supporting sight restoration operations, education and prevention programmes for those most at risk from avoidable blindness. You can support this programme by making donations through your share dividend account. Details are available on page 6 of this document. Thank you.

If you have any questions about the dividend arrangements, please call our registrars' helpline between 9.00am and 6.00pm (Hong Kong time) Monday to Friday, excluding Hong Kong public holidays. The telephone number is +852 2862 8628. The helpline will not be able to give you advice on the merits of the share dividend offer or any financial advice. If you need financial advice you will need to contact an independent professional adviser.

Yours sincerely

Bryan K Sanderson CBE

Chairman

Standard Chartered PLC
1 Aldermanbury Square
London EC2V 7SB

Registered Office as above
Registered in England and Wales 966425

Timetable

Wednesday 16 August 2006

Date that the ordinary shares were quoted ex-dividend.

If you bought the Company's ordinary shares on or after this date you will not be entitled to the 2006 interim dividend on them.

Wednesday 16 August to Tuesday 22 August 2006

Dealing days for calculating the sterling offer price of the new ordinary shares to be offered to you under the scheme (the "share dividend price").

Friday 18 August 2006

Record date for the interim dividend.

You will receive the interim dividend on the number of ordinary shares registered in your name at the opening of business (9.00am) in Hong Kong on this date.

Tuesday 22 August 2006

US dollar/sterling exchange rate quoted by Standard Chartered Bank at or around 11.00am (UK time) on this date was used to convert the sterling share dividend price into US dollars.

Friday 15 September 2006

If you want to alter a standing instruction in order to receive part or all of your dividend in cash, in a different currency or in new shares, you need to write to our registrars to cancel your existing standing instruction. The registrars need at least four business days' notice to arrange the cancellation and to issue a new election form. Therefore, your cancellation letter must reach them by 3.00pm on Friday 15 September 2006.

Monday 25 September 2006

Your election form or other instructions about this dividend payment must reach our registrars by 3.00pm on this date.

To cancel a standing instruction to receive your dividend wholly in cash, in a different currency or in new shares you must write to the registrars and your letter must be received by them by 3.00pm on this date.

Friday 29 September 2006

US dollar/sterling and US dollar/Hong Kong dollar forward exchange rates quoted by Standard Chartered Bank at or around 11.00am (UK time) on this date will be used for calculating the sterling and Hong Kong dollar cash dividend.

These exchange rates and the sterling and Hong Kong dollar cash values of the interim dividend will be published on the Company's website: www.standardchartered.com/investors on or around 29 September 2006. Please note this information will not be available on our website before this date.

Tuesday 10 October 2006

Dividend cheques and share certificates posted.

Wednesday 11 October 2006

Cash dividend paid and CCASS accounts credited with new shares. Expected first day of dealing in new shares.

When deciding whether you want to receive your dividend in cash or in shares, please remember that the price of Standard Chartered PLC shares can go down as well as up and that the value of a Standard Chartered PLC ordinary share on 29 September 2006 (being the date on which the then prevailing US dollar/sterling and US dollar/Hong Kong dollar exchange rates are used for calculating the sterling and Hong Kong dollar cash dividend) may be lower or higher than the share dividend price. Further details on this are given on page 3 in the section headed "Deciding whether to elect for, or continue to elect for, the share dividend".

We are sending this circular to registered holders of preference shares for information only.

Terms of the share dividend

You may choose to receive new ordinary shares instead of some or all of the cash dividend.

The basis of your entitlement to new ordinary shares is based on the US dollar equivalent of the share dividend price. The share dividend price is the average closing price for the Company's ordinary shares on the London Stock Exchange for the five dealing days commencing on Wednesday 16 August 2006, the dealing day on which the Company's ordinary shares were first quoted ex-dividend. The US dollar equivalent of the £13.2360 share dividend price is US$25.03589. That figure was calculated using the US dollar/sterling exchange rate of 1.8915 quoted by Standard Chartered Bank at or around 11.00am (UK time) on Tuesday 22 August 2006. If you elect for the share dividend you will receive approximately one new ordinary share for every 120.19 ordinary shares you hold.

To qualify for the share dividend you therefore need to have held at least 121 ordinary shares (120.19 rounded up to the nearest whole number) as at 9.00am (Hong Kong time) on 18 August 2006 (the "record date"). If you held insufficient ordinary shares on the record date and/or the cash value of your dividend (including any residual cash balances brought forward from previous dividends) is less than the offer price for a new share, you will not be able to receive the share dividend on this occasion and your dividend will be paid to you in cash unless you have a standing instruction in place to receive new shares in which case your dividend payment will be carried forward without interest and added to the next dividend payment.

If the cash value of your dividend entitlement (including any residual cash balances brought forward) is more than the share dividend price and if you have a standing instruction in place to receive the share dividend but held insufficient ordinary shares on the record date to qualify for the share dividend offer, you will still receive the share dividend on this occasion. Any cash balance left over will be carried forward without interest to the next dividend payment.

You can only receive a whole number of new shares. We will not issue fractions of a share. If you choose to take shares for only some of your dividend, the rest will be paid to you in cash. The cash part of your dividend will be paid in Hong Kong dollars unless you ask for it to be paid in US dollars or sterling.

Once we receive your election form for this dividend you cannot cancel it.

Deciding whether to elect for, or continue to elect for, the share dividend

When deciding whether you want to receive your dividend in cash or in shares, please remember that the price of Standard Chartered PLC shares can go down as well as up and that the value of a Standard Chartered PLC ordinary share on 29 September 2006 (being the date on which the then prevailing US dollar/sterling and US dollar/Hong Kong dollar exchange rates are used for calculating the sterling and Hong Kong dollar cash dividend) may be lower or higher than the share dividend price (as a result of share price movement and/or movement in the US dollar/sterling exchange rate and/or movement in the US dollar/Hong Kong dollar exchange rate). Whether or not it is to your advantage to elect to receive new ordinary shares in lieu of a cash dividend or to elect to receive payment in US dollars, sterling or Hong Kong dollars is a matter for individual decision by each shareholder. Standard Chartered PLC does not accept any responsibility for your decision. If you are not sure what to do, please contact an appropriate independent professional adviser.

How the share dividend helps you and the Company

You

The share dividend alternative is an economical way for you to increase your shareholding in the Company without paying dealing charges.

The Company

The Company's reserves increase as a result of the Company issuing new shares instead of paying cash. To the extent that shareholders take up the share dividend alternative, the Company saves cash outflow and retains greater reserves that can be put to use in developing the business for the benefit of shareholders.

If all shareholders choose to receive the cash dividend the charge to the Company's reserves will be approximately US$277 million. The applicable tax credit is the sterling equivalent of approximately US$30.8 million.

If all shareholders choose to receive new shares in lieu of the cash dividend, the Company would issue approximately 11 million new shares, an increase of approximately 0.83 per cent in its existing issued ordinary share capital.

What to do

1. If you want to receive your dividend in Hong Kong dollars

If you want to receive the 2006 interim cash dividend in Hong Kong dollars and you do not have a standing instruction in place to receive your dividend in shares, US dollars or sterling, you do not need to do anything. We will send you your cash dividend in Hong Kong dollars.

If you do have a standing instruction in place to receive your dividend in shares, US dollars or sterling, and you want to receive the 2006 interim cash dividend in Hong Kong dollars, please write to our registrars and ensure your correspondence to cancel your existing standing instruction is received by 3.00pm on Monday 25 September 2006.

The amount in Hong Kong dollars that you will get will be calculated by using the forward US dollar/Hong Kong dollar exchange rate quoted by Standard Chartered Bank at or around 11.00am (UK time) on Friday 29 September 2006 and published on our website at www.standardchartered.com/investors on or around that date. Please note this information will **not** be available on our website before this date.

As an example, if we had used the exchange rate quoted on Tuesday 22 August 2006 (being the last practicable date prior to the printing of this circular) of 7.7764, the dividend in Hong Kong dollars would have been approximately 1.6198 dollars per share.

We can pay your cash dividend in Hong Kong dollars straight into your bank account provided your account is held with a bank in Hong Kong. Please contact our registrars for a form if you do not already have these arrangements in place.

2. If you want to receive your dividend in US dollars

If you have a standing instruction in place to receive your cash dividend in US dollars, you do not need to do anything. We will send you your cash dividend in US dollars.

If you want to receive the 2006 interim cash dividend and future dividends in US dollars and you do not have a standing instruction in place to receive your dividend in US dollars, you need to tick box D on the election form enclosed with this document. We will then send you your cash dividend in US dollars. If you want your cash dividend paid directly into a US dollar account, we can arrange this for you, provided your account is held with a bank in the US. Please contact our registrars for a form.

Please complete your election form and send it to our registrars to reach them by 3.00pm on Monday 25 September 2006. If your standing instructions are not received by this deadline your cash dividend will be paid to you in Hong Kong dollar or in accordance with your existing standing instructions.

3. If you want to receive your dividend in sterling

If you have a standing instruction in place to receive your cash dividend in sterling, you do not need to do anything. We will send you your cash dividend in sterling.

If you want to receive the 2006 interim cash dividend and future dividends in sterling and you do not have a standing instruction in place to receive your dividend in sterling, you need to tick box E on the election form enclosed with this document. We will then send you your cash dividend in sterling. If you want your cash dividend paid directly into a sterling account, we can arrange this for you, provided your account is held with a bank or building society in the UK. Please contact our registrars for a form.

Please complete your election form and send it to our registrars to reach them by 3.00pm on Monday 25 September 2006. If your standing instructions are not received by this deadline your cash dividend will be paid to you in Hong Kong dollars or in accordance with your existing standing instructions.

The amount in sterling that you will get will be calculated using the forward sterling/US dollar exchange rate quoted by Standard Chartered Bank at or around 11.00am (UK time) on Friday 29 September 2006 and published on our website at www.standardchartered.com/investors on or around that date. Please note this information will **not** be available on our website before this date.

As an example, if we had used the exchange rate quoted on Tuesday 22 August 2006 (being the last practicable date prior to the printing of this circular) of 1.8915, the dividend in sterling would have been approximately 11.01 pence per share.

4. If you have a standing instruction in place to receive your dividend wholly in new shares, but you want cash

If you have a standing instruction in place to receive your dividend wholly in new shares but want to receive part or all of your dividend in cash, you will need to cancel your existing standing instructions.

To cancel a standing instruction to receive your dividend wholly in new shares, you must write to the registrars to cancel your existing standing instruction and your letter must be received by them by 3.00pm on Monday 25 September 2006.

If you want to alter a standing instruction so that you receive part of your dividend in new shares and the rest in cash, you need to write to our registrars to cancel your existing standing instruction. The registrars need at least four business days' notice to arrange the cancellation and to issue a new election form. Your letter must therefore reach them by 3.00pm on Friday 15 September 2006. Your new election form must be completed, signed and returned to our registrars to reach them by 3.00pm on Monday 25 September 2006.

5. If you want to receive new shares instead of all of your cash dividend

If you have a standing instruction in place to receive new shares, you do not need to do anything. We will automatically give you new shares.

We cannot issue fractions of a share so you might have a small amount of cash left over after receiving your new shares (the "cash balance"). We will carry this cash balance forward to the next dividend payment, unless you choose to give it to charity (please refer to page 6 for details).

If you do not have a standing instruction in place, please complete your election form and send it to our registrars to reach them by 3.00pm on Monday 25 September 2006. Your cash balance will be carried forward to the next dividend payment unless you choose to give it to charity.

If you wish to receive new shares instead of all of your cash dividends in future, please tick box B on your election form to put a standing instruction in place.

6. If you want to receive your dividend partly in new shares and partly in cash

If you have a standing instruction in place to receive new shares, please write to our registrars to cancel it. Otherwise, you will receive all of your dividend in shares. You should also ask our registrars to send you an election form. Please complete this and write in box (5) the number of your existing shares on which you want to take the share dividend. We will send you the dividend on the rest of your shares in cash. The registrars require at least four business days' notice to arrange the cancellation of an existing standing instruction and to issue a new election form. In order for our registrars to deal with this request your letter must reach them by 3.00pm on Friday 15 September 2006. Your new election form must be completed, signed and returned to our registrars to reach them by 3.00pm on Monday 25 September 2006.

If you do not have a standing instruction in place, please complete the election form enclosed with this document by writing in box (5) the number of your existing shares on which you want to take the share dividend. We will send you the rest of your dividend in cash.

The cash part of your dividend will be paid in Hong Kong dollars unless you tick box D on the election form showing that you want to receive it in US dollars or box E showing that you want to receive it in sterling. The amount of your Hong Kong dollars dividend will be calculated by using the forward US dollar/Hong Kong dollar exchange rate quoted by Standard Chartered Bank at or around 11.00am (UK time) on Friday 29 September 2006. The amount of your sterling dividend will be calculated by using the forward US dollar/sterling exchange rate quoted by Standard Chartered Bank at or around 11.00 am (UK time) on Friday 29 September 2006. We can pay your cash straight into your bank account in Hong Kong dollars if you have a bank account with a bank in Hong Kong, or in US dollars if you have a bank account with a bank in the US, or in sterling if you have an account with a bank or building society in the UK. Please contact our registrars for a payment instruction form if you do not already have these arrangements in place.

Please note that if you write in box (5) a number of shares which is more than the number shown in box (1) we will treat your election as though it were based on the number of shares shown in box (1).

All election forms must be returned to our registrars and must reach them by 3.00pm on Monday 25 September 2006.

7. If the number of shares you own is less than the amount needed to qualify for the share dividend

The US dollar equivalent of the share dividend price (the price of each new ordinary share offered to you under the share dividend scheme) is US$25.03589. Assuming you do not have any residual cash balances brought forward from previous dividends, you need to hold 121 or more ordinary shares to qualify for the share dividend on this occasion. The number of shares you need to hold (as at the record date) to qualify for the share dividend is a cash-based calculation and not a ratio-based calculation. It is calculated by dividing the US dollar equivalent of the share dividend price into the US dollar cash value of the interim dividend. An example of this calculation can be found on page 9. If you do not qualify for the share dividend on this occasion your dividend will be paid to you in accordance with your existing standing instructions.

If you have a standing instruction in place to receive new shares, we will carry your dividend forward to the next dividend payment if the number of shares you own is less than the amount needed to qualify for the share dividend. If you would like your dividend in cash, please write to our registrars to cancel your existing standing instruction. Your letter must reach them by 3.00pm on Monday 25 September 2006.

8. If you do not hold sufficient shares to qualify for the share dividend but the cash value of your dividend entitlement is more than the offer price for a new share under the share dividend alternative

If the cash value of your dividend entitlement (including any residual cash balances brought forward) is more than the share dividend price and if you have a standing instruction in place to receive the share dividend but held insufficient ordinary shares on the record date to qualify for the share dividend alternative, you will still receive the share dividend on this occasion. Any cash balance left over will be carried forward without interest to the next dividend payment.

General information

1. Sending in your forms

Please return the election form to our registrars using the reply-paid envelope provided (for use in Hong Kong only). Letters to request gifts to charity (see below) should be sent to our registrars, Computershare Hong Kong Investor Services Limited, Hopewell Centre, 46th Floor, 183 Queen's Road East, Hong Kong, to reach them by 3.00pm on Monday 25 September 2006. If you wish to cancel an existing standing instruction to receive your dividend wholly in cash or in shares, you must write to our registrars and your letter must be received by them by this time and date.

To alter a standing instruction to receive part of your dividend in shares and the rest in cash, you need to write to our registrars to cancel your existing standing instruction. The registrars need at least four business days' notice to arrange the cancellation and to issue a new election form. Your letter must therefore reach them by 3.00pm on Friday 15 September 2006.

Whether you propose to cancel or alter your existing standing instructions your new election form must be completed, signed and returned to our registrars to reach them by 3.00pm on Monday 25 September 2006.

All forms and letters are sent at your own risk. We are not able to acknowledge receipt. If our registrars do not receive your form on time, and you do not have a standing instruction in place to receive new shares, we will send you your dividend in cash.

2. Helpline

If you have any queries about the dividend arrangements or completing the forms, please telephone our registrar's helpline on +852 2862 8628 between 9.00am and 6.00pm (Hong Kong time), Monday to Friday, excluding Hong Kong public holidays. The helpline will not be able to give you advice on the merits of the share dividend offer or any financial advice. If you need financial advice you will need to contact an independent professional adviser.

3. If you have recently bought or sold shares

The Company's shares were quoted ex-dividend on Wednesday 16 August 2006. This means that if you bought the Company's shares on or after that date, you are not entitled to the 2006 interim dividend on them.

If you bought or sold shares in the Company before Wednesday 16 August 2006, and this is not reflected in the number of shares shown in box (1) on your election form or statement of shareholding, you should contact the person who arranged the purchase or sale without delay. Appropriate arrangements can then be made to transfer the dividend.

4. Payment of cash balances

Any accumulated cash balances will be sent to you (without interest) if:

- you sell all of your shares
- you choose to receive some or all of your dividend in cash
- you cancel your standing instruction
- you write to our registrars and ask them to send it to you

Cash balances paid to you in these circumstances will be paid in Hong Kong dollars unless you have asked for them to be paid in US dollars or sterling and will be based on the exchange rate used for the specific dividend payment.

5. Giving to charity

Seeing is Believing is Standard Chartered's fundraising and community investment programme that aims to restore sight and prevent avoidable blindness. There are 37 million people who are blind in the world but the real tragedy is that three quarters of this blindness could be prevented or cured simply and cheaply. We have now reached our target of raising US$6 million to contribute to one million sight restorations by World Sight Day 2007, in partnership with Sight Savers International, ORBIS International and VISION 2020 (the international agency for the elimination of avoidable blindness). However, with your help, we want to continue the fight against avoidable blindness through supporting sight restoring operations and investing in education and prevention for those most at risk from avoidable blindness.

Following payment of the share dividend any residual cash balances are paid to you or carried forward to the next dividend payment in accordance with your existing standing instructions. However, you can also choose to donate your cash balance to Seeing is Believing through Sight Savers International. To support Seeing is Believing in this way, please tick box C on your election form.

The funds raised will go towards cataract operations, training of eye care doctors, building of training facilities and vision centres.

6. **Standing instructions**

Setting up

You can receive shares instead of cash for this dividend and future dividends by completing a standing instruction.

- To do this complete the election form and tick boxes A and B. Please send the form to our registrars.
- You will receive new shares on the same terms as any future share dividend offer made to all shareholders.
- Standing instructions for the share dividend can only be used if you wish to take all of your dividend in shares. We will carry any cash balances forward (unless you ask us to give them to the Company's chosen charity).
- If you wish to receive new shares instead of only some of your dividend, do not complete a standing instruction.
- If you set up a standing instruction, we will send you a statement when the next dividend is paid which shows the number of shares registered in your name that qualify for the dividend and the amount of any cash balances carried forward.
- If you sell some of your shares or buy more, your standing instruction will apply to your new holding.

Cancelling

- You may cancel your standing instruction at any time by writing to our registrars in Hong Kong. If you wish to cancel your standing instruction for this dividend, please write to them. The registrars must receive your letter by 3.00pm on Monday 25 September 2006.
- We will cancel a standing instruction if a shareholder dies.
- We will cancel your standing instruction if you sell or transfer all of your shares.

7. **New share certificates**

The Company will apply to the UK Listing Authority and to the Listing Committee of The Stock Exchange of Hong Kong Limited for the new shares to be listed and to the London Stock Exchange for the shares to be admitted to trading on the London Stock Exchange. Subject to admission of new shares to the Official List and to listing approval from The Stock Exchange of Hong Kong Limited, share certificates held in certificated form (where they are usually registered in your own name) will be posted to you, at your own risk, on Tuesday 10 October 2006. If your shares are held in uncertificated form through CCASS (where they are registered in the name of a nominee) HKSCC Nominees Limited will be instructed to credit your stock account with the appropriate number of new shares on Wednesday 11 October 2006. The new shares will have the same rights as the shares you hold already and give you the same rights and future dividends.

Dealings in the new shares are expected to begin on Wednesday 11 October 2006. However, if permission for the new shares to be listed and admitted to trading on the London Stock Exchange and The Stock Exchange of Hong Kong Limited is not granted by Friday 6 October 2006, the Company will not issue any new shares and you will receive all of your dividend in cash.

Cancellation of the share dividend offer

The directors may cancel the share dividend offer in accordance with the relevant provisions of the Articles of Association of the Company at any time before the new shares have been issued. If the directors decide to do this we will write to you.

Tax

Details of the tax implications for you if you choose to receive the share dividend and are Hong Kong resident are given in the Appendix on page 10 of this document.

If you are unsure about how your tax position is affected, please contact an appropriate independent professional adviser.

Overseas shareholders

General

If you live outside Hong Kong this document is only an invitation for you to take up the share dividend offer if it could be made where you live without the Company having to meet any legal or registration requirements.

It is your responsibility to make sure that any legal requirements are met and/or that any necessary agreements are obtained.

All references to time in this document are to Hong Kong time, unless otherwise indicated.

In the case of any conflict between any translation and the English version of this document, the English text shall prevail.

You can get more copies of this document and the election forms from our registrars until Monday 25 September 2006.

United States ("US") shareholders

The share dividend is available to shareholders who live in the US. However, the Company's shares have not been registered under the United States Securities Act of 1933 (as amended) (the "Securities Act") or under the law of any state in the US. Shares may not be sold or transferred to anyone in the US unless an exemption from registration is available. Shares may be sold or transferred outside the US in accordance with Regulation S under the Securities Act. An individual person resident in California, Georgia or Oregon may not receive the share dividend. Any entity located in California, Georgia or Oregon that chooses to elect the share dividend in so choosing represents that it is an institutional investor of one of the following types: any bank, savings and loan association or savings institution, trust company, insurance company, investment company registered under the Investment Company Act of 1940, pension or profit-sharing plan or trust (other than a self-employed individual retirement account), federal, state and local governments, government agencies and instrumentalities; in California and Oregon only: qualified institutional buyer as defined in Rule 144A; in California only: 501(c)(3) organisation that has total assets of not less than US$5 million, any corporation with a net worth on a consolidated basis of not less than US$14 million, any wholly-owned subsidiary of any of the foregoing; in Georgia only: a real estate investment trust or small business investment corporation (SBIC); or in Oregon only: a mortgage banker, the Federal National Mortgage Association, the Federal Home Loan Mortgage Corporation, the Federal Housing Administration, the United States Department of Veterans Affairs and the Government National Mortgage Association.

If you are a US shareholder you should consider the possible tax consequences described in the Appendix.

Canadian shareholders

The share dividend is available to shareholders who live in Canada. However, you may not sell or transfer the shares in certain provinces of Canada unless such a sale is covered by an exemption from the appropriate provincial securities legislation.

Examples

Note: the examples below are for illustrative purposes only.

- **The cash dividend is 20.83 US¢ per share.**
- **The price of one new share (under the share dividend) is US$25.03589.**
- **A holding of 1,500 shares is assumed in the following examples.**

Example 1

You choose to receive all of your dividend in new shares.

Cash value of your dividend =
1,500 shares x 20.83 US¢ = US$312.45*
Number of new shares = US$312.45* ÷ US$25.03589
= 12.480 new shares
Rounded down to 12 new shares
Value of new shares = 12 x US$25.03589 = US$300.43
Cash balance = US$312.45-US$300.43 = US$12.02

In this case the cash balance of US$12.02 will be carried forward to the next dividend or, if you choose, paid to charity.

* Add this to any cash balance brought forward from the previous dividend.

Example 2

You choose to receive the share dividend on only 750 of your shares.

Cash value of your dividend =
750 shares x 20.83 US¢ = US$156.23*
Number of new shares = US$156.23* ÷ US$25.03589
= 6.24 new shares
Rounded down to 6 new shares
Value of new shares = 6 x US$25.03589 = US$150.22
Cash balance = US$156.23 - US$150.22 = US$6.01

In this case, unless you have asked to receive your cash balance in US dollars or sterling, the cash balance of US$6.01 will be added to your cash dividend and US$162.24 will be converted to Hong Kong dollars using the forward US dollar/Hong Kong dollar exchange rate on Friday 29 September 2006 and paid to you by cheque or direct into your bank account if you have completed a mandate form.

Example 3

You wish to receive all of your dividend in cash in Hong Kong dollars.

You do not need to do anything unless you have previously put a standing instruction in place to receive shares, US dollars or sterling for all of your future dividends. You will then need to cancel the standing instruction by writing to our registrars to be received by them by 3.00pm on Monday 25 September 2006.

Example 4

You wish to receive shares for this dividend and all future dividends.

If you have not yet put a standing instruction in place, please complete the election form and tick boxes A and B to do so.



Do you want your dividend in shares?
YES
NO
Do you have a standing instruction to receive shares?
Do you have a standing instruction to receive shares?
YES
NO
YES
NO
You do not need to do anything. We will give you shares in line with your standing instruction.
Write to the Company's registrars to cancel the instruction and tell them to pay the cash dividend in either sterling, US dollars or Hong Kong dollars. The registrars must receive your letter by 3.00pm on Monday 25 September 2006.
If you want to receive your cash dividend in Hong Kong dollars, and you have not previously asked for US dollars or sterling, you do not need to do anything. Your dividend will be paid in the usual way.
If you want to receive all of this dividend in shares.
If you want to receive all of this dividend and future dividends in shares.
If you want to receive some of the dividend in cash and some in shares.
If you want to receive your cash dividend in US dollars you should tick box D, or for sterling tick box E on your election form. Sign, date and return the form.
Tick box A on your election form. Sign, date and return the form.
Tick boxes A and B on your election form. Sign, date and return the form.
Enter in box (5) on the election form, the number of existing shares on which you would like to receive the share dividend. Sign, date and return the form.
If you want to receive your cash balance in US dollars you should tick box D, or for sterling tick box E on your election form. Sign, date and return the form.

Appendix

Taxation

The Company is not required to withhold tax at source from dividend payments. Dividends (cash or share) are not generally taxable in Hong Kong.

Cash dividends

When the Company pays a dividend, an amount equal to one-ninth of the amount of the net dividend received is generally allowed as a credit (the "Tax Credit") against the UK tax liability of individuals who receive (or who are treated as receiving) the dividend and who are either resident in the UK for UK tax purposes or who are entitled to (and claim) the personal reliefs given to individuals who are not resident in the UK and who are Commonwealth citizens or Crown employees or fall within certain other categories. No payment of the Tax Credit (in whole or in part) is generally available to shareholders whose liability to UK income tax in respect of the dividend is less than the amount of the Tax Credit.

Generally, non-UK residents will not be subject to any UK taxation in respect of any dividend income nor will they be able to recover the associated Tax Credit. The right of a shareholder who is not resident (for UK tax purposes) in the UK to a Tax Credit from the UK Inland Revenue in respect of a dividend received from the Company and to claim payment of any part of that Tax Credit from the Inland Revenue will depend on the existence and terms of any double taxation convention between the UK and the country in which the holder of the Shares is resident. There is no double taxation convention between the UK and Hong Kong and therefore Hong Kong residents will not be able to recover the Tax Credit.

Share dividends

Individual shareholders resident in the UK are generally treated for UK tax purposes as receiving income of an amount which, when reduced by income tax at the dividend ordinary rate (currently 10 per cent), is equal to the "cash equivalent" which would have been received had they not elected to receive new shares. Similar to cash dividends, non-UK residents will not generally be subject to any UK taxation in respect of any share dividends nor will they be able to recover the UK income tax treated as having been paid.

General

This summary of the tax treatment of share dividends is not exhaustive and is only a general guide. In particular, it does not consider your position if you are not resident in Hong Kong for tax purposes or subject to taxation in other jurisdictions such as the United States or the position of shareholders who may be regarded as acquiring the new shares as part of a trading activity. This summary does not address the tax treatment of the receipt by you of any cash balance (referred to on pages 5 to 8) of this document.

If you are not sure as to how you will be affected if you choose to receive the share dividend, or if you are uncertain of your tax position, you should consult an appropriate independent professional adviser.

Registered Office:
1 Aldermanbury Square
London EC2V 7SB
Telephone: +44 (0)20 7280 7500
www.standardchartered.com

Principal Place of Business in Hong Kong:
32nd Floor
4-4A Des Voeux Road Central
Hong Kong

Registered in England and Wales
number 966425

FILE: 82-5188



2005 Final Dividend

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

If you are in any doubt as to any aspect of the proposals referred to in this document or as to the action you should take, you should consult a stockbroker, solicitor, accountant or other appropriate independent professional adviser.

If you have sold or transferred all of your shares before Wednesday 8 March 2006, please pass this document and any accompanying forms to the person who arranged the sale or transfer so that they can pass these documents on to the person who now holds the shares. If you have sold or transferred some, but not all, of your shares before Wednesday 8 March 2006, and those shares are included in the number shown in box (1) on your election form or statement of shareholding, you should contact the person who arranged the sale or transfer without delay for advice on the action you should take.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this document, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

27 March 2006

Standard Chartered

STANDARD CHARTERED PLC

(Stock Code: 2888)

CONTENTS

CONTENTS	PAGE
Letter from the Chairman	1
Timetable	2
Terms of the share dividend	3
Deciding whether to elect for, or continue to elect for, the share dividend	3
How the share dividend helps you and the Company	3
What to do	3
General information	6
Sending in your forms	6
Helpline	6
If you have recently bought or sold shares	6
Payment of cash balances	6
Giving to charity	6
Standing instructions	7
New share certificates	7
Cancellation of the share dividend offer	7
Overseas shareholders	7
Examples	9
Appendix – Taxation	10

Standard Chartered

27 March 2006

Dear Shareholder

I am writing to tell you about the arrangements for the 2005 final dividend.

If you held ordinary shares in Standard Chartered PLC (the "Company") at the opening of business on Friday 10 March 2006, you are entitled to the 2005 final dividend of 45.06 US cents per ordinary share.

Cash and Share Dividend

Your cash dividend will be paid to you in Hong Kong dollars unless you have chosen to receive it in either US dollars or sterling. As well as offering these three currencies, I am very pleased to tell you that, once again, we are offering you the opportunity of taking your dividend in new fully paid ordinary shares ("new shares") instead of cash. The following document gives details of our arrangements for paying the dividend.

If you want to receive your dividend in Hong Kong dollars, you do not need to do anything (unless you have a standing instruction in place to receive US dollars, sterling or new shares).

If you want to receive your dividend in new shares, US dollars or sterling, please read the following document carefully.

If you have a standing instruction in place to receive new shares, US dollars or sterling, this remains in place and you do not need to do anything if you want to continue receiving your dividends in the same way.

Share Dividend Price

The price of the new shares offered to you instead of the 2005 final cash dividend has been calculated over a five-day period commencing on 8 March 2006 (the date on which the Company's shares were quoted ex-dividend). We will tell you, in your election form, the offer price of the new ordinary shares as well as the number of new shares you are entitled to receive instead of the cash dividend. The following document explains the arrangements for calculating and paying the cash dividend and the share dividend.

The US dollar/sterling and US dollar/Hong Kong dollar exchange rates for the cash dividend will be set on Friday 28 April 2006 and published on the Company's website (www.standardchartered.com/investors) on or around that date.

The share dividend alternative is an economical way for you to increase your shareholding in the Company without paying dealing charges.

Donation to Seeing is Believing

As you may know, the Company supports Seeing is Believing, a fundraising and community investment programme which aims to raise funds for one million sight restorations. You can support this programme by making donations through your share dividend account. Details are available on page 6 of this document. Thank you.

If you have any questions about the dividend arrangements, please call our registrars' helpline between 9.00am and 6.00pm (Hong Kong time) Monday to Friday, excluding Hong Kong public holidays. The telephone number is +852 2862 8628. The helpline will not be able to give you advice on the merits of the share dividend offer or any financial advice. If you need financial advice you will need to contact an independent professional adviser.

Yours sincerely

Bryan K. Sanderson

Bryan K Sanderson CBE

Chairman

Standard Chartered PLC
1 Aldermanbury Square
London EC2V 7SB

Registered Office as above
Registered in England and Wales 966425

Timetable

Wednesday 8 March 2006

Date that the ordinary shares were quoted ex-dividend.

If you bought the Company's ordinary shares on or after this date you will not be entitled to the 2005 final dividend on them.

Wednesday 8 March to Tuesday 14 March 2006

Dealing days for calculating the sterling offer price of the new ordinary shares to be offered to you under the scheme (the "share dividend price").

Friday 10 March 2006

Record date for the final dividend.

You will receive the final dividend on the number of ordinary shares registered in your name at the opening of business in Hong Kong on this date.

Tuesday 14 March 2006

US dollar/sterling exchange rate quoted by Standard Chartered Bank at or around 11.00am (UK time) on this date was used to convert the sterling share dividend price into US dollars.

Wednesday 12 April 2006

If you want to alter a standing instruction in order to receive part or all of your dividend in cash, in a different currency or in new shares, you need to write to our registrars to cancel your existing standing instruction. The registrars need four business days' notice to arrange the cancellation and to issue a new election form. Therefore, your cancellation letter must reach them by 3.00pm on Wednesday 12 April 2006.

Friday 21 April 2006

Your election form or other instructions about this dividend payment must reach our registrars by 3.00pm on this date.

To cancel a standing instruction to receive your dividend wholly in cash, in a different currency or in new shares you must write to the registrars and your letter must be received by them by 3.00pm on this date.

Friday 28 April 2006

US dollar/sterling and US dollar/Hong Kong dollar forward exchange rates quoted by Standard Chartered Bank at or around 11.00am (UK time) on this date will be used for calculating the sterling and Hong Kong dollar cash dividend.

These exchange rates and the sterling and Hong Kong dollar cash values of the final dividend will be published on the Company's website (www.standardchartered.com/investors) on or around 28 April 2006.

Thursday 11 May 2006

Dividend cheques and share certificates posted.

Friday 12 May 2006

Cash dividend paid and CCASS accounts credited with new shares. Expected first day of dealing in new shares.

When deciding whether you want to receive your dividend in cash or in shares, please remember that the price of Standard Chartered PLC shares can go down as well as up and that the value of a Standard Chartered PLC ordinary share on 28 April 2006 (being the date on which the then prevailing US dollar/sterling and US dollar/Hong Kong dollar exchange rates are used for calculating the sterling and Hong Kong dollar cash dividend) may be lower or higher than the share dividend price. Further details on this are given on page 3 in the section headed "Deciding whether to elect for, or continue to elect for, the share dividend".

We are sending this circular to registered holders of preference shares for information only.

Terms of the share dividend

You may choose to receive new ordinary shares instead of some or all of the cash dividend.

The basis of your entitlement to new ordinary shares is based on the US dollar equivalent of the share dividend price. The share dividend price is the average closing price for the Company's ordinary shares on the London Stock Exchange for the five dealing days commencing on Wednesday 8 March 2006, the dealing day on which the Company's ordinary shares were first quoted ex-dividend. The US dollar equivalent of the £14.2760 share dividend price is US$24.77885. That figure was calculated using the US dollar/sterling exchange rate of 1.7357 quoted by Standard Chartered Bank at or around 11.00am (UK time) on Tuesday 14 March 2006. If you elect for the share dividend you will receive approximately one new ordinary share for every 54.99 ordinary shares you hold.

To qualify for the share dividend you therefore need to have held at least 55 (54.99 rounded up to the nearest whole number) ordinary shares as at 10 March 2006 (the "record date"). If you held insufficient ordinary shares on the record date and/or the cash value of your dividend (including any residual cash balances brought forward from previous dividends) is less than the offer price for a new share, you will not be able to receive the share dividend on this occasion and your dividend will be paid to you in cash unless you have a standing instruction in place to receive new shares in which case your dividend payment will be carried forward without interest and added to the next dividend payment.

If the cash value of your dividend entitlement (including any residual cash balances brought forward) is more than the share dividend price and if you have a standing instruction in place to receive the share dividend but held insufficient ordinary shares on the record date to qualify for the share dividend offer, you will still receive the share dividend on this occasion. Any cash balance left over will be carried forward without interest to the next dividend payment.

You can only receive a whole number of new shares. We will not issue fractions of a share. If you choose to take shares for only some of your dividend, the rest will be paid to you in cash. The cash part of your dividend will be paid in Hong Kong dollars unless you ask for it to be paid in US dollars or sterling.

Once we receive your election form for this dividend you cannot cancel it.

Deciding whether to elect for, or continue to elect for, the share dividend

When deciding whether you want to receive your dividend in cash or in shares, please remember that the price of Standard Chartered PLC shares can go down as well as up and that the value of a Standard Chartered PLC ordinary share on 28 April 2006 (being the date on which the then prevailing US dollar/sterling and US dollar/Hong Kong dollar exchange rates are used for calculating the sterling and Hong Kong dollar cash dividend) may be lower or higher than the share dividend price (as a result of share price movement and/or movement in the US dollar/sterling exchange rate and/or movement in the US dollar/Hong Kong dollar exchange rate). Whether or not it is to your advantage to elect to receive new ordinary shares in lieu of a cash dividend or to elect to receive payment in US dollars, sterling or Hong Kong dollars is a matter for individual decision by each shareholder. Standard Chartered PLC does not accept any responsibility for your decision. If you are not sure what to do, please contact an appropriate independent professional adviser.

How the share dividend helps you and the Company

You

The share dividend alternative is an economical way for you to increase your shareholding in the Company without paying dealing charges.

The Company

The Company's reserves increase as a result of the Company issuing new shares instead of paying cash. To the extent that shareholders take up the share dividend alternative, the Company saves cash outflow and retains greater reserves that can be put to use in developing the business for the benefit of shareholders.

If all shareholders choose to receive the cash dividend the charge to the Company's reserves will be approximately US$594.8 million.

If all shareholders choose to receive new shares in lieu of the cash dividend, the Company would issue approximately 24 million new shares, an increase of approximately 1.82 per cent in its existing issued ordinary share capital.

What to do

1. **If you want to receive your dividend in Hong Kong dollars**

   If you want to receive the 2005 final cash dividend in Hong Kong dollars and you do not have a standing instruction in place to receive your dividend in shares, US dollars or sterling, you do not need to do anything. We will send you your cash dividend in Hong Kong dollars.

   If you do have a standing instruction in place to receive your dividend in shares, US dollars or sterling, and you want to receive the 2005 final cash dividend in Hong Kong dollars, please write to our registrars and ensure your correspondence is received by 3.00pm on Friday 21 April 2006 to cancel your existing standing instruction.

The amount in Hong Kong dollars that you will get will be calculated by using the forward US dollar/Hong Kong dollar exchange rate quoted by Standard Chartered Bank at or around 11.00am (UK time) on Friday 28 April 2006. We will show this rate on our website at www.standardchartered.com/investors on or around that date.

As an example, if we had used the exchange rate quoted on Tuesday 14 March 2006 (being the last practicable date prior to the printing of this circular) of 7.7588, the dividend in Hong Kong dollars would have been approximately 3.4961 dollars per share.

We can pay your cash dividend in Hong Kong dollars straight into your bank provided your account is held with a bank in Hong Kong. Please contact our registrars for a form if you do not already have these arrangements in place.

2. If you want to receive your dividend in US dollars

If you have a standing instruction in place to receive your cash dividend in US dollars, you do not need to do anything. We will send you your cash dividend in US dollars.

If you want to receive the 2005 final cash dividend and future dividends in US dollars and you do not have a standing instruction in place to receive your dividend in US dollars, you need to tick box D on the election form enclosed with this document. We will then send you your cash dividend in US dollars. If you want your cash dividend paid directly into a US dollar account, we can arrange this for you, provided your account is held with a bank in the US. Please contact our registrars for a form.

Please complete your election form and send it to our registrars to reach them by 3.00pm on Friday 21 April 2006. If your standing instructions are not received by this deadline your cash dividend will be paid to you in Hong Kong dollars or in accordance with your existing standing instructions.

3. If you want to receive your dividend in sterling

If you have a standing instruction in place to receive your cash dividend in sterling, you do not need to do anything. We will send you your cash dividend in sterling.

If you want to receive the 2005 final cash dividend and future dividends in sterling and you do not have a standing instruction in place to receive your dividend in sterling, you need to tick box E on the election form enclosed with this document. We will then send you your cash dividend in sterling. If you want your cash dividend paid directly into a sterling account, we can arrange this for you, provided your account is held with a bank or building society in the UK. Please contact our registrars for a form.

Please complete your election form and send it to our registrars to reach them by 3.00pm on Friday 21 April 2006. If your standing instructions are not received by this deadline your cash dividend will be paid to you in Hong Kong dollars or in accordance with your existing standing instructions.

The amount in sterling that you will get will be calculated using the forward US dollar/sterling exchange rate quoted by Standard Chartered Bank at or around 11.00am (UK time) on Friday 28 April 2006. We will show this rate on our website at www.standardchartered.com/investors on or around that date.

As an example, if we had used the exchange rate quoted on Tuesday 14 March 2006 (being the last practicable date prior to the printing of this circular) of 1.7357, the dividend in sterling would have been approximately 25.96 pence per share.

4. If you have a standing instruction in place to receive your dividend wholly in new shares, but you want cash

If you have a standing instruction in place to receive your dividend wholly in new shares but want to receive part or all of your dividend in cash, you will need to cancel your existing standing instructions.

To cancel a standing instruction to receive your dividend wholly in new shares, you must write to the registrars to cancel your existing standing instruction and your letter must be received by them by 3.00pm on Friday 21 April 2006.

If you want to alter a standing instruction so that you receive part of your dividend in new shares and the rest in cash, you need to write to our registrars to cancel your existing standing instruction. The registrars need four business days' notice to arrange the cancellation and to issue a new election form. Your letter must therefore reach them by 3.00pm on Wednesday 12 April 2006. Your new election form must be completed, signed and returned to our registrars to reach them by 3.00pm on Friday 21 April 2006.

5. If you want to receive new shares instead of all of your cash dividend

If you have a standing instruction in place to receive new shares, you do not need to do anything. We will automatically give you new shares.

We cannot issue fractions of a share and so you might have a small amount of cash left over after receiving your new shares (the "cash balance"). We will carry this cash balance forward to the next dividend payment, unless you choose to give it to charity (please refer to page 6 for details).

If you do not have a standing instruction in place, please complete your election form and send it to our registrars to reach them by 3.00pm on Friday 21 April 2006. Your cash balance will be carried forward to the next dividend payment unless you choose to give it to charity.

If you wish to receive new shares instead of all of your cash dividends in future, please tick box B on your election form to put a standing instruction in place.

6. If you want to receive new shares instead of only some of your cash dividend

If you have a standing instruction in place to receive new shares, please write to our registrars to cancel it. Otherwise, you will receive all of your dividend in shares. You should also ask our registrars to send you an election form. Please complete this and write in box (5) the number of your existing shares on which you want to take the share dividend. We will send you the dividend on the rest of your shares in cash. The registrars require four business days' notice to arrange the cancellation of an existing standing instruction and to complete and return a new election form. In order for our registrars to deal with this request your letter must reach them by 3.00pm on Wednesday 12 April 2006. Your new election form must be completed, signed and returned to our registrars to reach them by 3.00pm on Friday 21 April 2006.

If you do not have a standing instruction in place, please complete the election form enclosed with this document by writing in box (5) the number of your existing shares on which you want to take the share dividend. We will send you the rest of your dividend in cash.

The cash part of your dividend will be paid in Hong Kong dollars unless you tick box D on the election form showing that you want to receive it in US dollars or box E showing that you want to receive it in sterling. The amount of your Hong Kong dollar dividend will be calculated by using the forward US dollar/Hong Kong dollar exchange rate quoted by Standard Chartered Bank at or around 11.00am (UK time) on Friday 28 April 2006. The amount of your sterling dividend will be calculated by using the forward US dollar/sterling exchange rate quoted by Standard Chartered Bank at or around 11.00 am (UK time) on Friday 28 April 2006. We can pay your cash straight into your bank account in Hong Kong dollars if you have a bank account with a bank in Hong Kong, or in US dollars if you have a bank account with a bank in the US, or in sterling if you have an account with a bank or building society in the UK. Please contact our registrars for a payment instruction form if you do not already have these arrangements in place.

Please note that if you write in box (5) a number of shares which is more than the number shown in box (1) we will treat your election as though it were based on the number of shares shown in box (1).

All election forms must be returned to our registrars and must reach them by 3.00pm on Friday 21 April 2006.

7. If the number of shares you own is less than the amount needed to qualify for the share dividend

The US dollar equivalent of the share dividend price (the price of each new ordinary share offered to you under the share dividend scheme) is US$24.77885. Assuming you do not have any residual cash balances brought forward from previous dividends, you need to hold 55 or more ordinary shares to qualify for the share dividend on this occasion. The number of shares you need to hold (as at the record date) to qualify for the share dividend is a cash-based calculation and not a ratio-based calculation. It is calculated by dividing the US dollar equivalent of the share dividend price by the US dollar cash value of the final dividend. An example of this calculation can be found on page 9. If you do not qualify for the share dividend on this occasion your dividend will be paid to you in accordance with your existing standing instructions.

If you have a standing instruction in place to receive new shares, we will carry your dividend forward to the next dividend payment if the number of shares you own is less than the amount needed to qualify for the share dividend. If you would like your dividend in cash, please write to our registrars to cancel your existing standing instruction. Your letter must reach them by 3.00pm on Friday 21 April 2006.

If you do not have a standing instruction in place to receive new shares, we will send you your dividend in cash if the number of shares you own is less than the amount needed to qualify for the share dividend. Your cash dividend will be sent to you in Hong Kong dollars unless you tick either box D on your election form showing that you want it in US dollars or box E showing that you want it in sterling.

8. If you do not hold sufficient shares to qualify for the share dividend but the cash value of your dividend entitlement is more than the offer price for a new share under the share dividend alternative

If the cash value of your dividend entitlement (including any residual cash balances brought forward) is more than the share dividend price and if you have a standing instruction in place to receive the share dividend but held insufficient ordinary shares on the record date to qualify for the share dividend alternative, you will still receive the share dividend on this occasion. Any cash balance left over will be carried forward without interest to the next dividend payment.

General information

1. **Sending in your forms**

Please return the election form to our registrars using the reply-paid envelope provided (for use in Hong Kong only). Letters to request gifts to charity (see below) should be sent to our registrars, Computershare Hong Kong Investor Services Limited, Hopewell Centre, 46th Floor, 183 Queen's Road East, Hong Kong, to reach them by 3.00pm on Friday 21 April 2006. If you wish to cancel an existing standing instruction to receive your dividend wholly in cash or in shares, you must write to our registrars and your letter must be received by them by this time and date.

To alter a standing instruction to receive part of your dividend in shares and the rest in cash, you need to write to our registrars to cancel your existing standing instruction. The registrars need four business days' notice to arrange the cancellation and to issue a new election form. Your letter must therefore reach them by 3.00pm on Wednesday 12 April 2006.

Whether you propose to cancel or alter your existing standing instructions your new election form must be completed, signed and returned to our registrars to reach them by 3.00pm on Friday 21 April 2006.

All forms and letters are sent at your own risk. We are not able to acknowledge receipt. If our registrars do not receive your form on time, and you do not have a standing instruction in place to receive new shares, we will send you your dividend in cash.

2. **Helpline**

If you have any queries about the dividend arrangements or completing the forms, please telephone our registrar's helpline on +852 2862 8628 between 9.00am and 6.00pm (Hong Kong time), Monday to Friday, excluding Hong Kong public holidays. The helpline will not be able to give you advice on the merits of the share dividend offer or any financial advice. If you need financial advice you will need to contact an independent professional adviser.

3. **If you have recently bought or sold shares**

The Company's shares were quoted ex-dividend on Wednesday 8 March 2006. This means that if you bought the Company's shares on or after that date, you are not entitled to the 2005 final dividend on them.

If you bought or sold shares in the Company before Wednesday 8 March 2006, and this is not reflected in the number of shares shown in box (1) on your election form or statement of shareholding, you should contact the person who arranged the purchase or sale without delay. Appropriate arrangements can then be made to transfer the dividend.

4. **Payment of cash balances**

Any accumulated cash balances will be sent to you (without interest) if:

- you sell all of your shares
- you choose to receive some or all of your dividend in cash
- you cancel your standing instruction
- you write to our registrars and ask them to send it to you

Cash balances paid to you in these circumstances will be paid in Hong Kong dollars unless you have asked for them to be paid in US dollars or sterling and will be based on the exchange rate used for the specific dividend payment.

5. **Giving to charity**

Seeing is Believing is Standard Chartered's fundraising and community investment programme that aims to raise funds for one million sight restorations. In partnership with Sight Savers International, ORBIS International and VISION 2020 (the international body for the elimination of avoidable blindness) Standard Chartered has identified 12 flagship projects in 10 countries. There are 37 million people who are blind in the world but the real tragedy is that three quarters of this blindness could be prevented or cured simply and cheaply. For instance, a donation of just US$30 could restore the sight of someone with a cataract and transform their life, so any donation you make will help us in our fight against avoidable blindness.

Following payment of the share dividend any residual cash balances are paid to you or carried forward to the next dividend payment in accordance with your existing standing instructions. However, you can also choose to donate your cash balance to Seeing is Believing through Sight Savers International. To support Seeing is Believing in this way, please tick box C on your election form.

The funds raised will go towards cataract operations, training of eye care doctors, building of training facilities and vision centres.

6. **Standing instructions**

Setting up

You can receive shares instead of cash for this dividend and future dividends by completing a standing instruction.

- To do this complete the election form and tick boxes A and B. Please send the form to our registrars.
- You will receive new shares on the same terms as any future share dividend offer made to all shareholders.
- Standing instructions for the share dividend can only be used if you wish to take all of your dividend in shares. We will carry any cash balances forward (unless you ask us to give them to the Company's chosen charity).
- If you wish to receive new shares instead of only some of your dividend, do not complete a standing instruction.
- If you set up a standing instruction, we will send you a statement when the next dividend is paid which shows the number of shares registered in your name that qualify for the dividend and the amount of any cash balances carried forward.
- If you sell some of your shares or buy more, your standing instruction will apply to your new holding.

Cancelling

- You may cancel your standing instruction at any time by writing to our registrars in Hong Kong. If you wish to cancel your standing instruction for this dividend, please write to them. The registrars must receive your letter by 3.00pm on Friday 21 April 2006.
- We will cancel a standing instruction if a shareholder dies.
- We will cancel your standing instruction if you sell or transfer all of your shares.

7. **New share certificates**

The Company will apply to the UK Listing Authority and to the Listing Committee of The Stock Exchange of Hong Kong Limited for the new shares to be listed and to the London Stock Exchange for the shares to be admitted to trading on the London Stock Exchange. Subject to admission of new shares to the Official List and to listing approval from The Stock Exchange of Hong Kong Limited, share certificates held in certificated form (where they are usually registered in your own name) will be posted to you, at your own risk, on Thursday 11 May 2006. If your shares are held in uncertificated form through CCASS (where they are registered in the name of a nominee) HKSCC Nominees Limited will be instructed to credit your stock account with the appropriate number of new shares on Friday 12 May 2006. The new shares will have the same rights as the shares you hold already and give you the same rights and future dividends.

Dealings in the new shares are expected to begin on Friday 12 May 2006. However, if the new shares are not listed and admitted to trading on the London Stock Exchange and The Stock Exchange of Hong Kong Limited by Tuesday 9 May 2006, the Company will not issue any new shares and you will receive all of your dividend in cash.

Cancellation of the share dividend offer

The directors may cancel the share dividend offer in accordance with the relevant provisions of the Articles of Association of the Company at any time before the new shares have been issued. If the directors decide to do this, we will write to you.

Tax

Details of the tax implications for you if you are Hong Kong resident are given in the Appendix on page 10 of this document.

If you are unsure about how your tax position is affected, please contact an appropriate independent professional adviser.

Overseas shareholders

General

If you live outside Hong Kong this document is only an invitation for you to take up the share dividend offer if it could be made where you live without the Company having to meet any legal or registration requirements.

It is your responsibility to make sure that any legal requirements are met and/or that any necessary agreements are obtained.

All references to time in this document are to Hong Kong time, unless otherwise indicated.

In the case of any conflict between any translation and the English version of this document, the English text shall prevail.

You can get more copies of this document and the election forms from our registrars until Friday 21 April 2006.

United States ("US") shareholders

The share dividend is available to shareholders who live in the US. However, the Company's shares have not been registered under the United States Securities Act of 1933 (as amended) (the "Securities Act") or under the law of any state in the US. Shares may not be sold or transferred to anyone in the US unless an exemption from registration is available. Shares may be sold or transferred outside the US in accordance with Regulation S under the Securities Act. An individual person resident in California, Georgia or Oregon may not receive the share dividend. Any entity located in California, Georgia or Oregon that chooses to elect the share dividend in so choosing represents that it is an institutional investor of one of the following types: any bank, savings and loan association or savings institution, trust company, insurance company, investment company registered under the Investment Company Act of 1940, pension or profit-sharing plan or trust (other than a self-employed individual retirement account), federal, state and local governments, government agencies and instrumentalities; in California and Oregon only: qualified institutional buyer as defined in Rule 144A; in California only: 501(c)(3) organisation that has total assets of not less than US$5 million, any corporation with a net worth on a consolidated basis of not less than US$14 million, any wholly-owned subsidiary of any of the foregoing; in Georgia only: a real estate investment trust or small business investment corporation (SBIC); or in Oregon only: a mortgage banker, the Federal National Mortgage Association, the Federal Home Loan Mortgage Corporation, the Federal Housing Administration, the United States Department of Veterans Affairs and the Government National Mortgage Association.

If you are a US shareholder you should consider the possible tax consequences described in the Appendix.

Canadian shareholders

The share dividend is available to shareholders who live in Canada. However, you may not sell or transfer the shares in certain provinces of Canada unless such a sale is covered by an exemption from the appropriate provincial securities legislation.

Examples

Note: the examples below are for illustrative purposes only.

- **The cash dividend is 45.06 US¢ per share**
- **The price of one new share (under the share dividend) is US$24.77885**
- **A holding of 1,500 shares is assumed in the following examples**

Example 1

You choose to receive all of your dividend in new shares.

Cash value of your dividend =
1,500 shares x 45.06 US¢ = US$675.90*
Number of new shares = US$675.90* ÷ US$24.77885
= 27.277 shares
Rounded down to 27 new shares
Value of new shares = 27 x US$24.77885 = US$669.03

In this case the cash balance of US$6.87 will be carried forward to the next dividend or, if you choose, paid to charity.

* Add this to any cash balance brought forward from the previous dividend.

Example 2

You choose to receive the share dividend on only 750 of your shares.

Cash value of your dividend =
750 shares x 45.06 US¢ = US$337.95*
Number of new shares = US$337.95* ÷ US$24.77885
= 13.64 shares
Rounded down to 13 new shares
Value of new shares = 13 x US$24.77885 = US$322.13

In this case, unless you have asked to receive your cash balance in US dollars or sterling the cash balance of US$15.82 will be added to your cash dividend and US$353.77 will be converted to Hong Kong dollars using the forward US dollar/Hong Kong dollar exchange rate on Friday 28 April 2006 and paid to you by cheque or direct into your bank account if you have completed a mandate form.

Example 3

You wish to receive all of your dividend in cash in Hong Kong dollars.

You do not need to do anything unless you have previously put a standing instruction in place to receive shares, US dollars or sterling for all of your future dividends. You will then need to cancel the standing instruction by writing to our registrars to be received by them by 3.00pm on Friday 21 April 2006.

Example 4

You wish to receive shares for this dividend and all future dividends.

If you have not yet put a standing instruction in place, please complete the election form and tick boxes A and B to do so.



Do you want your dividend in shares?
YES
Do you have a standing instruction to receive shares?
YES
You do not need to do anything. We will give you shares in line with your standing instruction.
NO
If you want to receive all of this dividend in shares.
Tick box A on your election form. Sign, date and return the form.
If you want to receive all of this dividend and future dividends in shares.
Tick boxes A and B on your election form. Sign, date and return the form.
If you want to receive some of the dividend in cash and some in shares.
Enter in box (5) on the election form, the number of existing shares on which you would like to receive the share dividend. Sign, date and return the form.
If you want to receive your cash balance in US dollars you should tick box D, or for sterling tick box E on your election form. Sign, date and return the form.
NO
Do you have a standing instruction to receive shares?
YES
Write to the Company's registrars to cancel the instruction and tell them to pay the cash dividend in either sterling, US dollars or Hong Kong dollars. The registrars must receive your letter by 3.00pm on Friday 21 April 2006.
NO
If you want to receive your cash dividend in Hong Kong dollars, and you have not previously asked for US dollars or sterling, you do not need to do anything. Your dividend will be paid in the usual way.
If you want to receive your cash dividend in US dollars you should tick box D, or for sterling tick box E on your election form. Sign, date and return the form.

Appendix

Taxation

The Company is not required to withhold tax at source from dividend payments. Dividends (cash or share) are not generally taxable in Hong Kong.

Cash dividends

When the Company pays a dividend, an amount equal to one-ninth of the amount of the net dividend received is generally allowed as a credit (the "Tax Credit") against the UK tax liability of individuals who receive (or who are treated as receiving) the dividend and who are either resident in the UK for UK tax purposes or who are entitled to (and claim) the personal reliefs given to individuals who are not resident in the UK and who are Commonwealth citizens or Crown employees or fall within certain other categories. No payment of the Tax Credit (in whole or in part) is generally available to shareholders whose liability to UK income tax in respect of the dividend is less than the amount of the Tax Credit.

Generally, non-UK residents will not be subject to any UK taxation in respect of any dividend income nor will they be able to recover the associated Tax Credit. The right of a shareholder who is not resident (for UK tax purposes) in the UK to a Tax Credit from the UK Inland Revenue in respect of a dividend received from the Company and to claim payment of any part of that Tax Credit from the Inland Revenue will depend on the existence and terms of any double convention between the UK and the country in which the holder of the Shares is resident. There is no double taxation convention between the UK and Hong Kong and therefore Hong Kong residents will not be able to recover the Tax Credit.

Share dividends

Individual shareholders resident in the UK are generally treated for UK tax purposes as receiving income of an amount which, when reduced by income tax at the dividend ordinary rate (currently 10 per cent), is equal to the "cash equivalent" which would have been received had they not elected to receive new shares. Similar to cash dividends, non-UK residents will not generally be subject to any UK taxation in respect of any share dividends nor will they be able to recover the UK income tax treated as having been paid.

General

This summary of the tax treatment of share dividends is not exhaustive and is only a general guide. In particular, it does not consider your position if you are not resident in Hong Kong for tax purposes or the position of shareholders who may be regarded as acquiring the new shares as part of a trading activity. This summary does not address the tax treatment of the receipt by you of any cash balance (referred to on pages 4 to 8) of this document.

If you are not sure as to how you will be affected if you choose to receive the share dividend, or if you are uncertain of your tax position, you should consult an appropriate independent professional adviser.

Registered Office:
1 Aldermanbury Square
London EC2V 7SB
Telephone: +44 (0)20 7280 7500
www.standardchartered.com

Principal Place of Business in Hong Kong:
32nd Floor
4-4A Des Voeux Road Central
Hong Kong

Registered in England and Wales
number 966425

FILE: 82-5188



Notice of Annual General Meeting 2006

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

If you are in any doubt as to any aspect of the proposals referred to in this document or as to the action you should take, you should consult a stockbroker, solicitor, accountant or other appropriate independent professional adviser.

If you have sold or transferred all of your shares please pass this document, together with the Report and Accounts or Annual Review and (if applicable) the proxy form, to the person who arranged the sale or transfer so that they can pass these documents on to the person who now holds the shares. If you are not sure what to do, please contact an independent professional adviser. If you have sold or transferred some, but not all, of your shares you should contact the person who arranged the sale or transfer without delay for advice on what action you should take.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this document, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

This document includes particulars given in compliance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Hong Kong Listing Rules") for the purpose of giving information with regard to the Company. The directors of the Company collectively and individually accept full responsibility for the accuracy of the information contained in this document and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

Notice of the Annual General Meeting of Standard Chartered PLC to be held at the Merchant Taylors' Hall, 30 Threadneedle Street, London EC2R 8JB on Thursday 4 May 2006 at 12 noon (London time) (7.00pm Hong Kong time) is set out on pages 3 to 6 of this document.

Whether or not you propose to attend the Annual General Meeting, if you are an ordinary shareholder please complete and submit a proxy form in accordance with the instructions printed on the enclosed form. The proxy form must be received not less than 48 hours before the time of the holding of the Annual General Meeting.

27 March 2006

Standard Chartered

STANDARD CHARTERED PLC

(Stock Code: 2888)

020206-SCB-Cir-AGM(e)

Standard Chartered

To ordinary shareholders and, for information only, preference shareholders

27 March 2006

Dear Shareholder

I am pleased to be writing to you with details of our Annual General Meeting ("AGM"), which we are holding on Thursday 4 May 2006 at 12 noon (London time) (7.00pm Hong Kong time) at the Merchant Taylors' Hall, 30 Threadneedle Street, London EC2R 8JB. The formal notice of our AGM starts on page 3 of this document.

At the AGM, I will present a review of the year's results and current business, and you will have an opportunity to ask any relevant questions relating to the Company's performance and the resolutions set out in the notice.

If you would like to vote on the resolutions but cannot come to the AGM, please fill in the proxy form (or voting instruction form for ShareCare members) sent to you with this notice and return it to our registrars as soon as possible. They must receive it by 12 noon (London time) (7.00pm Hong Kong time) on Tuesday 2 May 2006.

Final dividend

Shareholders are being asked to approve a final dividend of 45.06 US cents per ordinary share for the year ended 31 December 2005. If you approve the recommended final dividend, this will be paid on 12 May 2006 to all ordinary shareholders who were on the register of members on 10 March 2006. Payment will be made in either sterling, US dollars, Hong Kong dollars or in shares, according to each individual shareholder's choice.

Board Changes

Mr Ho KwonPing, a non-executive director and a member of the Board Remuneration Committee, will not be seeking re-election and will retire from the Board after nine years of distinguished service at the conclusion of the AGM on 4 May 2006.

Political Donations

The law governing political donations was changed by the Political Parties, Elections and Referendums Act 2000 (the "Act"). The wide definitions within the Act mean certain activities undertaken by the Company such as funding seminars and other functions to which politicians may be invited are now being regulated. The penalties for breaching this legislation are very severe. To avoid infringing the law, all UK companies must seek shareholder approval in advance to making any "donations" or incurring any "EU political expenditure".

At the 2002 AGM shareholders passed a resolution giving the Company authority to make donations and incur political expenditure and that authority expires at the forthcoming AGM. To date, we have not made any EU political donations or incurred any EU political expenditure. We have a clear and long standing policy not to make political donations of any kind and we have no intention of changing this. However, the directors have decided that it would be prudent to seek shareholders' approval to renew this authority to avoid normal business activities being caught by the legislation. In accordance with current best practice, the directors will seek to renew this authority on an annual basis in the future. The authority will safeguard the Company from unintentionally committing a technical breach of the Act.

Employee Share Schemes

At the AGM, we shall also be asking for your approval for a proposed amendment to one and the renewal of another of our discretionary share schemes.

We introduced our existing Performance Share Plan ("PSP") in 2001. This plan, in conjunction with our other discretionary share plans, initially allowed us to provide long term share based awards which were competitive and supported the reward and retention of executives.

The Company continues to perform well and has a clear track record of differentiating executives' pay according to individual performance. As such, we need to continue to ensure that the Company's executive compensation arrangements incentivise executives to continue to perform and remain competitive internationally. Over the past two years, changes have been made to the mix of variable compensation for the Company's executives with a

020206-SCB-Cir-AGM(e)

greater reliance on performance shares compared to share options. It is considered that performance shares rather than share options provide a clearer link between performance and reward and make a more efficient use of share capital. Therefore, it is intended that from 2006 options be completely removed from the compensation arrangements for executive directors. Options are no longer used for other employees. As a result, the Company proposes to rebalance the current incentive arrangements so that awards can be made under the PSP with an equivalent expected value to those made previously under the Executive Share Option Schemes and PSP combined. In light of the above, we are seeking shareholder approval to increase the maximum annual level of awards which can be made to an executive through the PSP to 400 per cent of base salary. It is proposed that the target award level for executive directors will be 150 per cent of base salary per annum, but with the actual grant levels being dependent, as now, on individual and Company performance.

The Company also intends to make certain changes to the performance conditions under the PSP. Further details of the proposed changes are given on page 13 of this document.

Shareholder approval is also sought for a new Restricted Share Scheme ("RSS") to replace the existing RSS which expires in May 2007. The RSS is an important tool for recruiting, motivating and retaining high performing and high potential staff at all levels of the organisation and plays an important part in the Company's ambition to increase employee share ownership at all levels across its operations internationally.

A summary of the proposed new scheme is set out on pages 14 to 16 of this document.

Explanatory notes on all the business to be considered at this year's AGM appear on pages 9 to 13 of this document. The directors consider that all the resolutions to be put to the meeting are in the best interests of the Company and its shareholders. Your Board will be voting in favour of them and unanimously recommend that you do so as well.

If you would like a question or questions to be addressed at the AGM please fill in and return the form on page 17. We will endeavour to address any questions raised when the item of business to which the questions relate is under consideration by the Meeting. Any questions submitted that are not relevant to the business of the Meeting will be forwarded for the attention of an appropriate executive. Submitting a question in this way does not affect your rights as a shareholder to attend and speak at the meeting.

Yours sincerely

Bryan K. Sanderson

Bryan K Sanderson CBE
Chairman

Standard Chartered does not contact its shareholders directly to provide recommendation advice, nor does it appoint third parties to do so. As required by law, our shareholder register is available for public inspection. As Standard Chartered cannot control the use of information obtained by persons inspecting the register, please treat any approaches purporting to originate from Standard Chartered with caution.

The Standard Chartered PLC's Hong Kong branch register is administered by Computershare Hong Kong Investor Services Limited, 46th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong (telephone: +852 2862 8628).

As at the date of this document, the Board of Directors of the Company comprises:

Executive Directors:	Bryan Kaye Sanderson CBE, Evan Mervyn Davies CBE, Michael Bernard DeNoma, Richard Henry Meddings, Kaikhushru Shiavax Nargolwala, Peter Alexander Sands; and
Independent Non-Executive Directors:	Sir CK Chow, James Frederick Trevor Dundas, Valerie Frances Gooding CBE, Ho KwonPing, Rudolph Harold Peter Markham, Ruth Markland, Hugh Edward Norton, Paul David Skinner and Oliver Henry James Stocken.

020206-SCB-Cir-AGM(e)

Standard Chartered PLC
1 Aldermanbury Square
London EC2V 7SB

Registered Office as above
Registered in England and Wales 966425

Notice of Annual General Meeting 2006

This year's annual general meeting will be held at the Merchant Taylors' Hall, 30 Threadneedle Street, London EC2R 8JB on Thursday 4 May 2006 at 12 noon (London time) (7.00pm Hong Kong time). You will be asked to consider and pass the resolutions below. Resolutions 15 to 17 (inclusive) will be proposed as special resolutions. All other resolutions will be proposed as ordinary resolutions.

Ordinary Resolutions

1. To receive the annual report for the year ended 31 December 2005.

2. To declare a final dividend of 45.06 US cents per ordinary share for the year ended 31 December 2005.

3. To approve the directors' remuneration report for the year ended 31 December 2005, as set out on pages 49 to 61 of the annual report and on pages 39 to 51 of the annual review.

4. To re-elect Mr E M Davies, an executive director retiring by rotation.

5. To re-elect Mr M B DeNoma, an executive director retiring by rotation.

6. To re-elect Mr P A Sands, an executive director retiring by rotation.

7. To re-elect Sir CK Chow, a non-executive director retiring by rotation.

8. To re-elect Mr R H P Markham, a non-executive director retiring by rotation.

9. To re-elect Mr H E Norton, a non-executive director retiring by rotation.

10. To re-elect Mr B K Sanderson, the Group Chairman, a director retiring by rotation.

11. To re-appoint KPMG Audit Plc as auditor to the Company until the end of next year's annual general meeting.

12. To authorise the Board to set the auditor's fees.

13. That the Board be authorised, generally and without conditions, to allot relevant securities (as defined in the Companies Act 1985), such authority to be limited to:

(a) the allotment (otherwise than under (b) or (c) below) of relevant securities up to a total nominal value of US$131,986,987 (being not greater than 20 per cent of the issued ordinary share capital of the Company as at the date of this resolution);

(b) the allotment (when combined with any allotment made under (a) above) of relevant securities up to a total nominal value of US$219,978,312 in connection with:

(i) an offer of relevant securities open for a period decided on by the Board:

(A) to ordinary shareholders on the register on a particular date (excluding any holder holding shares as treasury shares), in proportion (as nearly as may be) to their existing holdings (ignoring for this purpose both any holder holding shares as treasury shares and the treasury shares held by him); and

(B) to people who are registered on a particular date as holders of other classes of equity securities (excluding any holder holding shares as treasury shares), if this is required by the rights of those securities or, if the Board considers it appropriate, as permitted by the rights of those securities,

and so that the Board may impose any limits or restrictions and make any arrangements which it considers necessary or appropriate to deal with fractional entitlements, legal, regulatory or practical problems in, or under the laws of, any territory or any other matter; and

(ii) a scrip dividend scheme or similar arrangement implemented in accordance with the articles of association of the Company;

020206-SCB-Cir-AGM(e)

(c) the allotment of relevant securities pursuant to the terms of any existing share scheme of the Company or any of its subsidiary undertakings adopted prior to the date of this meeting,

such authorities to apply for the period from 4 May 2006 until the earlier of the end of next year's annual general meeting and 3 August 2007 unless previously cancelled or varied by the Company in general meeting, but, in each such case, so that the Company may make offers and enter into agreements during the relevant period which would, or might, require relevant securities to be allotted after the authority ends and the Board may allot relevant securities under any such offer or agreement, as if the authority had not ended.

14. That the authority granted to the Board to allot relevant securities up to a total nominal value of US$131,986,987 pursuant to paragraph (a) of resolution 13 set out above be extended by the addition of such number of ordinary shares of US$0.50 each representing the nominal amount of the Company's share capital repurchased by the Company under the authority granted pursuant to resolution 16 set out below.

Special Resolutions

15. That if resolution 13 is passed as an ordinary resolution, the Board be given power to allot equity securities (as defined in the Companies Act 1985) for cash under the authority given by that resolution and/or where the allotment constitutes an allotment of equity securities by virtue of section 94(3A) of the Companies Act 1985, free of the restriction in section 89(1) of the Companies Act 1985, such power to be limited to:

(a) the allotment of equity securities in connection with an offer of equity securities open for a period decided on by the Board:

(i) to ordinary shareholders on the register on a particular date (excluding any holder holding shares as treasury shares), in proportion (as nearly as may be) to their existing holdings (ignoring for this purpose both any holder holding shares as treasury shares and the treasury shares held by him); and

(ii) to people who are registered on a particular date as holders of other classes of equity securities (excluding any holder holding shares as treasury shares), if this is required by the rights of those securities or, if the Board considers it appropriate, as permitted by the rights of those securities,

and so that the Board may impose any limits or restrictions and make any arrangements which it considers necessary or appropriate to deal with fractional entitlements, legal, regulatory or practical problems in, or under the laws of, any territory or any other matter; and

(b) the allotment (otherwise than under (a) above) of equity securities up to a total nominal value of US$32,996,746,

such power to apply from 4 May 2006 until the earlier of the end of next year's annual general meeting and 3 August 2007 unless previously cancelled or varied by the Company in general meeting, but during this period the Company may make offers, and enter into agreements, which would, or might, require equity securities to be allotted after the power ends and the Board may allot equity securities under any such offer or agreement as if the power had not ended.

16. That the Company be authorised, generally and without conditions, to make market purchases (as defined in the Companies Act 1985) of its ordinary shares of US$0.50 each provided that:

(a) the Company does not purchase more than 131,986,987 shares under this authority;

(b) the Company does not pay less for each share (before expenses) than US$0.50 (or the equivalent in the currency in which the purchase is made, calculated by reference to a spot exchange rate for the purchase of US dollars with such other currency as displayed on the appropriate page of the Reuters screen at or around 11.00am (London time) on the business day before the day the Company agrees to buy the shares); and

(c) the Company does not pay more for each share (before expenses) than the higher of: (i) 5 per cent over the average of the middle market prices of the ordinary shares according to the Daily Official List of the London Stock Exchange for the five business days immediately before the date on which the Company agrees to buy the shares, and (ii) the price stipulated by Article 5(1) of the Buy-back and Stabilisation Regulation (EC No. 2273/2003),

such authority to apply from 4 May 2006 until the earlier of the end of next year's annual general meeting and 3 August 2007 unless previously cancelled or varied by the Company in general meeting, but during this period the Company may agree to purchase shares where the purchase may not be completed (fully or partly) until after the authority ends and may make a purchase of ordinary shares in accordance with any such agreement as if the authority had not ended.

17. That the Company be authorised, generally and without conditions, to make market purchases (as defined in the Companies Act 1985) of up to 328,388 dollar preference shares and up to 195,285,000 sterling preference shares provided that:

(a) the Company does not pay less for each share (before expenses) than the nominal value of the share (or the equivalent in the currency in which the purchase is made, calculated by reference to the spot exchange rate for the purchase of the currency in which the relevant share is denominated with such other currency as displayed on the appropriate page of the Reuters screen at or around 11.00am (London time) on the business day before the day the Company agrees to buy the shares); and

(b) the Company does not pay more:

(i) for each sterling preference share (before expenses) than 25 per cent over the average of the middle market prices of such shares according to the Daily Official List of the London Stock Exchange for the ten business days immediately before the date on which the Company agrees to buy the shares; and

(ii) for each dollar preference share (before expenses) than 25 per cent over the average of the middle market prices of such shares according to the Daily Official List of the London Stock Exchange for the ten business days immediately before the date on which the Company agrees to buy the shares,

such authority to apply from 4 May 2006 until the earlier of the end of next year's annual general meeting and 3 August 2007 unless previously cancelled or varied by the Company in general meeting, but during this period the Company may agree to purchase shares where the purchase may not be completed (fully or partly) until after the authority ends and may make a purchase of shares in accordance with any such agreement as if the authority had not ended.

Ordinary Resolutions

18. That in accordance with section 347C of the Companies Act 1985, as amended, the Company be authorised to make donations to EU political organisations and/or to incur EU political expenditure (as such terms are defined under section 347A of the Companies Act 1985, as amended) provided that:

(a) (i) such donations to EU political organisations shall not (when aggregated with any donations to EU political organisations made by Standard Chartered Bank in the relevant period) in total exceed the sum of £100,000 (or the equivalent in one or more other currencies translated at such rate(s) as the directors of the Company shall consider appropriate); and

(ii) such EU political expenditure shall not (when aggregated with any EU political expenditure incurred by Standard Chartered Bank in the relevant period) in total exceed the sum of £100,000 (or the equivalent in one or more other currencies translated at such rate(s) as the directors of the Company shall consider appropriate);

(b) such authority shall expire on the earlier of the end of the next year's annual general meeting and 3 August 2007, unless previously renewed, revoked or varied by the Company in general meeting; and

(c) the Company may enter into a contract or undertaking under this authority before its expiry which would or might be performed wholly or partly after its expiry and may make donations to political organisations and/or incur EU political expenditure pursuant to such contract or undertaking.

19. That in accordance with section 347D of the Companies Act 1985, as amended, Standard Chartered Bank be authorised to make donations to EU political organisations and/or to incur EU political expenditure (as such terms are defined under section 347A of the Companies Act 1985, as amended) provided that:

020206-SCB-Cir-AGM(e)

(a) (i) such donations to EU political organisations shall not (when aggregated with any donations to EU political organisations made by the Company in the relevant period) in total exceed the sum of £100,000 (or the equivalent in one or more other currencies translated at such rate(s) as the directors of the Company shall consider appropriate), and;

(ii) such EU political expenditure shall not (when aggregated with any EU political expenditure incurred by the Company in the relevant period) in total exceed the sum of £100,000 (or the equivalent in one or more other currencies translated at such rate(s) as the directors of the Company shall consider appropriate);

(b) such authority shall expire on the earlier of the end of next year's annual general meeting and 3 August 2007, unless previously renewed, revoked or varied by the Company in general meeting; and

(c) Standard Chartered Bank may enter into a contract or undertaking under this authority before its expiry which would or might be performed wholly or partly after its expiry and may make donations to political organisations and/or incur EU political expenditure pursuant to such contract or undertaking.

20. That the rules of the Standard Chartered 2001 Performance Share Plan be amended to reflect the changes described on pages 1 and 2 of the Chairman's letter to shareholders dated 27 March 2006, page 13 in the explanatory notes and in the Appendix on pages 14 to 16 of the Notice of Annual General Meeting 2006 dated 27 March 2006 and that the Board (or any duly authorised committee of the Board) be authorised to do anything which it considers necessary or desirable to give effect to these changes.

21. That the Standard Chartered 2006 Restricted Share Scheme, the principal features of which are summarised on pages 1 and 2 of the Chairman's letter to shareholders dated 27 March 2006, page 13 in the explanatory notes and in the Appendix on pages 14 to 16 of the Notice of Annual General Meeting 2006 dated 27 March 2006 be approved and adopted and that the Board (or any duly authorised committee of the Board) be authorised to do anything which it considers necessary or desirable to carry the same into effect and to make such changes as it may consider appropriate for that purpose.

By order of the Board

C B Brown
Group Company Secretary
27 March 2006

Registered Office:
1 Aldermanbury Square
London EC2V 7SB

020206-SCB-Cir-AGM(e)

Notes

Ordinary Shareholders

If you are an ordinary shareholder you may attend and vote at the AGM or choose one or more other people (proxies) to attend the AGM and vote for you. A proxy does not need to be a shareholder of the Company. Your proxy form must reach our registrars in Bristol, UK or Hong Kong, as appropriate, by 12 noon (London time) (7.00pm Hong Kong time) on Tuesday 2 May 2006. If you send in a completed proxy form you may still attend the AGM and vote in person. If you are a shareholder on the UK register of members, you may alternatively choose to submit your proxy form electronically – details are set out below under the heading 'Electronic Proxy Voting'. Electronic proxy voting is not available to shareholders whose shares are registered on the branch register in Hong Kong.

If you want to attend the AGM and vote, you must be on the Company's register of members in the UK by 10.00pm (London time) on Tuesday 2 May 2006 or on the Company's branch register of members in Hong Kong by 5.00am (Hong Kong time) on Wednesday 3 May 2006. This will also allow us to confirm how many votes you have on a poll. If the AGM is adjourned to a time after 10.00pm (London time) on Thursday 4 May 2006, you must be on the appropriate register of members of the Company 48 hours before the time of the adjourned meeting. This will also allow us to confirm how many votes you will have on a poll called at such a meeting. If we give you notice of an adjourned meeting we will tell you in the notice when you need to be on the register to be able to attend and vote.

ShareCare

If you hold your shares in ShareCare, we will send you a voting instruction form. You must make sure that you return the completed form to our registrars in Bristol, UK by 12 noon (London time) on Tuesday 2 May 2006. You may also choose to appoint a proxy electronically – details are set out below under the heading 'Electronic Proxy Voting'.

Electronic Proxy Voting

Shareholders on the UK register of members may appoint a proxy electronically. If you wish to submit your proxy form electronically, you will need an internet-enabled PC with an Internet Explorer 4 or Netscape 4 web browser, or a more recent release of those browsers. You will also need your Shareholder Reference Number (SRN) or ShareCare number (SCN), as appropriate, and Personal Identification Number (PIN) (both of which are printed on the enclosed proxy form or voting instruction form) to access the service. Your PIN will expire at 12 noon on Tuesday 2 May 2006.

Before you can appoint a proxy electronically, you will be asked to agree to the terms and conditions for electronic proxy appointment. It is important that you read these terms and conditions carefully, as they will govern the electronic appointment of your proxy.

You may choose to use the electronic proxy appointment service or, if you wish, you can instead continue to submit your proxy form or voting instruction form by post.

Electronic proxy voting is not available to shareholders whose shares are registered on the branch register in Hong Kong.

Electronic Proxy Voting through CREST

If you are a CREST member and wish to appoint a proxy or proxies by using the CREST electronic proxy appointment service, you may do so by following the procedures described in the CREST manual. If you are a CREST Personal Member or other CREST sponsored member or a CREST member who has appointed a voting service provider, you should refer to your CREST sponsor or voting service provider, who will be able to take the appropriate action on your behalf.

In order for your proxy appointment using CREST to be valid, the appropriate CREST message (a "CREST Proxy Instruction") must be properly authenticated in accordance with CRESTCo's specifications and must contain the information required for these instructions, as described in the CREST manual. The message must be transmitted so as to be received by our agent (ID 3RA50) by 12 noon (London time) on Tuesday 2 May 2006. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Application Host) from which our agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST.

You should note that CRESTCo does not make special procedures available in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is your responsibility to take any necessary action to ensure that messages are transmitted through the CREST system in time. In this connection, you should look at those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in regulation 35(5)(a) of the Uncertificated Securities Regulations 2001, which regulates instructions containing incorrect information and instructions that are improperly sent.

Voting

On a show of hands every ordinary shareholder present in person and every proxy appointed by such shareholder (other than the chairman) and present at the meeting has one vote. On a poll, every ordinary shareholder present in person or by proxy has one vote for every US$2.00 nominal value of ordinary shares held. The nominal value of each ordinary share being US$0.50, means that a member needs to hold four ordinary shares to register one vote on a poll.

Voting results
You can obtain the results of the meeting by telephoning our registrars in Hong Kong on or after 5 May 2006. The results of the meeting will be announced to the UK Listing Authority and The Stock Exchange of Hong Kong Limited. A copy of that announcement will be published in the South China Morning Post and the Hong Kong Economic Journal and will appear on our website at www.standardchartered.com/investors on 5 May 2006.

Preference shareholders
Only ordinary shareholders may attend and vote at the AGM. This document is sent to holders of preference shares for information only.

Inspection of documents
The following documents will be available for inspection at 1 Aldermanbury Square, London EC2V 7SB and at the offices of Slaughter and May, 47th Floor, Jardine House, One Connaught Place, Central, Hong Kong from the date of this notice until the end of the AGM and at the Merchant Taylors' Hall from 15 minutes before the AGM until it ends:

- A statement containing particulars of loans and quasi-loans made by the Company in favour of the directors and people connected with them.
- A report prepared by our auditor, KPMG Audit Plc on the statement referred to above.
- Copies of the executive directors' service contracts and that of the Group Chairman.
- Copies of the letters of appointment of non-executive directors.
- The register of directors' interests and the interests of their connected persons in the share capital of the Company.
- The rules of the Standard Chartered 2001 Performance Share Plan, showing the changes proposed in resolution 20.
- The rules of the Standard Chartered 2006 Restricted Share Scheme to be adopted under resolution 21.

Interests in shares
The Company had not been notified before 28 February 2006 (the latest practicable date before the publication of this notice) of any changes in the directors' interests or the substantial shareholders' interests in the Company's ordinary shares from those shown in the Annual Report and Annual Review.

Please also refer to the published version of this announcement in the South China Morning Post and the Hong Kong Economic Journal dated 27 March 2006.

In the case of any conflict between any translation and this English text, this English text shall prevail.

Explanatory notes to the Notice of Annual General Meeting

The notes on the following pages give an explanation of the proposed resolutions.

Resolutions 1 to 14 (inclusive) and Resolutions 18 to 21 (inclusive) are proposed as ordinary resolutions. This means that, for each of those resolutions to be passed, more than half of the votes cast must be in favour of the resolution.

Resolutions 15 to 17 (inclusive) are proposed as special resolutions. This means that, for each of those resolutions to be passed, at least three-quarters of the votes cast must be in favour of the resolution.

Please note that a "vote withheld" (as appears on the proxy form) is not a vote in law and will not be counted in the calculation of the proportion of votes "for" or "against" a resolution.

Resolution 1: Annual Report
The directors are required by law to present, for each financial year, the directors' report, the audited accounts and the independent auditor's report to shareholders at a general meeting.

Resolution 2: Declaration of the final dividend (including share dividend alternative)
Final dividends must be approved by shareholders but cannot be more than the amount recommended by directors. If the meeting approves resolution 2 the final dividend of 45.06 US cents per ordinary share will be paid on 12 May 2006 to those shareholders registered on the UK register at the close of business (London time) on 10 March 2006 and to those shareholders registered on the branch register in Hong Kong at the opening of business (Hong Kong time) on 10 March 2006 in respect of each ordinary share. United Kingdom registered shareholders will receive their dividends in sterling unless they choose to receive US dollars, Hong Kong dollars or shares. Hong Kong registered shareholders will receive their dividends in Hong Kong dollars unless they choose to receive sterling, US dollars or shares. Please see the separate document entitled "2005 Final Dividend".

Resolution 3: Directors' Remuneration Report
The Company is required by law to seek the approval of shareholders of its annual report on remuneration policy and practice. Shareholders are invited to vote on the Directors' Remuneration Report, which may be found on pages 49 to 61 of the annual report and on pages 39 to 51 of the annual review.

Resolutions 4 to 10: Re-election of directors
Under the Company's articles of association, all directors who held office at the time of the two preceding annual general meetings and who did not retire at either of them must retire at the annual general meeting and at every general meeting at least one-third of the existing directors must retire. All of the directors are eligible to seek re-election by shareholders at the annual general meeting, if they so wish.

Mr B K Sanderson, Mr E M Davies, Mr P A Sands, Mr M B DeNoma and Mr R H P Markham are each retiring by rotation and will submit themselves for re-election at this AGM.

In accordance with the Combined Code and under the Company's articles of association, any non-executive director who has served nine years or more on the Board must vacate his office and submit himself for re-election at every AGM. Sir CK Chow and Mr H E Norton have each served nine years or more on the Board of the Company as non-executive directors. They will therefore also be retiring by rotation and will submit themselves for re-election at this AGM. The Board Nomination Committee (the "Committee") has carried out a rigorous review of the performance of these directors and their contribution to the deliberations and decisions of the Board during 2005. The Committee, as part of its review, has taken into account the need for progressive refreshing of the Board and it believes that Sir CK Chow and Mr H E Norton continue to be committed to the Company and independent in character and judgement. The Committee therefore fully supports the proposal to re-elect Sir CK Chow and Mr H E Norton as independent non-executive directors for a further year.

Mr Ho KwonPing has also served nine years on the Board. He will retire at the end of the AGM but will not submit himself for re-election.

Sir CK Chow, Mr H E Norton and Mr R H P Markham are all non-executive directors and therefore do not have contracts of employment.

Mr E M Davies, Mr M B DeNoma and Mr P A Sands each have a contract of employment with a notice period of one year.

Mr B K Sanderson has a contract of employment with similar terms to the executive directors' contracts with a notice period of one year.

All of the directors submitting themselves for re-election are highly experienced and have a broad understanding of the financial services industry. In view of their experience and performance, the Board considers that they will each continue to make a valuable contribution to the Company.

Biographical details of each of the directors standing for re-election are as follows:

E Mervyn Davies CBE*
Group Chief Executive
Appointed to the Board on 16 December 1997 and as Group Chief Executive on 28 November 2001. Before his appointment as Group Chief Executive he was the executive director with responsibility for Hong Kong, China and North East Asia and for Group-wide Technology and Operations. He is a non-executive director of Tesco PLC and of Tottenham Hotspur plc and is Chairman of the Appeal Fundraising Board of Breakthrough Breast Cancer. Age 53 as at the date of the AGM.

Mike DeNoma*
Appointed to the Board on 12 May 2000. He is responsible for the Group's Consumer Banking business worldwide. He joined Standard Chartered in July 1999 with responsibility for Consumer Banking in Asia. He is a member of the board of Singapore Management University and a director of the International Center for Missing and Exploited Children. He is based in Singapore. Age 50 as at the date of the AGM.

Peter Sands*
Appointed to the Board on 14 May 2002. He is responsible for Finance, Risk, Strategy and Technology and Operations. Prior to his appointment he was a director with worldwide consultants McKinsey & Co. He had been with McKinsey since 1988, where he worked extensively in the banking and technology sectors in a wide range of international markets. Age 44 as at the date of the AGM.

Sir CK Chow†
Appointed to the Board on 24 February 1997. He is Chief Executive Officer of MTR Corporation Limited of Hong Kong and is non-executive Chairman of Standard Chartered Bank (Hong Kong) Limited. He is a member of the Hong Kong Tourism Board, the Council of the Chinese University of Hong Kong and the Council of the Hong Kong Institute of Certified Public Accountants. Previously he was Chief Executive Officer of GKN plc and Brambles Industries plc. He was formerly a president of the Society of British Aerospace Companies. He is based in Hong Kong. Age 55 as at the date of the AGM.

Rudy Markham†
Appointed to the Board on 19 February 2001. He is Chief Financial Officer of Unilever. Age 60 as at the date of the AGM.

Hugh Norton†
Senior Independent Director
Appointed to the Board on 7 August 1995. He was formerly a Managing Director of British Petroleum. Age 69 as at the date of the AGM.

Bryan Sanderson CBE
Chairman
Appointed to the Board on 9 December 2002 and as Chairman on 8 May 2003. He spent most of his career with British Petroleum, rising to become a main board director and Chief Executive of BP Chemicals before he retired in 2000. He is Chairman of BUPA, and joint Chairman of the Asia Task Force with the British Secretary of State for Trade and Industry. He is also a non-executive director of Sunderland Limited and of Durham County Cricket Club Holdings Limited and is on the board of directors of the Asian University for Women Support Foundation and the Commonwealth Business Council. Age 65 as at the date of the AGM.

* Executive director
† Independent non-executive director

None of the directors standing for re-election has any relationship with any other director, member of senior management or substantial or controlling shareholder of the Company. The biographical information in respect of each of these directors complies with the disclosure requirements as set out in the Hong Kong Listing Rules. As such no other details pursuant to these listing rules need to be disclosed.

The directors standing for re-election have the following interests in the ordinary shares of the Company as at 28 February 2006, the latest practicable date for determining such information:

Director	Personal interests	Family interests	Other interests	Total
E M Davies	109,291	0	51,602	160,893
M B DeNoma	85,607	0	24,941	110,548
P A Sands	15,641	0	30,961	46,602
Sir CK Chow	15,664	0	0	15,664
R H P Markham	2,302	0	0	2,302
H E Norton	7,500	0	0	7,500
B K Sanderson	147,448	16,159	26,062	189,669

None of the above directors has an interest in the Company's preference shares or loan stock, nor the shares or loan stock of any subsidiary or associated undertaking of the Group.

Current basic annual fees for non-executive directors are US$100,111 (£55,000) with additional fees for ordinary membership or chairmanship of a Board committee as follows:

Committee	Ordinary membership		Chairmanship	
Audit and Risk	US$18,202	(£10,000)	US$63,707	(£35,000)
Board Nomination	US$5,461	(£3,000)		N/A*
Board Remuneration	US$18,202	(£10,000)	US$45,505	(£25,000)
Corporate Responsibility and Community	US$9,101	(£5,000)		N/A*

* B K Sanderson is chairman of the Board Nomination Committee and the Corporate Responsibility and Community Committee. He does not receive any additional fees in his capacity as a member of either Committee.

An additional annual fee of US$36,404 (£20,000) is payable to Mr H E Norton as the Senior Independent Director to reflect the further workload that is associated specifically with this role.

Sir CK Chow is also Chairman of Standard Chartered Bank (Hong Kong) Limited. He receives an all-inclusive fee for his Hong Kong and Standard Chartered PLC Board duties of US$257,159 (HK$2,000,000) per annum.

020206-SCB-Cir-AGM(e)

The Group policy is that base salary levels are set with reference to the median of the FTSE 350 and the Group's key international competitors. Salary levels are reviewed annually by the Board Remuneration Committee taking account of the latest available market data. Any increases in annual base salary are effective from 1 April of the relevant year. The average sterling salary increase for executive directors in 2005 (effective 1 April 2005) was 5.6 per cent. The increases in base salary were intended to align salary levels to those within the market. The annual base salary levels of executive directors as at 1 January 2005 and 31 December 2005 were as follows:

	1 January 2005	31 December 2005	Increase as a % of base salary
E M Davies	US$1,365,150 (£750,000)	US$1,456,160 (£800,000)	6.67%
M B DeNoma	US$755,383 (£415,000)	US$782,686 (£430,000)	3.61%
P A Sands	US$864,595 (£475,000)	US$955,605 (£525,000)	10.5%

In addition, the executive directors are eligible to receive a discretionary annual bonus and a long term incentive award as more fully described on page 51 of the Annual Report and page 41 of the Annual Review.

The compensation arrangements for the Chairman were reviewed in 2004. Following the review, the arrangements were restructured to take effect from 1 January 2005. Mr B K Sanderson, the Chairman, receives a base salary of US$682,575 (£375,000) and an award of shares equal in value, based on the share price at the end of 2004. The share component is delivered in two tranches each year in April and October. He is no longer eligible to participate in the Group's annual bonus and discretionary share plans. The current compensation arrangements for the Chairman will remain unchanged for two years, after which they will be reviewed against prevailing market practice for roles of this type.

Resolutions 11 and 12: Reappointment of auditor and setting of auditor's fees
At each general meeting at which accounts are presented, the Company is required to appoint an auditor to hold office until the end of the next such meeting. KPMG Audit Plc has said that they are willing to continue as the Company's auditor for another year. You are asked to reappoint them and, following normal practice, to authorise the Board to set their fees.

Resolutions 13 and 14: Directors' authority to allot shares
Under section 80 of the Companies Act 1985, the directors may only allot shares, or rights to shares, if shareholders in general meeting have given them authority to do so. The authority given to the directors at last year's annual general meeting to allot shares or rights to shares will expire at the end of this year's annual general meeting. Accordingly, this resolution seeks shareholders' approval to renew this authority.

Resolution 13(a) asks for a new authority to be given to allow the directors to allot shares or rights to shares up to a maximum nominal amount of US$131,986,987, being approximately 20 per cent of the issued ordinary share capital of US$659,934,937 as at 28 February 2006 (which is the latest practicable date before publication of this notice). The Hong Kong Listing Rules do not permit the directors to allot, on a non pre-emptive basis, shares or rights to shares that would represent more than 20 per cent of the issued ordinary share capital as at the date on which the resolution granting them a general authority to allot is passed. Accordingly, resolution 13(a) also restricts the authority of the directors to the 20 per cent threshold.

The directors are also authorised to make allotments, which exceed the 20 per cent authority, in connection with offers to shareholders (such as rights issues), by way of scrip dividend but only up to a maximum aggregate nominal amount (when combined with any allotments made under the general authority) of US$219,978,312. This is approximately 33.3 per cent of the issued ordinary share capital as at 28 February 2006 (which is the latest practicable date before publication of this notice).

As noted in respect of resolution 15 below, there are legal, regulatory and practical reasons why, under an offer to shareholders, such as a rights issue, it may not be possible to issue equity securities to some shareholders, particularly those resident overseas. Resolution 13(b)(i) makes it clear that the authority to make allotments in connection with offers to shareholders covers any such offers in respect of which the directors may make arrangements to deal with such difficulties, and also with fractions of shares.

Notwithstanding the authority to be granted by resolution 13(b), any rights issue or open offer to shareholders will also need to comply with the applicable Hong Kong Listing Rules, and specific shareholder approval for such issues will therefore be obtained if necessary, in accordance with these requirements.

The directors are also authorised under resolution 13(c) to make allotments pursuant to the Company's existing share schemes or those of its subsidiary undertakings adopted prior to the date of the annual general meeting, and, if resolution 21 is passed by shareholders at the annual general meeting, pursuant to the 2006 Restricted Share Schemes.

The new authority will continue in the case of 13(a), 13(b) and 13(c) until the earlier of the end of next year's annual general meeting and 3 August 2007.

The directors have no specific plans to allot shares, except as scrip dividends instead of cash dividends and following the exercise of options and awards under the Company's share schemes. However, the authority gives the directors flexibility to take advantage of business opportunities as they arise.

In accordance with the Hong Kong Listing Rules, resolution 14 seeks to extend the directors' authority to allot shares pursuant to paragraph (a) of resolution 13 to include the shares repurchased by the Company under the authority to be sought by resolution 16.

Resolution 15: Power to allot equity securities for cash without certain formalities
This resolution renews the authority conferred on the directors to allot equity securities for cash, without the need first to offer such shares to existing shareholders in proportion to their shareholdings. Your right to be offered equity securities first in this way is known as a "pre-emption right". The Company's ordinary shares (including any such shares which are held by the Company as treasury shares) and rights to them are "equity securities" as defined in section 94(2) of the Companies Act 1985. If the directors wish to allot or, in the case of any treasury shares, sell equity securities paid for entirely in cash (other than to an employee share scheme), section 89(1) of the Companies Act 1985 requires that the equity securities must first be offered to existing shareholders in proportion to their shareholdings.

In certain circumstances, it may be in the interests of the Company for the directors to be able to allot or, in the case of any treasury shares, sell some equity securities for cash (other than to an employee share scheme) without having to offer them to existing shareholders first. Before this can happen, the shareholders must give up their pre-emption rights.

Resolution 15 deals with this, but only for equity securities up to a maximum total nominal value of US$32,996,746, which was equal to approximately 5 per cent of the Company's issued ordinary share capital as at 28 February 2006 (which is the latest practicable date before the publication of this notice) and represents 65,993,493 ordinary shares of US$0.50 each.

There are legal, regulatory and practical reasons why, under a rights issue or other pre-emptive offer, it may not be possible to issue equity securities to some shareholders, particularly those resident overseas. Resolution 15 also asks for your authority for the directors to make arrangements to deal with such difficulties when making these offers and also for the directors to deal with fractions of shares.

Resolution 16: Authority to purchase ordinary shares
The effect of this resolution is to renew the authority granted to the Company to purchase its own shares up to a maximum of 131,986,987 ordinary shares until the annual general meeting in 2007 at, or between, the minimum and maximum prices specified in this resolution. This is approximately 10 per cent of the Company's issued ordinary share capital as at 28 February 2006 (which is the latest practicable date before the publication of this notice). No repurchases of shares will be conducted on The Stock Exchange of Hong Kong Limited.

The directors believe that it is in the best interests of the Company and all of its shareholders to have a general authority for the Company to buy back its ordinary shares in the market. The directors intend to keep under review the potential to purchase ordinary shares. Purchases will only be made if the directors consider that the purchase would be for the benefit of the Company and shareholders, taking into account relevant factors and circumstances at that time, for example the effect on earnings per share. The Companies Act 1985 now permits the Company to hold any such bought back shares in treasury as an alternative to immediately cancelling them. If the Company purchases any of its ordinary shares and holds them in treasury, the Company may sell these shares (or any of them) for cash, transfer these shares (or any of them) for the purposes of or pursuant to an employees' share scheme, cancel these shares (or any of them) or continue to hold them in treasury. Holding such shares in treasury gives the Company the ability to reissue them quickly and cost effectively and provide additional flexibility in the management of the Company's capital base. No dividends will be paid on, and no voting rights will be exercised in respect of, shares held in treasury. The directors intend to decide on whether to cancel shares purchased pursuant to this authority or hold them in treasury based on the interests of the Company and shareholders as a whole at the relevant time.

The Company held no shares in treasury as at 28 February 2006 (which is the latest practicable date before the publication of this notice).

The total number of options to subscribe for ordinary shares outstanding at 28 February 2006 was 45,693,296, which represented 3.5 per cent of the issued ordinary share capital at that date. If the Company were to purchase the maximum number of ordinary shares permitted by this resolution, the options outstanding at 28 February 2006 would represent approximately 3.8 per cent of the issued ordinary share capital.

Resolution 17: Authority to purchase preference shares
The effect of this resolution is to renew the authority granted to the Company to purchase up to 328,388 US dollar preference shares and up to 195,285,000 sterling preference shares. No dollar or sterling preference shares were repurchased in that period.

Whilst it is important to have a capital base which is adequate to allow the business to grow in all areas and which appears to offer an appropriate balance between risk and profitability, it is equally important that the Company does not carry excessive amounts of capital and that it uses the most appropriate mix of capital instruments in the balance sheet. Having the authority to buy back all the preference shares would provide the Company with further flexibility in managing the capital base. Accordingly, the directors believe that it is in the best interests of the Company and its shareholders as a whole to have the authority sought by this resolution.

The directors intend to keep under review the potential to buy back preference shares, taking into account other investment and funding opportunities. The authority will be exercised only if the directors believe that to do so would be in the interests of shareholders generally. As noted above, the Companies Act 1985 now permits the Company to hold any such bought back shares in treasury as an alternative to immediately cancelling them. Accordingly, if the Company purchases any of its preference shares, those shares may be cancelled or held in treasury by the Company. The directors intend to make such decision at the time of purchase based on the interests of the Company and shareholders generally.

Resolutions 18 and 19: Authority to make donations to EU political organisations and incur EU political expenditure
It is the Company's policy and that of its principal subsidiary, Standard Chartered Bank, not to make donations to political parties and there is no intention of changing this policy.

The law governing political donations was changed in 2000 and as a result, payments and activities which were not previously regulated are, in certain circumstances, prohibited without shareholder approval. UK companies must obtain shareholder approval in advance before they, or any of their wholly owned subsidiaries, can make "political donations" or incur "EU political expenditure" of over £5,000 in aggregate over any 12 month period. Routine commercial activities that fall within the Company's ordinary course of business could unintentionally breach the current law, the penalties for which can be severe. To avoid inadvertent infringement of the law, the Board is seeking to renew this authority for the Company and Standard Chartered Bank to make "donations" to "EU political organisations" up to an annual limit of £100,000 and incur "EU political expenditure" up to an annual limit of £100,000 (each as defined by this law), such authority to be effective from 4 May 2006 until the earlier of the end of next year's annual general meeting and 3 August 2007 unless previously renewed, revoked or varied by the Company in general meeting.

Resolution 20: Performance Share Plan
As explained in the Chairman's letter, the Company is keen to ensure that it has the right incentive tools through which it can incentivise senior executives.

Shareholder approval is sought to increase the maximum award level under the 2001 Performance Share Plan ("PSP"). The Company is essentially rebalancing the current incentive arrangements so that awards can be made under the PSP with an equivalent expected value to those made previously under the Executive Share Option Schemes and the PSP combined. However, it is intended that from 2006, share options will be completely removed from the incentive arrangements for executive directors. Options are no longer used for other employees. It is the Board Remuneration Committee's intention that the overall level of incentives awarded under the Company's discretionary share schemes remains broadly level.

The proposal is to increase the maximum value of shares which may be awarded under the PSP in any year to any individual from 200 per cent to 400 per cent of their base salary. It is important to emphasise that this is a maximum limit and awards to this level will only be granted in exceptional circumstances. The Company remains committed to linking awards to performance of both the Company and the individual and will continue to differentiate the levels of awards to executives on this basis. It is proposed that the target award level for executive directors will be 150 per cent of base salary per annum.

The Company also intends to amend the performance conditions under the PSP, with selected changes to the vesting schedule for both Total Shareholder Return ("TSR") and Earnings Per Share ("EPS") elements. In particular, under the proposed TSR vesting schedule:

a) 15 per cent of the award will vest for median TSR performance over the three year measurement period rather than 20 per cent as is currently the case; and

b) full vesting will occur if the Company's TSR performance is ranked at least third against the comparator group, rather than at least fourth as is currently the case.

Under the EPS performance condition, 15 per cent of the award will vest for threshold EPS performance (i.e. 15 per cent EPS growth over the three year measurement period) rather than 20 per cent as is currently the case.

A summary of the PSP, including the proposed changes, is set out in the Appendix.

Resolution 21: Restricted Share Scheme
Shareholder approval is sought for the adoption of the Standard Chartered 2006 Restricted Share Scheme (the "2006 RSS").

The existing Restricted Share Scheme (the "1997 RSS") is an important tool for recruiting, motivating and retaining high performing and high potential staff at all levels of the organisation. However, executive directors do not generally receive awards under the 1997 RSS except in exceptional circumstances (for example, on recruitment).

It is expected that the 2006 RSS will play a significant part in the Company's ambition to increase employee share ownership at all levels across its operations internationally. Similar plans can be found in many commercial sectors but they are particularly common in the financial services industry in the UK and internationally.

A summary of the proposed share scheme is set out in the Appendix.

The directors recommend all shareholders to vote in favour of all the resolutions, as the directors intend to do so in respect of their own shares, and consider that the resolutions are in the best interests of the Company and shareholders as a whole.

Appendix

Summary of the Standard Chartered 2001 Performance Share Plan (the "PSP") and the Standard Chartered 2006 Restricted Share Scheme (the "RSS"), collectively referred to as the "Plans"

A. Common features of the Plans

(i) **Administration**

The Plans operate through the Standard Chartered 1995 Employee Share Ownership Plan (the "ESOP"). As the executive directors and the Chairman are within the class of beneficiary of the ESOP, they are deemed to have an interest in the shares held in the ESOP.

(ii) **Eligibility**

The Company's Employee Share Schemes Committee ("ESSC") may invite any employee of the Company or any of its subsidiaries (together the "Group") to participate.

(iii) **Awards**

An award may take the form of a conditional right or a nil price option to acquire a specified maximum number of ordinary shares at no cost to the participant. However, for US tax reasons, an award made to a US taxpayer must take the form of a conditional right to acquire shares. Awards are subject to the limits in paragraph (v) and the individual limits under each Plan set out in sections B (ii) and C (iii) below. PSP awards are also subject to the performance conditions in section B (i) below. RSS awards are not subject to performance conditions.

Awards are normally made during the six weeks following the approval of the Plans by shareholders and otherwise during the period of six weeks from the announcement by the Company of its interim or final results for any financial year (and at other times in exceptional circumstances). No awards may be made more than ten years after the Plans are adopted. Awards are personal to the participant and, except on the death of a participant, may not be transferred.

(iv) **Exercise of Awards**

Participants may normally exercise PSP awards between three and ten years after the date of grant to the extent that the performance conditions have been met.

Participants may normally exercise 50 per cent of RSS awards between two and seven years after the date of grant and the remaining 50 per cent between three and seven years after the date of grant.

Normally the participant must remain employed by the Group in order to receive their shares. Awards under the RSS will lapse if the participant is adjudged bankrupt. However, in respect of PSP awards, if their employment ceases in certain specified circumstances, such as ill-health, injury, disability, retirement at normal contractual retirement age, redundancy, the sale of the relevant employing company or the transfer of the business in which the participant is employed, they will normally only receive a time apportioned number of shares and to the extent that any applicable performance conditions are met. If the participant ceases employment for any other reason, their awards will normally lapse, unless the Board Remuneration Committee ("BRC") decides otherwise.

If a participant dies, their personal representative may receive a time apportioned number of shares and, where relevant, the performance conditions may be waived at the discretion of the Committee.

(v) **Limits of the Plans**

The ESOP may subscribe for or purchase shares for the Plans. However, the Board may not issue shares to the ESOP at a price less than the higher of (i) the average of the middle market quotation for a share on the Daily Official List of the London Stock Exchange on the dealing day (or the average for the five dealing days) before they are issued or (ii) (if an option is granted to the ESOP to subscribe for shares), the average of the middle market quotation for a share on the Daily Official List of the London Stock Exchange on the dealing day (or the average for the five dealing days) before the grant of the option. In addition, the following limits, which are consistent with those contained in the other schemes operated by the Group, apply to the Plans:

(a) in any ten year period, the number of shares which may be issued or awarded under either of the Plans and any discretionary share scheme established by the Company may not exceed 5 per cent of the issued share capital of the Company from time to time; and

(b) in any ten year period, the number of shares which may be issued or awarded under either of the Plans and any employee share scheme established by the Company may not exceed 10 per cent of the issued share capital of the Company from time to time.

(c) pursuant to the terms of a waiver from strict compliance with the relevant requirements of the Hong Kong Listing Rules the total number of shares which may be issued or awarded under either of the Plans and any employee share schemes established by the Company may not in aggregate exceed 10 per cent of the share capital from time to time.

It is not considered feasible or appropriate to disclose the value of all options that can be granted under the scheme as the limits set out above do not apply to any one plan in isolation.

(vi) **Change of control**

If there is a change of control, scheme of arrangement, reconstruction or amalgamation or winding-up of the Company, participants may receive their shares subject to the consent of the BRC, taking into account, in respect of PSP awards only, the extent to which the performance conditions have been satisfied at that time and, in respect of both Plans, the time that has passed since the award was made and any other relevant criteria.

020206-SCB-Cir-AGM(e)

(vii) **Pension rights**
Awards of shares under the Plans will not form part of pensionable earnings.

(viii) **Variation in share capital**
If the share capital of the Company is varied, the ESSC may adjust the number of shares which a participant may acquire and, where relevant, the performance conditions to which an award is subject.

(ix) **Amendments**
The ESSC may amend the Plans at any time. However, the prior approval of the Company in general meeting will be required for amendments to the advantage of participants relating to eligibility, individual and overall limits, rights to exercise awards and variations of capital except for minor amendments to benefit the administration of the Plans, to take account of any changes in legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment for participants or for any member of the Group.

However, subject to shareholder approval at the AGM in the case of the RSS, the Plans permit the adoption, without further shareholder approval, of corresponding schemes for the benefit of non-UK employees of the Group.

(x) **Cash equivalent**
Following the exercise of an award, the ESSC may decide that in lieu of a right to receive ordinary shares, a participant shall be paid a cash sum equivalent to the market value of the ordinary shares at that time.

The cash equivalent provisions are intended to be operated in those jurisdictions where, due to securities laws or other regulatory issues, there are difficulties in allotting shares to participants.

B. Key features of the PSP

(i) **Performance conditions**
The BRC sets appropriate performance conditions each time that awards are made under the PSP. The conditions that apply to the awards are disclosed in the Company's Annual Report for the year concerned.

The BRC may amend the performance conditions which apply to any award if the amended condition would provide a more appropriate measure of performance, as long as the amended condition would be no less demanding to satisfy. In particular, the BRC may increase the earnings per share ("EPS") growth targets if inflation rises significantly.

Current conditions
All awards made under the PSP to date have been subject to the following performance conditions:

First, the Company's total shareholder return ("TSR") is compared to that of a group of other major UK and international banks (the "Comparator Group") over a period of three years. The Comparator Group currently comprises ABN Amro, Bank of America, Bank of East Asia, Barclays, Citigroup, DBS Group, Deutsche Bank, HBOS, HSBC, JP Morgan Chase, Lloyds TSB, Overseas Chinese Banking Corporation, RBS Group and United Overseas Bank.

If the Company's TSR performance is equal to that of the median ranking company in the Comparator Group, participants may exercise 20 per cent of their award. They are not able to exercise any of their award if the Company's TSR is below that of the median ranking company. They are able to exercise 50 per cent of their award if the Company's TSR performance is equal to or greater than that of the Company ranked fourth in terms of TSR performance. The proportion of any award which they may exercise for TSR ranking between these points is calculated on a straight line basis.

Secondly, awards are subject to the following EPS growth targets applied over the same three year performance period. Participants are not able to exercise their award unless the Company's EPS has increased by at least 15 per cent, when they may exercise 20 per cent of the award. They may exercise 50 per cent of their award if the Company's EPS has increased by at least 30 per cent. The proportion of the award which they may exercise for EPS growth between 15 per cent and 30 per cent is calculated on a straight line basis.

Future conditions
The following amendments are to be made to the performance conditions attached to future awards under the PSP. All other aspects of the performance conditions will remain unchanged.

If the Company's TSR performance is equal to that of the median ranking company, participants may exercise 15 per cent of their award. They will be able to exercise 50 per cent of their award if the Company's TSR performance is equal to or greater than that of the Company ranked third in terms of TSR performance. The proportion of any award which they may exercise for TSR ranking between these points will be calculated on a straight line basis.

Further, if the Company's EPS has increased by 15 per cent over the three year performance period, participants may only exercise 15 per cent of their award rather than 20 per cent as is currently the case. If the Company's EPS has increased by at least 30 per cent, 50 per cent of their award is exercisable with the proportion of the award which they may exercise for EPS growth between 15 per cent and 30 per cent calculated on a straight line basis.

(ii) **Individual limits**
Current limit
The value of shares awarded under the PSP in any financial year to any individual may not exceed 200 per cent of their annual base salary, or such lesser percentage as may be set for any individual or class of participants.

020206-SCB-Cir-AGM(e)

Proposed limit
Shareholder approval is sought to increase the individual limit such that the value of shares awarded under the PSP in any financial year to any individual may not exceed 400 per cent of their annual base salary.

C. **Key features of the RSS**

(i) **General**
The RSS will replace the existing 1997 Restricted Share Scheme, under which no further awards will be made.

(ii) **Eligibility**
Executive directors will only receive awards under the RSS in exceptional circumstances, for example on recruitment.

(iii) **Individual limits**
The value of shares awarded under the RSS in any financial year to any individual may not exceed 200 per cent of their annual base salary, or such lesser percentage as may be set for any individual or class of participants.

020206-SCB-Cir-AGM(e)

Standard Chartered

Annual General Meeting – 4 May 2006

If there is a question or questions you would like to have addressed at the Annual General Meeting (the "AGM") on 4 May 2006, please write your question(s) here and return this form as indicated below:

Question(s)

We will endeavour to address any issues raised when the item of business to which the question relates is under consideration at the AGM. Any questions submitted that are not relevant to the business of the AGM will be forwarded for the attention of an appropriate executive.

Submitting a question in advance of the AGM does not affect your rights as a shareholder to attend and speak at the AGM.

Signed: ______________________

Full Name: ______________________

Shareholder/ShareCare Reference Number: ______________________

Please return this form to the Company's registrars along with your proxy form/voting instruction form using the prepaid envelope. Shareholders registered in the United Kingdom should return their form to Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol BS13 8FB, United Kingdom **no later than 12 noon on Tuesday 2 May 2006.** Shareholders registered in Hong Kong should return their form to Computershare Hong Kong Investor Services Limited, Hopewell Centre, 46th Floor, 183 Queen's Road East, Wan Chai, Hong Kong **no later than 7.00pm on Tuesday 2 May 2006.**

Registered Office:
1 Aldermanbury Square
London EC2V 7SB
Telephone: 020 7280 7500
www.standardchartered.com

Principal Place of Business in
Hong Kong:
32nd Floor
4-4A Des Voeux Road Central
Hong Kong

Registered in England and Wales
number 966425

020206-SCB-Cir-AGM(e)

FILE: 82-5188

Standard Chartered

STANDARD CHARTERED PLC

(Registered in England and Wales number 966425)

STOCK CODE: 2888

RECOMMENDED TENDER OFFER FOR HSINCHU INTERNATIONAL BANK

DISCLOSEABLE TRANSACTION

THIS CIRCULAR IS FOR YOUR INFORMATION AND, OTHER THAN AS DESCRIBED IN THE FIRST PARAGRAPH BELOW, REQUIRES NO ACTION ON YOUR PART.

If you have sold or transferred all your shares in Standard Chartered PLC, you should at once hand this circular to the purchaser(s) or transferee(s) or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser(s) or transferee(s).

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

The Placing Shares (as defined on page 6 of this circular) have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and they may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements.

20 October 2006

Hsinchu is a well managed bank with a strong presence in the three wealthiest regions of Taiwan: Taipei, Taoyuan and Hsinchu. As at 30 June 2006, Hsinchu had total assets of approximately USD13 billion. It has over 2.4 million consumer deposit accounts and over 115,000 corporate and small and medium sized enterprise ("SME") deposit accounts. Together with Standard Chartered's existing business, the acquisition of Hsinchu would have made Taiwan Standard Chartered's fourth largest market by income for the six months ended 30 June 2006.

Significant income synergies and incremental expense savings are expected to be achieved through the acquisition. Strong double digit income growth is expected in both Consumer and Wholesale Banking through the introduction of Standard Chartered's products and sales practices to Hsinchu and by leveraging Standard Chartered's international network.

The tender offer price of NTD24.50 per share represents: a premium of 40 per cent to Hsinchu's closing share price of NTD17.45 on 28 September 2006; 12.7 times Hsinchu's reported after tax earnings in 2005; and 2.3 times Hsinchu's reported net asset value as at 30 June 2006.

Standard Chartered will finance the acquisition using the proceeds of an institutional placing of Standard Chartered new ordinary shares which was completed on 4 October 2006 and raised net proceeds of approximately USD1.2 billion (GBP0.65 billion).

The acquisition of Hsinchu is expected to be earnings accretive and achieve double digit return on investment ("ROI") in 2008.

TAIWAN AND HSINCHU

Hsinchu represents an attractive opportunity to significantly enhance Standard Chartered's presence in Taiwan. Taiwan is the fifth largest economy in Asia and is Asia's fourth largest banking market, with a revenue pool of approximately USD29 billion in 2005. Taiwan has a population of approximately 23 million with an attractive demographic profile and its GDP per capita is one of the highest in Asia (comparable with that of Korea). Taiwan is integral to Standard Chartered's Asia strategy, with Taiwanese investment in mainland China and Taiwan-related trade flows having grown significantly in recent years. Exports to mainland China increased by 750 per cent from 2001 to 2005, and account for 21 per cent of total Taiwanese exports. Hong Kong accounted for a further 15 per cent of total Taiwanese exports in 2005. Following the acquisition of Hsinchu, Standard Chartered will have a significant presence in the key North East Asian markets of Korea, Taiwan, Hong Kong and mainland China with a network of over 580 branches, strengthening its position as one of the largest international banks in the region.

Hsinchu was established by three local families in 1948 as a savings association, and in 1983 was the first private sector bank to list on the Taiwan Stock Exchange. At 28 September 2006, Hsinchu had a market capitalisation of USD861 million. Hsinchu has a strong presence in the three wealthiest regions in Taiwan: Taipei, Taoyuan and Hsinchu. Some of the world's largest, and Taiwan's fastest growing, technology companies are located in Hsinchu's Science Park. Hsinchu:

- is the seventh largest private sector bank in Taiwan by loans and deposits as at 30 June 2006
- provides Consumer and Wholesale Banking products and services through its network of 83 branches
- provides its customers with a range of products and services including deposits, mortgages, consumer loans, credit cards, wealth management, trade finance and foreign exchange
- has an extensive customer base, consisting of over 2.4 million consumer deposit accounts and over 115,000 corporate and SME deposit accounts
- had more than 3,300 employees as at 30 June 2006

In recent years, Hsinchu's management has transformed the business, building a significant Consumer Banking business, investing in technology and prudently managing its loan portfolio. Hsinchu has a market share of approximately 10 per cent in both deposits and loans in the regions of Taoyuan and Hsinchu.

Based on Taiwanese GAAP accounts as at 30 June 2006, Hsinchu reported:

- total assets of approximately NTD419 billion (USD12.7 billion)
- total loans of approximately NTD298 billion (USD9.1 billion)
- net assets of approximately NTD17 billion (USD527 million)

For the 12 months ended 31 December 2005, Hsinchu recorded profit before tax of approximately NTD3,344 million (USD102 million) and profit after tax of approximately NTD3,191 million (USD97 million). For the equivalent period in 2004, Hsinchu recorded profit before tax of approximately NTD3,014 million (USD92 million) and profit after tax of approximately NTD2,808 million (USD85 million). For the six months ended 30 June 2006, Hsinchu recorded a loss before tax of approximately NTD3,132 million (USD95 million) and loss after tax of approximately NTD2,733 million (USD83 million) owing to provisions of approximately NTD6,276 million (USD191 million) primarily reflecting the consumer credit conditions experienced by all market participants.

Hsinchu's consumer loans represent 51 per cent of total assets, with mortgages representing 23 per cent, personal loans 13 per cent, SME loans 11 per cent and credit and cash cards less than 1 per cent of total assets respectively. Hsinchu's wholesale loans and other assets represent the remaining 49 per cent of total assets. Hsinchu had a non-performing loan ("NPL") ratio of 2.77 per cent as at 30 June 2006, 2.46 per cent as at 31 December 2005 and 2.83 per cent as at 31 December 2004. It had a total capital ratio of 9.81 per cent as at 30 June 2006. 25 per cent of unsecured consumer receivables in the Taiwanese banking sector are subject to restructuring under the government initiative "Interbank Debt Restructuring Programme", compared to less than 10 per cent of Hsinchu's unsecured consumer receivables which have elected to enter the scheme.

DETAILS OF THE ACQUISITION

On 29 September 2006, Standard Chartered launched a recommended tender offer for 100 per cent of the issued and to be issued share capital of Hsinchu. The tender offer price of NTD24.50 per share values Hsinchu's entire issued share capital at USD1.2 billion (GBP0.65 billion) on a fully diluted basis. The recommended tender offer, which is subject to a minimum acceptance condition of 51 per cent and satisfaction of remaining regulatory consents, is expected to be completed in November 2006. The tender offer price will be payable by Standard Chartered within five business days after the closing of the tender offer.

Hsinchu's board of directors has recommended shareholders to accept Standard Chartered's tender offer. In addition, Standard Chartered has received irrevocable undertakings to accept the tender offer from shareholders representing 23.64 per cent of Hsinchu's issued share capital (on a fully diluted basis), including a commitment from the Fubon Group of Companies of 6.79 per cent.

On 28 September 2006, Standard Chartered received regulatory approval from the Financial Supervisory Commission in Taiwan to acquire 51 to 100 per cent of the issued share capital of Hsinchu. In addition, the Fair Trade Commission has granted a waiver from the requirement to obtain the Commission's approval for the tender offer. The material outstanding regulatory approval is the approval for foreign investment from the Investment Commission of the Ministry of Economic Affairs.

It is the intention of Standard Chartered to delist Hsinchu, subject to regulatory consent and Hsinchu shareholder approval, and to acquire 100 per cent of the issued and to be issued share capital of Hsinchu. Standard Chartered intends to combine its existing Taiwanese operations with Hsinchu by late 2007.

To the best of the knowledge, information and belief of Standard Chartered's Directors, having made all reasonable enquiry, Hsinchu's shareholders are third parties, independent of Standard Chartered and connected persons or related parties of Standard Chartered.

ACQUISITION RATIONALE AND BENEFITS

Hsinchu represents an attractive opportunity for Standard Chartered:

- The Taiwanese economy is the fifth largest in Asia and continues to demonstrate good growth with forecast average annual real GDP growth of 4.3 per cent[2] between 2007 and 2010. This growth is underpinned by increasing trade flows, especially with mainland China and the rest of Asia (total Taiwanese exports increased by 57 per cent from 2001 to 2005, with export growth accelerating from 8 per cent in 2005 to 14 per cent in the first seven months of 2006). Taiwan also has one of the largest and highest growth technology sectors in the world and a young and increasingly affluent population, particularly in the Taoyuan and Hsinchu regions where Hsinchu has a leading market position.

- The Taiwanese banking revenue pool is the fourth largest in Asia with an estimated size in 2005 of USD29 billion. Hsinchu provides Standard Chartered with an opportunity for significant income and earnings growth in both Consumer and Wholesale Banking in Taiwan through the introduction of its sales practices and innovative products and by leveraging its international network, particularly in the North East Asia region.

- The acquisition will transform Standard Chartered's existing market position in Taiwan and further diversify Standard Chartered's earnings base. Together with Standard Chartered's existing business, the acquisition of Hsinchu would have made Taiwan Standard Chartered's fourth largest market by income for the six months ended 30 June 2006.

- Hsinchu has an impressive track record of growth driven by a strong local management team. The combination of Standard Chartered's existing business and Hsinchu will provide an excellent platform for expansion across Taiwan.

Standard Chartered will look to further grow Hsinchu's income and profits significantly in ways that will include:

Consumer Banking

- Using Standard Chartered's customer segmentation methodology to enable further penetration and cross-selling of more profitable products to the affluent customer segments.

- Using Standard Chartered's network management skills and processes to expand and enhance distribution through branch reconfiguration and relocation to the extent permissible under Taiwanese law, increased productivity and efficiency, and by developing an effective direct sales channel. Through the implementation of these skills and processes, Standard Chartered aims to significantly increase Hsinchu's deposits per branch from the current NTD4 billion towards the NTD12 billion reported by the top three banks in Taiwan.

- Using Standard Chartered's skills and experience, together with its performance-driven management model, to drive product and service development.

---

[2] Standard Chartered estimates

- Implementing a broader suite of wealth management and bancassurance products and accelerating SME, credit card and mortgage strategies through product and service innovation. Standard Chartered's objective is to significantly grow the contribution of wealth management income. Wealth management contributed less than 15 per cent of Hsinchu's Consumer Banking income in 2005 and Standard Chartered will grow this towards the Group's average of over 30 per cent.

- Sharing best practice techniques in customer service, credit scoring and risk management.

Wholesale Banking

- Leveraging Standard Chartered's international network and relationship management expertise together with Taiwan's and Hsinchu's links with Hong Kong and mainland China (over 70 per cent of Hsinchu's corporate customers have operations in mainland China), to grow the client base in the global corporate and local corporate segments, and to improve Hsinchu's cross-selling capability.

- Building on Standard Chartered's international product expertise to realise opportunities in trade finance, global markets and regional cash management for Hsinchu's domestic corporate clients and for Standard Chartered's international clients.

- Leveraging Hsinchu's network and infrastructure to enhance services for global corporates.

- Reinvigorating the product and service offering to the local corporate segment and deepening relationships with companies from Hsinchu's technology sector.

- Growing fee-income products in global markets, such as foreign exchange, derivatives and structured finance, and capturing cross border trade flows.

Other

- Achieving incremental cost efficiencies, as Standard Chartered combines its existing business with Hsinchu. Standard Chartered anticipates that pre-tax cost synergies will amount to approximately USD20 million per year. This will be achieved through removing duplication in the two entities. Standard Chartered does not plan to reduce headcount, and will redeploy resources to support rapid growth in the business with controlled cost growth.

- Benefiting from reduced funding costs, as a result of Standard Chartered's stronger credit rating and broader access to funding.

STANDARD CHARTERED IN TAIWAN

Standard Chartered's presence in Taiwan was established in 1985. It operates today through three branches and has over 900 employees. As at 30 June 2006, it had assets of approximately USD3 billion. Standard Chartered has both Consumer and Wholesale Banking businesses in Taiwan.

FINANCIAL IMPACT OF THE ACQUISITION

On 29 September 2006, Standard Chartered Bank launched a recommended tender offer for Hsinchu's entire issued and to be issued share capital at NTD24.50 in cash per Hsinchu share. This values Hsinchu's entire issued share capital at USD1.2 billion, or GBP0.65 billion, on a fully diluted basis representing a premium of 40 per cent to Hsinchu's closing share price of NTD17.45 on 28 September 2006; 12.7 times Hsinchu's reported after tax earnings in 2005 and 2.3 times Hsinchu's reported net asset value as at 30 June 2006.

Standard Chartered prepares its financial statements in accordance with International Financial Reporting Standards as adopted by the EU (IFRS). Following completion of the transaction, Standard Chartered will make certain IFRS and fair value adjustments in respect of the Hsinchu balance sheet that will be included

A. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Hong Kong Listing Rules and the UK Listing Rules for the purpose of giving information with regard to the Company and the acquisition disclosed above. The Directors, whose names appear on page 7 of this circular, collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

B. DISCLOSURE OF INTERESTS

The Company and its Directors, chief executives and shareholders have been granted a partial exemption from the disclosure requirements under Part XV of the Securities and Futures Ordinance (Cap.571 of the Laws of Hong Kong) ("SFO"). As a result of this exemption, Directors, chief executives and shareholders no longer have an obligation under the SFO to notify the Company of shareholding interests, and the Company is no longer required to maintain a register of Directors' and chief executives' interests under section 352 of the SFO nor a register of interests of substantial shareholders under section 336 of the SFO. The Company is, however, required to file with the Hong Kong Stock Exchange any disclosure of interests made in the UK. In addition, the Company has adopted a code of conduct regarding securities transactions by Directors in accordance with the UK and Hong Kong Listing Rules. As at 13 October 2006, which was the latest practicable date before publication of this circular (the "**Latest Practicable Date**"), the Directors, chief executives and substantial shareholders of the Company held the following interests based on the disclosure of interests made in the UK:

(i) Directors' Interests in Shares and Options

	Total interest in ordinary shares	Total interest in ordinary shares under option	Range of option exercise prices	Range of option exercise periods
B K Sanderson	233,275	303,902	Nil – 971p	2006 - 2015
E M Davies	200,419	1,476,283	Nil – 971p	2006 - 2016
Sir C K Chow	15,664	-	n/a	n/a
M B DeNoma	159,343	388,351	Nil – 971p	2007 - 2016
J F T Dundas	2,100	-	n/a	n/a
V F Gooding	2,049	-	n/a	n/a
R H P Markham	2,364	-	n/a	n/a
R Markland	2,139	-	n/a	n/a
R H Meddings	109,852	363,207	Nil - 1064p	2006 - 2016
K S Nargolwala	147,340	450,746	Nil – 971p	2006 - 2016
H E Norton	7,500	-	n/a	n/a
P A Sands	30,641	968,194	Nil – 971p	2006 - 2016
P D Skinner	3,206	-	n/a	n/a
O H J Stocken	10,000	-	n/a	n/a
Lord Turner	2,016	-	n/a	n/a

(ii) Substantial Shareholders' Interests in Shares

As far as the Directors are aware, Temasek Holdings (Private) Limited is the only shareholder as at the Latest Practicable Date with an interest of more than 10% in the Company's issued ordinary share capital carrying rights to vote at any general meeting of the Company.

As at the Latest Practicable Date, the Company had recorded in its register of interests the following interests of 3% or more in its issued ordinary share capital:

Shareholder	Number of ordinary shares	Percentage of issued ordinary share capital
Temasek Holdings (Private) Limited	153,365,936	11.08%
Goodwood Park Hotel Limited*	153,365,936	11.08%
The estate of Tan Sri Khoo Teck Puat*	153,365,936	11.08%
Glen Holdings (Private) Limited*#	153,365,936	11.08%
Fidelity Investments	92,628,893	6.69%
Legal & General Investment Management Limited	53,103,702	3.84%

* Temasek Holdings (Private) Limited owns 11.08% of the Company's share capital.' As a result of a sale and purchase agreement between Dover Investments Pte Ltd, a wholly owned subsidiary of Temasek Holdings (Private) Limited, and Goodwood Park Hotel Limited, the estate of Tan Sri Khoo Teck Puat and Glen Holdings (Private) Limited, Goodwood Park Hotel Limited, the estate of Tan Sri Khoo Teck Puat and Glen Holdings (Private) Limited are interested by attribution only (under technical UK Companies Act 1985 provisions) in the 11.08% of the Company's shares owned by Temasek Holdings (Private) Limited until 20 January 2007.

Glen Holdings (Private) Limited is a wholly owned subsidiary of Goodwood Park Hotel Limited.

C. SERVICE CONTRACTS

All of the Group Executive Directors, are entitled to receive and required to give, 12 months' notice. Each contract is subject to 12 months' rolling notice but, in any event, terminates automatically at the first annual general meeting following the executive director's 60th birthday. The contracts contain payment in lieu of notice (PILON) provisions which can be exercised at Standard Chartered Bank's discretion. The PILON would comprise an amount equal to 12 months' base salary, pension contributions/entitlement and certain benefits and allowances (such as life assurance and car allowance). The amount of any bonus payable as part of the PILON is determined taking into consideration individual and Group performance. Any payment under the PILON would be paid in quarterly instalments and be subject to mitigation.

The Company's Chairman, Mr B K Sanderson has a 12 month rolling contract which in any event expires on 14 October 2008. His contract contains clauses specifying payments in the event of early termination by Standard Chartered Bank. In such circumstances the contract provides for payment that would take account of his base salary and certain allowances but exclude non-cash benefits and performance related bonus for the relevant period of notice.

The Independent Non-executive Directors do not have service contracts.

D. DIRECTORS' COMPETING INTERESTS

None of the Directors or their respective associates had, as at the Latest Practicable Date, any interest in a business which competes, or is likely to compete, either directly or indirectly, with the business of the Company and its subsidiaries as required to be disclosed pursuant to the Hong Kong Listing Rules.

E. LITIGATION

As at the Latest Practicable Date, neither the Company nor any of its subsidiaries are aware of any litigation, arbitration or claim, current, pending or threatened, that they are engaged in and that may have a material effect on the financial position or profitability of the Company and its subsidiaries.

F. GENERAL

(i) The secretary of the Company is Julie Bamford, a Chartered Secretary and a Fellow of the Institute of Chartered Secretaries and Administrators.

(ii) The qualified accountant of the Company for the purpose of Rule 3.24 of the Hong Kong Listing Rules is Simon Jeremy Glass, an Associate of the Institute of Chartered Accountants in England and Wales.

(iii) The branch share registrar and transfer office of the Company in Hong Kong is Computershare Hong Kong Investor Services Limited at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong.

(iv) Chinese Translation

If you would like a Chinese version of this circular please contact: Computershare Hong Kong Investor Services Limited at 46th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong.

通函之中文譯本可向香港中央證券登記有限公司索取，地址為香港皇后大道東183號合和中心46樓。

(v) In the event of any inconsistency between the English text and the Chinese text of this circular, the English version shall prevail.

October 2006

Registered Office: 1 Aldermanbury Square, London EC2V 7SB
Telephone: 020 7280 7500. www.standardchartered.com

Principal Place of Business in Hong Kong: 32nd Floor, 4-4A Des Voeux Road Central, Hong Kong

Registered in England Number: 966425

FILE: 82-5188

J

C

Form CC12/05

OFFICE OF FAIR TRADING

RECEIVE
2005 NOV 27 P
OFFICE OF INTERNA
CORPORATE FINA

Notification of changes to company controllers

for a limited company or limited liability partnership

When to use this form

Use this form if you want to tell us about:

- ✔ a change of directors or company secretary at your organisation's controller
- ✔ a new controller for your organisation
- ✔ an individual or organisation that is no longer a controller of your organisation.

You must tell us about any of these changes within 21 days of the change. It is an offence not to do this.

Licence number

168001

Helpline 020 7211 8608
Open 9am to 5pm, Monday to Friday.

Office use only

Date stamp

J

Who can fill in and sign this form?

This depends on the type of organisation that holds the licence.

Type of organisation	Who can fill in and sign the form
Limited liability partnership	A member of the partnership*
Company	A director of the company or its company secretary*

Authorisation letters from permitted individuals
Permitted individuals can authorise another person to fill in the form on their behalf. The permitted individual must give the person who fills in the form an authorisation letter.

The individual who signs the form is responsible for making sure it is accurate and complete. It is an offence to knowingly or recklessly give false or misleading information.

What is a controller?

A controller is an individual, company or other organisation that:

- normally tells the directors how to act

or

- owns or controls (alone or with an associate) one third or more of the votes in the business.

Associates include:

- relatives of an individual
- an individual's partner and their relatives
- controllers of a company or limited liability partnership
- the controller of a controlling company or limited liability partnership
- other companies or limited liability partnerships that share the same controller.

If your controller is controlled by another individual, company or organisation, you must give their details too. Under the Consumer Credit Act, the individual, company or organisation that controls your controller, is also a controller of your company.

> The definitions of controller and associate used in this form are based on the Consumer Credit Act 1974. The law on controllers and associates is complex. If you are unsure about controllers or associates, you should seek legal advice.

Changes to controllers are free

You do not need to send any payment with this form.

What to do now

- Fill in the form in black ink. Write clearly in CAPITAL LETTERS.
- Use the extra space provided in question 22 if you need more space to answer any of the questions.

Data protection

The OFT will use the information you supply for the purposes of making changes to your consumer credit licence.

While section 237 of the Enterprise Act 2002 places restrictions on disclosure of such information, it does, nonetheless, allow disclosure for a number of purposes without your further consent. By way of example, the OFT may use the information in connection with enforcement or regulatory action under its own powers or may refer the information to another government department or enforcement authority.

About your consumer credit licence

The information we ask for in section A is to help us confirm details about your licence and establish your identity.

This information is shown on the Consumer Credit Licensing Public Register. The register holds information on applications for licences and existing licences. It is available for anyone to check.

Licence details

1 What is your licence number?
This is printed on your licence in the top right corner.

168001

2 What is the name of the licence holder as it appears on the licence?
This is printed on your licence in the top left corner.

STANDARD CHARTERED BANK

3 What is your main place of business in the UK?

Building name	
Number	1
Road	ALDERMANBURY SQUARE
District/village	
Town/city	LONDON
County	
Postcode	EC2V 7SB
Country	ENGLAND

4 What is your correspondence address *if different to above?*

Building name	
Number	
Road	
District/village	
Town/city	
County	
Postcode	
Country	

For help with this form, call 020 7211 8608, 9am to 5pm Monday to Friday.

J **Section B**

About the changes to your controllers

The information we ask for in section B is about the changes to your controllers.

We need the information we ask for in section B to help us decide if your organisation is still fit to hold a consumer credit licence. It will not be shown in the Consumer Credit Licensing Public Register and will not be available to members of the public.

Change of controllers

5 Does your organisation have a new controller?

A controller is an individual, company or other organisation that:

- normally tells the directors how to act
  or
  owns or controls (alone or with an associate) one third or more of the votes in the business.

Associates include:

- relatives of an individual
- an individual's partner and their relatives
- controllers of a company or limited liability partnership
- the controller of a controlling company or limited liability partnership
- other companies or limited liability partnerships that share the same controller.

The definitions of controller and associate used in this form are based on the Consumer Credit Act 1974. The law on controllers and associates is complex. If you are unsure about controllers or associates, you should seek legal advice.

☒ **No** *Go to question 7*

☐ **Yes** *Please complete the rest of questions 5 and 6*

Type of new controller

please tick the type of controller and give details in the relevant section

☐ **Controller is an individual** *please complete 5.1*

☐ **Controller is an organisation,** such as a limited company or limited liability partnership *please complete 5.2*

5.1 Controller is an individual

Name

Date of birth

/ /

Home address

Building name

Number Road

District/village

Town/city

County Postcode

Country

Your application may be delayed if you do not give the correct postcode.

Does the controller have a consumer credit licence?

☐ **No**

☐ **Yes** *Please give the licence number*

Now go to question 7

5.2 Controller is an organisation

Organisation name

Company registration number

Address of main place of business

Building name

Number Road

District/village

Town/city

County Postcode

Country

Your application may be delayed if you do not give the correct postcode.

For help with this form, call 020 7211 8608, 9am to 5pm Monday to Friday.

5 *continued*

Does the controller have a consumer credit licence?

☐ **No**

☐ **Yes** *Please give the licence number*

Details of people who run the controller

Type of controller	Whose details we need	What details we need
Limited company	Company secretary *and* every director	For individuals: • Surname • Other names • Date of birth • Position
		For limited companies or limited liability partnerships: • Company name • Company registration number • Position
Partnership and other organisation	Partners, members or other people who run the organisation	For individuals: • Surname • Other names • Date of birth
		For limited companies or limited liability partnerships: • Company name • Company registration number

Please give the details shown in the right-hand column of the table above.

Use question 22 if you need more space.

6 Is your new controller, controlled by another individual, company or organisation?

If your new controller is controlled by another individual, company or organisation, you must give their details too. Under the Consumer Credit Act, the individual, company or organisation that controls your controller is also a controller of your organisation.

The definition of controller used in this form is based on the Consumer Credit Act 1974. The law on controllers is complex. If you are unsure about controllers, you should seek legal advice.

☐ **No** *Go to question 7*

☐ **Yes** *Please complete the rest of question 6*

Type of controller

please tick the type of controller and give details in the relevant section

☐ **Controller's controller is an individual** *please complete 6.1*

☐ **Controller's controller is an organisation,** such as a limited company or limited liability partnership *please complete 6.2*

6.1 Controller's controller is an individual

Name

Date of birth

/ /

Home address

Building name

Number Road

District/village

Town/city

County Postcode

Country

Your application may be delayed if you do not give the correct postcode.

Does the controller's controller have a consumer credit licence?

☐ **No**

☐ **Yes** *Please give the licence number*

Now go to question 7

6.2 Controller's controller is an organisation

Organisation name

Company registration number

Address of main place of business

Building name

Number Road

District/village

Town/city

County Postcode

Country

Your application may be delayed if you do not give the correct postcode.

Does the controller's controller have a consumer credit licence?

☐ **No**

☐ **Yes** *Please give the licence number*

For help with this form, call 020 7211 8608, 9am to 5pm Monday to Friday.

6 *continued*

Details of people who run the controller's controller

Type of controller	Whose details we need	What details we need
Limited company	Company secretary *and* every director	For individuals: • Surname • Other names • Date of birth • Position For limited companies or limited liability partnerships: • Company name • Company registration number • Position
Partnership or other organisation	Partners, members or other people who run the organisation	For individuals: • Surname • Other names • Date of birth For limited companies or limited liability partnerships: • Company name • Company registration number

Please give the details shown in the right-hand column of the table above.

Use question 22 if you need more space.

J **Section B** About the changes to your controllers

7 **Has any individual or organisation ceased to be a controller of your organisation?**

☒ **No** *Go to question 8*
☐ **Yes** *Please give details*

Controller's details

Name
Date of birth *if the former controller is an individual* / /
Company registration number *if the former controller is a company*

Address of the former controller's main place of business
or home address if the former controller is an individual

Building name	
Number	Road
District/village	
Town/city	
County	Postcode
Country	

Your application may be delayed if you do not give the correct postcode.

Changes to existing controllers

8 **What is the name of the controller where there has been a change?**

STANDARD CHARTERED PLC

9 **Does the controller have a consumer credit licence?**

☒ **No** *Go to question 10*
☐ **Yes** *Please give the licence number*

★ **Question 10 is for changes to a controller that is a limited company only.**
If your controller is not a limited company, go to question 11

10 **Has the controller's company secretary changed?**

☒ **No** *Go to question 11*
☐ **Yes** *Please give details*

Previous company secretary
Surname/organisation name
Other names/registration number
Date of birth / /

New company secretary
Surname/organisation name
Other names/registration number
Date of birth / /

For help with this form, call 020 7211 8608, 9am to 5pm Monday to Friday.

11 Have there been changes to the people who run your controller?

☐ **No** *Go to question 12*
☒ **Yes**

What changes do you want to make? *Please tick the appropriate boxes and give details of the people you wish to add or remove.*

▸ **Controller is a limited liability partnership**

☐ **Add new members** *please give details below – if a member is a limited company or limited liability partnership, give their details in the boxes at the bottom of page 10*

☐ **Remove members who have left** *please give details below – if a member is a limited company or limited liability partnership, give their details in the boxes at the bottom of page 10*

▸ **Controller is a company**

☐ **Add new directors** *please give details below – if a director is a limited company or limited liability partnership, give their details in the boxes at the bottom of page 10*

☒ **Remove directors** *please give details below – if a director is a limited company or limited liability partnership, give their details in the boxes at the bottom of page 10*

▸ **Controller is a partnership**

☐ **Add new partners** *please give details below*
☐ **Remove partners who have left** *please give details below*

▸ **Controller is another organisation**

☐ **Add people who run the organisation** *please give details below*
☐ **Remove people who no longer run the organisation** *please give details below*

Individual 1

☐ **Add** ☒ **Remove**

Surname HO
Other names in full KWON PING
Position NON-EXECUTIVE DIRECTOR
Date of birth 24 / 08 / 1952

Individual 2

☐ **Add** ☐ **Remove**

Surname
Other names in full
Position
Date of birth / /

Individual 3

☐ **Add** ☐ **Remove**

Surname
Other names in full
Position
Date of birth / /

Use question 22 if you need more space.

11 *continued*

Individual 4

☐ **Add** ☐ **Remove**

Surname

Other names in full

Position

Date of birth / /

Individual 5

☐ **Add** ☐ **Remove**

Surname

Other names in full

Position

Date of birth / /

Individual 6

☐ **Add** ☐ **Remove**

Surname

Other names in full

Position

Date of birth / /

Use question 22 if you need more space.

Organisation 1

☐ **Add** ☐ **Remove**

Company/partnership name

Registration number

Position

Organisation 2

☐ **Add** ☐ **Remove**

Company/partnership name

Registration number

Position

Organisation 3

☐ **Add** ☐ **Remove**

Company/partnership name

Registration number

Position

Use question 22 if you need more space.

More information about the new controllers

The information we ask for in section C is about any new controllers or new individuals or organisations that you have added in section B.

We need the information we ask for in section C to help us decide if your organisation is still fit to hold a consumer credit licence. It will not be shown in the Consumer Credit Licensing Public Register and will not be available to members of the public.

12 Has any individual you have told us you want to add ever used a different personal name?

This includes:

- a surname before marriage
- a name changed by deed poll or statutory declaration
- an assumed name used now
- an assumed name used in the past.

☐ **No** *Go to question 13*

☐ **Yes** *Please give details*

Present surname

Present other names in full

Previous surname

Previous other names in full

Why do they now use a different name?

Use question 22 if you need more space.
If they have changed their name by deed poll, please send a photocopy of the deed poll certificate.

13 Has any individual or organisation you have told us you want to add ever held or applied for any other consumer credit licences?

This includes if they:

- currently hold a licence
- have ever held a licence
- have ever applied for a licence
- have recently applied for a licence and are waiting to hear from us.

If anyone we have asked you to tell us about was or is a partner in a partnership or a director or controller of a company that applied for a licence, tick yes.

You must tell us about **all** applications made or licences held.

☐ **No** *Go to question 14*

☐ **Yes** *Please give details of all the licences they have held or applied for.*

Individual/organisation 1

Name of individual or organisation

Consumer credit licence or application number *if known*

Individual/organisation 2

Name of individual or organisation

Consumer credit licence or application number *if known*

Individual/organisation 3

Name of individual or organisation

Consumer credit licence or application number *if known*

Use question 22 if you need more space.

14 Is any individual you have told us you want to add, an undischarged bankrupt, or have you or they been declared bankrupt in the last five years?

If an administration order has been applied for, please tick yes.

In Scotland, bankruptcy is referred to as having your estate sequestrated.

For more information about any of the terms used in questions 14 to 17, please contact the appropriate body below.

England and Wales
The Insolvency Service
020 7291 6895
www.insolvency.gov.uk

Scotland
Accountant in Bankruptcy
0845 762 6171
www.aib.gov.uk

Northern Ireland
Insolvency Service
of Northern Ireland
028 9025 1441
www.detini.gov.uk

☐ **No** *Go to question 15*
☐ **Yes** *Please give details*

Surname

Other names in full

Date of bankruptcy

/ /

What date was the bankruptcy order discharged?

If the bankruptcy has not yet been discharged, give the date when it will be discharged.

/ /

Please send a photocopy of the Certificate of Discharge if the order has been discharged.

Has a bankruptcy restrictions order been made?

☐ No
☐ Yes
Please send a photocopy of the restrictions order.

15 In the last ten years, has any *individual* you have told us you want to add been a member of a limited liability partnership or been a director, company secretary or controller of a company that has:

- **gone into administration**
- **gone into voluntary or compulsory liquidation**
- **been the subject of a winding up order**
- **gone into administrative receivership?**

☐ **No** *Go to question 16*
☐ **Yes** *Please give details and send a photocopy of the statement of affairs and liquidator's report for each case.*

Individual 1

Name of individual

Name of partnership or company in liquidation

Date of administration, liquidation, winding up or receivership

/ /

Individual 2

Name of individual

Name of partnership or company in liquidation

Date of administration, liquidation, winding up or receivership

/ /

Use question 22 if you need more space.

For help with this form, call 020 7211 8608, 9am to 5pm Monday to Friday.

16 **In the last ten years, has any *organisation* we have asked you to tell us about on this form:**

- **gone into administration**
- **gone into voluntary or compulsory liquidation**
- **been the subject of a winding up order**
- **gone into administrative receivership?**

For more information about any of the terms used in questions 14 to 17, please contact the appropriate body below.

England and Wales
The Insolvency Service
020 7291 6895
www.insolvency.gov.uk

Scotland
Accountant in Bankruptcy
0845 762 6171
www.aib.gov.uk

Northern Ireland
Insolvency Service of Northern Ireland
028 9025 1441
www.detini.gov.uk

☐ **No** *Go to question 17*

☐ **Yes** *For each case, please send a copy of the liquidator's report and the full statement of affairs with the list of all creditors.*

Organisation 1

Name of partnership or company in liquidation

Date of administration, liquidation, winding up or receivership

/ /

Organisation 2

Name of partnership or company in liquidation

Date of administration, liquidation, winding up or receivership

/ /

Use question 22 if you need more space.

17 **Has any individual you have told us you want to add ever been disqualified under the Company Directors Disqualification Act 1986?**

This includes disqualifications:

- as a director of a company
- as a member of a limited liability partnership.

☐ **No** *Go to question 18*

☐ **Yes** *Please give details and send a photocopy of the court order relating to the disqualification.*

Individual 1

Surname

Other names in full

Date of disqualification

/ /

Period of disqualification

From / / to / /

Individual 2

Surname

Other names in full

Date of disqualification

/ /

Period of disqualification

From / / to / /

18 **Has any individual or organisation you have told us you want to add ever been:**

- **disciplined by a professional organisation or trade association**
- **been refused membership by a professional organisation or trade association**
- **a member of a partnership that has been disciplined by a professional organisation or trade association**
- **a director, secretary or controller of a company that has been disciplined by a professional organisation or trade association?**

Examples of the sort of organisations and associations we need to know about are:

- National Association of Estate Agents
- Law Society
- Finance and Leasing Association

☐ **No** *Go to question 19*

☐ **Yes** *Please give details*

Name of individual or organisation

Name of professional organisation or trade association

Date of action/refusal

/ /

Penalty that was imposed/reason for refusal

Use question 22 if you need more space.

Other details

Use question 22 if you need more space.

For help with this form, call 020 7211 8608, 9am to 5pm Monday to Friday.

19 **Has any individual or organisation you have told us you want to add:**

- **had a county court judgment made against them in the last five years**
- **been a member of a limited liability partnership or other partnership that has had a county court judgment made against it in the last five years**
- **been a director, company secretary or controller of a company that has had a county court judgment made against it in the last five years?**

In Scotland, judgments are called decrees and are made by the Sheriff courts.

☐ **No** *Go to question 20*

☐ **Yes** *Please give details*

Individual/organisation 1

Name of individual or organisation

Number of judgments against them?

Please send a photocopy of all the judgments against them and the certificate of satisfaction if the debt has been paid.

Individual/organisation 2

Name of individual or organisation

Number of judgments against them?

Please send a photocopy of all the judgments against them and the certificate of satisfaction if the debt has been paid.

Individual/organisation 3

Name of individual or organisation

Number of judgments against them?

Please send a photocopy of all the judgments against them and the certificate of satisfaction if the debt has been paid.

Individual/organisation 4

Name of individual or organisation

Number of judgments against them?

Please send a photocopy of all the judgments against them and the certificate of satisfaction if the debt has been paid.

Use question 22 if you need more space.

20 **Is any individual or organisation you have told us you want to add authorised or approved by the Financial Services Authority in accordance with the Financial Services and Markets Act 2000, or have they ever:**
- **been refused authorisation or approval**
- **had authorisation or approval revoked?**

☐ **No** *Go to question 21*
☐ **Yes** *Please give details*

Name of individual or organisation

FSA reference number

Please tick appropriate box and give the dates we ask for

☐ **Currently authorised**
Effective date of authorisation
/ /

☐ **Currently approved**
Effective date of approval
/ /

☐ **Authorisation refused**
Date of refusal
/ /

Please send a photocopy of the Final Notice.

☐ **Approval refused**
Date of refusal
/ /

Please send a photocopy of the Final Notice.

☐ **Authorisation revoked**
Effective date of authorisation
/ /
Date of revocation
/ /

Please send a photocopy of the Decision Notice.

☐ **Approval revoked**
Effective date of approval
/ /
Date of revocation
/ /

Please send a photocopy of the Decision Notice.

For help with this form, call 020 7211 8608, 9am to 5pm Monday to Friday.

Criminal convictions

21 Has any individual or organisation you have told us you want to add ever been:
- **convicted of any offence**
- **a member or partner of a limited liability partnership or other partnership that has been convicted of an offence**
- **a director, secretary or controller of a company that has been convicted of an offence?**

We do not need to know about:
- companies that were convicted more than ten years ago
- convictions that are spent under the Rehabilitation of Offenders Act.

You must tell us about all convictions. You must also tell us about any conditional or absolute discharges (or admonishments in Scotland) which are not spent. You may be committing a criminal offence if you fail to do so.

The law about spent convictions is complex. You are responsible for checking whether or not convictions are spent and for declaring all current convictions. If you are unsure about any convictions, you should seek legal advice or tell us about them anyway.

☐ **No** *Go to question 22*
☐ **Yes** *Please give details*

Individual/organisation 1

Name of individual or organisation

Date of conviction

/ /

Name of court

Offence

Fine or sentence imposed

Other details

Use question 22 if you need more space.

Individual/organisation 2

Name of individual or organisation

Date of conviction

/ /

Name of court

Offence

Fine or sentence imposed

Other details

Use question 22 if you need more space.

Further information

22 Please use this space to give us more information in answer to any of the questions on the form.

Write the question number next to your answers. Make sure you give all the information that we have asked for in the question.

If you need more space, continue on separate sheets of paper.

Make sure you:

- write your name and the date on each sheet
- sign each sheet
- send the sheets to us with your form.

Tell us how many extra sheets you have used here.

[ ]

Question number ....

Declaration

You are responsible for making sure all the information you have given on this form is accurate and complete. Please make sure you have read and understood all of the form before you sign the declaration.

I understand that:

- It is an offence to knowingly or recklessly give any false or misleading information to the Office of Fair Trading.
- If I give false or misleading information:
  - This licence may be revoked
  - I might be prosecuted.
- The Office of Fair Trading will not accept the form if any of the questions in it have been amended or have not been answered.
- I am responsible for all of the information that I have given on this form, including information about other people.
- The information that I have given in section A will appear on the Consumer Credit Licensing Public Register.
- Anyone named in this form who needs to be authorised under any Acts of Parliament has the required authorisation. Examples of these Acts include:
  - Banking Act 1987
  - Business Names Act 1985
  - Financial Services and Markets Act 2000
  - Insurance Brokers (Registration) Act 1977.
- The Office of Fair Trading may review the licence holder's fitness to hold a consumer credit licence if new information comes to light which calls the licence holder's fitness into question.

I confirm that:

- I have answered every question as fully as possible. I have included all relevant details. Where necessary, I have continued my answers in question 22 or on a separate piece of paper, which is attached to this form.
- The information I have given is true and complete.
- I will provide any further information that the Office of Fair Trading requests.

Name

JULIE BAMFORD

Signature

J. Bamford

Date

23 / 05 / 2006

Daytime phone number

020 7280 7024

Position in organisation

- [ ] Member of a limited liability partnership set up under the Limited Liability Partnerships Act 2000
- [x] Company director or company secretary
- [ ] Person authorised to accept documents in the UK for an organisation based abroad
- [ ] Other

Please give details of your relationship to the licence holder and provide a letter from an individual in one of the positions above authorising you to sign this form.

Turn to the next page for details of what to do next.

What to do next

Check you have sent photocopies of all your documents

1 Check that you have answered all the questions.

2 Check that you have included photocopies of any documents we have asked you to send us.
Please tick the documents you have sent, so we can check they reach us.

☐ Deed poll certificate – *question 12*
☐ Certificate of Discharge – *question 14*
☐ Bankruptcy restrictions order – *question 14*
☐ Statements of affairs and liquidators' reports – *question 15*
☐ Statements of affairs and liquidators' reports – *question 16*
☐ Court orders – *question 17*
☐ County court judgments – *question 19*
☐ Notice issued by the FSA – *question 20*

3 If you have filled in the form on behalf of the licence holder, check that you have included a letter of authorisation from them.

☐ Letter of authorisation – *if you have filled in the form on behalf of the licence holder*

4 Send the form and all the other documents to us at:
Office of Fair Trading
Consumer Credit Licensing Bureau
Craven House
40 Uxbridge Road
Ealing
LONDON
W5 2BS

What happens next?

We will note the changes that you have told us about in our records. We will write to tell you when we have made the changes to the Consumer Credit Licensing Public Register.

We will write to you if we need any more information.

As we do not need to make any changes to your licence we will not send you a new one. You can continue to trade as normal.

If you have any queries about your notification, please call us on 020 7211 8608, between 9am and 5pm, Monday to Friday.

Published by the Office of Fair Trading
Printed in the UK on paper comprising 75 per cent post-consumer waste and 25 per cent ECF pulp
Product code OFT728
Edition 03/05 – printed 03/05

www.oft.gov.uk

FILE: 82-5188

J

Form CC12/05

OFFICE OF FAIR TRADING

RECEIVED
2005 NOV 27 P 1:22
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Notification of changes to company controllers

for a limited company or limited liability partnership

When to use this form

Use this form if you want to tell us about:

- ✔ a change of directors or company secretary at your organisation's controller
- ✔ a new controller for your organisation
- ✔ an individual or organisation that is no longer a controller of your organisation.

You must tell us about any of these changes within 21 days of the change. It is an offence not to do this.

Licence number

168001

Helpline 020 7211 8608
Open 9am to 5pm, Monday to Friday.

Office use only

Date stamp

J

Who can fill in and sign this form?

This depends on the type of organisation that holds the licence.

Type of organisation	Who can fill in and sign the form
Limited liability partnership	A member of the partnership*
Company	A director of the company or its company secretary*

Authorisation letters from permitted individuals

Permitted individuals can authorise another person to fill in the form on their behalf. The permitted individual must give the person who fills in the form an authorisation letter.

The individual who signs the form is responsible for making sure it is accurate and complete. It is an offence to knowingly or recklessly give false or misleading information.

What is a controller?

A controller is an individual, company or other organisation that:

- normally tells the directors how to act

or

- owns or controls (alone or with an associate) one third or more of the votes in the business.

Associates include:

- relatives of an individual
- an individual's partner and their relatives
- controllers of a company or limited liability partnership
- the controller of a controlling company or limited liability partnership
- other companies or limited liability partnerships that share the same controller.

If your controller is controlled by another individual, company or organisation, you must give their details too. Under the Consumer Credit Act, the individual, company or organisation that controls your controller, is also a controller of your company.

The definitions of controller and associate used in this form are based on the Consumer Credit Act 1974. The law on controllers and associates is complex. If you are unsure about controllers or associates, you should seek legal advice.

Changes to controllers are free

You do not need to send any payment with this form.

What to do now

- Fill in the form in black ink. Write clearly in CAPITAL LETTERS.
- Use the extra space provided in question 22 if you need more space to answer any of the questions.

Data protection

The OFT will use the information you supply for the purposes of making changes to your consumer credit licence.

While section 237 of the Enterprise Act 2002 places restrictions on disclosure of such information, it does, nonetheless, allow disclosure for a number of purposes without your further consent. By way of example, the OFT may use the information in connection with enforcement or regulatory action under its own powers or may refer the information to another government department or enforcement authority.

About your consumer credit licence

The information we ask for in section A is to help us confirm details about your licence and establish your identity.

This information is shown on the Consumer Credit Licensing Public Register. The register holds information on applications for licences and existing licences. It is available for anyone to check.

Licence details

1 What is your licence number?
This is printed on your licence in the top right corner.

168001

2 What is the name of the licence holder as it appears on the licence?
This is printed on your licence in the top left corner.

STANDARD CHARTERED BANK

3 What is your main place of business in the UK?

Building name	
Number 1	Road ALDERMANBURY SQUARE
District/village	
Town/city LONDON	
County	Postcode EC2V 7SB
Country ENGLAND	

4 What is your correspondence address *if different to above?*

Building name	
Number	Road
District/village	
Town/city	
County	Postcode
Country	

J **Section B**

About the changes to your controllers

The information we ask for in section B is about the changes to your controllers.

We need the information we ask for in section B to help us decide if your organisation is still fit to hold a consumer credit licence. It will not be shown in the Consumer Credit Licensing Public Register and will not be available to members of the public.

Change of controllers

5 **Does your organisation have a new controller?**

A controller is an individual, company or other organisation that:

- normally tells the directors how to act
  or
  owns or controls (alone or with an associate) one third or more of the votes in the business.

Associates include:

- relatives of an individual
- an individual's partner and their relatives
- controllers of a company or limited liability partnership
- the controller of a controlling company or limited liability partnership
- other companies or limited liability partnerships that share the same controller.

The definitions of controller and associate used in this form are based on the Consumer Credit Act 1974. The law on controllers and associates is complex. If you are unsure about controllers or associates, you should seek legal advice.

☒ **No** *Go to question 7*

☐ **Yes** *Please complete the rest of questions 5 and 6*

Type of new controller
please tick the type of controller and give details in the relevant section

☐ **Controller is an individual** *please complete 5.1*

☐ **Controller is an organisation,** such as a limited company or limited liability partnership *please complete 5.2*

5.1 Controller is an individual

Name

Date of birth
/ /

Home address

Building name
Number Road
District/village
Town/city
County Postcode
Country

Your application may be delayed if you do not give the correct postcode.

Does the controller have a consumer credit licence?

☐ **No**

☐ **Yes** *Please give the licence number*

Now go to question 7

5.2 Controller is an organisation

Organisation name

Company registration number

Address of main place of business

Building name
Number Road
District/village
Town/city
County Postcode
Country

Your application may be delayed if you do not give the correct postcode.

For help with this form, call 020 7211 8608, 9am to 5pm Monday to Friday.

5 *continued*

Does the controller have a consumer credit licence?

☐ **No**

☐ **Yes** *Please give the licence number*

Details of people who run the controller

Type of controller	Whose details we need	What details we need
Limited company	Company secretary *and* every director	For individuals: • Surname • Other names • Date of birth • Position For limited companies or limited liability partnerships: • Company name • Company registration number • Position
Partnership or other organisation	Partners, members or other people who run the organisation	For individuals: • Surname • Other names • Date of birth For limited companies or limited liability partnerships: • Company name • Company registration number

Please give the details shown in the right-hand column of the table above.

Use question 22 if you need more space.

6 Is your new controller, controlled by another individual, company or organisation?

If your new controller is controlled by another individual, company or organisation, you must give their details too. Under the Consumer Credit Act, the individual, company or organisation that controls your controller is also a controller of your organisation.

The definition of controller used in this form is based on the Consumer Credit Act 1974. The law on controllers is complex. If you are unsure about controllers, you should seek legal advice.

☐ **No** *Go to question 7*
☐ **Yes** *Please complete the rest of question 6*

Type of controller
please tick the type of controller and give details in the relevant section
☐ **Controller's controller is an individual** *please complete 6.1*
☐ **Controller's controller is an organisation,** such as a limited company or limited liability partnership *please complete 6.2*

6.1 Controller's controller is an individual

Name

Date of birth
/ /

Home address
Building name
Number Road
District/village
Town/city
County Postcode
Country

Your application may be delayed if you do not give the correct postcode.

Does the controller's controller have a consumer credit licence?
☐ **No**
☐ **Yes** *Please give the licence number*

Now go to question 7

6.2 Controller's controller is an organisation

Organisation name

Company registration number

Address of main place of business
Building name
Number Road
District/village
Town/city
County Postcode
Country

Your application may be delayed if you do not give the correct postcode.

Does the controller's controller have a consumer credit licence?
☐ **No**
☐ **Yes** *Please give the licence number*

For help with this form, call 020 7211 8608, 9am to 5pm Monday to Friday.

6 *continued*

Details of people who run the controller's controller

Type of controller	Whose details we need	What details we need
Limited company	Company secretary *and* every director	For individuals: • Surname • Other names • Date of birth • Position
		For limited companies or limited liability partnerships: • Company name • Company registration number • Position
Partnership or other organisation	Partners, members or other people who run the organisation	For individuals: • Surname • Other names • Date of birth
		For limited companies or limited liability partnerships: • Company name • Company registration number

Please give the details shown in the right-hand column of the table above.

Use question 22 if you need more space.

J **Section B** About the changes to your controllers

7 **Has any individual or organisation ceased to be a controller of your organisation?**

☒ **No** *Go to question 8*
☐ **Yes** *Please give details*

Controller's details

Name	
Date of birth *if the former controller is an individual*	/ /
Company registration number *if the former controller is a company*	

Address of the former controller's main place of business
or home address if the former controller is an individual

Building name	
Number	Road
District/village	
Town/city	
County	Postcode
Country	

Your application may be delayed if you do not give the correct postcode.

Changes to existing controllers

8 **What is the name of the controller where there has been a change?**

STANDARD CHARTERED PLC

9 **Does the controller have a consumer credit licence?**

☒ **No** *Go to question 10*
☐ **Yes** *Please give the licence number*

★ **Question 10 is for changes to a controller that is a limited company only.**
If your controller is not a limited company, go to question 11

10 **Has the controller's company secretary changed?**

☒ **No** *Go to question 11*
☐ **Yes** *Please give details*

Previous company secretary	
Surname/organisation name	
Other names/registration number	
Date of birth	/ /

New company secretary	
Surname/organisation name	
Other names/registration number	
Date of birth	/ /

 For help with this form, call 020 7211 8608, 9am to 5pm Monday to Friday.

11 Have there been changes to the people who run your controller?

☐ **No** *Go to question 12*
☒ **Yes**

What changes do you want to make? *Please tick the appropriate boxes and give details of the people you wish to add or remove.*

▸ **Controller is a limited liability partnership**

☐ **Add new members** *please give details below – if a member is a limited company or limited liability partnership, give their details in the boxes at the bottom of page 10*

☐ **Remove members who have left** *please give details below – if a member is a limited company or limited liability partnership, give their details in the boxes at the bottom of page 10*

▸ **Controller is a company**

☒ **Add new directors** *please give details below – if a director is a limited company or limited liability partnership, give their details in the boxes at the bottom of page 10*

☐ **Remove directors** *please give details below – if a director is a limited company or limited liability partnership, give their details in the boxes at the bottom of page 10*

▸ **Controller is a partnership**

☐ **Add new partners** *please give details below*
☐ **Remove partners who have left** *please give details below*

▸ **Controller is another organisation**

☐ **Add people who run the organisation** *please give details below*
☐ **Remove people who no longer run the organisation** *please give details below*

Individual 1

☒ **Add** ☐ **Remove**

Surname	LORD TURNER OF ECCHINSWELL
Other names in full	JONATHAN ADAIR
Position	NON-EXECUTIVE DIRECTOR
Date of birth	05 / 10 / 1955

Individual 2

☐ **Add** ☐ **Remove**

Surname	
Other names in full	
Position	
Date of birth	/ /

Individual 3

☐ **Add** ☐ **Remove**

Surname	
Other names in full	
Position	
Date of birth	/ /

Use question 22 if you need more space.

11 *continued*

Individual 4

☐ **Add** ☐ **Remove**

Surname

Other names in full

Position

Date of birth / /

Individual 5

☐ **Add** ☐ **Remove**

Surname

Other names in full

Position

Date of birth / /

Individual 6

☐ **Add** ☐ **Remove**

Surname

Other names in full

Position

Date of birth / /

Use question 22 if you need more space.

Organisation 1

☐ **Add** ☐ **Remove**

Company/partnership name

Registration number

Position

Organisation 2

☐ **Add** ☐ **Remove**

Company/partnership name

Registration number

Position

Organisation 3

☐ **Add** ☐ **Remove**

Company/partnership name

Registration number

Position

Use question 22 if you need more space.

For help with this form, call 020 7211 8608, 9am to 5pm Monday to Friday.

More information about the new controllers

The information we ask for in section C is about any new controllers or new individuals or organisations that you have added in section B.

We need the information we ask for in section C to help us decide if your organisation is still fit to hold a consumer credit licence. It will not be shown in the Consumer Credit Licensing Public Register and will not be available to members of the public.

12 Has any individual you have told us you want to add ever used a different personal name?

This includes:

- a surname before marriage
- a name changed by deed poll or statutory declaration
- an assumed name used now
- an assumed name used in the past.

☒ **No** *Go to question 13*

☐ **Yes** *Please give details*

Present surname

Present other names in full

Previous surname

Previous other names in full

Why do they now use a different name?

Use question 22 if you need more space.
If they have changed their name by deed poll, please send a photocopy of the deed poll certificate.

13 Has any individual or organisation you have told us you want to add ever held or applied for any other consumer credit licences?

This includes if they:

- currently hold a licence
- have ever held a licence
- have ever applied for a licence
- have recently applied for a licence and are waiting to hear from us.

If anyone we have asked you to tell us about was or is a partner in a partnership or a director or controller of a company that applied for a licence, tick yes.

You must tell us about **all** applications made or licences held.

☐ **No** *Go to question 14*

☒ **Yes** *Please give details of all the licences they have held or applied for.*

Individual/organisation 1

Name of individual or organisation

SIEMENS HOLDINGS PLC

Consumer credit licence or application number *if known*

561674

Individual/organisation 2

Name of individual or organisation

SAVE THE CHILDREN FUND

Consumer credit licence or application number *if known*

231796

Individual/organisation 3

Name of individual or organisation

Consumer credit licence or application number *if known*

Use question 22 if you need more space.

J **Section C** More information about the new controllers

14 **Is any individual you have told us you want to add, an undischarged bankrupt, or have you or they been declared bankrupt in the last five years?**

If an administration order has been applied for, please tick yes.

In Scotland, bankruptcy is referred to as having your estate sequestrated.

For more information about any of the terms used in questions 14 to 17, please contact the appropriate body below.

England and Wales
The Insolvency Service
020 7291 6895
www.insolvency.gov.uk

Scotland
Accountant in Bankruptcy
0845 762 6171
www.aib.gov.uk

Northern Ireland
Insolvency Service
of Northern Ireland
028 9025 1441
www.detini.gov.uk

☒ **No** *Go to question 15*

☐ **Yes** *Please give details*

Surname

Other names in full

Date of bankruptcy

/ /

What date was the bankruptcy order discharged?

If the bankruptcy has not yet been discharged, give the date when it will be discharged.

/ /

Please send a photocopy of the Certificate of Discharge if the order has been discharged.

Has a bankruptcy restrictions order been made?

☐ No

☐ Yes

Please send a photocopy of the restrictions order.

15 **In the last ten years, has any *individual* you have told us you want to add been a member of a limited liability partnership or been a director, company secretary or controller of a company that has:**

- **gone into administration**
- **gone into voluntary or compulsory liquidation**
- **been the subject of a winding up order**
- **gone into administrative receivership?**

☒ **No** *Go to question 16*

☐ **Yes** *Please give details and send a photocopy of the statement of affairs and liquidator's report for each case.*

Individual 1

Name of individual

Name of partnership or company in liquidation

Date of administration, liquidation, winding up or receivership

/ /

Individual 2

Name of individual

Name of partnership or company in liquidation

Date of administration, liquidation, winding up or receivership

/ /

Use question 22 if you need more space.

For help with this form, call 020 7211 8608, 9am to 5pm Monday to Friday.

16 **In the last ten years, has any *organisation* we have asked you to tell us about on this form:**

- **gone into administration**
- **gone into voluntary, or compulsory liquidation**
- **been the subject of a winding up order**
- **gone into administrative receivership?**

For more information about any of the terms used in questions 14 to 17, please contact the appropriate body below.

England and Wales
The Insolvency Service
020 7291 6895
www.insolvency.gov.uk

Scotland
Accountant in Bankruptcy
0845 762 6171
www.aib.gov.uk

Northern Ireland
Insolvency Service
of Northern Ireland
028 9025 1441
www.detini.gov.uk

☒ **No** *Go to question 17*

☐ **Yes** *For each case, please send a copy of the liquidator's report and the full statement of affairs with the list of all creditors.*

Organisation 1

Name of partnership or company in liquidation

Date of administration, liquidation, winding up or receivership

/ /

Organisation 2

Name of partnership or company in liquidation

Date of administration, liquidation, winding up or receivership

/ /

Use question 22 if you need more space.

17 **Has any individual you have told us you want to add ever been disqualified under the Company Directors Disqualification Act 1986?**

This includes disqualifications:

- as a director of a company
- as a member of a limited liability partnership.

☒ **No** *Go to question 18*

☐ **Yes** *Please give details and send a photocopy of the court order relating to the disqualification.*

Individual 1

Surname

Other names in full

Date of disqualification

/ /

Period of disqualification

From / / to / /

Individual 2

Surname

Other names in full

Date of disqualification

/ /

Period of disqualification

From / / to / /

18 **Has any individual or organisation you have told us you want to add ever been:**

- **disciplined by a professional organisation or trade association**
- **been refused membership by a professional organisation or trade association**
- **a member of a partnership that has been disciplined by a professional organisation or trade association**
- **a director, secretary or controller of a company that has been disciplined by a professional organisation or trade association?**

Examples of the sort of organisations and associations we need to know about are:

- National Association of Estate Agents
- Law Society
- Finance and Leasing Association

☒ **No** *Go to question 19*

☐ **Yes** *Please give details*

Name of individual or organisation

Name of professional organisation or trade association

Date of action/refusal

/ /

Penalty that was imposed/reason for refusal

Use question 22 if you need more space.

Other details

Use question 22 if you need more space.

19 **Has any individual or organisation you have told us you want to add:**

- **had a county court judgment made against them in the last five years**
- **been a member of a limited liability partnership or other partnership that has had a county court judgment made against it in the last five years**
- **been a director, company secretary or controller of a company that has had a county court judgment made against it in the last five years?**

In Scotland, judgments are called decrees and are made by the Sheriff courts.

☒ **No** *Go to question 20*

☐ **Yes** *Please give details*

Individual/organisation 1

Name of individual or organisation

Number of judgments against them?

Please send a photocopy of all the judgments against them and the certificate of satisfaction if the debt has been paid.

Individual/organisation 2

Name of individual or organisation

Number of judgments against them?

Please send a photocopy of all the judgments against them and the certificate of satisfaction if the debt has been paid.

Individual/organisation 3

Name of individual or organisation

Number of judgments against them?

Please send a photocopy of all the judgments against them and the certificate of satisfaction if the debt has been paid.

Individual/organisation 4

Name of individual or organisation

Number of judgments against them?

Please send a photocopy of all the judgments against them and the certificate of satisfaction if the debt has been paid.

Use question 22 if you need more space.

20 **Is any individual or organisation you have told us you want to add authorised or approved by the Financial Services Authority in accordance with the Financial Services and Markets Act 2000, or have they ever:**
- **been refused authorisation or approval**
- **had authorisation or approval revoked?**

☒ **No** *Go to question 21*
☐ **Yes** *Please give details*

Name of individual or organisation

FSA reference number

Please tick appropriate box and give the dates we ask for

☐ **Currently authorised**
Effective date of authorisation
/ /

☐ **Currently approved**
Effective date of approval
/ /

☐ **Authorisation refused**
Date of refusal
/ /

Please send a photocopy of the Final Notice.

☐ **Approval refused**
Date of refusal
/ /

Please send a photocopy of the Final Notice.

☐ **Authorisation revoked**
Effective date of authorisation
/ /
Date of revocation
/ /

Please send a photocopy of the Decision Notice.

☐ **Approval revoked**
Effective date of approval
/ /
Date of revocation
/ /

Please send a photocopy of the Decision Notice.

Criminal convictions

21 Has any individual or organisation you have told us you want to add ever been:

- **convicted of any offence**
- **a member or partner of a limited liability partnership or other partnership that has been convicted of an offence**
- **a director, secretary or controller of a company that has been convicted of an offence?**

We do not need to know about:

- companies that were convicted more than ten years ago
- convictions that are spent under the Rehabilitation of Offenders Act.

You must tell us about all convictions. You must also tell us about any conditional or absolute discharges (or admonishments in Scotland) which are not spent. You may be committing a criminal offence if you fail to do so.

The law about spent convictions is complex. You are responsible for checking whether or not convictions are spent and for declaring all current convictions. If you are unsure about any convictions, you should seek legal advice or tell us about them anyway.

☒ **No** *Go to question 22*

☐ **Yes** *Please give details*

Individual/organisation 1

Name of individual or organisation

Date of conviction

/ /

Name of court

Offence

Fine or sentence imposed

Other details

Use question 22 if you need more space.

Individual/organisation 2

Name of individual or organisation

Date of conviction

/ /

Name of court

Offence

Fine or sentence imposed

Other details

Use question 22 if you need more space.

Further information

22 **Please use this space to give us more information in answer to any of the questions on the form.**

Write the question number next to your answers. Make sure you give all the information that we have asked for in the question.

If you need more space, continue on separate sheets of paper.

Make sure you:

- write your name and the date on each sheet
- sign each sheet
- send the sheets to us with your form.

Tell us how many extra sheets you have used here.

Question number

For help with this form, call 020 7211 8608, 9am to 5pm Monday to Friday.

Declaration

You are responsible for making sure all the information you have given on this form is accurate and complete. Please make sure you have read and understood all of the form before you sign the declaration.

I understand that:

- It is an offence to knowingly or recklessly give any false or misleading information to the Office of Fair Trading.
- If I give false or misleading information:
  - This licence may be revoked.
  - I might be prosecuted.
- The Office of Fair Trading will not accept the form if any of the questions in it have been amended or have not been answered.
- I am responsible for all of the information that I have given on this form, including information about other people.
- The information that I have given in section A will appear on the Consumer Credit Licensing Public Register.
- Anyone named in this form who needs to be authorised under any Acts of Parliament has the required authorisation. Examples of these Acts include:
  - Banking Act 1987
  - Business Names Act 1985
  - Financial Services and Markets Act 2000
  - Insurance Brokers (Registration) Act 1977.
- The Office of Fair Trading may review the licence holder's fitness to hold a consumer credit licence if new information comes to light which calls the licence holder's fitness into question.

I confirm that:

- I have answered every question as fully as possible. I have included all relevant details. Where necessary, I have continued my answers in question 22 or on a separate piece of paper, which is attached to this form.
- The information I have given is true and complete.
- I will provide any further information that the Office of Fair Trading requests.

Name

JULIE BAMFORD

Signature

J. Bamford

Date

22 / 08 / 06

Daytime phone number

020 7280 7024

Position in organisation

☐ Member of a limited liability partnership set up under the Limited Liability Partnerships Act 2000

☑ ~~Company director or~~ company secretary

☐ Person authorised to accept documents in the UK for an organisation based abroad

☐ Other

Please give details of your relationship to the licence holder and provide a letter from an individual in one of the positions above authorising you to sign this form.

Turn to the next page for details of what to do next.

What to do next

1 Check that you have answered all the questions.

Check you have sent photocopies of all your documents

2 Check that you have included photocopies of any documents we have asked you to send us.
Please tick the documents you have sent, so we can check they reach us.

- ☐ Deed poll certificate – *question 12*
- ☐ Certificate of Discharge – *question 14*
- ☐ Bankruptcy restrictions order – *question 14*
- ☐ Statements of affairs and liquidators' reports – *question 15*
- ☐ Statements of affairs and liquidators' reports – *question 16*
- ☐ Court orders – *question 17*
- ☐ County court judgments – *question 19*
- ☐ Notice issued by the FSA – *question 20*

3 If you have filled in the form on behalf of the licence holder, check that you have included a letter of authorisation from them.

- ☐ Letter of authorisation – *if you have filled in the form on behalf of the licence holder*

4 Send the form and all the other documents to us at:
Office of Fair Trading
Consumer Credit Licensing Bureau
Craven House
40 Uxbridge Road
Ealing
LONDON
W5 2BS

What happens next?

We will note the changes that you have told us about in our records. We will write to tell you when we have made the changes to the Consumer Credit Licensing Public Register.

We will write to you if we need any more information.

As we do not need to make any changes to your licence we will not send you a new one. You can continue to trade as normal.

If you have any queries about your notification, please call us on 020 7211 8608, between 9am and 5pm, Monday to Friday.

Published by the Office of Fair Trading

Printed in the UK on paper comprising 75 per cent post-consumer waste and 25 per cent ECF pulp

Product code OFT728

Edition 03/05 – printed 03/05

www.oft.gov.uk

FILE: 82-5188

Interim Report 2006

RECEIVED
2006 NOV 27 P 1:22
OFFICE OF INTERNATIONAL CORPORATE FINANCE


Standard Chartered
Standard Chartered
St

Leading the way in Asia, Africa and the Middle East

Standard Chartered

SUMMARY OF RESULTS
for the six months ended 30 June 2006

	6 months ended 30.06.06 $million	6 months ended 30.06.05 $million	6 months ended 31.12.05 $million
Results			
Operating income	**4,112**	3,236	3,625
Impairment losses on loans and advances	**(349)**	(194)	(125)
Operating profit before taxation	**1,527**	1,333	1,348
Profit attributable to parent company's shareholders	**1,103**	971	975
Profit attributable to ordinary shareholders*	**1,088**	956	961
Balance Sheet			
Total assets	**238,148**	204,643	215,096
Total equity	**13,850**	12,534	12,333
Capital base	**19,164**	15,720	17,118
Information per Ordinary Share	**Cents**	Cents	Cents
Earnings per share – normalised basis**	**84.1**	75.2	78.7
– basic	**82.8**	74.7	74.0
Dividend per share	**20.83**	18.94	45.06
Net asset value per share	**983.5**	841.0	889.4
Ratios	**%**	%	%
Return on ordinary shareholders' equity – normalised basis**	**17.9**	18.3	18.1
Cost income ratio – normalised basis**	**53.6**	52.6	57.3
Capital ratios:			
Tier 1 capital	**8.4**	7.3	7.7
Total capital	**14.2**	12.9	13.6

* Profit attributable to ordinary shareholders is after the deduction of dividends payable to the holders of the non-cumulative redeemable preference shares (see note 6 on page 40).

** Results on a normalised basis reflect the results of Standard Chartered PLC and its subsidiaries (the Group) excluding items presented in note 7 on page 41.

Contents

Financial Highlights 1
Chairman's Statement 2
Group Chief Executive's Review 4
Financial Review
Group Summary 7
Consumer Banking 8
Wholesale Banking 10
Risk 13
Capital 28
Financial Statements
Condensed Consolidated Interim Income Statement 29
Condensed Consolidated Interim Balance Sheet 30
Condensed Consolidated Interim Statement of Recognised Income and Expenses 31
Condensed Consolidated Interim Cash Flow Statement 32
Notes 33
Additional Information 59

Unless another currency is specified, the word "dollar" or symbol "$" in this document means United States dollar and the word "cent" or symbol "c" means one-hundredth of one United States dollar.

Within this document, the Hong Kong Special Administrative Region of the People's Republic of China is referred to as 'Hong Kong'; 'Middle East and Other South Asia' (MESA) includes: United Arab Emirates (UAE), Bahrain, Jordan, Pakistan and Bangladesh; and 'Other Asia Pacific' includes: China, Indonesia, Thailand, Taiwan and the Philippines.

Standard Chartered PLC – Stock Code: 2888

FINANCIAL HIGHLIGHTS
for the six months ended 30 June 2006

Reported Results

Operating income
up 27% to $4,112m
H1 2005: $3,236m

Operating profit before tax
up 15% to $1,527m
H1 2005: $1,333m

Profit attributable to ordinary shareholders
up 14% to $1,088m
H1 2005: $956m

Total assets
up 16% to $238bn
H1 2005: $205bn

Results excluding Korea*

Operating income
up 15% to $3,378m
H1 2005: $2,927m

Operating profit before tax
up 6% to $1,293m
H1 2005: $1,225m

Expenses
up 15% to $1,765m
H1 2005: $1,541m

Normalised cost income ratio
52.2%
H1 2005: 52.6%

Performance Metrics**

Normalised earnings per share
up 12% to 84.1 cents
H1 2005: 75.2 cents

Normalised return on ordinary shareholders' equity
17.9%
H1 2005: 18.3%

Interim dividend per share
up 10% to 20.83 cents
H1 2005: 18.94 cents

Normalised cost income ratio
53.6%
H1 2005: 52.6%

Total capital ratio
14.2%
H1 2005: 12.9%

Significant Achievements

- Record operating profit before tax up 15% despite losses in Taiwan
- Double-digit operating income growth in both Wholesale Banking and Consumer Banking
- Operating profit before tax in Korea up 50% on H2 2005
- Standard and Poors long term credit rating for Standard Chartered Bank raised to A+

* Results excluding Korea are shown because H1 2006 includes a full six months of Standard Chartered First Bank Korea Limited (SCFB) compared to only two and a half months in H1 2005.

** Results on a normalised basis reflect the results of the Group excluding items presented in note 7 on page 41.

"Another strong performance, reflecting implementation of our strategy"

I am pleased to report another strong first half performance for Standard Chartered:

- **Income is up 27 per cent to over $4.1 billion.**
- **Operating profit before tax is up 15 per cent to $1.5 billion.**
- **Good earnings per share (EPS) growth with normalised EPS up 12 per cent at 84.1 cents per share.**

The Board has declared an interim dividend per share of 20.83 cents, up 10 per cent.

This is another strong performance from Standard Chartered and reflects the successful implementation of our strategy. Our broader geographic spread and product portfolio have increased our resilience to individual market events. This approach is helping us deliver shareholder value and consistent performance.

Economic growth

We have been operating in a strong global economy and in recent years the economies across our regions have experienced strong growth, rising trade, robust domestic demand and low inflation.

However, at this stage of the economic cycle it is natural to expect increased volatility and uncertainty in financial markets, as growth rates appear to peak, interest rates rise and inflation increases. Uncertainty has been compounded by the pace of oil price rises, the imbalances in the world economy and by the fact that, in recent years, some financial markets have not priced sufficiently for risk.

Recent months have seen heightened risk aversion, with emerging markets most affected, and a more testing time lies ahead as liquidity conditions around the world tighten.

However these factors need to be put in context.

Economic growth rates across Asia, Africa and the Middle East are expected to continue to exceed growth rates within OECD economies. Overall, across the markets in which Standard Chartered operates, the economic and policy climate has improved tremendously. Compared with a decade ago, inflation across emerging markets has fallen from around 66 per cent on average to 8 per cent. Then, less than 15 per cent of emerging market economies would have been regarded as investment grade; now that figure is just over 40 per cent. Across Asia, current account positions have improved and, in addition, Asian countries now hold two-thirds of global currency reserves. In the Middle East, liquidity is ample. In 2005 this region had a trade surplus of $211 billion, even higher than Asia's huge surplus of $174 billion. Africa has benefited from high commodity prices and has seen improved macro-economic policy-making, helped by debt relief.

Economic trends

Emerging markets in general are in a far better position to cope than previously. Both the resilience of these markets and their ability to benefit from some of the underlying trends in the global economy give us confidence.

Many of the changes we have made as a bank position us well to maximise the opportunities and minimise the risks presented by these economic developments. The breadth of our markets and the diversity of our earnings give us confidence that we remain well placed to deliver consistent results against this backdrop.

An infrastructure boom is underway across Asia, Africa and the Middle East, as economies there diversify and also seek to grow domestic demand. Asia looks set to add three-quarters of a billion jobs over the next decade as the region witnesses an emerging debt-free middle class and China and India emerge as powerful economies.

Financial markets are set to deepen, broaden and grow, hand in hand with economic growth across Asia, economic diversification across the Middle East and economic emergence within Africa. We also expect further currency shifts as the Gulf introduces a single currency at the end of this decade and as more economies across Asia seek to manage their currencies against their trade baskets.

New trade corridors continue to emerge. We are already witnessing increased flows of commodities, goods, services, finance and capital, people and remittances.

Intra-Asian trade is rising sharply, reflecting the growth of China, the emergence of regional companies and multinational firms shifting their investment towards Asia. Supply chains across Asia have become interlinked, resulting in better specialisation and more efficient resource allocation, promoting regional integration and growth. Inter-regional trade has risen sharply. Sino-African trade has risen from $6.5 billion in 1999 to $40 billion in 2005. New trade corridors are a clear indication of shifting economic, social and political ties. Many economies in Asia and other emerging regions should now be viewed as drivers of future global growth.

the successful

Governance
In environments as dynamic as those in which we operate, governance is more important than ever.

Our Board has been further strengthened by the appointment of a new, independent Non-Executive Director. Lord Turner has rich experience in business and public life, including banking, consulting and his leadership of the Confederation of British Industry in the 1990s. Most recently he is known for his work as the Chairman of the UK's Independent Pensions Commission. We are delighted to welcome him to our Board. In addition, at the end of this year, Rudy Markham takes on additional Board responsibilities, bringing his great experience and insight to his role as our new Senior Independent Director.

Summary
Standard Chartered continues to make excellent progress and is in good financial shape, a message endorsed by the recent upgrade to our credit ratings. It is well positioned to maximise the opportunities and minimise the risks presented by recent economic developments. The Group has appropriate governance in place.

The breadth of our markets and the diversity of our earnings give us confidence in our ability to continue to deliver good returns to our shareholders.

Bryan K. Sanderson

Bryan Sanderson, CBE
Chairman
8 August 2006

Highlights

$4,112m
Operating income

$1,527m
Operating profit before tax

84.1 cents
Normalised earnings per share

17.9%
Normalised return on ordinary shareholders' equity

20.83 cents
Interim dividend per share

"Standard Chartered is making good and investing for future growth"

Through the disciplined execution of our strategy and the hard work of our teams around the world, we have delivered another set of strong results:

- **We are driving strong organic growth, supported by balance between and within our businesses, and by our geographic diversity.**
- **SC First Bank in Korea is performing well.**
- **We are maintaining our discipline in managing expenses and risk.**
- **We are continuing to invest for the future.**

Since the first half of 2001 normalised earnings per share have grown by 16 per cent (compound annual growth rate) and income has grown by 14 per cent. Our track record is clear and we are proud of the performance culture we have built across the Group.

Delivering on management agenda

At the beginning of the year we stated the priorities for 2006:

- Accelerate growth in both businesses, focusing on priority markets
  - Deepen client relationships in Wholesale Banking
  - Enter new customer segments in Consumer Banking
- Drive growth and performance in Korea
- Excel in service and innovation
- Lead by Example in corporate responsibility

In each of these areas we are making good progress.

Wholesale Banking

In Wholesale Banking, growth is coming from deepening of client relationships, as a broader product array and more effective cross-selling lead to increased client income. The transformation of Wholesale Banking continues.

These results demonstrate that our network gives us a clear competitive advantage. Our ability to originate and deliver complex cross border transactions is also driving income growth.

As a result, we are becoming a leader in many geographies with a range of innovative products, services and transactions. We are currently in the top two for All Asian currencies fixed income transactions and the top three for Asia-Pacific syndicated loans. Our project finance business, started in 2003, is now in the top two across Asia (ex-Japan, Australia). We launched our India mergers and acquisitions (M&A) advisory group just under three years ago, and it is now the leader in cross border M&A in that market. In July, in Malaysia, we concluded the first ever Islamic Banking cross-currency swap transaction in the country. We now offer a 'round the clock', 24 hour trade processing service in several markets – an example of our innovation in more traditional banking services.

Consumer Banking

In Consumer Banking, we have achieved widespread, double-digit growth across an increasingly broad footprint. Our increased focus on segments such as Small and Medium Enterprises (SME) and Wealth Management is delivering good results, with SME customer assets up 15 per cent and Wealth Management income up 46 per cent.

Consumer Banking's priorities continue to be product innovation, service excellence and investment for the future.

In product innovation, we have led the market with HIBOR-based mortgages in Hong Kong this year. Other product launches across our network include Express Trade for SME clients in six markets and the launch of the Manhattan credit card in its fifth major market.

We are continuing to focus on customer service. For example, in the United Arab Emirates, the Bank now offers a guaranteed one-day turnaround time for delivery of a new Manhattan or Gold Credit card, and we are now the leading issuer in UAE.

We continue to invest for the future – in new products, more branches and ATMs, in our infrastructure and in the skills of our people.

Korea

In Korea we said we would drive growth and performance. Korea had a good first half and we continue to achieve growth with a stream of successful product launches. In Consumer Banking we provided products and account services for over 500,000 new customers. In Wholesale Banking overall, income has grown by 28 per cent over consecutive half years and we continue to see strong growth in client income.

Service and innovation

We remain determined to excel in service and innovation. Our Outserve programme has achieved a great deal, and we are now building on our established approach and studying leading businesses in other industries to find new ways to

strategic progress

improve our performance. The operations team plays a significant part in our Outserve journey – for example, we now offer service guarantees on a range of banking services in a number of markets, which is creating competitive advantage.

Across the Group we continue to focus on business efficiency and expense management. We are creating the room to invest and we are making significant progress in improving the infrastructure of the Bank. The upgrading of our core banking platforms and consolidation of our data centres continues. All of these elements ultimately add to the efficiency of our business and the quality of our service.

Leading by Example
Finally on the 2006 agenda, we continue to take steps to Lead by Example in corporate responsibility, not just by funding long-term programmes such as Seeing is Believing and Living with HIV, but also by ensuring that we build a sustainable business and take a long term view of the consequences of our actions. Delivering a sustainable business means attracting high quality staff, offering the right products and services, contributing to a sustainable environment and ensuring that we have the trust of customers, shareholders, employees and other interested groups. We seek to support sustainable economic development through social inclusion, environmental protection and good governance. In a world in which companies' actions are increasingly under scrutiny, these elements are becoming more interlinked.

We are making good progress with our priorities and the management agenda will continue to drive our growth in the second half of 2006.

Investing for growth
The last few years have seen focused and accelerated investment, in key markets and on targeted products, which is now paying off and generating excellent returns. We are continuing to invest in distribution, infrastructure, product innovation and people. Organic income growth in the first half of 2006 was strong and produced approximately two thirds of the Group's increase in income. We now have 16 markets producing first-half income in excess of $50 million.

The Bank is increasingly well balanced. Our spread of geographies and business activities helps us to weather storms and ensure our continued performance; for example, the unsecured loan impairment charge in Taiwan has been offset by strong growth in many of our other markets.

Our growth story can be highlighted by three major geographies.

India
In India, in the first half of 2006 our income grew by 26 per cent and operating profit by over 50 per cent over the same period a year before. We have opened 16 of our new consumer finance

Our Priorities

Accelerate growth in both businesses, focusing on priority markets

- Deepen client relationships in Wholesale Banking
- Enter new customer segments in Consumer Banking

Drive growth and performance in Korea

Excel in service and innovation

Lead by Example in corporate responsibility

centres in major Indian cities so far this year. This gives us a network of 81 branches, 185 ATMs, and 21 consumer finance centres. We now have over 14,000 employees in India, in the businesses and the Group's shared service centre in Chennai. In Wholesale Banking in India, our client income in the first half of 2006 was more than the total client income for all of 2004. We have increased the number of locations where we offer services to local corporates from 16 to 33 and almost doubled the number of relationship managers.

The opportunities presented by India's young population and its dynamic business environment are huge. India is an emerging economic giant, we have a major presence in the market and it plays a key part in our future growth plans.

Africa
Africa is benefiting from high commodity and energy prices. It is a diverse continent, including several economies forecast to grow at six per cent or more – including Nigeria, Tanzania, Ghana, Zambia and Botswana. In parts of our Africa franchise we have significant market shares, and in others we are building our presence – for example in Nigeria, where we are seeing very strong momentum. We are uniquely positioned as the only international bank with a strong presence in both Asia and Africa and we are benefiting from emerging Africa-Asia trade corridors, particularly involving China.

MESA
The MESA region continues to grow well, with income up 25 per cent, and we have seen particularly strong income growth in the first half from Pakistan and the UAE. We are the largest international bank in growing markets such as Bahrain, Jordan, Pakistan and Bangladesh, and the region is an area of key management, investment and strategic focus for us.

Standard Chartered is a leading bank in Abu Dhabi and Dubai, where the potential is huge. The new Dubai International Financial Centre (DIFC) will be a world-class regional capital markets centre and provide a gateway for flows into and from the region. Standard Chartered was the first commercial bank to be licensed when DIFC opened in September 2004. We have a new building in the DIFC Gate Precinct and will locate 500 staff there later this year.

Alliances and acquisitions
Alliances and acquisitions actively support our growth story, often through niche and infill acquisitions. A recent example is the announcement in June of our agreement to purchase a 25 per cent stake in First Africa, a leading pan-African corporate finance advisory business, which will bring new opportunities for Wholesale Banking. Where we see that shareholder value can be created, either through better market penetration, major synergies or extended product reach, we will make major acquisitions such as Korea First Bank. Our first-half results for Korea demonstrate our ability to make investments and generate good returns.

Investing in the Brand
Our brand recognition continues to grow, not only in established markets such as Hong Kong but also in our newer markets like Korea. This year we have strengthened the brand further by investing in a new campaign that reflects the Bank's values and our customers' aspirations.

Diversity
An important feature of the Bank is its diversity, not just of products and geographies but of people. We now have 27 nationalities in our top management population of 400, up from 22 nationalities in 2005 and we have 22 nationalities represented in our current graduate intake. As the world becomes one market, leading businesses will increasingly distinguish themselves through their international understanding and their talented workforces. We are, and will continue to be, one of those businesses, strengthening our management teams to ensure we have the right people in place to create, and then capitalise on, opportunities.

Outlook
The Group has made strong progress in the first half of 2006. The outlook is positive, and we expect continued good income momentum. We will maintain our focus on expense management and expense growth should be broadly in line with income growth for the full year. We will continue to take a balanced approach to risk, whilst recognising the changes in the external environment.

In summary
We are confident that we can continue to build on our track record of strong performance. Standard Chartered is well positioned in dynamic markets, making good strategic progress and investing for future growth. We are optimistic about the future.

E. Mervyn Davies

Mervyn Davies, CBE
Group Chief Executive
8 August 2006

GROUP SUMMARY

The Group has delivered another set of strong results in the six months ended 30 June 2006. Operating income increased 27 per cent, or $876 million, to $4,112 million and operating profit before tax of $1,527 million was up 15 per cent over the same period in 2005. Normalised earnings per share increased by 12 per cent to 84.1 cents. (Refer to note 7 on page 41).

The Group has owned SCFB since 15 April 2005. On 28 November 2005 the assets and businesses of the Standard Chartered Bank branch in Korea were transferred to SCFB.

The impact of the post acquisition results of SCFB in the 2005 results, together with the transfer of the branch, affect the comparability of the results for the six months to 30 June 2006 with the equivalent period in 2005. The 2005 results for "Korea" reflect a full six months of the Standard Chartered Bank branch together with the post acquisition results of SCFB. To facilitate effective comparison, the table below and most of the subsequent discussion, segments the results of the Korea business from the results of the rest of the Group.

	6 months ended 30.06.06			6 months ended 30.06.05*			6 months ended 31.12.05*		
	Korea $million	Ex Korea $million	As reported $million	Korea $million	Ex Korea $million	As reported $million	Korea $million	Ex Korea $million	As reported $million
Net interest income	548	1,962	2,510	235	1,737	1,972	590	1,773	2,363
Fees and commissions income, net	68	826	894	29	698	727	16	752	768
Net trading income	51	480	531	34	375	409	29	331	360
Other operating income	67	110	177	11	117	128	13	121	134
	186	1,416	1,602	74	1,190	1,264	58	1,204	1,262
Operating income	734	3,378	4,112	309	2,927	3,236	648	2,977	3,625
Operating expenses	(460)	(1,765)	(2,225)	(167)	(1,541)	(1,708)	(465)	(1,638)	(2,103)
Operating profit before impairment losses	274	1,613	1,887	142	1,386	1,528	183	1,339	1,522
Impairment losses on loans and advances	(40)	(309)	(349)	(34)	(160)	(194)	(27)	(98)	(125)
Other impairment	-	(8)	(8)	-	(1)	(1)	-	(49)	(49)
Loss from associate	-	(3)	(3)	-	-	-	-	-	-
Operating profit before taxation	234	1,293	1,527	108	1,225	1,333	156	1,192	1,348

* Restated. See note 29 on page 57.

Operating Income and Profit Excluding Korea

Operating income grew 15 per cent, or $451 million, to $3,378 million over the equivalent prior year period, Consumer Banking and Wholesale Banking each delivering double-digit income growth. The growth in the first half reflected the effects of prior year investment with good growth being achieved across an increasingly broad range of geographies, products and customer segments.

Net interest income grew $225 million, or 13 per cent, to $1,962 million. Net interest margin was 2.5 per cent, down from 2.6 per cent in the first half of last year reflecting continued pressure on asset margins, particularly mortgages.

Fees and commissions increased by $128 million, or 18 per cent, to $826 million. This increase was driven mainly by higher volumes in wealth management, cash management and global markets products across most markets.

Net trading income grew by $105 million, or 28 per cent, to $480 million driven in part due to higher volumes of foreign exchange dealing in Wholesale Banking. Other operating income decreased $7 million, or six per cent, to $110 million.

Operating expenses grew $224 million, or 15 per cent, to $1,765 million, with the normalised cost income ratio falling to 52.2 per cent compared to 52.6 per cent in the first half last year. Expense growth was broadly in line with income growth with technology production and operations expenses held flat. This allowed both Consumer Banking and Wholesale Banking businesses to continue to invest in new products, infrastructure and sales capability to support double-digit operating income growth.

Operating profit before impairment increased $227 million, or 16 per cent, to $1,613 million.

Impairment losses on loans and advances increased by $149 million, or 93 per cent, to $309 million. This was primarily due to the increase in the impairment charge for the Consumer Banking unsecured portfolio in Taiwan. Wholesale Banking continued to benefit from a benign credit environment in most markets.

Operating profit before taxation grew $68 million, or six per cent, to $1,293 million.

Korea Operating Income and Profit

The results for Korea for the first half of 2005 only include SCFB for less than half of that period. It is therefore more useful to compare the current period's results for Korea against the second half of 2005. Operating income grew by $86 million, or 13 per cent, to $734 million driven by strong income growth in both the Consumer and Wholesale businesses. Operating expenses decreased slightly by one per cent to $460 million. Operating profit before impairment consequently increased by 50 per cent, or $91 million. Loan impairment increased by 48 per cent, or $13 million, with most of the increment in Consumer Banking. Operating profit increased by 50 per cent, or $78 million.

CONSUMER BANKING

To provide meaningful comparison Consumer Banking excluding Korea is compared against the first half of 2005 whilst Consumer Banking in Korea is shown against the second half of 2005.

Consumer Banking Excluding Korea

Operating income was up $151 million, or 10 per cent, to $1,665 million, with growth spread across a broad range of markets. Hong Kong and Singapore achieved growth of around four per cent and these two markets now account for 41 per cent of total income compared to 43 per cent in the equivalent period last year. Outside these two markets income grew 14 per cent, with particularly strong growth in Middle East and Other South Asia (MESA) which rose by 34 per cent.

Income growth was driven primarily by wealth management products and the Small and Medium Enterprise (SME) customer segment. Income from deposits grew significantly reflecting both increased volumes of customer deposits and improved margins. Assets remained broadly flat, with a decline in mortgages offsetting increases in SME and unsecured lending.

Expenses grew $67 million or nine per cent to $832 million. This increase included expenditure to support the growth of China and Japan, and in our private banking and consumer finance activities. Investment was also made to enhance product distribution capabilities. The impact on expenses of increased product volumes has been largely offset by gains from operational efficiencies.

Operating profit before impairment grew $84 million or 11 per cent.

Impairment losses more than doubled, by $213 million to $372 million. The majority of this rise came from the unsecured portfolio in Taiwan, where the banking industry as a whole has been adversely affected by a sharp increase in customer default rates. The loan impairment charge in Taiwan increased to $203 million in the first half of 2006 from $75 million in the second half of 2005 (and $23 million in the first half of 2005). These provisions include a discount on the original interest rate on the restructured portfolio of $28 million. Recent indications are that conditions are continuing to improve and it is expected that there will be a sharp reduction in the loan impairment charge in Taiwan in the second half of the year. However, given recent and prospective regulatory changes, there remains considerable uncertainty about the evolution of the consumer credit market. Impairment losses outside Taiwan increased by $33 million or 24 per cent, reflecting changes in the mix and maturity of the portfolio, plus some deterioration in credit quality in Thailand and Indonesia due to the economic environment.

Consumer Banking operating profit fell $129 million, or 22 per cent, to $461 million compared to the first half of 2005. This fall was primarily due to the loan impairment charges taken in Taiwan which more than offset the increase in operating profit before impairment.

Hong Kong delivered an increase in operating profit of nine per cent to $280 million. Income growth was four per cent whilst expenses rose by one per cent. Operating profit before impairment profit grew six per cent. New products such as the Marathon Savings Account, and increased marketing activity, together with better margins, drove double-digit operating income growth in wealth management and deposit balances. The SME segment also recorded double-digit income growth with good prospects for the future. The loan impairment charge decreased 21 per cent or $6 million compared to the prior period.

In Singapore, income was up four per cent on the first half of 2005, driven by strong growth in wealth management products and the SME segment. There was continued product innovation through the period including, for example, the launch of foreign currency and SME saver accounts. In an intensely competitive market, mortgage margins remained under pressure. Expenses grew six per cent to $66 million driven by investment in new products. Loan impairment decreased six per cent reflecting a broadly benign consumer credit environment. Operating profit increased five per cent to $88 million. Assets were down seven per cent with increases in SME lending offset by a decline in mortgage assets.

In Malaysia income increased 11 per cent to $112 million. Strong income growth in wealth management and the SME segment, underpinned by the success of new product launches, including Islamic SME products, more than offset a lower performance in mortgages, where income fell due to margin compression. Operating expenses increased $3 million or seven per cent to $49 million. Loan impairment reduced six per cent reflecting the benefit of provision releases. Operating profit increased 24 per cent to $47 million.

In Other Asia Pacific, income growth of nine per cent was driven by strong balance sheet growth in all products. In China income more than doubled with good growth in the SME segment. Indonesia and Thailand also delivered double-digit income growth. These performances were offset by subdued income performance in Taiwan. Operating expenses increased by 15 per cent reflecting investment for future growth. Loan impairment increased due primarily to Taiwan, but also reflecting slightly more difficult credit conditions in Thailand and Indonesia.

India's income increased 10 per cent over the equivalent period driven by growth in wealth management products and the SME segment. This was partially offset by a decline in mortgage income. Investment in new product and sales capabilities was achieved within expense growth of five per cent due to redeployment of resources and other efficiency initiatives.

Operating income in MESA increased by 34 per cent to $238 million. This strong performance was led by wealth management, credit cards and the SME segment. Investments targeted at infrastructure and distribution channels to sustain good income growth increased expenses by 38 per cent to $116 million. Loan impairment increased 14 per cent to $16 million. Assets grew nine per cent.

In Africa, operating profit grew 19 per cent to $25 million as a result of income growth of three per cent and a reduction in expenses of six per cent; wealth management income grew rapidly driven by new product launches and a new sales model, whilst expenses were reduced as a result of productivity gains and disciplined cost control. Loan impairment increased to $9 million. Assets grew by 30 per cent driven by unsecured lending.

CONSUMER BANKING continued

The Americas, UK and Group Head Office saw an increase in operating profit from $5 million to $11 million, driven primarily by higher income from the Jersey business.

Korea Consumer Banking

Consumer Banking's results in Korea are compared to the second half of 2005. On this basis operating income increased nine per cent to $530 million driven by wealth management products and the SME segment. Product innovation in wealth management attracted new accounts and fresh funds, with the new e-Click product attracting over 250,000 new accounts.

There was a decline in mortgage margins due to a combination of the interest rate environment and competitive activity. Expenses were held broadly flat compared to the previous period. Operating profit before impairment increased by $46 million or 43 per cent. Loan impairment increased $11 million to $33 million. Assets have grown five per cent driven by mortgages and unsecured lending.

The following tables provide an analysis of operating profit by geographic segment for Consumer Banking:

6 months ended 30.06.06

	Asia Pacific										
	Hong Kong $million	**Singapore $million**	**Malaysia $million**	**Korea $million**	**Other Asia Pacific $million**	**India $million**	**Middle East & Other S Asia $million**	**Africa $million**	**Americas UK & Group Head Office $million**	**Consumer Banking Total Ex Korea $million**	**Consumer Banking Total $million**
Operating Income	**505**	**170**	**112**	**530**	**317**	**158**	**238**	**128**	**37**	**1,665**	**2,195**
Expenses	**(203)**	**(66)**	**(49)**	**(378)**	**(186)**	**(90)**	**(116)**	**(94)**	**(28)**	**(832)**	**(1,210)**
Loan impairment	**(22)**	**(16)**	**(16)**	**(33)**	**(275)**	**(20)**	**(16)**	**(9)**	**2**	**(372)**	**(405)**
Operating profit	**280**	**88**	**47**	**119**	**(144)**	**48**	**106**	**25**	**11**	**461**	**580**

6 months ended 30.06.05

	Asia Pacific										
	Hong Kong $million	Singapore $million	Malaysia $million	Korea $million	Other Asia Pacific $million	India $million	Middle East & Other S Asia $million	Africa $million	Americas UK & Group Head Office $million	Consumer Banking Total Ex Korea $million	Consumer Banking Total $million
Operating Income	485	163	101	209	292	143	177	124	29	1,514	1,723
Expenses	(201)	(62)	(46)	(123)	(162)	(86)	(84)	(100)	(24)	(765)	(888)
Loan impairment	(28)	(17)	(17)	(34)	(53)	(27)	(14)	(3)	–	(159)	(193)
Operating profit	256	84	38	52	77	30	79	21	5	590	642

6 months ended 31.12.05

	Asia Pacific										
	Hong Kong $million	Singapore $million	Malaysia $million	Korea $million	Other Asia Pacific $million	India $million	Middle East & Other S Asia $million	Africa $million	Americas UK & Group Head Office $million	Consumer Banking Total Ex Korea $million	Consumer Banking Total $million
Operating Income*	491	161	109	488	319	143	202	134	32	1,591	2,079
Expenses	(214)	(64)	(49)	(382)	(180)	(93)	(98)	(105)	(28)	(831)	(1,213)
Loan impairment	(6)	(13)	(20)	(22)	(113)	(29)	(19)	(10)	–	(210)	(232)
Other impairment	–	–	–	–	–	–	–	(3)	–	(3)	(3)
Operating profit	271	84	40	84	26	21	85	16	4	547	631

* As more fully explained in note 2 on page 33 and note 29 on page 57, internal income has been restated. The impact is to reduce Consumer Banking total operating income by $5 million in the second half of 2005 with a corresponding increase in Wholesale Banking.

CONSUMER BANKING continued

An analysis of Consumer Banking income by product is set out below:

	6 months ended 30.06.06			6 months ended 30.06.05*			6 months ended 31.12.05*		
	Total	Korea	Ex Korea	Total	Korea	Ex Korea	Total	Korea	Ex Korea
Operating Income by Product	$million	$million	$million	$million	$million	$million	$million	$million	$million
Cards and Loans	**824**	**180**	**644**	706	88	618	822	186	636
Wealth Management and Deposits	**926**	**179**	**747**	634	53	581	808	159	649
Mortgages and Auto Finance	**388**	**157**	**231**	350	66	284	408	141	267
Other	**57**	**14**	**43**	33	2	31	41	2	39
	2,195	**530**	**1,665**	1,723	209	1,514	2,079	488	1,591

* Restated. See note 2 on page 33.

Product Performance Excluding Korea

Credit cards and personal loans delivered a $26 million, or four per cent, increase in operating income to $644 million. In Hong Kong new credit card launches, including co-branded, helped increase customer balances over the equivalent period last year. Good asset growth was also seen in Pakistan, India and Thailand, all of whom recorded double-digit growth in unsecured outstandings.

In wealth management, deposit growth and improved margins have been the primary drivers of a $166 million, or 29 per cent, growth in income to $747 million. This improvement was seen in most countries, with strong contributors being Hong Kong, Singapore, India and the MESA region. Deposit product innovation, such as an Islamic savings account in MESA, has helped attract new customers and funds in a number of markets.

Mortgage margins continued to be under pressure in a number of markets, driven by the rising interest rate environment and competitor pricing. Mortgage outstandings fell $1,412 million or six per cent to $20,799 million. These effects served to reduce mortgage and auto finance income by $53 million or 19 per cent to $231 million. In several markets, such as Hong Kong and Singapore, product innovation and repricing actions have helped mitigate the effects of margin compression, although the near term outlook continues to be challenging.

Korea Product Performance

Comparisons are against the second half of 2005.

Wealth management and deposits income grew 13 per cent or $20 million to $179 million on the back of new product launches. Overall credit card operating income fell three per cent from the previous period. Mortgage income grew 11 per cent or $16 million, with growth in outstandings more than offsetting the impact of margin pressure.

WHOLESALE BANKING

As with Consumer Banking, the performance of Wholesale Banking excluding Korea is compared to the first half of 2005, whilst Wholesale Banking in Korea is compared to the second half of 2005.

Wholesale Banking Excluding Korea

Wholesale Banking had a very strong first half with the client focused strategy again delivering significant income growth across multiple geographies, products and segments.

Income grew $300 million, or 21 per cent, to $1,713 million underpinned by client income growth of 21 per cent. Client income continues to comprise around four fifths of total income and is the key driver of sustained growth. The pace of income growth in products such as foreign exchange, debt capital markets syndications, derivatives and options, reflects the significant investments in previous years.

Operating expense growth was 20 per cent or $157 million. Investment spend was targeted at expanding product reach and capability, upgrading systems infrastructure, expanding client coverage and reinforcing compliance and control.

Operating profit before impairment losses grew 22 per cent or $143 million.

The net loan impairment release was $63 million compared to a net charge of $1 million in the equivalent period last year. This net release reflected the continued benign credit environment, with new provisions of only $31 million, and continued success in achieving recoveries.

WHOLESALE BANKING continued

The following tables provide an analysis of operating profit by geographic segment for Wholesale Banking:

6 months ended 30.06.06

	Asia Pacific										
	Hong Kong $million	Singapore $million	Malaysia $million	Korea $million	Other Asia Pacific $million	India $million	Middle East & Other S Asia $million	Africa $million	Americas UK & Group Head Office $million	Wholesale Banking Total Ex Korea $million	Wholesale Banking Total $million
Operating Income	289	120	76	204	265	222	244	187	310	1,713	1,917
Expenses	(141)	(71)	(30)	(82)	(150)	(70)	(109)	(107)	(255)	(933)	(1,015)
Loan impairment	30	(3)	4	(7)	(2)	13	2	(8)	27	63	56
Other impairment	–	–	–	–	–	–	–	(6)	(2)	(8)	(8)
Operating profit	178	46	50	115	113	165	137	66	80	835	950

6 months ended 30.06.05

	Asia Pacific										
	Hong Kong $million	Singapore $million	Malaysia $million	Korea $million	Other Asia Pacific $million	India $million	Middle East & Other S Asia $million	Africa $million	Americas UK & Group Head Office $million	Wholesale Banking Total Ex Korea $million	Wholesale Banking Total $million
Operating Income*	265	98	55	100	232	159	210	131	263	1,413	1,513
Expenses	(116)	(61)	(27)	(44)	(134)	(57)	(74)	(95)	(212)	(776)	(820)
Loan impairment	(41)	(17)	3	–	64	4	(1)	(27)	14	(1)	(1)
Other impairment	(1)	–	–	–	–	1	–	–	(1)	(1)	(1)
Operating profit	107	20	31	56	162	107	135	9	64	635	691

6 months ended 31.12.05

	Asia Pacific										
	Hong Kong $million	Singapore $million	Malaysia $million	Korea $million	Other Asia Pacific $million	India $million	Middle East & Other S Asia $million	Africa $million	Americas UK & Group Head Office $million	Wholesale Banking Total Ex Korea $million	Wholesale Banking Total $million
Operating Income*	243	92	70	160	214	148	223	164	232	1,386	1,546
Expenses	(118)	(59)	(28)	(83)	(134)	(70)	(83)	(99)	(216)	(807)	(890)
Loan impairment	(42)	4	4	(5)	53	2	43	(3)	51	112	107
Other impairment	–	–	–	–	–	–	–	(8)	(2)	(10)	(10)
Operating profit	83	37	46	72	133	80	183	54	65	681	753

* As more fully explained in note 2 on page 33 and note 29 on page 57, internal income has been restated. The impact is to increase Wholesale Banking total operating income by $5 million in the second half of 2005 with a corresponding decrease in Consumer Banking.

When looking at the performance of Wholesale Banking on a geographic basis it is important to note that it is a network business. This means the geographic segmentation can give a somewhat imperfect view of the relative performance of different parts of the business.

In Hong Kong, income grew $24 million, or nine per cent, to $289 million, with a sharp 47 per cent increase in global markets' sales, particularly in derivatives and foreign exchange. Cash management benefited from the favourable interest rate environment and custody from active equity markets. Expenses grew 22 per cent to $141 million with most of this increase directed towards building the sales force, product capabilities, and deepening income generation from existing client relationships. Recoveries drove a sharp improvement in the loan impairment charge with a net release of $30 million.

WHOLESALE BANKING continued

Income in Singapore was up 22 per cent to $120 million. Cash management benefited from the interest rate environment and helped to deliver 25 per cent client income growth. Global markets' sales were up 37 per cent driven by derivatives and foreign exchange products together with strong contributions from corporate finance and syndications. Much of this growth came from global corporates. Expenses grew 16 per cent to $71 million reflecting increased investments in product and sales capabilities to sustain the strong client income momentum.

In Malaysia, income increased 38 per cent to $76 million with strong growth in cash management and foreign exchange, particularly in the local corporate segment. Expenses increased 11 per cent to $30 million.

Other Asia Pacific delivered strong income growth of 14 per cent to $265 million, with expenses rising 12 per cent, to $150 million. Operating profit before impairment increased 17 per cent or $17 million. Loan impairment was only $2 million but in the absence of the significant loan impairment releases and recoveries seen last year, operating profit was lower by 30 per cent at $113 million.

India delivered operating income growth of $63 million or 40 per cent to $222 million. Operating income was driven by cash management, trade finance, derivatives and foreign exchange, and corporate finance, and also benefited from legal recoveries. Expenses increased 23 per cent with investment in new products, infrastructure and sales. Loan impairment benefited from the benign credit environment, with recoveries and releases contributing to a net credit of $13 million. Operating profit increased 54 per cent.

Operating income in MESA rose 16 per cent to $244 million. Client income grew 23 per cent driven by a strong performance in cash management. Corporate finance and strong interest rate derivatives performance also contributed to income growth. Investments in staff and in infrastructure to support the double-digit income growth increased expenses 47 per cent to $109 million. Operating profit in MESA grew by one per cent to $137 million.

In Africa, income at $187 million was up 43 per cent on the prior period. Operating income improvements were driven by product sales and strong trading results from asset and liability management (ALM). Client income growth was particularly strong in Kenya, Ghana and Nigeria. Expenses increased 13 per cent. Operating profit increased $57 million to $66 million. Africa also benefited from the absence of the hyperinflationary charge of $44 million taken in the first half of 2005.

Operating income in the Americas, UK and Group Head Office increased by 18 per cent to $310 million. Expenses grew by 20 per cent reflecting investment in products and sales. Strong loan recoveries helped drive operating profit up 25 per cent.

Korea Wholesale Banking

Wholesale Banking's results in Korea are compared to the second half of 2005. Operating income increased by 28 per cent and operating profit increased by 60 per cent to $115 million. The increase in operating income was primarily driven by trade and lending and by global markets' products, particularly derivatives and foreign exchange.

An analysis of Wholesale Banking income by product is set out below:

	6 months ended 30.06.06			6 months ended 30.06.05*			6 months ended 31.12.05*		
	Total	**Korea**	**Ex Korea**	Total	Korea	Ex Korea	Total	Korea	Ex Korea
Operating Income by Product	**$million**	**$million**	**$million**	$million	$million	$million	$million	$million	$million
Trade and Lending	**511**	**77**	**434**	438	33	405	442	45	397
Global Markets**	**925**	**86**	**839**	756	58	698	681	65	616
Cash Management and Custody	**481**	**41**	**440**	319	9	310	423	50	373
	1,917	**204**	**1,713**	1,513	100	1,413	1,546	160	1,386

* Restated. See note 2 on page 33.

** Global markets comprises the following businesses: derivatives and foreign exchange, debt capital markets, corporate finance and ALM.

Product Performance Excluding Korea

Trade and lending income increased seven per cent to $434 million. Trade balances grew, with a double-digit increase in volumes, more than offsetting the impact of tightening margins whilst lending income was broadly flat due to margin compression and tight discipline on asset growth.

Global markets' income grew strongly by $141 million or 20 per cent to $839 million. Rates and foreign exchange sales benefited from a more sophisticated suite of products aided by market volatility resulting in increased penetration amongst local corporates. The debt capital markets business grew significantly as both product and distribution capability was expanded. In addition corporate finance achieved good growth. ALM income was down over the equivalent period.

Cash management and custody income was up 42 per cent at $440 million. The drivers of this increase were both increased balances, up almost 25 per cent year on year, as well as improved margins in a higher rate environment.

RISK

Through its risk management structure the Group seeks to manage efficiently the core risks: credit, market, country and liquidity risk. These arise directly through the Group's commercial activities whilst compliance and regulatory risk, operational risk and reputational risks are normal consequences of any business undertaking.

The basic principles of risk management followed by the Group include:

- ensuring that business activities are controlled on the basis of risk adjusted return;
- managing risk within agreed parameters with risk quantified wherever possible;
- assessing risk at the outset and throughout the time that the Group continues to be exposed to it;
- abiding by all applicable laws and regulations and good governance standards in every country in which the Group does business;
- applying high and consistent ethical standards to the Group's relationships with all customers, employees and other stakeholders; and
- undertaking activities in accordance with fundamental control standards. These controls include the disciplines of planning, monitoring, segregation, authorisation and approval, recording, safeguarding, reconciliation and valuation.

Risk Management Framework

Ultimate responsibility for the effective management of risk rests with the Company's Board. Acting with authority delegated by the Board, the Audit and Risk Committee (ARC), whose members are all independent Non-Executive Directors of the Company, reviews specific risk areas and monitors the activities of the Group Risk Committee (GRC) and the Group Asset and Liability Committee (GALCO).

GRC is responsible for credit risk, market risk, operational risk, compliance and regulatory risk, legal risk and reputational risk. GALCO is responsible for liquidity risk, structural interest rate and foreign exchange exposures, and for capital ratios.

The following chart shows the relationship between GRC and the Group's key risk committees.


Standard Chartered PLC Board
Audit and Risk Committee
Standard Chartered Bank Court
Group Asset and Liability Committee (GALCO)
Group Risk Committee (GRC)
Liquidity Management Committee
Tax Management Committee
Capital Management Committee
Consumer Banking Risk Committee
Wholesale Banking Risk Committee
Group Legal Risk Committee
Group Credit Committee
Group Compliance & Regulatory Risk Committee
Group Reputational Risk Committee
Finance Governance Committee
Group Market Risk Committee
Corporate Real Estate Services Risk Committee
Group Operational Risk Committee
Group Anti Money Laundering Risk Committee
Human Resources Business Risk Committee
Technology & Operations Risk Committee (incl. Vendor Management)

All the Group Executive Directors (GEDs) of Standard Chartered PLC, directors of Standard Chartered Bank and the Group Head of Risk and Group Special Asset Management (Group Head of Risk) are members of the GRC. This Committee is chaired by the Group Head of Risk. The GRC is responsible for agreeing Group standards for risk measurement and management, and also delegating authorities and responsibilities to risk committees and the Group and Regional Credit Committees and Risk Officers.

The committee process is designed to ensure that standards and policies are cascaded down through the organisation from the Board through the GRC and the GALCO to the functional, regional and country level committees. Key information is communicated through the country, regional and functional committees to Group so as to provide assurance that standards and policies are being followed.

The Group Finance Director and the Group Head of Risk manage a risk function that is separate from the business line which:

- recommends Group standards and policies for risk measurement and management;
- monitors and reports Group risk exposures for country, credit, market and operational risk;
- approves market risk limits and monitors exposure;
- sets country risk limits and monitors exposure;
- chairs the credit committee and delegates credit authorities;
- validates risk models; and
- recommends risk appetite and strategy.

Individual GEDs are accountable for risk management in their businesses and support functions, and for countries where they have governance responsibilities. This includes:

- implementing the policies and standards as agreed by the GRC across all business activity;
- managing risk in line with appetite levels agreed by the GRC; and
- developing and maintaining appropriate risk management infrastructure and systems to facilitate compliance with risk policy.

The Group's Risk Management Framework identifies 18 risk types, which are managed by designated Risk Type Owners (RTOs), who are all approved persons under the FSA regulatory framework and who have responsibility for setting minimum standards and governance and assurance processes. The RTOs report up through specialist risk committees to the GRC, or in the case of Liquidity Risk, to the GALCO.

The Group Finance Director and the Group Head of Risk, together with Group Internal Audit, provide assurance that risk is being measured and managed in accordance with the Group's standards and policies.

RISK continued

Credit Risk Management

Credit risk is the risk that a counterparty will not settle its obligations in accordance with agreed terms.

Credit exposures include individual borrowers and connected groups of counterparties and portfolios in the banking and trading books.

The GRC has clear responsibility for credit risk. Standards are approved by the GRC, which oversees the delegation of credit authorities through the Group Finance Director to the Group Head of Risk, the Group and Regional Credit Committees and independent Risk Officers at Group and at the Wholesale Banking and Consumer Banking business levels.

Procedures for managing credit risk are determined at the business levels with specific policies and procedures being adapted to different risk environment and business goals. The Risk Officers are located in the businesses to maximise the efficiency of decision making, but have a reporting line which is separate from the business lines into the Group Head of Risk.

The businesses working with the Risk Officer take responsibility for managing pricing for risk, portfolio diversification and overall asset quality within the requirements of Group standards, policies and business strategy.

Wholesale Banking

Within the Wholesale Banking business, a numerical grading system is used for quantifying the risk associated with a counterparty. The grading is based on a probability of default measure, with customers analysed against a range of quantitative and qualitative measures. There is a clear segregation of duties with loan applications being prepared separately from the approval chain. Significant exposures are reviewed and approved centrally through a Group or Regional level Credit Committee. These Committees are responsible to the GRC.

Consumer Banking

For Consumer Banking, standard credit application forms are generally used, which are processed in central units using manual or automated approval processes as appropriate to the customer, the product or the market. As with Wholesale Banking, origination and approval roles are segregated.

Loan Portfolio

Total loans and advances to customers have increased by 12 per cent to $120 billion over the equivalent period last year.

The Wholesale Banking portfolio is well diversified across both geography and industry, with no significant concentration to sub-industry classification levels under manufacturing, financing, insurance and business services, commerce or transport, storage and communication.

RISK continued

	30.06.06									
	Asia Pacific									
	Hong Kong $million	Singapore $million	Malaysia $million	Korea $million	Other Asia Pacific $million	India $million	Middle East & Other S Asia $million	Africa $million	Americas UK & Group Head Office $million	Total $million
Loans to individuals										
Mortgages	11,281	3,903	2,562	23,240	1,096	1,440	159	214	144	44,039
Other	2,132	1,044	725	4,727	3,114	924	2,160	442	148	15,416
Small and medium enterprises	861	1,651	840	4,754	908	389	90	116	–	9,609
Consumer Banking	14,274	6,598	4,127	32,721	5,118	2,753	2,409	772	292	69,064
Agriculture, forestry and fishing	22	24	43	9	96	83	71	150	378	876
Construction	72	33	23	141	85	248	290	48	18	958
Commerce	1,291	1,132	328	278	826	469	1,530	359	1,343	7,556
Electricity, gas and water	347	16	61	50	257	26	228	54	684	1,723
Financing, insurance and business services	2,535	1,460	687	1,748	1,178	466	1,048	119	1,589	10,830
Governments	–	2,625	3,199	15	155	–	84	–	282	6,360
Mining and quarrying	–	–	8	64	244	28	207	104	863	1,518
Manufacturing	1,773	360	402	2,865	3,053	1,310	1,392	491	2,191	13,837
Commercial real estate	1,249	589	7	737	549	238	3	7	7	3,386
Transport, storage and communication	567	243	106	170	231	101	647	138	1,661	3,864
Other	112	115	39	–	13	3	266	24	55	627
Wholesale Banking	7,968	6,597	4,903	6,077	6,687	2,972	5,766	1,494	9,071	51,535
Portfolio impairment provision	(54)	(26)	(23)	(74)	(198)	(30)	(32)	(10)	(7)	(454)
Total loans and advances to customers	22,188	13,169	9,007	38,724	11,607	5,695	8,143	2,256	9,356	120,145
Total loans and advances to banks	3,131	1,155	153	1,835	3,433	285	1,501	563	5,586	17,642

Total loans and advances to customers include $595 million held at fair value through profit or loss. Total loans and advances to banks include $892 million held at fair value through profit or loss account.

RISK continued

	30.06.05									
	Asia Pacific									
	Hong Kong $million	Singapore $million	Malaysia $million	Korea $million	Other Asia Pacific $million	India $million	#Middle East & Other S Asia $million	Africa $million	Americas UK & Group Head Office $million	#Total $million
Loans to individuals										
Mortgages	12,599	4,416	2,559	18,792	895	1,390	81	85	186	41,003
Other	1,967	1,087	538	3,691	2,943	1,269	2,052	413	216	14,176
Small and medium enterprises	761	1,618	705	4,475	315	281	84	92	–	8,331
Consumer Banking	15,327	7,121	3,802	26,958	4,153	2,940	2,217	590	402	63,510
Agriculture, forestry and fishing	-	19	54	–	78	15	20	146	283	615
Construction	64	240	10	14	78	99	202	47	31	785
Commerce	1,765	948	189	347	805	270	1,373	339	894	6,930
Electricity, gas and water	507	21	90	76	233	108	185	31	636	1,887
Financing, insurance and business services	1,450	909	628	2,467	980	605	1,555	170	1,956	10,720
Governments	–	1,520	1,270	51	228	-	72	-	506	3,647
Mining and quarrying	–	31	30	5	226	9	133	106	729	1,269
Manufacturing	1,531	288	273	1,382	2,577	837	1,427	423	2,220	10,958
Commercial real estate	1,181	629	1	1,116	474	9	1	33	1	3,445
Transport, storage and communication	296	299	75	211	269	220	349	127	1,051	2,897
Other	18	68	52	441	111	59	201	12	70	1,032
Wholesale Banking	6,812	4,972	2,672	6,110	6,059	2,231	5,518	1,434	8,377	44,185
Portfolio impairment Provision	(37)	(29)	(23)	(61)	(70)	(33)	(29)	(10)	(22)	(314)
Total loans and advances to customers	22,102	12,064	6,451	33,007	10,142	5,138	7,706	2,014	8,757	107,381
Total loans and advances to banks	3,667	2,956	474	2,804	1,596	195	1,166	199	7,898	20,955

A reclassification of $997 million from Other to Small and medium enterprises that was made at 30 June 2005 has been reversed.

Total loans and advances to customers include $871 million held at fair value through profit or loss. Total loans and advances to banks include $1,081 million held at fair value through profit or loss account.

RISK continued

	31.12.05									
	Asia Pacific									
	Hong Kong $million	Singapore $million	Malaysia $million	Korea $million	Other Asia Pacific $million	India $million	Middle East & Other S Asia $million	Africa $million	Americas UK & Group Head Office $million	Total $million
Loans to individuals										
Mortgages	12,051	4,129	2,532	22,522	996	1,469	132	88	152	44,071
Other	2,154	1,043	663	3,954	3,145	947	2,001	525	158	14,590
Small and medium enterprises	791	1,673	794	4,727	989	332	78	107	–	9,491
Consumer Banking	14,996	6,845	3,989	31,203	5,130	2,748	2,211	720	310	68,152
Agriculture, forestry and fishing	24	–	44	9	110	17	25	183	234	646
Construction	91	48	11	90	64	139	223	41	6	713
Commerce	2,004	958	325	237	598	392	1,324	420	819	7,077
Electricity, gas and water	290	1	65	17	284	49	180	12	664	1,562
Financing, insurance and business services	1,425	925	589	1,135	1,065	502	1,235	168	1,842	8,886
Governments	–	2,323	1,976	66	101	–	70	7	331	4,874
Mining and quarrying	24	11	8	19	140	10	185	75	656	1,128
Manufacturing	1,223	302	344	1,702	2,955	1,019	1,210	402	2,186	11,343
Commercial real estate	1,194	834	3	797	555	61	5	13	18	3,480
Transport, storage and communication	320	235	240	80	304	108	452	174	1,477	3,390
Other	50	85	49	750	11	5	257	46	40	1,293
Wholesale Banking	6,645	5,722	3,654	4,902	6,187	2,302	5,166	1,541	8,273	44,392
Portfolio impairment provision	(57)	(26)	(30)	(68)	(107)	(33)	(29)	(10)	(7)	(367)
Total loans and advances to customers	21,584	12,541	7,613	36,037	11,210	5,017	7,348	2,251	8,576	112,177
Total loans and advances to banks	5,688	2,431	173	3,222	2,213	238	1,255	313	7,426	22,959

Total loans and advances to customers include $386 million held at fair value through profit or loss. Total loans and advances to banks include $1,258 million held at fair value through profit or loss account.

RISK continued

Maturity analysis

Approximately 49 per cent of the Group's loans and advances are short term having a contractual maturity of one year or less. The Wholesale Banking portfolio is predominately short term, with 79 per cent of loans and advances having a contractual maturity of one year or less. In Consumer Banking, 64 per cent of the portfolio is in the mortgage book, traditionally longer term in nature. Whilst the Other and SME loans in Consumer Banking have short contractual maturities, in the normal course of business they may be renewed and repaid over longer terms.

	30.06.06			
	One year or less $million	**One to five years $million**	**Over five years $million**	**Total $million**
Consumer Banking				
Mortgages	**3,513**	**9,201**	**31,325**	**44,039**
Other	**8,527**	**5,882**	**1,007**	**15,416**
SME	**5,827**	**2,038**	**1,744**	**9,609**
Total	**17,867**	**17,121**	**34,076**	**69,064**
Wholesale Banking	**40,942**	**7,443**	**3,150**	**51,535**
Portfolio impairment provision				**(454)**
Loans and advances to customers	**58,809**	**24,564**	**37,226**	**120,145**

	30.06.05			
	One year or less $million	One to five years $million	Over five years $million	Total $million
Consumer Banking				
Mortgages	5,016	10,432	25,555	41,003
Other	7,259	5,079	1,838	14,176
SME	6,117	415	1,799	8,331
Total	18,392	15,926	29,192	63,510
Wholesale Banking	32,898	7,572	3,715	44,185
Portfolio impairment provision				(314)
Loans and advances to customers	51,290	23,498	32,907	107,381

	31.12.05			
	One year or less $million	One to five years $million	Over five years $million	Total $million
Consumer Banking				
Mortgages	4,756	9,598	29,717	44,071
Other	8,352	4,666	1,572	14,590
SME	5,883	1,687	1,921	9,491
Total	18,991	15,951	33,210	68,152
Wholesale Banking	33,450	7,246	3,696	44,392
Portfolio impairment provision				(367)
Loans and advances to customers	52,441	23,197	36,906	112,177

RISK continued

Problem Credit Management and Provisioning

Consumer Banking

An account is considered to be in default when payment is not received on the due date. Accounts that are overdue by more than 30 days (60 days for mortgages) are considered delinquent. These accounts are closely monitored and subject to a special collections process. Accounts that are overdue by more than 90 days are considered non-performing. For mortgages those accounts more than 150 days past due are considered non-performing.

The process used for raising provisions is dependant on the product. For mortgages, individual provisions are generally raised at 150 days past due, and for other secured products at 90 days past due, based on the difference between the outstanding amount of the loan and the present value of the estimated future cash flows. For unsecured products individual provisions are raised, and loans are charged off at 150 days past due.

A portfolio impairment provision is held to cover the inherent risk of losses, which, although not identified individually, are known by experience to be present in the loan portfolio including performing loans and loans overdue. The provision is set with reference to past experience using flow rate methodology as well as taking account of judgemental factors such as the economic and business environment in our core markets, and the trends in a range of portfolio indicators.

The cover ratio reflects the extent that the gross non-performing loans are covered by the individual and portfolio impairment provisions. The balance of non-performing loans not covered by impairment provisions reflects the level of collateral held and/or the estimated net value of any recoveries.

The following tables set out the total non-performing portfolio in Consumer Banking:

	30.06.06									
	Asia Pacific									
	Hong Kong $million	**Singapore $million**	**Malaysia $million**	**Korea $million**	**Other Asia Pacific $million**	**India $million**	**Middle East & Other S Asia $million**	**Africa $million**	**Americas UK & Group Head Office $million**	**Total $million**
Loans and advances										
Gross non-performing	**102**	**113**	**186**	**683**	**157**	**48**	**26**	**17**	**20**	**1,352**
Individual impairment provision	**(27)**	**(33)**	**(67)**	**(287)**	**(94)**	**(14)**	**(18)**	**(11)**	**–**	**(551)**
Non-performing loans net of individual impairment provision	**75**	**80**	**119**	**396**	**63**	**34**	**8**	**6**	**20**	**801**
Portfolio impairment provision										**(362)**
Net non-performing loans and advances										**439**
Cover ratio										**68%**

	30.06.05*									
	Asia Pacific									
	Hong Kong $million	Singapore $million	Malaysia $million	Korea $million	Other Asia Pacific $million	India $million	Middle East & Other S Asia $million	Africa $million	Americas UK & Group Head Office $million	Total $million
Loans and advances										
Gross non-performing	69	124	162	868	63	42	37	16	31	1,412
Individual impairment provision	(28)	(29)	(61)	(302)	(24)	(12)	(29)	(7)	(5)	(497)
Non-performing loans net of individual impairment provision	41	95	101	566	39	30	8	9	26	915
Portfolio impairment provision										(222)
Net non-performing loans and advances										693
Cover ratio										51%

* The balance sheet as at 30 June 2005 has been restated to reflect the revised fair values of assets and liabilities acquired on the acquisition of SCFB.

RISK continued

	31.12.05*									
	Asia Pacific									
	Hong Kong $million	Singapore $million	Malaysia $million	Korea $million	Other Asia Pacific $million	India $million	Middle East & Other S Asia $million	Africa $million	Americas UK & Group Head Office $million	Total $million
Loans and advances Gross non-performing	81	117	171	856	101	53	22	17	29	1,447
Individual impairment provision	(22)	(31)	(63)	(310)	(61)	(13)	(16)	(9)	(3)	(528)
Non-performing loans net of individual impairment provision	59	86	108	546	40	40	6	8	26	919
Portfolio impairment provision										(278)
Net non-performing loans and advances										641
Cover ratio										56%

* The balance sheet as at 30 June 2005 has been restated to reflect the revised fair values of assets and liabilities acquired on the acquisition of SCFB

Wholesale Banking

In Wholesale Banking, accounts or portfolios are placed on Early Alert when they display signs of weakness. Such accounts and portfolios are subject to a dedicated process with oversight involving senior Risk Officers and Group Special Assets Management (GSAM). Account plans are re-evaluated and remedial actions are agreed and monitored until complete. Remedial actions include, but are not limited to, exposure reduction, security enhancement, exit of the account or immediate movement of the account into the control of GSAM, the specialist recovery unit.

Loans are designated as impaired and considered non-performing as soon as payment of interest or principal is 90 days or more overdue or where recognised weakness implies that full payment of either interest or principal is questionable. Impaired accounts are managed by GSAM, which is independent of the main businesses of the Group. Where the principal, or a portion thereof, is considered uncollectible, an individual impairment provision is raised being the difference between the loan carrying amount and the present value of estimated future cash flows arising from the loan, including the value of any realisable collateral. In any decision relating to the raising of provisions, the Group attempts to balance economic conditions, local knowledge and experience, and the results of independent asset reviews.

Where it is considered that there is no realistic prospect of recovering an element of an account against which an impairment provision has been raised, then that amount will be written off.

A portfolio impairment provision is held to cover the inherent risk of losses, which, although not identified, are known by experience to be present in any loan portfolio. The provision is not held to cover losses arising from future events. In Wholesale Banking, the portfolio impairment provision is set with reference to past experience using expected loss and judgemental factors such as the economic environment and the trends in key portfolio indicators.

The cover ratio reflects the extent to which the gross non-performing loans are covered by the individual and portfolio impairment provisions. At 79 per cent, the Wholesale Banking non-performing portfolio is well covered. The balance uncovered by impairment provision represents the value of collateral held and/or the Group's estimate of the net value of any work-out strategy.

The following tables set out the total non-performing portfolio in Wholesale Banking:

	30.06.06									
	Asia Pacific									
	Hong Kong $million	**Singapore $million**	**Malaysia $million**	**Korea $million**	**Other Asia Pacific $million**	**India $million**	**Middle East & Other S Asia $million**	**Africa $million**	**Americas UK & Group Head Office $million**	**Total $million**
Loans and advances Gross non-performing	**295**	**113**	**32**	**125**	**117**	**28**	**45**	**97**	**219**	**1,071**
Individual Impairment provision	**(176)**	**(85)**	**(31)**	**(45)**	**(104)**	**(23)**	**(30)**	**(57)**	**(204)**	**(755)**
Non-performing loans and advances net of individual impairment provision	**119**	**28**	**1**	**80**	**13**	**5**	**15**	**40**	**15**	**316**
Portfolio impairment provision										**(93)**
Net non-performing loans and advances										**223**
Cover ratio										**79%**

RISK continued

	30.06.05									
	Asia Pacific									
	Hong Kong $million	Singapore $million	Malaysia $million	Korea $million	Other Asia Pacific $million	India $million	Middle East & Other S Asia $million	Africa $million	Americas UK & Group Head Office $million	Total $million
Loans and advances Gross non-performing	356	135	50	150	165	79	96	85	489	1,605
Individual Impairment provision	(300)	(116)	(47)	(50)	(148)	(32)	(84)	(50)	(407)	(1,234)
Non-performing loans and advances net of individual impairment provision	56	19	3	100	17	47	12	35	82	371
Portfolio impairment provision										(92)
Net non-performing loans and advances										279
Cover ratio										83%

	31.12.05									
	Asia Pacific									
	Hong Kong $million	Singapore $million	Malaysia $million	Korea $million	Other Asia Pacific $million	India $million	Middle East & Other S Asia $million	Africa $million	Americas UK & Group Head Office $million	Total $million
Loans and advances Gross non-performing	355	125	36	156	133	83	60	89	210	1,247
Individual Impairment provision	(257)	(109)	(33)	(51)	(118)	(27)	(48)	(51)	(164)	(858)
Non-performing loans and advances net of individual impairment provision	98	16	3	105	15	56	12	38	46	389
Portfolio impairment provision										(90)
Net non-performing loans and advances										299
Cover ratio										76%

RISK continued

Movement in Group Individual Impairment Provision

The following tables set out the movements in the Group's total individual impairment provisions against loans and advances:

	30.06.06									
	Asia Pacific									
	Hong Kong $million	Singapore $million	Malaysia $million	Korea $million	Other Asia Pacific $million	India $million	Middle East & Other S Asia $million	Africa $million	Americas UK & Group Head Office $million	Total $million
Provisions held at 1 January 2006	279	140	96	361	179	40	64	60	167	1,386
Exchange translation differences	-	5	3	23	6	(1)	(1)	(1)	6	40
Amounts written off	(37)	(51)	(24)	(63)	(185)	(33)	(33)	(6)	(4)	(436)
Recoveries of amounts previously written off	30	4	6	-	9	9	6	-	1	65
Discount unwind	(2)	(1)	(2)	(18)	-	-	-	(1)	(1)	(25)
Other	(63)	-	-	-	-	1	-	-	65	3
New provisions	59	36	49	48	203	37	27	25	2	486
Recoveries/provisions no longer required	(63)	(15)	(30)	(19)	(14)	(16)	(15)	(9)	(32)	(213)
Net charge against/(credit) to profit	(4)	21	19	29	189	21	12	16	(30)	273
Provisions held at 30 June 2006	203	118	98	332	198	37	48	68	204	1,306

	30.06.05									
	Asia Pacific									
	Hong Kong $million	Singapore $million	Malaysia $million	Korea $million	Other Asia Pacific $million	India $million	Middle East & Other S Asia $million	Africa $ million	Americas UK & Group Head Office $million	Total $million
Provisions held at 1 January 2005	294	119	127	1	319	43	125	64	457	1,549
Exchange translation differences	2	(4)	–	(3)	(7)	-	(2)	(4)	(6)	(24)
Amounts written off	(48)	(9)	(36)	(17)	(134)	(30)	(27)	(21)	(30)	(352)
Recoveries of amounts previously written off	17	3	5	–	16	11	6	2	5	65
Acquisitions	-	–	–	352	–	-	-	–	–	352
Discount unwind	(3)	(2)	(2)	(9)	(2)	–	1	(3)	(3)	(23)
Other	–	–	4	-	(4)	-	–	–	-	-
New provisions	92	56	26	31	72	57	25	28	2	389
Recoveries/provisions no longer required	(26)	(18)	(16)	(3)	(88)	(37)	(15)	(9)	(13)	(225)
Net charge against/(credit) to profit	66	38	10	28	(16)	20	10	19	(11)	164
Provisions held at 30 June 2005	328	145	108	352	172	44	113	57	412	1,731

RISK continued

	31.12.05									
	Asia Pacific									
	Hong Kong $million	Singapore $million	Malaysia $million	Korea $million	Other Asia Pacific $million	India $million	Middle East & Other S Asia $million	Africa $ million	Americas UK & Group Head Office $million	Total $million
Provisions held at 1 July 2005	328	145	108	352	172	44	113	57	412	1,731
Exchange translation differences	(9)	2	1	7	(1)	(1)	7	–	(7)	(1)
Amounts written off	(108)	(21)	(22)	(4)	(70)	(36)	(43)	(22)	(193)	(519)
Recoveries of amounts previously written off	32	3	6	5	20	10	8	2	2	88
Discount unwind	–	(1)	(2)	(19)	–	(1)	(1)	1	(2)	(25)
Other	1	–	(4)	–	23	(1)	1	(2)	3	21
New provisions	73	36	36	26	81	48	23	32	10	365
Recoveries/provisions no longer required	(38)	(24)	(27)	(6)	(46)	(23)	(44)	(8)	(58)	(274)
Net charge against/(credit) to profit	35	12	9	20	35	25	(21)	24	(48)	91
Provisions held at 31 December 2005	279	140	96	361	179	40	64	60	167	1,386

Country Risk

Country Risk is the risk that a counterparty is unable to meet its contractual obligations as a result of adverse economic conditions or actions taken by governments in the relevant country.

The GRC approves country risk. The setting and management of country limits is delegated to the Group Head, Credit and Country Risk.

The business and Country Chief Executive Officers manage exposures within these limits and policies. Countries designated as higher risk are subject to increased central monitoring.

Cross border assets comprise loans and advances, interest bearing deposits with other banks, trade and other bills, acceptances, amounts receivable under finance leases, certificates of deposit, and other negotiable paper and investment securities, where the counterparty is resident in a country other than that where the cross border assets are recorded. Cross border assets also include exposures to local residents denominated in currencies other than the local currency.

RISK continued

The following table, based on the Bank of England Cross Border Reporting (CE) guidelines, shows the Group's cross border assets including acceptances where they exceed one per cent of the Group's total assets.

	30.06.06				30.06.05			
	Public sector $million	Banks $million	Other $million	Total $million	Public sector $million	Banks $million	Other $million	Total $million
Korea	**14**	**1,500**	**2,854**	**4,368**	15	1,644	2,228	3,887
Hong Kong	**1**	**480**	**3,846**	**4,327**	2	218	2,731	2,951
USA	**881**	**540**	**2,673**	**4,094**	1,676	830	2,637	5,143
Australia	**-**	**2,667**	**259**	**2,926**	1	1,806	129	1,936
France	**137**	**2,530**	**214**	**2,881**	164	2,032	194	2,390
Singapore	**-**	**716**	**2,132**	**2,848**	1	173	2,075	2,249
India	**2**	**1,028**	**1,652**	**2,682**	49	885	1,252	2,186
China	**57**	**1,073**	**1,322**	**2,452**	41	903	1,233	2,177

	31.12.05			
	Public sector $million	Banks $million	Other $million	Total $million
Korea	13	1,476	2,006	3,495
Hong Kong	1	311	2,776	3,088
USA	1,227	555	2,505	4,287
Australia	–	1,587	242	1,829
France	159	2,550	155	2,864
Singapore	–	326	1,945	2,271
India	1	949	1,456	2,406
China	63	982	1,405	2,450

RISK continued

Market Risk

The Group recognises market risk as the exposure created by potential changes in market prices and rates. The Group is exposed to market risk arising principally from customer driven transactions.

Market Risk is governed by the GRC, which agrees policies and levels of risk appetite in terms of Value at Risk (VaR). The Group Market Risk Committee (GMRC) provides market risk oversight and guidance on policy setting. Policies cover the trading book of the Group and also market risks within the banking book. Trading and banking books are defined as per the Financial Services Authority (FSA) Handbook IPRU (Bank). Limits by location and portfolio are proposed by the businesses within the terms of agreed policy. Group Market Risk (GMR) approves the limits within delegated authorities and monitors exposures against these limits.

GMR complements the VaR measurement by regularly stress testing market risk exposures to highlight potential risk that may arise from extreme market events that are rare but plausible.

Stress testing is an integral part of the market risk management framework and considers both historical market events and forward looking scenarios. Ad hoc scenarios are also prepared in response to particular market conditions. A consistent stress testing approach is applied to trading and banking books.

Stress scenarios are regularly updated to reflect changes in risk profile and economic events. GMRC has responsibility for reviewing stress exposures and, where necessary, enforcing reductions in overall market risk exposure. GRC considers stress testing as part of its oversight of risk appetite.

The stress test methodology assumes that management action would be limited during a stress event, reflecting the decrease in liquidity that often occurs.

VaR models are back tested against actual results to ensure pre-determined levels of accuracy are maintained.

Additional limits are placed on specific instruments and currency concentrations where appropriate. Sensitivity measures are used in addition to VaR as risk management tools. Option risks are controlled through revaluation limits on currency and volatility shifts, limits on volatility risk by currency pair and other underlying variables that determine the options' value.

Value at Risk

The Group uses historical simulation to measure VaR on all market risk related activities.

The total VaR for trading and banking books combined at 30 June 2006 was $9.7 million (30 June 2005: $12.9 million, 31 December 2005: $10.8 million).

Interest rate related VaR for trading and banking books was $9.2 million (30 June 2005: $14.0 million, 31 December 2005: $10.3 million) and foreign exchange related VaR was $2.9 million (30 June 2005: $1.4 million, 31 December 2005: $1.1 million).

The average total VaR for trading and banking books during the period to 30 June 2006 was $10.7 million (30 June 2005: $14.3 million, 31 December 2005: $12.4 million) with a maximum exposure of $12.7 million.

VaR for interest rate risk in the banking books of the Group totalled $8.4 million at 30 June 2006 (30 June 2005: $10.8 million, 31 December 2005: $9.2 million).

The Group has no significant trading exposure to equity or commodity price risk.

The average daily income earned from market risk related activities was $5.5 million, compared with $4.1 million during the period to 30 June 2005 and $4.5 million in the period to 31 December 2005.

Foreign Exchange Exposure

The Group's foreign exchange exposures comprise trading and banking foreign currency translation exposures and structural currency exposures in net investments in non-US dollar units.

Foreign exchange trading exposures are principally derived from customer driven transactions. The average daily income from foreign exchange trading businesses during the period was $2.6 million (30 June 2005: $2.1 million, 31 December $2.0 million).

Interest Rate Exposure

The Group's interest rate exposures comprise trading exposures and non-trading interest rate exposures. Structural interest rate risk arises from the differing re-pricing characteristics of commercial banking assets and liabilities. The average daily income from interest rate trading businesses during the period was $2.9 million (30 June 2005: $2.4 million, 31 December 2005: $2.1 million).

Derivatives

Derivatives are contracts whose characteristics and value derive from underlying financial instruments, interest and exchange rates or indices. They include futures, forwards, swaps and options transactions in the foreign exchange, credit and interest rate markets. Derivatives are an important risk management tool for banks and their customers because they can be used to manage the risk of price, interest rate and exchange rate movements.

The Group's derivative transactions are principally in instruments where the mark-to-market values are readily determinable by reference to independent prices and valuation quotes or by using standard industry pricing models.

The Group enters into derivative contracts in the normal course of business to meet customer requirements and to manage its own exposure to fluctuations in interest, credit and exchange rates.

Derivatives are carried at fair value and shown in the balance sheet as separate totals of assets and liabilities. Recognition of fair value gains and losses depends on whether the derivatives are classified as trading or for hedging purposes.

The Group applies a future exposure methodology to manage counterparty credit exposure associated with derivative transactions. Please refer to note 28 on page 56 for further information on Market Risk.

RISK continued

Hedging

In accounting terms, hedges are classified into three typical types: fair value hedges, where fixed rates of interest or foreign exchange are exchanged for floating rates; cash flow hedges, where variable rates of interest or foreign exchange are exchanged for fixed rates, and hedges of net investments in overseas operations translated to the parent company's functional currency, US dollars. The Group uses futures, forwards, swaps and options transactions in the foreign exchange and interest rate markets to hedge risk.

The Group may hedge the value of its foreign currency denominated investments in subsidiaries and branches where it considers there is a risk of a significant exchange rate movement. In general, however, management believes that the Group's reserves are sufficient to absorb any foreseeable adverse currency depreciation.

The effect of exchange rate movements on the capital risk asset ratio is mitigated by the fact that both the net asset value of these investments and the risk weighted value of assets and contingent liabilities follow substantially the same exchange rate movements.

Liquidity Risk

The Group defines liquidity risk as the risk that the bank either does not have sufficient financial resources available to meet all its obligations and commitments as they fall due, or can access them only at excessive cost.

It is the policy of the Group to maintain adequate liquidity at all times, in all geographical locations and for all currencies. Hence the Group aims to be in a position to meet all obligations, to repay depositors, to fulfil commitments to lend and to meet any other commitments made as they fall due.

Liquidity risk management is governed by GALCO, which is chaired by the Group Finance Director. GALCO is responsible for both statutory and prudential liquidity. These responsibilities are managed through the provision of authorities, policies and procedures that are co-ordinated by the Liquidity Management Committee with regional and country Asset and Liability Committees (ALCOs).

Due to the diversified nature of the Group's business, the Group's policy is that liquidity is more effectively managed in-country. Each Country ALCO is responsible for ensuring that the country is self-sufficient and is able to meet all its obligations to make payments as they fall due. The Country ALCO has primary responsibility for compliance with regulations and Group policy, and for maintaining a Country Liquidity Crisis Contingency Plan.

A substantial portion of the Group's assets are funded by customer deposits made up of current and savings accounts and other deposits. These customer deposits, which are widely diversified by type and maturity, represent a stable source of funds. Lending is normally funded by liabilities in the same currency.

The Group also maintains significant levels of marketable securities, either for compliance with local statutory requirements or as prudential investments of surplus funds.

The GALCO also oversees the structural foreign exchange and interest rate exposures that arise within the Group. These responsibilities are managed through the provision of authorities, policies and procedures that are co-ordinated by the Capital Management Committee. Policies and guidelines for the maintenance of capital ratio levels are approved by GALCO. Compliance with Group ratios is monitored centrally by Group Corporate Treasury, while local requirements are monitored by the local ALCO.

Policies and guidelines for the setting and maintenance of capital ratio levels are also delegated by GALCO. Group ratios are monitored centrally by Group Corporate Treasury, while local requirements are monitored by the local ALCO.

Operational Risk

Operational risk is the risk of direct or indirect loss due to an event or action resulting from the failure of technology, processes, infrastructure, personnel and other risks having an operational impact. The Group seeks to ensure that key operational risks are managed in a timely and effective manner through a framework of policies, procedures and tools to identify, assess, monitor, control, and report such risks.

The Group Operational Risk Committee (GORC) has been established to supervise and direct the management of operational risks across the Group. GORC is also responsible for ensuring adequate and appropriate policies and procedures are in place for the identification, assessment, monitoring, control and reporting of operational risks.

A separate Group operational risk function is responsible for establishing and maintaining the overall operational risk framework, and for monitoring the Group's key operational risk exposures. This unit is supported by Wholesale Banking and Consumer Banking Operational Risk units. These units are responsible for ensuring compliance with policies and procedures in the business, monitoring key operational risk exposures, and for the provision of guidance to the respective business areas on operational risk.

Compliance with operational risk policies and procedures is the responsibility of all managers. Every country operates a Country Operational Risk Group (CORG). The CORG has in-country governance responsibility for ensuring that an appropriate and robust risk management framework is in place to monitor and manage operational risk.

Compliance and Regulatory Risk

Compliance and Regulatory risk includes the risk of non-compliance with regulatory requirements in a country in which the Group operates. The Group Compliance and Regulatory Risk function is responsible for establishing and maintaining an appropriate framework of Group compliance policies and procedures. Compliance with such policies and procedures is the responsibility of all managers.

Legal Risk

Legal risk is the risk of unexpected loss, including reputational loss, arising from defective transactions or contracts, claims being made or some other event resulting in a liability or other loss for the Group, failure to protect the title to and ability to control the rights to assets of the Group (including intellectual property rights), changes in the law, or jurisdictional risk. The Group manages legal risk through the Group Legal Risk Committee, Legal Risk policies and procedures and effective use of its internal and external lawyers.

RISK continued

Reputational Risk

Reputational Risk is the risk of failing to meet the standards of performance or behaviour required or expected by stakeholders in commercial activities or the way in which business is conducted. Reputational Risks arise as a result of poor management of issues occurring in one or more of the primary banking risk areas (Credit, Market, Operational risk areas) and/or from Social, Ethical or Environmental Risk issues. All members of staff have a responsibility for maintaining the Group's reputation.

From an organisational perspective, the Group manages reputational risk through a combination of Country Management Committees and the Group Reputational Risk Committee. Wholesale Banking has a specialised Reputational Risk Committee which reviews individual transactions. In Consumer Banking, potential reputational risks resulting from transactions or products are reviewed by the Product and Reputational Risk Committee.

A critical element of the role of the Group Reputational Risk Committee is to act as a radar for the Group in relation to the identification of emerging or thematic risks.

At a country level, the Country Chief Executive Officer (CEO) is responsible for the Group's reputation in their market. The Country CEO and their Management Committee must actively:

- Promote awareness and application of the Group's policy and procedures regarding Reputational Risk;
- Encourage business and functions to take account of the Group's reputation in all decision-making, including dealings with customers and suppliers;
- Implement effective functioning of the in-country reporting system to ensure their management committee is alerted of all potential issues; and
- Promote effective, proactive stakeholder management.

Independent Monitoring

Group Internal Audit is a separate Group function that reports to the ARC and the Group Chief Executive. Group Internal Audit provides independent confirmation that Group and business standards, policies and procedures are being complied with. Where necessary, corrective action is recommended.

CAPITAL

The Group Asset and Liability Committee targets Tier 1 and Total capital ratios of 7-9 per cent and 12-14 per cent respectively.

	30.06.06 $million	*30.06.05 $million	31.12.05 $million
Tier 1 capital:			
Called up ordinary share capital and preference shares	**6,067**	5,964	5,982
Eligible reserves	**7,510**	5,466	6,151
Minority interests	**165**	84	115
Innovative Tier 1 securities	**2,186**	1,458	1,542
Less: Restriction on innovative Tier 1 securities	**(492)**	(125)	(83)
Goodwill and other intangible assets	**(4,459)**	(4,233)	(4,321)
Unconsolidated associated companies	**226**	180	186
Other regulatory adjustments	**90**	95	153
Total Tier 1 capital	**11,293**	8,889	9,725
Tier 2 capital:			
Eligible revaluation reserves	**191**	94	195
Portfolio impairment provision	**455**	314	368
Qualifying subordinated liabilities:			
Perpetual subordinated debt	**3,260**	2,618	3,128
Other eligible subordinated debt	**4,325**	4,027	4,169
Less: Amortisation of qualifying subordinated liabilities	**(496)**	(237)	(229)
Restricted innovative Tier 1 securities	**492**	125	83
Total Tier 2 capital	**8,227**	6,941	7,714
Investments in other banks	**(149)**	(24)	(148)
Other deductions	**(207)**	(86)	(173)
Total capital base	**19,164**	15,720	17,118
Banking book:			
Risk weighted assets	**104,466**	95,856	99,378
Risk weighted contingents	**21,477**	16,576	16,274
	125,943	112,432	115,652
Trading book:			
Market risk	**4,249**	6,091	6,701
Counterparty/settlement risk	**4,906**	3,008	3,571
Total risk weighted assets and contingents	**135,098**	121,531	125,924
Capital ratios:			
Tier 1 capital	**8.4%**	7.3%	7.7%
Total capital	**14.2%**	12.9%	13.6%

* The balance sheet as at 30 June 2005 has been restated to reflect the revised fair values of assets and liabilities acquired on the acquisition of SCFB.

STANDARD CHARTERED PLC

Condensed Consolidated Interim Income Statement
For the six months ended 30 June 2006

	Notes	6 months ended 30.06.06 $million	6 months ended 30.06.05 $million	6 months ended 31.12.05 $million
Interest income		5,970	3,678	5,072
Interest expense		(3,460)	(1,706)	(2,709)
Net interest income		2,510	1,972	2,363
Fees and commission income		1,103	868	972
Fees and commission expense		(209)	(141)	(204)
Net trading income	3	531	409	360
Other operating income	4	177	128	134
		1,602	1,264	1,262
Operating income		4,112	3,236	3,625
Staff costs		(1,381)	(990)	(1,155)
Premises costs		(206)	(181)	(182)
General administrative expenses		(519)	(417)	(603)
Depreciation and amortisation		(119)	(120)	(163)
Operating expenses		(2,225)	(1,708)	(2,103)
Operating profit before impairment losses and taxation		1,887	1,528	1,522
Impairment losses on loans and advances and other credit risk provisions	11	(349)	(194)	(125)
Other impairment		(8)	(1)	(49)
Loss from associates		(3)	–	–
Profit before taxation		1,527	1,333	1,348
Taxation	5	(395)	(367)	(343)
Profit for the period		1,132	966	1,005
Profit attributable to:				
Minority interests	22	29	(5)	30
Parent company's shareholders		1,103	971	975
Profit for the period		1,132	966	1,005
Earnings per share:				
Basic earnings per ordinary share	7	82.8c	74.7c	74.0c
Diluted earnings per ordinary share	7	82.2c	73.2c	73.5c
Dividends per ordinary share:				
Interim dividend declared	6	20.83c	–	–
Interim dividend paid		–	18.94c	–
Final dividend paid		–	–	45.06c
Total interim dividend payable		$274m	–	–
Total interim dividend paid		–	$248m	–
Total final dividend paid		–	–	$595m

STANDARD CHARTERED PLC

Condensed Consolidated Interim Balance Sheet
As at 30 June 2006

	Notes	30.06.06 $million	*30.06.05 $million	31.12.05 $million
Assets				
Cash and balances at central banks		11,813	5,667	8,012
Financial assets held at fair value through profit or loss	9	13,082	8,459	10,333
Derivative financial instruments	10	12,721	10,704	9,370
Loans and advances to banks	11	16,750	19,874	21,701
Loans and advances to customers	11	119,550	106,510	111,791
Investment securities	13	46,037	38,334	37,863
Interests in associates		206	–	128
Goodwill and intangible assets		4,459	4,359	4,321
Property, plant and equipment		1,767	1,615	1,644
Deferred tax assets		492	392	498
Other assets		7,653	6,820	7,163
Prepayments and accrued income		3,618	1,909	2,272
Total assets		238,148	204,643	215,096
Liabilities				
Deposits by banks	14	21,994	20,958	18,834
Customer accounts	15	130,176	107,056	119,931
Financial liabilities at fair value through profit or loss	8	8,420	5,820	6,293
Derivative financial instruments	10	13,390	10,388	9,864
Debt securities in issue	16	24,953	26,761	25,913
Current tax liabilities		410	275	283
Other liabilities	17	11,198	9,844	8,446
Accruals and deferred income		2,430	1,854	2,319
Provisions for liabilities and charges		56	81	55
Retirement benefit obligations	18	466	535	476
Subordinated liabilities and other borrowed funds	19	10,805	8,537	10,349
Total liabilities		224,298	192,109	202,763
Equity				
Share capital and share premium	20	5,720	5,614	5,638
Reserves and retained earnings	21	7,630	5,609	6,244
Total parent company shareholders' equity		13,350	11,223	11,882
Minority interests	22	500	1,311	451
Total equity		13,850	12,534	12,333
Total equity and liabilities		238,148	204,643	215,096

* The balance sheet as at 30 June 2005 has been restated to reflect the revised fair values of assets and liabilities acquired on the acquisition of SCFB and the re-presentation of balances to conform with that used as at 31 December 2005; specifically, financial assets and liabilities held at fair value, other than derivatives, have been presented in single lines under assets and liabilities (see note 29).

Condensed Consolidated Interim Statement of Recognised Income and Expense
For the six months ended 30 June 2006

	Notes	6 months ended 30.06.06 $million	6 months ended 30.06.05 $million	6 months ended 31.12.05 $million
Exchange differences on translation of foreign operations		364	(71)	(19)
Actuarial gains/(losses) on retirement benefits		68	(36)	(114)
Available-for-sale investments:				
Valuation gains/(losses) taken to equity		134	12	(5)
Transferred to income on disposal/redemption		(52)	(74)	(33)
Cash flow hedges:				
Gains/(losses) taken to equity		45	(28)	(37)
Losses/(gains) transferred to income for the period		6	(19)	(1)
Deferred tax on items recognised directly in equity		(56)	37	104
Other		3	(37)	38
		512	(216)	(67)
Profit for the period		1,132	966	1,005
Total recognised income and expenses for the period		1,644	750	938
Effect of change in accounting policy				
Effect of adopting IAS 32 and 39 on 1 January 2005:				
Available-for-sale reserve			73	
Cash flow hedge reserve			42	
Retained earnings			36	
	21		151	
			901	
Attributable to:				
Parent company shareholders	21	1,615	906	908
Minority interests	22	29	(5)	30
		1,644	901	938

STANDARD CHARTERED PLC

Condensed Consolidated Interim Cash Flow Statement
For the six months ended 30 June 2006

	6 months ended 30.06.06 $million	6 months ended *30.06.05 $million	6 months ended 31.12.05 $million
Cash flow from operating activities			
Profit before taxation	1,527	1,333	1,348
Adjustment for items not involving cash flow or shown separately			
Depreciation and amortisation of property, plant and equipment, and intangibles	119	120	163
Gain on disposal of property plant and equipment	(2)	(1)	2
Gain on disposal of investment securities	(52)	(74)	(33)
Amortisation of investments	(21)	55	(38)
Impairment losses	349	194	125
Other impairment	8	1	49
Assets written off, net of recoveries	(371)	(287)	(431)
Increase in accruals and deferred income	47	577	375
Increase in prepayments and accrued income	(1,282)	(918)	(330)
Net increase in mark-to-market adjustment	152	341	598
Interest paid on subordinated loan capital	285	165	223
UK and overseas taxes paid	(369)	(278)	(333)
Net increase in treasury bills and other eligible bills	(460)	(170)	(516)
Net increase in loans and advances to banks and customers	(4,328)	(3,944)	(1,786)
Net increase in deposits from banks, customer accounts and debt securities in issue	10,019	8,633	10,363
Net increase in trading securities	(2,127)	(361)	(1,133)
Net decrease in other accounts	(254)	(2,486)	(1,496)
Net cash from operating activities	3,240	2,900	7,150
Net cash flows from investing activities			
Purchase of property plant and equipment	(112)	(37)	(98)
Acquisition of investment in subsidiaries, net of cash acquired	–	(1,093)	–
Acquisition of treasury bills and other eligible bills	(12,201)	(7,552)	(5,891)
Acquisition of debt securities	(24,471)	(16,573)	(17,082)
Acquisition of equity shares	(109)	(450)	(208)
Disposal of property plant and equipment	1	–	8
Disposal and maturity of treasury bills	10,853	5,625	6,974
Disposal and maturity of debt securities	18,872	19,497	16,251
Disposal of equity shares	46	95	256
Net cash (used in)/from investing activities	(7,121)	(488)	210
Net cash (outflow)/inflow from financing activities			
Issue of ordinary share capital	3	1,975	25
Purchase of own shares, net of exercise, for share option awards	96	(167)	94
Interest paid on subordinated loan capital	(374)	(206)	(91)
Gross proceeds from issue of subordinated loan capital	550	3,362	512
Repayment of subordinated liabilities	(340)	(731)	(295)
Dividends and payments to minority interests and preference shareholders	(43)	(104)	(69)
Dividends paid to ordinary shareholders	(343)	(474)	(211)
Net cash (used in)/from financing activities	(451)	3,655	(35)
Net (decrease)/increase in cash and cash equivalents	(4,332)	6,067	7,325
Cash and cash equivalents at beginning of period	35,226	22,112	27,810
Effect of exchange rate changes on cash and cash equivalents	493	(369)	91
Cash and cash equivalents at end of period (note 23)	31,387	27,810	35,226

* Restated to reflect the revised fair values of assets and liabilities acquired on the acquisition of SCFB and the re-presentation of balances to conform with that used as at 31 December 2005 (see note 29).

1. Basis of preparation

The Group condensed interim financial statements consolidate those of the Company and its subsidiaries (together referred to as the "Group"), equity account the Group's interest in associates and proportionately consolidate interests in jointly controlled entities.

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting as adopted by the EU. They do not include all of the information required for full annual financial statements, and should be read in conjunction with the consolidated financial statements of the Group as at and for the year ended 31 December 2005.

These condensed consolidated interim financial statements were approved by the Board of Directors on 8 August 2006.

Except as noted below, the accounting polices applied by the Group in these condensed consolidated interim financial statements are the same as those applied by the Group in its consolidated financial statements as at and for the year ended 31 December 2005.

On 1 January 2006 the Group retrospectively adopted:

- Amendments to IAS 39 and IFRS 4 – Financial Guarantee Contracts; and
- IFRIC Interpretation 4, 'Determining whether an arrangement contains a lease'

neither of which had a material impact on the Group's consolidated financial statements.

The preparation of interim financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

The significant judgements made by management in applying the Group's accounting polices and key sources of uncertainty were the same as those that applied to the consolidated financial statements as at and for the year ended 31 December 2005.

The balance sheet as at 30 June 2005 has been restated as explained in note 29, to reflect the revised fair values of assets and liabilities acquired on the acquisition of SCFB and the re-presentation of balances to conform with that used as at 31 December 2005.

2. Segmental Information

The Group is organised on a worldwide basis into two main business segments: Wholesale Banking and Consumer Banking. The types of products and services within these segments are set out in the Financial Review. The Group's secondary reporting format comprises geographical segments.

By Class of Business

	30.06.06				30.06.05			
	Consumer Banking $million	Wholesale Banking $million	Corporate items not allocated $million	Total $million	Consumer Banking $million	Wholesale Banking $million	Corporate items not allocated $million	Total $million
Internal income	(12)	12	–	–	(7)	7	–	–
Net interest income	1,665	845	–	2,510	1,256	716	–	1,972
Other income	542	1,060	–	1,602	474	790	–	1,264
Operating income	2,195	1,917	–	4,112	1,723	1,513	–	3,236
Operating expenses	(1,210)	(1,015)	–	(2,225)	(888)	(820)	–	(1,708)
Operating profit before impairment losses	985	902	–	1,887	835	693	–	1,528
Impairment (losses)/releases on loans and advances	(405)	56	–	(349)	(193)	(1)	–	(194)
Other impairment	–	(8)	–	(8)	–	(1)	–	(1)
Loss from associates	–	–	(3)	(3)	–	–	–	–
Operating profit before taxation	580	950	(3)	1,527	642	691	–	1,333
Total assets employed	73,008	164,648	*492	238,148	68,361	135,890	*392	204,643
Total liabilities employed	88,214	135,674	*410	224,298	66,660	125,174	*275	192,109
Total risk weighted assets and contingents	55,037	80,061	–	135,098	51,726	69,805	–	121,531
Other segment items:								
Capital Expenditure	120	47	–	167	43	41	–	84
Depreciation	45	15	–	60	32	27	–	59
Amortisation of intangible assets	25	34	–	59	29	32	–	61

* As required by IAS 14, tax balances are not allocated.

2. **Segmental Information** continued

	31.12.05			
	Consumer Banking $million	Wholesale Banking $million	Corporate items not allocated $million	Total $million
Internal income#	(27)	27	–	–
Net interest income	1,660	703	–	2,363
Other income	446	816	–	1,262
Operating income	2,079	1,546	–	3,625
Operating expenses	(1,213)	(890)	–	(2,103)
Operating profit before impairment losses	866	656	–	1,522
Impairment (losses)/releases on loans and advances	(232)	107	–	(125)
Other impairment	(3)	(10)	(36)	(49)
Operating profit before taxation	631	753	(36)	1,348
Total assets employed	74,134	140,464	*498	215,096
Total liabilities employed	79,008	123,472	*283	202,763
Total risk weighted assets and contingents	52,054	73,870	–	125,924
Other segment items:				
Capital Expenditure	71	68	–	139
Depreciation	36	30	–	66
Amortisation of intangible assets	45	52	–	97

* As required by IAS 14, tax balances are not allocated.

\# Internal income by geographies has been restated as the Group has refined its method for charging and allocating expense for capital in 2006. The restatement has no effect on total income. See note 29.

2. Segmental Information continued

By geographic segment

The Group manages its business segments on a global basis. The operations are based in nine main geographical areas. The UK is the home country of the parent. Following the acquisition of SCFB on 15 April 2005, Korea has been identified as a separately reportable geographic segment. In the first half of 2005, the existing Korean business was included in Other Asia Pacific. Accordingly, this segment has been restated to present Korea separately. The UAE segment has been included with Middle East and Other South Asia.

	30.06.06									
	Asia Pacific									
	Hong Kong $million	Singapore $million	Malaysia $million	Korea $million	Other Asia Pacific $million	India $million	Middle East & Other S Asia $million	Africa $million	Americas UK & Group Head Office $million	Total $million
Internal income	(13)	1	1	26	5	(4)	(2)	(7)	(7)	–
Net interest income	542	164	122	522	354	210	287	196	113	2,510
Fees and commissions income, net	198	78	23	68	130	101	141	77	78	894
Net trading income	57	32	33	51	83	59	53	47	116	531
Other operating income	10	15	9	67	10	14	3	2	47	177
Operating income	794	290	188	734	582	380	482	315	347	4,112
Operating expenses	(344)	(137)	(79)	(460)	(336)	(160)	(225)	(201)	(283)	(2,225)
Operating profit before impairment losses	450	153	109	274	246	220	257	114	64	1,887
Impairment (losses)/releases on loans and advances	8	(19)	(12)	(40)	(277)	(7)	(14)	(17)	29	(349)
Other impairment	–	–	–	–	–	–	–	(6)	(2)	(8)
Loss from associates	–	–	–	–	(3)	–	–	–	–	(3)
Operating profit before taxation	458	134	97	234	(34)	213	243	91	91	1,527
Loans and advances to customers – average	22,925	12,434	8,389	38,616	11,898	5,647	8,237	2,319	9,881	120,346
Net interest margins (%)	2.3	1.2	2.2	1.8	2.8	3.6	3.5	6.6	0.4	2.5
Loans and advances to customers – period end	22,188	13,169	9,007	38,724	11,704	5,695	8,143	2,256	9,259	120,145
Loans and advances to banks – period end	3,131	1,155	153	1,835	3,433	285	1,501	563	5,586	17,642
Total assets employed*	45,103	27,546	11,690	65,927	28,425	13,227	14,406	6,957	63,432	276,713
Total risk weighted assets and contingents	21,938	13,912	5,503	34,610	16,386	7,549	11,782	2,955	23,328	137,963
Capital expenditure	72	23	1	8	11	7	13	4	28	167

* Total assets employed includes intra-group items of $39,057 million and excludes deferred tax assets of $492 million.

2. Segmental Information continued

	30.06.05									
	Asia Pacific									
	Hong Kong $million	Singapore $million	Malaysia $million	Korea $million	Other Asia Pacific $million	India $million	Middle East & Other S Asia $million	Africa $million	Americas UK & Group Head Office $million	Total $million
Internal income*	25	2	1	(3)	6	(5)	–	(8)	(18)	–
Net interest income	447	137	106	238	317	161	225	188	153	1,972
Fees and commissions income, net	171	63	30	29	108	73	112	76	65	727
Net trading income	81	54	17	34	83	41	46	(2)	55	409
Other operating income	26	5	2	11	10	32	4	1	37	128
Operating income*	750	261	156	309	524	302	387	255	292	3,236
Operating expenses	(317)	(123)	(73)	(167)	(296)	(143)	(158)	(195)	(236)	(1,708)
Operating profit before impairment losses	433	138	83	142	228	159	229	60	56	1,528
Impairment/(losses) releases on loans and advances	(69)	(34)	(14)	(34)	11	(23)	(15)	(30)	14	(194)
Other impairment	(1)	–	–	–	–	1	–	–	(1)	(1)
Operating profit before taxation	363	104	69	108	239	137	214	30	69	1,333
Loans and advances to customers – average	22,363	12,012	6,245	14,684	9,172	5,060	7,600	2,038	9,109	88,283
Net interest margins (%)	2.2	1.2	2.3	1.9	3.2	3.3	3.3	7.3	0.6	2.6
Loans and advances to customers – period end	22,102	12,064	6,451	33,007	10,142	5,138	7,706	2,014	8,757	107,381
Loans and advances to banks – period end	3,667	2,956	474	2,804	1,596	195	1,166	199	7,898	20,955
Total assets employed**	54,971	23,885	9,345	52,240	23,619	10,806	15,410	6,225	57,857	254,358
Total risk weighted assets and contingents	20,820	13,289	4,773	28,510	14,883	6,276	8,959	2,410	24,025	123,945
Capital expenditure	14	15	2	16	13	7	4	5	8	84

* Internal income by geographies has been restated as the Group has refined its method for charging and allocating expense for capital in 2006. The restatement has no effect on total income. See note 29.

** Total assets employed includes intra-group items of $50,107 million and excludes deferred tax assets of $392 million.

2. Segmental Information continued

	31.12.05									
	Asia Pacific									
	Hong Kong $million	Singapore $million	Malaysia $million	Korea $million	Other Asia Pacific $million	India $million	Middle East & Other S Asia $million	Africa $million	Americas UK & Group Head Office $million	Total $million
Internal income*	(4)	5	5	2	7	(2)	5	(6)	(12)	–
Net interest income	488	133	108	588	309	176	253	192	116	2,363
Fees and commissions income, net	181	76	30	16	117	78	122	75	73	768
Net trading income	20	30	27	29	82	31	43	33	65	360
Other operating income	49	9	9	13	18	8	2	4	22	134
Operating income*	734	253	179	648	533	291	425	298	264	3,625
Operating expenses	(332)	(123)	(77)	(465)	(314)	(163)	(181)	(204)	(244)	(2,103)
Operating profit before impairment losses	402	130	102	183	219	128	244	94	20	1,522
Impairment (losses)/releases on loans and advances	(48)	(9)	(16)	(27)	(60)	(27)	24	(13)	51	(125)
Other impairment	–	–	–	–	–	–	–	(47)	(2)	(49)
Operating profit before taxation	354	121	86	156	159	101	268	34	69	1,348
Loans and advances to customers – average	22,148	11,966	6,521	23,315	9,971	5,107	7,917	2,088	9,819	98,852
Net interest margins (%)	2.1	1.1	2.2	2.1	2.8	3.4	3.3	7.5	0.4	2.5
Loans and advances to customers – period end	21,584	12,541	7,613	36,037	11,210	5,017	7,348	2,251	8,576	112,177
Loans and advances to banks – period end	5,688	2,431	173	3,222	2,213	238	1,255	313	7,426	22,959
Total assets employed**	49,943	23,602	10,409	59,929	24,141	10,943	12,902	5,606	37,083	234,558
Total risk weighted assets and contingents	21,281	11,770	5,224	31,850	15,140	6,369	9,304	2,732	24,256	127,926
Capital expenditure	22	28	4	26	21	11	7	8	12	139

* Internal income by geographies has been restated as the Group has refined its method for charging and allocating expense for capital in 2006. The restatement has no effect on total income. See note 29.

** Total assets employed includes intra-group items of $19,960 million and excludes deferred tax assets of $498 million.

Apart from SCFB, Group central expenses have been distributed between segments in proportion to their direct costs and the benefit of the Group's capital has been distributed between segments in proportion to their average risk weighted assets. In SCFB, expense allocations have been based on an estimate of the cost incurred supporting the integration as a transitional measure.

Assets held at the centre have been distributed between geographic segments in proportion to their total assets employed.

Total risk weighted assets and contingents include $2,865 million (30 June 2005: $2,414 million 31 December 2005: $2,002 million) of balances which are netted in calculating capital ratios.

In 2005 other impairment includes a provision made in respect of exposures in Zimbabwe.

2. **Segmental Information** continued

The following tables set out the structure of the Group's deposits by principal geographic region and business where it operates at 30 June 2006, 30 June 2005 and 31 December 2005.

By geographic segment

30.06.06

	Asia Pacific									
	Hong Kong $million	Singapore $million	Malaysia $million	Korea $million	Other Asia Pacific $million	India $million	Middle East & Other S Asia $million	Africa $million	Americas UK & Group Head Office $million	Total $million
Non interest bearing current and demand accounts	2,804	796	1,277	191	2,718	1,689	3,394	1,602	445	14,916
Interest bearing current and demand accounts	14,056	3,531	195	15,762	4,109	19	1,224	1,275	5,322	45,493
Savings deposits	8	1,617	493	13	2,991	1,334	1,433	389	–	8,278
Time deposits	19,633	9,881	5,026	16,632	9,267	3,780	5,588	1,517	11,361	82,685
Other deposits	31	78	829	691	788	464	366	51	937	4,235
Total	36,532	15,903	7,820	33,289	19,873	7,286	12,005	4,834	18,065	155,607
Deposits by banks	669	1,796	861	6,257	4,807	1,281	1,676	362	6,015	23,724
Customer accounts	35,863	14,107	6,959	27,032	15,066	6,005	10,329	4,472	12,050	131,883
	36,532	15,903	7,820	33,289	19,873	7,286	12,005	4,834	18,065	155,607
Debt securities in issue	585	1,395	918	20,151	721	802	–	127	2,487	27,186
Total	37,117	17,298	8,738	53,440	20,594	8,088	12,005	4,961	20,552	182,793

30.06.05

	Asia Pacific									
	Hong Kong $million	Singapore $million	Malaysia $million	Korea $million	Other Asia Pacific $million	India $million	Middle East & Other S Asia $million	Africa $million	Americas UK & Group Head Office $million	Total $million
Non interest bearing current and demand accounts*	1,471	713	983	175	1,532	1,796	2,341	1,168	1,004	11,183
Interest bearing current and demand accounts*	14,024	3,687	120	8,584	2,537	3	1,076	1,472	3,542	35,045
Savings deposits	6	849	435	19	2,881	1,263	1,411	379	–	7,243
Time deposits	17,152	10,970	3,839	11,176	7,237	3,411	5,270	771	11,938	71,764
Other deposits	28	42	787	1,480	1,239	8	497	75	1,032	5,188
Total	32,681	16,261	6,164	21,434	15,426	6,481	10,595	3,865	17,516	130,423
Deposits by banks	1,544	3,654	1,374	1,960	4,023	1,045	2,016	122	5,915	21,653
Customer accounts	31,137	12,607	4,790	19,474	11,403	5,436	8,579	3,743	11,601	108,770
	32,681	16,261	6,164	21,434	15,426	6,481	10,595	3,865	17,516	130,423
Debt securities in issue	963	790	727	19,906	660	758	–	79	4,072	27,955
Total	33,644	17,051	6,891	41,340	16,086	7,239	10,595	3,944	21,588	158,378

* Restated to present on a consistent basis.

2. Segmental Information continued

	31.12.05									
	Asia Pacific									
	Hong Kong $million	Singapore $million	Malaysia $million	Korea $million	Other Asia Pacific $million	India $million	Middle East & Other S Asia $million	Africa $million	Americas UK & Group Head Office $million	Total $million
Non interest bearing current and demand accounts*	2,998	709	1,120	216	1,343	1,928	2,855	1,359	473	13,001
Interest bearing current and demand accounts*	12,753	3,355	148	13,554	3,612	3	1,110	1,264	4,534	40,333
Savings deposits	6	1,383	459	12	2,478	1,286	1,369	368	–	7,361
Time deposits	17,893	11,324	4,046	14,542	8,397	3,164	5,179	872	10,675	76,092
Other deposits	20	49	1,120	1,322	748	11	432	97	626	4,425
Total	33,670	16,820	6,893	29,646	16,578	6,392	10,945	3,960	16,308	141,212
Deposits by banks	627	3,641	652	4,742	3,517	676	1,893	98	4,427	20,273
Customer accounts	33,043	13,179	6,241	24,904	13,061	5,716	9,052	3,862	11,881	120,939
	33,670	16,820	6,893	29,646	16,578	6,392	10,945	3,960	16,308	141,212
Debt securities in issue	840	1,111	619	19,815	741	655	–	85	3,548	27,414
Total	34,510	17,931	7,512	49,461	17,319	7,047	10,945	4,045	19,856	168,626

* Restated to present on a consistent basis.

3. Net Trading Income

	6 months ended 30.06.06 $million	6 months ended 30.06.05 $million	6 months ended 31.12.05 $million
Gains less losses on foreign currency	**311**	302	311
Gains less losses on trading securities	**19**	(18)	(1)
Other trading profits	**201**	125	50
	531	409	360

4. Other Operating Income

	6 months ended 30.06.06 $million	6 months ended 30.06.05 $million	6 months ended 31.12.05 $million
Other operating income includes:			
Gains less losses on disposal of available-for-sale financial assets	**52**	74	33
Dividend income	**33**	9	53

5. Taxation

Analysis of taxation charge in the period:

	6 months ended 30.06.06 $million	6 months ended 30.06.05 $million	6 months ended 31.12.05 $million
The charge for taxation based upon the profits for the period comprises:			
United Kingdom corporation tax at 30% (30 June 2005, 31 December 2005: 30%):			
Current tax on income for the period	**93**	158	168
Adjustments in respect of prior periods	**(114)**	–	4
Double taxation relief	**(88)**	(150)	(158)
Foreign tax:			
Current tax on income for the period	**505**	314	357
Adjustments in respect of prior periods	**41**	(8)	(10)
Total current tax	**437**	314	361
Deferred tax:			
Origination/reversal of temporary differences	**(42)**	53	(18)
Tax on profits on ordinary activities	**395**	367	343
Effective tax rate	**25.9%**	27.5%	25.5%

Overseas taxation includes taxation on Hong Kong profits of $115 million (30 June 2005: $78 million, 31 December 2005: $131 million) provided at a rate of 17.5 per cent (30 June 2005: 17.5 per cent, 31 December 2005: 17.5 per cent) on the profits assessable in Hong Kong.

6. Dividends

Ordinary equity shares

Dividends are recorded in the period in which they are declared. The 2005 interim dividend of 18.94 cents per ordinary was paid to eligible shareholders on 14 October 2005 and the final dividend of 45.06 cents per ordinary share was paid to eligible shareholders on 12 May 2006.

The 2006 interim dividend of 20.83 cents per share will be paid in either sterling, Hong Kong dollars or US dollars on 11 October 2006 to shareholders on the UK register of members at the close of business on 18 August 2006 and to shareholders on the Hong Kong branch register of members at the opening of business in Hong Kong (9:00am Hong Kong time) on 18 August 2006.

It is intended that shareholders will be able to elect to receive shares credited as fully paid instead of all or part of the interim cash dividend. Details of the dividend arrangements will be sent to shareholders on or around 1 September 2006.

Preference Shares	6 months ended 30.06.06 $million	6 months ended 30.06.05 $million	6 months ended 31.12.05 $million
Non-cumulative irredeemable preference shares:			
7 3/8 per cent preference shares of £1 each*	**7**	7	7
8 1/4 per cent preference shares of £1 each*	**7**	7	8
Non-cumulative redeemable preference shares:			
8.9 per cent preference shares of $5 each	**15**	15	14

* Instruments classified as liabilities with dividends recorded as interest expense

7. Earnings Per Ordinary Share

	30.06.06			30.06.05			31.12.05		
	Profit $million	**Weighted average number of shares ('000)**	**Per share amount cents**	Profit $million	Weighted average number of shares ('000)	Per share amount cents	Profit $million	Weighted average number of shares ('000)	Per share amount cents
Basic earnings per ordinary share	**1,088**	**1,314,467**	**82.8**	956	1,279,432	74.7	961	1,297,821	74.0
Effect of dilutive potential ordinary shares:									
Convertible bonds	**–**	**–**		7	20,578		–	–	
Options	**–**	**9,666**		–	15,366		–	9,418	
Diluted earnings per share	**1,088**	**1,324,133**	**82.2**	963	1,315,376	73.2	961	1,307,239	73.5

Normalised earnings per ordinary share
The Group measures earnings per share on a normalised basis. This differs from earnings defined in IAS 33, Earnings per share. The table below provides a reconciliation.

	30.06.06 $million	30.06.05 $million	31.12.05 $million
Profit attributable to ordinary shareholders	**1,088**	956	961
Amortisation of intangible assets arising on business combinations	**20**	5	27
Other impairment	**–**	1	41
Premium and costs paid on repurchase of subordinated debt	**4**	–	–
Tax on normalised items	**(7)**	–	(7)
Normalised earnings	**1,105**	962	1,022
Normalised earnings per ordinary share (cents)	**84.1**	75.2	78.7

No ordinary shares were issued after the balance sheet date that would have significantly affected the number of ordinary shares used in the above calculations had they been issued prior to the end of the balance sheet period.

8. Financial Instruments Classification Summary

Financial instruments are classified between four recognition principles: at fair value through profit or loss (comprising trading and designated), available-for-sale, held-to-maturity and loans and receivables. The face of the balance sheet combines financial instruments that are held at their fair value through profit or loss and subdivided between those assets and liabilities held for trading purposes and those that the Group has elected to hold at fair value.

The Group's classification of its principal financial assets and liabilities (excluding derivatives) is summarised below:

	Trading $million	Designated at fair value through profit or loss $million	Available-for-sale $million	Loans and receivables $million	Held-to-maturity $million	Total $million
Loans and advances to banks	**892**	**–**	**99**	**16,651**	**–**	**17,642**
Loans and advances to customers	**435**	**160**	**129**	**119,421**	**–**	**120,145**
Treasury bills and other eligible bills	**2,861**	**637**	**11,966**	**–**	**–**	**15,464**
Debt securities	**7,626**	**315**	**31,010**	**1,788**	**164**	**40,903**
Equity shares	**74**	**82**	**1,109**	**–**	**–**	**1,265**
Total assets at 30 June 2006	**11,888**	**1,194**	**44,313**	**137,860**	**164**	**195,419**
Total assets at 30 June 2005	8,264	195	37,285	126,818	615	173,177
Total assets at 31 December 2005	9,441	892	36,519	134,621	215	181,688

	Trading $million	Designated at fair value $million	Total held at fair value $million	Amortised cost $million	Total $million
Deposits by banks	**1,473**	**257**	**1,730**	**21,994**	**23,724**
Customer accounts	**593**	**1,114**	**1,707**	**130,176**	**131,883**
Debt securities in issue	**1,623**	**610**	**2,233**	**24,953**	**27,186**
Short positions	**2,750**	**–**	**2,750**	**–**	**2,750**
Total liabilities at 30 June 2006	**6,439**	**1,981**	**8,420**	**177,123**	**185,543**
Total liabilities at 30 June 2005	4,905	915	5,820	154,775	160,595
Total liabilities at 31 December 2005	4,909	1,384	6,293	164,678	170,971

9. Financial Assets Held at Fair Value through Profit or Loss

	30.06.06 $million	30.06.05 $million	31.12.05 $million
Loans and advances to banks	**892**	1,081	1,258
Loans and advances to customers	**595**	871	386
Treasury bills and other eligible bills	**3,498**	1,905	2,715
Debt securities	**7,941**	4,590	5,856
Equity shares	**156**	12	118
	13,082	8,459	10,333

Debt securities

	30.06.06 $million	30.06.05 $million	31.12.05 $million
Issued by public bodies:			
Government securities	**2,326**	1,769	1,632
Other public sector securities	**–**	7	–
	2,326	1,776	1,632
Issued by banks:			
Certificates of deposit	**605**	626	811
Other debt securities	**1,992**	764	1,028
	2,597	1,390	1,839
Issued by corporate entities and other issuers:			
Other debt securities	**3,018**	1,424	2,385
Total debt securities	**7,941**	4,590	5,856
Of which:			
Listed on a recognised UK exchange	**1,241**	249	537
Listed elsewhere	**2,284**	950	1,526
Unlisted	**4,416**	3,391	3,793
	7,941	4,590	5,856
Equity securities			
Unlisted	**136**	–	118
Listed	**20**	12	–
	156	12	118

10. Derivative Financial Instruments

Derivatives are financial instruments that derive their value from changes in response to changes in factors such as interest rates, financial instrument prices, commodity prices, foreign exchange rates, credit risk, and indices. The types of derivatives used by the Group are set out below.

These tables analyse the notional principal amounts and the positive and negative fair values of the Group's derivative financial instruments. Notional principal amounts are the amount of principal underlying the contract at the reporting date.

	30.06.06			30.06.05		
Total derivatives	**Notional principal amounts $million**	**Assets $million**	**Liabilities $million**	Notional principal amounts $million	Assets $million	Liabilities $million
Foreign exchange derivative contracts:						
Forward foreign exchange contracts	**456,951**	**6,027**	**7,348**	440,305	4,700	4,522
Currency swaps and options	**259,787**	**2,290**	**1,408**	152,627	2,286	2,367
Exchange traded futures and options	**-**	**–**	**–**	127	1	1
	716,738	**8,317**	**8,756**	593,059	6,987	6,890
Interest rate derivative contracts:						
Swaps	**592,685**	**4,084**	**4,279**	440,302	3,578	3,275
Forward rate agreements and options	**69,436**	**138**	**216**	94,913	92	167
Exchange traded futures and options	**204,409**	**78**	**49**	270,262	–	–
	866,530	**4,300**	**4,544**	805,477	3,670	3,442
Equity and stock index options	**356**	**4**	**3**	333	3	3
Credit derivatives	**18,039**	**43**	**45**	8,696	39	48
Commodity derivative contracts	**5,020**	**57**	**42**	5,699	5	5
Total derivatives	**1,606,683**	**12,721**	**13,390**	1,413,264	10,704	10,388
Effect of netting		**(10,762)**			(7,164)	
Net credit risk on derivatives		**1,959**			3,540	

	31.12.05		
Total derivatives	Notional principal amounts $million	Assets $million	Liabilities $million
Foreign exchange derivative contracts:			
Forward foreign exchange contracts	326,053	5,392	5,884
Currency swaps and options	175,121	351	487
Exchange traded futures and options	–	–	–
	501,174	5,743	6,371
Interest rate derivative contracts:			
Swaps	471,652	3,452	3,239
Forward rate agreements and options	68,015	72	160
Exchange traded futures and options	117,026	43	27
	656,693	3,567	3,426
Equity and stock index options	379	3	3
Credit derivatives	9,374	45	52
Commodity derivative contracts	4,642	12	12
Total derivatives	1,172,262	9,370	9,864
Effect of netting		(6,271)	
Net credit risk on derivatives		3,099	

11. Loans and Advances

	30.06.06 Loans to banks $million	30.06.06 Loans to customers $million	30.06.05 Loans to banks $million	30.06.05 Loans to customers $million	31.12.05 Loans to banks $million	31.12.05 Loans to customers $million
Loans and advances	**17,654**	**121,894**	21,003	109,378	22,982	113,908
Individual impairment provision	**(11)**	**(1,295)**	(48)	(1,683)	(22)	(1,364)
Portfolio impairment provision	**(1)**	**(454)**	–	(314)	(1)	(367)
	17,642	**120,145**	20,955	107,381	22,959	112,177
Of which: loans and advances held at fair value through profit or loss	**(892)**	**(595)**	(1,081)	(871)	(1,258)	(386)
	16,750	**119,550**	19,874	106,510	21,701	111,791

The Group's exposure to credit risk is concentrated in Hong Kong, Korea and the Asia Pacific region. The Group is affected by the general economic conditions in the territories in which it operates. The Group sets limits on the exposure to any counterparty, and credit risk is spread over a variety of different personal and commercial customers. The Group has outstanding mortgage loans to Hong Kong residents of approximately $11.3 billion (30 June 2005: $12.6 billion, 31 December 2005: $12.1 billion), and Korea residents of approximately $23.2 billion (30 June 2005: $18.8 billion, 31 December 2005: $22.5 billion).

	30.06.06 $million	30.06.05 $million	31.12.05 $million
Provisions held at beginning of period	**1,754**	1,782	2,045
Exchange translation differences	**49**	(28)	3
Acquisitions	**-**	407	-
Amounts written off	**(436)**	(352)	(519)
Recoveries of amounts previously written off	**65**	65	88
Discount unwinding	**(25)**	(23)	(25)
Other	**(5)**	–	24
New provisions	**597**	438	477
Recoveries/provisions no longer required	**(238)**	(244)	(339)
Net charge against profit*	**359**	194	138
Provisions held at end of period	**1,761**	2,045	1,754

* The net charge of $359 million (30 June 2005: $194 million, 31 December 2005: $138 million) comprises $273 million (30 June 2005: $164 million, 31 December 2005: $91 million) individual impairment charge and $86 million (30 June 2005: $30 million, 31 December 2005: $47 million) portfolio impairment charge. The charge excludes provision releases for credit commitments of $10 million for six months ended 30 June 2006 (30 June 2005: $nil, 31 December 2005: $13 million). The total impairment charge on loans and advances and other credit risks is $349 million (30 June 2005: $194 million, 31 December 2005: $125 million).

The provision of $1,761 million (30 June 2005: $2,045 million, 31 December 2005: $1,754 million) held at 30 June 2006 comprises $1,306 million (30 June 2005: $1,731 million, 31 December 2005: $1,386 million) individual impairment provision and $455 million (30 June 2005: $314 million, 31 December 2005: $368 million) portfolio impairment provision.

12. Non-Performing Loans and Advances

	30.06.06 $million	30.06.05 $million	31.12.05 $million
Non-performing loans and advances	**2,423**	3,017	2,694
Impairment provisions	**(1,761)**	(2,045)	(1,754)
	662	972	940

Net non-performing loans and advances comprises loans and advances to banks $8 million (30 June 2005: $34 million, 31 December 2005: $24 million) and loans and advances to customers $654 million (30 June 2005: $938 million, 31 December 2005: $916 million).

Impairment provisions cover 73 per cent of non-performing lending (30 June 2005: 68 per cent, 31 December 2005: 65 per cent). The impairment provisions above include portfolio provisions.

13. Investment Securities

	30.06.06					
	Debt Securities					
	Held-to-maturity $million	Available-for-sale $million	Loans and receivables $million	Equity securities $million	Treasury bills $million	Total $million
Issued by public bodies:						
Government securities	164	10,237	–			
Other public sector securities	–	1,366	–			
	164	11,603	–			
Issued by banks:						
Certificates of deposit	–	7,682	1,423			
Other debt securities	–	8,467	8			
	–	16,149	1,431			
Issued by corporate entities and other issuers:						
Other debt securities	–	3,258	357			
	–	3,258	357			
Total debt securities	164	31,010	1,788			
Listed on a recognised UK exchange	–	5,702	7	21	–	5,730
Listed elsewhere	134	10,170	–	424	7,452	18,180
Unlisted	30	15,138	1,781	664	4,514	22,127
	164	31,010	1,788	1,109	11,966	46,037

13. Investment Securities continued

	30.06.05					
	Debt Securities					
	Held-to-maturity $million	Available-for-sale $million	Loans and receivables $million	Equity securities $million	Treasury bills $million	Total $million
Issued by public bodies:						
Government securities	615	8,094	–			
Other public sector securities	–	1,815	–			
	615	9,909	–			
Issued by banks:						
Certificates of deposit	–	6,596	–			
Other debt securities	–	6,025	–			
	–	12,621	–			
Issued by corporate entities and other issuers:						
Other debt securities	–	2,687	455			
	–	2,687	455			
Total debt securities	615	25,217	455			
Listed on a recognised UK exchange	388	4,681	–	–	–	5,069
Listed elsewhere	5	7,003	–	504	7,112	14,624
Unlisted	222	13,533	455	429	4,002	18,641
	615	25,217	455	933	11,114	38,334

	31.12.05					
	Debt Securities					
	Held-to-maturity $million	Available-for-sale $million	Loans and receivables $million	Equity securities $million	Treasury bills $million	Total $million
Issued by public bodies:						
Government securities	215	8,618	–			
Other public sector securities	–	1,418	–			
	215	10,036	–			
Issued by banks:						
Certificates of deposit	–	6,330	–			
Other debt securities	–	5,973	–			
	–	12,303	–			
Issued by corporate entities and other issuers:						
Other debt securities	–	2,892	1,264			
	–	2,892	1,264			
Total debt securities	215	25,231	1,264			
Listed on a recognised UK exchange	–	5,944	–	23	–	5,967
Listed elsewhere	3	6,776	–	235	7,005	14,019
Unlisted	212	12,511	1,264	696	3,194	17,877
	215	25,231	1,264	954	10,199	37,863

13. Investment Securities continued

The change in the carrying amount of investment securities comprised:

	30.06.06 $million	30.06.05 $million	31.12.05 $million
Opening	**37,863**	31,828	38,334
Exchange translation differences	**1,009**	(1,048)	(131)
Acquisitions	**–**	8,238	–
Additions	**36,781**	24,575	23,181
Maturities and disposals	**(29,771)**	(25,217)	(23,481)
Impairments	**–**	1	(34)
Changes in fair value	**134**	12	(44)
Amortisation of discounts and premiums	**21**	(55)	38
Closing	**46,037**	38,334	37,863

At 30 June 2006, unamortised premiums on debt securities held for investment purposes amounted to $134 million (30 June 2005: $177 million, 31 December 2005: $59 million) and unamortised discounts amounted to $110 million (30 June 2005: $64 million, 31 December 2005: $80 million).

The valuation of listed securities and of unlisted securities is at fair value. Income from listed equity shares amounted to $2 million (30 June 2005: $4 million, 31 December 2005: $28 million) and income from unlisted equity shares amounted to $31 million (30 June 2005: $5 million, 31 December 2004: $25 million).

14. Deposits by Banks

	30.06.06 $million	30.06.05 $million	31.12.05 $million
Deposits by banks	**21,994**	20,958	18,834
Deposits by banks included within:			
Financial liabilities at fair value through profit or loss (note 8)	**1,730**	695	1,439
	23,724	21,653	20,273

15. Customer Accounts

	30.06.06 $million	30.06.05 $million	31.12.05 $million
Customer accounts	**130,176**	107,056	119,931
Customer accounts included within:			
Financial liabilities at fair value through profit or loss (note 8)	**1,707**	1,304	1,008
	131,883	108,360	120,939

16. Debt Securities in Issue

	30.06.06			30.06.05		
	Certificates of deposit of $100,000 or more $million	**Other debt securities in issue $million**	**Total $million**	Certificates of deposit of $100,000 or more $million	Other debt securities in issue $million	Total $million
Debt securities in issue	**12,522**	**12,431**	**24,953**	15,356	11,405	26,761
Debt securities in issue within:						
Financial liabilities at fair value through profit or loss (note 8)	**326**	**1,907**	**2,233**	249	824	1,073
	12,848	**14,338**	**27,186**	15,605	12,229	27,834

16. Debt Securities in Issue continued

	31.12.05		
	Certificates of deposit of $100,000 or more $million	Other debt securities in issue $million	Total $million
Debt securities in issue	14,179	11,734	25,913
Debt securities in issue within:			
Financial liabilities at fair value through profit or loss (note 8)	201	1,300	1,501
	14,380	13,034	27,414

17. Other Liabilities

Other liabilities include Hong Kong currency notes in circulation of $2,558 million (30 June 2005: $2,499 million, 31 December 2005: $2,492 million) which are secured by Hong Kong SAR Government certificates of indebtedness of the same amount included in other assets.

18. Retirement Benefit Obligations

Retirement benefit obligations comprise:

	30.06.06 $million	30.06.05 $million	31.12.05 $million
Total market value of assets	**2,036**	1,836	1,930
Present value of the schemes' liabilities	**(2,493)**	(2,354)	(2,395)
Defined benefit schemes obligation	**(457)**	(518)	(465)
Defined contribution schemes	**(9)**	(17)	(11)
Net book amount	**(466)**	(535)	(476)

Retirement benefit charge comprises:

	30.06.06 $million	30.06.05 $million	31.12.05 $million
Defined benefit schemes	**43**	26	40
Defined contribution schemes	**32**	23	42
	75	49	82

18. Retirement Benefit Obligations continued

The pension cost for defined benefit schemes was:

	30.06.06 $million	30.06.05 $million	31.12.05 $million
Current service cost	**41**	30	42
Past service cost	**9**	–	–
Gain on settlement and curtailments	**(8)**	–	(1)
Expected return on pension scheme assets, less interest obligation	**1**	(4)	(1)
Total charge to profit before deduction of tax	**43**	26	40
Actual less expected return on assets	**25**	(28)	(83)
(Gain)/loss on change of assumptions	**(93)**	64	197
(Gain)/loss recognised in Statement of Recognised Income and Expenses before tax	**(68)**	36	114
Deferred taxation	**20**	(11)	(34)
(Gain)/loss after tax	**(48)**	25	80

19. Subordinated Liabilities and Other Borrowed Funds

	30.06.06 $million	30.06.05 $million	31.12.05 $million
Dated subordinated loan capital	**7,698**	5,909	7,292
Undated subordinated loan capital	**2,760**	2,278	2,714
Other undated borrowings	**347**	350	343
Total	**10,805**	8,537	10,349

All dated and undated loan capital described above is unsecured, unguaranteed and subordinated to the claims of other creditors, including without limitation, customer deposits and deposits by banks. The Group has the right to settle dated and undated debt instruments in certain circumstances set out in the contractual agreements.

Of total dated subordinated loan capital and other borrowings $5,949 million is at fixed interest rates (30 June 2005: $5,414 million, 31 December 2005: $6,151 million).

In March 2006, the Group bought back $221 million 5.75 per cent Upper Tier 2 and $108 million 6.25 per cent Lower Tier 2 capital. In June 2006, the Group bought back an additional $7 million 5.75 per cent Upper Tier 2 capital.

On 11 May 2006 the Group issued £300 million Undated Callable Step Up Preferred Securities Innovative Tier 1 Capital at an issue price of 116.801 per cent. Interest is payable annually at a fixed rate of 8.103 per cent.

20. Share Capital and Share Premium

	Number of ordinary shares (millions)	Ordinary share capital $million	Preference share capital $million	Share premium account $million	Total $million
At 1 January 2005	1,179	590	2	2,835	3,427
Capitalised on scrip dividend	3	1	–	(1)	–
Shares issued, net of expenses	129	65	–	2,122	2,187
At 30 June 2005	1,311	656	2	4,956	5,614
Capitalised on scrip dividend	1	1	–	(1)	–
Shares issued, net of expenses	4	1	–	23	24
At 31 December 2005	1,316	658	2	4,978	5,638
Capitalised on scrip dividend	**10**	**5**	–	**(5)**	–
Shares issued, net of expenses	**4**	**2**	–	**80**	**82**
At 30 June 2006	**1,330**	**665**	**2**	**5,053**	**5,720**

On 12 January 2006, the Company issued 3,401,290 new ordinary shares at a price of 1301 pence per share representing approximately 0.26 per cent of the Company's existing issued ordinary share capital. The issue of ordinary shares was used to acquire 20 per cent of Fleming Family & Partners Limited. A further 428,962 shares were issued for the purposes of the employee share schemes.

21. Reserves and Retained Earnings

	Capital Reserve $million	Capital Redemption Reserve $million	Available-for-sale reserve $million	Cash flow hedge reserve $million	Premises revaluation reserve $million	Translation reserve $million	Retained earnings $million	Total $million
At 1 January 2005	5	11	–	–	76	96	5,115	5,303
Effect of adopting IAS 32 and 39	–	–	73	42	–	–	36	151
At 1 January 2005 as restated	5	11	73	42	76	96	5,151	5,454
Recognised income and expenses	–	–	(54)	(29)	–	(71)	909	755
Net own shares adjustment	–	–	–	–	–	–	(167)	(167)
Share option expense and related taxation	–	–	–	–	–	–	56	56
Dividends net scrip	–	–	–	–	–	–	(489)	(489)
At 30 June 2005	5	11	19	13	76	25	5,460	5,609
Recognised income and expenses	–	–	4	(33)	–	(19)	956	908
Net own shares adjustment	–	–	–	–	–	–	94	94
Share option expense and related taxation	–	–	–	–	–	–	67	67
Dividends net scrip	–	–	–	–	–	–	(223)	(223)
Debt recognition premium	–	–	–	–	–	–	(211)	(211)
At 31 December 2005	5	11	23	(20)	76	6	6,143	6,244
Recognised income and expenses	–	–	**68**	**38**	–	**364**	**1,145**	**1,615**
Net own shares adjustment	–	–	–	–	–	–	**96**	**96**
Share option expense and related taxation	–	–	–	–	–	–	**32**	**32**
Dividends net scrip	–	–	–	–	–	–	**(357)**	**(357)**
At 30 June 2006	**5**	**11**	**91**	**18**	**76**	**370**	**7,059**	**7,630**

21. Reserves and Retained Earnings continued

Bedell Cristin Trustees Limited is trustee of both the 1995 Employees' Share Ownership Plan Trust (1995 trust), which is an employee benefit trust used in conjunction with some of the Group's employee share schemes, and the Standard Chartered 2004 Employee Benefit Trust (2004 trust) which is an employee benefit trust used in conjunction with the Group's Deferred Bonus Plan. The trustee has agreed to satisfy a number of awards made under the employee share schemes and the deferred bonus plan through the relevant employee benefit trust. As part of these arrangements Group companies fund, from time to time, the trusts to enable the trustee to acquire shares to satisfy these awards.

For the period ended 30 June 2006, the 1995 trust has acquired, at market value, nil (30 June 2005: 11,700,000, 31 December 2005: nil) Standard Chartered PLC shares for an aggregate price of $nil million (30 June 2005: $211 million, 31 December 2005: $nil million). These shares are held in a pool for the benefit of participants under the Group's Restricted Share Scheme, Performance Share Plan and Executive Shares Option Schemes. The purchase of these shares has been fully funded by the Group. At 30 June 2006, the 1995 trust held 5,104,262 (30 June 2005: 19,503,732, 31 December 2005: 13,631,745) Standard Chartered PLC shares, of which 5,104,262 (30 June 2005: 16,793,958, 31 December 2005 11,521,682) have vested unconditionally.

For the period ended 30 June 2006, the 2004 trust has acquired, at market value, 321,242 (30 June 2005: 422,659, 31 December 2005: nil) Standard Chartered PLC shares for an aggregate price of $9 million (30 June 2005: $8 million, 31 December 2005: $nil million). These shares are held in a pool for the benefit of participants under the Group's Deferred Bonus Plan. The purchase of these shares has been fully funded by the Group. At 30 June 2006, the 2004 trust held 311,575 (30 June 2005: 429,012, 31 December 2005: 409,160) Standard Chartered PLC shares, of which nil (30 June 2005: 7,333, 31 December 2005: 7,333) have vested unconditionally.

None of the shares held by the 1995 trust or the 2004 trust were purchased on The Stock Exchange of Hong Kong Limited.

22. Minority Interests

	$300m 7.267% Hybrid Tier 1 Securities $million	Other minority interests $million	Total $million
At 1 January 2006	336	115	451
Additions	–	**50**	**50**
Exchange translation differences	–	**(2)**	**(2)**
Other profits attributable to minority	**10**	**19**	**29**
Recognised income and expense	**10**	**17**	**27**
Distributions	**(11)**	**(17)**	**(28)**
At 30 June 2006	**335**	**165**	**500**

23. Cash and Cash Equivalents

For the purposes of the cash flow statement, cash and cash equivalents comprises of the following balances with less than three months maturity from the date of acquisition:

	30.06.06 $million	30.06.05 $million	31.12.05 $million
Cash and balances with central banks	**11,813**	5,667	8,012
Less restricted balances	**(7,194)**	(2,769)	(4,269)
Treasury bills and other eligible bills	**6,222**	4,686	4,049
Loans and advances to banks	**12,627**	13,719	17,590
Trading securities	**7,919**	6,507	9,844
Total	**31,387**	27,810	35,226

24. Net Interest Margin and Interest Spread

	30.06.06 %	30.06.05 %	31.12.05 %
Net interest margin*	**2.5**	2.6	2.5
Interest spread**	**2.0**	2.4	2.0

	$million	$million	$million
Average interest earning assets	**203,539**	151,540	189,704
Average interest bearing liabilities	**179,200**	138,973	163,758

* Net interest margin is net interest income expressed as an annualised percentage of average interest earning assets.

** Interest spread is the difference between the average annualised interest rate on average interest earning assets and the average interest rate on average interest bearing liabilities.

25. Remuneration

The Group employed 49,255 staff at 30 June 2006 (30 June 2005: 42,100, 31 December 2005: 43,899).

Within the authority delegated by the Board of Directors, the Board Remuneration Committee is involved in determining the remuneration policy of Standard Chartered Group but specifically for agreeing the individual remuneration packages for executive directors and other highly remunerated individuals. No executive directors are involved in deciding their own remuneration. The Group's remuneration policy is to:

- Support a strong performance-oriented culture and ensure that individual rewards and incentives relate directly to the performance of the individual, the operations and functions for which they are responsible, the Group as a whole and the interests of the shareholders; and
- Maintain competitive awards that reflect the international nature of the Group and enable it to attract and retain talented employees of the highest quality internationally.

The success of the Group depends upon the performance and commitment of talented employees. In terms of applying this policy:

- Base salaries are set at the median of the Group's key international competitors; and
- Annual bonus awards are made wholly on the basis of Group and individual performance and also an individual's adherence to the Group's values.

Standard Chartered believes strongly in encouraging employee share ownership at all levels in the organisation. The Group operates certain discretionary share plans, which are designed to provide competitive long-term incentives. Of these plans, the Performance Share Plan and the Executive Share Option Scheme are only exercisable upon the achievement of specific performance criteria. In addition, the Group operates two all-employee sharesave schemes in which 33 per cent of employees participate.

26. Contingent Liabilities and Commitments

The table below shows the contract or underlying principal amounts, credit equivalent amounts and risk weighted amounts of unmatured off-balance sheet transactions at the balance sheet date. The contract or underlying principal amounts indicate the volume of business outstanding and do not represent amounts at risk.

The credit equivalent and risk weighted amounts have been calculated in accordance with the Financial Services Authority guidelines implementing the Basel Accord on capital adequacy, after taking account of collateral and guarantees received.

	30.06.06			30.06.05		
	Contract or underlying principal amount $million	**Credit equivalent amount $million**	**Risk weighted amount $million**	Contract or underlying principal amount $million	Credit equivalent amount $million	Risk weighted amount $million
Contingent liabilities:						
Guarantees and irrevocable letters of credit	**13,561**	**10,320**	**7,641**	17,002	12,434	9,327
Other contingent liabilities	**12,621**	**8,732**	**6,515**	3,749	2,811	1,935
	26,182	**19,052**	**14,156**	20,751	15,245	11,262
Commitments:						
Documentary credits and short term trade-related transactions	**5,613**	**1,123**	**929**	3,700	740	603
Forward asset purchases and forward deposits placed	**42**	**42**	**8**	87	87	17
Undrawn formal standby facilities, credit lines and other commitments to lend:						
One year and over	**13,091**	**6,545**	**4,081**	9,837	4,918	3,708
Less than one year	**17,073**	**–**	**–**	17,955	–	–
Unconditionally cancellable	**31,429**	**–**	**–**	27,375	–	–
	67,248	**7,710**	**5,018**	58,954	5,745	4,328

	31.12.05		
	Contract or underlying principal amount $million	Credit equivalent amount $million	Risk weighted amount $million
Contingent liabilities			
Guarantees and irrevocable letters of credit	15,952	11,106	7,704
Other contingent liabilities	6,295	5,134	2,995
	22,247	16,240	10,699
Commitments			
Documentary credits and short term trade-related transactions	3,730	746	572
Forward asset purchases and forward deposits placed	141	141	28
Undrawn formal standby facilities, credit lines and other commitments to lend:			
One year and over	11,128	5,564	3,956
Less than one year	18,690	–	–
Unconditionally cancellable	28,705	–	–
	62,394	6,451	4,556

27. Liquidity Risk

This table analyses assets and liabilities into relevant maturity groupings based on the remaining period at balance sheet date to the contractual maturity date. Contractual maturities do not necessarily reflect actual repayments or cash flow.

The risk section of the Financial Review on pages 13 and 26 explains the Group's risk management with respect to asset and liability management.

	30.06.06				
	Three months or less $million	Between three months and one year $million	Between one year and five years $million	More than five years $million	Total $million
Assets					
Cash and balances at central banks	10,249	–	–	1,564	11,813
Derivative financial instruments	12,721	–	–	–	12,721
Loans and advances to banks	12,695	2,370	2,471	106	17,642
Loans and advances to customers	37,303	22,391	26,627	33,824	120,145
Investment securities	23,861	15,914	15,533	2,324	57,632
Other assets	1,846	556	649	15,144	18,195
Total assets	98,675	41,231	45,280	52,962	238,148
Liabilities					
Deposits by banks	20,362	2,670	517	175	23,724
Customer accounts	105,380	16,014	7,814	2,675	131,883
Derivative financial instruments	13,390	–	–	–	13,390
Debt securities in issue	10,741	7,958	8,090	397	27,186
Other liabilities	6,887	504	1,252	8,667	17,310
Subordinated liabilities and other borrowed funds	–	185	2,397	8,223	10,805
Total liabilities	156,760	27,331	20,070	20,137	224,298
Net liquidity gap	(58,085)	13,900	25,210	32,825	13,850

	30.06.05				
	Three months or less $million	Between three months and six months $million	Between one year and five years $million	More than five years $million	Total $million
Total assets	66,780	44,303	39,746	53,814	204,643
Total liabilities	131,753	31,354	11,980	17,022	192,109
Net liquidity gap	(64,973)	12,949	27,766	36,792	12,534

	31.12.05				
	Three months or less $million	Between three months and six months $million	Between one year and five years $million	More than five years $million	Total $million
Total assets	74,959	39,159	41,210	59,768	215,096
Total liabilities	133,341	34,311	14,597	20,514	202,763
Net liquidity gap	(58,382)	4,848	26,613	39,254	12,333

28. Market Risk

Trading book

	6 months ended 30.06.06				6 months ended 30.06.05			
	Average $million	**High $million**	**Low $million**	**Actual $million**	Average $million	High $million	Low $million	Actual $million
Daily value at risk:								
Interest rate risk	**3.4**	**4.5**	**2.5**	**4.0**	4.1	5.5	3.1	3.6
Foreign exchange risk	**2.7**	**4.1**	**1.4**	**2.9**	1.6	2.8	1.0	1.4
Total	**4.4**	**5.5**	**3.1**	**4.2**	4.4	5.9	3.5	3.9

	6 months ended 31.12.05			
	Average $million	High $million	Low $million	Actual $million
Daily value at risk:				
Interest rate risk	4.0	5.1	3.1	3.9
Foreign exchange risk	1.3	1.8	1.0	1.1
Total	4.1	4.9	3.3	3.9

This note should be read in conjunction with the market risk section of the Financial Review on pages 25 and 26 which explains the Group's market risk management and is incorporated in these financial statements accordingly.

The Group measures the risk of losses arising from future potential adverse movements in interest and exchange rates, prices and volatilities using a VaR methodology. The Group uses historic simulation as its VaR methodology.

The total Group Trading book VaR shown in the table above is not a sum of the interest rate and exchange rate risks due to offset. The highest and lowest VaR are independent and could have occurred on different days.

VaR is calculated for expected movements over a minimum of one business day and to a confidence level of 97.5 per cent. This confidence level suggests that potential daily losses, in excess of the VaR measure, are likely to be experienced six times per year.

The historic simulation method is used with an observation period of one year and involves the revaluation of all unmatured contracts to reflect the effect of historically observed changes in market risk factors on the valuation of the current portfolio.

The Group recognises that there are limitations to the VaR methodology. These limitations include the fact that the historical data may not be the best proxy for future price movements, either because the observation period does not include representative price movements or, in some cases, because of incomplete market data.

The Group performs regular back-testing, where actual profits and losses are compared with VaR estimates to track the statistical validity of the VaR Model.

VaR is calculated as the Group's exposure as at the close of business, London time. Intra-day risk levels may vary from those reported at the end of the day.

Losses beyond the confidence interval are not captured by a VaR calculation, which therefore gives no indication of the size of unexpected losses in these situations. To manage the risk arising from events, which the VaR methodology does not capture, the Group regularly stress tests its main market risk exposures. Stress testing involves valuing portfolios at prices, which assume extreme changes in risk factors beyond the range of normal experience. Positions that would give rise to potentially significant losses under a low probability stress event are reviewed by the GRC.

29. Restatement of Prior Periods

Acquisition of SCFB

The fair values of assets and liabilities acquired on the acquisition of SCFB and presented in the 30 June 2005 interim report were provisional. The fair values were revised in the 2005 annual report and accounts as at 31 December 2005, as required under IFRS 3 Business Combinations. The effect of the reassessed fair values was to increase goodwill by $126 million. This, together with reclassifications, has been included in the 30 June 2005 balance sheet. The effect of the restatement is set out in the table below.

Re-presentation of financial assets and liabilities held at fair value

As at 30 June 2005 financial assets and liabilities held at fair value were presented in separate balance sheet lines. In the 2005 annual report and accounts as at 31 December 2005, these financial assets and liabilities were re-presented in separate financial asset and liability lines. Treasury bill, debt securities and equity securities were aggregated into a single line called investment securities (after reclassifying those held at fair value). The effect of this re-presentation is set out in the table below.

	As reported at 30.06.05 $million	Re-presentation $million	Adjustment to SCFB $million	Restated at 30.06.05 $million
Cash and balances at central banks	5,667	–	–	5,667
Financial assets held at fair value through profit or loss	–	8,459	–	8,459
Treasury bills and other eligible bills	13,011	(13,011)	–	–
Derivative financial instruments	10,704	–	–	10,704
Loans and advances to banks	20,955	(1,081)	–	19,874
Loans and advances to customers	107,929	(871)	(548)	106,510
Debt securities	30,877	(30,877)	–	–
Equity shares	945	(945)	–	–
Investment securities	–	38,326	8	38,334
Goodwill and intangible assets	4,233	–	126	4,359
Property, plant and equipment	1,614	–	1	1,615
Deferred tax assets	320	–	72	392
Other assets	5,763	1,060	(3)	6,820
Prepayments and accrued income	1,909	–	–	1,909
Total assets	203,927	1,060	(344)	204,643
Deposits by banks	21,653	(695)	–	20,958
Customer accounts	108,770	(1,304)	(410)	107,056
Financial liabilities held at fair value through profit or loss	–	5,699	121	5,820
Derivative financial instruments	10,388	–	–	10,388
Debt securities in issue	27,955	(1,073)	(121)	26,761
Current tax liabilities	275	–	–	275
Other liabilities	11,222	(1,607)	229	9,844
Accruals and deferred income	1,854	–	–	1,854
Provisions for liabilities and charges	81	–	–	81
Retirement benefit obligations	397	–	138	535
Subordinated liabilities and other borrowed funds	8,838	–	(301)	8,537
Total liabilities	191,433	1,020	(344)	192,109
Total equity	12,494	40	–	12,534
Total equity and liabilities	203,927	1,060	(344)	204,643

29. Restatement of Prior Periods continued

Segmental analysis

The Group has refined its method of charging for and allocating capital and as a consequence the segmental results for the periods ended 30 June 2005 and 31 December 2005 have been restated. There has been no effect on the Group's total reported numbers but the effect on the business and geographic segments is set out below.

	31.12.05			
	Consumer Banking $million	Wholesale Banking $million	Corporate items not allocated $million	Total $million
Operating income as previously reported	2,084	1,541	–	3,625
Restatement	(5)	5	–	–
Operating income as restated	2,079	1,546	–	3,625

	30.06.05									
	Asia Pacific									
	Hong Kong $million	Singapore $million	Malaysia $million	Korea $million	Other Asia Pacific $million	India $million	Middle East & Other S Asia $million	Africa $million	Americas UK & Group Head Office $million	Total $million
Operating income as previously reported	747	261	157	308	524	302	388	255	294	3,236
Restatement	3	–	(1)	1	–	–	(1)	–	(2)	–
Operating income as restated	750	261	156	309	524	302	387	255	292	3,236

	31.12.05									
	Asia Pacific									
	Hong Kong $million	Singapore $million	Malaysia $million	Korea $million	Other Asia Pacific $million	India $million	Middle East & Other S Asia $million	Africa $million	Americas UK & Group Head Office $million	Total $million
Operating income as previously reported	765	249	176	646	530	288	420	296	255	3,625
Restatement	(31)	4	3	2	3	3	5	2	9	–
Operating income as restated	734	253	179	648	533	291	425	298	264	3,625

30. Related Party Transactions

Joint ventures

The Group has loans and advances to PT Bank Permata Tbk totalling $6 million at 30 June 2006 (30 June 2005: $5 million, 31 December 2005: $28 million).

Associates

On 15 August 2005, the Group contributed $128 million to China Bohai Bank Limited for its 19.99 per cent investment.

On 12 January 2006 the Company issued 3,401,290 ordinary shares to acquire 20 per cent of Fleming Family & Partners Limited.

31. Proposed Redemption of Preference Shares

The outstanding 328,388 8.9 per cent non-cumulative preference shares will be redeemed during the second half of 2006.

32. Statutory Accounts

The information in this interim statement is unaudited and does not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985. This document was approved by the Board on 8 August 2006. The comparative figures for the financial year end 31 December 2005 are not the Company's statutory accounts for that financial period. These statutory accounts have been reported on by the Company's auditors and delivered to the Registrar of Companies. The report of the auditors was unqualified and did not contain a statement under Section 237 (2) or (3) of the Companies Act 1985.

33. Corporate Governance

The directors confirm that, throughout the period, the Company has complied with the provisions of Appendix 14 of the Listing Rules of the Hong Kong Stock Exchange. The directors also confirm that the announcement of these results has been reviewed by the Company's Audit and Risk Committee.

Share Awards

1994 Executive Share Option Scheme

As at 1 January 2006, there were options outstanding over 1,114,542 ordinary shares under the scheme. During the first half of the year, options over 500 ordinary shares lapsed and options over 525,733 ordinary shares were exercised at various prices from 620 pence to 888 pence. There were no options granted under this scheme.

As at 30 June 2006, there were options outstanding over 588,309 ordinary shares which may be exercised on various dates up to 2009 under the rules of the scheme.

1997 Restricted Share Scheme

As at 1 January 2006, there were awards outstanding over 6,410,044 ordinary shares. During the first half of the year, awards over 1,124,084 ordinary shares were exercised and awards over 139,605 ordinary shares lapsed.

The following awards were made:

Date award made	Number of shares awarded	Exercise period
14 March 2006	1,480,730	2008 - 2013

As at 30 June 2006, there were awards outstanding over 6,627,085 ordinary shares.

2006 Restricted Share Scheme

In May 2006 a new share plan was introduced to replace the 1997 Restricted Share Scheme.

The following awards were granted under the Scheme:

Date award made	Number of shares awarded	Exercise period
11 May 2006	18,630	2008 - 2013

No options lapsed and none were exercised.

As at 30 June 2006, there were awards outstanding over 18,630 ordinary shares.

2000 Executive Share Option Scheme

As at 1 January 2006, there were options outstanding over 23,634,660 ordinary shares under the scheme. During the first half of the year, options over 86,232 ordinary shares lapsed and 6,146,334 ordinary shares options were exercised at various prices from 690.5 pence to 1039.5 pence. There were no options granted under the scheme.

The exercise of options granted during the year will be linked to performance criteria.

As at 30 June 2006, there were options outstanding over 17,402,094 ordinary shares which may be exercised at various dates up to 2015 under the rules of the scheme.

2001 Performance Share Plan

At 1 January 2006, there were awards outstanding over 3,919,726 ordinary shares.

The following awards were granted under the Plan:

Date award made	Number of shares awarded	Exercise period
14 March 2006	1,693,687	2009 – 2016
11 May 2006	274,689	2009 – 2016

Share Awards continued

The awards granted under the 2001 Performance Share Plan are nil cost options. The exercise of awards granted during the year will be linked to performance criteria. During the first half of the year awards over 894,332 ordinary shares were exercised and awards over 2,089 ordinary shares lapsed.

At 30 June 2006, there were awards outstanding over 4,991,681 ordinary shares.

Savings Related Share Option Schemes

UK Scheme

At 1 January 2006, there were options outstanding over 1,118,823 ordinary shares under this scheme. During the first half of the year, options were exercised over 49,641 ordinary shares at prices from 334 to 987 pence and 31,310 options lapsed. No options were granted under the scheme.

At 30 June 2006, there were options outstanding over 1,037,872 ordinary shares, which may be exercised at various dates up to 2011 under the rules of the scheme.

International Schemes

At 1 January 2006, there were 9,941,469 options outstanding under the schemes. During the first half of the year, options were exercised over 370,706 ordinary shares at prices from 559.5 pence to 987 pence and 251,209 options lapsed. No options were granted under the schemes.

At 30 June 2006, there were options outstanding over 9,319,554 ordinary shares which may be exercised on various dates up to 2011 under the rules of the schemes.

Directors' interests in Ordinary Shares

Director	At 1 January 2006 Total interests	Personal interests	Family interests	At 30 June 2006 Total interests
B K Sanderson	189,669	196,194	16,159	212,353
E M Davies	160,893	200,419	–	200,419
Sir CK Chow	15,664	15,664	–	15,664
M B DeNoma	110,548	159,343	–	159,343
J F T Dundas	2,100	2,100	–	2,100
V F Gooding	2,049	2,049	–	2,049
R H P Markham	2,302	2,344	–	2,344
R Markland	2,083	2,121	–	2,121
R H Meddings	77,389	108,946	–	108,946
K S Nargolwala	172,281	147,340	–	147,340
H E Norton	7,500	7,500	–	7,500
P A Sands	46,602	30,641	–	30,641
P D Skinner	3,124	3,180	–	3,180
O H J Stocken	10,000	10,000	–	10,000

Notes

The beneficial interests of directors and their families in the ordinary shares of the Company are set out above. The directors do not have any non-beneficial interests in the Company's shares.

No director had an interest in the Company's preference shares or loan stock, nor the shares or loan stocks of any subsidiary or associated undertaking of the Group.

No director had any corporate interests in the Company's ordinary shares.

Directors' interests in Ordinary Shares continued

Director	Scheme	At 1 January 2006	Granted	Exercised	Lapsed	At 30 June 2006	Weighted average exercise price (pence)	Period of Exercise
B K Sanderson	2000 Scheme	191,488	–	–	–	191,488	822.50	2006-2015
	Sharesave	2,472	–	–	–	2,472	641.00	2008-2009
E M Davies	2000 Scheme	877,853	–	–	–	877,853	813.57	2006-2015
	Sharesave	2,957	–	–	–	2,957	559.50	2007-2008
	1994 Scheme	132,848	–	60,483 (a)		72,365	866.03	2006-2009
M B DeNoma	2000 Scheme	369,754	–	220,130 (a)	–	149,624	950.71	2007-2015
R H Meddings	2000 Scheme	241,642	–	101,375 (a)	–	140,267	954.43	2007-2015
	Sharesave	1,439	–	–	–	1,439	641.0	2006-2007
K S Nargolwala	2000 Scheme	644,928	–	495,304 (b)	–	149,624	950.71	2007-2015
	1994 Scheme	99,063	–	99,063 (b)	–	–	–	–
P A Sands	2000 Scheme	598,417	–	–	–	598,417	835.54	2006-2015
	Sharesave	2,957	–	–	–	2,957	559.5	2007-2008

Notes

(a) Market value on date of exercise (6 March 2006) 1512p.

(b) Market value on date of exercise (7 April 2006) 1497p.

2000 Executive Share Option Scheme (the 2000 Scheme)

Executive share options are exercisable after the third, but before the tenth, anniversary of the date of grant. The exercise price per share is at least the share price at the date of grant and options can normally only be exercised if an earnings per share (EPS) linked performance condition is satisfied. For awards granted in 2005, there is a sliding scale EPS performance condition. EPS must increase by a minimum of 15 per cent over the performance period for partial vesting, and by 30 per cent for full vesting.

Sharesave

Sharesave comprises all employee share schemes in which staff across the Group, including the executive directors, are eligible to participate. There are two schemes - the UK Sharesave Scheme and the International Sharesave Scheme.

Under Sharesave participants have a choice of opening a three-year or a five-year savings contract. Within a period of six months after the third or fifth anniversary, participants may purchase ordinary shares in the Company. The price at which they may purchase shares is typically at a 20 per cent discount to the share price at the date of invitation. There are no performance conditions attached to awards under the Sharesave schemes.

1994 Executive Share Option Scheme (the 1994 Scheme) (closed)

No awards have been made under the 1994 Scheme since August 1999 as it was replaced by the 2000 Scheme.

Executive share options to purchase ordinary shares in the Company are exercisable after the third, but before the tenth anniversary of the date of grant. The exercise price is the share price at the date of grant and options can only be exercised if EPS increases by at least 15 per cent over three consecutive years.

Further details of the share schemes mentioned above, can be found in the Company's 2005 Report and Accounts, which is available on the Company's website:

http://investors.standardchartered.com

Directors' interests in Ordinary Shares continued

2004 Deferred Bonus Plan

Director	Shares held in Trust at 1 January 2006	Shares awarded during the Period (a)	Shares vested during the Period	Shares held in Trust at 30 June 2006
B K Sanderson	26,062	–	26,297	–
E M Davies	51,602	34,884	52,068	34,884
M B DeNoma	24,941	17,442	25,166	17,442
R H Meddings	24,081	16,897	24,298	16,897
K S Nargolwala	24,941	17,442	25,166	17,442
P A Sands	30,961	22,893	31,241	22,893

Notes

(a) Market value on date of awards (7 March 2006) was 1449p.

2004 Deferred Bonus Plan (the DBP). Under the DBP, shares are conditionally awarded instead of all or part of the director's annual cash bonus. The shares are held in an employee benefit trust and automatically vest one year after the date of acqusition. No exercise is necessary. A notional dividend accrues on the shares held in the trust. The dividend is delivered in the form of shares and is released on vesting.

		Options where market price greater than exercise price			Options where market price lower than exercise price		
Director	Type of Scheme*	At 30 June 2006	Weighted exercise price (pence)	Expiry date	At 30 June 2006	Weighted exercise price (pence)	Expiry date
B K Sanderson	Executive Schemes	191,488	822.50	2013-2015	–	–	–
	Sharesave	2,472	641.00	2009	–	–	–
E M Davies	Executive Schemes	950,218	834.20	2007-2015	–	–	–
	Sharesave	2,957	559.50	2008	–	–	–
M B DeNoma	Executive Schemes	149,624	950.71	2014-2015	–	–	–
R H Meddings	Executive Schemes	140,267	954.43	2014-2015	–	–	–
	Sharesave	1,439	641.00	2007	–	–	–
K S Nargolwala	Executive Schemes	149,624	950.71	2014-2015	–	–	–
P A Sands	Executive Schemes	598,417	835.54	2012-2015	–	–	–
	Sharesave	2,957	559.50	2008	–	–	–

* Executive Schemes includes the 1994 Executive Share Option Scheme and the 2000 Executive Share Option Scheme.

Directors' interests in Ordinary Shares continued

Director	Scheme	At 1 January 2006	Granted	Exercised	Lapsed	At 30 June 2006	Period of vesting
B K Sanderson	Performance Share Plan	32,068	–	–	–	32,068	2007-2014
	Performance Share Plan	57,672	–	–	–	57,672	2008-2015
	Restricted Share Scheme	20,202	–	–	–	20,202	2006-2010
E M Davies	Performance Share Plan	76,784	–	76,784 (c)	–	–	–
	Performance Share Plan	86,893	–	86,893 (c)	–	–	–
	Performance Share Plan	69,481	–	–	–	69,481	2007-2014
	Performance Share Plan	70,575	–	–	–	70,575	2007-2014
	Performance Share Plan	154,479	–	–	–	154,479	2008-2015
	Performance Share Plan	–	111,498 (a)	–	–	111,498	2009-2016
	Performance Share Plan	–	82,191 (b)	–	–	82,191	2009-2016
M B DeNoma	Performance Share Plan	55,032	–	55,032 (c)	–	–	–
	Performance Share Plan	42,757	–	–	–	42,757	2007-2014
	Performance Share Plan	21,715	–	–	–	21,715	2007-2014
	Performance Share Plan	74,794	–	–	–	74,794	2008-2015
	Performance Share Plan	–	59,930 (a)	–	–	59,930	2009-2016
	Performance Share Plan	–	22,089 (b)	–	–	22,089	2009-2016
R H Meddings	Performance Share Plan	38,015	–	38,015 (c)	–	–	–
	Performance Share Plan	37,413	–	–	–	37,413	2007-2014
	Performance Share Plan	9,500	–	–	–	9,500	2007-2014
	Performance Share Plan	74,794	–	–	–	74,794	2008-2015
	Performance Share Plan	–	59,930 (a)	–	–	59,930	2009-2016
	Performance Share Plan	–	22,089 (b)	–	–	22,089	2009-2016
K S Nargolwala	Performance Share Plan	55,032	–		–	55,032	2006-2013
	Performance Share Plan	42,757	–	–	–	42,757	2007-2014
	Performance Share Plan	21,715	–	–	–	21,715	2007-2014
	Performance Share Plan	74,794	–	–	–	74,794	2008-2015
	Performance Share Plan		59,930 (a)	–	–	59,930	2009-2016
	Performance Share Plan		29,452 (b)	–	–	29,452	2009-2016
P A Sands	Performance Share Plan	65,170	–	65,170 (c)	–	–	–
	Performance Share Plan	48,102	–	–	–	48,102	2007-2014
	Performance Share Plan	36,644	–	–	–	36,644	2007-2014
	Performance Share Plan	97,837	–	–	–	97,837	2008-2015
	Performance Share Plan	–	73,170 (a)	–	–	73,170	2009-2016
	Performance Share Plan	–	35,958 (b)	–	–	35,958	2009-2016
	Restricted Share Scheme	52,216	–	–	–	52,216	2006-2009

The notes for this table are shown on the following page.

Directors' interests in Ordinary Shares continued

Notes (see table on page 63)

(a) Market value on date of award 14 March 2006 was 1435p

(b) Market value on date of award 11 May 2006 was 1460p.

(c) Market value on date of exercise 6 March 2006 was 1512p.

2001 Performance Share Plan (the Plan)

Under the Plan awards of nil price options to acquire shares are granted to the director and will normally be exercised between three and ten years after the date of grant.

Before any award can be exercised under the Plan, certain performance conditions need to be met. The performance conditions are set at the time of the award. 50 per cent of each award is subject to the satisfaction of a relative total shareholder return performance target.The remaining 50 per cent of the award is subject to the satisfaction of an EPS performance target. Further details of the performance conditions can be found in the Company's 2005 Report and Accounts, which is available on the Company's website: http://investors.standardchartered.com

1997 Restricted Share Scheme (the Restricted Share Scheme)

The awards under the Restricted Share Scheme are nil cost options and are not normally granted to executive directors except upon their appointment. Fifty per cent of the award vests two years after the date of grant and the remainder after three years. There are no performance conditions attached to awards under the Restricted Share Scheme.

Further details of the share schemes mentioned above, can be found in the Company's 2005 Report and Accounts, which is available on the Company's website:
http://investors.standardchartered.com

Securities transactions

The Company confirms that it has adopted a code of conduct regarding securities transactions by directors on terms no less exacting than required by Appendix 10 of the Listing Rules of the Hong Kong Stock Exchange, and that the directors of the Company have complied with this code of conduct throughout the period.

Share price information

The middle market price of an ordinary share at the close of business on 30 June 2006 was 1320 pence. The share price range during the first half of 2006 was 1215 pence to 1540 pence (based on the closing middle market prices).

Substantial shareholders

The Company and its shareholders have been granted partial exemption from the disclosure requirements under Part XV of the Securities and Futures Ordinance (SFO).

As a result of this exemption, shareholders no longer have an obligation under the SFO to notify the Company of substantial shareholding interests, and the Company is no longer required to maintain a register of interests of substantial shareholders under section 336 of the SFO. The Company is, however, required to file with the Hong Kong Stock Exchange any disclosure of interests made in the UK.

Dividend and interest payment dates

2006 Interim dividend

Ex dividend date	16 August 2006
Record date for dividend	18 August 2006
Dividend payment date	11 October 2006

2006 Final dividend	**(provisional only)**
Results and dividend announced	27 February 2007

Preference shares	**Next half- yearly dividend**
7⅜ per cent Non-Cumulative Irredeemable preference shares of £1 each	1 October 2006
8¼ per cent Non-Cumulative Irredeemable preference shares of £1 each	1 October 2006
8.9 per cent Non-Cumulative preference shares of $5 each	Dividends paid on the 1st of each calendar quarter

Previous dividend payments

Dividend and financial year	Payment date	Cash dividend per ordinary share	Cost of one new ordinary share under the share dividend scheme
Final 1998	28 May 1999	14.50p	889.5p
Interim 1999	15 October 1999	6.75p	860.8p
Final 1999	26 May 2000	16.10p	797.9p
Interim 2000	13 October 2000	7.425p	974.3p
Final 2000	25 May 2001	17.71p	No offer
Interim 2001	12 October 2001	12.82c/8.6856p	No offer
Final 2001	17 May 2002	29.10c/19.91p	£8.43/$12.32
Interim 2002	15 October 2002	14.10c/9.023p	£6.537/$10.215
Final 2002	13 May 2003	32.9c/20.692p/ HK$2.566	£6.884/$10.946
Interim 2003	10 October 2003	15.51c/9.3625p/HK$1.205	£8.597/$14.242
Final 2003	14 May 2004	36.49c/20.5277p/HK$2.8448	£8.905/$15.830
Interim 2004	8 October 2004	17.06c/9.4851p/HK$1.3303	£9.546/$17.16958
Final 2004	13 May 2005	40.44c/21.145p/HK$3.15156	£9.384/$17.947
Interim 2005	14 October 2005	18.94c/10.7437p/HK$1.46911	£11.878/$21.3578
Final 2005	12 May 2006	45.06c/24.9055p/HK$3.49343	£14.276/$24.77885

ShareCare

ShareCare is available to shareholders on the United Kingdom share register who have a resident address in the United Kingdom. Sharecare allows you to hold your Standard Chartered shares in a nominee account. Your shares can be held in electronic form so you will no longer have to worry about keeping your share certificates safely. If you join ShareCare you will still be invited to attend the Company's AGM and you will still receive your dividend at the same time as everyone else. ShareCare is free to join and there are no annual fees to pay. If you would like to receive more information please contact the shareholder helpline on 0870 702 0138.

Bankers' Automated Clearing System (BACS)

Dividends and loan stock interest can be paid straight into your bank or building society account. Please contact our registrar for a mandate form.

Registrars and shareholder enquiries

If you have any enquiries relating to your shareholding and you hold your shares on the United Kingdom share register, please contact our registrar Computershare Investor Services PLC, at PO Box 82, The Pavilions, Bridgwater Road, Bristol, BS99 7NH. There is a shareholder helpline on 0870 702 0138.

If you hold your shares on the Hong Kong branch register and you have enquiries, please contact Computershare Hong Kong Investor Services Limited, 46th Floor, Hopewell Centre, 183 Queens Road East, Hong Kong. You can check your shareholding at: www.computershare.com

Chinese translation

If you would like a Chinese version of this Interim Report please contact: Computershare Hong Kong Investor Services Limited at 46th Floor, Hopewell Centre, 183 Queens Road East, Hong Kong.

中期報告之中文譯本可向香港中央證券
登記有限公司索取，地址：香港皇后大
道東 183號合和中心46樓。

Shareholders on the Hong Kong branch register who have asked to receive corporate communications in either Chinese or English can change this election by contacting Computershare.

If there is a dispute between any translation and the English version of this Interim Report, the English text shall prevail.

Taxation

Information on taxation applying to dividends paid to you if you are a shareholder in the United Kingdom, Hong Kong and the United States will be sent to you with your dividend documents.

Electronic communications

If you hold your shares on the United Kingdom share register and in future you would like to receive the Report and Accounts and Interim Reports electronically rather than by post, please register online at:

http://investors.standardchartered.com

Then click on Shareholder Resources and follow the instructions. You will need to have your Shareholder or ShareCare Reference number when you log on. You can find this on your share certificate or ShareCare statement.

Independent review report by KPMG Audit Plc to Standard Chartered PLC

Introduction

We have been engaged by the Company to review the financial information set out on pages 29 to 58 and we have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the Company in accordance with the terms of our engagement to assist the Company in meeting the requirements of the Listing Rules of the Financial Services Authority. Our review has been undertaken so that we might state to the Company those matters we are required to state to it in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company for our review work, for this report, or for the conclusions we have reached.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of and has been approved by the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual financial statements except where any changes, and the reasons for them, are disclosed.

This interim financial information has been prepared in accordance with International Financial Reporting Standards as adopted by the EU for interim financial statements (adopted IAS 34 Interim Financial Reporting).

The accounting policies that have been adopted in preparing the financial information are consistent with those that the directors currently intend to use in the next annual financial statements.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 Review of interim financial information issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review is substantially less in scope than an audit performed in accordance with Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2006.

KPMG Audit Plc

Chartered Accountants

London

8 August 2006

Financial Calendar

Ex-dividend date	16 August 2006
Record date	18 August 2006
Expected posting to shareholders of 2006 Interim Report	1 September 2006
Payment date – interim dividend on ordinary shares	11 October 2006

Copies of this statement are available from:

Investor Relations, Standard Chartered PLC, 1 Aldermanbury Square, London, EC2V 7SB or from our website on http://investors.standardchartered.com

For further information please contact:

Annemarie Durbin, Group Head of Corporate Affairs
+44 20 7280 6438

Romy Murray, Head of Investor Relations
+44 20 7280 7245

Ruth Naderer, Head of Investor Relations, Asia Pacific
+852 2820 3075

Sean Farrell, Head of Media Relations
+44 20 7280 7163

The following information will be available on our website

- *A live webcast of the interim results analyst presentation (available from 10.45 am UK time)*
- *The archived webcast and Q/A session of analyst presentation in London (available 1.00 pm UK time)*
- *Interviews with Mervyn Davies, Group Chief Executive and Peter Sands, Group Finance Director (available from 9.15 am UK time)*
- *Slides for the Group's presentations (available after 10.45 am UK time)*

Images of Standard Chartered are available for the media at http://www.standardchartered.com/global/mc/plib/directors_p01.html

Information regarding the Group's commitment to Corporate Responsibility is available at http://www.standardchartered.com/corporateresponsibility

The 2006 Interim Report will be made available on the website of the Stock Exchange of Hong Kong Limited and on our website http://investors.standardchartered.com *as soon as is practicable.*

Forward looking statements

It is possible that this document could or may contain forward-looking statements that are based on current expectations or beliefs, as well as assumptions about future events. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as anticipate, target, expect, estimate, intend, plan, goal, believe, will, may, should, would, could or other words of similar meaning. Undue reliance should not be placed on any such statements because, by their very nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors that could cause actual results, and the Group's plans and objectives, to differ materially from those expressed or implied in the forward-looking statements.

There are several factors which could cause actual results to differ materially from those expressed or implied in forward looking statements. Among the factors that could cause actual results to differ materially from those described in the forward looking statements are changes in the global, political, economic, business, competitive, market and regulatory forces, future exchange and interest rates, changes in tax rates and future business combinations or dispositions.

The Group undertakes no obligation to revise or update any forward looking statement contained within this document, regardless of whether those statements are affected as a result of new information, future events or otherwise.

Designed and produced by Black Sun Plc

Printed in the UK by Park Communications on totally chlorine free stock, 75% of which is produced from de-inked post consumer waste, and 25% produced from mill broke and virgin fibres. This document is fully recyclable.


Making time
Employee
Volunteering
At Standard Chartered, we believe that commitment to our communities is an important part of building a sustainable business.
Our employees regularly make time in their busy lives to take part in community activities around our network. In recognition of their efforts, from this year Standard Chartered will be giving every employee two days a year to volunteer in their community.
To enhance the impact of our existing global community programmes, activities are aligned with "Living with HIV" and "Seeing is Believing", our campaign to raise enough money for one million sight restorations. Employees also support regional initiatives such as "Nets for Life", which aims to distribute one million malaria nets across Africa.
If you have any questions about the programme, please email
employee.volunteering@uk.standardchartered.com

"Volunteering is very important to me. I support my local community and get a better understanding of other people's lives. I am proud to have taken part in this volunteering opportunity."

Liliana Parra, Wholesale Banking, who spent a day working at a local children's HIV/AIDS foundation.

Standard Chartered

Market news

Market news provides comprehensive breaking news stories from a number of sources including all regulatory announcements, AFX UK Focus and RNS Reach. We also have a full two year archive of regulatory announcements – a valuable reference source.

For breaking news on a wide range of investment topics see our investment news section.

Set emails alerts so that you will be notified as soon as new news stories are released.

Market news search options

Name/code: Standard Chartered

Index: Select

Industry sector: Select

Headline type: Select

Released: Select

Date from: 8 Nov 2005

to: 24 Oct 2006

News source: (•) All ( ) Regulatory ( ) RNS Reach ( ) AFX UK Focus ( ) Webcasts

Search

Links

News sou

Regulato

About RN

Corporat

Your search returned 294 news announcements

Page 1 of 30 | 1 | 2 | 3 | 4 | 5 | 6 | 7

Time/Date	Code	Name	Headline
07:00 23-Oct-06	STAN	Standard Chartered PLC	Tender Offer Update
04:05 23-Oct-06	STAN	STANDARD CHARTERED PLC ORD USD0.50	Standard Chartered confirms majority ownership of Taiwan's Hsinchu Intl Bank
02:32 23-Oct-06	STAN	STANDARD CHARTERED PLC ORD USD0.50	UK's Standard Chartered sees no rush to merge with Singapore's DBS - report
15:56 22-Oct-06	STAN	STANDARD CHARTERED PLC ORD USD0.50	Dubai set to increase stake in Standard Chartered bank - report
09:35 20-Oct-06	STAN	Standard Chartered PLC	Shareholder Circular
16:45 18-Oct-06	JPM	JP MORGAN CHASE & CO COM STK USD1	UK's Brown meets with City businessmen, aims to cut back on regulation UPDATE
15:08 18-Oct-06	JPM	JP MORGAN CHASE & CO COM STK USD1	UK's Brown meets with City businessmen, aims to cut back on regulation UPDATE
13:25 18-Oct-06	JPM	JP MORGAN CHASE & CO COM STK USD1	UK's Brown meets with City businessmen, aims to cut back on

			regulatory burden
05:16 17-Oct-06	STAN	STANDARD CHARTERED PLC ORD USD0.50	Taiwan FSC probing Hsinchu Bank share trades ahead of Stanchart deal
10:41 13-Oct-06	UBM	UNITED BUSINESS MEDIA PLC ORD 30 5/14P	BUPA appoints Lord Leitch as chairman

Icon Key

Share price performance chart

Webcast available for this company

Free annual report available for this company

Market news

Market news provides comprehensive breaking news stories from a number of sources including all regulatory announcements, AFX UK Focus and RNS Reach. We also have a full two year archive of regulatory announcements – a valuable reference source.

For breaking news on a wide range of investment topics see our investment news section.

Set emails alerts so that you will be notified as soon as new news stories are released.

Market news search options

Name/code: Standard Chartered
Index: Select
Industry sector: Select
Headline type: Select
Released: Select
Date from: 8 Nov 2005
to: 24 Oct 2006
News source: (•) All ( ) Regulatory ( ) RNS Reach ( ) AFX UK Focus ( ) Webcasts

Search

Links
News soı
Regulatoı
About RN
Corporat

Your search returned 294 news announcements

Page 2 of 30 Prev | 1 | 2 | 3 | 4 | 5 | 6 | 7

Time/Date	Code	Name	Headline
16:52 12-Oct-06	STAN	Standard Chartered PLC	Director/PDMR Shareholding
16:50 12-Oct-06	STAN	Standard Chartered PLC	Director/PDMR Shareholding
16:44 12-Oct-06	STAN	Standard Chartered PLC	Director/PDMR Shareholding
16:42 12-Oct-06	STAN	Standard Chartered PLC	Director/PDMR Shareholding
16:41 12-Oct-06	STAN	Standard Chartered PLC	Director/PDMR Shareholding
16:37 12-Oct-06	STAN	Standard Chartered PLC	Director/PDMR Shareholding
16:33 12-Oct-06	STAN	Standard Chartered PLC	Director/PDMR Shareholding
16:29 12-Oct-06	STAN	Standard Chartered PLC	Director/PDMR Shareholding
16:13 09-Oct-06	STAN	Standard Chartered PLC	Directors' Interests
19:34 06-Oct-06	STAN	STANDARD CHARTERED PLC ORD USD0.50	Dubai's Istithmar buys 1 bln usd stake in Standard Chartered

Page 2 of 30 Prev | 1 | 2 | 3 | 4 | 5 | 6 | 7

Icon Key

Share price performance chart

Webcast available for this company

Free annual report available for this company

Market news

News sources


Bring balance to your portfolio...
London
STOCK EXCHANGE

Market news

Market news provides comprehensive breaking news stories from a number of sources including all regulatory announcements, AFX UK Focus and RNS Reach. We also have a full two year archive of regulatory announcements – a valuable reference source.

For breaking news on a wide range of investment topics see our investment news section.

Set emails alerts so that you will be notified as soon as new news stories are released.

Market news search options

Name/code	Standard Chartered
Index	Select
Industry sector	Select
Headline type	Select
Released ○	Select
Date from ◉	8 Nov 2005
to	24 Oct 2006
News source	◉ All ○ Regulatory ○ RNS Reach ○ AFX UK Focus ○ Webcasts

Search

Links

News sou

Regulato

About RN

Corporat

Your search returned 294 news announcements

Page 3 of 30 Prev | 1 | 2 | 3 | 4 | 5 | 6 | 7

Time/Date	Code	Name	Headline
06:31 06-Oct-06	STAN	STANDARD CHARTERED PLC ORD USD0.50	India's United Breweries buys Whyte & Mackay scotch for 400 mln stg - report
07:35 04-Oct-06	STAN	STANDARD CHARTERED PLC ORD USD0.50	Standard Chartered reviewing asset management ops in India; may sell
04:58 03-Oct-06	48GC	HSBC HLDGS PLC ORD $0.50 (HK REG)	RPT Taiwan's Bank of Overseas Chinese says no M&A talks with HSBC, StanChart
04:48 03-Oct-06	48GC	HSBC HLDGS PLC ORD $0.50 (HK REG)	Taiwan's Bank of Overseas Chinese says no M&A talks with HSBC, StanChart
00:54 03-Oct-06	48GC	HSBC HLDGS PLC ORD $0.50 (HK REG)	HSBC, Standard Chartered keen on Taiwan's Bank of Overseas Chinese - report
14:16 02-Oct-06	STAN	Standard Chartered PLC	Director/PDMR Shareholding
04:36 02-Oct-06	STAN	STANDARD CHARTERED PLC ORD USD0.50	STOCKWATCH Taiwan's Hsinchu Bank up sharply on Standard Chartered acquisition

14:45 29-Sep-06	STAN	Standard Chartered PLC	Results of Placing
14:18 29-Sep-06	STAN	STANDARD CHARTERED PLC ORD USD0.50	Standard Chartered Bank ratings, outlook unchanged on Hsinchu buy - S&P
11:02 29-Sep-06	STAN	STANDARD CHARTERED PLC ORD USD0.50	Taiwan FSC approves Standard Chartered taking up to 100 pct in Hsinchu Intl Bank

Page 3 of 30 Prev | 1 | 2 | 3 | 4 | 5 | 6 | 7

Icon Key

Share price performance chart

Webcast available for this company

Free annual report available for this company

Advertising | FAQs | Glossary | Disclaimer | Privacy po

Market news

News sources

Market news

Market news provides comprehensive breaking news stories from a number of sources including all regulatory announcements, AFX UK Focus and RNS Reach. We also have a full two year archive of regulatory announcements – a valuable reference source.

For breaking news on a wide range of investment topics see our investment news section.

Set emails alerts so that you will be notified as soon as new news stories are released.

Market news search options

Name/code: Standard Chartered

Index: Select

Industry sector: Select

Headline type: Select

Released: Select

Date from: 8 Nov 2005

to: 24 Oct 2006

News source: (•) All ( ) Regulatory ( ) RNS Reach ( ) AFX UK Focus ( ) Webcasts

Search

Links

News sou

Regulato

About RN

Corporat

Your search returned 294 news announcements

Page 4 of 30

Prev | 1 | 2 | 3 | 4 | 5 | 6 | 7

Time/Date	Code	Name	Headline
11:00 29-Sep-06	STAN	STANDARD CHARTERED PLC ORD USD0.50	Taiwan FSC approves Standard Chartered taking up to 100 pct in Hsinchu Intl Bank
10:50 29-Sep-06	RBS	ROYAL BANK OF SCOTLAND GROUP PLC ORD 25P	London shares break the 6,000 level by midmorning; Man Group rises to top spot
10:09 29-Sep-06	STAN	STANDARD CHARTERED PLC ORD USD0.50	Standard Chartered to buy Taiwan's Hsinchu Bank for 1.2 bln usd UPDATE
09:32 29-Sep-06	STAN	STANDARD CHARTERED PLC ORD USD0.50	Standard Chartered ratings affirmed after Taiwan bank acquisition news - Moody's
09:22 29-Sep-06	STAN	STANDARD CHARTERED PLC ORD USD0.50	Standard Chartered Bank ratings affirmed after Taiwan bank acquisition - Moody's
09:07 29-Sep-06	STAN	STANDARD CHARTERED PLC ORD USD0.50	Standard Chartered to buy Taiwan's Hsinchu Bank for 1.2 bln usd - UPDATE2
08:38 29-Sep-06	STAN	STANDARD CHARTERED	Standard Chartered to buy Taiwan's Hsinchu Bank for 1.2 bln usd

		PLC ORD USD0.50	UPDATE
07:58 29-Sep-06	STAN	STANDARD CHARTERED PLC ORD USD0.50	Standard Chartered to buy Hsinchu International Bank for 1.2 bln usd UPDATE
07:49 29-Sep-06	STAN	STANDARD CHARTERED PLC ORD USD0.50	Standard Chartered to buy Hsinchu International Bank for 1.2 bln usd UPDATE
07:40 29-Sep-06	STAN	STANDARD CHARTERED PLC ORD USD0.50	Standard Chartered to buy Hsinchu International Bank for 1.2 bln usd - sources

Page 4 of 30 Prev | 1 | 2 | 3 | 4 | 5 | 6 | 7

Icon Key

Share price performance chart

Webcast available for this company

Free annual report available for this company

Advertising | FAQs | Glossary | Disclaimer | Privacy po

Market news

Market news provides comprehensive breaking news stories from a number of sources including all regulatory announcements, AFX UK Focus and RNS Reach. We also have a full two year archive of regulatory announcements – a valuable reference source.

For breaking news on a wide range of investment topics see our investment news section.

Set emails alerts so that you will be notified as soon as new news stories are released.

Market news search options

Name/code: Standard Chartered

Index: Select

Industry sector: Select

Headline type: Select

Released: Select

Date from: 8 Nov 2005

to: 24 Oct 2006

News source: (•) All ( ) Regulatory ( ) RNS Reach ( ) AFX UK Focus ( ) Webcasts

Search

Links

News sou

Regulato

About RN

Corporat

Your search returned 294 news announcements

Page 5 of 30

Prev | 1 | 2 | 3 | 4 | 5 | 6 | 7

Time/Date	Code	Name	Headline
07:23 29-Sep-06	STAN	Standard Chartered PLC	Acquisition
03:41 29-Sep-06	STAN	STANDARD CHARTERED PLC ORD USD0.50	Standard Chartered requests trading suspension in Hong Kong pending announcement
08:34 27-Sep-06	STAN	STANDARD CHARTERED PLC ORD USD0.50	Standard Chartered Malaysia ratings affirmed at AAA/P1- RAM
15:25 26-Sep-06	47JQ	Standard Chartered Bank	Publication of Prospectus
06:40 14-Sep-06	CRD	CREDIT SUISSE GROUP CHF0.50	Credit Suisse to appoint head of investment banking for India today - report
16:30 12-Sep-06	STAN	Standard Chartered PLC	Holding(s) in Company
12:23 12-Sep-06	STAN	STANDARD CHARTERED PLC ORD USD0.50	Standard Chartered sees double-digit growth for China wholesale banking ops
09:11 11-Sep-06	STAN	Standard Chartered PLC	Director/PDMR Shareholding
19:21 06-Sep-06	STAN	STANDARD CHARTERED PLC ORD USD0.50	Standard Chartered completes acquisition of Pakistan's Union Bank

16:31 06-Sep-06	STAN	Standard Chartered PLC	Completion of Acquisition

Icon Key

Share price performance chart

Webcast available for this company

Free annual report available for this company

Market news

Market news provides comprehensive breaking news stories from a number of sources including all regulatory announcements, AFX UK Focus and RNS Reach. We also have a full two year archive of regulatory announcements – a valuable reference source.

For breaking news on a wide range of investment topics see our investment news section.

Set emails alerts so that you will be notified as soon as new news stories are released.

Market news search options

Name/code: Standard Chartered

Index: Select

Industry sector: Select

Headline type: Select

Released: Select

Date from: 8 Nov 2005

to: 24 Oct 2006

News source: (•) All ( ) Regulatory ( ) RNS Reach ( ) AFX UK Focus ( ) Webcasts

Search

Links
News so
Regulato
About RN
Corporat

Your search returned 294 news announcements

Page 6 of 30

Prev | 1 | 2 | 3 | 4 | 5 | 6 | 7

Time/Date	Code	Name	Headline
16:51 05-Sep-06	STAN	STANDARD CHARTERED PLC ORD USD0.50	Standard Chartered says 96 mln usd spent on increased stake in Bank Permata
16:26 05-Sep-06	STAN	Standard Chartered PLC	Additional holding in Permata
10:33 05-Sep-06	STAN	STANDARD CHARTERED PLC ORD USD0.50	Indonesia govt sells 25.9 pct stake in Bank Permata for 1.76 trln rupiah
07:06 05-Sep-06	CGP	CITIGROUP INC COM STK USD0.01	Citigroup, StanChart join race to acquire India's United Western Bank - report
09:56 01-Sep-06	STAN	Standard Chartered PLC	Doc re. Interim Report
15:14 30-Aug-06	STAN	Standard Chartered PLC	Holding(s) in Company
15:11 30-Aug-06	STAN	Standard Chartered PLC	Holding(s) in Company
15:10 30-Aug-06	STAN	Standard Chartered PLC	Holding(s) in Company
06:04 29-Aug-06	STAN	STANDARD CHARTERED PLC ORD USD0.50	INTERVIEW - China Bohai Bank seeks first combined yuan/forex derivative license
13:30 25-Aug-06	STAN	Standard Chartered PLC	Holding(s) in Company

Icon Key

Share price performance chart

Webcast available for this company

Free annual report available for this company

Market news

Market news provides comprehensive breaking news stories from a number of sources including all regulatory announcements, AFX UK Focus and RNS Reach. We also have a full two year archive of regulatory announcements – a valuable reference source.

For breaking news on a wide range of investment topics see our investment news section.

Set emails alerts so that you will be notified as soon as new news stories are released.

Market news search options

Name/code: Standard Chartered

Index: Select

Industry sector: Select

Headline type: Select

Released: Select

Date from: 8 Nov 2005

to: 24 Oct 2006

News source: (•) All ( ) Regulatory ( ) RNS Reach ( ) AFX UK Focus ( ) Webcasts

Search

Links

- News sou
- Regulato
- About RN
- Corporat

Your search returned 294 news announcements

Page 7 of 30 Prev | 1 | 2 | 3 | 4 | 5 | 6 | 7

Time/Date	Code	Name	Headline
10:57 25-Aug-06	STAN	Standard Chartered PLC	Holding(s) in Company
08:10 25-Aug-06	STAN	STANDARD CHARTERED PLC ORD USD0.50	SKorea's Standard Chartered First Bank rating affirmed on stong parent - Fitch
11:01 23-Aug-06	STAN	Standard Chartered PLC	Holding(s) in Company
14:22 22-Aug-06	STAN	Standard Chartered PLC	Holding(s) in Company
14:15 22-Aug-06	STAN	Standard Chartered PLC	Holding(s) in Company
12:15 22-Aug-06	STAN	Standard Chartered PLC	Holding(s) in Company
16:06 21-Aug-06	STAN	Standard Chartered PLC	Holding(s) in Company
17:00 18-Aug-06	STAN	Standard Chartered PLC	Holding(s) in Company
09:07 18-Aug-06	STAN	Standard Chartered PLC	Additional Listing
08:47 17-Aug-06	STAN	Standard Chartered PLC	Additional Listing

Page 7 of 30 Prev | 1 | 2 | 3 | 4 | 5 | 6 | 7

Icon Key

Share price performance chart

Webcast available for this company

Free annual report available for this company

Market news

Market news provides comprehensive breaking news stories from a number of sources including all regulatory announcements, AFX UK Focus and RNS Reach. We also have a full two year archive of regulatory announcements – a valuable reference source.

For breaking news on a wide range of investment topics see our investment news section.

Set emails alerts so that you will be notified as soon as new news stories are released.

Market news search options

Name/code: Standard Chartered
Index: Select
Industry sector: Select
Headline type: Select
Released: Select
Date from: 8 Nov 2005
to: 24 Oct 2006
News source: (•) All ( ) Regulatory ( ) RNS Reach ( ) AFX UK Focus ( ) Webcasts

Search

Links
News sou
Regulato
About RN
Corporat

Your search returned 294 news announcements

Page 8 of 30 Prev | 1 | 2 | 3 | 4 | 5 | 6 | 7

Time/Date	Code	Name	Headline
08:29 16-Aug-06	STAN	Standard Chartered PLC	Additional Listing
08:53 15-Aug-06	STAN	Standard Chartered PLC	Additional Listing
09:17 14-Aug-06	STAN	Standard Chartered PLC	Additional Listing
09:27 11-Aug-06	STAN	Standard Chartered PLC	Additional Listing
11:38 10-Aug-06	STAN	Standard Chartered PLC	Additional Listing
16:29 09-Aug-06	STAN	STANDARD CHARTERED PLC ORD USD0.50	Standard Chartered to buy 80.86 pct of Pakistan's Union Bank UPDATE
16:04 09-Aug-06	STAN	STANDARD CHARTERED PLC ORD USD0.50	Standard Chartered to buy majority in Pakistan's Union Bank for 413 mln usd
15:38 09-Aug-06	STAN	Standard Chartered PLC	Acquisition
09:59 09-Aug-06	STAN	Standard Chartered PLC	Preference Shares Redemption
08:58 09-Aug-06	STAN	Standard Chartered PLC	Additional Listing

Page 8 of 30 Prev | 1 | 2 | 3 | 4 | 5 | 6 | 7

Icon Key

Share price performance chart

Webcast available for this company

Free annual report available for this company

Market news

Market news provides comprehensive breaking news stories from a number of sources including all regulatory announcements, AFX UK Focus and RNS Reach. We also have a full two year archive of regulatory announcements – a valuable reference source.

For breaking news on a wide range of investment topics see our investment news section.

Set emails alerts so that you will be notified as soon as new news stories are released.

Market news search options

Name/code: Standard Chartered

Index: Select

Industry sector: Select

Headline type: Select

Released: Select

Date from: 8 Nov 2005

to: 24 Oct 2006

News source: (•) All ( ) Regulatory ( ) RNS Reach ( ) AFX UK Focus ( ) Webcasts

Search

Links

News s

Regula

About F

Corpor

Your search returned 294 news announcements

Page 9 of 30 Prev | 1 | 2 | 3 | 4 | 5 | 6

Time/Date	Code	Name	Headline
00:56 09-Aug-06	STAN	STANDARD CHARTERED PLC ORD USD0.50	Standard Chartered pulls out of bid for SKorea's LG Card - report
17:26 08-Aug-06	STAN	Standard Chartered PLC	Director/PDMR Shareholding
13:10 08-Aug-06	STAN	STANDARD CHARTERED PLC ORD USD0.50	Standard Chartered H1 profit up 15 pct UPDATE
12:01 08-Aug-06	STAN	Standard Chartered PLC	Additional Listing
11:49 08-Aug-06	STAN	STANDARD CHARTERED PLC ORD USD0.50	Standard Chartered Hong Kong ops H1 net interest income up 24 pct - UPDATI
10:32 08-Aug-06	STAN	STANDARD CHARTERED PLC ORD USD0.50	Standard Chartered H1 profit up 15 pct UPDATE
09:50 08-Aug-06	STAN	STANDARD CHARTERED PLC ORD USD0.50	Standard Chartered Hong Kong ops H1 net interest income up 24 pct

09:49 08-Aug-06	STAN	STANDARD CHARTERED PLC ORD USD0.50	Standard Chartered H1 profit up 15 pct
09:37 08-Aug-06	STAN	STANDARD CHARTERED PLC ORD USD0.50	*STANDARD CHARTERED HONG KONG OPS H1 PROFIT AFTER TAX 3.05 BLN HKD, UP 47 PCT
09:36 08-Aug-06	STAN	STANDARD CHARTERED PLC ORD USD0.50	*STANDARD CHARTERED HK OPS H TOTAL OPG INCOME 6.18 BLN HKD, UP 14 PCT

Page 9 of 30 Prev | 1 | 2 | 3 | 4 | 5 | 6

Icon Key

- Share price performance chart
- Webcast available for this company
- Free annual report available for this company

Market news

Market news provides comprehensive breaking news stories from a number of sources including all regulatory announcements, AFX UK Focus and RNS Reach. We also have a full two year archive of regulatory announcements – a valuable reference source.

For breaking news on a wide range of investment topics see our investment news section.

Set emails alerts so that you will be notified as soon as new news stories are released.

Market news search options

Name/code: Standard Chartered

Index: Select

Industry sector: Select

Headline type: Select

Released: Select

Date from: 8 Nov 2005

to: 24 Oct 2006

News source: (•) All ( ) Regulatory ( ) RNS Reach ( ) AFX UK Focus ( ) Webcasts

Search

Links

News so

Regulato

About RN

Corporat

Your search returned 294 news announcements

Page 10 of 30

Prev | 1 | 2 | 3 | 4 | 5 | 6 | 7

Time/Date	Code	Name	Headline
09:35 08-Aug-06	STAN	STANDARD CHARTERED PLC ORD USD0.50	*STANDARD CHARTERED HK OPS H1 NET INTEREST INCOME 4.25 BLN HKD, UP 24 PCT
09:35 08-Aug-06	STAN	STANDARD CHARTERED PLC ORD USD0.50	*STANDARD CHARTERED HONG KONG OPS H1 PRE-TAX PROFIT 3.69 BLN HKD, UP 49 PCT
09:15 08-Aug-06	STAN	Standard Chartered PLC	Interim Results
15:49 07-Aug-06	STAN	Standard Chartered PLC	Holding(s) in Company
10:00 07-Aug-06	STAN	Standard Chartered PLC	Additional Listing
09:06 04-Aug-06	STAN	Standard Chartered PLC	Additional Listing
15:15 03-Aug-06	STAN	Standard Chartered PLC	Holding(s) in Company
14:53 03-Aug-06	STAN	Standard Chartered PLC	Directors' Interests
		Standard Chartered	

09:43 03-Aug-06	STAN	PLC	Additional Listing
11:13 02-Aug-06	STAN	Standard Chartered PLC	Additional Listing

Page 10 of 30 Prev | 1 | 2 | 3 | 4 | 5 | 6 | 7

Icon Key

Share price performance chart

Webcast available for this company

Free annual report available for this company

Advertising | FAQs | Glossary | Disclaimer | Privacy po

Market news

Market news provides comprehensive breaking news stories from a number of sources including all regulatory announcements, AFX UK Focus and RNS Reach. We also have a full two year archive of regulatory announcements – a valuable reference source.

For breaking news on a wide range of investment topics see our investment news section.

Set emails alerts so that you will be notified as soon as new news stories are released.

Market news search options

Name/code: Standard Chartered
Index: Select
Industry sector: Select
Headline type: Select
Released: Select
Date from: 8 Nov 2005
to: 24 Oct 2006
News source: (•) All ( ) Regulatory ( ) RNS Reach ( ) AFX UK Focus ( ) Webcasts

Search

Links
News sou
Regulato
About RN
Corporat

Your search returned 294 news announcements

Page 11 of 30 << | Prev | 11 | 12 | 13 | 14 | 15 | 16 | 17 |

Time/Date	Code	Name	Headline
09:30 01-Aug-06	STAN	Standard Chartered PLC	Additional Listing
13:51 31-Jul-06	STAN	Standard Chartered PLC	Additional Listing
11:33 28-Jul-06	STAN	Standard Chartered PLC	Additional Listing
02:18 28-Jul-06	STAN	STANDARD CHARTERED PLC ORD USD0.50	China's Bohai Bank end-June outstanding loans 4.39 bln yuan - report
09:52 27-Jul-06	STAN	Standard Chartered PLC	Additional Listing
09:31 26-Jul-06	STAN	Standard Chartered PLC	Additional Listing
09:54 25-Jul-06	DBK	DEUTSCHE BANK AG ORD NPV(REGD)	Greece's Alpha, Piraeus Bank eye Turkeys Oyakbank - reports
08:39 25-Jul-06	STAN	Standard Chartered PLC	Additional Listing
09:43 24-Jul-06	STAN	Standard Chartered PLC	Additional Listing
15:54 21-Jul-06	STAN	Standard Chartered PLC	Holding(s) in Company

Page 11 of 30 << | Prev | 11 | 12 | 13 | 14 | 15 | 16 | 17 |

Icon Key

Share price performance chart

Webcast available for this company

Free annual report available for this company

Market news

Market news provides comprehensive breaking news stories from a number of sources including all regulatory announcements, AFX UK Focus and RNS Reach. We also have a full two year archive of regulatory announcements – a valuable reference source.

For breaking news on a wide range of investment topics see our investment news section.

Set emails alerts so that you will be notified as soon as new news stories are released.

Market news search options

Name/code: Standard Chartered

Index: Select

Industry sector: Select

Headline type: Select

Released: Select

Date from: 8 Nov 2005

to: 24 Oct 2006

News source: (•) All ( ) Regulatory ( ) RNS Reach ( ) AFX UK Focus ( ) Webcasts

Search

Links

News sou

Regulato

About RN

Corporat

Your search returned 294 news announcements

Page 12 of 30 << | Prev | 11 | 12 | 13 | 14 | 15 | 16 | 17 |

Time/Date	Code	Name	Headline
09:55 21-Jul-06	STAN	Standard Chartered PLC	Additional Listing
09:52 20-Jul-06	STAN	Standard Chartered PLC	Additional Listing
04:14 20-Jul-06	48GC	HSBC HLDGS PLC ORD $0.50 (HK REG)	Hong Kong's Link REIT to issue 3.6 bln hkd notes to refinance debt
09:12 19-Jul-06	STAN	Standard Chartered PLC	Additional Listing
10:30 18-Jul-06	STAN	STANDARD CHARTERED PLC ORD USD0.50	RPT Standard Chartered to buy 49 pct stake in Pakistan bank - Pakistan officials
10:23 18-Jul-06	STAN	STANDARD CHARTERED PLC ORD USD0.50	Standard Chartered to buy 49 pct stake in Pakistan's Union Bank - bank officials
09:49 18-Jul-06	STAN	Standard Chartered PLC	Additional Listing
04:18 18-Jul-06	STAN	STANDARD CHARTERED PLC ORD USD0.50	Standard Chartered to buy 66 pct of Pakistan bank for 338 mln usd - report
11:37 17-Jul-06	STAN	STANDARD CHARTERED PLC ORD USD0.50	Standard Chartered to offer full 6 days service in all Hong Kong branches
11:02 17-Jul-06	STAN	Standard Chartered PLC	Additional Listing

Page 12 of 30 << | Prev | 11 | 12 | 13 | 14 | 15 | 16 | 17 |

Icon Key

Share price performance chart

Webcast available for this company

Free annual report available for this company

Market news

Market news provides comprehensive breaking news stories from a number of sources including all regulatory announcements, AFX UK Focus and RNS Reach. We also have a full two year archive of regulatory announcements – a valuable reference source.

For breaking news on a wide range of investment topics see our investment news section.

Set emails alerts so that you will be notified as soon as new news stories are released.

Market news search options

Name/code: Standard Chartered
Index: Select
Industry sector: Select
Headline type: Select
Released: Select
Date from: 8 Nov 2005
to: 24 Oct 2006
News source: (•) All ( ) Regulatory ( ) RNS Reach ( ) AFX UK Focus ( ) Webcasts

Search

Links
News sou
Regulato
About RN
Corporat

Your search returned 294 news announcements

Page 13 of 30 << | Prev | 11 | 12 | 13 | 14 | 15 | 16 | 17 |

Time/Date	Code	Name	Headline
17:54 16-Jul-06	STAN	STANDARD CHARTERED PLC ORD USD0.50	Standard Chartered plans 3 bln stg buying spree; Pakistan bank targeted - report
13:30 13-Jul-06	STAN	Standard Chartered PLC	Additional Listing
06:03 13-Jul-06	STAN	STANDARD CHARTERED PLC ORD USD0.50	Standard Chartered completes 370 mln hkd investment in China's Greentown
10:12 12-Jul-06	STAN	Standard Chartered PLC	Additional Listing
10:13 11-Jul-06	PRU	PRUDENTIAL PLC ORD 5P	Paternoster appoints Lord Turner as non-exec, looks for deals
09:02 11-Jul-06	STAN	Standard Chartered PLC	Additional Listing
08:52 10-Jul-06	STAN	Standard Chartered PLC	Additional Listing
08:50 07-Jul-06	STAN	Standard Chartered PLC	Additional Listing
13:53 06-Jul-06	STAN	Standard Chartered PLC	Director Declaration
12:28 06-Jul-06	STAN	Standard Chartered PLC	Additional Listing

Page 13 of 30 << | Prev | 11 | 12 | 13 | 14 | 15 | 16 | 17 |

Icon Key

Share price performance chart

Webcast available for this company

Free annual report available for this company

Market news

Market news provides comprehensive breaking news stories from a number of sources including all regulatory announcements, AFX UK Focus and RNS Reach. We also have a full two year archive of regulatory announcements – a valuable reference source.

For breaking news on a wide range of investment topics see our investment news section.

Set emails alerts so that you will be notified as soon as new news stories are released.

Market news search options

Name/code: Standard Chartered
Index: Select
Industry sector: Select
Headline type: Select
Released: Select
Date from: 8 Nov 2005
to: 24 Oct 2006
News source: (•) All ( ) Regulatory ( ) RNS Reach ( ) AFX UK Focus ( ) Webcasts

Search

Links
News sou
Regulato
About RN
Corporat

Your search returned 294 news announcements

Page 14 of 30 << | Prev | 11 | 12 | 13 | 14 | 15 | 16 | 17 |

Time/Date	Code	Name	Headline
11:49 05-Jul-06	STAN	Standard Chartered PLC	Directorate Change
09:50 05-Jul-06	STAN	Standard Chartered PLC	Directors' Interests
09:49 05-Jul-06	STAN	Standard Chartered PLC	Additional Listing
08:56 03-Jul-06	48GC	HSBC HLDGS PLC ORD $0.50 (HK REG)	Hong Kong banks' end-April China assets rise 30 pct on yr to 26.33 bln usd -CBRC
08:41 03-Jul-06	48GC	HSBC HLDGS PLC ORD $0.50 (HK REG)	China's CBRC chief cautions Hong Kong banks seeking to enter wealth mgmt market
02:05 03-Jul-06	STAN	STANDARD CHARTERED PLC ORD USD0.50	Standard Chartered Hong Kong expects stable net interest margin in H2 - report
10:33 30-Jun-06	STAN	STANDARD CHARTERED PLC ORD USD0.50	Standard Chartered keeps Hong Kong prime lending rate unchanged at 8.25 pct
10:26 30-Jun-06	STAN	STANDARD CHARTERED PLC	*STANDARD CHARTERED KEEPS HONG KONG PRIME LENDING RATE

		ORD USD0.50	UNCHANGED AT 8.25 PCT
12:47 28-Jun-06	STAN	STANDARD CHARTERED PLC ORD USD0.50	Standard Chartered says on course for 15 pct FY profit growth UPDATE
10:55 28-Jun-06	STAN	STANDARD CHARTERED PLC ORD USD0.50	Standard Chartered sees good H1 operating profit growth UPDATE

Icon Key

Share price performance chart

Webcast available for this company

Free annual report available for this company

Market news

Market news provides comprehensive breaking news stories from a number of sources including all regulatory announcements, AFX UK Focus and RNS Reach. We also have a full two year archive of regulatory announcements – a valuable reference source.

For breaking news on a wide range of investment topics see our investment news section.

Set emails alerts so that you will be notified as soon as new news stories are released.

Market news search options

Name/code: Standard Chartered

Index: Select

Industry sector: Select

Headline type: Select

Released: Select

Date from: 8 Nov 2005

to: 24 Oct 2006

News source: (•) All ( ) Regulatory ( ) RNS Reach ( ) AFX UK Focus ( ) Webcasts

Search

Links
News sou
Regulato
About RN
Corporat

Your search returned 294 news announcements

Page 15 of 30 << | Prev | 11 | 12 | 13 | 14 | 15 | 16 | 17 |

Time/Date	Code	Name	Headline
10:17 28-Jun-06	STAN	STANDARD CHARTERED PLC ORD USD0.50	Standard Chartered sees good H1 operating profit growth UPDATE
09:57 28-Jun-06	STAN	STANDARD CHARTERED PLC ORD USD0.50	Standard Chartered sees good H1 operating profit growth
09:22 28-Jun-06	STAN	Standard Chartered PLC	Trading Statement
08:39 28-Jun-06	STAN	Standard Chartered PLC	Additional Listing
13:07 26-Jun-06	BNP	BNP PARIBAS EUR2	Privatisation of Egypt's Bank of Alexandria attracts 12 suitors
11:33 26-Jun-06	STAN	Standard Chartered PLC	Additional Listing
11:22 23-Jun-06	STAN	Standard Chartered PLC	Additional Listing
07:00 20-Jun-06	STAN	Standard Chartered PLC	Additional Listing
13:08 19-Jun-06	STAN	Standard Chartered PLC	Additional Listing
18:27 16-Jun-06	STAN	STANDARD CHARTERED PLC ORD USD0.50	Standard Chartered to buy 25 pct of First Africa

Page 15 of 30 << | Prev | 11 | 12 | 13 | 14 | 15 | 16 | 17 |

Icon Key

Share price performance chart

Webcast available for this company

Free annual report available for this company

Market news

Market news provides comprehensive breaking news stories from a number of sources including all regulatory announcements, AFX UK Focus and RNS Reach. We also have a full two year archive of regulatory announcements – a valuable reference source.

For breaking news on a wide range of investment topics see our investment news section.

Set emails alerts so that you will be notified as soon as new news stories are released.

Market news search options

Name/code: Standard Chartered
Index: Select
Industry sector: Select
Headline type: Select
Released: Select
Date from: 8 Nov 2005
to: 24 Oct 2006
News source: (•) All ( ) Regulatory ( ) RNS Reach ( ) AFX UK Focus ( ) Webcasts

Search

Links
News sou
Regulato
About RN
Corporat

Your search returned 294 news announcements

Page 16 of 30 << | Prev | 11 | 12 | 13 | 14 | 15 | 16 | 17 |

Time/Date	Code	Name	Headline
18:01 16-Jun-06	STAN	Standard Chartered PLC	Acquisition
10:34 16-Jun-06	SWRA	SWIRE PACIFIC SER 'A'HK$0.60	Hong Kong's Swire Pacific taps Standard Chartered to arrange 3 bln hkd facility
13:46 15-Jun-06	STAN	Standard Chartered PLC	Additional Listing
10:20 09-Jun-06	TTP	Lehman Brothers Intl (Europe)	Stabilisation Notice
09:32 08-Jun-06	STAN	Standard Chartered PLC	Holding(s) in Company
14:08 07-Jun-06	STAN	STANDARD CHARTERED PLC ORD USD0.50	Standard Chartered rating raised to 'A' from 'A-' - S&P
10:07 07-Jun-06	STAN	STANDARD CHARTERED PLC ORD USD0.50	Standard Chartered Bank long-term ratings raised to 'A+' from 'A' - S&P
13:30 06-Jun-06	VOD	VODAFONE GROUP PLC ORD SHS $0.10	UK businesses call for tougher government stance on climate change UPDATE
12:35 06-Jun-06	VOD	VODAFONE GROUP PLC ORD SHS $0.10	UK businesses call for tougher government stance on climate change

10:10 02-Jun-06	STAN	Standard Chartered PLC	Director/PDMR Shareholding

Icon Key

Share price performance chart

Webcast available for this company

Free annual report available for this company

Market news

Market news provides comprehensive breaking news stories from a number of sources including all regulatory announcements, AFX UK Focus and RNS Reach. We also have a full two year archive of regulatory announcements – a valuable reference source.

For breaking news on a wide range of investment topics see our investment news section.

Set emails alerts so that you will be notified as soon as new news stories are released.

Market news search options

Name/code: Standard Chartered

Index: Select

Industry sector: Select

Headline type: Select

Released: Select

Date from: 8 Nov 2005

to: 24 Oct 2006

News source: (•) All ( ) Regulatory ( ) RNS Reach ( ) AFX UK Focus ( ) Webcasts

Search

Links

News sou

Regulato

About RN

Corporat

Your search returned 294 news announcements

Page 17 of 30 << | Prev | 11 | 12 | 13 | 14 | 15 | 16 | 17 |

Time/Date	Code	Name	Headline
02:27 29-May-06	STAN	STANDARD CHARTERED PLC ORD USD0.50	China's small, medium businesses to be focus for Standard Chartered - report
10:02 25-May-06	STAN	STANDARD CHARTERED PLC ORD USD0.50	Planet Payment links up with Standard Chartered in China
07:55 25-May-06	STAN	STANDARD CHARTERED PLC ORD USD0.50	Standard Chartered Private Equity to buy into China real estate co
15:27 19-May-06		SGA Societe Generale Acceptance N.V.	Various listed CFDs
13:58 19-May-06	STAN	Standard Chartered PLC	Holding(s) in Company
13:54 19-May-06	STAN	Standard Chartered PLC	Directors' interests
17:23 18-May-06	STAN	Standard Chartered PLC	Director/PDMR Shareholding
17:12 18-May-06	STAN	Standard Chartered PLC	Director/PDMR Shareholding
07:28 15-May-06	STAN	STANDARD CHARTERED PLC ORD USD0.50	SKorea's SC First Bank Q1 net profit up 81.4 pct led by non-interest income
10:36 12-May-06	STAN	Standard Chartered PLC	Director/PDMR Shareholding

Page 17 of 30 << | Prev | 11 | 12 | 13 | 14 | 15 | 16 | 17 |

Icon Key

- Share price performance chart
- Webcast available for this company
- Free annual report available for this company

Market news

Market news provides comprehensive breaking news stories from a number of sources including all regulatory announcements, AFX UK Focus and RNS Reach. We also have a full two year archive of regulatory announcements – a valuable reference source.

For breaking news on a wide range of investment topics see our investment news section.

Set emails alerts so that you will be notified as soon as new news stories are released.

Market news search options

Name/code: Standard Chartered

Index: Select

Industry sector: Select

Headline type: Select

Released: Select

Date from: 8 Nov 2005

to: 24 Oct 2006

News source: (•) All ( ) Regulatory ( ) RNS Reach ( ) AFX UK Focus ( ) Webcasts

Search

Links

News sou

Regulato

About RN

Corporat

Your search returned 294 news announcements

Page 18 of 30 << | Prev | 11 | 12 | 13 | 14 | 15 | 16 | 17 |

Time/Date	Code	Name	Headline
10:35 12-May-06	STAN	Standard Chartered PLC	Director/PDMR Shareholding
10:32 12-May-06	STAN	Standard Chartered PLC	Director/PDMR Shareholding
10:29 12-May-06	STAN	Standard Chartered PLC	Director/PDMR Shareholding
10:29 12-May-06	STAN	Standard Chartered PLC	Director/PDMR Shareholding
10:05 12-May-06	STAN	Standard Chartered PLC	Director/PDMR Shareholding
10:03 12-May-06	STAN	Standard Chartered PLC	Director/PDMR Shareholding
10:01 12-May-06	STAN	Standard Chartered PLC	Director/PDMR Shareholding
09:59 12-May-06	STAN	Standard Chartered PLC	Director/PDMR Shareholding
09:58 12-May-06	STAN	Standard Chartered PLC	Director/PDMR Shareholding
09:54 12-May-06	STAN	Standard Chartered PLC	Director/PDMR Shareholding

Page 18 of 30 << | Prev | 11 | 12 | 13 | 14 | 15 | 16 | 17 |

Icon Key

Share price performance chart

Webcast available for this company

Free annual report available for this company

Market news

Market news provides comprehensive breaking news stories from a number of sources including all regulatory announcements, AFX UK Focus and RNS Reach. We also have a full two year archive of regulatory announcements – a valuable reference source.

For breaking news on a wide range of investment topics see our investment news section.

Set emails alerts so that you will be notified as soon as new news stories are released.

Market news search options

Name/code: Standard Chartered

Index: Select

Industry sector: Select

Headline type: Select

Released: Select

Date from: 8 Nov 2005

to: 24 Oct 2006

News source: (•) All ( ) Regulatory ( ) RNS Reach ( ) AFX UK Focus ( ) Webcasts

Search

Links

News sou

Regulato

About RN

Corporat

Your search returned 294 news announcements

Page 19 of 30 << | Prev | 11 | 12 | 13 | 14 | 15 | 16 | 17 |

Time/Date	Code	Name	Headline
09:51 12-May-06	STAN	Standard Chartered PLC	Director/PDMR Shareholding
09:49 12-May-06	STAN	Standard Chartered PLC	Director/PDMR Shareholding
13:17 11-May-06	47JQ	Standard Chartered Bank	Preferred Securities
11:15 11-May-06	STAN	STANDARD CHARTERED PLC ORD USD0.50	Standard Chartered keeps Hong Kong prime lending rate unchanged at 8.25 pct
15:21 05-May-06	STAN	Standard Chartered PLC	Documents for Inspection
11:07 05-May-06	STAN	Standard Chartered PLC	Result of AGM
13:12 04-May-06	STAN	STANDARD CHARTERED PLC ORD USD0.50	Standard Chartered says performance to date in line with previous outlook
11:51 04-May-06	STAN	Standard Chartered PLC	Directorate Change
11:50 04-May-06	STAN	Standard Chartered PLC	AGM Statement
15:02 03-May-06	TTP	Lehman Brothers Intl (Europe)	Stabilisation Notice

Page 19 of 30 << | Prev | 11 | 12 | 13 | 14 | 15 | 16 | 17 |

Icon Key

Share price performance chart

Webcast available for this company

Free annual report available for this company

Market news

Market news provides comprehensive breaking news stories from a number of sources including all regulatory announcements, AFX UK Focus and RNS Reach. We also have a full two year archive of regulatory announcements – a valuable reference source.

For breaking news on a wide range of investment topics see our investment news section.

Set emails alerts so that you will be notified as soon as new news stories are released.

Market news search options

Name/code: Standard Chartered
Index: Select
Industry sector: Select
Headline type: Select
Released: Select
Date from: 8 Nov 2005
to: 24 Oct 2006
News source: (•) All ( ) Regulatory ( ) RNS Reach ( ) AFX UK Focus ( ) Webcasts

Search

Links
News sou
Regulato
About RN
Corporat

Your search returned 294 news announcements

Page 20 of 30 << | Prev | 11 | 12 | 13 | 14 | 15 | 16 | 17 |

Time/Date	Code	Name	Headline
10:39 03-May-06	BSY	BRITISH SKY BROADCASTING GROUP PLC ORD 50P	London shares slip back in midmorning trade as BSkyB, BAT weakness weighs
16:16 28-Apr-06	RBS	ROYAL BANK OF SCOTLAND GROUP PLC ORD 25P	RPT RBOS says Bank of China partnership making encouraging progress - UPDATE
16:09 28-Apr-06	RBS	ROYAL BANK OF SCOTLAND GROUP PLC ORD 25P	RBOS says Bank of China partnership making encouraging progress UPDATE
02:38 26-Apr-06	STAN	STANDARD CHARTERED PLC ORD USD0.50	Indonesia's Tunas Financindo gets 60 mln usd loan from Standard Chartered
14:08 24-Apr-06	STAN	Standard Chartered PLC	Holding(s) in Company
03:34 20-Apr-06	STAN	STANDARD CHARTERED PLC ORD USD0.50	Standard Chartered, HSBC, Barclays also bidding for SKorea's LG Card - report
16:04 18-Apr-06	47JQ	Standard Chartered Bank	Annual Information Update
16:02 18-Apr-06	STAN	Standard Chartered PLC	Annual Information Update
12:25 12-Apr-06	47JQ	Standard Chartered Bank	Publication of Prospectus

13:19 10-Apr-06	STAN	Standard Chartered PLC	Director/PDMR Shareholding

Icon Key

Share price performance chart

Webcast available for this company

Free annual report available for this company

Market news

Market news provides comprehensive breaking news stories from a number of sources including all regulatory announcements, AFX UK Focus and RNS Reach. We also have a full two year archive of regulatory announcements – a valuable reference source.

For breaking news on a wide range of investment topics see our investment news section.

Set emails alerts so that you will be notified as soon as new news stories are released.

Market news search options

Name/code: Standard Chartered

Index: Select

Industry sector: Select

Headline type: Select

Released: Select

Date from: 8 Nov 2005

to: 24 Oct 2006

News source: All / Regulatory / RNS Reach / AFX UK Focus / Webcasts

Search

Links

News sou

Regulato

About RN

Corporat

Your search returned 294 news announcements

Page 21 of 30 << | Prev | 21 | 22 | 23 | 24 | 25 | 26 |

Time/Date	Code	Name	Headline
07:01 10-Apr-06	PPT	Planet Group Inc.	Standard Chartered Hong Kong
11:29 05-Apr-06	STAN	Standard Chartered PLC	Director/PDMR Shareholding
16:47 02-Apr-06	STAN	STANDARD CHARTERED PLC ORD USD0.50	Temasek may still bid for Standard Chartered - report
15:32 30-Mar-06	STAN	Standard Chartered PLC	Directors' Interests
14:50 30-Mar-06	STAN	Standard Chartered PLC	Holding(s) in Company
11:40 29-Mar-06	STAN	Standard Chartered PLC	Directors' interests
09:51 29-Mar-06	STAN	STANDARD CHARTERED PLC ORD USD0.50	Temasek credit rating unaffected by Standard Chartered deal - Moodys
09:00 29-Mar-06	STAN	STANDARD CHARTERED PLC ORD USD0.50	Standard Charterd Bank seeks M&As in Taiwan, Asia Pacific
05:56 29-Mar-06	STAN	STANDARD CHARTERED PLC ORD USD0.50	Singapore Temasek's credit rating unaffected by Standard Chartered deal - S&P
16:52 28-Mar-06	STAN	Standard Chartered PLC	Directors' Interests

Icon Key

- Share price performance chart
- Webcast available for this company
- Free annual report available for this company

Market news

Market news provides comprehensive breaking news stories from a number of sources including all regulatory announcements, AFX UK Focus and RNS Reach. We also have a full two year archive of regulatory announcements – a valuable reference source.

For breaking news on a wide range of investment topics see our investment news section.

Set emails alerts so that you will be notified as soon as new news stories are released.

Market news search options

Name/code: Standard Chartered

Index: Select

Industry sector: Select

Headline type: Select

Released: Select

Date from: 8 Nov 2005

to: 24 Oct 2006

News source: (•) All ( ) Regulatory ( ) RNS Reach ( ) AFX UK Focus ( ) Webcasts

Search

Links

News sou

Regulato

About RN

Corporat

Your search returned 294 news announcements

Page 23 of 30 << | Prev | 21 | 22 | 23 | 24 | 25 | 26 |

Time/Date	Code	Name	Headline
18:03 15-Mar-06	STAN	Standard Chartered PLC	Director/PDMR Shareholding
18:02 15-Mar-06	STAN	Standard Chartered PLC	Director/PDMR Shareholding
18:00 15-Mar-06	STAN	Standard Chartered PLC	Director/PDMR Shareholding
17:59 15-Mar-06	STAN	Standard Chartered PLC	Director/PDMR Shareholding
17:57 15-Mar-06	STAN	Standard Chartered PLC	Director/PDMR Shareholding
17:56 15-Mar-06	STAN	Standard Chartered PLC	Director/PDMR Shareholding
17:54 15-Mar-06	STAN	Standard Chartered PLC	Director/PDMR Shareholding
17:53 15-Mar-06	STAN	Standard Chartered PLC	Director/PDMR Shareholding
17:51 15-Mar-06	STAN	Standard Chartered PLC	Director/PDMR Shareholding
17:48 15-Mar-06	STAN	Standard Chartered PLC	Director/PDMR Shareholding

Page 23 of 30 << | Prev | 21 | 22 | 23 | 24 | 25 | 26 |

Icon Key

Share price performance chart

Webcast available for this company

Free annual report available for this company

Market news

Market news provides comprehensive breaking news stories from a number of sources including all regulatory announcements, AFX UK Focus and RNS Reach. We also have a full two year archive of regulatory announcements – a valuable reference source.

For breaking news on a wide range of investment topics see our investment news section.

Set emails alerts so that you will be notified as soon as new news stories are released.

Market news search options

Name/code: Standard Chartered

Index: Select

Industry sector: Select

Headline type: Select

Released: Select

Date from: 8 Nov 2005

to: 24 Oct 2006

News source: (•) All ( ) Regulatory ( ) RNS Reach ( ) AFX UK Focus ( ) Webcasts

Search

Links

News sou

Regulato

About RN

Corporat

Your search returned 294 news announcements

Page 24 of 30 << | Prev | 21 | 22 | 23 | 24 | 25 | 26 |

Time/Date	Code	Name	Headline
16:35 13-Mar-06	STAN	Standard Chartered PLC	Holding(s) in Company
17:26 07-Mar-06	STAN	Standard Chartered PLC	Director/PDMR Shareholding
16:49 07-Mar-06	STAN	Standard Chartered PLC	Director/PDMR Shareholding
16:48 07-Mar-06	STAN	Standard Chartered PLC	Director/PDMR Shareholding
16:45 07-Mar-06	STAN	Standard Chartered PLC	Director/PDMR Shareholding
16:44 07-Mar-06	STAN	Standard Chartered PLC	Director/PDMR Shareholding
16:42 07-Mar-06	STAN	Standard Chartered PLC	Director/PDMR Shareholding
16:39 07-Mar-06	STAN	Standard Chartered PLC	Director/PDMR Shareholding
16:37 07-Mar-06	STAN	Standard Chartered PLC	Director/PDMR Shareholding
16:36 07-Mar-06	STAN	Standard Chartered PLC	Director/PDMR Shareholding

Page 24 of 30 << | Prev | 21 | 22 | 23 | 24 | 25 | 26 |

Icon Key

Share price performance chart

Webcast available for this company

Free annual report available for this company

Market news

News sources

Market news

Market news provides comprehensive breaking news stories from a number of sources including all regulatory announcements, AFX UK Focus and RNS Reach. We also have a full two year archive of regulatory announcements – a valuable reference source.

For breaking news on a wide range of investment topics see our investment news section.

Set emails alerts so that you will be notified as soon as new news stories are released.

Market news search options

Name/code: standard chartered

Index: Select

Industry sector: Select

Headline type: Select

Released: Select

Date from: 8 Oct 2005

to: 24 Oct 2006

News source: (•) All ( ) Regulatory ( ) RNS Reach ( ) AFX UK Focus ( ) Webcasts

Search

Links

News sou

Regulato

About RN

Corporat

Your search returned 310 news announcements

Page 25 of 31

<< | Prev | 21 | 22 | 23 | 24 | 25 | 26 | 27 |

Time/Date	Code	Name	Headline
16:35 07-Mar-06	STAN	Standard Chartered PLC	Director/PDMR Shareholding
16:31 07-Mar-06	STAN	Standard Chartered PLC	Director/PDMR Shareholding
16:30 07-Mar-06	STAN	Standard Chartered PLC	Director/PDMR Shareholding
01:00 07-Mar-06	STAN	STANDARD CHARTERED PLC ORD USD0.50	Standard Chartered Bank Malaysia 2005 net profit up 21.7 pct - report
02:23 06-Mar-06	STAN	STANDARD CHARTERED PLC ORD USD0.50	Standard Chartered eyeing potential acquisitions in China - report
10:56 02-Mar-06	STAN	STANDARD CHARTERED PLC ORD USD0.50	CORRECTION Standard Chartered FY profit up 19 pct UPDATE
10:11 02-Mar-06	STAN	STANDARD CHARTERED PLC ORD USD0.50	Standard Chartered Hong Kong ops 2005 net profit up 23 pct to 4.54 bln hkd
09:20 02-Mar-06	STAN	STANDARD CHARTERED PLC ORD USD0.50	Standard Chartered FY underlying profits up 10, slightly below forecasts UPDATE
		STANDARD	

08:56 02-Mar-06	STAN	CHARTERED PLC ORD USD0.50	Standard Chartered FY profits rise 19 pct
08:15 02-Mar-06	STAN	Standard Chartered PLC	Final Results. Part 2

Icon Key

Share price performance chart

Webcast available for this company

Free annual report available for this company

Market news

Market news provides comprehensive breaking news stories from a number of sources including all regulatory announcements, AFX UK Focus and RNS Reach. We also have a full two year archive of regulatory announcements – a valuable reference source.

For breaking news on a wide range of investment topics see our investment news section.

Set emails alerts so that you will be notified as soon as new news stories are released.

Market news search options

Name/code: Standard Chartered
Index: Select
Industry sector: Select
Headline type: Select
Released: Select
Date from: 8 Nov 2005
to: 24 Oct 2006
News source: (•) All ( ) Regulatory ( ) RNS Reach ( ) AFX UK Focus ( ) Webcasts

Search

Links
News sou
Regulato
About RN
Corporat

Your search returned 294 news announcements

Page 26 of 30 << | Prev | 21 | 22 | 23 | 24 | 25 | 26 |

Time/Date	Code	Name	Headline
08:15 02-Mar-06	STAN	Standard Chartered PLC	Final Results
08:36 28-Feb-06	STAN	Standard Chartered PLC	Directorate Change
01:00 20-Feb-06	STAN	STANDARD CHARTERED PLC ORD USD0.50	Malaysia's Khazanah considering taking 13.5 pct of Standard Chartered - report
05:03 17-Feb-06	STAN	STANDARD CHARTERED PLC ORD USD0.50	Standard Chartered opens Beijing sub-branch
16:31 13-Feb-06	STAN	Standard Chartered PLC	Holding(s) in Company
13:21 08-Feb-06	STAN	STANDARD CHARTERED PLC ORD USD0.50	Standard Chartered issues 75 mln eur senior floating rate notes due 2029
12:08 08-Feb-06	47JQ	Standard Chartered Bank	Issue of Senior FRNs
10:02 07-Feb-06	STAN	Standard Chartered PLC	Directors' Portfolios
10:25 01-Feb-06	STAN	STANDARD CHARTERED PLC ORD USD0.50	Standard Chartered keeps Hong Kong prime rate unchanged at 8.00 pct
03:39 01-Feb-06	UBS	UBS AG CHF0.80	Several big global finance, energy firms curtailing Iran business - report

Page 26 of 30 << | Prev | 21 | 22 | 23 | 24 | 25 | 26 |

Icon Key

Share price performance chart

Webcast available for this company

Free annual report available for this company

Market news

Market news provides comprehensive breaking news stories from a number of sources including all regulatory announcements, AFX UK Focus and RNS Reach. We also have a full two year archive of regulatory announcements – a valuable reference source.

For breaking news on a wide range of investment topics see our investment news section.

Set emails alerts so that you will be notified as soon as new news stories are released.

Market news search options

Name/code: standard chartered

Index: Select

Industry sector: Select

Headline type: Select

Released: Select

Date from: 8 Oct 2005

to: 24 Oct 2006

News source: (•) All ( ) Regulatory ( ) RNS Reach ( ) AFX UK Focus ( ) Webcasts

Search

Links

News sou

Regulato

About RN

Corporat

Your search returned 310 news announcements

Page 27 of 31 << | Prev | 21 | 22 | 23 | 24 | 25 | 26 | 27 |

Time/Date	Code	Name	Headline
13:16 31-Jan-06	AAB	ABN-AMRO HLDGS N.V. EUR 0.56	Major firms leave Iran as US steps up sanctions enforcement - report
02:33 25-Jan-06	STAN	STANDARD CHARTERED PLC ORD USD0.50	Standard Chartered seeks to open new branches in Malaysia - report
17:56 24-Jan-06	STAN	Standard Chartered PLC	Holding(s) in Company
14:29 15-Jan-06	STAN	STANDARD CHARTERED PLC ORD USD0.50	Standard Chartered plays down report of US bid
07:00 12-Jan-06	STAN	Standard Chartered PLC	Completion of Acquisition
15:24 10-Jan-06	45JQ	Standard Chartered Bank	Amendments to Step Up Notes
10:37 06-Jan-06	CGP	CITIGROUP INC COM STK USD0.01	China confirms names of 13 banks to be market makers for yuan interbank trade
11:07 05-Jan-06	STAN	STANDARD CHARTERED PLC ORD USD0.50	Standard Chartered Bank opens sub-branch in China's Shenzhen
13:50 01-Jan-06	STAN	STANDARD CHARTERED PLC ORD	China's Bohai Bank starts operations -

		USD0.50	report
03:24 01-Jan-06	48GC	HSBC HLDGS PLC ORD $0.50 (HK REG)	China approves 13 banks to act as yuan market makers - report

Page 27 of 31 << | Prev | 21 | 22 | 23 | 24 | 25 | 26 | 27 | :

Icon Key

Share price performance chart

Webcast available for this company

Free annual report available for this company

Market news

Market news provides comprehensive breaking news stories from a number of sources including all regulatory announcements, AFX UK Focus and RNS Reach. We also have a full two year archive of regulatory announcements – a valuable reference source.

For breaking news on a wide range of investment topics see our investment news section.

Set emails alerts so that you will be notified as soon as new news stories are released.

Market news search options

Name/code: standard chartered

Index: Select

Industry sector: Select

Headline type: Select

Released: Select

Date from: 8 Oct 2005

to: 24 Oct 2006

News source: (•) All ( ) Regulatory ( ) RNS Reach ( ) AFX UK Focus ( ) Webcasts

Search

Your search returned 310 news announcements

Page 28 of 31

<< | Prev | 21 | 22 | 23 | 24 | 25 | 26 | 27 |

Time/Date	Code	Name	Headline
10:24 30-Dec-05	48GC	HSBC HLDGS PLC ORD $0.50 (HK REG)	ABN AMRO wins approval to act as market maker for China interbank yuan trade
03:56 30-Dec-05	STAN	STANDARD CHARTERED PLC ORD USD0.50	Standard Chartered approved as China forex market maker
16:10 28-Dec-05	STAN	Standard Chartered PLC	Director/PDMR Shareholding
09:58 22-Dec-05	STAN	Standard Chartered PLC	Holding(s) in Company
04:41 21-Dec-05	STAN	STANDARD CHARTERED PLC ORD USD0.50	Standard Chartered says Tianjin branch has yuan license for corporate business
15:18 19-Dec-05	STAN	Standard Chartered PLC	Holding(s) in Company
11:07 16-Dec-05	STAN	STANDARD CHARTERED PLC ORD USD0.50	Standard Chartered sets aside 6.5 mln stg to pay directors' pension benefits
07:00 16-Dec-05	STAN	Standard Chartered PLC	Connected Transaction
09:53 14-Dec-05	STAN	STANDARD CHARTERED PLC ORD USD0.50	Standard Chartered raises Hong Kong prime rate by 25 basis pts to 8 pct

16:53 09-Dec-05	45JQ	Standard Chartered Bank	Issue of Debt

Icon Key

Share price performance chart

Webcast available for this company

Free annual report available for this company

Market news

Market news provides comprehensive breaking news stories from a number of sources including all regulatory announcements, AFX UK Focus and RNS Reach. We also have a full two year archive of regulatory announcements – a valuable reference source.

For breaking news on a wide range of investment topics see our investment news section.

Set emails alerts so that you will be notified as soon as new news stories are released.

Market news search options

Name/code: standard chartered

Index: Select

Industry sector: Select

Headline type: Select

Released: Select

Date from: 8 Oct 2005

to: 24 Oct 2006

News source: All (selected) / Regulatory / RNS Reach / AFX UK Focus / Webcasts

Search

Links

News sou

Regulato

About RN

Corporat

Your search returned 310 news announcements

Page 29 of 31 << | Prev | 21 | 22 | 23 | 24 | 25 | 26 | 27 |

Time/Date	Code	Name	Headline
09:55 08-Dec-05	STAN	Standard Chartered PLC	Director/PDMR Shareholding
13:02 07-Dec-05	STAN	STANDARD CHARTERED PLC ORD USD0.50	Standard Chartered sees FY profit in line with forecasts UPDATE
11:16 07-Dec-05	STAN	STANDARD CHARTERED PLC ORD USD0.50	Standard Chartered sees FY profit in line with forecasts UPDATE
10:56 07-Dec-05	STAN	STANDARD CHARTERED PLC ORD USD0.50	Standard Chartered sees FY profit in line with forecasts UPDATE
09:27 07-Dec-05	STAN	STANDARD CHARTERED PLC ORD USD0.50	Standard Chartered sees FY profit in line with forecasts - UPDATE
09:24 07-Dec-05	STAN	STANDARD CHARTERED PLC ORD USD0.50	RPT - STANDARD CHARTERED TO BUY 20 PCT STAKE IN FLEMING FAMILY FOR 45 MLN STG
08:58 07-Dec-05	STAN	STANDARD CHARTERED PLC	Standard Chartered sees FY operating profit in line with forecasts

		ORD USD0.50	
08:27 07-Dec-05	STAN	Standard Chartered PLC	FF&P Partnership
08:24 07-Dec-05	STAN	Standard Chartered PLC	Trading Statement
08:07 28-Nov-05	STAN	STANDARD CHARTERED PLC ORD USD0.50	DATAWATCH - Hong Kong 2005 GDP growth forecast raised to 7.10 pct - Stanchart

Page 29 of 31 << | Prev | 21 | 22 | 23 | 24 | 25 | 26 | 27 |

Icon Key

Share price performance chart

Webcast available for this company

Free annual report available for this company

Advertising | FAQs | Glossary | Disclaimer | Privacy po

Market news

Market news provides comprehensive breaking news stories from a number of sources including all regulatory announcements, AFX UK Focus and RNS Reach. We also have a full two year archive of regulatory announcements – a valuable reference source.

For breaking news on a wide range of investment topics see our investment news section.

Set emails alerts so that you will be notified as soon as new news stories are released.

Market news search options

Name/code: standard chartered
Index: Select
Industry sector: Select
Headline type: Select
Released: Select
Date from: 8 Oct 2005
to: 24 Oct 2006

News source: (•) All ( ) Regulatory ( ) RNS Reach ( ) AFX UK Focus ( ) Webcasts

Search

Links
News so
Regulato
About RN
Corporat

Your search returned 310 news announcements

Page 30 of 31 << | Prev | 21 | 22 | 23 | 24 | 25 | 26 | 27 |

Time/Date	Code	Name	Headline
03:16 25-Nov-05	STAN	STANDARD CHARTERED PLC ORD USD0.50	HK-listed Standard Chartered appoints Norman Chan as Asia vice chairman
08:04 14-Nov-05	STAN	Standard Chartered PLC	SC First Bank Q3 2005 Results
14:12 11-Nov-05	STAN	Standard Chartered PLC	Director/PDMR Shareholding
17:00 10-Nov-05	STAN	Standard Chartered PLC	Holding(s) in Company
16:57 07-Nov-05	STAN	Standard Chartered PLC	Director/PDMR Shareholding
09:12 28-Oct-05	STAN	Standard Chartered PLC	Analyst Trip
10:46 25-Oct-05	STAN	STANDARD CHARTERED PLC ORD USD0.50	Standard Chartered approved to open sub-branches in 3 Chinese cities
15:26 20-Oct-05	45JQ	Standard Chartered Bank	Issue of Senior Notes
16:55 14-Oct-05	STAN	Standard Chartered PLC	Director/PDMR Shareholding
16:55 14-Oct-05	STAN	Standard Chartered PLC	Director/PDMR Shareholding

Page 30 of 31 << | Prev | 21 | 22 | 23 | 24 | 25 | 26 | 27 |

Icon Key

Share price performance chart

Webcast available for this company

Free annual report available for this company

Market news

Market news provides comprehensive breaking news stories from a number of sources including all regulatory announcements, AFX UK Focus and RNS Reach. We also have a full two year archive of regulatory announcements – a valuable reference source.

For breaking news on a wide range of investment topics see our investment news section.

Set emails alerts so that you will be notified as soon as new news stories are released.

Market news search options

Name/code: standard chartered

Index: Select

Industry sector: Select

Headline type: Select

Released: Select

Date from: 8 Oct 2005

to: 24 Oct 2006

News source: (•) All ( ) Regulatory ( ) RNS Reach ( ) AFX UK Focus ( ) Webcasts

Search

Your search returned 310 news announcements

Page 31 of 31

Time/Date	Code	Name	Headline
16:38 14-Oct-05	STAN	Standard Chartered PLC	Director/PDMR Shareholding
16:35 14-Oct-05	STAN	Standard Chartered PLC	Director/PDMR Shareholding
16:33 14-Oct-05	STAN	Standard Chartered PLC	Director/PDMR Shareholding
16:29 14-Oct-05	STAN	Standard Chartered PLC	Director/PDMR Shareholding
16:26 14-Oct-05	STAN	Standard Chartered PLC	Director/PDMR Shareholding
16:23 14-Oct-05	STAN	Standard Chartered PLC	Director/PDMR Shareholding
16:19 14-Oct-05	STAN	Standard Chartered PLC	Director/PDMR Shareholding
16:17 14-Oct-05	STAN	Standard Chartered PLC	Director/PDMR Shareholding
14:46 13-Oct-05	STAN	Standard Chartered PLC	Director/PDMR Shareholding
13:19 12-Oct-05	45JQ	Standard Chartered Bank	Issue of Upper Tier II Notes

Page 31 of 31

Icon Key

Share price performance chart

Webcast available for this company

Free annual report available for this company

Regulatory Announcement

Go to market news section

Free annual report

Company	Standard Chartered PLC
TIDM	STAN
Headline	Director/PDMR Shareholding
Released	16:17 14-Oct-05
Number	7153S

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

1. Name of the *issuer*

Standard Chartered PLC

2. State whether the notification relates to:

(i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4R(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

This notification relates to a transaction notified in accordance with both DR 3.1.4R (1)(a) and DR 3.1.4R(1)(b)

3. Name of *person discharging managerial responsibilities/director*

B K Sanderson

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

This notification is made in respect of a holding of the person referred to in (3) above.

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

Ordinary shares of US$0.50 each fully paid

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

Barclays Share Nominees Limited

8 State the nature of the transaction

Share Dividend Election

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

1,170

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

0.000089%

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

.N/A

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

13. Price per *share* or value of transaction

1187.80p

14. Date and place of transaction

14 October 2005

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

190,104 (0.014%)

16. Date issuer informed of transaction

14 October 2005

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant

N/A

18. Period during which or date on which it can be exercised

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of *shares* or debentures involved (*class* and number)

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

22. Total number of *shares* or debentures over which options held following notification

N/A

23. Any additional information

24. Name of contact and telephone number for queries

Terry Skippen 020 7280 7109

Name and signature of duly authorised officer of *issuer* responsible for making notification

Julie Bamford, Deputy Group Secretary

Date of notification

14 October 2005

END

Close

Regulatory Announcement

Go to market news section Free annual report

Company	Standard Chartered PLC
TIDM	STAN
Headline	Director/PDMR Shareholding
Released	16:38 14-Oct-05
Number	7194S

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

1. Name of the *issuer*

Standard Chartered PLC

2. State whether the notification relates to:

(i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4R(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

This notification relates to a transaction notified in accordance with DR 3.1.4R(1)(a)

3. Name of *person discharging managerial responsibilities/director*

T J Miller

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

This notification is made in respect of a holding of the person referred to in (3) above.

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

Ordinary shares of US$0.50 each fully paid

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

T J Miller

8 State the nature of the transaction

Share Dividend Election

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

343

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

0.000026%

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

N/A

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

13. Price per *share* or value of transaction

1187.80p

14. Date and place of transaction

14 October 2005

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

55,742 (0.0042%)

16. Date issuer informed of transaction

14 October 2005

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant

N/A

18. Period during which or date on which it can be exercised

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of *shares* or debentures involved (*class* and number)

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

22. Total number of *shares* or debentures over which options held following notification

N/A

23. Any additional information

24. Name of contact and telephone number for queries

Terry Skippen 020 7280 7109

Name and signature of duly authorised officer of *issuer* responsible for making notification

Julie Bamford, Deputy Group Secretary

Date of notification

14 October 2005

END

Close

Regulatory Announcement

Go to market news section

Free annual report

Company	Standard Chartered PLC
TIDM	STAN
Headline	Director/PDMR Shareholding
Released	16:35 14-Oct-05
Number	7187S

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

1. Name of the *issuer*

Standard Chartered PLC

2. State whether the notification relates to:

(i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4R(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

This notification relates to a transaction notified in accordance with DR 3.1.4R(1)(b)

3. Name of *person discharging managerial responsibilities/director*

P D Skinner

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

This notification is made in respect of a holding of the person referred to in (3) above.

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

Ordinary shares of US$0.50 each fully paid

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

P D Skinner

8 State the nature of the transaction

Share Dividend Election

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

27

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

0.0000021%

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

N/A

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

13. Price per *share* or value of transaction

1187.80p

14. Date and place of transaction

14 October 2005

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

3,124 (0.00024%)

16. Date issuer informed of transaction

14 October 2005

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant

N/A

18. Period during which or date on which it can be exercised

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of *shares* or debentures involved (*class* and number)

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

22. Total number of *shares* or debentures over which options held following notification

N/A

23. Any additional information

24. Name of contact and telephone number for queries

Terry Skippen 020 7280 7109

Name and signature of duly authorised officer of *issuer* responsible for making notification

Julie Bamford, Deputy Group Secretary

Date of notification

14 October 2005

END

Close

Regulatory Announcement

Go to market news section

Free annual report

Company	Standard Chartered PLC
TIDM	STAN
Headline	Director/PDMR Shareholding
Released	16:29 14-Oct-05
Number	7178S

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

1. Name of the *issuer*

Standard Chartered PLC

2. State whether the notification relates to:

(i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4R(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

This notification relates to a transaction notified in accordance with DR 3.1.4R(1)(b)

3. Name of *person discharging managerial responsibilities/director*

R H P Markham

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

This notification is made in respect of a holding of the person referred to in (3) above.

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

Ordinary shares of US$0.50 each fully paid

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

R H P Markham

8 State the nature of the transaction

Share Dividend Election

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

20

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

0.0000015%

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

N/A

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

13. Price per *share* or value of transaction

1187.80p

14. Date and place of transaction

14 October 2005

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

2,302 (0.00018%)

16. Date issuer informed of transaction

14 October 2005

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant

N/A

18. Period during which or date on which it can be exercised

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of *shares* or debentures involved (*class* and number)

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

22. Total number of *shares* or debentures over which options held following notification

N/A

23. Any additional information

24. Name of contact and telephone number for queries

Terry Skippen 020 7280 7109

Name and signature of duly authorised officer of *issuer* responsible for making notification

Julie Bamford, Deputy Group Secretary

Date of notification

14 October 2005

END

Close

Regulatory Announcement

Go to market news section

Free annual report

Company	Standard Chartered PLC
TIDM	STAN
Headline	Director/PDMR Shareholding
Released	16:26 14-Oct-05
Number	7169S

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

1. Name of the *issuer*

Standard Chartered PLC

2. State whether the notification relates to:

(i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4R(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

This notification relates to a transaction notified in accordance with DR 3.1.4R(1)(b)

3. Name of *person discharging managerial responsibilities/director*

K P Ho

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

This notification is made in respect of a holding of the person referred to in (3) above.

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

Ordinary shares of US$0.50 each fully paid

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

K P Ho

8 State the nature of the transaction

Share Dividend Election

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

21

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

0.0000016%

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

N/A

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

13. Price per *share* or value of transaction

1187.80p

14. Date and place of transaction

14 October 2005

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

2,450 (0.00019%)

16. Date issuer informed of transaction

14 October 2005

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant

N/A

18. Period during which or date on which it can be exercised

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of *shares* or debentures involved (*class* and number)

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

22. Total number of *shares* or debentures over which options held following notification

N/A

23. Any additional information

24. Name of contact and telephone number for queries

Terry Skippen 020 7280 7109

Name and signature of duly authorised officer of *issuer* responsible for making notification

Julie Bamford, Deputy Group Secretary

Date of notification

14 October 2005

END

Close

Regulatory Announcement

Go to market news section

Free annual report

Company	Standard Chartered PLC
TIDM	STAN
Headline	Director/PDMR Shareholding
Released	16:23 14-Oct-05
Number	7165S

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

1. Name of the *issuer*

Standard Chartered PLC

2. State whether the notification relates to:

(i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4R(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

This notification relates to a transaction notified in accordance with both DR 3.1.4R (1)(a) and DR 3.1.4R(1)(b)

3. Name of *person discharging managerial responsibilities/director*

R H Meddings

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

This notification is made in respect of a holding of the person referred to in (3) above.

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

Ordinary shares of US$0.50 each fully paid

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

R H Meddings

8 State the nature of the transaction

Share Dividend Election

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

103

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

0.0000078%

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

N/A

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

13. Price per *share* or value of transaction

1187.80p

14. Date and place of transaction

14 October 2005

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

35,853 (0.0027%)

16. Date issuer informed of transaction

14 October 2005

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant

N/A

18. Period during which or date on which it can be exercised

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of *shares* or debentures involved (*class* and number)

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

22. Total number of *shares* or debentures over which options held following notification

N/A

23. Any additional information

24. Name of contact and telephone number for queries

Terry Skippen 020 7280 7109

Name and signature of duly authorised officer of *issuer* responsible for making notification

Julie Bamford, Deputy Group Secretary

Date of notification

14 October 2005

END

Close

Regulatory Announcement

Go to market news section

Free annual report

Company	Standard Chartered PLC
TIDM	STAN
Headline	Director/PDMR Shareholding
Released	16:19 14-Oct-05
Number	7157S

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

1. Name of the *issuer*

Standard Chartered PLC

2. State whether the notification relates to:

(i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4R(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

This notification relates to a transaction notified in accordance with both DR 3.1.4R (1)(a) and DR 3.1.4R(1)(b)

3. Name of *person discharging managerial responsibilities/director*

P A Sands

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

This notification is made in respect of a holding of the person referred to in (3) above.

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

Ordinary shares of US$0.50 each fully paid

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

P A Sands

8 State the nature of the transaction

Share Dividend Election

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

138

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

0.000011%

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

N/A

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

13. Price per *share* or value of transaction

1187.80p

14. Date and place of transaction

14 October 2005

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

46,602 (0.0035%)

16. Date issuer informed of transaction

14 October 2005

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant

N/A

18. Period during which or date on which it can be exercised

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of *shares* or debentures involved (*class* and number)

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

22. Total number of *shares* or debentures over which options held following notification

N/A

23. Any additional information

24. Name of contact and telephone number for queries

Terry Skippen 020 7280 7109

Name and signature of duly authorised officer of *issuer* responsible for making notification

Julie Bamford, Deputy Group Secretary

Date of notification

14 October 2005

END

Close

Regulatory Announcement

Go to market news section

Free annual report

Company	Standard Chartered PLC
TIDM	STAN
Headline	Director/PDMR Shareholding
Released	16:55 14-Oct-05
Number	7228S

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

1. Name of the *issuer*

Standard Chartered PLC

2. State whether the notification relates to:

(i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4R(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

This notification relates to a transaction notified in accordance with DR 3.1.4R(1)(a)

3. Name of *person discharging managerial responsibilities/director*

G R Bullock

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

This notification is made in respect of a holding of the person referred to in (3) above.

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

Ordinary shares of US$0.50 each fully paid

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

Rock Nominees Limited

8 State the nature of the transaction

Share Dividend Election

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

507

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

0.000039%

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

N/A

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

13. Price per *share* or value of transaction

1187.80p

14. Date and place of transaction

14 October 2005

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

75,998 (0.0058%)

16. Date issuer informed of transaction

14 October 2005

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant

N/A

18. Period during which or date on which it can be exercised

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of *shares* or debentures involved (*class* and number)

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

22. Total number of *shares* or debentures over which options held following notification

N/A

23. Any additional information

24. Name of contact and telephone number for queries

Terry Skippen 020 7280 7109

Name and signature of duly authorised officer of *issuer* responsible for making notification

Julie Bamford, Deputy Group Secretary

Date of notification

14 October 2005

END

Close

Regulatory Announcement

Go to market news section

Free annual report

Company	Standard Chartered PLC
TIDM	STAN
Headline	Director/PDMR Shareholding
Released	16:55 14-Oct-05
Number	7222S

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

REPLACEMENT NOTIFICATION FOR THE ONE ISSUED ON 9 SEPTEMBER 2005.

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

1. Name of the *issuer*

Standard Chartered PLC

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i)

3. Name of *person discharging managerial responsibilities/director*

Gareth Bullock

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

Beneficial Interest

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

Ordinary shares of US$0.50 each fully paid

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

Gareth Bullock

8 State the nature of the transaction

Exercise of Options over shares under the 2000 Executive Share Option Scheme and the sale of the resulting shares

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

176,751

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

0.013%

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

176,751

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

0.013%

13. Price per *share* or value of transaction

Acquisition price: 20,000 shares at £8.085, 65,440 shares at £8.710 and 91,311 shares at £7.228

Disposal price: 1232.5p

14. Date and place of transaction

7 September 2005

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

35,743 (0.0027% of issued share capital)

Due to an administrative error, the figure of 35,743 was incorrect. The correct figure was 75,491.

16. Date issuer informed of transaction

7 September 2005

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant

N/A

18. Period during which or date on which it can be exercised

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of *shares* or debentures involved (*class* and number)

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

22. Total number of *shares* or debentures over which options held following notification

N/A

23. Any additional information

NONE

24. Name of contact and telephone number for queries

Sarah Williams 020 7280 6123

Name and signature of duly authorised officer of *issuer* responsible for making notification

Cynthia McGibbon, Assistant Secretary

Date of notification

9 September 2005

………………………………

END
END

Close

Regulatory Announcement

Go to market news section

Free annual report

Company	Standard Chartered PLC
TIDM	STAN
Headline	Director/PDMR Shareholding
Released	14:46 13-Oct-05
Number	6403S

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

1. Name of the *issuer*

Standard Chartered PLC

2. State whether the notification relates to:

(i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4R(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

This notification relates to a transaction notified in accordance with DR 3.1.4R(1)(b)

3. Name of *person discharging managerial responsibilities/director*

H E Norton

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

This notification is made in respect of a holding of the person referred to in (3) above.

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

Ordinary shares of US$0.50 each fully paid

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

Zeban Nominees Limited

8 State the nature of the transaction

Purchase of shares and sale of shares

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

2,200

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

0.00017%

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

3,700

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

0.00028%

13. Price per *share* or value of transaction

Purchase: 725p

Sale: 880.25p

14. Date and place of transaction

Purchase: 7 May 2003

Sale: 5 July 2004

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

2,500 (0.00019%)

16. Date issuer informed of transaction

12 October 2005

The delay is due to an administrative error by the nominee company.

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant

N/A

18. Period during which or date on which it can be exercised

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of *shares* or debentures involved (*class* and number)

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

22. Total number of *shares* or debentures over which options held following notification

N/A

23. Any additional information

24. Name of contact and telephone number for queries

Julie Bamford 020 7280 7024

Name and signature of duly authorised officer of *issuer* responsible for making notification

Julie Bamford, Deputy Group Secretary

Date of notification

13 October 2005

END

Close

Regulatory Announcement

Go to market news section

Company	Standard Chartered Bank
TIDM	45JQ
Headline	Issue of Upper Tier II Notes
Released	13:19 12-Oct-05
Number	5711S

Standard Chartered Bank
12 October 2005

Standard Chartered Bank – Issue of £275 million Upper Tier 2 Undated Subordinated Notes.

Standard Chartered Bank ("SCB") announces that it has issued £275 million Upper Tier 2 Undated Subordinated Notes (the "Notes"), to be consolidated and form a single series with the existing £400 million Upper Tier 2 Undated Subordinated Notes (issued on 17 June 2005) on or after 40 days from today's date. The Notes are perpetual obligations and have an issuer call in July 2020 and on each coupon payment date thereafter.

The Notes have been priced at 100.43% of £275 million plus 117 days' accrued interest with an initial coupon of 5.375% and from the coupon payment date falling after 14 July 2020 with a coupon of 3-month Sterling LIBOR plus 189bps.

The joint lead managers are JPMorgan Cazenove, Lehman Brothers and Morgan Stanley.

The Notes were issued under SCB's Debt Issuance Programme and have been rated A3/BBB+ by Moody's and Standard & Poor's, respectively. Application has been made for the Notes to be admitted to the Official List of the UK Listing Authority together with admission to trading on the London Stock Exchange's Gilt-Edged and Fixed Interest Market.

For further information, please contact:
Romy Murray, Head of Investor Relations
+44 (0)20 7280 7245

Cindy Tang, Head of Media Relations
+44 (0)20 7280 6170

Notes:
Any price stabilisation activity will be carried out in accordance with the EU Market Abuse Directive (2003/6/EC) and its implementing Regulation (2273/2003/EC) and the applicable International Capital Market Association recommendations.

This announcement is for information purposes only and does not constitute an offer or an invitation to acquire or dispose of any securities or investment advice in any jurisdiction. This announcement does not constitute an offer to sell or issue or the solicitation of an offer to buy or acquire any securities in the capital of SCB in the United States. The Notes have not been and will not be registered under the U.S. Securities Act of 1933, as amended or under the securities laws of any state of the United States and may not be offered or sold in the United States unless they are registered with the U.S. Securities and Exchange Commission or an exemption from registration is available.

END

Close

AFX UK Focus Story

Go to market news section

Free annual report

Company	STANDARD CHARTERED PLC ORD USD0.50
TIDM	STAN
Headline	HK-listed Standard Chartered appoints Norman Chan as Asia vice chairman
Released	03:16 25-Nov-05
Number	031659.25112005

HONG KONG (AFX) - Standard Chartered Plc said it has appointed Norman Chan as vice chairman, Asia, with effect from December 1.

Chan will be responsible for helping to build the bank's business across its Asian markets, Standard Chartered said in a statement faxed to news agencies.

Prior to joining Standard Chartered, Chan was deputy chief executive at the Hong Kong Monetary Authority.

roby.lau@xfn.com

rl/net

Close

Regulatory Announcement

Go to market news section

Free annual report

Company	Standard Chartered PLC
TIDM	STAN
Headline	SC First Bank Q3 2005 Results
Released	08:04 14-Nov-05
Number	0615U

Today SC First Bank will be releasing its Q3 2005 financial results. SC First Bank was previously known as Korea First Bank ("KFB").

These results will be reported under Korean GAAP. SC First Bank continues to report on its quarterly numbers as required by local regulation.

The press release can be found on the SC First Bank website at www.scfirstbank.com.

SC First Bank, whose legal name is Standard Chartered First Bank Korea Limited, is a wholly owned subsidiary of Standard Chartered PLC.

Standard Chartered PLC is issuing this announcement for information purposes only.

For further information please contact:

Romy Murray, Head of Investor Relations
+44 20 7280 7245

Ruth Naderer, Head of Investor Relations, Asia Pacific
+852 2820 3075

Sean Farrell, Head of Media Relations
+44 20 7280 7163

END

Close

Regulatory Announcement

Go to market news section

Free annual report

Company	Standard Chartered PLC
TIDM	STAN
Headline	SC First Bank Q3 2005 Results
Released	08:04 14-Nov-05
Number	0615U

Today SC First Bank will be releasing its Q3 2005 financial results. SC First Bank was previously known as Korea First Bank ("KFB").

These results will be reported under Korean GAAP. SC First Bank continues to report on its quarterly numbers as required by local regulation.

The press release can be found on the SC First Bank website at www.scfirstbank.com.

SC First Bank, whose legal name is Standard Chartered First Bank Korea Limited, is a wholly owned subsidiary of Standard Chartered PLC.

Standard Chartered PLC is issuing this announcement for information purposes only.

For further information please contact:

Romy Murray, Head of Investor Relations
+44 20 7280 7245

Ruth Naderer, Head of Investor Relations, Asia Pacific
+852 2820 3075

Sean Farrell, Head of Media Relations
+44 20 7280 7163

END

Close

Regulatory Announcement

Go to market news section

Free annual report

Company	Standard Chartered PLC
TIDM	STAN
Headline	Director/PDMR Shareholding
Released	14:12 11-Nov-05
Number	0249U

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

1. Name of the *issuer*

Standard Chartered PLC

2. State whether the notification relates to:

(i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

This notification relates to a transaction notified in accordance with DR3.1.4R(1)(a)

3. Name of *person discharging managerial responsibilities/director*

Tim Miller

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

This notification is made in respect of a holding of the person referred to in 3. above.

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

Ordinary shares of US$0.50 each fully paid

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

Tim Miller

8 State the nature of the transaction

Exercise of an Option over shares granted under the Standard Chartered UK Sharesave Scheme.

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

2,334

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

0.00018%

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

N/A

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

13. Price per *share* or value of transaction

Option price: 723

14. Date and place of transaction

11 November 2005

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

58,076 (0.0044%)

16. Date issuer informed of transaction

11 November 2005

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant

N/A

18. Period during which or date on which it can be exercised

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of *shares* or debentures involved (*class* and number)

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

22. Total number of *shares* or debentures over which options held following notification

N/A

23. Any additional information

NONE

24. Name of contact and telephone number for queries

Terry Skippen 020 7280 7109

Name and signature of duly authorised officer of *issuer* responsible for making notification

Terry Skippen, Assistant Group Secretary

Date of notification

11 November 2005

END

Close

Regulatory Announcement

Go to market news section

Free annual report

Company	Standard Chartered PLC
TIDM	STAN
Headline	Holding(s) in Company
Released	17:00 10-Nov-05
Number	9801T

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

STANDARD CHARTERED PLC

2. Name of shareholder having a major interest

FIDELITY INVESTMENTS

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

THE SHAREHOLDER NAMED IN (2)

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

SEE ATTACHED LIST

5. Number of shares / amount of stock acquired

12,683,427

6. Percentage of issued class

0.97%

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

ORDINARY SHARES OF USD0.50 EACH

10. Date of transaction

9 NOVEMBER 2005

11. Date company informed

9 NOVEMBER 2005

12. Total holding following this notification

118,376,906

13. Total percentage holding of issued class following this notification

9.01%

14. Any additional information

NONE

15. Name of contact and telephone number for queries

BRIDGET CREEGAN, 020 7280 6119

16. Name and signature of authorised company official responsible for making this notification

JULIE BAMFORD, DEPUTY GROUP SECRETARY

Date of notification

10 NOVEMBER 2005

FMR CORP	
Registered Holders	**Shares**
Brown Brothers Harriman & Co	1,827,992
JPMorgan Chase Bank	16,778,649
Mellon Bank NA	787,062
N/A	755,000
Northern Trust Co	4,432,661
Northern Trust London	104,600
State Street Bank & Trust Co	1,093,795
FIDELITY INTERNATIONAL LIMITED	
Registered Holders	**Shares**
Bank of New York, Brussels	572,200
BNP Paribas, Paris	9,200
BNP Paribas, Paris (C)	41,924
Brown Brothers Harriman Ltd, Luxembourg	25,040,445
Chase Manhattan Bank AG, Frankfurt	383,477
HSBC Bank PLC	81,700
ING Luxembourg	29,493
JP Morgan, Bournemouth	1,113,980
National Australia Bank, Melbourne	374,160
Northern Trust Company	64,000
Northern Trust London	298,540
State Street Bank & Trust Co, London	276,042
State Street Bank Australia	140,740
State Street Bank & Trust Co, Tokyo	41,267
FIDELITY MANAGEMENT TRUST COMPANY	
Registered Holders	**Shares**
Bank of New York	392,258
Brown Brothers Harriman & Co	2,030,989
CIBC Mellon Trust	263,311
JP Morgan Chase Bank	754,750
Mellon Bank NA	847,548
Northern Trust Co	1,329,524
Royal Trust - Toronto	35,083
State Street Bank & Trust Co	4,190,549
FIDELITY INVESTMENT SERVICES LIMITED	
Registered Holders	**Shares**
JP Morgan, Bournemouth	28,402,819
FIDELITY PENSION MANAGEMENT	
Registered Holders	**Shares**
Bank of New York, Brussels	3,411,892
Bank of New York Europe, London	108,027
Bankers Trust London	300,300

Chase Manhattan London	9,800
Chase Manhattan Bank AG Frankfurt	75,786
Citibank London	96,110
Clydesdale Bank PLC	180,840
Dexia Privatbank	8,600
HSBC Bank PLC	536,900
JP Morgan, Bournemouth	4,377,339
JP Morgan Chase Bank	42,372
Mellon Bank	1,738,988
Midland Securities Services	145,700
Northern Trust London	6,468,009
Societe Generale	40,700
State Street Bank & Trust Co, London	3,022,721
State Street Munich	28,715
FIDELITY INVESTMENTS JAPAN	
Registered Holders	**Shares**
Brown Brothers Harriman & Co	13,150
Master Trust Bank of Japan	124,603
Nomura Trust & Banking	48,585
Trust & Cust Svcs Bank Ltd, Tokyo	34,640
FIDELITY INVESTMENT INTERNATIONAL	
Registered Holders	**Shares**
Bank of New York Europe, London	2,358,900
JP Morgan, Bournemouth	993,656
FIDELITY INVESTMENTS ADVISORTY (KOREA) LIMITED	
Registered Holders	**Shares**
State Street Hong Kong	12,193
FIDELITY INVESTMENT MANAGEMENT HONG KONG	
Registered Holders	**Shares**
Bermuda Trust Far East HK	837,533
Citibank NA, Hong Kong Branch	185,505
FIDELITY INVESTMENT GESTION	
Registered Holders	**Shares**
BNP Paribas, Paris	484,000
CDC Finance	41,311
FIDELITY INVESTMENTS CANADA LIMITED	
Registered Holders	**Shares**
State Street Bank & Trust Co	156,273

END

Close

Regulatory Announcement

Go to market news section

Free annual report

Company	Standard Chartered PLC
TIDM	STAN
Headline	Director/PDMR Shareholding
Released	16:57 07-Nov-05
Number	7657T

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

1. Name of the *issuer*

Standard Chartered PLC

2. State whether the notification relates to:

(i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4R(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

This notification relates to a transaction notified in accordance with DR 3.1.4R(1)(b)

3. Name of *person discharging managerial responsibilities/director*

Mr Michael DeNoma

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

Relates to the Director named in (3) above and Mrs Eva DeNoma

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

This notification is made in respect of a holding of the people referred to in (4) above

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

Ordinary shares of US$0.50 each fully paid

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

Mr Michael DeNoma and Mrs Eva DeNoma

8 State the nature of the transaction

Sale of shares

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

N/A

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

17,500

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

0.00133%

13. Price per *share* or value of transaction

1227p

14. Date and place of transaction

7 November 2005

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

110,548 (00842%)

16. Date issuer informed of transaction

7 November 2005

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant

N/A

18. Period during which or date on which it can be exercised

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of *shares* or debentures involved (*class* and number)

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

22. Total number of *shares* or debentures over which options held following notification

N/A

23. Any additional information

24. Name of contact and telephone number for queries

Terry Skippen 020 7280 7109

Name and signature of duly authorised officer of *issuer* responsible for making notification

Terry Skippen, Assistant Group Secretary

Date of notification

7 November 2005

END

Close

AFX UK Focus Story

Go to market news section

Free annual report

Company	STANDARD CHARTERED PLC ORD USD0.50
TIDM	STAN
Headline	Standard Chartered approved to open sub-branches in 3 Chinese cities
Released	10:46 25-Oct-05
Number	104618.25102005

BEIJING (AFX) - Standard Chartered announced that it has been approved to open more sub-branches in the city of Shanghai, Beijing and Shenzhen.

In a statement, Standard Chartered said the three new sub-branches will provide wealth management, mortgage loans and other investment products to customers.

The three sub-branches are expected to open for business by the end of the first quarter of 2006.

allen.feng@xinhuafinance.com

af/dk

Close

Regulatory Announcement

Go to market news section

Free annual report

Company	Standard Chartered PLC
TIDM	STAN
Headline	Director/PDMR Shareholding
Released	16:10 28-Dec-05
Number	2483W

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

1. Name of the *issuer*

Standard Chartered PLC

2. State whether the notification relates to:

(i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

This notification relates to a transaction notified in accordance with DR3.1.4R(1)(b)

3. Name of *person discharging managerial responsibilities/director*

Mr H E Norton

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

This notification is made in respect of a holding of the person referred to in 3. above.

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

Ordinary shares of US$0.50 each fully paid

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

BBHISL Nominees Limited

8 State the nature of the transaction

Purchase of shares

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

5,000

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

0.00038%

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

N/A

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

13. Price per *share* or value of transaction

Purchase price: 1281.72p per share

14. Date and place of transaction

28 December 2005

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

7,500 (0.00057%)

16. Date issuer informed of transaction

28 December 2005

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant

N/A

18. Period during which or date on which it can be exercised

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of *shares* or debentures involved (*class* and number)

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

22. Total number of *shares* or debentures over which options held following notification

N/A

23. Any additional information

None

24. Name of contact and telephone number for queries

Sharon O'Donovan 020 7280 7110

Name and signature of duly authorised officer of *issuer* responsible for making notification

Sharon O'Donovan, Assistant Secretary

Date of notification

28 December 2005

END

Close

Regulatory Announcement

Go to market news section

Free annual report

Company	Standard Chartered PLC
TIDM	STAN
Headline	Holding(s) in Company
Released	09:58 22-Dec-05
Number	0863W

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

STANDARD CHARTERED PLC

2. Name of shareholder having a major interest

LEGAL & GENERAL INVESTMENT MANAGEMENT LIMITED

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

THE SHAREHOLDER NAMED IN (2)

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

SEE ATTACHED LIST

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

355,800

8. Percentage of issued class

0.03%

9. Class of security

ORDINARY SHARES OF USD0.50 EACH

10. Date of transaction

20 DECEMBER 2005

11. Date company informed

21 DECEMBER 2005

12. Total holding following this notification

52,417,106

13. Total percentage holding of issued class following this notification

3.98%

14. Any additional information

NONE

15. Name of contact and telephone number for queries

BRIDGET CREEGAN, 020 7280 6119

16. Name and signature of authorised company official responsible for making this notification

TERRY SKIPPEN, ASSISTANT GROUP SECRETARY

Date of notification

22 DECEMBER 2005

Registered Name	Number of Shares
HSBC Global Custody Nominee (UK) Ltd A/C 914945	465,003
HSBC Global Custody Nominee (UK) Ltd A/C 923363	395,113
HSBC Global Custody Nominee (UK) Ltd A/C 942217	815,720
HSBC Global Custody Nominee (UK) Ltd A/C 942229	845,561
HSBC Global Custody Nominee (UK) Ltd A/C 942205	847,662
HSBC Global Custody Nominee (UK) Ltd A/C 942175	846,125
HSBC Global Custody Nominee (UK) Ltd A/C 942187	866,030
HSBC Global Custody Nominee (UK) Ltd A/C 775245	4,134,017
HSBC Global Custody Nominee (UK) Ltd A/C 130007	156,825
HSBC Global Custody Nominee (UK) Ltd A/C 770286	230,190
HSBC Global Custody Nominee (UK) Ltd A/C 357206	31,223,647
HSBC Global Custody Nominee (UK) Ltd A/C 866197	229,063
HSBC Global Custody Nominee (UK) Ltd A/C 904332	266,892
HSBC Global Custody Nominee (UK) Ltd A/C 916681	66,572
HSBC Global Custody Nominee (UK) Ltd A/C 922437	6,091
HSBC Global Custody Nominee (UK) Ltd A/C 754612	1,951,478
HSBC Global Custody Nominee (UK) Ltd A/C 361602	48,000
HSBC Global Custody Nominee (UK) Ltd A/C 282605	2,164,972
HSBC Global Custody Nominee (UK) Ltd A/C 360509	1,909,356
HSBC Global Custody Nominee (UK) Ltd A/C 766793	355,905
HSBC Global Custody Nominee (UK) Ltd A/C 824434	97,413
HSBC Global Custody Nominee (UK) Ltd A/C 924422	382,978
HSBC Global Custody Nominee (UK) Ltd A/C 775237	171,041
HSBC Global Custody Nominee (UK) Ltd A/C 942199	875,000
HSBC Global Custody Nominee (UK) Ltd A/C 969995	3,037,666
HSBC Global Custody Nominee (UK) Ltd A/C 985551	28,786
TOTAL	**52,417,106**

END

Close

AFX UK Focus Story

Go to market news section

Free annual report

Company	STANDARD CHARTERED PLC ORD USD0.50
TIDM	STAN
Headline	Standard Chartered says Tianjin branch has yuan license for corporate business
Released	04:41 21-Dec-05
Number	044102.21122005

SHANGHAI (AFX) - Standard Chartered Bank said its Tianjin branch has been granted a license to conduct local currency business for corporate clients.

The bank said it now can provide yuan services at seven of its branches in China.

(1 usd = 8.10 yuan)

lilian.wu@xinhuafinance.com

lyw/wk

Close

Regulatory Announcement

Go to market news section

Free annual report

Company	Standard Chartered PLC
TIDM	STAN
Headline	Holding(s) in Company
Released	15:18 19-Dec-05
Number	8979V

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

STANDARD CHARTERED PLC

2. Name of shareholder having a major interest

LEGAL & GENERAL INVESTMENT MANAGEMENT LIMITED

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

THE SHAREHOLDER NAMED IN (2)

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

SEE ATTACHED LIST

5. Number of shares / amount of stock acquired

6,146,294

6. Percentage of issued class

0.47%

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

ORDINARY SHARES OF USD0.50 EACH

10. Date of transaction

16 DECEMBER 2005

11. Date company informed

16 DECEMBER 2005

12. Total holding following this notification

52,772,906

13. Total percentage holding of issued class following this notification

4.01%

14. Any additional information

NONE

15. Name of contact and telephone number for queries

BRIDGET CREEGAN, 020 7280 6119

16. Name and signature of authorised company official responsible for making this notification

SHARON O'DONOVAN, ASSISTANT SECRETARY

Date of notification

19 DECEMBER 2005

Registered Name	Number of Shares
HSBC Global Custody Nominee (UK) Ltd A/C 914945	465,003
HSBC Global Custody Nominee (UK) Ltd A/C 923363	395,113
HSBC Global Custody Nominee (UK) Ltd A/C 942217	815,720
HSBC Global Custody Nominee (UK) Ltd A/C 942229	845,561
HSBC Global Custody Nominee (UK) Ltd A/C 942205	847,662
HSBC Global Custody Nominee (UK) Ltd A/C 942175	846,125
HSBC Global Custody Nominee (UK) Ltd A/C 942187	866,030
HSBC Global Custody Nominee (UK) Ltd A/C 775245	4,134,017
HSBC Global Custody Nominee (UK) Ltd A/C 130007	156,825
HSBC Global Custody Nominee (UK) Ltd A/C 770286	230,190
HSBC Global Custody Nominee (UK) Ltd A/C 357206	31,580,847
HSBC Global Custody Nominee (UK) Ltd A/C 866197	229,063
HSBC Global Custody Nominee (UK) Ltd A/C 904332	265,492
HSBC Global Custody Nominee (UK) Ltd A/C 916681	66,572
HSBC Global Custody Nominee (UK) Ltd A/C 922437	6,091
HSBC Global Custody Nominee (UK) Ltd A/C 754612	1,951,478
HSBC Global Custody Nominee (UK) Ltd A/C 361602	48,000

HSBC Global Custody Nominee (UK) Ltd A/C 282605	2,164,972
HSBC Global Custody Nominee (UK) Ltd A/C 360509	1,909,356
HSBC Global Custody Nominee (UK) Ltd A/C 766793	355,905
HSBC Global Custody Nominee (UK) Ltd A/C 824434	97,413
HSBC Global Custody Nominee (UK) Ltd A/C 924422	382,978
HSBC Global Custody Nominee (UK) Ltd A/C 775237	171,041
HSBC Global Custody Nominee (UK) Ltd A/C 942199	875,000
HSBC Global Custody Nominee (UK) Ltd A/C 969995	3,037,666
HSBC Global Custody Nominee (UK) Ltd A/C 985551	28,786
TOTAL	**52,772,906**

END

Close

AFX UK Focus Story

Go to market news section

Free annual report

Company	STANDARD CHARTERED PLC ORD USD0.50
TIDM	STAN
Headline	Standard Chartered sets aside 6.5 mln stg to pay directors' pension benefits
Released	11:07 16-Dec-05
Number	110710.16122005

LONDON (AFX) - Standard Chartered PLC said it is setting aside 6.5 mln stg to pay pension benefits to some directors and senior employees.

newsdesk@afxnews.com

jc

Close

Regulatory Announcement

Go to market news section

Company	Standard Chartered Bank
TIDM	45JQ
Headline	Issue of Upper Tier II Notes
Released	13:19 12-Oct-05
Number	5711S

Standard Chartered Bank
12 October 2005

Standard Chartered Bank – Issue of £275 million Upper Tier 2 Undated Subordinated Notes.

Standard Chartered Bank ("SCB") announces that it has issued £275 million Upper Tier 2 Undated Subordinated Notes (the "Notes"), to be consolidated and form a single series with the existing £400 million Upper Tier 2 Undated Subordinated Notes (issued on 17 June 2005) on or after 40 days from today's date. The Notes are perpetual obligations and have an issuer call in July 2020 and on each coupon payment date thereafter.

The Notes have been priced at 100.43% of £275 million plus 117 days' accrued interest with an initial coupon of 5.375% and from the coupon payment date falling after 14 July 2020 with a coupon of 3-month Sterling LIBOR plus 189bps.

The joint lead managers are JPMorgan Cazenove, Lehman Brothers and Morgan Stanley.

The Notes were issued under SCB's Debt Issuance Programme and have been rated A3/BBB+ by Moody's and Standard & Poor's, respectively. Application has been made for the Notes to be admitted to the Official List of the UK Listing Authority together with admission to trading on the London Stock Exchange's Gilt-Edged and Fixed Interest Market.

For further information, please contact:
Romy Murray, Head of Investor Relations
+44 (0)20 7280 7245

Cindy Tang, Head of Media Relations
+44 (0)20 7280 6170

Notes:
Any price stabilisation activity will be carried out in accordance with the EU Market Abuse Directive (2003/6/EC) and its implementing Regulation (2273/2003/EC) and the applicable International Capital Market Association recommendations.

END

Close

Regulatory Announcement

Go to market news section

Free annual report

Company	Standard Chartered PLC
TIDM	STAN
Headline	Director/PDMR Shareholding
Released	14:46 13-Oct-05
Number	6403S

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

1. Name of the *issuer*

Standard Chartered PLC

2. State whether the notification relates to:

(i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4R(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

This notification relates to a transaction notified in accordance with DR 3.1.4R(1)(b)

3. Name of *person discharging managerial responsibilities/director*

H E Norton

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

This notification is made in respect of a holding of the person referred to in (3) above.

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

Ordinary shares of US$0.50 each fully paid

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

Zeban Nominees Limited

8 State the nature of the transaction

Purchase of shares and sale of shares

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

2,200

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

0.00017%

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

3,700

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

0.00028%

13. Price per *share* or value of transaction

Purchase: 725p

Sale: 880.25p

14. Date and place of transaction

Purchase: 7 May 2003

Sale: 5 July 2004

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

2,500 (0.00019%)

16. Date issuer informed of transaction

12 October 2005

The delay is due to an administrative error by the nominee company.

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant

N/A

18. Period during which or date on which it can be exercised

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of *shares* or debentures involved (*class* and number)

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

22. Total number of *shares* or debentures over which options held following notification

N/A

23. Any additional information

24. Name of contact and telephone number for queries

Julie Bamford 020 7280 7024

Name and signature of duly authorised officer of *issuer* responsible for making notification

Julie Bamford, Deputy Group Secretary

Date of notification

13 October 2005

END

Close

Regulatory Announcement

Go to market news section

Free annual report

Company	Standard Chartered PLC
TIDM	STAN
Headline	Analyst Trip
Released	09:12 28-Oct-05
Number	2936T

Standard Chartered PLC – Analyst Trip

Standard Chartered PLC
28 October 2005

Standard Chartered PLC will be hosting an analyst trip to its banking operations in Dubai and Korea during the week of 30 October to 4 November 2005.

The trip will cover:

30 October	Group Consumer Banking
31 October	Group Technology and Operations, Bank Permata
1 November	Middle East and South Asia region
2 November	Travel to Korea
3 November	Standard Chartered First Bank
4 November	Standard Chartered First Bank

Presentation slides will be made available on Standard Chartered's website (www.investors.standardchartered.com) each day from 8am London time.

As is its normal practice, Standard Chartered will issue a pre-close trading update on 7 December 2005. No comments on the Group's current trading will be made during the trip.

For further questions, please contact:

Romy Murray
Head of Investor Relations
+44 (0) 20 7280 7245

Ruth Naderer
Head of Investor Relations, Asia Pacific
+852 2820 3075

Jenny Koh
Investor Relations Manager
+44 (0) 20 7280 6454

END

Close

Regulatory Announcement

Go to market news section

Company	Standard Chartered Bank
TIDM	45JQ
Headline	Issue of Senior Notes
Released	15:26 20-Oct-05
Number	9568S

Standard Chartered Bank
20 October 2005

Standard Chartered Bank – Issue of US$50 million Senior Floating Rate Notes due 2008

Standard Chartered Bank ("**SCB**") announces that it has issued US$50 million Senior Floating Rate Notes, due 2008 (the "**Notes**"). The Notes are scheduled to mature on the interest payment date falling in October 2008. The Notes have been issued under SCB's Debt Issuance Programme. Application has been made for the Notes to be admitted to the Official List of the UK Listing Authority together with admission to trading on the London Stock Exchange's Gilt-Edged and Fixed Interest Market.

For further information, please contact:

Julian Slow
+44 20 7280 6860

Notes:

This announcement is for information purposes only and does not constitute an offer or an invitation to acquire or dispose of any securities or investment advice in any jurisdiction. This announcement does not constitute an offer to sell or issue or the solicitation of an offer to buy or acquire any securities in the capital of SCB in the United States. The Notes have not been and will not be registered under the U.S. Securities Act of 1933, as amended or under the securities laws of any state of the United States and may not be offered or sold in the United States unless they are registered with the U.S. Securities and Exchange Commission or an exemption from registration is available.

END

Close

Regulatory Announcement

Go to market news section

Free annual report

Company	Standard Chartered PLC
TIDM	STAN
Headline	Trading Statement
Released	08:24 07-Dec-05
Number	2628V

Standard Chartered PLC
Pre-close trading update

7 December 2005

Standard Chartered PLC will be holding discussions with analysts ahead of its close period for the full year ending 31 December 2005. This statement details the information that will be covered in those discussions.

The full year results for 2005 will be presented in compliance with International Financial Reporting Standards ("IFRS"). References to 2004 are made in relation to the full year results under IFRS excluding one-off items identified in our 2004 Annual Report (amounting to USD 85 million) and the goodwill impairment charge under IFRS identified on 12 May (amounting to USD 67 million). Operating profit before tax ("OPBT") for 2004 on this basis was USD 2,233 million (and including one-off items and goodwill impairment, it was USD 2,251 million).

The following sections will outline Standard Chartered's progress in 2005, starting with a review of how Consumer Banking and Wholesale Banking have performed on an underlying basis excluding SC First Bank (previously known as Korea First Bank ("KFB")), followed by an update on SC First Bank's progress and comments on other relevant areas.

All comments are made on a full year comparison basis unless otherwise stated.

1. Introduction

Overview

Standard Chartered has continued to make progress into the second half of 2005 and we expect to deliver a strong performance for the full year. Based on our performance to date, we are broadly in line with the OPBT consensus figure for 2005.

Overall, Standard Chartered continues to achieve strong growth in client income in both businesses across multiple markets, client segments and products.

Underlying performance excluding SC First Bank

On an underlying basis excluding SC First Bank, income for the second half is anticipated to be broadly in line with the first half. Net interest margins have remained broadly stable.

Looking at the year as a whole, expense growth is expected to be broadly in line with income growth, as indicated in guidance provided earlier. We take a dynamic approach to

managing expense growth, pacing investments to reflect income growth and the overall performance of the business. We continue to pursue multiple process redesign, restructuring and hubbing activities across the Group to improve efficiency; and we are disciplined and focused in our investments for future growth.

2. Consumer Banking (excluding SC First Bank)

Overall, organic income growth year on year in the Consumer Banking business remains strong. Markets such as Malaysia, Other APR, MESA and Africa are performing particularly well with double-digit income and asset growth.

The balance of income growth has changed as a result of the rising interest rate environment. Whilst Wealth Management and SME are achieving excellent income growth, Mortgage margins and volume growth have been affected by rising interest rates in key markets. We are achieving good growth in income and assets in Cards and Loans. Following the acquisition of Prime Credit in 2004, we have continued to make good progress with our Consumer Finance business.

In Hong Kong, though asset levels have remained broadly flat, we are seeing encouraging signs of income growth.

Income in Singapore is slightly down due to continued margin pressures in the mortgage business. We are changing the shape of the business and are seeing good asset growth in SME.

India is also experiencing margin pressures, particularly in mortgages, but is still benefiting from good levels of asset growth. We consider India to be a very attractive market in the medium term, and therefore, are continuing to invest significantly in growing the business. This will have a negative impact on the near term profitability.

Other APR is seeing strong income growth particularly in markets such as Thailand, China and Indonesia on a year on year basis.

In order to maximise the growth opportunities in our markets, we are implementing a wide range of efficiency measures to create room for continued investment in people, products and services. In the second half, we have expanded our branch network in countries such as China, Pakistan and Japan and launched the Consumer Finance business in India.

The Consumer Banking loan impairment charge is increasing in line with overall customer assets and asset mix, and also as a result of the changes required under IAS 32 and 39.

We see continued deterioration in the unsecured market in Taiwan. We identified the issue at an early stage and have taken measures to manage our exposure.

3. Wholesale Banking (excluding SC First Bank)

On a year on year basis, Wholesale Banking continues to demonstrate good income momentum delivering broad based growth in all our key client segments and across multiple products and geographies.

Client driven income continues to perform strongly with Financial Institutions, Global Corporates, and Local Corporates client segments showing high double-digit growth. Own account income is broadly flat on a year on year basis, with the second half unlikely to match the first half.

Our investments in enhancing our Global Markets' capabilities have contributed to strong growth in our Rates and FX and Corporate Finance businesses. Our Cash Management business has benefited from the rising interest rate environment in many of our markets.

Markets such as Hong Kong, Malaysia, Other APR, India and MESA are seeing high double-digit income growth. The worsening economic situation in Zimbabwe has impacted the performance of our business in Africa.

Whilst we continue to reengineer to improve efficiencies in Wholesale Banking, we are investing to expand our client coverage and product capabilities, especially in India and Greater China.

The quality of the Wholesale Banking loan book is good. Our robust risk management practices enable us to continue to benefit from the benign credit environment in our geographies and good success in recoveries.

4. SC First Bank

On 12 September, KFB began operating under its new name, "SC First Bank" following a country-wide rebranding exercise, which was completed within a single weekend. All of SC First's 407 branches, 2,100 ATM machines, approximately 16,000 web pages and countless documents, were rebranded during this exercise. On 28 November, we merged Standard Chartered Korea's branch into SC First Bank. Overall, integration is ahead of schedule.

As expected, the income run rate in the second half to date is broadly comparable to the underlying run rate seen in the first two and a half months. As highlighted at the 2005 Interims, we have been making significant investments in rebranding, new products and services, alignment of processes and systems, and training and recruitment of our people in the second half.

We are maintaining our leading position in the Korea mortgage market. We are also making good progress with new product launches in Cards and Loans, Wealth Management and SME Banking.

We are moving rapidly to build SC First Bank's Wholesale Banking capabilities. We have established the largest dealing room in Korea and have built new sales teams for specific client segments and products and have set up offshore Korean sales desks in key locations. Early indications of business momentum are encouraging.

We are very pleased with the acquisition and the progress of the integration to date.

5. Zimbabwe

The economic situation in Zimbabwe has continued to worsen, with the official currency rate depreciating from 9,900 at June 2005 to 69,000 and with inflation levels in excess of 400% at the end of November.

Our primary concern in Zimbabwe continues to be the well-being of our staff and the protection of our franchise.

We took a further hyperinflation charge during the third quarter and, given the extent to which the situation has deteriorated, we will recognise an impairment charge, which has the consequence of negating our net exposure in Zimbabwe.

The total hyperinflation charge for the first three quarters of 2005 is approximately USD 60 million. Based on the current situation, we anticipate that the impairment charge will be of the order of USD 40 million. The impairment charge will be normalised.

6. Other items

As outlined in the 2005 Interims, under IFRS, we reclassified £500 million debt instruments to equity and £200 million of equity to debt. Whilst the Group is economically hedged at the level of EPS and Return on Equity ("ROE"), this re-classification has increased the volatility of reported income and OPBT, with respect to movements in the USD/£ exchange rates.

7. Conclusion

In summary, the Group is performing well. Income momentum is robust, and we are tightly managing expenses and risks. Our acquisitions are delivering; the integration of SC First Bank is ahead of schedule. Overall, the Group's businesses are well-balanced and are delivering broad based growth.

Bryan Sanderson, Chairman, commented, " Standard Chartered's performance continues to be robust. We are making good progress towards our strategic goals."

Mervyn Davies, Group Chief Executive, commented, " We have good momentum in both businesses. The integration of SC First Bank is progressing very well. We are driving performance through client focus, geographic diversity and innovation in products. "

The pre-close conference call, hosted by Peter Sands, Group Finance Director, will be webcast live on the Standard Chartered's website by following this link http://investors.standardchartered.com from 0930 GMT onwards. A recording of the conference call will also be available shortly after the event.

For further information, please contact:

Romy Murray, Head of Investor Relations	(44) 207 280 7245
Sean Farrell, Head of Media Relations	(44) 207 280 7163
Ruth Naderer, Head of Investor Relations, Asia Pacific	(852) 2820 3075

This document contains forward-looking statements, including such statements within the meaning of Section 27A of the US Securities Act of 1993 and section 21E of the Securities Exchange Act of 1934. These statements concern or may affect future matters. Forward-looking statements can be identified by the fact that they do not relate to historical or current events. Forward-looking statements often use words such as anticipate, target, expect, estimate, intend, plan, goal, believe, will, may, should, would, could or other words of similar meaning. These statements may include Standard Chartered's future strategies, business plans, and results and are based on the current expectations of the directors of Standard Chartered. They are subject to a number of risks and uncertainties that might cause actual results and outcomes to differ materially from expectations outlined in these forward-looking statements. These factors are not limited to regulatory developments but include stock markets, IT, developments, and general economic, competitive and general operating conditions.

END

Close

Regulatory Announcement

Go to market news section

Free annual report

Company	Standard Chartered PLC
TIDM	STAN
Headline	FF&P Partnership
Released	08:27 07-Dec-05
Number	2630V

REGULATORY ANNOUNCEMENT
For 0815 UK time on 7 December 2005

Standard Chartered and Fleming Family & Partners Limited to pursue wealth management opportunities in Asia together.
Standard Chartered to become a 20% shareholder in Fleming Family & Partners

Standard Chartered PLC (together with its subsidiaries, "Standard Chartered") and Fleming Family & Partners Limited ("FF&P") announce that they will form a strategic partnership to expand FF&P's private wealth management business into Asia and the Middle East. It is intended that the co-operation will:

- Enhance the ability to provide services to ultra high net worth clients in the region;
- Benefit from a combination of Standard Chartered's distribution network, clients and contacts, and FF&P's name, wealth management expertise and service offering; and
- Focus on client generational planning, and the preservation of family capital, including ownership structures, inheritance and taxation planning.

In connection with this strategic co-operation, Standard Chartered has launched today an offer to acquire 20% of FF&P, comprising 18.2% in the form of existing shares of FF&P and 1.8% in new FF&P shares to be issued at completion. FF&P will continue to be majority owned by the Fleming family and its Directors. Standard Chartered will appoint two representatives to the FF&P Board.

The consideration offered to FF&P and its shareholders will be £45 million (approximately US$78 million) to be satisfied on completion substantially by the issue of Standard Chartered PLC ordinary shares of US$0.50 each (the "**Shares**"), with the remainder being satisfied in cash. A further announcement will be made when the number of Shares to be issued has been finally determined.

A majority of the Shares to be issued to FF&P's shareholders in connection with this transaction will be subject to an agreement requiring the recipients to retain such Shares for a period of not less than 12 months following completion.

The offer is subject to approval by FF&P's shareholders, confirmation that the Guernsey Financial Services Commission does not object to Standard Chartered's investment in FF&P, admission of the Shares to listing on the UK Official List and to trading on the London Stock Exchange, and on permission being granted for the listing of the Shares, and to deal in the Shares, on The Stock Exchange of Hong Kong Limited. Each of the Directors of FF&P and certain other shareholders (together representing 86.9% of the currently issued share capital of FF&P) have irrevocably agreed to accept the offer from Standard Chartered in respect of their own shareholdings in FF&P. Completion is expected by mid-January 2006.

Standard Chartered has been advised by Tricorn Partners LLP. The valuation of FF&P was derived from cash flow projections and comparisons with both listed companies and previous transactions in the wealth management sector. The directors of Standard Chartered believe that the terms of the transaction are fair and reasonable and in the interests of its shareholders as a whole. FF&P has been advised by Hawkpoint Partners Ltd.

The book value as at 31 March 2005 of the FF&P shares to be acquired by Standard Chartered was £1.5 million (approximately US$2.6 million).

The pre-tax profits attributable to the shares to be acquired for the two most recent financial years ending 31 March were £0.8 million (approximately US$1.4 million) in 2004 and £1.6 million (approximately US$2.8 million) in 2005. The post-tax profits attributable to the shares to be acquired for the two most recent financial years were £0.4 million (approximately US$0.7 million) in 2004 and £0.9 million (approximately US$1.5 million) in 2005.

Contacts:

Media:
Sean Farrell +44 20 7280 7163

Investors/Analysts
Romy Murray +44 20 7280 7245

About Standard Chartered:

Standard Chartered is one of the world's most international banks, employing over 40,000 people, representing 80 nationalities, across its network. Standard Chartered operates in over 1,200 locations (including subsidiaries, associates and joint ventures) in more than 50 countries in the Asia Pacific Region, South Asia, the Middle East, Africa, the United Kingdom and the Americas.

Standard Chartered PLC is listed on both the London Stock Exchange and the Stock Exchange of Hong Kong and is in the top 25 FTSE-100 companies, by market capitalisation.

It serves both Consumer and Wholesale Banking customers. Consumer Banking provides credit cards, personal loans, mortgages, deposit taking and wealth management services to individuals and small to medium sized enterprises. Wholesale Banking provides corporate and institutional clients with services in trade finance, cash management, lending, securities services, foreign exchange, debt capital markets and corporate finance.

Standard Chartered is well-established in growth markets and aims to be the right partner for its customers. The Bank combines deep local knowledge with global capability.

The Bank is trusted across its network for its standard of governance and corporate responsibility as well as its commitment to making a difference in the communities in which it operates.

About Fleming Family & Partners:

FF&P was established in 2000 to manage the Fleming family money following the sale of Robert Fleming to Chase Manhattan Group. It also set out to offer its highly specialized mix of services--asset management, trustee services and corporate finance advisory-- to other ultra high net worth families, individuals and charities. It quickly became a leading provider in this specialized area and now manages the assets of numerous family groupings, with third party funds now representing over 50% of the total US$8billion assets under management and administration. Geographical expansion has been an important part of its strategy and it services its widely diversified client base from offices in London, Zurich, Vaduz and Moscow. In its 2005 annual report it stated its intention to open more offices in developed and developing markets. For further details see: www.ffandp.co.uk

This announcement appears for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for Standard Chartered shares.

An application will be made to (i) the Financial Services Authority in its capacity as competent authority under the Financial Services and Markets Act 2000 for the Shares to be admitted to the Official List of the UK Listing Authority and to the London Stock Exchange plc for such shares to be admitted to trading on the London Stock Exchange's market for listed securities and (ii) The Stock Exchange of Hong Kong Limited for the listing of and permission to deal in the Shares to be issued

in connection with this transaction.

To the best of the knowledge, information and belief of the directors of Standard Chartered having made all reasonable enquiry, FF&P and the ultimate beneficial owners of FF&P are third parties independent of Standard Chartered and connected persons of Standard Chartered.

As of the date hereof, the Board of Directors of Standard Chartered comprises:

Executive Directors – Mr. Bryan Kaye Sanderson, CBE; Mr. Evan Mervyn Davies, CBE; Mr. Michael Bernard DeNoma; Mr. Richard Henry Meddings; Mr. Kaikhushru Shiavax Nargolwala; Mr. Peter Alexander Sands; and

Independent Non-Executive Directors – Sir CK Chow; Mr. James Frederick Trevor Dundas; Ms. Valerie Frances Gooding; Mr. Ho KwonPing; Mr. Rudolph Harold Peter Markham; Ms. Ruth Markland; Mr. Hugh Edward Norton; Mr. Paul David Skinner; and Mr. Oliver Henry James Stocken.

END

Close

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)
N/A

13. Price per *share* or value of transaction
N/A

14. Date and place of transaction
N/A

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)
N/A

16. Date issuer informed of transaction
N/A

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant
11 May 2006

18. Period during which or date on which it can be exercised
Performance Share Plan options may be exercised between 3 and 10 years from date of grant subject to performance criteria.

19. Total amount paid (if any) for grant of the option
Nil

20. Description of *shares* or debentures involved (*class* and number)
22,089 ordinary shares of USD0.50 each fully paid

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
Nil cost

22. Total number of *shares* or debentures over which options held following notification
370,909

23. Any additional information
NONE

24. Name of contact and telephone number for queries
Terry Skippen 020 7280 7109

Name and signature of duly authorised officer of *issuer* responsible for making notification
Terry Skippen, Assistant Group Secretary

Date of notification
12 May 2006
END

Close

Regulatory Announcement

Go to market news section

Free annual report

Company	Standard Chartered PLC
TIDM	STAN
Headline	Director/PDMR Shareholding
Released	09:59 12-May-06
Number	8741C

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R (1).

1. Name of the *issuer*
Standard Chartered PLC

2. State whether the notification relates to:
(i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or
(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)
This notification relates to a transaction notified in accordance with DR 3.1.4R(1)(a) and DR 3.1.4.(R)(1)(b)

3. Name of *person discharging managerial responsibilities/director*
Mike DeNoma

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*
N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest
This notification is made in respect of a holding of the person referred to in 3. above.

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*
Ordinary shares of US$0.50 each fully paid

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them
Mike and Mrs DeNoma

8 State the nature of the transaction
Grant of an option under the Company's Performance Share Plan

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired
N/A

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)
N/A

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed
N/A

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)
N/A

13. Price per *share* or value of transaction
N/A

14. Date and place of transaction
N/A

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)
N/A

16. Date issuer informed of transaction
N/A

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant
11 May 2006

18. Period during which or date on which it can be exercised
Performance Share Plan options may be exercised between 3 and 10 years from date of grant subject to performance criteria.

19. Total amount paid (if any) for grant of the option
Nil

20. Description of *shares* or debentures involved (*class* and number)
35,958 ordinary shares of USD0.50 each fully paid

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
Nil cost

22. Total number of *shares* or debentures over which options held following notification
945,301

23. Any additional information
NONE

24. Name of contact and telephone number for queries
Terry Skippen 020 7280 7109

Name and signature of duly authorised officer of *issuer* responsible for making notification
Terry Skippen, Assistant Group Secretary

Date of notification
12 May 2006
END

Close

Regulatory Announcement

Go to market news section | Free annual report

Company	Standard Chartered PLC
TIDM	STAN
Headline	Director/PDMR Shareholding
Released	10:01 12-May-06
Number	8743C

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R (1).

1. Name of the *issuer*
Standard Chartered PLC

2. State whether the notification relates to:
(i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or
(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)
This notification relates to a transaction notified in accordance with DR 3.1.4R(1)(a) and DR 3.1.4.(R)(1)(b)

3. Name of *person discharging managerial responsibilities/director*
Peter Sands

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*
N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest
This notification is made in respect of a holding of the person referred to in 3. above.

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*
Ordinary shares of US$0.50 each fully paid

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them
Peter Sands

8 State the nature of the transaction
Grant of an option under the Company's Performance Share Plan

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired
N/A

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)
N/A

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed
N/A

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)
N/A

13. Price per *share* or value of transaction
N/A

14. Date and place of transaction
N/A

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)
N/A

16. Date issuer informed of transaction
N/A

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant
11 May 2006

18. Period during which or date on which it can be exercised
Performance Share Plan options may be exercised between 3 and 10 years from date of grant subject to performance criteria.

19. Total amount paid (if any) for grant of the option
Nil

20. Description of *shares* or debentures involved (*class* and number)
22,089 ordinary shares of USD0.50 each fully paid

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
Nil cost

22. Total number of *shares* or debentures over which options held following notification
345,432

23. Any additional information
NONE

24. Name of contact and telephone number for queries
Terry Skippen 020 7280 7109

Name and signature of duly authorised officer of *issuer* responsible for making notification
Terry Skippen, Assistant Group Secretary

Date of notification
12 May 2006
END

Close

Regulatory Announcement

Go to market news section

Free annual report

Company	Standard Chartered PLC
TIDM	STAN
Headline	Director/PDMR Shareholding
Released	10:03 12-May-06
Number	8746C

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R (1).

1. Name of the *issuer*
Standard Chartered PLC

2. State whether the notification relates to:
(i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or
(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)
This notification relates to a transaction notified in accordance with DR 3.1.4R(1)(a) and DR 3.1.4.(R)(1)(b)

3. Name of *person discharging managerial responsibilities/director*
Richard Meddings

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*
N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest
This notification is made in respect of a holding of the person referred to in 3. above.

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*
Ordinary shares of US$0.50 each fully paid

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them
Richard Meddings

8 State the nature of the transaction
Grant of an option under the Company's Performance Share Plan

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired
N/A

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)
N/A

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed
N/A

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)
N/A

13. Price per *share* or value of transaction
N/A

14. Date and place of transaction
N/A

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)
N/A

16. Date issuer informed of transaction
N/A

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant
11 May 2006

18. Period during which or date on which it can be exercised
Performance Share Plan options may be exercised between 3 and 10 years from date of grant subject to performance criteria.

19. Total amount paid (if any) for grant of the option
Nil

20. Description of *shares* or debentures involved (*class* and number)
22,260 ordinary shares of USD0.50 each fully paid

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
Nil cost

22. Total number of *shares* or debentures over which options held following notification
359,440

23. Any additional information
NONE

24. Name of contact and telephone number for queries
Terry Skippen 020 7280 7109

Name and signature of duly authorised officer of *issuer* responsible for making notification
Terry Skippen, Assistant Group Secretary

Date of notification
12 May 2006
END

Close

Regulatory Announcement

Go to market news section

Free annual report

Company	Standard Chartered PLC
TIDM	STAN
Headline	Director/PDMR Shareholding
Released	10:05 12-May-06
Number	8749C

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R (1).

1. Name of the *issuer*
Standard Chartered PLC

2. State whether the notification relates to:
(i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or
(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)
This notification relates to a transaction notified in accordance with DR 3.1.4R(1)(a)

3. Name of *person discharging managerial responsibilities/director*
Tim Miller

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*
N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest
This notification is made in respect of a holding of the person referred to in 3. above.

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*
Ordinary shares of US$0.50 each fully paid

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them
Tim Miller

8 State the nature of the transaction
Grant of an option under the Company's Performance Share Plan

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired
N/A

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)
N/A

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed
N/A

23. Any additional information

24. Name of contact and telephone number for queries

Terry Skippen 020 7280 7109

Name and signature of duly authorised officer of *issuer* responsible for making notification

Julie Bamford, Deputy Group Secretary

Date of notification

12 May 2006

END

Close

42

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

0.0000032%

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

N/A

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

13. Price per *share* or value of transaction

1427.60p

14. Date and place of transaction

12 May 2006

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

2,344 (0.00018%)

16. Date issuer informed of transaction

12 May 2006

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant

N/A

18. Period during which or date on which it can be exercised

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of *shares* or debentures involved (*class* and number)

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

22. Total number of *shares* or debentures over which options held following notification

N/A

Regulatory Announcement

Go to market news section

Free annual report

Company	Standard Chartered PLC
TIDM	STAN
Headline	Director/PDMR Shareholding
Released	10:29 12-May-06
Number	8769C

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

1. Name of the *issuer*

Standard Chartered PLC

2. State whether the notification relates to:

(i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4R(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

This notification relates to a transaction notified in accordance with DR 3.1.4R(1)(b)

3. Name of *person discharging managerial responsibilities/director*

R H P Markham

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

This notification is made in respect of a holding of the person referred to in (3) above.

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

Ordinary shares of US$0.50 each fully paid

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

R H P Markham

8 State the nature of the transaction

Share Dividend Election

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)
N/A

13. Price per *share* or value of transaction
N/A

14. Date and place of transaction
N/A

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)
N/A

16. Date issuer informed of transaction
N/A

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant
11 May 2006

18. Period during which or date on which it can be exercised
Performance Share Plan options may be exercised between 3 and 10 years from date of grant subject to performance criteria.

19. Total amount paid (if any) for grant of the option
Nil

20. Description of *shares* or debentures involved (*class* and number)
22,260 ordinary shares of USD0.50 each fully paid

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
Nil cost

22. Total number of *shares* or debentures over which options held following notification
359,440

23. Any additional information
NONE

24. Name of contact and telephone number for queries
Terry Skippen 020 7280 7109

Name and signature of duly authorised officer of *issuer* responsible for making notification
Terry Skippen, Assistant Group Secretary

Date of notification
12 May 2006
END

Close

Regulatory Announcement

Go to market news section

Free annual report

Company	Standard Chartered PLC
TIDM	STAN
Headline	Director/PDMR Shareholding
Released	10:05 12-May-06
Number	8749C

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R (1).

1. Name of the *issuer*
Standard Chartered PLC

2. State whether the notification relates to:
(i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or
(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)
This notification relates to a transaction notified in accordance with DR 3.1.4R(1)(a)

3. Name of *person discharging managerial responsibilities/director*
Tim Miller

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*
N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest
This notification is made in respect of a holding of the person referred to in 3. above.

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*
Ordinary shares of US$0.50 each fully paid

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them
Tim Miller

8 State the nature of the transaction
Grant of an option under the Company's Performance Share Plan

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired
N/A

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)
N/A

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed
N/A

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)
N/A

13. Price per *share* or value of transaction
N/A

14. Date and place of transaction
N/A

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)
N/A

16. Date issuer informed of transaction
N/A

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant
11 May 2006

18. Period during which or date on which it can be exercised
Performance Share Plan options may be exercised between 3 and 10 years from date of grant subject to performance criteria.

19. Total amount paid (if any) for grant of the option
Nil

20. Description of *shares* or debentures involved (*class* and number)
22,260 ordinary shares of USD0.50 each fully paid

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
Nil cost

22. Total number of *shares* or debentures over which options held following notification
359,440

23. Any additional information
NONE

24. Name of contact and telephone number for queries
Terry Skippen 020 7280 7109

Name and signature of duly authorised officer of *issuer* responsible for making notification
Terry Skippen, Assistant Group Secretary

Date of notification
12 May 2006
END

Close

Regulatory Announcement

Go to market news section

Free annual report

Company	Standard Chartered PLC
TIDM	STAN
Headline	Director/PDMR Shareholding
Released	10:05 12-May-06
Number	8749C

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R (1).

1. Name of the *issuer*
Standard Chartered PLC

2. State whether the notification relates to:
(i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or
(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)
This notification relates to a transaction notified in accordance with DR 3.1.4R(1)(a)

3. Name of *person discharging managerial responsibilities/director*
Tim Miller

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*
N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest
This notification is made in respect of a holding of the person referred to in 3. above.

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*
Ordinary shares of US$0.50 each fully paid

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them
Tim Miller

8 State the nature of the transaction
Grant of an option under the Company's Performance Share Plan

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired
N/A

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)
N/A

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed
N/A

23. Any additional information

24. Name of contact and telephone number for queries

Terry Skippen 020 7280 7109

Name and signature of duly authorised officer of *issuer* responsible for making notification

Julie Bamford, Deputy Group Secretary

Date of notification

12 May 2006

END

Close

38

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

0.0000029%

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

N/A

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

13. Price per *share* or value of transaction

1427.60p

14. Date and place of transaction

12 May 2006

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

2,121 (0.00016%)

16. Date issuer informed of transaction

12 May 2006

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant

N/A

18. Period during which or date on which it can be exercised

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of *shares* or debentures involved (*class* and number)

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

22. Total number of *shares* or debentures over which options held following notification

N/A

Regulatory Announcement

Go to market news section

Free annual report

Company	Standard Chartered PLC
TIDM	STAN
Headline	Director/PDMR Shareholding
Released	10:29 12-May-06
Number	8770C

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

1. Name of the *issuer*

Standard Chartered PLC

2. State whether the notification relates to:

(i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4R(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

This notification relates to a transaction notified in accordance with DR 3.1.4R(1)(b)

3. Name of *person discharging managerial responsibilities/director*

R Markland

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

This notification is made in respect of a holding of the person referred to in (3) above.

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

Ordinary shares of US$0.50 each fully paid

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

R Markland

8 State the nature of the transaction

Share Dividend Election

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

23. Any additional information

24. Name of contact and telephone number for queries

Terry Skippen 020 7280 7109

Name and signature of duly authorised officer of *issuer* responsible for making notification

Julie Bamford, Deputy Group Secretary

Date of notification

12 May 2006

END

Close

56

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

0.0000042%

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

N/A

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

13. Price per *share* or value of transaction

1427.60p

14. Date and place of transaction

12 May 2006

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

3,180 (0.00024%)

16. Date issuer informed of transaction

12 May 2006

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant

N/A

18. Period during which or date on which it can be exercised

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of *shares* or debentures involved (*class* and number)

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

22. Total number of *shares* or debentures over which options held following notification

N/A

Regulatory Announcement

Go to market news section

Free annual report

Company	Standard Chartered PLC
TIDM	STAN
Headline	Director/PDMR Shareholding
Released	10:32 12-May-06
Number	8773C

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

1. Name of the *issuer*

Standard Chartered PLC

2. State whether the notification relates to:

(i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4R(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

This notification relates to a transaction notified in accordance with DR 3.1.4R(1)(b)

3. Name of *person discharging managerial responsibilities/director*

P D Skinner

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

This notification is made in respect of a holding of the person referred to in (3) above.

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

Ordinary shares of US$0.50 each fully paid

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

P D Skinner

8 State the nature of the transaction

Share Dividend Election

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

23. Any additional information

24. Name of contact and telephone number for queries

Terry Skippen 020 7280 7109

Name and signature of duly authorised officer of *issuer* responsible for making notification

Julie Bamford, Deputy Group Secretary

Date of notification

12 May 2006

END

Close

1,050

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

0.000079%

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

N/A

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

13. Price per *share* or value of transaction

1427.60p

14. Date and place of transaction

12 May 2006

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

58,816 (0.0044%)

16. Date issuer informed of transaction

12 May 2006

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant

N/A

18. Period during which or date on which it can be exercised

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of *shares* or debentures involved (*class* and number)

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

22. Total number of *shares* or debentures over which options held following notification

N/A

Regulatory Announcement

Go to market news section

Free annual report

Company	Standard Chartered PLC
TIDM	STAN
Headline	Director/PDMR Shareholding
Released	10:35 12-May-06
Number	8776C

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

1. Name of the *issuer*

Standard Chartered PLC

2. State whether the notification relates to:

(i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4R(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

This notification relates to a transaction notified in accordance with DR 3.1.4R(1)(a)

3. Name of *person discharging managerial responsibilities/director*

G R Bullock

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

This notification is made in respect of a holding of the person referred to in (3) above.

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

Ordinary shares of US$0.50 each fully paid

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

Rock Nominees Limited

8 State the nature of the transaction

Share Dividend Election

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

Future focus

Looking ahead, we are confident that we can continue to build on our track record for good performance, and we are optimistic about the future.

Thank you for your continued support as shareholders.

- END -

For further information please contact:

Sean Farrell, Head of Media Relations +44 (0) 20 7280 7163
Romy Murray, Head of Investor Relations +44 (0)20 7280 7245

END

Close

Standard Chartered has undergone significant change in the last few years. Today I would like to share four aspects with you.

The first is balance. We have worked hard to enhance the balance and diversity of the Group and its performance. The 2005 results clearly demonstrate this. For example:

- In 2005, our two businesses, Wholesale and Consumer Banking, each contributed about 50 per cent of income and profit.
- In 2005, eight of our markets each contributed profit of more than $100 million, compared with five in 2003.

Second, the scale of the Bank is changing.

- Our customer base has grown from seven million in 2003 to 12 million customers today.
- We have expanded from 450 branches to 1,200 today.

Third, this is a Bank with a relentless focus on performance. One example of this is Korea, where we have demonstrated the capability and capacity to seize opportunities when they arise and to convert them rapidly into profit-generating Standard Chartered businesses. SC First Bank became accretive to earnings in the second half of 2005, in advance of the 2006 commitment we made at the time of the transaction.

Fourth, underlying this progress are our people: a team of diverse and talented individuals who have worked together tirelessly to transform the Bank. I want to take this opportunity to thank all of our employees for their invaluable contribution.

At this point, I do have some sad news. Christopher Castleman, who served as an executive director for 10 years from 1991, died recently. After retiring, Christopher continued to work closely with our Wholesale Banking business and as an adviser to the Board.

Christopher was passionate about everything he undertook, and his strategic thinking helped shape the Bank into the strong and focused company it is today. He will be sadly missed.

Current Progress

Turning to current progress, our performance this year to date is in line with the outlook that we gave at our 2005 Results presentation and in our 2005 Annual Report. We are seeing good income momentum in both businesses and across almost all our geographies.

We are maintaining our disciplined approach to managing expenses and, for the Group as a whole, expense growth for the full year will be broadly in line with income growth.

We continue to manage risk proactively. In Consumer Banking, we said that Taiwan's credit card market would be a challenge in 2006 and it is proving to be even more so than previously anticipated. Elsewhere, loan impairment charges in Consumer Banking are growing only in line with the size and mix of the book. In Wholesale Banking, the generally benign credit environment in many of our markets continues: new provisions remain low; though, as expected, recoveries and releases are less than 2005.

So, overall, the Group's progress in the first few months of 2006 continues to be good.

Seeing is Believing and there remains great enthusiasm among our customers and employees for this programme.

Our Living with HIV campaign is also progressing well. Improving education and understanding around HIV is not only a social need but it is also of real commercial significance to Standard Chartered. HIV is regrettably an overwhelming reality in many of the countries in which we operate. Improving understanding of the disease, and how it can be treated, can help us to maintain a healthy, stable workforce.

We want to ensure that our people have access to the knowledge that they need to protect themselves, their families, and the communities where they live.

We are very proud of our contributions in these two areas of need and believe that being a genuinely caring corporate citizen is integral to our success in our markets.

Non-executive Directors retiring

I wish to pay tribute to two members of the Board who are retiring. Non-executive Director Mr Ho KwonPing has played an important part in the governance of the Group and, as already announced, will retire from the Board at the conclusion of today's meeting. KwonPing has served on the Board since 1996 and I would like to thank him most warmly for the valuable contribution he has made during this important period for the Group.

The second retirement I have to announce is that of Hugh Norton. Hugh has been on the Board since 1995. He is the Senior Independent Director, he serves as the Chairman of the Board Remuneration Committee and he is a member of the Audit & Risk and the Board Nomination Committees. He has made a significant contribution to the governance, strategy and strength of the Company as it stands today and we will miss his challenge, his counsel and his insights. Hugh will retire from the Board at the end of 2006.

Looking forward, I am pleased to inform you that Ruth Markland will succeed Hugh as Chairman of the Board Remuneration Committee at the end of today's Annual General Meeting and that the new Senior Independent Director of the Standard Chartered Board when Hugh retires will be Rudy Markham.

I believe that Standard Chartered has a first-class Board, which works well as a team, with each Director bringing a unique perspective and experience to bear in support of your Company.

So, in closing, let me reaffirm to you that Standard Chartered is in good shape and making strong progress. Our markets' economic conditions play to our strengths and management is focused on realising the opportunities they present. We are executing our strategy well and making good progress.

Thank you for your support.

Mervyn Davies, Group Chief Executive

Our strategy for the future is based on building our existing businesses, and our geographic footprint presents many opportunities for continued organic growth. We will, however, consider an acquisition or alliance where it complements our existing business, either by extending our geographic or customer reach or broadening our product range.

We adopt a very disciplined approach towards acquisitions. Any acquisition has to fulfil the following criteria:

- First and foremost, it must deliver shareholder value within an acceptable timeframe.
- Secondly, it must have strategic fit and allow us to do something we could not do organically. For example, it might deliver a step change to the scale of our presence in a market. It might offer us access to an under-penetrated and rapidly developing banking sector, or to a young and growing population. It might also complement our existing geographies by giving us a presence in a particularly dynamic economy with strong growth prospects.
- Thirdly, any acquisition must offer an optimal trade-off of resource allocation against organic growth opportunities.

As you would expect, we are often presented with opportunities in our markets, or in new sectors or new geographies for us. And we have a team focused on making sure we explore all these possibilities carefully.

For all of our shareholders, we continue to ensure the Group is focused on performance and also has robust corporate governance.

Governance

It is my strongly held view that good performance and good governance reinforce each other. Under Mervyn's leadership, the management team continues to deliver strong performance. This performance is underpinned by the Group's strong compliance culture and risk management.

As Chairman, I will continue to ensure that our overall corporate governance is robust. The scale of the business is changing and as Standard Chartered increases in scale and complexity, the Board will ensure that the governance and structure of the Group keep pace – responding to escalating regulatory requirements as well as the rapid growth of the business. A strong Board that successfully combines relevant but varied experience and skills is essential to challenge and support management, particularly through periods of rapid growth and change, such as that which the Group is now experiencing.

Closely allied to corporate governance is the concept of good corporate citizenship. Our two global projects, Seeing is Believing and Living with HIV, were chosen because our involvement continues to make a difference – to lives and to livelihoods.

You may recall that on World Sight Day in 2004, we set a Seeing is Believing target to raise funds in three years for one million sight restorations. I am delighted to tell you that we met that fundraising target early, through the efforts and generosity of many, many people, and the money is now being deployed to make those sight restorations a reality. We are considering what happens next for

outlook across these geographies.

Recent years have seen a buoyant world economy and our regions have benefited from this, enjoying strong growth. Many countries across Asia, Africa and the Middle East are taking advantage of the favourable environment to push through structural reform – this will support their longer-term sustainable growth and economic resilience.

In the Middle East, more investment is being aimed at economic diversification into areas such as retail and tourism whilst, in Asia, markets are shifting from a reliance on exports to stronger domestic demand. For example, while exports are certainly strong in Hong Kong and South Korea, consumer spending is the key to their current growth. As a result, Asian growth rates are expected to remain well above those of OECD countries.

As a business operating in these markets, we are witnessing, at first hand, both cyclical strength and structural change.

Recent strategic investments delivering results

We are also seeing the strategic investments we have made in recent years deliver increasingly strong results.

In Thailand in 1999 we invested in 75 per cent of Nakornthon Bank, and, in 2005, we bought virtually all the remaining stake. Standard Chartered Bank (Thai), as it is now, has 41 branches and is well positioned as a local bank with international strengths.

In 2000, in India, we bought Grindlays, changing the nature of our presence in that growing market and others such as Bahrain, Bangladesh and Jordan. We are now the largest international bank in India with over two million consumer customers and 800 top corporate relationships.

In Indonesia in 2004, together with our consortium partner PT Astra, we took a controlling stake in Bank Permata – a consumer bank with more than 300 branches. This gives us a strong position in this growing market.

In China, we established our presence almost 150 years ago and we are well placed to take a leadership position in this emerging economic giant. Through increasingly rapid organic growth we now have a total of 18 branches, sub-branches and representative offices in 14 Chinese cities, making us one of the best-placed foreign banks. In addition, in 2005 we took a strategic stake in China Bohai Bank – the first joint-stock commercial bank to be granted a national licence in China since 1996. We are also focused on the opportunities presented by the Pearl River Delta – one of the world's fastest-growing economic zones, which accounts for about one-third of China's exports.

In South Korea, Asia's third-largest economy with a population of 47 million, we bought Korea First Bank. There are now 407 branches re-branded as SC First Bank and we see excellent prospects in this market.

Our alliances also offer opportunities to us. Through relatively modest investments in companies such as Fleming Family & Partners and Travelex, we have created mutually attractive opportunities to access significant customer groups with new offerings and products.

Future growth

Regulatory Announcement

Go to market news section

Free annual report

Company	Standard Chartered PLC
TIDM	STAN
Headline	AGM Statement
Released	11:50 04-May-06
Number	4293C

STANDARD CHARTERED PLC

ANNUAL GENERAL MEETING

4 MAY 2006

The meeting will deal with the proposed Resolutions as outlined in the Notice of Annual General Meeting issued to Shareholders dated 27 March 2006 and will provide a summary of the business and final performance of the Group in 2005 and of current progress.

The following statements are excerpts from the speeches to be made to shareholders by Bryan Sanderson, Chairman, and Mervyn Davies, Group Chief Executive, at the Annual General Meeting, being held today at 12.00 noon in London.

Bryan Sanderson, Chairman

Before starting the meeting I would like to pay tribute to Lord Barber, who died recently. He chaired the Bank from 1974 to 1987 and his wisdom and approachable style were valued and respected by all of those who knew him.

Performance and dividend

I am very pleased to report another strong performance by the Group in 2005.

- Profit before taxation, including the post-acquisition results for SC First Bank, which is the new name for Korea First Bank, is up 19 per cent.
- Income is up 27 per cent including SC First Bank and 14 per cent on an underlying like-for-like basis.
- The Group has delivered strong earnings per share, up 23 per cent.
- As a result, the Board is recommending a full-year dividend to shareholders of 64.0 cents, continuing our 11-year record of dividend increases of 10 per cent or more.

Our unique proposition – an Asian-led bank, denominated in dollars, with London governance – continues to be popular with investors, reinforced as it now is by the performance delivery of Mervyn and his executive team.

Economic outlook for our regions

The performance reflects the fact that the underlying business is doing well, and our geographic diversity is helping us to deliver good results. So let me spend a few minutes on the economic

Regulatory Announcement

Go to market news section

Free annual report

Company	Standard Chartered PLC
TIDM	STAN
Headline	Directorate Change
Released	11:51 04-May-06
Number	4296C

Standard Chartered PLC - Directorate Change
4 May 2006

Hugh Edward Norton

The Board of Directors of Standard Chartered PLC announced today that Hugh Norton will retire from the Board with effect from 31 December 2006. He has been a Non-Executive Director since 1995.

Bryan Sanderson, Chairman of Standard Chartered PLC, said: "Hugh has been on the Board since 1995. He has made a significant contribution to the governance, strategy and strength of the Company as it stands today and we will miss his challenge, his counsel and his insights."

Mr Norton is currently Chairman of the Board Remuneration Committee and Senior Independent Director. Ruth Markland will succeed Mr Norton as Chairman of the Board Remuneration Committee at the end of the Company's Annual General Meeting on 4 May 2006 and Rudy Markham will become Senior Independent Director with effect from 1 January 2007.

Mr Norton has confirmed that there is nothing which needs to be brought to the attention of the holders of securities of Standard Chartered PLC in respect of his retirement.

For further information please contact:

Sean Farrell, Head of Media Relations +44 (0) 20 7280 7163
Romy Murray, Head of Investor Relations +44 (0)20 7280 7245

END

Close

12.	To authorise the directors to set the auditor's fees	191,735,345	983,592	34,465
13.	To authorise the directors to allot shares	190,397,099	2,228,411	102,973
14.	To extend the authority to allot shares	190,693,426	1,910,813	124,157
15.	To disapply pre-emption rights	192,232,140	356,982	164,366
16.	To authorise the Company to buy back its ordinary shares	192,015,995	696,226	41,268
17.	To authorise the Company to buy back its preference shares	192,036,862	603,803	112,719
18.	To authorise the Company to make EU political donations under s347C of the Companies Act 1985	189,066,595	3,408,905	277,718
19.	To authorise Standard Chartered Bank to make EU political donations under s347D of the Companies Act 1985	189,019,337	3,426,891	282,064
20.	To approve amendments to rules of the Standard Chartered 2001 Performance Share Plan	181,915,437	5,056,554	5,807,900
21.	To approve the Standard Chartered 2006 Restricted Share Scheme	185,960,658	5,947,439	815,698

N.B. In accordance with the Company's Articles of Association, on a poll every member shall have one vote for every four shares held.

END

Close

Regulatory Announcement

Go to market news section

Free annual report

Company	Standard Chartered PLC
TIDM	STAN
Headline	Result of AGM
Released	11:07 05-May-06
Number	5085C

RESULT OF AGM

RESOLUTIONS PASSED AT ANNUAL GENERAL MEETING

Thursday 4 May 2006

Standard Chartered PLC announces the result of voting on the resolutions at its Annual General Meeting held on Thursday 4 May 2006, as set out in the AGM notice.

Each of the resolutions was passed by the required majority. Resolutions 1 to 14 (inclusive) and 18 to 21 (inclusive) as ordinary resolutions and Resolutions 15 – 17 as special resolutions were passed on a show of hands.

Details are set out below of the proxy votes received by Standard Chartered PLC before the AGM in respect of all resolutions.

A copy of the resolutions put to shareholders at the AGM today has been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

The Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS

PROXIES RECEIVED IN RESPECT OF AGM RESOLUTIONS

	Resolution	For	Against	Vote Withheld
1.	To receive the report and accounts	191,476,892	860,757	415,840
2.	To declare the final dividend	192,696,929	138	56,422
3.	To approve the directors' remuneration report	180,868,555	6,098,399	5,812,686
4.	To elect Mr E M Davies as a director	191,690,748	1,014,082	48,659
5.	To elect Mr M B DeNoma as a director	191,672,329	1,029,442	51,718
6.	To re-elect Mr P A Sands as a director	191,690,869	1,010,489	51,926
7.	To re-elect Sir CK Chow as a director	191,937,282	765,103	51,104
8.	To re-elect Mr R H P Markham as a director	191,918,833	784,165	50,491
9.	To re-elect Mr H E Norton as a director	189,441,924	2,049,092	1,262,473
10.	To re-elect Mr B K Sanderson as a director	188,914,575	1,038,755	2,800,156
11.	To re-appoint the auditor	191,674,567	1,014,941	35,895

Regulatory Announcement

Go to market news section Free annual report

Company	Standard Chartered PLC
TIDM	STAN
Headline	Documents for Inspection
Released	15:21 05-May-06
Number	5424C

Copies of the resolutions passed at the Annual General Meeting of Standard Chartered PLC held on Thursday 4 May 2006 have been submitted to the UK Listing Authority and will shortly be available for inspection at the Document Viewing Facility of the Financial Services Authority, 25 The North Colonnade, London E14 5HS.

END

Close

Securities Act of 1933, as amended or under the securities laws of any state of the United States and may not be offered or sold in the United States unless they are registered with the U.S. Securities and Exchange Commission or an exemption from registration is available.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

Regulatory Announcement

Go to market news section

Company	Standard Chartered Bank
TIDM	47JQ
Headline	Preferred Securities
Released	13:17 11-May-06
Number	8233C

Standard Chartered Bank

11 May 2006

Standard Chartered Bank – Issue of £300 million 8.103 per cent Step-up Callable Perpetual Preferred Securities

Standard Chartered Bank ("SCB") announces that it has issued £300 million 8.103 per cent Step-up Callable Perpetual Preferred Securities (the "Preferred Securities"), to be consolidated and form a single series with the existing £300 million 8.103 per cent Step-up Callable Perpetual Preferred Securities (issued on 11 May 2001) with effect on and from 11 May 2006. The Preferred Securities are perpetual obligations and have an issuer call on 11 May 2016 and on each coupon payment date thereafter.

The Preferred Securities have been priced at 116.801% of £300 million with an initial coupon of 8.103% and from the coupon payment date falling after 11 May 2016 at a rate per annum reset every five years of 4.275 per cent above the gross redemption yield on a specified United Kingdom Government Security.

The joint lead managers are Deutsche Bank AG, London Branch, Lehman Brothers International (Europe) and Standard Chartered Bank.

Application has been made to the Luxembourg Stock Exchange for the Preferred Securities to be admitted to trading on the Luxembourg Stock Exchange's regulated market and to be listed on the Luxembourg Stock Exchange.

For further information, please contact:

Romy Murray, Head of Investor Relations
+44 (0)20 7280 7245

Sean Farrell, Head of Media Relations
+44 (0)20 7280 7136

Notes:

Any price stabilisation activity will be carried out in accordance with the EU Market Abuse Directive (2003/6/EC) and its implementing Regulation (2273/2003/EC) and the applicable International Capital Market Association recommendations.

This announcement is for information purposes only and does not constitute an offer or an invitation to acquire or dispose of any securities or investment advice in any jurisdiction. This announcement does not constitute an offer to sell or issue or the solicitation of an offer to buy or acquire any securities in the capital of SCB in the United States. The Preferred Securities have not been and will not be registered under the U.S.

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)
N/A

13. Price per *share* or value of transaction
N/A

14. Date and place of transaction
N/A

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)
N/A

16. Date issuer informed of transaction
N/A

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant
11 May 2006

18. Period during which or date on which it can be exercised
Performance Share Plan options may be exercised between 3 and 10 years from date of grant subject to performance criteria.

19. Total amount paid (if any) for grant of the option
Nil

20. Description of *shares* or debentures involved (*class* and number)
9,417 ordinary shares of USD0.50 each fully paid

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
Nil cost

22. Total number of *shares* or debentures over which options held following notification
294,205

23. Any additional information
NONE

24. Name of contact and telephone number for queries
Terry Skippen 020 7280 7109

Name and signature of duly authorised officer of *issuer* responsible for making notification
Terry Skippen, Assistant Group Secretary

Date of notification
12 May 2006
END

Close

Regulatory Announcement

Go to market news section

Free annual report

Company	Standard Chartered PLC
TIDM	STAN
Headline	Director/PDMR Shareholding
Released	09:49 12-May-06
Number	8701C

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R (1).

1. Name of the *issuer*
Standard Chartered PLC

2. State whether the notification relates to:
(i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or
(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)
This notification relates to a transaction notified in accordance with DR 3.1.4R(1)(a)

3. Name of *person discharging managerial responsibilities/director*
David Edwards

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*
N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest
This notification is made in respect of a holding of the person referred to in 3. above.

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*
Ordinary shares of US$0.50 each fully paid

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them
David Edwards

8 State the nature of the transaction
Grant of an option under the Company's Performance Share Plan

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired
N/A

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)
N/A

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed
N/A

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)
N/A

13. Price per *share* or value of transaction
N/A

14. Date and place of transaction
N/A

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)
N/A

16. Date issuer informed of transaction
N/A

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant
11 May 2006

18. Period during which or date on which it can be exercised
Performance Share Plan options may be exercised between 3 and 10 years from date of grant subject to performance criteria.

19. Total amount paid (if any) for grant of the option
Nil

20. Description of *shares* or debentures involved (*class* and number)
17,979 ordinary shares of USD0.50 each fully paid

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
Nil cost

22. Total number of *shares* or debentures over which options held following notification
358,049

23. Any additional information
NONE

24. Name of contact and telephone number for queries
Terry Skippen 020 7280 7109

Name and signature of duly authorised officer of *issuer* responsible for making notification
Terry Skippen, Assistant Group Secretary

Date of notification
12 May 2006
END

Close

Regulatory Announcement

Go to market news section

Free annual report

Company	Standard Chartered PLC
TIDM	STAN
Headline	Director/PDMR Shareholding
Released	09:51 12-May-06
Number	8706C

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R (1).

1. Name of the *issuer*
Standard Chartered PLC

2. State whether the notification relates to:
(i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or
(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)
This notification relates to a transaction notified in accordance with DR 3.1.4R(1)(a)

3. Name of *person discharging managerial responsibilities/director*
Gareth Bullock

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*
N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest
This notification is made in respect of a holding of the person referred to in 3. above.

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*
Ordinary shares of US$0.50 each fully paid

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them
Gareth Bullock

8 State the nature of the transaction
Grant of an option under the Company's Performance Share Plan

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired
N/A

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)
N/A

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed
N/A

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

22. Total number of *shares* or debentures over which options held following notification

N/A

23. Any additional information

NONE

24. Name of contact and telephone number for queries

Bridget Creegan 020 7280 6119

Name and signature of duly authorised officer of *issuer* responsible for making notification

Terry Skippen, Assistant Group Secretary

Date of notification

10 April 2006

END

Close

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

594,367

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

0.045%

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

594,367

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

0.045%

13. Price per *share* or value of transaction

Exercise price:
48,387 at 620p
50,676 at 888p
111,937 at 871.02p
119,733 at 902p
153,569 at 722.8p
110,065 at 690.5p

Sale price: 1503.81p

14. Date and place of transaction

7 April 2006

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

147,340 (0.011%)

16. Date issuer informed of transaction

7 April 2006

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant

N/A

18. Period during which or date on which it can be exercised

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of *shares* or debentures involved (*class* and number)

Regulatory Announcement

Go to market news section

Free annual report

Company	Standard Chartered PLC
TIDM	STAN
Headline	Director/PDMR Shareholding
Released	13:19 10-Apr-06
Number	2959B

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

1. Name of the *issuer*

Standard Chartered PLC

2. State whether the notification relates to:

(i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

Notification relates to a transaction notified in accordance with both DR3.1.4R (1)(a) and DR 3.1.4 (R)(1)(b)

3. Name of *person discharging managerial responsibilities/director*

Kai Nargolwala

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

Notification is in respect of a holding of the person referred to in (3) above

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

Ordinary shares of US$0.50 each fully paid

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

Kai & Aparna Nargolwala

8. State the nature of the transaction

Exercise of options under the Company's Executive Share Option Scheme and subsequent sale of shares

Your right to access this service is conditional upon complying with the above requirement.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

Regulatory Announcement

Go to market news section

Company	Standard Chartered Bank
TIDM	47JQ
Headline	Publication of Prospectus
Released	12:25 12-Apr-06
Number	4404B

RNS Number:4404B
Standard Chartered Bank
12 April 2006

Standard Chartered Bank and Standard Chartered Bank (Hong Kong) Limited
12 April 2006

Publication of Supplementary Prospectus

The following supplementary prospectus has been submitted to the UK Listing Authority and is available for viewing:

Supplementary Prospectus dated 12 April 2006 relating to a US$10 billion Debt Issuance Programme with Standard Chartered Bank and Standard Chartered Bank (Hong Kong) Limited as issuers.

To view the full document please paste the following URL into the address bar of your browser.

www.rns-pdf.londonstockexchange.com/rns/4404b_-2006-4-12.pdf

For further information, please contact

Romy Murray
Head of Investor Relations
1 Aldermanbury Square
London
EC2V 7SB

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus is not addressed. Prior to relying on the information contained in the Prospectus you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

The Notes offered by the Prospectus have not been and will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act"), or any relevant securities laws of any state of the United States and are subject to U.S. tax law requirements. Subject to certain exceptions, the Notes may not be offered, sold or delivered in the United States, as defined in Regulation 8 under the Securities Act. The Prospectus may not be accessed from, or transmitted in or into, the United States.

Date of Filing	Document Type	Brief Description
29 November 2005	D2	Change of address for Richard Meddings
6 September 2005	D2	Appointment of Charles Brown and resignation of David Brimacombe as company secretary
19 May 2005	ARF1	2005 Annual Return
19 May 2005	Accounts	2004 Annual Report
19 May 2005	D2	Resignation of Christopher Keljik as director

A copy of this annual information update is available on request from the Company's registered office at 1 Aldermanbury Square, London, EC2V 7SB; and its principal place of business in Hong Kong at 32nd Floor, 4-4A Des Voeux Road, Central, Hong Kong.

Two copies of this announcement have been submitted to the UK Listing Authority and will shortly be available for inspection at the Document Viewing Facility of the Financial Services Authority, 25 The North Colonnade, London, E14 5HS.

For further information, please contact Sharon O'Donovan, Assistant Secretary, ++44 20 7280 7110.

18 April 2006

END

Close

Commission by virtue of compliance with Section 12 of the US Securities Exchange Act of 1934. Full details of these filings can be viewed at
www.sec.gov/edgar/searchedgar/companysearch.html

5. Documents filed with the Stock Exchange of Hong Kong

Further to the announcements made with the London Stock Exchange, where appropriate, the following additional documents have also been filed by the Company with the Stock Exchange of Hong Kong during the previous 12 months. Copies of these documents may be obtained from www.hkex.com.hk.

Date of Publication	Document
27 March 2006	Election Form
27 March 2006	Proxy Form for use at AGM
27 March 2006	Annual Report and Accounts 2005
27 March 2006	Circular (Notice of AGM 2006)
27 March 2006	Circular (2005 Final Dividend)
27 March 2006	Notice of AGM 2006
24 February 2006	Proposed record date in connection with the payment of 2005 Final Dividend
5 September 2005	Election Form
5 September 2005	Circular (2005 Interim Dividend)
2 September 2005	Interim Report 2005
24 August 2005	Interim Dividend for the year ending 31.12.05 Share Dividend Scheme
4 August 2005	Proposed record date in connection with the payment of 2005 Interim Dividend
27 April 2005	Final Dividend for the year ended 31.12.04 Scrip Dividend

6. Documents filed with the Companies Registry in Hong Kong

The following documents have been filed by the Company with the Companies Registry in Hong Kong during the previous 12 months. Copies of these documents may be obtained from the Companies Registry in Hong Kong, 14th Floor, Queensway Government Offices, 88 Queensway, Hong Kong - email:crenq@cr.gov.hk - or, if you are a registered user, through ICRIS at www.icris.cr.gov.hk.

20 June 2005	88(2)R	Return of allotment of shares
17 June 2005	88(2)R	Return of allotment of shares
17 June 2005	88(2)R	Return of allotment of shares
17 June 2005	88(2)R	Return of allotment of shares
16 June 2005	190	Location of debenture register
27 May 2005	88(2)R	Return of allotment of shares
27 May 2005	88(2)R	Return of allotment of shares
27 May 2005	88(2)R	Return of allotment of shares
27 May 2005	88(2)R	Return of allotment of shares
27 May 2005	88(2)R	Return of allotment of shares
27 May 2005	88(2)R	Return of allotment of shares
27 May 2005	88(2)R	Return of allotment of shares
27 May 2005	88(2)R	Return of allotment of shares
24 May 2005	RES01	Authority allotment of security
23 May 2005	Mem/Arts	Memorandum of Association/Articles of Association
17 May 2005	353	Location of register of members
16 May 2005	288b	Resignation of director
13 May 2005	AA	Group of companies' accounts made up to 31.12.04

3. Documents filed with the Financial Services Authority

The following documents have been filed by the Company with the Financial Services Authority during the previous 12 months. These documents may be viewed at the UK Listing Authority's Document Viewing Facility at 25 The North Colonnade, Canary Wharf, London, E14 5HS. Copies of these documents are also available on request from the Company's registered office at 1 Aldermanbury Square, London, EC2V 7SB.

Date of Publication	Document
27 March 2006	Copies of Annual Report and Accounts 2005, Annual Review 2005, Notice of AGM 2006 and 2005 Final Dividend document
1 September 2005	Copies of 2005 Interim Report and 2005 Interim Dividend document
5 May 2005	AGM Resolutions

4. Documents filed with the Securities and Exchange Commission

The Company has submitted all of the above filings to the Securities and Exchange

13 January 2006	88(2)R	Return of allotment of shares
13 January 2006	88(2)R	Return of allotment of shares
13 January 2006	88(2)R	Return of allotment of shares
13 January 2006	88(2)R	Return of allotment of shares
16 December 2005	88(2)R	Return of allotment of shares
8 December 2005	88(2)R	Return of allotment of shares
8 December 2005	88(2)R	Return of allotment of shares
8 December 2005	88(2)R	Return of allotment of shares
8 December 2005	88(2)R	Return of allotment of shares
22 November 2005	88(2)R	Return of allotment of shares
22 November 2005	88(2)R	Return of allotment of shares
22 November 2005	88(2)R	Return of allotment of shares
21 November 2005	288c	Change of particulars of a director
15 November 2005	88(2)R	Return of allotment of shares
1 November 2005	88(2)R	Return of allotment of shares
20 October 2005	88(2)R	Return of allotment of shares
19 October 2005	88(2)R	Return of allotment of shares
12 October 2005	88(2)R	Return of allotment of shares
12 October 2005	88(2)R	Return of allotment of shares
12 October 2005	88(2)R	Return of allotment of shares
12 October 2005	88(2)R	Return of allotment of shares
12 October 2005	88(2)R	Return of allotment of shares
12 October 2005	88(2)R	Return of allotment of shares
12 October 2005	88(2)R	Return of allotment of shares
9 September 2005	288c	Change of particulars of a director
6 September 2005	288a	Appointment of secretary
6 September 2005	288b	Resignation of secretary
19 August 2005	88(2)R	Return of allotment of shares
19 August 2005	88(2)R	Return of allotment of shares
3 August 2005	88(2)R	Return of allotment of shares
3 August 2005	88(2)R	Return of allotment of shares
3 August 2005	88(2)R	Return of allotment of shares
3 August 2005	88(2)R	Return of allotment of shares
11 July 2005	88(2)R	Return of allotment of shares
11 July 2005	88(2)R	Return of allotment of shares
11 July 2005	88(2)R	Return of allotment of shares
11 July 2005	88(2)R	Return of allotment of shares
11 July 2005	88(2)R	Return of allotment of shares
15 July 2005	363a	Annual return made up to 10.04.05

23 May 2005	FRN Variable Rate Fix
20 May 2005	Holding(s) in Company
19 May 2005	Additional Listing
13 May 2005	Director Shareholding
13 May 2005	Director Shareholding
13 May 2005	Director Shareholding
13 May 2005	Director Shareholding
13 May 2005	Director Shareholding
13 May 2005	Director Shareholding
13 May 2005	Director Shareholding
12 May 2005	Director Shareholding
12 May 2005	Results for 2004 restated under IFRS
11 May 2005	Director Shareholding
10 May 2005	Korea First Bank Q1 Results
5 May 2005	Result of AGM
5 May 2005	AGM Statement
28 April 2005	Travelex Partnership
18 April 2005	Korea First Bank Directors

2. Documents filed with the Registrar of Companies

The following documents have been filed by the Company with the Registrar of Companies at Companies House during the previous 12 months. Copies of these documents may be obtained from Companies House, Crown Way, Maindy, Cardiff, CF14 3UZ, email: enquiries@companies-house.gov.uk - or, if you are a registered user, through Companies House Direct at www.direct.companieshouse.gov.uk.

Date of Filing	Document Type	Brief Description
12 April 2006	88(2)R	Return of allotment of shares
12 April 2006	88(2)R	Return of allotment of shares
12 April 2006	88(2)R	Return of allotment of shares
20 February 2006	88(2)R	Return of allotment of shares
20 February 2006	88(2)R	Return of allotment of shares
20 February 2006	88(2)R	Return of allotment of shares
10 February 2006	88(2)R	Return of allotment of shares
10 February 2006	88(2)R	Return of allotment of shares
10 February 2006	88(2)R	Return of allotment of shares
18 January 2006	88(2)R	Return of allotment of shares
13 January 2006	88(2)R	Return of allotment of shares

14 November 2005	SC First Bank Q3 2005 Results
11 November 2005	Director/PDMR Shareholding
10 November 2005	Holding(s) in Company
7 November 2005	Director/PDMR Shareholding
28 October 2005	Analyst Trip 2005
14 October 2005	Director/PDMR Shareholding
14 October 2005	Director/PDMR Shareholding
14 October 2005	Director/PDMR Shareholding
14 October 2005	Director/PDMR Shareholding
14 October 2005	Director/PDMR Shareholding
14 October 2005	Director/PDMR Shareholding
14 October 2005	Director/PDMR Shareholding
14 October 2005	Director/PDMR Shareholding
14 October 2005	Director/PDMR Shareholding
14 October 2005	Director/PDMR Shareholding
13 October 2005	Director/PDMR Shareholding
3 October 2005	Director/PDMR Shareholding
3 October 2005	Director/PDMR Shareholding
29 September 2005	Holding(s) in Company
28 September 2005	Director/PDMR Shareholding
9 September 2005	Director/PDMR Shareholding
9 September 2005	Director/PDMR Shareholding
6 September 2005	Investment – China Bohai Bank
1 September 2005	Company Secretary Change
1 September 2005	Interim Results
17 August 2005	FRN Variable Rate Fix
16 August 2005	Korea First Bank H1 Results
15 August 2005	Director/PDMR Shareholding
8 August 2005	Interim Results
15 July 2005	Transfer of Branch Business
23 June 2005	Director Shareholding
22 June 2005	June 2005 Pre-close Trading Statement
17 June 2005	Acquisition
15 June 2005	Acquisition
13 June 2005	Director Shareholding
13 June 2005	FRN Variable Rate Fix
24 May 2005	Director Shareholding
23 May 2005	Director Shareholding

15 March 2006	Director/PDMR Shareholding
15 March 2006	Director/PDMR Shareholding
15 March 2006	Director/PDMR Shareholding
15 March 2006	Director/PDMR Shareholding
15 March 2006	Director/PDMR Shareholding
15 March 2006	Director/PDMR Shareholding
15 March 2006	Director/PDMR Shareholding
15 March 2006	Director/PDMR Shareholding
15 March 2006	Director/PDMR Shareholding
15 March 2006	Director/PDMR Shareholding
13 March 2006	Holding(s) in Company
7 March 2006	Director/PDMR Shareholding
7 March 2006	Director/PDMR Shareholding
7 March 2006	Director/PDMR Shareholding
7 March 2006	Director/PDMR Shareholding
7 March 2006	Director/PDMR Shareholding
7 March 2006	Director/PDMR Shareholding
7 March 2006	Director/PDMR Shareholding
7 March 2006	Director/PDMR Shareholding
7 March 2006	Director/PDMR Shareholding
7 March 2006	Director/PDMR Shareholding
7 March 2006	Director/PDMR Shareholding
7 March 2006	Director/PDMR Shareholding
2 March 2006	Results for the Year Ended 31.12.05
28 February 2006	Directorate Change
15 February 2006	Director/PDMR Shareholding
13 February 2006	Holding(s) in Company
7 February 2006	Directors' Profiles
24 January 2006	Holding(s) in Company
12 January 2006	Completion of Acquisition
28 December 2005	Director/PDMR Shareholding
22 December 2005	Holding(s) in Company
19 December 2005	Holding(s) in Company
16 December 2005	Connected Transaction
8 December 2005	Director/PDMR Shareholding
7 December 2005	FF&P Partnership
7 December 2005	December 2005 Pre-close Trading Statement

Regulatory Announcement

Go to market news section

Free annual report

Company	Standard Chartered PLC
TIDM	STAN
Headline	Annual Information Update
Released	16:02 18-Apr-06
Number	6169B

Annual Information Update for Standard Chartered PLC (the "Company"

This annual information update is filed pursuant to Prospectus Rule 5.2 made by the Financial Services Authority and not for any other purpose and by filing this annual information update neither the Company, nor any other person, takes any responsibility for, or makes any representation, express or implied, as to the accuracy or completeness of, the information contained or referred to below herein. The information referred to below is not necessarily up to date as at the date of this annual information update and the Company does not undertake any obligation to update any such information in the future. Furthermore, such information may have been prepared in accordance with the laws or regulations of a particular jurisdiction and may not comply with or meet the relevant standards of disclosure in any other jurisdiction. Neither this annual information update, nor the information referred to below constitutes, by virtue of this communication, an offer of any securities addressed to any person and should not be relied on by any person.

1. Regulatory Announcements

The following UK regulatory announcements have been made by the Company via a Regulatory Information Service during the previous 12 months up to and including 18 April 2006. Copies of these announcements can be viewed at the London Stock Exchange's website at www.londonstockexchange.com/en-gb/pricesnews/marketnews under code STAN and at the Company's website at www.standardchartered.com/investors.

Date of Publication	Regulatory Headline
10 April 2006	Director/PDMR Shareholding
10 April 2006	Standard Chartered Hong Kong
5 April 2006	Director/PDMR Shareholding
30 March 2006	Directors' Interests
30 March 2006	Holding(s) in Company
29 March 2006	Directors' Interests
28 March 2006	Directors' Interests
28 March 2006	Holding(s) in Company
28 March 2006	Holding(s) in Company
27 March 2006	Holding(s) in Company
27 March 2006	Directors' Interests
27 March 2006	Documents for Inspection
20 March 2006	Holding(s) in Company

		as director
18 April 2005	M1	Mortgage or Charge Details
18 April 2005	Certificate of Registration of Charge	Certificate of Registration of Charge

A copy of this annual information update is available on request from the Company's principal office at 1 Aldermanbury Square, London, EC2V 7SB; and its principal place of business in Hong Kong at 32nd Floor, 4-4A Des Voeux Road, Central, Hong Kong.

Two copies of this announcement have been submitted to the UK Listing Authority and will shortly be available for inspection at the Document Viewing Facility of the Financial Services Authority, 25 The North Colonnade, London, E14 5HS.

For further information, please contact Sharon O'Donovan, Assistant Secretary, ++44 20 7280 7110.

18 April 2006

END

Close

Date of Publication	Document
12 April 2006	Supplementary Prospectus relating to a US$10 billion Debt Issuance Programme with Standard Chartered Bank and Standard Chartered Bank (Hong Kong) Limited as issuers
26 September 2005	Prospectus relating to a US$10 billion Debt Issuance Programme with Standard Chartered Bank and Standard Chartered Bank (Hong Kong) Limited as issuers
16 June 2005	Supplemental Offering Circular relating to a US$10,000,000,000 Debt Issuance Programme

4. Documents filed with the Securities and Exchange Commission

The Company has submitted all of the above filings to the Securities and Exchange Commission by virtue of compliance with Section 12 of the US Securities Exchange Act of 1934. Full details of these filings can be viewed at www.sec.gov/edgar/searchedgar/companysearch.html

5. Documents filed with the Companies Registry in Hong Kong

The following documents have been filed by the Company with the Companies Registry in Hong Kong during the previous 12 months. Copies of these documents may be obtained from the Companies Registry in Hong Kong, 14th Floor, Queensway Government Offices, 88 Queensway, Hong Kong, email:crenq@cr.gov.hk; or, if you are a registered user, through ICRIS at www.icris.cr.gov.hk.

Date of Filing	Document Type	Brief Description
29 November 2005	D2	Change of address of Richard Meddings
24 October 2005	F3	Appointment of Lai Wing Nga as authorised representative in Hong Kong
6 September 2005	F3	Resignation of Li Po Wan, Pauline as authorised representative in Hong Kong
21 July 2005	F4	Return of alteration in the charter, statutes etc. of an overseas company
19 May 2005	ARF1	2005 Annual Return
19 May 2005	Accounts	Directors' Report and Financial Statement for year ended 31 December 2004
19 May 2005	D2	Resignation of Christopher Keljik

26 September 2005	Publication of Prospectus
15 September 2005	Early Redemption
15 September 2005	Redemption of 2010 FRNs
3 August 2005	FRN Variable Rate Fix
20 July 2005	FRN Variable Rate Fix
29 June 2005	FRN Variable Rate Fix
16 June 2005	Listing Particulars
10 June 2005	Issue of Debt
3 May 2005	FRN Variable Rate Fix

2. Documents filed with the Registrar of Companies

The following documents have been filed by the Company with the Registrar of Companies at Companies House during the previous 12 months. Copies of these documents may be obtained from Companies House, Crown Way, Maindy, Cardiff, CF14 3UZ - email: enquiries@companies-house.gov.uk - or, if you are a registered user, through Companies House Direct at www.direct.companieshouse.gov.uk.

Date of Filing	Document Type	Brief Description
23 March 2006	88(2)R	Return of allotment of shares
5 February 2006	88(2)R	Return of allotment of shares
12 January 2006	88(2)R	Return of allotment of shares
12 January 2006	123	NC including already adjusted
12 January 2006	Res04	S80A authority to allot securities
5 January 2006	288c	Change to particulars of a director
19 December 2005	395	Particulars of mortgage/charge
24 November 2005	288a	Appointment of secretary
29 June 2005	88(2)R	Return of allotment of shares
16 June 2005	PROSP	Listing of particulars
18 May 2005	88(2)R	Return of allotment of shares
17 May 2005	363a	Annual return made up to 14.04.0
17 May 2005	288b	Resignation of director
12 May 2005	Misc	Amended Royal Charter Bye Laws

3. Documents filed with the Financial Services Authority

The following documents have been filed by the Company with the Financial Services Authority during the previous 12 months. These documents may be viewed at the UK Listing Authority's Document Viewing Facility at 25 The North Colonnade, Canary Wharf, London, E14 5HS. Copies of these documents are also available on request from the Company's principal office at 1 Aldermanbury Square, London, EC2V 7SB.

Regulatory Announcement

Go to market news section

Company	Standard Chartered Bank
TIDM	47JQ
Headline	Annual Information Update
Released	16:04 18-Apr-06
Number	6172B

Annual Information Update for Standard Chartered Bank (the "Company'

This annual information update is filed pursuant to Prospectus Rule 5.2 made by the Financial Services Authority and not for any other purpose and by filing this annual information update neither the Company, nor any other person, takes any responsibility for, or makes any representation, express or implied, as to the accuracy or completeness of, the information contained or referred to below herein. The information referred to below is not necessarily up to date as at the date of this annual information update and the Company does not undertake any obligation to update any such information in the future. Furthermore, such information may have been prepared in accordance with the laws or regulations of a particular jurisdiction and may not comply with or meet the relevant standards of disclosure in any other jurisdiction. Neither this annual information update, nor the information referred to below constitutes, by virtue of this communication, an offer of any securities addressed to any person and should not be relied on by any person.

1. Regulatory Announcements

The following regulatory announcements have been made by the Company during the previous 12 months up to and including 18 April 2006. These announcements were made via a Regulatory Information Service in London and simultaneously announced, where appropriate, to the Stock Exchange of Hong Kong. Copies of these announcements can be viewed at the London Stock Exchange's website at www.londonstockexchange.com/en-gb/pricesnews/marketnews and at the Company's website at www.standardchartered.com/investors.

Date of Publication	Regulatory Headline
12 April 2006	Publication of Prospectus
29 March 2006	FRN Variable Rate Fix
14 February 2006	FRN Variable Rate Fix
8 February 2006	Issue of Senior FRNs
3 February 2006	FRN Variable Rate Fix
10 January 2006	Amendments to Step up Notes
29 December 2005	FRN Variable Rate Fix
9 December 2005	Issue of Debt
3 November 2005	FRN Variable Rate Fix
20 October 2005	Issue of Senior Notes
12 October 2005	Issue of Upper Tier II Notes
3 October 2005	FRN Variable Rate Fix

11. Date company informed

21 APRIL 2006

12. Total holding following this notification

9 MARCH 2006: 50,528,522
10 MARCH 2006: 65,369,193
15 MARCH 2006: 45,216,599
16 MARCH 2006: 17,378,760

13. Total percentage holding of issued class following this notification

9 MARCH 2006: 3.83%
10 MARCH 2006: 4.95%
15 MARCH 2006: 3.43%
16 MARCH 2006: 1.32%

14. Any additional information

WITH EFFECT FROM 16 MARCH 2006 LEHMAN BROTHERS INTERNATIONAL (EUROPE) NO LONGER HAS A NOTIFIABLE INTEREST IN THE ISSUED SHARE CAPITAL OF THE COMPANY.

15. Name of contact and telephone number for queries

BRIDGET CREEGAN, 020 7280 6119

16. Name and signature of authorised company official responsible for making this notification

JULIE BAMFORD, DEPUTY GROUP SECRETARY

Date of notification

24 APRIL 2006

END

Close

10. Date of transactions

9 TO 16 MARCH 2006

Regulatory Announcement

Go to market news section

Free annual report

Company	Standard Chartered PLC
TIDM	STAN
Headline	Holding(s) in Company
Released	14:08 24-Apr-06
Number	8859B

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

STANDARD CHARTERED PLC

2. Name of shareholder having a major interest

LEHMAN BROTHERS INTERNATIONAL (EUROPE)

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

THE SHAREHOLDER NAMED IN (2)

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

THE SHAREHOLDER NAMED IN (2)

5. Number of shares / amount of stock acquired

9 MARCH 2006: 28,132,172
10 MARCH 2006: 14,840,671

6. Percentage of issued class

9 MARCH 2006: 2.13%
10 MARCH 2006: 1.12%

7. Number of shares / amount of stock disposed

15 MARCH 2006: 20,152,594
16 MARCH 2006: 27,837,839

8. Percentage of issued class

15 MARCH 2006: 1.53%
16 MARCH 2006: 2.11%

9. Class of security

ORDINARY SHARES OF USD0.50 EACH

Regulatory Announcement

Go to market news section

Free annual report

Company	Standard Chartered PLC
TIDM	STAN
Headline	Directors' Interests
Released	16:52 28-Mar-06
Number	5486A

Standard Chartered PLC

1995 Employee Share Ownership Plan Trust (the "Trust")

This is to advise you that Bedell Cristin Trustees Limited, the Trustee of the Company's employee benefit trust used in connection with some of he Company's employee share schemes has advised under a notification dated 28 March 2006 that on 27 March 2006 they disposed of a total of 358,249 Standard Chartered PLC ordinary shares of US$0.50 each.

These shares were disposed of in connection with some of the Company's employee share schemes.

Following this transaction the Trust held a total of 8,837,178 unallocated Standard Chartered PLC ordinary shares of US$0.50 each.

The following directors together with all employees are potential beneficiaries of the Trust and as a result of this transaction there has been a change in the number of shares they are interested in, however the directors were not connected with the transaction detailed above:-

Bryan Sanderson, Mervyn Davies, Mike DeNoma, Richard Meddings, Kai Nargolwala and Peter Sands

Charles B Brown
Group Company Secretary

28 March 2006

END

Close

Regulatory Announcement

Go to market news section

Free annual report

Company	Standard Chartered PLC
TIDM	STAN
Headline	Directors' interests
Released	11:40 29-Mar-06
Number	5870A

Standard Chartered PLC

1995 Employee Share Ownership Plan Trust (the "Trust")

This is to advise you that Bedell Cristin Trustees Limited, the Trustee of the Company's employee benefit trust used in connection with some of he Company's employee share schemes has advised under a notification dated 28 March 2006 that on that date they disposed of a total of 647,149 Standard Chartered PLC ordinary shares of US$0.50 each.

These shares were disposed of in connection with some of the Company's employee share schemes.

Following this transaction the Trust held a total of 8,823,786 unallocated Standard Chartered PLC ordinary shares of US$0.50 each.

The following directors together with all employees are potential beneficiaries of the Trust and as a result of this transaction there has been a change in the number of shares they are interested in, however the directors were not connected with the transaction detailed above:

Bryan Sanderson, Mervyn Davies, Mike DeNoma, Richard Meddings, Kai Nargolwala and Peter Sands

Charles B Brown
Group Company Secretary

29 March 2006

END

Close

END

Close

Bank of New York, Brussels	2,392,881
Bankers Trust London	311,700
Chase Manhattan London	8,200
Chase Manhattan Bank AG Frankfurt	79,786
Clydesdale Bank PLC	175,240
Dexia Privatbank	8,600
HSBC Bank PLC	334,600
JP Morgan, Bournemouth	3,177,547
JP Morgan Chase Bank	42,372
Mellon Bank	1,567,900
Midland Securities Services	138,300
Northern Trust London	4,239,823
Societe Generale	40,700
State Street Bank & Trust Co, London	1,960,394
N/A	724,500
FIDELITY INVESTMENTS JAPAN	
Registered Holders	
Brown Brothers Harriman & Co	16,240
Master Trust Bank of Japan	119,003
Nomura Trust & Banking	48,985
Trust & Cust Svcs Bank Ltd, Tokyo	31,490
FIDELITY INVESTMENT INTERNATIONAL	
Registered Holders	
Bank of New York Europe, London	1,638,500
JP Morgan, Bournemouth	716,763
FIDELITY INVESTMENTS ADVISORY (KOREA) LIMITED	
Registered Holders	
State Street Hong Kong	12,193
FIDELITY INVESTMENT MANAGEMENT HONG KONG	
Registered Holders	
Bermuda Trust Far East HK	918,760
Citibank NA, Hong Kong Branch	185,505
FIDELITY INVESTMENT GESTION	
Registered Holders	
BNP Paribas, Paris	598,900
CDC Finance	47,511
FIDELITY INVESTMENTS CANADA LIMITED	
Registered Holders	
State Street Bank & Trust Co	296,273
	104,446,324

FMR CORP
Registered Holders

Brown Brothers Harriman & Co	2,337,192
JP Morgan Chase Bank	22,471,649
Northern Trust London	104,600
State Street Bank & Trust Co	1,204,695
Mellon Bank N.A.	26,100
Mellon Bank N.A.	1,317,361
Northern Trust Company	2,700,362
Investors Bank and trust	4,100
N/A	31,700
Citibank NA	25,000

FIDELITY INTERNATIONAL LIMITED
Registered Holders

Bank of New York, Brussels	574,400
BNP Paribas, Paris	15,300
BNP Paribas, Paris ©	62,624
Brown Brothers Harriman Ltd, Luxembourg	20,432,929
Chase Manhattan Bank AG, Frankfurt	370,477
HSBC Bank PLC	81,700
ING Luxembourg	29,493
JP Morgan, Bournemouth	3,405,510
JP Morgan, Bournemouth	152,800
JP Morgan, Bournemouth	266,085
National Australia Bank, Melbourne	87,260
Northern Trust Company	64,000
Northern Trust London	285,340
State Street Bank & Trust Co, London	300,422
State Street Bank Australia	140,740
Brown Brothers Harriman & Co	44,020

FIDELITY MANAGEMENT TRUST COMPANY
Registered Holders

Bank of New York	424,958
Brown Brothers Harriman & Co	1,965,989
CIBC Mellon Trust	261,021
JP Morgan Chase Bank	769,350
Mellon Bank NA	761,948
Northern Trust Co	1,192,314
Royal Trust - Toronto	35,083
State Street Bank & Trust Co	4,094,277

FIDELITY INVESTMENT SERVICES LIMITED
Registered Holders

JP Morgan, Bournemouth	18,572,859

FIDELITY PENSION MANAGEMENT
Registered Holders

11. Date company informed

29 MARCH 2006

12. Total holding following this notification

104,446,324

13. Total percentage holding of issued class following this notification

7.912%

14. Any additional information

NONE

15. Name of contact and telephone number for queries

SARAH WILLIAMS, 020 7280 6123

16. Name and signature of authorised company official responsible for making this notification

JULIE BAMFORD, DEPUTY GROUP SECRETARY

Date of notification

30 MARCH 2006

Regulatory Announcement

Go to market news section

Free annual report

Company	Standard Chartered PLC
TIDM	STAN
Headline	Holding(s) in Company
Released	14:50 30-Mar-06
Number	6918A

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

STANDARD CHARTERED PLC

2. Name of shareholder having a major interest

FIDELITY INVESTMENTS

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

THE SHAREHOLDER NAMED IN (2)

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

SEE ATTACHED LIST

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

10,387,482

8. Percentage of issued class

0.787%

9. Class of security

ORDINARY SHARES OF USD0.50 EACH

10. Date of transaction

29 MARCH 2006

Regulatory Announcement

Go to market news section

Free annual report

Company	Standard Chartered PLC
TIDM	STAN
Headline	Directors' Interests
Released	15:32 30-Mar-06
Number	6990A

Standard Chartered PLC

1995 Employee Share Ownership Plan Trust (the "Trust")

This is to advise you that Bedell Cristin Trustees Limited, the Trustee of the Company's employee benefit trust used in connection with some of he Company's employee share schemes has advised under a notification dated 30 March 2006 that on 29 March 2006 they disposed of a total of 582,730 Standard Chartered PLC ordinary shares of US$0.50 each.

These shares were disposed of in connection with some of the Company's employee share schemes.

Following this transaction the Trust held a total of 8,745,975 unallocated Standard Chartered PLC ordinary shares of US$0.50 each.

The following directors together with all employees are potential beneficiaries of the Trust and as a result of this transaction there has been a change in the number of shares they are interested in, however the directors were not connected with the transaction detailed above:

Bryan Sanderson, Mervyn Davies, Mike DeNoma, Richard Meddings, Kai Nargolwala and Peter Sands

Charles B Brown
Group Company Secretary

30 March 2006

END

Close

22. Total number of *shares* or debentures over which options held following notification

N/A

23. Any additional information

NONE

24. Name of contact and telephone number for queries

Sarah Williams 020 7280 6123

Name and signature of duly authorised officer of *issuer* responsible for making notification

Julie Bamford, Deputy Group Secretary

Date of notification

5 April 2006

END

Close

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

19,290

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

0.0015%

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

N/A

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

13. Price per *share* or value of transaction

Price paid for shares: Nil
Market value of shares: 1432p (as at close of business on 31 March 2006)

14. Date and place of transaction

3 April 2006

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

209,194 (0.016%)

16. Date issuer informed of transaction

5 April 2006

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant

N/A

18. Period during which or date on which it can be exercised

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of *shares* or debentures involved (*class* and number)

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

Regulatory Announcement

Go to market news section

Free annual report

Company	Standard Chartered PLC
TIDM	STAN
Headline	Director/PDMR Shareholding
Released	11:29 05-Apr-06
Number	0286B

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

1. Name of the *issuer*

Standard Chartered PLC

2. State whether the notification relates to:

(i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

Notification relates to a transaction notified in accordance with both DR3.1.4R (1)(a) and DR 3.1.4 (R)(1)(b)

3. Name of *person discharging managerial responsibilities/director*

Bryan Sanderson

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

Notification is in respect of a holding of the person referred to in 3. above

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

Ordinary shares of US$0.50 each fully paid

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

Barclays Share Nominees Limited

8. State the nature of the transaction

Award of 19,290 shares to Mr Sanderson under his compensation arrangements

Close

Executive of Planet Payment, said:

"Planet Payment is very proud to announce this latest milestone in the Asia Pacific region, which forms an important part of our strategy. In Standard Chartered we are delighted to be working with such a capable and innovative partner. Hong Kong is an exciting and important market for Planet Payment, from which we can build our presence in the Asia Pacific Region."

-Ends-

Enquiries to:

Emma Kane / Andrew Dunn
Redleaf Communications Ltd Tel: 020 7955 1410
(PR Adviser to Planet Group, Inc.)

Notes to Editors:

About Planet Payment
Planet Payment is the trade name for Planet Group, Inc [LSE:AIM: PPTR and PPT for restricted and unrestricted shares respectively]. Further information on Planet Payment can be found at: www.planetpayment.com

Planet Payment is a multi-currency payment processor, enabling processors, acquiring banks and their merchants to accept, process and reconcile credit card transactions in multiple currencies, and allowing international cardholders to view prices and settle transactions in their native currency when travelling abroad. Planet Payment's systems also enable it to provide enhanced data reporting and data mining to merchants who are using multiple systems in different countries.

The Planet Payment business was established in 1999 and Planet Group, Inc. is listed on the AIM market of the London Stock Exchange. Planet Payment is headquartered in New York and in the Asia Pacific Region has offices in Singapore and Hong Kong.

Standard Chartered – leading the way in Asia, Africa and the Middle East
The history of Standard Chartered in Hong Kong dates back to 1859. It is currently one of the SAR's three note-issuing banks. Standard Chartered incorporated its Hong Kong business on 1 July 2004, and now operates as a licensed bank in Hong Kong under the name of Standard Chartered Bank (Hong Kong) Limited, a wholly owned subsidiary of Standard Chartered PLC.

Standard Chartered PLC is listed on both the London Stock Exchange and the Stock Exchange of Hong Kong and is ranked in the top 25 among FTSE-100 companies, by market capitalisation. Standard Chartered has a history of over 150 years in banking and is in many of the world's fastest growing markets. It has an extensive global network of over 1,200 branches (including subsidiaries, associates and joint ventures) in 56 countries in the Asia Pacific Region, South Asia, the Middle East, Africa, the United Kingdom and the Americas. As one of the world's most international banks, Standard Chartered employs over 44,000 people, representing 89 nationalities, worldwide. Serving both Consumer and Wholesale Banking customers, the Bank combines deep local knowledge with global capability to offer a wide range of innovative products and services as well as award winning solutions. Standard Chartered is committed to be the Right Partner to all our stakeholders by living its values in its approach to managing its people, exceeding expectations of its customers, making a difference in the communities that we operate in and working with its regulators. The Bank is trusted across its network for its standard of governance and corporate responsibility.

END

Regulatory Announcement

Go to market news section

Company	Planet Group Inc.
TIDM	PPT
Headline	Standard Chartered Hong Kong
Released	07:01 10-Apr-06
Number	2620B

Date: 10 April 2006
On behalf of: Planet Group, Inc. ("Planet Payment")
Embargoed until: 0700hrs

Planet Payment announces Standard Chartered Bank's Personalised Pricing Service is now at over 200 Merchant Locations in Hong Kong

Planet Group Inc., the multi currency payment processor (LSE:AIM: PPTR and PPT for restricted and unrestricted shares respectively), today announces that an innovative personalized pricing service is now available through Standard Chartered Bank (Hong Kong) Limited (Standard Chartered) at more than 200 merchant locations throughout Hong Kong. The service, Dynamic Currency Conversion (DCC), targets international travellers and is provided by Planet Payment.

The adoption and rollout of the new DCC service demonstrates Standard Chartered's commitment to providing its credit card merchants with state-of-the-art system capabilities, enabling these merchants to be well equipped to capture business opportunities among international consumers.

This innovative service offers international consumers travelling in Hong Kong a real-time choice of currencies in which to settle transactions. Cardholders benefit by not having to wait until they return home to discover what their transactions actually cost in their native currency. The service also makes filling out expense forms upon returning home much easier and simpler. Customers using a non-Hong Kong credit card are offered a choice of currencies at the point of sale (the local currency of Hong Kong Dollar, or the currency they understand best – their own). Currency conversion only occurs at the point of sale if the cardholder selects to pay in his or her native currency. DCC is available to customers presenting valid Visa or MasterCard cards and can be billed in American Dollar, Australian Dollar, British Pound Sterling, Canadian Dollar, ECM Euro, Hong Kong Dollar, Japanese Yen, New Taiwan Dollar, New Zealand Dollar, Singapore Dollar and Swiss Franc.

The service, designed by Planet Payment, offers clarity and convenience to consumers, as well as a number of benefits to the card merchant. The service is intended to help merchants attract more customers and sell more products by providing international customers with the choice to view prices and shop in their home currency. Planet Payment also offers transactional data management and reporting to merchants, providing them with additional tools to make more informed business decisions.

Tyrrell Schmidt, Standard Chartered's Country Head for Credit Cards and Personal Loans, said:

"Our new Dynamic Currency Conversion service is an important addition to our wide range of innovative products and award winning solutions that we make available to our customers, whether merchants or cardholders. Since our roll-out of DCC in December of last year, the response from our merchants has been overwhelming, reflecting the strength of the product."

Commenting on the partnership with Standard Chartered, Philip Beck, Chairman and Chief

Regulatory Announcement

Go to market news section

Free annual report

Company	Standard Chartered PLC
TIDM	STAN
Headline	Holding(s) in Company
Released	10:15 20-Mar-06
Number	0366A

NOTIFICATION OF MAJOR INTEREST IN SHARES

STANDARD CHARTERED PLC

Standard Chartered PLC received notification on 20 March 2006 that with effect from 16 March 2006 Cater Allen International Limited no longer has a notifiable interest in the issued share capital of the Company.

If you require further information please contact Bridget Creegan, Company Secretarial Assistant, on 020 7280 6119.

....

J Bamford
Deputy Group Secretary
20 March 2006

END

Close

Regulatory Announcement

Go to market news section

Free annual report

Company	Standard Chartered PLC
TIDM	STAN
Headline	Connected Transaction
Released	07:00 16-Dec-05
Number	7664V

Standard Chartered PLC
16 December 2005

The following is the text of a regulatory announcement made in Hong Kong on 16 December 2005:

CONNECTED TRANSACTION – CHARGE GRANTED BY STANDARD CHARTERED BANK IN FAVOUR OF INDEPENDENT TRUSTEES IN RELATION TO BENEFITS PROVIDED BY THE STANDARD CHARTERED BANK EMPLOYER FINANCED RETIREMENT BENEFIT SCHEME

Pursuant to the Charge, Standard Chartered Bank created a charge over £6,500,000 (approximately HK$89,921,000) worth of assets in its balance sheet in favour of the Trustees in order to secure its existing obligations to pay pension benefits to certain of its directors and senior employees in accordance with the provisions of the Retirement Benefit Scheme.

Charge

Pursuant to the Charge, Standard Chartered Bank has created a charge over £6,500,000 (approximately HK$89,921,000) worth of assets in its balance sheet in favour of independent Trustees in order to secure its existing obligations to pay pension benefits to certain of its directors and senior employees in accordance with the provisions of the Retirement Benefit Scheme. The assets which are the subject of the Charge consist of cash balances held in third party bank accounts in the name of Standard Chartered Bank. The Charge has been granted to secure the existing promises of Standard Chartered Bank to pay retirement benefits to certain of its directors and senior employees (as at the date of this announcement, these promises have been made to four executive Directors and six senior managers). The Charge represents the value of the pension benefits for directors and senior employees not provided through Standard Chartered Bank's tax-approved pension arrangements. As a result of a change in UK pensions legislation, from April 2006, part of the unapproved pension liability will be transferred to the tax-approved pension arrangements; accordingly, the amount of the cash balance in the account which is the subject of the Charge is expected to be reduced to approximately £3,000,000 (approximately HK$41,502,000). The amount of the cash balance will increase as directors and senior employees accrue additional unapproved pension benefits pursuant to the Retirement Benefit Scheme as a result of their continued service. The level of pension benefits being provided to directors and senior employees remains unchanged from that reported in Standard Chartered's Annual Report and Accounts for 2004. Apart from bringing Standard Chartered into line with best practice in the United Kingdom to provide security for unfunded pension benefits to employees, no other benefits are expected to accrue to Standard Chartered as a result of the Charge being executed by Standard Chartered Bank. Full details of the Charge will be disclosed in Standard Chartered's 2005 Annual Report and Accounts.

Connected Transaction

Independent Trustees have been appointed to protect the interests of the Directors who are entitled to the unfunded retirement benefits described above. Accordingly, the independent Trustees are associates of the Directors and therefore connected persons of Standard Chartered pursuant to the Hong Kong Listing Rules. The Charge constitutes financial assistance in accordance with Rule 14A.10(4) of the Hong Kong Listing Rules. Accordingly, the Charge is a connected transaction for Standard Chartered pursuant to Rule 14A.13 (2)(a)(i) of the Hong Kong Listing Rules.

To the best of the knowledge, information and belief of the Directors having made all reasonable enquiries, save as disclosed above, the Trustees and the ultimate beneficial owners of the Trustees are third parties independent of Standard Chartered and connected persons (as defined in the Hong Kong Listing Rules) of Standard Chartered. The Directors (including the independent non-executive directors) believe the terms of the Charge are fair and reasonable, on normal commercial terms and in the interests of Standard Chartered and its shareholders as a whole.

The pension benefits secured by the Charge represent less than 2.5% under each of the percentage ratios (as defined in the Hong Kong Listing Rules) and accordingly the transaction is subject to the reporting and announcement requirements of the Hong Kong Listing Rules but, under Listing Rule 14A.66(2)(a)(i), is exempt from the requirement to obtain independent shareholders' approval.

Principal Activities

Standard Chartered is the ultimate holding company of Standard Chartered Bank and is listed on both the London Stock Exchange and The Stock Exchange of Hong Kong Limited.

Standard Chartered Bank is a bank incorporated by Royal Charter in England and Wales. It serves both Consumer and Wholesale Banking customers. Consumer Banking provides credit cards, personal loans, mortgages, deposit taking and wealth management services to individuals and small to medium sized enterprises. Wholesale Banking provides corporate and institutional clients with services in trade finance, cash management, lending, securities services, foreign exchange, debt capital markets and corporate finance.

Definitions

"Charge"	means the Deed of Charge dated 15 December, 2005 between Standard Chartered Bank and the Trustees;
"Directors"	means members of the board of directors of Standard Chartered;
"Hong Kong Listing Rules"	means the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited;
"Retirement Benefit Scheme"	means the Standard Chartered Bank Employer Financed Retirement Benefit Scheme;
"Standard Chartered"	means Standard Chartered PLC;
"Trustees"	means The Law Debenture Pension Trust Corporation plc and The Bank of New York.

By Order of the Board
Charles Bennett Brown
Group Company Secretary

15 December 2005

Please also refer to the published version in South China Morning Post.

END

Close

Regulatory Announcement

Go to market news section

Company	Standard Chartered Bank
TIDM	45JQ
Headline	Issue of Debt
Released	16:53 09-Dec-05
Number	4604V

Standard Chartered Bank – Issue of US$500,000,000 Subordinated Step Up Lower Tier II Notes

9 December 2005

Standard Chartered Bank ("SCB") announces that it has issued US$500,000,000 Subordinated Step Up Lower Tier II notes (the "Notes"). The Notes will mature on the coupon payment date falling in June 2016. There is a coupon step-up on the coupon payment date falling in June 2011 and an issuer call on that date and on each coupon payment date thereafter.

The Notes have been priced at 99.854% with a coupon of 3 month LIBOR plus 30 bps and, from the coupon payment date falling in June 2011, with a coupon of 3 month LIBOR plus 80 bps.

The joint lead managers are Lehman Brothers, Standard Chartered Bank and UBS Investment Bank, with Banc of America, Deutsche Bank and Goldman Sachs International as co-managers.

The Notes are to be issued under SCB's Debt Issuance Programme, and are expected to be rated A3/A-/A by Moody's, Standard & Poor's and Fitch respectively. Application will be made for the Notes to be listed on the Official List of the UK Listing Authority and admitted to trading on the London Stock Exchange's Gilt-Edged and Fixed Interest Market.

For further information, please contact:

Romy Murray
Head of Investor Relations
+44 (0) 20 7280 7245

Cindy Tang
Head of Media Relations
+44 (0) 20 7280 6170

Notes:

Any price stabilisation activity will be carried out in accordance with the EU Market Abuse Directive (2003/6/EC) and its implementing Regulation (2273/2003/EC) and the applicable International Capital Market Association recommendations.

This announcement is for information purposes only and does not constitute an offer or an invitation to acquire or dispose of any securities or investment advice in any jurisdiction. This announcement does not constitute an offer to sell or issue or the solicitation of an offer to buy or acquire any securities in the capital of SCB in the United States. The Notes have not been and will not be registered under the U.S. Securities Act of 1933, as amended or under the securities laws of any state of the United States and may not be offered or sold in the United States unless they are registered with the U.S. Securities and Exchange Commission or an

exemption from registration is available.

CD053380013

END

Close

Regulatory Announcement

Go to market news section

Free annual report

Company	Standard Chartered PLC
TIDM	STAN
Headline	FF&P Partnership
Released	08:27 07-Dec-05
Number	2630V

REGULATORY ANNOUNCEMENT
For 0815 UK time on 7 December 2005

Standard Chartered and Fleming Family & Partners Limited to pursue wealth management opportunities in Asia together.
Standard Chartered to become a 20% shareholder in Fleming Family & Partners

Standard Chartered PLC (together with its subsidiaries, "Standard Chartered") and Fleming Family & Partners Limited ("FF&P") announce that they will form a strategic partnership to expand FF&P's private wealth management business into Asia and the Middle East. It is intended that the co-operation will:

- Enhance the ability to provide services to ultra high net worth clients in the region;
- Benefit from a combination of Standard Chartered's distribution network, clients and contacts, and FF&P's name, wealth management expertise and service offering; and
- Focus on client generational planning, and the preservation of family capital, including ownership structures, inheritance and taxation planning.

In connection with this strategic co-operation, Standard Chartered has launched today an offer to acquire 20% of FF&P, comprising 18.2% in the form of existing shares of FF&P and 1.8% in new FF&P shares to be issued at completion. FF&P will continue to be majority owned by the Fleming family and its Directors. Standard Chartered will appoint two representatives to the FF&P Board.

The consideration offered to FF&P and its shareholders will be £45 million (approximately US$78 million) to be satisfied on completion substantially by the issue of Standard Chartered PLC ordinary shares of US$0.50 each (the "**Shares**"), with the remainder being satisfied in cash. A further announcement will be made when the number of Shares to be issued has been finally determined.

A majority of the Shares to be issued to FF&P's shareholders in connection with this transaction will be subject to an agreement requiring the recipients to retain such Shares for a period of not less than 12 months following completion.

The offer is subject to approval by FF&P's shareholders, confirmation that the Guernsey Financial Services Commission does not object to Standard Chartered's investment in FF&P, admission of the Shares to listing on the UK Official List and to trading on the London Stock Exchange, and on permission being granted for the listing of the Shares, and to deal in the Shares, on The Stock Exchange of Hong Kong Limited. Each of the Directors of FF&P and certain other shareholders (together representing 86.9% of the currently issued share capital of FF&P) have irrevocably agreed to accept the offer from Standard Chartered in respect of their own shareholdings in FF&P. Completion is expected by mid-January 2006.

Standard Chartered has been advised by Tricorn Partners LLP. The valuation of FF&P was derived from cash flow projections and comparisons with both listed companies and previous transactions in the wealth management sector. The directors of Standard Chartered believe that the terms of the transaction are fair and reasonable and in the interests of its shareholders as a whole. FF&P has been advised by Hawkpoint Partners Ltd.

The book value as at 31 March 2005 of the FF&P shares to be acquired by Standard Chartered was £1.5 million (approximately US$2.6 million).

The pre-tax profits attributable to the shares to be acquired for the two most recent financial years ending 31 March were £0.8 million (approximately US$1.4 million) in 2004 and £1.6 million (approximately US$2.8 million) in 2005. The post-tax profits attributable to the shares to be acquired for the two most recent financial years were £0.4 million (approximately US$0.7 million) in 2004 and £0.9 million (approximately US$1.5 million) in 2005.

Contacts:

Media:
Sean Farrell +44 20 7280 7163

Investors/Analysts
Romy Murray +44 20 7280 7245

About Standard Chartered:

Standard Chartered is one of the world's most international banks, employing over 40,000 people, representing 80 nationalities, across its network. Standard Chartered operates in over 1,200 locations (including subsidiaries, associates and joint ventures) in more than 50 countries in the Asia Pacific Region, South Asia, the Middle East, Africa, the United Kingdom and the Americas.

Standard Chartered PLC is listed on both the London Stock Exchange and the Stock Exchange of Hong Kong and is in the top 25 FTSE-100 companies, by market capitalisation.

It serves both Consumer and Wholesale Banking customers. Consumer Banking provides credit cards, personal loans, mortgages, deposit taking and wealth management services to individuals and small to medium sized enterprises. Wholesale Banking provides corporate and institutional clients with services in trade finance, cash management, lending, securities services, foreign exchange, debt capital markets and corporate finance.

Standard Chartered is well-established in growth markets and aims to be the right partner for its customers. The Bank combines deep local knowledge with global capability.

The Bank is trusted across its network for its standard of governance and corporate responsibility as well as its commitment to making a difference in the communities in which it operates.

About Fleming Family & Partners:

FF&P was established in 2000 to manage the Fleming family money following the sale of Robert Fleming to Chase Manhattan Group. It also set out to offer its highly specialized mix of services-- asset management, trustee services and corporate finance advisory-- to other ultra high net worth families, individuals and charities. It quickly became a leading provider in this specialized area and now manages the assets of numerous family groupings, with third party funds now representing over 50% of the total US$8billion assets under management and administration. Geographical expansion has been an important part of its strategy and it services its widely diversified client base from offices in London, Zurich, Vaduz and Moscow. In its 2005 annual report it stated its intention to open more offices in developed and developing markets. For further details see: www.ffandp.co.uk

This announcement appears for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for Standard Chartered shares.

An application will be made to (i) the Financial Services Authority in its capacity as competent authority under the Financial Services and Markets Act 2000 for the Shares to be admitted to the Official List of the UK Listing Authority and to the London Stock Exchange plc for such shares to be admitted to trading on the London Stock Exchange's market for listed securities and (ii) The Stock Exchange of Hong Kong Limited for the listing of and permission to deal in the Shares to be issued

in connection with this transaction.

To the best of the knowledge, information and belief of the directors of Standard Chartered having made all reasonable enquiry, FF&P and the ultimate beneficial owners of FF&P are third parties independent of Standard Chartered and connected persons of Standard Chartered.

As of the date hereof, the Board of Directors of Standard Chartered comprises:

Executive Directors – Mr. Bryan Kaye Sanderson, CBE; Mr. Evan Mervyn Davies, CBE; Mr. Michael Bernard DeNoma; Mr. Richard Henry Meddings; Mr. Kaikhushru Shiavax Nargolwala; Mr. Peter Alexander Sands; and

Independent Non-Executive Directors – Sir CK Chow; Mr. James Frederick Trevor Dundas; Ms. Valerie Frances Gooding; Mr. Ho KwonPing; Mr. Rudolph Harold Peter Markham; Ms. Ruth Markland; Mr. Hugh Edward Norton; Mr. Paul David Skinner; and Mr. Oliver Henry James Stocken.

END

Close

Regulatory Announcement

Go to market news section

Free annual report

Company	Standard Chartered PLC
TIDM	STAN
Headline	Director/PDMR Shareholding
Released	09:55 08-Dec-05
Number	3390V

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

1. Name of the *issuer*

Standard Chartered PLC

2. State whether the notification relates to:

(i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

This notification relates to a transaction notified in accordance with both DR 3.1.4R(1)(a) and DR 3.1.4.(R)(1)(b)

3. Name of *person discharging managerial responsibilities/director*

Richard Meddings

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

This notification is made in respect of a holding of the person referred to in 3. above.

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

Ordinary shares of US$0.50 each fully paid

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

Richard Meddings

8. State the nature of the transaction

Exercise of options over shares granted under the Standard Chartered 2000 Executive Share Option Scheme and the Standard Chartered 1997 Restricted Share Scheme and part sale of shares

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

181,276 (135,957 Executive Share Option Scheme and 45,319 Restricted Share Scheme)

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

0.014%

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

139,740 (121,093 Executive Share Option Scheme and 18,647 Restricted Share Scheme)

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

0.011%

13. Price per *share* or value of transaction

Option prices: Executive Share Option Scheme 772.3p, Restricted Share Scheme Nil

Sale Price: Executive Share Option Scheme 1225p, Restricted Share Scheme 1225p

14. Date and place of transaction

7 December 2005

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

77,389 (0.0059%)

16. Date issuer informed of transaction

7 December 2005

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant

N/A

18. Period during which or date on which it can be exercised

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of *shares* or debentures involved (*class* and number)

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

22. Total number of *shares* or debentures over which options held following notification

N/A

23. Any additional information

NONE

24. Name of contact and telephone number for queries

Terry Skippen 020 7280 7109

Name and signature of duly authorised officer of *issuer* responsible for making notification

Terry Skippen, Assistant Group Secretary

Date of notification

8 December 2005

END

Close

Regulatory Announcement

Go to market news section

Free annual report

Company	Standard Chartered PLC
TIDM	STAN
Headline	Trading Statement
Released	08:24 07-Dec-05
Number	2628V

Standard Chartered PLC
Pre-close trading update

7 December 2005

Standard Chartered PLC will be holding discussions with analysts ahead of its close period for the full year ending 31 December 2005. This statement details the information that will be covered in those discussions.

The full year results for 2005 will be presented in compliance with International Financial Reporting Standards ("IFRS"). References to 2004 are made in relation to the full year results under IFRS excluding one-off items identified in our 2004 Annual Report (amounting to USD 85 million) and the goodwill impairment charge under IFRS identified on 12 May (amounting to USD 67 million). Operating profit before tax ("OPBT") for 2004 on this basis was USD 2,233 million (and including one-off items and goodwill impairment, it was USD 2,251 million).

The following sections will outline Standard Chartered's progress in 2005, starting with a review of how Consumer Banking and Wholesale Banking have performed on an underlying basis excluding SC First Bank (previously known as Korea First Bank ("KFB")), followed by an update on SC First Bank's progress and comments on other relevant areas.

All comments are made on a full year comparison basis unless otherwise stated.

1. Introduction

Overview

Standard Chartered has continued to make progress into the second half of 2005 and we expect to deliver a strong performance for the full year. Based on our performance to date, we are broadly in line with the OPBT consensus figure for 2005.

Overall, Standard Chartered continues to achieve strong growth in client income in both businesses across multiple markets, client segments and products.

Underlying performance excluding SC First Bank

On an underlying basis excluding SC First Bank, income for the second half is anticipated to be broadly in line with the first half. Net interest margins have remained broadly stable.

Looking at the year as a whole, expense growth is expected to be broadly in line with income growth, as indicated in guidance provided earlier. We take a dynamic approach to

managing expense growth, pacing investments to reflect income growth and the overall performance of the business. We continue to pursue multiple process redesign, restructuring and hubbing activities across the Group to improve efficiency; and we are disciplined and focused in our investments for future growth.

2. Consumer Banking (excluding SC First Bank)

Overall, organic income growth year on year in the Consumer Banking business remains strong. Markets such as Malaysia, Other APR, MESA and Africa are performing particularly well with double-digit income and asset growth.

The balance of income growth has changed as a result of the rising interest rate environment. Whilst Wealth Management and SME are achieving excellent income growth, Mortgage margins and volume growth have been affected by rising interest rates in key markets. We are achieving good growth in income and assets in Cards and Loans. Following the acquisition of Prime Credit in 2004, we have continued to make good progress with our Consumer Finance business.

In Hong Kong, though asset levels have remained broadly flat, we are seeing encouraging signs of income growth.

Income in Singapore is slightly down due to continued margin pressures in the mortgage business. We are changing the shape of the business and are seeing good asset growth in SME.

India is also experiencing margin pressures, particularly in mortgages, but is still benefiting from good levels of asset growth. We consider India to be a very attractive market in the medium term, and therefore, are continuing to invest significantly in growing the business. This will have a negative impact on the near term profitability.

Other APR is seeing strong income growth particularly in markets such as Thailand, China and Indonesia on a year on year basis.

In order to maximise the growth opportunities in our markets, we are implementing a wide range of efficiency measures to create room for continued investment in people, products and services. In the second half, we have expanded our branch network in countries such as China, Pakistan and Japan and launched the Consumer Finance business in India.

The Consumer Banking loan impairment charge is increasing in line with overall customer assets and asset mix, and also as a result of the changes required under IAS 32 and 39.

We see continued deterioration in the unsecured market in Taiwan. We identified the issue at an early stage and have taken measures to manage our exposure.

3. Wholesale Banking (excluding SC First Bank)

On a year on year basis, Wholesale Banking continues to demonstrate good income momentum delivering broad based growth in all our key client segments and across multiple products and geographies.

Client driven income continues to perform strongly with Financial Institutions, Global Corporates, and Local Corporates client segments showing high double-digit growth. Own account income is broadly flat on a year on year basis, with the second half unlikely to match the first half.

Our investments in enhancing our Global Markets' capabilities have contributed to strong growth in our Rates and FX and Corporate Finance businesses. Our Cash Management business has benefited from the rising interest rate environment in many of our markets.

Markets such as Hong Kong, Malaysia, Other APR, India and MESA are seeing high double-digit income growth. The worsening economic situation in Zimbabwe has impacted the performance of our business in Africa.

Whilst we continue to reengineer to improve efficiencies in Wholesale Banking, we are investing to expand our client coverage and product capabilities, especially in India and Greater China.

The quality of the Wholesale Banking loan book is good. Our robust risk management practices enable us to continue to benefit from the benign credit environment in our geographies and good success in recoveries.

4. SC First Bank

On 12 September, KFB began operating under its new name, "SC First Bank" following a country-wide rebranding exercise, which was completed within a single weekend. All of SC First's 407 branches, 2,100 ATM machines, approximately 16,000 web pages and countless documents, were rebranded during this exercise. On 28 November, we merged Standard Chartered Korea's branch into SC First Bank. Overall, integration is ahead of schedule.

As expected, the income run rate in the second half to date is broadly comparable to the underlying run rate seen in the first two and a half months. As highlighted at the 2005 Interims, we have been making significant investments in rebranding, new products and services, alignment of processes and systems, and training and recruitment of our people in the second half.

We are maintaining our leading position in the Korea mortgage market. We are also making good progress with new product launches in Cards and Loans, Wealth Management and SME Banking.

We are moving rapidly to build SC First Bank's Wholesale Banking capabilities. We have established the largest dealing room in Korea and have built new sales teams for specific client segments and products and have set up offshore Korean sales desks in key locations. Early indications of business momentum are encouraging.

We are very pleased with the acquisition and the progress of the integration to date.

5. Zimbabwe

The economic situation in Zimbabwe has continued to worsen, with the official currency rate depreciating from 9,900 at June 2005 to 69,000 and with inflation levels in excess of 400% at the end of November.

Our primary concern in Zimbabwe continues to be the well-being of our staff and the protection of our franchise.

We took a further hyperinflation charge during the third quarter and, given the extent to which the situation has deteriorated, we will recognise an impairment charge, which has the consequence of negating our net exposure in Zimbabwe.

The total hyperinflation charge for the first three quarters of 2005 is approximately USD 60 million. Based on the current situation, we anticipate that the impairment charge will be of the order of USD 40 million. The impairment charge will be normalised.

6. Other items

As outlined in the 2005 Interims, under IFRS, we reclassified £500 million debt instruments to equity and £200 million of equity to debt. Whilst the Group is economically hedged at the level of EPS and Return on Equity ("ROE"), this re-classification has increased the volatility of reported income and OPBT, with respect to movements in the USD/£ exchange rates.

7. Conclusion

In summary, the Group is performing well. Income momentum is robust, and we are tightly managing expenses and risks. Our acquisitions are delivering; the integration of SC First Bank is ahead of schedule. Overall, the Group's businesses are well-balanced and are delivering broad based growth.

Bryan Sanderson, Chairman, commented, " Standard Chartered's performance continues to be robust. We are making good progress towards our strategic goals."

Mervyn Davies, Group Chief Executive, commented, " We have good momentum in both businesses. The integration of SC First Bank is progressing very well. We are driving performance through client focus, geographic diversity and innovation in products. "

The pre-close conference call, hosted by Peter Sands, Group Finance Director, will be webcast live on the Standard Chartered's website by following this link http://investors.standardchartered.com from 0930 GMT onwards. A recording of the conference call will also be available shortly after the event.

For further information, please contact:

Romy Murray, Head of Investor Relations (44) 207 280 7245
Sean Farrell, Head of Media Relations (44) 207 280 7163
Ruth Naderer, Head of Investor Relations, Asia Pacific (852) 2820 3075

END

Close

Regulatory Announcement

Go to market news section

Company	Standard Chartered Bank
TIDM	45JQ
Headline	Amendments to Step Up Notes
Released	15:24 10-Jan-06
Number	7259W

Standard Chartered Bank

Amendments to £200,000,000 Undated Subordinated Step Up Notes issued under Standard Chartered Bank's U.S.$10,000,000,000 Debt Issuance Programme (the "Notes")

Standard Chartered Bank has today given notice to holders of the Notes that amendments have been made to the conditions of the Notes.

Dated 10 January 2006

END

Close

Regulatory Announcement

Go to market news section

Free annual report

Company	Standard Chartered PLC
TIDM	STAN
Headline	Completion of Acquisition
Released	07:00 12-Jan-06
Number	8159W

12 January 2006

Standard Chartered announces the completion of the acquisition of a 20% interest in Fleming Family & Partners Limited and the issue of 3,401,290 ordinary shares of Standard Chartered PLC

On 7 December 2005, Standard Chartered PLC ("Standard Chartered") announced that it had launched an offer to acquire 20% of Fleming Family & Partners Limited. Standard Chartered now announces the completion of that acquisition and the issue and allotment of 3,401,290 Standard Chartered ordinary shares of US$0.50 each (the "Shares") as the share element of the consideration. The number of Shares issued is based on the volume-weighted average price of Standard Chartered ordinary shares of US$0.50 each of £13.01431 (approximately HK$178) on 10 and 11 January 2006. The balance of the consideration, being £0.7m (HK$9.5m), will be satisfied in cash.

The Shares being issued represent approximately 0.26% of Standard Chartered's issued share capital prior to completion of the acquisition and approximately 0.26% of Standard Chartered's issued share capital immediately after completion of the acquisition. The Shares are being issued under the general mandate granted to the Board of Directors at the annual general meeting of Standard Chartered on 5 May 2005.

Permission has been granted for admission of the Shares to listing on the UK Official List and to trading on the London Stock Exchange, and application has been made for permission for the listing of the Shares, and to deal in the Shares, on The Stock Exchange of Hong Kong Limited. Trading in the Shares is expected to commence on the London Stock Exchange on 12 January 2006 and on The Stock Exchange of Hong Kong Limited on 13 January 2006.

END

Close

Regulatory Announcement

Go to market news section

Free annual report

Company	Standard Chartered PLC
TIDM	STAN
Headline	Holding(s) in Company
Released	17:56 24-Jan-06
Number	3991X

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

STANDARD CHARTERED PLC

2. Name of shareholder having a major interest

FIDELITY INVESTMENTS

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

THE SHAREHOLDER NAMED IN (2)

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

SEE ATTACHED LIST

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

3,543,100

8. Percentage of issued class

0.3%

9. Class of security

ORDINARY SHARES OF USD0.50 EACH

10. Date of transaction

23 JANUARY 2006

11. Date company informed

23 JANUARY 2006

12. Total holding following this notification

114,833,806

13. Total percentage holding of issued class following this notification

8.7%

14. Any additional information

NONE

15. Name of contact and telephone number for queries

BRIDGET CREEGAN, 020 7280 6119

16. Name and signature of authorised company official responsible for making this notification

JULIE BAMFORD

Date of notification

24 JANUARY 2006

FMR CORP	
Registered Holders	**Shares**
Brown Brothers Harriman & Co	1,745,992
JP Morgan Chase Bank	20,510,963
Northern Trust London	104,600
State Street Bank & Trust Co	1,083,295
Mellon Bank N.A.	783,161
Mellon Bank N.A.	26,200
Northern Trust Company	3,076,862
NFS	31,700
N/A	723,300
FIDELITY INTERNATIONAL LIMITED	
Registered Holders	**Shares**
Bank of New York, Brussels	593,300
BNP Paribas, Paris	14,500
BNP Paribas, Paris (C)	48,524
Brown Brothers Harriman Ltd, Luxembourg	25,146,350
Chase Manhattan Bank AG, Frankfurt	383,477
HSBC Bank PLC	81,700
ING Luxembourg	29,493
JP Morgan, Bournemouth	273,595
JP Morgan, Bournemouth	152,800
JP Morgan, Bournemouth	969,085
National Australia Bank, Melbourne	90,960
Northern Trust Company	64,000
Northern Trust London	315,740
State Street Bank & Trust Co, London	293,782
State Street Bank Australia	140,740
Brown Brothers Harriman & Co	44,020
FIDELITY MANAGEMENT TRUST COMPANY	
Registered Holders	**Shares**
Bank of New York	410,458
Brown Brothers Harriman & Co	1,989,589
CIBC Mellon Trust	260,711
JP Morgan Chase Bank	764,550
Mellon Bank NA	847,548
Northern Trust Co	1,307,854
Royal Trust - Toronto	35,083
State Street Bank & Trust Co	4,242,531
FIDELITY INVESTMENT SERVICES LIMITED	
Registered Holders	**Shares**
JP Morgan, Bournemouth	23,752,192
FIDELITY PENSION MANAGEMENT	

Registered Holders	Shares
Bank of New York, Brussels	2,796,992
Bank of New York Europe, London	116,727
Bankers Trust London	311,700
Chase Manhattan London	9,800
Chase Manhattan Bank AG Frankfurt	79,786
Citibank London	102,110
Clydesdale Bank PLC	174,740
Dexia Privatbank	8,600
HSBC Bank PLC	477,400
JP Morgan, Bournemouth	4,036,482
JP Morgan Chase Bank	42,372
Mellon Bank	1,688,688
Midland Securities Services	138,300
Northern Trust London	6,339,709
Societe Generale	40,700
State Street Bank & Trust Co, London	2,845,461
State Street Munich	28,715
FIDELITY INVESTMENTS JAPAN	
Registered Holders	**Shares**
Brown Brothers Harriman & Co	15,070
Master Trust Bank of Japan	124,603
Nomura Trust & Banking	48,985
Trust & Cust Svcs Bank Ltd, Tokyo	31,490
FIDELITY INVESTMENT INTERNATIONAL	
Registered Holders	**Shares**
Bank of New York Europe, London	2,256,000
JP Morgan, Bournemouth	993,656
FIDELITY INVESTMENTS ADVISORTY (KOREA) LIMITED	
Registered Holders	**Shares**
State Street Hong Kong	12,193
FIDELITY INVESTMENT MANAGEMENT HONG KONG	
Registered Holders	**Shares**
Bermuda Trust Far East HK	907,783
Citibank NA, Hong Kong Branch	185,505
FIDELITY INVESTMENT GESTION	
Registered Holders	**Shares**
BNP Paribas, Paris	484,000
CDC Finance	41,311
FIDELITY INVESTMENTS CANADA LIMITED	

Registered Holders		Shares
State Street Bank & Trust Co		156,273

END

Close

Regulatory Announcement

Go to market news section

Free annual report

Company	Standard Chartered PLC
TIDM	STAN
Headline	Directors' Portfolios
Released	10:02 07-Feb-06
Number	0225Y

Standard Chartered PLC
7 February 2006

DIRECTORS' PORTFOLIOS

With strong governance becoming increasingly important in the way the Group manages its geographic markets and given the scale of its growth opportunities across Asia, Africa and the Middle East, Standard Chartered is pleased to announce the following changes to the portfolios of some of its Group Executive Directors.

Kai Nargolwala will continue to focus on growth and governance of the Group's franchise across the Asia Pacific region, India, Afghanistan, Bangladesh and Sri Lanka. He will relinquish Chairmanship of Wholesale Banking and the Chief Executive of the Wholesale Banking business, Mike Rees, will report directly to Mervyn Davies, Standard Chartered's Group Chief Executive.

Richard Meddings has responsibility for growth and governance across Africa, the Middle East, Pakistan, UK/Europe and the Americas. This geographic portfolio continues to grow strongly as new trade corridors between Asia, Africa and the Middle East emerge and expand. Consequently, the remainder of Richard Meddings' portfolio (Risk, Special Assets Management, Legal & Compliance and Internal Audit) will be distributed as follows:

Standard Chartered's Risk and Special Assets Management function will report to Peter Sands, Group Finance Director.

The Legal & Compliance and Internal Audit functions will report to Tim Miller, a Director of Standard Chartered Bank. Tim Miller reports directly to Mervyn Davies.

All changes take effect 1 March 2006.

Contacts:

Sean Farrell, Head of Media Relations +44 (0) 20 7280 7163

Romy Murray, Head of Investor Relations +44 (0)20 7280 7245
END

Close

Regulatory Announcement

Go to market news section

Free annual report

Company	Standard Chartered PLC
TIDM	STAN
Headline	Holding(s) in Company
Released	16:31 13-Feb-06
Number	3454Y

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

STANDARD CHARTERED PLC

2. Name of shareholder having a major interest

LEGAL & GENERAL INVESTMENT MANAGEMENT LIMITED

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

THE SHAREHOLDER NAMED IN (2)

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

SEE ATTACHED LIST

5. Number of shares / amount of stock acquired

434,200

6. Percentage of issued class

0.03%

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

ORDINARY SHARES OF USD0.50 EACH

10. Date of transaction

10 FEBRUARY 2006

11. Date company informed

10 FEBRUARY 2006

12. Total holding following this notification

52,851,306

13. Total percentage holding of issued class following this notification

4.00%

14. Any additional information

NONE

15. Name of contact and telephone number for queries

BRIDGET CREEGAN, 020 7280 6119

16. Name and signature of authorised company official responsible for making this notification

JULIE BAMFORD, DEPUTY GROUP SECRETARY

Date of notification

13 FEBRUARY 2006

Registered Name	Number of Shares
HSBC Global Custody Nominee (UK) Ltd A/C 914945	474,403
HSBC Global Custody Nominee (UK) Ltd A/C 923363	387,213
HSBC Global Custody Nominee (UK) Ltd A/C 942229	845,561
HSBC Global Custody Nominee (UK) Ltd A/C 942217	815,720
HSBC Global Custody Nominee (UK) Ltd A/C 942205	847,662
HSBC Global Custody Nominee (UK) Ltd A/C 942175	846,125
HSBC Global Custody Nominee (UK) Ltd A/C 942187	866,030
HSBC Global Custody Nominee (UK) Ltd A/C 775245	3,890,203
HSBC Global Custody Nominee (UK) Ltd A/C 770286	371,344
HSBC Global Custody Nominee (UK) Ltd A/C 357206	31,739,705
HSBC Global Custody Nominee (UK) Ltd A/C 866197	221,163
HSBC Global Custody Nominee (UK) Ltd A/C 904332	271,092
HSBC Global Custody Nominee (UK) Ltd A/C 916681	68,072
HSBC Global Custody Nominee (UK) Ltd A/C 922437	6,091
HSBC Global Custody Nominee (UK) Ltd A/C 754612	1,951,478
HSBC Global Custody Nominee (UK) Ltd A/C 361602	48,000
HSBC Global Custody Nominee (UK) Ltd A/C 282605	2,164,972
HSBC Global Custody Nominee (UK) Ltd A/C 360509	1,945,256
HSBC Global Custody Nominee (UK) Ltd A/C 766793	355,905
HSBC Global Custody Nominee (UK) Ltd A/C 824434	97,413
HSBC Global Custody Nominee (UK) Ltd A/C 924422	382,978
HSBC Global Custody Nominee (UK) Ltd A/C 775237	171,041
HSBC Global Custody Nominee (UK) Ltd A/C 942199	875,000
HSBC Global Custody Nominee (UK) Ltd A/C 969995	3,085,670
HSBC Global Custody Nominee (UK) Ltd A/C 985551	123,209
TOTAL	**52,851,306**

END

Close

Regulatory Announcement

Go to market news section

Company	Standard Chartered Bank
TIDM	47JQ
Headline	Issue of Senior FRNs
Released	12:08 08-Feb-06
Number	1072Y

Standard Chartered Bank
8 February 2006

Standard Chartered Bank – Issue of €75 million Senior Floating Rate Notes due 2009

Standard Chartered Bank ("**SCB**") announces that it has issued €75 million Senior Floating Rate Notes, due 2009 (the "**Notes**"). The Notes are scheduled to mature on the interest payment date falling in February 2009. The Notes have been issued under SCB's Debt Issuance Programme. Application has been made for the Notes to be admitted to the Official List of the UK Listing Authority together with admission to trading on the London Stock Exchange's Gilt-Edged and Fixed Interest Market.

For further information, please contact:

Julian Slow
+44 20 7280 6860

Notes:

This announcement is for information purposes only and does not constitute an offer or an invitation to acquire or dispose of any securities or investment advice in any jurisdiction. This announcement does not constitute an offer to sell or issue or the solicitation of an offer to buy or acquire any securities in the capital of SCB in the United States. The Notes have not been and will not be registered under the U.S. Securities Act of 1933, as amended or under the securities laws of any state of the United States and may not be offered or sold in the United States unless they are registered with the U.S. Securities and Exchange Commission or an exemption from registration is available.

END

Close

Regulatory Announcement

Go to market news section

Free annual report

Company	Standard Chartered PLC
TIDM	STAN
Headline	Final Results
Released	08:15 02-Mar-06
Number	1730Z

2 March 2006

TO CITY EDITORS

FOR IMMEDIATE RELEASE

STANDARD CHARTERED PLC RESULTS FOR THE YEAR ENDED 31 DECEMBER 2005

HIGHLIGHTS

STANDARD CHARTERED PLC RESULTS FOR THE YEAR ENDED 31 DECEMBER 2005

Reported Results

- Profit before tax up 19 per cent to $2,681 million, compared with $2,251 million in 2004
- Income up 27 per cent to $6,861 million from $5,382 million
- Total assets up 46 per cent to $215 billion from $147 billion, including $58 billion in SC First Bank (SCFB, formerly Korea First Bank)
- Profit attributable to ordinary shareholders up 26 per cent to $1,917 million (2004: $1,520 million)

Underlying Results

- Profit before tax up 10 per cent to $2,454 million, compared with $2,233 million in 2004
- Income up 14 per cent to $6,002 million from $5,274 million
- Expenses up 14 per cent to $3,232 million from $2,826 million
- Loan impairment charge up 24 per cent to $266 million from $214 million
- Underlying normalised cost income ratio of 53.0 per cent (2004: 54.0 per cent)

Performance Metrics

- Normalised earnings per share up 23 per cent at 153.7 cents (2004: 124.6 cents)
- Normalised return on ordinary shareholders' equity of 18.0 per cent (2004: 18.6 per cent)
- Annual dividend per share increased 11 per cent to 64.0 cents
- Normalised cost income ratio of 54.5 per cent (2004: 54.0 per cent)
- Total capital ratio at 13.6 per cent (2004: 15.0 per cent) within target range

Significant achievements

- Record Group profits, driven by SC First Bank acquisition and strong underlying business momentum
- Continued double-digit income growth in both Wholesale and Consumer Banking
- Record normalised earnings per share
- Acquisition of SC First Bank - normalised EPS accretive in the second half of 2005

Commenting on these results, the Chairman of Standard Chartered PLC, Bryan Sanderson, said:

"Standard Chartered's 2005 results demonstrate another strong performance. We are in markets with economic conditions which present us with opportunities to build on our performance track record. It is particularly pleasing to note that SC First Bank, our Korean acquisition, became EPS accretive in the second half of 2005. We are seeing the re-investment of petrodollars, strong economies all over Asia and, on the whole, increasing economic maturity in our markets. These conditions play to our strengths. We are executing our strategy well and making good progress. I am confident of the Group's prospects going forward."

Notes:
- Comparatives restated in the transition to IFRS (see note 12 on pages 37 to 41).
- Underlying income and costs excludes the post acquisition results of SCFB and one-off items in 2004.
- Results on a normalised basis reflect the Group's results excluding items presented in note 5 on page 35.
- Normalised underlying results exclude the post acquisition results of SCFB and the items in note 5 on page 35.

STANDARD CHARTERED PLC - TABLE OF CONTENTS

	Page
Summary of Results	3
Chairman's Statement	4, 5
Group Chief Executive's Review	6-9
Financial Review	
Group Summary	10
Consumer Banking	11-13
Wholesale Banking	13, 14
Acquisition of SC First Bank	15
Risk	16-25
Capital	25
Financial Statements	
Consolidated Income Statement	26
Consolidated Balance Sheet	27
Consolidated Statement of Recognised Income and Expenses	28
Consolidated Cash Flow Statement	29
Notes	30-59
Additional Information	60, 61
Index	62

On 1 January 2005 the Group adopted European Union (EU) adopted International Financial Reporting Standards (IFRSs). The comparative amounts presented have accordingly been restated to comply with EU endorsed IFRSs, with the exception of IAS 32/39. The impact of the restatement was published by the Group on 12 May 2005. Copies of this announcement are available from the Group's website at http://investors.standardchartered.com The Group has taken advantage of the transition rules of IFRS 1, First time adoption of International Financial Reporting Standards to apply IAS 32 and 39 with effect from 1 January 2005. (see note 12 on pages 37 to 41).

Unless another currency is specified, the word "dollar" or symbol "$" in this document means United States dollar.

STANDARD CHARTERED PLC - SUMMARY OF RESULTS FOR THE YEAR ENDED 31 DECEMBER 2005

	2005 $m	2004 $m
RESULTS		
Operating income	**6,861**	5,382
Impairment losses on loans and advances	**319**	214
Profit before taxation	**2,681**	2,251
Profit attributable to equity interests	**1,946**	1,578
Profit attributable to ordinary shareholders	**1,917**	1,520
BALANCE SHEET		
Total assets	**215,096**	147,124
Total equity	**12,333**	10,069
Capital base	**17,118**	13,786
INFORMATION PER ORDINARY SHARE	**Cents**	Cents
Earnings per share - normalised basis	**153.7**	124.6
- basic	**148.5**	129.6
Dividend per share	**64.0**	57.5
Net asset value per share	**897.3**	719.0
RATIOS	**%**	%
Return on ordinary shareholders' equity – normalised basis	**18.0**	18.6
Cost income ratio – normalised basis	**54.5**	54.0
Capital ratios:		
Tier 1 capital	**7.7**	8.6
Total capital	**13.6**	15.0

Results on a normalised basis reflect the results of Standard Chartered PLC and its subsidiaries (the Group) excluding items presented in note 5 on page 35.

STANDARD CHARTERED PLC - CHAIRMAN'S STATEMENT

I am pleased to report another strong performance for Standard Chartered.

- Profit before tax, including the post-acquisition results for SC First Bank (formerly Korea First Bank) is up 19 per cent to $2,681 million.
- Income is up 27 per cent, up 14 per cent on an underlying basis, excluding SC First Bank.
- Strong earnings per share growth, with normalised EPS up 23 per cent.

As a result of this strong performance, the Board is recommending an annual dividend of 64.0 cents.

The underlying business is doing well and the strategic investments made in recent years are delivering results. The progress with SC First Bank (SCFB) in Korea is especially pleasing.

Governance

Governance across the company is robust. In addition to the established Committees of the Board we now have a Corporate Responsibility and Community Committee, focused on the environment, diversity and inclusion, community and social investment. Activities in the area of corporate responsibility have measurable, positive commercial impacts and are very much part of the fabric of the Bank. Non-Executive Director Mr Ho KwonPing has played an important part in the governance of the Group and he will retire from the Board at the conclusion of this year's Annual General Meeting. KwonPing has served for more than nine years on the Board and I would like to thank him for the valuable contribution he has made during this important period for the Group.

Economic outlook

In the Middle East, there is greater investment in the infrastructure aimed at economic diversification. Across Asia, moves towards deepening domestic financial markets are key to the drivers of economic growth, shifting from a reliance on exports to domestic demand.

Exports are strong in Hong Kong and South Korea, but it is the sustained turn-around in consumer spending that is key to their current growth. As a result, in general, Asian growth rates are expected to remain well above those of OECD countries.

We are witnessing, at first hand, cyclical strength and structural change.

Strategic progress

Such strong and sustainable growth enhances our existing franchise and allows us to take full advantage of the acquisitions we have made in recent years.

In Thailand, where we have been present for over a century, in 1999 we took the opportunity to invest in 75 per cent of Nakornthon Bank. In 2005 we bought the remaining 25 per cent stake. Standard Chartered Bank (Thai) pcl, as it is now known, is well positioned as a locally incorporated bank with international strengths and standards.

Similarly, we have had a long presence in Indonesia, a country with 240 million people. In 2004, with our consortium partner PT Astra, we took a controlling stake in Bank Permata. Permata is a consumer bank with more than one million customers, 300 branches and over 7,000 staff. The combination of Permata and our own branch offers us great access to this growing market.

In India, we bought Grindlays in 2000 and this strategic acquisition changed the nature of our presence in that market. We are now India's largest international bank and we have major ambitions. Already we have over two million consumer banking customers and 800 top corporate relationships. With the economy's consistently high rate of growth we expect to see even more opportunities ahead.

In China, we established our presence as the first foreign bank almost one hundred and fifty years ago. In September 2005, in the presence of Chinese Premier Wen Jiabao and UK Prime Minister the Rt. Hon. Tony Blair MP, Standard Chartered signed the documents that allowed us to take a strategic stake in China Bohai Bank. This is the first bank to be granted a national licence since 1996 and in February it opened its first branch.

Such a strategic investment is just one part of our approach to taking a leading position in this emerging economic giant. Our organic operations continue to prosper. Our long experience of China has allowed us to focus on the opportunities offered by rapid growth, including those in the Pearl River Delta, one of the world's fastest growing economic zones which accounts for about one-third of China's exports.

Finally, South Korea, which is Asia's third largest economy with a population of 47 million. In 2005 we made huge progress following our acquisition of Korea First Bank and SC First Bank is now well positioned for Korea's future economic development.

In all our markets we have strong business relationships and extensive networks, which are serving us well as the pace of change and number of business opportunities increase. Our international network is allowing us to benefit from new trade corridors emerging between our regions.

We are in growing markets and our geographic diversity is helping us to deliver good performance.

Well Positioned

Overall, many current economic conditions and trends are advantageous for us. We are we positioned and our management teams are focused on creating shareholder value.

Standard Chartered is ideally placed to maximise the existing and future opportunities presented b our markets. In addition to the growth presented by major Asian markets, many of our businesses i the Middle East, South Asia and Africa are developing rapidly.

Our management teams, at country and at Group level, balance strong local and internation leadership. This ensures international standards are met, local practices are respected and mark opportunities are leveraged. We offer the ability to invest in growth, mainly in Asia, with U regulation.

Summary

Standard Chartered's 2005 results demonstrate another strong performance. We are in markets wi economic conditions that present us with opportunities to build on our performance track record. It particularly pleasing to note that SC First Bank, our Korean acquisition, became EPS accretive in th second half of 2005. We are seeing the re-investment of petrodollars, strong economies all over Asi and, on the whole, increasing economic maturity in our markets. These conditions play to o strengths. We are executing our strategy well and making good progress. I am confident of th Group's prospects going forward.

Bryan Sanderson, CBE
Chairman
2 March 2006

STANDARD CHARTERED PLC - GROUP CHIEF EXECUTIVE'S REVIEW

Standard Chartered is in good shape and we continue to deliver strong financial results. Our strategic intent is to be the world's best international bank, leading the way in Asia, Africa and the Middle East. We are seizing opportunities in our markets, driving value creation and actively seeking future opportunities. We are building diversity in our products so we can reach more customers, diversity in our markets so our business has a broader base and diversity in our people, so we can have the best available talent working for us.

Our customer base has increased from seven million customers in 2003 to 12 million today. Income has increased from $4.7 billion in 2003 to $6.9 billion in 2005. The Group is growing rapidly, organically and through strategic alliances and acquisitions and has expanded from 450 branches in 2003 to 1,200 today.

The scale of Standard Chartered is changing.

Performance

During 2005 the Group made significant financial progress. Profit before tax, including SCFB, was $2,681 million, a 19 per cent increase from $2,251 million in 2004. Normalised earnings per share saw an increase of 23 per cent to 153.7 cents and normalised return on equity was 18.0 per cent. We intend to be known as a Group that delivers good results and also as one that is creating a robust future.

China and India

These two major economies already make a good contribution to our performance and we are excited about our future in these markets. Our network in India covers 31 cities with a combined population in excess of 76 million. India is a country with major potential, not just for Standard Chartered, but for the world economy. Though increasing competition has led to short term margin erosion in some product areas, we are confident that Standard Chartered is well positioned to realise the potential offered by this dynamic market. We have been investing in new branches, ATMs, people, infrastructure and new businesses, including launching a new consumer finance business.

In China, in 2005 the income from our organic business grew over 80 per cent and we increased the number of directly employed staff by more than 40 per cent to 1,200. Our network now covers 14 cities with a combined population of over 100 million. The Consumer Banking business now offers services in five out of the ten largest cities in China, including Shanghai and Beijing. While managing a profitable business today we are also preparing for the future. Of our recent graduate intake from China, 25 per cent are currently on assignment in other countries, developing broader skills and perspectives to take back to their market in due course.

SC First Bank, Korea

In Korea, we re-branded all 407 branches, 2,100 ATMs and seven kilometres of signage as SC First Bank over one weekend and the Standard Chartered branch has been integrated into the SC First Bank network. The leadership team is experienced, established and is a balance of local and international executives. It is Standard Chartered's intent to be a leader in the Korean financial services industry.

The speed and success of the integration reflects the talent, focus and commitment of our Korean staff.

The Wholesale Banking business in Korea is progressing well. We have an enhanced product portfolio and a fully operational dealing room. In Consumer Banking in Korea we have launched 12 new products, including the 'Welcome Back' mortgage campaign – which featured a one month interest waiver, and brought in 38,000 new accounts and $4 billion of new mortgage sales.

When this acquisition was announced we said it would be EPS accretive in 2006 and we are very pleased to have met this target on a normalised basis in the second half of 2005.

We are at the early stages of our journey but we have made a great start. Korea is a huge market and we are in a good position for the future.

Consumer Banking

In Consumer Banking, operating profits were up 21 per cent on last year, and income up 41 per cent. This performance reflects very good momentum in the underlying business, excellent post-acquisition progress in Korea and disciplined management of risk and costs. Excluding SCFB, operating profit was up 8 per cent and income was up 16 per cent. Expansion of our Consumer Banking customer segments and products continues and despite pressure on mortgage margins, the increased breadth and balance has meant that, overall, the business performed well.

We are investing for the future, developing new products and client coverage, and increasing our sales channels. During 2005, there were over 240 product launches across our franchises including e-Saver, My Dream Account and LinkOne. Our branch 'footprint' is rapidly expanding and we now have 1,200 branches. This growth has been fuelled by Korea, where the number of branches has increased to over 400; Indonesia, where, through our stake in Permata, we now have over 300 and in Pakistan and the Middle East, where we have doubled our branch network in the past two years.

Consumer Banking has increasingly balanced earnings streams. Its focus on wealth management and SME is paying dividends.

Wholesale Banking

We are continuing to make good progress with our Wholesale Banking business. Operating profits for 2005 were up 22 per cent on 2004, with income up 19 per cent. Excluding SCFB, operating profit was up 15 per cent and income was up 11 per cent. Client income growth was strong at 19 per cent and was well balanced across geographies, products and client segments. We have seen strong growth in most key markets, but results have been impacted by Zimbabwe's economic problems.

Our client-led strategy continues to drive performance in key markets and across key products. We are investing for sustainable growth, extending our product reach and increasing our global markets capabilities. We have expanded our franchise in a number of markets and strengthened local corporate teams. Previous investments in key product areas, such as in debt capital markets and corporate finance, are paying off with excellent growth across all client segments.

Proactive risk management has been complemented by a benign credit environment with strong recoveries resulting in a net release. We are continuing to invest in regulatory compliance, control infrastructure, risk management and technology .

Overall, 2005 was a good year in terms of performance. The Group is now engaged on reaching its goals for 2006 and we have set out our management agenda.

Management Agenda 2006

- To accelerate growth in both businesses, by focusing on priority markets and extending our geographic and customer reach.
- In Wholesale Banking we will deepen client relationships and cross-sell more.
- In Consumer Banking we will enter new customer segments, such as private banking and consumer finance.
- Korea is a huge opportunity and, therefore, a continued priority. We will drive growth and performance.
- Across the Group we will accelerate improvements in service and innovation.
- It remains our intent to lead by example in corporate responsibility. Our programmes on diversity, environment, to help fight blindness, HIV and malaria, are important to the communities where we operate, differentiate our brand and make a difference to current and prospective employees.

Looking forward

There are changing trends in demographics worldwide, which will inevitably influence our business going forward. In five years time there will be over 100 million people in China aged over 65 and, in India, over 350 million under the age of 15. These types of changes have major implications for our business. We will see increased product segmentation, as different age groups have very different aspirations and we will have to think deeply about how we develop our brand in different markets.

The environment is becoming a major agenda item for all businesses. In markets where we operate there are concerns about energy, air quality, even water, which may impact on our customer base. We have to pay new attention to resources – to how we as a business are using them, to our lending policies around them and to our participation in the debates on the future economic impacts of these issues.

Transparency is another evolving area that affects our business. More information, moving at higher speeds, in many ways presents exciting opportunities for us, for our employees and our customers. Equally, regulatory requirements and pressures are increasing and create something of a burden, despite the positive motivations behind them.

These are some of the subjects on which we are focusing our thoughts. We recognise that to ensure continued performance we need to be thinking ahead.

We believe there are three major capabilities we must have to meet future challenges. We must have a real understanding of our customers. We must have the ability to innovate and create the right environment for innovation to happen. In order to do that we must be able to develop the right quality of people.

Being close to our customers is key and our customer knowledge is increasing all the time. The Group's Outserve initiative is making great progress in reaching our customers and understanding their needs. We carry out world-wide research, providing us with over three million data points from more than 25,000 respondents. In Consumer Banking, our survey carried out in 22 countries told us that in 2005, 80% of customers were 'loyal and positive'. This number was up on the previous year, and the increase equates to an additional 400,000 'loyal and positive' customers – which is very encouraging for us.

Our brand promise is to be 'The Right Partner, Leading By Example'. Customer feedback is at the centre of everything we do. Listening to customers helps us generate new ideas. For example in response to customer feedback we launched our online cheque template - the e-Cheque - in Singapore. Early take up is encouraging and we have patented it. This is one example of increasing innovation in the Bank and of the type of product that changes the market place.

As well as customer driven innovation, speed to market is critical. The Group's work in technology in recent years means we have reduced development times and still maintain the stringent checks expected of a bank. For example, we implemented our consumer finance platform in India in just 72 days.

To Outserve our customers and to drive innovation we need good people. Happily, the Group is increasingly a magnet for talent. The growing economies and exciting markets where we do business are appealing to many high calibre individuals. Through our graduate development programme we recruit and grow the talent we need for the long term. The 2006 international graduate programme has received over 40,000 applications, including over 19,000 from China. Across the Group we are developing an increasingly international, mobile, talented young workforce.

We are committed to talent development and have a company wide process that identifies talent at all levels and allows us to accelerate the development of the best. In 2005, for example, nearly 40 per cent of our high potential employees had some form of job development move and 16 per cent were international assignments. In our established workforce, turnover of high performers and high potential staff is low. Last year 80 per cent of senior management appointments were made from within the Group.

Having the right people remains key to supporting our continued growth. We believe our investment in people now will give us real competitive edge going forward.

We are working hard to 'Lead the Way' in the areas which will underpin our business performance now and in the future.

Outlook

In 2005, the Group achieved a good financial performance and made significant strategic progress. The outlook for 2006 is promising. Whilst we can never be immune to external shocks, we anticipate double-digit income growth across the Group as a whole. Our strength, diversity and breadth give us resilience and flexibility. The Consumer Banking and Wholesale Banking businesses, including SC First Bank, have good momentum and we are well positioned to leverage the opportunities

available to us in our markets.

We will maintain our disciplined approach to managing expenses. We will continue to focus on improving productivity and sustain our investment in new products, new capabilities and expanded distribution. Expense growth will be broadly in line with income growth for the full year.

We will dynamically manage the pace of investment spend through the year factoring in both the risk environment as well as the performance.

We will continue to manage risks proactively. In Consumer Banking, we expect loan impairment charges will tend to grow in line with the size and mix of the overall book though Taiwan will continue to present some challenges. For Wholesale Banking, while the credit environment in most of our markets remains benign, we are somewhat cautious on the credit outlook. Moreover, the level of recoveries and releases achieved in 2005 will not recur in 2006. Consequently, we expect Wholesale Banking will revert to having a net charge in 2006.

In summary

Standard Chartered is making good progress. We are clear on our strategy and well positioned to take advantage of the many opportunities in our markets.

Mervyn Davies, CBE
Group Chief Executive
2 March 2006

GROUP SUMMARY

The Group has continued its strong performance trajectory with another good set of results for the year ended 31 December 2005. Operating profit before tax of $2,681 million was up 19 per cent over the same period in 2004. Normalised earnings per share has increased by 23 per cent to 153.7 cents. (Refer to note 5 on page 35 for the details of basic and diluted earnings per share).

On 15 April 2005 the Group acquired 100 per cent of Korea First Bank (KFB). On 10 September 2005 KFB was renamed

SC First Bank (SCFB) and on 28 November 2005 the assets and businesses of the Standard Chartered branch in Korea were transferred to SCFB. The impact of the post acquisition results of SCFB in the 2005 results, together with significant one-off items affecting the 2004 results, make the comparability of the full year results to December 2005 with the equivalent period in 2004 complex. The table below therefore sets out underlying results for the two years excluding these two components.

	2005			2004		
	SCFB $m	Underlying $m	As reported $m	*One off items $m	Underlying $m	As reported $m
Net interest income	781	3,554	4,335	–	3,182	3,182
Fees and commissions income, net	29	1,466	1,495	–	1,332	1,332
Net trading income	23	746	769	–	651	651
Other operating income	26	236	262	108	109	217
	78	2,448	2,526	108	2,092	2,200
Operating income	859	6,002	6,861	108	5,274	5,382
Operating expenses	(579)	(3,232)	(3,811)	(23)	(2,826)	(2,849)
Operating profit before provisions	280	2,770	3,050	85	2,448	2,533
Impairment losses on loans and advances	(53)	(266)	(319)	–	(214)	(214)
Other impairment	–	(50)	(50)	(67)	(1)	(68)
Operating profit before taxation	227	2,454	2,681	18	2,233	2,251

* See note 5 on page 35.

Operating Income and Profit

Operating income, including SCFB, increased by 27 per cent to $6,861 million over 2004. Of this increase, SCFB accounted for $859 million. Underlying income growth excluding SCFB and 2004 one-off items was 14 per cent to $6,002 million. Both Consumer Banking and Wholesale Banking delivered double-digit income growth and business momentum remains strong across an increasingly broad range of customer segments and markets.

Net interest income grew by 36 per cent to $4,335 million. Underlying growth was 12 per cent. Net interest margin was 2.5 per cent, down from 2.6 per cent in the prior year reflecting the impact of changes in geographic and product mix.

Fees and commissions increased by 12 per cent to $1,495 million. Underlying growth was 10 per cent driven mainly by higher volumes in wealth management, cash management and global markets products across most markets.

Net trading income grew by 18 per cent to $769 million due to higher volumes of foreign exchange dealing by both Wholesale and Consumer Banking customers. Underlying growth was 15 per cent.

Other operating income of $262 million increased by 21 per cent. Excluding one-off items in 2004 from the sale of shares in KorAm and Bank of China (Hong Kong), growth was strong on the back of structured transactions and sales of available-for-sale securities within the asset and liability management (ALM) portfolio.

Operating expenses increased from $2,849 million to $3,811 million. Of this increase, $579 million was due to the inclusion of SCFB.

Underlying expense growth was 14 per cent, in line with underlying income growth for the full year. The normalised cost income ratio was 54.5 per cent (2004: 54.0 per cent) on a headline basis including SCFB, but on an underlying normalised basis has improved to 53.0 per cent (2004: 54.0 per cent). The Group has continued to invest in both Consumer Banking and Wholesale Banking in order to sustain the double-digit client led income growth. Such investments were directed primarily at new market entry, new products, reinforced capabilities, expanded client coverage, increased distribution and improvements to technology and infrastructure to support new and rapidly growing markets.

Impairment losses on loans and advances rose by 49 per cent from $214 million to $319 million, an increase of $105 million of which SCFB accounted for $53 million.

The underlying increase in impairment losses was 24 per cent reflecting asset growth in Consumer Banking, a deterioration in the Taiwan consumer credit environment and movements in portfolio provisioning under IFRS. Wholesale Banking continued to benefit from a benign credit environment, the successful conclusion of the Loan Management Agreement in Thailand and strong recoveries. Other impairment includes provisions made in 2005 for exposures in Zimbabwe.

CONSUMER BANKING

Including the acquisition of SCFB, Consumer Banking grew operating profit by 21 per cent to $1,278 million compared to 2004. Of the $220 million increment in profit, SCFB accounted for $137 million. Underlying growth was eight per cent.

Consumer Banking has maintained strong income momentum with income up 41 per cent to $3,807 million. SCFB accounted for $671 million or 61 per cent of Consumer Banking's total income growth of $1,107 million. Underlying income was up 16 per cent to $3,136 million. Underlying income growth was driven by volume and fee income growth across almost all product lines, strong growth in customer balances, particularly deposits and the contribution from business segments such as consumer finance and small and medium enterprises (SME) loans. Businesses acquired in 2004, including Prime Credit and Bank Permata, contributed to income and profit growth.

Excluding SCFB, customer liabilities saw double-digit growth year on year while assets grew four per cent. Deposit growth was particularly strong in Hong Kong, Singapore and Other Asia Pacific Region (Other APR).

On an underlying basis excluding SCFB, expense growth was broadly in line with income growth at 15 per cent for the year. This expense growth included investment expenditure in new products, extended client coverage, enhanced infrastructure, increased compliance costs and investment in new businesses. Total expenses in Consumer Banking grew by $701 million with SCFB accounting for $486 million.

Overall, Consumer Banking's impairment losses on loans and advances rose to $425 million from $242 million in 2004. This reflects the impact of asset growth outside Korea, inclusion of SCFB, movements in portfolio provisions under IFRS and deterioration in the Taiwan consumer credit environment. The underlying impairment charge has risen 20 bps to one per cent of average customer assets largely as a result of changes in portfolio mix and the deteriorating credit environment in Taiwan, where the banking industry as a whole has been significantly affected by a strong increase in consumer default rates. Consumer Banking anticipated this deterioration and took action to mitigate exposure. Nonetheless, the Consumer Banking loan impairment charge in Taiwan increased to $98 million in 2005 from $26 million in 2004. Consumer Banking in Taiwan has customer assets of approximately $1.3 billion as at 31 December 2005. We expect Taiwan to remain challenging through 2006.

Hong Kong delivered an increase in operating profit of 17 per cent to $540 million. Income growth was four per cent. Operating expenses were lower than in 2004 as a result of the actions taken to reconfigure the cost base. This resulted in pre-impairment profit growth of seven per cent. Responding to the rising interest rate environment, the business has put greater focus onto wealth management and SME, by successfully launching several new products and achieving growth in customer liabilities. The acquisition of Prime Credit in 2004 has been a great success with performance well ahead of plan. Asset portfolios continue to perform well with a 56 per cent reduction in the loan impairment charge compared to the prior period.

In Singapore, income was down two per cent in 2005 with strong growth in wealth management and SME largely offsetting the sharp decline in mortgage margins.

Mortgage margins reduced by nearly half on a full year basis. The successful launch of a new on-line savings product, together with good growth in investment services resulted in strong wealth management income growth.

Operating profit before provisions was up 28 per cent in Malaysia on the back of a 19 per cent rise in income and moderate expense growth focused on building infrastructure and expanding distribution. Good balance sheet growth, new products, a developing Islamic banking presence and better fee income coupled with productivity improvements all contributed to a strong performance for Consumer Banking. Loan impairment charges rose from $14 million to $37 million primarily due to attributing portfolio provision movements under IFRS.

In the eight and a half months since acquisition, the Consumer Banking division of SCFB earned $137 million of operating profit on income of $671 million. With the expansion of the product range since acquisition there has been good volume growth, particularly in wealth management with a significant growth in deposits. The cards and loans portfolios and mortgage portfolio have also enjoyed robust asset growth although moderate mortgage margin contraction has continued during the second half of the year. Expenses were higher in the second half, as anticipated, reflecting integration costs, re-branding and investment in product capabilities.

Other APR had income growth of 55 per cent driven by strong balance sheet growth in all product segments and continued investment in expanding sales forces, new branches and new products. Bank Permata in Indonesia accounted for $69 million of income and $9 million of profit before tax. China enjoyed very strong organic growth in all major products delivering a threefold increase in income. Thailand continues to perform very well with increasingly diversified income and balance sheet growth. Impairment provisions increased by $100 million, of which $72 million was in Taiwan.

India's very strong income growth in wealth management and SME was offset in part by lower growth in mortgages and a small decline in unsecured lending due to eroding margins resulting in an overall income growth of 10 per cent. The Consumer Business has continued to diversify its income streams with double-digit balance sheet growth in all business lines except credit cards. Continued investment spending underpinned a 17 per cent overall increase in expenses directed towards opening five new branches, the launch of six consumer finance business centres, new investment and insurance products and a continued strengthening of the risk and control infrastructure. Whilst there are near term challenges in profitability, Consumer Banking remains focused on building a substantial franchise in this fast growing and highly competitive market.

Operating profit in the Middle East and Other South Asia (MESA) increased by 23 per cent to $163 million with income up by 28 per cent to $378 million. This continued strong year on year momentum was led by wealth management, credit cards and SME. Investment in sustaining this growth trajectory resulted in a 26 per cent increase in expenses, with a focus on strengthening distribution, product and people capabilities. The global Consumer Banking business model is now embedded in these rapidly growing markets.

CONSUMER BANKING CONTINUED

In the United Arab Emirates (UAE), Consumer Banking grew income 27 per cent to $158 million driven by wealth management, SME and credit cards. As new products continue to be launched, volume growth on both sides of the balance sheet remains

robust.

In Africa, operating profit more than doubled as a result of broad based income growth of 18 per cent and expense growth contained to just five per cent, benefiting from productivity gains and prior year investments. Asset growth of 26 per cent reflected an increasing market demand for borrowing.

The Americas, UK and Group Head Office saw a decrease in operating profit from $19 million to $9 million largely driven by lower income as a result of the reconfiguration of the Jersey business.

The following tables provide an analysis of operating profit by geographic segment for Consumer Banking:

	20				
	Asia Pacific				
	Hong Kong $m	Singapore $m	Malaysia $m	Korea $m	Otr A Paci $
Income	**989**	**322**	**209**	**695**	**6**
Expenses	**(415)**	**(126)**	**(95)**	**(505)**	**(34**
Loan impairment	**(34)**	**(30)**	**(37)**	**(56)**	**(16**
Other impairment	–	–	–	–	
Operating profit	**540**	**166**	**77**	**134**	**1(**

	20				
	India $m	*Middle East & Other S Asia $m	Africa $m	Americas UK & Group Head Office $m	Consumer Banki To $
Income	**285**	**378**	**257**	**61**	**3,8(**
Expenses	**(179)**	**(182)**	**(205)**	**(52)**	**(2,1(**
Loan impairment	**(56)**	**(33)**	**(13)**	–	**(4;**
Other impairment	–	–	**(3)**	–	
Operating profit	**50**	**163**	**36**	**9**	**1,2;**

	20				
	Asia Pacific				
	Hong Kong $m	Singapore $m	Malaysia $m	Korea $m	Ot A Pac $
Income	954	330	175	7	3(
Expenses	(416)	(117)	(86)	(12)	(22
Specific	(88)	(40)	(18)	–	((
General	11	6	4	–	
Loan impairment	(77)	(34)	(14)	–	((
Operating profit	461	179	75	(5)	1(

	20				
	India $m	*Middle East & Other S Asia $m	Africa $m	Americas UK & Group Head Office $m	Consum Banki To $
Income	258	296	218	69	2,7(
Expenses	(153)	(144)	(196)	(51)	(1,4(
Specific	(29)	(21)	(6)	–	(27
General	2	2	–	1	2
Loan impairment	(27)	(19)	(6)	1	(24
Operating profit	78	133	16	19	1,0

* Middle East and Other S Asia includes UAE income of $158 million (2004: $124 million), expenses of $67 million (2004: $51 million), loan impairment of $21 million (2004: $9 million) and operating profit of $70 million (2004: $64 million).

An analysis of Consumer Banking income by product is set out below:

	2005			200
Income by product	Total $m	SCFB $m	Underlying $m	$
Cards and Loans	**1,526**	**248**	**1,278**	1,11
Wealth Management and Deposits	**1,442**	**212**	**1,230**	89
Mortgages and Auto Finance	**764**	**207**	**557**	63

Other	75	4	71	5
	3,807	671	3,136	2,70

CONSUMER BANKING CONTINUED

Including SCFB, cards and loans have delivered a solid 37 per cent increase in income to $1,526 million. Underlying income and assets have increased 14 per cent and 17 per cent respectively in a highly competitive market environment with lower net interest margins broadly offset by higher fee income. Cards and loans enjoyed strong growth in Malaysia, Other APR, MESA and Africa. In Hong Kong three per cent growth year on year was achieved, reversing the previous declining trend in balances. Growth accelerated in the second half as successful new campaigns were rolled out for the Manhattan brand, cashback and balance building, leveraging the new positive file credit bureau.

In wealth management, underlying double-digit deposit growth and improved margins have been the primary drivers of a 62 per cent growth in income to $1,442 million. The primary contributors being Singapore, India, Other APR and MESA. Product innovation, expanded distribution and effective sales and marketing campaigns have boosted both core deposit volumes and fee based investment product sales.

Total mortgage and auto finance income is up 20 per cent at $764 million. Underlying income is lower by 13 per cent reflecting significant mortgage margin compression in Hong Kong, Singapore and India. Proactive re-pricing strategies have helped to offset some of this margin compression together with very good volume growth in Other APR.

WHOLESALE BANKING

In 2005 Wholesale Banking continued to execute its highly successful client-led strategy, driving sustained income momentum in all key client segments and across multiple products and geographies. Including SCFB, operating profit was up 22 per cent to $1,439 million. Underlying profit growth increased 15 per cent to $1,349 million.

Total income growth was 19 per cent to $3,054 million. Underlying income growth of 11 per cent to $2,866 million was achieved through client revenue growth of 19 per cent, driven by balanced growth across local corporates and large local corporates, multinationals and financial institutions. Global markets products together with cash and custody were the principal contributors to the continued strong growth in Wholesale Banking client revenues. Own account ALM and trading revenues were adversely affected by a rising interest rate environment and a flat yield curve.

Expenses in Wholesale Banking increased by 20 per cent to $1,710 million. Underlying expense growth was 13 per cent. Investment spend focused on enhancing global market product capabilities and client coverage with an emphasis on corporate finance and capital markets and the high growth markets of India, China and the UAE. Higher transaction volumes plus continued upgrading of the technology and operations infrastructure and preparation for Basel II made up the balance.

The net loan impairment release in 2005 was $106 million compared to $28 million in the prior period. New provisions increased by three per cent and recoveries were up by 60 per cent.

The following tables provide an analysis of operating profit by geographic segment for Wholesale Banking:

	20				
					Asia Paci
	Hong Kong $m	Singapore $m	Malaysia $m	Korea $m	Oth As Paci $
Income	523	188	124	259	4
Expenses	(234)	(120)	(55)	(127)	(2
Loan impairment	(83)	(13)	7	(5)	1
Other impairment	(1)	–	–	–	
Operating profit	205	55	76	127	2

	20				
	India $m	*Middle East & Other S Asia $m	Africa $m	Americas UK & Group Head Office $m	Wholesale Banking To $
Income	305	430	294	488	3,0
Expenses	(127)	(157)	(194)	(428)	(1,7
Loan impairment	6	42	(30)	65	1
Other impairment	1	–	(8)	(3)	(1
Operating profit	185	315	62	122	1,4

	20				
					Asia Paci
	Hong Kong $m	Singapore $m	Malaysia $m	Korea $m	Oth A Pac $
Income	416	183	95	63	3
Expenses	(226)	(111)	(58)	(29)	(2
Specific	(54)	(2)	11	3	
General	6	3	1	–	
Loan impairment	(48)	1	12	3	
Other impairment	–	–	–	–	
Operating profit	142	73	49	37	1

	20				
	India $m	*Middle East & Other S Asia $m	Africa $m	Americas UK & Group Head Office $m	Wholes Banki To $
Income	231	352	366	506	2,5
Expenses	(98)	(125)	(164)	(363)	(1,4
Specific	3	13	(6)	15	
General	2	4	–	6	
Loan impairment	5	17	(6)	21	
Other impairment	2	–	–	(3)	
Operating profit	140	244	196	161	1,1

* Middle East and Other S Asia includes UAE income of $173 million (2004: $147 million), expenses of $66 million (2004: $49 million), loan impairment recovery of $1 million (2004: recovery of $8 million) and operating profit of $108 million (2004: $106 million).

WHOLESALE BANKING CONTINUED

When looking at the performance of Wholesale Banking on a geographic basis it is important to note that it is a network business, with about half of client revenues originated in a different geography than where they are booked. This means the geographic segmentation can give a somewhat imperfect view of the performance of different parts of the business.

In Hong Kong, income grew by 26 per cent to $523 million as the increased focus on the local corporates segment yielded good results. Global markets and cash products generated strong growth in volumes supported by improved margins. Expenses grew four per cent to $234 million with most of this increase directed towards building the sales force and product capabilities to deepen income generation from existing client relationships.

Income in Singapore was up three per cent to $188 million driven by transaction banking together with global markets sales. Double-digit client income growth was offset by a reduction in trading and ALM income. Singapore continues to increase its franchise value, originating significant revenues for other parts of the network. Expenses grew eight per cent to $120 million reflecting increased front office investments to sustain the strong client revenue momentum.

In Malaysia, income increased 31 per cent to $124 million with global markets products now contributing 64 per cent of the total. The business achieved strong growth in the large local corporate sector. Expenses were lower by five per cent at $55 million.

The Wholesale Banking business in SCFB earned $90 million of operating profit on income of $188 million. Income and volumes of global markets product sales, together with cash management and custody grew in the second half as the significant investment in more sophisticated products, new skills and infrastructure began to deliver benefits.

Other APR continued to deliver strong growth in income and profits from all countries with significant contributions from China, Indonesia and Taiwan. Income increased 22 per cent to $443 million and expenses grew six per cent to $268 million.

India's income grew 32 per cent to $305 million with client income growing at an even higher rate offset by lower trading and ALM income. Growth was balanced across all target segments with transactional banking and global markets products leading the way. Expenses grew 30 per cent to $127 million, with continued investment in geographic expansion to sustain the momentum amongst local corporates.

Operating profit in the Middle East and Other South Asia grew by 29 per cent to $315 million. Income rose 22 per cent to $430 million and expenses 26 per cent to $157 million. Client revenues enjoyed very strong growth in cash, capital markets and corporate finance products. Within this total the Wholesale Banking business in the the UAE grew income by 18 per cent.

In Africa, income at $294 million was 20 per cent lower than in the prior year. A marked deterioration in Zimbabwe was the primary contributor to this result. 2005 saw Zimbabwe suffer from high inflation and very rapid currency depreciation, particularly in the fourth quarter. Elsewhere in Africa, Wholesale Banking saw robust income growth in Nigeria, Ghana and Tanzania, driven by cash management, trade, and corporate finance.

The Americas, UK and Group Head Office has seen income decline by four per cent to $488 million mainly as a result of lower income from asset and liability management. Expense growth of 18 per cent reflects the full year impact of the project finance business acquired at the end of 2004, which originates revenues largely booked elsewhere, together with significant investment in compliance and control infrastructure.

An analysis of Wholesale Banking income by product is set out below:

	2005			200
Income by product	Total $m	SCFB $m	Underlying $m	$
Trade and Lending	879	69	810	86
Global Markets	1,434	75	1,359	1,21
Cash Management and Custody	741	44	697	48
	3,054	188	2,866	2,57

Trade and lending income increased one per cent overall to $879 million and decreased by seven per cent on an underlying basis due to lower lending income. Trade finance income grew three per cent reflecting the increased competitiveness in pricing and a shift to integrated supply chain financing to support strong intra-Asian trade flows.

Global markets income grew strongly at 18 per cent overall to $1,434 million and 12 per cent on an underlying basis.

The enhanced product set, including FX options, fixed income and project and export finance, has made a significant contribution to this growth. Income from ALM has fallen due to the flat yield curves and rising interest rates prevalent in most markets, particularly in the second half.

Cash management and custody income was up by 52 per cent at $741 million. Underlying growth was also very strong at 43 per cent driven by volume and margin growth.

ACQUISITION OF SC FIRST BANK (formerly Korea First Bank)

On 15 April 2005 the Group acquired 100 per cent of SCFB. The post-acquisition profit has been included in the Group results within the Korea geographic segment. The following tables provides an analysis of SCFB's post acquisition results by business segment:

Consumer Banking	2005			200
	Total $m	SCFB $m	Underlying $m	$
Income	3,807	671	3,136	2,70
Expenses	(2,101)	(486)	(1,615)	(1,40
Loan impairment	(425)	(48)	(377)	(24
Other impairment	(3)	–	(3)	-
Operating profit	1,278	137	1,141	1,05

SCFB Consumer Banking income was broadly based with margin, volume and fee income growth in wealth management and SME banking. Mortgage and unsecured lending volumes have continued to grow but margin compression impacted income growth.

Wholesale Banking	2005			200
	Total $m	SCFB $m	Underlying $m	$
Income	3,054	188	2,866	2,57
Expenses	(1,710)	(93)	(1,617)	(1,42
Loan impairment	106	(5)	111	2
Other impairment	(11)	–	(11)	(
Operating profit	1,439	90	1,349	1,17

SCFB Wholesale Banking income is being generated by a broader product set and client base. New global markets products and cash management are now driving growth while balance sheet reshaping continues in lending.

Korea segment – Total	2005			200
	Total $m	SCFB $m	Underlying $m	$
Income	954	859	95	7
Expenses	(632)	(579)	(53)	(4
Loan impairment	(61)	(53)	(8)	
Operating profit	261	227	34	3

Operating profit from SCFB for the eight and a half months since taking control on 15 April 2005 was $227 million. Operating income for the period was $859 million, expenses were $579 million and loan impairment was $53 million.

RISK

Through its risk management structure the Group seeks to manage efficiently the core risks: credit, market, country and liquidity risk. These arise directly through the Group's commercial activities whilst compliance and regulatory risk, operational risk and reputational risks are normal consequences of any business undertaking.

The basic principles of risk management followed by the Group include:

- ensuring that business activities are controlled on the basis of risk adjusted return;
- managing risk within agreed parameters with risk quantified wherever possible;
- assessing risk at the outset and throughout the time that we continue to be exposed to it;
- abiding by all applicable laws, regulations and governance standards in every country in which we do business;
- applying high and consistent ethical standards to our relationships with all customers, employees and other stakeholders; and
- undertaking activities in accordance with fundamental control standards. These controls include the disciplines of planning, monitoring, segregation, authorisation and approval, recording, safeguarding, reconciliation and valuation.

Risk Management Framework

Ultimate responsibility for the effective management of risk rests with the Company's Board. Acting with authority delegated by the Board, the Audit and Risk Committee (ARC), whose members are all Non-Executive Directors of the Company, reviews specific risk areas and monitors the activities of the Group Risk Committee (GRC) and the Group Asset and Liability Committee (GALCO).

GRC, through authority delegated by the Board, is responsible for credit risk, market risk, operational risk, compliance and regulatory risk, legal risk and reputational risk. GALCO, through authority delegated by the Board, is responsible for liquidity risk, for structural interest rate and foreign exchange exposures and for capital ratios.

All the Group Executive Directors (GEDs) of Standard Chartered PLC, members of the Standard Chartered Bank Court and the Group Head of Risk and Group Special Asset Management (Group Head of Risk) are members of the GRC. This Committee is chaired by the Group Head of Risk and Group Special Assets Management (GSAM). The GRC is responsible for agreeing Group standards for risk measurement and management, and also delegating authorities and responsibilities to risk committees and the Group and Regional Credit Committees and Risk Officers.

The committee process ensures that standards and policy are cascaded down through the organisation from the Board through the GRC and the GALCO to the functional, regional and country level committees. Key information is communicated through the country, regional and functional committees to Group so as to provide assurance that standards and policies are being followed.

The Group Finance Director and the Group Head of Risk manage an independent risk function which:

- recommends Group standards and policies for risk measurement and management;
- monitors and reports Group risk exposures for country, credit, market and operational risk;
- approves market risk limits and monitors exposure;
- sets country risk limits and monitors exposure;
- chairs the credit committee and delegates credit authorities;
- validates risk models; and
- recommends risk appetite and strategy.

Individual GEDs are accountable for risk management in their businesses and support functions and for countries where they have governance responsibilities. This includes:

- implementing the policies and standards as agreed by the GRC across all business activity;
- managing risk in line with appetite levels agreed by the GRC; and
- developing and maintaining appropriate risk management infrastructure and systems to facilitate compliance with risk policy.

The Group's Risk Management Framework identifies 18 risk types which are managed by designated Risk Type Owners (RTOs) who are all approved persons under the FSA regulatory framework and have responsibility for setting minimum standards and governance and assurance processes. The RTOs report up through specialist risk committees to the GRC, or in the case of Liquidity Risk, to the GALCO.

The Group Finance Director and the Group Head of Risk, together with Group Internal Audit, provides independent assurance that risk is being measured and managed in accordance with the Group's standards and policies.

Credit Risk Management

Credit risk is the risk that a counterparty will not settle its obligations in accordance with agreed terms.

Credit exposures include individual borrowers and connected groups of counterparties and portfolios in the banking and trading books.

Clear responsibility for credit risk is delegated from the Board through to the GRC. Standards are approved by the GRC which also delegates credit authorities through the Group Finance Director to the Group Head of Risk, the Group and Regional Credit Committees and independent Risk Officers at Group and at the Wholesale Banking and Consumer Banking business levels.

Procedures for managing credit risk are determined at the business levels with specific policies and procedures being adapted to different risk environment and business goals. The Risk Officers are located in the businesses to maximise the efficiency of decision making, but have an independent reporting line into the Group Head of Risk.

The businesses working with the Risk Officer, take responsibility for managing pricing for risk, portfolio diversification and overall asset quality within the requirements of Group standards, policies and business strategy.

RISK continued

Wholesale Banking

Within the Wholesale Banking business, a numerical grading system is used for quantifying the risk associated with a counterparty. The grading is based on a probability of default measure with customers analysed against a range of quantitative and qualitative measures. There is a clear segregation of duties with loan applications being prepared separately from the approval chain. Significant exposures are reviewed and approved centrally through a Group or Regional level Credit Committee. These Committees receive their authority and delegated responsibilities from the GRC.

Consumer Banking

For Consumer Banking, standard credit application forms are

generally used which are processed in central units using manual or automated approval processes as appropriate to the customer, the product or the market. As with Wholesale Banking, origination and approval roles are segregated.

Loan Portfolio

Loans and advances to customers have increased by 55 per cent during the year to $112.2 billion. Of this increase, SCFB accounts for $31.2 billion (28 per cent).

The Wholesale Banking portfolio is well diversified across both geography and industry, with no significant concentration to sub-industry classification levels under manufacturing, financing, insurance and business services, commerce or transport, storage and communication.

	20				
	Asia Paci				
	Hong Kong $m	Singapore $m	Malaysia $m	Korea $m	Oth As Paci
Loans to individuals					
Mortgages	12,051	4,129	2,532	22,522	9
Other	2,154	1,043	663	3,954	3,14
Small and medium enterprises	791	1,673	794	4,727	9
Consumer Banking	14,996	6,845	3,989	31,203	5,1
Agriculture, forestry and fishing	24	–	44	9	1
Construction	91	48	11	90	
Commerce	2,004	958	325	237	5
Electricity, gas and water	290	1	65	17	2
Financing, insurance and business services	1,425	925	589	1,135	1,0
Loans to governments	–	2,323	1,976	66	1
Mining and quarrying	24	11	8	19	14
Manufacturing	1,223	302	344	1,702	2,9
Commercial real estate	1,194	834	3	797	5
Transport, storage and communication	320	235	240	80	3
Other	50	85	49	750	
Wholesale Banking	6,645	5,722	3,654	4,902	6,1
Portfolio impairment provision	(57)	(26)	(30)	(68)	(1
Total loans and advances to customers	21,584	12,541	7,613	36,037	11,2
Total loans and advances to banks	5,688	2,431	173	3,222	2,2

	20				
	India $m	*Middle East & Other S Asia $m	Africa $m	Americas UK & Group Head Office $m	To
Loans to individuals					
Mortgages	1,469	132	88	152	44,0
Other	947	2,001	525	158	14,5
Small and medium enterprises	332	78	107	–	9,4
Consumer Banking	2,748	2,211	720	310	68,1
Agriculture, forestry					

and fishing	17	25	183	234	6
Construction	139	223	41	6	7
Commerce	392	1,324	420	819	7,0
Electricity, gas and water	49	180	12	664	1,5
Financing, insurance and business services	502	1,235	168	1,842	8,8
Loans to governments	–	70	7	331	4,8
Mining and quarrying	10	185	75	656	1,1
Manufacturing	1,019	1,210	402	2,186	11,3
Commercial real estate	61	5	13	18	3,4
Transport, storage and communication	108	452	174	1,477	3,3
Other	5	257	46	40	1,2
Wholesale Banking	2,302	5,166	1,541	8,273	44,3
Portfolio impairment provision	(33)	(29)	(10)	(7)	(3
Total loans and advances to customers	5,017	7,348	2,251	8,576	112,1
Total loans and advances to banks	238	1,255	313	7,426	22,9

* Middle East and Other S Asia includes the following amounts relating to the UAE: Consumer Banking, $915 million (2004, $832 million) Wholesale Banking $2,448 (2004, $2,300 million), total loans and advances to customers, $3,363 million (2004, $3,132 million), and total loans and advances to banks, $391 million (2004: $237 million).

RISK CONTINUED

					20
					Asia Paci
	Hong Kong $m	Singapore $m	Malaysia $m	Korea $m	Oth A Pac
Loans to individuals					
Mortgages	12,189	5,064	2,422	–	7
Other	2,097	651	488	194	2,9
Small and medium enterprises	731	1,622	578	–	2
Consumer Banking	15,017	7,337	3,488	194	3,8
Agriculture, forestry and fishing	–	26	55	–	[illegible]
Construction	154	27	6	–	[illegible]
Commerce	1,560	804	136	31	8
Electricity, gas and water	387	40	71	78	1
Financing, insurance and business services	1,914	1,608	554	41	7
Loans to governments	–	306	1,551	–	
Mining and quarrying	–	65	63	–	1
Manufacturing	1,343	423	269	316	2,1
Commercial real estate	984	721	2	–	3
Transport, storage and communication	366	280	128	134	1
Other	19	128	51	–	3
Wholesale Banking	6,727	4,428	2,886	600	5,1
General Provision					
Total loans and advances to customers	21,744	11,765	6,374	794	8,9
Total loans and advances to banks	2,852	2,072	349	1,646	1,7

					20
	India $m	#*Middle East & Other S Asia $m	Africa $m	Americas UK & Group Head Office $m	#To
Loans to individuals					
Mortgages	1,194	87	63	262	22,0
Other	1,201	1,928	431	102	10,0
Small and medium enterprises	230	42	76	–	3,4
Consumer Banking	2,625	2,057	570	364	35,4

Agriculture, forestry and fishing	15	19	171	314	6
Construction	105	239	46	4	6
Commerce	262	1,202	353	1,113	6,3
Electricity, gas and water	104	119	102	300	1,3
Financing, insurance and business services	497	1,362	47	2,268	9,0
Loans to governments	–	16	7	225	2,1
Mining and quarrying	1	149	95	1,032	1,5
Manufacturing	814	1,267	404	2,294	9,3
Commercial real estate	–	–	29	2	2,1
Transport, storage and communication	226	299	165	1,177	2,9
Other	43	243	24	86	9
Wholesale Banking	2,067	4,915	1,443	8,815	36,9
General Provision				(335)	(3
Total loans and advances to customers	4,692	6,972	2,013	8,844	72,1
Total loans and advances to banks	171	892	374	7,321	17,3

* Middle East and Other S Asia includes the following amounts relating to the UAE: Consumer Banking $915 million (2004: $832 million) Wholesale Banking $2,448 (2004: $2,300 million), total loans and advances to customers, $3,363 million (2004: $3,132 million), and total loans and advances to banks, $391 million (2004: $237 million).

A reclassification of $997 million from Other to Small and medium enterprises that was made at 30 June 2005 (31 December 2004: $951 million) has been reversed.

Maturity analysis

Approximately 47 per cent of the Group's loans and advances are short term having a contractual maturity of one year or less. The Wholesale Banking portfolio is predominately short term, with 75 per cent of loans and advances having a contractual maturity of one year or less. In Consumer Banking, 65 per cent of the portfolio is in the mortgage book, traditionally longer term in nature. Whilst the Other and SME loans in Consumer Banking have short contractual maturities, in the normal course of business they may be renewed and repaid over longer terms

	2005				2004			
	One year or less $m	One to five years $m	Over five years $m	Total $m	One year or less $m	One to five years $m	Over five years $m	Tota $n
Consumer Banking								
Mortgages	**4,756**	**9,598**	**29,717**	**44,071**	1,877	4,156	15,985	22,01ɛ
Other	**8,352**	**4,666**	**1,572**	**14,590**	5,718	3,880	403	10,00
SME	**5,883**	**1,687**	**1,921**	**9,491**	989	440	2,050	3,47
Total	**18,991**	**15,951**	**33,210**	**68,152**	8,584	8,476	18,438	35,49
Wholesale Banking	**33,450**	**7,246**	**3,696**	**44,392**	27,670	5,227	4,099	36,99
Portfolio impairment provision				**(367)**				(33
Loans and advances to customers	**52,441**	**23,197**	**36,906**	**112,177**	36,254	13,703	22,537	72,15

RISK continued

Problem Credit Management and Provisioning

Consumer Banking

An account is considered to be in default when payment is not received on the due date. Accounts that are overdue by more than 30 days (60 days for mortgages) are considered delinquent. These accounts are closely monitored and subject to a special collections process. Accounts that are overdue by more than 90 days are considered non-performing.

The process used for raising provisions is dependant on the product. For mortgages, individual provisions are generally raised at 150 days past due and for other secured products at 90 days past due based on the difference between the outstanding amount of the loan and the present value of the estimated future cash flows. For unsecured products individual provisions are raised, and loans are charged off at 150 days past due.

A portfolio impairment provision is held to cover the inherent risk of losses, which, although not identified, are known by experience to be present in the loan portfolio including performing loans and loans overdue. The provision is set with reference to past experience using flow rate methodology as well as taking account of judgemental factors such as the economic and business environment in our core markets, and the trends in a range of portfolio indicators.

The 2005 coverage ratio includes the Consumer Banking portfolio provisions upon adoption of IAS 39, whereas 2004 comparatives exclude the UK GAAP general provision.

					20
					Asia Paci
	Hong Kong $m	Singapore $m	Malaysia $m	Korea $m	Oth A Paci $
Loans and advances					
Gross non-performing	**81**	**117**	**171**	**856**	**1**
Individual impairment provision	**(22)**	**(31)**	**(63)**	**(310)**	**(**
Non-performing loans net of individual impairment provision	**59**	**86**	**108**	**546**	
Portfolio impairment provision					
Net non-performing loans and advances					
Cover ratio					

					20
	India $m	Middle East & Other S Asia $m	Africa $m	Americas UK & Group Head Office $m	To $
Loans and advances					
Gross non-performing	**53**	**22**	**17**	**29**	**1,4**
Individual impairment provision	**(13)**	**(16)**	**(9)**	**(3)**	**(5**
Non-performing loans net of individual impairment provision	**40**	**6**	**8**	**26**	**9**
Portfolio impairment provision					**(2**
Net non-performing loans and advances					**6**
Cover ratio					**56**

20

	Hong Kong $m	Singapore $m	Malaysia $m	Korea $m	Asia Paci… Oth… A… Pac… $…
Loans and advances					
Gross non-performing	72	146	181	–	[illegible]
Impairment provision	(32)	(24)	(28)	–	([illegible]
Interest in suspense	(1)	(4)	(24)	–	[illegible]
Net non-performing loans and advances	39	118	129	–	[illegible]
Cover ratio					

20…	India $m	Middle East & Other S Asia $m	Africa $m	Americas UK & Group Head Office $m	To… $…
Loans and advances					
Gross non-performing	42	42	24	46	6[illegible]
Impairment provision	(12)	(22)	(9)	(5)	(17[illegible]
Interest in suspense	(8)	(15)	(8)	(7)	([illegible]
Net non-performing loans and advances	22	5	7	34	3[illegible]
Cover ratio					39

* Middle East and other S Asia includes net non performing loans and advances net of individual impairment provision relating to the UAE of $nil (2004: $1 million).

RISK CONTINUED

Wholesale Banking

In Wholesale Banking, accounts or portfolios are placed on Early Alert when they display signs of weakness. Such accounts and portfolios are subject to a dedicated process with oversight involving senior Risk Officers and GSAM. Account plans are re-evaluated and remedial actions are agreed and monitored until complete. Remedial actions include, but are not limited to, exposure reduction, security enhancement, exit of the account or immediate movement of the account into the control of GSAM, the specialist recovery unit.

Loans are designated as impaired and considered non-performing as soon as payment of interest or principal is 90 days or more overdue or where recognised weakness implies that full payment of either interest or principal becomes questionable. Impaired accounts are managed by GSAM, which is independent of the main businesses of the Group. Where the principal, or a portion thereof, is considered uncollectible, an individual impairment provision is raised being the difference between the loan carrying amount and the present value of estimated future cash flows. In any decision relating to the raising of provisions, the Group attempts to balance economic conditions, local knowledge and experience and the results of independent asset reviews.

Where it is considered that there is no realistic prospect of recovering an element of an account against which an impairment provision has been raised, then that amount will be written off.

A portfolio impairment provision is held to cover the inherent risk of losses, which, although not identified, are known by experience to be present in any loan portfolio. The provision is not held to cover losses arising from future events. In Wholesale Banking, the portfolio impairment provision is set with reference to past experience using expected loss and judgemental factors such as the economic environment and the trends in key portfolio indicators.

The following tables set out the total non-performing portfolio in Wholesale Banking:

20…	Hong Kong $m	Singapore $m	Malaysia $m	Korea $m	Asia Paci… Oth… A… Paci… $…
Loans and advances					
Gross non-performing	**355**	**125**	**36**	**156**	**1[illegible]**
Individual Impairment provision	**(257)**	**(109)**	**(33)**	**(51)**	**(11[illegible]**
Non-performing loans and advances net of individual impairment					

provision	98	16	3	105	
Portfolio impairment provision					
Net non-performing loans and advances					

					20
	India $m	*Middle East & Other S Asia $m	Africa $m	Americas UK & Group Head Office $m	To
Loans and advances					
Gross non-performing	83	60	89	210	1,2
Individual Impairment provision	(27)	(48)	(51)	(164)	(8
Non-performing loans and advances net of individual impairment provision	56	12	38	46	3
Portfolio impairment provision					(
Net non-performing loans and advances					2

					20
					Asia Paci
	Hong Kong $m	Singapore $m	Malaysia $m	Korea $m	Oth A Pac
Loans and advances					
Gross non-performing	409	185	117	1	5
Impairment provision	(257)	(89)	(68)	(1)	(2
Interest in suspense	(92)	(56)	(35)	–	(
Net non-performing loans and advances					

					20
	India $m	*Middle East & Other S Asia $m	Africa $m	Americas UK & Group Head Office $m	To
Loans and advances					
Gross non-performing	68	175	104	674	2,2
Impairment provision	(29)	(100)	(46)	(435)	(1,2
Interest in suspense	(26)	(68)	(42)	(127)	(5
Net non-performing loans and advances					5

* Middle East and other S Asia includes net non performing loans and advances net of individual impairment provision relating to the UAE of $nil (2004: $5 million).

RISK CONTINUED

WHOLESALE BANKING COVER RATIO

At 76 per cent, the Wholesale Banking non-performing portfolio is well covered. The balance uncovered by impairment provision represents the value of collateral held and/or the Group's estimate of the net value of any work-out strategy.

The cover ratio as at December 2004 shown below was calculated on a UK GAAP basis which included interest in suspense as part of the cover. The non-performing loans recorded below under Standard Chartered Nakornthon Bank (SCNB) are excluded from the cover ratio calculation as they were the subject of a Loan Management Agreement (LMA) with a Thai Government Agency. Claims under the LMA were settled in the first half of 2005 and accordingly the balances reported under SCNB have reduced to nil in the 2005 table below.

		2005	
	Total $m	SCNB (LMA) $m	Total ex LM $
Loans and advances – Gross non-performing	1,247	–	1,24
Impairment provision	(948)	–	(94
Net non-performing loans and advances	299	–	29

Cover ratio	76[illegible]

	2004		
	Total $m	SCNB (LMA) $m	Total ex[illegible] LM[illegible] $[illegible]
Loans and advances – Gross non-performing	2,290	351	1,93[illegible]
Impairment provision	(1,280)	(115)	(1,16[illegible]
Interest in suspense	(500)	–	(50[illegible]
Net non-performing loans and advances	510	236	27[illegible]
Cover ratio			86[illegible]

Movement in Group Individual Impairment Provision

The following tables set out the movements in the Group's total individual impairment provisions against loans and advances:

	20[illegible]				
					Asia Pac[illegible]
	Hong Kong $m	Singapore $m	Malaysia $m	Korea $m	Oth[illegible] As[illegible] Paci[illegible] $[illegible]
Provisions held at 1 January 2005	289	113	96	1	3[illegible]
Adjusted for adoption of IAS 39	5	6	31	–	[illegible]
Restated provision held at 1 January 2005	294	119	127	1	3[illegible]
Exchange translation differences	(7)	(2)	1	4	[illegible]
Amounts written off	(156)	(30)	(58)	(21)	(2[illegible]
Recoveries of amounts previously written off	49	6	11	5	[illegible]
Acquisitions	–	–	–	352	
Discount unwind	(3)	(3)	(4)	(28)	[illegible]
Other	1	–	–	–	[illegible]
New provisions	165	92	62	57	1[illegible]
Recoveries/provisions no longer required	(64)	(42)	(43)	(9)	(1[illegible]
Net charge against/(credit) to profit	101	50	19	48	[illegible]
Provisions held at 31 December 2005	279	140	96	361	1[illegible]

	20[illegible]				
	India $m	*Middle East & Other S Asia $m	Africa $ m	Americas UK & Group Head Office $m	To[illegible] $[illegible]
Provisions held at 1 January 2005	41	122	55	440	1,4[illegible]
Adjusted for adoption of IAS 39	2	3	9	17	[illegible]
Restated provision held at 1 January 2005	43	125	64	457	1,5[illegible]
Exchange translation differences	(1)	5	(4)	(13)	(2[illegible]
Amounts written off	(66)	(70)	(43)	(223)	(87[illegible]
Recoveries of amounts previously written off	21	14	4	7	1[illegible]
Acquisitions	–	–	–	–	3[illegible]
Discount unwind	(1)	–	(2)	(5)	(4[illegible]
Other	(1)	1	(2)	3	[illegible]
New provisions	105	48	60	12	7[illegible]
Recoveries/provisions no longer required	(60)	(59)	(17)	(71)	(4[illegible]
Net charge against/(credit) to profit	45	(11)	43	(59)	2[illegible]
Provisions held at 31 December 2005	40	64	60	167	1,3[illegible]

* Middle East and Other S Asia provisions at 31 December 2005 includes $26 million (2004: $42 million) relating to the UAE.

RISK CONTINUED

					20
					Asia Paci
	Hong Kong $m	Singapore $m	Malaysia $m	Korea $m	Ot A: Pac
Provisions held at 1 January 2004	268	123	144	–	3
Exchange translation differences	–	3	–	–	
Acquisitions	–	–	–	–	:
Amounts written off	(154)	(62)	(63)	–	(1
Recoveries of amounts previously written off	29	7	10	–	·
Other	4	–	(2)	–	(
New provision	207	60	36	1	
Recoveries/provisions no longer required	(65)	(18)	(29)	–	(
Net charge against/(credit) to profit	142	42	7	1	
Provisions held at 31 December 2004	289	113	96	1	3

					20
	India $m	*Middle East & Other S Asia $m	Africa $m	Americas UK & Group Head Office $m	To $
Provisions held at 1 January 2004	55	158	58	465	1,6
Exchange translation differences	2	(4)	2	8	
Acquisitions	–	–	–	–	:
Amounts written off	(65)	(42)	(21)	(58)	(6
Recoveries of amounts previously written off	24	7	4	2	
Other	(1)	(5)	–	38	(
New provision	106	43	27	35	6
Recoveries/provisions no longer required	(80)	(35)	(15)	(50)	(34
Net charge against/(credit) to profit	26	8	12	(15)	2
Provisions held at 31 December 2004	41	122	55	440	1,4

Country Risk

Country Risk is the risk that a counterparty is unable to meet its contractual obligations as a result of adverse economic conditions or actions taken by governments in the relevant country.

The GRC approves country risk and delegates the setting and management of country limits to the Group Head, Credit and Country Risk.

The business and country Chief Executive Officers manage exposures within these limits and policies. Countries designated as higher risk are subject to increased central monitoring. Cross border assets comprise loans and advances, interest bearing deposits with other banks, trade and other bills, acceptances, amounts receivable under finance leases, certificates of deposit and other negotiable paper and investment securities where the counterparty is resident in a country other than that where the cross border assets are recorded. Cross border assets also include exposures to local residents denominated in currencies other than the local currency.

The following table, based on the Bank of England Cross Border Reporting (CE) guidelines, shows the Group's cross border assets including acceptances where they exceed one per cent of the Group's total assets.

	2005				2004			
	Public sector $m	Banks $m	Other $m	Total $m	Public sector $m	Banks $m	Other $m	Tot $
USA	**1,227**	**555**	**2,505**	**4,287**	824	745	2,660	4,22
Korea	**13**	**1,476**	**2,006**	**3,495**	47	1,258	698	2,00
Hong Kong	**1**	**311**	**2,776**	**3,088**	4	199	2,719	2,92
France	**159**	**2,550**	**155**	**2,864**	149	1,243	183	1,57
China	**63**	**982**	**1,405**	**2,450**	101	686	902	1,68
India	**1**	**949**	**1,456**	**2,406**	74	1,132	867	2,07
Singapore	**–**	**326**	**1,945**	**2,271**	–	325	1,939	2,26
Netherlands	**–**	**–**	**–**	**–**	–	2,639	406	3,04

RISK CONTINUED

Market Risk

The Group recognises market risk as the exposure created by potential changes in market prices and rates. The Group is exposed to market risk arising principally from customer driven transactions.

Market Risk is governed by the GRC, which agrees policies and levels of risk appetite in terms of Value at Risk (VaR). The Group Market Risk Committee (GMR) provides market risk oversight and guidance on policy setting. Policies cover the trading book of the Group and also market risks within the banking book. Trading and Banking books are defined as per the Financial Services Authority (FSA) Handbook IPRU (Bank). Limits by location and portfolio are proposed by the businesses within the terms of agreed policy. GMR approves the limits within delegated authorities and monitors exposures against these limits.

GMR complements the VaR measurement by regularly stress testing market risk exposures to highlight potential risk that may arise from extreme market events that are rare but plausible. In addition, VaR models are back tested against actual results to ensure pre-determined levels of accuracy are maintained.

Additional limits are placed on specific instruments and currency concentrations where appropriate. Sensitivity measures are used in addition to VaR as risk management tools. Option risks are controlled through revaluation limits on currency and volatility shifts, limits on volatility risk by currency pair and other underlying variables that determine the options' value.

Value at Risk

The Group uses historic simulation to measure VaR on all market risk related activities.

The total VaR for trading and banking books combined at 31 December 2005 was $10.8 million (31 December 2004: $15.4 million).

Interest rate related VaR was $10.3 million (31 December 2004: $15.6 million) and foreign exchange related VaR was $1.1 million (31 December 2004: $3.0 million).

The average total VaR for trading and banking books during the year to 31 December 2005 was $12.4 million (31 December 2004: $15.8 million) with a maximum exposure of $20.6 million.

VaR for interest rate risk in the banking books of the Group totalled $9.2 million at 31 December 2005 (31 December 2004: $16.7 million).

The Group has no significant trading exposure to equity or commodity price risk.

The average daily income earned from market risk related activities was $4.1 million, compared with $3.8 million during 2004.

SHAPE * MERGEFORMAT FOREIGN EXCHANGE EXPOSURE

The Group's foreign exchange exposures comprise trading and banking foreign currency translation exposures and structural currency exposures in net investments in non US dollar units.

Foreign exchange trading exposures are principally derived from customer driven transactions. The average daily income from foreign exchange trading businesses during 2005 was $2.0 million (2004: $1.6 million).

INTEREST RATE EXPOSURE

The Group's interest rate exposures comprise trading exposures and non-trading interest rate exposures.

Structural interest rate risk arises from the differing re-pricing characteristics of commercial banking assets and liabilities.

The average daily income from interest rate trading businesses during 2005 was $2.1million (2004: $2.2 million).

DERIVATIVES

Derivatives are contracts whose characteristics and value derive from underlying financial instruments, interest and exchange rates or indices. They include futures, forwards, swaps and options transactions in the foreign exchange, credit and interest rate markets. Derivatives are an important risk management tool for banks and their customers because they can be used to manage the risk of price, interest rate and exchange rate movements.

The Group's derivative transactions are principally in instruments where the mark-to-market values are readily determinable by reference to independent prices and valuation quotes or by using standard industry pricing models.

The Group enters into derivative contracts in the normal course of business to meet customer requirements and to manage its own exposure to fluctuations in interest, credit and exchange rates.

Derivatives are carried at fair value and shown in the balance sheet as separate totals of assets and liabilities. Recognition of fair value gains and losses depends on whether the derivatives are classified as trading or for hedging purposes.

The Group applies a future exposure methodology to manage counterparty credit exposure associated with derivative transactions.

RISK CONTINUED

Hedging

In accounting terms, hedges are classified into three typical types: fair value hedges, where fixed rates of interest or foreign exchange are exchanged for floating rates; cash flow hedges, where variable rates of interest or foreign exchange are exchanged for fixed rates, and hedges of net investments in overseas operations translated to the parent company's functional currency, US dollars.

The Group uses futures, forwards, swaps and options transactions in the foreign exchange and interest rate markets to hedge risk.

The Group occasionally hedges the value of its foreign currency denominated investments in subsidiaries and branches. Hedges may be taken where there is a risk of a significant exchange rate movement but, in general, management believes that the Group's reserves are sufficient to absorb any foreseeable adverse currency depreciation.

The effect of exchange rate movements on the capital risk asset ratio is mitigated by the fact that both the net asset value of these investments and the risk weighted value of assets and contingent liabilities follow substantially the same exchange rate movements.

Liquidity Risk

The Group defines liquidity risk as the risk that the bank either does not have sufficient financial resources available to meet all its obligations and commitments as they fall due, or can access them only at excessive cost.

It is the policy of the Group to maintain adequate liquidity at all times, in all geographical locations and for all currencies. Hence the Group is in a position to meet all obligations, to repay depositors, to fulfil commitments to lend and to meet any other commitments made.

Liquidity risk management is governed by GALCO, which is chaired by the Group Finance Director and with authority derived from the Board. GALCO is responsible for both statutory and prudential liquidity. These responsibilities are managed through the provision of authorities, policies and procedures that are co-ordinated by the Liquidity Management Committee (LMC) with regional and country Asset and Liability Committees (ALCO).

Due to the diversified nature of the Group's business, the Group's policy is that liquidity is more effectively managed locally, in-country. Each Country ALCO is responsible for ensuring that the country is self-sufficient and is able to meet all its obligations to make payments as they fall due. The Country ALCO has primary responsibility for compliance with regulations and Group policy and maintaining a Country Liquidity Crisis Contingency Plan.

A substantial portion of the Group's assets are funded by customer deposits made up of current and savings accounts and other deposits. These customer deposits, which are widely diversified by type and maturity, represent a stable source of funds. Lending is normally funded by liabilities in the same currency.

The Group also maintains significant levels of marketable securities either for compliance with local statutory requirements or as prudential investments of surplus funds.

The GALCO also oversees the structural foreign exchange and interest rate exposures that arise within the Group. These responsibilities are managed through the provision of authorities, policies and procedures that are co-ordinated by the Capital Management Committee. Policies and guidelines for the maintenance of capital ratio levels are approved by GALCO. Compliance with Group ratios are monitored centrally by Group Corporate Treasury while local requirements are monitored by the local ALCO.

Policies and guidelines for the setting and maintenance of capital ratio levels are also delegated by GALCO. Group ratios are monitored centrally by Group Corporate Treasury, while local requirements are monitored by the local ALCO.

Operational Risk

Operational risk is the risk of direct or indirect loss due to an event or action resulting from the failure of technology, processes, infrastructure, personnel and other risks having an operational impact. The Group seeks to ensure that key operational risks are managed in a timely and effective manner through a framework of policies, procedures and tools to identify, assess, monitor, control, and report such risks.

The Group Operational Risk Committee (GORC) has been established to supervise and direct the management of operational risks across the Group. GORC is also responsible for ensuring adequate and appropriate policies and procedures are in place for the identification, assessment, monitoring, control and reporting of operational risks.

An independent Group operational risk function is responsible for establishing and maintaining the overall operational risk framework, and for monitoring the Group's key operational risk exposures. This unit is supported by Wholesale Banking and

Consumer Banking Operational Risk units. They are responsible for ensuring compliance with policies and procedures in the business, monitoring key operational risk exposures, and the provision of guidance to the respective business areas on operational risk.

Compliance with operational risk policies and procedures is the responsibility of all managers. Every country operates a Country Operational Risk Group (CORG). The CORG has in-country governance responsibility for ensuring that an appropriate and robust risk management framework is in place to monitor and manage operational risk.

Compliance and Regulatory Risk
Compliance and Regulatory risk includes the risk of non-compliance with regulatory requirements in a country in which the Group operates. The Group Compliance and Regulatory Risk function is responsible for establishing and maintaining an appropriate framework of Group compliance policies and procedures. Compliance with such policies and procedures is the responsibility of all managers.

Legal Risk
Legal risk is the risk of unexpected loss, including reputational loss, arising from defective transactions or contracts, claims being made or some other event resulting in a liability or other loss for the Group, failure to protect the title to and ability to control the rights to assets of the Group (including intellectual property rights), changes in the law, or jurisdictional risk. The Group manages legal risk through the Group Legal Risk Committee, Legal Risk policies and procedures and effective use of its internal and external lawyers.

RISK **continued**

Reputational Risk
Reputational Risk is the risk of failing to meet the standards of performance or behaviour required or expected by stakeholders in commercial activities or the way in which business is conducted. Reputational Risks arise as a result of poor management of problems occurring in one or more of the primary banking risk areas (Credit, Market, Operational risk areas) and/or from Social, Ethical or Environmental Risk issues. All members of staff have a responsibility for maintaining the Group's reputation.

The Group manages reputational risk through the Group Reputational Risk Committee, which reports to the GRC, and through Country Management Committees. Wholesale Banking has a specialised Reputational Risk Committee which reviews individual transactions. In Consumer Banking, potential reputational risks resulting from transactions or products are reviewed by the Product and Reputational Risk Committee.

Independent Monitoring
Group Internal Audit is an independent Group function that reports to the Group Chief Executive and the ARC. Group Internal Audit provides independent confirmation that Group and business standards, policies and procedures are being complied with. Where necessary, corrective action is recommended.

CAPITAL

The Group Asset and Liability Committee targets Tier 1 and Total capital ratios of 7-9 per cent and 12-14 per cent respectively.

	2005 $m	*2004 $m
Tier 1 capital:		
Called up ordinary share capital and preference shares	**5,982**	3,818
Eligible reserves	**6,151**	4,617
Minority interests	**115**	111
Innovative Tier 1 securities	**1,542**	1,246
Less: Restriction on innovative Tier 1 securities	**(83)**	(68)
Goodwill and other intangible assets	**(4,321)**	(1,900)
Unconsolidated associated companies	**186**	30
Other regulatory adjustments	**153**	110
Total Tier 1 capital	**9,725**	7,964
Tier 2 capital:		
Eligible revaluation reserves	**195**	–
Portfolio impairment provision (2004, general provision)	**368**	335
Qualifying subordinated liabilities:		
Perpetual subordinated debt	**3,128**	1,961
Other eligible subordinated debt	**4,169**	3,525
Less: Amortisation of qualifying subordinated liabilities	**(229)**	–
Restricted innovative Tier 1 securities	**83**	68
Total Tier 2 capital	**7,714**	5,889
Investments in other banks	**(148)**	(33)
Other deductions	**(173)**	(34)
Total capital base	**17,118**	13,786
Banking book:		
Risk weighted assets	**99,378**	69,438
Risk weighted contingents	**16,274**	14,847
	115,652	84,285
Trading book:		
Market risks	**6,701**	4,608
Counterparty/settlement risk	**3,571**	3,231
Total risk weighted assets and contingents	**125,924**	92,124
Capital ratios:		
Tier 1 capital	**7.7%**	8.6%
Total capital	**13.6%**	15.0%

* As previously reported under UK GAAP

Consolidated Income Statement

For the year ended 31 December 2005

	Notes	Excluding SCFB $million	SCFB acquisition $million	2005 $million	200[illegible] $millio[illegible]
Interest income		6,938	1,812	**8,750**	5,31[illegible]
Interest expense		(3,384)	(1,031)	**(4,415)**	(2,13[illegible]
Net interest income		3,554	781	**4,335**	3,18[illegible]
Fees and commission income		1,724	116	**1,840**	1,614
Fees and commission expense		(258)	(87)	**(345)**	(282
Net trading income		746	23	**769**	651
Other operating income		236	26	**262**	217
		2,448	78	**2,526**	2,20[illegible]
Operating income		6,002	859	**6,861**	5,38[illegible]
Staff costs		(1,834)	(311)	**(2,145)**	(1,559
Premises costs		(321)	(42)	**(363)**	(321
General administrative expenses		(861)	(159)	**(1,020)**	(731
Depreciation and amortisation		(216)	(67)	**(283)**	(238
Operating expenses		(3,232)	(579)	**(3,811)**	(2,84[illegible]
Operating profit before impairment losses and taxation		2,770	280	**3,050**	2,53[illegible]
Impairment losses on loans and advances and other					

credit risk provisions		(266)	(53)	**(319)**	(214
Other impairment		(50)	–	**(50)**	(68
Profit before taxation		2,454	227	**2,681**	2,251
Taxation	3	(657)	(53)	**(710)**	(630
Profit for the year		1,797	174	**1,971**	1,621

Profit attributable to:			
Minority interests		**25**	43
Parent company's shareholders		**1,946**	1,578
Profit for the year		**1,971**	1,621
Basic earnings per ordinary share	5	**148.5c**	129.6c
Diluted earnings per ordinary share	5	**146.9c**	127.4c

Paid and proposed dividends per ordinary share:	**Cents**	Cents
Interim paid	**18.94**	17.06
Final proposed*	**45.06**	40.44
	64.00	57.50

	$million	$million
Interim dividend	**248**	201
Final proposed dividend*	**595**	524
	843	725

* The final dividend will be accounted for in 2006 as explained in note 4.

As more fully explained in note 12, financial instrument accounting is determined on different bases in 2005 and 2004 due to the transitional provisions of IAS 32 and 39.

Consolidated Balance Sheet
As at 31 December 2005

	Notes	2005 $million	200 $millio
Assets			
Cash and balances at central banks		**8,012**	3,96
Financial assets held at fair value through profit or loss		**10,333**	4,74
Derivative financial instruments		**9,370**	-
Loans and advances to banks		**21,701**	16,68
Loans and advances to customers		**111,791**	72,01
Investment securities		**37,863**	33,61
Interests in associates		**128**	-
Goodwill and intangible assets		**4,321**	2,35
Property, plant and equipment		**1,644**	55
Deferred tax assets		**498**	31
Other assets		**7,163**	11,59
Prepayments and accrued income		**2,272**	1,28
Total assets		**215,096**	147,12
Liabilities			
Deposits by banks		**18,834**	15,16
Customer accounts		**119,931**	85,09
Financial liabilities at fair value through profit or loss		**6,293**	2,39
Derivative financial instruments		**9,864**	-
Debt securities in issue		**25,913**	11,00
Current tax liabilities		**283**	29
Other liabilities		**8,446**	14,78
Accruals and deferred income		**2,319**	1,32
Provisions for liabilities and charges			

	55	6
Retirement benefit obligations	476	16!
Subordinated liabilities and other borrowed funds	10,349	6,76:
Total liabilities	**202,763**	137,05!
Equity		
Share capital and share premium	5,638	3,80:
Reserves and retained earnings	6,244	5,30:
Total parent company shareholders' equity	11,882	9,10!
Minority interests	451	96.
Total equity	**12,333**	10,06!
Total equity and liabilities	**215,096**	147,12.

As more fully explained in note 12, financial instrument accounting is determined on different bases in 2005 and 2004 due to the transitional provisions of IAS 32 and 39.

Consolidated Statement of Recognised Income and Expenses
For the year ended 31 December 2005

	Notes	2005 $million	2004 $million
Exchange differences on translation of foreign operations		(90)	96
Actuarial losses on retirement benefits		(150)	(5)
Available for sale investments:			
Valuation gains taken to equity		7	–
Transferred to income on disposal/redemption		(107)	–
Cash flow hedges:			
Losses taken to equity		(65)	–
Gains transferred to income for the year		(20)	–
Deferred tax on items recognised directly in equity		141	1
Other		1	23
		(283)	115
Profit for the year		1,971	1,621
Total recognised income and expenses for the year		**1,688**	1,736
Effect of change in accounting policy			
Effect of adopting IAS 32 and 39 on 1 January 2005:			
Available for sale reserve		73	
Cash flow hedge reserve		42	
Retained earnings		(36)	
		151	
		1,839	
Attributable to:			
Parent company shareholders		1,814	1,693
Minority interests		25	43
		1,839	1,736

As more fully explained in note 12, financial instrument accounting is determined on different bases in 2005 and 2004 due to the transitional provisions of IAS 32 and 39.

Consolidated Cash Flow Statement
For the year ended 31 December 2005

	2005 $million	2004 $million
Cash flow from operating activities		
Profit before taxation	2,681	2,251
Adjustment for items not involving cash flow or shown separately		
Depreciation and amortisation of premises, plant and equipment	250	238

Gain on disposal of property plant and equipment	**1**	(4)
Gain on disposal of investment securities	**(107)**	(164)
Amortisation of investments	**18**	(41)
Loan impairment losses	**319**	214
Other impairment	**50**	68
Assets written off, net of recoveries	**(718)**	(504)
Increase in accruals and deferred income	**952**	80
Increase in prepayments and accrued income	**(1,248)**	(164)
Net increase/(decrease) in mark to market adjustment	**939**	(259)
Interest paid on subordinated loan capital	**274**	338
UK and overseas taxes paid	**(611)**	(573)
Net increase in treasury bills and other eligible bills	**(686)**	(78)
Net increase in loans and advances to banks and customers	**(5,730)**	(11,999)
Net increase in deposits from banks, customer accounts/debt securities in issue	**18,996**	15,004
Net increase in dealing securities	**(1,494)**	(2,118)
Net (decrease)/increase in other accounts	**(4,082)**	2,730
Net cash from operating activities	**9,804**	5,019
Net cash flows from investing activities		
Purchase of property plant and equipment	**(135)**	(240)
Acquisition of investment in subsidiaries, net of cash acquired	**(1,093)**	(333)
Acquisition of treasury bills	**(13,443)**	(9,188)
Acquisition of debt securities	**(33,655)**	(75,353)
Acquisition of equity shares	**(658)**	(121)
Disposal of subsidiaries, associated undertakings and branches	**–**	6
Disposal of property plant and equipment	**8**	51
Disposal and maturity of treasury bills	**12,599**	10,778
Disposal and maturity of debt securities	**35,748**	71,482
Disposal of equity shares	**351**	356
Net cash used in investing activities	**(278)**	(2,562)
Net cash (outflow)/inflow from financing activities		
Issue of ordinary share capital	**2,000**	17
Purchase of own shares, net of exercise, for share option awards	**150**	(95)
Interest paid on subordinated loan capital	**(274)**	(338)
Gross proceeds from issue of subordinated loan capital	**3,874**	499
Repayment of subordinated liabilities	**(1,026)**	(25)
Dividends and payments to minority interests and preference shareholders	**(173)**	(75)
Dividends paid to ordinary shareholders	**(685)**	(587)
Net cash from/(used in) financing activities	**3,866**	(604)
Net increase in cash and cash equivalents	**13,392**	1,853
Cash and cash equivalents at beginning of year	**22,112**	20,202
Effect of exchange rate changed on cash and cash equivalents	**(278)**	57
Cash and cash equivalents at end of year (note 6)	**35,226**	22,112

END

Close

Regulatory Announcement

Go to market news section

Free annual report

Company	Standard Chartered PLC
TIDM	STAN
Headline	Director/PDMR Shareholding
Released	16:30 07-Mar-06
Number	4437Z

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R (1).

1. Name of the *issuer*
Standard Chartered PLC

2. State whether the notification relates to:
(i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or
(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)
This notification relates to a transaction notified in accordance with both DR 3.1.4R(1)(a) and DR 3.1.4 (R) (1) (b)

3. Name of *person discharging managerial responsibilities/director*
Mervyn Davies

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*
N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest
This notification is made in respect of a holding of the person referred to in 3. above.

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*
Ordinary shares of US$0.50 each fully paid

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them
Mervyn Davies

8 State the nature of the transaction
(i) Vesting of shares previously conditionally awarded under the Company's Deferred Bonus Plan (adjusted in respect of dividends thereon) and part sale of shares
(ii) Exercise of awards under the Company's Performance Share Plan and sale of resulting shares
(iii) Exercise of an option over shares granted under the Company's Executive Share Option Scheme

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired
(i) 52,068
(ii) 76,784 and 86,893
(iii) 60,483
Total: 276,228

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)
0.021%

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed
(i)21,423
(ii) 76,784 and 86,893
(iii) N/A
Total: 185,100

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)
0.014%

13. Price per *share* or value of transaction
Purchase prices:
(i) nil
(ii) nil
(iii) 620p
Sale price:1513.58p

14. Date and place of transaction
6 March 2006

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)
200,419 (0.015%)

16. Date issuer informed of transaction
6 March 2006

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant
N/A

18. Period during which or date on which it can be exercised
N/A

19. Total amount paid (if any) for grant of the option
N/A

20. Description of *shares* or debentures involved (*class* and number)
N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
N/A

22. Total number of *shares* or debentures over which options held following notification
N/A

23. Any additional information
NONE

24. Name of contact and telephone number for queries
Sarah Williams 020 7280 6123

Name and signature of duly authorised officer of *issuer* responsible for making notification
Terry Skippen, Assistant Group Secretary

Date of notification
7 March 2006
END

Close

Regulatory Announcement

Go to market news section

Free annual report

Company	Standard Chartered PLC
TIDM	STAN
Headline	Director/PDMR Shareholding
Released	16:31 07-Mar-06
Number	4439Z

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R (1).

1. Name of the *issuer*
Standard Chartered PLC

2. State whether the notification relates to:
(i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or
(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)
This notification relates to a transaction notified in accordance with both DR 3.1.4R(1)(a) and DR 3.1.4 (R) (1) (b)

3. Name of *person discharging managerial responsibilities/director*
Bryan Sanderson

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*
N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest
This notification is made in respect of a holding of the person referred to in 3. above.

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*
Ordinary shares of US$0.50 each fully paid

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them
Barclays Share Nominees Limited

8 State the nature of the transaction
Vesting of shares previously conditionally awarded under the Company's Deferred Bonus Plan (adjusted in respect of dividends thereon)

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired
26,297

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)
0.002%

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed
N/A

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)
N/A

13. Price per *share* or value of transaction
Purchase price: nil

14. Date and place of transaction
6 March 2006

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)
189,904 (0.014%)

16. Date issuer informed of transaction
6 March 2006

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant
N/A

18. Period during which or date on which it can be exercised
N/A

19. Total amount paid (if any) for grant of the option
N/A

20. Description of *shares* or debentures involved (*class* and number)
N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
N/A

22. Total number of *shares* or debentures over which options held following notification
N/A

23. Any additional information
NONE

24. Name of contact and telephone number for queries
Sarah Williams 020 7280 6123

Name and signature of duly authorised officer of *issuer* responsible for making notification
Terry Skippen, Assistant Group Secretary

Date of notification
7 March 2006
END

Close

Regulatory Announcement

Go to market news section

Free annual report

Company	Standard Chartered PLC
TIDM	STAN
Headline	Director/PDMR Shareholding
Released	16:35 07-Mar-06
Number	4441Z

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R (1).

1. Name of the *issuer*
Standard Chartered PLC

2. State whether the notification relates to:
(i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or
(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)
This notification relates to a transaction notified in accordance with both DR 3.1.4R(1)(a) and DR 3.1.4 (R) (1) (b)

3. Name of *person discharging managerial responsibilities/director*
Peter Sands

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*
N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest
This notification is made in respect of a holding of the person referred to in 3. above.

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*
Ordinary shares of US$0.50 each fully paid

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them
Peter Sands

8 State the nature of the transaction
(i) Vesting of shares previously conditionally awarded under the Company's Deferred Bonus Plan (adjusted in respect of dividends thereon) and sale of resulting shares
(ii) Exercise of an award under the Company's Performance Share Plan and part sale of shares

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired
(i) 31,241
(ii) 65,170
Total: 96,411

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)
0.007%

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed
(i) 31,241
(ii) 50,170
Total: 81,411

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)
0.006%

13. Price per *share* or value of transaction
Purchase prices (pence):
(i) nil
(ii) nil
Sale price (pence): 1513.58

14. Date and place of transaction
6 March 2006

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)
30,641 (0.0023%)

16. Date issuer informed of transaction
6 March 2006

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant
N/A

18. Period during which or date on which it can be exercised
N/A

19. Total amount paid (if any) for grant of the option
N/A

20. Description of *shares* or debentures involved (*class* and number)
N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
N/A

22. Total number of *shares* or debentures over which options held following notification
N/A

23. Any additional information
NONE

24. Name of contact and telephone number for queries
Sarah Williams 020 7280 6123

Name and signature of duly authorised officer of *issuer* responsible for making notification
Terry Skippen, Assistant Group Secretary

Date of notification
7 March 2006

END

Close

Regulatory Announcement

Go to market news section

Free annual report

Company	Standard Chartered PLC
TIDM	STAN
Headline	Director/PDMR Shareholding
Released	17:26 07-Mar-06
Number	4527Z

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R (1).

1. Name of the *issuer*
Standard Chartered PLC

2. State whether the notification relates to:
(i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or
(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)
This notification relates to a transaction notified in accordance with both DR 3.1.4R(1)(a) and DR 3.1.4(R)(1)(b)

3. Name of *person discharging managerial responsibilities/director*
Mervyn Davies, Mike DeNoma, Richard Meddings, Kai Nargolwala, Peter Sands, Gareth Bullock, Tim Miller, Jaspal Bindra and David Edwards

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*
Technical interest of those named in 3. above

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest
This notification is made in respect of a technical interest of the directors and persons discharging managerial responsibilities referred to in 3. above.

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*
Ordinary shares of US$0.50 each fully paid

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them
Bedell Cristin Trustees Limited

8 State the nature of the transaction
Purchase of shares for the Standard Chartered 2004 Employee Benefit Trust (the "Trust") to be used in 2007 to satisfy awards made under the Standard Chartered 2004 Deferred Bonus Plan which include the following awards to those named in 3. above

Mervyn Davies	34,884
Mike DeNoma	17,442
Richard Meddings	16,897
Kai Nargolwala	17,442
Peter Sands	22,893
Gareth Bullock	13,627

Tim Miller	12,537
Jaspal Bindra	4,625
David Edwards	4,369

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired
301,952

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)
0.011%

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed
N/A

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)
N/A

13. Price per *share* or value of transaction
1513.58p

14. Date and place of transaction
6 March 2006

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)
311,575 (0.024%)

16. Date issuer informed of transaction
7 March 2006

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant
N/A

18. Period during which or date on which it can be exercised
N/A

19. Total amount paid (if any) for grant of the option
N/A

20. Description of *shares* or debentures involved (*class* and number)
N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
N/A

22. Total number of *shares* or debentures over which options held following notification
N/A

23. Any additional information
NONE

24. Name of contact and telephone number for queries
Sarah Williams 020 7280 6123

Name and signature of duly authorised officer of *issuer* responsible for making notification
Terry Skippen, Assistant Group Secretary

Date of notification
7 March 2006
END

Close

Regulatory Announcement

Go to market news section

Free annual report

Company	Standard Chartered PLC
TIDM	STAN
Headline	Director/PDMR Shareholding
Released	16:49 07-Mar-06
Number	4475Z

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R (1).

1. Name of the *issuer*
Standard Chartered PLC

2. State whether the notification relates to:
(i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or
(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)
This notification relates to a transaction notified in accordance with DR 3.1.4R(1)(a)

3. Name of *person discharging managerial responsibilities/director*
Jaspal Bindra

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*
N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest
This notification is made in respect of a holding of the person referred to in 3. above.

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*
Ordinary shares of US$0.50 each fully paid

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them
Jaspal Bindra

8 State the nature of the transaction
(i) Vesting of shares previously conditionally awarded under the Company's Deferred Bonus Plan (adjusted in respect of dividends thereon) and sale of resulting shares
(ii) Exercise of awards under the Company's Restricted Share Scheme and sale of resulting shares

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired
(i) 5,522
(ii) 4,031 and 5,121 and 7,241
Total: 21,915

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)
0.0017%

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed
(i) 5,522
(ii) 4,031 and 5,121 and 7,241
Total: 21,915

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)
0.0017%

13. Price per *share* or value of transaction
Purchase price: nil
Sale price: 1513.58p

14. Date and place of transaction
6 March 2006

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)
nil

16. Date issuer informed of transaction
6 March 2006

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant
N/A

18. Period during which or date on which it can be exercised
N/A

19. Total amount paid (if any) for grant of the option
N/A

20. Description of *shares* or debentures involved (*class* and number)
N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
N/A

22. Total number of *shares* or debentures over which options held following notification
N/A

23. Any additional information
NONE

24. Name of contact and telephone number for queries
Sarah Williams 020 7280 6123

Name and signature of duly authorised officer of *issuer* responsible for making notification
Terry Skippen, Assistant Group Secretary

Date of notification
7 March 2006
END

Close

Regulatory Announcement

Go to market news section Free annual report

Company	Standard Chartered PLC
TIDM	STAN
Headline	Director/PDMR Shareholding
Released	16:48 07-Mar-06
Number	4471Z

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R (1).

1. Name of the *issuer*
Standard Chartered PLC

2. State whether the notification relates to:
(i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or
(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)
This notification relates to a transaction notified in accordance with DR 3.1.4R(1)(a)

3. Name of *person discharging managerial responsibilities/director*
Mike Rees

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*
N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest
This notification is made in respect of a holding of the person referred to in 3. above.

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*
Ordinary shares of US$0.50 each fully paid

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them
Rene Nominees (I.O.M.) Limited

8 State the nature of the transaction
(i) Exercise of awards under the Company's Restricted Share Scheme and sale of resulting shares
(ii) Exercise of an award under the Company's Performance Share Plan and sale of resulting shares
(iii) Exercise of an option over shares granted under the Company's Executive Share Option scheme and sale of resulting shares

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired
(i) 21,723 and 16,034
(ii) 50,687
(iii) 126,719
Total: 215,163

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

0.016%

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed
(i) 21,723 and 16,034
(ii) 50,687
(iii) 126,719
Total: 215,163

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)
0.016%

13. Price per *share* or value of transaction
Purchase prices:
(i) nil
(ii) nil
(iii) 690.5p

Sale price: 1513.58p

14. Date and place of transaction
6 March 2006

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)
104,390 (0.008%)

16. Date issuer informed of transaction
6 March 2006

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant
N/A

18. Period during which or date on which it can be exercised
N/A

19. Total amount paid (if any) for grant of the option
N/A

20. Description of *shares* or debentures involved (*class* and number)
N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
N/A

22. Total number of *shares* or debentures over which options held following notification
N/A

23. Any additional information
NONE

24. Name of contact and telephone number for queries
Sarah Williams 020 7280 6123

Name and signature of duly authorised officer of *issuer* responsible for making notification
Terry Skippen, Assistant Group Secretary

Date of notification
7 March 2006
END

Close

Regulatory Announcement

Go to market news section

Free annual report

Company	Standard Chartered PLC
TIDM	STAN
Headline	Director/PDMR Shareholding
Released	16:45 07-Mar-06
Number	4465Z

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R (1).

1. Name of the *issuer*
Standard Chartered PLC

2. State whether the notification relates to:
(i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or
(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)
This notification relates to a transaction notified in accordance with DR 3.1.4R(1)(a)

3. Name of *person discharging managerial responsibilities/director*
Tim Miller

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*
N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest
This notification is made in respect of a holding of the person referred to in 3. above.

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*
Ordinary shares of US$0.50 each fully paid

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them
Tim Miller

8 State the nature of the transaction
(i) Vesting of shares previously conditionally awarded under the Company's Deferred Bonus Plan (adjusted in respect of dividends thereon) and part sale of shares
(ii) Exercise of an award under the Company's Performance Share Plan and part sale of shares
(iii) Exercise of an option over shares granted under the Company's Executive Share Option scheme and sale of resulting shares

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired
(i) 16,834
(ii) 36,205
(iii) 90,514
Total: 143,553

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken

into account when calculating percentage)
0.01%

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed
(i) 6,927
(ii) 14,897
(iii) 90,514
Total: 112,338

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)
0.0085%

13. Price per *share* or value of transaction
Purchase price:
(i) nil
(ii) nil
(iii) 690.5p
Sale price:1513.58p

14. Date and place of transaction
6 March 2006

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)
72,607 (0.006%)

16. Date issuer informed of transaction
6 March 2006

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant
N/A

18. Period during which or date on which it can be exercised
N/A

19. Total amount paid (if any) for grant of the option
N/A

20. Description of *shares* or debentures involved (*class* and number)
N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
N/A

22. Total number of *shares* or debentures over which options held following notification
N/A

23. Any additional information
NONE

24. Name of contact and telephone number for queries
Sarah Williams 020 7280 6123

Name and signature of duly authorised officer of *issuer* responsible for making notification

Terry Skippen, Assistant Group Secretary

Date of notification

7 March 2006

END

Close

Regulatory Announcement

Go to market news section

Free annual report

Company	Standard Chartered PLC
TIDM	STAN
Headline	Director/PDMR Shareholding
Released	16:44 07-Mar-06
Number	4462Z

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R (1).

1. Name of the *issuer*
Standard Chartered PLC

2. State whether the notification relates to:
(i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or
(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)
This notification relates to a transaction notified in accordance with DR 3.1.4R(1)(a)

3. Name of *person discharging managerial responsibilities/director*
David Edwards

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*
N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest
This notification is made in respect of a holding of the person referred to in 3. above.

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*
Ordinary shares of US$0.50 each fully paid

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them
David Edwards

8 State the nature of the transaction
(i) Vesting of shares previously conditionally awarded under the Company's Deferred Bonus Plan (adjusted in respect of dividends thereon) and sale of resulting shares
(ii) Exercise of an award under the Company's Performance Share Plan and sale of resulting shares
(iii) Exercise of an option over shares granted under the Company's Executive Share Option scheme and sale of resulting shares

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired
(i) 5,522
(ii) 90,514
(iii) 27,154
Total: 123,190

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken

into account when calculating percentage)
0.009%

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed
(i) 5,522
(ii) 90,514
(iii) 27,154
Total: 123,190

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)
0.009%

13. Price per *share* or value of transaction
Purchase prices:
(i) nil
(ii) nil
(iii) 690.5p
Sale price: 1513.58p

14. Date and place of transaction
6 March 2006

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)
16,308 (0.0012%)

16. Date issuer informed of transaction
6 March 2006

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant
N/A

18. Period during which or date on which it can be exercised
N/A

19. Total amount paid (if any) for grant of the option
N/A

20. Description of *shares* or debentures involved (*class* and number)
N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
N/A

22. Total number of *shares* or debentures over which options held following notification
N/A

23. Any additional information
NONE

24. Name of contact and telephone number for queries
Sarah Williams 020 7280 6123

Name and signature of duly authorised officer of *issuer* responsible for making notification
Terry Skippen, Assistant Group Secretary

Date of notification
7 March 2006
END

Close

Regulatory Announcement

Go to market news section

Free annual report

Company	Standard Chartered PLC
TIDM	STAN
Headline	Director/PDMR Shareholding
Released	16:42 07-Mar-06
Number	4457Z

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R (1).

1. Name of the *issuer*
Standard Chartered PLC

2. State whether the notification relates to:
(i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or
(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)
This notification relates to a transaction notified in accordance with DR 3.1.4R(1)(a)

3. Name of *person discharging managerial responsibilities/director*
Gareth Bullock

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*
N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest
This notification is made in respect of a holding of the person referred to in 3. above.

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*
Ordinary shares of US$0.50 each fully paid

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them
Rock Nominees Limited

8 State the nature of the transaction
(i) Vesting of shares previously conditionally awarded under the Company's Deferred Bonus Plan (adjusted in respect of dividends thereon) and sale of resulting shares
(ii) Exercise of an award under the Company's Performance Share Plan and sale of resulting shares
(iii) Exercise of an option over shares granted under the Company's Executive Share Option scheme and sale of resulting shares

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired
(i) 18,396
(ii) 27,154
(iii) 90,514
Total: 136,064

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken

into account when calculating percentage)
0.01%

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed
(i) 18,396
(ii) 27,154
(iii) 90,514
Total: 136,064

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)
0.01%

13. Price per *share* or value of transaction
Purchase prices:
(i) nil
(ii) nil
(iii) 690.5p

Sale price:1513.58p

14. Date and place of transaction
6 March 2006

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)
57,766 (0.0044%)

16. Date issuer informed of transaction
6 March 2006

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant
N/A

18. Period during which or date on which it can be exercised
N/A

19. Total amount paid (if any) for grant of the option
N/A

20. Description of *shares* or debentures involved (*class* and number)
N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
N/A

22. Total number of *shares* or debentures over which options held following notification
N/A

23. Any additional information
NONE

24. Name of contact and telephone number for queries
Sarah Williams 020 7280 6123

Name and signature of duly authorised officer of *issuer* responsible for making notification
Terry Skippen, Assistant Group Secretary

Date of notification
7 March 2006
END

Close

Regulatory Announcement

Go to market news section

Free annual report

Company	Standard Chartered PLC
TIDM	STAN
Headline	Holding(s) in Company
Released	16:35 13-Mar-06
Number	7211Z

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

STANDARD CHARTERED PLC

2. Name of shareholder having a major interest

CATER ALLEN INTERNATIONAL LIMITED

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

THE SHAREHOLDER NAMED IN (2)

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

THE SHAREHOLDER NAMED IN (2)

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

ORDINARY SHARES OF USD0.50 EACH

10. Date of transaction

9 TO 13 MARCH 2006

11. Date company informed

13 MARCH 2006

12. Total holding following this notification

81,491,300

13. Total percentage holding of issued class following this notification

6.17%

14. Any additional information

NONE

15. Name of contact and telephone number for queries

BRIDGET CREEGAN, 020 7280 6119

16. Name and signature of authorised company official responsible for making this notification

JULIE BAMFORD, DEPUTY GROUP SECRETARY

Date of notification

13 MARCH 2006

END

Close

Regulatory Announcement

Go to market news section

Free annual report

Company	Standard Chartered PLC
TIDM	STAN
Headline	Director/PDMR Shareholding
Released	16:39 07-Mar-06
Number	4455Z

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R (1).

1. Name of the *issuer*
Standard Chartered PLC

2. State whether the notification relates to:
(i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or
(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)
This notification relates to a transaction notified in accordance with both DR 3.1.4R(1)(a) and DR 3.1.4 (R) (1) (b)

3. Name of *person discharging managerial responsibilities/director*
Mike DeNoma

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*
N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest
This notification is made in respect of a holding of the person referred to in 3. above.

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*
Ordinary shares of US$0.50 each fully paid

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them
Mike and Mrs DeNoma

8 State the nature of the transaction
(i) Vesting of previously conditionally awarded shares under the Company's Deferred Bonus Plan (adjusted in respect of dividends thereon) and sale of resulting shares
(ii) Exercise of an award under the Company's Performance Share Plan and sale of resulting shares
(iii) Exercise of an option over shares granted under the Company's Executive Share Option scheme and part sale of shares

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired
(i) 25,166
(ii) 55,032
(iii) 220,130
Total: 300,328

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)
0.023%

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed
(i) 25,166
(ii) 55,032
(iii) 146,394
Total: 226,592

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)
0.017%

13. Price per *share* or value of transaction
Purchase price:
(i) nil
(ii) nil
(iii) 690.5p

Sale price: 1513.58p

14. Date and place of transaction
6 March 2006

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)
159,343 (0.012%)

16. Date issuer informed of transaction
6 March 2006

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant
N/A

18. Period during which or date on which it can be exercised
N/A

19. Total amount paid (if any) for grant of the option
N/A

20. Description of *shares* or debentures involved (*class* and number)
N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
N/A

22. Total number of *shares* or debentures over which options held following notification
N/A

23. Any additional information
NONE

24. Name of contact and telephone number for queries

Sarah Williams 020 7280 6123

Name and signature of duly authorised officer of *issuer* responsible for making notification
Terry Skippen, Assistant Group Secretary

Date of notification
7 March 2006
END

Close

Regulatory Announcement

Go to market news section

Free annual report

Company	Standard Chartered PLC
TIDM	STAN
Headline	Director/PDMR Shareholding
Released	16:37 07-Mar-06
Number	4450Z

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R (1).

1. Name of the *issuer*
Standard Chartered PLC

2. State whether the notification relates to:
(i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or
(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)
This notification relates to a transaction notified in accordance with both DR 3.1.4R(1)(a) and DR 3.1.4 (R) (1) (b)

3. Name of *person discharging managerial responsibilities/director*
Kai Nargolwala

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*
N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest
This notification is made in respect of a holding of the person referred to in 3. above.

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*
Ordinary shares of US$0.50 each fully paid

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them
Kai and Aparna Nargolwala

8 State the nature of the transaction
Vesting of shares previously conditionally awarded under the Company's Deferred Bonus Plan (adjusted in respect of dividends thereon) and sale of resulting shares

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired
25,166

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)
0.002%

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed
25,166

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)
0.002%

13. Price per *share* or value of transaction
Purchase price: nil
Sale price: 1513.58p

14. Date and place of transaction
6 March 2006

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)
147,340 (0.011%)

16. Date issuer informed of transaction
6 March 2006

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant
N/A

18. Period during which or date on which it can be exercised
N/A

19. Total amount paid (if any) for grant of the option
N/A

20. Description of *shares* or debentures involved (*class* and number)
N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
N/A

22. Total number of *shares* or debentures over which options held following notification
N/A

23. Any additional information
NONE

24. Name of contact and telephone number for queries
Sarah Williams 020 7280 6123

Name and signature of duly authorised officer of *issuer* responsible for making notification
Terry Skippen, Assistant Group Secretary

Date of notification
7 March 2006
END

Close

countries. Terms and conditions, including restrictions on use and distribution apply.

Regulatory Announcement

Go to market news section

Free annual report

Company	Standard Chartered PLC
TIDM	STAN
Headline	Director/PDMR Shareholding
Released	16:36 07-Mar-06
Number	4447Z

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R (1).

1. Name of the *issuer*

Standard Chartered PLC

2. State whether the notification relates to:

(i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

This notification relates to a transaction notified in accordance with both DR 3.1.4R(1)(a) and DR 3.1.4 (R) (1) (b)

3. Name of *person discharging managerial responsibilities/director*

Richard Meddings

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

This notification is made in respect of a holding of the person referred to in 3. above.

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

Ordinary shares of US$0.50 each fully paid

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

Richard Meddings

8 State the nature of the transaction

(i) Vesting of shares previously conditionally awarded under the Company's Deferred Bonus Plan (adjusted in respect of dividends thereon) and sale of resulting shares

(ii) Exercise of an award under the Company's Performance Share Plan and part sale of shares

(iii) Exercise of an option over shares granted under the Company's Executive Share Option Scheme and part sale of shares

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

(i) 24,298

(ii) 38,015

(iii) 101,375

Total: 163,688

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)
0.012%

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed
(i) 24,298
(ii) 15,641
(iii) 69,081
Total: 109,020

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)
0.0082%

13. Price per *share* or value of transaction
Purchase prices (pence):
(i) nil
(ii) nil
(iii) 690.5
Sale price (pence): 1513.58

14. Date and place of transaction
6 March 2006

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)
107,976 (0.008%)

16. Date issuer informed of transaction
6 March 2006

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant
N/A

18. Period during which or date on which it can be exercised
N/A

19. Total amount paid (if any) for grant of the option
N/A

20. Description of *shares* or debentures involved (*class* and number)
N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
N/A

22. Total number of *shares* or debentures over which options held following notification
N/A

23. Any additional information
NONE

24. Name of contact and telephone number for queries
Sarah Williams 020 7280 6123

Name and signature of duly authorised officer of *issuer* responsible for making notification
Terry Skippen, Assistant Group Secretary

Date of notification
7 March 2006
END

Close

Regulatory Announcement

Go to market news section

Free annual report

Company	Standard Chartered PLC
TIDM	STAN
Headline	Director/PDMR Shareholding
Released	18:03 15-Mar-06
Number	8804Z

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R (1).

1. Name of the *issuer*
Standard Chartered PLC

2. State whether the notification relates to:
(i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or
(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)
This notification relates to a transaction notified in accordance with DR 3.1.4R(1)(a)

3. Name of *person discharging managerial responsibilities/director*
Tim Miller

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*
N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest
This notification is made in respect of a holding of the person referred to in 3. above.

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*
Ordinary shares of US$0.50 each fully paid

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them
N/A

8 State the nature of the transaction
Grant of an option under the Company's Performance Share Plan

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired
N/A

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)
N/A

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed
N/A

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)
N/A

13. Price per *share* or value of transaction
N/A

14. Date and place of transaction
N/A

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)
N/A

16. Date issuer informed of transaction
N/A

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant
14 March 2006

18. Period during which or date on which it can be exercised
Performance Share Plan options may be exercised between 3 and 10 years from date of grant subject to performance criteria.

19. Total amount paid (if any) for grant of the option
Nil

20. Description of *shares* or debentures involved (*class* and number)
45,296 ordinary shares of USD0.50 each fully paid

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
Nil cost

22. Total number of *shares* or debentures over which options held following notification
349,717

23. Any additional information
NONE

24. Name of contact and telephone number for queries
Sarah Williams 020 7280 6123

Name and signature of duly authorised officer of *issuer* responsible for making notification
Terry Skippen, Assistant Group Secretary

Date of notification
15 March 2006
END

Close

Regulatory Announcement

Go to market news section Free annual report

Company	Standard Chartered PLC
TIDM	STAN
Headline	Director/PDMR Shareholding
Released	18:02 15-Mar-06
Number	8802Z

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R (1).

1. Name of the *issuer*
Standard Chartered PLC

2. State whether the notification relates to:
(i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or
(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)
This notification relates to a transaction notified in accordance with DR 3.1.4R(1)(a) and DR 3.1.4.(R)(1)(b)

3. Name of *person discharging managerial responsibilities/director*
Richard Meddings

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*
N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest
This notification is made in respect of a holding of the person referred to in 3. above.

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*
Ordinary shares of US$0.50 each fully paid

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them
N/A

8 State the nature of the transaction
Grant of an option under the Company's Performance Share Plan

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired
N/A

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)
N/A

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed
N/A

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)
N/A

13. Price per *share* or value of transaction
N/A

14. Date and place of transaction
N/A

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)
N/A

16. Date issuer informed of transaction
N/A

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant
14 March 2006

18. Period during which or date on which it can be exercised
Performance Share Plan options may be exercised between 3 and 10 years from date of grant subject to performance criteria.

19. Total amount paid (if any) for grant of the option
Nil

20. Description of *shares* or debentures involved (*class* and number)
59,930 ordinary shares of USD0.50 each fully paid

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
Nil cost

22. Total number of *shares* or debentures over which options held following notification
340,240

23. Any additional information
NONE

24. Name of contact and telephone number for queries
Sarah Williams 020 7280 6123

Name and signature of duly authorised officer of *issuer* responsible for making notification
Terry Skippen, Assistant Group Secretary

Date of notification
15 March 2006
END

Close

Regulatory Announcement

Go to market news section

Free annual report

Company	:	Standard Chartered PLC
TIDM	:	STAN
Headline	:	Director/PDMR Shareholding
Released	:	18:00 15-Mar-06
Number	:	8798Z

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R (1).

1. Name of the *issuer*
Standard Chartered PLC

2. State whether the notification relates to:
(i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or
(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)
This notification relates to a transaction notified in accordance with DR 3.1.4R(1)(a) and DR 3.1.4.(R)(1)(b)

3. Name of *person discharging managerial responsibilities/director*
Peter Sands

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*
N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest
This notification is made in respect of a holding of the person referred to in 3. above.

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*
Ordinary shares of US$0.50 each fully paid

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them
N/A

8 State the nature of the transaction
Grant of an option under the Company's Performance Share Plan

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired
N/A

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)
N/A

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed
N/A

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)
N/A

13. Price per *share* or value of transaction
N/A

14. Date and place of transaction
N/A

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)
N/A

16. Date issuer informed of transaction
N/A

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant
14 March 2006

18. Period during which or date on which it can be exercised
Performance Share Plan options may be exercised between 3 and 10 years from date of grant subject to performance criteria.

19. Total amount paid (if any) for grant of the option
Nil

20. Description of *shares* or debentures involved (*class* and number)
73,170 ordinary shares of USD0.50 each fully paid

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
Nil cost

22. Total number of *shares* or debentures over which options held following notification
932,236

23. Any additional information
NONE

24. Name of contact and telephone number for queries
Sarah Williams 020 7280 6123

Name and signature of duly authorised officer of *issuer* responsible for making notification
Terry Skippen, Assistant Group Secretary

Date of notification
15 March 2006
END

Close

Regulatory Announcement

Go to market news section

Free annual report

Company	Standard Chartered PLC
TIDM	STAN
Headline	Director/PDMR Shareholding
Released	17:59 15-Mar-06
Number	8797Z

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R (1).

1. Name of the *issuer*
Standard Chartered PLC

2. State whether the notification relates to:
(i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or
(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)
This notification relates to a transaction notified in accordance with DR 3.1.4R(1)(a) and DR 3.1.4.(R)(1)(b)

3. Name of *person discharging managerial responsibilities/director*
Mike DeNoma

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*
N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest
This notification is made in respect of a holding of the person referred to in 3. above.

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*
Ordinary shares of US$0.50 each fully paid

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them
N/A

8 State the nature of the transaction
Grant of an option under the Company's Performance Share Plan

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired
N/A

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)
N/A

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed
N/A

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)
N/A

13. Price per *share* or value of transaction
N/A

14. Date and place of transaction
N/A

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)
N/A

16. Date issuer informed of transaction
N/A

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant
14 March 2006

18. Period during which or date on which it can be exercised
Performance Share Plan options may be exercised between 3 and 10 years from date of grant subject to performance criteria.

19. Total amount paid (if any) for grant of the option
Nil

20. Description of *shares* or debentures involved (*class* and number)
59,930 ordinary shares of USD0.50 each fully paid

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
Nil cost

22. Total number of *shares* or debentures over which options held following notification
366,262

23. Any additional information
NONE

24. Name of contact and telephone number for queries
Sarah Williams 020 7280 6123

Name and signature of duly authorised officer of *issuer* responsible for making notification
Terry Skippen, Assistant Group Secretary

Date of notification
15 March 2006
END

Close

Regulatory Announcement

Go to market news section

Free annual report

Company	Standard Chartered PLC
TIDM	STAN
Headline	Director/PDMR Shareholding
Released	17:57 15-Mar-06
Number	8796Z

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R (1).

1. Name of the *issuer*
Standard Chartered PLC

2. State whether the notification relates to:
(i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or
(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)
This notification relates to a transaction notified in accordance with DR 3.1.4R(1)(a) and DR 3.1.4.(R)(1)(b)

3. Name of *person discharging managerial responsibilities/director*
Kai Nargolwala

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*
N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest
This notification is made in respect of a holding of the person referred to in 3. above.

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*
Ordinary shares of US$0.50 each fully paid

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them
N/A

8 State the nature of the transaction
Grant of an option under the Company's Performance Share Plan

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired
N/A

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)
N/A

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed
N/A

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)
N/A

13. Price per *share* or value of transaction
N/A

14. Date and place of transaction
N/A

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)
N/A

16. Date issuer informed of transaction
N/A

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant
14 March 2006

18. Period during which or date on which it can be exercised
Performance Share Plan options may be exercised between 3 and 10 years from date of grant subject to performance criteria.

19. Total amount paid (if any) for grant of the option
Nil

20. Description of *shares* or debentures involved (*class* and number)
59,930 ordinary shares of USD0.50 each fully paid

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
Nil cost

22. Total number of *shares* or debentures over which options held following notification
1,015,661

23. Any additional information
NONE

24. Name of contact and telephone number for queries
Sarah Williams 020 7280 6123

Name and signature of duly authorised officer of *issuer* responsible for making notification
Terry Skippen, Assistant Group Secretary

Date of notification
15 March 2006
END

Close

Regulatory Announcement

Go to market news section

Free annual report

Company	Standard Chartered PLC
TIDM	STAN
Headline	Director/PDMR Shareholding
Released	17:56 15-Mar-06
Number	8794Z

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R (1).

1. Name of the *issuer*
Standard Chartered PLC

2. State whether the notification relates to:
(i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or
(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)
This notification relates to a transaction notified in accordance with DR 3.1.4R(1)(a)

3. Name of *person discharging managerial responsibilities/director*
Jaspal Bindra

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*
N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest
This notification is made in respect of a holding of the person referred to in 3. above.

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*
Ordinary shares of US$0.50 each fully paid

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them
N/A

8 State the nature of the transaction
Grant of an option under the Company's Performance Share Plan

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired
N/A

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)
N/A

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed
N/A

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)
N/A

13. Price per *share* or value of transaction
N/A

14. Date and place of transaction
N/A

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)
N/A

16. Date issuer informed of transaction
N/A

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant
14 March 2006

18. Period during which or date on which it can be exercised
Performance Share Plan options may be exercised between 3 and 10 years from date of grant subject to performance criteria.

19. Total amount paid (if any) for grant of the option
Nil

20. Description of *shares* or debentures involved (*class* and number)
36,369 ordinary shares of USD0.50 each fully paid

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
Nil cost

22. Total number of *shares* or debentures over which options held following notification
417,047

23. Any additional information
NONE

24. Name of contact and telephone number for queries
Sarah Williams 020 7280 6123

Name and signature of duly authorised officer of *issuer* responsible for making notification
Terry Skippen, Assistant Group Secretary

Date of notification
15 March 2006
END

Close

Regulatory Announcement

Go to market news section

Free annual report

Company	Standard Chartered PLC
TIDM	STAN
Headline	Director/PDMR Shareholding
Released	17:54 15-Mar-06
Number	8792Z

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R (1).

1. Name of the *issuer*
Standard Chartered PLC

2. State whether the notification relates to:
(i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or
(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)
This notification relates to a transaction notified in accordance with DR 3.1.4R(1)(a) and DR 3.1.4.(R)(1)(b)

3. Name of *person discharging managerial responsibilities/director*
Mervyn Davies

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*
N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest
This notification is made in respect of a holding of the person referred to in 3. above.

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*
Ordinary shares of US$0.50 each fully paid

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them
N/A

8 State the nature of the transaction
Grant of an option under the Company's Performance Share Plan

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired
N/A

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)
N/A

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed
N/A

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)
N/A

13. Price per *share* or value of transaction
N/A

14. Date and place of transaction
N/A

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)
N/A

16. Date issuer informed of transaction
N/A

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant
14 March 2006

18. Period during which or date on which it can be exercised
Performance Share Plan options may be exercised between 3 and 10 years from date of grant subject to performance criteria.

19. Total amount paid (if any) for grant of the option
Nil

20. Description of *shares* or debentures involved (*class* and number)
111,498 ordinary shares of USD0.50 each fully paid

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
Nil cost

22. Total number of *shares* or debentures over which options held following notification
1,394,092

23. Any additional information
NONE

24. Name of contact and telephone number for queries
Sarah Williams 020 7280 6123

Name and signature of duly authorised officer of *issuer* responsible for making notification
Terry Skippen, Assistant Group Secretary

Date of notification
15 March 2006
END

Close

Regulatory Announcement

Go to market news section

Free annual report

Company	Standard Chartered PLC
TIDM	STAN
Headline	Director/PDMR Shareholding
Released	17:53 15-Mar-06
Number	8790Z

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R (1).

1. Name of the *issuer*
Standard Chartered PLC

2. State whether the notification relates to:
(i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or
(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)
This notification relates to a transaction notified in accordance with DR 3.1.4R(1)(a)

3. Name of *person discharging managerial responsibilities/director*
David Edwards

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*
N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest
This notification is made in respect of a holding of the person referred to in 3. above.

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*
Ordinary shares of US$0.50 each fully paid

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them
N/A

8 State the nature of the transaction
Grant of an option under the Company's Performance Share Plan

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired
N/A

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)
N/A

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed
N/A

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)
N/A

13. Price per *share* or value of transaction
N/A

14. Date and place of transaction
N/A

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)
N/A

16. Date issuer informed of transaction
N/A

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant
14 March 2006

18. Period during which or date on which it can be exercised
Performance Share Plan options may be exercised between 3 and 10 years from date of grant subject to performance criteria.

19. Total amount paid (if any) for grant of the option
Nil

20. Description of *shares* or debentures involved (*class* and number)
38,327 ordinary shares of USD0.50 each fully paid

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
Nil cost

22. Total number of *shares* or debentures over which options held following notification
289,157

23. Any additional information
NONE

24. Name of contact and telephone number for queries
Sarah Williams 020 7280 6123

Name and signature of duly authorised officer of *issuer* responsible for making notification
Terry Skippen, Assistant Group Secretary

Date of notification
15 March 2006
END

Close

Regulatory Announcement

Go to market news section

Free annual report

Company	Standard Chartered PLC
TIDM	STAN
Headline	Director/PDMR Shareholding
Released	17:51 15-Mar-06
Number	8789Z

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R (1).

1. Name of the *issuer*
Standard Chartered PLC

2. State whether the notification relates to:
(i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or
(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)
This notification relates to a transaction notified in accordance with DR 3.1.4R(1)(a)

3. Name of *person discharging managerial responsibilities/director*
Mike Rees

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*
N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest
This notification is made in respect of a holding of the person referred to in 3. above.

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*
Ordinary shares of US$0.50 each fully paid

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them
N/A

8 State the nature of the transaction
(i) Grant of an option under the Company's Performance Share Plan; and
(ii) Grant of an award under the Company's Restricted Share Scheme

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired
N/A

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)
N/A

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed
N/A

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)
N/A

13. Price per *share* or value of transaction
N/A

14. Date and place of transaction
N/A

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)
N/A

16. Date issuer informed of transaction
N/A

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant
14 March 2006

18. Period during which or date on which it can be exercised
Performance Share Plan options may be exercised between 3 and 10 years from date of grant subject to performance criteria.
50% of an award under the Company's Restricted Share Scheme becomes exercisable 2 years from grant date. Balance becomes exercisable 3 years from grant date. Award must be exercised by 7th anniversary of the grant date.

19. Total amount paid (if any) for grant of the option
(i) Nil
(ii) Nil

20. Description of *shares* or debentures involved (*class* and number)
(i) 48,780 ordinary shares of USD0.50 each fully paid
(ii) 48,780 ordinary shares of USD0.50 each fully paid

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
(i) Nil cost
(ii) Nil cost

22. Total number of *shares* or debentures over which options held following notification
758,709

23. Any additional information
NONE

24. Name of contact and telephone number for queries
Sarah Williams 020 7280 6123

Name and signature of duly authorised officer of *issuer* responsible for making notification
Terry Skippen, Assistant Group Secretary

Date of notification
15 March 2006
END

Close

Regulatory Announcement

Go to market news section

Free annual report

Company	Standard Chartered PLC
TIDM	STAN
Headline	Director/PDMR Shareholding
Released	17:48 15-Mar-06
Number	8786Z

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R (1).

1. Name of the *issuer*
Standard Chartered PLC

2. State whether the notification relates to:
(i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or
(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)
This notification relates to a transaction notified in accordance with DR 3.1.4R(1)(a)

3. Name of *person discharging managerial responsibilities/director*
Gareth Bullock

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*
N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest
This notification is made in respect of a holding of the person referred to in 3. above.

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*
Ordinary shares of US$0.50 each fully paid

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them
N/A

8 State the nature of the transaction
Grant of an option under the Company's Performance Share Plan

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired
N/A

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)
N/A

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed
N/A

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)
N/A

13. Price per *share* or value of transaction
N/A

14. Date and place of transaction
N/A

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)
N/A

16. Date issuer informed of transaction
N/A

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant
14 March 2006

18. Period during which or date on which it can be exercised
Performance Share Plan options may be exercised between 3 and 10 years from date of grant subject to performance criteria.

19. Total amount paid (if any) for grant of the option
Nil

20. Description of *shares* or debentures involved (*class* and number)
48,780 ordinary shares of USD0.50 each fully paid

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
Nil cost

22. Total number of *shares* or debentures over which options held following notification
353,697

23. Any additional information
NONE

24. Name of contact and telephone number for queries
Sarah Williams 020 7280 6123

Name and signature of duly authorised officer of *issuer* responsible for making notification
Terry Skippen, Assistant Group Secretary

Date of notification
15 March 2006
END

Close

Regulatory Announcement

Go to market news section

Free annual report

Company	Standard Chartered PLC
TIDM	STAN
Headline	Holding(s) in Company
Released	09:38 28-Mar-06
Number	4962A

NOTIFICATION OF MAJOR INTERESTS IN SHARES

THIS NOTICE REPLACES THE ONE ISSUED EARLIER TODAY- DATE OF TRANSACTION AND DATE COMPANY INFORMED HAVE BEEN CORRECTED

1. Name of company

STANDARD CHARTERED PLC

2. Name of shareholder having a major interest

TEMASEK HOLDINGS (PRIVATE) LIMITED

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

THE SHAREHOLDER NAMED IN (2)

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

TEMASEK HOLDINGS (PRIVATE) LIMITED

5. Number of shares / amount of stock acquired

153,365,936

(including 152,399,222 shares in which Dover Investments Pte Ltd is interested and 153,324,146 shares in which Fullerton Management Pte Ltd is interested)

6. Percentage of issued class

11.618%

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

ORDINARY SHARES OF USD0.50 EACH

10. Date of transaction

27 MARCH 2006

11. Date company informed

27 MARCH 2006

12. Total holding following this notification

153,365,936

13. Total percentage holding of issued class following this notification

11.618%

14. Any additional information

NONE

15. Name of contact and telephone number for queries

SARAH WILLIAMS, 020 7280 6123

16. Name and signature of authorised company official responsible for making this notification

JULIE BAMFORD, DEPUTY GROUP SECRETARY

Date of notification

28 MARCH 2006

END

Close

Regulatory Announcement

Go to market news section

Free annual report

Company	Standard Chartered PLC
TIDM	STAN
Headline	Holding(s) in Company
Released	09:17 28-Mar-06
Number	4954A

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

STANDARD CHARTERED PLC

2. Name of shareholder having a major interest

TEMASEK HOLDINGS (PRIVATE) LIMITED

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

THE SHAREHOLDER NAMED IN (2)

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

TEMASEK HOLDINGS (PRIVATE) LIMITED

5. Number of shares / amount of stock acquired

153,365,936

(including 152,399,222 shares in which Dover Investments Pte Ltd is interested and 153,324,146 shares in which Fullerton Management Pte Ltd is interested)

6. Percentage of issued class

11.618%

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

ORDINARY SHARES OF USD0.50 EACH

10. Date of transaction

27 JANUARY 2006

11. Date company informed

27 JANUARY 2006

12. Total holding following this notification

153,365,936

13. Total percentage holding of issued class following this notification

11.618%

14. Any additional information

NONE

15. Name of contact and telephone number for queries

SARAH WILLIAMS, 020 7280 6123

16. Name and signature of authorised company official responsible for making this notification

JULIE BAMFORD, DEPUTY GROUP SECRETARY

Date of notification

28 MARCH 2006

END

Close

Regulatory Announcement

Go to market news section

Free annual report

Company	Standard Chartered PLC
TIDM	STAN
Headline	Directors' Interests
Released	15:55 27-Mar-06
Number	4648A

Standard Chartered PLC

1995 Employee Share Ownership Plan Trust (the "Trust")

This is to advise you that Bedell Cristin Trustees Limited, the Trustee of the Company's employee benefit trust used in connection with some of he Company's employee share schemes has advised under a notification dated 24 March 2006 that on 23 March 2006 they disposed of a total of 700,115 Standard Chartered PLC ordinary shares of US$0.50 each.

These shares were disposed of in connection with some of the Company's employee share schemes.

Following this transaction the Trust held a total of 9,212,328 unallocated Standard Chartered PLC ordinary shares of US$0.50 each.

The following directors together with all employees are potential beneficiaries of the Trust and as a result of this transaction there has been a change in the number of shares they are interested in, however the directors were not connected with the transaction detailed above:-

Bryan Sanderson, Mervyn Davies, Mike DeNoma, Richard Meddings, Kai Nargolwala and Peter Sands

Charles B Brown
Group Company Secretary

27 March 2006

END

Close

Regulatory Announcement

Go to market news section

Free annual report

Company	Standard Chartered PLC
TIDM	STAN
Headline	Holding(s) in Company
Released	18:00 27-Mar-06
Number	4808A

Standard Chartered PLC – change in ownership of shares

Standard Chartered PLC notes the change of ownership of The Tan Sri Khoo Teck Puat Estate shareholdings and welcomes Temasek as a long term investor in the Company.

END

Close

Regulatory Announcement

Go to market news section

Free annual report

Company	Standard Chartered PLC
TIDM	STAN
Headline	Documents for inspection
Released	11:39 27-Mar-06
Number	4278A

Copies of the Standard Chartered PLC Annual Report and Accounts 2005, Annual Review 2005, Notice of Annual General Meeting 2006 and 2005 Final Dividend documents have been submitted to the UK Listing Authority and will shortly be available for inspection at the Document Viewing Facility of the Financial Services Authority, 25 The North Colonnade, London E14 5HS.

END

Close

Regulatory Announcement

Go to market news section

Free annual report

Company	Standard Chartered PLC
TIDM	STAN
Headline	Director/PDMR Shareholding
Released	09:58 12-May-06
Number	8739C

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R (1).

1. Name of the *issuer*
Standard Chartered PLC

2. State whether the notification relates to:
(i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or
(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)
This notification relates to a transaction notified in accordance with DR 3.1.4R(1)(a) and DR 3.1.4.(R)(1)(b)

3. Name of *person discharging managerial responsibilities/director*
Mervyn Davies

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*
N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest
This notification is made in respect of a holding of the person referred to in 3. above.

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*
Ordinary shares of US$0.50 each fully paid

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them
Mervyn Davies

8 State the nature of the transaction
Grant of an option under the Company's Performance Share Plan

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired
N/A

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)
N/A

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed
N/A

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)
N/A

13. Price per *share* or value of transaction
N/A

14. Date and place of transaction
N/A

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)
N/A

16. Date issuer informed of transaction
N/A

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant
11 May 2006

18. Period during which or date on which it can be exercised
Performance Share Plan options may be exercised between 3 and 10 years from date of grant subject to performance criteria.

19. Total amount paid (if any) for grant of the option
Nil

20. Description of *shares* or debentures involved (*class* and number)
82,191 ordinary shares of USD0.50 each fully paid

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
Nil cost

22. Total number of *shares* or debentures over which options held following notification
1,441,399

23. Any additional information
NONE

24. Name of contact and telephone number for queries
Terry Skippen 020 7280 7109

Name and signature of duly authorised officer of *issuer* responsible for making notification
Terry Skippen, Assistant Group Secretary

Date of notification
12 May 2006
END

Close

countries. Terms and conditions, including restrictions on use and distribution apply.

Regulatory Announcement

Go to market news section

Free annual report

Company	Standard Chartered PLC
TIDM	STAN
Headline	Director/PDMR Shareholding
Released	09:54 12-May-06
Number	8735C

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R (1).

1. Name of the *issuer*
Standard Chartered PLC

2. State whether the notification relates to:
(i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or
(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)
This notification relates to a transaction notified in accordance with DR 3.1.4R(1)(a) and DR 3.1.4.(R)(1)(b)

3. Name of *person discharging managerial responsibilities/director*
Kai Nargolwala

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*
N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest
This notification is made in respect of a holding of the person referred to in 3. above.

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*
Ordinary shares of US$0.50 each fully paid

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them
Kai and Aparna Nargolwala

8 State the nature of the transaction
Grant of an option under the Company's Performance Share Plan

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired
N/A

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)
N/A

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed
N/A

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)
N/A

13. Price per *share* or value of transaction
N/A

14. Date and place of transaction
N/A

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)
N/A

16. Date issuer informed of transaction
N/A

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant
11 May 2006

18. Period during which or date on which it can be exercised
Performance Share Plan options may be exercised between 3 and 10 years from date of grant subject to performance criteria.

19. Total amount paid (if any) for grant of the option
Nil

20. Description of *shares* or debentures involved (*class* and number)
29,452 ordinary shares of USD0.50 each fully paid

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
Nil cost

22. Total number of *shares* or debentures over which options held following notification
433,304

23. Any additional information
NONE

24. Name of contact and telephone number for queries
Terry Skippen 020 7280 7109

Name and signature of duly authorised officer of *issuer* responsible for making notification
Terry Skippen, Assistant Group Secretary

Date of notification
12 May 2006
END

Close

Regulatory Announcement

Go to market news section

Free annual report

Company	Standard Chartered PLC
TIDM	STAN
Headline	Holding(s) in Company
Released	13:58 19-May-06
Number	2840D

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

STANDARD CHARTERED PLC

2. Name of shareholder having a major interest

LEGAL & GENERAL INVESTMENT MANAGEMENT LIMITED

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

THE SHAREHOLDER NAMED IN (2)

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

SEE ATTACHED LIST

5. Number of shares / amount of stock acquired

252,396

6. Percentage of issued class

0.019%

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

ORDINARY SHARES OF USD0.50 EACH

10. Date of transaction

17 MAY 2006

11. Date company informed

18 MAY 2006

12. Total holding following this notification

53,103,702

13. Total percentage holding of issued class following this notification

3.99%

14. Any additional information

NONE

15. Name of contact and telephone number for queries

TERRY SKIPPEN, 020 7280 7109

16. Name and signature of authorised company official responsible for making this notification

TERRY SKIPPEN, ASSISTANT GROUP SECRETARY

Date of notification

19 MAY 2006

Registered Name	Number of Shares
HSBC Global Custody Nominee (UK) Ltd A/C 914945	474,229
HSBC Global Custody Nominee (UK) Ltd A/C 923363	375,683
HSBC Global Custody Nominee (UK) Ltd A/C 942229	829,561
HSBC Global Custody Nominee (UK) Ltd A/C 942217	835,520
HSBC Global Custody Nominee (UK) Ltd A/C 942205	836,062
HSBC Global Custody Nominee (UK) Ltd A/C 942175	831,125
HSBC Global Custody Nominee (UK) Ltd A/C 942187	833,230
HSBC Global Custody Nominee (UK) Ltd A/C 775245	3,897,451
HSBC Global Custody Nominee (UK) Ltd A/C 770286	334,600
HSBC Global Custody Nominee (UK) Ltd A/C 357206	31,867,181
HSBC Global Custody Nominee (UK) Ltd A/C 866197	220,284
HSBC Global Custody Nominee (UK) Ltd A/C 904332	278,021
HSBC Global Custody Nominee (UK) Ltd A/C 916681	69,709
HSBC Global Custody Nominee (UK) Ltd A/C 754612	2,037,078
HSBC Global Custody Nominee (UK) Ltd A/C 361602	47,200
HSBC Global Custody Nominee (UK) Ltd A/C 282605	2,116,672
HSBC Global Custody Nominee (UK) Ltd A/C 360509	2,060,737
HSBC Global Custody Nominee (UK) Ltd A/C 766793	351,805
HSBC Global Custody Nominee (UK) Ltd A/C 824434	102,152
HSBC Global Custody Nominee (UK) Ltd A/C 924422	364,778
HSBC Global Custody Nominee (UK) Ltd A/C 775237	165,841
HSBC Global Custody Nominee (UK) Ltd A/C 942199	836,600
HSBC Global Custody Nominee (UK) Ltd A/C 969995	3,156,882
HSBC Global Custody Nominee (UK) Ltd A/C 985551	174,800
Citibank, London A/C 6011467727	6,391
Citibank, London A/C 6011467484	110
TOTAL	**53,103,702**

END

Close

Regulatory Announcement

Go to market news section

Free annual report

Company	Standard Chartered PLC
TIDM	STAN
Headline	Directors' interests
Released	13:54 19-May-06
Number	2832D

Standard Chartered PLC

1995 Employee Share Ownership Plan Trust (the "Trust")

This is to advise you that Bedell Cristin Trustees Limited, the Trustee of the Company's employee benefit trust used in connection with some of the Company's employee share schemes has advised under a notification dated 18 May 2006 that between 29 March 2006 and 17 May 2006 they disposed of a total of 1,842,971 Standard Chartered PLC ordinary shares of US$0.50 each.

These shares were disposed of in connection with some of the Company's employee share schemes.

Following this transaction the Trust held a total of 6,243,463 unallocated Standard Chartered PLC ordinary shares of US$0.50 each.

The following directors together with all employees are potential beneficiaries of the Trust and as a result of this transaction there has been a change in the number of shares they are interested in, however with the exception of Kai Nargolwala who was issued with 594,367 shares following the exercise of an Executive Share Option (full details of this exercise were given in the announcement released on 10 April 2006 RNS announcement 2959B) the following directors were not connected with the transaction detailed above:

Bryan Sanderson, Mervyn Davies, Mike DeNoma, Richard Meddings and Peter Sands.

Terry Skippen
Assistant Group Secretary

19 May 2006

END

Close

Regulatory Announcement

Go to market news section

Free annual report

Company	Standard Chartered PLC
TIDM	STAN
Headline	Director/PDMR Shareholding
Released	17:23 18-May-06
Number	2346D

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

REPLACEMENT NOTIFICATION FOR RNS NUMBER 8761C ISSUED ON 12 MAY 2006 AT 10.23AM. PLEASE REFER TO SECTION 15.

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

1. Name of the *issuer*

Standard Chartered PLC

2. State whether the notification relates to:

(i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4R(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

This notification relates to a transaction notified in accordance with both DR 3.1.4R (1)(a) and DR 3.1.4R(1)(b)

3. Name of *person discharging managerial responsibilities/director*

B K Sanderson

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

This notification is made in respect of a holding of the person referred to in (3) above.

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

Ordinary shares of US$0.50 each fully paid

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

Barclays Share Nominees Limited

8 State the nature of the transaction

Share Dividend Election

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

3,159

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

0.000237%

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

N/A

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

13. Price per *share* or value of transaction

1427.60p

14. Date and place of transaction

12 May 2006

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

212,353 (0.0160%)

Due to an administrative error, the figure for the total holding following notification of 176,904 stated in the announcement on 12 May was incorrect. The correct figure is 212,353.

16. Date issuer informed of transaction

12 May 2006

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant

N/A

18. Period during which or date on which it can be exercised

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of *shares* or debentures involved (*class* and number)

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

22. Total number of *shares* or debentures over which options held following notification

N/A

23. Any additional information

NONE

24. Name of contact and telephone number for queries

Terry Skippen 020 7280 7109

Name and signature of duly authorised officer of *issuer* responsible for making notification

Julie Bamford, Deputy Group Secretary

Date of notification

18 May 2006

END

Close

Regulatory Announcement

Go to market news section

Free annual report

Company	Standard Chartered PLC
TIDM	STAN
Headline	Director/PDMR Shareholding
Released	17:12 18-May-06
Number	2318D

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

REPLACEMENT NOTIFICATION FOR THE RNS ANNOUNCEMENT 8763C ISSUED ON 12 MAY 2006 AT 10:25. PLEASE REFER TO SECTION 15.

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

1. Name of the *issuer*

Standard Chartered PLC

2. State whether the notification relates to:

(i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4R(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

This notification relates to a transaction notified in accordance with both DR 3.1.4R (1)(a) and DR 3.1.4R(1)(b)

3. Name of *person discharging managerial responsibilities/director*

R H Meddings

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

This notification is made in respect of a holding of the person referred to in (3) above.

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

Ordinary shares of US$0.50 each fully paid

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

R H Meddings

8 State the nature of the transaction

Share Dividend Election

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

970

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

0.0000729%

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

N/A

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

13. Price per *share* or value of transaction

1427.60p

14. Date and place of transaction

12 May 2006

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

108,946 (0.00819%)

Due to an administrative error, the figure for the total holding following notification of 54,278 stated in the announcement on 12 May was incorrect. The correct figure is 108,946.

16. Date issuer informed of transaction

12 May 2006

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant

N/A

18. Period during which or date on which it can be exercised

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of *shares* or debentures involved (*class* and number)

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

22. Total number of *shares* or debentures over which options held following notification

N/A

23. Any additional information

NONE

24. Name of contact and telephone number for queries

Terry Skippen 020 7280 7109

Name and signature of duly authorised officer of *issuer* responsible for making notification

Julie Bamford, Deputy Group Secretary

Date of notification

18 May 2006

END

Close

Regulatory Announcement

Go to market news section

Free annual report

Company	Standard Chartered PLC
TIDM	STAN
Headline	Director/PDMR Shareholding
Released	10:36 12-May-06
Number	8777C

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

1. Name of the *issuer*

Standard Chartered PLC

2. State whether the notification relates to:

(i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4R(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

This notification relates to a transaction notified in accordance with DR 3.1.4R(1)(a)

3. Name of *person discharging managerial responsibilities/director*

T J Miller

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

This notification is made in respect of a holding of the person referred to in (3) above.

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

Ordinary shares of US$0.50 each fully paid

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

T J Miller

8 State the nature of the transaction

Share Dividend Election

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

1,320

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

0.000099%

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

N/A

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

13. Price per *share* or value of transaction

1427.60p

14. Date and place of transaction

12 May 2006

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

73,927 (0.0056%)

16. Date issuer informed of transaction

12 May 2006

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant

N/A

18. Period during which or date on which it can be exercised

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of *shares* or debentures involved (*class* and number)

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

22. Total number of *shares* or debentures over which options held following notification

N/A

23. Any additional information

24. Name of contact and telephone number for queries

Terry Skippen 020 7280 7109

Name and signature of duly authorised officer of *issuer* responsible for making notification

Julie Bamford, Deputy Group Secretary

Date of notification

12 May 2006

END

Close

Regulatory Announcement

Go to market news section

Free annual report

Company	Standard Chartered PLC
TIDM	STAN
Headline	Acquisition
Released	18:01 16-Jun-06
Number	7708E

16 June 2006

Standard Chartered to acquire an interest in First Africa

Standard Chartered announces that it has today entered into an agreement to acquire from First Africa Holdings Limited a 25 per cent interest in First Africa Group Holdings Limited ("First Africa") for cash. The acquisition, which is subject to certain conditions, including regulatory consents, is expected to be completed by October 2006.

First Africa is a pan-African corporate advisory boutique and will expand Standard Chartered's capabilities in providing merger and acquisition and leveraged finance services to its clients in African-related transactions.

The investment in First Africa fits with Standard Chartered's strategy to be the world's leading international bank, leading the way across Asia, Africa and the Middle East.

First Africa's gross assets were US$2.8 million as of 31 December 2005.

ENDS

For further details please contact:

Standard Chartered
Sean Farrell, Head of Media Relations
Tel: (44) 20 7280 7163
Sean.Farrell@uk.standardchartered.com

Romy Murray, Head of Investor Relations
Tel: (44) 20 7280 7245
Romy.Murray@uk.standardchartered.com

First Africa
Kofi Adjepong-Boateng, Group Chief Executive Officer
Tel: (27) 11 669 6300
Kofi.Adjepong-Boateng@firstafrica.co.za

Notes to Editors

Standard Chartered – leading the way in Asia, Africa and the Middle East

Standard Chartered PLC is listed on both the London Stock Exchange and the Stock Exchange of Hong Kong and is ranked in the top 25 among FTSE-100 companies by market capitalisation.

Standard Chartered has a history of over 150 years in banking and is in many of the world's fastest-growing markets. It has an extensive network of over 1,200 branches (including subsidiaries, associates and joint ventures) in 56 countries in the Asia Pacific Region, South Asia, the Middle East, Africa, the United Kingdom and the Americas. As one of the world's most international banks, Standard Chartered employs almost 44,000 people, representing 89 nationalities, worldwide.

Standard Chartered's strengths lie in its breadth, diversity and balance and the Bank is trusted across its network for its standard of governance and corporate responsibility. The Bank is committed to all its stakeholders by living its values in its approach to managing its people, exceeding expectations of its customers, making a difference in communities and working with regulators.

Standard Chartered uniquely derives 95 per cent of profits from Asia, Africa and the Middle East. Serving both Consumer and Wholesale Banking customers, the Bank combines deep local knowledge with global capability to offer a wide range of innovative products and services as well as award-winning solutions.

First Africa

First Africa is an investment banking boutique with offices in Johannesburg and Nairobi. The firm was founded in 1996 and has been involved in several of Africa's most important and ground-breaking transactions including acting for AngloGold in its acquisition of Ashanti Goldfields Company and, more recently, acting for MTN on its acquisition of Investcom, the Dubai-based telecoms company.

END

Close

Regulatory Announcement

Go to market news section

Free annual report

Company	Standard Chartered PLC
TIDM	STAN
Headline	Additional Listing
Released	13:46 15-Jun-06
Number	6533E

Application has been made to The UK Listing Authority and the London Stock Exchange for a block listing of 145,000 Ordinary shares of $0.50 each under the Company's International Share Scheme, to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank equally with the existing issued shares of the Company.

END

Close

Regulatory Announcement

Go to market news section

Free annual report

Company	Standard Chartered PLC
TIDM	STAN
Headline	Directorate Change
Released	08:36 28-Feb-06
Number	0299Z

Standard Chartered PLC - Directorate Change
28 February 2006

Ho KwonPing

The Board of Directors of Standard Chartered PLC announced today that Ho KwonPing, 53, will retire from the Board with effect from the conclusion of the next Annual General Meeting on 4 May 2006. He has been a non-executive director since 1996.

Bryan Sanderson, Chairman of Standard Chartered PLC, said: "KwonPing has served for more than nine years on the Board and I would like to thank him for the valuable contribution he has made during this important period for the Group."

Mr Ho has confirmed that there is nothing which needs to be brought to the attention of the holders of securities of Standard Chartered PLC in respect of his retirement.

For further information please contact:

Sean Farrell, Head of Media Relations +44 (0) 20 7280 7163
Romy Murray, Head of Investor Relations +44 (0)20 7280 7245

END

Close

Regulatory Announcement

Go to market news section

Free annual report

Company	Standard Chartered PLC
TIDM	STAN
Headline	Holding(s) in Company
Released	09:32 08-Jun-06
Number	2542E

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

STANDARD CHARTERED PLC

2. Name of shareholder having a major interest

THE CAPITAL GROUP COMPANIES, INC

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

THE SHAREHOLDER NAMED IN 2 AND ITS FOUR AFFILIATES:
CAPITAL INTERNATIONAL S.A., CAPITAL INTERNATIONAL, INC.,
CAPITAL INTERNATIONAL LIMITED AND CAPITAL GUARDIAN TRUST COMPANY

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

SEE ATTACHED LIST

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

13,372,250

8. Percentage of issued class

1.01%

9. Class of security

ORDINARY SHARES OF USD0.50 EACH

10. Date of transaction

5 JUNE 2006

11. Date company informed

7 JUNE 2006

12. Total holding following this notification

39,047,451

13. Total percentage holding of issued class following this notification

2.94%

14. Any additional information

N/A

15. Name of contact and telephone number for queries

JULIE BAMFORD, 020 7280 7024

16. Name and signature of authorised company official responsible for making this notification

JULIE BAMFORD, DEPUTY GROUP SECRETARY

Date of notification

8 JUNE 2006

The Capital Group Companies, Inc

Capital Guardian Trust Company

Registered Shareholders	Shares
State Street Nominees Limited	2,804,164
Bank of New York Nominees	1,132,228
Northern Trust	289,062
Chase Manhattan Bank Australia Limited	4,900
Chase Nominees Limited	11,633,347
BT Globenet Nominees Limited	449,298
Midland Bank plc	2,101,250
Cede & Co.	84,700
Deutsche Bank Mannheim	800
Bankers Trust	991,800
Barclays Bank	53,500
Citibank London	2,700
Royal Trust	8,300
Brown Bros	32,707
Nortrust Nominees Limited	2,530,076
MSS Nominees Limited	43,600
State Street Bank & Trust Co	72,900
Citibank	4,100
Citibank NA	33,100
Deutsche Bank AG	2,200
HSBC Bank plc	900
Mellon Bank NA	135,200
ROY Nominees Limited	25,500
Mellon Nominees (UK) Limited	682,512
Bank One London	2,200
HSBC	30,700
JP Morgan Chase Bank	964,323
	24,116,067

Capital International Limited

Registered Shareholders	Shares
State Street Nominees Ltd	210;300
Bank of New York Nominees	3,005,290
Northern Trust	1,310,636
Chase Nominees Ltd	1,666,341
Midland Bank plc	61,900
Barclays Bank	31,400
Citibank London	97,300
Morgan Guaranty	217,300
Nortrust Nominees	1,799,783
State Street Bank & Trust Co.	554,500
Lloyds Bank	5,800
Citibank NA	135,300
Deutsche Bank AG	367,000
HSBC Bank plc	754,500

Mellon Bank NA	102,900
Northern Trust AVFC	198,100
KAS UK	12,500
Bank One London	106,900
Clydesdale Bank plc	38,700
HSBC	3,100
JP Morgan Chase Bank	4,400
Raiffeisen Zentral Bank	234,300
Fortis Bank	4,000
Metzler Seel Sohn & Co	3,600
Nordea Bank	27,422
Bayerische Hypo Und Vereinsbank AG	6,100
	10,959,372

Capital International SA

Registered Shareholders	Shares
State Street Nominees Limited	7,000
Chase Nominees Limited	834,076
Midland Bank plc	50,600
Barclays Bank	150,700
Pictet & Cie	21,900
Brown Bros.	36,900
State Street Bank & Trust Co	29,900
Lloyds Bank	5,900
HSBC Bank plc	117,160
JP Morgan Chase Bank	5,500
Lombard Odier Et Cie, Geneva	56,600
Metzler Seel Sohn & Co	4,400
	1,320,636

Capital International, Inc

Registered Shareholders	Shares
State Street Nominees Limited	966,809
Bank of New York Nominees	270,669
Northern Trust	7,400
Chase Nominees Limited	411,820
Midland Bank plc	120,100
Bankers Trust	2,900
Brown Bros	90,600
Nortrust Nominees	90,524
State Street Bank & Trust Co	246,915
Sumitomo Trust & Banking	24,100
Citibank	4,900
Citibank NA	72,909
State Street Australia Limited	35,000
HSBC Bank plc	91,930
JP Morgan Chase Bank	214,800

2,651,376

END

Close

Regulatory Announcement

Go to market news section

Free annual report

Company	Standard Chartered PLC
TIDM	STAN
Headline	Director/PDMR Shareholding
Released	10:10 02-Jun-06
Number	9625D

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R (1).

1. Name of the *issuer*

Standard Chartered PLC

2. State whether the notification relates to:

(i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

This notification relates to a transaction notified in accordance with DR 3.1.4R(1)(a)

3. Name of *person discharging managerial responsibilities/director*

Mike Rees

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

This notification is made in respect of a holding of the person referred to in 3. above.

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

Ordinary shares of US$0.50 each fully paid

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

N/A

8 State the nature of the transaction

Exercise of options over shares under the Company's Executive Share Option Scheme and Performance Share Plan and the sale of resulting shares.

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

379,303

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

0.029%

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

379,303

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)
0.029%

13. Price per *share* or value of transaction
Exercise prices:
Performance Share Plan –
35,971 shares at nil cost

Executive Share Option Scheme –
5,000 shares at 808.5p
43,548 shares at 620p
32,939 shares at 888p
75,773 shares at 871.02p
78,159 shares at 902p
107,913 shares at 722.8p

Sale price for all shares: 1308.15p

14. Date and place of transaction
1 June 2006

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)
104,390 (0.0078%)

16. Date issuer informed of transaction
1 June 2006

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant
N/A

18. Period during which or date on which it can be exercised
N/A

19. Total amount paid (if any) for grant of the option
N/A

20. Description of *shares* or debentures involved (*class* and number)
N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
N/A

22. Total number of *shares* or debentures over which options held following notification
N/A

23. Any additional information
NONE

24. Name of contact and telephone number for queries
Julie Bamford 020 7280 7024

Name and signature of duly authorised officer of *issuer* responsible for making notification
Terry Skippen, Assistant Group Secretary

Date of notification
2 June 2006
END

Close

Regulatory Announcement

Go to market news section

Free annual report

Company	Standard Chartered PLC
TIDM	STAN
Headline	Trading Statement
Released	09:22 28-Jun-06
Number	2820F

Standard Chartered PLC
Pre-close Trading Update

28 June 2006

Standard Chartered PLC ("the Group") will be holding discussions with analysts and investors ahead of its close period for the half year ending 30 June 2006. This statement details the information that will be covered in those discussions.

The following sections outline Standard Chartered's progress in the first few months of 2006. Unless otherwise stated, references to 2005 are made in relation to the first half.

Overall

Standard Chartered has continued to make good progress in 2006. Income and working profit growth has been very strong, benefiting in part from the inclusion of SC First Bank. Operating profit performance has been good.

The Group has good double-digit income growth in both Consumer Banking and Wholesale Banking, with strong performance across a wide range of products, customer segments and geographies.

Net interest margins have remained broadly stable.

We continue to manage our expenses with discipline, pacing investments to reflect income growth and the overall performance of the business.

Consumer Banking impairment charges, excluding Taiwan, are growing in line with the size and mix of the book. In Taiwan the credit card market has proved to be more challenging than anticipated, although conditions appear to be improving.

The impairment charge in Wholesale Banking continues to benefit from the benign credit environment in our markets.

Overall risk weighted asset growth has been good in both businesses. In Consumer Banking asset growth has been good in SME and Cards and Loans. In Wholesale Banking growth has been good.

Liability growth is strong in Consumer Banking, in particular in Wealth Management. In Wholesale Banking liability growth is good.

Business Performance

In order to aid a better understanding of the underlying business, given that SC First Bank (formerly Korea First Bank) was acquired in April 2005, the Consumer and Wholesale Banking sections detail their performance excluding Korea.

Consumer Banking (excluding Korea)

Consumer Banking continues to show good income momentum.

Wealth Management and SME are achieving excellent growth. Asset margins are, however, affected by rising interest rates in our key markets.

Strong income growth continues in the Middle East and Other South Asia ("MESA") region and growth is good in India, Malaysia and Other Asia Pacific.

The majority of the countries in MESA have shown strong income growth, with particularly good performances in Pakistan and the UAE where Wealth Management and Card and Loans have performed very well.

India has seen very good income growth in Wealth Management and broadly stable income in asset products.

Income growth in Hong Kong and Singapore has improved.

The Consumer Banking loan impairment charge, excluding Taiwan, is growing in line with the size and mix of the book.

In Taiwan, as previously indicated, the credit card market has proved challenging. Earlier in the year we saw a further deterioration in credit quality, though the situation appears to have eased more recently. On the basis of our experience so far in 2006, the full year loan impairment charge for Taiwan is expected to be around twice that for the full year 2005, with most of the charge being taken in the first half.

Growth in expenses has been consistent with our approach of managing expenses in line with business performance.

Wholesale Banking (excluding Korea)

Wholesale Banking continues to demonstrate strong income momentum delivering broad based growth in all our key client segments and across multiple products.

Client driven income has performed very strongly, showing high double digit growth. Global Markets, including Corporate Finance, Debt Capital Markets and our Rates and FX business, continues to deliver strong and sustainable income growth. Our Cash Management business has benefited from the rising interest rate environment.

Expense growth reflects our continuing investment to expand our client coverage and product capabilities.

The quality of the loan book remains good and new provisions remain low. We have continued to achieve recoveries and releases.

Korea

In order to facilitate meaningful comparison, the statements made below about the performance of Korea in the first few months of 2006 are made relative to the second half of 2005.

Both Consumer and Wholesale Banking continue to make good progress. The integration has been a success. We are now focusing on: continued enhancement of the product portfolio in both businesses; transfer of best business practices; and the development of our people.

New product launches in Cards and Loans, Wealth Management and SME banking have contributed to the good performance in Consumer Banking.

Wholesale Banking is also building momentum as we develop new client relationships and introduce innovative solutions to grow this business.

Overall, expenses and impairment charges have been broadly in line with the second half of 2005.

We continue to be pleased with our performance in this market.

Conclusion

In summary, the Group's businesses are performing well. Income momentum is strong and we continue to manage tightly expenses and risks. Our acquisitions continue to make a positive contribution to our Group performance.

Bryan Sanderson, Chairman, commented, "Standard Chartered is performing well. We have a clear strategy that is delivering value for shareholders."

Mervyn Davies, Group Chief Executive, commented, "We have strong, broad-based income growth in both our businesses. We are investing for the future while maintaining our disciplined approach to expenses and risk."

The pre-close conference call, hosted by Peter Sands, Group Finance Director, will be webcast live on Standard Chartered's website by following this link http://investors.standardchartered.com from 10:30 BST onwards. A recording of the webcast will also be available shortly after the event.

For further information, please contact:

Romy Murray, Head of Investor Relations +44 (0)20 7280 7245
Sean Farrell, Head of Media Relations +44 (0)20 7280 7163
Ruth Naderer, Head of Investor Relations, Asia Pacific (852) 2820 3075

This document contains forward-looking statements, including such statements within the meaning of Section 21E of the Securities Exchange Act of 1934. These statements concern or may affect future matters and can be identified by the fact that they do not relate

to historical or current facts. Forward-looking statements often use words such as anticipate, target, expect, estimate, intend, plan, goal, believe, will, may, should, would, could or other words of similar meaning. These statements may relate to Standard Chartered's future strategies, business plans and results and are based on the current expectations of Standard Chartered and its directors. They are subject to a number of risks and uncertainties that may cause actual results and outcomes to differ materially from expectations outlined in these forward-looking statements. These risks and uncertainties include but are not limited to such factors as regulatory developments, volatility in capital markets, IT developments, the ability to identify and successfully integrate acquisitions, and general economic, competitive and operating conditions. globally and in particular markets where Standard Chartered operates.

END

Close

Regulatory Announcement

Go to market news section

Free annual report

Company	Standard Chartered PLC
TIDM	STAN
Headline	Additional Listing
Released	08:39 28-Jun-06
Number	2800F

Application has been made to The UK Listing Authority and the London Stock Exchange for a block listing of 140,000 Ordinary shares of $0.50 each under the Company's International Sharesave Scheme, to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank equally with the existing issued shares of the Company.

END

Close

Regulatory Announcement

Go to market news section

Free annual report

Company	Standard Chartered PLC
TIDM	STAN
Headline	Additional Listing
Released	11:33 26-Jun-06
Number	1491F

Application has been made to The UK Listing Authority and the London Stock Exchange for a block listing of 140,000 Ordinary shares of $0.50 each under the Company's International Sharesave Scheme, to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank equally with the existing issued shares of the Company.

END

Close

Regulatory Announcement

Go to market news section

Free annual report

Company	Standard Chartered PLC
TIDM	STAN
Headline	Additional Listing
Released	11:22 23-Jun-06
Number	0732F

Application has been made to The UK Listing Authority and the London Stock Exchange for a block listing of 140,000 Ordinary shares of $0.50 each under the Company's International Sharesave Scheme, to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank equally with the existing issued shares of the Company.

END

Close

Regulatory Announcement

Go to market news section

Free annual report

Company	Standard Chartered PLC
TIDM	STAN
Headline	Additional Listing
Released	07:00 20-Jun-06
Number	8214E

Application has been made to The UK Listing Authority and the London Stock Exchange for a block listing of 140,000 Ordinary shares of $0.50 each under the Company's International Sharesave Scheme, to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank equally with the existing issued shares of the Company.

END

Close

Regulatory Announcement

Go to market news section

Free annual report

Company	Standard Chartered PLC
TIDM	STAN
Headline	Additional Listing
Released	13:08 19-Jun-06
Number	8123E

Application has been made to The UK Listing Authority and the London Stock Exchange for a block listing of 145,000 Ordinary shares of $0.50 each under the Company's International Sharesave Scheme, to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank equally with the existing issued shares of the Company.

END

Close

Regulatory Announcement

Go to market news section

Free annual report

Company	Standard Chartered PLC
TIDM	STAN
Headline	Directorate Change
Released	11:49 05-Jul-06
Number	7139F

5 July 2006

Standard Chartered PLC appoints Lord Turner as independent non-executive director

The Board of Directors of Standard Chartered PLC is pleased to announce today that Lord Turner of Ecchinswell has been appointed as an independent non-executive director of Standard Chartered PLC with effect from 1 August 2006.

Adair Turner, 50, is a non-executive director of United Business Media plc and Siemens Holdings plc. He was Chairman of the Independent Pensions Commission until April 2006 and from 1995 to 1999 was Director General of the Confederation of British Industry.

Adair was educated at Gonville and Caius College, Cambridge. He is married with two children and lives in the UK.

"I am very pleased to welcome Adair as a valuable addition to our already strong and diverse Board. Adair's broad range of experience and record of independent thinking will enable him to make a significant contribution," said Bryan Sanderson, Chairman of Standard Chartered PLC.

For further information please contact:

Sean Farrell	Head of Media Relations	+44 (0)20 7280 7163
Matthew Chan	Media Relations Manager	+44 (0)20 7280 7077

Standard Chartered – leading the way in Asia, Africa and the Middle East

Standard Chartered PLC is listed on both the London Stock Exchange and the Stock Exchange of Hong Kong and is ranked in the top 25 among FTSE-100 companies, by market capitalisation.

Standard Chartered has a history of over 150 years in banking and is in many of the world's fastest-growing markets. It has an extensive global network of over 1,200 branches (including subsidiaries, associates and joint ventures) in 56 countries in the Asia Pacific Region, South Asia, the Middle East, Africa, the United Kingdom and the Americas. As one of the world's most international banks, Standard Chartered employs almost 44,000 people, representing 89 nationalities, worldwide.

Standard Chartered's strengths lie in its breadth, diversity and balance and the Bank is trusted across its network for its standard of governance and corporate responsibility. The Bank is committed to all its stakeholders by living its values in its approach to managing its

people, exceeding expectations of its customers, making a difference in communities and working with its regulators.

Standard Chartered uniquely derives 95 per cent of profits from Asia, Africa and the Middle East. Serving both Consumer and Wholesale Banking customers, the Bank combines deep local knowledge with global capability to offer a wide range of innovative products and services as well as award-winning solutions.

Some of the major awards won in 2005 by the Bank include:

1. IFR Asia's Domestic Bond House of the Year
2. Finance Asia's Best Local Currency Bond House & Best Securitisation House
3. Asia Risk's Interest Rates Derivatives House of the Year
4. Trade Finance's Best Trade Finance Bank in Sub Saharan Africa
5. Global Custodian's Best Agent Bank in Asia
6. The Asset's Best Cash Management Bank for South Asia
7. Retail Banker International's Best Retail Bank in Asia Pacific.

For more information on Standard Chartered, please log on to www.standardchartered.com

END

Close

Regulatory Announcement

Go to market news section

Free annual report

Company	Standard Chartered PLC
TIDM	STAN
Headline	Directors' Interests
Released	09:50 05-Jul-06
Number	7004F

Standard Chartered PLC

1995 Employee Share Ownership Plan Trust (the "Trust")

This is to advise you that Bedell Cristin Trustees Limited, the Trustee of the Company's employee benefit trust used in connection with some of the Company's employee share schemes has advised under a notification dated 4 July 2006 that between 17 May 2006 and 30 June 2006 they disposed of a total of 569,363 Standard Chartered PLC ordinary shares of US$0.50 each.

These shares were disposed of in connection with some of the Company's employee share schemes.

Following this transaction the Trust held a total of 5,104,262 unallocated Standard Chartered PLC ordinary shares of US$0.50 each.

The following directors together with all employees are potential beneficiaries of the Trust and as a result of this transaction there has been a change in the number of shares they are interested in, however the directors were not connected with the transaction detailed above:

Bryan Sanderson, Mervyn Davies, Mike DeNoma, Richard Meddings, Kai Nargolwala and Peter Sands

Charles B Brown
Group Company Secretary

5 July 2006

END

Close

Regulatory Announcement

Go to market news section

Free annual report

Company	Standard Chartered PLC
TIDM	STAN
Headline	Additional Listing
Released	09:49 05-Jul-06
Number	7005F

Application has been made to The UK Listing Authority and the London Stock Exchange for a block listing of 140,000 Ordinary shares of $0.50 each under the Company's International Sharesave Scheme, to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank equally with the existing issued shares of the Company.

END

Close

Regulatory Announcement

Go to market news section

Free annual report

Company	Standard Chartered PLC
TIDM	STAN
Headline	Additional Listing
Released	13:30 13-Jul-06
Number	1662G

Application has been made to The UK Listing Authority and the London Stock Exchange for a block listing of 140,000 Ordinary shares of $0.50 each under the Company's International Sharesave Scheme, to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank equally with the existing issued shares of the Company.

END

Close

Regulatory Announcement

Go to market news section

Free annual report

Company	Standard Chartered PLC
TIDM	STAN
Headline	Additional Listing
Released	10:12 12-Jul-06
Number	0687G

Application has been made to The UK Listing Authority and the London Stock Exchange for a block listing of 140,000 Ordinary shares of $0.50 each under the Company's International Sharesave Scheme, to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank equally with the existing issued shares of the Company.

END

Close

Regulatory Announcement

Go to market news section

Free annual report

Company	Standard Chartered PLC
TIDM	STAN
Headline	Additional Listing
Released	09:02 11-Jul-06
Number	9912F

Application has been made to The UK Listing Authority and the London Stock Exchange for a block listing of 140,000 Ordinary shares of $0.50 each under the Company's International Sharesave Scheme, to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank equally with the existing issued shares of the Company.

END

Close

Regulatory Announcement

Go to market news section

Free annual report

Company	Standard Chartered PLC
TIDM	STAN
Headline	Additional Listing
Released	08:52 10-Jul-06
Number	9186F

Application has been made to The UK Listing Authority and the London Stock Exchange for a block listing of 140,000 Ordinary shares of $0.50 each under the Company's International Sharesave Scheme, to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank equally with the existing issued shares of the Company.

END

Close

Regulatory Announcement

Go to market news section

Free annual report

Company	Standard Chartered PLC
TIDM	STAN
Headline	Additional Listing
Released	08:50 07-Jul-06
Number	8415F

Application has been made to The UK Listing Authority and the London Stock Exchange for a block listing of 140,000 Ordinary shares of $0.50 each under the Company's International Sharesave Scheme, to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank equally with the existing issued shares of the Company.

END

Close

Regulatory Announcement

Go to market news section

Free annual report

Company	Standard Chartered PLC
TIDM	STAN
Headline	Director Declaration
Released	13:53 06-Jul-06
Number	7945F

Director Declaration

On 5 July 2006 Standard Chartered PLC announced the appointment of Lord Turner of Ecchinswell to the Board of Standard Chartered PLC (the "Company") as an independent non-executive director.

Pursuant to Listing Rule 9.6.13 paragraph (1), details of all directorships held by Adair Turner in any other publicly quoted company at any time in the previous five years, are set out below:

United Business Media PLC (current)

The Company confirms that there are no further details to be disclosed under Listing Rule 9.6.13 paragraphs (2) to (6).

6 July 2006

END

Close

Regulatory Announcement

Go to market news section

Free annual report

Company	Standard Chartered PLC
TIDM	STAN
Headline	Additional Listing
Released	12:28 06-Jul-06
Number	7883F

Application has been made to The UK Listing Authority and the London Stock Exchange for a block listing of 140,000 Ordinary shares of $0.50 each under the Company's International Sharesave Scheme, to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank equally with the existing issued shares of the Company.

END

Close

Regulatory Announcement

Go to market news section

Free annual report

Company	Standard Chartered PLC
TIDM	STAN
Headline	Additional Listing
Released	09:55 21-Jul-06
Number	5465G

Application has been made to The UK Listing Authority and the London Stock Exchange for a block listing of 145,000 Ordinary shares of $0.50 each under the Company's International Sharesave Scheme, to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank equally with the existing issued shares of the Company.

END

Close

Regulatory Announcement

Go to market news section

Free annual report

Company	Standard Chartered PLC
TIDM	STAN
Headline	Additional Listing
Released	09:52 20-Jul-06
Number	4813G

Application has been made to The UK Listing Authority and the London Stock Exchange for a block listing of 145,000 Ordinary shares of $0.50 each under the Company's International Sharesave Scheme, to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank equally with the existing issued shares of the Company.

END

Close

Regulatory Announcement

Go to market news section

Free annual report

Company	Standard Chartered PLC
TIDM	STAN
Headline	Additional Listing
Released	09:12 19-Jul-06
Number	4133G

Application has been made to The UK Listing Authority and the London Stock Exchange for a block listing of 150,000 Ordinary shares of $0.50 each under the Company's International Sharesave Scheme, to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank equally with the existing issued shares of the Company.

END

Close

Regulatory Announcement

Go to market news section

Free annual report

Company	Standard Chartered PLC
TIDM	STAN
Headline	Additional Listing
Released	09:49 18-Jul-06
Number	3450G

Application has been made to The UK Listing Authority and the London Stock Exchange for a block listing of 145,000 Ordinary shares of $0.50 each under the Company's International Sharesave Scheme, to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank equally with the existing issued shares of the Company.

END

Close

Regulatory Announcement

Go to market news section Free annual report

Company	Standard Chartered PLC
TIDM	STAN
Headline	Additional Listing
Released	11:02 17-Jul-06
Number	2799G

Application has been made to The UK Listing Authority and the London Stock Exchange for a block listing of 145,000 Ordinary shares of $0.50 each under the Company's International Sharesave Scheme, to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank equally with the existing issued shares of the Company.

END

Close

Regulatory Announcement

Go to market news section

Free annual report

Company	Standard Chartered PLC
TIDM	STAN
Headline	Additional Listing
Released	09:30 01-Aug-06
Number	0424H

Application has been made to The UK Listing Authority and the London Stock Exchange for a block listing of 135,000 Ordinary shares of $0.50 each under the Company's International Sharesave Scheme, to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank equally with the existing issued shares of the Company.

END

Close

Regulatory Announcement

Go to market news section

Free annual report

Company	Standard Chartered PLC
TIDM	STAN
Headline	Additional Listing
Released	13:51 31-Jul-06
Number	9882G

Application has been made to The UK Listing Authority and the London Stock Exchange for a block listing of 135,000 Ordinary shares of $0.50 each under the Company's International Sharesave Scheme, to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank equally with the existing issued shares of the Company.

END

Close

Regulatory Announcement

Go to market news section

Free annual report

Company	Standard Chartered PLC
TIDM	STAN
Headline	Additional Listing
Released	11:33 28-Jul-06
Number	8951G

Application has been made to The UK Listing Authority and the London Stock Exchange for a block listing of 135,000 Ordinary shares of $0.50 each under the Company's International Sharesave Scheme, to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank equally with the existing issued shares of the Company.

END

Close

Regulatory Announcement

Go to market news section

Free annual report

Company	Standard Chartered PLC
TIDM	STAN
Headline	Additional Listing
Released	09:52 27-Jul-06
Number	8139G

Application has been made to The UK Listing Authority and the London Stock Exchange for a block listing of 140,000 Ordinary shares of $0.50 each under the Company's International Sharesave Scheme, to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank equally with the existing issued shares of the Company.

END

Close

Regulatory Announcement

Go to market news section

Free annual report

Company	Standard Chartered PLC
TIDM	STAN
Headline	Additional Listing
Released	09:31 26-Jul-06
Number	7415G

Application has been made to The UK Listing Authority and the London Stock Exchange for a block listing of 145,000 Ordinary shares of $0.50 each under the Company's International Sharesave Scheme, to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank equally with the existing issued shares of the Company.

END

Close

Regulatory Announcement

Go to market news section

Free annual report

Company	Standard Chartered PLC
TIDM	STAN
Headline	Additional Listing
Released	08:39 25-Jul-06
Number	6720G

Application has been made to The UK Listing Authority and the London Stock Exchange for a block listing of 140,000 Ordinary shares of $0.50 each under the Company's International Sharesave Scheme, to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank equally with the existing issued shares of the Company.

END

Close

Regulatory Announcement

Go to market news section

Free annual report

Company	Standard Chartered PLC
TIDM	STAN
Headline	Additional Listing
Released	09:43 24-Jul-06
Number	6099G

Application has been made to The UK Listing Authority and the London Stock Exchange for a block listing of 140,000 Ordinary shares of $0.50 each under the Company's International Sharesave Scheme, to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank equally with the existing issued shares of the Company.

END

Close

Regulatory Announcement

Go to market news section

Free annual report

Company	Standard Chartered PLC
TIDM	STAN
Headline	Holding(s) in Company
Released	15:54 21-Jul-06
Number	5825G

On 20 July 2006, Standard Chartered PLC (the "**Company**") was notified by Temasek Holdings (Private) Limited ("**Temasek**") under Companies Act 1985 that Temasek's wholly-owned subsidiary, Dover Investments Pte Ltd, had completed the acquisition of 152,399,222 ordinary shares in the Company announced on 27 March 2006. Temasek's notification also identified the registered holders selling the shares. These shares, together with Temasek's interest of 966,714 shares notified on 27 March 2006, represent 11.5 per cent of the issued ordinary share capital of the Company. The acquired shares comprised interests within the estate of the late Tan Sri Khoo Teck Puat ("**Estate**") and interests of Goodwood Park Hotel Limited ("**Goodwood Park**") and Glen Holdings (Pte) Limited ("**Glen**"). On 20 July 2006, the Company also received a notification on behalf of the Estate, Goodwood Park and Glen and certain other persons (together, the "**Sellers**") of the sale of these shares.

The Company was also notified on 20 July 2006 that the agreement relating to the sale and purchase contains certain provisions which mean that until 20 January 2007, under technical Companies Act provisions, the Sellers are treated as interested by attribution in ordinary shares in which Temasek is interested and vice versa. The Company was further notified that certain of the Sellers are beneficially interested in an aggregate of 183,355 ordinary shares. Accordingly, by virtue of the technical Companies Act provisions referred to above, all of the Sellers and Temasek are treated as interested by attribution in such ordinary shares.

For further information, please contact:

Sean Farrell, Head, Media Relations
+44 20 7280 7163
Sean.Farrell@uk.standardchartered.com

Romy Murray, Head, Investor Relations
+44 20 7280 7245
Romy.C.Murray@uk.standardchartered.com

END

Close

Regulatory Announcement

Go to market news section

Free annual report

Company	Standard Chartered PLC
TIDM	STAN
Headline	Holding(s) in Company
Released	15:49 07-Aug-06
Number	3531H

As notified to Standard Chartered PLC (the "Company") on 20 July 2006, the sale and purchase agreement between the estate of the late Tan Sri Khoo Teck Puat ("Estate"), Goodwood Park Hotel Limited ("Goodwood"), Glen Holdings (Pte) Limited ("Glen") and certain other persons (together, the "Sellers") and Temasek Holdings (Private) Limited ("Temasek") contains certain provisions which mean that until 20 January 2007, under technical Companies Act provisions, the Sellers are treated as interested by attribution in the ordinary shares in which Temasek is interested and vice versa.

The Company was notified on 3 August 2006 by Temasek that the particulars contained in their notification dated 27 March 2006 as updated by their notification dated 20 July 2006 had changed and the identity of the registered holder of the 152,399,222 shares was now Dover Investments Pte Ltd ("Dover"), a wholly-owned subsidiary of Temasek.

As a result, the Company was also notified on 4 August 2006 by the Sellers that they had been notified that the registered holder of the 152,399,222 shares in which they are treated as interested in by attribution is now Dover.

For further information, please contact:

Sean Farrell, Head, Media Relations
+44 20 7280 7163
Sean.Farrell@uk.standardchartered.com

Romy Murray, Head, Investor Relations
+44 20 7280 7245
Romy.C.Murray@uk.standardchartered.com

END

Close

Regulatory Announcement

Go to market news section

Free annual report

Company	Standard Chartered PLC
TIDM	STAN
Headline	Additional Listing
Released	10:00 07-Aug-06
Number	3185H

Application has been made to The UK Listing Authority and the London Stock Exchange for a block listing of 140,000 Ordinary shares of $0.50 each under the Company's International Sharesave Scheme, to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank equally with the existing issued shares of the Company.

END

Close

Regulatory Announcement

Go to market news section

Free annual report

Company	Standard Chartered PLC
TIDM	STAN
Headline	Interim Results
Released	09:15 08-Aug-06
Number	3706H

8 August 2006

TO CITY EDITORS
FOR IMMEDIATE RELEASE

STANDARD CHARTERED PLC RESULTS FOR THE SIX MONTHS ENDED 30 JUNE 2006

HIGHLIGHTS

Reported Results

- Operating income up 27 per cent to $4,112 million from $3,236 million in H1 2005 (H2 2005: $3,625 million)
- Operating profit before tax up 15 per cent to $1,527 million, compared with $1,333 million in H1 2005 (H2 2005: $1,348 million)
- Profit attributable to ordinary shareholders up 14 per cent to $1,088 million, compared to $956 million in H1 2005 (H2 2005: $961 million)
- Total assets up 16 per cent to $238 billion from $205 billion at H1 2005 (H2 2005: $215 billion)

Results excluding Korea*

- Operating income up 15 per cent to $3,378 million from $2,927 million (H2 2005: $2,977 million)
- Operating profit before tax up 6 per cent to $1,293 million, compared with $1,225 million in H1 2005 (H2 2005: $1,192 million)
- Expenses up 15 per cent to $1,765 million from $1,541 million (H2 2005: $1,638 million)
- Normalised cost income ratio of 52.2 per cent (H1 2005: 52.6 per cent, H2 2005: 54.8 per cent)

Performance Metrics**

- Normalised earnings per share up 12 per cent at 84.1 cents (H1 2005: 75.2 cents, H2 2005: 78.7 cents)
- Normalised return on ordinary shareholders' equity of 17.9 per cent (H1 2005: 18.3 per cent, H2 2005: 18.1 per cent)
- Interim dividend per share increased 10 per cent to 20.83 cents
- Normalised cost income ratio of 53.6 per cent (H1 2005: 52.6 per cent, H2 2005: 57.3 per cent)
- Total capital ratio at 14.2 per cent (H1 2005: 12.9 per cent, H2 2005: 13.6 per cent)

Significant achievements

- Record operating profit before tax up 15% despite losses in Taiwan
- Double-digit operating income growth in both Wholesale Banking and Consumer Banking
- Operating profit before tax in Korea up 50% on H2 2005
- Standard and Poors long term credit rating for Standard Chartered raised to A+

Commenting on these results, the Chairman of Standard Chartered PLC, Bryan Sanderson, said:
"This is another strong performance and reflects the successful implementation of our strategy. Our broader geographic spread and product portfolio have increased our resilience to individual market events. We are confident in our ability to continue to deliver good returns to our shareholders."

* Results excluding Korea are shown because H1 2006 includes a full six months of Standard Chartered First Bank Korea Limited (SCFB) compared to only two and a half months in H1 2005.
** Results on a normalised basis reflect the results of Standard Chartered PLC and its subsidiaries (the Group) excluding items presented in note 4 on page 37.

Standard Chartered PLC - Stock Code: 2888

	Pag(
Summary of Results	:
Chairman's Statement	4, !
Group Chief Executive's Review	6 – !
Financial Review	
Group Summary	1(
Consumer Banking	11 -1:
Wholesale Banking	13 -1!
Risk	16 – 3(
Capital	3'
Financial Statements	
Condensed Consolidated Interim Income Statement	3:
Condensed Consolidated Interim Balance Sheet	3:
Condensed Consolidated Interim Statement of Recognised Income and Expenses	3·
Condensed Consolidated Interim Cash Flow Statement	3!
Notes	36 – 3!
Additional Information	4(

Unless another currency is specified, the word "dollar" or symbol "$" in this document means United States dollar and the word "cent" or symbol "c" means one-hundredth of one United States dollar.

Within this document, the Hong Kong Special Administrative Region of the People's Republic of China is referred to as 'Hong Kong'; 'Middle East and Other South Asia' (MESA) includes: United Arab Emirates (UAE), Bahrain, Jordan, Pakistan and Bangladesh; and 'Other Asia Pacific' includes: China, Indonesia, Thailand, Taiwan and the Philippines.

	6 months ended 30.06.06 $million	6 months ended 30.06.05 $million	6 months ended 31.12.05 $million
RESULTS			
Operating income	**4,112**	3,236	3,625
Impairment losses on loans and advances	**(349)**	(194)	(125)
Operating profit before taxation	**1,527**	1,333	1,348
Profit attributable to parent company's shareholders	**1,103**	971	975
Profit attributable to ordinary shareholders*	**1,088**	956	961
BALANCE SHEET			
Total assets	**238,148**	204,643	215,096
Total equity	**13,850**	12,534	12,333
Capital base	**19,164**	15,720	17,118
INFORMATION PER ORDINARY SHARE	**Cents**	Cents	Cents
Earnings per share - normalised basis**	**84.1**	75.2	78.7
- basic	**82.8**	74.7	74.0
Dividend per share	**20.83**	18.94	45.06
Net asset value per share	**983.5**	841.0	889.4
RATIOS	**%**	%	%
Return on ordinary shareholders' equity – normalised basis**	**17.9**	18.3	18.1
Cost income ratio – normalised basis**	**53.6**	52.6	57.3
Capital ratios:			
Tier 1 capital	**8.4**	7.3	7.7
Total capital	**14.2**	12.9	13.6

* Profit attributable to ordinary shareholders is after the deduction of dividends payable to the holders of the non-cumulative redeemable preference shares (see note 3 on page 37).

** Results on a normalised basis reflect the results of the Group excluding items presented in note 4 on page 37.

2006 first-half results

I am pleased to report another strong first half performance for Standard Chartered:

- Income is up 27 per cent to over $4.1 billion
- Operating profit before tax is up 15 per cent to $1.5 billion
- Good earnings per share (EPS) growth with normalised EPS up 12 per cent at 84.1 cents per share

The Board has declared an interim dividend per share of 20.83 cents, up 10 percent.

This is another strong performance from Standard Chartered and reflects the successful implementation of our strategy. Our broader geographic spread and product portfolio have increased our resilience to individual market events. This approach is helping us deliver shareholder value and consistent performance.

Economic growth

We have been operating in a strong global economy and in recent years the economies across our regions have experienced strong growth, rising trade, robust domestic demand and low inflation.

However, at this stage of the economic cycle it is natural to expect increased volatility and uncertainty in financial markets, as growth rates appear to peak, interest rates rise and inflation increases. Uncertainty has been compounded by the pace of oil price rises, the imbalances in the world economy and by the fact that, in recent years, some financial markets have not priced sufficiently for risk.

Recent months have seen heightened risk aversion, with emerging markets most affected, and a more testing time lies ahead as liquidity conditions around the world tighten.

However these factors need to be put in context.

Economic growth rates across Asia, Africa and the Middle East are expected to continue to exceed growth rates within OECD economies. Overall, across the markets in which Standard Chartered operates, the economic and policy climate has improved tremendously. Compared with a decade ago, inflation across emerging markets has fallen from around 66 per cent on average to 8 per cent. Then, less than 15 per cent of emerging market economies would have been regarded as investment grade; now that figure is just over 40 per cent. Across Asia, current account positions have improved and, in addition, Asian countries now hold two-thirds of global currency reserves. In the Middle East, liquidity is ample. In 2005 this region had a trade surplus of $211 billion, even higher than Asia's huge surplus of $174 billion. Africa has benefited from high commodity prices and has seen improved macro-economic policy-making, helped by debt relief.

Economic trends

Emerging markets in general are in a far better position to cope than previously. Both the resilience of these markets and their ability to benefit from some of the underlying trends in the global economy give us confidence.

Many of the changes we have made as a bank position us well to maximise the opportunities and minimise the risks presented by these economic developments. The breadth of our markets and the diversity of our earnings give us confidence that we remain well placed to deliver consistent results against this backdrop.

An infrastructure boom is underway across Asia, Africa and the Middle East, as economies there diversify and also seek to grow domestic demand. Asia looks set to add three-quarters of a billion jobs over the next decade as the region witnesses an emerging debt-free middle class and China and India emerge as powerful economies.

Financial markets are set to deepen, broaden and grow, hand in hand with economic growth across Asia, economic diversification across the Middle East and economic emergence within Africa. We also expect further currency shifts as the Gulf introduces a single currency at the end of this decade and as more economies across Asia seek to manage their currencies against their trade baskets.

New trade corridors continue to emerge. We are already witnessing increased flows of commodities, goods, services, finance and capital, people and remittances.

Intra-Asian trade is rising sharply, reflecting the growth of China, the emergence of regional companies and multinational firms shifting their investment towards Asia. Supply chains across Asia have become interlinked, resulting in better specialisation and more efficient resource allocation, promoting regional integration and growth. Inter-regional trade has risen sharply. Sino-African trade has risen from $6.5 billion in 1999 to $40 billion in 2005. New trade corridors are a clear indication of shifting economic, social and political ties. Many economies in Asia and other emerging regions should now be viewed as drivers of future global growth.

Governance

In environments as dynamic as those in which we operate, governance is more important than ever.

Our Board has been further strengthened by the appointment of a new, independent Non-Executive Director. Lord Turner has rich experience in business and public life, including banking, consulting and his leadership of the Confederation of British Industry in the 1990s. Most recently he is known for his work as the Chairman of the UK's Independent Pensions Commission. We are delighted to welcome him to our Board. In addition, at the end of this year, Rudy Markham takes on additional Board responsibilities, bringing his great experience and insight to his role as our new Senior Independent Director.

Summary

Standard Chartered continues to make excellent progress and is in good financial shape, a message endorsed by the recent upgrade to our credit ratings. It is well positioned to maximise the opportunities and minimise the risks presented by recent economic developments. The Group has appropriate governance in place.

The breadth of our markets and the diversity of our earnings give us confidence in our ability to continue to deliver good returns to our shareholders.

Bryan Sanderson CBE

Chairman

8 August 2006

Performance

Through the disciplined execution of our strategy and the hard work of our teams around the world, we have delivered another set of strong results:

- We are driving strong organic growth, supported by balance between and within our businesses, and by our geographic diversity.
- SC First Bank in Korea is performing well.
- We are maintaining our discipline in managing expenses and risk.
- We are continuing to invest for the future.

Since the first half of 2001 normalised earnings per share have grown by 16 per cent (compound annual growth rate) and income has grown by 14 per cent. Our track record is clear and we are proud of the performance culture we have built across the Group.

Delivering on management agenda

At the beginning of the year we stated the priorities for 2006:

- Accelerate growth in both businesses, focusing on priority markets
  - Deepen client relationships in Wholesale Banking
  - Enter new customer segments in Consumer Banking
- Drive growth and performance in Korea
- Excel in service and innovation
- Lead by Example in corporate responsibility

In each of these areas we are making good progress.

Wholesale Banking

In Wholesale Banking, growth is coming from deepening of client relationships, as a broader product array and more effective cross-selling lead to increased client income. The transformation of Wholesale Banking continues.

These results demonstrate that our network gives us a clear competitive advantage. Our ability to originate and deliver complex cross border transactions is also driving income growth.

As a result, we are becoming a leader in many geographies with a range of innovative products, services and transactions. We are currently in the top two for All Asian currencies fixed income transactions and the top three for Asia-Pacific syndicated loans. Our project finance business, started in 2003, is now in the top two across Asia (ex-Japan, Australia). We launched our India mergers and acquisitions (M&A) advisory group just under three years ago, and it is now the leader in cross border M&A in that market. In July, in Malaysia, we concluded the first ever Islamic Banking cross-currency swap transaction in the country. We now offer a 'round the clock', 24 hour trade processing service in several markets – an example of our innovation in more traditional banking services.

Consumer Banking

In Consumer Banking, we have achieved widespread, double-digit growth across an increasingly broad footprint. Our increased focus on segments such as Small and Medium Enterprises (SME) and Wealth Management is delivering good results, with SME customer assets up 15 per cent and Wealth Management income up 46 per cent.

Consumer Banking's priorities continue to be product innovation, service excellence and investment for the future.

In product innovation, we have led the market with HIBOR-based mortgages in Hong Kong this year. Other product launches across our network include Express Trade for SME clients in six markets and the launch of the Manhattan credit card in its fifth major market.

We are continuing to focus on customer service. For example, in the United Arab Emirates, the Bank now offers a guaranteed one-day turnaround time for delivery of a new Manhattan or Gold

Credit card, and we are now the leading issuer in UAE.

We continue to invest for the future – in new products, more branches and ATMs, in our infrastructure and in the skills of our people.

Korea

In Korea we said we would drive growth and performance. Korea had a good first half and we continue to achieve growth with a stream of successful product launches. In Consumer Banking we provided products and account services for over 500,000 new customers. In Wholesale Banking overall, income has grown by 28 per cent over consecutive half years and we continue to see strong growth in client income.

Service and innovation

We remain determined to excel in service and innovation. Our Outserve programme has achieved a great deal, and we are now building on our established approach and studying leading businesses in other industries to find new ways to improve our performance. The operations team plays a significant part in our Outserve journey – for example, we now offer service guarantees on a range of banking services in a number of markets, which is creating competitive advantage.

Across the Group we continue to focus on business efficiency and expense management. We are creating the room to invest and we are making significant progress in improving the infrastructure of the Bank. The upgrading of our core banking platforms and consolidation of our data centres continues. All of these elements ultimately add to the efficiency of our business and the quality of our service.

Leading by Example

Finally on the 2006 agenda, we continue to take steps to Lead by Example in corporate responsibility, not just by funding long-term programmes such as Seeing Is Believing and Living with HIV, but also by ensuring that we build a sustainable business and take a long term view of the consequences of our actions. Delivering a sustainable business means attracting high quality staff, offering the right products and services, contributing to a sustainable environment and ensuring that we have the trust of customers, shareholders, employees and other interested groups. We seek to support sustainable economic development through social inclusion, environmental protection and good governance. In a world in which companies' actions are increasingly under scrutiny, these elements are becoming more interlinked.

We are making good progress with our priorities and the management agenda will continue to drive our growth in the second half of 2006.

Investing for growth

The last few years have seen focused and accelerated investment, in key markets and on targeted products, which is now paying off and generating excellent returns. We are continuing to invest in distribution, infrastructure, product innovation and people. Organic income growth in the first half of 2006 was strong and produced approximately two thirds of the Group's increase in income. We now have 16 markets producing first-half income in excess of $50 million.

The Bank is increasingly well balanced. Our spread of geographies and business activities helps us to weather storms and ensure our continued performance; for example, the unsecured loan impairment charge in Taiwan has been offset by strong growth in many of our other markets.

Our growth story can be highlighted by three major geographies.

India

In India, in the first half of 2006 our income grew by 26 per cent and operating profit by over 50 per cent over the same period a year before. We have opened 16 of our new consumer finance centres in major Indian cities so far this year. This gives us a network of 81 branches, 185 ATMs, and 21 consumer finance centres. We now have over 14,000 employees in India, in the businesses and the Group's shared service centre in Chennai. In Wholesale Banking in India, our client income in the first half of 2006 was more than the total client income for all of 2004. We have increased the number of locations where we offer services to local corporates from 16 to 33 and almost doubled the number of relationship managers.

The opportunities presented by India's young population and its dynamic business environment are huge. India is an emerging economic giant, we have a major presence in the market and it plays a key part in our future growth plans.

Africa

Africa is benefiting from high commodity and energy prices. It is a diverse continent, including several economies forecast to grow at six per cent or more – including Nigeria, Tanzania, Ghana, Zambia and Botswana. In parts of our Africa franchise we have significant market shares, and in others we are building our presence – for example in Nigeria, where we are seeing very strong momentum. We are uniquely positioned as the only international bank with a strong presence in both Asia and Africa and we are benefiting from emerging Africa-Asia trade corridors, particularly involving China.

MESA

The MESA region continues to grow well, with income up 25 per cent, and we have seen particularly strong income growth in the first half from Pakistan and the UAE. We are the largest international bank in growing markets such as Bahrain, Jordan, Pakistan and Bangladesh, and the region is an area of key management, investment and strategic focus for us.

Standard Chartered is a leading bank in Abu Dhabi and Dubai, where the potential is huge. The new Dubai International Financial Centre (DIFC) will be a world-class regional capital markets centre and provide a gateway for flows into and from the region. Standard Chartered was the first commercial bank to be licensed when DIFC opened in September 2004.

We have a new building in the DIFC Gate Precinct and will locate 500 staff there later this year.

Alliances and acquisitions

Alliances and acquisitions actively support our growth story, often through niche and infill acquisitions. A recent example is the announcement in June of our agreement to purchase a 25 per cent stake in First Africa, a leading pan-African corporate finance advisory business, which will bring new opportunities for Wholesale Banking. Where we see that shareholder value can be created, either through better market penetration, major synergies or extended product reach, we will make major acquisitions such as Korea First Bank. Our first-half results for Korea demonstrate our ability to make investments generate good returns.

Investing in the Brand

Our brand recognition continues to grow, not only in established markets such as Hong Kong but also in our newer markets like Korea. This year we have strengthened the brand further by investing in a new campaign that reflects the Bank's values and our customers' aspirations.

Diversity

An important feature of the Bank is its diversity, not just of products and geographies but of people. We now have 27 nationalities in our top management population of 400, up from 22 nationalities in 2005 and we have 22 nationalities represented in our current graduate intake. As the world becomes one market, leading businesses will increasingly distinguish themselves through their international understanding and their talented workforces. We are, and will continue to be, one of those businesses, strengthening our management teams to ensure we have the right people in place to create, and then capitalise on, opportunities.

Outlook

The Group has made strong progress in the first half of 2006. The outlook is positive, and we expect continued good income momentum. We will maintain our focus on expense management and expense growth should be broadly in line with income growth for the full year. We will continue to take a balanced approach to risk, whilst recognising the changes in the external environment.

In summary

We are confident that we can continue to build on our track record of strong performance. Standard

Chartered is well positioned in dynamic markets, making good strategic progress and investing for future growth. We are optimistic about the future.

E Mervyn Davies CBE
Group Chief Executive
8 August 2006

GROUP SUMMARY

The Group has delivered another set of strong results in the six months ended 30 June 2006. Operating income increased 27 per cent, or $876 million, to $4,112 million and operating profit before tax of $1,527 million was up 15 per cent over the same period in 2005. Normalised earnings per share increased by 12 per cent to 84.1 cents. (Refer to note 4 on page 37).

The Group has owned SCFB since 15 April 2005. On 28 November 2005 the assets and businesses of the Standard Chartered Bank branch in Korea were transferred to SCFB. The impact of the post acquisition results of SCFB in the 2005 results, together with the transfer of the branch, affect the comparability of the results for the six months to 30 June 2006 with the equivalent period in 2005. The 2005 results for "Korea" reflect a full six months of the Standard Chartered Bank branch together with the post acquisition results of SCFB. To facilitate effective comparison, the table below and most of the subsequent discussion, segments the results of the Korea business from the results of the rest of the Group.

	6 months ended 30.06		
	Korea $million	Ex Korea $million	As report $milli
Net interest income	548	1,962	2,5
Fees and commissions income, net	68	826	8
Net trading income	51	480	5
Other operating income	67	110	1
	186	1,416	1,6
Operating income	734	3,378	4,1
Operating expenses	(460)	(1,765)	(2,2
Operating profit before impairment losses	274	1,613	1,8
Impairment losses on loans and advances	(40)	(309)	(3
Other impairment	–	(8)	
Loss from associate	–	(3)	
Operating profit before taxation	234	1,293	1,5

	6 months ended 30.06.05*			6 months ended 31.12.(		
	Korea $million	Ex Korea $million	As reported $million	Korea $million	Ex Korea $million	As repor $milli
Net interest income	235	1,737	1,972	590	1,773	2,3
Fees and commissions income, net	29	698	727	16	752	7
Net trading income	34	375	409	29	331	3
Other operating income	11	117	128	13	121	1
	74	1,190	1,264	58	1,204	1,2
Operating income	309	2,927	3,236	648	2,977	3,6
Operating expenses	(167)	(1,541)	(1,708)	(465)	(1,638)	(2,1
Operating profit before impairment losses	142	1,386	1,528	183	1,339	1,5
Impairment losses on loans and advances	(34)	(160)	(194)	(27)	(98)	(1
Other impairment	–	(1)	(1)	–	(49)	(
Loss from associate	–	–	–	–	–	
Operating profit before taxation	108	1,225	1,333	156	1,192	1,3

* Restated. See note 6 on pages 38 and 39.

Operating Income and Profit Excluding Korea

Operating income grew 15 per cent, or $451 million, to $3,378 million over the equivalent prior year period, Consumer Banking and Wholesale Banking each delivering double-digit income growth. The growth in the first half reflected the effects of prior year investment with good growth being achieved across an increasingly broad range of geographies, products and customer segments.

Net interest income grew $225 million, or 13 per cent, to $1,962 million. Net interest margin was 2.5 per cent, down from 2.6 per cent in the first half of last year reflecting continued pressure on asset margins, particularly mortgages.

Fees and commissions increased by $128 million, or 18 per cent, to $826 million. This increase was driven mainly by higher volumes in wealth management, cash management and global markets products across most markets.

Net trading income grew by $105 million, or 28 per cent, to $480 million driven in part due to higher volumes of foreign exchange dealing in Wholesale Banking. Other operating income decreased $7 million, or six per cent, to $110 million.

Operating expenses grew $224 million, or 15 per cent, to $1,765 million, with the normalised cost income ratio falling to 52.2 per cent compared to 52.6 per cent in the first half last year. Expense growth was broadly in line with income growth with technology production and operations expenses held flat. This allowed both Consumer Banking and Wholesale Banking businesses to continue to invest in new products, infrastructure and sales capability to support double-digit operating income growth.

Operating profit before impairment increased $227 million, or 16 per cent, to $1,613 million.

Impairment losses on loans and advances increased by $149 million, or 93 per cent, to $309 million. This was primarily due to the increase in the impairment charge for the Consumer Banking unsecured portfolio in Taiwan. Wholesale Banking continued to benefit from a benign credit environment in most markets.

Operating profit before taxation grew $68 million, or six per cent, to $1,293 million.

Korea Operating Income and Profit

The results for Korea for the first half of 2005 only include SCFB for less than half of that period. It is therefore more useful to compare the current period's results for Korea against the second half of 2005. Operating income grew by $86 million, or 13 per cent, to $734 million driven by strong income growth in both the Consumer and Wholesale businesses. Operating expenses decreased slightly by one per cent to $460 million. Operating profit before impairment consequently increased by 50 per cent, or $91 million. Loan impairment increased by 48 per cent, or $13 million, with most of the increment in Consumer Banking. Operating profit increased by 50 per cent, or $78 million.

CONSUMER BANKING

To provide meaningful comparison Consumer Banking excluding Korea is compared against the first half of 2005 whilst Consumer Banking in Korea is shown against the second half of 2005.

Consumer Banking Excluding Korea

Operating income was up $151 million, or 10 per cent, to $1,665 million, with growth spread across a broad range of markets. Hong Kong and Singapore achieved growth of around four per cent and these two markets now account for 41 per cent of total income compared to 43 per cent in the equivalent period last year. Outside these two markets income grew 14 per cent, with particularly strong growth in Middle East and Other South Asia (MESA) which rose by 34 per cent.

Income growth was driven primarily by wealth management products and the Small and Medium Enterprise (SME) customer segment. Income from deposits grew significantly reflecting both increased volumes of customer deposits and improved margins. Assets remained broadly flat, with a decline in mortgages offsetting increases in SME and unsecured lending.

Expenses grew $67 million or nine per cent to $832 million. This increase included expenditure to support the growth of China and Japan, and in our private banking and consumer finance activities. Investment was also made to enhance product distribution capabilities. The impact on expenses of increased product volumes has been largely offset by gains from operational efficiencies.

Operating profit before impairment grew $84 million or 11 per cent.

Impairment losses more than doubled, by $213 million to $372 million. The majority of this rise came from the unsecured portfolio in Taiwan, where the banking industry as a whole has been adversely affected by a sharp increase in customer default rates. The loan impairment charge in Taiwan increased to $203 million in the first half of 2006 from $75 million in the second half of 2005 (and $23 million in the first half of 2005). These provisions include a discount on the original interest rate on the restructured portfolio of $28 million. Recent indications are that conditions are continuing to improve and it is expected that there will be a sharp reduction in the loan impairment charge in Taiwan in the second half of the year. However, given recent and prospective regulatory changes, there remains considerable uncertainty about the evolution of the consumer credit market. Impairment losses outside Taiwan increased by $33 million or 24 per cent, reflecting changes in the mix and maturity of the portfolio, plus some deterioration in credit quality in Thailand and Indonesia due to the economic environment.

Consumer Banking operating profit fell $129 million, or 22 per cent, to $461 million compared to the first half of 2005. This fall was primarily due to the loan impairment charges taken in Taiwan which more than offset the increase in operating profit before impairment.

Hong Kong delivered an increase in operating profit of nine per cent to $280 million. Income growth was four per cent whilst expenses rose by one per cent. Operating profit before impairment profit grew six per cent. New products such as the Marathon Savings Account, and increased marketing activity, together with better margins, drove double-digit operating income growth in wealth management and deposit balances. The SME segment also recorded double-digit income growth with good prospects for the future. The loan impairment charge decreased 21 per cent or $6 million compared to the prior period.

In Singapore, income was up four per cent on the first half of 2005, driven by strong growth in wealth management products and the SME segment. There was continued product innovation through the period including, for example, the launch of foreign currency and SME saver accounts. In an intensely competitive market, mortgage margins remained under pressure. Expenses grew six per cent to $66 million driven by investment in new products. Loan impairment decreased six per cent reflecting a broadly benign consumer credit environment. Operating profit increased five per cent to $88 million. Assets were down seven

per cent with increases in SME lending offset by a decline in mortgage assets.

In Malaysia income increased 11 per cent to $112 million. Strong income growth in wealth management and the SME segment, underpinned by the success of new product launches, including Islamic SME products, more than offset a lower performance in mortgages, where income fell due to margin compression. Operating expenses increased $3 million or seven per cent to $49 million. Loan impairment reduced six per cent reflecting the benefit of provision releases. Operating profit increased 24 per cent to $47 million.

In Other Asia Pacific, income growth of nine per cent was driven by strong balance sheet growth in all products. In China income more than doubled with good growth in the SME segment. Indonesia and Thailand also delivered double-digit income growth. These performances were offset by subdued income performance in Taiwan. Operating expenses increased by 15 per cent reflecting investment for future growth. Loan impairment increased due primarily to Taiwan, but also reflecting slightly more difficult credit conditions in Thailand and Indonesia.

India's income increased 10 per cent over the equivalent period driven by growth in wealth management products and the SME segment. This was partially offset by a decline in mortgage income. Investment in new product and sales capabilities was achieved within expense growth of five per cent due to redeployment of resources and other efficiency initiatives.

Operating income in MESA increased by 34 per cent to $238 million. This strong performance was led by wealth management, credit cards and the SME segment. Investments targeted at infrastructure and distribution channels to sustain good income growth increased expenses by 38 per cent to $116 million. Loan impairment increased 14 per cent to $16 million. Assets grew nine per cent.

In Africa, operating profit grew 19 per cent to $25 million as a result of income growth of three per cent and a reduction in expenses of six per cent; wealth management income grew rapidly driven by new product launches and a new sales model, whilst expenses were reduced as a result of productivity gains and disciplined cost control. Loan impairment increased to $9 million. Assets grew by 30 per cent driven by unsecured lending.

The Americas, UK and Group Head Office saw an increase in operating profit from $5 million to $11 million, driven primarily by higher income from the Jersey business.

Korea Consumer Banking

Consumer Banking's results in Korea are compared to the second half of 2005. On this basis operating income increased nine per cent to $530 million driven by wealth management products and the SME segment. Product innovation in wealth management attracted new accounts and fresh funds, with the new e-Click product attracting over 250,000 new accounts.

There was a decline in mortgage margins due to a combination of the interest rate environment and competitive activity. Expenses were held broadly flat compared to the previous period. Operating profit before impairment increased by $46 million or 43 per cent. Loan impairment increased $11 million to $33 million. Assets have grown five per cent driven by mortgages and unsecured lending.

The following tables provide an analysis of operating profit by geographic segment for Consumer Banking:

					6 months ended 30.06
					Asia Paci
	Hong Kong $million	Singapore $million	Malaysia $million	Korea $million	Oth A Paci $milli
Operating Income	505	170	112	530	3
Expenses	(203)	(66)	(49)	(378)	(1!
Loan impairment	(22)	(16)	(16)	(33)	(2:
Operating profit	280	88	47	119	(1‹

						6 months ended 30.06.
	India $million	Middle East & Other S Asia $million	Africa $million	Americas UK & Group Head Office $million	Consumer Banking Total Ex Korea $million	Consumer Banki To $milli
Operating Income	158	238	128	37	1,665	2,1!
Expenses	(90)	(116)	(94)	(28)	(832)	(1,2!
Loan impairment	(20)	(16)	(9)	2	(372)	(4(
Operating profit	48	106	25	11	461	5:

					6 months ended 30.06
					Asia Paci
	Hong Kong $million	Singapore $million	Malaysia $million	Korea $million	Oth A Paci $milli
Operating Income	485	163	101	209	2!
Expenses	(201)	(62)	(46)	(123)	(1(
Loan impairment	(28)	(17)	(17)	(34)	(!

Operating profit	256	84	38	52	

6 months ended 30.06.

	India $million	Middle East & Other S Asia $million	Africa $million	Americas UK & Group Head Office $million	Consumer Banking Total Ex Korea $million	Consumer Banki Tc $milli
Operating Income	143	177	124	29	1,514	1,7
Expenses	(86)	(84)	(100)	(24)	(765)	(8
Loan impairment	(27)	(14)	(3)	–	(159)	(1
Operating profit	30	79	21	5	590	6

6 months ended 31.12.

					Asia Paci
	Hong Kong $million	Singapore $million	Malaysia $million	Korea $million	Ot A Paci $milli
Operating Income*	491	161	109	488	3
Expenses	(214)	(64)	(49)	(382)	(1
Loan impairment	(6)	(13)	(20)	(22)	(1
Other impairment	–	–	–	–	
Operating profit	271	84	40	84	

6 months ended 31.12.

	India $million	Middle East & Other S Asia $million	Africa $million	Americas UK & Group Head Office $million	Consumer Banking Total Ex Korea $million	Consumer Banki Tc $milli
Operating Income*	143	202	134	32	1,591	2,0
Expenses	(93)	(98)	(105)	(28)	(831)	(1,2
Loan impairment	(29)	(19)	(10)	–	(210)	(2
Other impairment	–	–	(3)	–	(3)	
Operating profit	21	85	16	4	547	6

* As more fully explained in note 6 on pages 38 and 39, internal income has been restated. The impact is to reduce Consumer Banking total operating income by $5 million in the second half of 2005 with a corresponding increase in Wholesale Banking.

CONSUMER BANKING CONTINUED

An analysis of Consumer Banking income by product is set out below:

Operating Income by Product	6 months ended 30.06.		
	Total $million	Korea $million	Ex Ko $milli
Cards and Loans	824	180	6
Wealth Management and Deposits	926	179	7
Mortgages and Auto Finance	388	157	2
Other	57	14	
	2,195	530	1,6

Operating Income by Product	6 months ended 30.06.05*			6 months ended 31.12.0		
	Total $million	Korea $million	Ex Korea $million	Total $million	Korea $million	Ex Ko $milli
Cards and Loans	706	88	618	822	186	6
Wealth Management and Deposits	634	53	581	808	159	6
Mortgages and Auto Finance	350	66	284	408	141	2
Other	33	2	31	41	2	
	1,723	209	1,514	2,079	488	1,5

* Restated. See note 6 on pages 38 and 39.

Product Performance Excluding Korea

Credit cards and personal loans delivered a $26 million, or four per cent, increase in operating income to $644 million. In Hong Kong new credit card launches, including co-branded, helped increase customer balances over the equivalent period last year. Good asset growth was also seen in Pakistan, India and Thailand, all of whom recorded double-digit growth in unsecured outstandings.

In wealth management, deposit growth and improved margins have been the primary drivers of a $166 million, or 29 per cent, growth in income to $747 million. This improvement was seen in most countries, with strong contributors being Hong Kong, Singapore, India and the MESA region. Deposit product innovation, such as an Islamic savings account in MESA, has helped attract new customers and funds in a number of markets.

Mortgage margins continued to be under pressure in a number of markets, driven by the rising interest rate environment and competitor pricing. Mortgage outstandings fell $1,412 million or six per cent to $20,799 million. These effects served to reduce mortgage and auto finance income by $53 million or 19 per cent to $231 million. In several markets, such as Hong Kong and Singapore, product innovation and repricing actions have helped mitigate the effects of margin compression, although the near term outlook continues to be challenging.

Korea Product Performance

Comparisons are against the second half of 2005.

Wealth management and deposits income grew 13 per cent or $20 million to $179 million on the back of new product launches. Overall credit card operating income fell three per cent from the previous period. Mortgage income grew 11 per cent or $16 million, with growth in outstandings more than offsetting the impact of margin pressure.

WHOLESALE BANKING

As with Consumer Banking, the performance of Wholesale Banking excluding Korea is compared to the first half of 2005, whilst Wholesale Banking in Korea is compared to the second half of 2005.

Wholesale Banking Excluding Korea

Wholesale Banking had a very strong first half with the client focused strategy again delivering significant income growth across multiple geographies, products and segments.

Income grew $300 million, or 21 per cent, to $1,713 million underpinned by client income growth of 21 per cent. Client income continues to comprise around four fifths of total income and is the key driver of sustained growth. The pace of income growth in products such as foreign exchange, debt capital markets syndications, derivatives and options, reflects the significant investments in previous years.

Operating expense growth was 20 per cent or $157 million. Investment spend was targeted at expanding product reach and capability, upgrading systems infrastructure, expanding client coverage and reinforcing compliance and control.

Operating profit before impairment losses grew 22 per cent or $143 million.

The net loan impairment release was $63 million compared to a net charge of $1 million in the equivalent period last year. This net release reflected the continued benign credit environment, with new provisions of only $31 million, and continued success in achieving recoveries.

WHOLESALE BANKING CONTINUED

The following tables provide an analysis of operating profit by geographic segment for Wholesale Banking:

	6 months ended 30.06.				
	Asia Paci				
	Hong Kong $million	Singapore $million	Malaysia $million	Korea $million	Oth A Paci $milli
Operating Income	289	120	76	204	2
Expenses	(141)	(71)	(30)	(82)	(1
Loan impairment	30	(3)	4	(7)	(
Other impairment	–	–	–	–	
Operating profit	178	46	50	115	1

	6 months ended 30.06.					
	India $million	Middle East & Other S Asia $million	Africa $million	Americas UK & Group Head Office $million	Wholesale Banking Total Ex Korea $million	Wholesale Banki To $milli
Operating Income	222	244	187	310	1,713	1,9
Expenses	(70)	(109)	(107)	(255)	(933)	(1,0
Loan impairment	13	2	(8)	27	63	
Other impairment	–	–	(6)	(2)	(8)	
Operating profit	165	137	66	80	835	9

	6 months ended 30.06				
	Asia Paci				
	Hong Kong $million	Singapore $million	Malaysia $million	Korea $million	Ot A Paci $milli
Operating Income*	265	98	55	100	2
Expenses	(116)	(61)	(27)	(44)	(13
Loan impairment	(41)	(17)	3	–	(
Other impairment	(1)	–	–	–	
Operating profit	107	20	31	56	1

	6 months ended 30.06.					
	India $million	Middle East & Other S Asia $million	Africa $million	Americas UK & Group Head Office $million	Wholesale Banking Total Ex Korea $million	Wholesale Banki To $milli
Operating Income*	159	210	131	263	1,413	1,5
Expenses	(57)	(74)	(95)	(212)	(776)	(8
Loan impairment	4	(1)	(27)	14	(1)	
Other impairment	1	–	–	(1)	(1)	
Operating profit	107	135	9	64	635	6

	6 months ended 31.12.				
	Asia Paci				
	Hong Kong $million	Singapore $million	Malaysia $million	Korea $million	Ot A Paci $milli
Operating Income*	243	92	70	160	2
Expenses	(118)	(59)	(28)	(83)	(13
Loan impairment	(42)	4	4	(5)	
Other impairment	–	–	–	–	
Operating profit	83	37	46	72	1

	6 months ended 31.12.					
	India $million	Middle East & Other S Asia $million	Africa $million	Americas UK & Group Head Office $million	Wholesale Banking Total Ex Korea $million	Wholesale Banki To $milli

Operating Income*	148	223	164	232	1,386	1,5
Expenses	(70)	(83)	(99)	(216)	(807)	(8
Loan impairment	2	43	(3)	51	112	1
Other impairment	–	–	(8)	(2)	(10)	(
Operating profit	80	183	54	65	681	7

* As more fully explained in note 6 on pages 38 and 39, internal income has been restated. The impact is to increase Wholesale Banking total operating income by $5 million in the second half of 2005 with a corresponding decrease in Consumer Banking.

When looking at the performance of Wholesale Banking on a geographic basis it is important to note that it is a network business. This means the geographic segmentation can give a somewhat imperfect view of the relative performance of different parts of the business.

In Hong Kong, income grew $24 million, or nine per cent, to $289 million, with a sharp 47 per cent increase in global markets' sales, particularly in derivatives and foreign exchange. Cash management benefited from the favourable interest rate environment and custody from active equity markets. Expenses grew 22 per cent to $141 million with most of this increase directed towards building the sales force, product capabilities, and deepening income generation from existing client relationships. Recoveries drove a sharp improvement in the loan impairment charge with a net release of $30 million.

WHOLESALE BANKING CONTINUED

Income in Singapore was up 22 per cent to $120 million. Cash management benefited from the interest rate environment and helped to deliver 25 per cent client income growth. Global markets' sales were up 37 per cent driven by derivatives and foreign exchange products together with strong contributions from corporate finance and syndications. Much of this growth came from global corporates. Expenses grew 16 per cent to $71 million reflecting increased investments in product and sales capabilities to sustain the strong client income momentum.

In Malaysia, income increased 38 per cent to $76 million with strong growth in cash management and foreign exchange, particularly in the local corporate segment. Expenses increased 11 per cent to $30 million.

Other Asia Pacific delivered strong income growth of 14 per cent to $265 million, with expenses rising 12 per cent, to $150 million. Operating profit before impairment increased 17 per cent or $17 million. Loan impairment was only $2 million but in the absence of the significant loan impairment releases and recoveries seen last year, operating profit was lower by 30 per cent at $113 million.

India delivered operating income growth of $63 million or 40 per cent to $222 million. Operating income was driven by cash management, trade finance, derivatives and foreign exchange, and corporate finance, and also benefited from legal recoveries. Expenses increased 23 per cent with investment in new products, infrastructure and sales. Loan impairment benefited from the benign credit environment, with recoveries and releases contributing to a net credit of $13 million. Operating profit increased 54 per cent.

Operating income in MESA rose 16 per cent to $244 million. Client income grew 23 per cent driven by a strong performance in cash management. Corporate finance and strong interest rate derivatives performance also contributed to income growth. Investments in staff and in infrastructure to support the double-digit income growth increased expenses 47 per cent to $109 million. Operating profit in MESA grew by one per cent to $137 million.

In Africa, income at $187 million was up 43 per cent on the prior period. Operating income improvements were driven by product sales and strong trading results from asset and liability management (ALM). Client income growth was particularly strong in Kenya, Ghana and Nigeria. Expenses increased 13 per cent. Operating profit increased $57 million to $66 million. Africa also benefited from the absence of the hyperinflationary charge of $44 million taken in the first half of 2005.

Operating income in the Americas, UK and Group Head Office increased by 18 per cent to $310 million. Expenses grew by 20 per cent reflecting investment in products and sales. Strong loan recoveries helped drive operating profit up 25 per cent.

Korea Wholesale Banking
Wholesale Banking's results in Korea are compared to the second half of 2005. Operating income increased by 28 per cent and operating profit increased by 60 per cent to $115 million. The increase in operating income was primarily driven by trade and lending and by global markets' products, particularly derivatives and foreign exchange.

An analysis of Wholesale Banking income by product is set out below:

	6 months ended 30.06.		
Operating Income by Product	**Total $million**	**Korea $million**	**Ex Kor[illegible] $milli[illegible]**
Trade and Lending	511	77	4[illegible]
Global Markets**	925	86	8[illegible]
Cash Management and Custody	481	41	4[illegible]
	1,917	204	1,7[illegible]

	6 months ended 30.06.05*			6 months ended 31.12.[illegible]		
Operating Income by Product	Total $million	Korea $million	Ex Korea $million	Total $million	Korea $million	Ex Kor[illegible] $milli[illegible]
Trade and Lending	438	33	405	442	45	3[illegible]
Global Markets**	756	58	698	681	65	6[illegible]
Cash Management and Custody	319	9	310	423	50	3[illegible]
	1,513	100	1,413	1,546	160	1,3[illegible]

* Restated. See note 6 on pages 38 and 39.

** Global markets comprises the following businesses: derivatives and foreign exchange, debt capital markets, corporate finance and ALM.

Product Performance Excluding Korea

Trade and lending income increased seven per cent to $434 million. Trade balances grew, with a double-digit increase in volumes, more than offsetting the impact of tightening margins whilst lending income was broadly flat due to margin compression and tight discipline on asset growth.

Global markets' income grew strongly by $141 million or 20 per cent to $839 million. Rates and foreign exchange sales benefited from a more sophisticated suite of products aided by market volatility resulting in increased penetration amongst local corporates. The debt capital markets business grew significantly as both product and distribution capability was expanded. In addition corporate finance achieved good growth. ALM income was down over the equivalent period.

Cash management and custody income was up 42 per cent at $440 million. The drivers of this increase were both increased balances, up almost 25 per cent year on year, as well as improved margins in a higher rate environment.

RISK

Through its risk management structure the Group seeks to manage efficiently the core risks: credit, market, country and liquidity risk. These arise directly through the Group's commercial activities whilst compliance and regulatory risk, operational risk and reputational risks are normal consequences of any business undertaking.

The basic principles of risk management followed by the Group include:

- ensuring that business activities are controlled on the basis of risk adjusted return;
- managing risk within agreed parameters with risk quantified wherever possible;
- assessing risk at the outset and throughout the time that the Group continues to be exposed to it;
- abiding by all applicable laws and regulations and good governance standards in every country in which the Group does business;
- applying high and consistent ethical standards to the Group's relationships with all customers, employees and other stakeholders; and
- undertaking activities in accordance with fundamental control standards. These controls include the disciplines of planning, monitoring, segregation, authorisation and approval, recording, safeguarding, reconciliation and valuation.

Risk Management Framework

Ultimate responsibility for the effective management of risk rests with the Company's Board. Acting with authority delegated by the Board, the Audit and Risk Committee (ARC), whose members are all independent Non-Executive Directors of the Company, reviews specific risk areas and monitors the activities of the Group Risk Committee (GRC) and the Group Asset and Liability Committee (GALCO).

GRC is responsible for credit risk, market risk, operational risk, compliance and regulatory risk, legal risk and reputational risk. GALCO is responsible for liquidity risk, structural interest rate and foreign exchange exposures, and for capital ratios.

All the Group Executive Directors (GEDs) of Standard Chartered PLC, directors of Standard Chartered Bank and the Group Head of Risk and Group Special Asset Management (Group Head of Risk) are members of the GRC. This Committee is chaired by the Group Head of Risk. The GRC is responsible for agreeing Group standards for risk measurement and management, and also delegating authorities and responsibilities to risk committees and the Group and Regional Credit Committees and Risk Officers.

The committee process is designed to ensure that standards and policies are cascaded down through the organisation from the Board through the GRC and the GALCO to the functional, regional and country level committees. Key information is communicated through the country, regional and functional committees to Group so as to provide assurance that standards and policies are being followed.

The Group Finance Director and the Group Head of Risk manage a risk function that is separate from the business line which:

- recommends Group standards and policies for risk measurement and management;
- monitors and reports Group risk exposures for country, credit, market and operational risk;
- approves market risk limits and monitors exposure;
- sets country risk limits and monitors exposure;
- chairs the credit committee and delegates credit authorities;
- validates risk models; and
- recommends risk appetite and strategy.

Individual GEDs are accountable for risk management in their businesses and support functions, and for countries where they have governance responsibilities. This includes:

- implementing the policies and standards as agreed by the GRC across all business activity;
- managing risk in line with appetite levels agreed by the GRC; and
- developing and maintaining appropriate risk management infrastructure and systems to facilitate compliance with risk policy.

The Group's Risk Management Framework identifies 18 risk types, which are managed by designated Risk Type Owners (RTOs), who are all approved persons under the FSA regulatory framework and who have responsibility for setting minimum standards and governance and assurance processes. The RTOs report up through specialist risk committees to the GRC, or in the case of Liquidity Risk, to the GALCO.

The Group Finance Director and the Group Head of Risk, together with Group Internal Audit, provide assurance that risk is being measured and managed in accordance with the Group's standards and policies.

RISK continued.

Credit Risk Management

Credit risk is the risk that a counterparty will not settle its obligations in accordance with agreed terms.

Credit exposures include individual borrowers and connected groups of counterparties and portfolios in the banking and trading books.

The GRC has clear responsibility for credit risk. Standards are approved by the GRC, which oversees the delegation of credit authorities through the Group Finance Director to the Group Head of Risk, the Group and Regional Credit Committees and independent Risk Officers at Group and at the Wholesale Banking and Consumer Banking business levels.

Procedures for managing credit risk are determined at the business levels with specific policies and procedures being adapted to different risk environment and business goals. The Risk Officers are located in the businesses to maximise the efficiency of decision making, but have a reporting line which is separate from the business lines into the Group Head of Risk.

The businesses working with the Risk Officer take responsibility for managing pricing for risk, portfolio diversification and overall asset quality within the requirements of Group standards, policies and business strategy.

Wholesale Banking

Within the Wholesale Banking business, a numerical grading system is used for quantifying the risk associated with a counterparty. The grading is based on a probability of default measure, with customers analysed against a range of quantitative and qualitative measures. There is a clear segregation of duties with loan applications being prepared separately from the approval chain. Significant exposures are reviewed and approved centrally through a Group or Regional level Credit Committee. These Committees are responsible to the GRC.

Consumer Banking

For Consumer Banking, standard credit application forms are generally used, which are processed in central units using manual or automated approval processes as appropriate to the customer, the product or the market. As with Wholesale Banking, origination and approval roles are segregated.

Loan Portfolio

Total loans and advances to customers have increased by 12 per cent to $120 billion over the equivalent period last year.

The Wholesale Banking portfolio is well diversified across both geography and industry, with no significant concentration to sub-industry classification levels under manufacturing, financing, insurance and business services, commerce or transport, storage and communication.

RISK continued

					30.06
					Asia Paci
	Hong Kong $million	Singapore $million	Malaysia $million	Korea $million	Oth A Paci $milli
Loans to individuals					
Mortgages	11,281	3,903	2,562	23,240	1,0
Other	2,132	1,044	725	4,727	3,1
Small and medium enterprises	861	1,651	840	4,754	9
Consumer Banking	14,274	6,598	4,127	32,721	5,1
Agriculture, forestry and fishing	22	24	43	9	[illegible]
Construction	72	33	23	141	[illegible]
Commerce	1,291	1,132	328	278	8
Electricity, gas and water	347	16	61	50	2
Financing, insurance and business services	2,535	1,460	687	1,748	1,1
Governments	–	2,625	3,199	15	1
Mining and quarrying	–	–	8	64	2
Manufacturing	1,773	360	402	2,865	3,0
Commercial real estate	1,249	589	7	737	5
Transport, storage and communication	567	243	106	170	2
Other	112	115	39	–	
Wholesale Banking	7,968	6,597	4,903	6,077	6,6
Portfolio impairment provision	(54)	(26)	(23)	(74)	(1
Total loans and advances to customers	22,188	13,169	9,007	38,724	11,6
Total loans and advances to banks	3,131	1,155	153	1,835	3,4

					30.06.
	India $million	Middle East & Other S Asia $million	Africa $million	Americas UK & Group Head Office $million	To $milli
Loans to individuals					
Mortgages	1,440	159	214	144	44,0
Other	924	2,160	442	148	15,4
Small and medium enterprises	389	90	116	–	9,6
Consumer Banking	2,753	2,409	772	292	69,0
Agriculture, forestry and fishing	83	71	150	378	8
Construction	248	290	48	18	9
Commerce	469	1,530	359	1,343	7,5
Electricity, gas and water	26	228	54	684	1,7
Financing, insurance and business services	466	1,048	119	1,589	10,8
Governments	–	84	–	282	6,3
Mining and quarrying	28	207	104	863	1,5
Manufacturing	1,310	1,392	491	2,191	13,8
Commercial real estate	238	3	7	7	3,3
Transport, storage and communication	101	647	138	1,661	3,8
Other	3	266	24	55	6
Wholesale Banking	2,972	5,766	1,494	9,071	51,5
Portfolio impairment provision	(30)	(32)	(10)	(7)	(4

Total loans and advances to customers	**5,695**	**8,143**	**2,256**	**9,356**	**120,1·**
Total loans and advances to banks	**285**	**1,501**	**563**	**5,586**	**17,6·**

Total loans and advances to customers include $595 million held at fair value through profit or loss. Total loans and advances to banks include $892 million held at fair value through profit or loss account.

RISK CONTINUED

					30.06.
					Asia Paci
	Hong Kong $million	Singapore $million	Malaysia $million	Korea $million	Ot A Paci $mill
Loans to individuals					
Mortgages	12,599	4,416	2,559	18,792	8
Other	1,967	1,087	538	3,691	2,9
Small and medium enterprises	761	1,618	705	4,475	3
Consumer Banking	15,327	7,121	3,802	26,958	4,1
Agriculture, forestry and fishing	-	19	54	–	
Construction	64	240	10	14	
Commerce	1,765	948	189	347	8
Electricity, gas and water	507	21	90	76	2
Financing, insurance and business services	1,450	909	628	2,467	9
Governments	–	1,520	1,270	51	2
Mining and quarrying	–	31	30	5	2
Manufacturing	1,531	288	273	1,382	2,5
Commercial real estate	1,181	629	1	1,116	4
Transport, storage and communication	296	299	75	211	2
Other	18	68	52	441	1
Wholesale Banking	6,812	4,972	2,672	6,110	6,0
Portfolio impairment Provision	(37)	(29)	(23)	(61)	(
Total loans and advances to customers	22,102	12,064	6,451	33,007	10,1
Total loans and advances to banks	3,667	2,956	474	2,804	1,5

					30.06.
	India $million	#Middle East & Other S Asia $million	Africa $million	Americas UK & Group Head Office $million	#To $mill
Loans to individuals					
Mortgages	1,390	81	85	186	41,0
Other	1,269	2,052	413	216	14,1
Small and medium enterprises	281	84	92	–	8,3
Consumer Banking	2,940	2,217	590	402	63,5
Agriculture, forestry and fishing	15	20	146	283	6
Construction	99	202	47	31	7
Commerce	270	1,373	339	894	6,9
Electricity, gas and water	108	185	31	636	1,8
Financing, insurance and business services	605	1,555	170	1,956	10,7
Governments	-	72	-	506	3,6
Mining and quarrying	9	133	106	729	1,2
Manufacturing	837	1,427	423	2,220	10,9
Commercial real estate	9	1	33	1	3,4
Transport, storage and communication	220	349	127	1,051	2,8
Other	59	201	12	70	1,0
Wholesale Banking	2,231	5,518	1,434	8,377	44,1
Portfolio impairment Provision	(33)	(29)	(10)	(22)	(3
Total loans and advances to customers	5,138	7,706	2,014	8,757	107,3

Total loans and advances to banks	195	1,166	199	7,898	20,9:

A reclassification of $997 million from Other to Small and medium enterprises that was made at 30 June 2005 has been reversed.

Total loans and advances to customers include $871 million held at fair value through profit or loss. Total loans and advances to banks include $1,081 million held at fair value through profit or loss account.

RISK CONTINUED

					31.12.
					Asia Paci
	Hong Kong $million	Singapore $million	Malaysia $million	Korea $million	Ot A Paci $milli
Loans to individuals					
Mortgages	12,051	4,129	2,532	22,522	9
Other	2,154	1,043	663	3,954	3,1
Small and medium enterprises	791	1,673	794	4,727	9
Consumer Banking	14,996	6,845	3,989	31,203	5,1
Agriculture, forestry and fishing	24	–	44	9	1
Construction	91	48	11	90	
Commerce	2,004	958	325	237	5
Electricity, gas and water	290	1	65	17	2
Financing, insurance and business services	1,425	925	589	1,135	1,0
Governments	–	2,323	1,976	66	1
Mining and quarrying	24	11	8	19	1
Manufacturing	1,223	302	344	1,702	2,9
Commercial real estate	1,194	834	3	797	5
Transport, storage and communication	320	235	240	80	3
Other	50	85	49	750	
Wholesale Banking	6,645	5,722	3,654	4,902	6,1
Portfolio impairment provision	(57)	(26)	(30)	(68)	(1
Total loans and advances to customers	21,584	12,541	7,613	36,037	11,2
Total loans and advances to banks	5,688	2,431	173	3,222	2,2

					31.12.
	India $million	Middle East & Other S Asia $million	Africa $million	Americas UK & Group Head Office $million	To $milli
Loans to individuals					
Mortgages	1,469	132	88	152	44,0
Other	947	2,001	525	158	14,5
Small and medium enterprises	332	78	107	–	9,4
Consumer Banking	2,748	2,211	720	310	68,1
Agriculture, forestry and fishing	17	25	183	234	6
Construction	139	223	41	6	7
Commerce	392	1,324	420	819	7,0
Electricity, gas and water	49	180	12	664	1,5
Financing, insurance and business services	502	1,235	168	1,842	8,8
Governments	–	70	7	331	4,8
Mining and quarrying	10	185	75	656	1,1
Manufacturing	1,019	1,210	402	2,186	11,3
Commercial real estate	61	5	13	18	3,4
Transport, storage and communication	108	452	174	1,477	3,3
Other	5	257	46	40	1,2
Wholesale Banking	2,302	5,166	1,541	8,273	44,3
Portfolio impairment provision	(33)	(29)	(10)	(7)	(3
Total loans and advances to customers	5,017	7,348	2,251	8,576	112,1

Total loans and advances to banks	238	1,255	313	7,426	22,9;

Total loans and advances to customers include $386 million held at fair value through profit or loss. Total loans and advances to banks include $1,258 million held at fair value through profit or loss account.

RISK CONTINUED

Maturity analysis

Approximately 49 per cent of the Group's loans and advances are short term having a contractual maturity of one year or less. The Wholesale Banking portfolio is predominately short term, with 79 per cent of loans and advances having a contractual maturity of one year or less. In Consumer Banking, 64 per cent of the portfolio is in the mortgage book, traditionally longer term in nature. Whilst the Other and SME loans in Consumer Banking have short contractual maturities, in the normal course of business they may be renewed and repaid over longer terms.

	30.06.06			
	One year or less $million	One to five years $million	Over five years $million	Total $million
Consumer Banking				
Mortgages	3,513	9,201	31,325	44,039
Other	8,527	5,882	1,007	15,416
SME	5,827	2,038	1,744	9,609
Total	17,867	17,121	34,076	69,064
Wholesale Banking	40,942	7,443	3,150	51,535
Portfolio impairment provision				(454)
Loans and advances to customers	58,809	24,564	37,226	120,145

	30.06.05			
	One year or less $million	One to five years $million	Over five years $million	Total $million
Consumer Banking				
Mortgages	5,016	10,432	25,555	41,003
Other	7,259	5,079	1,838	14,176
SME	6,117	415	1,799	8,331
Total	18,392	15,926	29,192	63,510
Wholesale Banking	32,898	7,572	3,715	44,185
Portfolio impairment provision				(314)
Loans and advances to customers	51,290	23,498	32,907	107,381

	31.12.05			
	One year or less $million	One to five years $million	Over five years $million	Total $million
Consumer Banking				
Mortgages	4,756	9,598	29,717	44,071
Other	8,352	4,666	1,572	14,590
SME	5,883	1,687	1,921	9,491
Total	18,991	15,951	33,210	68,152
Wholesale Banking	33,450	7,246	3,696	44,392
Portfolio impairment provision				(367)
Loans and advances to customers	52,441	23,197	36,906	112,177

RISK continued

Problem Credit Management and Provisioning

Consumer Banking

An account is considered to be in default when payment is not received on the due date. Accounts that are overdue by more than 30 days (60 days for mortgages) are considered delinquent. These accounts are closely monitored and subject to a special collections process. Accounts that are overdue by more than 90 days are considered non-performing. For mortgages those accounts more than 150 days past due are considered non-performing.

The process used for raising provisions is dependant on the product. For mortgages, individual provisions are generally raised at 150 days past due, and for other secured products at 90 days past due, based on the difference between the outstanding amount of the loan and the present value of the estimated future cash flows. For unsecured products individual provisions are raised, and loans are charged off at 150 days past due.

A portfolio impairment provision is held to cover the inherent risk of losses, which, although not identified individually, are known by experience to be present in the loan portfolio including performing loans and loans overdue. The provision is set with reference to past experience using flow rate methodology as well as taking account of judgemental factors such as the economic and business environment in our core markets, and the trends in a range of portfolio indicators.

The cover ratio reflects the extent that the gross non-performing loans are covered by the individual and portfolio impairment provisions. The balance of non-performing loans not covered by impairment provisions reflects the level of collateral held and/or the estimated net value of any recoveries.

The following tables set out the total non-performing portfolio in Consumer Banking:

					30.06.
					Asia Paci
	Hong Kong $million	Singapore $million	Malaysia $million	Korea $million	Ot A Paci $milli
Loans and advances					
Gross non-performing	102	113	186	683	1[illegible]
Individual impairment provision	(27)	(33)	(67)	(287)	([illegible]
Non-performing loans net of individual impairment provision	75	80	119	396	[illegible]
Portfolio impairment provision					
Net non-performing loans and advances					
Cover ratio					

					30.06.
	India $million	Middle East & Other S Asia $million	Africa $million	Americas UK & Group Head Office $million	To $milli
Loans and advances					
Gross non-performing	48	26	17	20	1,3[illegible]
Individual impairment provision	(14)	(18)	(11)	–	(5[illegible]
Non-performing loans net of individual impairment provision	34	8	6	20	8[illegible]
Portfolio impairment provision					(3[illegible]
Net non-performing loans and advances					4[illegible]
Cover ratio					68[illegible]

					30.06.0
					Asia Paci
	Hong Kong $million	Singapore $million	Malaysia $million	Korea $million	Ot A Paci $milli
Loans and advances					
Gross non-performing	69	124	162	868	[illegible]
Individual impairment provision	(28)	(29)	(61)	(302)	([illegible]
Non-performing loans net of					

individual impairment provision	41	95	101	566	
Portfolio impairment provision					
Net non-performing loans and advances					
Cover ratio					

					30.06.0
	India $million	Middle East & Other S Asia $million	Africa $million	Americas UK & Group Head Office $million	Tc $milli
Loans and advances					
Gross non-performing	42	37	16	31	1,4
Individual impairment provision	(12)	(29)	(7)	(5)	(4
Non-performing loans net of individual impairment provision	30	8	9	26	9
Portfolio impairment provision					(2
Net non-performing loans and advances					6
Cover ratio					51

* The balance sheet as at 30 June 2005 has been restated to reflect the revised fair values of assets and liabilities acquired on the acquisition of SCFB.

RISK CONTINUED

					31.12.0 Asia Paci
	Hong Kong $million	Singapore $million	Malaysia $million	Korea $million	Ot A Paci $milli
Loans and advances					
Gross non-performing	81	117	171	856	1
Individual impairment provision	(22)	(31)	(63)	(310)	(
Non-performing loans net of individual impairment provision	59	86	108	546	.
Portfolio impairment provision					
Net non-performing loans and advances					
Cover ratio					

					31.12.0
	India $million	Middle East & Other S Asia $million	Africa $million	Americas UK & Group Head Office $million	Tc $milli
Loans and advances					
Gross non-performing	53	22	17	29	1,4
Individual impairment provision	(13)	(16)	(9)	(3)	(5
Non-performing loans net of individual impairment provision	40	6	8	26	9
Portfolio impairment provision					(2
Net non-performing loans and advances					6
Cover ratio					5

* The balance sheet as at 30 June 2005 has been restated to reflect the revised fair values of assets and liabilities acquired on the acquisition of SCFB

Wholesale Banking

In Wholesale Banking, accounts or portfolios are placed on Early Alert when they display signs of weakness. Such accounts and portfolios are subject to a dedicated process with oversight involving senior Risk Officers and Group Special Assets Management (GSAM). Account plans are re-evaluated and remedial actions are agreed and monitored until complete. Remedial actions include, but are not limited to, exposure reduction, security enhancement, exit of the account or immediate movement of the account into the control of GSAM, the specialist recovery unit.

Loans are designated as impaired and considered non-performing as soon as payment of interest or principal is 90 days or more overdue or where recognised weakness implies that full payment of either interest or principal is questionable. Impaired accounts are managed by GSAM, which is independent of the main businesses of the Group. Where the principal, or a portion thereof, is considered uncollectible, an individual impairment provision is raised being the difference between the loan carrying amount and the present value of estimated future cash flows arising from the loan, including the value of any realisable collateral. In any decision relating to the raising of provisions, the Group attempts to balance economic conditions, local knowledge and experience, and the results of independent asset reviews.

Where it is considered that there is no realistic prospect of recovering an element of an account against which an impairment provision has been raised, then that amount will be written off.

A portfolio impairment provision is held to cover the inherent risk of losses, which, although not identified, are known by experience to be present in any loan portfolio. The provision is not held to cover losses arising from future events. In Wholesale Banking, the portfolio impairment provision is set with reference to past experience using expected loss and judgemental factors such as the economic environment and the trends in key portfolio indicators.

The cover ratio reflects the extent to which the gross non-performing loans are covered by the individual and portfolio impairment provisions. At 79 per cent, the Wholesale Banking non-performing portfolio is well covered. The balance uncovered by impairment provision represents the value of collateral held and/or the Group's estimate of the net value of any work-out strategy.

The following tables set out the total non-performing portfolio in Wholesale Banking:

					30.06. Asia Paci
	Hong Kong $million	Singapore $million	Malaysia $million	Korea $million	Ot A Paci $milli
Loans and advances					

Gross non-performing	295	113	32	125	1:
Individual Impairment provision	(176)	(85)	(31)	(45)	(1(
Non-performing loans and advances net of individual impairment provision	119	28	1	80	
Portfolio impairment provision					
Net non-performing loans and advances					
Cover ratio					

					30.06.
	India $million	Middle East & Other S Asia $million	Africa $million	Americas UK & Group Head Office $million	To $milli
Loans and advances					
Gross non-performing	28	45	97	219	1,0'
Individual Impairment provision	(23)	(30)	(57)	(204)	(7:
Non-performing loans and advances net of individual impairment provision	5	15	40	15	3:
Portfolio impairment provision					(!
Net non-performing loans and advances					2:
Cover ratio					79

RISK CONTINUED

	30.06.				
	Asia Paci				
	Hong Kong $million	Singapore $million	Malaysia $million	Korea $million	Ot A Paci $milli
Loans and advances					
Gross non-performing	356	135	50	150	1
Individual Impairment provision	(300)	(116)	(47)	(50)	(1
Non-performing loans and advances net of individual impairment provision	56	19	3	100	
Portfolio impairment provision					
Net non-performing loans and advances					
Cover ratio					

	30.06.				
	India $million	Middle East & Other S Asia $million	Africa $million	Americas UK & Group Head Office $million	To $milli
Loans and advances					
Gross non-performing	79	96	85	489	1,6
Individual Impairment provision	(32)	(84)	(50)	(407)	(1,2
Non-performing loans and advances net of individual impairment provision	47	12	35	82	3
Portfolio impairment provision					(
Net non-performing loans and advances					2
Cover ratio					8

	31.12.				
	Asia Paci				
	Hong Kong $million	Singapore $million	Malaysia $million	Korea $million	Ot A Paci $milli
Loans and advances					
Gross non-performing	355	125	36	156	1
Individual Impairment provision	(257)	(109)	(33)	(51)	(1
Non-performing loans and advances net of individual impairment provision	98	16	3	105	
Portfolio impairment provision					
Net non-performing loans and advances					
Cover ratio					

	31.12.				
	India $million	Middle East & Other S Asia $million	Africa $million	Americas UK & Group Head Office $million	To $milli
Loans and advances					
Gross non-performing	83	60	89	210	1,2
Individual Impairment provision	(27)	(48)	(51)	(164)	(8
Non-performing loans and					

advances net of individual impairment provision	56	12	38	46	3
Portfolio impairment provision					(
Net non-performing loans and advances					2
Cover ratio					7

RISK CONTINUED

Movement in Group Individual Impairment Provision

The following tables set out the movements in the Group's total individual impairment provisions against loans and advances:

					30.06. Asia Paci
	Hong Kong $million	Singapore $million	Malaysia $million	Korea $million	Ot A Paci $milli
Provisions held at 1 January 2006	279	140	96	361	1
Exchange translation differences	–	5	3	23	
Amounts written off	(37)	(51)	(24)	(63)	(1
Recoveries of amounts previously written off	30	4	6	–	
Discount unwind	(2)	(1)	(2)	(18)	
Other	(63)	–	–	–	
New provisions	59	36	49	48	2
Recoveries/provisions no longer required	(63)	(15)	(30)	(19)	(
Net charge against/(credit) to profit	(4)	21	19	29	1
Provisions held at 30 June 2006	203	118	98	332	1

					30.06.
	India $million	Middle East & Other S Asia $million	Africa $million	Americas UK & Group Head Office $million	To $milli
Provisions held at 1 January 2006	40	64	60	167	1,3
Exchange translation differences	(1)	(1)	(1)	6	[illegible]
Amounts written off	(33)	(33)	(6)	(4)	(4
Recoveries of amounts previously written off	9	6	–	1	[illegible]
Discount unwind	–	–	(1)	(1)	(
Other	1	–	–	65	
New provisions	37	27	25	2	4
Recoveries/provisions no longer required	(16)	(15)	(9)	(32)	(21
Net charge against/(credit) to profit	21	12	16	(30)	2
Provisions held at 30 June 2006	37	48	68	204	1,3

					30.06. Asia Paci
	Hong Kong $million	Singapore $million	Malaysia $million	Korea $million	Ot A Paci $mill
Provisions held at 1 January 2005	294	119	127	1	3
Exchange translation differences	2	(4)	–	(3)	
Amounts written off	(48)	(9)	(36)	(17)	(1
Recoveries of amounts previously written off	17	3	5	–	
Acquisitions	–	–	–	352	
Discount unwind	(3)	(2)	(2)	(9)	
Other	–	–	4	–	
New provisions	92	56	26	31	
Recoveries/provisions					

no longer required	(26)	(18)	(16)	(3)	(
Net charge against/(credit) to profit	66	38	10	28	(
Provisions held at 30 June 2005	328	145	108	352	1

					30.06.
	India $million	Middle East & Other S Asia $million	Africa $ million	Americas UK & Group Head Office $million	To $milli
Provisions held at 1 January 2005	43	125	64	457	1,5
Exchange translation differences	–	(2)	(4)	(6)	(
Amounts written off	(30)	(27)	(21)	(30)	(3
Recoveries of amounts previously written off	11	6	2	5	(
Acquisitions	–	–	–	–	3
Discount unwind	–	1	(3)	(3)	(
Other	–	–	–	–	
New provisions	57	25	28	2	3
Recoveries/provisions no longer required	(37)	(15)	(9)	(13)	(2
Net charge against/(credit) to profit	20	10	19	(11)	1
Provisions held at 30 June 2005	44	113	57	412	1,7

RISK CONTINUED

	31.12.				
					Asia Paci
	Hong Kong $million	Singapore $million	Malaysia $million	Korea $million	Ot A Paci $milli
Provisions held at 1 July 2005	328	145	108	352	1'
Exchange translation differences	(9)	2	1	7	
Amounts written off	(108)	(21)	(22)	(4)	('
Recoveries of amounts previously written off	32	3	6	5	:
Discount unwind	–	(1)	(2)	(19)	
Other	1	–	(4)	–	:
New provisions	73	36	36	26	:
Recoveries/provisions no longer required	(38)	(24)	(27)	(6)	(‹
Net charge against/(credit) to profit	35	12	9	20	:
Provisions held at 31 December 2005	279	140	96	361	1'

	31.12.				
	India $million	Middle East & Other S Asia $million	Africa $ million	Americas UK & Group Head Office $million	To $milli
Provisions held at 1 July 2005	44	113	57	412	1,7:
Exchange translation differences	(1)	7	–	(7)	ı
Amounts written off	(36)	(43)	(22)	(193)	(51
Recoveries of amounts previously written off	10	8	2	2	!
Discount unwind	(1)	(1)	1	(2)	(:
Other	(1)	1	(2)	3	:
New provisions	48	23	32	10	3(
Recoveries/provisions no longer required	(23)	(44)	(8)	(58)	(2;
Net charge against/(credit) to profit	25	(21)	24	(48)	
Provisions held at 31 December 2005	40	64	60	167	1,3!

Country Risk

Country Risk is the risk that a counterparty is unable to meet its contractual obligations as a result of adverse economic conditions or actions taken by governments in the relevant country.

The GRC approves country risk. The setting and management of country limits is delegated to the Group Head, Credit and Country Risk.

The business and Country Chief Executive Officers manage exposures within these limits and policies. Countries designated as higher risk are subject to increased central monitoring. Cross border assets comprise loans and advances, interest bearing deposits with other banks, trade and other bills, acceptances, amounts receivable under finance leases, certificates of deposit, and other negotiable paper and investment securities, where the counterparty is resident in a country other than that where the cross border assets are recorded. Cross border assets also include exposures to local residents denominated in currencies other than the local currency.

RISK continued

The following table, based on the Bank of England Cross Border Reporting (CE) guidelines, shows the Group's cross border assets including acceptances where they exceed one per cent of the Group's total assets.

	30.06.06				30.06.05			
	Public sector $million	Banks $million	Other $million	Total $million	Public sector $million	Banks $million	Other $million	Tot $millio
Korea	**14**	**1,500**	**2,854**	**4,368**	15	1,644	2,228	3,88
Hong Kong	**1**	**480**	**3,846**	**4,327**	2	218	2,731	2,95
USA	**881**	**540**	**2,673**	**4,094**	1,676	830	2,637	5,14
Australia	**–**	**2,667**	**259**	**2,926**	1	1,806	129	1,93
France	**137**	**2,530**	**214**	**2,881**	164	2,032	194	2,39
Singapore	**–**	**716**	**2,132**	**2,848**	1	173	2,075	2,24
India	**2**	**1,028**	**1,652**	**2,682**	49	885	1,252	2,18
China	**57**	**1,073**	**1,322**	**2,452**	41	903	1,233	2,17

	31.12.05			
	Public sector $million	Banks $million	Other $million	Tot $millio
Korea	13	1,476	2,006	3,49
Hong Kong	1	311	2,776	3,08
USA	1,227	555	2,505	4,28
Australia	–	1,587	242	1,82
France	159	2,550	155	2,86
Singapore	–	326	1,945	2,27
India	1	949	1,456	2,40
China	63	982	1,405	2,45

RISK CONTINUED

Market Risk

The Group recognises market risk as the exposure created by potential changes in market prices and rates. The Group is exposed to market risk arising principally from customer driven transactions.

Market Risk is governed by the GRC, which agrees policies and levels of risk appetite in terms of Value at Risk (VaR). The Group Market Risk Committee (GMRC) provides market risk oversight and guidance on policy setting. Policies cover the trading book of the Group and also market risks within the banking book. Trading and banking books are defined as per the Financial Services Authority (FSA) Handbook IPRU (Bank). Limits by location and portfolio are proposed by the businesses within the terms of agreed policy. Group Market Risk (GMR) approves the limits within delegated authorities and monitors exposures against these limits.

GMR complements the VaR measurement by regularly stress testing market risk exposures to highlight potential risk that may arise from extreme market events that are rare but plausible.

Stress testing is an integral part of the market risk management framework and considers both historical market events and forward looking scenarios. Ad hoc scenarios are also prepared in response to particular market conditions. A consistent stress testing approach is applied to trading and banking books.

Stress scenarios are regularly updated to reflect changes in risk profile and economic events. GMRC has responsibility for reviewing stress exposures and, where necessary, enforcing reductions in overall market risk exposure. GRC considers stress testing as part of its oversight of risk appetite.

The stress test methodology assumes that management action would be limited during a stress event, reflecting the decrease in liquidity that often occurs.

VaR models are back tested against actual results to ensure pre-determined levels of accuracy are maintained.

Additional limits are placed on specific instruments and currency concentrations where appropriate. Sensitivity measures are used in addition to VaR as risk management tools. Option risks are controlled through revaluation limits on currency and volatility shifts, limits on volatility risk by currency pair and other underlying variables that determine the options' value.

Value at Risk

The Group uses historical simulation to measure VaR on all market risk related activities.

The total VaR for trading and banking books combined at 30 June 2006 was $9.7 million (30 June 2005: $12.9 million, 31 December 2005: $10.8 million).

Interest rate related VaR for trading and banking books was $9.2 million (30 June 2005: $14.0 million, 31 December 2005: $10.3 million) and foreign exchange related VaR was $2.9 million (30 June 2005: $1.4 million, 31 December 2005: $1.1 million).

The average total VaR for trading and banking books during the period to 30 June 2006 was $10.7 million (30 June 2005: $14.3 million, 31 December 2005: $12.4 million) with a maximum exposure of $12.7 million.

VaR for interest rate risk in the banking books of the Group totalled $8.4 million at 30 June 2006 (30 June 2005: $10.8 million, 31 December 2005: $9.2 million).

The Group has no significant trading exposure to equity or commodity price risk.

The average daily income earned from market risk related activities was $5.5 million, compared with $4.1 million during the period to 30 June 2005 and $4.5 million in the period to 31 December 2005.

FOREIGN EXCHANGE EXPOSURE

The Group's foreign exchange exposures comprise trading and banking foreign currency translation exposures and structural currency exposures in net investments in non-US dollar units.

Foreign exchange trading exposures are principally derived from customer driven transactions. The average daily income from foreign exchange trading businesses during the period was $2.6 million (30 June 2005: $2.1 million, 31 December $2.0 million).

INTEREST RATE EXPOSURE

The Group's interest rate exposures comprise trading exposures and non-trading interest rate exposures. Structural interest rate risk arises from the differing re-pricing characteristics of commercial banking assets and liabilities. The average daily income from interest rate trading businesses during the period was $2.9 million (30 June 2005: $2.4 million, 31 December 2005: $2.1 million).

DERIVATIVES

Derivatives are contracts whose characteristics and value derive from underlying financial instruments, interest and exchange rates or indices. They include futures, forwards, swaps and options transactions in the foreign exchange, credit and interest rate markets. Derivatives are an important risk management tool for banks and their customers because they can be used to manage the risk of price, interest rate and exchange rate movements.

The Group's derivative transactions are principally in instruments where the mark-to-market values are readily determinable by reference to independent prices and valuation quotes or by using standard industry pricing models.

The Group enters into derivative contracts in the normal course of business to meet customer requirements and to manage its own exposure to fluctuations in interest, credit and exchange rates.

Derivatives are carried at fair value and shown in the balance sheet as separate totals of assets and liabilities. Recognition of fair value gains and losses depends on whether the derivatives are classified as trading or for hedging purposes.

The Group applies a future exposure methodology to manage counterparty credit exposure associated with derivative transactions.

RISK CONTINUED

Hedging
In accounting terms, hedges are classified into three typical types: fair value hedges, where fixed rates of interest or foreign exchange are exchanged for floating rates; cash flow hedges, where variable rates of interest or foreign exchange are exchanged for fixed rates, and hedges of net investments in overseas operations translated to the parent company's functional currency, US dollars. The Group uses futures, forwards, swaps and options transactions in the foreign exchange and interest rate markets to hedge risk.

The Group may hedge the value of its foreign currency denominated investments in subsidiaries and branches where it considers there is a risk of a significant exchange rate movement. In general, however, management believes that the Group's reserves are sufficient to absorb any foreseeable adverse currency depreciation.

The effect of exchange rate movements on the capital risk asset ratio is mitigated by the fact that both the net asset value of these investments and the risk weighted value of assets and contingent liabilities follow substantially the same exchange rate movements.

Liquidity Risk
The Group defines liquidity risk as the risk that the bank either does not have sufficient financial resources available to meet all its obligations and commitments as they fall due, or can access them only at excessive cost.

It is the policy of the Group to maintain adequate liquidity at all times, in all geographical locations and for all currencies. Hence the Group aims to be in a position to meet all obligations, to repay depositors, to fulfil commitments to lend and to meet any other commitments made as they fall due.

Liquidity risk management is governed by GALCO, which is chaired by the Group Finance Director. GALCO is responsible for both statutory and prudential liquidity. These responsibilities are managed through the provision of authorities, policies and procedures that are co-ordinated by the Liquidity Management Committee with regional and country Asset and Liability Committees (ALCOs).

Due to the diversified nature of the Group's business, the Group's policy is that liquidity is more effectively managed in-country. Each Country ALCO is responsible for ensuring that the country is self-sufficient and is able to meet all its obligations to make payments as they fall due. The Country ALCO has primary responsibility for compliance with regulations and Group policy, and for maintaining a Country Liquidity Crisis Contingency Plan.

A substantial portion of the Group's assets are funded by customer deposits made up of current and savings accounts and other deposits. These customer deposits, which are widely diversified by type and maturity, represent a stable source of funds. Lending is normally funded by liabilities in the same currency.

The Group also maintains significant levels of marketable securities, either for compliance with local statutory requirements or as prudential investments of surplus funds.

The GALCO also oversees the structural foreign exchange and interest rate exposures that arise within the Group. These responsibilities are managed through the provision of authorities, policies and procedures that are co-ordinated by the Capital Management Committee. Policies and guidelines for the maintenance of capital ratio levels are approved by GALCO. Compliance with Group ratios is monitored centrally by Group Corporate Treasury, while local requirements are monitored by the local ALCO.

Policies and guidelines for the setting and maintenance of capital ratio levels are also delegated by GALCO. Group ratios are monitored centrally by Group Corporate Treasury, while local requirements are monitored by the local ALCO.

Operational Risk
Operational risk is the risk of direct or indirect loss due to an event or action resulting from the failure of technology, processes, infrastructure, personnel and other risks having an operational impact. The Group seeks to ensure that key operational risks are managed in a timely and effective manner through a framework of policies, procedures and tools to identify, assess, monitor, control, and report such risks.

The Group Operational Risk Committee (GORC) has been established to supervise and direct the management of operational risks across the Group. GORC is also responsible for ensuring adequate and appropriate policies and procedures are in place for the identification, assessment, monitoring, control and reporting of operational risks.

A separate Group operational risk function is responsible for establishing and maintaining the overall operational risk framework, and for monitoring the Group's key operational risk exposures. This unit is supported by Wholesale Banking and Consumer Banking Operational Risk units. These units are responsible for ensuring compliance with policies and procedures in the business, monitoring key operational risk exposures, and for the provision of guidance to the respective business areas on operational risk.

Compliance with operational risk policies and procedures is the responsibility of all managers. Every country operates a Country Operational Risk Group (CORG). The CORG has in-country governance responsibility for ensuring that an appropriate and robust risk management framework is in place to monitor and manage operational risk.

Compliance and Regulatory Risk
Compliance and Regulatory risk includes the risk of non-compliance with regulatory requirements in a country in which the Group operates. The Group Compliance and Regulatory Risk function is responsible for establishing and maintaining an appropriate framework of Group compliance policies and procedures. Compliance with such policies and procedures is the responsibility of all managers.

Legal Risk
Legal risk is the risk of unexpected loss, including reputational loss, arising from defective transactions or contracts, claims being made or some other event resulting in a liability or other loss for the Group, failure to protect the title to and ability to control the

rights to assets of the Group (including intellectual property rights), changes in the law, or jurisdictional risk. The Group manages legal risk through the Group Legal Risk Committee, Legal Risk policies and procedures and effective use of its internal and external lawyers.

RISK CONTINUED

Reputational Risk

Reputational Risk is the risk of failing to meet the standards of performance or behaviour required or expected by stakeholders in commercial activities or the way in which business is conducted. Reputational Risks arise as a result of poor management of issues occurring in one or more of the primary banking risk areas (Credit, Market, Operational risk areas) and/or from Social, Ethical or Environmental Risk issues. All members of staff have a responsibility for maintaining the Group's reputation.

From an organisational perspective, the Group manages reputational risk through a combination of Country Management Committees and the Group Reputational Risk Committee. Wholesale Banking has a specialised Reputational Risk Committee which reviews individual transactions. In Consumer Banking, potential reputational risks resulting from transactions or products are reviewed by the Product and Reputational Risk Committee.

A critical element of the role of the Group Reputational Risk Committee is to act as a radar for the Group in relation to the identification of emerging or thematic risks.

At a country level, the Country Chief Executive Officer (CEO) is responsible for the Group's reputation in their market. The Country CEO and their Management Committee must actively:

- Promote awareness and application of the Group's policy and procedures regarding Reputational Risk;
- Encourage business and functions to take account of the Group's reputation in all decision-making, including dealings with customers and suppliers;
- Implement effective functioning of the in-country reporting system to ensure their management committee is alerted of all potential issues; and
- Promote effective, proactive stakeholder management.

Independent Monitoring

Group Internal Audit is a separate Group function that reports to the ARC and the Group Chief Executive. Group Internal Audit provides independent confirmation that Group and business standards, policies and procedures are being complied with. Where necessary, corrective action is recommended.

CAPITAL

The Group Asset and Liability Committee targets Tier 1 and Total capital ratios of 7-9 per cent and 12-14 per cent respectively.

	30.06.06 $million	*30.06.05 $million	31.1 $mil
Tier 1 capital:			
Called up ordinary share capital and preference shares	6,067	5,964	5,9
Eligible reserves	7,510	5,466	6,1
Minority interests	165	84	1
Innovative Tier 1 securities	2,186	1,458	1,5
Less: Restriction on innovative Tier 1 securities	(492)	(125)	(
Goodwill and other intangible assets	(4,459)	(4,233)	(4,3
Unconsolidated associated companies	226	180	1
Other regulatory adjustments	90	95	1
Total Tier 1 capital	11,293	8,889	9,7
Tier 2 capital:			
Eligible revaluation reserves	191	94	1
Portfolio impairment provision	455	314	3
Qualifying subordinated liabilities:			
Perpetual subordinated debt	3,260	2,618	3,1
Other eligible subordinated debt	4,325	4,027	4,1
Less: Amortisation of qualifying subordinated liabilities	(496)	(237)	(2
Restricted innovative Tier 1 securities	492	125	
Total Tier 2 capital	8,227	6,941	7,7
Investments in other banks	(149)	(24)	(1
Other deductions	(207)	(86)	(1
Total capital base	19,164	15,720	17,1
Banking book:			
Risk weighted assets	104,466	95,856	99,3
Risk weighted contingents	21,477	16,576	16,2
	125,943	112,432	115,6
Trading book:			
Market risk	4,249	6,091	6,7
Counterparty/settlement risk	4,906	3,008	3,5
Total risk weighted assets and contingents	135,098	121,531	125,9
Capital ratios:			
Tier 1 capital	8.4%	7.3%	7.
Total capital	14.2%	12.9%	13.

* The balance sheet as at 30 June 2005 has been restated to reflect the revised fair values of assets and liabilities acquired on the acquisition of SCFB.

	Notes	6 months ended 30.06.06 $million	6 months ended 30.06.05 $million	6 months ended 31.12.05 $million
Interest income		5,970	3,678	5,072
Interest expense		(3,460)	(1,706)	(2,709)
Net interest income		2,510	1,972	2,363
Fees and commission income		1,103	868	972
Fees and commission expense		(209)	(141)	(204)
Net trading income		531	409	360
Other operating income		177	128	134
		1,602	1,264	1,262
Operating income		4,112	3,236	3,625
Staff costs		(1,381)	(990)	(1,155)
Premises costs		(206)	(181)	(182)
General administrative expenses		(519)	(417)	(603)
Depreciation and amortisation		(119)	(120)	(163)
Operating expenses		(2,225)	(1,708)	(2,103)
Operating profit before impairment losses and taxation		1,887	1,528	1,522
Impairment losses on loans and advances and other credit risk provisions		(349)	(194)	(125)
Other impairment		(8)	(1)	(49)
Loss from associates		(3)	–	–
Profit before taxation		1,527	1,333	1,348
Taxation	2	(395)	(367)	(343)
Profit for the period		1,132	966	1,005
Profit attributable to:				
Minority interests		29	(5)	30
Parent company's shareholders		1,103	971	975
Profit for the period		1,132	966	1,005
Earnings per share:				
Basic earnings per ordinary share	4	82.8c	74.7c	74.0c
Diluted earnings per ordinary share	4	82.2c	73.2c	73.5c
Dividends per ordinary share:				
Interim dividend declared	3	20.83c	–	–
Interim dividend paid		–	18.94c	–
Final dividend paid		–	–	45.06c
Total interim dividend payable		$274m	–	–
Total interim dividend paid		–	$248m	–
Total final dividend paid		–	–	$595m

	30.06.06 $million	*30.06.05 $million	31.12.0 $millio
Assets			
Cash and balances at central banks	11,813	5,667	8,01:
Financial assets held at fair value through profit or loss	13,082	8,459	10,33
Derivative financial instruments	12,721	10,704	9,37
Loans and advances to banks	16,750	19,874	21,70
Loans and advances to customers	119,550	106,510	111,79
Investment securities	46,037	38,334	37,86
Interests in associates	206	–	12
Goodwill and intangible assets	4,459	4,359	4,32
Property, plant and equipment	1,767	1,615	1,64
Deferred tax assets	492	392	49
Other assets	7,653	6,820	7,16
Prepayments and accrued income	3,618	1,909	2,27
Total assets	238,148	204,643	215,09
Liabilities			
Deposits by banks	21,994	20,958	18,83
Customer accounts	130,176	107,056	119,93
Financial liabilities at fair value through profit or loss	8,420	5,820	6,29
Derivative financial instruments	13,390	10,388	9,86
Debt securities in issue	24,953	26,761	25,91
Current tax liabilities	410	275	28
Other liabilities	11,198	9,844	8,44
Accruals and deferred income	2,430	1,854	2,31
Provisions for liabilities and charges	56	81	5
Retirement benefit obligations	466	535	47
Subordinated liabilities and other borrowed funds	10,805	8,537	10,34
Total liabilities	224,298	192,109	202,76
Equity			
Share capital and share premium	5,720	5,614	5,63
Reserves and retained earnings	7,630	5,609	6,24
Total parent company shareholders' equity	13,350	11,223	11,88
Minority interests	500	1,311	45
Total equity	13,850	12,534	12,33
Total equity and liabilities	238,148	204,643	215,09

* The balance sheet as at 30 June 2005 has been restated to reflect the revised fair values of assets and liabilities acquired on the acquisition of SCFB and the re-presentation of balances to conform with that used as at 31 December 2005; specifically, financial assets and liabilities held at fair value, other than derivatives, have been presented in single lines under assets and liabilities (see note 6).

	6 months ended 30.06.06 $million	6 months ended 30.06.05 $million	6 months ended 31.12.05 $million
Exchange differences on translation of foreign operations	364	(71)	(19)
Actuarial gains/(losses) on retirement benefits	68	(36)	(114)
Available-for-sale investments:			
Valuation gains/(losses) taken to equity	134	12	(5)
Transferred to income on disposal/redemption	(52)	(74)	(33)
Cash flow hedges:			
Gains/(losses) taken to equity	45	(28)	(37)
Losses/(gains) transferred to income for the period	6	(19)	(1)
Deferred tax on items recognised directly in equity	(56)	37	104
Other	3	(37)	38
	512	(216)	(67)
Profit for the period	1,132	966	1,005
Total recognised income and expenses for the period	1,644	750	938
Effect of change in accounting policy			
Effect of adopting IAS 32 and 39 on 1 January 2005:			
Available-for-sale reserve		73	
Cash flow hedge reserve		42	
Retained earnings		36	
		151	
		901	
Attributable to:			
Parent company shareholders	1,615	906	908
Minority interests	29	(5)	30
	1,644	901	938

	6 months ended 30.06.06 $million	6 months ended *30.06.05 $million	6 months ended 31.12.05 $million
Cash flow from operating activities			
Profit before taxation	**1,527**	1,333	1,348
Adjustment for items not involving cash flow or shown separately			
Depreciation and amortisation of property, plant and equipment, and intangibles	**119**	120	163
Gain on disposal of property plant and equipment	**(2)**	(1)	2
Gain on disposal of investment securities	**(52)**	(74)	(33)
Amortisation of investments	**(21)**	55	(38)
Impairment losses	**349**	194	125
Other impairment	**8**	1	49
Assets written off, net of recoveries	**(371)**	(287)	(431)
Increase in accruals and deferred income	**47**	577	375
Increase in prepayments and accrued income	**(1,282)**	(918)	(330)
Net increase in mark-to-market adjustment	**152**	341	598
Interest paid on subordinated loan capital	**285**	165	223
UK and overseas taxes paid	**(369)**	(278)	(333)
Net increase in treasury bills and other eligible bills	**(460)**	(170)	(516)
Net increase in loans and advances to banks and customers	**(4,328)**	(3,944)	(1,786)
Net increase in deposits from banks, customer accounts and debt securities in issue	**10,019**	8,633	10,363
Net increase in trading securities	**(2,127)**	(361)	(1,133)
Net decrease in other accounts	**(254)**	(2,486)	(1,496)
Net cash from operating activities	**3,240**	2,900	7,150
Net cash flows from investing activities			
Purchase of property plant and equipment	**(112)**	(37)	(98)
Acquisition of investment in subsidiaries, net of cash acquired	**–**	(1,093)	–
Acquisition of treasury bills and other eligible bills	**(12,201)**	(7,552)	(5,891)
Acquisition of debt securities	**(24,471)**	(16,573)	(17,082)
Acquisition of equity shares	**(109)**	(450)	(208)
Disposal of property plant and equipment	**1**	–	8
Disposal and maturity of treasury bills	**10,853**	5,625	6,974
Disposal and maturity of debt securities	**18,872**	19,497	16,251
Disposal of equity shares	**46**	95	256
Net cash (used in)/from investing activities	**(7,121)**	(488)	210
Net cash (outflow)/inflow from financing activities			
Issue of ordinary share capital	**3**	1,975	25
Purchase of own shares, net of exercise, for share option awards	**96**	(167)	94
Interest paid on subordinated loan capital	**(374)**	(206)	(91)
Gross proceeds from issue of subordinated loan capital	**550**	3,362	512
Repayment of subordinated liabilities	**(340)**	(731)	(295)
Dividends and payments to minority interests and preference shareholders	**(43)**	(104)	(69)
Dividends paid to ordinary shareholders	**(343)**	(474)	(211)
Net cash (used in)/from financing activities	**(451)**	3,655	(35)
Net (decrease)/increase in cash and cash equivalents	**(4,332)**	6,067	7,325
Cash and cash equivalents at beginning of period	**35,226**	22,112	27,810
Effect of exchange rate changes on cash and cash equivalents	**493**	(369)	91
Cash and cash equivalents at end of period (note 5)	**31,387**	27,810	35,226

* Restated to reflect the revised fair values of assets and liabilities acquired on the acquisition of SCFB and the re-presentation of balances to conform with that used as at 31 December 2005 (see note 6).

1. BASIS OF PREPARATION

The Group condensed interim financial statements consolidate those of the Company and its subsidiaries (together referred to as the "Group"), equity account the Group's interest in associates and proportionately consolidate interests in jointly controlled entities.

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting as adopted by the EU. They do not include all of the information required for full annual financial statements, and should be read in conjunction with the consolidated financial statements of the Group as at and for the year ended 31 December 2005.

These condensed consolidated interim financial statements were approved by the Board of Directors on 8 August 2006.

Except as noted below, the accounting polices applied by the Group in these condensed consolidated interim financial statements are the same as those applied by the Group in its consolidated financial statements as at and for the year ended 31 December 2005.

On 1 January 2006 the Group retrospectively adopted:

Amendments to IAS 39 and IFRS 4 – Financial Guarantee Contracts; and

IFRIC Interpretation 4, 'Determining whether an arrangement contains a lease'

neither of which had a material impact on the Group's consolidated financial statements.

The preparation of interim financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

The significant judgements made by management in applying the Group's accounting polices and key sources of uncertainty were the same as those that applied to the consolidated financial statements as at and for the year ended 31 December 2005.

The balance sheet as at 30 June 2005 has been restated as explained in note 6, to reflect the revised fair values of assets and liabilities acquired on the acquisition of SCFB and the re-presentation of balances to conform with that used as at 31 December 2005.

2. TAXATION

Analysis of taxation charge in the period:

	6 months ended 30.06.06 $million	6 months ended 30.06.05 $million	6 months ended 31.12.05 $million
The charge for taxation based upon the profits for the period comprises:			
United Kingdom corporation tax at 30% (30 June 2005, 31 December 2005: 30%):			
Current tax on income for the period	93	158	168
Adjustments in respect of prior periods	(114)	–	4
Double taxation relief	(88)	(150)	(158)
Foreign tax:			
Current tax on income for the period	505	314	357
Adjustments in respect of prior periods	41	(8)	(10)
Total current tax	437	314	361
Deferred tax:			
Origination/reversal of temporary differences	(42)	53	(18)
Tax on profits on ordinary activities	395	367	343
Effective tax rate	25.9%	27.5%	25.5%

Overseas taxation includes taxation on Hong Kong profits of $115 million (30 June 2005: $78 million, 31 December 2005: $131 million) provided at a rate of 17.5 per cent (30 June 2005: 17.5 per cent, 31 December 2005: 17.5 per cent) on the profits assessable in Hong Kong.

3. DIVIDENDS

Ordinary equity shares

Dividends are recorded in the period in which they are declared. The 2005 interim dividend of 18.94 cents per ordinary was paid to eligible shareholders on 14 October 2005 and the final dividend of 45.06 cents per ordinary share was paid to eligible shareholders on 12 May 2006.

The 2006 interim dividend of 20.83 cents per share will be paid in either sterling, Hong Kong dollars or US dollars on 11 October 2006 to shareholders on the UK register of members at the close of business on 18 August 2006 and to shareholders on the Hong Kong branch register of members at the opening of business in Hong Kong (9:00am Hong Kong time) on 18 August 2006.

It is intended that shareholders will be able to elect to receive shares credited as fully paid instead of all or part of the interim cash dividend. Details of the dividend arrangements will be sent to shareholders on or around 1 September 2006.

Preference Shares		6 months ended 30.06.06 $million	6 months ended 30.06.05 $million	6 months ended 31.12.05 $million
Non-cumulative irredeemable preference shares:				
7 3/8 per cent preference shares of £1 each*		7	7	7
8 1/4 per cent preference shares of £1 each*		7	7	8
Non-cumulative redeemable preference shares:				
8.9 per cent preference shares of $5 each		15	15	14

* Instruments classified as liabilities with dividends recorded as interest expense

4. EARNINGS PER ORDINARY SHARE

	30.06.06		
	Profit $million	Weighted average number of shares ('000)	Per share amount cents
Basic earnings per ordinary share	1,088	1,314,467	82.8
Effect of dilutive potential ordinary shares:			
Convertible bonds	–	–	
Options	–	9,666	
Diluted earnings per share	1,088	1,324,133	82.2

	30.06.05			31.12.05		
	Profit $million	Weighted average number of shares ('000)	Per share amount cents	Profit $million	Weighted average number of shares ('000)	Per share amount cents
Basic earnings per ordinary share	956	1,279,432	74.7	961	1,297,821	74.0
Effect of dilutive potential ordinary shares:						
Convertible bonds	7	20,578		–	–	
Options	–	15,366		–	9,418	
Diluted earnings per share	963	1,315,376	73.2	961	1,307,239	73.5

Normalised earnings per ordinary share

The Group measures earnings per share on a normalised basis. This differs from earnings defined in IAS 33, Earnings per share. The table below provides a reconciliation.

	30.06.06 $million	30.06.05 $million	31.12.05 $million
Profit attributable to ordinary shareholders	1,088	956	961
Amortisation of intangible assets arising on business combinations	20	5	27
Other impairment	–	1	41
Premium and costs paid on repurchase of subordinated debt	4	–	–
Tax on normalised items	(7)	–	(7)
Normalised earnings	1,105	962	1,022
Normalised earnings per ordinary share (cents)	84.1	75.2	78.7

No ordinary shares were issued after the balance sheet date that would have significantly affected the number of ordinary shares used in the above calculations had they been issued prior to the end of the balance sheet period.

5. CASH AND CASH EQUIVALENTS

For the purposes of the cash flow statement, cash and cash equivalents comprises of the following balances with less than three months maturity from the date of acquisition:

	30.06.06 $million	30.06.05 $million	31.12.05 $million
Cash and balances with central banks	**11,813**	5,667	8,012
Less restricted balances	**(7,194)**	(2,769)	(4,269
Treasury bills and other eligible bills	**6,222**	4,686	4,049
Loans and advances to banks	**12,627**	13,719	17,590
Trading securities	**7,919**	6,507	9,844
Total	**31,387**	27,810	35,226

6. RESTATEMENT OF PRIOR PERIODS

Acquisition of SCFB

The fair values of assets and liabilities acquired on the acquisition of SCFB and presented in the 30 June 2005 interim report were provisional. The fair values were revised in the 2005 annual report and accounts as at 31 December 2005, as required under IFRS 3 Business Combinations. The effect of the reassessed fair values was to increase goodwill by $126 million. This, together with reclassifications, has been included in the 30 June 2005 balance sheet. The effect of the restatement is set out in the table below.

Re-presentation of financial assets and liabilities held at fair value

As at 30 June 2005 financial assets and liabilities held at fair value were presented in separate balance sheet lines. In the 2005 annual report and accounts as at 31 December 2005, these financial assets and liabilities were re-presented in separate financial asset and liability lines. Treasury bill, debt securities and equity securities were aggregated into a single line called investment securities (after reclassifying those held at fair value). The effect of this re-presentation is set out in the table below.

	As reported at 30.06.05 $million	Re-presentation $million	Adjustment to SCFB $million	Restated at 30.06.05 $million
Cash and balances at central banks	5,667	–	–	5,667
Financial assets held at fair value through profit or loss	–	8,459	–	8,459
Treasury bills and other eligible bills	13,011	(13,011)	–	–
Derivative financial instruments	10,704	–	–	10,704
Loans and advances to banks	20,955	(1,081)	–	19,874
Loans and advances to customers	107,929	(871)	(548)	106,510
Debt securities	30,877	(30,877)	–	–
Equity shares	945	(945)	–	–
Investment securities	–	38,326	8	38,334
Goodwill and intangible assets	4,233	–	126	4,359
Property, plant and equipment	1,614	–	1	1,615
Deferred tax assets	320	–	72	392
Other assets	5,763	1,060	(3)	6,820
Prepayments and accrued income	1,909	–	–	1,909
Total assets	203,927	1,060	(344)	204,643
Deposits by banks	21,653	(695)	–	20,958
Customer accounts	108,770	(1,304)	(410)	107,056
Financial liabilities held at fair value through profit or loss	–	5,699	121	5,820
Derivative financial instruments	10,388	–	–	10,388
Debt securities in issue	27,955	(1,073)	(121)	26,761
Current tax liabilities	275	–	–	275
Other liabilities	11,222	(1,607)	229	9,844
Accruals and deferred income	1,854	–	–	1,854
Provisions for liabilities and charges	81	–	–	81
Retirement benefit obligations	397	–	138	535
Subordinated liabilities and other borrowed funds	8,838	–	(301)	8,537
Total liabilities	191,433	1,020	(344)	192,109
Total equity	12,494	40	–	12,534
Total equity and liabilities	203,927	1,060	(344)	204,643

Segmental analysis

The Group has refined its method of charging for and allocating capital and as a consequence the segmental results for the periods ended 30 June 2005 and 31 December 2005 have been restated. There has been no effect on the Group's total reported numbers but the effect on the business and geographic segments is set out below.

	31.12.05			
	Consumer Banking $million	Wholesale Banking $million	Corporate items not allocated $million	Total $million
Operating income as previously reported	2,084	1,541	–	3,625
Restatement	(5)	5	–	–
Operating income as restated	2,079	1,546	–	3,625

7. INTERIM REPORT AND STATUTORY ACCOUNTS

The information in this interim statement is unaudited and does not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985. This document was approved by the Board on 8 August 2006. The comparative figures for the financial year end 31 December 2005 are not the Company's statutory accounts for that financial period. These statutory accounts have been reported on by the Company's auditors and delivered to the Registrar of Companies. The report of the auditors was unqualified and did not contain a statement under Section 237 (2) or (3) of the Companies Act 1985.

This news release does not constitute the unaudited Interim financial information which is contained in the interim report. The unaudited Interim financial information has been reviewed by the Company's auditor, KPMG Audit Plc, in accordance with the guidance contained in Bulletin 1999/4: Review of interim financial information issued by the Auditing Practices Board. On the basis of its review, KPMG Audit Plc is not aware of any material modifications that should be made to the unaudited interim financial information as presented for the six months ended 30 June 2006 in the interim report. The full independent review report is included in the interim report.

8. CORPORATE GOVERNANCE

The directors confirm that, throughout the period, the Company has complied with the provisions of Appendix 14 of the Listing Rules of the Hong Kong Stock Exchange. The directors also confirm that the announcement of these results has been reviewed by the Company's Audit and Risk Committee

9. PURCHASE OF LISTED SECURITIES

Bedell Cristin Trustees Limited is trustee of both the 1995 Employees' Share Ownership Plan Trust (1995 trust), which is an employee benefit trust used in conjunction with some of the Group's employee share schemes, and the Standard Chartered 2004 Employee Benefit Trust (2004 trust) which is an employee benefit trust used in conjunction with the Group's Deferred Bonus Plan. The trustee has agreed to satisfy a number of awards made under the employee share schemes and the deferred bonus plan through the relevant employee benefit trust. As part of these arrangements Group companies fund, from time to time, the trusts to enable the trustee to acquire shares to satisfy these awards.

For the period ended 30 June 2006, the 1995 trust has acquired, at market value, nil (30 June 2005: 11,700,000, 31 December 2005: nil) Standard Chartered PLC shares for an aggregate price of $nil million (30 June 2005: $211 million, 31 December 2005: $nil million). These shares are held in a pool for the benefit of participants under the Group's Restricted Share Scheme, Performance Share Plan and Executive Shares Option Schemes. The purchase of these shares has been fully funded by the Group. At 30 June 2006, the 1995 trust held 5,104,262 (30 June 2005: 19,503,732, 31 December 2005: 13,631,745) Standard Chartered PLC shares, of which 5,104,262 (30 June 2005: 16,793,958, 31 December 2005 11,521,682) have vested unconditionally.

For the period ended 30 June 2006, the 2004 trust has acquired, at market value, 321,242 (30 June 2005: 422,659, 31 December 2005: nil) Standard Chartered PLC shares for an aggregate price of $9 million (30 June 2005: $8 million, 31 December 2005: $nil million). These shares are held in a pool for the benefit of participants under the Group's Deferred Bonus Plan. The purchase of these shares has been fully funded by the Group. At 30 June 2006, the 2004 trust held 311,575 (30 June 2005: 429,012, 31 December 2005: 409,160) Standard Chartered PLC shares, of which nil (30 June 2005: 7,333, 31 December 2005: 7,333) have vested unconditionally.

None of the shares held by the 1995 trust or the 2004 trust were purchased on The Stock Exchange of Hong Kong Limited.

Financial Calendar

Ex-dividend date	16 August 2006
Record date	18 August 2006
Expected posting to shareholders of 2006 Interim Report	1 September 2006
Payment date – interim dividend on ordinary shares	11 October 2006

Copies of the interim report are available from:

Investor Relations, Standard Chartered PLC, 1 Aldermanbury Square, London, EC2V 7SB or from our website on http://investors.standardchartered.com

-

For further information please contact:

Annemarie Durbin, Group Head of Corporate Affairs
+44 20 7280 6438

Romy Murray, Head of Investor Relations
+44 20 7280 7245

Ruth Naderer, Head of Investor Relations, Asia Pacific
+852 2820 3075

Sean Farrell, Head of Media Relations
+44 20 7280 7163

The following information will be available on our website

- *A live webcast of the interim results analyst presentation (available from 10.45 am UK time)*
- *The archived webcast and Q/A session of analyst presentation in London (available 1.00 pm UK time)*
- *Interviews with Mervyn Davies, Group Chief Executive and Peter Sands, Group Finance Director (available from 9.15 am UK time)*
- *Slides for the Group's presentations (available after 10.45 am UK time)*

Images of Standard Chartered are available for the media at *http://www.standardchartered.com/global/mc/plib/directors_p01.html*

Information regarding the Group's commitment to Corporate Responsibility is available at *http://www.standardchartered.com/corporateresponsibility*

The 2006 Interim Report will be made available on the website of the Stock Exchange of Hong Kong Limited and on our website http://investors.standardchartered.com *as soon as is practicable.*

Forward looking statements

It is possible that this document could or may contain forward-looking statements that are based on current expectations or beliefs, as well as assumptions about future events. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as anticipate, target, expect, estimate, intend, plan, goal, believe, will, may, should, would, could or other words of similar meaning. Undue reliance should not be placed on any such statements because, by their very nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors that could cause actual results, and the Group's plans and objectives, to differ materially from those expressed or implied in the forward-looking statements.

There are several factors which could cause actual results to differ materially from those expressed or implied in forward looking statements. Among the factors that could cause actual results to differ materially from those described in the forward looking statements are changes in the global, political, economic, business, competitive, market and regulatory forces, future exchange and interest rates, changes in tax rates and future business combinations or dispositions.

The Group undertakes no obligation to revise or update any forward looking statement contained within this document, regardless of whether those statements are affected as a result of new information, future events or otherwise.

END

Close

Regulatory Announcement

Go to market news section

Free annual report

Company	Standard Chartered PLC
TIDM	STAN
Headline	Additional Listing
Released	09:06 04-Aug-06
Number	2504H

Application has been made to The UK Listing Authority and the London Stock Exchange for a block listing of 140,000 Ordinary shares of $0.50 each under the Company's International Sharesave Scheme, to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank equally with the existing issued shares of the Company.

END

Close

Regulatory Announcement

Go to market news section

Free annual report

Company	Standard Chartered PLC
TIDM	STAN
Headline	Holding(s) in Company
Released	15:15 03-Aug-06
Number	2214H

Standard Chartered PLC (the "Company") has today been notified by Temasek Holdings (Private) Limited ("Temasek") on behalf of itself, Fullerton Management Pte Ltd and Dover Investments Pte Ltd under the Companies Act 1985 that the particulars contained in their notification to the Company dated 27 March 2006 as updated by their notification dated 20 July 2006 have changed and the identity of the registered holder of the 152,399,222 ordinary shares to which those notifications related is now Dover Investments Pte Ltd. These shares, together with Temasek's interest of 966,714 shares notified on 27 March 2006 represent 11.5 per cent of the issued ordinary share capital of the Company.

For further information, please contact:

Sean Farrell, Head, Media Relations
+44 20 7280 7163
Sean.Farrell@uk.standardchartered.com

Romy Murray, Head, Investor Relations
+44 20 7280 7245
Romy.C.Murray@uk.standardchartered.com

END

Close

Regulatory Announcement

Go to market news section

Free annual report

Company	Standard Chartered PLC
TIDM	STAN
Headline	Directors' Interests
Released	14:53 03-Aug-06
Number	2185H

Standard Chartered PLC

1995 Employee Share Ownership Plan Trust (the "Trust")

This is to advise you that Bedell Cristin Trustees Limited, the Trustee of the Company's employee benefit trust used in connection with some of the Company's employee share schemes has advised under a notification dated
2 August 2006 that between 1 July and 1 August 2006 it disposed of a total of 63,310 Standard Chartered PLC ordinary shares of US$0.50 each.

These shares were disposed of in connection with some of the Company's employee share schemes.

Following this transaction the Trust held a total of 5,040,952 unallocated Standard Chartered PLC ordinary shares of US$0.50 each.

The following directors of the Company together with all employees are potential beneficiaries of the Trust and as a result of this transaction there has been a change in the number of shares they are interested in, however the directors were not connected with the transaction detailed above:

Bryan Sanderson, Mervyn Davies, Mike DeNoma, Richard Meddings, Kai Nargolwala and Peter Sands

Julie Bamford
Deputy Group Secretary

3 August 2006

END

Close

Regulatory Announcement

Go to market news section

Free annual report

Company	Standard Chartered PLC
TIDM	STAN
Headline	Additional Listing
Released	09:43 03-Aug-06
Number	1883H

Application has been made to The UK Listing Authority and the London Stock Exchange for a block listing of 140,000 Ordinary shares of $0.50 each under the Company's International Sharesave Scheme, to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank equally with the existing issued shares of the Company.

END

Close

Regulatory Announcement

Go to market news section

Free annual report

Company	Standard Chartered PLC
TIDM	STAN
Headline	Additional Listing
Released	11:13 02-Aug-06
Number	1182H

Application has been made to The UK Listing Authority and the London Stock Exchange for a block listing of 135,000 Ordinary shares of $0.50 each under the Company's International Sharesave Scheme, to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank equally with the existing issued shares of the Company.

END

Close

Regulatory Announcement

Go to market news section

Free annual report

Company	Standard Chartered PLC
TIDM	STAN
Headline	Director/PDMR Shareholding
Released	17:26 08-Aug-06
Number	4248H

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R (1).

1. Name of the *issuer*
Standard Chartered PLC

2. State whether the notification relates to:
(i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or
(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)
This notification relates to a transaction notified in accordance with DR 3.1.4R(1)(a)

3. Name of *person discharging managerial responsibilities/director*
Jaspal Bindra

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*
N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest
This notification is made in respect of a holding of the person referred to in 3. above.

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*
Ordinary shares of US$0.50 each fully paid

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them
Jaspal Bindra

8 State the nature of the transaction
Exercise of options under the Company's Executive Share Option Scheme and part sale of resulting shares

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired
162,195

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)
0.012%

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed
151,820

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)
0.011%

13. Price per *share* or value of transaction
Exercise price:
32,851 shares at 871.02p
49,480 shares at 902p
79,864 shares at 722.8p
Sale price: 1289.18p

14. Date and place of transaction
8 August 2006

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)
10,375 (0.00078%)

16. Date issuer informed of transaction
8 August 2006

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant
N/A

18. Period during which or date on which it can be exercised
N/A

19. Total amount paid (if any) for grant of the option
N/A

20. Description of *shares* or debentures involved (*class* and number)
N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
N/A

22. Total number of *shares* or debentures over which options held following notification
N/A

23. Any additional information
NONE

24. Name of contact and telephone number for queries
Terry Skippen 020 7280 7109

Name and signature of duly authorised officer of *issuer* responsible for making notification
Terry Skippen, Assistant Group Secretary

Date of notification
8 August 2006
END

Close

Regulatory Announcement

Go to market news section

Free annual report

Company	Standard Chartered PLC
TIDM	STAN
Headline	Additional Listing
Released	12:01 08-Aug-06
Number	3883H

Application has been made to The UK Listing Authority and the London Stock Exchange for a block listing of 140,000 Ordinary shares of $0.50 each under the Company's International Sharesave Scheme, to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank equally with the existing issued shares of the Company.

END

Close

Regulatory Announcement

Go to market news section

Free annual report

Company	Standard Chartered PLC
TIDM	STAN
Headline	Additional Listing
Released	08:29 16-Aug-06
Number	7198H

Application has been made to The UK Listing Authority and the London Stock Exchange for a block listing of 140,000 Ordinary shares of $0.50 each under the Company's UK Sharesave Scheme, to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank equally with the existing issued shares of the Company.

END

Close

Regulatory Announcement

Go to market news section

Free annual report

Company	Standard Chartered PLC
TIDM	STAN
Headline	Additional Listing
Released	08:53 15-Aug-06
Number	6645H

Application has been made to The UK Listing Authority and the London Stock Exchange for a block listing of 140,000 Ordinary shares of $0.50 each under the Company's UK Sharesave Scheme, to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank equally with the existing issued shares of the Company.

END

Close

Regulatory Announcement

Go to market news section

Free annual report

Company	Standard Chartered PLC
TIDM	STAN
Headline	Additional Listing
Released	09:17 14-Aug-06
Number	6055H

Application has been made to The UK Listing Authority and the London Stock Exchange for a block listing of 145,000 Ordinary shares of $0.50 each under the Company's UK Sharesave Scheme, to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank equally with the existing issued shares of the Company.

END

Close

Regulatory Announcement

Go to market news section

Free annual report

Company	Standard Chartered PLC
TIDM	STAN
Headline	Additional Listing
Released	09:27 11-Aug-06
Number	5510H

Application has been made to The UK Listing Authority and the London Stock Exchange for a block listing of 145,000 Ordinary shares of $0.50 each under the Company's UK Sharesave Scheme, to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank equally with the existing issued shares of the Company.

END

Close

Regulatory Announcement

Go to market news section

Free annual report

Company	Standard Chartered PLC
TIDM	STAN
Headline	Additional Listing
Released	11:38 10-Aug-06
Number	5046H

Application has been made to The UK Listing Authority and the London Stock Exchange for a block listing of 140,000 Ordinary shares of $0.50 each under the Company's International Sharesave Scheme, to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank equally with the existing issued shares of the Company.

END

Close

Regulatory Announcement

Go to market news section

Free annual report

Company	Standard Chartered PLC
TIDM	STAN
Headline	Acquisition
Released	15:38 09-Aug-06
Number	4708H

STANDARD CHARTERED ACQUISITION OF CONTROLLING SHAREHOLDING OF UNION BANK

London, 09 August 2006 - Standard Chartered PLC ("Standard Chartered" or the "Bank") announces that its subsidiary company, Standard Chartered Bank (Pakistan) Limited ("SCBP"), has entered into agreements to acquire an 80.86 per cent interest in Union Bank Limited ("Union Bank") for a cash consideration of USD 413 million (the "Acquisition"). The Acquisition is unconditional but before it can be completed, SCBP is obliged, pursuant to Pakistan law, to make a mandatory public offer (the "Tender Offer") for the remaining shares of Union Bank. The Tender Offer is expected to commence on or about 12 August 2006 and is expected to close on or about 1 September 2006 ("Closing"). The Acquisition is expected to complete shortly after Closing.

KEY POINTS

- The acquisition of Union Bank will make Standard Chartered the sixth largest bank in Pakistan by market share of assets and will further extend Standard Chartered's business in a high growth market. Standard Chartered currently has a network of 46 branches in 10 cities. Pakistan is an integral part of Standard Chartered's Middle East and Other South Asia strategy and the acquisition will make Pakistan Standard Chartered's tenth largest geography by income.

- The Pakistan banking sector has low penetration rates and a growing profit pool that has doubled between 2004 and 2005. Union Bank provides Standard Chartered with a significant opportunity for growth in both Consumer and Wholesale Banking through product innovation and by leveraging Standard Chartered's international network.

- Union Bank is the eighth largest bank in Pakistan by market share. It serves approximately 400,000 retail customers through its extensive network of 65 branches in 22 of Pakistan's major cities, and operates a small but growing Wholesale Banking business.

- Union Bank has demonstrated an impressive period of growth since its establishment in 1991, particularly in the retail and Small and Medium Enterprise banking market, where it now holds strong market shares in mortgages, credit cards, personal and auto loans. Union Bank benefits from a strong independent local management team with a wealth of experience from leading international banks.

- The combined entity of Standard Chartered and Union Bank will deliver economies of scale, a more complete product set, a stronger operating platform and a wider distribution network.

- The purchase price is 17.1 times Union Bank's reported after tax earnings in 2005 and 5.6 times its reported net asset value as at 31 March 2006.

- The acquisition of Union Bank is expected to be earnings accretive for Standard Chartered in 2006.

- Standard Chartered will finance the acquisition and tender offer through internal resources.

Bryan Sanderson, Chairman of Standard Chartered, said:

"Pakistan is a strongly growing country that is integral to Standard Chartered's Middle East and Other South Asia strategy. The acquisition of Union Bank will significantly increase Standard Chartered's presence in this important market."

Mervyn Davies, Group Chief Executive of Standard Chartered, said:

"Standard Chartered is the leading international bank in Pakistan and Union Bank will materially enhance its market position. Union Bank has grown well under its strong management team, and we will drive further growth by adding Standard Chartered's products and processes as we have done successfully in other markets."

Pakistan and Union Bank

Union Bank represents an opportunity for Standard Chartered to extend its existing footprint in Pakistan and obtain a significant presence in a high growth market.

Pakistan has shown real GDP growth of between 5.5 per cent and 8.5 per cent since 2003. Standard Chartered forecasts an average GDP growth in excess of 6 per cent every year for the next five years. Standard Chartered estimates the banking sector profit pool at USD 1,100 million in 2005, having doubled over the last year. The low penetration rates that exist in the sector (loan/GDP ratio of 30 per cent), and the demographic profile, make Pakistan an integral part of Standard Chartered's strategy.

Union Bank is Pakistan's eighth largest bank by market share of assets and has total assets of USD 2 billion. The bank provides Consumer and Wholesale Banking products through its nationwide network of 65 branches in 22 cities, and well developed alternative channels, including call centres, internet and 37 ATMs.

Union Bank is listed on the Lahore, Karachi and Islamabad stock exchanges. The bank has performed strongly, having grown assets from USD 988 million to USD 2,081 million between 2002 and the first quarter of 2006. Union Bank has an extensive customer base with 400,000 retail and SME banking customers, and a small but growing wholesale banking business.

Based on audited local GAAP accounts as at 31 December 2005, Union Bank had

- Total assets of USD 2,009 million
- Total advances of USD 1,201 million
- Net assets of USD 91 million

For the 12 months ended 31 December 2005, Union Bank reported profit before tax of USD 47 million and profit after tax of USD 30 million. For the equivalent period in 2004, Union Bank reported profit before tax of USD 25 million and profit after tax of USD 15 million.

Acquisition Rationale and Benefits

Union Bank has an impressive track record of growth driven by a strong local management team. Standard Chartered will look to further grow Union Bank in ways that will include:

- In Consumer Banking: Standard Chartered will introduce its multi-product sales model across Union Bank's network to improve productivity. Standard Chartered will also add Wealth Management, Investments and segments such as Bancassurance and Priority Banking to complement Union Bank's existing Consumer Banking expertise.

- In Wholesale Banking: Standard Chartered has a strong Wholesale Banking business in Pakistan and can add significant value through a programme of product introduction and penetration of new customer segments hitherto untapped by Union Bank. This will include expanding the product portfolio, for example Derivatives, Foreign Exchange, Transactional Banking, Trade Finance and Corporate Finance.

The combined entity of Standard Chartered and Union Bank will deliver economies of scale, a more complete product set, a stronger operating platform and a wider distribution network.

Approvals, Implementation and Timetable

Before the Acquisition can be completed, SCBP is obliged, pursuant to Pakistan law, to make the Tender Offer. The Tender Offer is expected to commence on or about 12 August 2006 and is expected to close on or about 1 September 2006. The Acquisition is expected to complete shortly after the closing of the Tender Offer. Further announcements in relation to the Acquisition and the Tender Offer will be made as appropriate.

Note to editors

Standard Chartered - leading the way in Asia, Africa and the Middle East

Standard Chartered PLC is listed on both the London Stock Exchange and the Hong Kong Stock Exchange and is consistently ranked in the top 25 among FTSE-100 companies by market capitalisation.

Standard Chartered has a history of over 150 years in banking and is in many of the world's fastest-growing markets with an extensive global network of over 1,200 branches (including subsidiaries, associates and joint ventures) in over 50 countries in the Asia Pacific Region, South Asia, the Middle East, Africa, the United Kingdom and the Americas.

As one of the world's most international banks, Standard Chartered employs almost 50,000 people, representing over 90 nationalities, worldwide. This diversity lies at the heart of the Bank's values and supports the Bank's growth as the world increasingly becomes one market.

With strong organic growth supported by strategic alliances and acquisitions and driven by its strengths in the balance and diversity of its business, products, geography and people, Standard Chartered is well positioned in the emerging trade corridors of Asia, Africa and the Middle East.

Standard Chartered uniquely derives over 90 per cent of profits from Asia, Africa and the Middle East. Serving both Consumer and Wholesale Banking customers worldwide, the Bank combines deep local knowledge with global capability to offer a wide range of innovative products and services as well as award-winning solutions.

Trusted across its network for its standard of governance and corporate responsibility, Standard Chartered takes a long term view of the consequences of its actions to ensure that the Bank builds a sustainable business through social inclusion, environmental protection and good governance.

Standard Chartered is also committed to all its stakeholders by living its values in its approach towards managing its people, exceeding expectations of its customers, making a difference in communities and working with regulators.

For more information on Standard Chartered, please log on to www.standardchartered.com

For further information, please contact:

Romy Murray, Head of Investor Relations
Tel: (44) 20 7280 7245
Romy.C.Murray@uk.standardchartered.com

Sean Farrell, Head of Media Relations
Tel: (44) 20 7280 7163
Sean.Farrell@uk.standardchartered.com

END

Close

and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

Regulatory Announcement

Go to market news section

Free annual report

Company	Standard Chartered PLC
TIDM	STAN
Headline	Preference Shares Redemption
Released	09:59 09-Aug-06
Number	4393H

Standard Chartered PLC

Redemption of US$1,000,000,000 8.9% Non-Cumulative Dollar Preference Shares (the "Preference Shares") issued by Standard Chartered PLC

Standard Chartered PLC has given notice in accordance with its Articles of Association that on 2 October 2006, it will redeem 328,388 Preference Shares in accordance with its Articles of Association. Following such redemption, there will be no Preference Shares outstanding.

Standard Chartered PLC has applied to the Financial Services Authority, in its capacity as the United Kingdom Listing Authority, to cancel the listing on the Official List of the United Kingdom Listing Authority of the Preference Shares, with effect from (and including) 3 October 2006.

Dated 9 August 2006

END

Close

Regulatory Announcement

Go to market news section

Free annual report

Company	Standard Chartered PLC
TIDM	STAN
Headline	Additional Listing
Released	08:58 09-Aug-06
Number	4366H

Application has been made to The UK Listing Authority and the London Stock Exchange for a block listing of 140,000 Ordinary shares of $0.50 each under the Company's International Sharesave Scheme, to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank equally with the existing issued shares of the Company.

END

Close

Regulatory Announcement

Go to market news section

Free annual report

Company	Standard Chartered PLC
TIDM	STAN
Headline	Holding(s) in Company
Released	10:57 25-Aug-06
Number	1158I

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

STANDARD CHARTERED PLC

2. Name of shareholder having a major interest

LEHMAN BROTHERS INTERNATIONAL (EUROPE)

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

THE SHAREHOLDER NAMED IN (2)

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

THE SHAREHOLDER NAMED IN (2)

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

6,241,500

8. Percentage of issued class

0.47%

9. Class of security

ORDINARY SHARES OF USD0.50 EACH

10. Date of transaction

21 AUGUST 2006

11. Date company informed

24 AUGUST 2006

12. Total holding following this notification

61,808,684

13. Total percentage holding of issued class following this notification

4.65%

14. Any additional information

NONE

15. Name of contact and telephone number for queries

JULIE BAMFORD, 020 7280 7024

16. Name and signature of authorised company official responsible for making this notification

JULIE BAMFORD, DEPUTY GROUP SECRETARY

Date of notification

25 AUGUST 2006

END

Close

Regulatory Announcement

Go to market news section

Free annual report

Company	Standard Chartered PLC
TIDM	STAN
Headline	Holding(s) in Company
Released	11:01 23-Aug-06
Number	0008I

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

STANDARD CHARTERED PLC

2. Name of shareholder having a major interest

LEHMAN BROTHERS INTERNATIONAL (EUROPE)

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

THE SHAREHOLDER NAMED IN (2)

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

THE SHAREHOLDER NAMED IN (2)

5. Number of shares / amount of stock acquired

26,457,603

6. Percentage of issued class

1.99%

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

ORDINARY SHARES OF USD0.50 EACH

10. Date of transaction

18 AUGUST 2006

11. Date company informed

22 AUGUST 2006

12. Total holding following this notification

68,050,184

13. Total percentage holding of issued class following this notification

5.12%

14. Any additional information

NONE

15. Name of contact and telephone number for queries

JULIE BAMFORD, 020 7280 7024

16. Name and signature of authorised company official responsible for making this notification

JULIE BAMFORD, DEPUTY GROUP SECRETARY

Date of notification

23 AUGUST 2006

END

Close

Regulatory Announcement

Go to market news section

Free annual report

Company	Standard Chartered PLC
TIDM	STAN
Headline	Holding(s) in Company
Released	14:22 22-Aug-06
Number	9627H

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

STANDARD CHARTERED PLC

2. Name of shareholder having a major interest

BARCLAYS PLC

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

THE SHAREHOLDER NAMED IN (2)

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

SEE ATTACHED LIST

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

ORDINARY SHARES OF USD0.50 EACH

10. Date of transaction

16 AUGUST 2006

11. Date company informed

21 AUGUST 2006

12. Total holding following this notification

43,058,158

13. Total percentage holding of issued class following this notification

3.24%

14. Any additional information

N/A

15. Name of contact and telephone number for queries

JULIE BAMFORD, 020 7280 7024

16. Name and signature of authorised company official responsible for making this notification

JULIE BAMFORD, DEPUTY GROUP SECRETARY

Date of notification

22 AUGUST 2006

Barclays PLC

Registered Holders	Account Designation	Number of Shares
Barclays Capital Nominees Limited		21,123,258
Barclays Capital Nominees Limited		702,005
Barclays Capital Nominees Limited		5,036,096
Barclays Trust Co & Others		2,400
Barclays Trust Co As Exec/Adm		11
Barclays Trust Co		10,000
Barclays Trust Co		190
Barclays Trust Co		41,721
Chase Nominees Limited	16376	639,291
Chase Nominees Limited	28270	433,924
Clydesdale Nominees	32349601	1,686
Clydesdale Nominees	32449201	4,990
Clydesdale Nominees	59396501	956
Clydesdale Nominees	59419801	313
Clydesdale Nominees	59553401	1,175
Clydesdale Nominees	59571201	683
Clydesdale Nominees	59710301	674
Clydesdale Nominees	59732401	1,616
Clydesdale Nominees	59737501	2,134
Clydesdale Nominees	59738301	2,760
Clydesdale Nominees	59744801	1,322
Clydesdale Nominees	64544201	1,928
Clydesdale Nominees	65136101	750
Clydesdale Nominees	66860401	633
Clydesdale Nominees	67940101	8,630
Clydesdale Nominees	68640801	2,500
Clydesdale Nominees	69108801	1,121
Clydesdale Nominees	69238601	2,645
Clydesdale Nominees	69340401	733
Clydesdale Nominees	69732901	5,825
Clydesdale Nominees	69738801	477
Clydesdale Nominees	69771001	13,500
Clydesdale Nominees	69772801	13,500
Clydesdale Nominees	69829501	1,194
Clydesdale Nominees	70295001	586
Clydesdale Nominees	70314001	719
Clydesdale Nominees	70331001	681
Clydesdale Nominees	70335301	1,465
Clydesdale Nominees	70339601	935
Clydesdale Nominees	70387601	526
Clydesdale Nominees	70388401	995
Clydesdale Nominees	70391401	603
Clydesdale Nominees	80750701	3,706
Clydesdale Nominees	80766301	912
Clydesdale Nominees	83011801	792
Clydesdale Nominees	86680501	1,051
Clydesdale Nominees	88608301	827
Clydesdale Nominees	120010601	2,900
Clydesdale Nominees	120142001	12000
Clydesdale Nominees	300000001	939
Clydesdale Nominees	310007101	1,461
Clydesdale Nominees	310042001	1,134
Clydesdale Nominees	310092601	2,553

Clydesdale Nominees	310128001	1,252
Clydesdale Nominees	310186801	617
Clydesdale Nominees	310205801	674
Clydesdale Nominees	310231701	733
Clydesdale Nominees	310246501	8,415
Clydesdale Nominees	310254601	1,505
Clydesdale Nominees	310255401	7,320
Clydesdale Nominees	310266001	519
Clydesdale Nominees	310311901	1,036
Clydesdale Nominees	310589801	524
Clydesdale Nominees	310590101	314
Clydesdale Nominees	310594401	649
Clydesdale Nominees	700009301	1,039
Clydesdale Nominees	700066201	831
Clydesdale Nominees	700083201	660
Clydesdale Nominees	700106501	851
Clydesdale Nominees	59579802	1,337
Clydesdale Nominees	70160102	1,740
Clydesdale Nominees	70383302	3,928
Clydesdale Nominees	87093402	1,000
Clydesdale Nominees	70309403	771
Clydesdale Nominees	87093403	400
Gerrard Nominees Limited	611717	1,615
Gerrard Nominees Limited	635860	700
Gerrard Nominees Limited	637739	425
Gerrard Nominees Limited	642367	2,000
Gerrard Nominees Limited	643975	1,000
Gerrard Nominees Limited	650668	1,750
Gerrard Nominees Limited	653035	1,200
Gerrard Nominees Limited	658574	1,500
Gerrard Nominees Limited	658729	550
Gerrard Nominees Limited	660632	1,000
Gerrard Nominees Limited	660758	5,500
Gerrard Nominees Limited	660851	6,150
Gerrard Nominees Limited	768557	7,000
Gerrard Nominees Limited	770101	7,000
Gerrard Nominees Limited	774160	700
Gerrard Nominees Limited	781271	2,700
Greig Middleton Nominees Limited		99,088
Greig Middleton Nominees Limited	126066DA	750
Investors Bank and Trust Co.		300,915
Investors Bank and Trust Co.		36,202
Investors Bank and Trust Co.		78,432
JP Morgan (BGI Custody)	16331	345,860
JP Morgan (BGI Custody)	16338	78,551
JP Morgan (BGI Custody)	13641	724,098
JP Morgan (BGI Custody)	13642	166,692
JP Morgan (BGI Custody)	16400	10,519,729
JP Morgan (BGI Custody)	17011	22,700
JP Morgan (BGI Custody)	18408	56,350
R C Greig Nominees Limited		1,149,120
R C Greig Nominees Limited	AK1	343,360
R C Greig Nominees Limited	BL1	42,601
R C Greig Nominees Limited	CM1	15,908
R C Greig Nominees Limited	GP1	60,316
R C Greig Nominees Limited	SA1	37,154
Reflex Nominees Limited		1,433

Reflex Nominees Limited	5,973
State Street Bank & Trust - WI	13,149
State Street Bank and Trust Co	38,000
Zeban Nominees Limited	749,446
TOTAL	**43,058,158**

END

Close

Regulatory Announcement

Go to market news section

Free annual report

Company	Standard Chartered PLC
TIDM	STAN
Headline	Holding(s) in Company
Released	14:15 22-Aug-06
Number	9621H

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

STANDARD CHARTERED PLC

2. Name of shareholder having a major interest

LEHMAN BROTHERS INTERNATIONAL (EUROPE)

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

THE SHAREHOLDER NAMED IN (2)

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

THE SHAREHOLDER NAMED IN (2)

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

ORDINARY SHARES OF USD0.50 EACH

10. Date of transaction

17 AUGUST 2006

11. Date company informed

21 AUGUST 2006

12. Total holding following this notification

41,592,581

13. Total percentage holding of issued class following this notification

3.13%

14. Any additional information

NONE

15. Name of contact and telephone number for queries

JULIE BAMFORD, 020 7280 7024

16. Name and signature of authorised company official responsible for making this notification

JULIE BAMFORD, DEPUTY GROUP SECRETARY

Date of notification

22 AUGUST 2006

END

Close

Regulatory Announcement

Go to market news section

Free annual report

Company	Standard Chartered PLC
TIDM	STAN
Headline	Holding(s) in Company
Released	12:15 22-Aug-06
Number	9549H

As notified to Standard Chartered PLC (the "Company") on 20 July 2006, the sale and purchase agreement between the estate of the late Tan Sri Khoo Teck Puat ("Estate"), Goodwood Park Hotel Limited ("Goodwood"), Glen Holdings (Pte) Limited ("Glen") and certain other persons (together, the "Sellers") and Temasek Holdings (Private) Limited ("Temasek") contains certain provisions which mean that until 20 January 2007, under technical Companies Act provisions, the Sellers are treated as interested by attribution in the ordinary shares in which Temasek is interested and vice versa.

The Company was notified on 17 August 2006 by Temasek that the particulars contained in their notification dated 27 March 2006 as updated by their notification dated 20 July 2006 had changed and the identity of the registered holder of the 152,399,222 shares was now Nortrust Nominees Limited.

As a result, the Company was also notified on 21 August 2006 by the Sellers that they had been notified that the registered holder of the 152,399,222 shares in which they are treated as interested in by attribution is now Nortrust Nominees Limited.

For further information, please contact:

Sean Farrell, Head, Media Relations
+44 20 7280 7163
Sean.Farrell@uk.standardchartered.com

Romy Murray, Head, Investor Relations
+44 20 7280 7245
Romy.C.Murray@uk.standardchartered.com

END

Close

Regulatory Announcement

Go to market news section

Free annual report

Company	Standard Chartered PLC
TIDM	STAN
Headline	Holding(s) in Company
Released	16:06 21-Aug-06
Number	9192H

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

STANDARD CHARTERED PLC

2. Name of shareholder having a major interest

CATER ALLEN INTERNATIONAL LIMITED

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

THE SHAREHOLDER NAMED IN (2)

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

THE SHAREHOLDER NAMED IN (2)

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

ORDINARY SHARES OF USD0.50 EACH

10. Date of transaction

17 AUGUST 2006

11. Date company informed

21 AUGUST 2006

12. Total holding following this notification

56,005,855

13. Total percentage holding of issued class following this notification

4.21%

14. Any additional information

NONE

15. Name of contact and telephone number for queries

JULIE BAMFORD, 020 7280 7024

16. Name and signature of authorised company official responsible for making this notification

JULIE BAMFORD, DEPUTY GROUP SECRETARY

Date of notification

21 AUGUST 2006

END

Close

Regulatory Announcement

Go to market news section

Free annual report

Company	Standard Chartered PLC
TIDM	STAN
Headline	Holding(s) in Company
Released	17:00 18-Aug-06
Number	8717H

Standard Chartered PLC (the "Company") was notified on 17 August 2006 by Temasek Holdings (Private) Limited ("Temasek") on behalf of itself, Fullerton Management Pte Ltd and Dover Investments Pte Ltd under the Companies Act 1985 that the particulars contained in their notification to the Company dated 27 March 2006 as updated by their notification dated 20 July 2006 have changed and the identity of the registered holder of the 152,399,222 ordinary shares to which those notifications related is now Nortrust Nominees Limited. These shares, together with Temasek's interest of 966,714 shares notified on 27 March 2006 represent 11.5 per cent of the issued ordinary share capital of the Company.

For further information, please contact:

Sean Farrell, Head, Media Relations
+44 20 7280 7163
Sean.Farrell@uk.standardchartered.com

Romy Murray, Head, Investor Relations
+44 20 7280 7245
Romy.C.Murray@uk.standardchartered.com

END

Close

Regulatory Announcement

Go to market news section

Free annual report

Company	Standard Chartered PLC
TIDM	STAN
Headline	Additional Listing
Released	09:07 18-Aug-06
Number	8270H

Application has been made to The UK Listing Authority and the London Stock Exchange for a block listing of 140,000 Ordinary shares of $0.50 each under the Company's UK Sharesave Scheme, to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank equally with the existing issued shares of the Company.

END

Close

Regulatory Announcement

Go to market news section

Free annual report

Company	Standard Chartered PLC
TIDM	STAN
Headline	Additional Listing
Released	08:47 17-Aug-06
Number	7730H

Application has been made to The UK Listing Authority and the London Stock Exchange for a block listing of 140,000 Ordinary shares of $0.50 each under the Company's UK Sharesave Scheme, to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank equally with the existing issued shares of the Company.

END

Close

Regulatory Announcement

Go to market news section

Free annual report

Company		Standard Chartered PLC
TIDM		STAN
Headline		Additional holding in Permata
Released		16:26 05-Sep-06
Number		53051

STANDARD CHARTERED and PT ASTRA INTERNATIONAL Tbk ACQUIRE AN ADDITIONAL 25.90% OF PT BANK PERMATA Tbk

FOR IMMEDIATE RELEASE

Standard Chartered PLC announces that the consortium of Standard Chartered Bank ("Standard Chartered") and PT Astra International Tbk ("Astra") (the "Consortium") has agreed to acquire from the Indonesian Government's state-owned asset management company, PT Perusahaan Pengelola Aset, a further interest of 25.90 per cent in PT Bank Permata Tbk ("Bank Permata").

The Consortium will pay a cash consideration of Indonesian Rupiah 1.75 trillion (approximately US$193 million at the current exchange rate). Standard Chartered will pay a cash consideration of Indonesian Rupiah 877 billion (approximately US$96 million at the current exchange rate) for its 50 per cent share of the additional 25.90 per cent of Bank Permata being purchased.

The acquisition will increase the interest of the Consortium in Bank Permata from 63.11 per cent to 89.01 per cent with each of Standard Chartered and Astra holding 44.50 per cent of Bank Permata.

Bank Permata is one of the largest banks in Indonesia by branches and assets. It has 310 branches, 1 million customers and assets of US$3.9 billion. Standard Chartered remains committed to developing and growing its business in this highly attractive market.

For further information, contact:

Stephen Atkinson, Head of Investor Relations
Tel: +44 20 7280 7245
Stephen.Atkinson@uk.standardchartered.com

Ruth Naderer, Head of Investor Relations, Asia Pacific
Tel : +852 2820 3075
Ruth.Naderer@hk.standardchartered.com

Matthew Chan, Manager, Media Relations
Tel: +44 20 7280 7707
Matthew.K.Chan@uk.standardchartered.com

END

Close

Regulatory Announcement

Go to market news section

Free annual report

Company	Standard Chartered PLC
TIDM	STAN
Headline	Doc re. Interim Report
Released	09:56 01-Sep-06
Number	3498I

Copies of the Standard Chartered PLC Interim Report 2006 and 2006 Interim Dividend documents have been submitted to the UK Listing Authority and will shortly be available for inspection at the Document Viewing Facility of the Financial Services Authority, 25 The North Colonnade, London E14 5HS.

END

Close

Regulatory Announcement

Go to market news section

Free annual report

Company	Standard Chartered PLC
TIDM	STAN
Headline	Holding(s) in Company
Released	15:14 30-Aug-06
Number	2541I

NOTIFICATION OF MAJOR INTEREST IN SHARES

STANDARD CHARTERED PLC

Standard Chartered PLC received notification on 29 August 2006 that with effect from 24 August 2006 Lehman Brothers International (Europe) no longer has a notifiable interest in the issued share capital of the Company.

If you require further information please contact Julie Bamford on 020 7280 7024.

....

J Bamford
Deputy Group Secretary
30 August 2006

END

Close

Regulatory Announcement

Go to market news section

Free annual report

Company	Standard Chartered PLC
TIDM	STAN
Headline	Holding(s) in Company
Released	15:11 30-Aug-06
Number	2540I

NOTIFICATION OF MAJOR INTEREST IN SHARES

STANDARD CHARTERED PLC

Standard Chartered PLC received notification on 29 August 2006 that with effect from 24 August 2006 Cater Allen International Limited no longer has a notifiable interest in the issued share capital of the Company.

If you require further information please contact Julie Bamford on 020 7280 7024.

....

J Bamford
Deputy Group Secretary
30 August 2006

END

Close

Regulatory Announcement

Go to market news section

Free annual report

Company	Standard Chartered PLC
TIDM	STAN
Headline	Holding(s) in Company
Released	15:10 30-Aug-06
Number	2534I

NOTIFICATION OF MAJOR INTEREST IN SHARES

STANDARD CHARTERED PLC

Standard Chartered PLC received notification on 29 August 2006 that with effect from 23 August 2006 Barclays PLC no longer has a notifiable interest in the issued share capital of the Company.

If you require further information please contact Julie Bamford on 020 7280 7024.

....

J Bamford
Deputy Group Secretary
30 August 2006

END

Close

Regulatory Announcement

Go to market news section

Free annual report

Company	Standard Chartered PLC
TIDM	STAN
Headline	Holding(s) in Company
Released	13:30 25-Aug-06
Number	1304I

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

STANDARD CHARTERED PLC

2. Name of shareholder having a major interest

LEHMAN BROTHERS INTERNATIONAL (EUROPE)

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

THE SHAREHOLDER NAMED IN (2)

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

THE SHAREHOLDER NAMED IN (2)

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

20,223,637

8. Percentage of issued class

1.52%

9. Class of security

ORDINARY SHARES OF USD0.50 EACH

10. Date of transaction

23 AUGUST 2006

11. Date company informed

25 AUGUST 2006

12. Total holding following this notification

41,585,047

13. Total percentage holding of issued class following this notification

3.13%

14. Any additional information

NONE

15. Name of contact and telephone number for queries

JULIE BAMFORD, 020 7280 7024

16. Name and signature of authorised company official responsible for making this notification

JULIE BAMFORD, DEPUTY GROUP SECRETARY

Date of notification

25 AUGUST 2006

END

Close

Regulatory Announcement

Go to market news section

Free annual report

Company	Standard Chartered PLC
TIDM	STAN
Headline	Acquisition
Released	07:23 29-Sep-06
Number	6854J

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO THE UNITED STATES, CANADA, AUSTRALIA OR JAPAN

STANDARD CHARTERED TO ACQUIRE HSINCHU INTERNATIONAL BANK VIA A RECOMMENDED TENDER OFFER

EQUITY PLACING TO RAISE APPROXIMATELY USD1.2 BILLION (GBP0.65 BILLION)

A platform for growth in Asia's fifth largest economy

Standard Chartered PLC ("Standard Chartered" or the "Company") announces that its subsidiary company, Standard Chartered Bank, will today launch a recommended tender offer for 100 per cent of the issued and to be issued share capital of Hsinchu International Bank ("Hsinchu"), the seventh largest private sector bank in Taiwan by loans and deposits as at 30 June 2006. The tender offer price of NTD24.50 per share values Hsinchu's entire issued share capital at USD1.2 billion (GBP0.65 billion) on a fully diluted basis. The acquisition, which is subject to a minimum acceptance condition of 51 per cent and to the satisfaction of remaining regulatory consents, is expected to be completed in November 2006.

Standard Chartered has received irrevocable undertakings to accept the tender offer from shareholders representing 20.81 per cent of Hsinchu's issued share capital (on a fully diluted basis).

KEY POINTS

- Standard Chartered's strategic intent is to be the world's best international bank, leading the way in Asia, Africa and the Middle East. Hsinchu provides Standard Chartered with an attractive opportunity to strengthen its position in Taiwan, creating a new engine for growth. The offer will result in the first outright acquisition of a Taiwanese bank by an international bank
- Taiwan is the fifth largest economy in Asia with GDP of USD15,200 per capita, comparable with Korea. Taiwan is the fourth largest banking market in Asia, with a revenue pool of approximately USD29 billion in 2005 . Although the banking industry in Taiwan continues to be affected by the significant downturn in the consumer credit cycle experienced since the second half of 2005, Standard Chartered believes that the cycle is turning and that Taiwan offers attractive growth prospects
- Through Hsinchu, Standard Chartered will be strongly positioned to capitalise on the huge expansion of trade and investment flows between Taiwan and the rest of Asia. Exports to mainland China increased by 750 per cent from 2001 to 2005, with exports to mainland China, Hong Kong and Korea accounting for approximately 39 per cent of total exports from Taiwan in 2005. Following the acquisition of Hsinchu, Standard Chartered's presence in the key North East Asian markets of Korea, Taiwan, Hong Kong and mainland China will be one of the largest of the international banks, with a network of over 580 branches, including 86 branches in Taiwan
- Hsinchu is a well managed bank with a strong presence in the three wealthiest regions of Taiwan: Taipei, Taoyuan and Hsinchu. As at 30 June 2006, Hsinchu had total assets of approximately USD13 billion. It has over 2.4 million consumer deposit accounts and over 115,000 corporate and small and medium sized enterprise ("SME") deposit accounts. Together with Standard Chartered's existing business, the acquisition of Hsinchu would have made Taiwan Standard Chartered's fourth largest market by income for the six months ended 30 June 2006
- Standard Chartered expects to achieve significant income synergies and incremental expense savings through the acquisition. Strong double digit income growth is expected in both Consumer and Wholesale Banking through the introduction of Standard Chartered's products and sales practices to Hsinchu and by leveraging Standard Chartered's international network
- The tender offer price of NTD24.50 per share represents: a premium of 40 per cent to Hsinchu's closing share

price of NTD17.45 on 28 September 2006; 12.7 times Hsinchu's reported after tax earnings in 2005; and 2.3 times Hsinchu's reported net asset value as at 30 June 2006

- Standard Chartered intends to finance the acquisition with the proceeds of a placing of Standard Chartered PLC new ordinary shares for approximately USD1.2 billion (GBP0.65 billion) launched today
- The acquisition of Hsinchu is expected to be earnings accretive and achieve double digit return on investment ("ROI") in 2008

The acquisition constitutes a discloseable transaction of Standard Chartered under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "HK Listing Rules") and a circular containing further details of the acquisition will be despatched to shareholders of Standard Chartered as soon as practicable in compliance with the HK Listing Rules.

Bryan Sanderson, Chairman of Standard Chartered, said:

"Taiwan is an important element of our Asia strategy. It is the fourth largest banking market in Asia and is integral to the rapidly increasing economic activity and trade flows in the region. We believe that the acquisition of Hsinchu is an excellent opportunity to create further value for our shareholders."

Mervyn Davies, Group Chief Executive of Standard Chartered, said:

"Hsinchu is an outstanding opportunity to grow Standard Chartered's presence in one of our core markets. This is a well managed bank that will transform our business in Taiwan, and we will drive further growth by combining Standard Chartered's and Hsinchu's products and processes as we have done successfully in other markets. President Wu and his team have done an impressive job in growing Hsinchu and we are looking forward to working closely with them."

ANALYSTS BRIEFING

There will be a joint presentation for analysts and investors at 9.00am UK time this morning. This presentation will take place at City Presentation Centre, 4 Chiswell Street, Finsbury Square, EC1Y 4UP, and will be hosted by Mervyn Davies, Group Chief Executive, and Peter Sands, Group Finance Director. Analysts and investors based in Hong Kong will be able to attend the presentation at 4.00pm HK time at Bishopsgate Room, 30/F Standard Chartered Bank Building, 4-4A Des Voeux Road, Central, Hong Kong.

A live listen-only audio dial-in to the presentation will be available by calling:

UK: +44 (0) 20 8515 2338
Hong Kong: +852 3009 5027

A live webcast of the presentation will also be available on the Standard Chartered Investor Relations website from 9.00 am UK time/4.00 pm HK time. If you are outside the United States, Canada, Australia or Japan you can access this on the following link. investors.standardchartered.com. A recording of the webcast will also be available shortly after the event.

CONTACTS

Investors

Stephen Atkinson
Head of Investor Relations
+44 (0) 20 7280 7245
Stephen.Atkinson@uk.standardchartered.com

Ruth Naderer
Head of Investor Relations, Asia Pacific
+852 2820 3075
Ruth.Naderer@hk.standardchartered.com

Press

Sean Farrell
Head of Media Relations
+44 (0) 20 7280 7163
Sean.Farrell@uk.standardchartered.com

Rita Liu
Head of Corporate Affairs, Hong Kong
+852 2820 3636
Rita.Liu@hk.standardchartered.com

Roland Rudd
Finsbury
+44 (0) 20 7251 3801
roland.rudd@finsbury.com

Simon Moyse
Finsbury
+44 (0) 20 7251 3801
simon.moyse@finsbury.com

Advisers and Joint Lead Managers

Jim Rushton

Tim Waddell

UBS +44 (0) 20 7567 8000	UBS +44 (0) 20 7567 8000
William Chalmers Morgan Stanley +44 (0) 20 7425 8000	Paul Baker Morgan Stanley +44 (0) 20 7425 8000
Joint Lead Managers John Paynter JPMorgan Cazenove +44 (0) 20 7588 2828	Phil Raper Goldman Sachs +44 (0) 20 7774 1000

This summary should be read in conjunction with the text of the full announcement which follows.

This announcement has been issued by Standard Chartered and is the sole responsibility of Standard Chartered.

Morgan Stanley & Co. International Limited ("Morgan Stanley"), UBS Limited ("UBS"), Goldman Sachs International ("Goldman Sachs") and JPMorgan Cazenove ("Cazenove") are each acting exclusively for the Company and no-one else in connection with the acquisition and the Placing. None of Morgan Stanley, UBS, Goldman Sachs or Cazenove will be responsible to anyone other than the Company for providing the protections afforded to their respective clients nor for providing advice in relation to the acquisition or the Placing or any other matter referred to in this announcement.

This announcement is for information purposes only and does not constitute an offer or an invitation to acquire or dispose of any securities or investment advice in any jurisdiction. In particular, this announcement does not constitute an offer to sell or issue or the solicitation of an offer to buy or subscribe for securities in the United States, Canada, Australia or Japan and should not be relied upon in connection with any decision to acquire the Placing Shares or any other Standard Chartered securities. The securities referred to in this announcement have not been and will not be registered under the U.S. Securities Act of 1933 (the "U.S. Securities Act") and may not be offered, sold or transferred within the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the U.S. Securities Act. No public offering of the Placing Shares will be made in the United States.

This announcement includes "forward-looking statements". All statements other than statements of historical fact included in this announcement, including, without limitation, those regarding Standard Chartered's and Hsinchu's financial position, business strategy, plans and objectives of management for future operations, are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Standard Chartered's or Hsinchu's, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding Standard Chartered's or Hsinchu's present and future business strategies and the environments in which Standard Chartered and Hsinchu will operate in the future and such assumptions may or may not prove to be correct. There are a number of factors which could cause actual results, performance of Standard Chartered or Hsinchu, or industry results to differ materially from those expressed or implied in forward looking statements. Among the factors that could cause actual results, performance of Standard Chartered or Hsinchu, or industry results to differ materially from those described in the forward looking statements are Standard Chartered's ability to successfully combine the business of Standard Chartered and Hsinchu and to realise expected synergies from that combination, changes in global, political, economic, business, competitive, market and regulatory forces, future exchange and interest rates, changes in tax rates and future business combinations or dispositions. These forward-looking statements speak only as of the date of this announcement. Standard Chartered expressly disclaims any obligation (except as required by the rules of the UK Listing Authority and the London Stock Exchange or the Listing Rules of the Hong Kong Stock Exchange) or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein to reflect any change in Standard Chartered's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

No statement in this announcement is intended to be a profit forecast and no statement in this announcement should be interpreted to mean that earnings per share of Standard Chartered for the current or future financial years would necessarily match or exceed the historical published earnings per share of Standard Chartered.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO THE UNITED STATES, CANADA, AUSTRALIA OR JAPAN

STANDARD CHARTERED TO ACQUIRE HSINCHU INTERNATIONAL BANK VIA A RECOMMENDED TENDER OFFER

EQUITY PLACING TO RAISE APPROXIMATELY USD1.2 BILLION (GBP0.65 BILLION)

A platform for growth in Asia's fifth largest economy

TAIWAN AND HSINCHU

Hsinchu represents an attractive opportunity to significantly enhance Standard Chartered's presence in Taiwan. Taiwan is the fifth largest economy in Asia and is Asia's fourth largest banking market, with a revenue pool of approximately USD29 billion in 2005. Taiwan has a population of approximately 23 million with an attractive demographic profile and its GDP per capita is one of the highest in Asia (comparable with that of Korea). Taiwan is integral to Standard Chartered's Asia strategy, with Taiwanese investment in mainland China and Taiwan-related trade flows having grown significantly in recent years. Exports to mainland China increased by 750 per cent from 2001 to 2005, and account for 21 per cent of total Taiwanese exports. Hong Kong accounted for a further 15 per cent of total Taiwanese exports in 2005. Following the acquisition of Hsinchu, Standard Chartered will have a significant presence in the key North East Asian markets of Korea, Taiwan, Hong Kong and mainland China with a network of over 580 branches, making it one of the largest international banks in the region.

Hsinchu was established by three local families in 1948 as a savings association, and in 1983 was the first private sector bank to list on the Taiwan Stock Exchange. At 28 September 2006, Hsinchu had a market capitalisation of USD861 million. Hsinchu has a strong presence in the three wealthiest regions in Taiwan: Taipei, Taoyuan and Hsinchu. Some of the world's largest, and Taiwan's fastest growing, technology companies are located in Hsinchu's Science Park. Hsinchu:

- is the seventh largest private sector bank in Taiwan by loans and deposits as at 30 June 2006
- provides Consumer and Wholesale Banking products and services through its network of 83 branches
- provides its customers with a range of products and services including deposits, mortgages, consumer loans, credit cards, wealth management, trade finance and foreign exchange
- has an extensive customer base, consisting of over 2.4 million consumer deposit accounts and over 115,000 corporate and SME deposit accounts
- had more than 3,300 employees as at 30 June 2006

In recent years, Hsinchu's management has transformed the business, building a significant Consumer Banking business, investing in technology and prudently managing its loan portfolio. Hsinchu has a market share of approximately 10 per cent in both deposits and loans in the regions of Taoyuan and Hsinchu.

Based on Taiwanese GAAP accounts as at 30 June 2006, Hsinchu reported:

- total assets of approximately NTD419 billion (USD12.7 billion)
- total loans of approximately NTD298 billion (USD9.1 billion)
- net assets of approximately NTD17 billion (USD527 million)

For the 12 months ended 31 December 2005, Hsinchu recorded profit before tax of approximately NTD3,344 million (USD102 million) and profit after tax of approximately NTD3,191 million (USD97 million). For the equivalent period in 2004, Hsinchu recorded profit before tax of approximately NTD3,014 million (USD92 million) and profit after tax of approximately NTD2,808 million (USD85 million). For the six months ended 30 June 2006, Hsinchu recorded a loss before tax of approximately NTD3,132 million (USD95 million) and loss after tax of approximately NTD2,733 million (USD83 million) owing to provisions of approximately NTD6,276 million (USD191 million) primarily reflecting the consumer credit conditions experienced by all market participants.

Hsinchu's consumer loans represent 51 per cent of total assets, with mortgages representing 23 per cent, personal loans 13 per cent, SME loans 11 per cent and credit and cash cards less than 1 per cent of total assets respectively. Hsinchu's wholesale loans and other assets represent the remaining 49 per cent of total assets. Hsinchu had a non-performing loan ("NPL") ratio of 2.77 per cent as at 30 June 2006, 2.46 per cent as at 31 December 2005 and 2.83 per cent as at 31 December 2004. It had a total capital ratio of 9.81 per cent as at 30 June 2006. 25 per cent of unsecured consumer

receivables in the Taiwanese banking sector are subject to restructuring under the government initiative "Interbank Debt Restructuring Programme", compared to less than 10 per cent of Hsinchu's unsecured consumer receivables which have elected to enter the scheme.

DETAILS OF THE ACQUISITION

Standard Chartered will today launch a recommended tender offer for 100 per cent of the issued and to be issued share capital of Hsinchu. The tender offer price of NTD24.50 per share values Hsinchu's entire issued share capital at USD1.2 billion (GBP0.65 billion) on a fully diluted basis. The recommended tender offer, which is subject to a minimum acceptance condition of 51 per cent and satisfaction of remaining regulatory consents, is expected to be completed in November 2006. The tender offer price will be payable by Standard Chartered within five business days after the closing of the tender offer.

Hsinchu's board of directors is recommending shareholders to accept Standard Chartered's tender offer. In addition, Standard Chartered has received irrevocable undertakings to accept the tender offer from shareholders representing 20.81 per cent of Hsinchu's issued share capital (on a fully diluted basis), including a commitment from the Fubon Group of Companies of 6.79 per cent.

On 28 September 2006 Standard Chartered received regulatory approval from the Financial Supervisory Commission in Taiwan to acquire 51 to 100 per cent of the issued share capital of Hsinchu. In addition, the Fair Trade Commission has granted a waiver from the requirement to obtain the Commission's approval for the tender offer. The material outstanding regulatory approval is the approval for foreign investment from the Investment Commission of the Ministry of Economic Affairs.

It is the intention of Standard Chartered to delist Hsinchu, subject to regulatory consent and Hsinchu shareholder approval, and to acquire 100 per cent of the issued and to be issued share capital of Hsinchu. Standard Chartered intends to combine its existing Taiwanese operations with Hsinchu by late 2007.

To the best of the knowledge, information and belief of Standard Chartered's Directors, having made all reasonable enquiry, Hsinchu's shareholders are third parties, independent of Standard Chartered and connected persons or related parties of Standard Chartered.

ACQUISITION RATIONALE AND BENEFITS

Hsinchu represents an attractive opportunity for Standard Chartered:

- The Taiwanese economy is the fifth largest in Asia and continues to demonstrate good growth with forecast average annual real GDP growth of 4.3 per cent between 2007 and 2010. This growth is underpinned by increasing trade flows, especially with mainland China and the rest of Asia (total Taiwanese exports increased by 57 per cent from 2001 to 2005, with export growth accelerating from 8 per cent in 2005 to 14 per cent in the first seven months of 2006). Taiwan also has one of the largest and highest growth technology sectors in the world and a young and increasingly affluent population, particularly in the Taoyuan and Hsinchu regions where Hsinchu has a leading market position
- The Taiwanese banking revenue pool is the fourth largest in Asia with an estimated size in 2005 of USD29 billion. Hsinchu provides Standard Chartered with an opportunity for significant income and earnings growth in both Consumer and Wholesale Banking in Taiwan through the introduction of its sales practices and innovative products and by leveraging its international network, particularly in the North East Asia region
- The acquisition will transform Standard Chartered's existing market position in Taiwan and further diversify Standard Chartered's earnings base. Together with Standard Chartered's existing business, the acquisition of Hsinchu would have made Taiwan Standard Chartered's fourth largest market by income for the six months ended 30 June 2006
- Hsinchu has an impressive track record of growth driven by a strong local management team. The combination of Standard Chartered's existing business and Hsinchu will provide an excellent platform for expansion across Taiwan

Standard Chartered will look to further grow Hsinchu's income and profits significantly in ways that will include:

Consumer Banking

- Using Standard Chartered's customer segmentation methodology to enable further penetration and cross-selling of more profitable products to the affluent customer segments

- Using Standard Chartered's network management skills and processes to expand and enhance distribution through branch reconfiguration and relocation to the extent permissible under Taiwanese law, increased productivity and efficiency, and by developing an effective direct sales channel. Through the implementation of these skills and processes, Standard Chartered aims to significantly increase Hsinchu's deposits per branch from the current NTD4 billion towards the NTD12 billion reported by the top three banks in Taiwan
- Using Standard Chartered's skills and experience, together with its performance-driven management model, to drive product and service development
- Implementing a broader suite of wealth management and bancassurance products and accelerating SME, credit card and mortgage strategies through product and service innovation. Standard Chartered's objective is to significantly grow the contribution of wealth management income. Wealth management contributed less than 15 per cent of Hsinchu's Consumer Banking income in 2005 and Standard Chartered will grow this towards the Group's average of over 30 per cent
- Sharing best practice techniques in customer service, credit scoring and risk management

Wholesale Banking

- Leveraging Standard Chartered's international network and relationship management expertise together with Taiwan's and Hsinchu's links with Hong Kong and mainland China (over 70 per cent of Hsinchu's corporate customers have operations in mainland China), to grow the client base in the global corporate and local corporate segments, and to improve Hsinchu's cross-sell ratio
- Building on Standard Chartered's international product expertise to realise opportunities in trade finance, global markets and regional cash management for Hsinchu's domestic corporate clients and for Standard Chartered's international clients
- Leveraging Hsinchu's network and infrastructure to enhance services for global corporates
- Reinvigorating the product and service offering to the local corporate segment and deepening relationships with companies from Hsinchu's technology sector
- Growing fee-income products in global markets, such as foreign exchange, derivatives and structured finance, and capturing cross border trade flows

Other

- Achieving incremental cost efficiencies, as Standard Chartered combines its existing business with Hsinchu. Standard Chartered anticipates that steady-state pre-tax cost synergies will amount to approximately USD20 million per year. This will be achieved through removing duplication in the two entities. Standard Chartered does not plan to reduce headcount, and will redeploy resources to support rapid growth in the business with controlled cost growth
- Benefiting from reduced funding costs, as a result of Standard Chartered's stronger credit rating and broader access to funding

STANDARD CHARTERED IN TAIWAN

Standard Chartered's presence in Taiwan was established in 1985. It operates today through three branches and has over 900 employees. As at 30 June 2006, it had assets of approximately USD3 billion. Standard Chartered has both Consumer and Wholesale Banking businesses in Taiwan.

FINANCIAL IMPACT OF THE ACQUISITION

Standard Chartered Bank will today launch a recommended tender offer for Hsinchu's entire issued and to be issued share capital at NTD24.50 in cash per Hsinchu share. This values Hsinchu's entire issued share capital at USD1.2 billion, or GBP0.65 billion, on a fully diluted basis representing a premium of 40 per cent to Hsinchu's closing share price of NTD17.45 on 28 September 2006; 12.7 times Hsinchu's reported after tax earnings in 2005 and 2.3 times Hsinchu's reported net asset value as at 30 June 2006.

Standard Chartered prepares its financial statements in accordance with International Financial Reporting Standards as adopted by the EU (IFRS). Following completion of the transaction, Standard Chartered will make certain IFRS and fair value adjustments in respect of the Hsinchu balance sheet that will be included in Standard Chartered's consolidated financial statements. In particular, in respect of the consumer loan portfolio, Standard Chartered estimates that were it to apply its IFRS policies and fair value adjustments as at 30 June 2006, the impact would be to reduce Hsinchu's tangible net assets by approximately USD100 million.

Standard Chartered intends to finance the acquisition of Hsinchu with the proceeds of a placing of new ordinary shares of USD0.50 each to raise approximately USD1.2 billion (GBP0.65 billion) (the "Placing"). Assuming that the acquisition of 100 per cent of the fully diluted share capital of Hsinchu and that the Placing had completed at 30 June 2006, and including the impact of the recently announced acquisition of Union Bank Limited of Pakistan and the increase in Standard Chartered's stake in PT Bank Permata Tbk, Standard Chartered's tier 1 ratio would have been in the range of 7.5 per cent to 7.7 per cent and its core equity ratio would have been in the range of 5.7 per cent to 5.9 per cent.

Based on Standard Chartered's forecasts for business growth and transaction benefits, the acquisition is expected to be earnings accretive and achieve double digit ROI in the full year ending 31 December 2008.

The Directors of Standard Chartered consider the terms of the acquisition to be fair and reasonable and that the transaction is in the interests of the Standard Chartered Group and its shareholders as a whole.

THE PLACING

Morgan Stanley, UBS, Goldman Sachs and Cazenove (together, the "Managers") are acting as joint lead managers to the Placing. The Placing will be conducted in accordance with the terms and conditions set out in the Appendix. The Placing will be effected, subject to the satisfaction of certain conditions, by way of an accelerated bookbuild placing of ordinary shares of USD0.50 each in the capital of Standard Chartered (the "Placing Shares"). The placing price in respect of the Placing Shares will be agreed by the Managers and Standard Chartered at the close of the bookbuilding exercise. There has been no equity fund raising exercise by Standard Chartered in the 12 months immediately preceding the date of this announcement.

The books will open with immediate effect. The timing of the closing of the books, pricing and allocations is at the discretion of the Managers and Standard Chartered. Details of the placing price will be announced as soon as practicable after the close of the bookbuilding exercise.

The Placing Shares will be credited as fully paid and will rank pari passu in all respects with the existing ordinary shares of USD0.50 each in the capital of Standard Chartered including the right to receive all dividends and other distributions declared, made or paid after the date of issue, save they will not rank for the interim dividend of USD0.2083 per share in respect of the six months ended 30 June 2006 declared on 8 August 2006 and payable on 11 October 2006. The ordinary shares of Standard Chartered are listed on the Official List maintained by the UK Listing Authority (the "Official List") and are also listed on The Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange"). Application will be made for the Placing Shares to be admitted to the Official List to be admitted to trading by the London Stock Exchange plc (the "London Stock Exchange") on its market for listed securities ("UK Admission") and to the Hong Kong Stock Exchange for listing of and permission to deal in the Placing Shares on the Hong Kong Stock Exchange.

The Appendix to this announcement (which forms a part of this announcement) sets out further information and the terms and conditions of the Placing.

The Placing Shares will be issued under the general mandate granted by the Company's shareholders on 4 May 2006 to issue up to 263,973,974 shares. None of this mandate has been used.

CURRENT TRADING

Overall, the Group's progress during the second half of 2006, including the credit outlook in Taiwan, continues to be in line with the guidance given at the Interim Results Presentation on 8 August 2006.

For the Group, the guidance stated that "the outlook is positive, and we expect continued good income momentum. We will maintain our focus on expense management and expense growth should be broadly in line with income growth for the full year. We will continue to take a balanced approach to risk, whilst recognising the changes in the external environment". For Taiwan the guidance stated "recent indications are that conditions continue to improve and it is expected that there will be a sharp reduction in the loan impairment charge in Taiwan in the second half of the year. However, given recent and prospective regulatory changes, there remains considerable uncertainty about the evolution of the consumer credit market".

BUSINESS DESCRIPTION

Standard Chartered PLC is listed on both the London Stock Exchange and the Hong Kong Stock Exchange and is consistently ranked in the top 25 among FTSE-100 companies by market capitalisation.

Standard Chartered has a history of over 150 years in banking and operates in many of the world's fastest-growing markets with an extensive global network of over 1,200 branches (including subsidiaries, associates and joint ventures) in over 50 countries in the Asia Pacific Region, South Asia, the Middle East, Africa, the United Kingdom and the Americas.

As one of the world's most international banks, Standard Chartered employs almost 50,000 people, representing over 90 nationalities, worldwide. This diversity lies at the heart of the Bank's values and supports the Bank's growth as the world increasingly becomes one market.

With strong organic growth supported by strategic alliances and acquisitions and driven by its strengths in the balance and diversity of its business, products, geography and people, Standard Chartered is well positioned in the emerging trade corridors of Asia, Africa and the Middle East.

Standard Chartered derives over 90 per cent of profits from Asia, Africa and the Middle East. Serving both Consumer and Wholesale Banking customers worldwide, the Bank combines deep local knowledge with global capability to offer a wide range of innovative products and services as well as award-winning solutions.

Trusted across its network for its standard of governance and corporate responsibility, Standard Chartered takes a long term view of the consequences of its actions to ensure that the Bank builds a sustainable business through social inclusion, environmental protection and good governance.

Standard Chartered is also committed to all its stakeholders by living its values in its approach towards managing its people, exceeding expectations of its customers, making a difference in communities and working with regulators.

GENERAL

This announcement has been issued by Standard Chartered and is the sole responsibility of Standard Chartered.

Morgan Stanley, UBS, Goldman Sachs and Cazenove are each acting exclusively for the Company and no-one else in connection with the acquisition and the Placing. None of Morgan Stanley, UBS, Goldman Sachs or Cazenove will be responsible to anyone other than the Company for providing the protections afforded to their respective clients nor for providing advice in relation to the acquisition or the Placing or any other matter referred to in this announcement.

This announcement is for information purposes only and does not constitute an offer or an invitation to acquire or dispose of any securities or investment advice in any jurisdiction.
In particular, this announcement does not constitute an offer to sell or issue or the solicitation of an offer to buy or subscribe for securities in the United States, Canada, Australia or Japan and should not be relied upon in connection with any decision to acquire the Placing Shares or any other Standard Chartered securities. The securities referred to in this announcement have not been and will not be registered under the U.S. Securities Act of 1933 (the "U.S. Securities Act") and may not be offered, sold or transferred within the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the U.S. Securities Act. No public offering of the Placing Shares will be made in the United States.

This announcement includes "forward-looking statements". All statements other than statements of historical fact included in this announcement, including, without limitation, those regarding Standard Chartered's and Hsinchu's financial position, business strategy, plans and objectives of management for future operations, are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Standard Chartered's or Hsinchu's, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding Standard Chartered's or Hsinchu's present and future business strategies and the environments in which Standard Chartered and Hsinchu will operate in the future and such assumptions may or may not prove to be correct. There are a number of factors which could cause actual results, performance of Standard Chartered or Hsinchu, or industry results to differ materially from those expressed or implied in forward looking statements. Among the factors that could cause actual results, performance of Standard Chartered or Hsinchu, or industry results to differ materially from those described in the forward looking statements are Standard Chartered's ability to successfully combine the business of Standard Chartered and Hsinchu and to realise expected synergies from that combination, changes in global, political, economic, business, competitive, market and regulatory forces, future exchange and interest rates, changes in tax rates and future business combinations or dispositions. These forward-looking statements speak only as of the date of this announcement. Standard Chartered expressly disclaims any obligation (except as required by the rules of the UK Listing Authority and the London Stock Exchange or the Listing Rules of the Hong Kong Stock Exchange) or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein to reflect any change in Standard Chartered's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

No statement in this announcement is intended to be a profit forecast and no statement in this announcement should be interpreted to mean that earnings per share of Standard Chartered for the current or future financial years would necessarily match or exceed the historical published earnings per share of Standard Chartered.

The Directors of Standard Chartered are:

Executive Directors:
Bryan Sanderson CBE, Chairman
Mervyn Davies CBE, Group Chief Executive
Michael DeNoma, Group Executive Director
Richard Meddings, Group Executive Director
Kaikhushru Nargolwala, Group Executive Director
Peter Sands, Group Finance Director

Independent Non-Executive Directors:
Hugh Norton, Independent Non-Executive Director
Sir CK Chow, Independent Non-Executive Director
James Dundas, Independent Non-Executive Director
Rudolph Markham, Independent Non-Executive Director
Ruth Markland, Independent Non-Executive Director
Paul Skinner, Independent Non-Executive Director
Oliver Stocken, Independent Non-Executive Director
Valerie Gooding CBE, Independent Non-Executive Director
Lord Turner, Independent Non-Executive Director

The following exchange rates have been used in this announcement:
USD1:NTD32.9
USD1:GBP0.53

APPENDIX

Further Information on the Placing

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO THE UNITED STATES, CANADA, AUSTI

IMPORTANT INFORMATION FOR PLACEES ONLY REGARDING THE PLACING

MEMBERS OF THE PUBLIC ARE NOT ELIGIBLE TO TAKE PART IN THE PLACING. THIS APPENDIX AND TI

This announcement and any offer if made subsequently is only addressed to and directed at persons in member states of tl

Relevant Persons choosing to participate in the Placing ("Placees") will be deemed to have read and understood th

In particular each such Placee represents, warrants and acknowledges that it:

1. is a Relevant Person and undertakes that it will acquire, hold, manage or dispose of any Placing Shares that are all

2. is purchasing the Placing Shares for its own account or is purchasing the Placing Shares for an account with respe

This announcement (including this Appendix) does not constitute an offer to sell or issue or the solicitation of an offer to l

The Placing Shares referred to in this announcement have not been and will not be registered under the Securities Act and

The distribution of this announcement and the Placing and/or issue of the Placing Shares in certain jurisdictions may be re

In this Appendix, unless the context otherwise requires, the "Company" means Standard Chartered PLC and "Placee" incl

Details of the Placing Agreement and the Placing Shares

The Managers have entered into a placing agreement dated 29 September 2006 (the "Placing Agreement") with the Comp

The Placing Shares will, when issued, be credited as fully paid and will rank pari passu in all respects with the existing iss

Application for listing and admission to trading

Application will be made to the Financial Services Authority for admission of the Placing Shares to the Official List of th

Bookbuild

Commencing today each of the Managers will be conducting an accelerated bookbuilding process (the "Bookbuilding Prc

Participation in the Bookbuilding Process

By participating in the Bookbuilding Process and the Placing, Placees will be deemed to have read and understood this an

Persons who are eligible to participate in the Placing should communicate their bid by telephone to their usual sales conta

The timing of the closing of the books, pricing and allocations is at the discretion of the Managers and the Company. Det

A bid in the Bookbuilding Process will be made on the terms and conditions in this Appendix and will not be capable of v

To the fullest extent permissible by law, neither of the Managers nor any of its holding companies, subsidiaries, branches,

Each of the Managers and its Affiliates is entitled to participate as principal in the Bookbuilding Process.

The Bookbuilding Process will establish a single price (the "Placing Price") payable to the Managers by all Placees. Any

Each Placee's allocation and the Placing Price will be confirmed to Placees orally by the relevant Manager following the

Each Placee will have an immediate, separate, irrevocable and binding obligation, owed to the relevant Manager, to pay t

All obligations under the Placing will be subject to the fulfilment of the conditions referred to below under "Conditions o

Conditions of the Placing

The Placing is conditional upon the Placing Agreement becoming unconditional and not having been terminated in accord

Each Manager's obligations under the Placing Agreement are conditional on, inter alia:

1. the execution of the Terms of Sale (as defined in the Placing Agreement) by each of the Managers and the Compa
2. UK Admission occurring no later than 8.00 a.m. (London time) on 4 October 2006 or such later time and/or date a
3. at the time of UK Admission, there being no indication that the Listing Committee of the Hong Kong Stock Exch
4. the warranties given by the Company in the Placing Agreement being true and accurate and not misleading;
5. to the extent material in the context of the Placing, the fulfilment by the Company of its obligations under the
6. the tender offer for the capital of Hsinchu by the Company's subsidiary, Standard Chartered Bank, having been m

If the conditions above are not satisfied or waived in accordance with the Placing Agreement within the stated time perio

The Managers may, in their absolute discretion and upon such terms as they think fit, waive compliance or extend the tim

Neither the Company nor any Manager shall have any liability to any Placee (or to any other person whether acting on bel

By participating in the Placing each Placee agrees with each of the Managers that the exercise by the Company or the Ma

By participating in the Placing, each Placee agrees that its rights and obligations terminate only in the circumstances desc

No Prospectus

No prospectus or other offering document has been or will be submitted to be approved by the UK Listing Authority or Tl

Registration and Settlement

Settlement of transactions in the Placing Shares following UK Admission will take place within the CREST system. The l

Each Placee allocated Placing Shares in the Placing will be sent a conditional advice note stating the number of Placing S

If Placing Shares are to be delivered to a custodian or settlement agent, Placees should ensure that the conditional advice ı

Settlement through CREST will be on a T+3 basis unless otherwise notified by the relevant Manager.

Interest is chargeable daily on payments not received from Placees on the due date in accordance with the arrangements s

Each Placee is deemed to agree that if it does not comply with these obligations, the relevant Manager may sell any or all

Representations and Warranties

By participating in the Placing each prospective Placee (and any person acting on such Placee's behalf) unless otherwise a

1. represents and warrants that it has read this announcement (including this Appendix) in its entirety;
2. represents and warrants that it has not received a prospectus or other offering document in connection with the pla
3. acknowledges that the content of this announcement is exclusively the responsibility of the Company and that neit
4. represents and warrants that it has neither received nor relied on any other information, representation, warranty oı
5. represents and warrants that it, or the beneficial owner, as applicable, is entitled to subscribe for and/or purchase P
6. represents and warrants that it has the power and authority to carry on the activities in which it is engaged, to acqu
7. represents and warrants that it is, or at the time the Placing Shares are acquired it will be, the beneficial owner of s
8. acknowledges that the Placing Shares have not been and will not be registered in the United States under the Secu
9. if the Placing Shares were offered to it in the United States, represents and warrants that in making its investment
10. represents and warrants that it is either (i) a QIB, or the beneficial owner of the Placing Shares is a QIB, and it or t
11. acknowledges that the Placing Shares offered and sold in the United States are "restricted securities" within the m
12. acknowledges that the Placing Shares have not been and will not be registered under the Securities Act or with an
13. acknowledges that where it is acquiring the Placing Shares for one or more managed accounts, it represents and w
14. represents and warrants that if it is a pension fund or investment company, its purchase of Placing Shares is in full
15. understands that the Placing Shares are being issued to it either through CREST or in certificated, definitive form

"THIS SECURITY HAS NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SE

16. acknowledges that no representation has been made as to the availability of any other exemption under the Securit

17. represents and warrants that the allocation, allotment, issue and delivery to it, or the person specified by it for regi:

18. represents and warrants that it has complied with its obligations in connection with money laundering and terrorisı

19. represents and warrants that it and any person acting on its behalf falls within Article 19(5) and/or 49(2) of the Fin

manage and (if applicable) dispose of any Placing Shares that are allocated to it for the purposes of its business o

20. represents and warrants that it has not offered or sold and will not offer or sell any Placing Shares to persons in the

21. represents and warrants that it has not offered or sold and will not offer or sell any Placing Shares to persons in the

22. represents and warrants that it is a qualified investor as defined in section 86(7) of FSMA, being a person falling v

23. represents and warrants, if it is a Placee in Hong Kong, that it is a "Professional Investor" as defined in the Securit

24. represents and warrants that it, or the beneficial owner, as applicable, is independent of, and is not connected with.

25. acknowledges that this announcement has not been and will not be registered as a prospectus with the Monetary A

26. represents and warrants that it has only communicated or caused to be communicated and will only communicate

27. represents and warrants that it has complied and will comply with all applicable provisions of FSMA with respect

28. represents and warrants that it and any person acting on its behalf is entitled to acquire the Placing Shares under th

29. undertakes that it (and any person acting on its behalf) will make payment for the Placing Shares allocated to it in

30. acknowledges that participation in the Placing is on the basis that it is not and will not be a client of any of the Ma

31. undertakes that the person whom it specifies for registration as holder of the Placing Shares will be (i) itself or (ii)

32. acknowledges that any agreements entered into by it pursuant to these terms and conditions shall be governed by a

33. acknowledges that each of the Managers may (at their absolute discretion) satisfy their obligations to procure Plac

34. agrees that the Company, the Managers and others will rely upon the truth and accuracy of the foregoing represent

35. agrees to indemnify and hold the Company and each of the Managers harmless from any and all costs, claims, liab

No UK stamp duty or stamp duty reserve tax should be payable to the extent that the Placing Shares are issued into CRES

Any arrangements to issue or transfer the Placing Shares into a depositary receipts system or a clearance service or to hol

Stamp, registration, documentary, transfer and similar taxes or duties payable outside the UK will be the responsibility of

This announcement has been issued by the Company and is the sole responsibility of the Company.

Morgan Stanley, UBS, Goldman Sachs and Cazenove are each acting exclusively for the Company and no-one else in coı

When a Placee or person acting on behalf of the Placee is dealing with either of the Managers, any money held in an acco

All times and dates in this announcement may be subject to amendment. The Managers shall notify the Placees and any p

[1] Standard Chartered estimates

[2] Standard Chartered estimates

END

Close

Regulatory Announcement

Go to market news section

Company	Standard Chartered Bank
TIDM	47JQ
Headline	Publication of Prospectus
Released	15:25 26-Sep-06
Number	5013J

RNS Number:5013J
Standard Chartered Bank
26 September 2006

Standard Chartered Bank,
Standard Chartered Bank (Hong Kong) Limited and
Standard Chartered First Bank Korea Limited

26 September 2006

NOT FOR DISTRIBUTION OR TRANSMISSION, DIRECTLY OR INDIRECTLY, IN OR INTO THE UNITED STATES

Publication of Prospectus

The following prospectus has been submitted to the UK Listing Authority and is available for viewing:

Prospectus dated 26 September 2006 relating to a US$15 billion Debt Issuance Programme with Standard Chartered Bank, Standard Chartered Bank (Hong Kong) Limited and Standard Chartered First Bank Korea Limited as issuers.

To view the full document please paste the following URL into the address bar of your browser.

www.rns-pdf.londonstockexchange.com/rns/5013j_-2006-9-26.pdf

For further information, please contact

Stephen Atkinson
Head of Investor Relations
1 Aldermanbury Square
London
EC2V 7SB

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus is not addressed. Prior to relying on the information contained in the Prospectus you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

The Notes offered by the Prospectus have not been and will not be registered

under the United States Securities Act of 1933, as amended (the "Securities Act"), or any relevant securities laws of any state of the United States and are subject to U.S. tax law requirements. Subject to certain exceptions, the Notes may not be offered, sold or delivered in the United States, as defined in Regulation S under the Securities Act. The Prospectus may not be accessed from, or transmitted in or into, the United States.

Your right to access this service is conditional upon complying with the above requirement.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

Regulatory Announcement

Go to market news section

Free annual report

Company	Standard Chartered PLC
TIDM	STAN
Headline	Holding(s) in Company
Released	16:30 12-Sep-06
Number	8525I

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

STANDARD CHARTERED PLC

2. Name of shareholder having a major interest

FIDELITY INVESTMENTS

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

THE SHAREHOLDER NAMED IN (2)

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

SEE ATTACHED LIST

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

11,817,431

8. Percentage of issued class

0.89%

9. Class of security

ORDINARY SHARES OF USD0.50 EACH

10. Date of transaction

8 SEPTEMBER 2006

11. Date company informed

11 SEPTEMBER 2006

12. Total holding following this notification

92,628,893

13. Total percentage holding of issued class following this notification

6.96%

14. Any additional information

NONE

15. Name of contact and telephone number for queries

TERRY SKIPPEN, 020 7280 7109

16. Name and signature of authorised company official responsible for making this notification

TERRY SKIPPEN, ASSISTANT GROUP SECRETARY

Date of notification

12 SEPTEMBER 2006

FMR CORP
Registered Holders

Brown Brothers Harriman & Co	3,155,280
JP Morgan Chase Bank	14,564,623
Northern Trust London	106,501
State Street Bank & Trust Co	316,990
Mellon Bank N.A.	1,548,173
Northern Trust Company	531,714
JP Morgan Bournemouth	6,250
Brown Brothers Harriman & Co	395,370

FIDELITY INTERNATIONAL LIMITED
Registered Holders

Bank of New York, Brussels	378,600
BNP Paribas, Paris	74,924
Brown Brothers Harriman Ltd, Luxembourg	21,842,189
Chase Manhattan Bank AG, Frankfurt	370,477
HSBC Bank PLC	81,700
JP Morgan, Bournemouth	392,197
National Australia Bank, Melbourne	91,660
Northern Trust London	274,730
State Street Bank & Trust Co, London	283,632
State Street Bank Australia	142,740

FIDELITY MANAGEMENT TRUST COMPANY
Registered Holders

Bank of New York	387,158
Brown Brothers Harriman & Co	2,009,889
CIBC Mellon Trust	243,341
JP Morgan Chase Bank	754,450
Mellon Bank NA	762,365
Northern Trust Co	1,167,245
Royal Trust - Toronto	30,045
State Street Bank & Trust Co	3,192,936

FIDELITY INVESTMENT SERVICES LIMITED
Registered Holders

JP Morgan, Bournemouth	13,299,220

FIDELITY PENSION MANAGEMENT
Registered Holders

Bank of New York, Brussels	1,190,386
Bankers Trust London	274,100
Chase Manhattan London	8,349
Chase Manhattan Bank AG Frankfurt	79,436
JP Morgan, Bournemouth	2,508,421
Dexia Privatbank	8,600
HSBC Bank PLC	450,400
JP Morgan, Bournemouth	11,457,079
JP Morgan Chase Bank	42,372
Mellon Bank	942,900
Midland Securities Services	113,700
Northern Trust London	3,726,232

Societe Generale	53,200
State Street Bank & Trust Co, London	1,415,084

FIDELITY INVESTMENTS JAPAN
Registered Holders

Brown Brothers Harriman & Co	9,520
Master Trust Bank of Japan	113,830
Nomura Trust & Banking	54,600
Trust & Cust Svcs Bank Ltd, Tokyo	30,760

FIDELITY INVESTMENT INTERNATIONAL
Registered Holders

Bank of New York Europe, London	1,433,500
JP Morgan, Bournemouth	721,812

FIDELITY INVESTMENTS ADVISORY (KOREA) LIMITED
Registered Holders

State Street Hong Kong	17,614

FIDELITY INVESTMENT MANAGEMENT HONG KONG
Registered Holders

Bermuda Trust Far East HK	385,629
Citibank NA, Hong Kong Branch	136,855
Bermuda Trust Far East HK	243,331

FIDELITY INVESTMENT GESTION
Registered Holders

BNP Paribas, Paris	494,000
CDC Finance	21,111

FIDELITY INVESTMENTS CANADA LIMITED
Registered Holders

State Street Bank & Trust Co	291,673
	92,628,893

END

Close

Regulatory Announcement

Go to market news section

Free annual report

Company	Standard Chartered PLC
TIDM	STAN
Headline	Director/PDMR Shareholding
Released	09:11 11-Sep-06
Number	7414I

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R (1).

1. Name of the *issuer*
Standard Chartered PLC

2. State whether the notification relates to:
(i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or
(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)
This notification relates to a transaction notified in accordance with both DR 3.1.4R(1)(a) and DR 3.1.4 (R) (1) (b)

3. Name of *person discharging managerial responsibilities/director*
Richard Meddings

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*
N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest
This notification is made in respect of a holding of the person referred to in 3. above.

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*
Ordinary shares of US$0.50 each fully paid

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them
Richard Meddings

8 State the nature of the transaction
Grant of an option over shares under the Company's UK Sharesave Scheme

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired
N/A

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)
N/A

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed
N/A

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)
N/A

13. Price per *share* or value of transaction
N/A

14. Date and place of transaction
8 September 2006

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)
N/A

16. Date issuer informed of transaction
8 September 2006

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant
8 September 2006

18. Period during which or date on which it can be exercised
This Option is exercisable 3 years from the date of grant and must be exercised within 6 months.

19. Total amount paid (if any) for grant of the option
Nil

20. Description of *shares* or debentures involved (*class* and number)
878 ordinary shares of US$0.50 each fully paid

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
1064p

22. Total number of *shares* or debentures over which options held following notification
363,207

23. Any additional information
NONE

24. Name of contact and telephone number for queries
Sarah Williams 020 7280 6123

Name and signature of duly authorised officer of *issuer* responsible for making notification
Terry Skippen, Assistant Group Secretary

Date of notification
11 September 2006
END

Close

Regulatory Announcement

Go to market news section

Free annual report

Company	Standard Chartered PLC
TIDM	STAN
Headline	Completion of Acquisition
Released	16:31 06-Sep-06
Number	5943I

STANDARD CHARTERED ANNOUNCES THE COMPLETION OF THE ACQUISITION OF A 95.37% INTEREST IN UNION BANK LIMITED

FOR IMMEDIATE RELEASE

Standard Chartered PLC announces that its subsidiary company, Standard Chartered Bank (Pakistan) Limited, has today completed the acquisition of a 95.37 per cent interest in Union Bank Limited. The amount paid was US$487 million, in cash.

For further information, please contact:

Stephen Atkinson, Head of Investor Relations
Tel: +44 20 7280 7245
Stephen.Atkinson@uk.standardchartered.com

Matthew Chan, Manager, Media Relations
Tel: +44 20 7280 7707
Matthew.K.Chan@uk.standardchartered.com

END

Close

Regulatory Announcement

Go to market news section

Free annual report

Company	Standard Chartered PLC
TIDM	STAN
Headline	Director/PDMR Shareholding
Released	14:16 02-Oct-06
Number	7991J

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

1. Name of the *issuer*

Standard Chartered PLC

2. State whether the notification relates to:

(i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

Notification relates to a transaction notified in accordance with both DR3.1.4R (1)(a) and DR 3.1.4 (R)(1)(b)

3. Name of *person discharging managerial responsibilities/director*

Bryan Sanderson

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

Notification is in respect of a holding of the person referred to in 3. above

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

Ordinary shares of US$0.50 each fully paid

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

Barclays Share Nominees Limited

8. State the nature of the transaction

Award of 19,290 shares to Mr Sanderson under his compensation arrangements

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

19,290

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

0.00145%

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

N/A

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

13. Price per *share* or value of transaction

Price paid for shares: Nil
Market value of shares: 1368p per share

14. Date and place of transaction

2 October 2006

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

231,643 (0.0174%)

16. Date issuer informed of transaction

2 October 2006

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant

N/A

18. Period during which or date on which it can be exercised

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of *shares* or debentures involved (*class* and number)

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

22. Total number of *shares* or debentures over which options held following notification

N/A

23. Any additional information

NONE

24. Name of contact and telephone number for queries

Sarah Williams 020 7280 6123

Name and signature of duly authorised officer of *issuer* responsible for making notification

Terry Skippen, Assistant Group Secretary

Date of notification

2 October 2006

END

Close

Regulatory Announcement

Go to market news section

Free annual report

Company		Standard Chartered PLC
TIDM		STAN
Headline		Director/PDMR Shareholding
Released		16:52 12-Oct-06
Number		4044K

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

1. Name of the *issuer*

Standard Chartered PLC

2. State whether the notification relates to:

(i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4R(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

This notification relates to a transaction notified in accordance with DR 3.1.4R(1)(a)

3. Name of *person discharging managerial responsibilities/director*

T J Miller

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

This notification is made in respect of a holding of the person referred to in (3) above.

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

Ordinary shares of US$0.50 each fully paid

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

Computershare Company Nominees Limited

8 State the nature of the transaction

Share Dividend Election

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

615

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

0.000044%

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

N/A

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

13. Price per *share* or value of transaction

1323.60p

14. Date and place of transaction

11 October 2006

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

74,542 (0.0054%)

16. Date issuer informed of transaction

11 October 2006

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant

N/A

18. Period during which or date on which it can be exercised

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of *shares* or debentures involved (*class* and number)

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

22. Total number of *shares* or debentures over which options held following notification

N/A

23. Any additional information

24. Name of contact and telephone number for queries

Julie Bamford, 020 7280 7024

Name and signature of duly authorised officer of *issuer* responsible for making notification

Julie Bamford, Group Company Secretary

Date of notification

12 October 2006

END

Close

Regulatory Announcement

Go to market news section

Free annual report

Company	Standard Chartered PLC
TIDM	STAN
Headline	Director/PDMR Shareholding
Released	16:50 12-Oct-06
Number	4041K

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

1. Name of the *issuer*

Standard Chartered PLC

2. State whether the notification relates to:

(i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4R(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

This notification relates to a transaction notified in accordance with DR 3.1.4R(1)(a)

3. Name of *person discharging managerial responsibilities/director*

G R Bullock

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

This notification is made in respect of a holding of the person referred to in (3) above.

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

Ordinary shares of US$0.50 each fully paid

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

Rock Nominees Limited

8 State the nature of the transaction

Share Dividend Election

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

480

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

0.000035%

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

N/A

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

13. Price per *share* or value of transaction

1323.60p

14. Date and place of transaction

11 October 2006

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

58,246 (0.0042%)

16. Date issuer informed of transaction

11 October 2006

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant

N/A

18. Period during which or date on which it can be exercised

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of *shares* or debentures involved (*class* and number)

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

22. Total number of *shares* or debentures over which options held following notification

N/A

23. Any additional information

24. Name of contact and telephone number for queries

Julie Bamford, 020 7280 7024

Name and signature of duly authorised officer of *issuer* responsible for making notification

Julie Bamford, Group Company Secretary

Date of notification

12 October 2006

END

Close

Regulatory Announcement

Go to market news section

Free annual report

Company	Standard Chartered PLC
TIDM	STAN
Headline	Director/PDMR Shareholding
Released	16:44 12-Oct-06
Number	4032K

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

1. Name of the *issuer*

Standard Chartered PLC

2. State whether the notification relates to:

(i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4R(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

This notification relates to a transaction notified in accordance with DR 3.1.4R(1)(b)

3. Name of *person discharging managerial responsibilities/director*

P D Skinner

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

This notification is made in respect of a holding of the person referred to in (3) above.

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

Ordinary shares of US$0.50 each fully paid

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

P D Skinner

8 State the nature of the transaction

Share Dividend Election

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

26

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

0.0000019%

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

N/A

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

13. Price per *share* or value of transaction

1323.60p

14. Date and place of transaction

11 October 2006

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

3,206 (0.00023%)

16. Date issuer informed of transaction

11 October 2006

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant

N/A

18. Period during which or date on which it can be exercised

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of *shares* or debentures involved (*class* and number)

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

22. Total number of *shares* or debentures over which options held following notification

N/A

23. Any additional information

24. Name of contact and telephone number for queries

Julie Bamford, 020 7280 7024

Name and signature of duly authorised officer of *issuer* responsible for making notification

Julie Bamford, Group Company Secretary

Date of notification

12 October 2006

END

Close

Regulatory Announcement

Go to market news section

Free annual report

Company	Standard Chartered PLC
TIDM	STAN
Headline	Director/PDMR Shareholding
Released	16:42 12-Oct-06
Number	4031K

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

1. Name of the *issuer*

Standard Chartered PLC

2. State whether the notification relates to:

(i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4R(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

This notification relates to a transaction notified in accordance with DR 3.1.4R(1)(b)

3. Name of *person discharging managerial responsibilities/director*

R Markland

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

This notification is made in respect of a holding of the person referred to in (3) above.

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

Ordinary shares of US$0.50 each fully paid

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

R Markland

8 State the nature of the transaction

Share Dividend Election

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

18

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

0.0000013%

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

N/A

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

13. Price per *share* or value of transaction

1323.60p

14. Date and place of transaction

11 October 2006

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

2,139 (0.00015%)

16. Date issuer informed of transaction

11 October 2006

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant

N/A

18. Period during which or date on which it can be exercised

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of *shares* or debentures involved (*class* and number)

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

22. Total number of *shares* or debentures over which options held following notification

N/A

23. Any additional information

24. Name of contact and telephone number for queries

Julie Bamford, 020 7280 7024

Name and signature of duly authorised officer of *issuer* responsible for making notification

Julie Bamford, Group Company Secretary

Date of notification

12 October 2006

END

Close

Regulatory Announcement

Go to market news section

Free annual report

Company	Standard Chartered PLC
TIDM	STAN
Headline	Director/PDMR Shareholding
Released	16:41 12-Oct-06
Number	4026K

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

1. Name of the *issuer*

Standard Chartered PLC

2. State whether the notification relates to:

(i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4R(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

This notification relates to a transaction notified in accordance with both DR 3.1.4R (1)(a) and DR 3.1.4R(1)(b)

3. Name of *person discharging managerial responsibilities/director*

R H Meddings

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

This notification is made in respect of a holding of the person referred to in (3) above.

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

Ordinary shares of US$0.50 each fully paid

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

R H Meddings

8 State the nature of the transaction

Share Dividend Election

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

906

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

0.000065%

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

N/A

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

13. Price per *share* or value of transaction

1323.60p

14. Date and place of transaction

11 October 2006

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

109,852 (0.0079%)

16. Date issuer informed of transaction

11 October 2006

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant

N/A

18. Period during which or date on which it can be exercised

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of *shares* or debentures involved (*class* and number)

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

22. Total number of *shares* or debentures over which options held following notification

N/A

23. Any additional information

24. Name of contact and telephone number for queries

Julie Bamford, 020 7280 7024

Name and signature of duly authorised officer of *issuer* responsible for making notification

Julie Bamford, Group Company Secretary

Date of notification

12 October 2006

END

Close

Regulatory Announcement

Go to market news section

Free annual report

Company	Standard Chartered PLC
TIDM	STAN
Headline	Director/PDMR Shareholding
Released	16:37 12-Oct-06
Number	4022K

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

1. Name of the *issuer*

Standard Chartered PLC

2. State whether the notification relates to:

(i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4R(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

This notification relates to a transaction notified in accordance with both DR 3.1.4R (1)(a) and DR 3.1.4R(1)(b)

3. Name of *person discharging managerial responsibilities/director*

B K Sanderson

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

This notification is made in respect of a holding of the person referred to in (3) above.

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

Ordinary shares of US$0.50 each fully paid

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

Barclays Share Nominees Limited

8 State the nature of the transaction

Share Dividend Election

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

1,632

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

0.00012%

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

N/A

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

13. Price per *share* or value of transaction

1323.60p

14. Date and place of transaction

11 October 2006

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

233,275 (0.017%)

16. Date issuer informed of transaction

11 October 2006

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant

N/A

18. Period during which or date on which it can be exercised

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of *shares* or debentures involved (*class* and number)

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

22. Total number of *shares* or debentures over which options held following notification

N/A

23. Any additional information

24. Name of contact and telephone number for queries

Julie Bamford, 020 7280 7024

Name and signature of duly authorised officer of *issuer* responsible for making notification

Julie Bamford, Group Company Secretary

Date of notification

12 October 2006

END

Close

Regulatory Announcement

Go to market news section

Free annual report

Company	Standard Chartered PLC
TIDM	STAN
Headline	Director/PDMR Shareholding
Released	16:33 12-Oct-06
Number	4020K

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

1. Name of the *issuer*

Standard Chartered PLC

2. State whether the notification relates to:

(i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4R(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

This notification relates to a transaction notified in accordance with DR 3.1.4R(1)(b)

3. Name of *person discharging managerial responsibilities/director*

R H P Markham

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

This notification is made in respect of a holding of the person referred to in (3) above.

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

Ordinary shares of US$0.50 each fully paid

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

R H P Markham

8 State the nature of the transaction

Share Dividend Election

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

20

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

0.0000014%

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

N/A

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

13. Price per *share* or value of transaction

1323.60p

14. Date and place of transaction

11 October 2006

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

2,364 (0.00017%)

16. Date issuer informed of transaction

11 October 2006

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant

N/A

18. Period during which or date on which it can be exercised

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of *shares* or debentures involved (*class* and number)

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

22. Total number of *shares* or debentures over which options held following notification

N/A

23. Any additional information

24. Name of contact and telephone number for queries

Julie Bamford, 020 7280 7024

Name and signature of duly authorised officer of *issuer* responsible for making notification

Julie Bamford, Group Company Secretary

Date of notification

12 October 2006

END

Close

Regulatory Announcement

Go to market news section

Free annual report

Company	Standard Chartered PLC
TIDM	STAN
Headline	Director/PDMR Shareholding
Released	16:29 12-Oct-06
Number	4017K

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

1. Name of the *issuer*

Standard Chartered PLC

2. State whether the notification relates to:

(i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4R(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

This notification relates to a transaction notified in accordance with DR 3.1.4R(1)(b)

3. Name of *person discharging managerial responsibilities/director*

Lord Turner

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

This notification is made in respect of a holding of the person referred to in (3) above.

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

Ordinary shares of US$0.50 each fully paid

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

Lord Turner

8 State the nature of the transaction

Share Dividend Election

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

16

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

0.0000012%

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

N/A

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

13. Price per *share* or value of transaction

1323.60p

14. Date and place of transaction

11 October 2006

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

2,016 (0.00015%)

16. Date issuer informed of transaction

11 October 2006

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant

N/A

18. Period during which or date on which it can be exercised

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of *shares* or debentures involved (*class* and number)

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

22. Total number of *shares* or debentures over which options held following notification

N/A

23. Any additional information

24. Name of contact and telephone number for queries

Julie Bamford, 020 7280 7024

Name and signature of duly authorised officer of *issuer* responsible for making notification

Julie Bamford, Group Company Secretary

Date of notification

12 October 2006

END

Close

Regulatory Announcement

Go to market news section

Free annual report

Company	Standard Chartered PLC
TIDM	STAN
Headline	Directors' Interests
Released	16:13 09-Oct-06
Number	1883K

Standard Chartered PLC

1995 Employee Share Ownership Plan Trust (the "Trust")

This is to advise you that Bedell Cristin Trustees Limited, the Trustee of the Company's employee benefit trust used in connection with some of the Company's employee share schemes has advised under a notification dated 9 October 2006 that between 1 August 2006 and 4 October 2006 they disposed of a total of 1,302,422 Standard Chartered PLC ordinary shares of US$0.50 each.

These shares were disposed of in connection with some of the Company's employee share schemes.

Following this transaction the Trust held a total of 3,738,530 unallocated Standard Chartered PLC ordinary shares of US$0.50 each.

The following directors together with all employees are potential beneficiaries of the Trust and as a result of this transaction there has been a change in the number of shares they are interested in, however the directors were not connected with the transaction detailed above:

Bryan Sanderson, Mervyn Davies, Mike DeNoma, Richard Meddings, Kai Nargolwala and Peter Sands

Julie Bamford
Group Company Secretary

9 October 2006

END

Close

Regulatory Announcement

Go to market news section

Free annual report

Company	Standard Chartered PLC
TIDM	STAN
Headline	Tender Offer Update
Released	07:00 23-Oct-06
Number	8565K

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR ONTO THE UNITED STATES, CANADA, AUSTRALIA OR JAPAN

Standard Chartered
Offer for Hsinchu Wholly Unconditional

Standard Chartered PLC ("Standard Chartered") announces that, pursuant to its recommended offer for Hsinchu International Bank ("Hsinchu") (the "Offer"), its subsidiary company, Standard Chartered Bank, has received acceptances representing more than 51 per cent of the issued and to be issued share capital of Hsinchu as at 23 October 2006.

All regulatory consents have been received and the 51 per cent minimum acceptance condition has been achieved. Consequently the Offer is now wholly unconditional.

The Offer is due to close on 31 October, 2006 and remaining shareholders have until that date to tender their shares.

On completion of the Offer, Standard Chartered will have majority ownership of Hsinchu, Taiwan's seventh largest private sector bank, by loans and deposits as at 30 June 2006. It is the intention of Standard Chartered to delist Hsinchu, subject to regulatory consent and Hsinchu corporate approval. Standard Chartered expects to combine its existing Taiwanese operations with Hsinchu by late 2007.

Information on Hsinchu

Hsinchu is listed on the Taiwan Stock Exchange and has a strong presence in the three wealthiest regions of Taiwan: Taipei, Taoyuan and Hsinchu. As at 30 June, 2006, Hsinchu had total assets of approximately USD13 billion. It has more than 2.4 million consumer deposit accounts and more than 115,000 corporate and small and medium sized enterprises deposit accounts.

Hsinchu currently operates an island-wide distribution network of 83 branches. Hsinchu has a long and established operating history of over 50 years and is the seventh largest private sector bank in Taiwan, measured by loans and deposits, as of 30 June, 2006.

Hsinchu's strong branch presence in the Hsinchu region enables it to tap a local customer base that possesses the second highest average annual household income in Taiwan, according to official statistics.

Information on Standard Chartered

Standard Chartered is listed on both the London Stock Exchange and the Hong Kong Stock

Exchange and is consistently ranked in the top 25 among FTSE-100 companies by market capitalization.

Standard Chartered has a history of over 150 years in banking and operates in many of the world's fastest-growing markets with an extensive global network of over 1,200 branches (including subsidiaries, associates and joint ventures) in over 50 countries in the Asia Pacific region, South Asia, the Middle East, Africa, the United Kingdom and the Americas.

The acquisition marks an important step in Standard Chartered's Asia strategy by significantly enhancing Standard Chartered's presence in Taiwan, which is the fifth largest economy in Asia and is Asia's fourth largest banking market, according to Standard Chartered estimates.

Together with Standard Chartered's existing business in Taiwan, the acquisition of Hsinchu would have made Taiwan Standard Chartered's fourth largest market by income for the six months ended 30 June, 2006.

CONTACTS

Investors

Stephen Atkinson
Head of investor Relations
+44 (0) 20 7280 7245
Stephen.Atkinson@uk.standardchartered.com

Ruth Naderer
Head of Investor Relations, Asia Pacific
+852 2820 3075
Ruth.Naderer@hk.standardchartered.com

Press

Sean Farrell
Head of Media Relations
+44 (0) 20 7280 7163
Sean.Farrell@uk.standardchartered.com

Rita Liu
Head of Corporate Affairs, Hong Kong
+852 28203636
Rita.Liu@hk.standardchartered.com

Margrit Chang
Consultant, Corporate Affairs, Taiwan
+886 (0) 2 2547 6629
Magrit.Chang@tw.standardchartered.com

END

Close

Regulatory Announcement

Go to market news section

Free annual report

Company	Standard Chartered PLC
TIDM	STAN
Headline	Shareholder Circular
Released	09:35 20-Oct-06
Number	7874K

Copies of Standard Chartered PLC's shareholder circular giving information on the Recommended Tender Offer for Hsinchu International Bank have been submitted to the UK Listing Authority and will shortly be available for inspection at the Document Viewing Facility of the Financial Services Authority, 25 The North Colonnade, London E14 5HS.

END

Close

Annual Report and Accounts 2005

966425

FILE: 82-5188

Leading the way in Asia, Africa and the Middle East

Standard Chartered

Contents

Business Highlights	1
Group at a Glance	2
Chairman's Statement	4
Group Chief Executive's Review	6
Business Review	12
Financial Review	22
Board of Directors	38
Senior Management	40
Report of the Directors	41
Corporate Governance	44
Directors' Remuneration Report	49
Statement of Directors' Responsibilities	62
Auditor's Report	63
Income Statement	64
Balance Sheet	65
Notes to the Accounts	69
Supplementary Financial Information	136
Principal Group Addresses	140
Shareholder Information	142
Index	144
Major Awards 2005	IBC

Leading the way in Asia, Africa and the Middle East

Drawing on over 150 years of international banking experience, Standard Chartered is actively driving value creation in its markets with a clear strategy for growth. Combining deep local knowledge with international capability, Standard Chartered offers innovative, award-winning financial products and services, in many of the world's fastest growing markets.

Employing almost 44,000 people, representing 89 nationalities in over 1,200 locations and engaged in a broad range of Consumer and Wholesale Banking activities, Standard Chartered's strengths lie in breadth, diversity and balance.

Standard Chartered is committed to being The Right Partner to all its stakeholders. Across its network the Group is trusted for its outstanding standards of governance and its commitment to making a difference to the communities in which it operates.

The Business Review section of this Report combines information on corporate responsibility and people strategies, along with operating highlights, to give a balanced account of the year at Standard Chartered.

Front Cover:
Dire Tune of Ethiopia breaks the tape to win the 2006 Hong Kong Marathon. Dire Tune's victory in the final leg of the Greatest Race on Earth lifted her team, Haji Adilo, to second place in the series.

From our earliest branches in Africa, to our state-of-the-art priority banking centre in Taipei, our commitment to the customers, employees and communities in the markets in which we operate makes us one of the world's best international banks.

Annual Report and Accounts 2005

966425

ED1 *EUEBAEO9* 126
COMPANIES HOUSE 18/04/2006

Leading the way in Asia, Africa and the Middle East

Standard Chartered

Contents

Business Highlights	1
Group at a Glance	2
Chairman's Statement	4
Group Chief Executive's Review	6
Business Review	12
Financial Review	22
Board of Directors	38
Senior Management	40
Report of the Directors	41
Corporate Governance	44
Directors' Remuneration Report	49
Statement of Directors' Responsibilities	62
Auditor's Report	63
Income Statement	64
Balance Sheet	65
Notes to the Accounts	69
Supplementary Financial Information	136
Principal Group Addresses	140
Shareholder Information	142
Index	144
Major Awards 2005	IBC

Leading the way in Asia, Africa and the Middle East

Drawing on over 150 years of international banking experience, Standard Chartered is actively driving value creation in its markets with a clear strategy for growth. Combining deep local knowledge with international capability, Standard Chartered offers innovative, award-winning financial products and services, in many of the world's fastest growing markets.

Employing almost 44,000 people, representing 89 nationalities in over 1,200 locations and engaged in a broad range of Consumer and Wholesale Banking activities, Standard Chartered's strengths lie in breadth, diversity and balance.

Standard Chartered is committed to being The Right Partner to all its stakeholders. Across its network the Group is trusted for its outstanding standards of governance and its commitment to making a difference to the communities in which it operates.

The Business Review section of this Report combines information on corporate responsibility and people strategies, along with operating highlights, to give a balanced account of the year at Standard Chartered.

Front Cover:
Dire Tune of Ethiopia breaks the tape to win the 2006 Hong Kong Marathon. Dire Tune's victory in the final leg of the Greatest Race on Earth lifted her team, Haji Adilo, to second place in the series.

From our earliest branches in Africa, to our state-of-the-art priority banking centre in Taipei, our commitment to the customers, employees and communities in the markets in which we operate makes us one of the world's best international banks.

Business Highlights

Income
up 27% to $6,861m
2004: $5,382m*

Profit before taxation
up 19% to $2,681m
2004: $2,251m*

Total assets
up 46% to $215bn
2004: $147bn*

Normalised earnings per share
up 23% to 153.7 cents
2004: 124.6 cents*

Normalised return on ordinary shareholders' equity
18.0%
2004: 18.6%*

Dividend per share
up 11% to 64.0 cents
2004: 57.5 cents

Employees
43,899
2004: 33,323

Countries and territories
56
2004: 56

Nationalities
89
2004: 80

Five Year Review

Total assets
$ billion

Income
$ million

Profit before taxation
$ million

Dividend per share
cents

* Restated under IFRS, excluding IAS 32 and IAS 39.
Throughout this document, unless another currency is specified the word 'dollar' or symbol '$' means United States dollar.

What We Stand For

Strategic Intent
The world's best international bank
Leading the way in Asia, Africa and the Middle East

Brand Promise
The Right Partner – Leading by Example

Responsive | Trustworthy | Creative | International | Courageous

Approach

Participation	Competitive Positioning	Management Discipline
Focusing on attractive, growing markets where we can leverage our customer relationships and expertise	*Combining global capability, deep local* knowledge and creativity to outperform our competitors	*Balancing the pursuit of growth* with firm control of costs and risks

Commitment to stakeholders

Customers	Our People	Communities	Investors	Regulators
Passionate about our customers' success, delighting them with the quality of our service	Helping our people to grow, enabling individuals to make a difference and teams to win	Trusted and caring, dedicated to making a difference	A distinctive investment delivering outstanding performance and superior returns	Exemplary governance and ethics wherever we are

Group at a Glance

Leading the way

Asia

- Record financial performance in Hong Kong and Malaysia
- Other Asia Pacific – performance driven by strong balance sheet growth
- India – double digit growth in client income
- Korea – successful integration and rebranding

Hong Kong

Standard Chartered Hong Kong delivered record profits in 2005. The Bank invested in its branch network and products, resulting in strong growth in Wholesale Banking, small and medium enterprise (SME) banking and wealth management. The consumer finance business PrimeCredit also performed well. The Bank acts as a hub for Greater China, focusing on the integration between Hong Kong and the Pearl River Delta.

4,025
Employees

70
Branches/corporate offices

$1,512m
Income

Korea

The Group acquired Korea First Bank in April 2005, completing the rebranding as SC First Bank in September. Branch integration was completed in November, ahead of schedule. We intend to lead by providing innovative products and services for Consumer Banking customers, and allowing Wholesale Banking clients to take advantage of our international network and products. We opened Korea's largest dealing room in October.

5,775
Employees

407
Branches/corporate offices

$954m
Income

Singapore

Standard Chartered continues to stay ahead in this competitive market, leading the way with innovative deals and delivering outstanding client experience by combining our global expertise with local knowledge. We were named the Best Retail Bank in Asia Pacific by Retail Banker International.

2,818
Employees

19
Branches/corporate offices

$510m
Income

Africa

- Excellent Consumer Banking performance in all markets
- Strategic value remains strong as Asia becomes major trading partner
- Focus on supporting sustainable economic development

Africa

Africa continues to deliver solid performance. As an international bank in Africa with a strong Asian presence, we are well placed to leverage growing tradeflows between the two continents. The Bank won many awards in 2005, including Best Bank in Sub-Saharan Africa from Euromoney, Best Trade Finance Bank in Sub-Saharan Africa from Trade Finance magazine, and six Best Bank awards from The Banker magazine.

4,893
Employees

131
Branches/corporate offices

$551m
Income

Americas and the United Kingdom

- Ranked eighth largest US dollar clearing bank in the world
- Originators of business opportunities to all our markets worldwide

Americas and the UK

In these sophisticated markets, the Bank focuses on serving clients with needs in Asia, Africa and the Middle East, offering specialised products to multinational organisations. In New York the Bank is one of the leading clearers of US dollar payments. Standard Chartered London is the Group Head Office, providing governance and regulatory standards across the network, and employs more than 52 nationalities.

1,804
Employees

16
Branches/corporate offices

$549m
Income

Business Highlights

Income

up 27% to $6,861m

2004: $5,382m*

Profit before taxation

up 19% to $2,681m

2004: $2,251m*

Total assets

up 46% to $215bn

2004: $147bn*

Normalised earnings per share

up 23% to 153.7 cents

2004: 124.6 cents*

Normalised return on ordinary shareholders' equity

18.0%

2004: 18.6%*

Dividend per share

up 11% to 64.0 cents

2004: 57.5 cents

Employees

43,899

2004: 33,323

Countries and territories

56

2004: 56

Nationalities

89

2004: 80

Five Year Review

Total assets
$ billion

Income
$ million

Profit before taxation
$ million

Dividend per share
cents

* Restated under IFRS, excluding IAS 32 and IAS 39.
Throughout this document, unless another currency is specified the word 'dollar' or symbol '$' means United States dollar.

What We Stand For

Strategic Intent

The world's best international bank
Leading the way in Asia, Africa and the Middle East

Brand Promise

The Right Partner – Leading by Example

Responsive | Trustworthy | Creative | International | Courageous

Approach

Participation
Focusing on attractive, growing markets where we can leverage our customer relationships and expertise

Competitive Positioning
Combining global capability, deep local knowledge and creativity to outperform our competitors

Management Discipline
Balancing the pursuit of growth with firm control of costs and risks

Commitment to stakeholders

Customers
Passionate about our customers' success, delighting them with the quality of our service

Our People
Helping our people to grow, enabling individuals to make a difference and teams to win

Communities
Trusted and caring, dedicated to making a difference

Investors
A distinctive investment delivering outstanding performance and superior returns

Regulators
Exemplary governance and ethics wherever we are

Group at a Glance

Leading the way

Asia

- Record financial performance in Hong Kong and Malaysia
- Other Asia Pacific – performance driven by strong balance sheet growth
- India – double digit growth in client income
- Korea – successful integration and rebranding

Hong Kong

Standard Chartered Hong Kong delivered record profits in 2005. The Bank invested in its branch network and products, resulting in strong growth in Wholesale Banking, small and medium enterprise (SME) banking and wealth management. The consumer finance business PrimeCredit also performed well. The Bank acts as a hub for Greater China, focusing on the integration between Hong Kong and the Pearl River Delta.

4,025 Employees

70 Branches/corporate offices

$1,512m Income

Korea

The Group acquired Korea First Bank in April 2005, completing the rebranding as SC First Bank in September. Branch integration was completed in November, ahead of schedule. We intend to lead by providing innovative products and services for Consumer Banking customers, and allowing Wholesale Banking clients to take advantage of our international network and products. We opened Korea's largest dealing room in October.

5,775 Employees

407 Branches/corporate offices

$954m Income

Singapore

Standard Chartered continues to stay ahead in this competitive market, leading the way with innovative deals and delivering outstanding client experience by combining our global expertise with local knowledge. We were named the Best Retail Bank in Asia Pacific by Retail Banker International.

2,818 Employees

19 Branches/corporate offices

$510m Income

Africa

- Excellent Consumer Banking performance in all markets
- Strategic value remains strong as Asia becomes major trading partner
- Focus on supporting sustainable economic development

Africa

Africa continues to deliver solid performance. As an international bank in Africa with a strong Asian presence, we are well placed to leverage growing tradeflows between the two continents. The Bank won many awards in 2005, including Best Bank in Sub-Saharan Africa from Euromoney, Best Trade Finance Bank in Sub-Saharan Africa from Trade Finance magazine, and six Best Bank awards from The Banker magazine.

4,893 Employees

131 Branches/corporate offices

$551m Income

Americas and the United Kingdom

- Ranked eighth largest US dollar clearing bank in the world
- Originators of business opportunities to all our markets worldwide

Americas and the UK

In these sophisticated markets, the Bank focuses on serving clients with needs in Asia, Africa and the Middle East, offering specialised products to multinational organisations. In New York the Bank is one of the leading clearers of US dollar payments. Standard Chartered London is the Group Head Office, providing governance and regulatory standards across the network, and employs more than 52 nationalities.

1,804 Employees

16 Branches/corporate offices

$549m Income

Malaysia
Standard Chartered Malaysia recorded strong growth in 2005. In 2006, we will strengthen infrastructure, product innovation and service and leverage further liberalisation of the Malaysian banking sectors. Malaysia also supports the Group with a Global Shared Service Centre with 1,000 employees.

2,942
Employees

32
Branches/corporate offices

$333m
Income

Other Asia Pacific
We are well positioned across key growth markets in the Asia Pacific region, including Thailand, Indonesia and Taiwan. In 2005, we purchased a minority stake in Asia Commercial Bank in Vietnam. Our business in China continues to expand rapidly with 10 branches, two sub-branches and four representative offices. We were among the first foreign banks to receive a Yuan market-making licence, and we are the sole strategic foreign investor in China Bohai Bank.

7,305
Employees

407
Branches/corporate offices

$1,054m
Income

India
Standard Chartered reinforced its position as the largest international bank in India and Nepal in 2005, adding five new branches and entering four new cities in India, and adding three branches, all in new cities, in Nepal. The Bank strengthened its commitment to the country by launching a consumer finance business. India also supports the Group with a Global Shared Service Centre in Chennai with 4,100 employees.

10,097
Employees

102
Branches/corporate offices

$590m
Income

Middle East and Other South Asia (MESA)

- Double digit income growth in almost all geographies
- Consumer Banking momentum led by wealth management, cards and SMEs
- Cash management and global markets led Wholesale Banking's strong client income growth

MESA
In 2005, Standard Chartered opened a branch at Dragonmart in Dubai – the largest Chinese commercial, economic and trade mart outside mainland China. The Bank became the clearing and settlement bank for the Dubai International Finance Exchange, and sponsored the Dubai Marathon. Other highlights included expansion of our network in Pakistan, and the acquisition of the American Express commercial banking business in Bangladesh.

4,240
Employees

115
Branches/corporate offices

$808m
Income

* Income for 2004 has been restated under IFRS, excluding IAS 32 and IAS 39.

Awards

Wholesale Banking

Asia Risk Awards
Standard Chartered was named Interest Rate Derivatives House of the Year for 2005 by Asia Risk magazine. The Bank has played a key role in opening up new derivatives markets and delivering groundbreaking structured solutions to clients in the Asian region.

Consumer Banking

Retail Banker International Awards
Standard Chartered won the award for Best Retail Bank in Asia Pacific 2005. This is our second win in this category, having received the award in 2003. The 2005 award recognises our excellence in product innovation and performance improvement initiatives as well as our commitment and growth in Asia Pacific.

Corporate Responsibility

Total Caring Award
The Hong Kong Government's Social Service Department awarded Standard Chartered the Total Caring Award for community efforts made in Hong Kong in 2005. It is Hong Kong's premier award for companies demonstrating corporate citizenship, and showcases our commitment to Hong Kong's continuing development as a great place to live and work.

For further information on the awards that the Group won in 2005 please turn to the inside back cover of this Report.

For more information please visit our website www.standardchartered.com

Chairman's Statement

"Our geographic diversity is deliver good performance"

The underlying business is doing well and the strategic investments made in recent years are delivering results.

I am pleased to report another strong performance for Standard Chartered.

- Profit before taxation, including the post-acquisition results for SC First Bank (formerly Korea First Bank), is up 19 per cent to $2,681 million.
- Income is up 27 per cent, up 14 per cent on an underlying basis, excluding SC First Bank.
- Strong earnings per share (EPS) growth, with normalised EPS up 23 per cent.

As a result of this strong performance, the Board is recommending an annual dividend of 64.0 cents.

The underlying business is doing well and the strategic investments made in recent years are delivering results. The progress with SC First Bank in Korea is especially pleasing.

Governance
Governance across the Group is robust. In addition to the established Committees of the Board we now have a Corporate Responsibility and Community Committee, focused on the environment, diversity and inclusion, community and social investment. Activities in the area of corporate responsibility have measurable, positive commercial impacts and are very much part of the fabric of the Bank.

Non-Executive Director Mr Ho KwonPing has played an important part in the governance of the Group and he will retire from the Board at the conclusion of this year's Annual General Meeting. KwonPing has served for more than nine years on the Board and I would like to thank him for the valuable contribution he has made during this important period for the Group.

Economic outlook
Recent years have witnessed a buoyant world economy. Our regions have benefited from this, enjoying strong growth. Yet what is more encouraging is that an increasing number of countries – across Asia, Africa and the Middle East – are taking advantage of this favourable environment to push through structural reform. This is important if these countries are to achieve faster, sustainable growth and be able to weather any future global slowdown.

In the Middle East, there is greater investment in infrastructure aimed at economic diversification. Across Asia, moves towards deepening domestic financial markets are key to the drivers of economic growth, shifting from a reliance on exports to domestic demand.

Exports are strong in Hong Kong and South Korea, but it is the sustained turn-around in consumer spending that is key to their current growth. As a result, in general, Asian growth rates are expected to remain well above those of OECD countries.

We are witnessing, at first hand, cyclical strength and structural change.

Strategic progress
Such strong and sustainable growth enhances our existing franchise and allows us to take full advantage of the acquisitions we have made in recent years.

Malaysia

Standard Chartered Malaysia recorded strong growth in 2005. In 2006, we will strengthen infrastructure, product innovation and service and leverage further liberalisation of the Malaysian banking sectors. Malaysia also supports the Group with a Global Shared Service Centre with 1,000 employees.

2,942
Employees

32
Branches/corporate offices

$333m
Income

Other Asia Pacific

We are well positioned across key growth markets in the Asia Pacific region, including Thailand, Indonesia and Taiwan. In 2005, we purchased a minority stake in Asia Commercial Bank in Vietnam. Our business in China continues to expand rapidly with 10 branches, two sub-branches and four representative offices. We were among the first foreign banks to receive a Yuan market-making licence, and we are the sole strategic foreign investor in China Bohai Bank.

7,305
Employees

407
Branches/corporate offices

$1,054m
Income

India

Standard Chartered reinforced its position as the largest international bank in India and Nepal in 2005, adding five new branches and entering four new cities in India, and adding three branches, all in new cities, in Nepal. The Bank strengthened its commitment to the country by launching a consumer finance business. India also supports the Group with a Global Shared Service Centre in Chennai with 4,100 employees.

10,097
Employees

102
Branches/corporate offices

$590m
Income

Middle East and Other South Asia (MESA)

- Double digit income growth in almost all geographies
- Consumer Banking momentum led by wealth management, cards and SMEs
- Cash management and global markets led Wholesale Banking's strong client income growth

MESA

In 2005, Standard Chartered opened a branch at Dragonmart in Dubai – the largest Chinese commercial, economic and trade mart outside mainland China. The Bank became the clearing and settlement bank for the Dubai International Finance Exchange, and sponsored the Dubai Marathon. Other highlights included expansion of our network in Pakistan, and the acquisition of the American Express commercial banking business in Bangladesh.

4,240
Employees

115
Branches/corporate offices

$808m
Income

* Income for 2004 has been restated under IFRS, excluding IAS 32 and IAS 39.

Awards

Wholesale Banking

Asia Risk Awards
Standard Chartered was named Interest Rate Derivatives House of the Year for 2005 by Asia Risk magazine. The Bank has played a key role in opening up new derivatives markets and delivering groundbreaking structured solutions to clients in the Asian region.

Consumer Banking

Retail Banker International Awards
Standard Chartered won the award for Best Retail Bank in Asia Pacific 2005. This is our second win in this category, having received the award in 2003. The 2005 award recognises our excellence in product innovation and performance improvement initiatives as well as our commitment and growth in Asia Pacific.

Corporate Responsibility

Total Caring Award
The Hong Kong Government's Social Service Department awarded Standard Chartered the Total Caring Award for community efforts made in Hong Kong in 2005. It is Hong Kong's premier award for companies demonstrating corporate citizenship, and showcases our commitment to Hong Kong's continuing development as a great place to live and work.

For further information on the awards that the Group won in 2005 please turn to the inside back cover of this Report.

For more information please visit our website
www.standardchartered.com

Chairman's Statement

"Our geographic diversity is deliver good performance"

The underlying business is doing well and the strategic investments made in recent years are delivering results.

I am pleased to report another strong performance for Standard Chartered.

- Profit before taxation, including the post-acquisition results for SC First Bank (formerly Korea First Bank), is up 19 per cent to $2,681 million.
- Income is up 27 per cent, up 14 per cent on an underlying basis, excluding SC First Bank.
- Strong earnings per share (EPS) growth, with normalised EPS up 23 per cent.

As a result of this strong performance, the Board is recommending an annual dividend of 64.0 cents.

The underlying business is doing well and the strategic investments made in recent years are delivering results. The progress with SC First Bank in Korea is especially pleasing.

Governance

Governance across the Group is robust. In addition to the established Committees of the Board we now have a Corporate Responsibility and Community Committee, focused on the environment, diversity and inclusion, community and social investment. Activities in the area of corporate responsibility have measurable, positive commercial impacts and are very much part of the fabric of the Bank.

Non-Executive Director Mr Ho KwonPing has played an important part in the governance of the Group and he will retire from the Board at the conclusion of this year's Annual General Meeting. KwonPing has served for more than nine years on the Board and I would like to thank him for the valuable contribution he has made during this important period for the Group.

Economic outlook

Recent years have witnessed a buoyant world economy. Our regions have benefited from this, enjoying strong growth. Yet what is more encouraging is that an increasing number of countries – across Asia, Africa and the Middle East – are taking advantage of this favourable environment to push through structural reform. This is important if these countries are to achieve faster, sustainable growth and be able to weather any future global slowdown.

In the Middle East, there is greater investment in infrastructure aimed at economic diversification. Across Asia, moves towards deepening domestic financial markets are key to the drivers of economic growth, shifting from a reliance on exports to domestic demand.

Exports are strong in Hong Kong and South Korea, but it is the sustained turn-around in consumer spending that is key to their current growth. As a result, in general, Asian growth rates are expected to remain well above those of OECD countries.

We are witnessing, at first hand, cyclical strength and structural change.

Strategic progress

Such strong and sustainable growth enhances our existing franchise and allows us to take full advantage of the acquisitions we have made in recent years.

helping us to

In Thailand, where we have been present for over a century, we took the opportunity in 1999 to invest in 75 per cent of Nakornthon Bank. In 2005 we bought the remaining 25 per cent stake. Standard Chartered Bank (Thai) pcl, as it is now known, is well positioned as a locally incorporated bank with international strengths and standards.

Similarly, we have had a long presence in Indonesia, a country with 240 million people. In 2004, with our consortium partner PT Astra, we took a controlling stake in Bank Permata. Permata is a consumer bank with more than one million customers, 300 branches and over 7,000 staff. The combination of Permata and our own branch offers us great access to this growing market.

In India, we bought Grindlays in 2000 and this strategic acquisition changed the nature of our presence in that market. We are now India's largest international bank and we have major ambitions. Already we have over two million Consumer Banking customers and 800 top corporate relationships. With the economy's consistently high rate of growth we expect to see even more opportunities ahead.

In China, we established our presence as the first foreign bank almost 150 years ago. In September 2005, in the presence of Chinese Premier Wen Jiabao and UK Prime Minister the Rt. Hon. Tony Blair MP, Standard Chartered signed the documents that allowed us to take a strategic stake in China Bohai Bank. This is the first bank to be granted a national licence since 1996 and in February 2006 it opened its first branch.

Such a strategic investment is just one part of our approach to taking a leading position in this emerging economic giant. Our organic operations continue to prosper. Our long experience of China has allowed us to focus on the opportunities offered by rapid growth, including those in the Pearl River Delta, one of the world's fastest growing economic zones which accounts for about one-third of China's exports.

Finally, South Korea, which is Asia's third largest economy with a population of 47 million. In 2005 we made huge progress following our acquisition of Korea First Bank and SC First Bank, as it is now called, is well positioned for Korea's future economic development.

In all our markets we have strong business relationships and extensive networks, which are serving us well as the pace of change and number of business opportunities increase. Our international network is allowing us to benefit from new trade corridors emerging between our regions.

We are in growing markets and our geographic diversity is helping us to deliver good performance.

Well positioned
Overall, many current economic conditions and trends are advantageous for us. We are well positioned and our management teams are focused on creating shareholder value.

Standard Chartered is ideally placed to maximise the existing and future opportunities presented by our markets. In addition to the growth presented by major Asian markets, many of our businesses in the Middle East, South Asia and Africa are developing rapidly.

Our management teams, at country and at Group level, balance strong local and international leadership. This ensures international standards are met, local practices are respected and market opportunities are leveraged. We offer the ability to invest in growth, mainly in Asia, with good regulation.

Summary
Standard Chartered's 2005 results demonstrate another strong performance. We are in markets with economic conditions that present us with opportunities to build on our performance track record. It is particularly pleasing to note that SC First Bank, our Korean acquisition, became EPS accretive in the second half of 2005. We are seeing the re-investment of petrodollars, strong economies all over Asia and, on the whole, increasing economic maturity in our markets. These conditions play to our strengths. We are executing our strategy well and making good progress. I am confident of the Group's prospects going forward.

Bryan Sanderson, CBE
Chairman
2 March 2006

Highlights of 2005

$2,681m
Profit before taxation

$6,861m
Income

153.7cents
Normalised earnings per share

18.0%
Normalised return on ordinary shareholders' equity

64.0 cents
Dividend per share

Group Chief Executive's Review

"Our strength, diversity and resilience and flexibility"

Standard Chartered is making good progress. We have a clear strategy and are well positioned to take advantage of the many opportunities in our markets.

Standard Chartered is in good shape and we continue to deliver strong financial results. Our strategic intent is to be the world's best international bank, leading the way in Asia, Africa and the Middle East.

We are seizing opportunities in our markets, driving value creation and actively seeking future opportunities. We are building diversity in our products so we can reach more customers, diversity in our markets so our business has a broader base, and diversity in our people so we can have the best available talent working for us.

Our customer base has increased from seven million customers in 2003 to 12 million today. Income has increased from $4.7 billion in 2003 to $6.9 billion in 2005. The Group is growing rapidly, organically and through strategic alliances and acquisitions, and has expanded from 450 branches in 2003 to 1,200 today.

The scale of Standard Chartered is changing.

Performance

During 2005 the Group made significant financial progress. Profit before taxation, including SC First Bank, was $2,681 million, a 19 per cent increase from $2,251 million in 2004. Normalised EPS saw an increase of 23 per cent to 153.7 cents and normalised return on ordinary shareholders' equity was 18.0 per cent. We intend to be known as a Group that delivers good results and also as one that is creating a robust future.

helping us to

In Thailand, where we have been present for over a century, we took the opportunity in 1999 to invest in 75 per cent of Nakornthon Bank. In 2005 we bought the remaining 25 per cent stake. Standard Chartered Bank (Thai) pcl, as it is now known, is well positioned as a locally incorporated bank with international strengths and standards.

Similarly, we have had a long presence in Indonesia, a country with 240 million people. In 2004, with our consortium partner PT Astra, we took a controlling stake in Bank Permata. Permata is a consumer bank with more than one million customers, 300 branches and over 7,000 staff. The combination of Permata and our own branch offers us great access to this growing market.

In India, we bought Grindlays in 2000 and this strategic acquisition changed the nature of our presence in that market. We are now India's largest international bank and we have major ambitions. Already we have over two million Consumer Banking customers and 800 top corporate relationships. With the economy's consistently high rate of growth we expect to see even more opportunities ahead.

In China, we established our presence as the first foreign bank almost 150 years ago. In September 2005, in the presence of Chinese Premier Wen Jiabao and UK Prime Minister the Rt. Hon. Tony Blair MP, Standard Chartered signed the documents that allowed us to take a strategic stake in China Bohai Bank. This is the first bank to be granted a national licence since 1996 and in February 2006 it opened its first branch.

Such a strategic investment is just one part of our approach to taking a leading position in this emerging economic giant. Our organic operations continue to prosper. Our long experience of China has allowed us to focus on the opportunities offered by rapid growth, including those in the Pearl River Delta, one of the world's fastest growing economic zones which accounts for about one-third of China's exports.

Finally, South Korea, which is Asia's third largest economy with a population of 47 million. In 2005 we made huge progress following our acquisition of Korea First Bank and SC First Bank, as it is now called, is well positioned for Korea's future economic development.

In all our markets we have strong business relationships and extensive networks, which are serving us well as the pace of change and number of business opportunities increase. Our international network is allowing us to benefit from new trade corridors emerging between our regions.

We are in growing markets and our geographic diversity is helping us to deliver good performance.

Well positioned
Overall, many current economic conditions and trends are advantageous for us. We are well positioned and our management teams are focused on creating shareholder value.

Standard Chartered is ideally placed to maximise the existing and future opportunities presented by our markets. In addition to the growth presented by major Asian markets, many of our businesses in the Middle East, South Asia and Africa are developing rapidly.

Our management teams, at country and at Group level, balance strong local and international leadership. This ensures international standards are met, local practices are respected and market opportunities are leveraged. We offer the ability to invest in growth, mainly in Asia, with good regulation.

Summary
Standard Chartered's 2005 results demonstrate another strong performance. We are in markets with economic conditions that present us with opportunities to build on our performance track record. It is particularly pleasing to note that SC First Bank, our Korean acquisition, became EPS accretive in the second half of 2005. We are seeing the re-investment of petrodollars, strong economies all over Asia and, on the whole, increasing economic maturity in our markets. These conditions play to our strengths. We are executing our strategy well and making good progress. I am confident of the Group's prospects going forward.

Bryan Sanderson, CBE
Chairman
2 March 2006

Highlights of 2005

$2,681m
Profit before taxation

$6,861m
Income

153.7cents
Normalised earnings per share

18.0%
Normalised return on ordinary shareholders' equity

64.0 cents
Dividend per share

Group Chief Executive's Review

"Our strength, diversity and resilience and flexibility"

Standard Chartered is making good progress. We have a clear strategy and are well positioned to take advantage of the many opportunities in our markets.

Standard Chartered is in good shape and we continue to deliver strong financial results. Our strategic intent is to be the world's best international bank, leading the way in Asia, Africa and the Middle East.

We are seizing opportunities in our markets, driving value creation and actively seeking future opportunities. We are building diversity in our products so we can reach more customers, diversity in our markets so our business has a broader base, and diversity in our people so we can have the best available talent working for us.

Our customer base has increased from seven million customers in 2003 to 12 million today. Income has increased from $4.7 billion in 2003 to $6.9 billion in 2005. The Group is growing rapidly, organically and through strategic alliances and acquisitions, and has expanded from 450 branches in 2003 to 1,200 today.

The scale of Standard Chartered is changing.

Performance

During 2005 the Group made significant financial progress. Profit before taxation, including SC First Bank, was $2,681 million, a 19 per cent increase from $2,251 million in 2004. Normalised EPS saw an increase of 23 per cent to 153.7 cents and normalised return on ordinary shareholders' equity was 18.0 per cent. We intend to be known as a Group that delivers good results and also as one that is creating a robust future.

breadth give us

China and India
These two major economies already make a good contribution to our performance and we are excited about our future in these markets. Our network in India covers 31 cities with a combined population in excess of 76 million. India is a country with major potential, not just for Standard Chartered, but for the world economy. Though increasing competition has led to short term margin erosion in some product areas, we are confident that Standard Chartered is well positioned to realise the potential offered by this dynamic market. We have been investing in new branches, ATMs, people, infrastructure and new businesses, including launching a consumer finance business.

In China, in 2005 the income from our organic business grew over 80 per cent and we increased the number of directly employed staff by more than 40 per cent to 1,200. Our network now covers 14 cities with a combined population of over 100 million. The Consumer Banking business offers services in five out of the 10 largest cities in China, including Shanghai and Beijing. While managing a profitable business today we are also preparing for the future. Of our recent graduate intake from China, 25 per cent are currently on assignment in other countries, developing broader skills and perspectives to take back to their market in due course.

SC First Bank, Korea
In Korea, we re-branded all 407 branches, 2,100 ATMs and seven kilometres of signage as SC First Bank over one weekend and the Standard Chartered branch has been integrated into the SC First Bank network. The leadership team is experienced, established and is a balance of local and international executives. It is Standard Chartered's intent to be a leader in the Korean financial services industry.

The speed and success of the integration reflects the talent, focus and commitment of our Korean staff.

The Wholesale Banking business in Korea is progressing well. We have an enhanced product portfolio and a fully operational dealing room. In Consumer Banking in Korea we have launched 12 new products, including the 'Welcome Back' mortgage campaign – which featured a one month interest waiver, and brought in 38,000 new accounts and $4 billion of new mortgage sales.

When this acquisition was announced we said it would be EPS accretive in 2006 and we are very pleased to have met this target on a normalised basis in the second half of 2005.

We are at the early stages of our journey but we have made a great start. Korea is a huge market and we are in a good position for the future.

Consumer Banking
In Consumer Banking, operating profit was up

2006 Management Agenda

Accelerate growth in both businesses, focusing on priority markets

- Deepen client relationships in Wholesale Banking
- Enter new customer segments in Consumer Banking

Drive growth and performance in Korea

Excel in service and innovation

Lead by Example in corporate responsibility

Group Chief Executive's Review continued

Euromoney Best Debt House in Thailand and Singapore
Euromoney magazine recognised Wholesale Banking's debt finance capability in two of Standard Chartered's key Asian markets.

IFR Asia Domestic Bond House of the Year
IFR cited our 'understanding of the local markets...and impressive capabilities in derivatives and structuring' in giving the award.

21 per cent on last year, and income up 41 per cent. This performance reflects very good momentum in the underlying business, excellent post-acquisition progress in Korea and disciplined management of risk and costs. Excluding SC First Bank, operating profit was up eight per cent and income was up 16 per cent. Expansion of our Consumer Banking customer segments and products continues and despite pressure on mortgage margins, the increased breadth and balance has meant that, overall, the business performed well.

We are investing for the future, developing new products and client coverage and increasing our sales channels. During 2005, there were over 240 product launches across our franchises including e$aver, My Dream Account and LinkOne. Our branch 'footprint' is rapidly expanding and we now have 1,200 branches. This growth has been fuelled by Korea, where the number of branches has increased to over 400; by Indonesia, where, through our stake in Permata, we now have over 300; and by Pakistan and the Middle East, where we have doubled our branch network in the past two years.

Consumer Banking has increasingly balanced earnings streams. Its focus on wealth management and SMEs is paying dividends.

Wholesale Banking
We are continuing to make good progress with our Wholesale Banking business. Operating profit for 2005 was up 22 per cent on 2004, with income up 19 per cent. Excluding SC First Bank, operating profit was up 15 per cent and income was up 11 per cent. Client income growth was strong at 19 per cent and was well balanced across geographies, products and client segments. We have seen strong growth in most key markets, but results have been impacted by Zimbabwe's economic problems.

Our client-led strategy continues to drive performance in key markets and across key products. We are investing for sustainable growth, extending our product reach and increasing our global markets capabilities. We have expanded our franchise in a number of markets and strengthened local corporate teams. Previous investments in key product areas, such as in debt capital markets and corporate finance, are paying off with excellent growth across all client segments.

Proactive risk management has been complemented by a benign credit environment with strong recoveries resulting in a net release. We are continuing to invest in regulatory compliance, control infrastructure, risk management and technology.

Overall, 2005 was a good year in terms of performance. The Group is now engaged on reaching its goals for 2006 and we have set out our management agenda.

Management Agenda 2006
- To accelerate growth in both businesses, by focusing on priority markets and

Indian products for a new generation
With an average age of 25, India presents opportunities for Standard Chartered's products and services aimed at the young.

Online Banking
The eCheque payment channel in Singapore underscores the Group's use of technology.

breadth give us

China and India
These two major economies already make a good contribution to our performance and we are excited about our future in these markets. Our network in India covers 31 cities with a combined population in excess of 76 million. India is a country with major potential, not just for Standard Chartered, but for the world economy. Though increasing competition has led to short term margin erosion in some product areas, we are confident that Standard Chartered is well positioned to realise the potential offered by this dynamic market. We have been investing in new branches, ATMs, people, infrastructure and new businesses, including launching a consumer finance business.

In China, in 2005 the income from our organic business grew over 80 per cent and we increased the number of directly employed staff by more than 40 per cent to 1,200. Our network now covers 14 cities with a combined population of over 100 million. The Consumer Banking business offers services in five out of the 10 largest cities in China, including Shanghai and Beijing. While managing a profitable business today we are also preparing for the future. Of our recent graduate intake from China, 25 per cent are currently on assignment in other countries, developing broader skills and perspectives to take back to their market in due course.

SC First Bank, Korea
In Korea, we re-branded all 407 branches, 2,100 ATMs and seven kilometres of signage as SC First Bank over one weekend and the Standard Chartered branch has been integrated into the SC First Bank network. The leadership team is experienced, established and is a balance of local and international executives. It is Standard Chartered's intent to be a leader in the Korean financial services industry.

The speed and success of the integration reflects the talent, focus and commitment of our Korean staff.

The Wholesale Banking business in Korea is progressing well. We have an enhanced product portfolio and a fully operational dealing room. In Consumer Banking in Korea we have launched 12 new products, including the 'Welcome Back' mortgage campaign – which featured a one month interest waiver, and brought in 38,000 new accounts and $4 billion of new mortgage sales.

When this acquisition was announced we said it would be EPS accretive in 2006 and we are very pleased to have met this target on a normalised basis in the second half of 2005.

We are at the early stages of our journey but we have made a great start. Korea is a huge market and we are in a good position for the future.

Consumer Banking
In Consumer Banking, operating profit was up

2006 Management Agenda

Accelerate growth in both businesses, focusing on priority markets

- Deepen client relationships in Wholesale Banking
- Enter new customer segments in Consumer Banking

Drive growth and performance in Korea

Excel in service and innovation

Lead by Example in corporate responsibility

Group Chief Executive's Review continued

Euromoney Best Debt House in Thailand and Singapore
Euromoney magazine recognised Wholesale Banking's debt finance capability in two of Standard Chartered's key Asian markets.

IFR Asia Domestic Bond House of the Year
IFR cited our 'understanding of the local markets...and impressive capabilities in derivatives and structuring' in giving the award.

21 per cent on last year, and income up 41 per cent. This performance reflects very good momentum in the underlying business, excellent post-acquisition progress in Korea and disciplined management of risk and costs. Excluding SC First Bank, operating profit was up eight per cent and income was up 16 per cent. Expansion of our Consumer Banking customer segments and products continues and despite pressure on mortgage margins, the increased breadth and balance has meant that, overall, the business performed well.

We are investing for the future, developing new products and client coverage and increasing our sales channels. During 2005, there were over 240 product launches across our franchises including e$aver, My Dream Account and LinkOne. Our branch 'footprint' is rapidly expanding and we now have 1,200 branches. This growth has been fuelled by Korea, where the number of branches has increased to over 400; by Indonesia, where, through our stake in Permata, we now have over 300; and by Pakistan and the Middle East, where we have doubled our branch network in the past two years.

Consumer Banking has increasingly balanced earnings streams. Its focus on wealth management and SMEs is paying dividends.

Wholesale Banking
We are continuing to make good progress with our Wholesale Banking business. Operating profit for 2005 was up 22 per cent on 2004, with income up 19 per cent. Excluding SC First Bank, operating profit was up 15 per cent and income was up 11 per cent. Client income growth was strong at 19 per cent and was well balanced across geographies, products and client segments. We have seen strong growth in most key markets, but results have been impacted by Zimbabwe's economic problems.

Our client-led strategy continues to drive performance in key markets and across key products. We are investing for sustainable growth, extending our product reach and increasing our global markets capabilities. We have expanded our franchise in a number of markets and strengthened local corporate teams. Previous investments in key product areas, such as in debt capital markets and corporate finance, are paying off with excellent growth across all client segments.

Proactive risk management has been complemented by a benign credit environment with strong recoveries resulting in a net release. We are continuing to invest in regulatory compliance, control infrastructure, risk management and technology.

Overall, 2005 was a good year in terms of performance. The Group is now engaged on reaching its goals for 2006 and we have set out our management agenda.

Management Agenda 2006
- To accelerate growth in both businesses, by focusing on priority markets and

Indian products for a new generation
With an average age of 25, India presents opportunities for Standard Chartered's products and services aimed at the young.

Online Banking
The eCheque payment channel in Singapore underscores the Group's use of technology.

"We intend to be known for good results and for creating a robust future"

extending our geographic and customer reach

- In Wholesale Banking we will deepen client relationships and cross-sell more
- In Consumer Banking we will enter new customer segments, such as private banking and consumer finance

- Korea is a huge opportunity and, therefore, a continued priority. We will drive growth and performance
- Across the Group we will *accelerate improvements* in service and innovation
- It remains our intent to lead by example in corporate responsibility. Our programmes on diversity, environment, avoidable blindness, HIV and malaria are important to the communities where we operate, differentiate our brand and make a difference to current and prospective employees

Looking forward
There are changing trends in demographics worldwide, which will inevitably influence our business going forward. In five years' time there will be over 100 million people in China aged over 65 and, in India, over 350 million under the age of 15. These types of changes have major *implications for our business*. We will see increased product segmentation as different age groups have very different aspirations and we will have to think deeply about how we develop our brand in different markets.

The environment is becoming a major agenda item for all businesses. In markets where we operate there are concerns about energy, air quality, even water, which may impact our customer base. We have to pay new attention to resources: to how we as a business are using them, to our lending policies around them and to our participation in the debates on the future economic impacts of these issues.

Transparency is another evolving area that affects our business. More information, moving at higher speeds, in many ways presents exciting opportunities for us, for our employees and our customers. Equally, regulatory requirements and pressures are increasing and creating something of a burden, despite the positive motivations behind them.

These are some of the subjects on which we are focusing our thoughts. We recognise that to ensure *continued performance* we need to be thinking ahead.

We believe there are three major capabilities we must have to meet these challenges. We must have a real understanding of our customers. We must have the ability to innovate and create the right environment for innovation to happen. In order to do that we must be able to develop the right quality of people.

Being close to our customers is key and our customer knowledge is increasing all the time. The Group's Outserve initiative is making great progress in reaching our customers and understanding their needs. We carry out world-wide research, providing us with over three million data points from more than 25,000 respondents. In Consumer Banking, our survey carried out in 22 countries told us that in 2005, 80 per cent of customers were 'loyal and positive'. This number was up on the previous year, and the increase equates to an additional 400,000 'loyal and positive' customers.

Our brand promise is to be The Right Partner, Leading by Example. Customer feedback is at the centre of everything we do. Listening to customers helps us generate new ideas. For example in response to customer feedback we launched our online cheque template – the eCheque – in Singapore. Early take up is encouraging and we have patented it. This is one example of increasing innovation in the Bank and of the type of product that changes the market place.

As well as customer driven innovation, speed to market is critical. The Group's work in technology in recent years means we have reduced development times and still maintained the stringent checks expected of a bank. For example, we implemented our consumer finance platform in India in just 72 days.

Leading the way in East Africa
Standard Chartered was recognised as the Most Respected Company in East Africa in a survey conducted by PricewaterhouseCoopers and Nation Media Group. Based on the views of 300 senior business managers in the region, the award affirms the success of the Group's strategy in Africa.

Group Chief Executive's Review continued

e$aver takes Singapore market by storm
Our groundbreaking e$aver savings account in Singapore achieved its 18-month sales target in less than a month. It was one of over 200 products launched by Consumer Banking in 2005.

To Outserve our customers and to drive innovation we need good people. Happily, the Group is increasingly a magnet for talent. The growing economies and exciting markets where we do business are appealing to many high calibre individuals.

Through our graduate development programme we recruit and grow the talent we need for the long term. The 2006 international graduate programme has received over 40,000 applications, including over 19,000 from China. Across the Group we are developing an increasingly international, mobile, talented young workforce.

We are committed to talent development and have a company wide process that identifies talent at all levels and allows us to accelerate the development of the best. In 2005, for example, nearly 40 per cent of our high potential employees had some form of job development move and 16 per cent were international assignments. In our established workforce, turnover of high performers and high potential staff is low. Last year 80 per cent of senior management appointments were made from within the Group.

Having the right people remains key to supporting our continued growth. We believe our investment in people now will give us real competitive edge going forward.

We are working hard to Lead the Way in the areas which will underpin our business performance now and in the future.

Outlook
In 2005, the Group achieved good financial performance and made significant strategic progress. The outlook for 2006 is promising. Whilst we can never be immune to external shocks, we anticipate double-digit income growth across the Group as a whole.

Our strength, diversity and breadth give us resilience and flexibility. The Consumer Banking and Wholesale Banking businesses, including SC First Bank, have good momentum and we are well positioned to leverage the opportunities available to us in our markets.

We will maintain our disciplined approach to managing expenses. We will continue to focus on improving productivity and sustain our investment in new products, new capabilities and expanded distribution. Expense growth will be broadly in line with income growth for the full year.

We will dynamically manage the pace of investment spend through the year, factoring in both the risk environment and the performance.

We will continue to manage risks proactively. In Consumer Banking, we expect loan impairment charges will tend to grow in line with the size and mix of the overall book though Taiwan will continue to present some challenges. For Wholesale Banking, while the credit environment in most of our markets remains benign,

The Standard Chartered Greatest Race on Earth
The Greatest Race on Earth returned for its second year, bigger and better, with the largest prize pool in athletics of $1.575 million. The series of four marathons in Nairobi, Singapore, Hong Kong and Mumbai attracted over 80,000 runners in total, including over 40,000 in Hong Kong (left).

"We intend to be known for good results and for creating a robust future"

extending our geographic and customer reach

- In Wholesale Banking we will deepen client relationships and cross-sell more
- In Consumer Banking we will enter new customer segments, such as private banking and consumer finance

• Korea is a huge opportunity and, therefore, a continued priority. We will drive growth and performance

• Across the Group we will *accelerate improvements* in service and innovation

• It remains our intent to lead by example in corporate responsibility. Our programmes on diversity, environment, avoidable blindness, HIV and malaria are important to the communities where we operate, differentiate our brand and make a difference to current and prospective employees

Looking forward
There are changing trends in demographics worldwide, which will inevitably influence our business going forward. In five years' time there will be over 100 million people in China aged over 65 and, in India, over 350 million under the age of 15. These types of changes have major *implications for our business.* We will see increased product segmentation as different age groups have very different aspirations and we will have to think deeply about how we develop our brand in different markets.

The environment is becoming a major agenda item for all businesses. In markets where we operate there are concerns about energy, air quality, even water, which may impact our customer base. We have to pay new attention to resources: to how we as a business are using them, to our lending policies around them and to our participation in the debates on the future economic impacts of these issues.

Transparency is another evolving area that affects our business. More information, moving at higher speeds, in many ways presents exciting opportunities for us, for our employees and our customers. Equally, regulatory requirements and pressures are increasing and creating something of a burden, despite the positive motivations behind them.

These are some of the subjects on which we are focusing our thoughts. We recognise that to ensure *continued performance* we need to be thinking ahead.

We believe there are three major capabilities we must have to meet these challenges. We must have a real understanding of our customers. We must have the ability to innovate and create the right environment for innovation to happen. In order to do that we must be able to develop the right quality of people.

Being close to our customers is key and our customer knowledge is increasing all the time. The Group's Outserve initiative is making great progress in reaching our customers and understanding their needs. We carry out world-wide research, providing us with over three million data points from more than 25,000 respondents. In Consumer Banking, our survey carried out in 22 countries told us that in 2005, 80 per cent of customers were 'loyal and positive'. This number was up on the previous year, and the increase equates to an additional 400,000 'loyal and positive' customers.

Our brand promise is to be The Right Partner, Leading by Example. Customer feedback is at the centre of everything we do. Listening to customers helps us generate new ideas. For example in response to customer feedback we launched our online cheque template – the eCheque – in Singapore. Early take up is encouraging and we have patented it. This is one example of increasing innovation in the Bank and of the type of product that changes the market place.

As well as customer driven innovation, speed to market is critical. The Group's work in technology in recent years means we have reduced development times and still maintained the stringent checks expected of a bank. For example, we implemented our consumer finance platform in India in just 72 days.

Leading the way in East Africa
Standard Chartered was recognised as the Most Respected Company in East Africa in a survey conducted by PricewaterhouseCoopers and Nation Media Group. Based on the views of 300 senior business managers in the region, the award affirms the success of the Group's strategy in Africa.

Group Chief Executive's Review continued

e$aver takes Singapore market by storm
Our groundbreaking e$aver savings account in Singapore achieved its 18-month sales target in less than a month. It was one of over 200 products launched by Consumer Banking in 2005.

To Outserve our customers and to drive innovation we need good people. Happily, the Group is increasingly a magnet for talent. The growing economies and exciting markets where we do business are appealing to many high calibre individuals.

Through our graduate development programme we recruit and grow the talent we need for the long term. The 2006 international graduate programme has received over 40,000 applications, including over 19,000 from China. Across the Group we are developing an increasingly international, mobile, talented young workforce.

We are committed to talent development and have a company wide process that identifies talent at all levels and allows us to accelerate the development of the best. In 2005, for example, nearly 40 per cent of our high potential employees had some form of job development move and 16 per cent were international assignments. In our established workforce, turnover of high performers and high potential staff is low. Last year 80 per cent of senior management appointments were made from within the Group.

Having the right people remains key to supporting our continued growth. We believe our investment in people now will give us real competitive edge going forward.

We are working hard to Lead the Way in the areas which will underpin our business performance now and in the future.

Outlook
In 2005, the Group achieved good financial performance and made significant strategic progress. The outlook for 2006 is promising. Whilst we can never be immune to external shocks, we anticipate double-digit income growth across the Group as a whole.

Our strength, diversity and breadth give us resilience and flexibility. The Consumer Banking and Wholesale Banking businesses, including SC First Bank, have good momentum and we are well positioned to leverage the opportunities available to us in our markets.

We will maintain our disciplined approach to managing expenses. We will continue to focus on improving productivity and sustain our investment in new products, new capabilities and expanded distribution. Expense growth will be broadly in line with income growth for the full year.

We will dynamically manage the pace of investment spend through the year, factoring in both the risk environment and the performance.

We will continue to manage risks proactively. In Consumer Banking, we expect loan impairment charges will tend to grow in line with the size and mix of the overall book though Taiwan will continue to present some challenges. For Wholesale Banking, while the credit environment in most of our markets remains benign,

The Standard Chartered Greatest Race on Earth
The Greatest Race on Earth returned for its second year, bigger and better, with the largest prize pool in athletics of $1.575 million. The series of four marathons in Nairobi, Singapore, Hong Kong and Mumbai attracted over 80,000 runners in total, including over 40,000 in Hong Kong (left).

we are somewhat cautious on the credit outlook. Moreover, the level of recoveries and releases achieved in 2005 will not recur in 2006. Consequently, we expect Wholesale Banking will revert to having a net charge in 2006.

In summary
Standard Chartered is making good progress. We are clear on our strategy and well positioned to take advantage of the many opportunities in our markets.

Mervyn Davies, CBE
Group Chief Executive
2 March 2006

Leading the way

Standard Chartered aims to be The Right Partner to investors, customers, employees and other stakeholders.

Stakeholder engagement
As part of our commitment to corporate responsibility, we want to use our skills, products and services to assist communities and economies and to help protect the environment.

In 2004 we made clear our resolve to learn from our stakeholders. We believe that doing so will result in a sustainable corporate responsibility programme that will make a lasting difference.

We created a formal plan for stakeholder engagement and we have followed through with this plan in 2005, focusing on the socially responsible investment (SRI) community, non-government organisations (NGOs) and the UK Government's development and environmental departments.

In 2005 we held over 50 meetings with NGOs and SRI analysts to understand the concerns and interests of our stakeholders. We also commissioned an agency to undertake further stakeholder research for us. These discussions shaped our thinking on how we can better report our progress and the social and environmental issues on which we should focus.

Reporting on progress
Our progress against these issues is published in greater detail on our corporate responsibility website, along with a comprehensive account of Standard Chartered's commitment to and governance of corporate responsibility. Where possible we also provide numerical indicators against the guidelines of the Global Reporting Initiative.

Specific reports will be produced in the first half of 2006 on:

- Social and environmental risks in lending and the Equator Principles
- Climate change and the environment
- Responsible selling
- Diversity and inclusion
- Community investment and employee volunteering
- Health, safety and security
- Tackling corruption

We have made good progress but we recognise we still have much to do. Targets for 2006 have been set for the Group and we are monitoring results.

We believe that corporate responsibility and the drive for long-term profitability are interlinked. We have reported many aspects of our corporate responsibility activity alongside our business activities in the following Business Review.

For more information, please visit our website www.standardchartered.com/corporateresponsibility

Business Review

The largest dealing room in Korea opens for business
SC First Bank's dealing room is the largest in Korea. It was opened with a traditional Korean ceremony in October 2005. The scale of the operation reflects the opportunity for Wholesale Banking to enhance service and drive product innovation in Korea. The successful launch demonstrated the Group's commitment to Korea.

Delivering value Living our values

The Group's financial performance is underpinned by its commitment to excellent service, innovation, investment in people, fair business practices and exemplary governance.

Our strategy drives value creation by combining operational efficiency with corporate responsibility and employee engagement, and the links between these elements are becoming ever stronger.

We are an increasingly well-balanced bank, strengthened through the diversity of our geography and products, our earnings streams and our people. At the heart of how we drive performance are our values to be Responsive, Trustworthy, Creative, International and Courageous.

How we participate

The Group's strategy in its markets is one of driving organic growth, supplemented by strategic acquisitions and alliances. In 2005 Standard Chartered made progress on both these fronts.

SC First Bank
The biggest event of the year for the Group was the acquisition in April of Korea First Bank – now named SC First Bank. The integration of SC First Bank with Standard Chartered's branch in Korea ahead of schedule exemplifies many of the features that contribute to the Group's success.

As an overseas bank buying a trusted Korean financial institution, it is essential that we uphold our reputation and that of SC First Bank with customers, employees and other stakeholders in Korea.

Our people ensured the rebrand and merger went ahead without disruption to customers. In welcoming more than 5,000 SC First Bank employees we established positive labour relations by respecting existing agreements and building new ones. SC First Bank's Board is equally balanced between Korean and non-Korean members.

Investment in product innovation and service are central to the Group's success. In the last three months of 2005, we conducted over 10,000 training days at SC First Bank, representing a 20 per cent increase in classroom training. SC First Bank was awarded an A rating by the Korean government in recognition of the quality of e-learning, the first such award to a financial services organisation.

At a time of rapid growth it is particularly important that we share our values and strategy with our new employees. SC First Bank was included in our employee survey in 2005 with a 98 per cent voluntary response rate and engagement in line with Group levels. SC First Bank's participation in the International ShareSave Scheme is the highest in the Group at 92 per cent.

Employee engagement has been strengthened by the Group's community programmes. In Korea we launched Seeing is Believing, our campaign to combat avoidable blindness, at the SC First Bank Family Day in July. Employee and matching Group contributions from the annual staff salary donation totalled $713,000, which was donated to the Community Chest of Korea and Seeing is Believing.

SC First Bank launches new brand in Korea
The new Korean brand, SC First Bank, was chosen after listening to stakeholders' views. The roll out of the new brand identity across the entire network of 407 branches was one of the largest re-branding initiatives ever to be carried out in Korea and was completed over a single weekend.

we are somewhat cautious on the credit outlook. Moreover, the level of recoveries and releases achieved in 2005 will not recur in 2006. Consequently, we expect Wholesale Banking will revert to having a net charge in 2006.

In summary
Standard Chartered is making good progress. We are clear on our strategy and well positioned to take advantage of the many opportunities in our markets.

Mervyn Davies, CBE
Group Chief Executive
2 March 2006

Leading the way

Standard Chartered aims to be The Right Partner to investors, customers, employees and other stakeholders.

Stakeholder engagement
As part of our commitment to corporate responsibility, we want to use our skills, products and services to assist communities and economies and to help protect the environment.

In 2004 we made clear our resolve to learn from our stakeholders. We believe that doing so will result in a sustainable corporate responsibility programme that will make a lasting difference.

We created a formal plan for stakeholder engagement and we have followed through with this plan in 2005, focusing on the socially responsible investment (SRI) community, non-government organisations (NGOs) and the UK Government's development and environmental departments.

In 2005 we held over 50 meetings with NGOs and SRI analysts to understand the concerns and interests of our stakeholders. We also commissioned an agency to undertake further stakeholder research for us. These discussions shaped our thinking on how we can better report our progress and the social and environmental issues on which we should focus.

Reporting on progress
Our progress against these issues is published in greater detail on our corporate responsibility website, along with a comprehensive account of Standard Chartered's commitment to and governance of corporate responsibility. Where possible we also provide numerical indicators against the guidelines of the Global Reporting Initiative.

Specific reports will be produced in the first half of 2006 on:

- Social and environmental risks in lending and the Equator Principles
- Climate change and the environment
- Responsible selling
- Diversity and inclusion
- Community investment and employee volunteering
- Health, safety and security
- Tackling corruption

We have made good progress but we recognise we still have much to do. Targets for 2006 have been set for the Group and we are monitoring results.

We believe that corporate responsibility and the drive for long-term profitability are interlinked. We have reported many aspects of our corporate responsibility activity alongside our business activities in the following Business Review.

For more information, please visit our website www.standardchartered.com/corporateresponsibility

Business Review

The largest dealing room in Korea opens for business
SC First Bank's dealing room is the largest in Korea. It was opened with a traditional Korean ceremony in October 2005. The scale of the operation reflects the opportunity for Wholesale Banking to enhance service and drive product innovation in Korea. The successful launch demonstrated the Group's commitment to Korea.

Delivering value Living our values

The Group's financial performance is underpinned by its commitment to excellent service, innovation, investment in people, fair business practices and exemplary governance.

Our strategy drives value creation by combining operational efficiency with corporate responsibility and employee engagement, and the links between these elements are becoming ever stronger.

We are an increasingly well-balanced bank, strengthened through the diversity of our geography and products, our earnings streams and our people. At the heart of how we drive performance are our values to be Responsive, Trustworthy, Creative, International and Courageous.

How we participate

The Group's strategy in its markets is one of driving organic growth, supplemented by strategic acquisitions and alliances. In 2005 Standard Chartered made progress on both these fronts.

SC First Bank

The biggest event of the year for the Group was the acquisition in April of Korea First Bank – now named SC First Bank. The integration of SC First Bank with Standard Chartered's branch in Korea ahead of schedule exemplifies many of the features that contribute to the Group's success.

As an overseas bank buying a trusted Korean financial institution, it is essential that we uphold our reputation and that of SC First Bank with customers, employees and other stakeholders in Korea.

Our people ensured the rebrand and merger went ahead without disruption to customers. In welcoming more than 5,000 SC First Bank employees we established positive labour relations by respecting existing agreements and building new ones. SC First Bank's Board is equally balanced between Korean and non-Korean members.

Investment in product innovation and service are central to the Group's success. In the last three months of 2005, we conducted over 10,000 training days at SC First Bank, representing a 20 per cent increase in classroom training. SC First Bank was awarded an A rating by the Korean government in recognition of the quality of e-learning, the first such award to a financial services organisation.

At a time of rapid growth it is particularly important that we share our values and strategy with our new employees. SC First Bank was included in our employee survey in 2005 with a 98 per cent voluntary response rate and engagement in line with Group levels. SC First Bank's participation in the International ShareSave Scheme is the highest in the Group at 92 per cent.

Employee engagement has been strengthened by the Group's community programmes. In Korea we launched Seeing is Believing, our campaign to combat avoidable blindness, at the SC First Bank Family Day in July. Employee and matching Group contributions from the annual staff salary donation totalled $713,000, which was donated to the Community Chest of Korea and Seeing is Believing.

SC First Bank launches new brand in Korea
The new Korean brand, SC First Bank, was chosen after listening to stakeholders' views. The roll out of the new brand identity across the entire network of 407 branches was one of the largest re-branding initiatives ever to be carried out in Korea and was completed over a single weekend.

Investment in China Bohai Bank
In September we signed an agreement to invest $123 million for a 19.99 per cent stake in China Bohai Bank, the first new national joint stock commercial bank in the People's Republic of China since 1996. The signing ceremony was witnessed by Premier Wen Jiabao of China and British Prime Minister the Rt. Hon. Tony Blair MP.

Investment in China
Standard Chartered has been in China for almost 150 years. The Group has 10 branches in China, seven of which have been granted licences to provide yuan banking services to corporate clients. The Group was given approval in October to open three more sub-branches in Shanghai, Beijing and Shenzhen in the first quarter of 2006, representing a significant step in our expansion plans.

In December Wholesale Banking gained approval for the Shanghai branch to be an inter-bank foreign exchange market maker. The reputation of Wholesale Banking's capital markets services won it the leading role on China Construction Bank's groundbreaking RMB3 billion mortgage-backed securitisation.

In September the Group bought a 19.99 per cent stake in China Bohai Bank, the first national joint-stock commercial bank headquartered in the province of Tianjin.

China Bohai Bank aims to leverage Standard Chartered's international banking experience to achieve long-term growth and offer innovative products in Wholesale and Consumer Banking. The investment complements our organic strategy in China.

Asian growth markets
One of the Group's biggest opportunities in Asia is India. In 2005 we continued to build our presence. Consumer Banking added five new branches, 17 ATMs and six consumer finance centres in India.

Wholesale Banking performed strongly in India in 2005, driven by growth in client revenue. Standard Chartered was ranked top in mergers and acquisitions involving Indian companies for 2005, advising on transactions valued at a total of $3 billion.

Opportunities for growth extend across Asia with the Other Asia Pacific region showing strong performance in both businesses in countries such as Indonesia, Thailand and Taiwan.

The Group invested in Vietnam in 2005 by buying a minority holding in Asia Commercial Bank. We were the first foreign institution to acquire a stake in a domestic Vietnamese bank. In Thailand, Standard Chartered took full control of Standard Chartered Nakornthon Bank. We now have 41 branches and corporate offices, and almost 1,700 employees, in Thailand.

The Group performed well in established markets such as Hong Kong, its biggest market.

Consumer Banking in Hong Kong benefited from decisions we made on costs in late 2004 and 2005. In a rising interest rate environment, the business refocused on wealth management and SMEs to drive strong liability growth.

Wholesale Banking's income in Hong Kong rose strongly as it focused on middle-market clients. Global markets and cash products had strong volume growth.

As a UK-based bank with deep roots in Asia, we are helping to build links between Britain and Asia. Our Chairman, Bryan Sanderson, and the UK Secretary of State for Trade and Industry, the Rt. Hon. Alan Johnson MP, co-chair the Asia Task Force, a group of British business leaders set up by the UK Chancellor of the Exchequer, the Rt. Hon. Gordon Brown MP, to strengthen business ties between Britain and Asia.

Leadership in Africa
Africa is an important part of the Group's history and future. Despite challenges of poverty and governance, Africa is rich in resources and has a dynamic culture. With a strong presence and deep roots in Asia and in Africa, we are ready to capitalise on increasing activity in the trade corridors between these continents.

Standard Chartered supports local businesses and communities in Africa through its operations in 13 countries, and the Group is playing a part in Africa's success stories.

South Africa is a key market for our African strategy. We re-entered South African Consumer Banking in 2003 and have repositioned the business from savings to mortgages to play to our strengths.

We increased our capital in Nigeria by $140 million in 2005 to support our ambitions

Product campaigns drive Hong Kong Consumer Banking
Consumer Banking's strong performance in Hong Kong was supported by new product campaigns in credit cards and wealth management. This push continued in 2006 with this eyecatching promotion for the Marathon Savings Account.

Business Review continued

To capitalise on opportunities in dynamic markets, we must provide innovative products.

in Africa's second-fastest growing economy. We are confident about Nigeria's long-term prospects.

Last year Africa rose to the top of the international political agenda as governments of leading economic nations sought to establish a long-term plan for economic revival.

Standard Chartered played a leading role in the Commission for Africa, working with the UK Government on recommendations to strengthen SMEs across the region. This coincided with the relaunch of our SME business in Africa. We are also playing a leading role in Business Action for Africa, an international coalition of businesses committed to ending poverty in the region.

MESA – region of opportunity
In the Middle East and Other South Asia region we achieved double digit income growth in both businesses and almost all geographies. Wholesale Banking showed good growth in client income in transactional banking, capital markets and corporate finance. In Consumer Banking, income growth was driven by wealth management, credit cards and SMEs.

The United Arab Emirates (UAE), our biggest market in the region, produced a strong performance driven by robust economic growth from infrastructure, tourism and trade. UAE is establishing itself as a regional and financial hub.

Pakistan produced strong growth for the Group in 2005. Standard Chartered has been in Pakistan for more than 140 years and has taken a leading role in the development of the country's banking sector.

We have doubled the number of branches in Pakistan in the past two years to 44 in 10 key cities and increased the number of employees to 1,000 from 700 a year ago.

The Bank's commitment to Pakistan was underlined by its contribution of $1 million to rebuilding efforts following the earthquake in October 2005.

Standard Chartered celebrated 100 years in Bangladesh in 2005 and consolidated its position as the country's largest foreign bank by acquiring the commercial banking business of American Express Bank in Bangladesh.

The MESA region is growing quickly, based on the strong oil price and rapidly expanding economies. With growth comes competition for talent and rising employee costs.

We will continue to invest at a measured pace and preserve our cost discipline.

Americas and the UK
Our operations in the Americas and the United Kingdom remain a key part of our strategy.

The Group's New York business is a leading dollar clearer, providing an important service to corporate clients trading in our markets.

Our businesses in Latin America position us to benefit as economies such as Brazil strengthen and trade with countries in our other regions.

The UK is a hub for the Group's global account management of European businesses and positions us competitively as these companies increasingly want to trade in our markets.

Our UK business plays a vital role in providing governance and regulatory standards across the Group as regulation of the financial services industry is tightened through initiatives such as the Basel II bank capital accord.

How we compete

To capitalise on opportunities in dynamic markets as competition increases, we must provide innovative products and as full a range of services as possible to meet the needs of clients.

The savings market in Singapore was revolutionised when the Group launched its e$aver and e$aver Kids savings accounts. The products had higher interest rates with no minimum deposit and balance, no monthly fee and no fixed term. The 18-month sales targets were achieved in less than a month.

Standard Chartered has also set a new standard in online banking in Singapore and South East Asia through its smartphone Mobile Banking and the unique eCheque payment channel. These innovations underscore the Group's use of technology to meet customers' increasingly sophisticated needs.

A major opportunity in our markets is in Islamic banking products to meet the needs of Muslim clients. We have Islamic banking operations in five countries.

Local teams in UAE
Standard Chartered's Emiratisation programme is an integral part of the Group's strategy in UAE. We now have almost 400 Emirati employees across all management levels in Standard Chartered Dubai, underlining the Group's belief in drawing on local talent.

Investment in China Bohai Bank
In September we signed an agreement to invest $123 million for a 19.99 per cent stake in China Bohai Bank, the first new national joint stock commercial bank in the People's Republic of China since 1996. The signing ceremony was witnessed by Premier Wen Jiabao of China and British Prime Minister the Rt. Hon. Tony Blair MP.

Investment in China
Standard Chartered has been in China for almost 150 years. The Group has 10 branches in China, seven of which have been granted licences to provide yuan banking services to corporate clients. The Group was given approval in October to open three more sub-branches in Shanghai, Beijing and Shenzhen in the first quarter of 2006, representing a significant step in our expansion plans.

In December Wholesale Banking gained approval for the Shanghai branch to be an inter-bank foreign exchange market maker. The reputation of Wholesale Banking's capital markets services won it the leading role on China Construction Bank's groundbreaking RMB3 billion mortgage-backed securitisation.

In September the Group bought a 19.99 per cent stake in China Bohai Bank, the first national joint-stock commercial bank headquartered in the province of Tianjin.

China Bohai Bank aims to leverage Standard Chartered's international banking experience to achieve long-term growth and offer innovative products in Wholesale and Consumer Banking. The investment complements our organic strategy in China.

Asian growth markets
One of the Group's biggest opportunities in Asia is India. In 2005 we continued to build our presence. Consumer Banking added five new branches, 17 ATMs and six consumer finance centres in India.

Wholesale Banking performed strongly in India in 2005, driven by growth in client revenue. Standard Chartered was ranked top in mergers and acquisitions involving Indian companies for 2005, advising on transactions valued at a total of $3 billion.

Opportunities for growth extend across Asia with the Other Asia Pacific region showing strong performance in both businesses in countries such as Indonesia, Thailand and Taiwan.

The Group invested in Vietnam in 2005 by buying a minority holding in Asia Commercial Bank. We were the first foreign institution to acquire a stake in a domestic Vietnamese bank. In Thailand, Standard Chartered took full control of Standard Chartered Nakornthon Bank. We now have 41 branches and corporate offices, and almost 1,700 employees, in Thailand.

The Group performed well in established markets such as Hong Kong, its biggest market.

Consumer Banking in Hong Kong benefited from decisions we made on costs in late 2004 and 2005. In a rising interest rate environment, the business refocused on wealth management and SMEs to drive strong liability growth.

Wholesale Banking's income in Hong Kong rose strongly as it focused on middle-market clients. Global markets and cash products had strong volume growth.

As a UK-based bank with deep roots in Asia, we are helping to build links between Britain and Asia. Our Chairman, Bryan Sanderson, and the UK Secretary of State for Trade and Industry, the Rt. Hon. Alan Johnson MP, co-chair the Asia Task Force, a group of British business leaders set up by the UK Chancellor of the Exchequer, the Rt. Hon. Gordon Brown MP, to strengthen business ties between Britain and Asia.

Leadership in Africa
Africa is an important part of the Group's history and future. Despite challenges of poverty and governance, Africa is rich in resources and has a dynamic culture. With a strong presence and deep roots in Asia and in Africa, we are ready to capitalise on increasing activity in the trade corridors between these continents.

Standard Chartered supports local businesses and communities in Africa through its operations in 13 countries, and the Group is playing a part in Africa's success stories.

South Africa is a key market for our African strategy. We re-entered South African Consumer Banking in 2003 and have repositioned the business from savings to mortgages to play to our strengths.

We increased our capital in Nigeria by $140 million in 2005 to support our ambitions

Product campaigns drive Hong Kong Consumer Banking
Consumer Banking's strong performance in Hong Kong was supported by new product campaigns in credit cards and wealth management. This push continued in 2006 with this eyecatching promotion for the Marathon Savings Account.

Business Review continued

To capitalise on opportunities in dynamic markets, we must provide innovative products.

in Africa's second-fastest growing economy. We are confident about Nigeria's long-term prospects.

Last year Africa rose to the top of the international political agenda as governments of leading economic nations sought to establish a long-term plan for economic revival.

Standard Chartered played a leading role in the Commission for Africa, working with the UK Government on recommendations to strengthen SMEs across the region. This coincided with the relaunch of our SME business in Africa. We are also playing a leading role in Business Action for Africa, an international coalition of businesses committed to ending poverty in the region.

MESA – region of opportunity
In the Middle East and Other South Asia region we achieved double digit income growth in both businesses and almost all geographies. Wholesale Banking showed good growth in client income in transactional banking, capital markets and corporate finance. In Consumer Banking, income growth was driven by wealth management, credit cards and SMEs.

The United Arab Emirates (UAE), our biggest market in the region, produced a strong performance driven by robust economic growth from infrastructure, tourism and trade. UAE is establishing itself as a regional and financial hub.

Pakistan produced strong growth for the Group in 2005. Standard Chartered has been in Pakistan for more than 140 years and has taken a leading role in the development of the country's banking sector.

We have doubled the number of branches in Pakistan in the past two years to 44 in 10 key cities and increased the number of employees to 1,000 from 700 a year ago.

The Bank's commitment to Pakistan was underlined by its contribution of $1 million to rebuilding efforts following the earthquake in October 2005.

Standard Chartered celebrated 100 years in Bangladesh in 2005 and consolidated its position as the country's largest foreign bank by acquiring the commercial banking business of American Express Bank in Bangladesh.

The MESA region is growing quickly, based on the strong oil price and rapidly expanding economies. With growth comes competition for talent and rising employee costs.

We will continue to invest at a measured pace and preserve our cost discipline.

Americas and the UK
Our operations in the Americas and the United Kingdom remain a key part of our strategy.

The Group's New York business is a leading dollar clearer, providing an important service to corporate clients trading in our markets.

Our businesses in Latin America position us to benefit as economies such as Brazil strengthen and trade with countries in our other regions.

The UK is a hub for the Group's global account management of European businesses and positions us competitively as these companies increasingly want to trade in our markets.

Our UK business plays a vital role in providing governance and regulatory standards across the Group as regulation of the financial services industry is tightened through initiatives such as the Basel II bank capital accord.

How we compete

To capitalise on opportunities in dynamic markets as competition increases, we must provide innovative products and as full a range of services as possible to meet the needs of clients.

The savings market in Singapore was revolutionised when the Group launched its e$aver and e$aver Kids savings accounts. The products had higher interest rates with no minimum deposit and balance, no monthly fee and no fixed term. The 18-month sales targets were achieved in less than a month.

Standard Chartered has also set a new standard in online banking in Singapore and South East Asia through its smartphone Mobile Banking and the unique eCheque payment channel. These innovations underscore the Group's use of technology to meet customers' increasingly sophisticated needs.

A major opportunity in our markets is in Islamic banking products to meet the needs of Muslim clients. We have Islamic banking operations in five countries.

Local teams in UAE
Standard Chartered's Emiratisation programme is an integral part of the Group's strategy in UAE. We now have almost 400 Emirati employees across all management levels in Standard Chartered Dubai, underlining the Group's belief in drawing on local talent.

Standard Chartered Kenya wins product innovation award

Beatrice Maingi, Secured Lending Manager in Nairobi, holding the award for Most Innovative Product 2005 – Standard Chartered Kenya's Fixed Rate Home Loan – at the Institute of Financial Services/ Deloitte Financial Innovation Awards 2005 in London.

In Malaysia we produced QuickCash Islamic personal loans, developed to meet Shariah laws. We will build on this success in Malaysia with further Islamic banking products in 2006.

A distinguishing feature of successful banks is their technology platforms. A key element of our strategy is to deploy technology to delight customers and challenge competitors with innovative products.

For example, in Singapore the innovative eSaver product was launched two months after its inception. To stay at the forefront of technological change, the Group has joined with Singapore Management University to create an Innovation Centre to foster technology research.

Alliance strategies
In 2005 the Group entered a number of alliances that will allow it to gain competitive advantage and add services.

Wholesale Banking serves many ultra-high net worth owners of family businesses. We announced in December a partnership with Fleming Family & Partners Limited (FF&P), a leading family wealth office, to provide these clients with wealth management planning tailored for families in Asia and the Middle East.

The FF&P partnership will complement our own private banking business, which will be launched in 2006.

In 2005 the Group bought a six per cent stake in Travelex, the world's largest non-bank foreign exchange specialist.

The Group's alliance with Travelex allows Standard Chartered to offer additional innovative products and gives Travelex access to markets in Asia. In early 2006 in China, Standard Chartered and Travelex launched Easigo, an electronic travellers cheque that can be used worldwide.

Revitalised brand
The Group's drive for innovation and diversified earnings is supported by an increasingly visible and trusted brand. We have targeted sponsorship opportunities in key markets.

In 2005 we sponsored Tottenham Hotspur, one of English football's most prestigious teams, when they travelled to Korea to play in the Korea Peace Cup. Spurs players took part in activities involving Standard Chartered employees and customers, helping to build the Group's profile in Korea.

Standard Chartered also built on its long relationship with Disney to be the official bank sponsor for Hong Kong Disneyland, which opened in September 2005.

In MESA, Standard Chartered was the premier sponsor in 2006 of the Abu Dhabi Golf Championship, helping to build relationships with stakeholders and raise brand awareness.

Our flagship sponsorship is the Greatest Race on Earth, a series of four Standard Chartered marathons in Nairobi, Singapore, Mumbai and Hong Kong with a $1.575 million prize pool. The series, which entered its second year in 2005, underpins our brand and values, reinforces our commitment to our communities, and involves our employees who represent Standard Chartered in teams at each race. The race is also linked to Seeing is Believing through the involvement of Henry Wanyoike, our global ambassador for the campaign.

Leadership drive
We have become a bigger and more complex bank and we must ensure we have the right leaders to drive the business now and in future.

In 2005 the senior management population was expanded to 350 from 230. The Group strengthened its succession plans for key roles and Group-wide leadership development programmes.

In addition, 90 emerging leaders were selected in 2005 to receive focused development to accelerate their inclusion into succession plans for key roles.

We increased recruitment of Graduate Associates. These employees receive structured career development, stretching roles and international experience in preparation for accelerated career progression.

In an increasingly competitive market for talent, the appeal of the Group's distinctive approach to corporate responsibility stands out. Recent research shows that 50 per cent of the Group's graduate recruits cite corporate responsibility as a factor in their decision to join Standard Chartered.

Sponsorship of Spurs' visit to Korea
We sponsored Tottenham Hotspur (Spurs), one of English football's most prestigious teams, during the club's recent trip to Seoul for the Korea Peace Cup, which they won.

Standard Chartered sponsors Disneyland Hong Kong
Standard Chartered's relationship with Disney goes back to the 1960s, making it the ideal bank sponsor of Hong Kong Disneyland, which opened in 2005. Standard Chartered has targeted sponsorship opportunities in key markets to build its brand and capture the imagination of current and potential customers.

We aim to use honest, clear marketing to build credibility as a responsible financial institution and drive our brand values.

Our commitment to our customers

Standard Chartered wants to be known for excellent service and for treating customers according to its values.

At the core of the Group's promise to be The Right Partner to our customers is Outserve – a set of initiatives started in 2004 to make Standard Chartered renowned for customer service by 2008. We want Outserve to be a source of distinction to build customer loyalty, increase revenue and create value.

Outserve has four components: listening to the Voice of the Customer, process improvements, metrics and measurements, and change management and communication.

The Group has made good progress against the four commitments made on Outserve for 2005.

Implementation of the Outserve model, which covered 10 countries in 2004, was expanded to the global network in 2005.

Both Consumer Banking and Wholesale Banking apply service metrics globally. These are reviewed at the highest level in each business.

Improved data from Voice of Customer surveys, better capture of customer opinions and complaints, and standardised service metrics have driven improvements throughout the Group.

Training employees plays a key role in service. In 2005, employees completed 250,000 e-learning courses, a 260 per cent increase on 2004.

In 2005, 7,000 employees took part in ideas sessions that produced almost 3,200 improvements across the Group. The global Innovation Week produced 2,500 employee ideas posted online.

Customers are starting to feel the benefit of initiatives including later cut-off times for delivery of cash, faster delivery of new credit cards and more informative and timely statements.

There are 50 full-time Outserve champions across the Group's markets and businesses, reporting directly to the country chief executive or business head. A further indication of Outserve's importance is that 90 per cent of employees completed online Outserve training in 2005.

The Group undertook analysis in 2005 in Consumer and Wholesale Banking to identify what behaviour differentiates the best customer-facing employees. We are using this work to recruit, develop, train and reward employees in key roles to improve the experience of the customer.

Support functions such as Risk Management and Human Resources joined the frontline business in the Outserve initiative in 2005 with the aim of treating stakeholders such as regulators, shareholders and employees as we do our customers.

Treating customers fairly
Standard Chartered's primary regulator is the UK Financial Services Authority (FSA), one of the world's leading regulators. The FSA introduced a Treating Customers Fairly (TCF) initiative in 2004 and the Group has applied its principles globally for both Consumer and Wholesale Banking.

Responsible selling has long been part of the Group's practice. In 2005, a high-level working group reviewed the products, policies and processes in light of the FSA's initiative. The working group approved policies on governance, data protection, complaints and mis-selling.

Standard Chartered applies TCF to all employees, third-party direct sales agents, external collectors of overdue payments and training and recruitment agencies.

As the financial services industry becomes more competitive, sales techniques are increasingly aggressive and many customers do not trust financial services marketing. This creates an opportunity for Standard Chartered to differentiate itself.

We aim to use honest, clear marketing to build credibility as a responsible financial institution and drive our brand values of being Responsive, Trustworthy and Courageous.

Our Product Risk Committee reviews all risks related to Consumer Banking products and new product programmes. All Consumer Banking products go through the Committee.

Because there is a higher risk of mis-selling complex wealth-management products, these must be approved at Group level for appropriateness, pricing and proposed marketing channels.

Country Bank of the Year Awards
Standard Chartered was named Bank of the Year 2005 for Zimbabwe, Côte d'Ivoire, Tanzania, Sierra Leone, Botswana, Afghanistan and Brunei by The Banker magazine, recognising the Group's excellence in these markets.

Standard Chartered Kenya wins product innovation award

Beatrice Maingi, Secured Lending Manager in Nairobi, holding the award for Most Innovative Product 2005 – Standard Chartered Kenya's Fixed Rate Home Loan – at the Institute of Financial Services/ Deloitte Financial Innovation Awards 2005 in London.

In Malaysia we produced QuickCash Islamic personal loans, developed to meet Shariah laws. We will build on this success in Malaysia with further Islamic banking products in 2006.

A distinguishing feature of successful banks is their technology platforms. A key element of our strategy is to deploy technology to delight customers and challenge competitors with innovative products.

For example, in Singapore the innovative e$aver product was launched two months after its inception. To stay at the forefront of technological change, the Group has joined with Singapore Management University to create an Innovation Centre to foster technology research.

Alliance strategies

In 2005 the Group entered a number of alliances that will allow it to gain competitive advantage and add services.

Wholesale Banking serves many ultra-high net worth owners of family businesses. We announced in December a partnership with Fleming Family & Partners Limited (FF&P), a leading family wealth office, to provide these clients with wealth management planning tailored for families in Asia and the Middle East.

The FF&P partnership will complement our own private banking business, which will be launched in 2006.

In 2005 the Group bought a six per cent stake in Travelex, the world's largest non-bank foreign exchange specialist.

The Group's alliance with Travelex allows Standard Chartered to offer additional innovative products and gives Travelex access to markets in Asia. In early 2006 In China, Standard Chartered and Travelex launched Easigo, an electronic travellers cheque that can be used worldwide.

Revitalised brand

The Group's drive for innovation and diversified earnings is supported by an increasingly visible and trusted brand. We have targeted sponsorship opportunities in key markets.

In 2005 we sponsored Tottenham Hotspur, one of English football's most prestigious teams, when they travelled to Korea to play in the Korea Peace Cup. Spurs players took part in activities involving Standard Chartered employees and customers, helping to build the Group's profile in Korea.

Standard Chartered also built on its long relationship with Disney to be the official bank sponsor for Hong Kong Disneyland, which opened in September 2005.

In MESA, Standard Chartered was the premier sponsor in 2006 of the Abu Dhabi Golf Championship, helping to build relationships with stakeholders and raise brand awareness.

Our flagship sponsorship is the Greatest Race on Earth, a series of four Standard Chartered marathons in Nairobi, Singapore, Mumbai and Hong Kong with a $1.575 million prize pool. The series, which entered its second year in 2005, underpins our brand and values, reinforces our commitment to our communities, and involves our employees who represent Standard Chartered in teams at each race. The race is also linked to Seeing is Believing through the involvement of Henry Wanyoike, our global ambassador for the campaign.

Leadership drive

We have become a bigger and more complex bank and we must ensure we have the right leaders to drive the business now and in future.

In 2005 the senior management population was expanded to 350 from 230. The Group strengthened its succession plans for key roles and Group-wide leadership development programmes.

In addition, 90 emerging leaders were selected in 2005 to receive focused development to accelerate their inclusion into succession plans for key roles.

We increased recruitment of Graduate Associates. These employees receive structured career development, stretching roles and international experience in preparation for accelerated career progression.

In an increasingly competitive market for talent, the appeal of the Group's distinctive approach to corporate responsibility stands out. Recent research shows that 50 per cent of the Group's graduate recruits cite corporate responsibility as a factor in their decision to join Standard Chartered.

Sponsorship of Spurs' visit to Korea

We sponsored Tottenham Hotspur (Spurs), one of English football's most prestigious teams, during the club's recent trip to Seoul for the Korea Peace Cup, which they won.

Standard Chartered sponsors Disneyland Hong Kong

Standard Chartered's relationship with Disney goes back to the 1960s, making it the ideal bank sponsor of Hong Kong Disneyland, which opened in 2005. Standard Chartered has targeted sponsorship opportunities in key markets to build its brand and capture the imagination of current and potential customers.

Business Review continued

We aim to use honest, clear marketing to build credibility as a responsible financial institution and drive our brand values.

Our commitment to our customers

Standard Chartered wants to be known for excellent service and for treating customers according to its values.

At the core of the Group's promise to be The Right Partner to our customers is Outserve – a set of initiatives started in 2004 to make Standard Chartered renowned for customer service by 2008. We want Outserve to be a source of distinction to build customer loyalty, increase revenue and create value.

Outserve has four components: listening to the Voice of the Customer, process improvements, metrics and measurements, and change management and communication.

The Group has made good progress against the four commitments made on Outserve for 2005.

Implementation of the Outserve model, which covered 10 countries in 2004, was expanded to the global network in 2005.

Both Consumer Banking and Wholesale Banking apply service metrics globally. These are reviewed at the highest level in each business.

Improved data from Voice of Customer surveys, better capture of customer opinions and complaints, and standardised service metrics have driven improvements throughout the Group.

Training employees plays a key role in service. In 2005, employees completed 250,000 e-learning courses, a 260 per cent increase on 2004.

In 2005, 7,000 employees took part in ideas sessions that produced almost 3,200 improvements across the Group. The global Innovation Week produced 2,500 employee ideas posted online.

Customers are starting to feel the benefit of initiatives including later cut-off times for delivery of cash, faster delivery of new credit cards and more informative and timely statements.

There are 50 full-time Outserve champions across the Group's markets and businesses, reporting directly to the country chief executive or business head. A further indication of Outserve's importance is that 90 per cent of employees completed online Outserve training in 2005.

The Group undertook analysis in 2005 in Consumer and Wholesale Banking to identify what behaviour differentiates the best customer-facing employees. We are using this work to recruit, develop, train and reward employees in key roles to improve the experience of the customer.

Support functions such as Risk Management and Human Resources joined the frontline business in the Outserve initiative in 2005 with the aim of treating stakeholders such as regulators, shareholders and employees as we do our customers.

Treating customers fairly
Standard Chartered's primary regulator is the UK Financial Services Authority (FSA), one of the world's leading regulators. The FSA introduced a Treating Customers Fairly (TCF) initiative in 2004 and the Group has applied its principles globally for both Consumer and Wholesale Banking.

Responsible selling has long been part of the Group's practice. In 2005, a high-level working group reviewed the products, policies and processes in light of the FSA's initiative. The working group approved policies on governance, data protection, complaints and mis-selling.

Standard Chartered applies TCF to all employees, third-party direct sales agents, external collectors of overdue payments and training and recruitment agencies.

As the financial services industry becomes more competitive, sales techniques are increasingly aggressive and many customers do not trust financial services marketing. This creates an opportunity for Standard Chartered to differentiate itself.

We aim to use honest, clear marketing to build credibility as a responsible financial institution and drive our brand values of being Responsive, Trustworthy and Courageous.

Our Product Risk Committee reviews all risks related to Consumer Banking products and new product programmes. All Consumer Banking products go through the Committee.

Because there is a higher risk of mis-selling complex wealth-management products, these must be approved at Group level for appropriateness, pricing and proposed marketing channels.

Country Bank of the Year Awards
Standard Chartered was named Bank of the Year 2005 for Zimbabwe, Côte d'Ivoire, Tanzania, Sierra Leone, Botswana, Afghanistan and Brunei by The Banker magazine, recognising the Group's excellence in these markets.

The Right Partner to customers across the Group's markets

Our focus on innovation, service and diversity, combined with our long history and local knowledge, means that we provide products and service to meet the distinctive requirements of local customers and communities.

Our commitment to our people

The changing demographics in our markets serve to fuel competition for talent, making it more important than ever to attract, develop and retain talent.

Standard Chartered employs almost 44,000 people. The workforce increased by 14 per cent in 2005, excluding employees of SC First Bank and adjusted for leavers. As a rapidly growing international organisation, we aim to attract people with the right capabilities, develop their talents and reward them based on their contribution.

The Group's rapid growth presents challenges as well as opportunities in terms of filling roles with the right people, maintaining positive labour relations and retaining talented employees.

We have a company-wide process for identifying talent so that we can accelerate the development of our best people.

This process, combined with a reward and recognition approach that differentiates high performance, helps us retain high-performing and high-potential people. Employee turnover is three per cent for high performers and six per cent for high potential talent, significantly below the Group's overall average. The competition for talent in key growth markets will lead to a greater focus on employee retention in 2006.

We believe in opportunities for growth through international and cross-functional development moves. In 2005, nearly 40 per cent of high-potential employees had a development move, 16 per cent internationally. As a result, 60 per cent of senior managers and 10 per cent of junior managers have worked in more than one country in the network.

Each business area has a Business Risk Committee to identify areas of risk, including people risks. Resourcing and succession plans, data collation and reporting, and performance and reward strategies reduce employee-related risks globally.

Leveraging diversity

We want all levels of the workforce to reflect the Group's diversity, to draw on the talents of all employees and to have strong teams who understand customers, regulators and communities. Deep local knowledge helps us create opportunities and reduce risk.

We are represented by 89 nationalities, across 56 countries and territories, and have close to 50 per cent female representation globally. Diversity and inclusion are intrinsic and distinctive elements of our brand, core to our values and to our approach to corporate responsibility.

Diversity through inclusion will enable us to understand and serve our stakeholders and make us the preferred employer in our markets. We are focusing initially on gender and nationality.

Female representation at senior levels remained stable in 2005 at 15 per cent. When adjusted for turnover and growth in the workforce, senior female representation rose 19 per cent in 2005. There are 45 nationalities in senior management and we continue to build senior local talent across our markets.

In 2005 the Group's Diversity and Inclusion Council established a framework of aspirations, principles and standards. We also focused on external benchmarking of best practice, establishing a baseline of diversity metrics and engaging senior managers in sponsorship and implementation. In 2006 the Group will do more to leverage its natural strength in diversity.

Helping employees balance work and personal commitments is important. In 2006 the Group will develop a framework for flexible working and will seek to be sensitive to individual needs and help employees balance their work and personal lives.

A motivated workforce

High levels of employee engagement lead to lower employee turnover, higher productivity and better financial performance.

In Hong Kong, branches with high employee engagement had 46 per cent lower employee turnover and produced 16 per cent higher profit margin growth than those with lower engagement.

A fifth year of measuring employee engagement globally yielded a 96 per cent voluntary participation rate and a continued improvement in engagement.

The Group seeks to maintain a culture primed for high performance. Of the Group's eligible employees, 98 per cent received a twice-yearly performance appraisal in 2005, to recognise high performance and help identify poor performance.

First sports-themed credit cards in UAE

Standard Chartered introduced the first sports-themed credit cards in UAE in 2005. The cards tap into the growing interest in sports in UAE, with cardholders receiving lifestyle privileges connected with the sports. These innovative credit cards demonstrate Standard Chartered's leadership in the industry in UAE.

Business Review continued

Investing in the health, skills and education of communities makes good business sense, promoting sustainable development of the economy.

As a result of coaching and action planning, 74 per cent of 2004's underperformers are now competent or high achievers.

The first annual survey to evaluate the performance-management process showed that 83 per cent of employees received guidance to help improve their performance. An initiative for 2006 is to set objectives as early as possible in the year.

Rewarding performance
We are committed to rewarding employees competitively. We offer a combination of market based salaries and benefits, cash bonuses and share awards.

To motivate and keep key individuals, the Group introduced a half-year share award in 2005. We will monitor the impact of this initiative on performance and employee turnover in 2006.

Base salaries, retirement benefits, bonuses and share awards are benchmarked against key competitors and our core benefits are provided across our businesses and geographies.

All employees may participate in the Group's ShareSave schemes and receive an award under one or more discretionary share plans depending on performance and potential. In 2005, 44 per cent of employees participated in the ShareSave schemes, a 22 per cent increase from 2004, and 3,100 employees received share awards in 2005, an increase of 23 per cent. The Group is looking to increase employee shareholding so that more employees share in our success.

Standard Chartered performed well in 2005 and there are many opportunities to carry on delivering for shareholders. Our markets are growing fast and we are intensifying work to give us the right products, people and processes to take advantage of our opportunities. With deep roots in our markets and through our relentless focus on innovation, service and diversity, we aim to be The Right Partner and Lead by Example.

This drive is underpinned by a desire to respond to challenges faced by our communities, allowing us to make a difference in a way that benefits all our stakeholders.

Commitment to communities

Long-term growth depends not just on financial performance but on working in partnership with stakeholders to build on the Group's brand promise to Lead by Example and be The Right Partner in the communities in which it operates.

As we focus on growing our business, we must also respond to the long-term challenge of promoting sustainable growth and be ready to react to unexpected events.

Supporting communities
The Group's strong performance allows it to support its host communities. In 2005 Standard Chartered invested $22.4 million, or 0.84 per cent of profit before taxation, in community programmes and partnerships.

Investing in the health, skills and education of communities makes good business sense by promoting sustainable development of the economy, the essential context for long-term prosperity. Contributing to communities also helps forge links with customers, governments and regulators and motivates employees.

In 2005 the Group agreed a new framework for selecting community projects which includes where to invest and selection criteria for new and existing programmes. We want our activities to identify us as a bank committed to making a lasting difference to communities.

Any investment must:

- Achieve long-term, sustainable and measurable benefits for the community
- Involve employees, customers and suppliers
- Allow the Group to play to its strengths and use its expertise

Standard Chartered has for many years encouraged employees to take part in community projects and it includes employee time, estimated at $6.3 million for 2005, in the annual community investment calculation.

Our most prominent programmes cover the global issues of avoidable blindness and HIV/AIDS.

Seeing is Believing
Of the world's estimated 37 million blind people, 75 per cent suffer from avoidable blindness.

The Standard Chartered Nairobi Marathon makes a difference
The Standard Chartered Nairobi Marathon made a difference to the life of Samson Barmao (left), the Kenyan athlete who won the race. With his winnings of $18,750, Samson Barmao plans to improve the life of his family by building his mother a new house and buying some land. The Group builds community activities and youth involvement around its marathons (right).

The Right Partner to customers across the Group's markets

Our focus on innovation, service and diversity, combined with our long history and local knowledge, means that we provide products and service to meet the distinctive requirements of local customers and communities.

Our commitment to our people

The changing demographics in our markets serve to fuel competition for talent, making it more important than ever to attract, develop and retain talent.

Standard Chartered employs almost 44,000 people. The workforce increased by 14 per cent in 2005, excluding employees of SC First Bank and adjusted for leavers. As a rapidly growing international organisation, we aim to attract people with the right capabilities, develop their talents and reward them based on their contribution.

The Group's rapid growth presents challenges as well as opportunities in terms of filling roles with the right people, maintaining positive labour relations and retaining talented employees.

We have a company-wide process for identifying talent so that we can accelerate the development of our best people.

This process, combined with a reward and recognition approach that differentiates high performance, helps us retain high-performing and high-potential people. Employee turnover is three per cent for high performers and six per cent for high potential talent, significantly below the Group's overall average. The competition for talent in key growth markets will lead to a greater focus on employee retention in 2006.

We believe in opportunities for growth through international and cross-functional development moves. In 2005, nearly 40 per cent of high-potential employees had a development move, 16 per cent internationally. As a result, 60 per cent of senior managers and 10 per cent of junior managers have worked in more than one country in the network.

Each business area has a Business Risk Committee to identify areas of risk, including people risks. Resourcing and succession plans, data collation and reporting, and performance and reward strategies reduce employee-related risks globally.

Leveraging diversity

We want all levels of the workforce to reflect the Group's diversity, to draw on the talents of all employees and to have strong teams who understand customers, regulators and communities. Deep local knowledge helps us create opportunities and reduce risk.

We are represented by 89 nationalities, across 56 countries and territories, and have close to 50 per cent female representation globally. Diversity and inclusion are intrinsic and distinctive elements of our brand, core to our values and to our approach to corporate responsibility.

Diversity through inclusion will enable us to understand and serve our stakeholders and make us the preferred employer in our markets. We are focusing initially on gender and nationality.

Female representation at senior levels remained stable in 2005 at 15 per cent. When adjusted for turnover and growth in the workforce, senior female representation rose 19 per cent in 2005. There are 45 nationalities in senior management and we continue to build senior local talent across our markets.

In 2005 the Group's Diversity and Inclusion Council established a framework of aspirations, principles and standards. We also focused on external benchmarking of best practice, establishing a baseline of diversity metrics and engaging senior managers in sponsorship and implementation. In 2006 the Group will do more to leverage its natural strength in diversity.

Helping employees balance work and personal commitments is important. In 2006 the Group will develop a framework for flexible working and will seek to be sensitive to individual needs and help employees balance their work and personal lives.

A motivated workforce

High levels of employee engagement lead to lower employee turnover, higher productivity and better financial performance.

In Hong Kong, branches with high employee engagement had 46 per cent lower employee turnover and produced 16 per cent higher profit margin growth than those with lower engagement.

A fifth year of measuring employee engagement globally yielded a 96 per cent voluntary participation rate and a continued improvement in engagement.

The Group seeks to maintain a culture primed for high performance. Of the Group's eligible employees, 98 per cent received a twice-yearly performance appraisal in 2005, to recognise high performance and help identify poor performance.

First sports-themed credit cards in UAE

Standard Chartered introduced the first sports-themed credit cards in UAE in 2005. The cards tap into the growing interest in sports in UAE, with cardholders receiving lifestyle privileges connected with the sports. These innovative credit cards demonstrate Standard Chartered's leadership in the industry in UAE.

Business Review continued

Investing in the health, skills and education of communities makes good business sense, promoting sustainable development of the economy.

As a result of coaching and action planning, 74 per cent of 2004's underperformers are now competent or high achievers.

The first annual survey to evaluate the performance-management process showed that 83 per cent of employees received guidance to help improve their performance. An initiative for 2006 is to set objectives as early as possible in the year.

Rewarding performance
We are committed to rewarding employees competitively. We offer a combination of market based salaries and benefits, cash bonuses and share awards.

To motivate and keep key individuals, the Group introduced a half-year share award in 2005. We will monitor the impact of this initiative on performance and employee turnover in 2006.

Base salaries, retirement benefits, bonuses and share awards are benchmarked against key competitors and our core benefits are provided across our businesses and geographies.

All employees may participate in the Group's ShareSave schemes and receive an award under one or more discretionary share plans depending on performance and potential. In 2005, 44 per cent of employees participated in the ShareSave schemes, a 22 per cent increase from 2004, and 3,100 employees received share awards in 2005, an increase of 23 per cent. The Group is looking to increase employee shareholding so that more employees share in our success.

Standard Chartered performed well in 2005 and there are many opportunities to carry on delivering for shareholders. Our markets are growing fast and we are intensifying work to give us the right products, people and processes to take advantage of our opportunities. With deep roots in our markets and through our relentless focus on innovation, service and diversity, we aim to be The Right Partner and Lead by Example.

This drive is underpinned by a desire to respond to challenges faced by our communities, allowing us to make a difference in a way that benefits all our stakeholders.

Commitment to communities

Long-term growth depends not just on financial performance but on working in partnership with stakeholders to build on the Group's brand promise to Lead by Example and be The Right Partner in the communities in which it operates.

As we focus on growing our business, we must also respond to the long-term challenge of promoting sustainable growth and be ready to react to unexpected events.

Supporting communities
The Group's strong performance allows it to support its host communities. In 2005 Standard Chartered invested $22.4 million, or 0.84 per cent of profit before taxation, in community programmes and partnerships.

Investing in the health, skills and education of communities makes good business sense by promoting sustainable development of the economy, the essential context for long-term prosperity. Contributing to communities also helps forge links with customers, governments and regulators and motivates employees.

In 2005 the Group agreed a new framework for selecting community projects which includes where to invest and selection criteria for new and existing programmes. We want our activities to identify us as a bank committed to making a lasting difference to communities.

Any investment must:

- Achieve long-term, sustainable and measurable benefits for the community
- Involve employees, customers and suppliers
- Allow the Group to play to its strengths and use its expertise

Standard Chartered has for many years encouraged employees to take part in community projects and it includes employee time, estimated at $6.3 million for 2005, in the annual community investment calculation.

Our most prominent programmes cover the global issues of avoidable blindness and HIV/AIDS.

Seeing is Believing
Of the world's estimated 37 million blind people, 75 per cent suffer from avoidable blindness.

The Standard Chartered Nairobi Marathon makes a difference
The Standard Chartered Nairobi Marathon made a difference to the life of Samson Barmao (left), the Kenyan athlete who won the race. With his winnings of $18,750, Samson Barmao plans to improve the life of his family by building his mother a new house and buying some land. The Group builds community activities and youth involvement around its marathons (right).

UNICEF award for the Group's Living with HIV programme
UNICEF awarded the Advance Humanity Corporate Award to Standard Chartered in Malaysia for the Group's efforts to increase understanding of HIV/AIDS through its Living with HIV programme. Standard Chartered is the first corporate recipient of the award.

Seeing is Believing is our campaign, in partnership with Sight Savers International, ORBIS International and VISION 2020, to raise enough money for one million sight restorations. The funds raised go towards cataract operations, training eye doctors and building training facilities and vision centres through 12 projects in Africa and Asia.

Standard Chartered raised money last year through the generosity of employees, our flagship sponsors, customers, shareholders and other stakeholders. The $3 million fundraising target was reached one year early in 2005.

Total funds raised were $3.8 million through activities such as corporate sponsorships, auctions, staff events and donation boxes in almost 600 branches.

Country-level activities included:

- Asia – a golf day in Singapore helped to raise over $100,000, and a 'push the bus' event in Indonesia raised $10,000
- Africa – Sight Savers Sierra Leone has restored 707 sights since May 2005, funded through activities such as the Freetown Marathon, which raised $35,000
- Middle East – The Qatar 'Cricket with a Cause' initiative attracted pledges for every run scored by the Standard Chartered cricket team
- Employees in over 40 countries raised money through the sale of blue and green Seeing is Believing wristbands

Our aim is not only to raise awareness among customers and suppliers but more broadly to increase public awareness of avoidable blindness. The Group produced 'Seeing is Believing: the Story of VISION 2020', a documentary film presented by the Rt. Hon. Sir John Major, the former British Prime Minister, who is an ambassador for VISION 2020. The programme was broadcast globally in October 2005 on BBC World to mark World Sight Day.

In 2006, the Group will ensure the campaign's sight restoration target is met and decide on a strategy for the future of Seeing is Believing.

Living with HIV
HIV/AIDS affects many of our markets in Africa and Asia. Our response to managing HIV/AIDS in the workplace is based on a commercial imperative – to ensure that we have a healthy and stable workforce – and reflects our drive for employee diversity and engagement.

In 2006 we will invigorate the campaign and ensure that we have a consistent approach across our markets. We will further align the programme to our business and use our expertise and networks in the fight against HIV/AIDS. The Group will produce its first bi-annual Living with HIV Report in 2006 to communicate the global HIV/AIDS situation and the achievements and goals of the programme.

We want to be respected by our peers as a business leading by example and to encourage other companies to respond to this global challenge. Our Living with HIV programme has helped strengthen links with customers, suppliers and national authorities by sharing best practice and helping with initiatives. For example, our Living with HIV champions have conducted HIV/AIDS awareness sessions for the British Embassy and corporate clients in Malaysia.

Helping economies grow
Supporting economic development in countries in Africa and Asia is a top priority for the Group that ties in with its belief in corporate responsibility. Healthy economies are also good for our business.

We help economies to grow through the services we offer, the jobs we create and the taxes we pay.

Last year was the United Nations International Year of Microcredit. Governments, especially those in the developing world, have identified microcredit, also known as microfinance, as a way to promote financial inclusion and alleviate poverty.

In 2005 the Group introduced a more formalised approach to microfinance to build on past progress. Among programmes we started in 2005 were partnerships with microfinance institutions in India and Ghana.

As well as providing funding, the Group will seek in 2006 to share its skills and knowledge with microfinance institutions in three principal ways:

- Helping microfinance institution staff to develop financial skills, for example credit evaluation and financial management
- Developing staff volunteering programmes with microfinance institutions to mentor promising entrepreneurs within their customer base

Seeing is Believing hits target one year early
Employees, customers, shareholders and flagship sponsors helped the Group achieve its $3 million fundraising target for Seeing is Believing one year ahead of schedule.

Asian Corporate Social Responsibility Award
The Asian CSR Award for Poverty Alleviation went to Standard Chartered Hong Kong for community initiatives undertaken throughout 2005 to raise funds for Seeing Is Believing. It was chosen from 160 projects submitted by 91 companies across 12 countries in Asia.

Business Review continued

Standard Chartered is part of the communities in which it operates and it is committed to helping them grow sustainably.

- Providing thought leadership by organising forums for global experts and practitioners to discuss and recommend responses to industry challenges. An example is the seminar held in Delhi in September 2005, 'Banking the Missing Middle: Strategies for Expanding Microfinance', in collaboration with the UK Foreign Policy Centre and the Confederation of Indian Industry

Health, safety and security
The health and safety of our employees and the integrity of our business are of the utmost importance. Health and safety in the Group evolved in 2005 from a 'programme' to 'business as usual'. This included the launch of a global management system and the training of country health and safety coordinators and key stakeholders in each market.

An e-learning course on health policy, responsibilities, fire safety and first aid achieved 85 per cent completion. All further information is centralised on a Group intranet page, which has averaged over 800 visits a month since it was launched.

In 2005 we responded to the threat posed to our employees and business by any future avian 'flu pandemic. Based on experience of the SARS virus, which also affected our markets, the Group has put in place a comprehensive business continuity plan.

In 2005 the Group introduced Travel Tracker, an online management system that allows it to monitor employee travel and locate employees immediately in a crisis. Travel Tracker has been implemented across the Group and was used to locate employees during the London, Bangladesh and Jordan bombings and during the flood in India.

The Group will take further action to protect itself in 2006. We will be rolling out enhanced e-learning programmes on the prevention of money laundering and terrorist financing and will install a specially trained transaction analysis team in our Chennai processing centre to support new transaction-monitoring capabilities.

Know Your Customer, the Group's lead programme to combat financial crime and terrorist funding, has been upgraded and integrated into day-to-day business processes to vet customers. Standard Chartered supports the United Nations Global Compact, which includes a principle on tackling corruption and is a member of the UK Forum of the Global Compact.

The environmental challenge
The Group has had an environment programme for some time. Climate change and other environmental issues are increasingly important. As a global company we have a responsibility to minimise the environmental impact of our activities and build standards into how we do business.

The Group's commitment to environmental issues was highlighted by Group Chief Executive Mervyn Davies's participation in the UK Corporate Leaders Group on Climate Change. This group of business leaders was formed to provide the UK government with an informed position on tackling climate change.

The group reported to the Prime Minister on the need for a policy framework for business to invest with confidence in technology opportunities to tackle climate change. In 2006 this group will contribute to other environmental debates, including the Stern Review on the economics of climate change.

Our key internal platforms for managing the Group's direct impacts on the environment are our Global Environmental Management Systems (GEMS) and GEMS-lite. We use these to measure and manage environmental impacts such as energy use, greenhouse gas emissions, paper use, waste and water.

The number of offices reporting under GEMS increased to 36 in 2005 from 27 in 2004, representing an extra 3,851 employees covered by the plan.

The percentage of people covered by GEMS rose to 65 per cent, not including SC First Bank, which will be integrated in 2006.

GEMS-lite is a compact e-learning version of GEMS designed to train employees in more than 500 small offices.

The Group's response to the social and environmental impacts of its lending activity has been consistently highlighted as one of the most important elements of its corporate responsibility agenda.

Standard Chartered adopted the Equator Principles in 2003. The Equator Principles are a set of guidelines adopted by financial institutions for addressing environmental and social concerns in major infrastructure projects. The Group's project and export finance team has developed

Employee volunteering exceeds 44,000 days
Standard Chartered employees worldwide spent over 44,000 days on volunteer work in 2005. The work covered all types of community service, from planting trees to support the environment to social activities focusing on youth, health and education.

UNICEF award for the Group's Living with HIV programme
UNICEF awarded the Advance Humanity Corporate Award to Standard Chartered in Malaysia for the Group's efforts to increase understanding of HIV/AIDS through its Living with HIV programme. Standard Chartered is the first corporate recipient of the award.

Seeing is Believing is our campaign, in partnership with Sight Savers International, ORBIS International and VISION 2020, to raise enough money for one million sight restorations. The funds raised go towards cataract operations, training eye doctors and building training facilities and vision centres through 12 projects in Africa and Asia.

Standard Chartered raised money last year through the generosity of employees, our flagship sponsors, customers, shareholders and other stakeholders. The $3 million fundraising target was reached one year early in 2005.

Total funds raised were $3.8 million through activities such as corporate sponsorships, auctions, staff events and donation boxes in almost 600 branches.

Country-level activities included:

- Asia – a golf day in Singapore helped to raise over $100,000, and a 'push the bus' event in Indonesia raised $10,000
- Africa – Sight Savers Sierra Leone has restored 707 sights since May 2005, funded through activities such as the Freetown Marathon, which raised $35,000
- Middle East – The Qatar 'Cricket with a Cause' initiative attracted pledges for every run scored by the Standard Chartered cricket team
- Employees in over 40 countries raised money through the sale of blue and green Seeing is Believing wristbands

Our aim is not only to raise awareness among customers and suppliers but more broadly to increase public awareness of avoidable blindness. The Group produced 'Seeing is Believing: the Story of VISION 2020', a documentary film presented by the Rt. Hon. Sir John Major, the former British Prime Minister, who is an ambassador for VISION 2020. The programme was broadcast globally in October 2005 on BBC World to mark World Sight Day.

In 2006, the Group will ensure the campaign's sight restoration target is met and decide on a strategy for the future of Seeing is Believing.

Living with HIV
HIV/AIDS affects many of our markets in Africa and Asia. Our response to managing HIV/AIDS in the workplace is based on a commercial imperative – to ensure that we have a healthy and stable workforce – and reflects our drive for employee diversity and engagement.

In 2006 we will invigorate the campaign and ensure that we have a consistent approach across our markets. We will further align the programme to our business and use our expertise and networks in the fight against HIV/AIDS. The Group will produce its first bi-annual Living with HIV Report in 2006 to communicate the global HIV/AIDS situation and the achievements and goals of the programme.

We want to be respected by our peers as a business leading by example and to encourage other companies to respond to this global challenge. Our Living with HIV programme has helped strengthen links with customers, suppliers and national authorities by sharing best practice and helping with initiatives. For example, our Living with HIV champions have conducted HIV/AIDS awareness sessions for the British Embassy and corporate clients in Malaysia.

Helping economies grow
Supporting economic development in countries in Africa and Asia is a top priority for the Group that ties in with its belief in corporate responsibility. Healthy economies are also good for our business.

We help economies to grow through the services we offer, the jobs we create and the taxes we pay.

Last year was the United Nations International Year of Microcredit. Governments, especially those in the developing world, have identified microcredit, also known as microfinance, as a way to promote financial inclusion and alleviate poverty.

In 2005 the Group introduced a more formalised approach to microfinance to build on past progress. Among programmes we started in 2005 were partnerships with microfinance institutions in India and Ghana.

As well as providing funding, the Group will seek in 2006 to share its skills and knowledge with microfinance institutions in three principal ways:

- Helping microfinance institution staff to develop financial skills, for example credit evaluation and financial management
- Developing staff volunteering programmes with microfinance institutions to mentor promising entrepreneurs within their customer base

Seeing is Believing hits target one year early
Employees, customers, shareholders and flagship sponsors helped the Group achieve its $3 million fundraising target for Seeing is Believing one year ahead of schedule.

Asian Corporate Social Responsibility Award
The Asian CSR Award for Poverty Alleviation went to Standard Chartered Hong Kong for community initiatives undertaken throughout 2005 to raise funds for Seeing Is Believing. It was chosen from 160 projects submitted by 91 companies across 12 countries in Asia.

Business Review continued

Standard Chartered is part of the communities in which it operates and it is committed to helping them grow sustainably.

- Providing thought leadership by organising forums for global experts and practitioners to discuss and recommend responses to industry challenges. An example is the seminar held in Delhi in September 2005, 'Banking the Missing Middle: Strategies for Expanding Microfinance', in collaboration with the UK Foreign Policy Centre and the Confederation of Indian Industry

Health, safety and security
The health and safety of our employees and the integrity of our business are of the utmost importance. Health and safety in the Group evolved in 2005 from a 'programme' to 'business as usual'. This included the launch of a global management system and the training of country health and safety coordinators and key stakeholders in each market.

An e-learning course on health policy, responsibilities, fire safety and first aid achieved 85 per cent completion. All further information is centralised on a Group intranet page, which has averaged over 800 visits a month since it was launched.

In 2005 we responded to the threat posed to our employees and business by any future avian 'flu pandemic. Based on experience of the SARS virus, which also affected our markets, the Group has put in place a comprehensive business continuity plan.

In 2005 the Group introduced Travel Tracker, an online management system that allows it to monitor employee travel and locate employees immediately in a crisis. Travel Tracker has been implemented across the Group and was used to locate employees during the London, Bangladesh and Jordan bombings and during the flood in India.

The Group will take further action to protect itself in 2006. We will be rolling out enhanced e-learning programmes on the prevention of money laundering and terrorist financing and will install a specially trained transaction analysis team in our Chennai processing centre to support new transaction-monitoring capabilities.

Know Your Customer, the Group's lead programme to combat financial crime and terrorist funding, has been upgraded and integrated into day-to-day business processes to vet customers. Standard Chartered supports the United Nations Global Compact, which includes a principle on tackling corruption and is a member of the UK Forum of the Global Compact.

The environmental challenge
The Group has had an environment programme for some time. Climate change and other environmental issues are increasingly important. As a global company we have a responsibility to minimise the environmental impact of our activities and build standards into how we do business.

The Group's commitment to environmental issues was highlighted by Group Chief Executive Mervyn Davies's participation in the UK Corporate Leaders Group on Climate Change. This group of business leaders was formed to provide the UK government with an informed position on tackling climate change.

The group reported to the Prime Minister on the need for a policy framework for business to invest with confidence in technology opportunities to tackle climate change. In 2006 this group will contribute to other environmental debates, including the Stern Review on the economics of climate change.

Our key internal platforms for managing the Group's direct impacts on the environment are our Global Environmental Management Systems (GEMS) and GEMS-lite. We use these to measure and manage environmental impacts such as energy use, greenhouse gas emissions, paper use, waste and water.

The number of offices reporting under GEMS increased to 36 in 2005 from 27 in 2004, representing an extra 3,851 employees covered by the plan.

The percentage of people covered by GEMS rose to 65 per cent, not including SC First Bank, which will be integrated in 2006.

GEMS-lite is a compact e-learning version of GEMS designed to train employees in more than 500 small offices.

The Group's response to the social and environmental impacts of its lending activity has been consistently highlighted as one of the most important elements of its corporate responsibility agenda.

Standard Chartered adopted the Equator Principles in 2003. The Equator Principles are a set of guidelines adopted by financial institutions for addressing environmental and social concerns in major infrastructure projects. The Group's project and export finance team has developed

Employee volunteering exceeds 44,000 days
Standard Chartered employees worldwide spent over 44,000 days on volunteer work in 2005. The work covered all types of community service, from planting trees to support the environment to social activities focusing on youth, health and education.

a specific policy and set of procedures to assess, categorise and manage environmental and social risks in project finance transactions.

Standard Chartered has had a policy on environmental risk in lending since 1995 and the Group added social and ethical factors after a review in 2003. Every credit application, regardless of size, is subject to the same standards. Social or environmental risk is identified, evaluated and, if necessary, mitigated.

Standard Chartered has made great progress in its approach to corporate responsibility in lending. Practice in this area is developing rapidly and in 2005 the Group started a review to align policies and business strategy with its principles. The review aims to ensure consistent policies that take into account stakeholder views and reporting recommendations from the UNEP Financial Institutions/Global Reporting Initiative Task Force. For more information, visit www.globalreporting.org

The Group intends to remain at the forefront of organisations tackling the issue of climate change. In 2006, alongside other initiatives, the Group will launch a focused campaign for the reduction of energy use. Read more on www.standardchartered.com/corporateresponsibility

Responding to crisis
In a world that has become more interlinked and volatile, people will look to global companies to contribute when communities are damaged by unexpected events.

In 2005 the Group showed how companies can respond to crisis in the wake of the Asian tsunami and the Pakistan earthquake.

We acted quickly to contribute and raise money to make a difference to individuals and communities by utilising the reach of our network and the passion of our people.

Standard Chartered is part of the communities in which it operates and it is committed to helping them grow sustainably. In 2006 we will work to instil our principles of corporate responsibility more deeply while aligning our community activities more closely with our business to share the benefits of growth with all our stakeholders.

Rebuilding communities
Standard Chartered employees played a part in building the Rajaprajanugrah school in Thailand which will house and educate 1,000 tsunami orphans.

Employee action

Standard Chartered's work after the Asian tsunami and the Pakistan earthquake shows how it can combine Group level financial support, the spirit of its employees and its network to make a difference to communities in crisis.

Asian tsunami
The Asian tsunami of 26 December 2004 damaged many countries where the Group does business – Indonesia, Sri Lanka, India, Thailand and Malaysia – and tragically two employees were killed and a number of our people lost family members. At Group level, Standard Chartered donated $5 million to reconstruction after the tsunami. Our employees contributed a further $450,000 which, together with matching funds from countries, resulted in a total of more than $5.8 million. Most of the funds raised in the network were pledged to NGOs such as the Red Cross and Christian Aid.

In all affected countries, employees collected and distributed essential items such as food and clothing. The Group also used its branch network to aid relief efforts. In Indonesia, our Medan branch was established as a control centre, operating a helpline to track down relatives of employees, and helping with travel arrangements out of Aceh.

Other branches in Indonesia opened at the weekend to ensure swift processing of relief payments for NGO and development organisation clients. In Thailand, employees provided translation services and general assistance at the British Embassy. The Group continued its work during 2005 and was part of an International Business Leaders Forum task force that visited Sri Lanka, Thailand and India to assess the lessons of the tsunami and how business could continue to contribute to rebuilding efforts.

Money was spent on rebuilding schools and health clinics for the benefit of local communities.

Pakistan earthquake
In October, Pakistan was devastated by an earthquake and the Group was again quick to react. We contributed $500,000 for immediate relief through the President's earthquake relief fund and NGOs, and have set aside an additional $500,000 to support continuing relief work. We are looking to support projects aimed at the most vulnerable and disadvantaged.

Employees round the world took part in the Group's Pakistan earthquake relief fund week, raising $91,000 in 2005. Separately, SC First Bank employees raised more than $40,000. In Pakistan, Standard Chartered employees have supported relief projects. The Group has been active in raising funds from the public, for example through the customer SMS donation appeal and donations through the Standard Chartered website. All cash machines across the country display the earthquake appeal message.

To learn the lessons of these events and prepare the Group so that it can help in future, Standard Chartered's development organisations unit will formalise a crisis response plan in 2006.

Financial Review

Group Summary

The Group has continued its strong performance trajectory with another good set of results for the year ended 31 December 2005. Operating profit before tax of $2,681 million was up 19 per cent over the same period in 2004. Normalised earnings per share has increased by 23 per cent to 153.7 cents. (Refer to note 12 on page 82 for the details of basic and diluted earnings per share).

On 15 April 2005 the Group acquired 100 per cent of Korea First Bank (KFB). On 10 September 2005 KFB was renamed SC First Bank (SCFB) and on 28 November 2005 the assets and businesses of the Standard Chartered branch in Korea were transferred to SCFB. The impact of the post acquisition results of SCFB in the 2005 results, together with significant one-off items affecting the 2004 results, make the comparability of the full year results to December 2005 with the equivalent period in 2004 complex. The table below therefore sets out underlying results for the two years excluding these two components.

	2005			2004		
	SCFB $m	Underlying $m	As reported $m	*One off items $m	Underlying $m	As reported $m
Net interest income	781	3,554	4,335	–	3,182	3,182
Fees and commissions income, net	29	1,466	1,495	–	1,332	1,332
Net trading income	23	746	769	–	651	651
Other operating income	26	236	262	108	109	217
	78	2,448	2,526	108	2,092	2,200
Operating income	859	6,002	6,861	108	5,274	5,382
Operating expenses	(579)	(3,232)	(3,811)	(23)	(2,826)	(2,849)
Operating profit before provisions	280	2,770	3,050	85	2,448	2,533
Impairment losses on loans and advances	(53)	(266)	(319)	–	(214)	(214)
Other impairment	–	(50)	(50)	(67)	(1)	(68)
Operating profit before taxation	227	2,454	2,681	18	2,233	2,251

* See note 12 on page 82.

Operating Income and Profit

Operating income, including SCFB, increased by 27 per cent to $6,861 million over 2004. Of this increase, SCFB accounted for $859 million. Underlying income growth excluding SCFB and 2004 one-off items was 14 per cent to $6,002 million. Both Consumer Banking and Wholesale Banking delivered double-digit income growth and business momentum remains strong across an increasingly broad range of customer segments and markets.

Net interest income grew by 36 per cent to $4,335 million. Underlying growth was 12 per cent. Net interest margin was 2.5 per cent, down from 2.6 per cent in the prior year reflecting the impact of changes in geographic and product mix.

Fees and commissions increased by 12 per cent to $1,495 million. Underlying growth was 10 per cent driven mainly by higher volumes in wealth management, cash management and global markets products across most markets.

Net trading income grew by 18 per cent to $769 million due to higher volumes of foreign exchange dealing by both Wholesale and Consumer Banking customers. Underlying growth was 15 per cent.

Other operating income of $262 million increased by 21 per cent. Excluding one-off items in 2004 from the sale of shares in KorAm and Bank of China (Hong Kong), growth was strong on the back of structured transactions and sales of available-for-sale securities within the asset and liability management (ALM) portfolio.

Operating expenses increased from $2,849 million to $3,811 million. Of this increase, $579 million was due to the inclusion of SCFB.

Underlying expense growth was 14 per cent, in line with underlying income growth for the full year. The normalised cost income ratio was 54.5 per cent (2004: 54.0 per cent) on a headline basis including SCFB, but on an underlying normalised basis has improved to 53.0 per cent (2004: 54.0 per cent). The Group has continued to invest in both Consumer Banking and Wholesale Banking in order to sustain the double-digit client led income growth. Such investments were directed primarily at new market entry, new products, reinforced capabilities, expanded client coverage, increased distribution and improvements to technology and infrastructure to support new and rapidly growing markets.

Impairment losses on loans and advances rose by 49 per cent from $214 million to $319 million, an increase of $105 million of which SCFB accounted for $53 million.

The underlying increase in impairment losses was 24 per cent reflecting asset growth in Consumer Banking, a deterioration in the Taiwan consumer credit environment and movements in portfolio provisioning under IFRS. Wholesale Banking continued to benefit from a benign credit environment, the successful conclusion of the Loan Management Agreement in Thailand and strong recoveries. Other impairment includes provisions made in 2005 for exposures in Zimbabwe.

a specific policy and set of procedures to assess, categorise and manage environmental and social risks in project finance transactions.

Standard Chartered has had a policy on environmental risk in lending since 1995 and the Group added social and ethical factors after a review in 2003. Every credit application, regardless of size, is subject to the same standards. Social or environmental risk is identified, evaluated and, if necessary, mitigated.

Standard Chartered has made great progress in its approach to corporate responsibility in lending. Practice in this area is developing rapidly and in 2005 the Group started a review to align policies and business strategy with its principles. The review aims to ensure consistent policies that take into account stakeholder views and reporting recommendations from the UNEP Financial Institutions/Global Reporting Initiative Task Force. For more information, visit www.globalreporting.org

The Group intends to remain at the forefront of organisations tackling the issue of climate change. In 2006, alongside other initiatives, the Group will launch a focused campaign for the reduction of energy use. Read more on www.standardchartered.com/corporateresponsibility

Responding to crisis
In a world that has become more interlinked and volatile, people will look to global companies to contribute when communities are damaged by unexpected events.

In 2005 the Group showed how companies can respond to crisis in the wake of the Asian tsunami and the Pakistan earthquake.

We acted quickly to contribute and raise money to make a difference to individuals and communities by utilising the reach of our network and the passion of our people.

Standard Chartered is part of the communities in which it operates and it is committed to helping them grow sustainably. In 2006 we will work to instil our principles of corporate responsibility more deeply while aligning our community activities more closely with our business to share the benefits of growth with all our stakeholders.

Rebuilding communities
Standard Chartered employees played a part in building the Rajaprajanugrah school in Thailand which will house and educate 1,000 tsunami orphans.

Employee action

Standard Chartered's work after the Asian tsunami and the Pakistan earthquake shows how it can combine Group level financial support, the spirit of its employees and its network to make a difference to communities in crisis.

Asian tsunami
The Asian tsunami of 26 December 2004 damaged many countries where the Group does business – Indonesia, Sri Lanka, India, Thailand and Malaysia – and tragically two employees were killed and a number of our people lost family members. At Group level, Standard Chartered donated $5 million to reconstruction after the tsunami. Our employees contributed a further $450,000 which, together with matching funds from countries, resulted in a total of more than $5.8 million. Most of the funds raised in the network were pledged to NGOs such as the Red Cross and Christian Aid.

In all affected countries, employees collected and distributed essential items such as food and clothing. The Group also used its branch network to aid relief efforts. In Indonesia, our Medan branch was established as a control centre, operating a helpline to track down relatives of employees, and helping with travel arrangements out of Aceh.

Other branches in Indonesia opened at the weekend to ensure swift processing of relief payments for NGO and development organisation clients. In Thailand, employees provided translation services and general assistance at the British Embassy. The Group continued its work during 2005 and was part of an International Business Leaders Forum task force that visited Sri Lanka, Thailand and India to assess the lessons of the tsunami and how business could continue to contribute to rebuilding efforts.

Money was spent on rebuilding schools and health clinics for the benefit of local communities.

Pakistan earthquake
In October, Pakistan was devastated by an earthquake and the Group was again quick to react. We contributed $500,000 for immediate relief through the President's earthquake relief fund and NGOs, and have set aside an additional $500,000 to support continuing relief work. We are looking to support projects aimed at the most vulnerable and disadvantaged.

Employees round the world took part in the Group's Pakistan earthquake relief fund week, raising $91,000 in 2005. Separately, SC First Bank employees raised more than $40,000. In Pakistan, Standard Chartered employees have supported relief projects. The Group has been active in raising funds from the public, for example through the customer SMS donation appeal and donations through the Standard Chartered website. All cash machines across the country display the earthquake appeal message.

To learn the lessons of these events and prepare the Group so that it can help in future, Standard Chartered's development organisations unit will formalise a crisis response plan in 2006.

Financial Review

Group Summary

The Group has continued its strong performance trajectory with another good set of results for the year ended 31 December 2005. Operating profit before tax of $2,681 million was up 19 per cent over the same period in 2004. Normalised earnings per share has increased by 23 per cent to 153.7 cents. (Refer to note 12 on page 82 for the details of basic and diluted earnings per share).

On 15 April 2005 the Group acquired 100 per cent of Korea First Bank (KFB). On 10 September 2005 KFB was renamed SC First Bank (SCFB) and on 28 November 2005 the assets and businesses of the Standard Chartered branch in Korea were transferred to SCFB. The impact of the post acquisition results of SCFB in the 2005 results, together with significant one-off items affecting the 2004 results, make the comparability of the full year results to December 2005 with the equivalent period in 2004 complex. The table below therefore sets out underlying results for the two years excluding these two components.

	2005			2004		
	SCFB $m	Underlying $m	As reported $m	*One off items $m	Underlying $m	As reported $m
Net interest income	781	3,554	4,335	–	3,182	3,182
Fees and commissions income, net	29	1,466	1,495	–	1,332	1,332
Net trading income	23	746	769	–	651	651
Other operating income	26	236	262	108	109	217
	78	2,448	2,526	108	2,092	2,200
Operating income	859	6,002	6,861	108	5,274	5,382
Operating expenses	(579)	(3,232)	(3,811)	(23)	(2,826)	(2,849)
Operating profit before provisions	280	2,770	3,050	85	2,448	2,533
Impairment losses on loans and advances	(53)	(266)	(319)	–	(214)	(214)
Other impairment	–	(50)	(50)	(67)	(1)	(68)
Operating profit before taxation	227	2,454	2,681	18	2,233	2,251

* See note 12 on page 82.

Operating Income and Profit

Operating income, including SCFB, increased by 27 per cent to $6,861 million over 2004. Of this increase, SCFB accounted for $859 million. Underlying income growth excluding SCFB and 2004 one-off items was 14 per cent to $6,002 million. Both Consumer Banking and Wholesale Banking delivered double-digit income growth and business momentum remains strong across an increasingly broad range of customer segments and markets.

Net interest income grew by 36 per cent to $4,335 million. Underlying growth was 12 per cent. Net interest margin was 2.5 per cent, down from 2.6 per cent in the prior year reflecting the impact of changes in geographic and product mix.

Fees and commissions increased by 12 per cent to $1,495 million. Underlying growth was 10 per cent driven mainly by higher volumes in wealth management, cash management and global markets products across most markets.

Net trading income grew by 18 per cent to $769 million due to higher volumes of foreign exchange dealing by both Wholesale and Consumer Banking customers. Underlying growth was 15 per cent.

Other operating income of $262 million increased by 21 per cent. Excluding one-off items in 2004 from the sale of shares in KorAm and Bank of China (Hong Kong), growth was strong on the back of structured transactions and sales of available-for-sale securities within the asset and liability management (ALM) portfolio.

Operating expenses increased from $2,849 million to $3,811 million. Of this increase, $579 million was due to the inclusion of SCFB.

Underlying expense growth was 14 per cent, in line with underlying income growth for the full year. The normalised cost income ratio was 54.5 per cent (2004: 54.0 per cent) on a headline basis including SCFB, but on an underlying normalised basis has improved to 53.0 per cent (2004: 54.0 per cent). The Group has continued to invest in both Consumer Banking and Wholesale Banking in order to sustain the double-digit client led income growth. Such investments were directed primarily at new market entry, new products, reinforced capabilities, expanded client coverage, increased distribution and improvements to technology and infrastructure to support new and rapidly growing markets.

Impairment losses on loans and advances rose by 49 per cent from $214 million to $319 million, an increase of $105 million of which SCFB accounted for $53 million.

The underlying increase in impairment losses was 24 per cent reflecting asset growth in Consumer Banking, a deterioration in the Taiwan consumer credit environment and movements in portfolio provisioning under IFRS. Wholesale Banking continued to benefit from a benign credit environment, the successful conclusion of the Loan Management Agreement in Thailand and strong recoveries. Other impairment includes provisions made in 2005 for exposures in Zimbabwe.

Consumer Banking

Including the acquisition of SCFB, Consumer Banking grew operating profit by 21 per cent to $1,278 million compared to 2004. Of the $220 million increment in profit, SCFB accounted for $137 million. Underlying growth was eight per cent.

Consumer Banking has maintained strong income momentum with income up 41 per cent to $3,807 million. SCFB accounted for $671 million or 61 per cent of Consumer Banking's total income growth of $1,107 million. Underlying income was up 16 per cent to $3,136 million. Underlying income growth was driven by volume and fee income growth across almost all product lines, strong growth in customer balances, particularly deposits and the contribution from business segments such as consumer finance and small and medium enterprises (SME) loans. Businesses acquired in 2004, including PrimeCredit and Bank Permata, contributed to income and profit growth.

Excluding SCFB, customer liabilities saw double-digit growth year on year while assets grew four per cent. Deposit growth was particularly strong in Hong Kong, Singapore and Other Asia Pacific Region (Other APR).

On an underlying basis excluding SCFB, expense growth was broadly in line with income growth at 15 per cent for the year. This expense growth included investment expenditure in new products, extended client coverage, enhanced infrastructure, increased compliance costs and investment in new businesses. Total expenses in Consumer Banking grew by $701 million with SCFB accounting for $486 million.

Overall, Consumer Banking's impairment losses on loans and advances rose to $425 million from $242 million in 2004. This reflects the impact of asset growth outside Korea, inclusion of SCFB, movements in portfolio provisions under IFRS and deterioration in the Taiwan consumer credit environment. The underlying impairment charge has risen 20 bps to one per cent of average customer assets largely as a result of changes in portfolio mix and the deteriorating credit environment in Taiwan, where the banking industry as a whole has been significantly affected by a strong increase in consumer default rates. Consumer Banking anticipated this deterioration and took action to mitigate exposure. Nonetheless, the Consumer Banking loan impairment charge in Taiwan increased to $98 million in 2005 from $26 million in 2004. Consumer Banking in Taiwan has customer assets of approximately $1.3 billion as at 31 December 2005. We expect Taiwan to remain challenging through 2006.

Hong Kong delivered an increase in operating profit of 17 per cent to $540 million. Income growth was four per cent. Operating expenses were lower than in 2004 as a result of the actions taken to reconfigure the cost base. This resulted in pre-impairment profit growth of seven per cent. Responding to the rising interest rate environment, the business has put greater focus onto wealth management and SME, by successfully launching several new products and achieving growth in customer liabilities. The acquisition of PrimeCredit in 2004 has been a great success with performance well ahead of plan. Asset portfolios continue to perform well with a 56 per cent reduction in the loan impairment charge compared to the prior period.

In Singapore, income was down two per cent in 2005 with strong growth in wealth management and SME largely offsetting the sharp decline in mortgage margins. Mortgage margins reduced by nearly half on a full year basis. The successful launch of a new on-line savings product, together with good growth in investment services resulted in strong wealth management income growth.

Operating profit before provisions was up 28 per cent in Malaysia on the back of a 19 per cent rise in income and moderate expense growth focused on building infrastructure and expanding distribution. Good balance sheet growth, new products, a developing Islamic banking presence and better fee income coupled with productivity improvements all contributed to a strong performance for Consumer Banking. Loan impairment charges rose from $14 million to $37 million primarily due to attributing portfolio provision movements under IFRS.

In the eight and a half months since acquisition, the Consumer Banking division of SCFB earned $137 million of operating profit on income of $671 million. With the expansion of the product range since acquisition there has been good volume growth, particularly in wealth management with a significant growth in deposits. The cards and loans portfolios and mortgage portfolio have also enjoyed robust asset growth although moderate mortgage margin contraction has continued during the second half of the year. Expenses were higher in the second half, as anticipated, reflecting integration costs, re-branding and investment in product capabilities.

Other APR had income growth of 55 per cent driven by strong balance sheet growth in all product segments and continued investment in expanding sales forces, new branches and new products. Bank Permata in Indonesia accounted for $69 million of income and $9 million of profit before tax. China enjoyed very strong organic growth in all major products delivering a threefold increase in income. Thailand continues to perform very well with increasingly diversified income and balance sheet growth. Impairment provisions increased by $100 million, of which $72 million was in Taiwan.

India's very strong income growth in wealth management and SME was offset in part by lower growth in mortgages and a small decline in unsecured lending due to eroding margins resulting in an overall income growth of 10 per cent. The Consumer Business has continued to diversify its income streams with double-digit balance sheet growth in all business lines except credit cards. Continued investment spending underpinned a 17 per cent overall increase in expenses directed towards opening five new branches, the launch of six consumer finance business centres, new investment and insurance products and a continued strengthening of the risk and control infrastructure. Whilst there are near term challenges in profitability, Consumer Banking remains focused on building a substantial franchise in this fast growing and highly competitive market.

Operating profit in the Middle East and Other South Asia (MESA) increased by 23 per cent to $163 million with income up by 28 per cent to $378 million. This continued strong year on year momentum was led by wealth management, credit cards and SME. Investment in sustaining this growth trajectory resulted in a 26 per cent increase in expenses, with a focus on strengthening distribution, product and people capabilities. The global Consumer Banking business model is now embedded in these rapidly growing markets.

In the United Arab Emirates (UAE), Consumer Banking grew income 27 per cent to $158 million driven by wealth management, SME and credit cards. As new products continue to be launched, volume growth on both sides of the balance sheet remains robust.

In Africa, operating profit more than doubled as a result of broad based income growth of 18 per cent and expense growth contained to just five per cent, benefiting from productivity gains and prior year investments. Asset growth of 26 per cent reflected an increasing market demand for borrowing.

The Americas, UK and Group Head Office saw a decrease in operating profit from $19 million to $9 million largely driven by lower income as a result of the reconfiguration of the Jersey business.

Financial Review continued

Consumer Banking continued

The following tables provide an analysis of operating profit by geographic segment for Consumer Banking.

2005	Asia Pacific									
	Hong Kong $m	Singapore $m	Malaysia $m	Korea $m	Other Asia Pacific $m	India $m	*Middle East & Other S Asia $m	Africa $m	Americas UK & Group Head Office $m	Consumer Banking Total $m
Income	989	322	209	695	611	285	378	257	61	3,807
Expenses	(415)	(126)	(95)	(505)	(342)	(179)	(182)	(205)	(52)	(2,101)
Loan impairment	(34)	(30)	(37)	(56)	(166)	(56)	(33)	(13)	–	(425)
Other impairment	–	–	–	–	–	–	–	(3)	–	(3)
Operating profit	540	166	77	134	103	50	163	36	9	1,278

2004	Asia Pacific									
	Hong Kong $m	Singapore $m	Malaysia $m	Korea $m	Other Asia Pacific $m	India $m	*Middle East & Other S Asia $m	Africa $m	Americas UK & Group Head Office $m	Consumer Banking Total $m
Income	954	330	175	7	393	258	296	218	69	2,700
Expenses	(416)	(117)	(86)	(12)	(225)	(153)	(144)	(196)	(51)	(1,400)
Specific	(88)	(40)	(18)	–	(69)	(29)	(21)	(6)	–	(271)
General	11	6	4	–	3	2	2	–	1	29
Loan impairment	(77)	(34)	(14)	–	(66)	(27)	(19)	(6)	1	(242)
Operating profit	461	179	75	(5)	102	78	133	16	19	1,058

* Middle East and Other S Asia includes UAE income of $158 million (2004: $124 million), expenses of $67 million (2004: $51 million), loan impairment of $21 million (2004: $9 million) and operating profit of $70 million (2004: $64 million).

An analysis of Consumer Banking income by product is set out below:

	2005			2004
Income by product	Total $m	SCFB $m	Underlying $m	$m
Cards and Loans	1,526	248	1,278	1,117
Wealth Management and Deposits	1,442	212	1,230	891
Mortgages and Auto Finance	764	207	557	638
Other	75	4	71	54
	3,807	671	3,136	2,700

Including SCFB, cards and loans have delivered a solid 37 per cent increase in income to $1,526 million. Underlying income and assets have increased 14 per cent and 17 per cent respectively in a highly competitive market environment with lower net interest margins broadly offset by higher fee income. Cards and loans enjoyed strong growth in Malaysia, Other APR, MESA and Africa. In Hong Kong three per cent growth year on year was achieved, reversing the previous declining trend in balances. Growth accelerated in the second half as successful new campaigns were rolled out for the Manhattan brand, cashback and balance building, leveraging the new positive file credit bureau.

In wealth management, underlying double-digit deposit growth and improved margins have been the primary drivers of a 62 per cent growth in income to $1,442 million. The primary contributors being Singapore, India, Other APR and MESA. Product innovation, expanded distribution and effective sales and marketing campaigns have boosted both core deposit volumes and fee based investment product sales.

Total mortgage and auto finance income is up 20 per cent at $764 million. Underlying income is lower by 13 per cent reflecting significant mortgage margin compression in Hong Kong, Singapore and India. Proactive re-pricing strategies have helped to offset some of this margin compression together with very good volume growth in Other APR.

Consumer Banking

Including the acquisition of SCFB, Consumer Banking grew operating profit by 21 per cent to $1,278 million compared to 2004. Of the $220 million increment in profit, SCFB accounted for $137 million. Underlying growth was eight per cent.

Consumer Banking has maintained strong income momentum with income up 41 per cent to $3,807 million. SCFB accounted for $671 million or 61 per cent of Consumer Banking's total income growth of $1,107 million. Underlying income was up 16 per cent to $3,136 million. Underlying income growth was driven by volume and fee income growth across almost all product lines, strong growth in customer balances, particularly deposits and the contribution from business segments such as consumer finance and small and medium enterprises (SME) loans. Businesses acquired in 2004, including PrimeCredit and Bank Permata, contributed to income and profit growth.

Excluding SCFB, customer liabilities saw double-digit growth year on year while assets grew four per cent. Deposit growth was particularly strong in Hong Kong, Singapore and Other Asia Pacific Region (Other APR).

On an underlying basis excluding SCFB, expense growth was broadly in line with income growth at 15 per cent for the year. This expense growth included investment expenditure in new products, extended client coverage, enhanced infrastructure, increased compliance costs and investment in new businesses. Total expenses in Consumer Banking grew by $701 million with SCFB accounting for $486 million.

Overall, Consumer Banking's impairment losses on loans and advances rose to $425 million from $242 million in 2004. This reflects the impact of asset growth outside Korea, inclusion of SCFB, movements in portfolio provisions under IFRS and deterioration in the Taiwan consumer credit environment. The underlying impairment charge has risen 20 bps to one per cent of average customer assets largely as a result of changes in portfolio mix and the deteriorating credit environment in Taiwan, where the banking industry as a whole has been significantly affected by a strong increase in consumer default rates. Consumer Banking anticipated this deterioration and took action to mitigate exposure. Nonetheless, the Consumer Banking loan impairment charge in Taiwan increased to $98 million in 2005 from $26 million in 2004. Consumer Banking in Taiwan has customer assets of approximately $1.3 billion as at 31 December 2005. We expect Taiwan to remain challenging through 2006.

Hong Kong delivered an increase in operating profit of 17 per cent to $540 million. Income growth was four per cent. Operating expenses were lower than in 2004 as a result of the actions taken to reconfigure the cost base. This resulted in pre-impairment profit growth of seven per cent. Responding to the rising interest rate environment, the business has put greater focus onto wealth management and SME, by successfully launching several new products and achieving growth in customer liabilities. The acquisition of PrimeCredit in 2004 has been a great success with performance well ahead of plan. Asset portfolios continue to perform well with a 56 per cent reduction in the loan impairment charge compared to the prior period.

In Singapore, income was down two per cent in 2005 with strong growth in wealth management and SME largely offsetting the sharp decline in mortgage margins. Mortgage margins reduced by nearly half on a full year basis. The successful launch of a new on-line savings product, together with good growth in investment services resulted in strong wealth management income growth.

Operating profit before provisions was up 28 per cent in Malaysia on the back of a 19 per cent rise in income and moderate expense growth focused on building infrastructure and expanding distribution. Good balance sheet growth, new products, a developing Islamic banking presence and better fee income coupled with productivity improvements all contributed to a strong performance for Consumer Banking. Loan impairment charges rose from $14 million to $37 million primarily due to attributing portfolio provision movements under IFRS.

In the eight and a half months since acquisition, the Consumer Banking division of SCFB earned $137 million of operating profit on income of $671 million. With the expansion of the product range since acquisition there has been good volume growth, particularly in wealth management with a significant growth in deposits. The cards and loans portfolios and mortgage portfolio have also enjoyed robust asset growth although moderate mortgage margin contraction has continued during the second half of the year. Expenses were higher in the second half, as anticipated, reflecting integration costs, re-branding and investment in product capabilities.

Other APR had income growth of 55 per cent driven by strong balance sheet growth in all product segments and continued investment in expanding sales forces, new branches and new products. Bank Permata in Indonesia accounted for $69 million of income and $9 million of profit before tax. China enjoyed very strong organic growth in all major products delivering a threefold increase in income. Thailand continues to perform very well with increasingly diversified income and balance sheet growth. Impairment provisions increased by $100 million, of which $72 million was in Taiwan.

India's very strong income growth in wealth management and SME was offset in part by lower growth in mortgages and a small decline in unsecured lending due to eroding margins resulting in an overall income growth of 10 per cent. The Consumer Business has continued to diversify its income streams with double-digit balance sheet growth in all business lines except credit cards. Continued investment spending underpinned a 17 per cent overall increase in expenses directed towards opening five new branches, the launch of six consumer finance business centres, new investment and insurance products and a continued strengthening of the risk and control infrastructure. Whilst there are near term challenges in profitability, Consumer Banking remains focused on building a substantial franchise in this fast growing and highly competitive market.

Operating profit in the Middle East and Other South Asia (MESA) increased by 23 per cent to $163 million with income up by 28 per cent to $378 million. This continued strong year on year momentum was led by wealth management, credit cards and SME. Investment in sustaining this growth trajectory resulted in a 26 per cent increase in expenses, with a focus on strengthening distribution, product and people capabilities. The global Consumer Banking business model is now embedded in these rapidly growing markets.

In the United Arab Emirates (UAE), Consumer Banking grew income 27 per cent to $158 million driven by wealth management, SME and credit cards. As new products continue to be launched, volume growth on both sides of the balance sheet remains robust.

In Africa, operating profit more than doubled as a result of broad based income growth of 18 per cent and expense growth contained to just five per cent, benefiting from productivity gains and prior year investments. Asset growth of 26 per cent reflected an increasing market demand for borrowing.

The Americas, UK and Group Head Office saw a decrease in operating profit from $19 million to $9 million largely driven by lower income as a result of the reconfiguration of the Jersey business.

Financial Review continued

Consumer Banking continued

The following tables provide an analysis of operating profit by geographic segment for Consumer Banking.

2005	Asia Pacific									
	Hong Kong $m	Singapore $m	Malaysia $m	Korea $m	Other Asia Pacific $m	India $m	*Middle East & Other S Asia $m	Africa $m	Americas UK & Group Head Office $m	Consumer Banking Total $m
Income	989	322	209	695	611	285	378	257	61	3,807
Expenses	(415)	(126)	(95)	(505)	(342)	(179)	(182)	(205)	(52)	(2,101)
Loan impairment	(34)	(30)	(37)	(56)	(166)	(56)	(33)	(13)	–	(425)
Other impairment	–	–	–	–	–	–	–	(3)	–	(3)
Operating profit	540	166	77	134	103	50	163	36	9	1,278

2004	Asia Pacific									
	Hong Kong $m	Singapore $m	Malaysia $m	Korea $m	Other Asia Pacific $m	India $m	*Middle East & Other S Asia $m	Africa $m	Americas UK & Group Head Office $m	Consumer Banking Total $m
Income	954	330	175	7	393	258	296	218	69	2,700
Expenses	(416)	(117)	(86)	(12)	(225)	(153)	(144)	(196)	(51)	(1,400)
Specific	(88)	(40)	(18)	–	(69)	(29)	(21)	(6)	–	(271)
General	11	6	4	–	3	2	2	–	1	29
Loan impairment	(77)	(34)	(14)	–	(66)	(27)	(19)	(6)	1	(242)
Operating profit	461	179	75	(5)	102	78	133	16	19	1,058

* Middle East and Other S Asia includes UAE income of $158 million (2004: $124 million), expenses of $67 million (2004: $51 million), loan impairment of $21 million (2004: $9 million) and operating profit of $70 million (2004: $64 million).

An analysis of Consumer Banking income by product is set out below:

Income by product	2005 Total $m	2005 SCFB $m	2005 Underlying $m	2004 $m
Cards and Loans	1,526	248	1,278	1,117
Wealth Management and Deposits	1,442	212	1,230	891
Mortgages and Auto Finance	764	207	557	638
Other	75	4	71	54
	3,807	671	3,136	2,700

Including SCFB, cards and loans have delivered a solid 37 per cent increase in income to $1,526 million. Underlying income and assets have increased 14 per cent and 17 per cent respectively in a highly competitive market environment with lower net interest margins broadly offset by higher fee income. Cards and loans enjoyed strong growth in Malaysia, Other APR, MESA and Africa. In Hong Kong three per cent growth year on year was achieved, reversing the previous declining trend in balances. Growth accelerated in the second half as successful new campaigns were rolled out for the Manhattan brand, cashback and balance building, leveraging the new positive file credit bureau.

In wealth management, underlying double-digit deposit growth and improved margins have been the primary drivers of a 62 per cent growth in income to $1,442 million. The primary contributors being Singapore, India, Other APR and MESA. Product innovation, expanded distribution and effective sales and marketing campaigns have boosted both core deposit volumes and fee based investment product sales.

Total mortgage and auto finance income is up 20 per cent at $764 million. Underlying income is lower by 13 per cent reflecting significant mortgage margin compression in Hong Kong, Singapore and India. Proactive re-pricing strategies have helped to offset some of this margin compression together with very good volume growth in Other APR.

Wholesale Banking

In 2005 Wholesale Banking continued to execute its highly successful client-led strategy, driving sustained income momentum in all key client segments and across multiple products and geographies. Including SCFB, operating profit was up 22 per cent to $1,439 million. Underlying profit growth increased 15 per cent to $1,349 million.

Total income growth was 19 per cent to $3,054 million. Underlying income growth of 11 per cent to $2,866 million was achieved through client revenue growth of 19 per cent, driven by balanced growth across local corporates and large local corporates, multinationals and financial institutions. Global markets products together with cash and custody were the principal contributors to the continued strong growth in Wholesale Banking client revenues. Own account ALM and trading revenues were adversely affected by a rising interest rate environment and a flat yield curve.

Expenses in Wholesale Banking increased by 20 per cent to $1,710 million. Underlying expense growth was 13 per cent. Investment spend focused on enhancing global market product capabilities and client coverage with an emphasis on corporate finance and capital markets and the high growth markets of India, China and the UAE. Higher transaction volumes plus continued upgrading of the technology and operations infrastructure and preparation for Basel II made up the balance.

The net loan impairment release in 2005 was $106 million compared to $28 million in the prior period. New provisions increased by three per cent and recoveries were up by 60 per cent.

The following tables provide an analysis of operating profit by geographic segment for Wholesale Banking:

	2005									
	Asia Pacific									
	Hong Kong $m	Singapore $m	Malaysia $m	Korea $m	Other Asia Pacific $m	India $m	*Middle East & Other S Asia $m	Africa $m	Americas UK & Group Head Office $m	Wholesale Banking Total $m
Income	523	188	124	259	443	305	430	294	488	3,054
Expenses	(234)	(120)	(55)	(127)	(268)	(127)	(157)	(194)	(428)	(1,710)
Loan impairment	(83)	(13)	7	(5)	117	6	42	(30)	65	106
Other impairment	(1)	–	–	–	–	1	–	(8)	(3)	(11)
Operating profit	205	55	76	127	292	185	315	62	122	1,439

	2004									
	Asia Pacific									
	Hong Kong $m	Singapore $m	Malaysia $m	Korea $m	Other Asia Pacific $m	India $m	*Middle East & Other S Asia $m	Africa $m	Americas UK & Group Head Office $m	Wholesale Banking Total $m
Income	416	183	95	63	362	231	352	366	506	2,574
Expenses	(226)	(111)	(58)	(29)	(252)	(98)	(125)	(164)	(363)	(1,426)
Specific	(54)	(2)	11	3	19	3	13	(6)	15	2
General	6	3	1	–	4	2	4	–	6	26
Loan impairment	(48)	1	12	3	23	5	17	(6)	21	28
Other impairment	–	–	–	–	–	2	–	–	(3)	(1)
Operating profit	142	73	49	37	133	140	244	196	161	1,175

* Middle East and Other S Asia includes UAE income of $173 million (2004: $147 million), expenses of $66 million (2004: $49 million), loan impairment recovery of $1 million (2004: recovery of $8 million) and operating profit of $108 million (2004: $106 million).

Financial Review continued

Wholesale Banking continued

When looking at the performance of Wholesale Banking on a geographic basis it is important to note that it is a network business, with about half of client revenues originated in a different geography than where they are booked. This means the geographic segmentation can give a somewhat imperfect view of the performance of different parts of the business.

In Hong Kong, income grew by 26 per cent to $523 million as the increased focus on the local corporates segment yielded good results. Global markets and cash products generated strong growth in volumes supported by improved margins. Expenses grew four per cent to $234 million with most of this increase directed towards building the sales force and product capabilities to deepen income generation from existing client relationships.

Income in Singapore was up three per cent to $188 million driven by transaction banking together with global markets sales. Double-digit client income growth was offset by a reduction in trading and ALM income. Singapore continues to increase its franchise value, originating significant revenues for other parts of the network. Expenses grew eight per cent to $120 million reflecting increased front office investments to sustain the strong client revenue momentum.

In Malaysia, income increased 31 per cent to $124 million with global markets products now contributing 64 per cent of the total. The business achieved strong growth in the large local corporate sector. Expenses were lower by five per cent at $55 million.

The Wholesale Banking business in SCFB earned $90 million of operating profit on income of $188 million. Income and volumes of global markets product sales, together with cash management and custody, grew in the second half as the significant investment in more sophisticated products, new skills and infrastructure began to deliver benefits.

Other APR continued to deliver strong growth in income and profits from all countries with significant contributions from China, Indonesia and Taiwan. Income increased 22 per cent to $443 million and expenses grew six per cent to $268 million.

India's income grew 32 per cent to $305 million with client income growing at an even higher rate offset by lower trading and ALM income. Growth was balanced across all target segments with transactional banking and global markets products leading the way. Expenses grew 30 per cent to $127 million, with continued investment in geographic expansion to sustain the momentum amongst local corporates.

Operating profit in the Middle East and Other South Asia grew by 29 per cent to $315 million. Income rose 22 per cent to $430 million and expenses 26 per cent to $157 million. Client revenues enjoyed very strong growth in cash, capital markets and corporate finance products. Within this total the Wholesale Banking business in the UAE grew income by 18 per cent.

In Africa, income at $294 million was 20 per cent lower than in the prior year. A marked deterioration in Zimbabwe was the primary contributor to this result. 2005 saw Zimbabwe suffer from high inflation and very rapid currency depreciation, particularly in the fourth quarter. Elsewhere in Africa, Wholesale Banking saw robust income growth in Nigeria, Ghana and Tanzania, driven by cash management, trade and corporate finance.

The Americas, UK and Group Head Office has seen income decline by four per cent to $488 million mainly as a result of lower income from asset and liability management. Expense growth of 18 per cent reflects the full year impact of the project finance business acquired at the end of 2004, which originates revenues largely booked elsewhere, together with significant investment in compliance and control infrastructure.

An analysis of Wholesale Banking income by product is set out below:

	2005			2004
Income by product	Total $m	SCFB $m	Underlying $m	$m
Trade and Lending	879	69	810	868
Global Markets	1,434	75	1,359	1,217
Cash Management and Custody	741	44	697	489
	3,054	188	2,866	2,574

Trade and lending income increased one per cent overall to $879 million and decreased by seven per cent on an underlying basis due to lower lending income. Trade finance income grew three per cent reflecting the increased competitiveness in pricing and a shift to integrated supply chain financing to support strong intra-Asian trade flows.

Global markets income grew strongly at 18 per cent overall to $1,434 million and 12 per cent on an underlying basis. The enhanced product set, including FX options, fixed income and project and export finance, has made a significant contribution to this growth. Income from ALM has fallen due to the flat yield curves and rising interest rates prevalent in most markets, particularly in the second half.

Cash management and custody income was up by 52 per cent at $741 million. Underlying growth was also very strong at 43 per cent driven by volume and margin growth.

Wholesale Banking

In 2005 Wholesale Banking continued to execute its highly successful client-led strategy, driving sustained income momentum in all key client segments and across multiple products and geographies. Including SCFB, operating profit was up 22 per cent to $1,439 million. Underlying profit growth increased 15 per cent to $1,349 million.

Total income growth was 19 per cent to $3,054 million. Underlying income growth of 11 per cent to $2,866 million was achieved through client revenue growth of 19 per cent, driven by balanced growth across local corporates and large local corporates, multinationals and financial institutions. Global markets products together with cash and custody were the principal contributors to the continued strong growth in Wholesale Banking client revenues. Own account ALM and trading revenues were adversely affected by a rising interest rate environment and a flat yield curve.

Expenses in Wholesale Banking increased by 20 per cent to $1,710 million. Underlying expense growth was 13 per cent. Investment spend focused on enhancing global market product capabilities and client coverage with an emphasis on corporate finance and capital markets and the high growth markets of India, China and the UAE. Higher transaction volumes plus continued upgrading of the technology and operations infrastructure and preparation for Basel II made up the balance.

The net loan impairment release in 2005 was $106 million compared to $28 million in the prior period. New provisions increased by three per cent and recoveries were up by 60 per cent.

The following tables provide an analysis of operating profit by geographic segment for Wholesale Banking:

	2005									
	Asia Pacific									
	Hong Kong $m	Singapore $m	Malaysia $m	Korea $m	Other Asia Pacific $m	India $m	*Middle East & Other S Asia $m	Africa $m	Americas UK & Group Head Office $m	Wholesale Banking Total $m
Income	523	188	124	259	443	305	430	294	488	3,054
Expenses	(234)	(120)	(55)	(127)	(268)	(127)	(157)	(194)	(428)	(1,710)
Loan impairment	(83)	(13)	7	(5)	117	6	42	(30)	65	106
Other impairment	(1)	–	–	–	–	1	–	(8)	(3)	(11)
Operating profit	205	55	76	127	292	185	315	62	122	1,439

	2004									
	Asia Pacific									
	Hong Kong $m	Singapore $m	Malaysia $m	Korea $m	Other Asia Pacific $m	India $m	*Middle East & Other S Asia $m	Africa $m	Americas UK & Group Head Office $m	Wholesale Banking Total $m
Income	416	183	95	63	362	231	352	366	506	2,574
Expenses	(226)	(111)	(58)	(29)	(252)	(98)	(125)	(164)	(363)	(1,426)
Specific	(54)	(2)	11	3	19	3	13	(6)	15	2
General	6	3	1	–	4	2	4	–	6	26
Loan impairment	(48)	1	12	3	23	5	17	(6)	21	28
Other impairment	–	–	–	–	–	2	–	–	(3)	(1)
Operating profit	142	73	49	37	133	140	244	196	161	1,175

* Middle East and Other S Asia includes UAE income of $173 million (2004: $147 million), expenses of $66 million (2004: $49 million), loan impairment recovery of $1 million (2004: recovery of $8 million) and operating profit of $108 million (2004: $106 million).

Financial Review continued

Wholesale Banking continued

When looking at the performance of Wholesale Banking on a geographic basis it is important to note that it is a network business, with about half of client revenues originated in a different geography than where they are booked. This means the geographic segmentation can give a somewhat imperfect view of the performance of different parts of the business.

In Hong Kong, income grew by 26 per cent to $523 million as the increased focus on the local corporates segment yielded good results. Global markets and cash products generated strong growth in volumes supported by improved margins. Expenses grew four per cent to $234 million with most of this increase directed towards building the sales force and product capabilities to deepen income generation from existing client relationships.

Income in Singapore was up three per cent to $188 million driven by transaction banking together with global markets sales. Double-digit client income growth was offset by a reduction in trading and ALM income. Singapore continues to increase its franchise value, originating significant revenues for other parts of the network. Expenses grew eight per cent to $120 million reflecting increased front office investments to sustain the strong client revenue momentum.

In Malaysia, income increased 31 per cent to $124 million with global markets products now contributing 64 per cent of the total. The business achieved strong growth in the large local corporate sector. Expenses were lower by five per cent at $55 million.

The Wholesale Banking business in SCFB earned $90 million of operating profit on income of $188 million. Income and volumes of global markets product sales, together with cash management and custody, grew in the second half as the significant investment in more sophisticated products, new skills and infrastructure began to deliver benefits.

Other APR continued to deliver strong growth in income and profits from all countries with significant contributions from China, Indonesia and Taiwan. Income increased 22 per cent to $443 million and expenses grew six per cent to $268 million.

India's income grew 32 per cent to $305 million with client income growing at an even higher rate offset by lower trading and ALM income. Growth was balanced across all target segments with transactional banking and global markets products leading the way. Expenses grew 30 per cent to $127 million, with continued investment in geographic expansion to sustain the momentum amongst local corporates.

Operating profit in the Middle East and Other South Asia grew by 29 per cent to $315 million. Income rose 22 per cent to $430 million and expenses 26 per cent to $157 million. Client revenues enjoyed very strong growth in cash, capital markets and corporate finance products. Within this total the Wholesale Banking business in the UAE grew income by 18 per cent.

In Africa, income at $294 million was 20 per cent lower than in the prior year. A marked deterioration in Zimbabwe was the primary contributor to this result. 2005 saw Zimbabwe suffer from high inflation and very rapid currency depreciation, particularly in the fourth quarter. Elsewhere in Africa, Wholesale Banking saw robust income growth in Nigeria, Ghana and Tanzania, driven by cash management, trade and corporate finance.

The Americas, UK and Group Head Office has seen income decline by four per cent to $488 million mainly as a result of lower income from asset and liability management. Expense growth of 18 per cent reflects the full year impact of the project finance business acquired at the end of 2004, which originates revenues largely booked elsewhere, together with significant investment in compliance and control infrastructure.

An analysis of Wholesale Banking income by product is set out below:

	2005			2004
Income by product	Total $m	SCFB $m	Underlying $m	$m
Trade and Lending	879	69	810	868
Global Markets	1,434	75	1,359	1,217
Cash Management and Custody	741	44	697	489
	3,054	188	2,866	2,574

Trade and lending income increased one per cent overall to $879 million and decreased by seven per cent on an underlying basis due to lower lending income. Trade finance income grew three per cent reflecting the increased competitiveness in pricing and a shift to integrated supply chain financing to support strong intra-Asian trade flows.

Global markets income grew strongly at 18 per cent overall to $1,434 million and 12 per cent on an underlying basis. The enhanced product set, including FX options, fixed income and project and export finance, has made a significant contribution to this growth. Income from ALM has fallen due to the flat yield curves and rising interest rates prevalent in most markets, particularly in the second half.

Cash management and custody income was up by 52 per cent at $741 million. Underlying growth was also very strong at 43 per cent driven by volume and margin growth.

Acquisition of SC First Bank (formerly Korea First Bank)

On 15 April 2005 the Group acquired 100 per cent of SCFB. The post-acquisition profit has been included in the Group results within the Korea geographic segment. The following tables provides an analysis of SCFB's post acquisition results by business segment:

Consumer Banking	2005			2004
	Total $m	SCFB $m	Underlying $m	$m
Income	3,807	671	3,136	2,700
Expenses	(2,101)	(486)	(1,615)	(1,400)
Loan impairment	(425)	(48)	(377)	(242)
Other impairment	(3)	–	(3)	–
Operating profit	1,278	137	1,141	1,058

SCFB Consumer Banking income was broadly based with margin, volume and fee income growth in wealth management and SME banking. Mortgage and unsecured lending volumes have continued to grow but margin compression impacted income growth.

Wholesale Banking	2005			2004
	Total $m	SCFB $m	Underlying $m	$m
Income	3,054	188	2,866	2,574
Expenses	(1,710)	(93)	(1,617)	(1,426)
Loan impairment	106	(5)	111	28
Other impairment	(11)	–	(11)	(1)
Operating profit	1,439	90	1,349	1,175

SCFB Wholesale Banking income is being generated by a broader product set and client base. New global markets products and cash management are now driving growth while balance sheet reshaping continues in lending.

Korea segment – Total	2005			2004
	Total $m	SCFB $m	Underlying $m	$m
Income	954	859	95	70
Expenses	(632)	(579)	(53)	(41)
Loan impairment	(61)	(53)	(8)	3
Operating profit	261	227	34	32

Operating profit from SCFB for the eight and a half months since taking control on 15 April 2005 was $227 million. Operating income for the period was $859 million, expenses were $579 million and loan impairment was $53 million.

Financial Review continued

Risk

Through its risk management structure the Group seeks to manage efficiently the core risks: credit, market, country and liquidity risk. These arise directly through the Group's commercial activities whilst compliance and regulatory risk, operational risk and reputational risks are normal consequences of any business undertaking.

The basic principles of risk management followed by the Group include:

- ensuring that business activities are controlled on the basis of risk adjusted return;
- managing risk within agreed parameters with risk quantified wherever possible;
- assessing risk at the outset and throughout the time that we continue to be exposed to it;
- abiding by all applicable laws, regulations and governance standards in every country in which we do business;
- applying high and consistent ethical standards to our relationships with all customers, employees and other stakeholders; and
- undertaking activities in accordance with fundamental control standards. These controls include the disciplines of planning, monitoring, segregation, authorisation and approval, recording, safeguarding, reconciliation and valuation.

Risk Management Framework

Ultimate responsibility for the effective management of risk rests with the Company's Board. Acting with authority delegated by the Board, the Audit and Risk Committee (ARC), whose members are all Non-Executive Directors of the Company, reviews specific risk areas and monitors the activities of the Group Risk Committee (GRC) and the Group Asset and Liability Committee (GALCO).

GRC, through authority delegated by the Board is responsible for credit risk, market risk, operational risk, compliance and regulatory risk, legal risk and reputational risk. GALCO, through authority delegated by the Board, is responsible for liquidity risk, for structural interest rate and foreign exchange exposures and for capital ratios.

All the Group Executive Directors (GEDs) of Standard Chartered PLC, members of the Standard Chartered Bank Court and the Group Head of Risk and Group Special Asset Management (Group Head of Risk) are members of the GRC. This Committee is chaired by the Group Head of Risk and Group Special Assets Management (GSAM). The GRC is responsible for agreeing Group standards for risk measurement and management, and also delegating authorities and responsibilities to risk committees and the Group and Regional Credit Committees and Risk Officers.

The committee process ensures that standards and policy are cascaded down through the organisation from the Board through the GRC and the GALCO to the functional, regional and country level committees. Key information is communicated through the country, regional and functional committees to Group so as to provide assurance that standards and policies are being followed.

The Group Finance Director and the Group Head of Risk manage a risk function that is separate from the business line which:

- recommends Group standards and policies for risk measurement and management;
- monitors and reports Group risk exposures for country, credit, market and operational risk;
- approves market risk limits and monitors exposure;
- sets country risk limits and monitors exposure;
- chairs the credit committee and delegates credit authorities;
- validates risk models; and
- recommends risk appetite and strategy.

Individual GEDs are accountable for risk management in their businesses and support functions and for countries where they have governance responsibilities. This includes:

- implementing the policies and standards as agreed by the GRC across all business activity;
- managing risk in line with appetite levels agreed by the GRC; and
- developing and maintaining appropriate risk management infrastructure and systems to facilitate compliance with risk policy.

The Group's Risk Management Framework identifies 18 risk types which are managed by designated Risk Type Owners (RTOs) who are all approved persons under the FSA regulatory framework and have responsibility for setting minimum standards and governance and assurance processes. The RTOs report up through specialist risk committees to the GRC, or in the case of Liquidity Risk, to the GALCO.

The Group Finance Director and the Group Head of Risk, together with Group Internal Audit, provides assurance separate from the business lines that risk is being measured and managed in accordance with the Group's standards and policies.

Credit Risk Management

Credit risk is the risk that a counterparty will not settle its obligations in accordance with agreed terms.

Credit exposures include individual borrowers and connected groups of counterparties and portfolios in the banking and trading books.

Clear responsibility for credit risk is delegated from the Board through to the GRC. Standards are approved by the GRC which also delegates credit authorities through the Group Finance Director to the Group Head of Risk, the Group and Regional Credit Committees and independent Risk Officers at Group and at the Wholesale Banking and Consumer Banking business levels.

Procedures for managing credit risk are determined at the business levels with specific policies and procedures being set for different risk environment and business goals.
The Risk Officers are located in the businesses to maximise the efficiency of decision making, but have a reporting line which is separate from the business lines into the Group Head of Risk.

The businesses working with the Risk Officers, have responsibility for managing pricing for risk, portfolio diversification and overall asset quality within the requirements of Group standards, policies and business strategy.

Acquisition of SC First Bank (formerly Korea First Bank)

On 15 April 2005 the Group acquired 100 per cent of SCFB. The post-acquisition profit has been included in the Group results within the Korea geographic segment. The following tables provides an analysis of SCFB's post acquisition results by business segment:

Consumer Banking	2005 Total $m	2005 SCFB $m	2005 Underlying $m	2004 $m
Income	3,807	671	3,136	2,700
Expenses	(2,101)	(486)	(1,615)	(1,400)
Loan impairment	(425)	(48)	(377)	(242)
Other impairment	(3)	–	(3)	–
Operating profit	1,278	137	1,141	1,058

SCFB Consumer Banking income was broadly based with margin, volume and fee income growth in wealth management and SME banking. Mortgage and unsecured lending volumes have continued to grow but margin compression impacted income growth.

Wholesale Banking	2005 Total $m	2005 SCFB $m	2005 Underlying $m	2004 $m
Income	3,054	188	2,866	2,574
Expenses	(1,710)	(93)	(1,617)	(1,426)
Loan impairment	106	(5)	111	28
Other impairment	(11)	–	(11)	(1)
Operating profit	1,439	90	1,349	1,175

SCFB Wholesale Banking income is being generated by a broader product set and client base. New global markets products and cash management are now driving growth while balance sheet reshaping continues in lending.

Korea segment – Total	2005 Total $m	2005 SCFB $m	2005 Underlying $m	2004 $m
Income	954	859	95	70
Expenses	(632)	(579)	(53)	(41)
Loan impairment	(61)	(53)	(8)	3
Operating profit	261	227	34	32

Operating profit from SCFB for the eight and a half months since taking control on 15 April 2005 was $227 million. Operating income for the period was $859 million, expenses were $579 million and loan impairment was $53 million.

Financial Review continued

Risk

Through its risk management structure the Group seeks to manage efficiently the core risks: credit, market, country and liquidity risk. These arise directly through the Group's commercial activities whilst compliance and regulatory risk, operational risk and reputational risks are normal consequences of any business undertaking.

The basic principles of risk management followed by the Group include:

- ensuring that business activities are controlled on the basis of risk adjusted return;
- managing risk within agreed parameters with risk quantified wherever possible;
- assessing risk at the outset and throughout the time that we continue to be exposed to it;
- abiding by all applicable laws, regulations and governance standards in every country in which we do business;
- applying high and consistent ethical standards to our relationships with all customers, employees and other stakeholders; and
- undertaking activities in accordance with fundamental control standards. These controls include the disciplines of planning, monitoring, segregation, authorisation and approval, recording, safeguarding, reconciliation and valuation.

Risk Management Framework

Ultimate responsibility for the effective management of risk rests with the Company's Board. Acting with authority delegated by the Board, the Audit and Risk Committee (ARC), whose members are all Non-Executive Directors of the Company, reviews specific risk areas and monitors the activities of the Group Risk Committee (GRC) and the Group Asset and Liability Committee (GALCO).

GRC, through authority delegated by the Board is responsible for credit risk, market risk, operational risk, compliance and regulatory risk, legal risk and reputational risk. GALCO, through authority delegated by the Board, is responsible for liquidity risk, for structural interest rate and foreign exchange exposures and for capital ratios.

All the Group Executive Directors (GEDs) of Standard Chartered PLC, members of the Standard Chartered Bank Court and the Group Head of Risk and Group Special Asset Management (Group Head of Risk) are members of the GRC. This Committee is chaired by the Group Head of Risk and Group Special Assets Management (GSAM). The GRC is responsible for agreeing Group standards for risk measurement and management, and also delegating authorities and responsibilities to risk committees and the Group and Regional Credit Committees and Risk Officers.

The committee process ensures that standards and policy are cascaded down through the organisation from the Board through the GRC and the GALCO to the functional, regional and country level committees. Key information is communicated through the country, regional and functional committees to Group so as to provide assurance that standards and policies are being followed.

The Group Finance Director and the Group Head of Risk manage a risk function that is separate from the business line which:

- recommends Group standards and policies for risk measurement and management;
- monitors and reports Group risk exposures for country, credit, market and operational risk;
- approves market risk limits and monitors exposure;
- sets country risk limits and monitors exposure;
- chairs the credit committee and delegates credit authorities;
- validates risk models; and
- recommends risk appetite and strategy.

Individual GEDs are accountable for risk management in their businesses and support functions and for countries where they have governance responsibilities. This includes:

- implementing the policies and standards as agreed by the GRC across all business activity;
- managing risk in line with appetite levels agreed by the GRC; and
- developing and maintaining appropriate risk management infrastructure and systems to facilitate compliance with risk policy.

The Group's Risk Management Framework identifies 18 risk types which are managed by designated Risk Type Owners (RTOs) who are all approved persons under the FSA regulatory framework and have responsibility for setting minimum standards and governance and assurance processes. The RTOs report up through specialist risk committees to the GRC, or in the case of Liquidity Risk, to the GALCO.

The Group Finance Director and the Group Head of Risk, together with Group Internal Audit, provides assurance separate from the business lines that risk is being measured and managed in accordance with the Group's standards and policies.

Credit Risk Management

Credit risk is the risk that a counterparty will not settle its obligations in accordance with agreed terms.

Credit exposures include individual borrowers and connected groups of counterparties and portfolios in the banking and trading books.

Clear responsibility for credit risk is delegated from the Board through to the GRC. Standards are approved by the GRC which also delegates credit authorities through the Group Finance Director to the Group Head of Risk, the Group and Regional Credit Committees and independent Risk Officers at Group and at the Wholesale Banking and Consumer Banking business levels.

Procedures for managing credit risk are determined at the business levels with specific policies and procedures being set for different risk environment and business goals.
The Risk Officers are located in the businesses to maximise the efficiency of decision making, but have a reporting line which is separate from the business lines into the Group Head of Risk.

The businesses working with the Risk Officers, have responsibility for managing pricing for risk, portfolio diversification and overall asset quality within the requirements of Group standards, policies and business strategy.

Risk continued

Wholesale Banking

Within the Wholesale Banking business, a numerical grading system is used for quantifying the risk associated with a counterparty. The grading is based on a probability of default measure with customers analysed against a range of quantitative and qualitative measures. There is a clear segregation of duties with loan applications being prepared separately from the approval chain. Significant exposures are reviewed and approved centrally through a Group or Regional level Credit Committee. These Committees receive their authority and delegated responsibilities from the GRC.

Consumer Banking

For Consumer Banking, standard credit application forms are generally used which are processed in central units using manual or automated approval processes as appropriate to the customer, the product or the market. As with Wholesale Banking, origination and approval roles are segregated.

Loan Portfolio

Loans and advances to customers have increased by 55 per cent during the year to $112.2 billion. Of this increase, SCFB accounts for $31.2 billion (28 per cent).

The Wholesale Banking portfolio is well diversified across both geography and industry, with no significant concentration to sub-industry classification levels under manufacturing, financing, insurance and business services, commerce or transport, storage and communication.

	2005									
	Asia Pacific									
	Hong Kong $m	Singapore $m	Malaysia $m	Korea $m	Other Asia Pacific $m	India $m	*Middle East & Other S Asia $m	Africa $m	Americas UK & Group Head Office $m	Total $m
Loans to individuals										
Mortgages	12,051	4,129	2,532	22,522	996	1,469	132	88	152	44,071
Other	2,154	1,043	663	3,954	3,145	947	2,001	525	158	14,590
Small and medium enterprises	791	1,673	794	4,727	989	332	78	107	–	9,491
Consumer Banking	14,996	6,845	3,989	31,203	5,130	2,748	2,211	720	310	68,152
Agriculture, forestry and fishing	24	–	44	9	110	17	25	183	234	646
Construction	91	48	11	90	64	139	223	41	6	713
Commerce	2,004	958	325	237	598	392	1,324	420	819	7,077
Electricity, gas and water	290	1	65	17	284	49	180	12	664	1,562
Financing, insurance and business services	1,425	925	589	1,135	1,065	502	1,235	168	1,842	8,886
Loans to governments	–	2,323	1,976	66	101	–	70	7	331	4,874
Mining and quarrying	24	11	8	19	140	10	185	75	656	1,128
Manufacturing	1,223	302	344	1,702	2,955	1,019	1,210	402	2,186	11,343
Commercial real estate	1,194	834	3	797	555	61	5	13	18	3,480
Transport, storage and communication	320	235	240	80	304	108	452	174	1,477	3,390
Other	50	85	49	750	11	5	257	46	40	1,293
Wholesale Banking	6,645	5,722	3,654	4,902	6,187	2,302	5,166	1,541	8,273	44,392
Portfolio impairment provision	(57)	(26)	(30)	(68)	(107)	(33)	(29)	(10)	(7)	(367)
Total loans and advances to customers	21,584	12,541	7,613	36,037	11,210	5,017	7,348	2,251	8,576	112,177
Total loans and advances to banks	5,688	2,431	173	3,222	2,213	238	1,255	313	7,426	22,959

* Middle East and Other S Asia includes the following amounts relating to the UAE: Consumer Banking, $915 million (2004: $832 million) Wholesale Banking, $2,448 million (2004: $2,300 million), total loans and advances to customers, $3,363 million (2004: $3,132 million), and total loans and advances to banks, $391 million (2004: $237 million).

Financial Review continued

Risk continued

	2004									
	Asia Pacific									
	Hong Kong $m	Singapore $m	Malaysia $m	Korea $m	Other Asia Pacific $m	India $m	#*Middle East & Other S Asia $m	Africa $m	Americas UK & Group Head Office $m	#Total $m
Loans to individuals										
Mortgages	12,189	5,064	2,422	–	737	1,194	87	63	262	22,018
Other	2,097	651	488	194	2,909	1,201	1,928	431	102	10,001
Small and medium enterprises	731	1,622	578	–	200	230	42	76	–	3,479
Consumer Banking	15,017	7,337	3,488	194	3,846	2,625	2,057	570	364	35,498
Agriculture, forestry and fishing	–	26	55	–	56	15	19	171	314	656
Construction	154	27	6	–	34	105	239	46	4	615
Commerce	1,560	804	136	31	864	262	1,202	353	1,113	6,325
Electricity, gas and water	387	40	71	78	193	104	119	102	300	1,394
Financing, insurance and business services	1,914	1,608	554	41	721	497	1,362	47	2,268	9,012
Loans to governments	–	306	1,551	–	–	–	16	7	225	2,105
Mining and quarrying	–	65	63	–	122	1	149	95	1,032	1,527
Manufacturing	1,343	423	269	316	2,196	814	1,267	404	2,294	9,326
Commercial real estate	984	721	2	–	388	–	–	29	2	2,126
Transport, storage and communication	366	280	128	134	187	226	299	165	1,177	2,962
Other	19	128	51	–	354	43	243	24	86	948
Wholesale Banking	6,727	4,428	2,886	600	5,115	2,067	4,915	1,443	8,815	36,996
General Provision									(335)	(335)
Total loans and advances to customers	21,744	11,765	6,374	794	8,961	4,692	6,972	2,013	8,844	72,159
Total loans and advances to banks	2,852	2,072	349	1,646	1,705	171	892	374	7,321	17,382

* Middle East and Other S Asia includes the following amounts relating to the UAE: Consumer Banking, $915 million (2004: $832 million) Wholesale Banking, $2,448 million (2004: $2,300 million), total loans and advances to customers, $3,363 million (2004: $3,132 million), and total loans and advances to banks, $391 million (2004: $237 million).

A reclassification of $997 million from Other to Small and medium enterprises that was made at 30 June 2005 (31 December 2004: $951 million) has been reversed.

Maturity analysis

Approximately 47 per cent of the Group's loans and advances are short term having a contractual maturity of one year or less. The Wholesale Banking portfolio is predominately short term, with 75 per cent of loans and advances having a contractual maturity of one year or less. In Consumer Banking, 65 per cent of the portfolio is in the mortgage book, traditionally longer term in nature. Whilst the Other and SME loans in Consumer Banking have short contractual maturities, in the normal course of business they may be renewed and repaid over longer terms.

	2005				2004			
	One year or less $m	One to five years $m	Over five years $m	Total $m	One year or less $m	One to five years $m	Over five years $m	Total $m
Consumer Banking								
Mortgages	4,756	9,598	29,717	44,071	1,877	4,156	15,985	22,018
Other	8,352	4,666	1,572	14,590	5,718	3,880	403	10,001
SME	5,883	1,687	1,921	9,491	989	440	2,050	3,479
Total	18,991	15,951	33,210	68,152	8,584	8,476	18,438	35,498
Wholesale Banking	33,450	7,246	3,696	44,392	27,670	5,227	4,099	36,996
Portfolio impairment provision				(367)				(335)
Loans and advances to customers	52,441	23,197	36,906	112,177	36,254	13,703	22,537	72,159

Risk continued

Wholesale Banking

Within the Wholesale Banking business, a numerical grading system is used for quantifying the risk associated with a counterparty. The grading is based on a probability of default measure with customers analysed against a range of quantitative and qualitative measures. There is a clear segregation of duties with loan applications being prepared separately from the approval chain. Significant exposures are reviewed and approved centrally through a Group or Regional level Credit Committee. These Committees receive their authority and delegated responsibilities from the GRC.

Consumer Banking

For Consumer Banking, standard credit application forms are generally used which are processed in central units using manual or automated approval processes as appropriate to the customer, the product or the market. As with Wholesale Banking, origination and approval roles are segregated.

Loan Portfolio

Loans and advances to customers have increased by 55 per cent during the year to $112.2 billion. Of this increase, SCFB accounts for $31.2 billion (28 per cent).

The Wholesale Banking portfolio is well diversified across both geography and industry, with no significant concentration to sub-industry classification levels under manufacturing, financing, insurance and business services, commerce or *transport, storage and communication.*

	2005									
	Asia Pacific									
	Hong Kong $m	Singapore $m	Malaysia $m	Korea $m	Other Asia Pacific $m	India $m	*Middle East & Other S Asia $m	Africa $m	Americas UK & Group Head Office $m	Total $m
Loans to individuals										
Mortgages	12,051	4,129	2,532	22,522	996	1,469	132	88	152	44,071
Other	2,154	1,043	663	3,954	3,145	947	2,001	525	158	14,590
Small and medium enterprises	791	1,673	794	4,727	989	332	78	107	–	9,491
Consumer Banking	14,996	6,845	3,989	31,203	5,130	2,748	2,211	720	310	68,152
Agriculture, forestry and fishing	24	–	44	9	110	17	25	183	234	646
Construction	91	48	11	90	64	139	223	41	6	713
Commerce	2,004	958	325	237	598	392	1,324	420	819	7,077
Electricity, gas and water	290	1	65	17	284	49	180	12	664	1,562
Financing, insurance and business services	1,425	925	589	1,135	1,065	502	1,235	168	1,842	8,886
Loans to governments	–	2,323	1,976	66	101	–	70	7	331	4,874
Mining and quarrying	24	11	8	19	140	10	185	75	656	1,128
Manufacturing	1,223	302	344	1,702	2,955	1,019	1,210	402	2,186	11,343
Commercial real estate	1,194	834	3	797	555	61	5	13	18	3,480
Transport, storage and communication	320	235	240	80	304	108	452	174	1,477	3,390
Other	50	85	49	750	11	5	257	46	40	1,293
Wholesale Banking	6,645	5,722	3,654	4,902	6,187	2,302	5,166	1,541	8,273	44,392
Portfolio impairment provision	(57)	(26)	(30)	(68)	(107)	(33)	(29)	(10)	(7)	(367)
Total loans and advances to customers	21,584	12,541	7,613	36,037	11,210	5,017	7,348	2,251	8,576	112,177
Total loans and advances to banks	5,688	2,431	173	3,222	2,213	238	1,255	313	7,426	22,959

* Middle East and Other S Asia includes the following amounts relating to the UAE: Consumer Banking, $915 million (2004: $832 million) Wholesale Banking, $2,448 million (2004: $2,300 million), total loans and advances to customers, $3,363 million (2004: $3,132 million), and total loans and advances to banks, $391 million (2004: $237 million).

Financial Review continued

Risk continued

	2004									
	Asia Pacific									
	Hong Kong $m	Singapore $m	Malaysia $m	Korea $m	Other Asia Pacific $m	India $m	#*Middle East & Other S Asia $m	Africa $m	Americas UK & Group Head Office $m	#Total $m
Loans to individuals										
Mortgages	12,189	5,064	2,422	–	737	1,194	87	63	262	22,018
Other	2,097	651	488	194	2,909	1,201	1,928	431	102	10,001
Small and medium enterprises	731	1,622	578	–	200	230	42	76	–	3,479
Consumer Banking	15,017	7,337	3,488	194	3,846	2,625	2,057	570	364	35,498
Agriculture, forestry and fishing	–	26	55	–	56	15	19	171	314	656
Construction	154	27	6	–	34	105	239	46	4	615
Commerce	1,560	804	136	31	864	262	1,202	353	1,113	6,325
Electricity, gas and water	387	40	71	78	193	104	119	102	300	1,394
Financing, insurance and business services	1,914	1,608	554	41	721	497	1,362	47	2,268	9,012
Loans to governments	–	306	1,551	–	–	–	16	7	225	2,105
Mining and quarrying	–	65	63	–	122	1	149	95	1,032	1,527
Manufacturing	1,343	423	269	316	2,196	814	1,267	404	2,294	9,326
Commercial real estate	984	721	2	–	388	–	–	29	2	2,126
Transport, storage and communication	366	280	128	134	187	226	299	165	1,177	2,962
Other	19	128	51	–	354	43	243	24	86	948
Wholesale Banking	6,727	4,428	2,886	600	5,115	2,067	4,915	1,443	8,815	36,996
General Provision									(335)	(335)
Total loans and advances to customers	21,744	11,765	6,374	794	8,961	4,692	6,972	2,013	8,844	72,159
Total loans and advances to banks	2,852	2,072	349	1,646	1,705	171	892	374	7,321	17,382

* Middle East and Other S Asia includes the following amounts relating to the UAE: Consumer Banking, $915 million (2004: $832 million) Wholesale Banking, $2,448 million (2004: $2,300 million), total loans and advances to customers, $3,363 million (2004: $3,132 million), and total loans and advances to banks, $391 million (2004: $237 million).

A reclassification of $997 million from Other to Small and medium enterprises that was made at 30 June 2005 (31 December 2004: $951 million) has been reversed.

Maturity analysis

Approximately 47 per cent of the Group's loans and advances are short term having a contractual maturity of one year or less. The Wholesale Banking portfolio is predominately short term, with 75 per cent of loans and advances having a contractual maturity of one year or less. In Consumer Banking, 65 per cent of the portfolio is in the mortgage book, traditionally longer term in nature. Whilst the Other and SME loans in Consumer Banking have short contractual maturities, in the normal course of business they may be renewed and repaid over longer terms.

	2005				2004			
	One year or less $m	One to five years $m	Over five years $m	Total $m	One year or less $m	One to five years $m	Over five years $m	Total $m
Consumer Banking								
Mortgages	4,756	9,598	29,717	44,071	1,877	4,156	15,985	22,018
Other	8,352	4,666	1,572	14,590	5,718	3,880	403	10,001
SME	5,883	1,687	1,921	9,491	989	440	2,050	3,479
Total	18,991	15,951	33,210	68,152	8,584	8,476	18,438	35,498
Wholesale Banking	33,450	7,246	3,696	44,392	27,670	5,227	4,099	36,996
Portfolio impairment provision				(367)				(335)
Loans and advances to customers	52,441	23,197	36,906	112,177	36,254	13,703	22,537	72,159

Risk continued

Problem Credit Management and Provisioning
Consumer Banking

An account is considered to be in default when payment is not received on the due date. Accounts that are overdue by more than 30 days (60 days for mortgages) are considered delinquent. These accounts are closely monitored and subject to a special collections process. Accounts that are overdue by more than 90 days are considered non-performing.

The process used for raising provisions is dependant on the product. For mortgages, individual provisions are generally raised at 150 days past due and for other secured products at 90 days past due based on the difference between the outstanding amount of the loan and the present value of the estimated future cash flows. For unsecured products individual provisions are raised and loans are charged off at 150 days past due.

A portfolio impairment provision is held to cover the inherent risk of losses, which, although not identified, are known by experience to be present in the loan portfolio including performing loans and loans overdue. The provision is set with reference to past experience using flow rate methodology as well as taking account of judgemental factors such as the economic and business environment in our core markets, and the trends in a range of portfolio indicators.

The 2005 coverage ratio includes the Consumer Banking portfolio provisions upon adoption of IAS 39, whereas 2004 comparatives exclude the UK GAAP general provision.

	2005									
	Asia Pacific									
	Hong Kong $m	Singapore $m	Malaysia $m	Korea $m	Other Asia Pacific $m	India $m	*Middle East & Other S Asia $m	Africa $m	Americas UK & Group Head Office $m	Total $m
Loans and advances Gross non-performing	81	117	171	856	101	53	22	17	29	1,447
Individual impairment provision	(22)	(31)	(63)	(310)	(61)	(13)	(16)	(9)	(3)	(528)
Non-performing loans net of individual impairment provision	59	86	108	546	40	40	6	8	26	919
Portfolio impairment provision										(278)
Net non-performing loans and advances										641
Cover ratio										56%

	2004									
	Asia Pacific									
	Hong Kong $m	Singapore $m	Malaysia $m	Korea $m	Other Asia Pacific $m	India $m	*Middle East & Other S Asia $m	Africa $m	Americas UK & Group Head Office $m	Total $m
Loans and advances Gross non-performing	72	146	181	–	94	42	42	24	46	647
Impairment provision	(32)	(24)	(28)	–	(47)	(12)	(22)	(9)	(5)	(179)
Interest in suspense	(1)	(4)	(24)	–	(7)	(8)	(15)	(8)	(7)	(74)
Net non-performing loans and advances	39	118	129	–	40	22	5	7	34	394
Cover ratio										39%

* Middle East and Other S Asia includes net non-performing loans and advances net of individual impairment provision relating to the UAE of $nil (2004: $1 million).

Financial Review continued

Risk continued

Wholesale Banking
In Wholesale Banking, accounts or portfolios are placed on Early Alert when they display signs of weakness. Such accounts and portfolios are subject to a dedicated process with oversight involving senior Risk Officers and GSAM. Account plans are re-evaluated and remedial actions are agreed and monitored until complete. Remedial actions include, but are not limited to, exposure reduction, security enhancement, exit of the account or immediate movement of the account into the control of GSAM, the specialist recovery unit.

Loans are designated as impaired and considered non-performing as soon as payment of interest or principal is 90 days or more overdue or where recognised weakness implies that full payment of either interest or principal becomes questionable. Impaired accounts are managed by GSAM, which is independent of the main businesses of the Group. Where the principal, or a portion thereof, is considered uncollectible, an individual impairment provision is raised being the difference between the loan carrying amount and the present value of estimated future cash flows. In any decision relating to the raising of provisions, the Group attempts to balance economic conditions, local knowledge and experience and the results of independent asset reviews.

Where it is considered that there is no realistic prospect of recovering an element of an account against which an impairment provision has been raised, then that amount will be written off.

A portfolio impairment provision is held to cover the inherent risk of losses, which, although not identified, are known by experience to be present in any loan portfolio. The provision is not held to cover losses arising from future events. In Wholesale Banking, the portfolio impairment provision is set with reference to past experience using expected loss and judgemental factors such as the economic environment and the trends in key portfolio indicators.

The following tables set out the total non-performing portfolio in Wholesale Banking:

	2005									
	Asia Pacific									
	Hong Kong $m	Singapore $m	Malaysia $m	Korea $m	Other Asia Pacific $m	India $m	*Middle East & Other S Asia $m	Africa $m	Americas UK & Group Head Office $m	Total $m
Loans and advances										
Gross non-performing	355	125	36	156	133	83	60	89	210	1,247
Individual impairment provision	(257)	(109)	(33)	(51)	(118)	(27)	(48)	(51)	(164)	(858)
Non-performing loans and advances net of individual impairment provision	98	16	3	105	15	56	12	38	46	389
Portfolio impairment provision										(90)
Net non-performing loans and advances										299

	2004									
	Asia Pacific									
	Hong Kong $m	Singapore $m	Malaysia $m	Korea $m	Other Asia Pacific $m	India $m	*Middle East & Other S Asia $m	Africa $m	Americas UK & Group Head Office $m	Total $m
Loans and advances										
Gross non-performing	409	185	117	1	557	68	175	104	674	2,290
Impairment provision	(257)	(89)	(68)	(1)	(255)	(29)	(100)	(46)	(435)	(1,280)
Interest in suspense	(92)	(56)	(35)	–	(54)	(26)	(68)	(42)	(127)	(500)
Net non-performing loans and advances										510

* Middle East and Other S Asia includes net non-performing loans and advances net of individual impairment provision relating to the UAE of $nil (2004: $5 million).

Risk continued

Problem Credit Management and Provisioning

Consumer Banking

An account is considered to be in default when payment is not received on the due date. Accounts that are overdue by more than 30 days (60 days for mortgages) are considered delinquent. These accounts are closely monitored and subject to a special collections process. Accounts that are overdue by more than 90 days are considered non-performing.

The process used for raising provisions is dependant on the product. For mortgages, individual provisions are generally raised at 150 days past due and for other secured products at 90 days past due based on the difference between the outstanding amount of the loan and the present value of the estimated future cash flows. For unsecured products individual provisions are raised and loans are charged off at 150 days past due.

A portfolio impairment provision is held to cover the inherent risk of losses, which, although not identified, are known by experience to be present in the loan portfolio including performing loans and loans overdue. The provision is set with reference to past experience using flow rate methodology as well as taking account of judgemental factors such as the economic and business environment in our core markets, and the trends in a range of portfolio indicators.

The 2005 coverage ratio includes the Consumer Banking portfolio provisions upon adoption of IAS 39, whereas 2004 comparatives exclude the UK GAAP general provision.

	2005									
	Asia Pacific									
	Hong Kong $m	Singapore $m	Malaysia $m	Korea $m	Other Asia Pacific $m	India $m	*Middle East & Other S Asia $m	Africa $m	Americas UK & Group Head Office $m	Total $m
Loans and advances Gross non-performing	81	117	171	856	101	53	22	17	29	1,447
Individual impairment provision	(22)	(31)	(63)	(310)	(61)	(13)	(16)	(9)	(3)	(528)
Non-performing loans net of individual impairment provision	59	86	108	546	40	40	6	8	26	919
Portfolio impairment provision										(278)
Net non-performing loans and advances										641
Cover ratio										56%

	2004									
	Asia Pacific									
	Hong Kong $m	Singapore $m	Malaysia $m	Korea $m	Other Asia Pacific $m	India $m	*Middle East & Other S Asia $m	Africa $m	Americas UK & Group Head Office $m	Total $m
Loans and advances Gross non-performing	72	146	181	–	94	42	42	24	46	647
Impairment provision	(32)	(24)	(28)	–	(47)	(12)	(22)	(9)	(5)	(179)
Interest in suspense	(1)	(4)	(24)	–	(7)	(8)	(15)	(8)	(7)	(74)
Net non-performing loans and advances	39	118	129	–	40	22	5	7	34	394
Cover ratio										39%

* Middle East and Other S Asia includes net non-performing loans and advances net of individual impairment provision relating to the UAE of $nil (2004: $1 million).

Financial Review continued

Risk continued

Wholesale Banking
In Wholesale Banking, accounts or portfolios are placed on Early Alert when they display signs of weakness. Such accounts and portfolios are subject to a dedicated process with oversight involving senior Risk Officers and GSAM. Account plans are re-evaluated and remedial actions are agreed and monitored until complete. Remedial actions include, but are not limited to, exposure reduction, security enhancement, exit of the account or immediate movement of the account into the control of GSAM, the specialist recovery unit.

Loans are designated as impaired and considered non-performing as soon as payment of interest or principal is 90 days or more overdue or where recognised weakness implies that full payment of either interest or principal becomes questionable. Impaired accounts are managed by GSAM, which is independent of the main businesses of the Group. Where the principal, or a portion thereof, is considered uncollectible, an individual impairment provision is raised being the difference between the loan carrying amount and the present value of estimated future cash flows. In any decision relating to the raising of provisions, the Group attempts to balance economic conditions, local knowledge and experience and the results of independent asset reviews.

Where it is considered that there is no realistic prospect of recovering an element of an account against which an impairment provision has been raised, then that amount will be written off.

A portfolio impairment provision is held to cover the inherent risk of losses, which, although not identified, are known by experience to be present in any loan portfolio. The provision is not held to cover losses arising from future events. In Wholesale Banking, the portfolio impairment provision is set with reference to past experience using expected loss and judgemental factors such as the economic environment and the trends in key portfolio indicators.

The following tables set out the total non-performing portfolio in Wholesale Banking:

	2005									
	Asia Pacific									
	Hong Kong $m	Singapore $m	Malaysia $m	Korea $m	Other Asia Pacific $m	India $m	*Middle East & Other S Asia $m	Africa $m	Americas UK & Group Head Office $m	Total $m
Loans and advances										
Gross non-performing	355	125	36	156	133	83	60	89	210	1,247
Individual impairment provision	(257)	(109)	(33)	(51)	(118)	(27)	(48)	(51)	(164)	(858)
Non-performing loans and advances net of individual impairment provision	98	16	3	105	15	56	12	38	46	389
Portfolio impairment provision										(90)
Net non-performing loans and advances										299

	2004									
	Asia Pacific									
	Hong Kong $m	Singapore $m	Malaysia $m	Korea $m	Other Asia Pacific $m	India $m	*Middle East & Other S Asia $m	Africa $m	Americas UK & Group Head Office $m	Total $m
Loans and advances										
Gross non-performing	409	185	117	1	557	68	175	104	674	2,290
Impairment provision	(257)	(89)	(68)	(1)	(255)	(29)	(100)	(46)	(435)	(1,280)
Interest in suspense	(92)	(56)	(35)	–	(54)	(26)	(68)	(42)	(127)	(500)
Net non-performing loans and advances										510

* Middle East and Other S Asia includes net non-performing loans and advances net of individual impairment provision relating to the UAE of $nil (2004: $5 million).

Risk continued

Wholesale Banking Cover Ratio

At 76 per cent, the Wholesale Banking non-performing portfolio is well covered. The balance uncovered by impairment provision represents the value of collateral held and/or the Group's estimate of the net value of any work-out strategy.

The cover ratio as at December 2004 shown below was calculated on a UK GAAP basis which included interest in suspense as part of the cover. The non-performing loans recorded below under Standard Chartered Nakornthon Bank (SCNB) are excluded from the cover ratio calculation as they were the subject of a Loan Management Agreement (LMA) with a Thai Government Agency. Refer to note 20 on page 90. Claims under the LMA were settled in the first half of 2005 and accordingly the balances reported under SCNB have reduced to $nil in the 2005 table below.

	2005		
	Total $m	SCNB (LMA) $m	Total excl LMA $m
Loans and advances – Gross non-performing	1,247	–	1,247
Impairment provision	(948)	–	(948)
Net non-performing loans and advances	299	–	299
Cover ratio			76%

	2004		
	Total $m	SCNB (LMA) $m	Total excl LMA $m
Loans and advances – Gross non-performing	2,290	351	1,939
Impairment provision	(1,280)	(115)	(1,165)
Interest in suspense	(500)	–	(500)
Net non-performing loans and advances	510	236	274
Cover ratio			86%

Movement in Group Individual Impairment Provision

The following tables set out the movements in the Group's total individual impairment provisions against loans and advances:

	2005									
	Asia Pacific									
	Hong Kong $m	Singapore $m	Malaysia $m	Korea $m	Other Asia Pacific $m	India $m	*Middle East & Other S Asia $m	Africa $m	Americas UK & Group Head Office $m	Total $m
Provisions held at 1 January 2005	289	113	96	1	302	41	122	55	440	1,459
Adjusted for adoption of IAS 39	5	6	31	–	17	2	3	9	17	90
Restated provision held at 1 January 2005	294	119	127	1	319	43	125	64	457	1,549
Exchange translation differences	(7)	(2)	1	4	(8)	(1)	5	(4)	(13)	(25)
Amounts written off	(156)	(30)	(58)	(21)	(204)	(66)	(70)	(43)	(223)	(871)
Recoveries of amounts previously written off	49	6	11	5	36	21	14	4	7	153
Acquisitions	–	–	–	352	–	–	–	–	–	352
Discount unwind	(3)	(3)	(4)	(28)	(2)	(1)	–	(2)	(5)	(48)
Other	1	–	–	–	19	(1)	1	(2)	3	21
New provisions	165	92	62	57	153	105	48	60	12	754
Recoveries/provisions no longer required	(64)	(42)	(43)	(9)	(134)	(60)	(59)	(17)	(71)	(499)
Net charge against/(credit) to profit	101	50	19	48	19	45	(11)	43	(59)	255
Provisions held at 31 December 2005	279	140	96	361	179	40	64	60	167	1,386

* Middle East and Other S Asia provisions at 31 December 2005 includes $28 million (2004: $42 million) relating to the UAE.

Financial Review continued

Risk continued

	2004									
	Asia Pacific									
	Hong Kong $m	Singapore $m	Malaysia $m	Korea $m	Other Asia Pacific $m	India $m	*Middle East & Other S Asia $m	Africa $m	Americas UK & Group Head Office $m	Total $m
Provisions held at 1 January 2004	268	123	144	–	390	55	158	58	465	1,661
Exchange translation differences	–	3	–	–	2	2	(4)	2	8	13
Acquisitions	–	–	–	–	36	–	–	–	–	36
Amounts written off	(154)	(62)	(63)	–	(142)	(65)	(42)	(21)	(58)	(607)
Recoveries of amounts previously written off	29	7	10	–	12	24	7	4	2	95
Other	4	–	(2)	–	(42)	(1)	(5)	–	38	(8)
New provision	207	60	36	1	94	106	43	27	35	609
Recoveries/provisions no longer required	(65)	(18)	(29)	–	(48)	(80)	(35)	(15)	(50)	(340)
Net charge against/(credit) to profit	142	42	7	1	46	26	8	12	(15)	269
Provisions held at 31 December 2004	289	113	96	1	302	41	122	55	440	1,459

* Middle East and Other S Asia provisions at 31 December 2005 includes $26 million (2004: $42 million) relating to the UAE.

Country Risk

Country Risk is the risk that a counterparty is unable to meet its contractual obligations as a result of adverse economic conditions or actions taken by governments in the relevant country.

The GRC approves country risk and delegates the setting and management of country limits to the Group Head, Credit and Country Risk.

The business and country Chief Executive Officers manage exposures within these limits and policies. Countries designated as higher risk are subject to increased central monitoring.

Cross border assets comprise loans and advances, interest bearing deposits with other banks, trade and other bills, acceptances, amounts receivable under finance leases, certificates of deposit and other negotiable paper and investment securities where the counterparty is resident in a country other than that where the cross border assets are recorded. Cross border assets also include exposures to local residents denominated in currencies other than the local currency.

The following table, based on the Bank of England Cross Border Reporting (CE) guidelines, shows the Group's cross border assets including acceptances where they exceed one per cent of the Group's total assets.

	2005				2004			
	Public sector $m	Banks $m	Other $m	Total $m	Public sector $m	Banks $m	Other $m	Total $m
USA	1,227	555	2,505	4,287	824	745	2,660	4,229
Korea	13	1,476	2,006	3,495	47	1,258	698	2,003
Hong Kong	1	311	2,776	3,088	4	199	2,719	2,922
France	159	2,550	155	2,864	149	1,243	183	1,575
China	63	982	1,405	2,450	101	686	902	1,689
India	1	949	1,456	2,406	74	1,132	867	2,073
Singapore	–	326	1,945	2,271	–	325	1,939	2,264
Netherlands	–	–	–	–	–	2,639	406	3,045

Risk continued

Wholesale Banking Cover Ratio

At 76 per cent, the Wholesale Banking non-performing portfolio is well covered. The balance uncovered by impairment provision represents the value of collateral held and/or the Group's estimate of the net value of any work-out strategy.

The cover ratio as at December 2004 shown below was calculated on a UK GAAP basis which included interest in suspense as part of the cover. The non-performing loans recorded below under Standard Chartered Nakornthon Bank (SCNB) are excluded from the cover ratio calculation as they were the subject of a Loan Management Agreement (LMA) with a Thai Government Agency. Refer to note 20 on page 90. Claims under the LMA were settled in the first half of 2005 and accordingly the balances reported under SCNB have reduced to $nil in the 2005 table below.

	2005		
	Total $m	SCNB (LMA) $m	Total excl LMA $m
Loans and advances – Gross non-performing	1,247	–	1,247
Impairment provision	(948)	–	(948)
Net non-performing loans and advances	299	–	299
Cover ratio			76%

	2004		
	Total $m	SCNB (LMA) $m	Total excl LMA $m
Loans and advances – Gross non-performing	2,290	351	1,939
Impairment provision	(1,280)	(115)	(1,165)
Interest in suspense	(500)	–	(500)
Net non-performing loans and advances	510	236	274
Cover ratio			86%

Movement in Group Individual Impairment Provision

The following tables set out the movements in the Group's total individual impairment provisions against loans and advances:

	2005									
	Asia Pacific									
	Hong Kong $m	Singapore $m	Malaysia $m	Korea $m	Other Asia Pacific $m	India $m	*Middle East & Other S Asia $m	Africa $m	Americas UK & Group Head Office $m	Total $m
Provisions held at 1 January 2005	289	113	96	1	302	41	122	55	440	1,459
Adjusted for adoption of IAS 39	5	6	31	–	17	2	3	9	17	90
Restated provision held at 1 January 2005	294	119	127	1	319	43	125	64	457	1,549
Exchange translation differences	(7)	(2)	1	4	(8)	(1)	5	(4)	(13)	(25)
Amounts written off	(156)	(30)	(58)	(21)	(204)	(66)	(70)	(43)	(223)	(871)
Recoveries of amounts previously written off	49	6	11	5	36	21	14	4	7	153
Acquisitions	–	–	–	352	–	–	–	–	–	352
Discount unwind	(3)	(3)	(4)	(28)	(2)	(1)	–	(2)	(5)	(48)
Other	1	–	–	–	19	(1)	1	(2)	3	21
New provisions	165	92	62	57	153	105	48	60	12	754
Recoveries/provisions no longer required	(64)	(42)	(43)	(9)	(134)	(60)	(59)	(17)	(71)	(499)
Net charge against/(credit) to profit	101	50	19	48	19	45	(11)	43	(59)	255
Provisions held at 31 December 2005	279	140	96	361	179	40	64	60	167	1,386

* *Middle East and Other S Asia provisions at 31 December 2005 includes $26 million (2004: $42 million) relating to the UAE.*

Financial Review continued

Risk continued

	2004									
	Asia Pacific									
	Hong Kong $m	Singapore $m	Malaysia $m	Korea $m	Other Asia Pacific $m	India $m	*Middle East & Other S Asia $m	Africa $m	Americas UK & Group Head Office $m	Total $m
Provisions held at 1 January 2004	268	123	144	–	390	55	158	58	465	1,661
Exchange translation differences	–	3	–	–	2	2	(4)	2	8	13
Acquisitions	–	–	–	–	36	–	–	–	–	36
Amounts written off	(154)	(62)	(63)	–	(142)	(65)	(42)	(21)	(58)	(607)
Recoveries of amounts previously written off	29	7	10	–	12	24	7	4	2	95
Other	4	–	(2)	–	(42)	(1)	(5)	–	38	(8)
New provision	207	60	36	1	94	106	43	27	35	609
Recoveries/provisions no longer required	(65)	(18)	(29)	–	(48)	(80)	(35)	(15)	(50)	(340)
Net charge against/(credit) to profit	142	42	7	1	46	26	8	12	(15)	269
Provisions held at 31 December 2004	289	113	96	1	302	41	122	55	440	1,459

* Middle East and Other S Asia provisions at 31 December 2005 includes $26 million (2004: $42 million) relating to the UAE.

Country Risk

Country Risk is the risk that a counterparty is unable to meet its contractual obligations as a result of adverse economic conditions or actions taken by governments in the relevant country.

The GRC approves country risk and delegates the setting and management of country limits to the Group Head, Credit and Country Risk.

The business and country Chief Executive Officers manage exposures within these limits and policies. Countries designated as higher risk are subject to increased central monitoring.

Cross border assets comprise loans and advances, interest bearing deposits with other banks, trade and other bills, acceptances, amounts receivable under finance leases, certificates of deposit and other negotiable paper and investment securities where the counterparty is resident in a country other than that where the cross border assets are recorded. Cross border assets also include exposures to local residents denominated in currencies other than the local currency.

The following table, based on the Bank of England Cross Border Reporting (CE) guidelines, shows the Group's cross border assets including acceptances where they exceed one per cent of the Group's total assets.

	2005				2004			
	Public sector $m	Banks $m	Other $m	Total $m	Public sector $m	Banks $m	Other $m	Total $m
USA	1,227	555	2,505	4,287	824	745	2,660	4,229
Korea	13	1,476	2,006	3,495	47	1,258	698	2,003
Hong Kong	1	311	2,776	3,088	4	199	2,719	2,922
France	159	2,550	155	2,864	149	1,243	183	1,575
China	63	982	1,405	2,450	101	686	902	1,689
India	1	949	1,456	2,406	74	1,132	867	2,073
Singapore	–	326	1,945	2,271	–	325	1,939	2,264
Netherlands	–	–	–	–	–	2,639	406	3,045

Risk continued

Market Risk

The Group recognises market risk as the exposure created by potential changes in market prices and rates. The Group is exposed to market risk arising principally from customer driven transactions.

Market Risk is governed by the GRC, which agrees policies and levels of risk appetite in terms of Value at Risk (VaR). The Group Market Risk Committee (GMR) provides market risk oversight and guidance on policy setting. Policies cover the trading book of the Group and also market risks within the banking book. Trading and Banking books are defined as per the Financial Services Authority (FSA) Handbook IPRU (Bank). Limits by location and portfolio are proposed by the businesses within the terms of agreed policy. GMR approves the limits within delegated authorities and monitors exposures against these limits.

GMR complements the VaR measurement by regularly stress testing market risk exposures to highlight potential risk that may arise from extreme market events that are rare but plausible. In addition, VaR models are back tested against actual results to ensure pre-determined levels of accuracy are maintained.

Additional limits are placed on specific instruments and currency concentrations where appropriate. Sensitivity measures are used in addition to VaR as risk management tools. Option risks are controlled through revaluation limits on currency and volatility shifts, limits on volatility risk by currency pair and other underlying variables that determine the options' value.

Value at Risk

The Group uses historic simulation to measure VaR on all market risk related activities.

The total VaR for trading and banking books combined at 31 December 2005 was $10.8 million (31 December 2004: $15.4 million).

Interest rate related VaR was $10.3 million (31 December 2004: $15.6 million) and foreign exchange related VaR was $1.1 million (31 December 2004: $3.0 million).

The average total VaR for trading and banking books during the year to 31 December 2005 was $12.4 million (31 December 2004: $15.8 million) with a maximum exposure of $20.6 million.

VaR for interest rate risk in the banking books of the Group totalled $9.2 million at 31 December 2005 (31 December 2004: $16.7 million).

The Group has no significant trading exposure to equity or commodity price risk.

The average daily income earned from market risk related activities was $4.1 million, compared with $3.8 million during 2004.

Foreign Exchange Exposure

The Group's foreign exchange exposures comprise trading and banking foreign currency translation exposures and structural currency exposures in net investments in non US dollar units.

Foreign exchange trading exposures are principally derived from customer driven transactions. The average daily income from foreign exchange trading businesses during 2005 was $2.0 million (2004: $1.6 million).

Interest Rate Exposure

The Group's interest rate exposures comprise trading exposures and non-trading interest rate exposures.

Structural interest rate risk arises from the differing re-pricing characteristics of commercial banking assets and liabilities.

The average daily income from interest rate trading businesses during 2005 was $2.1million (2004: $2.2 million).

Derivatives

Derivatives are contracts whose characteristics and value derive from underlying financial instruments, interest and exchange rates or indices. They include futures, forwards, swaps and options transactions in the foreign exchange, credit and interest rate markets. Derivatives are an important risk management tool for banks and their customers because they can be used to manage the risk of price, interest rate and exchange rate movements.

The Group's derivative transactions are principally in instruments where the mark-to-market values are readily determinable by reference to independent prices and valuation quotes or by using standard industry pricing models.

The Group enters into derivative contracts in the normal course of business to meet customer requirements and to manage its own exposure to fluctuations in interest, credit and exchange rates.

Derivatives are carried at fair value and shown in the balance sheet as separate totals of assets and liabilities. Recognition of fair value gains and losses depends on whether the derivatives are classified as trading or for hedging purposes.

The Group applies a future exposure methodology to manage counterparty credit exposure associated with derivative transactions. Please refer to note 50 on page 125 for further information on Market Risk.

Hedging

In accounting terms, hedges are classified into three typical types: fair value hedges, where fixed rates of interest or foreign exchange are exchanged for floating rates; cash flow hedges, where variable rates of interest or foreign exchange are exchanged for fixed rates; and hedges of net investments in overseas operations translated to the parent company's functional currency, US dollars.

The Group uses futures, forwards, swaps and options transactions in the foreign exchange and interest rate markets to hedge risk.

The Group occasionally hedges the value of its foreign currency denominated investments in subsidiaries and branches. Hedges may be taken where there is a risk of a significant exchange rate movement but, in general, management believes that the Group's reserves are sufficient to absorb any foreseeable adverse currency depreciation.

Financial Review continued

Risk continued

The effect of exchange rate movements on the capital risk asset ratio is mitigated by the fact that both the net asset value of these investments and the risk weighted value of assets and contingent liabilities follow substantially the same exchange rate movements.

Liquidity Risk

The Group defines liquidity risk as the risk that the bank either does not have sufficient financial resources available to meet all its obligations and commitments as they fall due, or can access them only at excessive cost.

It is the policy of the Group to maintain adequate liquidity at all times, in all geographical locations and for all currencies. Hence the Group aims to be in a position to meet all obligations, to repay depositors, to fulfil commitments to lend and to meet any other commitments made.

Liquidity risk management is governed by GALCO, which is chaired by the Group Finance Director and with authority derived from the Board. GALCO is responsible for both statutory and prudential liquidity. These responsibilities are managed through the provision of authorities, policies and procedures that are co-ordinated by the Liquidity Management Committee (LMC) with regional and country Asset and Liability Committees (ALCO).

Due to the diversified nature of the Group's business, the Group's policy is that liquidity is more effectively managed locally, in-country. Each Country ALCO is responsible for ensuring that the country is self-sufficient and is able to meet all its obligations to make payments as they fall due. The Country ALCO has primary responsibility for compliance with regulations and Group policy and maintaining a Country Liquidity Crisis Contingency Plan.

A substantial portion of the Group's assets are funded by customer deposits made up of current and savings accounts and other deposits. These customer deposits, which are widely diversified by type and maturity, represent a stable source of funds. Lending is normally funded by liabilities in the same currency.

The Group also maintains significant levels of marketable securities either for compliance with local statutory requirements or as prudential investments of surplus funds.

The GALCO also oversees the structural foreign exchange and interest rate exposures that arise within the Group. These responsibilities are managed through the provision of authorities, policies and procedures that are co-ordinated by the Capital Management Committee. Policies and guidelines for the maintenance of capital ratio levels are approved by GALCO. Compliance with Group ratios are monitored centrally by Group Corporate Treasury while local requirements are monitored by the local ALCO.

Policies and guidelines for the setting and maintenance of capital ratio levels are also delegated by GALCO. Group ratios are monitored centrally by Group Corporate Treasury, while local requirements are monitored by the local ALCO.

Operational Risk

Operational risk is the risk of direct or indirect loss due to an event or action resulting from the failure of technology, processes, infrastructure, personnel and other risks having an operational impact. The Group seeks to ensure that key operational risks are managed in a timely and effective manner through a framework of policies, procedures and tools to identify, assess, monitor, control, and report such risks.

The Group Operational Risk Committee (GORC) has been established to supervise and direct the management of operational risks across the Group. GORC is also responsible for ensuring adequate and appropriate policies and procedures are in place for the identification, assessment, monitoring, control and reporting of operational risks.

A Group operational risk function separate from the business lines is responsible for establishing and maintaining the overall operational risk framework, and for monitoring the Group's key operational risk exposures. This unit is supported by Wholesale Banking and Consumer Banking Operational Risk units. They are responsible for ensuring compliance with policies and procedures in the business, monitoring key operational risk exposures, and the provision of guidance to the respective business areas on operational risk.

Compliance with operational risk policies and procedures is the responsibility of all managers. Every country operates a Country Operational Risk Group (CORG). The CORG has in-country governance responsibility for ensuring that an appropriate and robust risk management framework is in place to monitor and manage operational risk.

Compliance and Regulatory Risk

Compliance and Regulatory risk includes the risk of non-compliance with regulatory requirements in a country in which the Group operates. The Group Compliance and Regulatory Risk function is responsible for establishing and maintaining an appropriate framework of Group compliance policies and procedures. Compliance with such policies and procedures is the responsibility of all managers.

Legal Risk

Legal risk is the risk of unexpected loss, including reputational loss, arising from defective transactions or contracts, claims being made or some other event resulting in a liability or other loss for the Group, failure to protect the title to and ability to control the rights to assets of the Group (including intellectual property rights), changes in the law, or jurisdictional risk. The Group manages legal risk through the Group Legal Risk Committee, Legal Risk policies and procedures and effective use of its internal and external lawyers

Reputational Risk

Reputational Risk is the risk of failing to meet the standards of performance or behaviour required or expected by stakeholders in commercial activities or the way in which business is conducted. Reputational Risks arise as a result of poor management of problems occurring in one or more of the primary banking risk areas (Credit, Market, Operational risk areas) and/or from Social, Ethical or Environmental Risk issues. All members of staff have a responsibility for maintaining the Group's reputation.

The Group manages reputational risk through the Group Reputational Risk Committee, which reports to the GRC, and through Country Management Committees. Wholesale Banking has a specialised Reputational Risk Committee which reviews individual transactions. In Consumer Banking, potential reputational risks resulting from transactions or products are reviewed by the Product and Reputational Risk Committee.

Independent Monitoring

Group Internal Audit is an independent Group function that reports to the Group Chief Executive and the ARC. Group Internal Audit provides independent check that Group and business standards, policies and procedures are being complied with. Where necessary, corrective action is recommended.

Risk continued

Market Risk

The Group recognises market risk as the exposure created by potential changes in market prices and rates. The Group is exposed to market risk arising principally from customer driven transactions.

Market Risk is governed by the GRC, which agrees policies and levels of risk appetite in terms of Value at Risk (VaR). The Group Market Risk Committee (GMR) provides market risk oversight and guidance on policy setting. Policies cover the trading book of the Group and also market risks within the banking book. Trading and Banking books are defined as per the Financial Services Authority (FSA) Handbook IPRU (Bank). Limits by location and portfolio are proposed by the businesses within the terms of agreed policy. GMR approves the limits within delegated authorities and monitors exposures against these limits.

GMR complements the VaR measurement by regularly stress testing market risk exposures to highlight potential risk that may arise from extreme market events that are rare but plausible. In addition, VaR models are back tested against actual results to ensure pre-determined levels of accuracy are maintained.

Additional limits are placed on specific instruments and currency concentrations where appropriate. Sensitivity measures are used in addition to VaR as risk management tools. Option risks are controlled through revaluation limits on currency and volatility shifts, limits on volatility risk by currency pair and other underlying variables that determine the options' value.

Value at Risk

The Group uses historic simulation to measure VaR on all market risk related activities.

The total VaR for trading and banking books combined at 31 December 2005 was $10.8 million (31 December 2004: $15.4 million).

Interest rate related VaR was $10.3 million (31 December 2004: $15.6 million) and foreign exchange related VaR was $1.1 million (31 December 2004: $3.0 million).

The average total VaR for trading and banking books during the year to 31 December 2005 was $12.4 million (31 December 2004: $15.8 million) with a maximum exposure of $20.6 million.

VaR for interest rate risk in the banking books of the Group totalled $9.2 million at 31 December 2005 (31 December 2004: $16.7 million).

The Group has no significant trading exposure to equity or commodity price risk.

The average daily income earned from market risk related activities was $4.1 million, compared with $3.8 million during 2004.

Foreign Exchange Exposure

The Group's foreign exchange exposures comprise trading and banking foreign currency translation exposures and structural currency exposures in net investments in non US dollar units.

Foreign exchange trading exposures are principally derived from customer driven transactions. The average daily income from foreign exchange trading businesses during 2005 was $2.0 million (2004: $1.6 million).

Interest Rate Exposure

The Group's interest rate exposures comprise trading exposures and non-trading interest rate exposures.

Structural interest rate risk arises from the differing re-pricing characteristics of commercial banking assets and liabilities.

The average daily income from interest rate trading businesses during 2005 was $2.1million (2004: $2.2 million).

Derivatives

Derivatives are contracts whose characteristics and value derive from underlying financial instruments, interest and exchange rates or indices. They include futures, forwards, swaps and options transactions in the foreign exchange, credit and interest rate markets. Derivatives are an important risk management tool for banks and their customers because they can be used to manage the risk of price, interest rate and exchange rate movements.

The Group's derivative transactions are principally in instruments where the mark-to-market values are readily determinable by reference to independent prices and valuation quotes or by using standard industry pricing models.

The Group enters into derivative contracts in the normal course of business to meet customer requirements and to manage its own exposure to fluctuations in interest, credit and exchange rates.

Derivatives are carried at fair value and shown in the balance sheet as separate totals of assets and liabilities. Recognition of fair value gains and losses depends on whether the derivatives are classified as trading or for hedging purposes.

The Group applies a future exposure methodology to manage counterparty credit exposure associated with derivative transactions. Please refer to note 50 on page 125 for further information on Market Risk.

Hedging

In accounting terms, hedges are classified into three typical types: fair value hedges, where fixed rates of interest or foreign exchange are exchanged for floating rates; cash flow hedges, where variable rates of interest or foreign exchange are exchanged for fixed rates; and hedges of net investments in overseas operations translated to the parent company's functional currency, US dollars.

The Group uses futures, forwards, swaps and options transactions in the foreign exchange and interest rate markets to hedge risk.

The Group occasionally hedges the value of its foreign currency denominated investments in subsidiaries and branches. Hedges may be taken where there is a risk of a significant exchange rate movement but, in general, management believes that the Group's reserves are sufficient to absorb any foreseeable adverse currency depreciation.

Financial Review continued

Risk continued
The effect of exchange rate movements on the capital risk asset ratio is mitigated by the fact that both the net asset value of these investments and the risk weighted value of assets and contingent liabilities follow substantially the same exchange rate movements.

Liquidity Risk
The Group defines liquidity risk as the risk that the bank either does not have sufficient financial resources available to meet all its obligations and commitments as they fall due, or can access them only at excessive cost.

It is the policy of the Group to maintain adequate liquidity at all times, in all geographical locations and for all currencies. Hence the Group aims to be in a position to meet all obligations, to repay depositors, to fulfil commitments to lend and to meet any other commitments made.

Liquidity risk management is governed by GALCO, which is chaired by the Group Finance Director and with authority derived from the Board. GALCO is responsible for both statutory and prudential liquidity. These responsibilities are managed through the provision of authorities, policies and procedures that are co-ordinated by the Liquidity Management Committee (LMC) with regional and country Asset and Liability Committees (ALCO).

Due to the diversified nature of the Group's business, the Group's policy is that liquidity is more effectively managed locally, in-country. Each Country ALCO is responsible for ensuring that the country is self-sufficient and is able to meet all its obligations to make payments as they fall due. The Country ALCO has primary responsibility for compliance with regulations and Group policy and maintaining a Country Liquidity Crisis Contingency Plan.

A substantial portion of the Group's assets are funded by customer deposits made up of current and savings accounts and other deposits. These customer deposits, which are widely diversified by type and maturity, represent a stable source of funds. Lending is normally funded by liabilities in the same currency.

The Group also maintains significant levels of marketable securities either for compliance with local statutory requirements or as prudential investments of surplus funds.

The GALCO also oversees the structural foreign exchange and interest rate exposures that arise within the Group. These responsibilities are managed through the provision of authorities, policies and procedures that are co-ordinated by the Capital Management Committee. Policies and guidelines for the maintenance of capital ratio levels are approved by GALCO. Compliance with Group ratios are monitored centrally by Group Corporate Treasury while local requirements are monitored by the local ALCO.

Policies and guidelines for the setting and maintenance of capital ratio levels are also delegated by GALCO. Group ratios are monitored centrally by Group Corporate Treasury, while local requirements are monitored by the local ALCO.

Operational Risk
Operational risk is the risk of direct or indirect loss due to an event or action resulting from the failure of technology, processes, infrastructure, personnel and other risks having an operational impact. The Group seeks to ensure that key operational risks are managed in a timely and effective manner through a framework of policies, procedures and tools to identify, assess, monitor, control, and report such risks.

The Group Operational Risk Committee (GORC) has been established to supervise and direct the management of operational risks across the Group. GORC is also responsible for ensuring adequate and appropriate policies and procedures are in place for the identification, assessment, monitoring, control and reporting of operational risks.

A Group operational risk function separate from the business lines is responsible for establishing and maintaining the overall operational risk framework, and for monitoring the Group's key operational risk exposures. This unit is supported by Wholesale Banking and Consumer Banking Operational Risk units. They are responsible for ensuring compliance with policies and procedures in the business, monitoring key operational risk exposures, and the provision of guidance to the respective business areas on operational risk.

Compliance with operational risk policies and procedures is the responsibility of all managers. Every country operates a Country Operational Risk Group (CORG). The CORG has in-country governance responsibility for ensuring that an appropriate and robust risk management framework is in place to monitor and manage operational risk.

Compliance and Regulatory Risk
Compliance and Regulatory risk includes the risk of non-compliance with regulatory requirements in a country in which the Group operates. The Group Compliance and Regulatory Risk function is responsible for establishing and maintaining an appropriate framework of Group compliance policies and procedures. Compliance with such policies and procedures is the responsibility of all managers.

Legal Risk
Legal risk is the risk of unexpected loss, including reputational loss, arising from defective transactions or contracts, claims being made or some other event resulting in a liability or other loss for the Group, failure to protect the title to and ability to control the rights to assets of the Group (including intellectual property rights), changes in the law, or jurisdictional risk. The Group manages legal risk through the Group Legal Risk Committee, Legal Risk policies and procedures and effective use of its internal and external lawyers

Reputational Risk
Reputational Risk is the risk of failing to meet the standards of performance or behaviour required or expected by stakeholders in commercial activities or the way in which business is conducted. Reputational Risks arise as a result of poor management of problems occurring in one or more of the primary banking risk areas (Credit, Market, Operational risk areas) and/or from Social, Ethical or Environmental Risk issues. All members of staff have a responsibility for maintaining the Group's reputation.

The Group manages reputational risk through the Group Reputational Risk Committee, which reports to the GRC, and through Country Management Committees. Wholesale Banking has a specialised Reputational Risk Committee which reviews individual transactions. In Consumer Banking, potential reputational risks resulting from transactions or products are reviewed by the Product and Reputational Risk Committee.

Independent Monitoring
Group Internal Audit is an independent Group function that reports to the Group Chief Executive and the ARC. Group Internal Audit provides independent check that Group and business standards, policies and procedures are being complied with. Where necessary, corrective action is recommended.

Capital

The Group Asset and Liability Committee targets Tier 1 and Total capital ratios of 7-9 per cent and 12-14 per cent respectively.

	2005 $m	*2004 $m
Tier 1 capital:		
Called up ordinary share capital and preference shares	5,982	3,818
Eligible reserves	6,151	4,617
Minority interests	115	111
Innovative Tier 1 securities	1,542	1,246
Less: Restriction on innovative Tier 1 securities	(83)	(68)
Goodwill and other intangible assets	(4,321)	(1,900)
Unconsolidated associated companies	186	30
Other regulatory adjustments	153	110
Total Tier 1 capital	9,725	7,964
Tier 2 capital:		
Eligible revaluation reserves	195	–
Portfolio impairment provision (2004: general provision)	368	335
Qualifying subordinated liabilities:		
Perpetual subordinated debt	3,128	1,961
Other eligible subordinated debt	4,169	3,525
Less: Amortisation of qualifying subordinated liabilities	(229)	–
Restricted innovative Tier 1 securities	83	68
Total Tier 2 capital	7,714	5,889
Investments in other banks	(148)	(33)
Other deductions	(173)	(34)
Total capital base	17,118	13,786
Banking book:		
Risk weighted assets	99,378	69,438
Risk weighted contingents	16,274	14,847
	115,652	84,285
Trading book:		
Market risks	6,701	4,608
Counterparty/settlement risk	3,571	3,231
Total risk weighted assets and contingents	125,924	92,124
Capital ratios:		
Tier 1 capital	7.7%	8.6%
Total capital	13.6%	15.0%

* *As previously reported under UK GAAP.*

Board of Directors

1. Bryan Sanderson CBE*
Chairman
Appointed to the Board on 9 December 2002 and as Chairman on 8 May 2003. He spent most of his career with British Petroleum, rising to become a main board director and Chief Executive of BP Chemicals before he retired in 2000. He is Chairman of BUPA and joint Chairman of the Asia Task Force with the British Secretary of State for Trade and Industry. He is also a non-executive director of Sunderland Limited and of Durham County Cricket Club Holdings Limited and is on the board of directors of the Asian University for Women Support Foundation and the Commonwealth Business Council. Age 65.

2. E Mervyn Davies CBE*
Group Chief Executive
Appointed to the Board on 16 December 1997 and as Group Chief Executive on 28 November 2001. Before his appointment as Group Chief Executive he was the executive director with responsibility for Hong Kong, China and North East Asia and for Group-wide Technology and Operations. He is a non-executive director of Tesco PLC and of Tottenham Hotspur plc and is Chairman of the Appeal Fundraising Board of Breakthrough Breast Cancer. Age 53.

3. Mike DeNoma*
Appointed to the Board on 12 May 2000. He is responsible for the Group's Consumer Banking business worldwide. He joined Standard Chartered in July 1999 with responsibility for Consumer Banking in Asia. He is a member of the board of Singapore Management University and a director of the International Center for Missing and Exploited Children. He is based in Singapore. Age 49.

4. Richard Meddings*
Appointed to the Board on 16 November 2002. He is responsible for growth and governance across Africa, the Middle East, Pakistan, the United Kingdom, Europe and the Americas. Prior to his appointment, he was Chief Operating Officer, Barclays Private Clients at Barclays PLC. He was Group Finance Director of The Woolwich plc, before it was acquired by Barclays, where his responsibilities also included risk, compliance and treasury. He is a director of the Indo British Partnership Network. Age 47.

5. Kai Nargolwala*
Appointed to the Board on 7 May 1999. He is responsible for growth and governance across the Asia Pacific region and India, Afghanistan, Bangladesh and Sri Lanka. He is a non-executive director of Tate & Lyle PLC and is on the Visa International Asia Pacific Regional Board. He joined Standard Chartered in 1998 as Group Head of Sales. He is based in Singapore. Age 55.

6. Peter Sands*
Appointed to the Board on 14 May 2002. He is responsible for Finance, Risk, Strategy and Technology and Operations. Prior to his appointment he was a director with worldwide consultants McKinsey & Co. He had been with McKinsey since 1988, where he worked extensively in the banking and technology sectors in a wide range of international markets. Age 44.

7. Sir CK Chow†
Appointed to the Board on 24 February 1997. He is Chief Executive Officer of MTR Corporation Limited of Hong Kong and is non-executive Chairman of Standard Chartered Bank (Hong Kong) Limited. He is a member of the Hong Kong Tourism Board, the Council of the Chinese University of Hong Kong and the Council of the Hong Kong Institute of Certified Public Accountants. Previously he was Chief Executive Officer of GKN plc and Brambles Industries plc. He was formerly a president of the Society of British Aerospace Companies. He is based in Hong Kong. Age 55.

8. Jamie Dundas†
Appointed to the Board on 15 March 2004. He is a non-executive director of J Sainsbury plc and of Drax Group plc and is Chairman of Macmillan Cancer Relief. Previously he was Chief Executive Officer of the UK property company MEPC and Finance Director of the Airport Authority Hong Kong. Age 55.

Capital

The Group Asset and Liability Committee targets Tier 1 and Total capital ratios of 7-9 per cent and 12-14 per cent respectively.

	2005 $m	*2004 $m
Tier 1 capital:		
Called up ordinary share capital and preference shares	5,982	3,818
Eligible reserves	6,151	4,617
Minority interests	115	111
Innovative Tier 1 securities	1,542	1,246
Less: Restriction on innovative Tier 1 securities	(83)	(68)
Goodwill and other intangible assets	(4,321)	(1,900)
Unconsolidated associated companies	186	30
Other regulatory adjustments	153	110
Total Tier 1 capital	9,725	7,964
Tier 2 capital:		
Eligible revaluation reserves	195	–
Portfolio impairment provision (2004: general provision)	368	335
Qualifying subordinated liabilities:		
Perpetual subordinated debt	3,128	1,961
Other eligible subordinated debt	4,169	3,525
Less: Amortisation of qualifying subordinated liabilities	(229)	–
Restricted innovative Tier 1 securities	83	68
Total Tier 2 capital	7,714	5,889
Investments in other banks	(148)	(33)
Other deductions	(173)	(34)
Total capital base	17,118	13,786
Banking book:		
Risk weighted assets	99,378	69,438
Risk weighted contingents	16,274	14,847
	115,652	84,285
Trading book:		
Market risks	6,701	4,608
Counterparty/settlement risk	3,571	3,231
Total risk weighted assets and contingents	125,924	92,124
Capital ratios:		
Tier 1 capital	7.7%	8.6%
Total capital	13.6%	15.0%

** As previously reported under UK GAAP.*

Board of Directors

1. Bryan Sanderson CBE*
Chairman
Appointed to the Board on 9 December 2002 and as Chairman on 8 May 2003. He spent most of his career with British Petroleum, rising to become a main board director and Chief Executive of BP Chemicals before he retired in 2000. He is Chairman of BUPA and joint Chairman of the Asia Task Force with the British Secretary of State for Trade and Industry. He is also a non-executive director of Sunderland Limited and of Durham County Cricket Club Holdings Limited and is on the board of directors of the Asian University for Women Support Foundation and the Commonwealth Business Council. Age 65.

2. E Mervyn Davies CBE*
Group Chief Executive
Appointed to the Board on 16 December 1997 and as Group Chief Executive on 28 November 2001. Before his appointment as Group Chief Executive he was the executive director with responsibility for Hong Kong, China and North East Asia and for Group-wide Technology and Operations. He is a non-executive director of Tesco PLC and of Tottenham Hotspur plc and is Chairman of the Appeal Fundraising Board of Breakthrough Breast Cancer. Age 53.

3. Mike DeNoma*
Appointed to the Board on 12 May 2000. He is responsible for the Group's Consumer Banking business worldwide. He joined Standard Chartered in July 1999 with responsibility for Consumer Banking in Asia. He is a member of the board of Singapore Management University and a director of the International Center for Missing and Exploited Children. He is based in Singapore. Age 49.

4. Richard Meddings*
Appointed to the Board on 16 November 2002. He is responsible for growth and governance across Africa, the Middle East, Pakistan, the United Kingdom, Europe and the Americas. Prior to his appointment, he was Chief Operating Officer, Barclays Private Clients at Barclays PLC. He was Group Finance Director of The Woolwich plc, before it was acquired by Barclays, where his responsibilities also included risk, compliance and treasury. He is a director of the Indo British Partnership Network. Age 47.

5. Kai Nargolwala*
Appointed to the Board on 7 May 1999. He is responsible for growth and governance across the Asia Pacific region and India, Afghanistan, Bangladesh and Sri Lanka. He is a non-executive director of Tate & Lyle PLC and is on the Visa International Asia Pacific Regional Board. He joined Standard Chartered in 1998 as Group Head of Sales. He is based in Singapore. Age 55.

6. Peter Sands*
Appointed to the Board on 14 May 2002. He is responsible for Finance, Risk, Strategy and Technology and Operations. Prior to his appointment he was a director with worldwide consultants McKinsey & Co. He had been with McKinsey since 1988, where he worked extensively in the banking and technology sectors in a wide range of international markets. Age 44.

7. Sir CK Chow†
Appointed to the Board on 24 February 1997. He is Chief Executive Officer of MTR Corporation Limited of Hong Kong and is non-executive Chairman of Standard Chartered Bank (Hong Kong) Limited. He is a member of the Hong Kong Tourism Board, the Council of the Chinese University of Hong Kong and the Council of the Hong Kong Institute of Certified Public Accountants. Previously he was Chief Executive Officer of GKN plc and Brambles Industries plc. He was formerly a president of the Society of British Aerospace Companies. He is based in Hong Kong. Age 55.

8. Jamie Dundas†
Appointed to the Board on 15 March 2004. He is a non-executive director of J Sainsbury plc and of Drax Group plc and is Chairman of Macmillan Cancer Relief. Previously he was Chief Executive Officer of the UK property company MEPC and Finance Director of the Airport Authority Hong Kong. Age 55.

9. Val Gooding CBE[1]
Appointed to the Board on 1 January 2005. She is Chief Executive Officer of BUPA and a non-executive director of Compass Group PLC. She was previously Director, Asia Pacific with British Airways, a non-executive director of BAA and of Cable & Wireless Communications plc and on the Board of the Association of British Insurers. She is a non-executive director of The Lawn Tennis Association and a Trustee of the British Museum. Age 55.

10. Ho KwonPing[1]
Appointed to the Board on 22 October 1996. He is Chairman of Banyan Tree Holdings Pte Ltd. He is also Chairman of the Wah-Chang Group. In addition, he is Chairman of Singapore Management University, Chairman of MediaCorp and a board director of Singapore Airlines Limited. He is based in Singapore. Age 53.

11. Rudy Markham[1]
Appointed to the Board on 19 February 2001. He is Chief Financial Officer of Unilever. Age 59.

12. Ruth Markland[1]
Appointed to the Board on 3 November 2003. She is Chairman of the Board of Trustees of the WRVS and was formerly Managing Partner Asia for the international law firm Freshfields Bruckhaus Deringer. Age 53.

13. Hugh Norton[1]
Senior Independent Director
Appointed to the Board on 7 August 1995. He was formerly a Managing Director of British Petroleum. Age 69.

14. Paul Skinner[1]
Appointed to the Board on 3 November 2003. He is chairman of Rio Tinto plc, the global mining company, and was formerly a Group Managing Director of the Royal Dutch/Shell Group of companies and CEO of its global Oil Products business. He is a non-executive director of the Tetra Laval Group, the privately owned global foods packaging company, and is also a member of the board of INSEAD, the Euro-Asian business school. Age 61.

15. Oliver Stocken[1]
Appointed to the Board on 1 June 2004. He is Deputy Chairman of 3i plc and a non-executive director of Pilkington plc, The Rank Group PLC and GUS plc. Previously he was Group Finance Director of Barclays PLC. Age 64.

Board Committees

Audit and Risk Committee
Rudy Markham (Chairman)
Jamie Dundas
Ruth Markland
Hugh Norton

Board Nomination Committee
Bryan Sanderson (Chairman)
Rudy Markham
Ruth Markland
Hugh Norton

Board Remuneration Committee
Hugh Norton (Chairman)
Ho KwonPing
Ruth Markland
Paul Skinner
Oliver Stocken

Corporate Responsibility and Community Committee
Bryan Sanderson (Chairman)
Mervyn Davies
Jamie Dundas
Val Gooding

[1] *Also a director of Standard Chartered Bank.*

[2] Independent non-executive director.

Senior Management

Standard Chartered Bank

The directors of Standard Chartered Bank comprise the Chairman and executive directors of Standard Chartered PLC and the following three senior executives:

Gareth Bullock
Joined Standard Chartered in 1996. He is a director of Standard Chartered Bank and Group Head, Strategy. In addition to Strategy, his portfolio of responsibilities includes Corporate Development and Outserve. Most recently he was the Group's Chief Information Officer and prior to that, CEO Africa. He has held other senior positions in the United Kingdom, Europe, Hong Kong, China and North East Asia. He is a non-executive director of Fleming Family & Partners Limited and of Spirax-Sarco Engineering plc. Age 52.

Mike Rees
Joined Standard Chartered in 1990. He is a director of Standard Chartered Bank and Chief Executive Officer Wholesale Bank. He has held the positions of Chief Financial Officer of Group Treasury, Regional Treasurer in Singapore and Group Head of Global Markets. Age 50.

Tim Miller
Joined Standard Chartered in 2000. He is Director, People, Property and Assurance and has responsibility for Human Resources, Corporate Real Estate, Compliance and Regulatory Risk and Legal. He also has functional responsibility for Internal Audit and the Corporate Secretariat. Prior to joining the Group he was Human Resources Director of GlaxoSmithKline's worldwide manufacturing operations. He is a director of Standard Chartered First Bank Korea Limited and a non-executive director of Michael Page International plc. Age 48.

Group Management Committee

The Group Management Committee as at 2 March 2006 comprises the directors of Standard Chartered Bank, other than Bryan Sanderson, and the following senior executives:

Jaspal Bindra
Joined Standard Chartered in 1998. He is General Manager South East and South Asia. He has held the positions of Global Head Client Relationships and Regional General Manager, India. He is a director of Standard Chartered (Thai) Public Company Limited. Age 45.

David Edwards
Joined Standard Chartered in 1999. He is Group Head, Risk and Group Special Assets Management. He has previously held the positions of Regional General Manager, Middle East and South Asia and Group Head Risk Management. He is a director of Standard Chartered First Bank Korea Limited. Age 52.

9. Val Gooding CBE†
Appointed to the Board on 1 January 2005. She is Chief Executive Officer of BUPA and a non-executive director of Compass Group PLC. She was previously Director, Asia Pacific with British Airways, a non-executive director of BAA and of Cable & Wireless Communications plc and on the Board of the Association of British Insurers. She is a non-executive director of The Lawn Tennis Association and a Trustee of the British Museum. Age 55.

10. Ho KwonPing†
Appointed to the Board on 22 October 1996. He is Chairman of Banyan Tree Holdings Pte Ltd. He is also Chairman of the Wah-Chang Group. In addition, he is Chairman of Singapore Management University, Chairman of MediaCorp and a board director of Singapore Airlines Limited. He is based in Singapore. Age 53.

11. Rudy Markham†
Appointed to the Board on 19 February 2001. He is Chief Financial Officer of Unilever. Age 59.

12. Ruth Markland†
Appointed to the Board on 3 November 2003. She is Chairman of the Board of Trustees of the WRVS and was formerly Managing Partner Asia for the international law firm Freshfields Bruckhaus Deringer. Age 53.

13. Hugh Norton†
Senior Independent Director
Appointed to the Board on 7 August 1995. He was formerly a Managing Director of British Petroleum. Age 69.

14. Paul Skinner†
Appointed to the Board on 3 November 2003. He is chairman of Rio Tinto plc, the global mining company, and was formerly a Group Managing Director of the Royal Dutch/Shell Group of companies and CEO of its global Oil Products business. He is a non-executive director of the Tetra Laval Group, the privately owned global foods packaging company, and is also a member of the board of INSEAD, the Euro-Asian business school. Age 61.

15. Oliver Stocken†
Appointed to the Board on 1 June 2004. He is Deputy Chairman of 3i plc and a non-executive director of Pilkington plc, The Rank Group PLC and GUS plc. Previously he was Group Finance Director of Barclays PLC. Age 64.

Board Committees

Audit and Risk Committee
Rudy Markham (Chairman)
Jamie Dundas
Ruth Markland
Hugh Norton

Board Nomination Committee
Bryan Sanderson (Chairman)
Rudy Markham
Ruth Markland
Hugh Norton

Board Remuneration Committee
Hugh Norton (Chairman)
Ho KwonPing
Ruth Markland
Paul Skinner
Oliver Stocken

Corporate Responsibility and Community Committee
Bryan Sanderson (Chairman)
Mervyn Davies
Jamie Dundas
Val Gooding

* *Also a director of Standard Chartered Bank.*

† Independent non-executive director.

Senior Management

Standard Chartered Bank

The directors of Standard Chartered Bank comprise the Chairman and executive directors of Standard Chartered PLC and the following three senior executives:

Gareth Bullock
Joined Standard Chartered in 1996. He is a director of Standard Chartered Bank and Group Head, Strategy. In addition to Strategy, his portfolio of responsibilities includes Corporate Development and Outserve. Most recently he was the Group's Chief Information Officer and prior to that, CEO Africa. He has held other senior positions in the United Kingdom, Europe, Hong Kong, China and North East Asia. He is a non-executive director of Fleming Family & Partners Limited and of Spirax-Sarco Engineering plc. Age 52.

Mike Rees
Joined Standard Chartered in 1990. He is a director of Standard Chartered Bank and Chief Executive Officer Wholesale Bank. He has held the positions of Chief Financial Officer of Group Treasury, Regional Treasurer in Singapore and Group Head of Global Markets. Age 50.

Tim Miller
Joined Standard Chartered in 2000. He is Director, People, Property and Assurance and has responsibility for Human Resources, Corporate Real Estate, Compliance and Regulatory Risk and Legal. He also has functional responsibility for Internal Audit and the Corporate Secretariat. Prior to joining the Group he was Human Resources Director of GlaxoSmithKline's worldwide manufacturing operations. He is a director of Standard Chartered First Bank Korea Limited and a non-executive director of Michael Page International plc. Age 48.

Group Management Committee

The Group Management Committee as at 2 March 2006 comprises the directors of Standard Chartered Bank, other than Bryan Sanderson, and the following senior executives:

Jaspal Bindra
Joined Standard Chartered in 1998. He is General Manager South East and South Asia. He has held the positions of Global Head Client Relationships and Regional General Manager, India. He is a director of Standard Chartered (Thai) Public Company Limited. Age 45.

David Edwards
Joined Standard Chartered in 1999. He is Group Head, Risk and Group Special Assets Management. He has previously held the positions of Regional General Manager, Middle East and South Asia and Group Head Risk Management. He is a director of Standard Chartered First Bank Korea Limited. Age 52.

Report of the Directors

The directors have pleasure in submitting their report and the accounts of the Company and its subsidiaries for the year ended 31 December 2005.

Activities

The Company is a holding company co-ordinating the activities of its subsidiary undertakings which are principally engaged in the business of banking and the provision of other financial services.

The Chairman's Statement on pages 4 and 5, the Group Chief Executive's Review on pages 6 to 11 and the Financial and Business Reviews on pages 12 to 37 contain a review of the business of the Group during 2005, of recent events and of likely future developments.

Results

The results for the year are set out in the consolidated income statement on page 64.

Share Capital

During the year 3,525,788 ordinary shares were issued under the Company's employee share plans at prices between nil and 743 pence. On 23 May 2005, 11,700,000 new ordinary shares were issued to the 1995 Employee Benefit Trust at a price of 985.6 pence per share. These shares were issued to enable the Trust to satisfy exercises of options under the Company's Restricted Share Scheme, Performance Share Plan and Executive Share Option Schemes. Further details of the employee share plans and the Employee Benefit Trust can be found in note 40 to the accounts.

On 13 May 2005, 2,522,654 ordinary shares were issued instead of the 2004 final cash dividend. On 14 October 2005, 1,735,708 ordinary shares were issued instead of the 2005 interim cash dividend.

On 14 January 2005, 117,902,943 new ordinary shares were issued as a result of an institutional placing, at a price of 920 pence per share. These shares were issued to partially fund the acquisition of Korea First Bank (now called Standard Chartered First Bank Korea Limited).

On 12 January 2006, 3,401,290 new ordinary shares were issued as partial consideration for the Group's 20 per cent investment in Fleming Family & Partners Limited, at an average price of 1301 pence per share. Further details of these issues of ordinary shares and other matters relating to the Company's share capital can be found in note 37 to the accounts.

During 2005, the Company repurchased and cancelled 3,000 of its 8.9 per cent preference shares of $5 each. Following this repurchase and cancellation 328,388 US dollar preference shares remain in issue. Further details of this repurchase of US dollar preference shares can be found in note 37 to the accounts.

There were no repurchases of the Company's ordinary shares or sterling preference shares during 2005.

Dividends

The directors recommend the payment of a final dividend for 2005 of 45.06 cents per ordinary share to be paid on 12 May 2006 to shareholders on the register on 10 March 2006. The 2005 interim dividend of 18.94 cents per ordinary share was paid on 14 October 2005, making a total of 64 cents for the year.

The ordinary shareholders will again be offered the choice to receive their cash dividends in sterling, Hong Kong dollars or US dollars. It is also intended that the share dividend alternative to the cash dividend will be offered during 2006.

Substantial Shareholdings

As far as the directors are aware there were no shareholders as at 31 December 2005, with an interest in more than ten per cent in the Company's issued ordinary share capital.

At 2 March 2006, the Company had been notified of the following interests of three per cent or more in its issued ordinary share capital.

Shareholder	Number of ordinary shares	Percentage of issued ordinary share capital
Fidelity Investments	114,833,806	8.7004
Goodwood Park Hotel Limited*	64,180,842	4.8627
The estate of Tan Sri Khoo Teck Puat	61,663,304	4.6719
Glen Holdings (Private) Limited*	60,762,549	4.6037
Legal and General Investment Management Limited	52,851,306	4.0043
The Capital Group Companies Inc	52,419,701	3.9716

* Glen Holdings (Private) Limited is 100 per cent owned by Goodwood Park Hotel Limited, therefore the interest shown for Goodwood Park Hotel Limited includes the number of shares shown for Glen Holdings (Private) Limited.

Loan Capital

Details of the loan capital of the Company and its subsidiaries are set out in note 36 to the accounts.

Fixed Assets

Details of the fixed assets of the Company are set out in note 22 to the accounts. Details of the fixed assets of the Group are set out in notes 22, 24 and 25 to the accounts.

Report of the Directors continued

Directors
The directors of the Company at the date of this report are listed on pages 38 and 39. All of the directors held office throughout the year.

Miss V F Gooding was appointed as a non-executive director with effect from 1 January 2005 and was elected by the shareholders at the 2005 Annual General Meeting (AGM). Mr C A Keljik retired as a director on 5 May 2005.

Mr E M Davies, Mr M B DeNoma, Mr R H P Markham, Mr B K Sanderson and Mr P A Sands retire from office by rotation and will offer themselves for re-election at this year's AGM, in accordance with the Company's articles of association.

Mr H E Norton and Sir CK Chow have completed nine years' service on the Board and will therefore offer themselves for re-election at this year's AGM, in accordance with the recommendations of the Combined Code.

Mr Ho KwonPing having completed nine years' service on the Board will retire at the conclusion of this year's AGM.

Mr Davies, Mr DeNoma, Mr Sanderson and Mr Sands have service contracts with a notice period of one year. Sir CK Chow, Mr Markham and Mr Norton are non-executive directors and do not have service contracts.

Directors' Interests
The directors' beneficial interests in the ordinary shares of the Company as at 31 December 2005 are shown in the Directors' Remuneration Report on pages 49 to 61.

Qualifying third party indemnities
At the 2005 AGM, the Company's articles of association were amended to reflect the changes in law, in respect of granting qualifying third party indemnities, brought about by the Companies (Audit, Investigations and Community Enterprise) Act 2004. In February 2006, the Company granted qualifying third party indemnities to the directors of the Company and of Standard Chartered Bank, subject to and on terms consistent with the Company's articles of association and the Companies Act 1985 (as amended by the Companies (Audit, Investigations and Community Enterprise) Act 2004. The indemnities remain in force at the time of this report.

Risk Management
The risk management objectives and policies of the Group, including its policy for hedging risk are set out in pages 28 to 36. The Group's exposure to credit risk is set out on pages 28 to 34, liquidity risk in note 47 to the accounts, and market risk in note 50 to the accounts. Company-only risks are managed as a part of overall Group risks.

Significant Contracts
There were no contracts of significance during the year in which any of the directors were materially interested.

Related Party Transactions
Details of transactions with directors and officers and other related parties are set out in note 51 to the accounts.

Employees
The Group employs almost 44,000 staff in 56 countries and territories. The average number of people employed by the Group in the United Kingdom during the year was 1,276 and their total remuneration for the year was $315 million. Employees in all the territories where the Group operates have the opportunity to participate in the Group's all-employee sharesave schemes. This encourages their contribution to the Group's performance. Further details of the sharesave schemes are given on page 18 and in note 40 to the accounts.

The employment policies of the Group are designed to meet the relevant social, statutory and market conditions and practices in each country where the Group operates. The Group communicates systematically with its employees on a wide range of issues. This is done by briefings to managers who are encouraged to hold subsequent meetings with staff and by circulars, publications and videos.

The Group recognises its social and statutory duty to employ disabled people and has followed a policy in the United Kingdom by providing, wherever possible, the same employment opportunities for disabled people as for others. If employees become disabled every effort is made to ensure their employment continues, with appropriate training where necessary. Further details of the Group's employees can be found in the Business Review on pages 12 to 21.

Areas of Operation
The Group has over 1,200 branches and corporate offices, as shown on pages 140 and 141.

Major Customers
Taken together, the five largest customers of the Group account for 1.53 per cent of the total interest income and other operating income of the Group in the year ended 31 December 2005.

Creditor Payment Policy
Operating businesses are responsible for agreeing the terms and conditions with their suppliers in the economies where they conduct business. It is the Group's policy to pay creditors when the amounts fall due for payment.

Standard Chartered PLC is a holding company and does not trade. Therefore, it is not considered meaningful to give a number of days' purchases outstanding for the Company at 31 December 2005. For the Group's operations in the United Kingdom, there were 56 days' purchases outstanding at 31 December 2005.

Report of the Directors

The directors have pleasure in submitting their report and the accounts of the Company and its subsidiaries for the year ended 31 December 2005.

Activities

The Company is a holding company co-ordinating the activities of its subsidiary undertakings which are principally engaged in the business of banking and the provision of other financial services.

The Chairman's Statement on pages 4 and 5, the Group Chief Executive's Review on pages 6 to 11 and the Financial and Business Reviews on pages 12 to 37 contain a review of the business of the Group during 2005, of recent events and of likely future developments.

Results

The results for the year are set out in the consolidated income statement on page 64.

Share Capital

During the year 3,525,788 ordinary shares were issued under the Company's employee share plans at prices between nil and 743 pence. On 23 May 2005, 11,700,000 new ordinary shares were issued to the 1995 Employee Benefit Trust at a price of 985.6 pence per share. These shares were issued to enable the Trust to satisfy exercises of options under the Company's Restricted Share Scheme, Performance Share Plan and Executive Share Option Schemes. Further details of the employee share plans and the Employee Benefit Trust can be found in note 40 to the accounts.

On 13 May 2005, 2,522,654 ordinary shares were issued instead of the 2004 final cash dividend. On 14 October 2005, 1,735,708 ordinary shares were issued instead of the 2005 interim cash dividend.

On 14 January 2005, 117,902,943 new ordinary shares were issued as a result of an institutional placing, at a price of 920 pence per share. These shares were issued to partially fund the acquisition of Korea First Bank (now called Standard Chartered First Bank Korea Limited).

On 12 January 2006, 3,401,290 new ordinary shares were issued as partial consideration for the Group's 20 per cent investment in Fleming Family & Partners Limited, at an average price of 1301 pence per share. Further details of these issues of ordinary shares and other matters relating to the Company's share capital can be found in note 37 to the accounts.

During 2005, the Company repurchased and cancelled 3,000 of its 8.9 per cent preference shares of $5 each. Following this repurchase and cancellation 328,388 US dollar preference shares remain in issue. Further details of this repurchase of US dollar preference shares can be found in note 37 to the accounts.

There were no repurchases of the Company's ordinary shares or sterling preference shares during 2005.

Dividends

The directors recommend the payment of a final dividend for 2005 of 45.06 cents per ordinary share to be paid on 12 May 2006 to shareholders on the register on 10 March 2006. The 2005 interim dividend of 18.94 cents per ordinary share was paid on 14 October 2005, making a total of 64 cents for the year.

The ordinary shareholders will again be offered the choice to receive their cash dividends in sterling, Hong Kong dollars or US dollars. It is also intended that the share dividend alternative to the cash dividend will be offered during 2006.

Substantial Shareholdings

As far as the directors are aware there were no shareholders as at 31 December 2005, with an interest in more than ten per cent in the Company's issued ordinary share capital.

At 2 March 2006, the Company had been notified of the following interests of three per cent or more in its issued ordinary share capital.

Shareholder	Number of ordinary shares	Percentage of issued ordinary share capital
Fidelity Investments	114,833,806	8.7004
Goodwood Park Hotel Limited*	64,180,842	4.8627
The estate of Tan Sri Khoo Teck Puat	61,663,304	4.6719
Glen Holdings (Private) Limited*	60,762,549	4.6037
Legal and General Investment Management Limited	52,851,306	4.0043
The Capital Group Companies Inc	52,419,701	3.9716

* Glen Holdings (Private) Limited is 100 per cent owned by Goodwood Park Hotel Limited, therefore the interest shown for Goodwood Park Hotel Limited includes the number of shares shown for Glen Holdings (Private) Limited.

Loan Capital

Details of the loan capital of the Company and its subsidiaries are set out in note 36 to the accounts.

Fixed Assets

Details of the fixed assets of the Company are set out in note 22 to the accounts. Details of the fixed assets of the Group are set out in notes 22, 24 and 25 to the accounts.

Report of the Directors continued

Directors
The directors of the Company at the date of this report are listed on pages 38 and 39. All of the directors held office throughout the year.

Miss V F Gooding was appointed as a non-executive director with effect from 1 January 2005 and was elected by the shareholders at the 2005 Annual General Meeting (AGM). Mr C A Keljik retired as a director on 5 May 2005.

Mr E M Davies, Mr M B DeNoma, Mr R H P Markham, Mr B K Sanderson and Mr P A Sands retire from office by rotation and will offer themselves for re-election at this year's AGM, in accordance with the Company's articles of association.

Mr H E Norton and Sir CK Chow have completed nine years' service on the Board and will therefore offer themselves for re-election at this year's AGM, in accordance with the recommendations of the Combined Code.

Mr Ho KwonPing having completed nine years' service on the Board will retire at the conclusion of this year's AGM.

Mr Davies, Mr DeNoma, Mr Sanderson and Mr Sands have service contracts with a notice period of one year. Sir CK Chow, Mr Markham and Mr Norton are non-executive directors and do not have service contracts.

Directors' Interests
The directors' beneficial interests in the ordinary shares of the Company as at 31 December 2005 are shown in the Directors' Remuneration Report on pages 49 to 61.

Qualifying third party indemnities
At the 2005 AGM, the Company's articles of association were amended to reflect the changes in law, in respect of granting qualifying third party indemnities, brought about by the Companies (Audit, Investigations and Community Enterprise) Act 2004. In February 2006, the Company granted qualifying third party indemnities to the directors of the Company and of Standard Chartered Bank, subject to and on terms consistent with the Company's articles of association and the Companies Act 1985 (as amended by the Companies (Audit, Investigations and Community Enterprise) Act 2004. The indemnities remain in force at the time of this report.

Risk Management
The risk management objectives and policies of the Group, including its policy for hedging risk are set out in pages 28 to 36. The Group's exposure to credit risk is set out on pages 28 to 34, liquidity risk in note 47 to the accounts, and market risk in note 50 to the accounts. Company-only risks are managed as a part of overall Group risks.

Significant Contracts
There were no contracts of significance during the year in which any of the directors were materially interested.

Related Party Transactions
Details of transactions with directors and officers and other related parties are set out in note 51 to the accounts.

Employees
The Group employs almost 44,000 staff in 56 countries and territories. The average number of people employed by the Group in the United Kingdom during the year was 1,276 and their total remuneration for the year was $315 million. Employees in all the territories where the Group operates have the opportunity to participate in the Group's all-employee sharesave schemes. This encourages their contribution to the Group's performance. Further details of the sharesave schemes are given on page 18 and in note 40 to the accounts.

The employment policies of the Group are designed to meet the relevant social, statutory and market conditions and practices in each country where the Group operates. The Group communicates systematically with its employees on a wide range of issues. This is done by briefings to managers who are encouraged to hold subsequent meetings with staff and by circulars, publications and videos.

The Group recognises its social and statutory duty to employ disabled people and has followed a policy in the United Kingdom by providing, wherever possible, the same employment opportunities for disabled people as for others. If employees become disabled every effort is made to ensure their employment continues, with appropriate training where necessary. Further details of the Group's employees can be found in the Business Review on pages 12 to 21.

Areas of Operation
The Group has over 1,200 branches and corporate offices, as shown on pages 140 and 141.

Major Customers
Taken together, the five largest customers of the Group account for 1.53 per cent of the total interest income and other operating income of the Group in the year ended 31 December 2005.

Creditor Payment Policy
Operating businesses are responsible for agreeing the terms and conditions with their suppliers in the economies where they conduct business. It is the Group's policy to pay creditors when the amounts fall due for payment.

Standard Chartered PLC is a holding company and does not trade. Therefore, it is not considered meaningful to give a number of days' purchases outstanding for the Company at 31 December 2005. For the Group's operations in the United Kingdom, there were 56 days' purchases outstanding at 31 December 2005.

Community Investment
The Group recognises its responsibility to invest in the communities where it operates and to act as a good corporate citizen. In 2005, the Group gave $7.7 million to fund the work of non-governmental organisations (of which $1.3 million was given to United Kingdom registered charities, focusing on supporting their work outside the United Kingdom). Further details of community projects can be found in the Business Review on pages 12 to 21.

HIV/AIDS Policy
The Group is committed to addressing social, health and human rights issues confronting its employees, their families and the communities in which it operates. The Group recognises that the principal competitive advantage of any business is gained through its employees, and this advantage is only sustainable if they are healthy, skilled and motivated. HIV/AIDS directly and indirectly impacts the Group's staff and therefore its business.

A policy on HIV/AIDS has been developed by the Group to be adopted across all the countries in which the Group operates and will apply to all staff and their families in a manner consistent with existing medical cover. A copy of the Group's HIV/AIDS policy is available to shareholders on the Company's website at: www.standardchartered.com/corporateresponsibility

Environmental Policy
The Group recognises that it should minimise any adverse impact of the conduct of business on the environment. It therefore aims to manage its businesses according to best practice with regard to the use of energy and other resources and by disposing of waste responsibly, by encouraging its customers to ensure that their products, processes and businesses do not damage the environment unnecessarily, and by taking environmental considerations into account in business decisions.

A copy of the Group's environmental report is available to shareholders on the Company's website at: www.standardchartered.com/corporateresponsibility

Social, Ethical and Environmental (SEE) Responsibilities
A report on SEE responsibilities can be found on page 48 and further details of the Group's policies on SEE risk can be found on the Company's website: www.standardchartered.com/corporateresponsibility

Corporate Governance
A report on corporate governance is included on pages 44 to 48.

Auditor
A resolution will be proposed at the 2006 AGM to reappoint KPMG Audit Plc as the auditor of the Company.

The directors have taken all necessary steps to make themselves and KPMG Audit Plc aware of any information needed in preparing the audit of the 2005 Annual Report and Accounts and as far as each of the directors is aware, there is no relevant audit information of which KPMG Audit Plc is unaware.

Annual General Meeting
The Company's AGM will be held at 12 noon (UK time) (7.00pm Hong Kong time) on Thursday 4 May 2006 at the Merchant Taylors' Hall, 30 Threadneedle Street, London EC2R 8JB. Details of the business to be transacted at the AGM are included in the accompanying Chairman's letter to shareholders.

By order of the Board

C B Brown
Group Company Secretary
2 March 2006

Corporate Governance

The Board of Standard Chartered PLC is responsible for ensuring proper standards of corporate governance are maintained and for accounting to shareholders.

This report has been prepared in accordance with the principles and provisions of the Code of Best Practice in the Combined Code on Corporate Governance issued by the Financial Reporting Council in July 2003 (the 'Combined Code'). The directors confirm that the Company complies with the principles of the Combined Code except that meeting major shareholders is not currently part of the induction programme for non-executive directors. An explanation of this exception is given in the section on independent non-executive directors below. Apart from that exception, the following report explains how the Company applies the principles of the Combined Code.

The Company is a public company, listed on both the London and Hong Kong stock exchanges, and has sufficient share capital in public hands.

The directors confirm that, throughout the financial year, the Company complied with the provisions of Appendix 14 of the Listing Rules of The Stock Exchange of Hong Kong Limited (the 'HK Listing Rules').

The directors confirm that Mrs A A Snow is the Company's qualified accountant for the purposes of Rule 3.24 of the HK Listing Rules.

The directors confirm that the Company has adopted a code of conduct regarding securities transactions by directors on terms no less exacting than required by Appendix 10 of the HK Listing Rules and that the directors of the Company complied with this code of conduct throughout the financial period.

The Board

The Board is made up of the Chairman, five executive directors and nine independent non-executive directors and is collectively responsible for the success of the Company. All the directors are subject to election by shareholders at the first Annual General Meeting (AGM) after their appointment and then to re-election at intervals of no more than three years.

The Board meets regularly and has a formal schedule of matters specifically reserved for its decision. These matters include determining and reviewing the strategy of the Company and the Group, overseeing the Group's compliance with statutory and regulatory obligations, issues relating to the Company's and the Group's capital, the Group's structure and areas of operation, financial reporting, ensuring there is a sound system of internal control and risk management, and appointments to the Board. The Board delegates matters to the executive directors and other senior management.

The Board has approximately eight scheduled meetings each year. At least two of these meetings are usually held in countries where the Group operates outside the United Kingdom. The directors use these overseas visits to meet staff, corporate customers, and government and regulatory officials.

The directors are given accurate, timely and clear information so that they can maintain full and effective control over strategic, financial, operational, compliance and governance issues.

The following table shows the number of Board and Committee meetings held during the year and the attendance of individual directors.

	Board (Scheduled)	Board (Ad hoc)	Audit & Risk Committee	Audit & Risk Committee (Ad hoc)	Corporate Responsibility and Community Committee	Nomination Committee	Remuneration Committee
Number of meetings in year	8	1	6	6	3	1	6
B K Sanderson	8	1	–	–	3	1	–
E M Davies	8	1	–	–	3	–	–
Sir CK Chow	8	1	–	–	–	–	–
M B DeNoma	8	0	–	–	–	–	–
J F T Dundas*	8	1	6	5	1/1	–	–
V F Gooding*	7	1	–	–	1/2	–	–
Ho KwonPing	7	0	–	–	–	–	5
R H P Markham	6	1	6	5	–	1	–
R Markland	8	1	6	4	–	1	6
R H Meddings	8	1	–	–	–	–	–
K S Nargolwala	7	1	–	–	–	–	–
H E Norton	8	1	6	4	–	1	6
P A Sands	8	1	–	–	–	–	–
P D Skinner	6	0	–	–	–	–	6
O H J Stocken	7	0	–	–	–	–	5

* Mr Dundas and Miss Gooding were appointed to the Corporate Responsibility and Community Committee on 1 November 2005 and 5 May 2005 respectively.

Community Investment
The Group recognises its responsibility to invest in the communities where it operates and to act as a good corporate citizen. In 2005, the Group gave $7.7 million to fund the work of non-governmental organisations (of which $1.3 million was given to United Kingdom registered charities, focusing on supporting their work outside the United Kingdom). Further details of community projects can be found in the Business Review on pages 12 to 21.

HIV/AIDS Policy
The Group is committed to addressing social, health and human rights issues confronting its employees, their families and the communities in which it operates. The Group recognises that the principal competitive advantage of any business is gained through its employees, and this advantage is only sustainable if they are healthy, skilled and motivated. HIV/AIDS directly and indirectly impacts the Group's staff and therefore its business.

A policy on HIV/AIDS has been developed by the Group to be adopted across all the countries in which the Group operates and will apply to all staff and their families in a manner consistent with existing medical cover. A copy of the Group's HIV/AIDS policy is available to shareholders on the Company's website at: www.standardchartered.com/corporateresponsibility

Environmental Policy
The Group recognises that it should minimise any adverse impact of the conduct of business on the environment. It therefore aims to manage its businesses according to best practice with regard to the use of energy and other resources and by disposing of waste responsibly, by encouraging its customers to ensure that their products, processes and businesses do not damage the environment unnecessarily, and by taking environmental considerations into account in business decisions.

A copy of the Group's environmental report is available to shareholders on the Company's website at: www.standardchartered.com/corporateresponsibility

Social, Ethical and Environmental (SEE) Responsibilities
A report on SEE responsibilities can be found on page 48 and further details of the Group's policies on SEE risk can be found on the Company's website: www.standardchartered.com/corporateresponsibility

Corporate Governance
A report on corporate governance is included on pages 44 to 48.

Auditor
A resolution will be proposed at the 2006 AGM to reappoint KPMG Audit Plc as the auditor of the Company.

The directors have taken all necessary steps to make themselves and KPMG Audit Plc aware of any information needed in preparing the audit of the 2005 Annual Report and Accounts and as far as each of the directors is aware, there is no relevant audit information of which KPMG Audit Plc is unaware.

Annual General Meeting
The Company's AGM will be held at 12 noon (UK time) (7.00pm Hong Kong time) on Thursday 4 May 2006 at the Merchant Taylors' Hall, 30 Threadneedle Street, London EC2R 8JB. Details of the business to be transacted at the AGM are included in the accompanying Chairman's letter to shareholders.

By order of the Board

C B Brown
Group Company Secretary
2 March 2006

Corporate Governance

The Board of Standard Chartered PLC is responsible for ensuring proper standards of corporate governance are maintained and for accounting to shareholders.

This report has been prepared in accordance with the principles and provisions of the Code of Best Practice in the Combined Code on Corporate Governance issued by the Financial Reporting Council in July 2003 (the 'Combined Code'). The directors confirm that the Company complies with the principles of the Combined Code except that meeting major shareholders is not currently part of the induction programme for non-executive directors. An explanation of this exception is given in the section on independent non-executive directors below. Apart from that exception, the following report explains how the Company applies the principles of the Combined Code.

The Company is a public company, listed on both the London and Hong Kong stock exchanges, and has sufficient share capital in public hands.

The directors confirm that, throughout the financial year, the Company complied with the provisions of Appendix 14 of the Listing Rules of The Stock Exchange of Hong Kong Limited (the 'HK Listing Rules').

The directors confirm that Mrs A A Snow is the Company's qualified accountant for the purposes of Rule 3.24 of the HK Listing Rules.

The directors confirm that the Company has adopted a code of conduct regarding securities transactions by directors on terms no less exacting than required by Appendix 10 of the HK Listing Rules and that the directors of the Company complied with this code of conduct throughout the financial period.

The Board

The Board is made up of the Chairman, five executive directors and nine independent non-executive directors and is collectively responsible for the success of the Company. All the directors are subject to election by shareholders at the first Annual General Meeting (AGM) after their appointment and then to re-election at intervals of no more than three years.

The Board meets regularly and has a formal schedule of matters specifically reserved for its decision. These matters include determining and reviewing the strategy of the Company and the Group, overseeing the Group's compliance with statutory and regulatory obligations, issues relating to the Company's and the Group's capital, the Group's structure and areas of operation, financial reporting, ensuring there is a sound system of internal control and risk management, and appointments to the Board. The Board delegates matters to the executive directors and other senior management.

The Board has approximately eight scheduled meetings each year. At least two of these meetings are usually held in countries where the Group operates outside the United Kingdom. The directors use these overseas visits to meet staff, corporate customers, and government and regulatory officials.

The directors are given accurate, timely and clear information so that they can maintain full and effective control over strategic, financial, operational, compliance and governance issues.

The following table shows the number of Board and Committee meetings held during the year and the attendance of individual directors.

	Board (Scheduled)	Board (Ad hoc)	Audit & Risk Committee	Audit & Risk Committee (Ad hoc)	Corporate Responsibility and Community Committee	Nomination Committee	Remuneration Committee
Number of meetings in year	8	1	6	6	3	1	6
B K Sanderson	8	1	–	–	3	1	–
E M Davies	8	1	–	–	3	–	–
Sir CK Chow	8	1	–	–	–	–	–
M B DeNoma	8	0	–	–	–	–	–
J F T Dundas*	8	1	6	5	1/1	–	–
V F Gooding*	7	1	–	–	1/2	–	–
Ho KwonPing	7	0	–	–	–	–	5
R H P Markham	6	1	6	5	–	1	–
R Markland	8	1	6	4	–	1	6
R H Meddings	8	1	–	–	–	–	–
K S Nargolwala	7	1	–	–	–	–	–
H E Norton	8	1	6	4	–	1	6
P A Sands	8	1	–	–	–	–	–
P D Skinner	6	0	–	–	–	–	6
O H J Stocken	7	0	–	–	–	–	5

* Mr Dundas and Miss Gooding were appointed to the Corporate Responsibility and Community Committee on 1 November 2005 and 5 May 2005 respectively.

The directors have a range of skills and experience and each brings an independent judgement and considerable knowledge to the Board's discussions. On appointment, each director receives a full, formal, tailored induction covering the Group's business and operations and also the legal, regulatory and other obligations of a director of a dual-listed company. As well as formal induction, directors receive training through a formal and structured programme to continually develop and update their knowledge and capabilities. Where an independent non-executive director is appointed to one of the Board's standing committees, additional training is given which is relevant to the committee appointment. The independent non-executive directors appointed during 2004 and 2005 have completed their induction programmes.

The Company has arranged appropriate insurance cover in respect of legal proceedings and other claims against its directors. In addition, the Company has granted qualifying third party indemnities to the directors of the Company subject to and on terms consistent with the Company's articles of association and the Companies Act 1985.

The Board's executive directors are not allowed more than one non-executive directorship of a FTSE 100 company. Details of the directors' other directorships can be found in their biographies on pages 38 to 39.

Chairman and Group Chief Executive
The Group Chairman, Mr B K Sanderson, is also chairman of The British United Provident Association Limited and during the year was appointed as a director of Durham County Cricket Club Holdings Limited, the Asian University for Women Support Foundation, the Commonwealth Business Council Limited and the International Federation of Red Cross and Red Crescent Societies. Significant changes to the external commitments of the Chairman are reported to the Board for its approval.

The roles and objectives of the Chairman and the Group Chief Executive are separate and have been approved by the Board.

Independent Non-executive Directors
The Board considers that all of the non-executive directors are independent and has received from each of them the annual confirmation of independence required by the HK Listing Rules. The names and biographies of the non-executive directors are set out on pages 38 and 39. The non-executive directors are appointed for an initial three-year term and are subject to periodic re-appointment in accordance with the Company's articles of association. The Chairman has regular meetings with the non-executive directors without the executive directors being present.

The proposals for the re-election of non-executive directors who have served on the Board for more than six years are covered in the section on the work of the Board Nomination Committee below.

Mr H E Norton is the Senior Independent Director and can be contacted in writing at the Company's registered office.

Although not part of their induction programme, the non-executive directors have the opportunity, if they wish, to attend meetings with major shareholders and analysts and they receive, in a timely manner, accurate information reflecting the views of the Company's institutional shareholders and other stakeholders. Major shareholders have the opportunity to meet with the Senior Independent Director to discuss any issues or concerns if they wish to do so.

The Board is aware of the other commitments of its non-executive directors and is satisfied that these do not conflict with their duties as directors of the Company. Changes to the commitments of the non-executive directors are reported to the Board.

The terms and conditions of the non-executive directors' appointments are available for inspection at the Company's registered office.

Board Committees
The Board has four standing committees with specific delegated authorities: the Audit and Risk Committee, the Board Nomination Committee, the Board Remuneration Committee and the Corporate Responsibility and Community Committee. Details of these committees and their members are given below.

Audit and Risk Committee
The members of the Audit and Risk Committee are:

Mr R H P Markham (chairman)	Ms R Markland
Mr J F T Dundas	Mr H E Norton

All the members of the Committee are independent non-executive directors. The Committee's chairman, Mr Markham, is a qualified accountant and has recent and relevant financial experience.

The Committee currently has six scheduled meetings each year. This reflects the importance the Board attaches to the role of the Committee and the amount of work it is required to carry out.

The Committee reviews and monitors the integrity of the Company's annual and interim financial statements, circulars to shareholders and any formal announcements relating to the Group's financial performance, including significant financial reporting judgements contained in them. It keeps under review the appropriateness of the Group's accounting policies and considers changes to them. Ultimate responsibility for the approval of the annual and interim financial statements rests with the Board.

At least once a year, the Committee meets with the external auditor and Group Head of Internal Audit without management being present to discuss matters relating to the auditor's remit and any issues arising from the audit.

In relation to the Group's internal audit function the Committee's responsibilities include:

- monitoring and assessing the role and effectiveness of the Group's internal audit function and receiving reports from the Group Head of Internal Audit on these matters; and
- considering the appointment, resignation or dismissal of the Group Head of Internal Audit.

In relation to the Group's external auditor the Committee's responsibilities include:

- considering and making recommendations to the Board on the appointment, re-appointment, resignation or dismissal of the external auditor;
- approving the terms of engagement, nature and scope of the audit;
- reviewing the findings of the audit including any major issues that arose during the course of the audit; and
- reviewing and monitoring the cost effectiveness of the audit taking into consideration relevant UK professional and regulatory requirements and approving the audit fee.

The Committee reviews the Group's internal financial controls and the Group's internal control and risk management systems and reports on these to the Board. Details of the Company's internal controls and how risk is managed can be found below under the heading 'Internal Controls'.

Arrangements have been put in place by which the Company's employees may, in confidence, raise concerns about possible improprieties in matters of financial reporting or other matters. These arrangements are covered in the Company's 'Speaking Up' policy, commonly known as a 'whistle-blowing policy'.

Corporate Governance continued

The Audit and Risk Committee is responsible for reviewing these arrangements and for ensuring that any matters of concern are investigated.

Board Nomination Committee
The members of the Board Nomination Committee are:

Mr B K Sanderson (chairman)	Ms R Markland
Mr R H P Markham	Mr H E Norton

All of the Committee members, with the exception of Mr Sanderson, are independent non-executive directors.

The Committee's responsibilities include:

- reviewing the structure, size and composition of the Board and making recommendations with regard to any adjustments that the Committee deems necessary to ensure the Board has the optimum balance of skills, knowledge and experience;
- where Board vacancies arise, evaluating the skill, knowledge and experience needed to fill the vacancy, and identifying and nominating suitable candidates to the Board; and
- keeping under review the succession plans for the Group relating to both directors and other senior executives and making consequential recommendations to the Board.

The Committee is also responsible for making recommendations for the appointment of the Group Chairman, Group Chief Executive or any other director. The Group Chairman will not chair any meeting at which the Committee is considering the appointment of a successor to the Group Chairman.

In the selection process for new directors, the Committee can consult external advisors and an external search consultant was used in the selection process prior to the appointment of Miss V F Gooding as an independent non-executive director with effect from 1 January 2005.

Before recommending the appointment of a non-executive director, the Committee would consider the suitability of a candidate against the skills, knowledge and experience required to produce a balanced Board. In addition, the Committee would take into account whether the candidate would have an appropriate amount of time to devote to their duties.

During the year the Committee reviewed the Group's succession planning processes and the succession plans relating to the executive directors and other senior executives. The Committee has reviewed the performance of the non-executive directors standing for re-election at the 2006 AGM and made recommendations to the Board on their re-election.

Sir CK Chow and Mr H E Norton have served on the Board for more than nine years and at the 2006 AGM will offer themselves for re-election in accordance with the provisions of the Combined Code. In considering the recommendation that these directors stand for re-election, the Committee reviewed their performance and contribution made to the deliberations and decisions of the Board during 2005 rigorously and, as part of its review, took into account the need for progressive refreshing of the Board. The Committee believes that Sir CK Chow and Mr Norton continue to be committed to the Company and independent in character and judgement and therefore fully supports the proposal to re-elect Sir CK Chow and Mr Norton as independent non-executive directors.

Board Remuneration Committee
The members of the Board Remuneration Committee are:

Mr H E Norton (chairman)	Mr P D Skinner
Mr Ho KwonPing	Mr O H J Stocken
Ms R Markland	

All of the Committee members are independent non-executive directors. The Committee determines the pay and benefits of the Group Chairman, executive directors and senior management. The remuneration of all directors and senior management is subject to regular monitoring to ensure that levels of remuneration and compensation are appropriate.

A statement of the Company's remuneration policy for directors and details of the work of the Committee are included in the Directors' Remuneration Report on pages 49 to 61.

Corporate Responsibility and Community Committee
The members of the Corporate Responsibility and Community Committee are:

Mr B K Sanderson (chairman)	Mr J F T Dundas
Mr E M Davies	Miss V F Gooding

The Committee was established by the Board in February 2005, to deal with matters relating to environment protection, social investment, economic development and other corporate responsibility and community matters.

The Committee's responsibilities include:

- ensuring that the Group's corporate responsibility and community aspirations and business activities are aligned;
- responding to emerging corporate responsibility issues arising from new regulation, legislation, stakeholder guidance and reporting;
- promoting the availability of accurate and reliable corporate responsibility and community data; and
- ensuring that the Group is in a position to report annually on Corporate Responsibility and Community activity in line with best practice.

During the year the Committee received presentations on a range of subjects including the Financial Services sector's response to climate change, the social and environmental risks associated with lending activity and microfinance and financial inclusion.

The Committee ensures that the Group continues to make progress in its efforts to understand and respond to the concerns and interests of stakeholders. The Group has a formal plan for stakeholder engagement that builds on the comprehensive work already carried out on employee engagement and customer satisfaction. In 2005, this plan focused at a Group-level on the socially responsible investment analyst community, non-governmental organisations and on the development and environmental divisions within the UK government.

The findings of this ongoing stakeholder research, alongside peer analysis and consideration of recognised corporate responsibility benchmarks and indices are used in setting the agendas for the Committee's meetings.

The directors have a range of skills and experience and each brings an independent judgement and considerable knowledge to the Board's discussions. On appointment, each director receives a full, formal, tailored induction covering the Group's business and operations and also the legal, regulatory and other obligations of a director of a dual-listed company. As well as formal induction, directors receive training through a formal and structured programme to continually develop and update their knowledge and capabilities. Where an independent non-executive director is appointed to one of the Board's standing committees, additional training is given which is relevant to the committee appointment. The independent non-executive directors appointed during 2004 and 2005 have completed their induction programmes.

The Company has arranged appropriate insurance cover in respect of legal proceedings and other claims against its directors. In addition, the Company has granted qualifying third party indemnities to the directors of the Company subject to and on terms consistent with the Company's articles of association and the Companies Act 1985.

The Board's executive directors are not allowed more than one non-executive directorship of a FTSE 100 company. Details of the directors' other directorships can be found in their biographies on pages 38 to 39.

Chairman and Group Chief Executive

The Group Chairman, Mr B K Sanderson, is also chairman of The British United Provident Association Limited and during the year was appointed as a director of Durham County Cricket Club Holdings Limited, the Asian University for Women Support Foundation, the Commonwealth Business Council Limited and the International Federation of Red Cross and Red Crescent Societies. Significant changes to the external commitments of the Chairman are reported to the Board for its approval.

The roles and objectives of the Chairman and the Group Chief Executive are separate and have been approved by the Board.

Independent Non-executive Directors

The Board considers that all of the non-executive directors are independent and has received from each of them the annual confirmation of independence required by the HK Listing Rules. The names and biographies of the non-executive directors are set out on pages 38 and 39. The non-executive directors are appointed for an initial three-year term and are subject to periodic re-appointment in accordance with the Company's articles of association. The Chairman has regular meetings with the non-executive directors without the executive directors being present.

The proposals for the re-election of non-executive directors who have served on the Board for more than six years are covered in the section on the work of the Board Nomination Committee below.

Mr H E Norton is the Senior Independent Director and can be contacted in writing at the Company's registered office.

Although not part of their induction programme, the non-executive directors have the opportunity, if they wish, to attend meetings with major shareholders and analysts and they receive, in a timely manner, accurate information reflecting the views of the Company's institutional shareholders and other stakeholders. Major shareholders have the opportunity to meet with the Senior Independent Director to discuss any issues or concerns if they wish to do so.

The Board is aware of the other commitments of its non-executive directors and is satisfied that these do not conflict with their duties as directors of the Company. Changes to the commitments of the non-executive directors are reported to the Board.

The terms and conditions of the non-executive directors' appointments are available for inspection at the Company's registered office.

Board Committees

The Board has four standing committees with specific delegated authorities: the Audit and Risk Committee, the Board Nomination Committee, the Board Remuneration Committee and the Corporate Responsibility and Community Committee. Details of these committees and their members are given below.

Audit and Risk Committee

The members of the Audit and Risk Committee are:

Mr R H P Markham (chairman)	Ms R Markland
Mr J F T Dundas	Mr H E Norton

All the members of the Committee are independent non-executive directors. The Committee's chairman, Mr Markham, is a qualified accountant and has recent and relevant financial experience.

The Committee currently has six scheduled meetings each year. This reflects the importance the Board attaches to the role of the Committee and the amount of work it is required to carry out.

The Committee reviews and monitors the integrity of the Company's annual and interim financial statements, circulars to shareholders and any formal announcements relating to the Group's financial performance, including significant financial reporting judgements contained in them. It keeps under review the appropriateness of the Group's accounting policies and considers changes to them. Ultimate responsibility for the approval of the annual and interim financial statements rests with the Board.

At least once a year, the Committee meets with the external auditor and Group Head of Internal Audit without management being present to discuss matters relating to the auditor's remit and any issues arising from the audit.

In relation to the Group's internal audit function the Committee's responsibilities include:

- monitoring and assessing the role and effectiveness of the Group's internal audit function and receiving reports from the Group Head of Internal Audit on these matters; and
- considering the appointment, resignation or dismissal of the Group Head of Internal Audit.

In relation to the Group's external auditor the Committee's responsibilities include:

- considering and making recommendations to the Board on the appointment, re-appointment, resignation or dismissal of the external auditor;
- approving the terms of engagement, nature and scope of the audit;
- reviewing the findings of the audit including any major issues that arose during the course of the audit; and
- reviewing and monitoring the cost effectiveness of the audit taking into consideration relevant UK professional and regulatory requirements and approving the audit fee.

The Committee reviews the Group's internal financial controls and the Group's internal control and risk management systems and reports on these to the Board. Details of the Company's internal controls and how risk is managed can be found below under the heading 'Internal Controls'.

Arrangements have been put in place by which the Company's employees may, in confidence, raise concerns about possible improprieties in matters of financial reporting or other matters. These arrangements are covered in the Company's 'Speaking Up' policy, commonly known as a 'whistle-blowing policy'.

Corporate Governance continued

The Audit and Risk Committee is responsible for reviewing these arrangements and for ensuring that any matters of concern are investigated.

Board Nomination Committee
The members of the Board Nomination Committee are:

Mr B K Sanderson (chairman)	Ms R Markland
Mr R H P Markham	Mr H E Norton

All of the Committee members, with the exception of Mr Sanderson, are independent non-executive directors.

The Committee's responsibilities include:

- reviewing the structure, size and composition of the Board and making recommendations with regard to any adjustments that the Committee deems necessary to ensure the Board has the optimum balance of skills, knowledge and experience;
- where Board vacancies arise, evaluating the skill, knowledge and experience needed to fill the vacancy, and identifying and nominating suitable candidates to the Board; and
- keeping under review the succession plans for the Group relating to both directors and other senior executives and making consequential recommendations to the Board.

The Committee is also responsible for making recommendations for the appointment of the Group Chairman, Group Chief Executive or any other director. The Group Chairman will not chair any meeting at which the Committee is considering the appointment of a successor to the Group Chairman.

In the selection process for new directors, the Committee can consult external advisors and an external search consultant was used in the selection process prior to the appointment of Miss V F Gooding as an independent non-executive director with effect from 1 January 2005.

Before recommending the appointment of a non-executive director, the Committee would consider the suitability of a candidate against the skills, knowledge and experience required to produce a balanced Board. In addition, the Committee would take into account whether the candidate would have an appropriate amount of time to devote to their duties.

During the year the Committee reviewed the Group's succession planning processes and the succession plans relating to the executive directors and other senior executives. The Committee has reviewed the performance of the non-executive directors standing for re-election at the 2006 AGM and made recommendations to the Board on their re-election.

Sir CK Chow and Mr H E Norton have served on the Board for more than nine years and at the 2006 AGM will offer themselves for re-election in accordance with the provisions of the Combined Code. In considering the recommendation that these directors stand for re-election, the Committee reviewed their performance and contribution made to the deliberations and decisions of the Board during 2005 rigorously and, as part of its review, took into account the need for progressive refreshing of the Board. The Committee believes that Sir CK Chow and Mr Norton continue to be committed to the Company and independent in character and judgement and therefore fully supports the proposal to re-elect Sir CK Chow and Mr Norton as independent non-executive directors.

Board Remuneration Committee
The members of the Board Remuneration Committee are:

Mr H E Norton (chairman)	Mr P D Skinner
Mr Ho KwonPing	Mr O H J Stocken
Ms R Markland	

All of the Committee members are independent non-executive directors. The Committee determines the pay and benefits of the Group Chairman, executive directors and senior management. The remuneration of all directors and senior management is subject to regular monitoring to ensure that levels of remuneration and compensation are appropriate.

A statement of the Company's remuneration policy for directors and details of the work of the Committee are included in the Directors' Remuneration Report on pages 49 to 61.

Corporate Responsibility and Community Committee
The members of the Corporate Responsibility and Community Committee are:

Mr B K Sanderson (chairman)	Mr J F T Dundas
Mr E M Davies	Miss V F Gooding

The Committee was established by the Board in February 2005, to deal with matters relating to environment protection, social investment, economic development and other corporate responsibility and community matters.

The Committee's responsibilities include:

- ensuring that the Group's corporate responsibility and community aspirations and business activities are aligned;
- responding to emerging corporate responsibility issues arising from new regulation, legislation, stakeholder guidance and reporting;
- promoting the availability of accurate and reliable corporate responsibility and community data; and
- ensuring that the Group is in a position to report annually on Corporate Responsibility and Community activity in line with best practice.

During the year the Committee received presentations on a range of subjects including the Financial Services sector's response to climate change, the social and environmental risks associated with lending activity and microfinance and financial inclusion.

The Committee ensures that the Group continues to make progress in its efforts to understand and respond to the concerns and interests of stakeholders. The Group has a formal plan for stakeholder engagement that builds on the comprehensive work already carried out on employee engagement and customer satisfaction. In 2005, this plan focused at a Group-level on the socially responsible investment analyst community, non-governmental organisations and on the development and environmental divisions within the UK government.

The findings of this ongoing stakeholder research, alongside peer analysis and consideration of recognised corporate responsibility benchmarks and indices are used in setting the agendas for the Committee's meetings.

Terms of Reference
The schedule of matters reserved for the Board, the roles and responsibilities of the Chairman and Group Chief Executive and the terms of reference for the Audit and Risk Committee, the Board Nomination Committee, the Board Remuneration Committee and the Corporate Responsibility and Community Committee are available on the Company's website and available for inspection at the Company's registered office.

Independent Professional Advice
Directors may, in appropriate circumstances, take independent professional advice at the Company's expense. All of the directors have access to the Group Company Secretary, who is responsible for ensuring that Board procedures are followed and that applicable laws and regulations are complied with. The appointment and removal of the Group Company Secretary is a matter for the whole Board.

The Board's standing committees are able to take independent professional advice or use external consultants, where appropriate, at the Company's expense.

Performance Evaluation
The Board is responsible for ensuring that a rigorous evaluation is carried out of its performance, and that of its committees and individual directors.

During 2005 a formal evaluation of the effectiveness of the Board and its Committees was conducted using the services of an external facilitator who conducted interviews with each of the directors, members of the Group Management Committee and the Group Company Secretary. A report was distributed to each director and discussed by the Board. In addition, the Audit and Risk Committee and the Board Remuneration Committee each conducted their own internal reviews of their effectiveness. Individual appraisals of the directors have been undertaken by the Chairman, Group Chief Executive and Board Nomination Committee as appropriate. The independent non-executive directors, led by the Senior Independent Director, evaluated the Chairman's performance, taking into account the views of all the directors.

Relations with Shareholders
The Board recognises the importance of good communications with all shareholders. There is a regular dialogue with institutional shareholders and general presentations are made when the financial results are announced. The AGM is used as an opportunity to communicate with all shareholders.

The Combined Code requires companies to post the notice of the AGM to shareholders at least 20 working days before the date of the meeting. The Company aims to achieve this and will always give shareholders the 21 days' notice required by the Companies Act 1985 and the HK Listing Rules. Separate resolutions are proposed for each substantially separate issue. The Company displays the proxy voting results on each resolution at the AGM and on the Company's website. The notice of AGM is also available on audio cassette and CD.

The Company encourages its shareholders to receive the Company's corporate documents electronically. The annual and interim financial statements, notice of AGM and dividend circulars are all available electronically. Shareholders are also able to vote electronically on the resolutions being put to the AGM.

Auditor Independence and Objectivity
The Company has adopted a policy on the use of non-audit services provided by the Company's external auditor, KPMG Audit Plc (KPMG). The Committee's pre-approval is required before the Company uses non-audit services that fall within definitions contained in the policy. The non-audit services of KPMG will only be used where the Company benefits in a cost-effective manner and the auditor maintains the necessary degree of independence and objectivity.

In addition to audit related services, KPMG provided the following types of services in 2005:

- tax advisory and compliance;
- advice and support with due diligence exercises;
- advice on IFRS accounting;
- regulatory reviews and reporting;
- anti-money laundering advice;
- corporate recovery services; and
- risk and compliance advisory services.

Details of the amounts paid to KPMG during the year for audit and non-audit services are set out in note 7 to the accounts.

Going Concern
The Board confirms that it is satisfied that the Group has adequate resources to continue in business for the foreseeable future. For this reason it continues to adopt the going concern basis when preparing the financial statements.

Internal Control
The Board is committed to managing risk and to controlling its business and financial activities in a manner which enables it to maximise profitable business opportunities, avoid or reduce risks which can cause loss or reputational damage, ensure compliance with applicable laws and regulations, and enhance resilience to external events. To achieve this, the Board has established a process for the identification, evaluation and management of the risks faced by the Group which operated through the year ended 31 December 2005 and to 2 March 2006, the date the Board approved this annual report and accounts. It should be recognised that such a process can only provide reasonable, not absolute, assurance against material misstatement or loss. This process is reviewed regularly by the Board and meets the requirements of the guidance entitled 'Internal Control: Guidance for Directors on the Combined Code' issued by the Institute of Chartered Accountants in England and Wales in 1999. The system of internal control of the Group is also subject to regulatory oversight in the United Kingdom and overseas.

The Financial Review on pages 22 to 37 describes the Group's risk management structure. The Group's business is conducted within a developed control framework, underpinned by policy statements, written procedures and control manuals. This ensures that there are written policies and procedures to identify and manage risk including operational risk, country risk, liquidity risk, regulatory risk, legal risk, reputational risk, market risk and credit risk. The Board has established a management structure that clearly defines roles, responsibilities and reporting lines. Delegated authorities are documented and communicated. Executive risk committees regularly review the Group's risk profile.

The performance of the Group's businesses is reported regularly to senior line management and the Board. Performance trends and forecasts, as well as actual performance against budgets and prior periods, are closely monitored. Financial information is prepared using appropriate accounting policies, which are applied consistently. Operational procedures and controls have been established to facilitate complete, accurate and timely processing of transactions and the safeguarding of assets. These controls include appropriate segregation of duties, the regular reconciliation of accounts, and the valuation of assets and positions.

Corporate Governance continued

The effectiveness of the Group's internal control system is reviewed regularly by the Board, its committees, Group management, and Group Internal Audit. Group Internal Audit monitors compliance with policies and standards and the effectiveness of internal control structures across the Group. The work of Group Internal Audit is focused on the areas of greatest risk as determined by a risk based assessment methodology. Group Internal Audit reports regularly to the Audit and Risk Committee, the Chairman and to the Group Chief Executive. The findings of all adverse audits are reported to the Group Chief Executive and immediate corrective action is required.

The Audit and Risk Committee has reviewed the effectiveness of the Group's system of internal control during the year ended 31 December 2005 and reported to the Board. The review was supported by an annual business self-certification process, which was managed by Group Internal Audit. The Committee has also reviewed the recommendations for provisions against bad or doubtful loans and other credit exposures.

During 2004, Standard Chartered Bank entered into a Written Agreement with the Federal Reserve Bank of New York and the New York State Banking Department to address deficiencies relating to compliance with applicable federal and state laws, rules and regulations governing anti-money laundering. The Written Agreement remained in place during 2005. Significant remediation has been achieved and is being closely monitored by the Board.

Group Code of Conduct
The Board has approved a Group Code of Conduct relating to the lawful and ethical conduct of business. These requirements are supported by the Group's core values. The Group Code of Conduct has been communicated to all employees. All employees are expected to observe high standards of integrity and fair dealing in relation to customers, staff, and regulators in the communities in which the Group operates.

Social, Ethical and Environmental Responsibilities
The Group complies with the guidelines issued by the Association of British Insurers on socially responsible investment and reporting on social, ethical and environmental (SEE) matters and is committed to the communities and environments in which it operates. The Board is responsible for ensuring that high standards of responsible business are maintained and that an effective control framework is in place. The Group has established and maintains policies and procedures in relation to SEE related risks. Details of these policies can be found on the Company's website: www.standardchartered.com/corporateresponsibility. Through the Group's risk management structure and control framework, the Board receives regular and adequate information to identify and assess significant risks and opportunities arising from SEE matters. Formal training arrangements are in place for key SEE issues, including arrangements for directors.

Designated policy owners monitor risks in their area. They also work with line management to assist them in designing procedures to ensure compliance with these requirements. In every country, the Country Management Committee (Manco) supported by the Country Operational Risk Group (CORG) is responsible for ensuring there are risk management frameworks in place to monitor, manage and report SEE risk. The Country Chief Executives chair both the Mancos and CORGs.

Compliance with these policies and procedures is the responsibility of all managers. In assessing, incentivising and rewarding performance, guidance to managers was published during 2002. This explicitly states that account should be taken of adherence to all relevant Group policies, including those associated with SEE risk. Significant exceptions and emerging risks are escalated to senior management through clearly documented internal reporting procedures such as Manco.

Group Internal Audit monitors compliance with policies and standards and effectiveness of the Group's internal control structures through its programme of business audits and annual 'Turnbull Review'.

Key areas of risk are those associated with customers' social issues and any impact they may have on the natural environment. The Board recognises its responsibility to manage these risks and that failure to manage them adequately would have an adverse impact on the Group's business. These risks are implicitly recognised in reaching lending decisions explicitly identified in the Group's lending policies. During 2003, the Group adopted the Equator Principles that set procedures, based on the International Finance Corporation guidelines, for recognising the environmental and social impacts and risks associated with project finance. The Principles have been embedded in our project finance lending policy and procedures.

The Group continues to review and, where appropriate, strengthen its money laundering prevention policies, procedures and training.

The Board is not aware of any material exceptions to its policies.

Terms of Reference
The schedule of matters reserved for the Board, the roles and responsibilities of the Chairman and Group Chief Executive and the terms of reference for the Audit and Risk Committee, the Board Nomination Committee, the Board Remuneration Committee and the Corporate Responsibility and Community Committee are available on the Company's website and available for inspection at the Company's registered office.

Independent Professional Advice
Directors may, in appropriate circumstances, take independent professional advice at the Company's expense. All of the directors have access to the Group Company Secretary, who is responsible for ensuring that Board procedures are followed and that applicable laws and regulations are complied with. The appointment and removal of the Group Company Secretary is a matter for the whole Board.

The Board's standing committees are able to take independent professional advice or use external consultants, where appropriate, at the Company's expense.

Performance Evaluation
The Board is responsible for ensuring that a rigorous evaluation is carried out of its performance, and that of its committees and individual directors.

During 2005 a formal evaluation of the effectiveness of the Board and its Committees was conducted using the services of an external facilitator who conducted interviews with each of the directors, members of the Group Management Committee and the Group Company Secretary. A report was distributed to each director and discussed by the Board. In addition, the Audit and Risk Committee and the Board Remuneration Committee each conducted their own internal reviews of their effectiveness. Individual appraisals of the directors have been undertaken by the Chairman, Group Chief Executive and Board Nomination Committee as appropriate. The independent non-executive directors, led by the Senior Independent Director, evaluated the Chairman's performance, taking into account the views of all the directors.

Relations with Shareholders
The Board recognises the importance of good communications with all shareholders. There is a regular dialogue with institutional shareholders and general presentations are made when the financial results are announced. The AGM is used as an opportunity to communicate with all shareholders.

The Combined Code requires companies to post the notice of the AGM to shareholders at least 20 working days before the date of the meeting. The Company aims to achieve this and will always give shareholders the 21 days' notice required by the Companies Act 1985 and the HK Listing Rules. Separate resolutions are proposed for each substantially separate issue. The Company displays the proxy voting results on each resolution at the AGM and on the Company's website. The notice of AGM is also available on audio cassette and CD.

The Company encourages its shareholders to receive the Company's corporate documents electronically. The annual and interim financial statements, notice of AGM and dividend circulars are all available electronically. Shareholders are also able to vote electronically on the resolutions being put to the AGM.

Auditor Independence and Objectivity
The Company has adopted a policy on the use of non-audit services provided by the Company's external auditor, KPMG Audit Plc (KPMG). The Committee's pre-approval is required before the Company uses non-audit services that fall within definitions contained in the policy. The non-audit services of KPMG will only be used where the Company benefits in a cost-effective manner and the auditor maintains the necessary degree of independence and objectivity.

In addition to audit related services, KPMG provided the following types of services in 2005:

- tax advisory and compliance;
- advice and support with due diligence exercises;
- advice on IFRS accounting;
- regulatory reviews and reporting;
- anti-money laundering advice;
- corporate recovery services; and
- risk and compliance advisory services.

Details of the amounts paid to KPMG during the year for audit and non-audit services are set out in note 7 to the accounts.

Going Concern
The Board confirms that it is satisfied that the Group has adequate resources to continue in business for the foreseeable future. For this reason it continues to adopt the going concern basis when preparing the financial statements.

Internal Control
The Board is committed to managing risk and to controlling its business and financial activities in a manner which enables it to maximise profitable business opportunities, avoid or reduce risks which can cause loss or reputational damage, ensure compliance with applicable laws and regulations, and enhance resilience to external events. To achieve this, the Board has established a process for the identification, evaluation and management of the risks faced by the Group which operated through the year ended 31 December 2005 and to 2 March 2006, the date the Board approved this annual report and accounts. It should be recognised that such a process can only provide reasonable, not absolute, assurance against material misstatement or loss. This process is reviewed regularly by the Board and meets the requirements of the guidance entitled 'Internal Control: Guidance for Directors on the Combined Code' issued by the Institute of Chartered Accountants in England and Wales in 1999. The system of internal control of the Group is also subject to regulatory oversight in the United Kingdom and overseas.

The Financial Review on pages 22 to 37 describes the Group's risk management structure. The Group's business is conducted within a developed control framework, underpinned by policy statements, written procedures and control manuals. This ensures that there are written policies and procedures to identify and manage risk including operational risk, country risk, liquidity risk, regulatory risk, legal risk, reputational risk, market risk and credit risk. The Board has established a management structure that clearly defines roles, responsibilities and reporting lines. Delegated authorities are documented and communicated. Executive risk committees regularly review the Group's risk profile.

The performance of the Group's businesses is reported regularly to senior line management and the Board. Performance trends and forecasts, as well as actual performance against budgets and prior periods, are closely monitored. Financial information is prepared using appropriate accounting policies, which are applied consistently. Operational procedures and controls have been established to facilitate complete, accurate and timely processing of transactions and the safeguarding of assets. These controls include appropriate segregation of duties, the regular reconciliation of accounts, and the valuation of assets and positions.

Corporate Governance continued

The effectiveness of the Group's internal control system is reviewed regularly by the Board, its committees, Group management, and Group Internal Audit. Group Internal Audit monitors compliance with policies and standards and the effectiveness of internal control structures across the Group. The work of Group Internal Audit is focused on the areas of greatest risk as determined by a risk based assessment methodology. Group Internal Audit reports regularly to the Audit and Risk Committee, the Chairman and to the Group Chief Executive. The findings of all adverse audits are reported to the Group Chief Executive and immediate corrective action is required.

The Audit and Risk Committee has reviewed the effectiveness of the Group's system of internal control during the year ended 31 December 2005 and reported to the Board. The review was supported by an annual business self-certification process, which was managed by Group Internal Audit. The Committee has also reviewed the recommendations for provisions against bad or doubtful loans and other credit exposures.

During 2004, Standard Chartered Bank entered into a Written Agreement with the Federal Reserve Bank of New York and the New York State Banking Department to address deficiencies relating to compliance with applicable federal and state laws, rules and regulations governing anti-money laundering. The Written Agreement remained in place during 2005. Significant remediation has been achieved and is being closely monitored by the Board.

Group Code of Conduct

The Board has approved a Group Code of Conduct relating to the lawful and ethical conduct of business. These requirements are supported by the Group's core values. The Group Code of Conduct has been communicated to all employees. All employees are expected to observe high standards of integrity and fair dealing in relation to customers, staff, and regulators in the communities in which the Group operates.

Social, Ethical and Environmental Responsibilities

The Group complies with the guidelines issued by the Association of British Insurers on socially responsible investment and reporting on social, ethical and environmental (SEE) matters and is committed to the communities and environments in which it operates. The Board is responsible for ensuring that high standards of responsible business are maintained and that an effective control framework is in place. The Group has established and maintains policies and procedures in relation to SEE related risks. Details of these policies can be found on the Company's website: www.standardchartered.com/corporateresponsibility. Through the Group's risk management structure and control framework, the Board receives regular and adequate information to identify and assess significant risks and opportunities arising from SEE matters. Formal training arrangements are in place for key SEE issues, including arrangements for directors.

Designated policy owners monitor risks in their area. They also work with line management to assist them in designing procedures to ensure compliance with these requirements. In every country, the Country Management Committee (Manco) supported by the Country Operational Risk Group (CORG) is responsible for ensuring there are risk management frameworks in place to monitor, manage and report SEE risk. The Country Chief Executives chair both the Mancos and CORGs.

Compliance with these policies and procedures is the responsibility of all managers. In assessing, incentivising and rewarding performance, guidance to managers was published during 2002. This explicitly states that account should be taken of adherence to all relevant Group policies, including those associated with SEE risk. Significant exceptions and emerging risks are escalated to senior management through clearly documented internal reporting procedures such as Manco.

Group Internal Audit monitors compliance with policies and standards and effectiveness of the Group's internal control structures through its programme of business audits and annual 'Turnbull Review'.

Key areas of risk are those associated with customers' social issues and any impact they may have on the natural environment. The Board recognises its responsibility to manage these risks and that failure to manage them adequately would have an adverse impact on the Group's business. These risks are implicitly recognised in reaching lending decisions explicitly identified in the Group's lending policies. During 2003, the Group adopted the Equator Principles that set procedures, based on the International Finance Corporation guidelines, for recognising the environmental and social impacts and risks associated with project finance. The Principles have been embedded in our project finance lending policy and procedures.

The Group continues to review and, where appropriate, strengthen its money laundering prevention policies, procedures and training.

The Board is not aware of any material exceptions to its policies.

Directors' Remuneration Report

This report has been prepared by the Board Remuneration Committee and has been approved by the Board as a whole.

The report comprises the following sections:

- background information on the Board Remuneration Committee's (the "Committee's") members and advisors;
- the remuneration policy of the Group, executive directors and other employees;
- outline of the remuneration arrangements for executive directors and non-executive directors;
- detailed information on the Group's share plans;
- tabular information on directors' emoluments, pension arrangements and share awards; and
- tabular information on highest paid individuals.

Background information on the Committee

Committee Membership

The Committee comprises exclusively independent non-executive directors. The members of the Committee are Mr H E Norton (Committee Chairman), Mr Ho KwonPing, Ms R Markland, Mr P D Skinner and Mr O H J Stocken.

Role of the Committee

During 2005, the Committee met six times. Details of attendance at meetings by Committee members are shown on page 44.

The Committee has specific terms of reference. It considers and recommends to the Board the Group's remuneration policy and agrees the individual remuneration packages of the Group Chairman, Group Chief Executive and all other executive directors.

The Committee also reviews and approves the remuneration of certain other highly paid senior management of the Group. No directors are involved in determining their own remuneration.

Advisors to the Board Remuneration Committee

In 2004, the Committee appointed Kepler Associates as independent advisors to the Committee. Kepler advise the Committee on a range of executive compensation-related issues. Kepler do not provide any other advice/services to the Group.

In addition, during 2005, the Committee received advice from the Group Head of Human Resources (Mr T J Miller) and the Senior Reward Manager (Mr N A Cuthbertson). Their advice draws on formal remuneration survey data provided by McLagan Partners and Towers Perrin.

Towers Perrin also provided advice to the Group on executive compensation issues and, together with Clifford Chance LLP, on the design and operation of the Group's share plans. Clifford Chance LLP also advise on issues relating to executive directors' contracts.

Remuneration Policy

Group

The success of the Group depends upon the performance and commitment of talented employees. The Group's reward programmes support and drive our business strategy and reinforce our values. The Group's remuneration policy is to:

- support a strong performance-oriented culture and ensure that individual rewards and incentives relate directly to the performance of the individual, the operations and functions in which they work or for which they are responsible, the Group as a whole and the interests of shareholders; and
- maintain competitive awards that reflect the international nature of the Group and enable it to attract and retain talented executives of the highest quality internationally. Many of the Group's employees bring international experience and expertise to the Group and the Group recognises that it recruits from an international marketplace.

The Committee continually reviews the remuneration policy against significant regulatory developments, market practice and shareholder expectations.

Executive Directors

Target remuneration levels for the executive directors are set with reference to the median of the FTSE 30 and the Group's international competitors. These two groupings have business characteristics similar to the Group such as international scope of operations, complexity and size (both in financial terms and with regard to numbers of employees).

Although target remuneration levels are aligned to the market median, excellent performance by both the Group and by the individual executive director is rewarded with higher bonus levels and share awards, taking potential total compensation to the upper quartile or higher of the Group's key international competitors.

As the table below demonstrates, each executive director's target remuneration is structured to give the heaviest weighting to performance-related elements.

Base salary 35%
Cash bonus 30%
Long-term incentives* 35%

* Includes the element of the annual bonus deferred in shares and an expected value of target share awards.

Other Employees

The Committee considers the remuneration policy in the context of all employees across the Group.

Base salaries of employees are determined in a similar way to executive directors. The Group's approach is to ensure that target total compensation is benchmarked to the median of the relevant market in which the individual is employed. Potential total compensation is set at upper quartile or higher for excellent individual and business performance. In addition:

- All employees are eligible to receive a discretionary bonus dependent upon performance and their contractual position.
- All employees are eligible to participate in the Group's all-employee sharesave schemes.
- Core benefits are provided to all employees worldwide based on local regulations and competitive practice. These will normally include retirement benefits, medical insurance, life assurance and annual leave.
- All employees are eligible to receive an award under one or more of the Group's discretionary share schemes depending on performance and potential. The Group is actively looking to increase the level of equity participation enabling more employees to share in the Group's success, rewarding and retaining talent throughout the Group at all levels. In 2003 and 2004, over 700 and 1,250 employees respectively received a discretionary share award for the first time. In 2005, a further 1,000 were added to this total.
- The Group is keen that an element of each employee's total compensation is performance-related. The proportion of this variable compensation (which might be delivered through bonus and share awards) increases the more senior the executive is. In addition, as the chart below shows, the balance of shares as opposed to cash also increases with seniority. The chart also shows the typical level of target variable compensation for senior executives/management (the Group's bands 1-4) expressed as a percentage of base salary.

Directors' Remuneration Report continued

* excluding the Group Chairman.

Although the above principles apply Group-wide, there is some variation in how compensation is delivered. The Group employs almost 44,000 employees worldwide in 56 countries and territories. There are differing local market conditions which means compensation is often structured in different ways (for example, base salaries are not always the only element of core compensation).

Summary of proposed changes in approach to executive compensation and the Group's share plans

Since 2003, the Committee has implemented a series of changes designed to provide a better mix of performance related compensation, while keeping the overall value of incentives awarded to executives for on-target performance broadly unchanged. This has included increasing target bonus levels, introducing an automatic deferral in shares of part of the annual bonus and placing a greater reliance on performance shares compared to executive share options.

During 2005, the Committee reviewed the impact of the above changes as part of a broader review of the Group's long-term incentive plans. Shareholder approval will be sought at the 2006 Annual General Meeting for changes to these plans. The proposed changes can be summarised as follows:

- Complete the removal of executive share option awards from the remuneration package. The Committee believes that performance shares rather than options offer a clearer link between performance and reward as well as making a more efficient use of share capital.
- Increase the maximum award under the 2001 Performance Share Plan ("PSP") from 200% to 400% of base salary in any one year. This will enable awards to be made under PSP up to a broadly equivalent expected value to that provided under the current maximum award levels under the 2000 Executive Share Option Scheme ("2000 ESOS") and PSP combined. Awards will only be made at the proposed maximum in exceptional circumstances. In practice, a 'working maximum' of 325% of base salary will be adopted. The proposed target award level under the PSP is 150% of base salary per annum for all executive directors, but with the actual grant levels dependent, as now, on individual and Group performance. Both the proposed 'working maximum' and the target award levels have also been set to provide an equivalent expected value to that provided under the current arrangements.
- Amend the vesting schedule for the Total Shareholder Return ("TSR") performance condition under the PSP. Under the proposed vesting schedule:
  - 15% of the award will vest for median performance rather than 20% as is currently the case; and
  - full vesting will only occur if the Group's TSR performance is ranked third against the comparator group rather than fourth as is currently the case.
- Amend the earnings per share ("EPS") performance condition under PSP such that 15% of the award vests for threshold EPS performance rather than 20% as is currently the case.
- Extend eligibility for PSP so that it replaces the 1997 Restricted Share Scheme ("RSS") as the key long-term incentive plan for approximately a further 250 senior executives.
- Renew the RSS, with broadly the same terms and conditions as the current plan.

Remuneration arrangements for Executive Directors

Base Salaries

The Group policy is that base salary levels are set with reference to the median of the FTSE 30 and the Group's key international competitors. Salary levels are reviewed annually by the Committee taking account of the latest available market data.

Any increases in annual base salary are effective from 1 April of the relevant year. The average sterling salary increase for executive directors in 2005 (effective 1 April 2005) was 5.6 per cent. The increases in base salary were intended to align salary levels to those within the market. The annual base salary levels of executive directors as at 1 January 2005 and 31 December 2005 were as follows:

	1 January 2005	31 December 2005	Increase as a % of base salary
E M Davies	$1,365,150 (£750,000)	$1,456,160 (£800,000)	6.67%
M B DeNoma	$755,383 (£415,000)	$782,686 (£430,000)	3.61%
R H Meddings	$755,383 (£415,000)	$782,686 (£430,000)	3.61%
K S Nargolwala	$755,383 (£415,000)	$782,686 (£430,000)	3.61%
P A Sands	$864,595 (£475,000)	$955,605 (£525,000)	10.5%

Directors' Remuneration Report

This report has been prepared by the Board Remuneration Committee and has been approved by the Board as a whole.

The report comprises the following sections:

- background information on the Board Remuneration Committee's (the "Committee's") members and advisors;
- the remuneration policy of the Group, executive directors and other employees;
- outline of the remuneration arrangements for executive directors and non-executive directors;
- detailed information on the Group's share plans;
- tabular information on directors' emoluments, pension arrangements and share awards; and
- tabular information on highest paid individuals.

Background information on the Committee

Committee Membership

The Committee comprises exclusively independent non-executive directors. The members of the Committee are Mr H E Norton (Committee Chairman), Mr Ho KwonPing, Ms R Markland, Mr P D Skinner and Mr O H J Stocken.

Role of the Committee

During 2005, the Committee met six times. Details of attendance at meetings by Committee members are shown on page 44.

The Committee has specific terms of reference. It considers and recommends to the Board the Group's remuneration policy and agrees the individual remuneration packages of the Group Chairman, Group Chief Executive and all other executive directors.

The Committee also reviews and approves the remuneration of certain other highly paid senior management of the Group. No directors are involved in determining their own remuneration.

Advisors to the Board Remuneration Committee

In 2004, the Committee appointed Kepler Associates as independent advisors to the Committee. Kepler advise the Committee on a range of executive compensation-related issues. Kepler do not provide any other advice/services to the Group.

In addition, during 2005, the Committee received advice from the Group Head of Human Resources (Mr T J Miller) and the Senior Reward Manager (Mr N A Cuthbertson). Their advice draws on formal remuneration survey data provided by McLagan Partners and Towers Perrin.

Towers Perrin also provided advice to the Group on executive compensation issues and, together with Clifford Chance LLP, on the design and operation of the Group's share plans. Clifford Chance LLP also advise on issues relating to executive directors' contracts.

Remuneration Policy

Group

The success of the Group depends upon the performance and commitment of talented employees. The Group's reward programmes support and drive our business strategy and reinforce our values. The Group's remuneration policy is to:

- support a strong performance-oriented culture and ensure that individual rewards and incentives relate directly to the performance of the individual, the operations and functions in which they work or for which they are responsible, the Group as a whole and the interests of shareholders; and
- maintain competitive awards that reflect the international nature of the Group and enable it to attract and retain talented executives of the highest quality internationally. Many of the Group's employees bring international experience and expertise to the Group and the Group recognises that it recruits from an international marketplace.

The Committee continually reviews the remuneration policy against significant regulatory developments, market practice and shareholder expectations.

Executive Directors

Target remuneration levels for the executive directors are set with reference to the median of the FTSE 30 and the Group's international competitors. These two groupings have business characteristics similar to the Group such as international scope of operations, complexity and size (both in financial terms and with regard to numbers of employees).

Although target remuneration levels are aligned to the market median, excellent performance by both the Group and by the individual executive director is rewarded with higher bonus levels and share awards, taking potential total compensation to the upper quartile or higher of the Group's key international competitors.

As the table below demonstrates, each executive director's target remuneration is structured to give the heaviest weighting to performance-related elements.

Base salary 35%
Cash bonus 30%
Long-term incentives* 35%

* Includes the element of the annual bonus deferred in shares and an expected value of target share awards.

Other Employees

The Committee considers the remuneration policy in the context of all employees across the Group.

Base salaries of employees are determined in a similar way to executive directors. The Group's approach is to ensure that target total compensation is benchmarked to the median of the relevant market in which the individual is employed. Potential total compensation is set at upper quartile or higher for excellent individual and business performance. In addition:

- All employees are eligible to receive a discretionary bonus dependent upon performance and their contractual position.
- All employees are eligible to participate in the Group's all-employee sharesave schemes.
- Core benefits are provided to all employees worldwide based on local regulations and competitive practice. These will normally include retirement benefits, medical insurance, life assurance and annual leave.
- All employees are eligible to receive an award under one or more of the Group's discretionary share schemes depending on performance and potential. The Group is actively looking to increase the level of equity participation enabling more employees to share in the Group's success, rewarding and retaining talent throughout the Group at all levels. In 2003 and 2004, over 700 and 1,250 employees respectively received a discretionary share award for the first time. In 2005, a further 1,000 were added to this total.
- The Group is keen that an element of each employee's total compensation is performance-related. The proportion of this variable compensation (which might be delivered through bonus and share awards) increases the more senior the executive is. In addition, as the chart below shows, the balance of shares as opposed to cash also increases with seniority. The chart also shows the typical level of target variable compensation for senior executives/management (the Group's bands 1-4) expressed as a percentage of base salary.

Directors' Remuneration Report continued

* excluding the Group Chairman.

Although the above principles apply Group-wide, there is some variation in how compensation is delivered. The Group employs almost 44,000 employees worldwide in 56 countries and territories. There are differing local market conditions which means compensation is often structured in different ways (for example, base salaries are not always the only element of core compensation).

Summary of proposed changes in approach to executive compensation and the Group's share plans

Since 2003, the Committee has implemented a series of changes designed to provide a better mix of performance related compensation, while keeping the overall value of incentives awarded to executives for on-target performance broadly unchanged. This has included increasing target bonus levels, introducing an automatic deferral in shares of part of the annual bonus and placing a greater reliance on performance shares compared to executive share options.

During 2005, the Committee reviewed the impact of the above changes as part of a broader review of the Group's long-term incentive plans. Shareholder approval will be sought at the 2006 Annual General Meeting for changes to these plans. The proposed changes can be summarised as follows:

- Complete the removal of executive share option awards from the remuneration package. The Committee believes that performance shares rather than options offer a clearer link between performance and reward as well as making a more efficient use of share capital.
- Increase the maximum award under the 2001 Performance Share Plan ("PSP") from 200% to 400% of base salary in any one year. This will enable awards to be made under PSP up to a broadly equivalent expected value to that provided under the current maximum award levels under the 2000 Executive Share Option Scheme ("2000 ESOS") and PSP combined. Awards will only be made at the proposed maximum in exceptional circumstances. In practice, a 'working maximum' of 325% of base salary will be adopted. The proposed target award level under the PSP is 150% of base salary per annum for all executive directors, but with the actual grant levels dependent, as now, on individual and Group performance. Both the proposed 'working maximum' and the target award levels have also been set to provide an equivalent expected value to that provided under the current arrangements.
- Amend the vesting schedule for the Total Shareholder Return ("TSR") performance condition under the PSP. Under the proposed vesting schedule:
  - 15% of the award will vest for median performance rather than 20% as is currently the case; and
  - full vesting will only occur if the Group's TSR performance is ranked third against the comparator group rather than fourth as is currently the case.
- Amend the earnings per share ("EPS") performance condition under PSP such that 15% of the award vests for threshold EPS performance rather than 20% as is currently the case.
- Extend eligibility for PSP so that it replaces the 1997 Restricted Share Scheme ("RSS") as the key long-term incentive plan for approximately a further 250 senior executives.
- Renew the RSS, with broadly the same terms and conditions as the current plan.

Remuneration arrangements for Executive Directors

Base Salaries

The Group policy is that base salary levels are set with reference to the median of the FTSE 30 and the Group's key international competitors. Salary levels are reviewed annually by the Committee taking account of the latest available market data.

Any increases in annual base salary are effective from 1 April of the relevant year. The average sterling salary increase for executive directors in 2005 (effective 1 April 2005) was 5.6 per cent. The increases in base salary were intended to align salary levels to those within the market. The annual base salary levels of executive directors as at 1 January 2005 and 31 December 2005 were as follows:

	1 January 2005	31 December 2005	Increase as a % of base salary
E M Davies	$1,365,150 (£750,000)	$1,456,160 (£800,000)	6.67%
M B DeNoma	$755,383 (£415,000)	$782,686 (£430,000)	3.61%
R H Meddings	$755,383 (£415,000)	$782,686 (£430,000)	3.61%
K S Nargolwala	$755,383 (£415,000)	$782,686 (£430,000)	3.61%
P A Sands	$864,595 (£475,000)	$955,605 (£525,000)	10.5%

Annual Performance Bonus

Key Features

Executive directors are eligible to receive a discretionary annual bonus. The target and maximum award levels for executive directors remain at 125 per cent and 200 per cent of base salary. Two-thirds of any bonus payment is payable immediately in cash. The balance is deferred into shares in the Company, which are held for up to one year before being released to the executive. The deferred element is forfeited if the executive leaves voluntarily during that period. From 2005, a notional dividend will accrue on any deferred shares during the vesting period and will be delivered in the form of shares.

Determining Award Levels

Annual bonus awards are made on the basis of Group and individual performance.

During 2005, the Committee undertook a review of the target-setting process and the link between the achievement of targets and compensation decisions. The objective was to clarify the process.

The Committee assesses Group performance by considering a number of quantitative and qualitative measures, including earnings per share; revenue growth; costs and cost control; bad debts; pre-tax profits; risk management; cost to income ratio, total shareholder return, corporate social responsibility and customer service. When determining award levels, the Committee ensures that bonuses are consistent with the overall Group performance. It also compares the financial performance of the Group with that of its key international competitors.

Individual performance is appraised taking account not only of the results achieved by the individual but also their support of the Group's values and contribution to the collective leadership of the Group. The 'values' principle is applied throughout the organisation.

Each executive director has written objectives which are presented to the Committee at the start of the financial year and then assessed at the year-end.

The importance of individual performance as a determinant of the level of awards is reflected in the variation of actual bonus award levels made to executive directors in recent years. These award levels also reflect the exceptional Group performance over the past two years.

	Min award actually made (as percentage of base salary)	Max award actually made (as percentage of base salary)	Target award (as percentage of base salary)	Max award permitted (as percentage of base salary)
2005	154%	200%	125%	200%
2004	156%	200%	125%	200%

Long Term Incentives

In order to align the interests of executive directors with those of shareholders, the executive directors are eligible to participate in two of the Group's share incentive plans, the PSP and the 2000 ESOS. In 2003/2004 the Committee undertook a review of the Group's long term incentive arrangements for executive directors and decided to place greater emphasis on performance shares rather than share options while maintaining the overall value of awards. As outlined on page 50, during 2005 the Committee undertook a further review of the plans and shareholders are being asked to support a resolution at the Annual General Meeting which would complete the transition from options to performance shares.

The target and maximum levels of award under the PSP are currently 100 per cent and 200 per cent of base salary respectively.

Both the PSP and 2000 ESOS are designed to provide competitive long-term incentives, which are only exercisable upon the achievement of stretching performance criteria. The significance of such programmes as a percentage of executive directors' total potential remuneration is one of the strongest indicators of the Group's commitment to paying for demonstrable performance. Awards under these plans are entirely discretionary and are based on directors' individual performance.

As shown in the table below, there has been variation in the levels of share awards made to executive directors, illustrating the importance the Group places on individual performance. A performance test is therefore effectively applied both at the time of award and upon vesting. The table shows the face value of the awards made in 2005 (2004 awards are in brackets).

Plan	Min award in 2005 (as percentage of salary)	Max award in 2005 (as percentage of salary)	Target award (as percentage of salary)	Max award permitted under rules (as percentage of salary)
2000 ESOS	150% (65%)	200% (200%)	100%	600%
PSP	175% (100%)	200% (200%)	100%	200%

At its meeting in February 2006, the Committee recommended the following proposed PSP awards in respect of performance in the financial year ended 31 December 2005. These awards will be granted in 2006 if shareholders approve the increase in the PSP limit.

	Proposed PSP awards (as percentage of salary)
E M Davies	350%
M B DeNoma	275%
R H Meddings	275%
K S Nargolwala	300%
P A Sands	300%

Executive directors are not generally eligible to participate in the RSS. However, upon recruitment to the Group, awards may be made on an exceptional basis, for example, to newly appointed executive directors to compensate such directors for share awards forfeited on leaving their previous employer. No such awards were made in 2005.

Retirement Benefits

All of the executive directors are eligible for retirement benefits. The Group policy is to provide a retirement benefit to executive directors, equivalent to two-thirds of base salary for those who have completed at least 20 years' service with the Group at retirement.

The retirement benefits are provided through a combination of approved and/or unapproved defined benefit and cash structures depending upon when the executive director joined the Group and his geographical location. Executive directors are given the opportunity to waive a proportion of any potential bonus to enhance their unfunded unapproved retirement benefits. Any amounts waived in respect of 2005 are shown on page 56 and the additional pension benefits have been calculated by the Group's actuary using the assumptions adopted for IFRS 19 reporting.

The defined benefit plans comprise a combination of the Standard Chartered Pension Fund, an approved non-contributory scheme, and an unapproved retirement benefit scheme. The unapproved scheme is unfunded but the benefits are secured by a charge, in the name of an independent trustee, over specific

Directors' Remuneration Report continued

Group assets. The unapproved unfunded retirement benefit scheme provides that part of the benefit which cannot be delivered through the approved plan. In other respects the terms of the unapproved scheme are designed to mirror the provisions of the Standard Chartered Pension Fund. For example, both have a normal retirement age of 60 and a spouse's pension of 60 per cent of the member's pension on death after retirement. On the death in service of an executive director, pension benefits are available to a spouse and dependant children and a lump sum is payable.

Base salary is the only element of remuneration which is pensionable.

The Group's current pension arrangements have been reviewed in the light of the government's proposals on pension simplification. No change has been made to the level of benefits being provided as a result of this review. However, where the benefits provided by the approved Standard Chartered Pension Fund are less than the maximum allowable, part of the benefits currently provided on an unapproved basis are being transferred to the approved scheme to maximise the overall tax efficiency of the arrangements.

Executive Directors' Contracts of Employment
The Group policy is for all executive directors to receive and be required to give 12 months' notice.

The dates of the executive directors' contracts of employment are as follows:

Mr M B DeNoma and Mr K S Nargolwala - 11 December 2003; Mr R H Meddings - 12 December 2003; Mr E M Davies and Mr P A Sands - 31 December 2003.

All executive directors have contracts subject to 12 months' rolling notice. These terminate automatically at the first annual general meeting following the executive director's 60th birthday.

The contracts contain payment in lieu of notice ("PILON") provisions which can be exercised at the Group's discretion. The PILON would comprise an amount equal to 12 months' base salary, pension contributions/entitlement and certain benefits and allowances (such as life assurance and car allowance). The amount of any bonus payable as part of a PILON is determined by the Committee taking into consideration individual and Group performance. Any payment under the PILON would be paid in quarterly instalments and be subject to mitigation.

There are special provisions which apply in the event that the Company terminates the executive's contract in the 12 months following a change of control without giving notice. These provide that, if the executive's contract is terminated by the Group (other than where summary dismissal is appropriate or the executive serves out notice), the Group will pay in four equal instalments an amount equal to 12 months' base salary, bonus, pension contributions/entitlement and certain benefits and allowances. The amount of bonus payable in respect of the 12 months following the date of termination is the executive's target bonus. The amount of bonus payable in respect of the performance period which the executive director worked prior to termination will be decided by the Committee taking into consideration individual and Group performance, unless such a period is less than six months, in which case a pro rata target bonus is payable.

Group Chairman
Contract
Mr B K Sanderson's contract of employment is dated 22 April 2005 and is subject to 12 months' rolling notice, albeit that the contract automatically expires on 14 October 2008. The terms of his contract governing PILON provisions and payments on termination following a change of control are similar to those outlined above in relation to executive directors.

Compensation
During 2004, the Committee reviewed the compensation arrangements for the Chairman. In 2004, he received a base salary and was eligible to participate in the Group's annual bonus plan and discretionary share plans in respect of the financial year 2004. The share awards which were made in March 2005 and shown on page 56 were in respect of the financial year ended 31 December 2004.

Following the review, the arrangements were restructured to take effect from 1 January 2005, in the light of current best practice. The new arrangement comprises a base salary of $682,575 (£375,000) and an award of shares equal in value, based on the share price at the end of 2004. The share component is delivered in two tranches each year in April and October. The Chairman is no longer eligible to participate in the Group's annual bonus and discretionary share plans. This arrangement will remain unchanged for two years, after which it will be reviewed against prevailing market practice for roles of this type.

Non-executive Directors of Standard Chartered PLC
The fees of the non-executive directors are determined by the Chairman and the executive directors and are non-pensionable. Non-executive directors' fees are reviewed at least every two years and, as with executive directors' remuneration, reflect the international nature of the roles which they perform. Basic annual fees and committee fees are set to be competitive against the Group's international comparator group. The non-executive directors' fees were reviewed in April 2004. Increases in fee levels, particularly for involvement in committees, reflect, in part, the growing regulatory and governance responsibilities resulting in an increase in the time commitment required by non-executive directors.

Current basic annual fees are $100,111 (£55,000) with additional fees for ordinary membership or chairmanship of a Board committee as follows:

Committee	Ordinary membership	Chairmanship
Audit and Risk	$18,202 (£10,000)	$63,707 (£35,000)
Board Nomination	$5,461 (£3,000)	N/A*
Board Remuneration	$18,202 (£10,000)	$45,505 (£25,000)
Corporate Responsibility and Community ("CRC")	$9,101 (£5,000)	N/A*

* B K Sanderson is chairman of the CRC Committee and the Board Nomination Committee. As Group Chairman, he does not receive any fees in his capacity as a member of either Committee.

An additional annual fee of $36,404 (£20,000) is payable to the Senior Independent Director to reflect the further workload that is associated specifically with this role.

Further detail on non-executive directors' remuneration is set out on page 56.

Annual Performance Bonus

Key Features

Executive directors are eligible to receive a discretionary annual bonus. The target and maximum award levels for executive directors remain at 125 per cent and 200 per cent of base salary. Two-thirds of any bonus payment is payable immediately in cash. The balance is deferred into shares in the Company, which are held for up to one year before being released to the executive. The deferred element is forfeited if the executive leaves voluntarily during that period. From 2005, a notional dividend will accrue on any deferred shares during the vesting period and will be delivered in the form of shares.

Determining Award Levels

Annual bonus awards are made on the basis of Group and individual performance.

During 2005, the Committee undertook a review of the target-setting process and the link between the achievement of targets and compensation decisions. The objective was to clarify the process.

The Committee assesses Group performance by considering a number of quantitative and qualitative measures, including earnings per share; revenue growth; costs and cost control; bad debts; pre-tax profits; risk management; cost to income ratio, total shareholder return, corporate social responsibility and customer service. When determining award levels, the Committee ensures that bonuses are consistent with the overall Group performance. It also compares the financial performance of the Group with that of its key international competitors.

Individual performance is appraised taking account not only of the results achieved by the individual but also their support of the Group's values and contribution to the collective leadership of the Group. The 'values' principle is applied throughout the organisation.

Each executive director has written objectives which are presented to the Committee at the start of the financial year and then assessed at the year-end.

The importance of individual performance as a determinant of the level of awards is reflected in the variation of actual bonus award levels made to executive directors in recent years. These award *levels also reflect the exceptional Group performance over the* past two years.

	Min award actually made (as percentage of base salary)	Max award actually made (as percentage of base salary)	Target award (as percentage of base salary)	Max award permitted (as percentage of base salary)
2005	154%	200%	125%	200%
2004	156%	200%	125%	200%

Long Term Incentives

In order to align the interests of executive directors with those of shareholders, the executive directors are eligible to participate in two of the Group's share incentive plans, the PSP and the 2000 ESOS. In 2003/2004 the Committee undertook a review of the Group's long term incentive arrangements for executive directors and decided to place greater emphasis on performance shares rather than share options while maintaining the overall value of awards. As outlined on page 50, during 2005 the Committee undertook a further review of the plans and shareholders are being asked to support a resolution at the Annual General Meeting which would complete the transition from options to performance shares.

The target and maximum levels of award under the PSP are currently 100 per cent and 200 per cent of base salary respectively.

Both the PSP and 2000 ESOS are designed to provide competitive long-term incentives, which are only exercisable *upon the achievement of stretching performance criteria. The* significance of such programmes as a percentage of executive directors' total potential remuneration is one of the strongest *indicators of the Group's commitment to paying for demonstrable* performance. Awards under these plans are entirely discretionary and are based on directors' individual performance.

As shown in the table below, there has been variation in the levels of share awards made to executive directors, illustrating *the importance the Group places on individual performance.* A performance test is therefore effectively applied both at the time of award and upon vesting. The table shows the face value *of the awards made in 2005 (2004 awards are in brackets).*

Plan	Min award in 2005 (as percentage of salary)	Max award in 2005 (as percentage of salary)	*Target award* (as percentage of salary)	Max award permitted *under rules* (as percentage of salary)
2000 ESOS	150% (65%)	200% (200%)	100%	600%
PSP	175% (100%)	200% (200%)	100%	200%

At its meeting in February 2006, the Committee recommended the following proposed PSP awards in respect of performance in the financial year ended 31 December 2005. These awards will be granted in 2006 if shareholders approve the increase in the PSP limit.

	Proposed PSP awards (as percentage of salary)
E M Davies	350%
M B DeNoma	275%
R H Meddings	275%
K S Nargolwala	300%
P A Sands	300%

Executive directors are not generally eligible to participate in the RSS. However, upon recruitment to the Group, awards may be made on an exceptional basis, for example, to newly appointed executive directors to compensate such directors for share awards forfeited on leaving their previous employer. No such awards were made in 2005.

Retirement Benefits

All of the executive directors are eligible for retirement benefits. The Group policy is to provide a retirement benefit to executive directors, equivalent to two-thirds of base salary for those who have completed at least 20 years' service with the Group at retirement.

The retirement benefits are provided through a combination of approved and/or unapproved defined benefit and cash structures depending upon when the executive director joined the Group and his geographical location. Executive directors are given the opportunity to waive a proportion of any potential bonus to enhance their unfunded unapproved retirement benefits. Any amounts waived in respect of 2005 are shown on page 56 and the additional pension benefits have been calculated by the Group's actuary using the assumptions adopted for IFRS 19 reporting.

The defined benefit plans comprise a combination of the Standard Chartered Pension Fund, an approved non-contributory scheme, and an unapproved retirement benefit scheme. The unapproved scheme is unfunded but the benefits are secured by a charge, in the name of an independent trustee, over specific

Directors' Remuneration Report continued

Group assets. The unapproved unfunded retirement benefit scheme provides that part of the benefit which cannot be delivered through the approved plan. In other respects the terms of the unapproved scheme are designed to mirror the provisions of the Standard Chartered Pension Fund. For example, both have a normal retirement age of 60 and a spouse's pension of 60 per cent of the member's pension on death after retirement. On the death in service of an executive director, pension benefits are available to a spouse and dependant children and a lump sum is payable.

Base salary is the only element of remuneration which is pensionable.

The Group's current pension arrangements have been reviewed in the light of the government's proposals on pension simplification. No change has been made to the level of benefits being provided as a result of this review. However, where the benefits provided by the approved Standard Chartered Pension Fund are less than the maximum allowable, part of the benefits currently provided on an unapproved basis are being transferred to the approved scheme to maximise the overall tax efficiency of the arrangements.

Executive Directors' Contracts of Employment
The Group policy is for all executive directors to receive and be required to give 12 months' notice.

The dates of the executive directors' contracts of employment are as follows:

Mr M B DeNoma and Mr K S Nargolwala – 11 December 2003; Mr R H Meddings – 12 December 2003; Mr E M Davies and Mr P A Sands – 31 December 2003.

All executive directors have contracts subject to 12 months' rolling notice. These terminate automatically at the first annual general meeting following the executive director's 60th birthday.

The contracts contain payment in lieu of notice ("PILON") provisions which can be exercised at the Group's discretion. The PILON would comprise an amount equal to 12 months' base salary, pension contributions/entitlement and certain benefits and allowances (such as life assurance and car allowance). The amount of any bonus payable as part of a PILON is determined by the Committee taking into consideration individual and Group performance. Any payment under the PILON would be paid in quarterly instalments and be subject to mitigation.

There are special provisions which apply in the event that the Company terminates the executive's contract in the 12 months following a change of control without giving notice. These provide that, if the executive's contract is terminated by the Group (other than where summary dismissal is appropriate or the executive serves out notice), the Group will pay in four equal instalments an amount equal to 12 months' base salary, bonus, pension contributions/entitlement and certain benefits and allowances. The amount of bonus payable in respect of the 12 months following the date of termination is the executive's target bonus. The amount of bonus payable in respect of the performance period which the executive director worked prior to termination will be decided by the Committee taking into consideration individual and Group performance, unless such a period is less than six months, in which case a pro rata target bonus is payable.

Group Chairman
Contract
Mr B K Sanderson's contract of employment is dated 22 April 2005 and is subject to 12 months' rolling notice, albeit that the contract automatically expires on 14 October 2008. The terms of his contract governing PILON provisions and payments on termination following a change of control are similar to those outlined above in relation to executive directors.

Compensation
During 2004, the Committee reviewed the compensation arrangements for the Chairman. In 2004, he received a base salary and was eligible to participate in the Group's annual bonus plan and discretionary share plans in respect of the financial year 2004. The share awards which were made in March 2005 and shown on page 56 were in respect of the financial year ended 31 December 2004.

Following the review, the arrangements were restructured to take effect from 1 January 2005, in the light of current best practice. The new arrangement comprises a base salary of $682,575 (£375,000) and an award of shares equal in value, based on the share price at the end of 2004. The share component is delivered in two tranches each year in April and October. The Chairman is no longer eligible to participate in the Group's annual bonus and discretionary share plans. This arrangement will remain unchanged for two years, after which it will be reviewed against prevailing market practice for roles of this type.

Non-executive Directors of Standard Chartered PLC
The fees of the non-executive directors are determined by the Chairman and the executive directors and are non-pensionable. Non-executive directors' fees are reviewed at least every two years and, as with executive directors' remuneration, reflect the international nature of the roles which they perform. Basic annual fees and committee fees are set to be competitive against the Group's international comparator group. The non-executive directors' fees were reviewed in April 2004. Increases in fee levels, particularly for involvement in committees, reflect, in part, the growing regulatory and governance responsibilities resulting in an increase in the time commitment required by non-executive directors.

Current basic annual fees are $100,111 (£55,000) with additional fees for ordinary membership or chairmanship of a Board committee as follows:

Committee	Ordinary membership	Chairmanship
Audit and Risk	$18,202 (£10,000)	$63,707 (£35,000)
Board Nomination	$5,461 (£3,000)	N/A*
Board Remuneration	$18,202 (£10,000)	$45,505 (£25,000)
Corporate Responsibility and Community ("CRC")	$9,101 (£5,000)	N/A*

* B K Sanderson is chairman of the CRC Committee and the Board Nomination Committee. As Group Chairman, he does not receive any fees in his capacity as a member of either Committee.

An additional annual fee of $36,404 (£20,000) is payable to the Senior Independent Director to reflect the further workload that is associated specifically with this role.

Further detail on non-executive directors' remuneration is set out on page 56.

Details of Non-executive Directorships held by the Group Chairman and Executive Directors

Certain directors serve as non-executive directors of other companies. Details of these directorships are contained on page 38. Details of non-executive fees of the executive directors and Chairman are shown below:

Name	Organisation	Current annual fees
B K Sanderson	BUPA (non-executive chairman)	$327,636 (£180,000)*
	Commonwealth Business Council	No fees payable
	Durham County Cricket Club Holdings Limited	No fees payable
	Enterprise LSE Limited	No fees payable
	Sunderland Arc Limited	No fees payable
	Sunderland Limited	Fees waived
E M Davies	Tesco PLC	$109,212 (£60,000)* inclusive of any committee fees
	Tottenham Hotspur plc	$9,101 (£5,000)
R H Meddings	Indo British Partnership Network	No fees payable
K S Nargolwala	Tate & Lyle PLC	$74,628 (£41,000)*
	VISA International (member of the Asia Pacific Regional Board)	No fees payable

* Indicates fees are retained by the director.

Performance Graph

The graph below shows the Group's TSR performance on a cumulative basis over the last five years alongside that of the FTSE 100 and of the PSP comparator group. The FTSE 100 provides a broad comparator group against which the Group's shareholders may measure their relative returns. The Company is a constituent member of the FTSE 100 Index and the London Stock Exchange is the principal exchange for the Company's shares.

More Detailed Information on the Group's Share Plans

2001 Performance Share Plan (the "PSP")

Outline of the PSP

Shareholder approval for amendments to the PSP is currently being sought. The proposed changes relating to the performance conditions for future awards are indicated in the performance condition section below.

The PSP is designed to be an intrinsic part of total remuneration for the Group's executive directors and for a small but growing number of the Group's most senior executives. It is an internationally competitive long-term incentive plan that focuses executives on meeting and exceeding the long-term performance targets of the Group. Awards of deferred rights or nil price options to acquire shares are granted to the individual and will normally be exercised between three and ten years after the date of grant if the individual is still employed by the Group.

The performance criteria which need to be met are summarised below.

Performance Conditions

The Committee will set appropriate performance conditions each time that awards are made under the PSP. Half of the award is dependent upon the Group's TSR performance compared to that of a comparator group at the end of a three-year period. The other half of the award will be subject to an EPS growth target applied over the same three-year period.

The rationale for the selection of these performance conditions is set out below:

TSR	Measuring growth in share price plus dividends paid to shareholders during that period, relative TSR is recognised as one of the best indicators of whether a shareholder has achieved a good return on investing in the Group relative to a basket of companies or a single index
EPS	An EPS performance condition is used as this is recognised as providing an appropriate measure of the Group's underlying financial performance

TSR element

The appropriateness of the constituents of the Comparator Group for the TSR element was reviewed during 2005. However, no changes were made. The Comparator Group comprises:

ABN AMRO	HSBC
Bank of America	JP Morgan Chase
Bank of East Asia	Lloyds TSB
Barclays	Overseas Chinese Banking Corporation
Citigroup	
DBS Group	Royal Bank of Scotland
Deutsche Bank	United Overseas Bank
HBOS	Standard Chartered

The percentage of award which will normally be exercisable at the end of the relevant three-year performance period under the current and proposed arrangements is as follows:

TSR performance relative to Comparator Group	Percentage of award exercisable	
	Current arrangements	Proposed arrangements
9th - 15th	Nil	Nil
8th	20.0	15.0
7th	27.5	22.0
6th	35.0	29.0
5th	42.5	36.0
4th	50.0	43.0
1st - 3rd	50.0	50.0

Directors' Remuneration Report continued

The Committee believes that it is preferable to measure TSR performance using a local currency approach. This is considered the most appropriate approach given the international composition of the Comparator Group. It measures the real impact for a shareholder focusing on relative stock movement rather than taking into account exchange rate fluctuation.

EPS element
The percentage of award which will normally be exercisable at the end of the relevant three-year performance period under the current and proposed arrangements is as follows:

	Percentage of award exercisable	
Increase in EPS	Current arrangements	Proposed arrangements
Less than 15%	Nil	Nil
15%	20.0	15.0
30% or greater	50.0	50.0

The proportion of the award which may be exercised for EPS growth between 15 per cent and 30 per cent will be calculated on a straight-line basis.

Vesting of awards
The Committee is responsible for approving the vesting of all awards made to executive directors under the PSP.

The Committee recently reviewed whether the performance conditions on the awards granted in 2003 were satisfied at the end of the December 2005. The Committee determined that 100% per cent of the shares subject to each award has now vested. For awards granted in 2005, normalised EPS of 125.2 cents was used as a base EPS figure.

2000 Executive Share Option Scheme (the "2000 ESOS")
Outline
Subject to shareholder approval of the proposed changes to the PSP, it is proposed that no further awards will be made under the 2000 ESOS. However, the scheme will be retained for use in exceptional circumstances or if there is a subsequent change in policy in response to future market trends.

The 2000 ESOS was introduced to replace the Group's previous executive share option schemes.

Executive share options to acquire ordinary shares in the Company are exercisable after the third, but before the tenth, anniversary of the date of grant. The exercise price per share is the share price at the date of grant and options can normally only be exercised if a performance condition is satisfied.

Performance Conditions
An EPS performance criterion needs to be met before options can be exercised.

In 2004, the Committee introduced a new sliding scale EPS target without any retest for all grants made from January 2004 onwards. The revised condition is set out below.

Increase in EPS (over performance period)	Percentage of award exercisable
Less than 15%	Nil
15%	40.0
30% or greater	100.0

The proportion of the award which may be exercised for EPS growth between 15 per cent and 30 per cent will be calculated on a straight-line basis.

Options awarded under the 2000 ESOS between May 2001 and December 2003 may be exercised if the Group's EPS has increased by at least eight per cent per year for three years (i.e. at least 24 per cent over three years). Re-testing may be carried out in the fourth and fifth year after grant, but if the performance conditions have not been met at the end of the fifth year all options lapse automatically.

Vesting of awards
The Committee recently reviewed whether the performance conditions on the awards granted in 2003 under the 2000 ESOS were satisfied at the end of December 2005. The Committee determined that 100 per cent of the options subject to award granted in 2003 had now vested. For options granted in 2005, normalised EPS of 125.2 cents was used as the base EPS figure.

1997 Restricted Share Scheme (the "RSS")
The Group operates a discretionary RSS for high performing and high potential staff at any level of the organisation who the Group wishes to motivate and retain. Executive directors are not eligible to receive awards under the RSS except in exceptional circumstances, for example on appointment. Fifty per cent of the award vests two years after the date of grant and the balance after three years. Along with the all-employee sharesave schemes detailed below, the RSS plays an important part in the Group's ambition to increase employee share ownership at all levels across its operations internationally.

The value of shares awarded in any year to any individual may not exceed two times their base salary.

Shareholder approval is currently being sought to renew the RSS on its existing terms.

All-employee Sharesave Schemes
The Group believes strongly in encouraging employee share ownership at all levels in the organisation. It seeks to engage employees in the performance of the Group, align their interests more closely with those of shareholders and offer them an opportunity for long-term savings and a share in the Group's financial success which they help to create. The Group has operated a UK sharesave scheme since 1984 in which all UK-based employees are eligible to participate. In 1996 the International Sharesave Scheme was launched and made available to all employees based outside the UK.

Under the UK and the International Sharesave Schemes, employees have the choice of opening a three-year or a five-year savings contract. Within a period of six months after the third or fifth anniversary, employees may purchase ordinary shares in the Company. The price at which they may purchase shares is at a discount of up to 20 per cent on the share price at the date of invitation. Currently 41 per cent of employees globally participate in the Group's all employee sharesave schemes. There are no performance conditions attached to options granted under the all-employee sharesave schemes.

In some countries in which the Group operates it is not possible to operate sharesave schemes, typically because of securities law, regulatory or other similar issues. In these countries the Group offers an equivalent cash-based scheme to its employees.

1994 Executive Share Option Scheme (closed)
No awards have been made under this scheme since August 1999 as the scheme was replaced by the 2000 ESOS. Executive share options to purchase ordinary shares in the Company are exercisable after the third, but before the tenth anniversary of the date of grant. The exercise price is the share price at the date of grant and options can only be exercised if EPS increases by at least 15 per cent over three consecutive years.

Details of Non-executive Directorships held by the Group Chairman and Executive Directors

Certain directors serve as non-executive directors of other companies. Details of these directorships are contained on page 38. Details of non-executive fees of the executive directors and Chairman are shown below:

Name	Organisation	Current annual fees
B K Sanderson	BUPA (non-executive chairman)	$327,636 (£180,000)*
	Commonwealth Business Council	No fees payable
	Durham County Cricket *Club Holdings Limited*	No fees payable
	Enterprise LSE Limited*	No fees payable
	Sunderland Arc Limited	No fees payable
	Sunderland Limited	Fees waived
E M Davies	Tesco PLC	$109,212 (£60,000)* inclusive of any committee fees
	Tottenham Hotspur plc	$9,101 (£5,000)
R H Meddings	Indo British Partnership Network	No fees payable
K S Nargolwala	Tate & Lyle PLC	$74,628 (£41,000)*
	VISA International (member of the Asia Pacific Regional Board)	No fees payable

** Indicates fees are retained by the director.*

Performance Graph

The graph below shows the Group's TSR performance on a cumulative basis over the last five years alongside that of the FTSE 100 and of the PSP comparator group. The FTSE 100 provides a broad comparator group against which the Group's shareholders may measure their relative returns. The Company is a constituent member of the FTSE 100 Index and the London Stock Exchange is the principal exchange for the Company's shares.

More Detailed Information on the Group's Share Plans

2001 Performance Share Plan (the "PSP")

Outline of the PSP

Shareholder approval for amendments to the PSP is currently being sought. The proposed changes relating to the performance conditions for future awards are indicated in the performance condition section below.

The PSP is designed to be an intrinsic part of total remuneration for the Group's executive directors and for a small but growing number of the Group's most senior executives. It is an internationally competitive long-term incentive plan that focuses executives on meeting and exceeding the long-term performance targets of the Group. Awards of deferred rights or nil price options to acquire shares are granted to the individual and will normally be exercised between three and ten years after the date of grant if the individual is still employed by the Group.

The performance criteria which need to be met are summarised below.

Performance Conditions

The Committee will set appropriate performance conditions each time that awards are made under the PSP. Half of the award is dependent upon the Group's TSR performance compared to that of a comparator group at the end of a three-year period. The other half of the award will be subject to an EPS growth target applied over the same three-year period.

The rationale for the selection of these performance conditions is set out below:

TSR	Measuring growth in share price plus dividends paid to shareholders during that period, relative TSR is recognised as one of the best indicators of whether a shareholder has achieved a good return on investing in the Group relative to a basket of companies or a single index
EPS	An EPS performance condition is used as this is recognised as providing an appropriate measure of the Group's underlying financial performance

TSR element

The appropriateness of the constituents of the Comparator Group for the TSR element was reviewed during 2005. However, no changes were made. The Comparator Group comprises:

ABN AMRO	HSBC
Bank of America	JP Morgan Chase
Bank of East Asia	Lloyds TSB
Barclays	Overseas Chinese Banking Corporation
Citigroup	Royal Bank of Scotland
DBS Group	United Overseas Bank
Deutsche Bank	Standard Chartered
HBOS	

The percentage of award which will normally be exercisable at the end of the relevant three-year performance period under the current and proposed arrangements is as follows:

TSR performance relative to Comparator Group	Percentage of award exercisable: Current arrangements	Proposed arrangements
9th - 15th	Nil	Nil
8th	20.0	15.0
7th	27.5	22.0
6th	35.0	29.0
5th	42.5	36.0
4th	50.0	43.0
1st - 3rd	50.0	50.0

Directors' Remuneration Report continued

The Committee believes that it is preferable to measure TSR performance using a local currency approach. This is considered the most appropriate approach given the international composition of the Comparator Group. It measures the real impact for a shareholder focusing on relative stock movement rather than taking into account exchange rate fluctuation.

EPS element
The percentage of award which will normally be exercisable at the end of the relevant three-year performance period under the current and proposed arrangements is as follows:

	Percentage of award exercisable	
Increase in EPS	Current arrangements	Proposed arrangements
Less than 15%	Nil	Nil
15%	20.0	15.0
30% or greater	50.0	50.0

The proportion of the award which may be exercised for EPS growth between 15 per cent and 30 per cent will be calculated on a straight-line basis.

Vesting of awards
The Committee is responsible for approving the vesting of all awards made to executive directors under the PSP.

The Committee recently reviewed whether the performance conditions on the awards granted in 2003 were satisfied at the end of the December 2005. The Committee determined that 100% per cent of the shares subject to each award has now vested. For awards granted in 2005, normalised EPS of 125.2 cents was used as a base EPS figure.

2000 Executive Share Option Scheme (the "2000 ESOS")
Outline
Subject to shareholder approval of the proposed changes to the PSP, it is proposed that no further awards will be made under the 2000 ESOS. However, the scheme will be retained for use in exceptional circumstances or if there is a subsequent change in policy in response to future market trends.

The 2000 ESOS was introduced to replace the Group's previous executive share option schemes.

Executive share options to acquire ordinary shares in the Company are exercisable after the third, but before the tenth, anniversary of the date of grant. The exercise price per share is the share price at the date of grant and options can normally only be exercised if a performance condition is satisfied.

Performance Conditions
An EPS performance criterion needs to be met before options can be exercised.

In 2004, the Committee introduced a new sliding scale EPS target without any retest for all grants made from January 2004 onwards. The revised condition is set out below.

Increase in EPS (over performance period)	Percentage of award exercisable
Less than 15%	Nil
15%	40.0
30% or greater	100.0

The proportion of the award which may be exercised for EPS growth between 15 per cent and 30 per cent will be calculated on a straight-line basis.

Options awarded under the 2000 ESOS between May 2001 and December 2003 may be exercised if the Group's EPS has increased by at least eight per cent per year for three years (i.e. at least 24 per cent over three years). Re-testing may be carried out in the fourth and fifth year after grant, but if the performance conditions have not been met at the end of the fifth year all options lapse automatically.

Vesting of awards
The Committee recently reviewed whether the performance conditions on the awards granted in 2003 under the 2000 ESOS were satisfied at the end of December 2005. The Committee determined that 100 per cent of the options subject to award granted in 2003 had now vested. For options granted in 2005, normalised EPS of 125.2 cents was used as the base EPS figure.

1997 Restricted Share Scheme (the "RSS")
The Group operates a discretionary RSS for high performing and high potential staff at any level of the organisation who the Group wishes to motivate and retain. Executive directors are not eligible to receive awards under the RSS except in exceptional circumstances, for example on appointment. Fifty per cent of the award vests two years after the date of grant and the balance after three years. Along with the all-employee sharesave schemes detailed below, the RSS plays an important part in the Group's ambition to increase employee share ownership at all levels across its operations internationally.

The value of shares awarded in any year to any individual may not exceed two times their base salary.

Shareholder approval is currently being sought to renew the RSS on its existing terms.

All-employee Sharesave Schemes
The Group believes strongly in encouraging employee share ownership at all levels in the organisation. It seeks to engage employees in the performance of the Group, align their interests more closely with those of shareholders and offer them an opportunity for long-term savings and a share in the Group's financial success which they help to create. The Group has operated a UK sharesave scheme since 1984 in which all UK-based employees are eligible to participate. In 1996 the International Sharesave Scheme was launched and made available to all employees based outside the UK.

Under the UK and the International Sharesave Schemes, employees have the choice of opening a three-year or a five-year savings contract. Within a period of six months after the third or fifth anniversary, employees may purchase ordinary shares in the Company. The price at which they may purchase shares is at a discount of up to 20 per cent on the share price at the date of invitation. Currently 41 per cent of employees globally participate in the Group's all employee sharesave schemes. There are no performance conditions attached to options granted under the all-employee sharesave schemes.

In some countries in which the Group operates it is not possible to operate sharesave schemes, typically because of securities law, regulatory or other similar issues. In these countries the Group offers an equivalent cash-based scheme to its employees.

1994 Executive Share Option Scheme (closed)
No awards have been made under this scheme since August 1999 as the scheme was replaced by the 2000 ESOS. Executive share options to purchase ordinary shares in the Company are exercisable after the third, but before the tenth anniversary of the date of grant. The exercise price is the share price at the date of grant and options can only be exercised if EPS increases by at least 15 per cent over three consecutive years.

Shareholding Guidelines

The Group operates a shareholding guideline policy which aims to align the interests of executives with shareholders by ensuring that they build up a significant equity stake in the Company. The key aspects of the guidelines are as follows:

- There is a single shareholding target for employees at specific levels.
- The current guideline levels are as follows:

Group CEO	at least 100,000 shares
Chairman/Other Group Executive Directors	at least 60,000 shares
Directors of Standard Chartered Bank	at least 40,000 shares
Other senior management	at least 10-15,000 shares

- Executives will be expected to retain any shares acquired on the exercise of awards granted under the 2000 ESOS, the PSP and the deferred bonus plan until such time as the shareholding guideline is satisfied. However, executives may sell sufficient shares to pay for any tax and exercise price (if any).
- The Committee annually reviews the progress made by executives in terms of meeting their guideline targets. It will also continue to review the guideline levels to ensure they remain challenging and appropriate.
- Share ownership amongst the Group's management is growing year by year. The Group is pleased that as at 31 December 2005, 68% of its executives and senior managers have met their shareholding guideline level.

Miscellaneous Long Term Incentive-related Matters

Employee Benefit Trusts

The Group has two employee benefit trusts which are administered by an independent trustee and which hold ordinary shares to meet various obligations under the Group's incentive plans. One trust (the 2004 trust) is used in conjunction with the 2004 Deferred Bonus Plan. The other trust (the 1995 trust) holds shares to satisfy the exercise of awards under the Group's various share plans.

The respective holdings of the trusts are as follows:

	31 December 2005	31 December 2004
1995 trust	13,631,747	12,128,841
2004 trust	409,160	178,926

As each executive director is within the class of beneficiary of these trusts, they are deemed, for the purposes of the Companies Act 1985, to have an interest in the shares held in the trusts.

Dilution Limits

The Group's existing share plans contain various limits which govern the amount of awards that may be granted and also the amount of shares which may be issued to satisfy any subsequent exercise of awards. These limits, which are monitored, are in line with those stated in the Association of British Insurers' corporate guidelines. Under the terms of the Company's listing on the Stock Exchange of Hong Kong, there is an additional limit which provides that awards under any plan cannot be granted (whether to be satisfied through the issue of new shares or market purchased shares) which would cause the total number of shares under option (all schemes) to exceed ten per cent of share capital at that time.

Vesting Provisions on a Change of Control

The rules of the 2000 ESOS do not provide for automatic vesting. If there is a change of control, the Committee may 'at its discretion, and acting fairly and reasonably', determine the extent to which awards vest in full, in part or not at all.

Similarly, the rules of the PSP do not provide for automatic vesting. The rules also provide that the number of shares subject to the award be pro-rated, based on the length of the shortened performance period. However, in common with the 2000 ESOS, the Committee may 'at its discretion, and acting fairly and reasonably', determine the extent to which awards vest having regard for the performance of the Group in the period since the date of grant.

International Financial Reporting Standards

During 2004, the Group assessed the potential impact of the new International Financial Reporting Standards Board's reporting standard on accounting for share-based plans (IFRS 2) and considered the implications of this for its share plans. IFRS 2 will for the first time result in an accounting charge for granting market value options.

During 2005, the Committee considered the impact of the international financial reporting standards on performance measurement for the Group's share schemes. An approach to measuring EPS performance for PSP and 2000 ESOS awards was agreed by the Committee, which will ensure that performance is measured on a consistent basis without resulting in either advantage or disadvantage to participants.

Details on how share awards have been expensed is set out in note 40 to the accounts.

General

The middle market price of an ordinary share at the close of business on 31 December 2005 was 1295 pence. The share price range during 2005 was 924.5 pence to 1295 pence per share (based on closing middle market prices). Full details of the directors' shares and options can be found in the Company's register of directors' interests.

The foreign exchange rates used in this directors' remuneration report are based on the average rates throughout the relevant financial year. The rates are £1:$1.8202 (2005) and £1:$1.8328 (2004).

Directors' Remuneration Report continued

Audited Information

Remuneration of Directors

Directors	Notes	2005 Salary/ fees $000	2005 Cash[a] bonus $000	2005 Deferred bonus[b] $000	2005 Benefits[c] $000	2005 Total $000	2004 Salary/ fees $000	2004 Cash[a] bonus $000	2004 Deferred bonus[b] $000	2004 Benefits[c] $000	2004 Total $000	2005[d] Expected value of shares $000	2004[d] Expected value of shares $000
B K Sanderson	(e)(f)(l)	1,446	–	–	2	1,448	577	458	458	2	1,495	724	290
Sub total		1,446	–	–	2	1,448	577	458	458	2	1,495	724	290
E M Davies	(j)	1,473	1,765	961	64	4,263	1,369	1,669	907	68	4,013	1,835	1,382
M B DeNoma		795	976	481	457	2,709	731	890	439	504	2,564	830	693
R H Meddings		776	821	466	41	2,104	731	801	423	35	1,990	863	513
K S Nargolwala		795	976	481	182	2,434	731	438	439	483	2,091	830	693
P A Sands		933	1,281	631	63	2,908	859	1,105	544	51	2,559	1,204	868
C A Keljik	(g)	755	1,163	–	31	1,949	754	829	408	28	2,019	–	586
Sub total		5,527	6,982	3,020	838	16,367	5,175	5,732	3,160	1,169	15,236	5,562	4,735
Sir CK Chow	(h)	260	–	–	–	260	176	–	–	–	176	–	–
J F T Dundas	(i)(j)	120	–	–	–	120	91	–	–	–	91	–	–
V F Gooding	(j)(k)	106	–	–	–	106	–	–	–	–	–	–	–
Ho KwonPing	(l)	118	–	–	–	118	114	–	–	–	114	–	–
R H P Markham	(f)(i)	169	–	–	–	169	148	–	–	–	148	–	–
R Markland	(f)(j)(l)	142	–	–	–	142	117	–	–	–	117	–	–
H E Norton	(f)(i)(l)(m)	206	–	–	–	206	160	–	–	–	160	–	–
P D Skinner	(i)	118	–	–	–	118	108	–	–	–	108	–	–
O H J Stocken	(l)	118	–	–	–	118	62	–	–	–	62	–	–
Sub total		1,357	–	–	–	1,357	976	–	–	–	976	–	–
Total		8,330	6,982	3,020	839	19,172	6,728	6,190	3,618	1,171	17,707	6,286	5,025

Notes

(a) The cash bonus amounts shown here for 2005 and 2004 are net of any amounts waived to provide additional pension benefits. See page 57 for further details.

(b) The amounts shown in the deferred bonus column represent the amount of bonus that will be paid to an employee benefit trust to acquire shares in the Company of an equivalent value.

(c) The benefits column includes amounts relating to car allowances and medical and life insurance benefits. The expatriate directors, Mr DeNoma and Mr Nargolwala, carry out their duties overseas and have their remuneration adjusted to take local living costs into account. This adjustment is to put them in a position, after taxation differentials, where they are no worse off as a result of carrying out their duties overseas. The benefits column for the expatriate directors includes additional benefits, such as allowances for working overseas, the provision of accommodation or education of children. For Mr DeNoma and Mr Nargolwala, these allowances and benefits amounted to $456,812 (2004: $503,508) and $182,111 (2004: $483,192), respectively.

(d) The value of share awards is an expected value of any discretionary share awards granted during the course of the financial year. The values are based on, in the case of options, an adjusted binomial value, and in the case of performance shares, an initial value adjusted for factors such as performance conditions, risk of forfeiture and lack of dividends.

(e) The Chairman's compensation is now delivered part in cash and part in shares, as set out on page 52. In addition to his base salary of $682,575 (£375,000), he receives an award of shares equal in value. The number of shares delivered is fixed based on the share price at the end of 2004. The total face value of these shares at transfer dates in 2005 was $763,679 (£419,558).

(f) Member of the Board Nomination Committee.

(g) Mr Keljik retired from the Board on 5 May 2005. However, he continued to be an employee of the Bank until 31 January 2006. His base salary and other contractual benefits continued to be paid until 31 January 2006 in line with his service agreement. The bonus paid to Mr Keljik in relation to the financial year ending 31 December 2005 is based on both Group performance and on individual performance and contribution to the Group.

(h) Further details on the fees for non-executive directors are shown on page 52. Sir CK Chow is also Chairman of Standard Chartered Bank (Hong Kong) Limited. He receives an all-inclusive fee for his Hong Kong and Standard Chartered PLC Board duties of HK$2,000,000 ($257,159) per annum.

(i) Member of the Board Audit and Risk Committee.

(j) Member of the Corporate Responsibility and Community Committee. Miss Gooding and Mr Dundas were appointed members of this committee with effect from 5 May 2005 and 1 November 2005 respectively.

(k) Miss Gooding was appointed as a non-executive director on 1 January 2005.

(l) Member of the Board Remuneration Committee.

(m) Mr Norton was appointed Senior Independent Director on 11 May 2004.

(n) Relevant exchange rates are shown on page 55.

Shareholding Guidelines
The Group operates a shareholding guideline policy which aims to align the interests of executives with shareholders by ensuring that they build up a significant equity stake in the Company. The key aspects of the guidelines are as follows:

- There is a single shareholding target for employees at specific levels.
- The current guideline levels are as follows:

Group CEO	at least 100,000 shares
Chairman/Other Group Executive Directors	at least 60,000 shares
Directors of Standard Chartered Bank	at least 40,000 shares
Other senior management	at least 10-15,000 shares

- Executives will be expected to retain any shares acquired on the exercise of awards granted under the 2000 ESOS, the PSP and the deferred bonus plan until such time as the shareholding guideline is satisfied. However, executives may sell sufficient shares to pay for any tax and exercise price (if any).
- The Committee annually reviews the progress made by executives in terms of meeting their guideline targets. It will also continue to review the guideline levels to ensure they remain challenging and appropriate.
- Share ownership amongst the Group's management is growing year by year. The Group is pleased that as at 31 December 2005, 68% of its executives and senior managers have met their shareholding guideline level.

Miscellaneous Long Term Incentive-related Matters
Employee Benefit Trusts
The Group has two employee benefit trusts which are administered by an independent trustee and which hold ordinary shares to meet various obligations under the Group's incentive plans. One trust (the 2004 trust) is used in conjunction with the 2004 Deferred Bonus Plan. The other trust (the 1995 trust) holds shares to satisfy the exercise of awards under the Group's various share plans.

The respective holdings of the trusts are as follows:

	31 December 2005	31 December 2004
1995 trust	13,631,747	12,128,841
2004 trust	409,160	178,926

As each executive director is within the class of beneficiary of those trusts, they are deemed, for the purposes of the Companies Act 1985, to have an interest in the shares held in the trusts.

Dilution Limits
The Group's existing share plans contain various limits which govern the amount of awards that may be granted and also the amount of shares which may be issued to satisfy any subsequent exercise of awards. These limits, which are monitored, are in line with those stated in the Association of British Insurers' corporate guidelines. Under the terms of the Company's listing on the Stock Exchange of Hong Kong, there is an additional limit which provides that awards under any plan cannot be granted (whether to be satisfied through the issue of new shares or market purchased shares) which would cause the total number of shares under option (all schemes) to exceed ten per cent of share capital at that time.

Vesting Provisions on a Change of Control
The rules of the 2000 ESOS do not provide for automatic vesting. If there is a change of control, the Committee may 'at its discretion, and acting fairly and reasonably', determine the extent to which awards vest in full, in part or not at all.

Similarly, the rules of the PSP do not provide for automatic vesting. The rules also provide that the number of shares subject to the award be pro-rated, based on the length of the shortened performance period. However, in common with the 2000 ESOS, the Committee may 'at its discretion, and acting fairly and reasonably', determine the extent to which awards vest having regard for the performance of the Group in the period since the date of grant.

International Financial Reporting Standards
During 2004, the Group assessed the potential impact of the new International Financial Reporting Standards Board's reporting standard on accounting for share-based plans (IFRS 2) and considered the implications of this for its share plans. IFRS 2 will for the first time result in an accounting charge for granting market value options.

During 2005, the Committee considered the impact of the international financial reporting standards on performance measurement for the Group's share schemes. An approach to measuring EPS performance for PSP and 2000 ESOS awards was agreed by the Committee, which will ensure that performance is measured on a consistent basis without resulting in either advantage or disadvantage to participants.

Details on how share awards have been expensed is set out in note 40 to the accounts.

General
The middle market price of an ordinary share at the close of business on 31 December 2005 was 1295 pence. The share price range during 2005 was 924.5 pence to 1295 pence per share (based on closing middle market prices). Full details of the directors' shares and options can be found in the Company's register of directors' interests.

The foreign exchange rates used in this directors' remuneration report are based on the average rates throughout the relevant financial year. The rates are £1:$1.8202 (2005) and £1:$1.8328 (2004).

Directors' Remuneration Report continued

Audited Information
Remuneration of Directors

		2005					2004					2005[d]	2004[d]
Directors	Notes	Salary/ fees $000	Cash[a] bonus $000	Deferred bonus[b] $000	Benefits[c] $000	Total $000	Salary/ fees $000	Cash[a] bonus $000	Deferred bonus[b] $000	Benefits[c] $000	Total $000	Expected value of shares $000	Expected value of shares $000
B K Sanderson	(e)(f)(l)	1,446	–	–	2	1,448	577	458	458	2	1,495	724	290
Sub total		1,446	–	–	2	1,448	577	458	458	2	1,495	724	290
E M Davies	(j)	1.473	1,765	961	64	4,263	1,369	1,669	907	68	4,013	1,835	1,382
M B DeNoma		795	976	481	457	2,709	731	890	439	504	2,564	830	693
R H Meddings		776	821	466	41	2,104	731	801	423	35	1,990	863	513
K S Nargolwala		795	976	481	182	2,434	731	438	439	483	2,091	830	693
P A Sands		933	1,281	631	63	2,908	859	1,105	544	51	2,559	1,204	868
C A Keljik	(g)	755	1,163	–	31	1,949	754	829	408	28	2,019	–	586
Sub total		5,527	6,982	3,020	838	16,367	5,175	5,732	3,160	1,169	15,236	5,562	4,735
Sir CK Chow	(h)	260	–	–	–	260	176	–	–	–	176	–	–
J F T Dundas	(i)(j)	120	–	–	–	120	91	–	–	–	91	–	–
V F Gooding	(j)(k)	106	–	–	–	106	–	–	–	–	–	–	–
Ho KwonPing	(l)	118	–	–	–	118	114	–	–	–	114	–	–
R H P Markham	(f)(l)	169	–	–	–	169	148	–	–	–	148	–	–
R Markland	(f)(i)(l)	142	–	–	–	142	117	–	–	–	117	–	–
H E Norton	(f)(i)(l)(m)	206	–	–	–	206	160	–	–	–	160	–	–
P D Skinner	(i)	118	–	–	–	118	108	–	–	–	108	–	–
O H J Stocken	(i)	118	–	–	–	118	62	–	–	–	62	–	–
Sub total		1,357	–	–	–	1,357	976	–	–	–	976	–	–
Total		8,330	6,982	3,020	839	19,172	6,728	6,190	3,618	1,171	17,707	6,286	5,025

Notes

(a) The cash bonus amounts shown here for 2005 and 2004 are net of any amounts waived to provide additional pension benefits. See page 57 for further details.

(b) The amounts shown in the deferred bonus column represent the amount of bonus that will be paid to an employee benefit trust to acquire shares in the Company of an equivalent value.

(c) The benefits column includes amounts relating to car allowances and medical and life insurance benefits. The expatriate directors, Mr DeNoma and Mr Nargolwala, carry out their duties overseas and have their remuneration adjusted to take local living costs into account. This adjustment is to put them in a position, after taxation differentials, where they are no worse off as a result of carrying out their duties overseas. The benefits column for the expatriate directors includes additional benefits, such as allowances for working overseas, the provision of accommodation or education of children. For Mr DeNoma and Mr Nargolwala, these allowances and benefits amounted to $456,812 (2004: $503,508) and $182,111 (2004: $483,192), respectively.

(d) The value of share awards is an expected value of any discretionary share awards granted during the course of the financial year. The values are based on, in the case of options, an adjusted binomial value, and in the case of performance shares, an initial value adjusted for factors such as performance conditions, risk of forfeiture and lack of dividends.

(e) The Chairman's compensation is now delivered part in cash and part in shares, as set out on page 52. In addition to his base salary of $682,575 (£375,000), he receives an award of shares equal in value. The number of shares delivered is fixed based on the share price at the end of 2004. The total face value of these shares at transfer dates in 2005 was $763,679 (£419,558).

(f) Member of the Board Nomination Committee.

(g) Mr Keljik retired from the Board on 5 May 2005. However, he continued to be an employee of the Bank until 31 January 2006. His base salary and other contractual benefits continued to be paid until 31 January 2006 in line with his service agreement. The bonus paid to Mr Keljik in relation to the financial year ending 31 December 2005 is based on both Group performance and on individual performance and contribution to the Group.

(h) Further details on the fees for non-executive directors are shown on page 52. Sir CK Chow is also Chairman of Standard Chartered Bank (Hong Kong) Limited. He receives an all-inclusive fee for his Hong Kong and Standard Chartered PLC Board duties of HK$2,000,000 ($257,159) per annum.

(i) Member of the Board Audit and Risk Committee.

(j) Member of the Corporate Responsibility and Community Committee. Miss Gooding and Mr Dundas were appointed members of this committee with effect from 5 May 2005 and 1 November 2005 respectively.

(k) Miss Gooding was appointed as a non-executive director on 1 January 2005.

(l) Member of the Board Remuneration Committee.

(m) Mr Norton was appointed Senior Independent Director on 11 May 2004.

(n) Relevant exchange rates are shown on page 55.

Audited Information continued

Retirement Benefits of Executive Directors

	Accrued pension $000[i][c]			Transfer value of accrued pension $000[i][d]				Increase in accrued pension (net of inflation and bonus waiver) during 2005 $000[i][f]	
Directors	At 1 January 2005	Increase during the year	At 31 December 2005	At 1 January 2005	Increase during the year net of bonus waiver	At 31 December 2005	2005 bonus waiver $000[i][e]	Annual pension	Transfer value
E M Davies	188	73	245	3,657	1,460	5,474	176	58	1,375
R H Meddings	94	38	125	1,602	760	2,576	117	29	722
K S Nargolwala	96	29	118	1,918	673	2,695	–	27	619
P A Sands	59	36	90	1,313	1,008	2,436	–	35	970
C A Keljik[g]	557	37	557	10,058	679	10,187	–	24	437

Notes

(a) The ages of the executive directors are shown on page 38.

(b) Mr DeNoma only receives salary supplements which totalled $213,023 during 2005 ($201,000 in 2004). All other executive directors participate in the defined benefit plans set out above. These amounts are not included in the table on page 56.

(c) The accrued pension amounts include benefits arising from transfer payments received in respect of service with previous employers.

(d) The transfer values in respect of benefits under the unapproved unfunded retirement benefits scheme have been calculated using the Group's pension accounting methodology and assumptions.

(e) Executive directors are given the opportunity to waive a proportion of any potential bonus to enhance their unfunded unapproved retirement benefits. The amounts waived in respect of 2005 are show in the table.

(f) The increase in the accrued pension (net of inflation and bonus waiver) during the year is the difference between the accrued pension at the end of 2004 increased by an allowance for inflation of 2.4 per cent (2004: 3.4 per cent) and the accrued pension at the end of 2005 excluding any bonus waiver in 2005.

(g) Mr Keljik retired from the Board on 5 May 2005. However, he continued to be an employee of the Bank until 31 January 2006. His base salary and other contractual benefits continued to be paid until 31 January 2006 in line with his service agreement.

(h) In addition to the amounts identified in the table above the Group paid $307,573 (2004: $307,199) in retirement benefits to former directors and their dependants. All of these benefits first become payable before 31 March 1997.

(i) The amounts included in the table above as at 31 December 2005 are calculated using the exchange rate at the year-end (£1: $1.7176). The other entries are calculated using the exchange rates shown on page 55.

Directors' Remuneration Report continued

Audited Information continued

Directors' Interests in Ordinary Shares

Directors	At 1 January 2005 interests	Personal interests	Family interests	Other interests[d]	At 31 December 2005* Total interests
B K Sanderson	101,617	147,448	16,159	26,062	189,669
E M Davies	124,538	109,291	–	51,602	160,893
Sir CK Chow	15,664	15,664	–	–	15,664
M B DeNoma	53,172	85,607	–	24,941	110,548
J F T Dundas	2,100	2,100	–	–	2,100
V F Gooding	–	2,049	–	–	2,049
Ho KwonPing	2,375	2,450	–	–	2,450
R H P Markham	2,232	2,302	–	–	2,302
R Markland	2,019	2,083	–	–	2,083
R H Meddings	17,947	53,308	–	24,081	77,389
K S Nargolwala	116,917	147,340	–	24,941	172,281
H E Norton	4,000	7,500	–	–	7,500
P A Sands	24,238	15,641	–	30,961	46,602
P D Skinner	3,029	3,124	–	–	3,124
O H J Stocken	5,000	10,000	–	–	10,000
C A Keljik	164,177	94,724	63,453	23,221	181,398

* or date of retirement from the Board, if earlier.

Notes

(a) The beneficial interests of directors and their families in the ordinary shares of the Company are set out above. The directors do not have any non-beneficial interests in the Company's shares.

(b) No director had an interest in the Company's preference shares or loan stock, nor the shares or loan stocks of any subsidiary or associated undertaking of the Group.

(c) No director had any corporate interests in the Company's ordinary shares.

(d) The shares shown in this column are shares conditionally awarded under the 2004 Deferred Bonus Plan. Under this plan shares are awarded instead of all or part of a director's annual cash bonus. The shares are held in trust and automatically vest one year after the date of purchase; no exercise is necessary.

(e) As the Chairman and each executive director is within the class of beneficiary of the Group's two employee benefit trusts, they are deemed, for the purposes of the Companies Act 1985, to have an interest in the shares held in the trusts. The respective holdings of the trusts are set out in note 40 to the accounts.

Subsequent pages contain information on shareholding, share options and share awards.

Audited Information continued

Retirement Benefits of Executive Directors

Directors	Accrued pension $000[b,c]			Transfer value of accrued pension $000[b,d]				Increase in accrued pension (net of inflation and bonus waiver) during 2005 $000[f]	
	At 1 January 2005	Increase during the year	At 31 December 2005	At 1 January 2005	Increase during the year net of bonus waiver	At 31 December 2005	2005 bonus waiver $000[e]	Annual pension	Transfer value
E M Davies	188	73	245	3,657	1,460	5,474	176	58	1,375
R H Meddings	94	38	125	1,602	760	2,576	117	29	722
K S Nargolwala	96	29	118	1,918	673	2,695	–	27	619
P A Sands	59	36	90	1,313	1,008	2,436	–	35	970
C A Keljik[g]	*557*	*37*	*557*	*10,058*	*679*	*10,187*	–	*24*	*437*

Notes

(a) The ages of the executive directors are shown on page 38.

(b) Mr DeNoma only receives salary supplements which totalled $213,023 during 2005 ($201,000 in 2004). All other executive directors participate in the defined benefit plans set out above. These amounts are not included in the table on page 56.

(c) The accrued pension amounts include benefits arising from transfer payments received in respect of service with previous employers.

(d) The transfer values in respect of benefits under the unapproved unfunded retirement benefits scheme have been calculated using the Group's pension accounting methodology and assumptions.

(e) Executive directors are given the opportunity to waive a proportion of any potential bonus to enhance their unfunded unapproved retirement benefits. The amounts waived in respect of 2005 are show in the table.

(f) The increase in the accrued pension (net of inflation and bonus waiver) during the year is the difference between the accrued pension at the end of 2004 increased by an allowance for inflation of 2.4 per cent (2004: 3.4 per cent) and the accrued pension at the end of 2005 excluding any bonus waiver in 2005.

(g) Mr Keljik retired from the Board on 5 May 2005. However, he continued to be an employee of the Bank until 31 January 2006. His base salary and other contractual benefits continued to be paid until 31 January 2006 in line with his service agreement.

(h) In addition to the amounts identified in the table above the Group paid $307,573 (2004: $307,199) in retirement benefits to former directors and their dependants. All of these benefits first become payable before 31 March 1997.

(i) The amounts included in the table above as at 31 December 2005 are calculated using the exchange rate at the year-end (£1: $1.7176). The other entries are calculated using the exchange rates shown on page 55.

Directors' Remuneration Report continued

Audited Information continued
Directors' interests in Ordinary Shares

Directors	At 1 January 2005 interests	Personal interests	Family interests	Other interests[d,e]	At 31 December 2005* Total interests
B K Sanderson	101,617	147,448	16,159	26,062	189,669
E M Davies	124,538	109,291	–	51,602	160,893
Sir CK Chow	15,664	15,664	–	–	15,664
M B DeNoma	53,172	85,607	–	24,941	110,548
J F T Dundas	2,100	2,100	–	–	2,100
V F Gooding	–	2,049	–	–	2,049
Ho KwonPing	2,375	2,450	–	–	2,450
R H P Markham	2,232	2,302	–	–	2,302
R Markland	2,019	2,083	–	–	2,083
R H Meddings	17,947	53,308	–	24,081	77,389
K S Nargolwala	116,917	147,340	–	24,941	172,281
H E Norton	4,000	7,500	–	–	7,500
P A Sands	24,238	15,641	–	30,961	46,602
P D Skinner	3,029	3,124	–	–	3,124
O H J Stocken	5,000	10,000	–	–	10,000
C A Keljik	164,177	94,724	63,453	23,221	181,398

* or date of retirement from the Board, if earlier.

Notes

(a) The beneficial interests of directors and their families in the ordinary shares of the Company are set out above. The directors do not have any non-beneficial interests in the Company's shares.

(b) No director had an interest in the Company's preference shares or loan stock, nor the shares or loan stocks of any subsidiary or associated undertaking of the Group.

(c) No director had any corporate interests in the Company's ordinary shares.

(d) The shares shown in this column are shares conditionally awarded under the 2004 Deferred Bonus Plan. Under this plan shares are awarded instead of all or part of a director's annual cash bonus. The shares are held in trust and automatically vest one year after the date of purchase; no exercise is necessary.

(e) As the Chairman and each executive director is within the class of beneficiary of the Group's two employee benefit trusts, they are deemed, for the purposes of the Companies Act 1985, to have an interest in the shares held in the trusts. The respective holdings of the trusts are set out in note 40 to the accounts.

Subsequent pages contain information on shareholding, share options and share awards.

Audited Information continued

Long Term Incentives

Director	Scheme	At 1 January 2005	Granted	Exercised	Lapsed	At 31 December 2005*	Weighted average exercise price (pence)	Period of exercise
B K Sanderson	2000 ESOS	142,055	49,433[a]	–	–	191,488	822.5	2006-2015
	Sharesave	2,472	–	–	–	2,472	641	2008-2009
E M Davies	2000 ESOS	1,138,426	154,479[a]	415,052[b]	–	877,853	813.57	2006-2015
	Sharesave	2,957	–	–	–	2,957	559.5	2007-2008
	Supplemental Scheme	26,832	–	–	26,832	–	–	–
	1994 ESOS	132,848	–	–	–	132,848	754.02	2006-2009
M B DeNoma	2000 ESOS	622,473	64,109[a]	316,828[d]	–	369,754	795.8	2006-2015
	Sharesave	2,397	–	2,397[c]	–	–	–	–
	Supplemental Scheme	36,585	–	–	36,585	–	–	–
	1994 ESOS	33,783	–	33,783[c]	–	–	–	–
R H Meddings	2000 ESOS	302,805	74,794[a]	135,957[c]	–	241,642	843.7	2006-2015
	Sharesave	1,439	–	–	–	1,439	641	2006-2007
K S Nargolwala	2000 ESOS	580,819	64,109[a]	–	–	644,928	829.16	2006-2015
	Supplemental Scheme	54,878	–	–	54,878	–		–
	1994 ESOS	99,063	–	–	–	99,063	757.1	2006-2009
P A Sands	2000 ESOS	500,580	97,837[a]	–	–	598,417	835.54	2006-2015
	Sharesave	2,957	–	–	–	2,957	559.5	2007-2008
C A Keljik	2000 ESOS	535,925	–	–	–	535,925	814.48	2006-2007
	Sharesave	1,439	–	–	–	1,439	641	2006
	Supplemental Scheme	47,317	–	–	47,317	–	–	–
	1994 ESOS	117,098	–	–	–	117,098	767.01	2006-2007

* or date of retirement from Board if earlier.

Share Option Scheme Notes:

(a) Market value on date of award (9 March 2005) was 971p.

(b) Market value on date of exercise (3 October 2005) was 1244p.

(c) Market value on date of exercise (21 June 2005) was 1039p.

(d) Market value on date of exercise (7 December 2005) was 1215p.

(e) 1997 Supplemental Share Option Scheme ("Supplemental Scheme") – no awards have been made under this scheme since February 2000 and it is anticipated that no future grants will be made under it except in exceptional circumstances.

Director	Type of Scheme*	Options where market price greater than exercise price: At December 2005**	Options where market price greater than exercise price: Weighted exercise price (pence)	Options where market price greater than exercise price: Expiry date	Options where market price lower than exercise price: At December 2005**	Options where market price lower than exercise price: Weighted exercise price (pence)	Options where market price lower than exercise price: Expiry date
B K Sanderson	Executive Schemes	191,488	822.5	2013-2015	–	–	–
	Sharesave Scheme	2,472	641	2009	–	–	–
E M Davies	Executive Schemes	1,010,701	821.38	2007-2015	–	–	–
	Sharesave Scheme	2,957	559.5	2008	–	–	–
M B DeNoma	Executive Schemes	369,754	795.8	2013-2015	–	–	–
R H Meddings	Executive Schemes	241,642	843.7	2012-2015	–	–	–
	Sharesave Scheme	1,439	641	2007	–	–	–
K S Nargolwala	Executive Schemes	743,991	819.56	2008-2015	–	–	–
P A Sands	Executive Schemes	598,417	835.54	2012-2015	–	–	–
	Sharesave Scheme	2,957	559.5	2008	–	–	–
C A Keljik	Executive Schemes	653,023	805.96	2007	–	–	–
	Sharesave Scheme	1,439	641	2006	–	–	–

* 'Executive Schemes' includes the 1994 Executive Share Option Scheme and the 2000 ESOS.

** or date of retirement from the Board if earlier.

Directors' Remuneration Report continued

Audited Information continued

Director	Scheme	Grant date	As at 1 January 2005	Granted	Exercised	Lapsed	As at 31 December 2005*	Period of exercise
B K Sanderson	RSS	13 May 2003	40,404	–	20,202[c]	–	20,202	2006-2010
	PSP	4 March 2004	32,068	–	–	–	32,068	2007-2014
	PSP	9 March 2005	–	57,672[b]	–	–	57,672	2008-2015
E M Davies	PSP	6 March 2002	83,010	–	–	6,226	76,784[i]	2006-2012
	PSP	5 March 2003	86,893	–	–	–	86,893[j]	2006-2013
	PSP	4 March 2004	69,481	–	–	–	69,481	2007-2014
	PSP	9 June 2004	70,575	–	–	–	70,575	2007-2014
	PSP	9 March 2005	–	154,479[b]	–	–	154,479	2008-2015
M B DeNoma	PSP	6 March 2002	30,713	–	28,409[d]	2,304	–	–
	PSP	5 March 2003	55,032	–	–	–	55,032[j]	2006-2013
	PSP	4 March 2004	42,757	–	–	–	42,757	2007-2014
	PSP	9 June 2004	21,715	–	–	–	21,715	2007-2014
	PSP	9 March 2005	–	74,794[b]	–	–	74,794	2008-2015
R H Meddings	PSP	5 March 2003	38,015	–	–	–	38,015[j]	2006-2013
	PSP	4 March 2004	37,413	–	–	–	37,413	2007-2014
	PSP	9 June 2004	9,500	–	–	–	9,500	2007-2014
	PSP	9 March 2005	–	74,794[b]	–	–	74,794	2008-2015
	RSS	5 December 2002	45,319	–	45,319	–	–	–
K S Nargolwala	PSP	6 March 2002	51,189	–	47,349[e]	3,840	–	–
	PSP	5 March 2003	55,032	–	–	–	55,032[j]	2006-2013
	PSP	4 March 2004	42,757	–	–	–	42,757	2007-2014
	PSP	9 June 2004	21,716	–	–	–	21,716	2007-2014
	PSP	9 March 2005	–	74,794[b]	–	–	74,794	2008-2015
P A Sands	PSP	20 May 2002	52,216	–	48,299[f]	3,917	–	–
	PSP	5 March 2003	65,170	–	–	–	65,170[j]	2006-2013
	PSP	4 March 2004	48,102	–	–	–	48,102	2007-2014
	PSP	9 June 2004	36,645	–	–	–	36,645	2007-2014
	PSP	9 March 2005	–	97,837[b]	–	–	97,837	2008-2015
	RSS	20 May 2002	52,216	–	–	–	52,216	2006-2009
C A Keljik	PSP	6 March 2002	38,392	–	–	2,879	35,513[i]	2006-2007
	PSP	5 March 2003	41,274	–	–	–	41,274[j]	2006-2007
	PSP	4 March 2004	42,757	–	–	13,065	29,692	2006-2007
	PSP	9 June 2004	10,858	–	–	3,318	7,540	2006-2007

* or date of retirement from Board if earlier.

Awards notes

(a) Executive directors' base salaries for the purposes of determining number of shares subject to awards at the date of grant are set out in the notes on page 50. Refer to the column headed "1 January 2005".

(b) Market value on date of award (9 March 2005) was 971p.

(c) Market value on date of exercise (10 June 2005) was 1042.5p.

(d) Market value on date of exercise (21 June 2005) was 1039p.

(e) Market value on date of exercise (7 December 2005) was 1215p.

(f) Market value on date of exercise (11 May 2005) was 973p.

(g) Market value on date of exercise (23 May 2005) was 989p.

(h) Market value of awards in previous years: 13 June 2001 – 991p; 6 March 2002 – 722.8p; 20 May 2002 – 861.8p; 6 December 2002 – 772.5p; 5 March 2003 – 690.5p; 13 May 2003 – 742.5p; 4 March 2004 – 935.5p; and 9 June 2004 – 921p.

(i) The performance and service conditions attached to these awards have been met and the options are exercisable accordingly.

(j) The performance conditions attached to these awards have been met and the options will be exercisable after meeting the service conditions on 6 March 2006.

Audited Information continued

Long Term Incentives

Director	Scheme	At 1 January 2005	Granted	Exercised	Lapsed	At 31 December 2005*	Weighted average exercise price (pence)	Period of exercise
B K Sanderson	2000 ESOS	142,055	49,433[a]	–	–	191,488	822.5	2006-2015
	Sharesave	2,472	–	–	–	2,472	641	2008-2009
E M Davies	2000 ESOS	1,138,426	154,479[a]	415,052[b]	–	877,853	813.57	2006-2015
	Sharesave	2,957	–	–	–	2,957	559.5	2007-2008
	Supplemental Scheme	26,832	–	–	26,832	–	–	–
	1994 ESOS	132,848	–	–	–	132,848	754.02	2006-2009
M B DeNoma	2000 ESOS	622,473	64,109[a]	316,828[b]	–	369,754	795.8	2006-2015
	Sharesave	2,397	–	2,397[b]	–	–	–	–
	Supplemental Scheme	36,585	–	–	36,585	–	–	–
	1994 ESOS	33,783	–	33,783[c]	–	–	–	–
R H Meddings	2000 ESOS	302,805	74,794[a]	135,957[d]	–	241,642	843.7	2006-2015
	Sharesave	1,439	–	–	–	1,439	641	2006-2007
K S Nargolwala	2000 ESOS	580,819	64,109[a]	–	–	644,928	829.16	2006-2015
	Supplemental Scheme	54,878	–	–	54,878	–		–
	1994 ESOS	99,063	–	–	–	99,063	757.1	2006-2009
P A Sands	2000 ESOS	500,580	97,837[a]	–	–	598,417	835.54	2006-2015
	Sharesave	2,957	–	–	–	2,957	559.5	2007-2008
C A Keljik	2000 ESOS	535,925	–	–	–	535,925	814.48	2006-2007
	Sharesave	1,439	–	–	–	1,439	641	2006
	Supplemental Scheme	47,317	–	–	47,317	–	–	–
	1994 ESOS	117,098	–	–	–	117,098	767.01	2006-2007

* or date of retirement from Board if earlier.

Share Option Scheme Notes:

(a) Market value on date of award (9 March 2005) was 971p.

(b) Market value on date of exercise (3 October 2005) was 1244p.

(c) Market value on date of exercise (21 June 2005) was 1039p.

(d) Market value on date of exercise (7 December 2005) was 1215p.

(e) 1997 Supplemental Share Option Scheme ("Supplemental Scheme") – no awards have been made under this scheme since February 2000 and it is anticipated that no future grants will be made under it except in exceptional circumstances.

		Options where market price greater than exercise price			Options where market price lower than exercise price		
Director	Type of Scheme*	At December 2005**	Weighted exercise price (pence)	Expiry date	At December 2005**	Weighted exercise price (pence)	Expiry date
B K Sanderson	Executive Schemes	191,488	822.5	2013-2015	–	–	–
	Sharesave Scheme	2,472	641	2009	–	–	–
E M Davies	Executive Schemes	1,010,701	821.38	2007-2015	–	–	–
	Sharesave Scheme	2,957	559.5	2008	–	–	–
M B DeNoma	Executive Schemes	369,754	795.8	2013-2015	–	–	–
R H Meddings	Executive Schemes	241,642	843.7	2012-2015	–	–	–
	Sharesave Scheme	1,439	641	2007	–	–	–
K S Nargolwala	Executive Schemes	743,991	819.56	2008-2015	–	–	–
P A Sands	Executive Schemes	598,417	835.54	2012-2015	–	–	–
	Sharesave Scheme	2,957	559.5	2008	–	–	–
C A Keljik	Executive Schemes	653,023	805.96	2007	–	–	–
	Sharesave Scheme	1,439	641	2006	–	–	–

* 'Executive Schemes' includes the 1994 Executive Share Option Scheme and the 2000 ESOS.

** or date of retirement from the Board if earlier.

Directors' Remuneration Report continued

Audited Information continued

Director	Scheme	Grant date	As at 1 January 2005	Granted	Exercised	Lapsed	As at 31 December 2005*	Period of exercise
B K Sanderson	RSS	13 May 2003	40,404	–	20,202[c]	–	20,202	2006-2010
	PSP	4 March 2004	32,068	–	–	–	32,068	2007-2014
	PSP	9 March 2005	–	57,672[b]	–	–	57,672	2008-2015
E M Davies	PSP	6 March 2002	83,010	–	–	6,226	76,784[i]	2006-2012
	PSP	5 March 2003	86,893	–	–	–	86,893[j]	2006-2013
	PSP	4 March 2004	69,481	–	–	–	69,481	2007-2014
	PSP	9 June 2004	70,575	–	–	–	70,575	2007-2014
	PSP	9 March 2005	–	154,479[b]	–	–	154,479	2008-2015
M B DeNoma	PSP	6 March 2002	30,713	–	28,409[d]	2,304	–	–
	PSP	5 March 2003	55,032	–	–	–	55,032[j]	2006-2013
	PSP	4 March 2004	42,757	–	–	–	42,757	2007-2014
	PSP	9 June 2004	21,715	–	–	–	21,715	2007-2014
	PSP	9 March 2005	–	74,794[b]	–	–	74,794	2008-2015
R H Meddings	PSP	5 March 2003	38,015	–	–	–	38,015[j]	2006-2013
	PSP	4 March 2004	37,413	–	–	–	37,413	2007-2014
	PSP	9 June 2004	9,500	–	–	–	9,500	2007-2014
	PSP	9 March 2005	–	74,794[b]	–	–	74,794	2008-2015
	RSS	5 December 2002	45,319	–	45,319	–	–	–
K S Nargolwala	PSP	6 March 2002	51,189	–	47,349[e]	3,840	–	–
	PSP	5 March 2003	55,032	–	–	–	55,032[j]	2006-2013
	PSP	4 March 2004	42,757	–	–	–	42,757	2007-2014
	PSP	9 June 2004	21,716	–	–	–	21,716	2007-2014
	PSP	9 March 2005	–	74,794[b]	–	–	74,794	2008-2015
P A Sands	PSP	20 May 2002	52,216	–	48,299[f]	3,917	–	–
	PSP	5 March 2003	65,170	–	–	–	65,170[j]	2006-2013
	PSP	4 March 2004	48,102	–	–	–	48,102	2007-2014
	PSP	9 June 2004	36,645	–	–	–	36,645	2007-2014
	PSP	9 March 2005	–	97,837[b]	–	–	97,837	2008-2015
	RSS	20 May 2002	52,216	–	–	–	52,216	2006-2009
C A Keljik	PSP	6 March 2002	38,392	–	–	2,879	35,513[i]	2006-2007
	PSP	5 March 2003	41,274	–	–	–	41,274[j]	2006-2007
	PSP	4 March 2004	42,757	–	–	13,065	29,692	2006-2007
	PSP	9 June 2004	10,858	–	–	3,318	7,540	2006-2007

* or date of retirement from Board if earlier.

Awards notes

(a) Executive directors' base salaries for the purposes of determining number of shares subject to awards at the date of grant are set out in the notes on page 50. Refer to the column headed "1 January 2005".

(b) Market value on date of award (9 March 2005) was 971p.

(c) Market value on date of exercise (10 June 2005) was 1042.5p.

(d) Market value on date of exercise (21 June 2005) was 1039p.

(e) Market value on date of exercise (7 December 2005) was 1215p.

(f) Market value on date of exercise (11 May 2005) was 973p.

(g) Market value on date of exercise (23 May 2005) was 989p.

(h) Market value of awards in previous years: 13 June 2001 – 991p; 6 March 2002 – 722.8p; 20 May 2002 – 861.8p; 6 December 2002 – 772.5p; 5 March 2003 – 690.5p; 13 May 2003 – 742.5p; 4 March 2004 – 935.5p; and 9 June 2004 – 921p.

(i) The performance and service conditions attached to these awards have been met and the options are exercisable accordingly.

(j) The performance conditions attached to these awards have been met and the options will be exercisable after meeting the service conditions on 6 March 2006.

Remuneration of Five Highest Paid Individuals

In addition to its responsibilities for the remuneration of executive directors, the Committee ensures that the remuneration policy of the Group is consistently applied for other senior executives. Specifically the Committee approves any significant remuneration packages for newly appointed senior executives.

Following the Company's listing on the Stock Exchange of Hong Kong it is necessary to disclose certain information relating to the five highest paid employees in the Group. Set out below are details for five individuals (one of whom is not an executive director) whose emoluments (excluding bonuses or commissions linked to profits generated by the individual or collectively by the individuals) were the highest in the year ending 31 December 2005:

Components of remuneration	$'000
Basic salaries, allowances and benefits in kind	5,897
Pension contributions	351
Bonuses paid or receivable	10,284
Payments made on appointment	–
Compensation for loss of office	
– contractual	–
– other	–
Total	16,533
Total (HK$'000)	128,581

The emoluments were in the following bands:

HK$ (approx. $ equivalent)	Number of employees
HK$19,000,001 – HK$19,500,000 ($2,442,976 – $2,507,265)	1
HK$22,500,001 – HK$23,000,000 ($2,892,988 – $2,957,286)	2
HK$28,500,001 – HK$29,000,000 ($3,664,464 – $3,728,753)	1
HK$35,000,001 – HK$35,500,000 ($4,500,219 – $4,564,507)	1

By order of the Board:

C B Brown
Group Company Secretary
2 March 2006

Statement of Directors' Responsibilities in respect of the Annual Report and the Financial Statements

The directors are responsible for preparing the Annual Report and the Group and Company financial statements in accordance with applicable law and regulations.

Company law requires the directors to prepare Group and Company financial statements for each financial year. Under that law they are required to prepare the Group financial statements in accordance with IFRSs as adopted by the EU and have elected to prepare the Company financial statements on the same basis.

The Group and Company financial statements are required by law and IFRSs as adopted by the EU to present fairly the financial position of the Group and Company and the performance of the Group for that period; the Companies Act 1985 provides in relation to such financial statements that references in the relevant part of that Act to financial statements giving a true and fair view are references to their achieving a fair presentation.

In preparing each of the Group and Company financial statements, the directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgements and estimates that are reasonable and prudent;
- state whether they have been prepared in accordance with IFRSs as adopted by the EU; and
- prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Group and the Company will continue in business.

The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the Company and enable them to ensure that its financial statements comply with the Companies Act 1985. They have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Group and to prevent and detect fraud and other irregularities.

Under applicable law and regulations, the directors are also responsible for preparing a Directors' Report, Directors' Remuneration Report and the Corporate Governance Statement that comply with that law and those regulations.

The directors are responsible for the maintenance and integrity of the corporate and financial information included on the Company's website. Legislation in the UK governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Remuneration of Five Highest Paid Individuals

In addition to its responsibilities for the remuneration of executive directors, the Committee ensures that the remuneration policy of the Group is consistently applied for other senior executives. Specifically the Committee approves any significant remuneration packages for newly appointed senior executives.

Following the Company's listing on the Stock Exchange of Hong Kong it is necessary to disclose certain information relating to the five highest paid employees in the Group. Set out below are details for five individuals (one of whom is not an executive director) whose emoluments (excluding bonuses or commissions linked to profits generated by the individual or collectively by the individuals) were the highest in the year ending 31 December 2005:

Components of remuneration	$'000
Basic salaries, allowances and benefits in kind	5,897
Pension contributions	351
Bonuses paid or receivable	10,284
Payments made on appointment	-
Compensation for loss of office	
- contractual	-
- other	-
Total	16,533
Total (HK$'000)	128,581

The emoluments were in the following bands:

HK$ (approx. $ equivalent)	Number of employees
HK$19,000,001 - HK$19,500,000 ($2,442,976 - $2,507,265)	1
HK$22,500,001 - HK$23,000,000 ($2,892,988 - $2,957,286)	2
HK$28,500,001 - HK$29,000,000 ($3,664,464 - $3,728,753)	1
HK$35,000,001 - HK$35,500,000 ($4,500,219 - $4,564,507)	1

By order of the Board:



C B Brown
Group Company Secretary
2 March 2006

Statement of Directors' Responsibilities in respect of the Annual Report and the Financial Statements

The directors are responsible for preparing the Annual Report and the Group and Company financial statements in accordance with applicable law and regulations.

Company law requires the directors to prepare Group and Company financial statements for each financial year. Under that law they are required to prepare the Group financial statements in accordance with IFRSs as adopted by the EU and have elected to prepare the Company financial statements on the same basis.

The Group and Company financial statements are required by law and IFRSs as adopted by the EU to present fairly the financial position of the Group and Company and the performance of the Group for that period; the Companies Act 1985 provides in relation to such financial statements that references in the relevant part of that Act to financial statements giving a true and fair view are references to their achieving a fair presentation.

In preparing each of the Group and Company financial statements, the directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgements and estimates that are reasonable and prudent;
- state whether they have been prepared in accordance with IFRSs as adopted by the EU; and
- prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Group and the Company will continue in business.

The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the Company and enable them to ensure that its financial statements comply with the Companies Act 1985. They have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Group and to prevent and detect fraud and other irregularities.

Under applicable law and regulations, the directors are also responsible for preparing a Directors' Report, Directors' Remuneration Report and the Corporate Governance Statement that comply with that law and those regulations.

The directors are responsible for the maintenance and integrity of the corporate and financial information included on the Company's website. Legislation in the UK governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Independent Auditor's Report to the members of Standard Chartered PLC

We have audited the Group (Standard Chartered PLC and its subsidiaries) and Company (Standard Chartered PLC) financial statements (together referred to as the "financial statements") for the year ended 31 December 2005 which comprise the Group Income Statement, the Group and Company Balance Sheets, the Group and Company Cash Flow Statements, the Group and Company Statements of Recognised Income and Expense, and the related notes. These financial statements have been prepared under the accounting policies set out therein. We have also audited the information in the Directors' Remuneration Report that is described as having been audited.

This report is made solely to the Company's members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditor's report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the Annual Report, the Directors' Remuneration Report and the financial statements in accordance with applicable law and International Financial Reporting Standards (IFRSs) as adopted by the EU are set out in the Statement of Directors' Responsibilities on page 62.

Our responsibility is to audit the financial statements and the part of the Directors' Remuneration Report to be audited in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the part of the Directors' Remuneration Report to be audited have been properly prepared in accordance with the Companies Act 1985 and, as regards the financial statements, Article 4 of the IAS Regulation. We also report to you if, in our opinion, the Directors' Report is not consistent with the financial statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and other transactions is not disclosed.

We review whether the Corporate Governance Statement reflects the Company's compliance with the nine provisions of the 2003 FRC Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

We read other information contained in the Annual Report and consider whether it is consistent with the audited financial statements. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. Our responsibilities do not extend to any other information.

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the part of the Directors' Remuneration Report to be audited. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Group's and Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the part of the Directors' Remuneration Report to be audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements and the part of the Directors' Remuneration Report to be audited.

Opinion

In our opinion:

- the Group financial statements give a true and fair view, in accordance with IFRSs as adopted by the EU, of the state of the Group's affairs as at 31 December 2005 and of its profit for the year then ended;
- the Company financial statements give a true and fair view, in accordance with IFRSs as adopted by the EU as applied in accordance with the provisions of the Companies Act 1985, of the state of the Company's affairs as at 31 December 2005; and
- the financial statements and the part of the Directors' Remuneration Report to be audited have been properly prepared in accordance with the Companies Act 1985 and, as regards the financial statements, Article 4 of the IAS Regulation.

KPMG Audit Plc

KPMG Audit Plc
London
Chartered Accountants
Registered Auditor
2 March 2006

Consolidated Income Statement
For the year ended 31 December 2005

	Notes	Excluding SCFB $million	SCFB acquisition $million	2005 $million	2004 $million
Interest income	3	6,938	1,812	8,750	5,312
Interest expense	4	(3,384)	(1,031)	(4,415)	(2,130)
Net interest income		3,554	781	4,335	3,182
Fees and commission income		1,724	116	1,840	1,614
Fees and commission expense		(258)	(87)	(345)	(282)
Net trading income	5	746	23	769	651
Other operating income	6	236	26	262	217
		2,448	78	2,526	2,200
Operating income		6,002	859	6,861	5,382
Staff costs	7	(1,834)	(311)	(2,145)	(1,559)
Premises costs	7	(321)	(42)	(363)	(321)
General administrative expenses	7	(861)	(159)	(1,020)	(731)
Depreciation and amortisation	8	(216)	(67)	(283)	(238)
Operating expenses		(3,232)	(579)	(3,811)	(2,849)
Operating profit before impairment losses and taxation		2,770	280	3,050	2,533
Impairment losses on loans and advances and other credit risk provisions	19	(266)	(53)	(319)	(214)
Other impairment	9	(50)	-	(50)	(68)
Profit before taxation		2,454	227	2,681	2,251
Taxation	10	(657)	(53)	(710)	(630)
Profit for the year		1,797	174	1,971	1,621

	Notes	2005	2004
Profit attributable to:			
Minority interests	39	25	43
Parent company's shareholders		1,946	1,578
Profit for the year		1,971	1,621
Basic earnings per ordinary share	12	148.5c	129.6c
Diluted earnings per ordinary share	12	146.9c	127.4c

As more fully explained in note 55, financial instrument accounting is determined on different bases in 2005 and 2004 due to the transitional provisions of IAS 32 and 39.

Independent Auditor's Report to the members of Standard Chartered PLC

We have audited the Group (Standard Chartered PLC and its subsidiaries) and Company (Standard Chartered PLC) financial statements (together referred to as the "financial statements") for the year ended 31 December 2005 which comprise the Group Income Statement, the Group and Company Balance Sheets, the Group and Company Cash Flow Statements, the Group and Company Statements of Recognised Income and Expense, and the related notes. These financial statements have been prepared under the accounting policies set out therein. We have also audited the information in the Directors' Remuneration Report that is described as having been audited.

This report is made solely to the Company's members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditor's report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors
The directors' responsibilities for preparing the Annual Report, the Directors' Remuneration Report and the financial statements in accordance with applicable law and International Financial Reporting Standards (IFRSs) as adopted by the EU are set out in the Statement of Directors' Responsibilities on page 62.

Our responsibility is to audit the financial statements and the part of the Directors' Remuneration Report to be audited in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the part of the Directors' Remuneration Report to be audited have been properly prepared in accordance with the Companies Act 1985 and, as regards the financial statements, Article 4 of the IAS Regulation. We also report to you if, in our opinion, the Directors' Report is not consistent with the financial statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and other transactions is not disclosed.

We review whether the Corporate Governance Statement reflects the Company's compliance with the nine provisions of the 2003 FRC Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

We read other information contained in the Annual Report and consider whether it is consistent with the audited financial statements. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. Our responsibilities do not extend to any other information.

Basis of audit opinion
We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the part of the Directors' Remuneration Report to be audited. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Group's and Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the part of the Directors' Remuneration Report to be audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements and the part of the Directors' Remuneration Report to be audited.

Opinion
In our opinion:

- the Group financial statements give a true and fair view, in accordance with IFRSs as adopted by the EU, of the state of the Group's affairs as at 31 December 2005 and of its profit for the year then ended;
- the Company financial statements give a true and fair view, in accordance with IFRSs as adopted by the EU as applied in accordance with the provisions of the Companies Act 1985, of the state of the Company's affairs as at 31 December 2005; and
- the financial statements and the part of the Directors' Remuneration Report to be audited have been properly prepared in accordance with the Companies Act 1985 and, as regards the financial statements, Article 4 of the IAS Regulation.

KPMG Audit Plc
London
Chartered Accountants
Registered Auditor
2 March 2006

Consolidated Income Statement
For the year ended 31 December 2005

	Notes	Excluding SCFB $million	SCFB acquisition $million	2005 $million	2004 $million
Interest income	3	6,938	1,812	8,750	5,312
Interest expense	4	(3,384)	(1,031)	(4,415)	(2,130)
Net interest income		3,554	781	4,335	3,182
Fees and commission income		1,724	116	1,840	1,614
Fees and commission expense		(258)	(87)	(345)	(282)
Net trading income	5	746	23	769	651
Other operating income	6	236	26	262	217
		2,448	78	2,526	2,200
Operating income		6,002	859	6,861	5,382
Staff costs	7	(1,834)	(311)	(2,145)	(1,559)
Premises costs	7	(321)	(42)	(363)	(321)
General administrative expenses	7	(861)	(159)	(1,020)	(731)
Depreciation and amortisation	8	(216)	(67)	(283)	(238)
Operating expenses		(3,232)	(579)	(3,811)	(2,849)
Operating profit before impairment losses and taxation		2,770	280	3,050	2,533
Impairment losses on loans and advances and other credit risk provisions	19	(266)	(53)	(319)	(214)
Other impairment	9	(50)	-	(50)	(68)
Profit before taxation		2,454	227	2,681	2,251
Taxation	10	(657)	(53)	(710)	(630)
Profit for the year		1,797	174	1,971	1,621

	Notes	2005	2004
Profit attributable to:			
Minority interests	39	25	43
Parent company's shareholders		1,946	1,578
Profit for the year		1,971	1,621
Basic earnings per ordinary share	12	148.5c	129.6c
Diluted earnings per ordinary share	12	146.9c	127.4c

As more fully explained in note 55, financial instrument accounting is determined on different bases in 2005 and 2004 due to the transitional provisions of IAS 32 and 39.

Consolidated Balance Sheet
At 31 December 2005

	Notes	2005 $million	2004 $million
Assets			
Cash and balances at central banks	41	8,012	3,960
Financial assets held at fair value through profit or loss	14	10,333	4,744
Derivative financial instruments	15	9,370	–
Loans and advances to banks	16,19	21,701	16,687
Loans and advances to customers	17,19	111,791	72,019
Investment securities	21	37,863	33,611
Interests in associates	22	128	–
Goodwill and intangible assets	24	4,321	2,353
Property, plant and equipment	25	1,644	555
Deferred tax assets	26	498	318
Other assets	27	7,163	11,597
Prepayments and accrued income		2,272	1,280
Total assets		215,096	147,124
Liabilities			
Deposits by banks	28	18,834	15,162
Customer accounts	29	119,931	85,093
Financial liabilities at fair value through profit or loss	30	6,293	2,392
Derivative financial instruments	15	9,864	–
Debt securities in issue	31	25,913	11,005
Current tax liabilities		283	295
Other liabilities	33	8,446	14,789
Accruals and deferred income		2,319	1,321
Provisions for liabilities and charges	34	55	61
Retirement benefit obligations	35	476	169
Subordinated liabilities and other borrowed funds	36	10,349	6,768
Total liabilities		202,763	137,055
Equity			
Share capital and share premium	37	5,638	3,802
Reserves and retained earnings	38	6,244	5,303
Total parent company shareholders' equity		11,882	9,105
Minority interests	39	451	964
Total equity		12,333	10,069
Total equity and liabilities		215,096	147,124

As more fully explained in note 55, financial instrument accounting is determined on different bases in 2005 and 2004 due to the transitional provisions of IAS 32 and 39.

These accounts were approved by the Board of Directors on 2 March 2006 and signed on its behalf by:

B K Sanderson
Chairman

E M Davies
Group Chief Executive

P A Sands
Group Finance Director

Statement of Recognised Income and Expenses
For the year ended 31 December 2005

	Notes	Group 2005 $million	Group 2004 $million	Company 2005 $million	Company 2004 $million
Exchange differences on translation of foreign operations		(90)	96	–	–
Actuarial losses on retirement benefits	35	(150)	(5)	–	–
Available for sale investments:					
Valuation gains taken to equity		7	–	–	–
Transferred to income on disposal/redemption		(107)	–	–	–
Cash flow hedges:					
Losses taken to equity		(65)	–	–	–
Gains transferred to income for the year		(20)	–	–	–
Deferred tax on items recognised directly in equity		141	1	–	–
Other		1	23	2	–
		(283)	115	2	–
Profit for the year		1,971	1,621	796	663
Total recognised income and expenses for the year		1,688	1,736	798	663
Effect of change in accounting policy					
Effect of adopting IAS 32 and 39 on 1 January 2005:					
Available for sale reserve		73			
Cash flow hedge reserve		42			
Retained earnings		36			
	38	151			
		1,839			
Attributable to:					
Parent company shareholders	38	1,814	1,693	798	663
Minority interests	39	25	43	–	–
		1,839	1,736	798	663

As more fully explained in note 55, financial instrument accounting is determined on different bases in 2005 and 2004 due to the transitional provisions of IAS 32 and 39.

Consolidated Balance Sheet
At 31 December 2005

	Notes	2005 $million	2004 $million
Assets			
Cash and balances at central banks	41	8,012	3,960
Financial assets held at fair value through profit or loss	14	10,333	4,744
Derivative financial instruments	15	9,370	–
Loans and advances to banks	16,19	21,701	16,687
Loans and advances to customers	17,19	111,791	72,019
Investment securities	21	37,863	33,611
Interests in associates	22	128	–
Goodwill and intangible assets	24	4,321	2,353
Property, plant and equipment	25	1,644	555
Deferred tax assets	26	498	318
Other assets	27	7,163	11,597
Prepayments and accrued income		2,272	1,280
Total assets		215,096	147,124
Liabilities			
Deposits by banks	28	18,834	15,162
Customer accounts	29	119,931	85,093
Financial liabilities at fair value through profit or loss	30	6,293	2,392
Derivative financial instruments	15	9,864	–
Debt securities in issue	31	25,913	11,005
Current tax liabilities		283	295
Other liabilities	33	8,446	14,789
Accruals and deferred income		2,319	1,321
Provisions for liabilities and charges	34	55	61
Retirement benefit obligations	35	476	169
Subordinated liabilities and other borrowed funds	36	10,349	6,768
Total liabilities		202,763	137,055
Equity			
Share capital and share premium	37	5,638	3,802
Reserves and retained earnings	38	6,244	5,303
Total parent company shareholders' equity		11,882	9,105
Minority interests	39	451	964
Total equity		12,333	10,069
Total equity and liabilities		215,096	147,124

As more fully explained in note 55, financial instrument accounting is determined on different bases in 2005 and 2004 due to the transitional provisions of IAS 32 and 39.

These accounts were approved by the Board of Directors on 2 March 2006 and signed on its behalf by:

B K Sanderson Chairman	E M Davies Group Chief Executive	P A Sands Group Finance Director

Bryan K. Sanderson

Statement of Recognised Income and Expenses

For the year ended 31 December 2005

	Notes	Group 2005 $million	Group 2004 $million	Company 2005 $million	Company 2004 $million
Exchange differences on translation of foreign operations		(90)	96	–	–
Actuarial losses on retirement benefits	35	(150)	(5)	–	–
Available for sale investments:					
Valuation gains taken to equity		7	–	–	–
Transferred to income on disposal/redemption		(107)	–	–	–
Cash flow hedges:					
Losses taken to equity		(65)	–	–	–
Gains transferred to income for the year		(20)	–	–	–
Deferred tax on items recognised directly in equity		141	1	–	–
Other		1	23	2	–
		(283)	115	2	–
Profit for the year		1,971	1,621	796	663
Total recognised income and expenses for the year		1,688	1,736	798	663

	Notes	Group 2005 $million
Effect of change in accounting policy		
Effect of adopting IAS 32 and 39 on 1 January 2005:		
Available for sale reserve		73
Cash flow hedge reserve		42
Retained earnings		36
	38	151
		1,839

	Notes	Group 2005 $million	Group 2004 $million	Company 2005 $million	Company 2004 $million
Attributable to:					
Parent company shareholders	38	1,814	1,693	798	663
Minority interests	39	25	43	–	–
		1,839	1,736	798	663

As more fully explained in note 55, financial instrument accounting is determined on different bases in 2005 and 2004 due to the transitional provisions of IAS 32 and 39.

Cash Flow Statement

For the year ended 31 December 2005

	Group 2005 $million	Group 2004 $million	Company 2005 $million	Company 2004 $million
Cash flow from operating activities				
Profit before taxation	2,681	2,251	785	663
Adjustment for items not involving cash flow or shown separately			–	–
Depreciation and amortisation of premises, plant and equipment	250	238	–	–
Gain on disposal of property, plant and equipment	1	(4)	–	–
Gain on disposal of investment securities	(107)	(164)	–	–
Amortisation of investments	18	(41)	–	–
Loan impairment losses	319	214	–	–
Other impairment	50	68	–	–
Assets written off, net of recoveries	(718)	(504)	–	–
Increase in accruals and deferred income	952	80	1,453	–
Increase in prepayments and accrued income	(1,248)	(164)	–	–
Net increase/(decrease) in mark to market adjustment	939	(259)	–	–
Interest paid on subordinated loan capital	274	338	79	34
UK and overseas taxes paid	(611)	(573)	–	–
Net increase in treasury bills and other eligible bills	(686)	(78)	–	–
Net increase in loans and advances to banks and customers	(5,730)	(11,999)	–	–
Net increase in deposits from banks, customer accounts/debt securities in issue	18,996	15,004	–	–
Net increase in dealing securities	(1,494)	(2,118)	–	–
Net (decrease)/increase in other accounts	(4,082)	2,730	144	(156)
Net cash from operating activities	9,804	5,019	2,461	541
Net cash flows from investing activities				
Purchase of property, plant and equipment	(135)	(240)	–	–
Acquisition of investment in subsidiaries, net of cash acquired	(1,093)	(333)	(3,681)	–
Acquisition of treasury bills	(13,443)	(9,188)	–	–
Acquisition of debt securities	(33,655)	(75,353)	–	–
Acquisition of equity shares	(658)	(121)	–	–
Disposal of subsidiaries, associated undertakings and branches	–	6	–	–
Disposal of property, plant and equipment	8	51	–	–
Disposal and maturity of treasury bills	12,599	10,778	–	–
Disposal and maturity of debt securities	35,748	71,482	–	–
Disposal of equity shares	351	356	–	–
Net cash used in investing activities	(278)	(2,562)	(3,681)	–
Net cash (outflow)/inflow from financing activities				
Issue of ordinary share capital	2,000	17	2,000	17
Purchase of own shares, net of exercise, for share option awards	150	(95)	–	–
Interest paid on subordinated loan capital	(274)	(338)	(79)	(34)
Gross proceeds from issue of subordinated loan capital	3,874	499	–	–
Repayment of subordinated liabilities	(1,026)	(25)	–	–
Dividends and payments to minority interests and preference shareholders	(173)	(75)	(29)	(59)
Dividends paid to ordinary shareholders	(685)	(587)	(685)	(587)
Net cash from/(used in) financing activities	3,866	(604)	1,207	(663)
Net increase/(decrease) in cash and cash equivalents	13,392	1,853	(13)	(122)
Cash and cash equivalents at beginning of year	22,112	20,202	1,603	1,705
Effect of exchange rate change on cash and cash equivalents	(278)	57	–	20
Cash and cash equivalents at end of year (note 41)	35,226	22,112	1,590	1,603

Company Balance Sheet
At 31 December 2005

	Notes	2005 $million	2004 $million
Non-current assets			
Investments in subsidiary undertakings	22	7,973	4,292
Current assets			
Amounts owed by subsidiary undertakings		1,839	2,221
Taxation		204	206
Other		24	7
		2,067	2,434
Creditors: amounts due within one year			
Amounts owed to subsidiary undertakings		249	618
Other creditors, including taxation		32	8
Deferred income		53	–
		334	626
Net current assets		1,733	1,808
Total assets less current liabilities		9,706	6,100
Creditors: amounts due after more than one year			
Subordinated liabilities and other borrowed funds	36	1,893	1,588
Deferred income		1,400	–
		6,413	4,512
Equity			
Share capital and share premium	37	5,638	3,802
Reserves and retained earnings	38	775	710
Total equity		6,413	4,512

As more fully explained in note 55, financial instrument accounting is determined on different bases in 2005 and 2004 due to the transitional provisions of IAS 32 and 39.

These accounts were approved by the Board of Directors on 2 March 2006 and signed on its behalf by:

B K Sanderson
Chairman

E M Davies
Group Chief Executive

P A Sands
Group Finance Director

Bryan K. Sanderson

Cash Flow Statement
For the year ended 31 December 2005

	Group		Company	
	2005 $million	2004 $million	2005 $million	2004 $million
Cash flow from operating activities				
Profit before taxation	2,681	2,251	785	663
Adjustment for items not involving cash flow or shown separately			–	–
Depreciation and amortisation of premises, plant and equipment	250	238	–	–
Gain on disposal of property, plant and equipment	1	(4)	–	–
Gain on disposal of investment securities	(107)	(164)	–	–
Amortisation of investments	18	(41)	–	–
Loan impairment losses	319	214	–	–
Other impairment	50	68	–	–
Assets written off, net of recoveries	(718)	(504)	–	–
Increase in accruals and deferred income	952	80	1,453	–
Increase in prepayments and accrued income	(1,248)	(164)	–	–
Net increase/(decrease) in mark to market adjustment	939	(259)	–	–
Interest paid on subordinated loan capital	274	338	79	34
UK and overseas taxes paid	(611)	(573)	–	–
Net increase in treasury bills and other eligible bills	(686)	(78)	–	–
Net increase in loans and advances to banks and customers	(5,730)	(11,999)	–	–
Net increase in deposits from banks, customer accounts/debt securities in issue	18,996	15,004	–	–
Net increase in dealing securities	(1,494)	(2,118)	–	–
Net (decrease)/increase in other accounts	(4,082)	2,730	144	(156)
Net cash from operating activities	9,804	5,019	2,461	541
Net cash flows from investing activities				
Purchase of property, plant and equipment	(135)	(240)	–	–
Acquisition of investment in subsidiaries, net of cash acquired	(1,093)	(333)	(3,681)	–
Acquisition of treasury bills	(13,443)	(9,188)	–	–
Acquisition of debt securities	(33,655)	(75,353)	–	–
Acquisition of equity shares	(658)	(121)	–	–
Disposal of subsidiaries, associated undertakings and branches	–	6	–	–
Disposal of property, plant and equipment	8	51	–	–
Disposal and maturity of treasury bills	12,599	10,778	–	–
Disposal and maturity of debt securities	35,748	71,482	–	–
Disposal of equity shares	351	356	–	–
Net cash used in investing activities	(278)	(2,562)	(3,681)	–
Net cash (outflow)/inflow from financing activities				
Issue of ordinary share capital	2,000	17	2,000	17
Purchase of own shares, net of exercise, for share option awards	150	(95)	–	–
Interest paid on subordinated loan capital	(274)	(338)	(79)	(34)
Gross proceeds from issue of subordinated loan capital	3,874	499	–	–
Repayment of subordinated liabilities	(1,026)	(25)	–	–
Dividends and payments to minority interests and preference shareholders	(173)	(75)	(29)	(59)
Dividends paid to ordinary shareholders	(685)	(587)	(685)	(587)
Net cash from/(used in) financing activities	3,866	(604)	1,207	(663)
Net increase/(decrease) in cash and cash equivalents	13,392	1,853	(13)	(122)
Cash and cash equivalents at beginning of year	22,112	20,202	1,603	1,705
Effect of exchange rate change on cash and cash equivalents	(278)	57	–	20
Cash and cash equivalents at end of year (note 41)	35,226	22,112	1,590	1,603

Company Balance Sheet
At 31 December 2005

	Notes	2005 $million	2004 $million
Non-current assets			
Investments in subsidiary undertakings	22	7,973	4,292
Current assets			
Amounts owed by subsidiary undertakings		1,839	2,221
Taxation		204	206
Other		24	7
		2,067	2,434
Creditors: amounts due within one year			
Amounts owed to subsidiary undertakings		249	618
Other creditors, including taxation		32	8
Deferred income		53	–
		334	626
Net current assets		1,733	1,808
Total assets less current liabilities		9,706	6,100
Creditors: amounts due after more than one year			
Subordinated liabilities and other borrowed funds	36	1,893	1,588
Deferred income		1,400	–
		6,413	4,512
Equity			
Share capital and share premium	37	5,638	3,802
Reserves and retained earnings	38	775	710
Total equity		6,413	4,512

As more fully explained in note 55, financial instrument accounting is determined on different bases in 2005 and 2004 due to the transitional provisions of IAS 32 and 39.

These accounts were approved by the Board of Directors on 2 March 2006 and signed on its behalf by:

B K Sanderson
Chairman

E M Davies
Group Chief Executive

P A Sands
Group Finance Director

Notes to the Accounts

1. Accounting Policies

Statement of compliance
The Group financial statements consolidate those of the Company and its subsidiaries (together referred to as the "Group") and equity account the Group's interest in associates and proportionately consolidate interests in jointly controlled entities. The parent company financial statements present information about the Company as a separate entity and not about its group.

Both the parent company financial statements and the Group financial statements have been prepared and approved by the directors in accordance with International Financial Reporting Standards as adopted by the EU ("adopted IFRSs"). In publishing the parent company financial statements here together with the Group financial statements, the Company has taken advantage of the exemption in s230 of the Companies Act 1985 not to present its individual income statement and related notes that form a part of these approved financial statements.

Both the Group and the Company are preparing their financial statements in accordance with adopted IFRSs for the first time and consequently both have applied IFRS 1. An explanation of how the transition to adopted IFRSs has affected the reported financial position, financial performance and cash flows of the Group and Company is provided in note 55. The Group and the Company have taken advantage of the transitional arrangements of IFRSs not to restate corresponding comparative amounts in accordance with IAS 32 and 39. These Standards were adopted on 1 January 2005. Adjustments required to adopt IAS 32 and 39 are set out in note 55.

The Group has adopted the Amendment to IAS 39 Financial Instruments: Recognition and Measurement: The Fair Value Option and the Amendment to IAS 19 Employee Benefits: Actuarial Gains and Losses, Group Plans and Disclosures with effect from 1 January 2005, ahead of their effective dates.

Basis of preparation
The preparation of financial statements in conformity with adopted IFRSs requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Company's accounting policies.

The accounting policies set out below have, unless otherwise stated, been applied consistently to all periods presented in these financial statements and in preparing an opening IFRS balance sheet at 1 January 2004 for the purposes of the transition to adopted IFRSs.

Consolidation
Subsidiaries
Subsidiaries are all entities (including special purpose entities) over which the Group has the power to directly or indirectly govern the financial and operating policies, generally accompanying a shareholding of more than one half of the voting rights. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases.

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired are fair valued at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Group's share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognised directly in the income statement.

Inter-company transactions, balances and unrealised gains on transactions between Group companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of impairment of the asset transferred.

Associates
Associates are all entities over which the Group has significant influence but not control, generally accompanying a shareholding of between 20 per cent and 50 per cent of the voting rights. Investments in associates are accounted for by the equity method of accounting and are initially recognised at cost.

The Group's investment in associates includes goodwill (net of any accumulated impairment loss) identified on acquisition.

The Group's share of its associates' post-acquisition profits or losses is recognised in the income statement, and its share of post-acquisition movements in reserves is recognised in reserves. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. When the Group's share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the associate.

Unrealised gains on transactions between the Group and its associates are eliminated to the extent of the Group's interest in the associates. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.

Joint Ventures
Interests in jointly controlled entities are recognised using proportionate consolidation whereby the Group's share of the joint venture's assets, liabilities, income and expenses are combined line by line with similar items in the Group's financial statements.

Foreign currency translation
Both the parent company financial statements and the Group financial statements are presented in US dollars, which is the Group's functional and presentation currency.

Transactions and balances
Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement. Non-monetary transactions are translated at historical exchange rates.

Group companies
The results and financial position of all the Group entities that have a functional currency different from the presentation currency are as follows:

- assets and liabilities for each balance sheet presented are translated at the closing rate at the balance sheet date;
- income and expenses for each income statement are translated at average exchange rates or at rates on the date of the transaction where exchange rates fluctuate significantly; and
- all resulting exchange differences are recognised as a separate component of equity.

Notes to the Accounts continued

1. Accounting Policies continued

On consolidation, exchange differences arising from the translation of the net investment in foreign entities, and of borrowings and other currency instruments designated as hedges of such investments, are taken to shareholders' equity. Such exchange differences arising since 1 January 2004 have been separately identified within equity and when a foreign operation is sold, they are recognised in the income statement as part of the gain or loss on disposal.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

Intangible assets

Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net identifiable assets of the acquired subsidiary/associate at the date of acquisition. Goodwill on acquisitions of subsidiaries is included in 'intangible assets'. Goodwill on acquisitions of associates is included in 'interests in associates'. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold. Goodwill is allocated to cash-generating units for the purpose of impairment testing.

Computer software

Acquired computer software licences are capitalised on the basis of the costs incurred to acquire and bring to use the specific software. These costs are amortised on the basis of the expected useful lives (three to five years). Costs associated with developing or maintaining computer software programs are recognised as an expense as incurred.

Property, plant and equipment

Land and buildings comprise mainly branches and offices. All property, plant and equipment is stated at cost less accumulated depreciation and impairment losses. Cost includes expenditure that is directly attributable to the acquisition of the items.

Subsequent costs are included in the asset's carrying amount or are recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repairs and maintenance are charged to the income statement during the financial period in which they are incurred.

Land is not depreciated. Depreciation on other assets is calculated using the straight-line method to allocate their cost to their residual values over their estimated useful lives, as follows:

Buildings	up to 50 years
Leasehold improvements	life of lease, up to 50 years
Equipment and motor vehicles	3 to 15 years

The assets' residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

Gains and losses on disposals are included in the income statement.

Leases

Where a Group company is the lessee

The leases entered into by the Group are primarily operating leases. The total payments made under operating leases are charged to the income statement on a straight-line basis over the period of the lease.

When an operating lease is terminated before the lease period has expired, any payment required to be made to the lessor by way of penalty is recognised as an expense in the period in which termination takes place.

Where a Group company is the lessor

When assets are held subject to a finance lease, the present value of the lease payments is recognised as a receivable. The difference between the gross receivable and the present value of the receivable is recognised as unearned finance income. Lease income is recognised over the term of the lease using the net investment method (before tax), which reflects a constant periodic rate of return ignoring tax and cash flows.

Cash and cash equivalents

For the purposes of the cash flow statement, cash and cash equivalents comprise balances with less than three months' maturity from the date of acquisition, including: cash and balances at central banks (unless restricted), treasury bills and other eligible bills, loans and advances to banks, and short-term government securities.

Provisions

Provisions for restructuring costs and legal claims are recognised when: the Group has a present legal or constructive obligation as a result of past events; it is more likely than not that an outflow of resources will be required to settle the obligation; and the amount has been reliably estimated.

Employee benefits

Pension obligations

The Group operates a number of pension and other post-retirement benefit plans around the world, including defined contribution plans and defined benefit plans.

For defined contribution plans, the Group pays contributions to publicly or privately administered pension plans on a mandatory, contractual or voluntary basis. The Group has no further payment obligations once the contributions have been paid.

For defined benefit plans, the liability recognised in the balance sheet is the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets. The defined benefit obligation is calculated annually by independent actuaries using the projected unit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using an interest rate equal to the yield on high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have a term to maturity approximating to the term of the related pension liability.

Actuarial gains and losses that arise are recognised in shareholders' equity and presented in the statement of recognised income and expense in the period they arise. Past service costs are recognised immediately to the extent that benefits are vested and are otherwise recognised over the average period until benefits are vested on a straight-line basis. Current service costs and any past service costs together with the expected return on plan assets less the effect of the unwinding of the discount on plan liabilities are charged to operating expenses.

Notes to the Accounts

1. Accounting Policies

Statement of compliance
The Group financial statements consolidate those of the Company and its subsidiaries (together referred to as the "Group") and equity account the Group's interest in associates and proportionately consolidate interests in jointly controlled entities. The parent company financial statements present information about the Company as a separate entity and not about its group.

Both the parent company financial statements and the Group financial statements have been prepared and approved by the directors in accordance with International Financial Reporting Standards as adopted by the EU ("adopted IFRSs"). In publishing the parent company financial statements here together with the Group financial statements, the Company has taken advantage of the exemption in s230 of the Companies Act 1985 not to present its individual income statement and related notes that form a part of these approved financial statements.

Both the Group and the Company are preparing their financial statements in accordance with adopted IFRSs for the first time and consequently both have applied IFRS 1. An explanation of how the transition to adopted IFRSs has affected the reported financial position, financial performance and cash flows of the Group and Company is provided in note 55. The Group and the Company have taken advantage of the transitional arrangements of IFRSs not to restate corresponding comparative amounts in accordance with IAS 32 and 39. These Standards were adopted on 1 January 2005. Adjustments required to adopt IAS 32 and 39 are set out in note 55.

The Group has adopted the Amendment to IAS 39 Financial Instruments: Recognition and Measurement: The Fair Value Option and the Amendment to IAS 19 Employee Benefits: Actuarial Gains and Losses, Group Plans and Disclosures with effect from 1 January 2005, ahead of their effective dates.

Basis of preparation
The preparation of financial statements in conformity with adopted IFRSs requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Company's accounting policies.

The accounting policies set out below have, unless otherwise stated, been applied consistently to all periods presented in these financial statements and in preparing an opening IFRS balance sheet at 1 January 2004 for the purposes of the transition to adopted IFRSs.

Consolidation
Subsidiaries
Subsidiaries are all entities (including special purpose entities) over which the Group has the power to directly or indirectly govern the financial and operating policies, generally accompanying a shareholding of more than one half of the voting rights. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases.

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired are fair valued at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Group's share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognised directly in the income statement.

Inter-company transactions, balances and unrealised gains on transactions between Group companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of impairment of the asset transferred.

Associates
Associates are all entities over which the Group has significant influence but not control, generally accompanying a shareholding of between 20 per cent and 50 per cent of the voting rights. Investments in associates are accounted for by the equity method of accounting and are initially recognised at cost.

The Group's investment in associates includes goodwill (net of any accumulated impairment loss) identified on acquisition.

The Group's share of its associates' post-acquisition profits or losses is recognised in the income statement, and its share of post-acquisition movements in reserves is recognised in reserves. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. When the Group's share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the associate.

Unrealised gains on transactions between the Group and its associates are eliminated to the extent of the Group's interest in the associates. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.

Joint Ventures
Interests in jointly controlled entities are recognised using proportionate consolidation whereby the Group's share of the joint venture's assets, liabilities, income and expenses are combined line by line with similar items in the Group's financial statements.

Foreign currency translation
Both the parent company financial statements and the Group financial statements are presented in US dollars, which is the Group's functional and presentation currency.

Transactions and balances
Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement. Non-monetary transactions are translated at historical exchange rates.

Group companies
The results and financial position of all the Group entities that have a functional currency different from the presentation currency are as follows:

- assets and liabilities for each balance sheet presented are translated at the closing rate at the balance sheet date;
- income and expenses for each income statement are translated at average exchange rates or at rates on the date of the transaction where exchange rates fluctuate significantly; and
- all resulting exchange differences are recognised as a separate component of equity.

Notes to the Accounts continued

1. Accounting Policies continued

On consolidation, exchange differences arising from the translation of the net investment in foreign entities, and of borrowings and other currency instruments designated as hedges of such investments, are taken to shareholders' equity. Such exchange differences arising since 1 January 2004 have been separately identified within equity and when a foreign operation is sold, they are recognised in the income statement as part of the gain or loss on disposal.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

Intangible assets

Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net identifiable assets of the acquired subsidiary/associate at the date of acquisition. Goodwill on acquisitions of subsidiaries is included in 'intangible assets'. Goodwill on acquisitions of associates is included in 'interests in associates'. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold. Goodwill is allocated to cash-generating units for the purpose of impairment testing.

Computer software

Acquired computer software licences are capitalised on the basis of the costs incurred to acquire and bring to use the specific software. These costs are amortised on the basis of the expected useful lives (three to five years). Costs associated with developing or maintaining computer software programs are recognised as an expense as incurred.

Property, plant and equipment

Land and buildings comprise mainly branches and offices. All property, plant and equipment is stated at cost less accumulated depreciation and impairment losses. Cost includes expenditure that is directly attributable to the acquisition of the items.

Subsequent costs are included in the asset's carrying amount or are recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repairs and maintenance are charged to the income statement during the financial period in which they are incurred.

Land is not depreciated. Depreciation on other assets is calculated using the straight-line method to allocate their cost to their residual values over their estimated useful lives, as follows:

Buildings	up to 50 years
Leasehold improvements	life of lease, up to 50 years
Equipment and motor vehicles	3 to 15 years

The assets' residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

Gains and losses on disposals are included in the income statement.

Leases

Where a Group company is the lessee

The leases entered into by the Group are primarily operating leases. The total payments made under operating leases are charged to the income statement on a straight-line basis over the period of the lease.

When an operating lease is terminated before the lease period has expired, any payment required to be made to the lessor by way of penalty is recognised as an expense in the period in which termination takes place.

Where a Group company is the lessor

When assets are held subject to a finance lease, the present value of the lease payments is recognised as a receivable. The difference between the gross receivable and the present value of the receivable is recognised as unearned finance income. Lease income is recognised over the term of the lease using the net investment method (before tax), which reflects a constant periodic rate of return ignoring tax and cash flows.

Cash and cash equivalents

For the purposes of the cash flow statement, cash and cash equivalents comprise balances with less than three months' maturity from the date of acquisition, including: cash and balances at central banks (unless restricted), treasury bills and other eligible bills, loans and advances to banks, and short-term government securities.

Provisions

Provisions for restructuring costs and legal claims are recognised when: the Group has a present legal or constructive obligation as a result of past events; it is more likely than not that an outflow of resources will be required to settle the obligation; and the amount has been reliably estimated.

Employee benefits

Pension obligations

The Group operates a number of pension and other post-retirement benefit plans around the world, including defined contribution plans and defined benefit plans.

For defined contribution plans, the Group pays contributions to publicly or privately administered pension plans on a mandatory, contractual or voluntary basis. The Group has no further payment obligations once the contributions have been paid.

For defined benefit plans, the liability recognised in the balance sheet is the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets. The defined benefit obligation is calculated annually by independent actuaries using the projected unit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using an interest rate equal to the yield on high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have a term to maturity approximating to the term of the related pension liability.

Actuarial gains and losses that arise are recognised in shareholders' equity and presented in the statement of recognised income and expense in the period they arise. Past service costs are recognised immediately to the extent that benefits are vested and are otherwise recognised over the average period until benefits are vested on a straight-line basis. Current service costs and any past service costs together with the expected return on plan assets less the effect of the unwinding of the discount on plan liabilities are charged to operating expenses.

1. Accounting Policies continued

Share-based compensation
The Group operates equity-settled and cash-settled share-based compensation plans. The fair value of the employee services received in exchange for the grant of the options is recognised as an expense. For equity-settled awards, the total amount to be expensed over the vesting period is determined by reference to the fair value of the options granted, excluding the impact of any non-market vesting conditions (for example, profitability and growth targets). Non-market vesting conditions are included in assumptions about the number of options that are expected to become exercisable. At each balance sheet date, the Group revises its estimates of the number of options that are expected to become exercisable. It recognises the impact of the revision of original estimates, if any, in the income statement, and a corresponding adjustment to equity over the remaining vesting period. The proceeds received net of any directly attributable transaction costs are credited to share capital (nominal value) and share premium when the options are exercised.

Cash-settled awards are revalued at each balance sheet date with any changes in fair value charged or credited to staff costs in the income statement.

Deferred tax
Deferred tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled.

Deferred tax assets are recognised where it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Income tax payable on profits, based on the applicable tax law in each jurisdiction, is recognised as an expense in the period in which profits arise. The tax effects of income tax losses available for carry forward are recognised as an asset when it is probable that future taxable profits will be available against which these losses can be utilised.

Deferred tax related to items which are charged or credited directly to equity, is credited or charged directly to equity and is subsequently recognised in the income statement together with the deferred gain or loss.

Borrowings
Borrowings are recognised initially at fair value, being their issue proceeds (fair value of consideration received) net of transaction costs incurred. Borrowings are subsequently stated at amortised cost; any difference between proceeds net of transaction costs and the redemption value is recognised in the income statement over the period of the borrowings using the effective interest method.

Preference shares, which carry a mandatory coupon, or are redeemable on a specific date or at the option of the shareholder, are classified as financial liabilities and are presented in other borrowed funds. The dividends on these preference shares are recognised in the income statement as interest expense on an amortised cost basis using the effective interest method.

If the Group purchases its own debt, it is removed from the balance sheet, and the difference between the carrying amount of a liability and the consideration paid is included in other income.

Share capital
Incremental costs directly attributable to the issue of new shares or options or to the acquisition of a business are shown in equity as a deduction, net of tax, from the proceeds.

Dividends on ordinary shares are recognised in equity in the period in which they are declared.

Where the Company or other members of the consolidated Group purchases the Company's equity share capital, the consideration paid is deducted from total shareholders' equity as treasury shares until they are cancelled. Where such shares are subsequently sold or reissued, any consideration received is included in shareholders' equity.

Fiduciary activities
The Group commonly acts as trustees and in other fiduciary capacities that result in the holding or placing of assets on behalf of individuals, trusts, retirement benefit plans and other institutions. These assets and income arising thereon are excluded from these financial statements, as they are not assets of the Group.

Financial assets and liabilities (excluding derivatives)
From 01.01.04 to 31.12.04
Securities, including equity shares and treasury bills, which are intended for use on a continuing basis in the Group's activities are classified as investment securities. They include portfolios of securities held in countries where the Group is required to maintain a stock of liquid assets. Investment securities are stated at cost less any provision for permanent diminution in value. The cost of dated investment securities is adjusted to reflect the amortisation of accretion of premiums and discounts on acquisition on a straight-line basis over the residual period to maturity. The amortisation and accretion of premiums and discounts are included in interest income.

Securities other than investment securities are classified as trading securities and are held at market value. Where the market value of such securities is higher than cost, the original cost is not disclosed as its determination is not practicable.

From 01.01.05
The Group classifies its financial assets in the following categories: financial assets held at fair value through profit or loss; loans and receivables; held-to-maturity investments; and available-for-sale financial assets. Financial liabilities are classified as either at fair value through profit or loss, or at amortised cost. Management determines the classification of its financial assets and liabilities at initial recognition.

(a) Financial assets and liabilities at fair value through profit or loss
This category has two sub-categories: financial assets and liabilities held for trading, and those designated at fair value through profit or loss at inception. A financial asset or liability is classified in this category if acquired principally for the purpose of selling in the short term or if so designated by management. Derivatives are also categorised as held for trading unless they are designated as hedges.

Financial assets and liabilities may be designated at fair value through profit or loss when:

- the designation eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise from measuring assets or liabilities on a different basis, or
- a group of financial assets and/or liabilities are managed and its performance evaluated on a fair value basis; or
- assets or liabilities include embedded derivatives and such derivatives are not recognised separately.

Notes to the Accounts continued

1. Accounting Policies continued

(b) Loans and receivables
Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market.

(c) Held-to-maturity
Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Group's management has the positive intention and ability to hold to maturity. Were the Group to sell other than an insignificant amount of held-to-maturity assets, the entire category would be tainted and reclassified as available-for-sale.

(d) Available-for-sale
Available-for-sale investments are those intended to be held for an indefinite period of time, which may be sold in response to needs for liquidity or changes in interest rates, exchange rates or equity prices.

Purchases and sales of financial assets and liabilities at fair value through profit or loss, financial assets held-to-maturity and available-for-sale are initially recognised on trade-date (the date on which the Group commits to purchase or sell the asset). Loans are recognised when cash is advanced to the borrowers. Financial assets are initially recognised at fair value plus directly attributable transaction costs for all financial assets not carried at fair value through profit or loss. Financial assets are derecognised when the rights to receive cash flows from the financial assets have expired or where the Group has transferred substantially all risks and rewards of ownership. Financial liabilities are derecognised when they are extinguished.

Available-for-sale financial assets and financial assets and liabilities at fair value through profit or loss are subsequently carried at fair value. Loans and receivables and held-to-maturity investments are carried at amortised cost using the effective interest method.

Gains and losses arising from changes in the fair value of the 'financial assets held at fair value through profit or loss' category are included in the income statement in the period in which they arise. Gains and losses arising from changes in the fair value of available-for-sale financial assets other than foreign exchange gains and losses from monetary items are recognised directly in equity, until the financial asset is derecognised or impaired at which time the cumulative gain or loss previously recognised in equity is recognised in profit or loss. However, interest calculated using the effective interest method is recognised in the income statement. Dividends on available-for-sale equity instruments are recognised in the income statement when the entity's right to receive payment is established.

The fair values of quoted investments in active markets are based on current bid prices. If the market for a financial asset is not active (and for unlisted securities), the Group establishes fair value by using valuation techniques. These include the use of recent arm's length transactions, discounted cash flow analysis, option pricing models and other valuation techniques commonly used by market participants.

Impairment of financial assets
From 01.01.04 to 31.12.04
Provisions for impairment are held in respect of loans and advances, including cross border exposures. The provisions comprise two elements – specific and general.

Provisions against loans and advances are based on an appraisal of the loan portfolio. Specific provisions are made where the repayment of identified loans is in doubt and reflect an estimate of the amount of loss expected. The general provision is for the inherent risk of losses which, although they have not been separately identified, are known from experience to be present in any loan portfolio and to other material uncertainties where specific provisioning is not appropriate. The amount of the general provision reflects past experience and judgements about current conditions in particular locations or business sectors.

Provisions are made against cross border exposures where a country may experience or has experienced external liquidity problems and doubts exist as to whether full recovery will be achieved.

Provisions are applied to write off advances, in part or in whole, when they are considered wholly or partly irrecoverable.

Interest on loans and advances is accrued to income until such time as reasonable doubt exists about its collectability; thereafter, and until all or part of the loan is written off, interest continues to accrue on customers' accounts, but is not included in income. Such suspended interest is deducted from loans and advances on the balance sheet.

From 01.01.05
Assets carried at amortised cost
The Group assesses at each balance sheet date whether there is objective evidence that a financial asset or group of financial assets is impaired. A financial asset or a group of financial assets is impaired and impairment losses are incurred if, and only if, there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a 'loss event') and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.

The Group first assesses whether objective evidence of impairment exists individually for financial assets that are individually significant, and individually or collectively for financial assets that are not individually significant. If the Group determines that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, it includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment. Assets that are individually assessed for impairment and for which an impairment loss is or continues to be recognised are not included in a collective assessment of impairment.

If there is objective evidence that an impairment loss on loans and receivables or held-to-maturity investments carried at amortised cost has been incurred, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset's original effective interest rate. The carrying amount of the asset is reduced through the use of an allowance account and the amount of the loss is recognised in the income statement. If a loan or held-to-maturity investment has a variable interest rate, the discount rate for measuring any impairment loss is the current effective interest rate determined under the contract. As a practical expedient, the Group may measure impairment on the basis of an instrument's fair value using an observable market price.

The calculation of the present value of the estimated future cash flows of a collateralised financial asset reflects the cash flows that may result from foreclosure less costs for obtaining and selling the collateral, whether or not foreclosure is probable. For the purposes of a collective evaluation of impairment, financial assets are grouped on the basis of similar credit risk characteristics (i.e. on the basis of the Group's grading process that considers asset type, industry, geographical location, collateral type, past-due status and other relevant factors). Those characteristics are relevant to the estimation of future cash flows for groups of such assets by being indicative of the debtors' ability to pay all amounts due according to the contractual terms of the assets being evaluated.

1. Accounting Policies continued

Share-based compensation
The Group operates equity-settled and cash-settled share-based compensation plans. The fair value of the employee services received in exchange for the grant of the options is recognised as an expense. For equity-settled awards, the total amount to be expensed over the vesting period is determined by reference to the fair value of the options granted, excluding the impact of any non-market vesting conditions (for example, profitability and growth targets). Non-market vesting conditions are included in assumptions about the number of options that are expected to become exercisable. At each balance sheet date, the Group revises its estimates of the number of options that are expected to become exercisable. It recognises the impact of the revision of original estimates, if any, in the income statement, and a corresponding adjustment to equity over the remaining vesting period. The proceeds received net of any directly attributable transaction costs are credited to share capital (nominal value) and share premium when the options are exercised.

Cash-settled awards are revalued at each balance sheet date with any changes in fair value charged or credited to staff costs in the income statement.

Deferred tax
Deferred tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled.

Deferred tax assets are recognised where it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Income tax payable on profits, based on the applicable tax law in each jurisdiction, is recognised as an expense in the period in which profits arise. The tax effects of income tax losses available for carry forward are recognised as an asset when it is probable that future taxable profits will be available against which these losses can be utilised.

Deferred tax related to items which are charged or credited directly to equity, is credited or charged directly to equity and is subsequently recognised in the income statement together with the deferred gain or loss.

Borrowings
Borrowings are recognised initially at fair value, being their issue proceeds (fair value of consideration received) net of transaction costs incurred. Borrowings are subsequently stated at amortised cost; any difference between proceeds net of transaction costs and the redemption value is recognised in the income statement over the period of the borrowings using the effective interest method.

Preference shares, which carry a mandatory coupon, or are redeemable on a specific date or at the option of the shareholder, are classified as financial liabilities and are presented in other borrowed funds. The dividends on these preference shares are recognised in the income statement as interest expense on an amortised cost basis using the effective interest method.

If the Group purchases its own debt, it is removed from the balance sheet, and the difference between the carrying amount of a liability and the consideration paid is included in other income.

Share capital
Incremental costs directly attributable to the issue of new shares or options or to the acquisition of a business are shown in equity as a deduction, net of tax, from the proceeds.

Dividends on ordinary shares are recognised in equity in the period in which they are declared.

Where the Company or other members of the consolidated Group purchases the Company's equity share capital, the consideration paid is deducted from total shareholders' equity as treasury shares until they are cancelled. Where such shares are subsequently sold or reissued, any consideration received is included in shareholders' equity.

Fiduciary activities
The Group commonly acts as trustees and in other fiduciary capacities that result in the holding or placing of assets on behalf of individuals, trusts, retirement benefit plans and other institutions. These assets and income arising thereon are excluded from these financial statements, as they are not assets of the Group.

Financial assets and liabilities (excluding derivatives)
From 01.01.04 to 31.12.04
Securities, including equity shares and treasury bills, which are intended for use on a continuing basis in the Group's activities are classified as investment securities. They include portfolios of securities held in countries where the Group is required to maintain a stock of liquid assets. Investment securities are stated at cost less any provision for permanent diminution in value. The cost of dated investment securities is adjusted to reflect the amortisation of accretion of premiums and discounts on acquisition on a straight-line basis over the residual period to maturity. The amortisation and accretion of premiums and discounts are included in interest income.

Securities other than investment securities are classified as trading securities and are held at market value. Where the market value of such securities is higher than cost, the original cost is not disclosed as its determination is not practicable.

From 01.01.05
The Group classifies its financial assets in the following categories: financial assets held at fair value through profit or loss; loans and receivables; held-to-maturity investments; and available-for-sale financial assets. Financial liabilities are classified as either at fair value through profit or loss, or at amortised cost. Management determines the classification of its financial assets and liabilities at initial recognition.

(a) Financial assets and liabilities at fair value through profit or loss
This category has two sub-categories: financial assets and liabilities held for trading, and those designated at fair value through profit or loss at inception. A financial asset or liability is classified in this category if acquired principally for the purpose of selling in the short term or if so designated by management. Derivatives are also categorised as held for trading unless they are designated as hedges.

Financial assets and liabilities may be designated at fair value through profit or loss when:

- the designation eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise from measuring assets or liabilities on a different basis, or
- a group of financial assets and/or liabilities are managed and its performance evaluated on a fair value basis, or
- assets or liabilities include embedded derivatives and such derivatives are not recognised separately.

Notes to the Accounts continued

1. Accounting Policies continued

(b) Loans and receivables
Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market.

(c) Held-to-maturity
Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Group's management has the positive intention and ability to hold to maturity. Were the Group to sell other than an insignificant amount of held-to-maturity assets, the entire category would be tainted and reclassified as available-for-sale.

(d) Available-for-sale
Available-for-sale investments are those intended to be held for an indefinite period of time, which may be sold in response to needs for liquidity or changes in interest rates, exchange rates or equity prices.

Purchases and sales of financial assets and liabilities at fair value through profit or loss, financial assets held-to-maturity and available-for-sale are initially recognised on trade-date (the date on which the Group commits to purchase or sell the asset). Loans are recognised when cash is advanced to the borrowers. Financial assets are initially recognised at fair value plus directly attributable transaction costs for all financial assets not carried at fair value through profit or loss. Financial assets are derecognised when the rights to receive cash flows from the financial assets have expired or where the Group has transferred substantially all risks and rewards of ownership. Financial liabilities are derecognised when they are extinguished.

Available-for-sale financial assets and financial assets and liabilities at fair value through profit or loss are subsequently carried at fair value. Loans and receivables and held-to-maturity investments are carried at amortised cost using the effective interest method.

Gains and losses arising from changes in the fair value of the 'financial assets held at fair value through profit or loss' category are included in the income statement in the period in which they arise. Gains and losses arising from changes in the fair value of available-for-sale financial assets other than foreign exchange gains and losses from monetary items are recognised directly in equity, until the financial asset is derecognised or impaired at which time the cumulative gain or loss previously recognised in equity is recognised in profit or loss. However, interest calculated using the effective interest method is recognised in the income statement. Dividends on available-for-sale equity instruments are recognised in the income statement when the entity's right to receive payment is established.

The fair values of quoted investments in active markets are based on current bid prices. If the market for a financial asset is not active (and for unlisted securities), the Group establishes fair value by using valuation techniques. These include the use of recent arm's length transactions, discounted cash flow analysis, option pricing models and other valuation techniques commonly used by market participants.

Impairment of financial assets
From 01.01.04 to 31.12.04
Provisions for impairment are held in respect of loans and advances, including cross border exposures. The provisions comprise two elements – specific and general.

Provisions against loans and advances are based on an appraisal of the loan portfolio. Specific provisions are made where the repayment of identified loans is in doubt and reflect an estimate of the amount of loss expected. The general provision is for the inherent risk of losses which, although they have not been separately identified, are known from experience to be present in any loan portfolio and to other material uncertainties where specific provisioning is not appropriate. The amount of the general provision reflects past experience and judgements about current conditions in particular locations or business sectors.

Provisions are made against cross border exposures where a country may experience or has experienced external liquidity problems and doubts exist as to whether full recovery will be achieved.

Provisions are applied to write off advances, in part or in whole, when they are considered wholly or partly irrecoverable.

Interest on loans and advances is accrued to income until such time as reasonable doubt exists about its collectability; thereafter, and until all or part of the loan is written off, interest continues to accrue on customers' accounts, but is not included in income. Such suspended interest is deducted from loans and advances on the balance sheet.

From 01.01.05
Assets carried at amortised cost
The Group assesses at each balance sheet date whether there is objective evidence that a financial asset or group of financial assets is impaired. A financial asset or a group of financial assets is impaired and impairment losses are incurred if, and only if, there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a 'loss event') and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.

The Group first assesses whether objective evidence of impairment exists individually for financial assets that are individually significant, and individually or collectively for financial assets that are not individually significant. If the Group determines that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, it includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment. Assets that are individually assessed for impairment and for which an impairment loss is or continues to be recognised are not included in a collective assessment of impairment.

If there is objective evidence that an impairment loss on loans and receivables or held-to-maturity investments carried at amortised cost has been incurred, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset's original effective interest rate. The carrying amount of the asset is reduced through the use of an allowance account and the amount of the loss is recognised in the income statement. If a loan or held-to-maturity investment has a variable interest rate, the discount rate for measuring any impairment loss is the current effective interest rate determined under the contract. As a practical expedient, the Group may measure impairment on the basis of an instrument's fair value using an observable market price.

The calculation of the present value of the estimated future cash flows of a collateralised financial asset reflects the cash flows that may result from foreclosure less costs for obtaining and selling the collateral, whether or not foreclosure is probable. For the purposes of a collective evaluation of impairment, financial assets are grouped on the basis of similar credit risk characteristics (i.e. on the basis of the Group's grading process that considers asset type, industry, geographical location, collateral type, past-due status and other relevant factors). Those characteristics are relevant to the estimation of future cash flows for groups of such assets by being indicative of the debtors' ability to pay all amounts due according to the contractual terms of the assets being evaluated.

1. Accounting Policies continued

Future cash flows in a group of financial assets that are collectively evaluated for impairment are estimated on the basis of the historical loss experience for assets with credit risk characteristics similar to those in the Group. Historical loss experience is adjusted on the basis of current observable data to reflect the effects of current conditions that did not affect the period on which the historical loss experience is based and to remove the effects of conditions in the historical period that do not exist currently.

To the extent a loan is uncollectable, it is written off against the related provision for loan impairment. Such loans are written off after all the necessary procedures have been completed and the amount of the loss has been determined. Subsequent recoveries of amounts previously written off decrease the amount of the provision for loan impairment in the income statement. If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognised (such as an improvement in the debtor's credit rating), the previously recognised impairment loss is reversed by adjusting the allowance account. The amount of the reversal is recognised in the income statement.

Available-for-sale assets
A significant or prolonged decline in the fair value of the security below its cost is considered in determining whether the assets are impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss (measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognised in profit or loss) is removed from equity and recognised in the income statement. Impairment losses recognised in the income statement on equity instruments are not reversed through the income statement. If, in a subsequent period, the fair value of a debt instrument classified as available-for-sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognised in profit or loss, the impairment loss is reversed through the income statement.

Derivative financial instruments and hedge accounting
From 01.01.04 to 31.12.04
Off-balance sheet financial instruments are valued with reference to market prices and the resultant profit or loss is included in the profit and loss account, except where the position in the instrument has been designated as a hedge when the profit or loss resulting from marking them to market is dealt with in the same way as the accounting treatment applied to the position hedged.

Trading positions are valued at market rates, and non-trading positions are valued on the same basis as the items being hedged. Netting occurs where transactions with the same counterparty meet the following requirements. The balances must be determinable and in freely convertible currencies, the Standard Chartered entity can insist on net settlement, and this ability is beyond doubt.

From 01.01.05
Derivatives are initially recognised at fair value on the date on which a derivative contract is entered into and are subsequently remeasured at their fair value. Fair values are obtained from quoted market prices in active markets, including recent market transactions, and valuation techniques, including discounted cash flow models and options pricing models, as appropriate. All derivatives are carried as assets when fair value is positive and as liabilities when fair value is negative.

Certain derivatives embedded in other financial instruments, such as the conversion option in a convertible bond, are treated as separate derivatives when their economic characteristics and risks are not closely related to those of the host contract and the host contract is not carried at fair value through profit or loss. These embedded derivatives are measured at fair value with changes in fair value recognised in the income statement.

The method of recognising the resulting fair value gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. The Group designates certain derivatives as either: (1) hedges of the fair value of recognised assets or liabilities or firm commitments (fair value hedge); or, (2) hedges of highly probable future cash flows attributable to a recognised asset or liability, or a forecasted transaction (cash flow hedge). Hedge accounting is used for derivatives designated in this way provided certain criteria are met.

The Group documents, at the inception of the transaction, the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. The Group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

(a) Fair value hedge
Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the income statement, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk. If the hedge no longer meets the criteria for hedge accounting, the adjustment to the carrying amount of a hedged item for which the effective interest method is used is amortised to profit or loss over the period to maturity.

(b) Cash flow hedge
The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges are recognised in equity. The gain or loss relating to the ineffective portion is recognised immediately in the income statement.

Amounts accumulated in equity are recycled to the income statement in the periods in which the hedged item will affect profit or loss.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognised when the forecast transaction is ultimately recognised in the income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the income statement.

(c) Net investment hedge
Hedges of net investments in foreign operations are accounted for similarly to cash flow hedges. Any gain or loss on the hedging instrument relating to the effective portion of the hedge is recognised in the translation reserve; the gain or loss relating to the ineffective portion is recognised immediately in the income statement. Gains and losses accumulated in equity are included in the income statement when the foreign operation is disposed of.

Derivatives that do not qualify for hedge accounting
Certain derivative instruments do not qualify for hedge accounting. Changes in the fair value of any derivative instrument that does not qualify for hedge accounting are recognised immediately in the income statement.

Notes to the Accounts continued

1. Accounting Policies continued

Offsetting financial instruments
From 01.01.04 to 31.12.04
Financial assets and liabilities are offset and the net amount reported in the balance sheet when there is a legally enforceable right to offset the recognised amounts.

From 01.01.05
Financial assets and liabilities are offset and the net amount reported in the balance sheet when there is a legally enforceable right to offset the recognised amounts and there is an intention to settle on a net basis, or realise the asset and settle the liability simultaneously.

Sale and repurchase agreements
Securities sold subject to repurchase agreements ('repos') remain on the balance sheet; the counterparty liability is included in amounts due to other banks, deposits from banks, other deposits or deposits due to customers, as appropriate. Securities purchased under agreements to resell ('reverse repos') are recorded as loans and advances to other banks or customers, as appropriate. The difference between sale and repurchase price is treated as interest and accrued over the life of the agreements using the effective interest method.

Securities lent to counterparties are also retained in the financial statements. Securities borrowed are not recognised in the financial statements, unless these are sold to third parties, in which case the purchase and sale are recorded with the gain or loss included in trading income.

Interest income and expense
From 01.01.05
Interest income and expense is recognised in the income statement using the effective interest method.

The effective interest method is a method of calculating the amortised cost of a financial asset or a financial liability and of allocating the interest income or interest expense over the relevant period. The effective interest rate is the rate that discounts estimated future cash payments or receipts through the expected life of the financial instrument or, when appropriate, a shorter period to the net carrying amount of the financial asset or financial liability. When calculating the effective interest rate, the Group estimates cash flows considering all contractual terms of the financial instrument (for example, prepayment options) but does not consider future credit losses. The calculation includes all fees and points paid or received between parties to the contract that are an integral part of the effective interest rate, transaction costs and all other premiums or discounts.

Once a financial asset or a group of similar financial assets has been written down as a result of an impairment loss, interest income is recognised using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss.

Fees and commissions
From 01.01.04 to 31.12.04
Fees and commissions which represent a payment for a service provided in setting up a transaction, are credited to the profit and loss account once they are receivable.

Fees and commissions which in substance amount to an additional interest charge, are recognised over the life of the underlying transaction on a level yield basis.

From 01.01.05
Fees and commissions are generally recognised on an accrual basis when the service has been provided. Loan syndication fees are recognised as revenue when the syndication has been completed and the Group retained no part of the loan package for itself or retained a part at the same effective interest rate for the other participants. Portfolio and other management advisory and service fees are recognised based on the applicable service contracts, usually on a time-apportionate basis.

Hyperinflation
Where the Group has operations in countries that experience hyperinflation, the financial statements are restated for changes in general purchasing power of the local currency.

1. Accounting Policies continued

Future cash flows in a group of financial assets that are collectively evaluated for impairment are estimated on the basis of the historical loss experience for assets with credit risk characteristics similar to those in the Group. Historical loss experience is adjusted on the basis of current observable data to reflect the effects of current conditions that did not affect the period on which the historical loss experience is based and to remove the effects of conditions in the historical period that do not exist currently.

To the extent a loan is uncollectable, it is written off against the related provision for loan impairment. Such loans are written off after all the necessary procedures have been completed and the amount of the loss has been determined. Subsequent recoveries of amounts previously written off decrease the amount of the provision for loan impairment in the income statement. If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognised (such as an improvement in the debtor's credit rating), the previously recognised impairment loss is reversed by adjusting the allowance account. The amount of the reversal is recognised in the income statement.

Available-for-sale assets

A significant or prolonged decline in the fair value of the security below its cost is considered in determining whether the assets are impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss (measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognised in profit or loss) is removed from equity and recognised in the income statement. Impairment losses recognised in the income statement on equity instruments are not reversed through the income statement. If, in a subsequent period, the fair value of a debt instrument classified as available-for-sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognised in profit or loss, the impairment loss is reversed through the income statement.

Derivative financial instruments and hedge accounting
From 01.01.04 to 31.12.04

Off-balance sheet financial instruments are valued with reference to market prices and the resultant profit or loss is included in the profit and loss account, except where the position in the instrument has been designated as a hedge when the profit or loss resulting from marking them to market is dealt with in the same way as the accounting treatment applied to the position hedged.

Trading positions are valued at market rates, and non-trading positions are valued on the same basis as the items being hedged. Netting occurs where transactions with the same counterparty meet the following requirements. The balances must be determinable and in freely convertible currencies, the Standard Chartered entity can insist on net settlement, and this ability is beyond doubt.

From 01.01.05

Derivatives are initially recognised at fair value on the date on which a derivative contract is entered into and are subsequently remeasured at their fair value. Fair values are obtained from quoted market prices in active markets, including recent market transactions, and valuation techniques, including discounted cash flow models and options pricing models, as appropriate. All derivatives are carried as assets when fair value is positive and as liabilities when fair value is negative.

Certain derivatives embedded in other financial instruments, such as the conversion option in a convertible bond, are treated as separate derivatives when their economic characteristics and risks are not closely related to those of the host contract and the host contract is not carried at fair value through profit or loss. These embedded derivatives are measured at fair value with changes in fair value recognised in the income statement.

The method of recognising the resulting fair value gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. The Group designates certain derivatives as either: (1) hedges of the fair value of recognised assets or liabilities or firm commitments (fair value hedge); or, (2) hedges of highly probable future cash flows attributable to a recognised asset or liability, or a forecasted transaction (cash flow hedge). Hedge accounting is used for derivatives designated in this way provided certain criteria are met.

The Group documents, at the inception of the transaction, the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. The Group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

(a) Fair value hedge

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the income statement, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk. If the hedge no longer meets the criteria for hedge accounting, the adjustment to the carrying amount of a hedged item for which the effective interest method is used is amortised to profit or loss over the period to maturity.

(b) Cash flow hedge

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges are recognised in equity. The gain or loss relating to the ineffective portion is recognised immediately in the income statement.

Amounts accumulated in equity are recycled to the income statement in the periods in which the hedged item will affect profit or loss.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognised when the forecast transaction is ultimately recognised in the income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the income statement.

(c) Net investment hedge

Hedges of net investments in foreign operations are accounted for similarly to cash flow hedges. Any gain or loss on the hedging instrument relating to the effective portion of the hedge is recognised in the translation reserve; the gain or loss relating to the ineffective portion is recognised immediately in the income statement. Gains and losses accumulated in equity are included in the income statement when the foreign operation is disposed of.

Derivatives that do not qualify for hedge accounting

Certain derivative instruments do not qualify for hedge accounting. Changes in the fair value of any derivative instrument that does not qualify for hedge accounting are recognised immediately in the income statement.

Notes to the Accounts continued

1. Accounting Policies continued

Offsetting financial instruments
From 01.01.04 to 31.12.04
Financial assets and liabilities are offset and the net amount reported in the balance sheet when there is a legally enforceable right to offset the recognised amounts.

From 01.01.05
Financial assets and liabilities are offset and the net amount reported in the balance sheet when there is a legally enforceable right to offset the recognised amounts and there is an intention to settle on a net basis, or realise the asset and settle the liability simultaneously.

Sale and repurchase agreements
Securities sold subject to repurchase agreements ('repos') remain on the balance sheet; the counterparty liability is included in amounts due to other banks, deposits from banks, other deposits or deposits due to customers, as appropriate. Securities purchased under agreements to resell ('reverse repos') are recorded as loans and advances to other banks or customers, as appropriate. The difference between sale and repurchase price is treated as interest and accrued over the life of the agreements using the effective interest method.

Securities lent to counterparties are also retained in the financial statements. Securities borrowed are not recognised in the financial statements, unless these are sold to third parties, in which case the purchase and sale are recorded with the gain or loss included in trading income.

Interest income and expense
From 01.01.05
Interest income and expense is recognised in the income statement using the effective interest method.

The effective interest method is a method of calculating the amortised cost of a financial asset or a financial liability and of allocating the interest income or interest expense over the relevant period. The effective interest rate is the rate that discounts estimated future cash payments or receipts through the expected life of the financial instrument or, when appropriate, a shorter period to the net carrying amount of the financial asset or financial liability. When calculating the effective interest rate, the Group estimates cash flows considering all contractual terms of the financial instrument (for example, prepayment options) but does not consider future credit losses. The calculation includes all fees and points paid or received between parties to the contract that are an integral part of the effective interest rate, transaction costs and all other premiums or discounts.

Once a financial asset or a group of similar financial assets has been written down as a result of an impairment loss, interest income is recognised using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss.

Fees and commissions
From 01.01.04 to 31.12.04
Fees and commissions which represent a payment for a service provided in setting up a transaction, are credited to the profit and loss account once they are receivable.

Fees and commissions which in substance amount to an additional interest charge, are recognised over the life of the underlying transaction on a level yield basis.

From 01.01.05
Fees and commissions are generally recognised on an accrual basis when the service has been provided. Loan syndication fees are recognised as revenue when the syndication has been completed and the Group retained no part of the loan package for itself or retained a part at the same effective interest rate for the other participants. Portfolio and other management advisory and service fees are recognised based on the applicable service contracts, usually on a time-apportionate basis.

Hyperinflation
Where the Group has operations in countries that experience hyperinflation, the financial statements are restated for changes in general purchasing power of the local currency.

2. Segmental Information

The Group is organised on a worldwide basis into two main business segments: Wholesale Banking and Consumer Banking. The types of products and services within these segments are set out in the Financial Review. The Group's secondary reporting format comprises geographical segments.

By Class of Business

	2005				2004			
	Consumer Banking $million	Wholesale Banking $million	Corporate items not allocated $million	Total $million	Consumer Banking $million	Wholesale Banking $million	Corporate items not allocated $million	Total $million
Internal income	26	(26)	–	–	(2)	2	–	–
Net interest income	2,861	1,474	–	4,335	1,961	1,220	1	3,182
Other income	920	1,606	–	2,526	741	1,352	107	2,200
Operating income	3,807	3,054	–	6,861	2,700	2,574	108	5,382
Operating expenses	(2,101)	(1,710)	–	(3,811)	(1,400)	(1,426)	(23)	(2,849)
Operating profit before impairment losses	1,706	1,344	–	3,050	1,300	1,148	85	2,533
Impairment losses on loans and advances	(425)	106	–	(319)	(242)	28	–	(214)
Other impairment	(3)	(11)	(36)	(50)	–	(1)	(67)	(68)
Operating profit before taxation	1,278	1,439	(36)	2,681	1,058	1,175	18	2,251
Total assets employed	74,134	140,464	*498	215,096	38,094	108,712	*318	147,124
Total liabilities employed	79,008	123,472	*283	202,763	53,384	83,376	*295	137,055
Total risk weighted assets and contingents	52,054	73,870	–	125,924	28,069	64,055	–	92,124
Other segment items:								
Capital expenditure	114	109	–	223	98	96	–	194
Depreciation	68	58	–	126	60	55	–	115
Amortisation of intangible assets	74	83	–	157	38	85	–	123

* As required by IAS 14, tax balances are not allocated.

Notes to the Accounts continued

2. Segmental Information continued

By geographic segment
The Group manages its business segments on a global basis. The operations are based in nine main geographical areas. The UK is the home country of the parent. Following the acquisition of SC First Bank (SCFB, formerly Korea First Bank), a new geographical area of Korea has been included. Comparative amounts have been restated.

	2005									
	Asia Pacific									
	Hong Kong $million	Singapore $million	Malaysia $million	Korea $million	Other Asia Pacific $million	India $million	*Middle East & Other S Asia $million	Africa $million	Americas UK & Group Head Office $million	Total $million
Internal income	49	3	4	(4)	10	(10)	1	(16)	(37)	–
Net interest income	935	270	214	826	626	337	478	380	269	4,335
Fees and commissions income, net	352	139	60	45	225	151	234	151	138	1,495
Net trading income	101	84	44	63	165	72	89	31	120	769
Other operating income	75	14	11	24	28	40	6	5	59	262
Operating income	1,512	510	333	954	1,054	590	808	551	549	6,861
Operating expenses	(649)	(246)	(150)	(632)	(610)	(306)	(339)	(399)	(480)	(3,811)
Operating profit before impairment losses	863	264	183	322	444	284	469	152	69	3,050
Impairment losses on loans and advances	(117)	(43)	(30)	(61)	(49)	(50)	9	(43)	65	(319)
Other impairment	(1)	–	–	–	–	1	–	(47)	(3)	(50)
Operating profit before taxation	745	221	153	261	395	235	478	62	131	2,681
Loans and advances to customers – average	22,148	11,966	6,521	23,315	9,971	5,107	7,917	2,088	9,819	98,852
Net interest margins (%)	2.2	1.1	2.2	2.0	3.0	3.3	3.2	7.3	0.5	2.5
Loans and advances to customers – period end	21,584	12,541	7,613	36,037	11,210	5,017	7,348	2,251	8,576	112,177
Loans and advances to banks – period end	5,688	2,431	173	3,222	2,213	238	1,255	313	7,426	22,959
Total assets employed**	49,943	23,602	10,409	59,929	24,141	10,943	12,902	5,606	37,083	234,558
Total risk weighted assets and contingents	21,281	11,770	5,224	31,850	15,140	6,369	9,304	2,732	24,256	127,926
Capital expenditure	36	43	6	42	34	18	11	13	20	223

* Middle East and Other S Asia includes UAE operating income of $331 million, operating expenses of $133 million, impairment losses on loans and advances of $20 million and operating profit before taxation of $178 million.

** Total assets employed includes intra-group items of $19,960 million and excludes deferred tax assets of $498 million.

2. Segmental Information

The Group is organised on a worldwide basis into two main business segments: Wholesale Banking and Consumer Banking. The types of products and services within these segments are set out in the Financial Review. The Group's secondary reporting format comprises geographical segments.

By Class of Business

	2005				2004			
	Consumer Banking $million	Wholesale Banking $million	Corporate items not allocated $million	Total $million	Consumer Banking $million	Wholesale Banking $million	Corporate items not allocated $million	Total $million
Internal income	26	(26)	–	–	(2)	2	–	–
Net interest income	2,861	1,474	–	4,335	1,961	1,220	1	3,182
Other income	920	1,606	–	2,526	741	1,352	107	2,200
Operating income	3,807	3,054	–	6,861	2,700	2,574	108	5,382
Operating expenses	(2,101)	(1,710)	–	(3,811)	(1,400)	(1,426)	(23)	(2,849)
Operating profit before impairment losses	1,706	1,344	–	3,050	1,300	1,148	85	2,533
Impairment losses on loans and advances	(425)	106	–	(319)	(242)	28	–	(214)
Other impairment	(3)	(11)	(36)	(50)	–	(1)	(67)	(68)
Operating profit before taxation	1,278	1,439	(36)	2,681	1,058	1,175	18	2,251
Total assets employed	74,134	140,464	*498	215,096	38,094	108,712	*318	147,124
Total liabilities employed	79,008	123,472	*283	202,763	53,384	83,376	*295	137,055
Total risk weighted assets and contingents	52,054	73,870	–	125,924	28,069	64,055	–	92,124
Other segment items:								
Capital expenditure	114	109	–	223	98	96	–	194
Depreciation	68	58	–	126	60	55	–	115
Amortisation of intangible assets	74	83	–	157	38	85	–	123

* As required by IAS 14, tax balances are not allocated.

Notes to the Accounts continued

2. Segmental Information continued

By geographic segment

The Group manages its business segments on a global basis. The operations are based in nine main geographical areas. The UK is the home country of the parent. Following the acquisition of SC First Bank (SCFB, formerly Korea First Bank), a new geographical area of Korea has been included. Comparative amounts have been restated.

	2005									
	Asia Pacific									
	Hong Kong $million	Singapore $million	Malaysia $million	Korea $million	Other Asia Pacific $million	India $million	*Middle East & Other S Asia $million	Africa $million	Americas UK & Group Head Office $million	Total $million
Internal income	49	3	4	(4)	10	(10)	1	(16)	(37)	–
Net interest income	935	270	214	826	626	337	478	380	269	4,335
Fees and commissions income, net	352	139	60	45	225	151	234	151	138	1,495
Net trading income	101	84	44	63	165	72	89	31	120	769
Other operating income	75	14	11	24	28	40	6	5	59	262
Operating income	1,512	510	333	954	1,054	590	808	551	549	6,861
Operating expenses	(649)	(246)	(150)	(632)	(610)	(306)	(339)	(399)	(480)	(3,811)
Operating profit before impairment losses	863	264	183	322	444	284	469	152	69	3,050
Impairment losses on loans and advances	(117)	(43)	(30)	(61)	(49)	(50)	9	(43)	65	(319)
Other impairment	(1)	–	–	–	–	1	–	(47)	(3)	(50)
Operating profit before taxation	745	221	153	261	395	235	478	62	131	2,681
Loans and advances to customers – average	22,148	11,966	6,521	23,315	9,971	5,107	7,917	2,088	9,819	98,852
Net interest margins (%)	2.2	1.1	2.2	2.0	3.0	3.3	3.2	7.3	0.5	2.5
Loans and advances to customers – period end	21,584	12,541	7,613	36,037	11,210	5,017	7,348	2,251	8,576	112,177
Loans and advances to banks – period end	5,688	2,431	173	3,222	2,213	238	1,255	313	7,426	22,959
Total assets employed**	49,943	23,602	10,409	59,929	24,141	10,943	12,902	5,606	37,083	234,558
Total risk weighted assets and contingents	21,281	11,770	5,224	31,850	15,140	6,369	9,304	2,732	24,256	127,926
Capital expenditure	36	43	6	42	34	18	11	13	20	223

* Middle East and Other S Asia includes UAE operating income of $331 million, operating expenses of $133 million, impairment losses on loans and advances of $20 million and operating profit before taxation of $178 million.

** Total assets employed includes intra-group items of $19,960 million and excludes deferred tax assets of $498 million.

2. Segmental Information continued

	2004									
	Asia Pacific									
	Hong Kong $million	Singapore $million	Malaysia $million	Korea $million	Other Asia Pacific $million	India $million	*Middle East & Other S Asia $million	Africa $million	Americas UK & Group Head Office $million	Total $million
Internal income	28	(12)	(10)	(4)	(4)	(12)	(4)	(23)	41	–
Net interest income	899	324	194	32	465	299	370	374	225	3,182
Fees and commissions										
Income, net	323	114	51	7	189	111	203	153	181	1,332
Net trading income	99	81	30	33	88	67	75	74	104	651
Other operating income	57	6	5	2	17	1	4	6	119	217
Operating income	1,406	513	270	70	755	466	648	584	670	5,382
Operating expenses	(660)	(228)	(145)	(41)	(477)	(252)	(270)	(360)	(416)	(2,849)
Operating profit before impairment losses	746	285	125	29	278	214	378	224	254	2,533
Impairment losses on loans *and advances*	(125)	(33)	(2)	3	(43)	(22)	(2)	(12)	22	(214)
Other impairment	–	–	–	–	–	2	–	–	(70)	(68)
Operating profit before taxation	621	252	123	32	235	194	376	212	206	2,251
Loans and advances to customers – average	21,608	10,398	5,272	352	8,008	3,841	6,325	1,833	7,430	65,067
Net interest margin (%)	2.2	1.6	2.4	1.1	2.8	3.6	3.1	7.6	0.6	2.6
Loans and advances to customers – period end	21,744	11,765	6,374	794	8,961	4,692	6,972	2,013	8,844	72,159
Loans and advances to banks – period end	2,852	2,072	349	1,646	1,705	171	892	374	7,321	17,382
Total assets employed**	48,478	20,414	7,119	5,093	17,377	8,611	12,867	6,419	56,792	183,170
Total risk weighted assets and contingents	20,337	13,892	4,411	1,639	11,705	6,413	8,761	2,749	24,895	94,802
Capital expenditure	22	28	12	4	9	44	15	14	46	194

* Middle East and Other S Asia includes UAE operating income of $271 million, operating expenses of $100 million, impairment losses on loans and advances of $1 million and operating profit before taxation of $170 million.

** Total assets employed includes intra-group items of $28,801 million, $7,563 million of derivative balances which are netted on the Consolidated Balance Sheet and excludes deferred tax assets of $318 million.

Notes to the Accounts continued

2. Segmental Information continued

Following the acquisition of SCFB on 15 April 2005, Korea has been identified as a separately reportable geographic segment. In 2004, the existing Korean business was included in Other Asia Pacific. Accordingly, this segment has been restated to present Korea separately. The UAE segment has been included within Middle East and Other S Asia.

Apart from SCFB, Group central expenses have been distributed between segments in proportion to their direct costs and the benefit of the Group's capital has been distributed between segments in proportion to their risk weighted assets. In SCFB, allocations have been based on an estimate of direct management costs of integration as a transitional measure.

Assets held at the centre have been distributed between geographic segments in proportion to their total assets employed.

Total risk weighted assets and contingents include $2,002 million (31 December 2004: $2,678 million) of balances which are netted in calculating capital ratios.

In 2005 other impairment includes provision made in respect of exposures in Zimbabwe. In 2004 other operating income includes profits and losses arising from corporate decisions to dispose of investments in KorAm Bank ($95 million in Americas, UK & Group Head Office) and Bank of China (Hong Kong) ($36 million in Hong Kong) and the premium on repurchase of surplus subordinated debt ($23 million in India). Costs include $18 million related to the incorporation of the Hong Kong business (Hong Kong) and the $5 million donation to the Tsunami relief effort (Malaysia, India, Other APR and MESA). Other impairment includes goodwill impairment of $67 million. These decisions resulted in net non-recurring gains of $18 million. They are included in the Geographic segmental information, but are not allocated to businesses in the Business segmental information.

Capital expenditure comprises additions to property and equipment (note 25) and intangibles (note 24) including additions resulting from acquisitions.

3. Interest Income

	2005 $million	2004 $million
Balances at central banks	8	3
Treasury bills	469	254
Loans and advances to banks	851	491
Loans and advances to customers	6,104	3,563
Listed debt securities	525	428
Unlisted debt securities	745	573
Accrued on impaired assets (discount unwind)	48	–
	8,750	5,312

Total interest income from financial instruments held at amortised cost in 2005 is $6,313 million.

4. Interest Expense

	2005 $million	2004 $million
Deposits by banks	643	385
Customer accounts:		
Current and demand accounts	597	239
Savings deposits	97	68
Time deposits	1,852	895
Debt securities in issue	703	178
Subordinated loan capital and other borrowed funds:		
Wholly repayable within five years	158	82
Other	365	283
	4,415	2,130

Total interest expense on financial instruments held at amortised cost in 2005 is $4,262 million.

2. Segmental Information continued

	2004									
	Asia Pacific									
	Hong Kong $million	Singapore $million	Malaysia $million	Korea $million	Other Asia Pacific $million	India $million	*Middle East & Other S Asia $million	Africa $million	Americas UK & Group Head Office $million	Total $million
Internal income	28	(12)	(10)	(4)	(4)	(12)	(4)	(23)	41	–
Net interest income	899	324	194	32	465	299	370	374	225	3,182
Fees and commissions										
Income, net	323	114	51	7	189	111	203	153	181	1,332
Net trading income	99	81	30	33	88	67	75	74	104	651
Other operating income	57	6	5	2	17	1	4	6	119	217
Operating income	1,406	513	270	70	755	466	648	584	670	5,382
Operating expenses	(660)	(228)	(145)	(41)	(477)	(252)	(270)	(360)	(416)	(2,849)
Operating profit before impairment losses	746	285	125	29	278	214	378	224	254	2,533
Impairment losses on loans *and advances*	(125)	(33)	(2)	3	(43)	(22)	(2)	(12)	22	(214)
Other impairment	–	–	–	–	–	2	–	–	(70)	(68)
Operating profit before taxation	621	252	123	32	235	194	376	212	206	2,251
Loans and advances to customers – average	21,608	10,398	5,272	352	8,008	3,841	6,325	1,833	7,430	65,067
Net interest margin (%)	2.2	1.6	2.4	1.1	2.8	3.6	3.1	7.6	0.6	2.6
Loans and advances to customers – period end	21,744	11,765	6,374	794	8,961	4,692	6,972	2,013	8,844	72,159
Loans and advances to banks – period end	2,852	2,072	349	1,646	1,705	171	892	374	7,321	17,382
Total assets employed**	48,478	20,414	7,119	5,093	17,377	8,611	12,867	6,419	56,792	183,170
Total risk weighted assets and contingents	20,337	13,892	4,411	1,639	11,705	6,413	8,761	2,749	24,895	94,802
Capital expenditure	22	28	12	4	9	44	15	14	46	194

* Middle East and Other S Asia includes UAE operating income of $271 million, operating expenses of $100 million, impairment losses on loans and advances of $1 million and operating profit before taxation of $170 million.

** Total assets employed includes intra-group items of $28,801 million, $7,563 million of derivative balances which are netted on the Consolidated Balance Sheet and excludes deferred tax assets of $318 million.

Notes to the Accounts continued

2. **Segmental Information** continued

Following the acquisition of SCFB on 15 April 2005, Korea has been identified as a separately reportable geographic segment. In 2004, the existing Korean business was included in Other Asia Pacific. Accordingly, this segment has been restated to present Korea separately. The UAE segment has been included within Middle East and Other S Asia.

Apart from SCFB, Group central expenses have been distributed between segments in proportion to their direct costs and the benefit of the Group's capital has been distributed between segments in proportion to their risk weighted assets. In SCFB, allocations have been based on an estimate of direct management costs of integration as a transitional measure.

Assets held at the centre have been distributed between geographic segments in proportion to their total assets employed.

Total risk weighted assets and contingents include $2,002 million (31 December 2004: $2,678 million) of balances which are netted in calculating capital ratios.

In 2005 other impairment includes provision made in respect of exposures in Zimbabwe. In 2004 other operating income includes profits and losses arising from corporate decisions to dispose of investments in KorAm Bank ($95 million in Americas, UK & Group Head Office) and Bank of China (Hong Kong) ($36 million in Hong Kong) and the premium on repurchase of surplus subordinated debt ($23 million in India). Costs include $18 million related to the incorporation of the Hong Kong business (Hong Kong) and the $5 million donation to the Tsunami relief effort (Malaysia, India, Other APR and MESA). Other impairment includes goodwill impairment of $67 million. These decisions resulted in net non-recurring gains of $18 million. They are included in the Geographic segmental information, but are not allocated to businesses in the Business segmental information.

Capital expenditure comprises additions to property and equipment (note 25) and intangibles (note 24) including additions resulting from acquisitions.

3. **Interest Income**

	2005 $million	2004 $million
Balances at central banks	8	3
Treasury bills	469	254
Loans and advances to banks	851	491
Loans and advances to customers	6,104	3,563
Listed debt securities	525	428
Unlisted debt securities	745	573
Accrued on impaired assets (discount unwind)	48	–
	8,750	5,312

Total interest income from financial instruments held at amortised cost in 2005 is $6,313 million.

4. **Interest Expense**

	2005 $million	2004 $million
Deposits by banks	643	385
Customer accounts:		
Current and demand accounts	597	239
Savings deposits	97	68
Time deposits	1,852	895
Debt securities in issue	703	178
Subordinated loan capital and other borrowed funds:		
Wholly repayable within five years	158	82
Other	365	283
	4,415	2,130

Total interest expense on financial instruments held at amortised cost in 2005 is $4,262 million.

5. Net Trading Income

	2005 $million	2004 $million
Gains less losses on foreign currency	613	494
Gains less losses on trading securities	(19)	20
Other trading profits	175	137
	769	651

6. Other Operating Income

	2005 $million	2004 $million
Other operating income includes:		
Gains less losses on disposal of investment securities	–	164
Gains less losses on disposal of available-for-sale financial assets	107	–
Dividend income	62	11
Premium paid on repurchase of subordinated debt	–	(23)

7. Operating Expenses

	2005 $million	2004 $million
Staff costs:		
Wages and salaries	1,653	1,195
Social security costs	48	32
Other pension costs (note 35)	131	92
Other staff costs	313	240
	2,145	1,559
Premises and equipment expenses:		
Rental of premises	183	150
Other premises and equipment costs	167	159
Rental of computers and equipment	13	12
	363	321
General administrative expenses	1,020	731

Wages and salaries include share based expenses – see note 40.

The Group employed 43,899 staff at 31 December 2005 (31 December 2004: 33,323).

The Company employed nil staff at 31 December 2005 (31 December 2004: nil). It incurred costs of $3 million (2004: $2 million).

Directors emoluments
Details of directors' pay and benefits and interests in shares are disclosed in the directors' remuneration report on pages 49 to 61.

Transactions with directors, officers and other related parties are disclosed in the related parties note 51 on page 126.

Notes to the Accounts continued

7. Operating Expenses continued

Other administrative expenses include $12.4 million (2004: $8.3 million) in respect of auditor's remuneration for the Group, of which $0.4 million (2004: $0.4 million) relates to the Company. The auditors of the Company, KPMG Audit Plc and their associated firms, also received $3.1 million (2004: $5.9 million) in respect of non-audit services provided to the Group. Details of non-audit services are reflected below:

	2005 $million	2004 $million
Non-audit fees paid to KPMG Audit Plc and its associated firms:		
Regulatory reviews	0.3	1.7
Accounting reviews/advisory	1.1	0.3
Capital raising activities	0.2	0.2
Assistance with business acquisitions and disposals	0.4	1.1
Tax advisory and compliance	0.8	1.2
Other assistance	0.3	1.4
	3.1	5.9

In addition to the above services, the Group's auditors acted as auditor to the Standard Chartered Pension Fund, a UK defined contribution staff pension plan and, since the date of acquisition, the SC First Bank pension plans. The appointment of auditors to the Group's pension schemes and the fees paid in respect of these audits are agreed by the trustees of each scheme, who act independently from the management of the Group. The aggregate fees paid to the Group's auditor for audit services to the pension schemes during the year were $0.2 million (2004: $0.2 million).

8. Depreciation and Amortisation

	2005 $million	2004 $million
Premises	53	47
Equipment	73	68
Intangibles:		
Software	125	123
Acquired on business combinations	32	–
	283	238

9. Other Impairment

	2005 $million	2004 $million
Goodwill	2	67
Other	48	1
	50	68

Under IFRS, goodwill is not amortised. Instead, annual impairment assessments are made. On transition to IFRS on 1 January 2004, goodwill amortisation of $181 million recorded under UK GAAP in 2004 was reversed and an impairment charge of $67 million was recorded in its place to write down goodwill on certain investments to $nil (see note 24). Other impairment mainly comprises provision for exposures in Zimbabwe.

5. Net Trading Income

	2005 $million	2004 $million
Gains less losses on foreign currency	613	494
Gains less losses on trading securities	(19)	20
Other trading profits	175	137
	769	651

6. Other Operating Income

	2005 $million	2004 $million
Other operating income includes:		
Gains less losses on disposal of investment securities	–	164
Gains less losses on disposal of available-for-sale financial assets	107	–
Dividend income	62	11
Premium paid on repurchase of subordinated debt	–	(23)

7. Operating Expenses

	2005 $million	2004 $million
Staff costs:		
Wages and salaries	1,653	1,195
Social security costs	48	32
Other pension costs (note 35)	131	92
Other staff costs	313	240
	2,145	1,559
Premises and equipment expenses:		
Rental of premises	183	150
Other premises and equipment costs	167	159
Rental of computers and equipment	13	12
	363	321
General administrative expenses	1,020	731

Wages and salaries include share based expenses – see note 40.

The Group employed 43,899 staff at 31 December 2005 (31 December 2004: 33,323).

The Company employed nil staff at 31 December 2005 (31 December 2004: nil). It incurred costs of $3 million (2004: $2 million).

Directors emoluments
Details of directors' pay and benefits and interests in shares are disclosed in the directors' remuneration report on pages 49 to 61.

Transactions with directors, officers and other related parties are disclosed in the related parties note 51 on page 126.

Notes to the Accounts continued

7. **Operating Expenses** continued

Other administrative expenses include $12.4 million (2004: $8.3 million) in respect of auditor's remuneration for the Group, of which $0.4 million (2004: $0.4 million) relates to the Company. The auditors of the Company, KPMG Audit Plc and their associated firms, also received $3.1 million (2004: $5.9 million) in respect of non-audit services provided to the Group. Details of non-audit services are reflected below:

	2005 $million	2004 $million
Non-audit fees paid to KPMG Audit Plc and its associated firms:		
Regulatory reviews	0.3	1.7
Accounting reviews/advisory	1.1	0.3
Capital raising activities	0.2	0.2
Assistance with business acquisitions and disposals	0.4	1.1
Tax advisory and compliance	0.8	1.2
Other assistance	0.3	1.4
	3.1	5.9

In addition to the above services, the Group's auditors acted as auditor to the Standard Chartered Pension Fund, a UK defined contribution staff pension plan and, since the date of acquisition, the SC First Bank pension plans. The appointment of auditors to the Group's pension schemes and the fees paid in respect of these audits are agreed by the trustees of each scheme, who act independently from the management of the Group. The aggregate fees paid to the Group's auditor for audit services to the pension schemes during the year were $0.2 million (2004: $0.2 million).

8. **Depreciation and Amortisation**

	2005 $million	2004 $million
Premises	53	47
Equipment	73	68
Intangibles:		
Software	125	123
Acquired on business combinations	32	–
	283	238

9. **Other Impairment**

	2005 $million	2004 $million
Goodwill	2	67
Other	48	1
	50	68

Under IFRS, goodwill is not amortised. Instead, annual impairment assessments are made. On transition to IFRS on 1 January 2004, goodwill amortisation of $181 million recorded under UK GAAP in 2004 was reversed and an impairment charge of $67 million was recorded in its place to write down goodwill on certain investments to $nil (see note 24). Other impairment mainly comprises provision for exposures in Zimbabwe.

10. Taxation

Analysis of taxation charge in the year:

	2005 $million	2004 $million
The charge for taxation based upon the profits for the year comprises:		
United Kingdom corporation tax at 30% (31 December 2004: 30%):		
Current tax on income for the year	326	407
Adjustments in respect of prior periods	4	18
Double taxation relief	(308)	(357)
Foreign tax:		
Current tax on income for the year	671	559
Adjustments in respect of prior periods	(18)	(13)
Total current tax	675	614
Deferred tax:		
Origination/reversal of temporary differences	35	16
Tax on profits on ordinary activities	710	630
Effective tax rate	26.5%	28.0%

Overseas taxation includes taxation on Hong Kong profits of $131 million (31 December 2004: $92 million) provided at a rate *of 17.5 per cent (31 December 2004: 17.5 per cent) on the profits assessable in Hong Kong.*

The taxation charge for the year is lower than the standard rate of corporation tax in the United Kingdom, 30 per cent.

The differences are explained below:

	2005 $million	2004 $million
Profit on ordinary activities before taxation	2,681	2,251
Tax at 30 per cent (2004: 30 per cent)	804	675
Effects of:		
Tax free income	(16)	–
Lower taxes on overseas earnings	(111)	(12)
One-off adjustments on Korea branch transfer	(12)	–
Adjustments to tax charge in respect of previous periods	(16)	3
Capital gains against which losses have been applied	–	(36)
Other items	26	(16)
Total current taxation charge	675	614

Tax recognised directly in equity:

	2005 $million	2004 $million
Current tax credit on instruments reclassified from debt to equity	20	20
Deferred tax credit on available-for-sale investments	49	–
Deferred tax credit on pensions	51	46
Deferred tax credit on share based awards	86	–
Deferred tax on other items	29	–
Total deferred tax recognised in equity	215	46
Total tax recognised in equity	235	66

Notes to the Accounts continued

11. Dividends

Ordinary Equity Shares	2005 Cents per share	2005 $million	2004 Cents per share	2004 $million
Final dividend declared and paid during the period	40.44	524	36.49	429
Interim dividends declared and paid during the period	18.94	248	17.06	201
	59.38	772	53.55	630

Dividends are recorded in the period in which they are declared. Accordingly, the final dividends set out above relate to the respective prior years. The 2005 final dividend of 45.06 cents per share ($595 million) will be paid in either sterling, Hong Kong dollars or US dollars on 12 May 2006 to shareholders on the UK register of members at the close of business in the UK on 10 March 2006 and to shareholders on the Hong Kong branch register of members at the opening of business in Hong Kong (9:00am Hong Kong time) on 10 March 2006. It is intended that shareholders will be able to elect to receive shares credited as fully paid instead of all or part of the final cash dividend. Details of the dividend will be sent to shareholders on or around 27 March 2006.

Preference Shares		2005 $million	2004 $million
Non-cumulative irredeemable preference shares:	7 3/8 per cent preference shares of £1 each*	14	14
	8 1/4 per cent preference shares of £1 each*	15	15
Non-cumulative redeemable preference shares:	8.9 per cent preference shares of $5 each	29	29

* Dividends on these preference shares are treated as interest expense in 2005 following adoption of IAS 32.

12. Earnings Per Ordinary Share

	2005 Profit $million	2005 Weighted average number of shares ('000)	2005 Per share amount cents	2004 Profit $million	2004 Weighted average number of shares ('000)	2004 Per share amount cents
Basic earnings per ordinary share	1,917	1,290,916	148.5	1,520	1,172,921	129.6
Effect of dilutive potential ordinary shares:						
Convertible bonds	7	10,346		23	34,488	
Options	–	8,678		–	3,444	
Diluted earnings per share	1,924	1,309,940	146.9	1,543	1,210,853	127.4

Normalised earnings per ordinary share

The Group measures earnings per share on a normalised basis. This differs from earnings defined in IAS 33 Earnings per share. The table below provides a reconciliation:

	2005 $million	2004 $million
Profit attributable to ordinary shareholders	1,917	1,520
Profit on sale of shares in – KorAm		(95)
– Bank of China		(36)
Premium and costs paid on repurchase of subordinated debt		23
Costs of Hong Kong incorporation		18
Tsunami donation		5
Goodwill impairment		67
Total one-off items		(18)
Amortisation of intangible assets arising on business combinations	32	–
Profit less losses on disposal of investment securities held at cost	–	(33)
Profit on sale of property, plant and equipment	–	(4)
Profit on disposal of subsidiary undertakings	–	(4)
Other impairment	42	1
Tax on normalised items	(7)	–
Normalised earnings	1,984	1,462
Normalised earnings per ordinary share	153.7c	124.6c

10. Taxation

Analysis of taxation charge in the year:

	2005 $million	2004 $million
The charge for taxation based upon the profits for the year comprises:		
United Kingdom corporation tax at 30% (31 December 2004: 30%):		
Current tax on income for the year	326	407
Adjustments in respect of prior periods	4	18
Double taxation relief	(308)	(357)
Foreign tax:		
Current tax on income for the year	671	559
Adjustments in respect of prior periods	(18)	(13)
Total current tax	675	614
Deferred tax:		
Origination/reversal of temporary differences	35	16
Tax on profits on ordinary activities	710	630
Effective tax rate	26.5%	28.0%

Overseas taxation includes taxation on Hong Kong profits of $131 million (31 December 2004: $92 million) provided at a rate of 17.5 per cent (31 December 2004: 17.5 per cent) on the profits assessable in Hong Kong.

The taxation charge for the year is lower than the standard rate of corporation tax in the United Kingdom, 30 per cent.

The differences are explained below:

	2005 $million	2004 $million
Profit on ordinary activities before taxation	2,681	2,251
Tax at 30 per cent (2004: 30 per cent)	804	675
Effects of:		
Tax free income	(16)	–
Lower taxes on overseas earnings	(111)	(12)
One-off adjustments on Korea branch transfer	(12)	–
Adjustments to tax charge in respect of previous periods	(16)	3
Capital gains against which losses have been applied	–	(36)
Other items	26	(16)
Total current taxation charge	675	614

Tax recognised directly in equity:

	2005 $million	2004 $million
Current tax credit on instruments reclassified from debt to equity	20	20
Deferred tax credit on available-for-sale investments	49	–
Deferred tax credit on pensions	51	46
Deferred tax credit on share based awards	86	–
Deferred tax on other items	29	–
Total deferred tax recognised in equity	215	46
Total tax recognised in equity	235	66

Notes to the Accounts continued

11. Dividends

Ordinary Equity Shares	2005 Cents per share	2005 $million	2004 Cents per share	2004 $million
Final dividend declared and paid during the period	40.44	524	36.49	429
Interim dividends declared and paid during the period	18.94	248	17.06	201
	59.38	772	53.55	630

Dividends are recorded in the period in which they are declared. Accordingly, the final dividends set out above relate to the respective prior years. The 2005 final dividend of 45.06 cents per share ($595 million) will be paid in either sterling, Hong Kong dollars or US dollars on 12 May 2006 to shareholders on the UK register of members at the close of business in the UK on 10 March 2006 and to shareholders on the Hong Kong branch register of members at the opening of business in Hong Kong (9:00am Hong Kong time) on 10 March 2006. It is intended that shareholders will be able to elect to receive shares credited as fully paid instead of all or part of the final cash dividend. Details of the dividend will be sent to shareholders on or around 27 March 2006.

Preference Shares		2005 $million	2004 $million
Non-cumulative irredeemable preference shares:	7 3/8 per cent preference shares of £1 each*	14	14
	8 1/4 per cent preference shares of £1 each*	15	15
Non-cumulative redeemable preference shares:	8.9 per cent preference shares of $5 each	29	29

* Dividends on these preference shares are treated as interest expense in 2005 following adoption of IAS 32.

12. Earnings Per Ordinary Share

	2005 Profit $million	2005 Weighted average number of shares ('000)	2005 Per share amount cents	2004 Profit $million	2004 Weighted average number of shares ('000)	2004 Per share amount cents
Basic earnings per ordinary share	1,917	1,290,916	148.5	1,520	1,172,921	129.6
Effect of dilutive potential ordinary shares:						
Convertible bonds	7	10,346		23	34,488	
Options	–	8,678		–	3,444	
Diluted earnings per share	1,924	1,309,940	146.9	1,543	1,210,853	127.4

Normalised earnings per ordinary share

The Group measures earnings per share on a normalised basis. This differs from earnings defined in IAS 33 Earnings per share. The table below provides a reconciliation:

	2005 $million	2004 $million
Profit attributable to ordinary shareholders	1,917	1,520
Profit on sale of shares in – KorAm		(95)
– Bank of China		(36)
Premium and costs paid on repurchase of subordinated debt		23
Costs of Hong Kong incorporation		18
Tsunami donation		5
Goodwill impairment		67
Total one-off items		(18)
Amortisation of intangible assets arising on business combinations	32	–
Profit less losses on disposal of investment securities held at cost	–	(33)
Profit on sale of property, plant and equipment	–	(4)
Profit on disposal of subsidiary undertakings	–	(4)
Other impairment	42	1
Tax on normalised items	(7)	–
Normalised earnings	1,984	1,462
Normalised earnings per ordinary share	153.7c	124.6c

12. Earnings Per Ordinary Share continued

No ordinary shares were issued after the balance sheet date that would have significantly affected the number of ordinary shares used in the above calculations had they been issued prior to the end of the balance sheet period except as described in notes 37 and 52.

Normalised EPS has grown by 23 per cent. With the adoption of IAS 39, the Group no longer normalises gains and losses on disposal of investment securities as these are now held in an available-for-sale portfolio at fair value.

Had this policy been adopted in 2004, normalised earnings per share would have been 127.5 cents and EPS growth would have been 20 per cent.

13. Financial Instruments Classification Summary

On 1 January 2005, the Group adopted IAS 39 which requires the classification of financial instruments between four recognition principles: at fair value through profit or loss (comprising trading and designated), available-for-sale, held-to-maturity and loans and receivables. The face of the balance sheet now combines financial instruments that are held at their fair value and subdivided between those assets and liabilities held for trading purposes and those that the Group has elected to hold at fair value. Comparative balance sheet lines have been reclassified only to the extent that those assets or liabilities were treated as trading under UK GAAP for that period. In addition treasury bills have been disclosed under trading assets and investment securities, as appropriate, rather than as a separate category.

The Group's classification of its principal financial assets and liablities (excluding derivatives) is summarised below:

	2005					
	Trading $million	Designated at fair value through profit or loss $million	Available-for-sale $million	Loans and receivables $million	Held-to-maturity $million	Total $million
Loans and advances to banks	1,258	–	30	21,671	–	22,959
Loans and advances to customers	230	156	105	111,686	–	112,177
Treasury bills and other eligible bills	2,223	492	10,199	–	–	12,914
Debt securities	5,612	244	25,231	1,264	215	32,566
Equity shares	118	–	954	–	–	1,072
Total assets at 31 December 2005	9,441	892	36,519	134,621	215	181,688
Total assets at 1 January 2005	6,064	1,902	30,451	88,952	1,040	128,409

	Trading $million	Designated at fair value $million	Amortised cost $million	Total $million
Due to banks	1,102	337	18,834	20,273
Customer accounts	394	614	119,931	120,939
Debt securities in issue	1,068	433	25,913	27,414
Short positions	2,345	–	–	2,345
Total liabilities at 31 December 2005	4,909	1,384	164,678	170,971
Total liabilities at 1 January 2005	3,708	–	110,942	114,650

Notes to the Accounts continued

14. Financial Assets Held at Fair Value through Profit or Loss

Certain loans and advances and debt securities with fixed rates of interest are designated at fair value through profit or loss because interest rate swaps have been acquired with the intention of significantly reducing interest rate risk. Derivatives are recorded at fair value whereas loans and advances are usually recorded at amortised cost. Designation of the loans and debt securities at fair value through profit or loss significantly reduces the accounting mismatch between fair value and amortised cost income recognition (a criteria of IFRS). The Group ensures the criteria under IFRS are met by matching the principal terms of interest rate swaps to the corresponding loan and debt security.

The changes in fair value of both the underlying loans and advances and debt securities and interest rate swaps are monitored in a similar manner to trading book portfolios.

Upon adoption of IAS 32 and 39, the Group designated these assets at fair value as at 1 January 2005. The carrying amount of $1,898 million under UK GAAP was revalued to $1,902 million.

The fair value loss on assets designated at fair value through profit or loss was $8 million.

	2005			2004
	Trading $million	Designated at fair value through profit or loss $million	Total $million	Total Trading $million
Loans and advances to banks	1,258	–	1,258	695
Loans and advances to customers	230	156	386	140
Treasury bills and other eligible bills	2,223	492	2,715	236
Debt securities	5,612	244	5,856	3,673
Equity shares	118	–	118	–
	9,441	892	10,333	4,744

Debt securities

	2005 $million	2004 $million
Issued by public bodies:		
Government securities	1,632	1,792
Other public sector securities	–	1
	1,632	1,793
Issued by banks:		
Certificates of deposit	811	82
Other debt securities	1,028	777
	1,839	859
Issued by corporate entities and other issuers:		
Other debt securities	2,385	1,021
Total debt securities	5,856	3,673
Of which:		
Listed on a recognised UK exchange	537	–
Listed elsewhere	1,526	1,505
Unlisted	3,793	2,168
	5,856	3,673

Equity securities

Unlisted	118	–

12. Earnings Per Ordinary Share continued

No ordinary shares were issued after the balance sheet date that would have significantly affected the number of ordinary shares used in the above calculations had they been issued prior to the end of the balance sheet period except as described in notes 37 and 52.

Normalised EPS has grown by 23 per cent. With the adoption of IAS 39, the Group no longer normalises gains and losses on disposal of investment securities as these are now held in an available-for-sale portfolio at fair value.

Had this policy been adopted in 2004, normalised earnings per share would have been 127.5 cents and EPS growth would have been 20 per cent.

13. Financial Instruments Classification Summary

On 1 January 2005, the Group adopted IAS 39 which requires the classification of financial instruments between four recognition principles: at fair value through profit or loss (comprising trading and designated), available-for-sale, held-to-maturity and loans and receivables. The face of the balance sheet now combines financial instruments that are held at their fair value and subdivided between those assets and liabilities held for trading purposes and those that the Group has elected to hold at fair value. Comparative balance sheet lines have been reclassified only to the extent that those assets or liabilities were treated as trading under UK GAAP for that period. In addition treasury bills have been disclosed under trading assets and investment securities, as appropriate, rather than as a separate category.

The Group's classification of its principal financial assets and liabilities (excluding derivatives) is summarised below:

	2005					
	Trading $million	Designated at fair value through profit or loss $million	Available-for-sale $million	Loans and receivables $million	Held to-maturity $million	Total $million
Loans and advances to banks	1,258	–	30	21,671	–	22,959
Loans and advances to customers	230	156	105	111,686	–	112,177
Treasury bills and other eligible bills	2,223	492	10,199	–	–	12,914
Debt securities	5,612	244	25,231	1,264	215	32,566
Equity shares	118	–	954	–	–	1,072
Total assets at 31 December 2005	9,441	892	36,519	134,621	215	181,688
Total assets at 1 January 2005	6,064	1,902	30,451	88,952	1,040	128,409

	Trading $million	Designated at fair value $million	Amortised cost $million	Total $million
Due to banks	1,102	337	18,834	20,273
Customer accounts	394	614	119,931	120,939
Debt securities in issue	1,068	433	25,913	27,414
Short positions	2,345	–	–	2,345
Total liabilities at 31 December 2005	4,909	1,384	164,678	170,971
Total liabilities at 1 January 2005	3,708	–	110,942	114,650

Notes to the Accounts continued

14. Financial Assets Held at Fair Value through Profit or Loss

Certain loans and advances and debt securities with fixed rates of interest are designated at fair value through profit or loss because interest rate swaps have been acquired with the intention of significantly reducing interest rate risk. Derivatives are recorded at fair value whereas loans and advances are usually recorded at amortised cost. Designation of the loans and debt securities at fair value through profit or loss significantly reduces the accounting mismatch between fair value and amortised cost income recognition (a criteria of IFRS). The Group ensures the criteria under IFRS are met by matching the principal terms of interest rate swaps to the corresponding loan and debt security.

The changes in fair value of both the underlying loans and advances and debt securities and interest rate swaps are monitored in a similar manner to trading book portfolios.

Upon adoption of IAS 32 and 39, the Group designated these assets at fair value as at 1 January 2005. The carrying amount of $1,898 million under UK GAAP was revalued to $1,902 million.

The fair value loss on assets designated at fair value through profit or loss was $8 million.

	2005			2004
	Trading $million	Designated at fair value through profit or loss $million	Total $million	Total Trading $million
Loans and advances to banks	1,258	–	1,258	695
Loans and advances to customers	230	156	386	140
Treasury bills and other eligible bills	2,223	492	2,715	236
Debt securities	5,612	244	5,856	3,673
Equity shares	118	–	118	–
	9,441	892	10,333	4,744

Debt securities

	2005 $million	2004 $million
Issued by public bodies:		
Government securities	1,632	1,792
Other public sector securities	–	1
	1,632	1,793
Issued by banks:		
Certificates of deposit	811	82
Other debt securities	1,028	777
	1,839	859
Issued by corporate entities and other issuers:		
Other debt securities	2,385	1,021
Total debt securities	5,856	3,673
Of which:		
Listed on a recognised UK exchange	537	–
Listed elsewhere	1,526	1,505
Unlisted	3,793	2,168
	5,856	3,673

Equity securities

Unlisted	118	–

15. Derivative Financial Instruments

Derivatives are financial instruments that derive their value from changes in response to changes in interest rates, financial instrument prices, commodity prices, foreign exchange rates, credit risk and indices. The types of derivatives used by the Group are set out below.

On 1 January 2005 the Group adopted IAS 39. It requires all derivatives to be recognised as trading and recorded at fair value, with all revaluation gains recognised in profit or loss (except where cash flow hedging has been achieved, in which case changes in fair value go through reserves). For the comparatives UK GAAP has been applied. Under UK GAAP, derivatives held for hedging purposes are classified as non-trading and are not recorded on the balance sheet at fair value.

These tables analyse the notional principal amounts and the positive and negative fair values of the Group's derivative financial instruments. Notional principal amounts are the amount of principal underlying the contract at the reporting date.

In respect of credit risk arising from the use of derivatives, the Group sets limits on net open positions. The amount of credit risk is the current positive fair value (asset) of the underlying contract. The credit risk is managed as part of the overall lending limits to banks and customers, together with potential exposures from market movements. The Group further limits its exposure to credit losses in the event of default by entering into master netting agreements with certain market counterparties. Exposures are not presented net in these accounts after 1 January 2005 as transactions are not usually settled on a net basis as required by IAS 39.

The Derivatives and Hedging section of the Financial Review on pages 35 and 36 explains the Group's risk management of derivative contracts and is incorporated in these financial statements accordingly.

	2005			2004		
Total derivatives	Notional principal amounts $million	Assets $million	Liabilities $million	Notional principal amounts $million	Assets $million	Liabilities $million
Foreign exchange derivative contracts:						
Forward foreign exchange contracts	326,053	5,392	5,884	409,003	6,789	6,500
Currency swaps and options	175,121	351	487	116,734	2,592	2,532
Exchange traded futures and options	–	–	–	238	–	–
	501,174	5,743	6,371	525,975	9,381	9,032
Interest rate derivative contracts:						
Swaps	471,652	3,452	3,239	411,722	3,376	3,129
Forward rate agreements and options	68,015	72	160	57,970	101	127
Exchange traded futures and options	117,026	43	27	96,282	54	54
	656,693	3,567	3,426	565,974	3,531	3,310
Credit derivative contracts	9,374	45	52	–	–	–
Equity and stock index options	379	3	3	–	–	–
Commodity derivative contracts	4,642	12	12	6,030	33	33
Total derivatives	1,172,262	9,370	9,864	1,097,979	12,945	12,375
Effect of netting		(6,271)			(7,563)	
Net credit risk on derivatives		3,099			5,382	

Under UK GAAP derivatives used for hedging purposes were recognised on balance sheet at their accrued amount. The 2004 comparative amounts in the table above include positive fair values of $50 million and negative fair values of $37 million that were not recognised on balance sheet.

Notes to the Accounts continued

15. Derivative Financial Instruments continued

The Group uses derivatives primarily to mitigate interest rate and foreign exchange risk. Hedge accounting is applied to derivatives and hedged items when the criteria under IFRS have been met. The table below lists the types of derivatives that have achieved hedge accounting with the following two categories:

Fair value hedges

The Group uses interest rate swaps to manage fixed rates of interest. The swaps exchange fixed rate for floating rates on funding to match floating rates received on assets or exchanges fixed rates on assets to match the floating rates paid on funding. For qualifying hedges, the fair value changes of the derivative are substantially matched by corresponding fair value changes of the hedged item, both of which are recognised in profit or loss.

Cash flow hedges

The Group uses swaps to manage the variability in future interest cash flows on assets and liabilities that have floating rates of interest by exchanging the floating rates for fixed rates. It also uses foreign exchange contracts to manage the variability in future exchange rates on its assets and liabilities and costs in foreign currencies. Gains and losses arising on the hedges are deferred in reserves until the variability on the cash flow affects profit or loss, at which time the gains or losses are transferred to profit or loss.

	2005			2004		
Derivatives held for hedging	Notional principal amounts $million	Assets $million	Liabilities $million	Notional principal amounts $million	Assets $million	Liabilities $million
Derivatives designated as fair value hedges						
Swaps	6,123	368	143	–	–	–
	6,123	368	143	–	–	–
Derivatives designated as cash flow hedges						
Swaps	3,581	–	24	–	–	–
Forward foreign exchange contracts	802	4	23	–	–	–
	4,383	4	47	–	–	–
Hedges under UK GAAP						
Swaps	–	–	–	2,304	17	4
Forward rate agreements and options	–	–	–	495	–	–
Commodity derivative contracts	–	–	–	6,030	33	33
Total derivatives held for hedging	10,506	372	190	8,829	50	37

15. Derivative Financial Instruments

Derivatives are financial instruments that derive their value from changes in response to changes in interest rates, financial instrument prices, commodity prices, foreign exchange rates, credit risk and indices. The types of derivatives used by the Group are set out below.

On 1 January 2005 the Group adopted IAS 39. It requires all derivatives to be recognised as trading and recorded at fair value, with all revaluation gains recognised in profit or loss (except where cash flow hedging has been achieved, in which case changes in fair value go through reserves). For the comparatives UK GAAP has been applied. Under UK GAAP, derivatives held for hedging purposes are classified as non-trading and are not recorded on the balance sheet at fair value.

These tables analyse the notional principal amounts and the positive and negative fair values of the Group's derivative financial instruments. Notional principal amounts are the amount of principal underlying the contract at the reporting date.

In respect of credit risk arising from the use of derivatives, the Group sets limits on net open positions. The amount of credit risk is the current positive fair value (asset) of the underlying contract. The credit risk is managed as part of the overall lending limits to banks and customers, together with potential exposures from market movements. The Group further limits its exposure to credit losses in the event of default by entering into master netting agreements with certain market counterparties. Exposures are not presented net in these accounts after 1 January 2005 as transactions are not usually settled on a net basis as required by IAS 39.

The Derivatives and Hedging section of the Financial Review on pages 35 and 36 explains the Group's risk management of derivative contracts and is incorporated in these financial statements accordingly.

	2005			2004		
Total derivatives	Notional principal amounts $million	Assets $million	Liabilities $million	Notional principal amounts $million	Assets $million	Liabilities $million
Foreign exchange derivative contracts:						
Forward foreign exchange contracts	326,053	5,392	5,884	409,003	6,789	6,500
Currency swaps and options	175,121	351	487	116,734	2,592	2,532
Exchange traded futures and options	–	–	–	238	–	–
	501,174	5,743	6,371	525,975	9,381	9,032
Interest rate derivative contracts:						
Swaps	471,652	3,452	3,239	411,722	3,376	3,129
Forward rate agreements and options	68,015	72	160	57,970	101	127
Exchange traded futures and options	117,026	43	27	96,282	54	54
	656,693	3,567	3,426	565,974	3,531	3,310
Credit derivative contracts	9,374	45	52	–	–	–
Equity and stock index options	379	3	3	–	–	–
Commodity derivative contracts	4,642	12	12	6,030	33	33
Total derivatives	1,172,262	9,370	9,864	1,097,979	12,945	12,375
Effect of netting		(6,271)			(7,563)	
Net credit risk on derivatives		3,099			5,382	

Under UK GAAP derivatives used for hedging purposes were recognised on balance sheet at their accrued amount. The 2004 comparative amounts in the table above include positive fair values of $50 million and negative fair values of $37 million that were not recognised on balance sheet.

Notes to the Accounts continued

15. Derivative Financial Instruments continued

The Group uses derivatives primarily to mitigate interest rate and foreign exchange risk. Hedge accounting is applied to derivatives and hedged items when the criteria under IFRS have been met. The table below lists the types of derivatives that have achieved hedge accounting with the following two categories:

Fair value hedges
The Group uses interest rate swaps to manage fixed rates of interest. The swaps exchange fixed rate for floating rates on funding to match floating rates received on assets or exchanges fixed rates on assets to match the floating rates paid on funding. For qualifying hedges, the fair value changes of the derivative are substantially matched by corresponding fair value changes of the hedged item, both of which are recognised in profit or loss.

Cash flow hedges
The Group uses swaps to manage the variability in future interest cash flows on assets and liabilities that have floating rates of interest by exchanging the floating rates for fixed rates. It also uses foreign exchange contracts to manage the variability in future exchange rates on its assets and liabilities and costs in foreign currencies. Gains and losses arising on the hedges are deferred in reserves until the variability on the cash flow affects profit or loss, at which time the gains or losses are transferred to profit or loss.

	2005			2004		
Derivatives held for hedging	Notional principal amounts $million	Assets $million	Liabilities $million	Notional principal amounts $million	Assets $million	Liabilities $million
Derivatives designated as fair value hedges						
Swaps	6,123	368	143	–	–	–
	6,123	368	143	–	–	–
Derivatives designated as cash flow hedges						
Swaps	3,581	–	24	–	–	–
Forward foreign exchange contracts	802	4	23	–	–	–
	4,383	4	47	–	–	–
Hedges under UK GAAP						
Swaps	–	–	–	2,304	17	4
Forward rate agreements and options	–	–	–	495	–	–
Commodity derivative contracts	–	–	–	6,030	33	33
Total derivatives held for hedging	10,506	372	190	8,829	50	37

16. Loans and Advances to Banks

	2005 $million	2004 $million
Loans and advances to banks	22,982	17,446
Individual impairment provision (note 19)	(22)	(52)
Portfolio impairment provision (note 19)	(1)	–
Interest in suspense	–	(12)
	22,959	17,382
Of which: loans and advances held at fair value through profit or loss (note 14)	(1,258)	(695)
	21,701	16,687

17. Loans and Advances to Customers

	2005 $million	2004 $million
Loans and advances to customers	113,908	74,463
Individual impairment provision (note 19)	(1,364)	(1,407)
Portfolio impairment provision (note 19)	(367)	–
General provisions (note 19)	–	(335)
Interest in suspense	–	(562)
	112,177	72,159
Of which: loans and advances held at fair value through profit or loss (note 14)	(386)	(140)
	111,791	72,019

The Group has transferred to third parties by way of securitisation the rights to any collections of principal and interest on customer loan assets with a face value of $65 million (2004: $79 million). The Group continues to be exposed to related credit and foreign exchange risk on these assets. The Group continues to recognise these assets in addition to the proceeds and related liability of $65 million (2004: $79 million) arising from the securitisations.

The Group's exposure to credit risk is concentrated in Hong Kong, Korea and the Asia Pacific region. The Group is affected by the general economic conditions in the territories in which it operates. The Group sets limits on the exposure to any counterparty, and credit risk is spread over a variety of different personal and commercial customers. The Group has outstanding residential mortgage loans to Korea residents of $22.5 billion (2004: $nil) and Hong Kong residents of approximately $12.0 billion (2004: $12.2 billion).

Notes to the Accounts continued

17. Loans and Advances to Customers continued

The following table shows loans and advances to customers by each principal category of borrower's business or industry:

	2005				2004
	One year or less $million	One to five years $million	Over five years $million	Total $million	Total $million
Loans to individuals					
Mortgages	4,756	9,598	29,717	44,071	22,018
Other	8,352	4,666	1,572	14,590	10,001
Small and medium enterprises	5,883	1,687	1,921	9,491	3,479
Consumer Banking	18,991	15,951	33,210	68,152	35,498
Agriculture, forestry and fishing	546	81	19	646	656
Construction	602	99	12	713	615
Commerce	6,518	481	78	7,077	6,325
Electricity, gas and water	684	198	680	1,562	1,394
Financing, insurance and business services	6,552	1,706	628	8,886	9,012
Loans to governments	4,507	197	170	4,874	2,105
Mining and quarrying	699	216	213	1,128	1,527
Manufacturing	8,477	2,068	798	11,343	9,326
Commercial real estate	2,433	974	73	3,480	2,126
Transport, storage and communication	1,544	872	974	3,390	2,962
Other	888	354	51	1,293	948
Wholesale Banking	33,450	7,246	3,696	44,392	36,996
Portfolio impairment provision				(367)	–
General provision				–	(335)
				112,177	72,159

18. Assets Leased to Customers

	2005 $million	2004 $million
Finance leases	298	181
Instalment credit agreements	851	1,052
	1,149	1,233

Assets leased to customers are included in loans and advances to customers.

The cost of assets acquired during the year for leasing to customers under finance leases and instalment credit agreements amounted to $201 million (2004: $111 million).

	2005 $million	2004 $million
Minimum lease receivables under finance leases falling due:		
Within one year	73	67
Later than one year and less than five years	266	92
After five years	23	30
	362	189
Interest income relating to future periods	(64)	(8)
Present value of finance lease receivables	298	181

16. Loans and Advances to Banks

	2005 $million	2004 $million
Loans and advances to banks	22,982	17,446
Individual impairment provision (note 19)	(22)	(52)
Portfolio impairment provision (note 19)	(1)	–
Interest in suspense	–	(12)
	22,959	17,382
Of which: loans and advances held at fair value through profit or loss (note 14)	(1,258)	(695)
	21,701	16,687

17. Loans and Advances to Customers

	2005 $million	2004 $million
Loans and advances to customers	113,908	74,463
Individual impairment provision (note 19)	(1,364)	(1,407)
Portfolio impairment provision (note 19)	(367)	–
General provisions (note 19)	–	(335)
Interest in suspense	–	(562)
	112,177	72,159
Of which: loans and advances held at fair value through profit or loss (note 14)	(386)	(140)
	111,791	72,019

The Group has transferred to third parties by way of securitisation the rights to any collections of principal and interest on customer loan assets with a face value of $65 million (2004: $79 million). The Group continues to be exposed to related credit and foreign exchange risk on these assets. The Group continues to recognise these assets in addition to the proceeds and related liability of $65 million (2004: $79 million) arising from the securitisations.

The Group's exposure to credit risk is concentrated in Hong Kong, Korea and the Asia Pacific region. The Group is affected by the general economic conditions in the territories in which it operates. The Group sets limits on the exposure to any counterparty, and credit risk is spread over a variety of different personal and commercial customers. The Group has outstanding residential mortgage loans to Korea residents of $22.5 billion (2004: $nil) and Hong Kong residents of approximately $12.0 billion (2004: $12.2 billion).

Notes to the Accounts continued

17. Loans and Advances to Customers continued

The following table shows loans and advances to customers by each principal category of borrower's business or industry:

	2005				2004
	One year or less $million	One to five years $million	Over five years $million	Total $million	Total $million
Loans to individuals					
Mortgages	4,756	9,598	29,717	44,071	22,018
Other	8,352	4,666	1,572	14,590	10,001
Small and medium enterprises	5,883	1,687	1,921	9,491	3,479
Consumer Banking	18,991	15,951	33,210	68,152	35,498
Agriculture, forestry and fishing	546	81	19	646	656
Construction	602	99	12	713	615
Commerce	6,518	481	78	7,077	6,325
Electricity, gas and water	684	198	680	1,562	1,394
Financing, insurance and business services	6,552	1,706	628	8,886	9,012
Loans to governments	4,507	197	170	4,874	2,105
Mining and quarrying	699	216	213	1,128	1,527
Manufacturing	8,477	2,068	798	11,343	9,326
Commercial real estate	2,433	974	73	3,480	2,126
Transport, storage and communication	1,544	872	974	3,390	2,962
Other	888	354	51	1,293	948
Wholesale Banking	33,450	7,246	3,696	44,392	36,996
Portfolio impairment provision				(367)	–
General provision				–	(335)
				112,177	72,159

18. Assets Leased to Customers

	2005 $million	2004 $million
Finance leases	298	181
Instalment credit agreements	851	1,052
	1,149	1,233

Assets leased to customers are included in loans and advances to customers.

The cost of assets acquired during the year for leasing to customers under finance leases and instalment credit agreements amounted to $201 million (2004: $111 million).

	2005 $million	2004 $million
Minimum lease receivables under finance leases falling due:		
Within one year	73	67
Later than one year and less than five years	266	92
After five years	23	30
	362	189
Interest income relating to future periods	(64)	(8)
Present value of finance lease receivables	298	181

19. Impairment Provisions on Loans and Advances

	2005	2004	
	Total $million	Specific $million	General $million
Provisions held at beginning of year	1,794	1,661	425
Adoption of IAS 39[1]	(12)	–	–
At 1 January	1,782	1,661	425
Exchange translation differences	(25)	13	–
Acquisitions	407	36	–
Amount utilised	–	–	(39)
Amounts written off	(871)	(607)	–
Recoveries of amounts previously written off	153	95	–
Discount unwinding	(48)	–	–
Other	24	(8)	4
New provisions	915	609	–
Recoveries/provisions no longer required[1]	(583)	(340)	(55)
Net charge against/(credit to) profit[2]	332	269	(55)
Provisions held at 31 December[3]	1,754	1,459	335

1. The opening balance at 1 January 2005 was adjusted with the adoption of IAS 39. The individual impairment provision increased by $90 million. The general provision recorded under UK GAAP was reversed. Under IAS 39, a portfolio impairment provision of $233 million was created.
2. The net charge of $332 million comprises $255 million individual impairment charge and $77 million portfolio impairment charge. It excludes provision releases of $13 million for credit commitments (note 34). The total impairment charge on loans and advances and other credit risks is $319 million.
3. The provision of $1,754 million held at 31 December 2005 comprises $1,386 million individual impairment provision and $368 million portfolio impairment provision.

The following table shows impairment provisions by each principal category of borrowers' business or industry:

	2005 $million	2004 $million
Loans to individuals		
Mortgages	107	61
Other	70	66
Small and medium enterprises	351	51
Consumer Banking	528	178
Agriculture, forestry and fishing	32	39
Construction	24	40
Commerce	129	386
Electricity, gas and water	16	11
Financing, insurance and business services	105	101
Loans to governments	–	44
Mining and quarrying	26	34
Manufacturing	355	435
Commercial real estate	16	3
Transport, storage and communication	53	49
Other	80	87
Wholesale Banking	836	1,229
Individual impairment provision against loans and advances to customers (note 17)	1,364	1,407
Individual impairment provision against loans and advances to banks (note 16)	22	52
Portfolio impairment provision/general provision (note 16, 17)	368	335
Total impairment provisions on loans and advances	1,754	1,794

Notes to the Accounts continued

20. Non-Performing Loans and Advances

	2005			2004		
	SCNB (LMA) $million	Other $million	Total $million	SCNB (LMA) $million	Other $million	Total $million
Non-performing loans and advances	–	2,694	2,694	351	2,586	2,937
Impairment provision	–	(1,754)	(1,754)	(115)	(1,344)	(1,459)
Interest in suspense				–	(574)	(574)
	–	940	940	236	668	904

Net non-performing loans and advances comprises loans and advances to banks $24 million (31 December 2004: $55 million) and loans and advances to customers $916 million (31 December 2004: $849 million).

The Group acquired Standard Chartered Nakornthon Bank (SCNB) in September 1999. Under the terms of the acquisition, non-performing loans were subject to a Loan Management Agreement (LMA) with a Thai Government Agency (The Financial Institutions Development Fund (FIDF)) which guaranteed certain losses. The LMA expired in 2004 and the losses guaranteed by FIDF have been settled during 2005. Accordingly, the balances have been derecognised and are shown as $nil under SCNB in the table above.

Impairment provisions cover 65 per cent of non-performing lending to customers (2004: 74 per cent, excluding the SCNB non-performing loan portfolio of $351 million subject to the LMA).

Impairment provision for 2005 includes $368 million of portfolio impairment provision and 2004 excludes $335 million of general provision under UK GAAP.

21. Investment Securities

	2005				2004
	Held-to-maturity $million	Available-for-sale $million	Loans and receivables $million	Total $million	Total $million
Treasury and other eligible bills	–	10,199	–	10,199	4,189
Debt securities	215	25,231	1,264	26,710	29,169
Equity securities	–	954	–	954	253
	215	36,384	1,264	37,863	33,611

	2005					
	Debt Securities					
	Held-to-maturity $million	Available-for-sale $million	Loans and receivables $million	Equity securities $million	Treasury bills $million	Total $million
Issued by public bodies:						
Government securities	215	8,618	–			
Other public sector securities	–	1,418	–			
	215	10,036	–			
Issued by banks:						
Certificates of deposit	–	6,330	–			
Other debt securities	–	5,973	–			
	–	12,303	–			
Issued by corporate entities and other issuers:						
Other debt securities	–	2,892	1,264			
	–	2,892	1,264			
Total debt securities	215	25,231	1,264			
Listed on a recognised UK exchange	–	5,944	–	23	–	5,967
Listed elsewhere	3	6,776	–	235	7,005	14,019
Unlisted	212	12,511	1,264	696	3,194	17,877
	215	25,231	1,264	954	10,199	37,863

19. Impairment Provisions on Loans and Advances

	2005 Total $million	2004 Specific $million	2004 General $million
Provisions held at beginning of year	1,794	1,661	425
Adoption of IAS 39[1]	(12)	–	–
At 1 January	1,782	1,661	425
Exchange translation differences	(25)	13	–
Acquisitions	407	36	–
Amount utilised	–	–	(39)
Amounts written off	(871)	(607)	–
Recoveries of amounts previously written off	153	95	–
Discount unwinding	(48)	–	–
Other	24	(8)	4
New provisions	915	609	–
Recoveries/provisions no longer required[1]	(583)	(340)	(55)
Net charge against/(credit to) profit[2]	332	269	(55)
Provisions held at 31 December[3]	1,754	1,459	335

1. The opening balance at 1 January 2005 was adjusted with the adoption of IAS 39. The individual impairment provision increased by $90 million. The general provision recorded under UK GAAP was reversed. Under IAS 39, a portfolio impairment provision of $233 million was created.

2. The net charge of $332 million comprises $255 million individual impairment charge and $77 million portfolio impairment charge. It excludes provision releases of $13 million for credit commitments (note 34). The total impairment charge on loans and advances and other credit risks is $319 million.

3. The provision of $1,754 million held at 31 December 2005 comprises $1,386 million individual impairment provision and $368 million portfolio impairment provision.

The following table shows impairment provisions by each principal category of borrowers' business or industry:

	2005 $million	2004 $million
Loans to individuals		
Mortgages	107	61
Other	70	66
Small and medium enterprises	351	51
Consumer Banking	528	178
Agriculture, forestry and fishing	32	39
Construction	24	40
Commerce	129	386
Electricity, gas and water	16	11
Financing, insurance and business services	105	101
Loans to governments	–	44
Mining and quarrying	26	34
Manufacturing	355	435
Commercial real estate	16	3
Transport, storage and communication	53	49
Other	80	87
Wholesale Banking	836	1,229
Individual impairment provision against loans and advances to customers (note 17)	1,364	1,407
Individual impairment provision against loans and advances to banks (note 16)	22	52
Portfolio impairment provision/general provision (note 16, 17)	368	335
Total impairment provisions on loans and advances	1,754	1,794

Notes to the Accounts continued

20. Non-Performing Loans and Advances

	2005			2004		
	SCNB (LMA) $million	Other $million	Total $million	SCNB (LMA) $million	Other $million	Total $million
Non-performing loans and advances	–	2,694	2,694	351	2,586	2,937
Impairment provision	–	(1,754)	(1,754)	(115)	(1,344)	(1,459)
Interest in suspense				–	(574)	(574)
	–	940	940	236	668	904

Net non-performing loans and advances comprises loans and advances to banks $24 million (31 December 2004: $55 million) and loans and advances to customers $916 million (31 December 2004: $849 million).

The Group acquired Standard Chartered Nakornthon Bank (SCNB) in September 1999. Under the terms of the acquisition, non-performing loans were subject to a Loan Management Agreement (LMA) with a Thai Government Agency (The Financial Institutions Development Fund (FIDF)) which guaranteed certain losses. The LMA expired in 2004 and the losses guaranteed by FIDF have been settled during 2005. Accordingly, the balances have been derecognised and are shown as $nil under SCNB in the table above.

Impairment provisions cover 65 per cent of non-performing lending to customers (2004: 74 per cent, excluding the SCNB non-performing loan portfolio of $351 million subject to the LMA).

Impairment provision for 2005 includes $368 million of portfolio impairment provision and 2004 excludes $335 million of general provision under UK GAAP.

21. Investment Securities

	2005				2004
	Held-to-maturity $million	Available-for-sale $million	Loans and receivables $million	Total $million	Total $million
Treasury and other eligible bills	–	10,199	–	10,199	4,189
Debt securities	215	25,231	1,264	26,710	29,169
Equity securities	–	954	–	954	253
	215	36,384	1,264	37,863	33,611

	2005					
	Debt Securities					
	Held-to-maturity $million	Available-for-sale $million	Loans and receivables $million	Equity securities $million	Treasury bills $million	Total $million
Issued by public bodies:						
Government securities	215	8,618	–			
Other public sector securities	–	1,418	–			
	215	10,036	–			
Issued by banks:						
Certificates of deposit	–	6,330	–			
Other debt securities	–	5,973	–			
	–	12,303	–			
Issued by corporate entities and other issuers:						
Other debt securities	–	2,892	1,264			
	–	2,892	1,264			
Total debt securities	215	25,231	1,264			
Listed on a recognised UK exchange	–	5,944	–	23	–	5,967
Listed elsewhere	3	6,776	–	235	7,005	14,019
Unlisted	212	12,511	1,264	696	3,194	17,877
	215	25,231	1,264	954	10,199	37,863

21. Investment Securities *continued*

	2004			
	Debt securities $million	Equity securities $million	Treasury bills $million	Total $million
Issued by public bodies:				
Government securities	8,477			
Other public sector securities	1,263			
	9,740			
Issued by banks:				
Certificates of deposit	6,076			
Other debt securities	6,678			
	12,754			
Issued by corporate entities and other issuers:				
Other debt securities	6,675			
	6,675			
Total debt securities	29,169			
Listed on a recognised UK exchange	5,651	–	–	5,651
Listed elsewhere	6,700	88	–	6,788
Unlisted	16,818	165	4,189	21,172
	29,169	253	4,189	33,611

The change in the carrying book amount of investment securities comprised:

	2005				2004			
	Debt securities $million	Equity securities $million	Treasury bills $million	Total $million	Debt securities $million	Equity securities $million	Treasury bills $million	Total $million
Opening	29,169	253	4,189	33,611	20,801	359	5,533	26,693
Adoption of IAS 39*	(1,571)	39	(251)	(1,783)	–	–	–	–
At 1 January	27,598	292	3,938	31,828	20,801	359	5,533	26,693
Exchange translation differences	(1,026)	1	(154)	(1,179)	(16)	1	20	5
Acquisitions	2,327	289	5,622	8,238	–	–	–	–
Additions	33,655	658	13,443	47,756	79,813	121	9,396	89,330
Transfers	35	(35)	–	–	–	–	–	–
Maturities and disposals	(35,748)	(351)	(12,599)	(48,698)	(71,452)	(228)	(10,778)	(82,458)
Provisions	1	(1)	(33)	(33)	–	–	–	–
Changes in fair value	(107)	104	(29)	(32)	–	–	–	–
Amortisation of discounts and premiums	(25)	(3)	11	(17)	23	–	18	41
At 31 December	26,710	954	10,199	37,863	29,169	253	4,189	33,611

* From 1 January 2005 all available-for-sale investments are held at fair value in accordance with IFRSs, with corresponding opening adjustments.

Treasury bills and other eligible bills include $2,347 million (2004: $nil) of bills sold subject to sale and repurchase transactions.

Debt securities include $811 million (2004: $1,068 million) of securities sold subject to sale and repurchase transactions.

At 31 December 2005, unamortised premiums on debt securities held for investment purposes amounted to $59 million (31 December 2004: $135 million) and unamortised discounts amounted to $41 million (31 December 2004: $356 million).

The valuation of listed securities is at market value and of unlisted securities is at fair value. Income from listed equity shares amounted to $32 million (31 December 2004: $4 million) and income from unlisted equity shares amounted to $30 million (31 December 2004: $7 million).

Notes to the Accounts continued

22. Investments in Subsidiary Undertakings, Joint Ventures and Associates

	Historical cost $million
At 1 January 2005	4,292
Additions	3,681
At 31 December 2005	7,973

At 31 December 2005, the principal subsidiary undertakings, all indirectly held and principally engaged in the business of banking and provision of other financial services, were as follows:

Country and place of incorporation or registration	Main areas of operation	Group interest in ordinary share capital
Standard Chartered Bank, England	United Kingdom, Middle East, South Asia, Asia Pacific, Americas and, through Group companies, Africa	100%
Standard Chartered First Bank Korea Limited, Korea	Korea	100%
Standard Chartered Bank Malaysia Berhad, Malaysia	Malaysia	100%
Standard Chartered Bank (Hong Kong) Limited, Hong Kong	Hong Kong	100%
Standard Chartered Bank (Thai) Public Company Limited, Thailand*	Thailand	99.8%
Standard Chartered Capital Management (Jersey) LLC, United States	United States	100%
Standard Chartered Receivables (UK) Limited, England and Wales	United Kingdom	100%
Standard Chartered Financial Investments Limited, England and Wales	United Kingdom	100%
Standard Chartered Debt Trading Limited, England and Wales	Hong Kong	100%

*formerly Standard Chartered Nakornthon Bank Public Company Limited, Thailand

Details of all Group companies will be filed with the next annual return of the Company.

Joint venture

The Group has a joint venture arrangement which holds a majority investment in PT Bank Permata Tbk, in Indonesia. The Group proportionately consolidates its 31.55 per cent share line by line. Contingent liabilities set out in note 44, includes $11 million relating to this joint venture arrangement. These mainly comprise banking acceptances, guarantees and irrevocable letters of credit.

There are no capital commitments of the venturers.

Related party transactions are disclosed in note 51.

The following amounts have been included in the consolidated accounts of the Group:

	2005 $million	2004 $million
Total assets	1,231	1,179
Total liabilities	(1,032)	(992)
	199	187
Income	69	8
Expenses	(62)	(5)
Impairment	2	-
Operating profit	9	3
Tax	(2)	(1)
Share of post tax result from joint venture	7	2

21. *Investment Securities continued*

	2004			
	Debt securities $million	Equity securities $million	Treasury bills $million	Total $million
Issued by public bodies:				
Government securities	8,477			
Other public sector securities	1,263			
	9,740			
Issued by banks:				
Certificates of deposit	6,076			
Other debt securities	6,678			
	12,754			
Issued by corporate entities and other issuers:				
Other debt securities	6,675			
	6,675			
Total debt securities	29,169			
Listed on a recognised UK exchange	5,651	–	–	5,651
Listed elsewhere	6,700	88	–	6,788
Unlisted	16,818	165	4,189	21,172
	29,169	253	4,189	33,611

The change in the carrying book amount of investment securities comprised:

	2005				2004			
	Debt securities $million	Equity securities $million	Treasury bills $million	Total $million	Debt securities $million	Equity securities $million	Treasury bills $million	Total $million
Opening	29,169	253	4,189	33,611	20,801	359	5,533	26,693
Adoption of IAS 39*	(1,571)	39	(251)	(1,783)	–	–	–	–
At 1 January	27,598	292	3,938	31,828	20,801	359	5,533	26,693
Exchange translation differences	(1,026)	1	(154)	(1,179)	(16)	1	20	5
Acquisitions	2,327	289	5,622	8,238	–	–	–	–
Additions	33,655	658	13,443	47,756	79,813	121	9,396	89,330
Transfers	35	(35)	–	–	–	–	–	–
Maturities and disposals	(35,748)	(351)	(12,599)	(48,698)	(71,452)	(228)	(10,778)	(82,458)
Provisions	1	(1)	(33)	(33)	–	–	–	–
Changes in fair value	(107)	104	(29)	(32)	–	–	–	–
Amortisation of discounts and premiums	(25)	(3)	11	(17)	23	–	18	41
At 31 December	26,710	954	10,199	37,863	29,169	253	4,189	33,611

* From 1 January 2005 all available-for-sale investments are held at fair value in accordance with IFRSs, with corresponding opening adjustments.

Treasury bills and other eligible bills include $2,347 million (2004: $nil) of bills sold subject to sale and repurchase transactions.

Debt securities include $811 million (2004: $1,068 million) of securities sold subject to sale and repurchase transactions.

At 31 December 2005, unamortised premiums on debt securities held for investment purposes amounted to $59 million (31 December 2004: $135 million) and unamortised discounts amounted to $41 million (31 December 2004: $356 million).

The valuation of listed securities is at market value and of unlisted securities is at fair value. Income from listed equity shares amounted to $32 million (31 December 2004: $4 million) and income from unlisted equity shares amounted to $30 million (31 December 2004: $7 million).

Notes to the Accounts continued

22. Investments in Subsidiary Undertakings, Joint Ventures and Associates

	Historical cost $million
At 1 January 2005	4,292
Additions	3,681
At 31 December 2005	7,973

At 31 December 2005, the principal subsidiary undertakings, all indirectly held and principally engaged in the business of banking and provision of other financial services, were as follows:

Country and place of incorporation or registration	Main areas of operation	Group interest in ordinary share capital
Standard Chartered Bank, England	United Kingdom, Middle East, South Asia, Asia Pacific, Americas and, through Group companies, Africa	100%
Standard Chartered First Bank Korea Limited, Korea	Korea	100%
Standard Chartered Bank Malaysia Berhad, Malaysia	Malaysia	100%
Standard Chartered Bank (Hong Kong) Limited, Hong Kong	Hong Kong	100%
Standard Chartered Bank (Thai) Public Company Limited, Thailand*	Thailand	99.8%
Standard Chartered Capital Management (Jersey) LLC, United States	United States	100%
Standard Chartered Receivables (UK) Limited, England and Wales	United Kingdom	100%
Standard Chartered Financial Investments Limited, England and Wales	United Kingdom	100%
Standard Chartered Debt Trading Limited, England and Wales	Hong Kong	100%

*formerly Standard Chartered Nakornthon Bank Public Company Limited, Thailand

Details of all Group companies will be filed with the next annual return of the Company.

Joint venture

The Group has a joint venture arrangement which holds a majority investment in PT Bank Permata Tbk, in Indonesia. The Group proportionately consolidates its 31.55 per cent share line by line. Contingent liabilities set out in note 44, includes $11 million relating to this joint venture arrangement. These mainly comprise banking acceptances, guarantees and irrevocable letters of credit.

There are no capital commitments of the venturers.

Related party transactions are disclosed in note 51.

The following amounts have been included in the consolidated accounts of the Group:

	2005 $million	2004 $million
Total assets	1,231	1,179
Total liabilities	(1,032)	(992)
	199	187
Income	69	8
Expenses	(62)	(5)
Impairment	2	-
Operating profit	9	3
Tax	(2)	(1)
Share of post tax result from joint venture	7	2

22. Investments in Subsidiary Undertakings, Joint Ventures and Associates continued

Interests in associates

	2005 $million	2004 $million
At 1 January	–	–
Additions	128	–
At 31 December	128	–

Total assets	128	–
Total liabilities	–	–
	128	–

On 15 August 2005, the Group invested $128 million in establishing China Bohai Bank.

The Group's investment in China Bohai Bank is less than 20% but is considered to be an associate because of the significant influence the Group has over the management and financial and operating polices. Its operations commence in 2006 and as such there is no share of income and expenses for 2005.

The reporting date of the associate is coterminous with the Group.

23. Business Combinations

2005 acquisitions

On 15 April 2005, the Group acquired 100 per cent of the share capital of Korea First Bank (now called SC First Bank), a major banking group in the Republic of Korea (South Korea). The acquired business contributed operating income of $859 million and profit before tax of $227 million to the Group for the period from 15 April 2005 to 31 December 2005.

If the acquisition had occurred on 1 January 2005, SCFB would have added approximately $1,150 million to Group operating income and $300 million to profit before tax for the period.

	$million
Details of net assets acquired and goodwill are as follows:	
Purchase consideration:	
– cash paid	3,338
– direct costs relating to the acquisition	35
Total purchase consideration	3,373
Fair value of net assets acquired	1,635
Goodwill	1,738

The goodwill is attributable to the significant synergies expected to arise from the development of SCFB within the Standard Chartered Group and those intangibles such as workforce in place which are not recognised separately.

Notes to the Accounts continued

23. Business Combinations continued

The assets and liabilities arising from the acquisition are as follows:

	Fair value $million	Acquiree's carrying amount $million
Cash and balances at central banks*	2,321	2,321
Derivative financial instruments	27	27
Loans and advances to banks	890	890
Loans and advances to customers	31,455	31,983
Investment securities	8,153	8,139
Intangibles other than goodwill	229	58
Property, plant and equipment	1,088	1,109
Deferred tax assets	97	15
Other assets	887	884
Total assets	45,147	45,426
Deposits by banks	2,782	2,782
Customer accounts	18,923	19,328
Financial liabilities held at fair value through profit or loss	121	–
Derivative financial instruments	240	240
Debt securities in issue	16,871	17,243
Other liabilities	2,962	2,239
Subordinated liabilities and other borrowed funds	1,280	1,514
Total liabilities	43,179	43,346
Minority interest	333	298
Net assets acquired	1,635	1,782
Purchase consideration settled in cash	3,373	
Cash and cash equivalents in subsidiary acquired	(2,378)	
Cash outflow on acquisition	995	

* Cash and balances at central banks include amounts subject to regulatory restrictions.

The fair value amounts contain some provisional balances which will be finalised in the 2006 accounts.

The intangible assets acquired as part of the acquisition on SCFB can be analysed as follows:

	$million
Brand names	86
Customer relationships	24
Core deposits	91
Capitalised software	28
Total	229

The Group acquired a further 24.97 per cent of Standard Chartered Nakornthon Bank Public Company in Thailand for $98 million giving rise to goodwill of $64 million and 100 per cent of Sumitomo Mitsui Banking Corporation in India for $30 million giving rise to negative goodwill of $6 million which has been recognised through the Consolidated Income Statement.

22. Investments in Subsidiary Undertakings, Joint Ventures and Associates continued

Interests in associates

	2005 $million	2004 $million
At 1 January	–	–
Additions	128	–
At 31 December	128	–

Total assets	128	–
Total liabilities	–	–
	128	–

On 15 August 2005, the Group invested $128 million in establishing China Bohai Bank.

The Group's investment in China Bohai Bank is less than 20% but is considered to be an associate because of the significant influence the Group has over the management and financial and operating polices. Its operations commence in 2006 and as such there is no share of income and expenses for 2005.

The reporting date of the associate is coterminous with the Group.

23. Business Combinations

2005 acquisitions

On 15 April 2005, the Group acquired 100 per cent of the share capital of Korea First Bank (now called SC First Bank), a major banking group in the Republic of Korea (South Korea). The acquired business contributed operating income of $859 million and profit before tax of $227 million to the Group for the period from 15 April 2005 to 31 December 2005.

If the acquisition had occurred on 1 January 2005, SCFB would have added approximately $1,150 million to Group operating income and $300 million to profit before tax for the period.

	$million
Details of net assets acquired and goodwill are as follows:	
Purchase consideration:	
– cash paid	3,338
– direct costs relating to the acquisition	35
Total purchase consideration	3,373
Fair value of net assets acquired	1,635
Goodwill	1,738

The goodwill is attributable to the significant synergies expected to arise from the development of SCFB within the Standard Chartered Group and those intangibles such as workforce in place which are not recognised separately.

Notes to the Accounts continued

23. Business Combinations continued

The assets and liabilities arising from the acquisition are as follows:

	Fair value $million	Acquiree's carrying amount $million
Cash and balances at central banks*	2,321	2,321
Derivative financial instruments	27	27
Loans and advances to banks	890	890
Loans and advances to customers	31,455	31,983
Investment securities	8,153	8,139
Intangibles other than goodwill	229	58
Property, plant and equipment	1,088	1,109
Deferred tax assets	97	15
Other assets	887	884
Total assets	45,147	45,426
Deposits by banks	2,782	2,782
Customer accounts	18,923	19,328
Financial liabilities held at fair value through profit or loss	121	–
Derivative financial instruments	240	240
Debt securities in issue	16,871	17,243
Other liabilities	2,962	2,239
Subordinated liabilities and other borrowed funds	1,280	1,514
Total liabilities	43,179	43,346
Minority interest	333	298
Net assets acquired	1,635	1,782
Purchase consideration settled in cash	3,373	
Cash and cash equivalents in subsidiary acquired	(2,378)	
Cash outflow on acquisition	995	

* Cash and balances at central banks include amounts subject to regulatory restrictions.

The fair value amounts contain some provisional balances which will be finalised in the 2006 accounts.

The intangible assets acquired as part of the acquisition on SCFB can be analysed as follows:

	$million
Brand names	86
Customer relationships	24
Core deposits	91
Capitalised software	28
Total	229

The Group acquired a further 24.97 per cent of Standard Chartered Nakornthon Bank Public Company in Thailand for $98 million giving rise to goodwill of $64 million and 100 per cent of Sumitomo Mitsui Banking Corporation in India for $30 million giving rise to negative goodwill of $6 million which has been recognised through the Consolidated Income Statement.

23. Business Combinations continued

2004 acquisitions
Fair value adjustments for consistent accounting policies principally relate to alignment of policies on depreciation of tangible fixed assets and measurement of credit risk.

Acquisitions in the table below include the additional 25 per cent stake in Standard Chartered Bank Nepal Limited, 100 per cent ownership of Advantage Limited, the 31.55 per cent stake in PT Bank Permata Tbk and the ANZ Project Finance business (excluding Australia and Non-Japan Asia).

The effective date of acquisition of the additional 25 per cent stake in Standard Chartered Bank Nepal Limited was 19 August 2004. The acquisition has been accounted for using the acquisition method. The post-acquisition profit after taxation and minority interests was $1 million for 2004.

The effective date of acquisition of Advantage Limited ('Advantage') was 27 August 2004. It has been accounted for using the acquisition method. The post acquisition profit after taxation of Advantage was $4 million for 2004.

The total consideration payable for the shares in Advantage was HKD 980 million, calculated as a multiple of the audited net book value of Advantage as at 30 June 2004, adjusted to reflect the current market value of certain properties and any shortfall in the net assets of an associated company ('Consideration'). A deposit of HKD 100 million was paid by Standard Chartered Links (Hong Kong) Limited on signing of the Agreement on 28 June 2004.

An amount equal to 90 per cent of the Consideration (less the deposit) was paid in cash on completion of the Agreement with the balance paid on 31 December 2005. The consideration was fully funded from the Group's internal resources.

The effective date of acquisition of PT Bank Permata Tbk was 10 December 2004. It has been accounted for using the acquisition method. The acquisition is being accounted as a joint venture and proportionately consolidated. The Group's share of post acquisition profits after amortisation of goodwill and taxation was $2 million for 2004.

The effective date of acquisition of the ANZ Project Finance business (excluding Australia and Non-Japan Asia) was 10 December 2004. It has been accounted for using the acquisition method. The post-acquisition loss after taxation was $1 million for 2004, including integration expenses of $2 million.

Details of net assets acquired and goodwill are as follows:

	$million
Purchase consideration:	
– cash paid	328
– direct costs relating to the acquisition	5
Total purchase consideration	333
Fair value of net assets acquired	240
Goodwill	93

The assets and liablities arising from the acquisitions are as follows:

	Fair value $million	Acquiree's carrying amount $million
Cash and balances at central banks*	26	26
Loans and advances to banks and customers	1,518	1,518
Investment securities	113	113
Interests in joint ventures	192	192
Property, plant and equipment	11	12
Other assets	82	90
Total assets	1,942	1,951
Deposits by banks and customer accounts	940	940
Other liabilities	754	754
Total liabilities	1,694	1,694
Minority interests	(8)	
Net assets acquired	240	
Purchase consideration settled in cash	333	
Cash and cash equivalents in subsidiary acquired	(26)	
Cash outflow on acquisition	307	

* Cash and balances at central banks include amounts subject to regulatory restrictions.

Notes to the Accounts continued

24. Goodwill and Intangible Assets

	2005				2004			
	Goodwill $million	Acquired intangibles $million	Software $million	Total $million	Goodwill $million	Acquired intangibles $million	Software $million	Total $million
Cost								
At 1 January	2,643	–	466	3,109	2,500	–	492	2,992
Exchange translation differences	8	2	(3)	7	–	–	4	4
Acquisitions	1,802	216	28	2,046	210	–	–	210
Additions	–	–	88	88	–	–	83	83
Disposals	–	–	(14)	(14)	–	–	(18)	(18)
Amounts written off	(2)	–	(103)	(105)	(67)	–	(95)	(162)
At 31 December	4,451	218	462	5,131	2,643	–	466	3,109
Provision for amortisation								
At 1 January	514	–	242	756	514	–	216	730
Exchange translation differences	–	–	(2)	(2)	–	–	–	–
Amortisation for the period	–	32	125	157	–	–	123	123
Disposals	–	–	(4)	(4)	–	–	(2)	(2)
Amounts written off	–	–	(97)	(97)	–	–	(95)	(95)
At 31 December	514	32	264	810	514	–	242	756
Net book value	3,937	186	198	4,321	2,129	–	224	2,353

Acquired intangibles comprises:	
Core deposits	77
Customer relationships	22
Brand trademarks	82
Licences	5
	186

Acquired intangibles and software have finite lives that are amortised over their economic useful life and charged through the 'amortisation and depreciation' line in the income statement. The estimated useful life of software is three to five years. Acquired intangibles were acquired as part of the acquisitions of SCFB and PT Bank Permata Tbk and are amortised over four to sixteen years. Software results from capitalised internal costs in developing programmes for the operation of the Group's computer systems.

In the transition to IFRS, all goodwill amortisation recorded since 1 January 2004 was reversed. This included goodwill amortisation relating to Banco Standard Chartered in Latin America and the Standard Chartered Bank SAL in the Lebanon. The amortisation of the carrying amount of this goodwill would have fully amortised by 2005. In the 2004 IFRS comparatives, an impairment charge of $67 million has been recorded to carry related goodwill at $nil.

23. Business Combinations continued

2004 acquisitions

Fair value adjustments for consistent accounting policies principally relate to alignment of policies on depreciation of tangible fixed assets and measurement of credit risk.

Acquisitions in the table below include the additional 25 per cent stake in Standard Chartered Bank Nepal Limited, 100 per cent ownership of Advantage Limited, the 31.55 per cent stake in PT Bank Permata Tbk and the ANZ Project Finance business (excluding Australia and Non-Japan Asia).

The effective date of acquisition of the additional 25 per cent stake in Standard Chartered Bank Nepal Limited was 19 August 2004. The acquisition has been accounted for using the acquisition method. The post-acquisition profit after taxation and minority interests was $1 million for 2004.

The effective date of acquisition of Advantage Limited ('Advantage') was 27 August 2004. It has been accounted for using the acquisition method. The post acquisition profit after taxation of Advantage was $4 million for 2004.

The total consideration payable for the shares in Advantage was HKD 980 million, calculated as a multiple of the audited net book value of Advantage as at 30 June 2004, adjusted to reflect the current market value of certain properties and any shortfall in the net assets of an associated company ('Consideration'). A deposit of HKD 100 million was paid by Standard Chartered Links (Hong Kong) Limited on signing of the Agreement on 28 June 2004.

An amount equal to 90 per cent of the Consideration (less the deposit) was paid in cash on completion of the Agreement with the balance paid on 31 December 2005. The consideration was fully funded from the Group's internal resources.

The effective date of acquisition of PT Bank Permata Tbk was 10 December 2004. It has been accounted for using the acquisition method. The acquisition is being accounted as a joint venture and proportionately consolidated. The Group's share of post acquisition profits after amortisation of goodwill and taxation was $2 million for 2004.

The effective date of acquisition of the ANZ Project Finance business (excluding Australia and Non-Japan Asia) was 10 December 2004. It has been accounted for using the acquisition method. The post-acquisition loss after taxation was $1 million for 2004, including integration expenses of $2 million.

Details of net assets acquired and goodwill are as follows:

	$million
Purchase consideration:	
– cash paid	328
– direct costs relating to the acquisition	5
Total purchase consideration	333
Fair value of net assets acquired	240
Goodwill	93

The assets and liabilities arising from the acquisitions are as follows:

	Fair value $million	Acquiree's carrying amount $million
Cash and balances at central banks*	26	26
Loans and advances to banks and customers	1,518	1,518
Investment securities	113	113
Interests in joint ventures	192	192
Property, plant and equipment	11	12
Other assets	82	90
Total assets	1,942	1,951
Deposits by banks and customer accounts	940	940
Other liabilities	754	754
Total liabilities	1,694	1,694
Minority interests	(8)	
Net assets acquired	240	
Purchase consideration settled in cash	333	
Cash and cash equivalents in subsidiary acquired	(26)	
Cash outflow on acquisition	307	

* Cash and balances at central banks include amounts subject to regulatory restrictions.

Notes to the Accounts continued

24. Goodwill and Intangible Assets

	2005				2004			
	Goodwill $million	Acquired intangibles $million	Software $million	Total $million	Goodwill $million	Acquired intangibles $million	Software $million	Total $million
Cost								
At 1 January	2,643	–	466	3,109	2,500	–	492	2,992
Exchange translation differences	8	2	(3)	7	–	–	4	4
Acquisitions	1,802	216	28	2,046	210	–	–	210
Additions	–	–	88	88	–	–	83	83
Disposals	–	–	(14)	(14)	–	–	(18)	(18)
Amounts written off	(2)	–	(103)	(105)	(67)	–	(95)	(162)
At 31 December	4,451	218	462	5,131	2,643	–	466	3,109
Provision for amortisation								
At 1 January	514	–	242	756	514	–	216	730
Exchange translation differences	–	–	(2)	(2)	–	–	–	–
Amortisation for the period	–	32	125	157	–	–	123	123
Disposals	–	–	(4)	(4)	–	–	(2)	(2)
Amounts written off	–	–	(97)	(97)	–	–	(95)	(95)
At 31 December	514	32	264	810	514	–	242	756
Net book value	3,937	186	198	4,321	2,129	–	224	2,353

Acquired intangibles comprises:	
Core deposits	77
Customer relationships	22
Brand trademarks	82
Licences	5
	186

Acquired intangibles and software have finite lives that are amortised over their economic useful life and charged through the 'amortisation and depreciation' line in the income statement. The estimated useful life of software is three to five years. Acquired intangibles were acquired as part of the acquisitions of SCFB and PT Bank Permata Tbk and are amortised over four to sixteen years. Software results from capitalised internal costs in developing programmes for the operation of the Group's computer systems.

In the transition to IFRS, all goodwill amortisation recorded since 1 January 2004 was reversed. This included goodwill amortisation relating to Banco Standard Chartered in Latin America and the Standard Chartered Bank SAL in the Lebanon. The amortisation of the carrying amount of this goodwill would have fully amortised by 2005. In the 2004 IFRS comparatives, an impairment charge of $67 million has been recorded to carry related goodwill at $nil.

24. Goodwill and Intangible Assets *continued*

Significant items of goodwill arising on acquisitions (after foreign exchange effects) has been allocated to the following cash generating units for the purposes of impairment testing:

Acquisition	Cash Generating Unit	Goodwill $million
SCFB	Korean business	1,758
Manhattan Card Business	Credit card and personal loan – Asia, India & MESA	896
Grindlays (India)	India business	370
Grindlays (MESA)	MESA business	368
SC Nakornthon	Thailand business	264
Permata	*Group's share of Permata*	105
Other		176
		3,937

All recoverable amounts were measured based on value in use. The key assumptions and approach to determining value in use calculations, as set out below, are solely estimates for the purposes of assessing impairment on acquired goodwill. The calculation for each unit uses cash flow projections based on budgets and forecasts approved by management covering one year and extrapolated for a further 19 years using steady growth rates. Where these rates are different from available market data on long-term rates, that fact is stated below. Management believes that any reasonably possible change in the key assumptions on which the recoverable amounts have been based would not cause the carrying amounts to exceed their recoverable amount.

SCFB
SCFB was acquired in April 2005 with initial goodwill recognised of $1,738 million. It comprises Consumer and Wholesale Banking operations in Korea.

In assessing impairment of goodwill, the Group assumed that growth would increase at a steady rate in line with long-term forecast GDP growth of Korea. A discount rate of 13.5 per cent was used.

Manhattan Card Business
Manhattan Card Business was acquired in 2000 with initial goodwill recognised of $1,061 million. This was amortised to $892 million under UK GAAP until 31 December 2003. The business comprises a credit card and a personal loans business across Asia, India and MESA.

In assessing impairment of goodwill, the Group assumed that growth would increase at a steady rate in line with long-term forecast GDP growth of the world. A discount rate of 10.1 per cent was used.

Grindlays (India)
Grindlays (India) was acquired in 2000 with initial goodwill recognised of $446 million. This was amortised to $366 million under UK GAAP until 31 December 2003. It comprises Consumer and Wholesale Banking operations in India.

In assessing impairment of goodwill, the Group assumed that growth would increase at a steady rate in line with long-term forecast GDP growth of India. A discount rate of 14.6 per cent was used.

Grindlays (MESA)
Grindlays (MESA) was acquired in 2000 with initial goodwill recognised of $446 million. This was amortised to $366 million under UK GAAP until 31 December 2003. It comprises Consumer and Wholesale Banking operations in MESA.

In assessing impairment of goodwill, the Group assumed that growth would increase at a steady rate in line with long term forecast GDP growth of MESA. A discount rate of 13.7 per cent was used.

SC Nakornthon
75 per cent of SC Nakornthon was acquired in 1999 with initial goodwill recognised of $222 million. This was amortised to $204 million under UK GAAP until 31 December 2003. In 2005 the Group acquired the remaining 24.97 per cent, increasing goodwill to $272 million. The business comprises Consumer and Wholesale Banking operations.

In assessing impairment of goodwill, the Group assumed that growth would increase at a steady rate in line with long-term forecast GDP growth of Thailand. A discount rate of 17.4 per cent was used.

Permata
31.55 per cent of Permata was acquired in 2004 with initial goodwill recognised of $115 million. This business comprises Consumer and Wholesale Banking operations in Indonesia.

In assessing impairment of goodwill, the Group assumed that growth would increase at a steady rate in line with long-term forecast GDP growth of Indonesia. A discount rate of 17.8 per cent was used.

Notes to the Accounts continued

25. Property, Plant and Equipment

	2005			2004		
	Premises $million	Equipment $million	Total $million	Premises $million	Equipment $million	Total $million
Cost or valuation						
At 1 January	653	337	990	616	386	1,002
Exchange translation differences	–	(6)	(6)	5	10	15
Additions	70	65	135	83	28	111
Acquisitions	1,052	36	1,088	11	–	11
Disposals and fully depreciated assets written off	(26)	(66)	(92)	(67)	(85)	(152)
Other	(55)	48	(7)	5	(2)	3
At 31 December	1,694	414	2,108	653	337	990
Depreciation						
Accumulated at 1 January	180	255	435	137	261	398
Exchange translation differences	(4)	(6)	(10)	4	6	10
Charge for the year	53	73	126	47	68	115
Attributable to assets sold or written off	(22)	(62)	(84)	(21)	(79)	(100)
Other	(30)	27	(3)	12	(1)	11
Impairment	–	–	–	1	–	1
Accumulated at 31 December	177	287	464	180	255	435
Net book amount at 31 December	1,517	127	1,644	473	82	555

	2005 $million	2004 $million
Premises – analysis of net book amount		
Freehold	1,183	150
Long leasehold	69	73
Short leasehold	265	250
	1,517	473

In the transition to IFRS the Group ceased revaluing premises and now carries the revalued amounts as at 1 January 2004 as deemed cost.

Assets held under finance leases have the following net book amount:

	2005		2004	
	Premises $million	Equipment $million	Premises $million	Equipment $million
Cost	48	7	45	6
Aggregate depreciation	(3)	(5)	(2)	(4)
Net book amount	45	2	43	2

24. Goodwill and Intangible Assets *continued*

Significant items of goodwill arising on acquisitions (after foreign exchange effects) has been allocated to the following cash generating units for the purposes of impairment testing:

Acquisition	Cash Generating Unit	Goodwill $million
SCFB	Korean business	1,758
Manhattan Card Business	Credit card and personal loan – Asia, India & MESA	896
Grindlays (India)	India business	370
Grindlays (MESA)	MESA business	368
SC Nakornthon	Thailand business	264
Permata	Group's share of Permata	105
Other		176
		3,937

All recoverable amounts were measured based on value in use. The key assumptions and approach to determining value in use calculations, as set out below, are solely estimates for the purposes of assessing impairment on acquired goodwill. The calculation for each unit uses cash flow projections based on budgets and forecasts approved by management covering one year and extrapolated for a further 19 years using steady growth rates. Where these rates are different from available market data on long-term rates, that fact is stated below. Management believes that any reasonably possible change in the key assumptions on which the recoverable amounts have been based would not cause the carrying amounts to exceed their recoverable amount.

SCFB
SCFB was acquired in April 2005 with initial goodwill recognised of $1,738 million. It comprises Consumer and Wholesale Banking operations in Korea.

In assessing impairment of goodwill, the Group assumed that growth would increase at a steady rate in line with long-term forecast GDP growth of Korea. A discount rate of 13.5 per cent was used.

Manhattan Card Business
Manhattan Card Business was acquired in 2000 with initial goodwill recognised of $1,061 million. This was amortised to $892 million under UK GAAP until 31 December 2003. The business comprises a credit card and a personal loans business across Asia, India and MESA.

In assessing impairment of goodwill, the Group assumed that growth would increase at a steady rate in line with long-term forecast GDP growth of the world. A discount rate of 10.1 per cent was used.

Grindlays (India)
Grindlays (India) was acquired in 2000 with initial goodwill recognised of $446 million. This was amortised to $366 million under UK GAAP until 31 December 2003. It comprises Consumer and Wholesale Banking operations in India.

In assessing impairment of goodwill, the Group assumed that growth would increase at a steady rate in line with long-term forecast GDP growth of India. A discount rate of 14.6 per cent was used.

Grindlays (MESA)
Grindlays (MESA) was acquired in 2000 with initial goodwill recognised of $446 million. This was amortised to $366 million under UK GAAP until 31 December 2003. It comprises Consumer and Wholesale Banking operations in MESA.

In assessing impairment of goodwill, the Group assumed that growth would increase at a steady rate in line with long term forecast GDP growth of MESA. A discount rate of 13.7 per cent was used.

SC Nakornthon
75 per cent of SC Nakornthon was acquired in 1999 with initial goodwill recognised of $222 million. This was amortised to $204 million under UK GAAP until 31 December 2003. In 2005 the Group acquired the remaining 24.97 per cent, increasing goodwill to $272 million. The business comprises Consumer and Wholesale Banking operations.

In assessing impairment of goodwill, the Group assumed that growth would increase at a steady rate in line with long-term forecast GDP growth of Thailand. A discount rate of 17.4 per cent was used.

Permata
31.55 per cent of Permata was acquired in 2004 with initial goodwill recognised of $115 million. This business comprises Consumer and Wholesale Banking operations in Indonesia.

In assessing impairment of goodwill, the Group assumed that growth would increase at a steady rate in line with long-term forecast GDP growth of Indonesia. A discount rate of 17.8 per cent was used.

Notes to the Accounts continued

25. Property, Plant and Equipment

	2005			2004		
	Premises $million	Equipment $million	Total $million	Premises $million	Equipment $million	Total $million
Cost or valuation						
At 1 January	653	337	990	616	386	1,002
Exchange translation differences	–	(6)	(6)	5	10	15
Additions	70	65	135	83	28	111
Acquisitions	1,052	36	1,088	11	–	11
Disposals and fully depreciated assets written off	(26)	(66)	(92)	(67)	(85)	(152)
Other	(55)	48	(7)	5	(2)	3
At 31 December	1,694	414	2,108	653	337	990
Depreciation						
Accumulated at 1 January	180	255	435	137	261	398
Exchange translation differences	(4)	(6)	(10)	4	6	10
Charge for the year	53	73	126	47	68	115
Attributable to assets sold or written off	(22)	(62)	(84)	(21)	(79)	(100)
Other	(30)	27	(3)	12	(1)	11
Impairment	–	–	–	1	–	1
Accumulated at 31 December	177	287	464	180	255	435
Net book amount at 31 December	1,517	127	1,644	473	82	555

	2005 $million	2004 $million
Premises – analysis of net book amount		
Freehold	1,183	150
Long leasehold	69	73
Short leasehold	265	250
	1,517	473

In the transition to IFRS the Group ceased revaluing premises and now carries the revalued amounts as at 1 January 2004 as deemed cost.

Assets held under finance leases have the following net book amount:

	2005		2004	
	Premises $million	Equipment $million	Premises $million	Equipment $million
Cost	48	7	45	6
Aggregate depreciation	(3)	(5)	(2)	(4)
Net book amount	45	2	43	2

25. Property, Plant and Equipment continued

The Group's premises leases include rent review periods, renewal terms and in some cases purchase options.

	2005 $million	2004 $million
Minimum lease payments under finance leases falling due:		
Within one year	1	2
Later than one year and less than five years	2	2
After five years	–	–
	3	4
Future finance charges on finance leases	–	(1)
Present value of finance lease liabilities	3	3

26. Deferred Tax

The following are the major deferred tax liabilities and assets recognised by the Group and movements thereon during the reporting period:

	At 1 January 2005 $million	Adoption of IAS 32/39 $million	At 1 January 2005 $million	Exchange translation differences $million	Acquisitions $million	Charge/(credit) to profit $million	(Credit) to equity $million	At 31 December 2005 $million
Deferred taxation comprises:								
Accelerated tax depreciation	(5)	–	(5)	–	(17)	(12)	–	(34)
Provisions for loans and advances	(144)	16	(128)	(3)	(53)	(1)	–	(185)
Tax losses carried forward	(9)	–	(9)	–	–	2	–	(7)
Available for sale securities	–	9	9	–	8	–	(49)	(32)
Premises revaluation	12	–	12	–	–	–	–	12
Cash flow hedges	–	(1)	(1)	–	–	–	–	(1)
Unrelieved foreign tax	(21)	–	(21)	–	–	21	–	–
Retirement benefit obligations	(46)	–	(46)	(1)	(47)	(15)	(51)	(160)
Share options	(7)	–	(7)	–	–	(8)	(86)	(101)
Other temporary differences	(98)	76	(22)	1	12	48	(29)	10
	(318)	100	(218)	(3)	(97)	35	(215)	(498)

	At 1 January 2004 $million	Exchange translation differences $million	Charge/(credit) to profit $million	(Credit) to equity $million	At 31 December 2004 $million
Deferred taxation comprises:					
Accelerated tax depreciation	16	–	(21)	–	(5)
Provisions for loans and advances	(143)	(1)	–	–	(144)
Tax losses carried forward	(25)	–	16	–	(9)
Available for sale securities	–	–	–	–	–
Premises revaluation	35	–	(23)	–	12
Cash flow hedges	–	–	–	–	–
Unrelieved foreign tax	–	–	(21)	–	(21)
Retirement benefit obligations	–	–	–	(46)	(46)
Share options	–	–	–	(7)	(7)
Other temporary differences	(148)	(1)	65	(14)	(98)
	(265)	(2)	16	(67)	(318)

Notes to the Accounts continued

26. Deferred Tax continued

	2005 $million	2004 $million
No account has been taken of the following potential deferred taxation assets/(liabilities):		
Tax losses carried forward	–	4
Provisions for loans and advances	–	20
Unrelieved foreign tax	239	178
Unremitted earnings from overseas subsidiaries	(144)	(64)
Foreign exchange movements on investments in branches	33	(20)
Premises revaluation	(16)	(16)
Other	35	35

No provision is made for any tax liability which might arise on the disposal of subsidiary undertakings or branches that are foreign operations at the amounts stated in these accounts, other than in respect of disposals which are intended in the foreseeable future.

27. Other Assets

	2005 $million	2004 $million
Hong Kong SAR Government certificates of indebtedness (note 33)	2,492	2,532
Mark-to-market adjustments arising on foreign exchange and interest rate contracts	–	7,318
Other	4,671	1,747
	7,163	11,597

The Hong Kong SAR Government certificates of indebtedness are subordinated to the claims of other parties.

28. Deposits by Banks

	2005 $million	2004 $million
Deposits by banks	18,834	15,162
Deposits by banks included within:		
Financial liabilities at fair value through profit or loss (note 30)	1,439	652
	20,273	15,814

29. Customer Accounts

	2005 $million	2004 $million
Customer accounts	119,931	85,093
Customer accounts included within:		
Financial liabilities at fair value through profit or loss (note 30)	1,008	365
	120,939	85,458

Included in customer accounts were deposits of $2,640 million (2004: $nil) held as collateral for irrevocable commitments under import letters of credit.

Customer accounts include $964 million (2004: $1,001 million) of liabilities under sale and repurchase agreements.

25. Property, Plant and Equipment continued

The Group's premises leases include rent review periods, renewal terms and in some cases purchase options.

	2005 $million	2004 $million
Minimum lease payments under finance leases falling due:		
Within one year	1	2
Later than one year and less than five years	2	2
After five years	–	–
	3	4
Future finance charges on finance leases	–	(1)
Present value of finance lease liabilities	3	3

26. Deferred Tax

The following are the major deferred tax liabilities and assets recognised by the Group and movements thereon during the reporting period:

	At 1 January 2005 $million	Adoption of IAS 32/39 $million	At 1 January 2005 $million	Exchange translation differences $million	Acquisitions $million	Charge/ (credit) to profit $million	(Credit) to equity $million	At 31 December 2005 $million
Deferred taxation comprises:								
Accelerated tax depreciation	(5)	–	(5)	–	(17)	(12)	–	(34)
Provisions for loans and advances	(144)	16	(128)	(3)	(53)	(1)	–	(185)
Tax losses carried forward	(9)	–	(9)	–	–	2	–	(7)
Available for sale securities	–	9	9	–	8	–	(49)	(32)
Premises revaluation	12	–	12	–	–	–	–	12
Cash flow hedges	–	(1)	(1)	–	–	–	–	(1)
Unrelieved foreign tax	(21)	–	(21)	–	–	21	–	–
Retirement benefit obligations	(46)	–	(46)	(1)	(47)	(15)	(51)	(160)
Share options	(7)	–	(7)	–	–	(8)	(86)	(101)
Other temporary differences	(98)	76	(22)	1	12	48	(29)	10
	(318)	100	(218)	(3)	(97)	35	(215)	(498)

	At 1 January 2004 $million	Exchange translation differences $million	Charge/ (credit) to profit $million	(Credit) to equity $million	At 31 December 2004 $million
Deferred taxation comprises:					
Accelerated tax depreciation	16	–	(21)	–	(5)
Provisions for loans and advances	(143)	(1)	–	–	(144)
Tax losses carried forward	(25)	–	16	–	(9)
Available for sale securities	–	–	–	–	–
Premises revaluation	35	–	(23)	–	12
Cash flow hedges	–	–	–	–	–
Unrelieved foreign tax	–	–	(21)	–	(21)
Retirement benefit obligations	–	–	–	(46)	(46)
Share options	–	–	–	(7)	(7)
Other temporary differences	(148)	(1)	65	(14)	(98)
	(265)	(2)	16	(67)	(318)

Notes to the Accounts continued

26. Deferred Tax continued

	2005 $million	2004 $million
No account has been taken of the following potential deferred taxation assets/(liabilities):		
Tax losses carried forward	–	4
Provisions for loans and advances	–	20
Unrelieved foreign tax	239	178
Unremitted earnings from overseas subsidiaries	(144)	(64)
Foreign exchange movements on investments in branches	33	(20)
Premises revaluation	(16)	(16)
Other	35	35

No provision is made for any tax liability which might arise on the disposal of subsidiary undertakings or branches that are foreign operations at the amounts stated in these accounts, other than in respect of disposals which are intended in the foreseeable future.

27. Other Assets

	2005 $million	2004 $million
Hong Kong SAR Government certificates of indebtedness (note 33)	2,492	2,532
Mark-to-market adjustments arising on foreign exchange and interest rate contracts	–	7,318
Other	4,671	1,747
	7,163	11,597

The Hong Kong SAR Government certificates of indebtedness are subordinated to the claims of other parties.

28. Deposits by Banks

	2005 $million	2004 $million
Deposits by banks	18,834	15,162
Deposits by banks included within:		
Financial liabilities at fair value through profit or loss (note 30)	1,439	652
	20,273	15,814

29. Customer Accounts

	2005 $million	2004 $million
Customer accounts	119,931	85,093
Customer accounts included within:		
Financial liabilities at fair value through profit or loss (note 30)	1,008	365
	120,939	85,458

Included in customer accounts were deposits of $2,640 million (2004: $nil) held as collateral for irrevocable commitments under import letters of credit.

Customer accounts include $964 million (2004: $1,001 million) of liabilities under sale and repurchase agreements.

30. Financial Liabilities at Fair Value through Profit or Loss

	2005			2004
	Trading $million	Designated $million	Total $million	Total Trading $million
Deposits by banks	1,102	337	1,439	652
Customer accounts	394	614	1,008	365
Debt securities in issue	1,068	433	1,501	622
Short positions	2,345	–	2,345	753
	4,909	1,384	6,293	2,392

The Group designates certain financial liabilities at fair value through profit or loss where either the liabilities:

- have fixed rates of interest and interest rate swaps or other interest related derivatives have been acquired with the intention of significantly reducing interest rate risk; or
- are exposed foreign currency risk and derivatives have been acquired with the intention of significantly reducing exposure to market changes; or
- have been acquired to fund trading asset portfolios or assets, or where the assets and liabilities are managed, and performance evaluated, on a fair value basis for a documented risk management or investment strategy.

Derivatives are recorded at fair value whereas non-trading financial liabilities (unless designated at fair value) are recorded at amortised cost. Designation of certain liabilities at fair value through profit or loss significantly reduces the accounting mismatch between fair value and amortised cost expense recognition (a criteria of IFRS). The Group ensures the criteria under IFRS are met by matching the principal terms of derivatives to the corresponding liabilities either individually or on a portfolio basis.

The changes in fair value of both the underlying liabilities and derivatives are monitored in a similar manner to trading book portfolios.

Upon adoption of IAS 32 and 39, the Group designated these liabilities at fair value as at 1January 2005. The carrying amount under UK GAAP was $nil.

The fair value gain on liabilities designated at fair value through profit or loss was $12 million for the year. Of this, $1.7 million relates to changes in credit risk. Of total fair value, $1.9 million relates to credit risk.

The difference between the carrying amount at fair value and the amount the Group is contractually obliged to pay at maturity to the holders of the obligations is $34.1 million.

31. Debt Securities in Issue

	2005			2004		
	Certificates of deposit of $100,000 or more $million	Other debt securities in issue $million	Total $million	Certificates of deposit of $100,000 or more $million	Other debt securities in issue $million	Total $million
Debt securities in issue	14,179	11,734	25,913	4,079	6,926	11,005
Debt securities in issue within:						
Financial liabilities at fair value through profit or loss (note 30)	201	1,300	1,501	–	622	622
	14,380	13,034	27,414	4,079	7,548	11,627

Notes to the Accounts continued

32. Structure of Deposits

The following tables set out the structure of Standard Chartered's deposits by principal geographic region where it operates at 31 December 2005 and 31 December 2004:

2005

	Asia Pacific									
	Hong Kong $million	Singapore $million	Malaysia $million	Korea $million	Other Asia Pacific $million	India $million	*Middle East & Other S Asia $million	Africa $million	Americas UK & Group Head Office $million	Total $million
Non interest bearing current and demand accounts	2,998	2,001	1,120	216	1,343	1,928	2,855	1,359	473	14,293
Interest bearing current and demand accounts	12,753	2,063	148	13,554	3,612	3	1,110	1,264	4,534	39,041
Savings deposits	6	1,383	459	12	2,478	1,286	1,369	368	–	7,361
Time deposits	17,893	11,324	4,046	14,542	8,397	3,164	5,179	872	10,675	76,092
Other deposits	20	49	1,120	1,322	748	11	432	97	626	4,425
Total	33,670	16,820	6,893	29,646	16,578	6,392	10,945	3,960	16,308	141,212
Deposits by banks	627	3,641	652	4,742	3,517	676	1,893	98	4,427	20,273
Customer accounts	33,043	13,179	6,241	24,904	13,061	5,716	9,052	3,862	11,881	120,939
	33,670	16,820	6,893	29,646	16,578	6,392	10,945	3,960	16,308	141,212
Debt securities in issue	840	1,111	619	19,815	741	655	–	85	3,548	27,414
Total	34,510	17,931	7,512	49,461	17,319	7,047	10,945	4,045	19,856	168,626

2004

	Asia Pacific									
	Hong Kong $million	Singapore $million	Malaysia $million	Korea $million	Other Asia Pacific $million	India $million	*Middle East & Other S Asia $million	Africa $million	Americas UK & Group Head Office $million	Total $million
Non interest bearing current and demand accounts	3,602	2,040	989	1	1,227	1,224	2,260	1,159	16	12,518
Interest bearing current and demand accounts	15,300	2,329	130	943	2,056	2	1,090	1,603	3,920	27,373
Savings deposits	24	528	437	707	1,154	970	1,599	512	9	5,940
Time deposits	13,155	9,847	3,423	150	6,601	3,441	4,186	679	10,410	51,892
Other deposits	2	50	569	–	904	2	402	69	1,551	3,549
Total	32,083	14,794	5,548	1,801	11,942	5,639	9,537	4,022	15,906	101,272
Deposits by banks	1,204	3,150	813	688	2,674	1,109	1,362	110	4,704	15,814
Customer accounts	30,879	11,644	4,735	1,113	9,268	4,530	8,175	3,912	11,202	85,458
	32,083	14,794	5,548	1,801	11,942	5,639	9,537	4,022	15,906	101,272
Debt securities in issue	1,508	758	401	36	1,027	469	–	1	7,427	11,627
Total	33,591	15,552	5,949	1,837	12,969	6,108	9,537	4,023	23,333	112,899

* Middle East and Other S Asia includes UAE deposits of $5,958 million (2004: $4,740 million).

30. Financial Liabilities at Fair Value through Profit or Loss

	2005			2004
	Trading $million	Designated $million	Total $million	Total Trading $million
Deposits by banks	1,102	337	1,439	652
Customer accounts	394	614	1,008	365
Debt securities in issue	1,068	433	1,501	622
Short positions	2,345	–	2,345	753
	4,909	1,384	6,293	2,392

The Group designates certain financial liabilities at fair value through profit or loss where either the liabilities:

- have fixed rates of interest and interest rate swaps or other interest related derivatives have been acquired with the intention of significantly reducing interest rate risk; or
- are exposed foreign currency risk and derivatives have been acquired with the intention of significantly reducing exposure to market changes; or
- have been acquired to fund trading asset portfolios or assets, or where the assets and liabilities are managed, and performance evaluated, on a fair value basis for a documented risk management or investment strategy.

Derivatives are recorded at fair value whereas non-trading financial liabilities (unless designated at fair value) are recorded at amortised cost. Designation of certain liabilities at fair value through profit or loss significantly reduces the accounting mismatch between fair value and amortised cost expense recognition (a criteria of IFRS). The Group ensures the criteria under IFRS are met by matching the principal terms of derivatives to the corresponding liabilities either individually or on a portfolio basis.

The changes in fair value of both the underlying liabilities and derivatives are monitored in a similar manner to trading book portfolios.

Upon adoption of IAS 32 and 39, the Group designated these liabilities at fair value as at 1 January 2005. The carrying amount under UK GAAP was $nil.

The fair value gain on liabilities designated at fair value through profit or loss was $12 million for the year. Of this, $1.7 million relates to changes in credit risk. Of total fair value, $1.9 million relates to credit risk.

The difference between the carrying amount at fair value and the amount the Group is contractually obliged to pay at maturity to the holders of the obligations is $34.1 million.

31. Debt Securities in Issue

	2005			2004		
	Certificates of deposit of $100,000 or more $million	Other debt securities in issue $million	Total $million	Certificates of deposit of $100,000 or more $million	Other debt securities in issue $million	Total $million
Debt securities in issue	14,179	11,734	25,913	4,079	6,926	11,005
Debt securities in issue within:						
Financial liabilities at fair value through profit or loss (note 30)	201	1,300	1,501	–	622	622
	14,380	13,034	27,414	4,079	7,548	11,627

Notes to the Accounts continued

32. Structure of Deposits

The following tables set out the structure of Standard Chartered's deposits by principal geographic region where it operates at 31 December 2005 and 31 December 2004:

2005

	Asia Pacific									
	Hong Kong $million	Singapore $million	Malaysia $million	Korea $million	Other Asia Pacific $million	India $million	*Middle East & Other S Asia $million	Africa $million	Americas UK & Group Head Office $million	Total $million
Non interest bearing current and demand accounts	2,998	2,001	1,120	216	1,343	1,928	2,855	1,359	473	14,293
Interest bearing current and demand accounts	12,753	2,063	148	13,554	3,612	3	1,110	1,264	4,534	39,041
Savings deposits	6	1,383	459	12	2,478	1,286	1,369	368	–	7,361
Time deposits	17,893	11,324	4,046	14,542	8,397	3,164	5,179	872	10,675	76,092
Other deposits	20	49	1,120	1,322	748	11	432	97	626	4,425
Total	33,670	16,820	6,893	29,646	16,578	6,392	10,945	3,960	16,308	141,212
Deposits by banks	627	3,641	652	4,742	3,517	676	1,893	98	4,427	20,273
Customer accounts	33,043	13,179	6,241	24,904	13,061	5,716	9,052	3,862	11,881	120,939
	33,670	16,820	6,893	29,646	16,578	6,392	10,945	3,960	16,308	141,212
Debt securities in issue	840	1,111	619	19,815	741	655	–	85	3,548	27,414
Total	34,510	17,931	7,512	49,461	17,319	7,047	10,945	4,045	19,856	168,626

2004

	Asia Pacific									
	Hong Kong $million	Singapore $million	Malaysia $million	Korea $million	Other Asia Pacific $million	India $million	*Middle East & Other S Asia $million	Africa $million	Americas UK & Group Head Office $million	Total $million
Non interest bearing current and demand accounts	3,602	2,040	989	1	1,227	1,224	2,260	1,159	16	12,518
Interest bearing current and demand accounts	15,300	2,329	130	943	2,056	2	1,090	1,603	3,920	27,373
Savings deposits	24	528	437	707	1,154	970	1,599	512	9	5,940
Time deposits	13,155	9,847	3,423	150	6,601	3,441	4,186	679	10,410	51,892
Other deposits	2	50	569	–	904	2	402	69	1,551	3,549
Total	32,083	14,794	5,548	1,801	11,942	5,639	9,537	4,022	15,906	101,272
Deposits by banks	1,204	3,150	813	688	2,674	1,109	1,362	110	4,704	15,814
Customer accounts	30,879	11,644	4,735	1,113	9,268	4,530	8,175	3,912	11,202	85,458
	32,083	14,794	5,548	1,801	11,942	5,639	9,537	4,022	15,906	101,272
Debt securities in issue	1,508	758	401	36	1,027	469	–	1	7,427	11,627
Total	33,591	15,552	5,949	1,837	12,969	6,108	9,537	4,023	23,333	112,899

* Middle East and Other S Asia includes UAE deposits of $5,958 million (2004: $4,740 million).

33. Other Liabilities

	2005 $million	2004 $million
Mark-to-market adjustments arising on foreign exchange and interest rate contracts	–	7,077
Notes in circulation	2,492	2,532
Cash settled share based payments	26	19
Other liabilities	5,928	5,161
	8,446	14,789

Hong Kong currency notes in circulation of $2,492 million (31 December 2004: $2,532 million) are secured by Hong Kong SAR Government certificates of indebtedness of the same amount included in other assets (note 27).

34. Provisions for Liabilities and Charges

	Provision for credit commitments $million	Other provisions $million	Total $million
At 1 January 2005	53	8	61
Exchange translation differences	2	(1)	1
Acquired	31	–	31
(Release)/charge against profit	(13)	12	(1)
Provisions utilised	(8)	(2)	(10)
Other	(22)	(5)	(27)
At 31 December 2005	43	12	55

Provisions principally comprise legal claims made against the Group. The timing of concluding these legal claims is uncertain, as is the amount of possible outflow of economic benefits. Timing and cost ultimately depends on the due process in respective legal jurisdictions.

35. Retirement Benefit Obligations

Retirement benefit obligations comprise:

	2005 $million	2004 $million
Defined benefit schemes	465	160
Defined contribution schemes	11	9
Net book amount	476	169

	2005 $million	2004 $million
At 1 January	169	128
Exchange translation differences	(7)	9
Charge against profit (net of finance income)	126	82
Change in net liability	188	(61)
Other	–	11
At 31 December	476	169

Retirement benefit charge comprises:

	2005 $million	2004 $million
Defined benefit schemes	71	45
Defined contribution schemes	60	45
Other	–	2
	131	92

Notes to the Accounts continued

35. Retirement Benefit Obligations continued

UK Fund

The financial position of the Group's principal retirement benefit scheme, the Standard Chartered Pension Fund (the 'Fund') (a defined benefit scheme), is assessed in the light of the advice of an independent qualified actuary. The most recent actuarial assessment of the Fund for the purpose of funding was performed as at 31 December 2002 by T. Cunningham, Fellow of the Institute of Actuaries, of Lane, Clark and Peacock Actuaries, using the projected unit method. The assumptions having the most significant effect on the outcome of this valuation were:

Return from investments held for pensioners	5.0 per cent per annum
Return from investments held for non-pensioners before retirement	6.4 per cent per annum
Return from investments held for non-pensioners after retirement	5.2 per cent per annum
General increase in salaries	4.8 per cent per annum
Increase in pensions:	
In deferment (where applicable)	2.3 per cent per annum
In payment* (pre April 1997 service)	2.3 per cent per annum
In payment (post April 1997 service)	2.3 per cent per annum

* Applies to discretionary increases and some guaranteed increases.

Applying these assumptions, at the valuation date the market value of the assets of the Fund ($1,197 million) was sufficient to cover 97 per cent of the benefits that had accrued to members (84 per cent including the allowance for discretionary benefit increases). The Group paid an additional contribution of $114 million into the Fund on 30 December 2003 to improve the financial position of the Fund. No further additional contributions were paid during 2004 and none are currently expected to be required until 1 January 2009.

Contributions payable to the Fund during 2005 totalled $11 million (2004: $14 million) and regular contributions were set at 22.5 per cent of pensionable salary for all United Kingdom (UK) employees and seconded staff and 38.4 per cent of pensionable salary for international staff. Due to the closure of the Fund to new entrants, the current service cost will increase as a percentage of pensionable pay as the members approach retirement.

Pension costs for the purpose of these accounts were assessed using the same method, but the assumptions were different in several respects.

With effect from 1 July 1998 the Fund was closed to new entrants and new employees have subsequently been offered membership of a defined contribution scheme.

Overseas Schemes

The principal overseas defined benefit arrangements operated by the Group are in Hong Kong, India, Jersey, Kenya, Korea and the United States.

The disclosures required under IAS 19 have been calculated by qualified independent actuaries based on the most recent full actuarial valuations updated, where necessary, to 31 December 2005. (The effective date of the full valuations ranges between 31 December 2002 and 31 December 2005.)

Separate figures are disclosed for the UK Fund, Overseas Funded Defined Benefit, Post-retirement Medical and Other Unfunded Schemes.

The financial assumptions used at 31 December 2005 were:

	Funded Defined Benefit Schemes			
	UK Fund[2]		Overseas Schemes[1]	
	2005 %	2004 %	2005 %	2004 %
Price inflation	2.80	2.80	2.00-5.00	2.00-4.50
Salary increases	5.30	5.30	4.00-5.00	4.00-5.00
Pension increases	2.70	2.40	0.00-2.78	0.00-2.40
Discount rate	4.90	5.40	4.25-12.00	4.00-12.00
Post-retirement medical trend rate	N/A	N/A	N/A	N/A

Pension increases for the UK Fund range from 2.7 per cent to 2.8 per cent. The average has been stated. Deferred pension increases for the UK Fund are assumed to be 2.8 per cent.

1 The range of assumptions shown is for the main funded defined benefit overseas schemes in Hong Kong, India, Jersey, Kenya and the United States. These comprise 89 per cent of the total liabilities of funded overseas schemes.

2 The assumption for life expectancy for the UK fund assumes that a male member currently aged 60 will live for 26 years (2004: 24½ years) and a male member currently aged 45 will live for 27 years (2004: 25½ years) after his 60th birthday.

33. *Other Liabilities*

	2005 $million	2004 $million
Mark-to-market adjustments arising on foreign exchange and interest rate contracts	–	7,077
Notes in circulation	2,492	2,532
Cash settled share based payments	26	19
Other liabilities	5,928	5,161
	8,446	14,789

Hong Kong currency notes in circulation of $2,492 million (31 December 2004: $2,532 million) are secured by Hong Kong SAR Government certificates of indebtedness of the same amount included in other assets (note 27).

34. Provisions for Liabilities and Charges

	Provision for credit commitments $million	Other provisions $million	Total $million
At 1 January 2005	53	8	61
Exchange translation differences	2	(1)	1
Acquired	31	–	31
(Release)/charge against profit	(13)	12	(1)
Provisions utilised	(8)	(2)	(10)
Other	(22)	(5)	(27)
At 31 December 2005	43	12	55

Provisions principally comprise legal claims made against the Group. The timing of concluding these legal claims is uncertain, as is the amount of possible outflow of economic benefits. Timing and cost ultimately depends on the due process in respective legal jurisdictions.

35. Retirement Benefit Obligations

Retirement benefit obligations comprise:

	2005 $million	2004 $million
Defined benefit schemes	465	160
Defined contribution schemes	11	9
Net book amount	476	169

	2005 $million	2004 $million
At 1 January	169	128
Exchange translation differences	(7)	9
Charge against profit (net of finance income)	126	82
Change in net liability	188	(61)
Other	–	11
At 31 December	476	169

Retirement benefit charge comprises:

	2005 $million	2004 $million
Defined benefit schemes	71	45
Defined contribution schemes	60	45
Other	–	2
	131	92

Notes to the Accounts continued

35. Retirement Benefit Obligations continued

UK Fund

The financial position of the Group's principal retirement benefit scheme, the Standard Chartered Pension Fund (the 'Fund') (a defined benefit scheme), is assessed in the light of the advice of an independent qualified actuary. The most recent actuarial assessment of the Fund for the purpose of funding was performed as at 31 December 2002 by T. Cunningham, Fellow of the Institute of Actuaries, of Lane, Clark and Peacock Actuaries, using the projected unit method. The assumptions having the most significant effect on the outcome of this valuation were:

Return from investments held for pensioners	5.0 per cent per annum
Return from investments held for non-pensioners before retirement	6.4 per cent per annum
Return from investments held for non-pensioners after retirement	5.2 per cent per annum
General increase in salaries	4.8 per cent per annum
Increase in pensions:	
In deferment (where applicable)	2.3 per cent per annum
In payment* (pre April 1997 service)	2.3 per cent per annum
In payment (post April 1997 service)	2.3 per cent per annum

* Applies to discretionary increases and some guaranteed increases.

Applying these assumptions, at the valuation date the market value of the assets of the Fund ($1,197 million) was sufficient to cover 97 per cent of the benefits that had accrued to members (84 per cent including the allowance for discretionary benefit increases). The Group paid an additional contribution of $114 million into the Fund on 30 December 2003 to improve the financial position of the Fund. No further additional contributions were paid during 2004 and none are currently expected to be required until 1 January 2009.

Contributions payable to the Fund during 2005 totalled $11 million (2004: $14 million) and regular contributions were set at 22.5 per cent of pensionable salary for all United Kingdom (UK) employees and seconded staff and 38.4 per cent of pensionable salary for international staff. Due to the closure of the Fund to new entrants, the current service cost will increase as a percentage of pensionable pay as the members approach retirement.

Pension costs for the purpose of these accounts were assessed using the same method, but the assumptions were different in several respects.

With effect from 1 July 1998 the Fund was closed to new entrants and new employees have subsequently been offered membership of a defined contribution scheme.

Overseas Schemes

The principal overseas defined benefit arrangements operated by the Group are in Hong Kong, India, Jersey, Kenya, Korea and the United States.

The disclosures required under IAS 19 have been calculated by qualified independent actuaries based on the most recent full actuarial valuations updated, where necessary, to 31 December 2005. (The effective date of the full valuations ranges between 31 December 2002 and 31 December 2005.)

Separate figures are disclosed for the UK Fund, Overseas Funded Defined Benefit, Post-retirement Medical and Other Unfunded Schemes.

The financial assumptions used at 31 December 2005 were:

	Funded Defined Benefit Schemes			
	UK Fund[2]		Overseas Schemes[1]	
	2005 %	2004 %	2005 %	2004 %
Price inflation	2.80	2.80	2.00-5.00	2.00-4.50
Salary increases	5.30	5.30	4.00-5.00	4.00-5.00
Pension increases	2.70	2.40	0.00-2.78	0.00-2.40
Discount rate	4.90	5.40	4.25-12.00	4.00-12.00
Post-retirement medical trend rate	N/A	N/A	N/A	N/A

Pension increases for the UK Fund range from 2.7 per cent to 2.8 per cent. The average has been stated. Deferred pension increases for the UK Fund are assumed to be 2.8 per cent.

1 The range of assumptions shown is for the main funded defined benefit overseas schemes in Hong Kong, India, Jersey, Kenya and the United States. These comprise 89 per cent of the total liabilities of funded overseas schemes.

2 The assumption for life expectancy for the UK fund assumes that a male member currently aged 60 will live for 26 years (2004: 24½ years) and a male member currently aged 45 will live for 27 years (2004: 25½ years) after his 60th birthday.

35. Retirement Benefit Obligations continued

	Unfunded Schemes			
	Post-retirement Medical[1]		Other	
	2005 %	2004 %	2005 %	2004 %
Price inflation	2.70	2.70	2.70-6.00	2.00-6.00
Salary increases	4.00	4.00	4.00-8.00	4.00-8.00
Pension increases	N/A	N/A	0.00-2.70	0.00-2.40
Discount rate	*5.75*	*6.20*	*3.00-14.00*	*3.00-10.00*
Post-retirement medical rate	10% in 2005 reducing by 1% per annum to 5% in 2010	9% in 2004 reducing by 1% per annum to 5% in 2008	N/A	N/A

1 *The Post-retirement Medical plan is in the United States. There are no other Post-retirement Medical schemes.*

The assets and liabilities of the schemes, attributable to defined benefit members, at 31 December 2005 were:

	Funded Defined Benefit Schemes				Unfunded Schemes			
	UK Fund		Overseas Schemes		Post-retirement Medical		Other	
At 31 December 2005	Expected return on assets %	Value $million	Expected return on assets %	Value $million	Expected return on assets %	Value $million	Expected return on assets %	Value $million
Equities	7.75	619	7.75-12.00	162	N/A	N/A	N/A	N/A
Bonds	4.25	909	4.25-12.00	133	N/A	N/A	N/A	N/A
Property	N/A	–	7.00-12.00	2	N/A	N/A	N/A	N/A
Others	4.90	22	1.75-4.90	83	N/A	N/A	N/A	N/A
Total market value of assets		1,550		380		N/A		N/A
Present value of the schemes' liabilities		*(1,785)*		*(403)*		*(11)*		*(196)*
Net pension liability*		(235)		(23)		(11)		(196)

	Funded Defined Benefit Schemes				Unfunded Schemes			
	UK Fund		Overseas Schemes		Post-retirement Medical		Other	
At 31 December 2004	Expected return on assets %	Value $million	Expected return on assets %	Value $million	Expected return on assets %	Value $million	Expected return on assets %	Value $million
Equities	8.40	649	7.00-12.00	161	N/A	N/A	N/A	N/A
Bonds	4.76-5.40	916	4.76-12.00	126	N/A	N/A	N/A	N/A
Property	6.50	–	6.50-12.00	6	N/A	N/A	N/A	N/A
Others	4.60	31	1.75-4.90	24	N/A	N/A	N/A	N/A
Total market value of assets		1,596		317		N/A		N/A
Present value of the schemes' liabilities		(1,679)		(338)		(11)		(45)
Net pension liability*		(83)		(21)		(11)		(45)

The range of assumptions shown is for the main Overseas Schemes in Hong Kong, India, Jersey, Kenya and the United States.

The expected return on plan assets is set by reference to historical returns in each of the main asset classes, current market indicators such as long term bond yields and the expected long term strategic asset allocation of each plan.

* No scheme contains a surplus that is non-recoverable.

Notes to the Accounts continued

35. Retirement Benefit Obligations continued

The pension cost for defined benefit schemes was:

Year ending 31 December 2005	Funded Defined Benefit Schemes UK Fund $million	Funded Defined Benefit Schemes Overseas Schemes $million	Unfunded Schemes Post-retirement Medical $million	Unfunded Schemes Other $million	Total $million
Current service cost	16	41	1	14	72
Past service cost	–	–	–	–	–
Gain on settlements and curtailments	(1)	–	–	–	(1)
Expected return on pension scheme assets	(93)	(28)	–	–	(121)
Interest on pension scheme liabilities	85	24	–	7	116
Total charge to profit before deduction of tax	7	37	1	21	66
(Gain) on assets in excess of expected return*	(91)	(20)	–	–	(111)
Loss on liabilities	256	5	–	–	261
Total loss/(gain) recognised in Statement of Recognised Income and Expenses before tax	165	(15)	–	–	150
Deferred taxation	(50)	5	–	–	(45)
Total loss/(gain) after tax	115	(10)	–	–	105

* The actual return on the UK fund assets was $184 million and on overseas scheme assets was $48 million.

Year ending 31 December 2004	Funded Defined Benefit Schemes UK Fund $million	Funded Defined Benefit Schemes Overseas Schemes $million	Unfunded Schemes Post-retirement Medical $million	Unfunded Schemes Other $million	Total $million
Current service cost	15	24	–	8	47
Past service cost	1	1	–	1	3
Gain on settlements and curtailments	–	(5)	–	–	(5)
Expected return on pension scheme assets	(91)	(29)	–	–	(120)
Interest on pension scheme liabilities	84	23	1	2	110
Total charge to profit before deduction of tax	9	14	1	11	35
(Gain) on assets in excess of expected return*	(20)	(2)	–	–	(22)
Experience loss/(gain) on liabilities	–	(1)	(1)	–	(2)
Loss on liabilities	23	7	–	(1)	29
Total loss/(gain) recognised in Statement of Recognised Income and Expenses before tax	3	4	(1)	(1)	5
Deferred taxation	(1)	–	–	–	(1)
Total loss/(gain) after tax	2	4	(1)	(1)	4

* The actual return on the UK fund assets was $111 million and on overseas scheme assets was $31 million.

The total cumulative amount recognised in the Statement of Recognised Income and Expenses before tax to date is $155 million.

35. Retirement Benefit Obligations continued

	Unfunded Schemes			
	Post-retirement Medical[1]		Other	
	2005 %	2004 %	2005 %	2004 %
Price inflation	2.70	2.70	2.70-6.00	2.00-6.00
Salary increases	4.00	4.00	4.00-8.00	4.00-8.00
Pension increases	N/A	N/A	0.00-2.70	0.00-2.40
Discount rate	5.75	6.20	3.00-14.00	3.00-10.00
Post-retirement medical rate	10% in 2005 reducing by 1% per annum to 5% in 2010	9% in 2004 reducing by 1% per annum to 5% in 2008	N/A	N/A

1 *The Post-retirement Medical plan is in the United States. There are no other Post-retirement Medical schemes.*

The assets and liabilities of the schemes, attributable to defined benefit members, at 31 December 2005 were:

	Funded Defined Benefit Schemes				Unfunded Schemes			
	UK Fund		Overseas Schemes		Post-retirement Medical		Other	
At 31 December 2005	Expected return on assets %	Value $million	Expected return on assets %	Value $million	Expected return on assets %	Value $million	Expected return on assets %	Value $million
Equities	7.75	619	7.75-12.00	162	N/A	N/A	N/A	N/A
Bonds	4.25	909	4.25-12.00	133	N/A	N/A	N/A	N/A
Property	N/A	-	7.00-12.00	2	N/A	N/A	N/A	N/A
Others	4.90	22	1.75-4.90	83	N/A	N/A	N/A	N/A
Total market value of assets		1,550		380		N/A		N/A
Present value of the schemes' liabilities		(1,785)		(403)		(11)		(196)
Net pension liability*		(235)		(23)		(11)		(196)

	Funded Defined Benefit Schemes				Unfunded Schemes			
	UK Fund		Overseas Schemes		Post-retirement Medical		Other	
At 31 December 2004	Expected return on assets %	Value $million	Expected return on assets %	Value $million	Expected return on assets %	Value $million	Expected return on assets %	Value $million
Equities	8.40	649	7.00-12.00	161	N/A	N/A	N/A	N/A
Bonds	4.76-5.40	916	4.76-12.00	126	N/A	N/A	N/A	N/A
Property	6.50	-	6.50-12.00	6	N/A	N/A	N/A	N/A
Others	4.60	31	1.75-4.90	24	N/A	N/A	N/A	N/A
Total market value of assets		1,596		317		N/A		N/A
Present value of the schemes' liabilities		(1,679)		(338)		(11)		(45)
Net pension liability*		(83)		(21)		(11)		(45)

The range of assumptions shown is for the main Overseas Schemes in Hong Kong, India, Jersey, Kenya and the United States.

The expected return on plan assets is set by reference to historical returns in each of the main asset classes, current market indicators such as long term bond yields and the expected long term strategic asset allocation of each plan.

* No scheme contains a surplus that is non-recoverable.

Notes to the Accounts continued

35. Retirement Benefit Obligations continued

The pension cost for defined benefit schemes was:

Year ending 31 December 2005	Funded Defined Benefit Schemes UK Fund $million	Funded Defined Benefit Schemes Overseas Schemes $million	Unfunded Schemes Post-retirement Medical $million	Unfunded Schemes Other $million	Total $million
Current service cost	16	41	1	14	72
Past service cost	–	–	–	–	–
Gain on settlements and curtailments	(1)	–	–	–	(1)
Expected return on pension scheme assets	(93)	(28)	–	–	(121)
Interest on pension scheme liabilities	85	24	–	7	116
Total charge to profit before deduction of tax	7	37	1	21	66
(Gain) on assets in excess of expected return*	(91)	(20)	–	–	(111)
Loss on liabilities	256	5	–	–	261
Total loss/(gain) recognised in Statement of Recognised Income and Expenses before tax	165	(15)	–	–	150
Deferred taxation	(50)	5	–	–	(45)
Total loss/(gain) after tax	115	(10)	–	–	105

* The actual return on the UK fund assets was $184 million and on overseas scheme assets was $48 million.

Year ending 31 December 2004	Funded Defined Benefit Schemes UK Fund $million	Funded Defined Benefit Schemes Overseas Schemes $million	Unfunded Schemes Post-retirement Medical $million	Unfunded Schemes Other $million	Total $million
Current service cost	15	24	–	8	47
Past service cost	1	1	–	1	3
Gain on settlements and curtailments	–	(5)	–	–	(5)
Expected return on pension scheme assets	(91)	(29)	–	–	(120)
Interest on pension scheme liabilities	84	23	1	2	110
Total charge to profit before deduction of tax	9	14	1	11	35
(Gain) on assets in excess of expected return*	(20)	(2)	–	–	(22)
Experience loss/(gain) on liabilities	–	(1)	(1)	–	(2)
Loss on liabilities	23	7	–	(1)	29
Total loss/(gain) recognised in Statement of Recognised Income and Expenses before tax	3	4	(1)	(1)	5
Deferred taxation	(1)	–	–	–	(1)
Total loss/(gain) after tax	2	4	(1)	(1)	4

* The actual return on the UK fund assets was $111 million and on overseas scheme assets was $31 million.

The total cumulative amount recognised in the Statement of Recognised Income and Expenses before tax to date is $155 million.

35. Retirement Benefit Obligations continued

Movement in the pension schemes and post-retirement medical deficit during the year comprise:

	Funded Defined Benefit Schemes		Unfunded Schemes		
Year ending 31 December 2005	UK Fund $million	Overseas Schemes $million	Post-retirement Medical $million	Other $million	Total $million
Deficit at 1 January 2005	(83)	(21)	(11)	(45)	(160)
Contributions	11	49	1	11	72
Current service cost	(16)	(41)	(1)	(14)	(72)
Past service cost	–	–	–	–	–
Settlement/curtailment costs	1	–	–	–	1
Other finance income/(charge)	8	4	–	(7)	5
Actuarial (loss)/gain	(165)	15	–	–	(150)
Acquisitions	–	(28)	–	(141)	(169)
Exchange rate adjustment	9	(1)	–	–	8
Deficit at 31 December 2005	(235)	(23)	(11)	(196)	(465)

	Funded Defined Benefit Schemes		Unfunded Schemes		
Year ending 31 December 2004	UK Fund $million	Overseas Schemes $million	Post-retirement Medical $million	Other $million	Total $million
Deficit at 1 January 2004	(79)	(47)	(12)	(35)	(173)
Contributions	14	49	1	1	65
Current service cost	(15)	(24)	–	(8)	(47)
Past service cost	(1)	(1)	–	(1)	(3)
Settlement/curtailment costs	–	5	–	–	5
Other finance income/(charge)	7	6	(1)	(2)	10
Actuarial gain/(loss)	(3)	(4)	1	1	(5)
Acquisitions	–	(4)	–	–	(4)
Exchange rate adjustment	(6)	(1)	–	(1)	(8)
Deficit at 31 December 2004	(83)	(21)	(11)	(45)	(160)

Movement in the pension schemes and post-retirement medical gross assets and obligations during the year comprise:

Year ending 31 December 2005	Assets $million	Obligations $million	Total $million
Deficit at 1 January 2005	1,913	(2,073)	(160)
Contributions	72	–	72
Current service cost	–	(72)	(72)
Past service cost	–	–	–
Settlement/curtailment costs	–	1	1
Interest cost	–	(116)	(116)
Expected return on scheme assets	121	–	121
Benefits paid out	(98)	98	–
Actuarial gain/(loss)	111	(261)	(150)
Acquisitions	2	(171)	(169)
Exchange rate adjustment	(191)	199	8
Deficit at 31 December 2005	1,930	(2,395)	(465)

Notes to the Accounts continued

36. Subordinated Liabilities and Other Borrowed Funds

	2005 $million	2004 $million
Dated subordinated loan capital – issued by subsidiary undertakings		
£30 million Floating Rate Notes 2009	51	57
£300 million 6.75 per cent Notes 2009	476	517
€600 million 5.375 per cent Notes 2009	655	730
BWP 75 million Floating Rate Notes 2012	14	18
$325 million Floating Rate Notes 2005/2010	–	313
€575 million 4.5 per cent Notes 2010	–	771
$700 million 8.0 per cent subordinated Notes 2031	753	620
€500 million 8.16 per cent non-cumulative Trust Preferred Securities 2010	630	674
£300 million 8.103 per cent Step-Up Callable Perpetual Trust Preferred Securities 2016	628	572
£200 million 7.75 per cent Step-Up Notes 2022	426	373
$350 million 4.375 per cent Notes 2014 (Floating rate from 2009)	340	350
HKD 500 million 3.5 per cent Notes 2014 (Floating rate from 2009)	62	64
HKD 670 million Floating Rate Notes 2014	85	85
€750 million 3.625 per cent (Floating rate from 2012) Subordinated rates 2017	880	–
$500 million Floating Rate Notes 2015	498	–
$500 million Floating Rate Notes 2016	498	–
$375 million Subordinated debt 2013	383	–
$200 million Subordinated debt 2013	206	–
KRW 205 billion Subordinated debt 2009	200	–
KRW 160 billion Subordinated debt 2008	157	–
KRW 136 billion Subordinated debt 2007	133	–
KRW 104 billion Subordinated debt 2007	102	–
KRW 40 billion Subordinated debt 2006	40	–
KRW 30 billion Subordinated debt 2011	29	–
KRW 27 billion Subordinated debt 2008	27	–
BWP 50 million Fixed and Floating Rate Subordinated Notes 2015	9	–
TZS 8 billion Subordinated notes 2015	7	–
KRW 3 billion Subordinated debt 2011	3	–
	7,292	5,144
Undated subordinated loan capital – issued by subsidiary undertakings		
£400 million	683	–
£275 million	473	–
	1,156	–
Undated subordinated loan capital – issued by Company		
Primary Capital Floating Rate Notes:		
$400 million	400	400
$300 million (Series 2)	300	300
$400 million (Series 3)	400	400
$200 million (Series 4)	200	200
£150 million	258	288
	1,558	1,588
Other undated borrowings – issued by Undertakings	–	36
Other undated borrowings – issued by Company	*343	–
Total for Group	10,349	6,768
Total for Company	1,893	1,588

* In the balance sheet of the Company the amount recognised is $335 million with the difference being the effect of hedge accounting achieved on a Group basis.

35. Retirement Benefit Obligations continued

Movement in the pension schemes and post-retirement medical deficit during the year comprise:

Year ending 31 December 2005	Funded Defined Benefit Schemes UK Fund $million	Funded Defined Benefit Schemes Overseas Schemes $million	Unfunded Schemes Post-retirement Medical $million	Unfunded Schemes Other $million	Total $million
Deficit at 1 January 2005	(83)	(21)	(11)	(45)	(160)
Contributions	11	49	1	11	72
Current service cost	(16)	(41)	(1)	(14)	(72)
Past service cost	–	–	–	–	–
Settlement/curtailment costs	1	–	–	–	1
Other finance income/(charge)	8	4	–	(7)	5
Actuarial (loss)/gain	(165)	15	–	–	(150)
Acquisitions	–	*(28)*	–	*(141)*	*(169)*
Exchange rate adjustment	9	(1)	–	–	8
Deficit at 31 December 2005	(235)	(23)	(11)	(196)	(465)

Year ending 31 December 2004	Funded Defined Benefit Schemes UK Fund $million	Funded Defined Benefit Schemes Overseas Schemes $million	Unfunded Schemes Post-retirement Medical $million	Unfunded Schemes Other $million	Total $million
Deficit at 1 January 2004	(79)	(47)	(12)	(35)	(173)
Contributions	14	49	1	1	65
Current service cost	(15)	(24)	–	(8)	(47)
Past service cost	(1)	(1)	–	(1)	(3)
Settlement/curtailment costs	–	5	–	–	5
Other finance income/(charge)	7	6	(1)	(2)	10
Actuarial gain/(loss)	(3)	(4)	1	1	(5)
Acquisitions	–	(4)	–	–	(4)
Exchange rate adjustment	(6)	(1)	–	(1)	(8)
Deficit at 31 December 2004	(83)	(21)	(11)	(45)	(160)

Movement in the pension schemes and post-retirement medical gross assets and obligations during the year comprise:

Year ending 31 December 2005	Assets $million	Obligations $million	Total $million
Deficit at 1 January 2005	1,913	(2,073)	(160)
Contributions	72	–	72
Current service cost	–	(72)	(72)
Past service cost	–	–	–
Settlement/curtailment costs	–	1	1
Interest cost	–	(116)	(116)
Expected return on scheme assets	121	–	121
Benefits paid out	(98)	98	–
Actuarial gain/(loss)	111	(261)	(150)
Acquisitions	2	(171)	(169)
Exchange rate adjustment	(191)	199	8
Deficit at 31 December 2005	1,930	(2,395)	(465)

Notes to the Accounts continued

36. Subordinated Liabilities and Other Borrowed Funds

	2005 $million	2004 $million
Dated subordinated loan capital – issued by subsidiary undertakings		
£30 million Floating Rate Notes 2009	51	57
£300 million 6.75 per cent Notes 2009	476	517
€600 million 5.375 per cent Notes 2009	655	730
BWP 75 million Floating Rate Notes 2012	14	18
$325 million Floating Rate Notes 2005/2010	–	313
€575 million 4.5 per cent Notes 2010	–	771
$700 million 8.0 per cent subordinated Notes 2031	753	620
€500 million 8.16 per cent non-cumulative Trust Preferred Securities 2010	630	674
£300 million 8.103 per cent Step-Up Callable Perpetual Trust Preferred Securities 2016	628	572
£200 million 7.75 per cent Step-Up Notes 2022	426	373
$350 million 4.375 per cent Notes 2014 (Floating rate from 2009)	340	350
HKD 500 million 3.5 per cent Notes 2014 (Floating rate from 2009)	62	64
HKD 670 million Floating Rate Notes 2014	85	85
€750 million 3.625 per cent (Floating rate from 2012) Subordinated rates 2017	880	–
$500 million Floating Rate Notes 2015	498	–
$500 million Floating Rate Notes 2016	498	–
$375 million Subordinated debt 2013	383	–
$200 million Subordinated debt 2013	206	–
KRW 205 billion Subordinated debt 2009	200	–
KRW 160 billion Subordinated debt 2008	157	–
KRW 136 billion Subordinated debt 2007	133	–
KRW 104 billion Subordinated debt 2007	102	–
KRW 40 billion Subordinated debt 2006	40	–
KRW 30 billion Subordinated debt 2011	29	–
KRW 27 billion Subordinated debt 2008	27	–
BWP 50 million Fixed and Floating Rate Subordinated Notes 2015	9	–
TZS 8 billion Subordinated notes 2015	7	–
KRW 3 billion Subordinated debt 2011	3	–
	7,292	5,144
Undated subordinated loan capital – issued by subsidiary undertakings		
£400 million	683	–
£275 million	473	–
	1,156	–
Undated subordinated loan capital – issued by Company		
Primary Capital Floating Rate Notes:		
$400 million	400	400
$300 million (Series 2)	300	300
$400 million (Series 3)	400	400
$200 million (Series 4)	200	200
£150 million	258	288
	1,558	1,588
Other undated borrowings – issued by Undertakings	–	36
Other undated borrowings – issued by Company	*343	–
Total for Group	10,349	6,768
Total for Company	1,893	1,588

* In the balance sheet of the Company the amount recognised is $335 million with the difference being the effect of hedge accounting achieved on a Group basis.

36. Subordinated Liabilities and Other Borrowed Funds continued

All dated and undated loan capital described above is unsecured, unguaranteed and subordinated to the claims of other creditiors including without limitation, customer deposits and deposits by banks. The Group has the right to settle dated and undated debt instruments in certain circumstances set out in the contractual agreements.

Of total dated loan capital and other borrowings $6,151 million is at fixed interest rates (31 December 2004: $4,671 million).

Upon adoption of IAS 32 on 1 January 2005, the Group's £100 million 7⅜ and £100 million 8¼ per cent irredeemable £1 preference shares were reclassified from equity to subordinated liabilities and other borrowed funds.

At the same time £200 million 7.75 per cent Step-Up Notes 2022 and £300 million 8.103 per cent Step-Up Callable Perpetual Trust Preferred Securities were reclassified as minority interests. On 30 December 2005, the terms and conditions of the notes were modified with the approval of the Trustees. The effect of the modification was to reclassify these instruments from minority interests to subordinated liabilities and other borrowed funds at their market value on 30 December 2005.

On 3 February 2005, the Group issued €750 million subordinated Lower Tier II notes ("Euro Notes") at an issue price of 99.43 per cent and $500 million of subordinated Lower Tier II notes ("Dollar notes") at an issue price of 99.86 per cent.

The Euro notes will mature on 3 February 2017 and are callable on 3 February 2012 and at each subsequent interest date. Interest is payable annually on the Euro notes at a fixed rate of 3.625 per cent until 3 February 2012 when a variable rate of interest of 3 month Euribor plus 87 bps will be paid.

The Dollar notes will mature on 3 February 2015 and are callable on 4 February 2010 and at each subsequent interest date. Interest is payable quarterly on the Dollar notes at a variable rate of $Libor plus 30 bps until 4 February 2010 when the rates will increase to $Libor plus 80 bps.

Fair value of $1,280 million of subordinated liabilities was added with the acquisition of SCFB.

On 18 April 2005, the Group called back the €575 million convertible debt at par. The convertible debt had embedded derivative features that had been separated from the underlying host contract and fair valued on 1 January 2005 on adoption of IAS 32 and 39.

SCB Tanzania issued TZS 8 billion subordinated floating rate bonds in June 2005 which have a final redemption in August 2015 though early redemption in whole or in part by the issuer is available five years and one day from the issue date.

On 17 June 2005, the Group issued £400 million Undated Callable Step Up Subordinated Upper Tier 2 notes at an issue price of 98.642 per cent. Interest is payable annually at a fixed rate of 5.375 per cent until 14 July 2020 when variable rate interest of 3 month £Libor plus 189 bps will be paid. These notes have been consolidated and form a single series with the £400 million notes issued on 17 June 2005.

On 12 October 2005, the Group issued £275 million Undated Callable Step Up Subordinated Upper Tier 2 notes at an issue price of 100.43 per cent. Interest is payable annually on the notes at a fixed rate of 5.375 per cent until 14 July 2020 when variable rate interest of 3 month £Libor plus 189 bps will be paid. These notes have been consolidated and form a single series with the £400 million notes issued on 17 June 2005.

On 21 October 2005 at par, the Group called $325 million Floating Rate Notes 2005/2010 on the first call date.

SCB Botswana issued BWP 50 million subordinated floating rate notes in December 2005 which have a final redemption in December 2015, although early redemption in whole or in part by the issuer is available but only after five years and one day from the issue date.

On 9 December 2005, the Group issued $500m Floating Rate Subordinated Lower Tier 2 notes at an issue price of 99.854 per cent due 2016 with the first call date in June 2011. Interest is payable quarterly on the notes at a floating rate of three months $Libor plus 30 bps until 8th June 2011 when floating interest rate of three month $Libor plus 80 bps will be paid.

Notes to the Accounts continued

37. Share Capital

The authorised share capital of the Company at 31 December 2005 was $4,857 million (2004: $5,137 million) made up of 2,632 million ordinary shares of $0.50 each, 500 million non-cumulative irredeemable preference shares of £1 each, 300 million non-cumulative redeemable preference shares of $5 each and one million non-cumulative preference share of €1,000 each.

As at 31 December 2005, 328,388 $5 preference shares were in issue. The irredeemable preference shares of £1 each were reclassified to other borrowed funds from 1 January 2005 upon adoption of IAS 32.

Group and Company

	Number of ordinary shares (millions)	Ordinary share capital $m	Preference share capital $m	Share premium account $m	Total $m
At 1 January 2004	1,175	588	351	2,813	3,752
Exchange translation differences	–	–	26	–	26
Shares issued, net of expenses	4	2	–	15	17
Capitalised on exercise of share options	–	–	–	7	7
At 31 December 2004	1,179	590	377	2,835	3,802
Adoption of IAS 32 and 39	–	–	(375)	–	(375)
At 1 January 2005	1,179	590	2	2,835	3,427
Capitalised on scrip dividend	4	2	–	(2)	–
Shares issued, net of expenses	133	66	–	2,145	2,211
At 31 December 2005	1,316	658	2	4,978	5,638

On 14 January 2005, the Company issued 117,902,943 new ordinary shares at a price of 920 pence per share representing approximately 9.99 per cent of the Company's existing issued ordinary share capital. The net proceeds of the placing were approximately GBP 1,071 million ($2.0 billion). The purpose of the share issue was to aid the funding of the purchase of the entire share capital of SCFB for approximately KRW 3.4 trillion ($3.3 billion) in cash.

On 16 February 2005, the Company repurchased 3,000 8.9 per cent non-cumulative preference shares. The preference shares were repurchased at a premium of $3 million and were cancelled. The remaining 328,388 preference shares in issue have a nominal value of $2 million and are redeemable at the Company's option at a premium of $326 million.

On 23 May 2005, the Company issued 11,700,000 new ordinary shares at a price of 985.6 pence per share (GBP 115 million, $211 million) to the Employee Benefit Trust towards satisfaction of the vested shares under the Company's discretionary share schemes. A further 3,525,788 shares were issued for the purpose of the employee share schemes during 2005.

On 13 May 2005, 2,522,654 ordinary shares were issued instead of the 2004 final cash dividend. On 14 October 2005, 1,735,708 ordinary shares were issued instead of the 2005 interim cash dividend.

Post balance sheet date, on 12 January 2006, the Company issued 3,401,290 new ordinary shares at an average price of 1301 pence per share representing approximately 0.26 per cent of the Company's existing issued ordinary share capital. The issue of ordinary shares was used to acquire 20 per cent of Fleming Family & Partners Limited.

The holding of Standard Chartered PLC shares by the Group's share based award schemes is set out in note 40.

Transaction costs deducted from share issues total $25 million (2004: $nil).

36. Subordinated Liabilities and Other Borrowed Funds continued

All dated and undated loan capital described above is unsecured, unguaranteed and subordinated to the claims of other creditiors including without limitation, customer deposits and deposits by banks. The Group has the right to settle dated and undated debt instruments in certain circumstances set out in the contractual agreements.

Of total dated loan capital and other borrowings $6,151 million is at fixed interest rates (31 December 2004: $4,671 million).

Upon adoption of IAS 32 on 1 January 2005, the Group's £100 million 7⅜ and £100 million 8¼ per cent irredeemable £1 preference shares were reclassified from equity to subordinated liabilities and other borrowed funds.

At the same time £200 million 7.75 per cent Step-Up Notes 2022 and £300 million 8.103 per cent Step-Up Callable Perpetual Trust Preferred Securities were reclassified as minority interests. On 30 December 2005, the terms and conditions of the notes were modified with the approval of the Trustees. The effect of the modification was to reclassify these instruments from minority interests to subordinated liabilities and other borrowed funds at their market value on 30 December 2005.

On 3 February 2005, the Group issued €750 million subordinated Lower Tier II notes ("Euro Notes") at an issue price of 99.43 per cent and $500 million of subordinated Lower Tier II notes ("Dollar notes") at an issue price of 99.86 per cent.

The Euro notes will mature on 3 February 2017 and are callable on 3 February 2012 and at each subsequent interest date. Interest is payable annually on the Euro notes at a fixed rate of 3.625 per cent until 3 February 2012 when a variable rate of interest of 3 month Euribor plus 87 bps will be paid.

The Dollar notes will mature on 3 February 2015 and are callable on 4 February 2010 and at each subsequent interest date. Interest is payable quarterly on the Dollar notes at a variable rate of $Libor plus 30 bps until 4 February 2010 when the rates will increase to $Libor plus 80 bps.

Fair value of $1,280 million of subordinated liabilities was added with the acquisition of SCFB.

On 18 April 2005, the Group called back the €575 million convertible debt at par. The convertible debt had embedded derivative features that had been separated from the underlying host contract and fair valued on 1 January 2005 on adoption of IAS 32 and 39.

SCB Tanzania issued TZS 8 billion subordinated floating rate bonds in June 2005 which have a final redemption in August 2015 though early redemption in whole or in part by the issuer is available five years and one day from the issue date.

On 17 June 2005, the Group issued £400 million Undated Callable Step Up Subordinated Upper Tier 2 notes at an issue price of 98.642 per cent. Interest is payable annually at a fixed rate of 5.375 per cent until 14 July 2020 when variable rate interest of 3 month £Libor plus 189 bps will be paid. These notes have been consolidated and form a single series with the £400 million notes issued on 17 June 2005.

On 12 October 2005, the Group issued £275 million Undated Callable Step Up Subordinated Upper Tier 2 notes at an issue price of 100.43 per cent. Interest is payable annually on the notes at a fixed rate of 5.375 per cent until 14 July 2020 when variable rate interest of 3 month £Libor plus 189 bps will be paid. These notes have been consolidated and form a single series with the £400 million notes issued on 17 June 2005.

On 21 October 2005 at par, the Group called $325 million Floating Rate Notes 2005/2010 on the first call date.

SCB Botswana issued BWP 50 million subordinated floating rate notes in December 2005 which have a final redemption in December 2015, although early redemption in whole or in part by the issuer is available but only after five years and one day from the issue date.

On 9 December 2005, the Group issued $500m Floating Rate Subordinated Lower Tier 2 notes at an issue price of 99.854 per cent due 2016 with the first call date in June 2011. Interest is payable quarterly on the notes at a floating rate of three months $Libor plus 30 bps until 8th June 2011 when floating interest rate of three month $Libor plus 80 bps will be paid.

Notes to the Accounts continued

37. Share Capital

The authorised share capital of the Company at 31 December 2005 was $4,857 million (2004: $5,137 million) made up of 2,632 million ordinary shares of $0.50 each, 500 million non-cumulative irredeemable preference shares of £1 each, 300 million non-cumulative redeemable preference shares of $5 each and one million non-cumulative preference share of €1,000 each.

As at 31 December 2005, 328,388 $5 preference shares were in issue. The irredeemable preference shares of £1 each were reclassified to other borrowed funds from 1 January 2005 upon adoption of IAS 32.

Group and Company

	Number of ordinary shares (millions)	Ordinary share capital $m	Preference share capital $m	Share premium account $m	Total $m
At 1 January 2004	1,175	588	351	2,813	3,752
Exchange translation differences	–	–	26	–	26
Shares issued, net of expenses	4	2	–	15	17
Capitalised on exercise of share options	–	–	–	7	7
At 31 December 2004	1,179	590	377	2,835	3,802
Adoption of IAS 32 and 39	–	–	(375)	–	(375)
At 1 January 2005	1,179	590	2	2,835	3,427
Capitalised on scrip dividend	4	2	–	(2)	–
Shares issued, net of expenses	133	66	–	2,145	2,211
At 31 December 2005	1,316	658	2	4,978	5,638

On 14 January 2005, the Company issued 117,902,943 new ordinary shares at a price of 920 pence per share representing approximately 9.99 per cent of the Company's existing issued ordinary share capital. The net proceeds of the placing were approximately GBP 1,071 million ($2.0 billion). The purpose of the share issue was to aid the funding of the purchase of the entire share capital of SCFB for approximately KRW 3.4 trillion ($3.3 billion) in cash.

On 16 February 2005, the Company repurchased 3,000 8.9 per cent non-cumulative preference shares. The preference shares were repurchased at a premium of $3 million and were cancelled. The remaining 328,388 preference shares in issue have a nominal value of $2 million and are redeemable at the Company's option at a premium of $326 million.

On 23 May 2005, the Company issued 11,700,000 new ordinary shares at a price of 985.6 pence per share (GBP 115 million, $211 million) to the Employee Benefit Trust towards satisfaction of the vested shares under the Company's discretionary share schemes. A further 3,525,788 shares were issued for the purpose of the employee share schemes during 2005.

On 13 May 2005, 2,522,654 ordinary shares were issued instead of the 2004 final cash dividend. On 14 October 2005, 1,735,708 ordinary shares were issued instead of the 2005 interim cash dividend.

Post balance sheet date, on 12 January 2006, the Company issued 3,401,290 new ordinary shares at an average price of 1301 pence per share representing approximately 0.26 per cent of the Company's existing issued ordinary share capital. The issue of ordinary shares was used to acquire 20 per cent of Fleming Family & Partners Limited.

The holding of Standard Chartered PLC shares by the Group's share based award schemes is set out in note 40.

Transaction costs deducted from share issues total $25 million (2004: $nil).

38. *Reserves and Retained Earnings*

Group

	Capital Reserve $million	Capital Redemption Reserve $million	Available-for-sale reserve $million	Cash flow hedge reserve $million	Premises revaluation reserve $million	Translation reserve $million	Retained earnings $million	Total $million
At 1 January 2004	5	11	–	–	57	–	4,122	4,195
Recognised income and expenses	–	–	–	–	19	96	1,578	1,693
Dividends	–	–	–	–	–	–	(630)	(630)
Net own shares adjustment	–	–	–	–	–	–	52	52
Capitalised on exercise of share options	–	–	–	–	–	–	(7)	(7)
At 31 December 2004	5	11	–	–	76	96	5,115	5,303
Adoption of IAS 32 and 39	–	–	73	42	–	–	36	151
Recognised income and expenses	–	–	(50)	(62)	–	(90)	1,865	1,663
	–	–	23	(20)	–	(90)	1,901	1,814
Net own shares adjustment	–	–	–	–	–	–	(73)	(73)
Share option expense and related taxation	–	–	–	–	–	–	123	123
Dividends net scrip	–	–	–	–	–	–	(712)	(712)
Debt recognition premium	–	–	–	–	–	–	(211)	(211)
At 31 December 2005	5	11	23	(20)	76	6	6,143	6,244

The cumulative amounts of premiums on the acquisition of subsidiary and associated undertakings written off against Group reserves since 1973 is $27 million (2004: $27 million).

Capital reserves represent the exchange difference on redenomination of share capital and share premium from sterling to USD in 2001.

Capital redemption reserve represents the repurchase of preference shares.

Available-for-sale reserve is the fair value movement of financial assets classified as available-for-sale. Gains and losses are deferred to this reserve until such time the underlying asset is sold or matures.

Cash flow hedge reserve is the fair value movement of derivatives that meet the criteria of a cash flow hedge. Gains and losses are deferred to this reserve until such time the underlying hedged item affects profit and loss.

Premises revaluation represents revaluations made prior to the adoption of IFRS by the Group on 1 January 2004.

Translation reserve represents the foreign exchange gains and losses on translation of the net investment of its foreign operations. Gains and losses are deferred to this reserve until such time the underlying foreign operation is disposed. Gains and losses arising from derivatives used as hedges of net investments are netted against the foreign exchange gains and losses on translation of the net investment of its foreign operations.

Retained earnings are the carried forward recognised income and expenses of the Group plus current period recognised income and expenses less dividend distribution, treasury shares and share option expenses.

Own shares held total 14,040,907 at 31 December 2005 (2004: 12,306,768).

A substantial part of the Group's reserves are held in overseas subsidiary undertakings and branches principally to support local operations or to comply with local regulations. The maintenance of local regulatory capital ratios could potentially restrict the amount of reserves which can be remitted. In addition, if these overseas reserves were to be remitted, further unprovided taxation liabilities might arise.

Notes to the Accounts continued

38. Reserves and Retained Earnings continued

Company

	Capital Reserve $million	Capital Redemption Reserve $million	Retained earnings $million	Total $million
At 1 January 2004	5	11	616	632
Recognised income and expenses	–	–	663	663
Dividends	–	–	(630)	(630)
Net own shares adjustment	–	–	52	52
Capitalised on exercise of share options	–	–	(7)	(7)
At 31 December 2004	5	11	694	710
Adoption of IAS 32 and 39	–	–	–	–
Recognised income and expenses	–	–	798	798
	–	–	798	798
Net own shares adjustment	–	–	(73)	(73)
Share option expense and related taxation	–	–	52	52
Dividends net scrip	–	–	(712)	(712)
At 31 December 2005	5	11	759	775

39. Minority Interests

	£200m 2022 Step-Up Notes $million	£300m 8.103% Step-Up Callable Perpetual Trust $million	$300m 7.267% Hybrid Tier-1 Securities $million	Other minority interests $million	Total $million
At 31 December 2004 previously published	–	–	–	964	964
Adoption of IAS 32 and 39	396	598	–	(4)	990
At 1 January 2005	396	598	–	960	1,954
Arising on acquisition	–	–	333	–	333
Appropriation in respect of exchange translation	(43)	(64)	–	(1)	(108)
Other profits attributable to minority interests	26	41	14	52	133
Recognised income and expenses	(17)	(23)	14	51	25
Distributions	(26)	(42)	(11)	(39)	(118)
Reductions	(353)	(533)	–	(857)	(1,743)
At 31 December 2005	–	–	336	115	451

On 30 December 2005, the terms and conditions of the £200 million 2022 Step-Up notes and £300 million Step-Up Callable Perpetual Trust notes were modified with the approval of the Trustees. The effect of the modification is that the notes have been reclassified from minority interests to subordinated liabilities and other borrowed funds at their market value on 30 December 2005.

Following additional investments in the Global Liquidity Fund by third parties, the Group's interest is no longer treated as a subsidiary and the minority interest has been reduced accordingly.

In May 2005, the Group purchased a further 24.97 per cent of Standard Chartered Nakornthon Bank Public Company Thailand, reducing the other minority interest.

38. Reserves and Retained Earnings

Group

	Capital Reserve $million	Capital Redemption Reserve $million	Available-for-sale reserve $million	Cash flow hedge reserve $million	Premises revaluation reserve $million	Translation reserve $million	Retained earnings $million	Total $million
At 1 January 2004	5	11	–	–	57	–	4,122	4,195
Recognised income and expenses	–	–	–	–	19	96	1,578	1,693
Dividends	–	–	–	–	–	–	(630)	(630)
Net own shares adjustment	–	–	–	–	–	–	52	52
Capitalised on exercise of share options	–	–	–	–	–	–	(7)	(7)
At 31 December 2004	5	11	–	–	76	96	5,115	5,303
Adoption of IAS 32 and 39	–	–	73	42	–	–	36	151
Recognised income and expenses	–	–	(50)	(62)	–	(90)	1,865	1,663
	–	–	23	(20)	–	(90)	1,901	1,814
Net own shares adjustment	–	–	–	–	–	–	(73)	(73)
Share option expense and related taxation	–	–	–	–	–	–	123	123
Dividends net scrip	–	–	–	–	–	–	(712)	(712)
Debt recognition premium	–	–	–	–	–	–	(211)	(211)
At 31 December 2005	5	11	23	(20)	76	6	6,143	6,244

The cumulative amounts of premiums on the acquisition of subsidiary and associated undertakings written off against Group reserves since 1973 is $27 million (2004: $27 million).

Capital reserves represent the exchange difference on redenomination of share capital and share premium from sterling to USD in 2001.

Capital redemption reserve represents the repurchase of preference shares.

Available-for-sale reserve is the fair value movement of financial assets classified as available-for-sale. Gains and losses are deferred to this reserve until such time the underlying asset is sold or matures.

Cash flow hedge reserve is the fair value movement of derivatives that meet the criteria of a cash flow hedge. Gains and losses are deferred to this reserve until such time the underlying hedged item affects profit and loss.

Premises revaluation represents revaluations made prior to the adoption of IFRS by the Group on 1 January 2004.

Translation reserve represents the foreign exchange gains and losses on translation of the net investment of its foreign operations. Gains and losses are deferred to this reserve until such time the underlying foreign operation is disposed. Gains and losses arising from derivatives used as hedges of net investments are netted against the foreign exchange gains and losses on translation of the net investment of its foreign operations.

Retained earnings are the carried forward recognised income and expenses of the Group plus current period recognised income and expenses less dividend distribution, treasury shares and share option expenses.

Own shares held total 14,040,907 at 31 December 2005 (2004: 12,306,768).

A substantial part of the Group's reserves are held in overseas subsidiary undertakings and branches principally to support local operations or to comply with local regulations. The maintenance of local regulatory capital ratios could potentially restrict the amount of reserves which can be remitted. In addition, if these overseas reserves were to be remitted, further unprovided taxation liabilities might arise.

Notes to the Accounts continued

38. Reserves and Retained Earnings continued

Company

	Capital Reserve $million	Capital Redemption Reserve $million	Retained earnings $million	Total $million
At 1 January 2004	5	11	616	632
Recognised income and expenses	–	–	663	663
Dividends	–	–	(630)	(630)
Net own shares adjustment	–	–	52	52
Capitalised on exercise of share options	–	–	(7)	(7)
At 31 December 2004	5	11	694	710
Adoption of IAS 32 and 39	–	–	–	–
Recognised income and expenses	–	–	798	798
	–	–	798	798
Net own shares adjustment	–	–	(73)	(73)
Share option expense and related taxation	–	–	52	52
Dividends net scrip	–	–	(712)	(712)
At 31 December 2005	5	11	759	775

39. Minority Interests

	£200m 2022 Step-Up Notes $million	£300m 8.103% Step-Up Callable Perpetual Trust $million	$300m 7.267% Hybrid Tier-1 Securities $million	Other minority interests $million	Total $million
At 31 December 2004 previously published	–	–	–	964	964
Adoption of IAS 32 and 39	396	598	–	(4)	990
At 1 January 2005	396	598	–	960	1,954
Arising on acquisition	–	–	333	–	333
Appropriation in respect of exchange translation	(43)	(64)	–	(1)	(108)
Other profits attributable to minority interests	26	41	14	52	133
Recognised income and expenses	(17)	(23)	14	51	25
Distributions	(26)	(42)	(11)	(39)	(118)
Reductions	(353)	(533)	–	(857)	(1,743)
At 31 December 2005	–	–	336	115	451

On 30 December 2005, the terms and conditions of the £200 million 2022 Step-Up notes and £300 million Step-Up Callable Perpetual Trust notes were modified with the approval of the Trustees. The effect of the modification is that the notes have been reclassified from minority interests to subordinated liabilities and other borrowed funds at their market value on 30 December 2005.

Following additional investments in the Global Liquidity Fund by third parties, the Group's interest is no longer treated as a subsidiary and the minority interest has been reduced accordingly.

In May 2005, the Group purchased a further 24.97 per cent of Standard Chartered Nakornthon Bank Public Company Thailand, reducing the other minority interest.

40. Share Based Payments

The Group operates a number of share based payment schemes for its directors and employees.

The total charge for the year relating to employee share based payment plans was $78 million (2004: $55 million) of which $64 million (2004: $45 million) relates to equity settled awards and $14 million (2004: $10 million) relates to cash settled awards. After deferred tax, the total charge was $68 million (2004: $48 million).

1997 Restricted Share Scheme
The Group operates a discretionary Restricted Share Scheme for high performing and high potential staff at any level of the organisation whom the Group wish to motivate and retain. Except upon appointment when an executive director may be granted an award of restricted shares, the Restricted Share Scheme is not applicable to executive directors, as it has no performance conditions attached to it. 50 per cent of the award vests two years after the date of grant and the balance after three years. The value of shares awarded in any year to any individual may not exceed two times their base salary.

1997 Supplemental Share Option Scheme (closed)
No awards have been made under this scheme since February 2000 and it is anticipated that no future grants will be made under it except in exceptional circumstances. To be eligible for a grant under this scheme, participants had to retain a personal holding of at least 10,000 shares, purchased at their own expense. Options can only be exercised up to the fifth anniversary of the grant date if, during the performance period:

- The share price over 20 consecutive days exceeds the share price at the date of grant by at least 50 per cent plus RPI; and
- EPS increases by at least 25 per cent plus RPI.

Both conditions must be satisfied within five years of the date of grant. In the event of a change of control, the Committee may deem the EPS target to have been met.

1994 Executive Share Option Scheme (closed)
No awards have been made under this scheme since August 1999 as the scheme was replaced by the 2000 Executive Share Option Scheme. Executive share options to purchase ordinary shares in the Company are exercisable after the third, but before the tenth anniversary of the date of grant. The exercise price is the share price at the date of grant and options can only be exercised if EPS increases by at least 15 per cent over three consecutive years.

2000 Executive Share Option Scheme
The 2000 scheme is designed to be internationally competitive and focus executive directors and their senior management teams on delivering long-term performance. An EPS performance criterion needs to be met before options can be exercised.

Executive share options to purchase ordinary shares in the Company are exercisable after the third, but before the tenth, anniversary of the date of grant. The exercise price per share is the share price at the date of grant and options can normally only be exercised if a performance condition is satisfied.

2001 Performance Share Plan
The Performance Share Plan is designed to be an intrinsic part of total remuneration for the Group's executive directors and for a small number of the group's most senior executives. It is an internationally competitive long-term incentive plan that focuses executives on meeting and exceeding the long-term performance targets of the Group. The performance criteria which need to be met are set out in the Director's Remuneration Report on pages 49 to 61. Awards of nil price options to acquire shares are granted to the director and will normally be exercised between three and ten years after the date of grant if the individual is still employed by the Group. There is provision for earlier exercise in certain limited circumstances.

All Employee Sharesave Schemes
Under the UK and International Sharesave schemes, employees have the choice of opening a three-year or five-year savings contract. Within a period of six months after the third or fifth anniversary, as appropriate employees may purchase ordinary shares in the Company. The price at which they may purchase shares is at a discount of up to 20 per cent on the share price at the date of invitation. There are no performance conditions attached to options granted under the all employee sharesave schemes.

In some countries in which the Group operates it is not possible to operate sharesave schemes, typically because of securities law, regulatory or other similar issues. In these countries the Group offers an equivalent cash-based scheme to its employees.

Notes to the Accounts continued

40. Share Based Payments continued

2000 Executive Share Option Scheme

Valuation

Options are valued using a Binomial option-pricing model. The fair value per option granted and the assumptions used in the calculation are as follows:

Grant Date	2005 14 June	2005 9 March	2004 14 September	2004 4 March
Share price at grant date	£10.395	£9.71	£9.58	£9.355
Exercise price	£10.395	£9.71	£9.58	£9.355
Shares granted	153,839	752,938	230,476	5,440,084
Vesting period (years)	3	3	3	3
Expected volatility (%)	30.9/31.6	30.9/32.3	30.9/35.6	30.9/35.8
Expected option life (years)	10	10	10	10
Risk free rate (%)	4.2/4.6	4.2/4.9	4.2/4.9	4.2/4.8
Expected dividends (yield) (%)	3.5	3.5	3.5	3.5/3.7
Fair value (%)	24.3/32.3	26.5/34.9	28.8/35.6	28.3/36.6

The expected volatility is based on historical volatility over the last five years or five years prior to grant, where two amounts are shown, the first relates to cash settled awards. The expected life is the average expected period to exercise. The risk free rate of return is the yield on zero-coupon UK government bonds of a term consistent with the assumed option life, where two amounts are shown, the first relates to cash settled awards. Where two fair values are quoted, the first relates to the grant date valuation of equity settled awards and the second is 31 December 2005 valuation of the cash settled awards.

A reconciliation of option movements over the year to 31 December 2005 is shown below:

	2005 No. of shares	2005 Weighted average exercise price	2004 No. of shares	2004 Weighted average exercise price
Outstanding at 1 January	30,707,971	£8.00	27,866,978	£7.73
Granted	906,777	£9.83	6,119,426	£9.36
Lapsed	(508,060)	£7.87	(381,612)	£7.56
Exercised	(7,472,028)	£7.99	(2,896,821)	£8.60
Outstanding at 31 December	23,634,660	£8.08	30,707,971	£8.00
Exercisable at 31 December	8,303,114	£8.21	4,763,342	£9.00

Range of exercise price	2005 Weighted average exercise price	2005 No. of shares	2005 Weighted average remaining life: Expected years	2005 Weighted average remaining life: Contractual years	2004 Weighted average exercise price	2004 No. of shares	2004 Weighted average remaining life: Expected years	2004 Weighted average remaining life: Contractual years
£6.905/£10.395	£8.08	23,634,660	5	7	–	–	–	–
£6.905/£9.88	–	–	–	–	£8.00	30,707,971	5	7.6

40. Share Based Payments

The Group operates a number of share based payment schemes for its directors and employees.

The total charge for the year relating to employee share based payment plans was $78 million (2004: $55 million) of which $64 million (2004: $45 million) relates to equity settled awards and $14 million (2004: $10 million) relates to cash settled awards. After deferred tax, the total charge was $68 million (2004: $48 million).

1997 Restricted Share Scheme
The Group operates a discretionary Restricted Share Scheme for high performing and high potential staff at any level of the organisation whom the Group wish to motivate and retain. Except upon appointment when an executive director may be granted an award of restricted shares, the Restricted Share Scheme is not applicable to executive directors, as it has no performance conditions attached to it. 50 per cent of the award vests two years after the date of grant and the balance after three years. The value of shares awarded in any year to any individual may not exceed two times their base salary.

1997 Supplemental Share Option Scheme (closed)
No awards have been made under this scheme since February 2000 and it is anticipated that no future grants will be made under it except in exceptional circumstances. To be eligible for a grant under this scheme, participants had to retain a personal holding of at least 10,000 shares, purchased at their own expense. Options can only be exercised up to the fifth anniversary of the grant date if, during the performance period:

- The share price over 20 consecutive days exceeds the share price at the date of grant by at least 50 per cent plus RPI; and
- EPS increases by at least 25 per cent plus RPI.

Both conditions must be satisfied within five years of the date of grant. In the event of a change of control, the Committee may deem the EPS target to have been met.

1994 Executive Share Option Scheme (closed)
No awards have been made under this scheme since August 1999 as the scheme was replaced by the 2000 Executive Share Option Scheme. Executive share options to purchase ordinary shares in the Company are exercisable after the third, but before the tenth anniversary of the date of grant. The exercise price is the share price at the date of grant and options can only be exercised if EPS increases by at least 15 per cent over three consecutive years.

2000 Executive Share Option Scheme
The 2000 scheme is designed to be internationally competitive and focus executive directors and their senior management teams on delivering long-term performance. An EPS performance criterion needs to be met before options can be exercised.

Executive share options to purchase ordinary shares in the Company are exercisable after the third, but before the tenth, anniversary of the date of grant. The exercise price per share is the share price at the date of grant and options can normally only be exercised if a performance condition is satisfied.

2001 Performance Share Plan
The Performance Share Plan is designed to be an intrinsic part of total remuneration for the Group's executive directors and for a small number of the group's most senior executives. It is an internationally competitive long-term incentive plan that focuses executives on meeting and exceeding the long-term performance targets of the Group. The performance criteria which need to be met are set out in the Director's Remuneration Report on pages 49 to 61. Awards of nil price options to acquire shares are granted to the director and will normally be exercised between three and ten years after the date of grant if the individual is still employed by the Group. There is provision for earlier exercise in certain limited circumstances.

All Employee Sharesave Schemes
Under the UK and International Sharesave schemes, employees have the choice of opening a three-year or five-year savings contract. Within a period of six months after the third or fifth anniversary, as appropriate employees may purchase ordinary shares in the Company. The price at which they may purchase shares is at a discount of up to 20 per cent on the share price at the date of invitation. There are no performance conditions attached to options granted under the all employee sharesave schemes.

In some countries in which the Group operates it is not possible to operate sharesave schemes, typically because of securities law, regulatory or other similar issues. In these countries the Group offers an equivalent cash-based scheme to its employees.

Notes to the Accounts continued

40. Share Based Payments continued

2000 Executive Share Option Scheme

Valuation

Options are valued using a Binomial option-pricing model. The fair value per option granted and the assumptions used in the calculation are as follows:

Grant Date	2005 14 June	2005 9 March	2004 14 September	2004 4 March
Share price at grant date	£10.395	£9.71	£9.58	£9.355
Exercise price	£10.395	£9.71	£9.58	£9.355
Shares granted	153,839	752,938	230,476	5,440,084
Vesting period (years)	3	3	3	3
Expected volatility (%)	30.9/31.6	30.9/32.3	30.9/35.6	30.9/35.8
Expected option life (years)	10	10	10	10
Risk free rate (%)	4.2/4.6	4.2/4.9	4.2/4.9	4.2/4.8
Expected dividends (yield) (%)	3.5	3.5	3.5	3.5/3.7
Fair value (%)	24.3/32.3	26.5/34.9	28.8/35.6	28.3/36.6

The expected volatility is based on historical volatility over the last five years or five years prior to grant, where two amounts are shown, the first relates to cash settled awards. The expected life is the average expected period to exercise. The risk free rate of return is the yield on zero-coupon UK government bonds of a term consistent with the assumed option life, where two amounts are shown, the first relates to cash settled awards. Where two fair values are quoted, the first relates to the grant date valuation of equity settled awards and the second is 31 December 2005 valuation of the cash settled awards.

A reconciliation of option movements over the year to 31 December 2005 is shown below:

	2005 No. of shares	2005 Weighted average exercise price	2004 No. of shares	2004 Weighted average exercise price
Outstanding at 1 January	30,707,971	£8.00	27,866,978	£7.73
Granted	906,777	£9.83	6,119,426	£9.36
Lapsed	(508,060)	£7.87	(381,612)	£7.56
Exercised	(7,472,028)	£7.99	(2,896,821)	£8.60
Outstanding at 31 December	23,634,660	£8.08	30,707,971	£8.00
Exercisable at 31 December	8,303,114	£8.21	4,763,342	£9.00

	2005		Weighted average remaining life:		2004		Weighted average remaining life:	
Range of exercise price	Weighted average exercise price	No. of shares	Expected years	Contractual years	Weighted average exercise price	No. of shares	Expected years	Contractual years
£6.905/£10.395	£8.08	23,634,660	5	7	–	–	–	–
£6.905/£9.88	–	–	–	–	£8.00	30,707,971	5	7.6

40. Share Based Payments continued

2001 Performance Share Plan

Valuation

For awards, the fair value is based on the market value less an adjustment to take into account the expected dividends over the vesting period.

	2005		2004	
Grant Date	20 September	9 March	9 June	4 March
Share price at grant date	£11.89	£9.71	£9.21	£9.355
Shares granted	8,410	1,488,580	171,011	825,920
Vesting period (years)	3	3	3	3
Expected option life (years)	10	10	10	10
Expected dividends (yield) (%)	3.5	3.5/3.7	3.9	3.5/3.9
Fair value (EPS) (%)	90	90	90	90
Fair value (TSR) (%)	39	39	39	39

The expected dividend yield is based on historical dividend yield over the last three years or three years prior to grant. Where two amounts are shown the first relates to cash settled awards. The fair value shown is for both grant date valuation of equity settled awards and 31 December 2005 valuation of the cash settled awards.

A reconciliation of option movements over the year to 31 December 2005 is shown below:

	2005		2004	
	No. of shares	Weighted average exercise price	No. of shares	Weighted average exercise price
Outstanding at 1 January	3,066,957	–	2,633,736	–
Granted	1,505,589	–	1,000,025	–
Lapsed	(199,379)	–	(272,402)	–
Exercised	(453,441)	–	(294,402)	–
Outstanding at 31 December	3,919,726	–	3,066,957	–
Exercisable at 31 December	390,792	–	86,928	–

	2005				2004			
			Weighted average remaining life:				Weighted average remaining life:	
Range of exercise price	Weighted average exercise price	No. of shares	Expected years	Contractual years	Weighted average exercise price	No. of shares	Expected years	Contractual years
n/a	–	3,919,726	–	8.1	–	3,066,957	–	8.2

1997 Restricted Share Scheme

Valuation

For awards, the fair value is based on the market value less an adjustment to take into account the expected dividends over the vesting period.

	2005			2004	
Grant date	20 September	14 June	9 March	14 September	4 March
Share price at grant date	£11.89	£10.395	£9.71	£9.58	£9.355
Shares granted	427,472	36,335	2,431,561	222,976	1,162,789
Vesting period (years)	2/3	2/3	2/3	2/3	2/3
Expected option life (years)	7	7	7	7	7
Expected dividends (yield) (%)	3.5	3.5	3.5	3.5/4	3.5/3.9
Fair value (%)	90	90/92	90/92	90/91	90/91

The expected dividend yield is based on historical dividend yield over the last three years or three years prior to grant, where two amounts are shown, the first relates to cash settled awards. Where two fair values are quoted, the first relates to 31 December 2005 valuation of the cash settled awards and the second relates to the grant date valuation of equity settled awards.

Notes to the Accounts continued

40. Share Based Payments continued

A reconciliation of option movements over the year to 31 December 2005 is shown below:

	2005		2004	
	No. of shares	Weighted average exercise price	No. of shares	Weighted average exercise price
Outstanding at 1 January	5,396,020	–	5,562,480	–
Granted	2,993,901	–	1,603,121	–
Lapsed	(235,377)	–	(278,383)	–
Exercised	(1,744,500)	–	(1,491,198)	–
Outstanding at 31 December	6,410,044	–	5,396,020	–
Exercisable at 31 December	1,613,044	–	1,477,020	–

	2005		Weighted average remaining life:		2004		Weighted average remaining life:	
Range of exercise price	Weighted average exercise price	No. of shares	Expected years	Contractual years	Weighted average exercise price	No. of shares	Expected years	Contractual years
n/a	–	6,410,044	–	4.6	–	5,396,020	–	4.6

2004 UK and International Sharesave

Valuation

Options are valued using a Binomial option-pricing model. The fair value per option granted and the assumptions used in the calculation are as follows:

	2005		2004	
Grant Date	20 September	8 September	14 September	8 September
Share price at grant date	£11.89	£12.25	£9.58	£9.70
Exercise price	£9.87	£9.87	£7.43	£7.43
Shares granted	5,537,252	307,238	1,815,067	232,956
Vesting period (years)	3/5	3/5	3/5	3/5
Expected volatility (%)	21/31	25/31	17/36	33/36
Expected option life (years)	3.33/5.33	3.33/5.33	3.33/5.33	3.33/5.33
Risk free rate (%)	4.2	4.1	4.2/4.9	4.9
Expected dividends (yield) (%)	3.5/3.7	3.5/3.7	3.1/3.9	3.4/3.9
Fair value (%)	24/33	24/31	31/42	31/37

The expected volatility is based on historical volatility over the last three to five years or three to five years prior to grant, where two amounts are shown, the first relates to cash settled awards. The expected life is the average expected period to exercise. The risk free rate of return is the yield on zero-coupon UK government bonds of a term consistent with the assumed option life, where two amounts are quoted, the first relates to equity settled awards. The expected dividends yield is based on historical dividend yield over the last three years or three years prior to grant, where two amounts are shown, the first relates to cash settled awards. Where two fair values are quoted, the first relates to the grant date valuation of equity settled awards and the second is 31 December 2005 valuation of the cash settled awards. All options granted on 8 September 2005 and 8 September 2004 are equity settled awards only.

40. Share Based Payments continued

2001 Performance Share Plan

Valuation

For awards, the fair value is based on the market value less an adjustment to take into account the expected dividends over the vesting period.

	2005		2004	
Grant Date	20 September	9 March	9 June	4 March
Share price at grant date	£11.89	£9.71	£9.21	£9.355
Shares granted	8,410	1,488,580	171,011	825,920
Vesting period (years)	3	3	3	3
Expected option life (years)	10	10	10	10
Expected dividends (yield) (%)	3.5	3.5/3.7	3.9	3.5/3.9
Fair value (EPS) (%)	90	90	90	90
Fair value (TSR) (%)	39	39	39	39

The expected dividend yield is based on historical dividend yield over the last three years or three years prior to grant. Where two amounts are shown the first relates to cash settled awards. The fair value shown is for both grant date valuation of equity settled awards and 31 December 2005 valuation of the cash settled awards.

A reconciliation of option movements over the year to 31 December 2005 is shown below:

	2005		2004	
	No. of shares	Weighted average exercise price	No. of shares	Weighted average exercise price
Outstanding at 1 January	3,066,957	–	2,633,736	–
Granted	1,505,589	–	1,000,025	–
Lapsed	(199,379)	–	(272,402)	–
Exercised	(453,441)	–	(294,402)	–
Outstanding at 31 December	3,919,726	–	3,066,957	–
Exercisable at 31 December	390,792	–	86,928	–

	2005				2004			
			Weighted average remaining life:				Weighted average remaining life:	
Range of exercise price	Weighted average exercise price	No. of shares	Expected years	Contractual years	Weighted average exercise price	No. of shares	Expected years	Contractual years
n/a	–	3,919,726	–	8.1	–	3,066,957	–	8.2

1997 Restricted Share Scheme

Valuation

For awards, the fair value is based on the market value less an adjustment to take into account the expected dividends over the vesting period.

	2005			2004	
Grant date	20 September	14 June	9 March	14 September	4 March
Share price at grant date	£11.89	£10.395	£9.71	£9.58	£9.355
Shares granted	427,472	36,335	2,431,561	222,976	1,162,789
Vesting period (years)	2/3	2/3	2/3	2/3	2/3
Expected option life (years)	7	7	7	7	7
Expected dividends (yield) (%)	3.5	3.5	3.5	3.5/4	3.5/3.9
Fair value (%)	90	90/92	90/92	90/91	90/91

The expected dividend yield is based on historical dividend yield over the last three years or three years prior to grant, where two amounts are shown, the first relates to cash settled awards. Where two fair values are quoted, the first relates to 31 December 2005 valuation of the cash settled awards and the second relates to the grant date valuation of equity settled awards.

Notes to the Accounts continued

40. Share Based Payments continued

A reconciliation of option movements over the year to 31 December 2005 is shown below:

	2005 No. of shares	2005 Weighted average exercise price	2004 No. of shares	2004 Weighted average exercise price
Outstanding at 1 January	5,396,020	–	5,562,480	–
Granted	2,993,901	–	1,603,121	–
Lapsed	(235,377)	–	(278,383)	–
Exercised	(1,744,500)	–	(1,491,198)	–
Outstanding at 31 December	6,410,044	–	5,396,020	–
Exercisable at 31 December	1,613,044	–	1,477,020	–

	2005		Weighted average remaining life:		2004		Weighted average remaining life:	
Range of exercise price	Weighted average exercise price	No. of shares	Expected years	Contractual years	Weighted average exercise price	No. of shares	Expected years	Contractual years
n/a	–	6,410,044	–	4.6	–	5,396,020	–	4.6

2004 UK and International Sharesave

Valuation

Options are valued using a Binomial option-pricing model. The fair value per option granted and the assumptions used in the calculation are as follows:

	2005		2004	
Grant Date	20 September	8 September	14 September	8 September
Share price at grant date	£11.89	£12.25	£9.58	£9.70
Exercise price	£9.87	£9.87	£7.43	£7.43
Shares granted	5,537,252	307,238	1,815,067	232,956
Vesting period (years)	3/5	3/5	3/5	3/5
Expected volatility (%)	21/31	25/31	17/36	33/36
Expected option life (years)	3.33/5.33	3.33/5.33	3.33/5.33	3.33/5.33
Risk free rate (%)	4.2	4.1	4.2/4.9	4.9
Expected dividends (yield) (%)	3.5/3.7	3.5/3.7	3.1/3.9	3.4/3.9
Fair value (%)	24/33	24/31	31/42	31/37

The expected volatility is based on historical volatility over the last three to five years or three to five years prior to grant, where two amounts are shown, the first relates to cash settled awards. The expected life is the average expected period to exercise. The risk free rate of return is the yield on zero-coupon UK government bonds of a term consistent with the assumed option life, where two amounts are quoted, the first relates to equity settled awards. The expected dividends yield is based on historical dividend yield over the last three years or three years prior to grant, where two amounts are shown, the first relates to cash settled awards. Where two fair values are quoted, the first relates to the grant date valuation of equity settled awards and the second is 31 December 2005 valuation of the cash settled awards. All options granted on 8 September 2005 and 8 September 2004 are equity settled awards only.

40. Share Based Payments continued

A reconciliation of option movements over the year to 31 December 2005 is shown below:

	2005		2004	
	No. of shares	Weighted average exercise price	No. of shares	Weighted average exercise price
Outstanding at 1 January	2,375,938	£7.43	–	–
Granted	5,902,540	£9.87	2,432,949	£7.43
Lapsed	(382,193)	£7.80	(57,011)	£7.43
Exercised	(3,772)	£7.43	–	–
Outstanding at 31 December	7,892,513	£9.24	2,375,938	£7.43
Exercisable at 31 December	–	–	–	–

	2005				2004			
			Weighted average remaining life:				Weighted average remaining life:	
Range of exercise price	Weighted average exercise price	No. of shares	Expected years	Contractual years	Weighted average exercise price	No. of shares	Expected years	Contractual years
£7.43/£9.87	£9.24	7,892,513	3.33/5.33	3.6	£7.43	2,375,938	3.33/5.33	3.6

Shares of the Group held for the beneficiaries of the Group's share based payment schemes

Bedell Cristin Trustees Limited is trustee of both the 1995 Employees' Share Ownership Plan Trust ('the 1995 trust'), which is an employee benefit trust used in conjunction with some of the Group's employee share schemes, and the Standard Chartered 2004 Employee Benefit Trust ('the 2004 trust') which is an employee benefit trust used in conjunction with the Group's deferred bonus plan. The trustee has agreed to satisfy a number of awards made under the employee share schemes and the deferred bonus plan through the relevant employee benefit trust. As part of these arrangements Group companies fund, from time to time, the trust to enable the trustee to acquire shares to satisfy these awards.

The 1995 trust has acquired 11,700,000 (31 December 2004: 8,220,000) Standard Chartered PLC shares from the Company which are held in a pool for the benefit of participants under the Group's Restricted Share Scheme, Performance Share Plan and Executive Shares Option Schemes. The purchase of these shares has been fully funded by the Group. At 31 December 2005, the 1995 trust held 13,631,745 (31 December 2004: 12,127,841) shares, of which 11,521,682 (31 December 2004: 11,854,754) have vested unconditionally.

The 2004 trust has acquired, at market value, 422,659 (31 December 2004: 178,926) Standard Chartered PLC shares, which are held in a pool for the benefit of participants under the Group's deferred bonus plan. The purchase of these shares has been fully funded by the Group. At 31 December 2005, the 2004 trust held 409,160 (31 December 2004: 178,926) Standard Chartered PLC shares, of which 7,333 (31 December 2004: nil) have vested unconditionally.

Notes to the Accounts continued

41. Cash and Cash Equivalents

For the purposes of the cash flow statement, cash and cash equivalents comprise the following balances with less than three months maturity from the date of acquisition.

	Group		Company	
	2005 $million	2004 $million	2005 $million	2004 $million
Cash and balances at central banks	8,012	3,961	–	–
Less restricted balances	(4,269)	(1,860)	–	–
Treasury bills and other eligible bills	4,049	3,666	–	–
Loans and advances to banks	17,590	10,292	–	–
Trading securities	9,844	6,053	–	–
Amounts owed by and due to subsidiary undertakings	–	–	1,590	1,603
Total	35,226	22,112	1,590	1,603

42. Capital Commitments

Capital expenditure approved by the directors but not provided for in these accounts amounted to:

	2005 $million	2004 $million
Contracted	5	6
Not contracted	2	2

43. Operating Lease Commitments

	2005		2004	
	Premises $million	Equipment $million	Premises $million	Equipment $million
Commitments under non-cancellable operating leases expiring:				
Within one year	92	4	82	3
Later than one year and less than five years	179	3	153	4
After five years	153	–	77	–
	424	7	312	7

During the year $93 million (2004: $93 million) was recognised as an expense in the income statement in respect of operating leases.

The Group leases various premises and equipment under non-cancellable operating lease agreements. The leases have various terms, escalation clauses and renewal rights.

The total future minimum sublease payments expected to be received under non-cancellable subleases at 31 December 2005 is $17 million (2004: $21 million).

40. Share Based Payments continued

A reconciliation of option movements over the year to 31 December 2005 is shown below:

	2005 No. of shares	2005 Weighted average exercise price	2004 No. of shares	2004 Weighted average exercise price
Outstanding at 1 January	2,375,938	£7.43	–	–
Granted	5,902,540	£9.87	2,432,949	£7.43
Lapsed	(382,193)	£7.80	(57,011)	£7.43
Exercised	(3,772)	£7.43	–	–
Outstanding at 31 December	7,892,513	£9.24	2,375,938	£7.43
Exercisable at 31 December	–	–	–	–

	2005		Weighted average remaining life:		2004		Weighted average remaining life:	
Range of exercise price	Weighted average exercise price	No. of shares	Expected years	Contractual years	Weighted average exercise price	No. of shares	Expected years	Contractual years
£7.43/£9.87	£9.24	7,892,513	3.33/5.33	3.6	£7.43	2,375,938	3.33/5.33	3.6

Shares of the Group held for the beneficiaries of the Group's share based payment schemes

Bedell Cristin Trustees Limited is trustee of both the 1995 Employees' Share Ownership Plan Trust ('the 1995 trust'), which is an employee benefit trust used in conjunction with some of the Group's employee share schemes, and the Standard Chartered 2004 Employee Benefit Trust ('the 2004 trust') which is an employee benefit trust used in conjunction with the Group's deferred bonus plan. The trustee has agreed to satisfy a number of awards made under the employee share schemes and the deferred bonus plan through the relevant employee benefit trust. As part of these arrangements Group companies fund, from time to time, the trust to enable the trustee to acquire shares to satisfy these awards.

The 1995 trust has acquired 11,700,000 (31 December 2004: 8,220,000) Standard Chartered PLC shares from the Company which are held in a pool for the benefit of participants under the Group's Restricted Share Scheme, Performance Share Plan and Executive Shares Option Schemes. The purchase of these shares has been fully funded by the Group. At 31 December 2005, the 1995 trust held 13,631,745 (31 December 2004: 12,127,841) shares, of which 11,521,682 (31 December 2004: 11,854,754) have vested unconditionally.

The 2004 trust has acquired, at market value, 422,659 (31 December 2004: 178,926) Standard Chartered PLC shares, which are held in a pool for the benefit of participants under the Group's deferred bonus plan. The purchase of these shares has been fully funded by the Group. At 31 December 2005, the 2004 trust held 409,160 (31 December 2004: 178,926) Standard Chartered PLC shares, of which 7,333 (31 December 2004: nil) have vested unconditionally.

Notes to the Accounts continued

41. Cash and Cash Equivalents

For the purposes of the cash flow statement, cash and cash equivalents comprise the following balances with less than three months maturity from the date of acquisition.

	Group		Company	
	2005 $million	2004 $million	2005 $million	2004 $million
Cash and balances at central banks	8,012	3,961	–	–
Less restricted balances	(4,269)	(1,860)	–	–
Treasury bills and other eligible bills	4,049	3,666	–	–
Loans and advances to banks	17,590	10,292	–	–
Trading securities	9,844	6,053	–	–
Amounts owed by and due to subsidiary undertakings	–	–	1,590	1,603
Total	35,226	22,112	1,590	1,603

42. Capital Commitments

Capital expenditure approved by the directors but not provided for in these accounts amounted to:

	2005 $million	2004 $million
Contracted	5	6
Not contracted	2	2

43. Operating Lease Commitments

	2005		2004	
	Premises $million	Equipment $million	Premises $million	Equipment $million
Commitments under non-cancellable operating leases expiring:				
Within one year	92	4	82	3
Later than one year and less than five years	179	3	153	4
After five years	153	–	77	–
	424	7	312	7

During the year $93 million (2004: $93 million) was recognised as an expense in the income statement in respect of operating leases.

The Group leases various premises and equipment under non-cancellable operating lease agreements. The leases have various terms, escalation clauses and renewal rights.

The total future minimum sublease payments expected to be received under non-cancellable subleases at 31 December 2005 is $17 million (2004: $21 million).

44. Contingent Liabilities and Commitments

The table below shows the contract or underlying principal amounts, credit equivalent amounts and risk weighted amounts of unmatured off-balance sheet transactions at the balance sheet date. The contract or underlying principal amounts indicate the volume of business outstanding and do not represent amounts at risk.

The credit equivalent and risk weighted amounts have been calculated in accordance with the Financial Services Authority guidelines implementing the Basel Accord on capital adequacy, after taking account of collateral and guarantees received.

	2005			2004		
	Contract or underlying principal amount $million	Credit equivalent amount $million	Risk weighted amount $million	Contract or underlying principal amount $million	Credit equivalent amount $million	Risk weighted amount $million
Contingent liabilities						
Acceptances and endorsements*	–	–	–	976	976	842
Guarantees and irrevocable letters of credit	15,952	11,106	7,704	15,942	9,976	8,146
Other contingent liabilities	6,295	5,134	2,995	3,139	2,414	1,221
	22,247	16,240	10,699	20,057	13,366	10,209
Commitments						
Documentary credits and short term trade-related transactions	3,730	746	572	2,924	585	494
Forward asset purchases and forward deposits placed	141	141	28	54	54	11
Undrawn formal standby facilities, credit lines and other commitments to lend:						
One year and over	11,128	5,564	3,956	9,140	4,570	4,133
Less than one year	18,690	–	–	8,903	–	–
Unconditionally cancellable	28,705	–	–	25,933	–	–
	62,394	6,451	4,556	46,954	5,209	4,638

* Acceptances and endorsements are recorded on balance sheet with the adoption of IAS 39.

45. Repurchase and Reverse Repurchase Agreements

The Group enters into collateralised reverse repurchase and repurchase agreements as part of credit and funding arrangements.

Balance sheet assets

	2005	2004
	Reverse repurchase agreements $million	Reverse repurchase agreements $million
Banks	1,267	924
Customers	185	139
	1,452	1,063

Balance sheet liabilities

	2005	2004
	Repurchase agreements $million	Repurchase agreements $million
Banks	961	1,203
Customers	964	1,001
	1,925	2,204

Notes to the Accounts continued

45. Repurchase and Reverse Repurchase Agreements continued

Under reverse repurchase and securities borrowing arrangements, the Group obtains securities on terms which permit it to repledge or resell the securities to others. Amounts on such terms are:

	2005 $million	2004 $million
Securities and collateral which can be repledged or sold (at fair value)	1,434	1,014
Thereof repledged/transferred to others for financing activities or to satisfy commitments under short sale transactions (at fair value)	629	

46. Interest Rate Risk

This table shows the extent to which the Group's interest rate exposures on assets and liabilities are matched but does not take into account the currency of the exposure or the effect of interest rate options used by the Group to hedge these exposures. The Group and Company uses derivatives to manage effective interest rates whether or not hedge accounting is achieved. In particular they use interest rate swaps to exchange fixed rates of interest for floating rates of interest.

Items are allocated to time bands by reference to the earlier of the next contractual interest rate repricing date and maturity date.

The risk section of the Financial Review on pages 28 to 36 explains the Group's and Company's risk management with respect to asset and liability management and is incorporated in these financial statements accordingly.

The 2004 table is in accordance with UK GAAP.

	2005							
	Effective interest rates %	Three months or less $million	Between three months and six months $million	Between six months and one year $million	Between one year and five years $million	More than five years $million	Non-interest bearing $million	Total $million
Assets								
Cash and balances at central banks	1.2%	841	–	–	–	–	7,171	8,012
Derivative financial instruments	N/A	3,541	827	917	1,989	1,144	952	9,370
Loans and advances to banks*	3.3%	17,974	1,082	880	664	82	2,277	22,959
Loans and advances to customers*	6.1%	84,355	8,634	5,790	8,406	5,254	(262)	112,177
Investment securities*	4.0%	13,388	12,534	7,605	8,253	3,769	1,003	46,552
Other assets	N/A	894	–	–	87	–	15,045	16,026
Total assets	5.1%	120,993	23,077	15,192	19,399	10,249	26,186	215,096
Liabilities								
Deposits by banks*	2.9%	12,587	4,611	825	570	459	1,221	20,273
Customer accounts*	2.6%	91,216	5,644	6,391	1,697	2,918	13,073	120,939
Derivative financial instruments	N/A	4,095	936	1,111	2,194	927	601	9,864
Debt securities in issue*	3.1%	9,348	6,870	6,671	4,003	522	–	27,414
Other liabilities	N/A	1,222	–	32	251	109	12,310	13,924
Subordinated liabilities and other borrowed funds*	4.8%	–	–	142	2,345	7,862	–	10,349
Total liabilities	2.9%	118,468	18,061	15,172	11,060	12,797	27,205	202,763
Off balance sheet items		514	156	(669)	(391)	–	–	–
Interest rate sensitivity gap		3,039	5,172	(649)	7,948	(2,548)	(1,019)	12,333
Cumulative gap		3,039	8,211	7,562	15,510	12,962	11,943	

* Includes balances subject to fixed rates of interest. Financial assets and liabilities with fixed interest total $49,370 million (2004: $33,908 million) and $16,283 million (2004: $9,725 million) respectively.

44. Contingent Liabilities and Commitments

The table below shows the contract or underlying principal amounts, credit equivalent amounts and risk weighted amounts of unmatured off-balance sheet transactions at the balance sheet date. The contract or underlying principal amounts indicate the volume of business outstanding and do not represent amounts at risk.

The credit equivalent and risk weighted amounts have been calculated in accordance with the Financial Services Authority guidelines implementing the Basel Accord on capital adequacy, after taking account of collateral and guarantees received.

	2005			2004		
	Contract or underlying principal amount $million	Credit equivalent amount $million	Risk weighted amount $million	Contract or underlying principal amount $million	Credit equivalent amount $million	Risk weighted amount $million
Contingent liabilities						
Acceptances and endorsements*	–	–	–	976	976	842
Guarantees and irrevocable letters of credit	15,952	11,106	7,704	15,942	9,976	8,146
Other contingent liabilities	6,295	5,134	2,995	3,139	2,414	1,221
	22,247	16,240	10,699	20,057	13,366	10,209
Commitments						
Documentary credits and short term trade-related transactions	3,730	746	572	2,924	585	494
Forward asset purchases and forward deposits placed	141	141	28	54	54	11
Undrawn formal standby facilities, credit lines and other commitments to lend:						
One year and over	11,128	5,564	3,956	9,140	4,570	4,133
Less than one year	18,690	–	–	8,903	–	–
Unconditionally cancellable	28,705	–	–	25,933	–	–
	62,394	6,451	4,556	46,954	5,209	4,638

* Acceptances and endorsements are recorded on balance sheet with the adoption of IAS 39.

45. Repurchase and Reverse Repurchase Agreements

The Group enters into collateralised reverse repurchase and repurchase agreements as part of credit and funding arrangements.

Balance sheet assets

	2005	2004
	Reverse repurchase agreements $million	Reverse repurchase agreements $million
Banks	1,267	924
Customers	185	139
	1,452	1,063

Balance sheet liabilities

	2005	2004
	Repurchase agreements $million	Repurchase agreements $million
Banks	961	1,203
Customers	964	1,001
	1,925	2,204

Notes to the Accounts continued

45. Repurchase and Reverse Repurchase Agreements continued

Under reverse repurchase and securities borrowing arrangements, the Group obtains securities on terms which permit it to repledge or resell the securities to others. Amounts on such terms are:

	2005 $million	2004 $million
Securities and collateral which can be repledged or sold (at fair value)	1,434	1,014
Thereof repledged/transferred to others for financing activities or to satisfy commitments under short sale transactions (at fair value)	629	

46. Interest Rate Risk

This table shows the extent to which the Group's interest rate exposures on assets and liabilities are matched but does not take into account the currency of the exposure or the effect of interest rate options used by the Group to hedge these exposures. The Group and Company uses derivatives to manage effective interest rates whether or not hedge accounting is achieved. In particular they use interest rate swaps to exchange fixed rates of interest for floating rates of interest.

Items are allocated to time bands by reference to the earlier of the next contractual interest rate repricing date and maturity date.

The risk section of the Financial Review on pages 28 to 36 explains the Group's and Company's risk management with respect to asset and liability management and is incorporated in these financial statements accordingly.

The 2004 table is in accordance with UK GAAP.

	2005							
	Effective interest rates %	Three months or less $million	Between three months and six months $million	Between six months and one year $million	Between one year and five years $million	More than five years $million	Non-interest bearing $million	Total $million
Assets								
Cash and balances at central banks	1.2%	841	–	–	–	–	7,171	8,012
Derivative financial instruments	N/A	3,541	827	917	1,989	1,144	952	9,370
Loans and advances to banks*	3.3%	17,974	1,082	880	664	82	2,277	22,959
Loans and advances to customers*	6.1%	84,355	8,634	5,790	8,406	5,254	(262)	112,177
Investment securities*	4.0%	13,388	12,534	7,605	8,253	3,769	1,003	46,552
Other assets	N/A	894	–	–	87	–	15,045	16,026
Total assets	5.1%	120,993	23,077	15,192	19,399	10,249	26,186	215,096
Liabilities								
Deposits by banks*	2.9%	12,587	4,611	825	570	459	1,221	20,273
Customer accounts*	2.6%	91,216	5,644	6,391	1,697	2,918	13,073	120,939
Derivative financial instruments	N/A	4,095	936	1,111	2,194	927	601	9,864
Debt securities in issue*	3.1%	9,348	6,870	6,671	4,003	522	–	27,414
Other liabilities	N/A	1,222	–	32	251	109	12,310	13,924
Subordinated liabilities and other borrowed funds*	4.8%	–	–	142	2,345	7,862	–	10,349
Total liabilities	2.9%	118,468	18,061	15,172	11,060	12,797	27,205	202,763
Off balance sheet items		514	156	(669)	(391)	–	–	–
Interest rate sensitivity gap		3,039	5,172	(649)	7,948	(2,548)	(1,019)	12,333
Cumulative gap		3,039	8,211	7,562	15,510	12,962	11,943	

* Includes balances subject to fixed rates of interest. Financial assets and liabilities with fixed interest total $49,370 million (2004: $33,908 million) and $16,283 million (2004: $9,725 million) respectively.

46. Interest Rate Risk continued

	2004							
	Effective interest rates %	Three months or less $million	Between three months and six months $million	Between six months and one year $million	Between one year and five years $million	More than five years $million	Non-interest bearing $million	Total $million
Assets								
Cash and balances at central banks	1.4%	545	–	–	2	–	3,413	3,960
Loans and advances to banks	2.6%	9,998	2,934	1,171	2,540	153	586	17,382
Loans and advances to customers	5.4%	51,931	8,412	3,062	5,754	3,216	(216)	72,159
Investment securities	3.7%	16,232	4,753	6,321	7,462	1,772	980	37,520
Other assets	N/A	4,933	1,481	1,526	2,161	1,150	4,852	16,103
Total assets	4.5%	83,639	17,580	12,080	17,919	6,291	9,615	147,124
Liabilities								
Deposits by banks	2.4%	10,456	2,533	1,137	909	–	779	15,814
Customer accounts	1.5%	67,012	2,774	2,791	1,095	48	11,738	85,458
Debt securities in issue	1.7%	5,450	1,540	1,729	2,654	254	–	11,627
Other liabilities	N/A	5,055	1,405	1,445	2,180	1,610	5,693	17,388
Subordinated liabilities and other borrowed funds	6.1%	786	–	–	1,305	4,677	–	6,768
Total liabilities	2.0%	88,759	8,252	7,102	8,143	6,589	18,210	137,055
Off balance sheet items		495	102	(176)	(352)	(69)	–	–
Interest rate sensitivity gap		(4,625)	9,430	4,802	9,424	(367)	(8,595)	10,069
Cumulative gap		(4,625)	4,805	9,607	19,031	18,664	10,069	

The Company incurs interest rate risk on its subordinated liabilities and other borrowings. $1,558 million (2004: $1,588 million) is at floating rates maturing over five years. $343 million (2004: $nil) is fixed rate maturing over five years. The effective yield is 4.8 per cent (2004: 2.3 per cent).

Notes to the Accounts continued

47. Liquidity Risk

This table analyses assets and liabilities into relevant maturity groupings based on the remaining period at balance sheet date to the contractual maturity date. Contractual maturities do not necessarily reflect actual repayments or cash flow.

The risk section of the Financial Review on pages 28 to 36 explains the Group's and Company's risk management with respect to asset and liability management and is incorporated in these financial statements accordingly.

	2005				
	Three months or less $million	Between three months and one year $million	Between one year and five years $million	More than five years $million	Total $million
Assets					
Cash and balances at central banks	4,372	–	23	3,617	8,012
Derivative financial instruments	3,668	2,055	1,960	1,687	9,370
Loans and advances to banks	18,090	2,623	2,164	82	22,959
Loans and advances to customers	31,770	20,303	23,196	36,908	112,177
Investment securities	14,764	13,818	13,177	4,793	46,552
Other assets	2,295	360	690	12,681	16,026
Total assets	74,959	39,159	41,210	59,768	215,096
Liabilities					
Deposits by banks	16,597	2,740	879	57	20,273
Customer accounts	103,289	14,451	2,371	828	120,939
Derivative financial instruments	4,290	2,365	2,810	399	9,864
Debt securities in issue	7,246	14,168	5,064	936	27,414
Other liabilities	1,919	587	732	10,686	13,924
Subordinated liabilities and other borrowed funds	–	–	2,741	7,608	10,349
Total liabilities	133,341	34,311	14,597	20,514	202,763
Net liquidity gap	(58,382)	4,848	26,613	39,254	12,333

	2004				
	Three months or less $million	Between three months and six months $million	Between one year and five years $million	More than five years $million	Total $million
Total assets	42,203	25,405	11,429	68,087	147,124
Total liabilities	96,036	9,911	6,763	24,345	137,055
Net liquidity gap	(53,833)	15,494	4,666	43,742	10,069

The Company has financial liabilities of $1,893 million (2004: $1,588 million) maturing in five years or more.

46. Interest Rate Risk continued

	2004							
	Effective interest rates %	Three months or less $million	Between three months and six months $million	Between six months and one year $million	Between one year and five years $million	More than five years $million	Non-interest bearing $million	Total $million
Assets								
Cash and balances at central banks	1.4%	545	–	–	2	–	3,413	3,960
Loans and advances to banks	2.6%	9,998	2,934	1,171	2,540	153	586	17,382
Loans and advances to customers	5.4%	51,931	8,412	3,062	5,754	3,216	(216)	72,159
Investment securities	3.7%	16,232	4,753	6,321	7,462	1,772	980	37,520
Other assets	N/A	4,933	1,481	1,526	2,161	1,150	4,852	16,103
Total assets	4.5%	83,639	17,580	12,080	17,919	6,291	9,615	147,124
Liabilities								
Deposits by banks	2.4%	10,456	2,533	1,137	909	–	779	15,814
Customer accounts	1.5%	67,012	2,774	2,791	1,095	48	11,738	85,458
Debt securities in issue	1.7%	5,450	1,540	1,729	2,654	254	–	11,627
Other liabilities	N/A	5,055	1,405	1,445	2,180	1,610	5,693	17,388
Subordinated liabilities and other borrowed funds	6.1%	786	–	–	1,305	4,677	–	6,768
Total liabilities	2.0%	88,759	8,252	7,102	8,143	6,589	18,210	137,055
Off balance sheet items		495	102	(176)	(352)	(69)	–	–
Interest rate sensitivity gap		(4,625)	9,430	4,802	9,424	(367)	(8,595)	10,069
Cumulative gap		(4,625)	4,805	9,607	19,031	18,664	10,069	

The Company incurs interest rate risk on its subordinated liabilities and other borrowings. $1,558 million (2004: $1,588 million) is at floating rates maturing over five years. $343 million (2004: $nil) is fixed rate maturing over five years. The effective yield is 4.8 per cent (2004: 2.3 per cent).

Notes to the Accounts continued

47. Liquidity Risk

This table analyses assets and liabilities into relevant maturity groupings based on the remaining period at balance sheet date to the contractual maturity date. Contractual maturities do not necessarily reflect actual repayments or cash flow.

The risk section of the Financial Review on pages 28 to 36 explains the Group's and Company's risk management with respect to asset and liability management and is incorporated in these financial statements accordingly.

	2005				
	Three months or less $million	Between three months and one year $million	Between one year and five years $million	More than five years $million	Total $million
Assets					
Cash and balances at central banks	4,372	–	23	3,617	8,012
Derivative financial instruments	3,668	2,055	1,960	1,687	9,370
Loans and advances to banks	18,090	2,623	2,164	82	22,959
Loans and advances to customers	31,770	20,303	23,196	36,908	112,177
Investment securities	14,764	13,818	13,177	4,793	46,552
Other assets	2,295	360	690	12,681	16,026
Total assets	74,959	39,159	41,210	59,768	215,096
Liabilities					
Deposits by banks	16,597	2,740	879	57	20,273
Customer accounts	103,289	14,451	2,371	828	120,939
Derivative financial instruments	4,290	2,365	2,810	399	9,864
Debt securities in issue	7,246	14,168	5,064	936	27,414
Other liabilities	1,919	587	732	10,686	13,924
Subordinated liabilities and other borrowed funds	–	–	2,741	7,608	10,349
Total liabilities	133,341	34,311	14,597	20,514	202,763
Net liquidity gap	(58,382)	4,848	26,613	39,254	12,333

	2004				
	Three months or less $million	Between three months and six months $million	Between one year and five years $million	More than five years $million	Total $million
Total assets	42,203	25,405	11,429	68,087	147,124
Total liabilities	96,036	9,911	6,763	24,345	137,055
Net liquidity gap	(53,833)	15,494	4,666	43,742	10,069

The Company has financial liabilities of $1,893 million (2004: $1,588 million) maturing in five years or more.

48. Currency Risk

This table shows the extent to which the Group's exposure to foreign currency risk at 31 December 2005.

The risk section of the Financial Review on pages 28 to 36 explains the Group's and Company's risk management with respect to asset and liability management and is incorporated in these financial statements accordingly.

	2005 (million)								
	US dollar	HK dollar	Korean won	Singapore dollar	Malaysian ringgit	Indian rupee	British pound	Other currencies	Total
Total assets	52,970	31,890	55,801	13,801	7,880	8,535	6,606	37,613	215,096
Total liabilities	52,780	28,902	51,689	12,691	7,324	7,416	6,837	35,124	202,763
Net position	190	2,988	4,112	1,110	556	1,119	(231)	2,489	12,333

	2004 (million)								
	US dollar	HK dollar	Korean won	Singapore dollar	Malaysian ringgit	Indian rupee	British pound	Other currencies	Total
Total assets	34,945	30,694	2,995	14,877	7,409	7,205	4,370	44,629	147,124
Total liabilities	35,602	27,170	2,858	13,773	6,672	6,174	4,379	40,427	137,055
Net position	(657)	3,524	137	1,104	737	1,031	(9)	4,202	10,069

The Company's assets and liabilities are predominately in US dollars. It has assets of $254 million (2004: $326 million) and liabilities of $282 million (2004: $477 million) other than US dollars.

Group's structural currency exposures for 2004 under UK GAAP were:

	Net investments in overseas units $ million	Borrowing in functional currency of units being hedged $million	Structural currency exposure $million
Hong Kong dollar	2,920		2,920
Singapore dollar	1,080		1,080
British pound	952	(952)	–
Indian rupee	650		650
Malaysia ringgit	509		509
Other non US dollar	1,742		1,742
	7,853	(952)	6,901

Structural currency exposures for 2004 relate to net investments in non US dollar units.

The Group's main operations in non US dollar units were Asia, Africa, India and the United Kingdom. The main operating (or 'functional') currencies of its overseas business units therefore include Hong Kong dollar, Malaysian ringgit, Singapore dollar, Indian rupee and British pound. The Group prepares its consolidated financial statements in US dollars, and the Group's consolidated balance sheet is affected by movements in the exchange rates between functional currencies and US dollars.

In 2005, the major changes were the elimination of British pound structural exposure and an increase in the Korean won subsequent to the acquisition of SCFB. These currency exposures are referred to as structural. Translation gains and losses arising from these exposures are recognised in the Consolidated Statement of Recognised Income and Expenses.

The risk section of the Financial Review on pages 28 to 36 explains the risk management with respect to the Group's hedging policies.

Notes to the Accounts continued

49. Fair Value of Financial Assets and Liabilities

The following table summarises the carrying amounts and fair values of those financial assets and liabilities not presented on the Group's balance sheet at fair value.

	2005 Book amount $million	2005 Fair value $million
Assets		
Cash and balances at central banks	8,012	8,012
Loans and advances to banks	21,671	21,671
Loans and advances to customers	111,686	111,863
Investment securities – held to maturity	1,479	1,470
Liabilities		
Deposits by banks	18,834	18,834
Customer accounts	119,931	119,922
Debt securities in issue	25,913	25,883
Subordinated liabilities and other borrowed funds	10,349	10,543

	2004 Book amount $million	2004 Fair value $million
Treasury bills and other eligible bills – investment	4,189	4,188
Debt securities and other fixed income securities	24,709	24,740
Equity shares and other variable yield investments	253	295
Derivative assets – non-trading book	–	50
Derivative liabilities – non-trading book	–	37
Financial liabilities	12,013	11,833

The following sets out the Group's basis of establishing fair values of the financial instruments shown above and derivatives and available-for-sale assets presented in notes 13,15,16,17 and 21.

Cash and balances at central banks
The fair value of cash and balances at central banks is their carrying amounts.

Loans and advances to banks
The fair value of floating rate placements and overnight deposits is their carrying amounts. The estimated fair value of fixed interest bearing deposits is based on discounted cash flows using the prevailing money-market rates for debts with a similar credit risk and remaining maturity.

Loans and advances to customers
Loans and advances are net of provisions for impairment. The estimated fair value of loans and advances represents the discounted amount of estimated future cash flows expected to be received. Expected cash flows are discounted at current market rates to determine fair value.

Investment securities
Investment securities, including debt and equity securities, with observable market prices are fair valued using that information. Equity instruments held that do not have observable market data are presented at cost. Debt securities that do not have observable market data are fair valued by either discounting cash flows using the prevailing market rates for debts with a similar credit risk and remaining maturity or using quoted market prices for securities with similar credit, maturity and yield characteristics.

Deposits and borrowings
The estimated fair value of deposits with no stated maturity is the amount repayable on demand. The estimated fair value of fixed interest bearing deposits and other borrowings without quoted market price is based on discounting cash flows using the prevailing market rates for debts with a similar credit risk and remaining maturity.

Debt securities in issue, subordinated liabilities and other borrowed funds
The aggregate fair values are calculated based on quoted market prices. For those notes where quoted market prices are not available, a discounted cash flow model is used based on a current yield curve appropriate for the remaining term to maturity.

Derivatives
Forward exchange contracts are either marked to market using listed market prices or by discounting the contractual forward price and deducting the current spot rate. For interest rate swaps broker quotes are used. Those quotes are back tested using pricing models or discounted cash flow techniques.

Where discounted cash flow techniques are used, estimated future cash flows are based on management's best estimates and the discount rate is a market related rate for a similar instrument at the balance sheet date. Where other pricing models are used, inputs are based on market related data at the balance sheet date.

48. Currency Risk

This table shows the extent to which the Group's exposure to foreign currency risk at 31 December 2005.

The risk section of the Financial Review on pages 28 to 36 explains the Group's and Company's risk management with respect to asset and liability management and is incorporated in these financial statements accordingly.

	2005 (million)								
	US dollar	HK dollar	Korean won	Singapore dollar	Malaysian ringgit	Indian rupee	British pound	Other currencies	Total
Total assets	52,970	31,890	55,801	13,801	7,880	8,535	6,606	37,613	215,096
Total liabilities	52,780	28,902	51,689	12,691	7,324	7,416	6,837	35,124	202,763
Net position	190	2,988	4,112	1,110	556	1,119	(231)	2,489	12,333

	2004 (million)								
	US dollar	HK dollar	Korean won	Singapore dollar	Malaysian ringgit	Indian rupee	British pound	Other currencies	Total
Total assets	34,945	30,694	2,995	14,877	7,409	7,205	4,370	44,629	147,124
Total liabilities	35,602	27,170	2,858	13,773	6,672	6,174	4,379	40,427	137,055
Net position	(657)	3,524	137	1,104	737	1,031	(9)	4,202	10,069

The Company's assets and liabilities are predominately in US dollars. It has assets of $254 million (2004: $326 million) and liabilities of $282 million (2004: $477 million) other than US dollars.

Group's structural currency exposures for 2004 under UK GAAP were:

	Net investments in overseas units $ million	Borrowing in functional currency of units being hedged $million	Structural currency exposure $million
Hong Kong dollar	2,920		2,920
Singapore dollar	1,080		1,080
British pound	952	(952)	–
Indian rupee	650		650
Malaysia ringgit	509		509
Other non US dollar	1,742		1,742
	7,853	(952)	6,901

Structural currency exposures for 2004 relate to net investments in non US dollar units.

The Group's main operations in non US dollar units were Asia, Africa, India and the United Kingdom. The main operating (or 'functional') currencies of its overseas business units therefore include Hong Kong dollar, Malaysian ringgit, Singapore dollar, Indian rupee and British pound. The Group prepares its consolidated financial statements in US dollars, and the Group's consolidated balance sheet is affected by movements in the exchange rates between functional currencies and US dollars.

In 2005, the major changes were the elimination of British pound structural exposure and an increase in the Korean won subsequent to the acquisition of SCFB. These currency exposures are referred to as structural. Translation gains and losses arising from these exposures are recognised in the Consolidated Statement of Recognised Income and Expenses.

The risk section of the Financial Review on pages 28 to 36 explains the risk management with respect to the Group's hedging policies.

Notes to the Accounts continued

49. Fair Value of Financial Assets and Liabilities

The following table summarises the carrying amounts and fair values of those financial assets and liabilities not presented on the Group's balance sheet at fair value.

	2005	
	Book amount $million	Fair value $million
Assets		
Cash and balances at central banks	8,012	8,012
Loans and advances to banks	21,671	21,671
Loans and advances to customers	111,686	111,863
Investment securities – held to maturity	1,479	1,470
Liabilities		
Deposits by banks	18,834	18,834
Customer accounts	119,931	119,922
Debt securities in issue	25,913	25,883
Subordinated liabilities and other borrowed funds	10,349	10,543

	2004	
	Book amount $million	Fair value $million
Treasury bills and other eligible bills – investment	4,189	4,188
Debt securities and other fixed income securities	24,709	24,740
Equity shares and other variable yield investments	253	295
Derivative assets – non-trading book	–	50
Derivative liabilities – non-trading book	–	37
Financial liabilities	12,013	11,833

The following sets out the Group's basis of establishing fair values of the financial instruments shown above and derivatives and available-for-sale assets presented in notes 13,15,16,17 and 21.

Cash and balances at central banks
The fair value of cash and balances at central banks is their carrying amounts.

Loans and advances to banks
The fair value of floating rate placements and overnight deposits is their carrying amounts. The estimated fair value of fixed interest bearing deposits is based on discounted cash flows using the prevailing money-market rates for debts with a similar credit risk and remaining maturity.

Loans and advances to customers
Loans and advances are net of provisions for impairment. The estimated fair value of loans and advances represents the discounted amount of estimated future cash flows expected to be received. Expected cash flows are discounted at current market rates to determine fair value.

Investment securities
Investment securities, including debt and equity securities, with observable market prices are fair valued using that information. Equity instruments held that do not have observable market data are presented at cost. Debt securities that do not have observable market data are fair valued by either discounting cash flows using the prevailing market rates for debts with a similar credit risk and remaining maturity or using quoted market prices for securities with similar credit, maturity and yield characteristics.

Deposits and borrowings
The estimated fair value of deposits with no stated maturity is the amount repayable on demand. The estimated fair value of fixed interest bearing deposits and other borrowings without quoted market price is based on discounting cash flows using the prevailing market rates for debts with a similar credit risk and remaining maturity.

Debt securities in issue, subordinated liabilities and other borrowed funds
The aggregate fair values are calculated based on quoted market prices. For those notes where quoted market prices are not available, a discounted cash flow model is used based on a current yield curve appropriate for the remaining term to maturity.

Derivatives
Forward exchange contracts are either marked to market using listed market prices or by discounting the contractual forward price and deducting the current spot rate. For interest rate swaps broker quotes are used. Those quotes are back tested using pricing models or discounted cash flow techniques.

Where discounted cash flow techniques are used, estimated future cash flows are based on management's best estimates and the discount rate is a market related rate for a similar instrument at the balance sheet date. Where other pricing models are used, inputs are based on market related data at the balance sheet date.

50. Market Risk

Trading book

	2005				2004			
	Average $million	High $million	Low $million	Actual $million	Average $million	High $million	Low $million	Actual $million
Daily value at risk:								
Interest rate risk	4.0	5.5	3.1	3.9	3.3	4.4	2.2	3.4
Foreign exchange risk	1.5	2.8	1.0	1.1	2.4	4.5	1.2	3.0
Total	4.3	5.9	3.3	3.9	4.2	6.0	3.1	5.1

This note should be read in conjunction with the market risk section of the Financial Review on page 35 which explains the Group's market risk management and is incorporated in these financial statements accordingly.

The Group measures the risk of losses arising from future potential adverse movements in interest and exchange rates, prices and volatilities using a VaR methodology. The Group uses historic simulation as its VaR methodology.

The total Group Trading book VaR shown in the table above is not a sum of the interest rate and exchange rate risks due to offset. The highest and lowest VaR are independent and could have occurred on different days.

VaR is calculated for expected movements over a minimum of one business day and to a confidence level of 97.5 per cent. This confidence level suggests that potential daily losses, in excess of the VaR measure, are likely to be experienced six times per year.

The historic simulation method is used with an observation period of one year and involves the revaluation of all unmatured contracts to reflect the effect of historically observed changes in market risk factors on the valuation of the current portfolio.

The Group recognises that there are limitations to the VaR methodology. These limitations include the fact that the historic data may not be the best proxy for future price movements, either because the observation period does not include representative price movements or, in some cases, because of incomplete market data.

The Group performs regular back-testing, where actual profits and losses are compared with VaR estimates to track the statistical validity of the VaR Model.

VaR is calculated as the Group's exposure as at the close of business, London time. Intra-day risk levels may vary from those reported at the end of the day.

Losses beyond the confidence interval are not captured by a VaR calculation, which therefore gives no indication of the size of unexpected losses in these situations. To manage the risk arising from events, which the VaR methodology does not capture, the Group regularly stress tests its main market risk exposures. Stress testing involves valuing portfolios at prices, which assume extreme changes in risk factors beyond the range of normal experience. Positions that would give rise to potentially significant losses under a low probability stress event are reviewed by the GRC.

Notes to the Accounts continued

51. Related Party Transactions

Directors and officers
Directors' emoluments
Details of directors' pay and benefits and interests in shares are disclosed in the directors' remuneration report on pages 49 to 61.

IAS 24 'Related party disclosures' requires the following additional information for key management compensation. Key management comprises members of the Group Management Committee, which includes all executive directors.

	2005 $million	2004 $million
Salaries, allowances and benefits in kind	13	11
Pension contributions	1	1
Bonuses paid or receivable	17	14
Share based payments	12	11
	43	37

Transactions with directors, officers and others
At 31 December 2005, the total amounts to be disclosed under the Companies Act 1985 (the Act) and the Listing Rules of the Stock Exchange of Hong Kong about loans to directors and officers were as follows:

	2005		2004	
	Number	$000	Number	$000
Directors	2	22	–	–
Officers*	2	261	2	260

* For this disclosure, the term 'officers' means the members of the Group Management Committee, other than those who are directors of Standard Chartered PLC, and the company secretary.

On 27 August 2004, Standard Chartered Links (HK) Limited, a wholly owned subsidiary of Standard Chartered PLC, completed the acquisition of the entire issued share capital of Advantage Limited from Goland Investment Limited, Winsgreat Limited (a wholly owned subsidiary of Sun Hung Kai Properties Limited ('SHK')) and Warshall Holdings Limited.

Mr Raymond Kwok, one of the directors of Standard Chartered Bank (Hong Kong) Limited (a wholly owned subsidiary of Standard Chartered PLC), is deemed to be interested (within the meaning of the Hong Kong Securities and Futures Ordinance) in 44.96 per cent of the shares in SHK, which in turn owns all the shares in Winsgreat Limited. Accordingly, Winsgreat is an associate of Mr Kwok and the acquisition of Winsgreat's shares in Advantage Limited is a connected transaction for Standard Chartered PLC.

On 16 December 2005, Standard Chartered Bank created a charge over $11 million of cash assets in favour of the independent trustees of its employer financed retirement benefit schemes.

There were no other transactions, arrangements or agreements outstanding for any director, connected person or officer of the Company which have to be disclosed under the Act, the rules of the UK Listing Authority or the Listing Rules of the Stock Exchange of Hong Kong.

Joint ventures
The Group has loans and advances to PT Bank Permata Tbk totalling $28 million at 31 December 2005 (2004: $35 million).

Associates
On 15 August 2005, the Group contributed $128 million to China Bohai Bank Limited for its 19.99 per cent investment.

Company
The Company issues debt externally and lends the proceeds to Group companies. At 31 December 2005 it has loans and debt instruments issued to Standard Chartered Bank of $1,796 million, $40 million to SC Holdings Limited and $3 million to other subsidiaries.

During the year the Company licensed intellectual property rights related to the Company's main brands for $1,465 million over a period of 10 years to a newly formed, indirect wholly owned subsidiary, Standard Chartered Strategic Brand Management Limited. At the year end $1,453 million (2004: $nil) has been included as deferred income in the Company balance sheet in relation to this.

50. Market Risk

Trading book

	2005				2004			
	Average $million	High $million	Low $million	Actual $million	Average $million	High $million	Low $million	Actual $million
Daily value at risk:								
Interest rate risk	4.0	5.5	3.1	3.9	3.3	4.4	2.2	3.4
Foreign exchange risk	1.5	2.8	1.0	1.1	2.4	4.5	1.2	3.0
Total	4.3	5.9	3.3	3.9	4.2	6.0	3.1	5.1

This note should be read in conjunction with the market risk section of the Financial Review on page 35 which explains the Group's market risk management and is incorporated in these financial statements accordingly.

The Group measures the risk of losses arising from future potential adverse movements in interest and exchange rates, prices and volatilities using a VaR methodology. The Group uses historic simulation as its VaR methodology.

The total Group Trading book VaR shown in the table above is not a sum of the interest rate and exchange rate risks due to offset. The highest and lowest VaR are independent and could have occurred on different days.

VaR is calculated for expected movements over a minimum of one business day and to a confidence level of 97.5 per cent. This confidence level suggests that potential daily losses, in excess of the VaR measure, are likely to be experienced six times per year.

The historic simulation method is used with an observation period of one year and involves the revaluation of all unmatured contracts to reflect the effect of historically observed changes in market risk factors on the valuation of the current portfolio.

The Group recognises that there are limitations to the VaR methodology. These limitations include the fact that the historic data may not be the best proxy for future price movements, either because the observation period does not include representative price movements or, in some cases, because of incomplete market data.

The Group performs regular back-testing, where actual profits and losses are compared with VaR estimates to track the statistical validity of the VaR Model.

VaR is calculated as the Group's exposure as at the close of business, London time. Intra-day risk levels may vary from those reported at the end of the day.

Losses beyond the confidence interval are not captured by a VaR calculation, which therefore gives no indication of the size of unexpected losses in these situations. To manage the risk arising from events, which the VaR methodology does not capture, the Group regularly stress tests its main market risk exposures. Stress testing involves valuing portfolios at prices, which assume extreme changes in risk factors beyond the range of normal experience. Positions that would give rise to potentially significant losses under a low probability stress event are reviewed by the GRC.

Notes to the Accounts continued

51. Related Party Transactions

Directors and officers

Directors' emoluments

Details of directors' pay and benefits and interests in shares are disclosed in the directors' remuneration report on pages 49 to 61.

IAS 24 'Related party disclosures' requires the following additional information for key management compensation. Key management comprises members of the Group Management Committee, which includes all executive directors.

	2005 $million	2004 $million
Salaries, allowances and benefits in kind	13	11
Pension contributions	1	1
Bonuses paid or receivable	17	14
Share based payments	12	11
	43	37

Transactions with directors, officers and others

At 31 December 2005, the total amounts to be disclosed under the Companies Act 1985 (the Act) and the Listing Rules of the Stock Exchange of Hong Kong about loans to directors and officers were as follows:

	2005		2004	
	Number	$000	Number	$000
Directors	2	22	–	–
Officers*	2	261	2	260

* For this disclosure, the term 'officers' means the members of the Group Management Committee, other than those who are directors of Standard Chartered PLC, and the company secretary.

On 27 August 2004, Standard Chartered Links (HK) Limited, a wholly owned subsidiary of Standard Chartered PLC, completed the acquisition of the entire issued share capital of Advantage Limited from Goland Investment Limited, Winsgreat Limited (a wholly owned subsidiary of Sun Hung Kai Properties Limited ('SHK')) and Warshall Holdings Limited.

Mr Raymond Kwok, one of the directors of Standard Chartered Bank (Hong Kong) Limited (a wholly owned subsidiary of Standard Chartered PLC), is deemed to be interested (within the meaning of the Hong Kong Securities and Futures Ordinance) in 44.96 per cent of the shares in SHK, which in turn owns all the shares in Winsgreat Limited. Accordingly, Winsgreat is an associate of Mr Kwok and the acquisition of Winsgreat's shares in Advantage Limited is a connected transaction for Standard Chartered PLC.

On 16 December 2005, Standard Chartered Bank created a charge over $11 million of cash assets in favour of the independent trustees of its employer financed retirement benefit schemes.

There were no other transactions, arrangements or agreements outstanding for any director, connected person or officer of the Company which have to be disclosed under the Act, the rules of the UK Listing Authority or the Listing Rules of the Stock Exchange of Hong Kong.

Joint ventures

The Group has loans and advances to PT Bank Permata Tbk totalling $28 million at 31 December 2005 (2004: $35 million).

Associates

On 15 August 2005, the Group contributed $128 million to China Bohai Bank Limited for its 19.99 per cent investment.

Company

The Company issues debt externally and lends the proceeds to Group companies. At 31 December 2005 it has loans and debt instruments issued to Standard Chartered Bank of $1,796 million, $40 million to SC Holdings Limited and $3 million to other subsidiaries.

During the year the Company licensed intellectual property rights related to the Company's main brands for $1,465 million over a period of 10 years to a newly formed, indirect wholly owned subsidiary, Standard Chartered Strategic Brand Management Limited. At the year end $1,453 million (2004: $nil) has been included as deferred income in the Company balance sheet in relation to this.

52. Post Balance Sheet Events

In January 2006 the Company issued 3,401,290 new ordinary shares at a price of 1301 pence per share representing approximately 0.26 per cent of the Company's existing issued ordinary share capital. The issue of ordinary shares was used to acquire 20 per cent of Fleming Family & Partners Limited. *On 2 March 2006 a dividend of 45.06 cents per share* was recommended.

53. Significant Accounting Estimates and Judgements

In determining the carrying amounts of some assets and liabilities, the Group makes assumptions of the affects of uncertain future events on those assets and liabilities at the balance sheet date. The Group's estimates and assumptions are based on historical experience and expectation of future events and are reviewed periodically. This disclosure excludes uncertainty over future events and judgements in respect of measuring financial instruments.

Pensions
Actuarial assumptions are made in valuing future pension obligations as set out in note 35. There is uncertainty that these assumptions will continue in the future. They are updated periodically.

Taxes
Determining income tax provisions involves judgement on the future tax treatment of certain transactions. Deferred tax is recognised on tax losses not yet used and temporary differences where it is probable that there will be taxable revenue against which it can be offset. Management has made judgements as to the probability of tax losses being available for offset at a later date.

Provisions for liabilities and charges
The Group receives legal claims against it in the normal course of business. Management has made judgements as to the likelihood of any claim succeeding in making provisions. The time of concluding legal claims is uncertain, as is the amount of possible outflow of economic benefits. Timing and cost ultimately depends on the due process in respective legal jurisdictions.

54. Forward Looking Statements

This document contains forward-looking statements, including *such statements within the meaning of section 27A of the* US Securities Act of 1993 and section 21E of the Securities Exchange Act of 1934. These statements concern, or may affect, future matters. These may include the Group's future strategies, business plans, and results and are based on the current expectations of the directors of Standard Chartered.

They are subject to a number of risks and uncertainties that might cause actual results and outcomes to differ materially from expectations outlined in these forward-looking statements. *These factors are not limited to regulatory developments but* include stock markets, IT developments, competitive and general operating conditions.

55. Transition to EU adopted IFRS

EU law (IAS Regulation EC 1606/2002) requires that the annual consolidated financial statements of the company, for the year ending 31 December 2005, be prepared in accordance with International Financial Reporting Standards (IFRSs) adopted for use in the EU ("adopted IFRSs").

This financial information has been prepared on the basis of the recognition and measurement requirements of IFRSs in issue that are endorsed by the EU and effective (or available for early adoption) at 31 December 2005, the Group's first annual reporting date at which it is required to use adopted IFRSs.

Application of IFRS 1: First-time adoption of International Financial Reporting standards
The Group's transition date is 1 January 2004. The Group prepared its opening IFRS balance sheet at that date.

In preparing these consolidated financial statements in accordance with IFRS 1, the Group has applied the mandatory exceptions and certain of the optional exemptions from full retrospective application of IFRS.

Exemptions from full retrospective application elected by the Group
The Group has elected to apply the following optional exemptions from full retrospective application.

(a) Business combinations exemption
The Group has applied the business combinations exemption in IFRS 1. It has not restated business combinations that took place prior to the 1 January 2004 transition date.

(b) Fair value as deemed cost exemption
The Group has elected to deem as cost certain items of property, plant and equipment held at valuation as at 1 January 2004.

(c) Cumulative translation differences exemption
The Group has elected to set the previously accumulated cumulative translation to zero at 1 January 2004.

(d) Exemption from restatement of comparatives for IAS 32 and IAS 39
The Group elected to apply this exemption. It has applied previous UK GAAP rules to derivatives, financial assets and financial liabilities and to hedging relationships for the 2004 comparative information. The adjustments required for *differences between UK GAAP and IAS 32 and IAS 39 have* been determined and recognised at 1 January 2005.

(e) Share-based payment transaction exemption
As the Group has not previously published information regarding the fair value of employee rewards, it has been required to apply the share-based payment exemption. It applied IFRS 2 from 1 January 2004 to those equity settled share awards that were issued after 7 November 2002 but that have not vested by 1 January 2005.

Exceptions from full retrospective application followed by the Group
The Group has applied the following mandatory exceptions from retrospective application.

Notes to the Accounts continued

55. Transition to EU Adopted IFRS continued

(f) Derecognition of financial assets and liabilities exception
Financial assets and liabilities derecognised before 1 January 2004 are not re-recognised under IFRS. The application of the exemption from restating comparatives for IAS 32 and IAS 39 means that the Group recognised from 1 January 2005 any financial assets and financial liabilities derecognised since 1 January 2004 that do not meet the IAS 39 derecognition criteria. Management did not chose to apply the IAS 39 derecognition criteria to an earlier date.

(g) Estimates exception
Estimates under IFRS at 1 January 2004 should be consistent with estimates made for the same date under previous UK GAAP, unless there is evidence that those estimates were in error.

Reconciliations between IFRS and UK GAAP
The following reconciliations provide details of the impact of the transition on:

- profit for the year ended 31 December 2004 (excluding IAS 32/39)
- equity at 1 January 2004 (excluding IAS 32/39)
- equity at 31 December 2004 (excluding IAS 32/39)
- balance sheet at 31 December 2004 (excluding IAS 32/39)
- equity at 1 January 2005 (including IAS 32/39)

An explanation of the adjustments and the Group's accounting policies under IFRS is set out in the presentation and press release entitled "Standard Chartered PLC Results for 2004 Restated Under International Financial Reporting Standards" dated 12 May 2005. Copies of this document are available from the Group's website at: http://investors.standardchartered.com

Reconciliation of profit for the year ended 31 December 2004 – Group

	Notes	UK GAAP $million	Effect of transition to IFRS $million	IFRS $million
Interest income	a	5,232	80	5,312
Interest expense	a	(2,064)	(66)	(2,130)
Net interest income		3,168	14	3,182
Other finance income	b	10	(10)	-
Fees and commissions income	a	1,617	(3)	1,614
Fees and commissions expense	a	(283)	1	(282)
Net trading income	a	648	3	651
Other operating income	b	207	10	217
		2,189	11	2,200
Operating income		5,367	15	5,382
Staff costs	c	(1,534)	(25)	(1,559)
Premises costs		(321)	–	(321)
Other administrative expenses	b	(721)	(10)	(731)
Depreciation and amortisation	d	(420)	182	(238)
Operating expenses		(2,996)	147	(2,849)
Operating profit before impairment losses and taxation		2,371	162	2,533
Impairment losses on loans and advances and other credit risk provisions		(214)	-	(214)
Income from joint ventures	e	2	(2)	-
Other impairment	d	(1)	(67)	(68)
Profit before taxation		2,158	93	2,251
Taxation	f	(637)	7	(630)
Profit for the year		1,521	100	1,621

52. Post Balance Sheet Events

In January 2006 the Company issued 3,401,290 new ordinary shares at a price of 1301 pence per share representing approximately 0.26 per cent of the Company's existing issued ordinary share capital. The issue of ordinary shares was used to acquire 20 per cent of Fleming Family & Partners Limited. *On 2 March 2006 a dividend of 45.06 cents per share* was recommended.

53. Significant Accounting Estimates and Judgements

In determining the carrying amounts of some assets and liabilities, the Group makes assumptions of the affects of uncertain future events on those assets and liabilities at the balance sheet date. The Group's estimates and assumptions are based on historical experience and expectation of future events and are reviewed periodically. This disclosure excludes uncertainty over future events and judgements in respect of measuring financial instruments.

Pensions
Actuarial assumptions are made in valuing future pension obligations as set out in note 35. There is uncertainty that these assumptions will continue in the future. They are updated periodically.

Taxes
Determining income tax provisions involves judgement on the future tax treatment of certain transactions. Deferred tax is recognised on tax losses not yet used and temporary differences where it is probable that there will be taxable revenue against which it can be offset. Management has made judgements as to the probability of tax losses being available for offset at a later date.

Provisions for liabilities and charges
The Group receives legal claims against it in the normal course of business. Management has made judgements as to the likelihood of any claim succeeding in making provisions. The time of concluding legal claims is uncertain, as is the amount of possible outflow of economic benefits. Timing and cost ultimately depends on the due process in respective legal jurisdictions.

54. Forward Looking Statements

This document contains forward-looking statements, including *such statements within the meaning of section 27A of the* US Securities Act of 1993 and section 21E of the Securities Exchange Act of 1934. These statements concern, or may affect, future matters. These may include the Group's future strategies, business plans, and results and are based on the current expectations of the directors of Standard Chartered.

They are subject to a number of risks and uncertainties that might cause actual results and outcomes to differ materially from expectations outlined in these forward-looking statements. *These factors are not limited to regulatory developments but* include stock markets, IT developments, competitive and general operating conditions.

55. Transition to EU adopted IFRS

EU law (IAS Regulation EC 1606/2002) requires that the annual consolidated financial statements of the company, for the year ending 31 December 2005, be prepared in accordance with International Financial Reporting Standards (IFRSs) adopted for use in the EU ("adopted IFRSs").

This financial information has been prepared on the basis of the recognition and measurement requirements of IFRSs in issue that are endorsed by the EU and effective (or available for early adoption) at 31 December 2005, the Group's first annual reporting date at which it is required to use adopted IFRSs.

Application of IFRS 1: First-time adoption of International Financial Reporting standards
The Group's transition date is 1 January 2004. The Group prepared its opening IFRS balance sheet at that date.

In preparing these consolidated financial statements in accordance with IFRS 1, the Group has applied the mandatory exceptions and certain of the optional exemptions from full retrospective application of IFRS.

Exemptions from full retrospective application elected by the Group
The Group has elected to apply the following optional exemptions from full retrospective application.

(a) Business combinations exemption
The Group has applied the business combinations exemption in IFRS 1. It has not restated business combinations that took place prior to the 1 January 2004 transition date.

(b) Fair value as deemed cost exemption
The Group has elected to deem as cost certain items of property, plant and equipment held at valuation as at 1 January 2004.

(c) Cumulative translation differences exemption
The Group has elected to set the previously accumulated cumulative translation to zero at 1 January 2004.

(d) Exemption from restatement of comparatives for IAS 32 and IAS 39
The Group elected to apply this exemption. It has applied previous UK GAAP rules to derivatives, financial assets and financial liabilities and to hedging relationships for the 2004 comparative information. The adjustments required for differences between UK GAAP and IAS 32 and IAS 39 have been determined and recognised at 1 January 2005.

(e) Share-based payment transaction exemption
As the Group has not previously published information regarding the fair value of employee rewards, it has been required to apply the share-based payment exemption. It applied IFRS 2 from 1 January 2004 to those equity settled share awards that were issued after 7 November 2002 but that have not vested by 1 January 2005.

Exceptions from full retrospective application followed by the Group
The Group has applied the following mandatory exceptions from retrospective application.

Notes to the Accounts continued

55. Transition to EU Adopted IFRS continued

(f) Derecognition of financial assets and liabilities exception
Financial assets and liabilities derecognised before 1 January 2004 are not re-recognised under IFRS. The application of the exemption from restating comparatives for IAS 32 and IAS 39 means that the Group recognised from 1 January 2005 any financial assets and financial liabilities derecognised since 1 January 2004 that do not meet the IAS 39 derecognition criteria. Management did not chose to apply the IAS 39 derecognition criteria to an earlier date.

(g) Estimates exception
Estimates under IFRS at 1 January 2004 should be consistent with estimates made for the same date under previous UK GAAP, unless there is evidence that those estimates were in error.

Reconciliations between IFRS and UK GAAP
The following reconciliations provide details of the impact of the transition on:

- profit for the year ended 31 December 2004 (excluding IAS 32/39)
- equity at 1 January 2004 (excluding IAS 32/39)
- equity at 31 December 2004 (excluding IAS 32/39)
- balance sheet at 31 December 2004 (excluding IAS 32/39)
- equity at 1 January 2005 (including IAS 32/39)

An explanation of the adjustments and the Group's accounting policies under IFRS is set out in the presentation and press release entitled "Standard Chartered PLC Results for 2004 Restated Under International Financial Reporting Standards" dated 12 May 2005. Copies of this document are available from the Group's website at: http://investors.standardchartered.com

Reconciliation of profit for the year ended 31 December 2004 – Group

	Notes	UK GAAP $million	Effect of transition to IFRS $million	IFRS $million
Interest income	a	5,232	80	5,312
Interest expense	a	(2,064)	(66)	(2,130)
Net interest income		3,168	14	3,182
Other finance income	b	10	(10)	–
Fees and commissions income	a	1,617	(3)	1,614
Fees and commissions expense	a	(283)	1	(282)
Net trading income	a	648	3	651
Other operating income	b	207	10	217
		2,189	11	2,200
Operating income		5,367	15	5,382
Staff costs	c	(1,534)	(25)	(1,559)
Premises costs		(321)	–	(321)
Other administrative expenses	b	(721)	(10)	(731)
Depreciation and amortisation	d	(420)	182	(238)
Operating expenses		(2,996)	147	(2,849)
Operating profit before impairment losses and taxation		2,371	162	2,533
Impairment losses on loans and advances and other credit risk provisions		(214)	–	(214)
Income from joint ventures	e	2	(2)	–
Other impairment	d	(1)	(67)	(68)
Profit before taxation		2,158	93	2,251
Taxation	f	(637)	7	(630)
Profit for the year		1,521	100	1,621

55. *Transition to EU Adopted IFRS continued*

Reconciliation of profit for the year ended 31 December 2004 - Group and Company

	Notes	Group $million	Company $million
UK GAAP		1,521	663
Goodwill	d	114	–
Share options	c	(23)	–
Consolidations	a	4	–
Tax	f	7	–
Other		(2)	–
IFRS		1,621	663

(a) Consolidations
A fund in which the Group has an investment was not required to be consolidated under UK GAAP but is consolidated line by line under IFRS. Operating income and expenses increase by $9 million and $5 million respectively.

(b) Reclassification
Under FRS 17 the finance cost of assets was recorded as Other finance income. $10 million has been reclassified to Other operating income.

(c) Share awards
IFRS 2 requires the fair valuation of all share based payments for those awards made after November 2002 and had not vested at 1 January 2005. This increased staff costs by $23 million of the total $25 million increase.

(d) Goodwill
IFRS does not permit the amortisation of goodwill. Instead an annual review for impairment must be made. Goodwill amortised under UK GAAP of $181 million was reversed. This included goodwill amortisation relating to Banco Standard Chartered in Latin America and the Lebanon. The amortisation of the carrying amount of this goodwill was expected to be fully amortised by 2005 under UK GAAP. In the 2004 IFRS comparatives, an impairment charge of $67 million has been recorded to carry related goodwill at $nil.

(e) Joint venture
The Group adopted proportionate consolidation of its joint venture instead of equity accounting that was required under UK GAAP.

(f) Tax
The tax effect of the above adjustments has been recorded in the taxation line of the income statement.

Reconciliation of equity at 1 January 2004 – Group

	Notes	Share capital and share premium $million	Capital and capital redemption reserve $million	Premises revaluation $million	Own shares held in ESOP Trusts $million	Retained earnings $million	Minority interest $million	Total equity $million
UK GAAP		3,752	16	(2)	(60)	3,823	614	8,143
Dividends	i	–	–	–	–	439	–	439
Fixed assets	ii	–	–	81	–	(84)	–	(3)
Share awards	iii	–	–	–	–	(3)	–	(3)
Consolidation	iv	–	–	–	–	25	6	31
Tax	v	–	–	(22)	–	(9)	–	(31)
Other		–	–	–	–	(9)	–	(9)
IFRS		3,752	16	57	(60)	4,182	620	8,567

Notes to the Accounts continued

55. Transition to EU Adopted IFRS continued

Reconciliation of equity at 31 December 2004 – Group

	Notes	Share capital and share premium $million	Capital and capital redemption reserve $million	Premises revaluation $million	Own shares held in ESOP Trusts $million	Retained earnings $million	Minority interest $million	Total equity $million
UK GAAP		3,802	16	(5)	(8)	4,630	956	9,391
Dividends	i	–	–	–	–	532	–	532
Goodwill	vi	–	–	–	–	114	–	114
Fixed assets	ii	–	–	81	–	(84)	–	(3)
Share options	iii	–	–	–	–	16	–	16
Consolidation	iv	–	–	–	–	27	8	35
Tax	v	–	–	–	–	(4)	–	(4)
Other		–	–	–	–	(12)	–	(12)
IFRS		3,802	16	76	(8)	5,219	964	10,069

Reconciliation of balance sheet at 31 December 2004 – Group

	Notes	UK GAAP $million	Effect of transition to IFRS $million	IFRS $million	Reclassification to IFRS format $million	IFRS $million
Assets						
Cash and balances at central banks	iv, vii	2,269	1,691	3,960	–	3,960
Treasury bills and other eligible bills		4,425	–	4,425	(4,425)	–
Financial assets held at fair value through profit or loss		–	–	–	4,744	4,744
Loans and advances to banks	iv, vii	18,922	(1,540)	17,382	(695)	16,687
Loans and advances to customers	iv	71,596	563	72,159	(140)	72,019
Investment securities	iv	28,295	4,547	32,842	769	33,611
Equity shares		253	–	253	(253)	–
Interest in joint ventures	iv	187	(187)	–	–	–
Intangible assets	ii, iv, vi	1,900	453	2,353	–	2,353
Property, plant and equipment	ii, iv	844	(289)	555	–	555
Deferred tax assets		276	(4)	272	46	318
Other assets	ii, iv	11,453	144	11,597	–	11,597
Prepayments and accrued income	iv	1,268	12	1,280	–	1,280
Total assets		141,688	5,390	147,078	46	147,124
Liabilities						
Deposits by banks	iv	15,813	1	15,814	(652)	15,162
Customer accounts	iv	84,572	886	85,458	(365)	85,093
Financial liabilities at fair value through profit or loss		–	–	–	2,392	2,392
Debt securities in issue	iv	7,378	4,249	11,627	(622)	11,005
Current tax liabilities		295	–	295	–	295
Other liabilities	i, iv	16,066	(524)	15,542	(753)	14,789
Accruals and deferred income	iii, iv	1,262	59	1,321	–	1,321
Provisions for liabilities and charges	iv	59	2	61	–	61
Retirement benefit liabilities	iv	120	3	123	46	169
Other borrowed funds	iv	6,732	36	6,768	–	6,768
Total liabilities		132,297	4,712	137,009	46	137,055
Total parent company shareholders' equity		8,435	670	9,105	–	9,105
Minority interests		956	8	964	–	964
Total equity		9,391	678	10,069	–	10,069
Total equity and liabilities		141,688	5,390	147,078	46	147,124

55. Transition to EU Adopted IFRS *continued*

Reconciliation of profit for the year ended 31 December 2004 – Group and Company

	Notes	Group $million	Company $million
UK GAAP		1,521	663
Goodwill	d	114	–
Share options	c	(23)	–
Consolidations	a	4	–
Tax	f	7	–
Other		(2)	–
IFRS		1,621	663

(a) Consolidations
A fund in which the Group has an investment was not required to be consolidated under UK GAAP but is consolidated line by line under IFRS. Operating income and expenses increase by $9 million and $5 million respectively.

(b) Reclassification
Under FRS 17 the finance cost of assets was recorded as Other finance income. $10 million has been reclassified to Other operating income.

(c) Share awards
IFRS 2 requires the fair valuation of all share based payments for those awards made after November 2002 and had not vested at 1 January 2005. This increased staff costs by $23 million of the total $25 million increase.

(d) Goodwill
IFRS does not permit the amortisation of goodwill. Instead an annual review for impairment must be made. Goodwill amortised under UK GAAP of $181 million was reversed. This included goodwill amortisation relating to Banco Standard Chartered in Latin America and the Lebanon. The amortisation of the carrying amount of this goodwill was expected to be fully amortised by 2005 under UK GAAP. In the 2004 IFRS comparatives, an impairment charge of $67 million has been recorded to carry related goodwill at $nil.

(e) Joint venture
The Group adopted proportionate consolidation of its joint venture instead of equity accounting that was required under UK GAAP.

(f) Tax
The tax effect of the above adjustments has been recorded in the taxation line of the income statement.

Reconciliation of equity at 1 January 2004 – Group

	Notes	Share capital and share premium $million	Capital and capital redemption reserve $million	Premises revaluation $million	Own shares held in ESOP Trusts $million	Retained earnings $million	Minority interest $million	Total equity $million
UK GAAP		3,752	16	(2)	(60)	3,823	614	8,143
Dividends	i	–	–	–	–	439	–	439
Fixed assets	ii	–	–	81	–	(84)	–	(3)
Share awards	iii	–	–	–	–	(3)	–	(3)
Consolidation	iv	–	–	–	–	25	6	31
Tax	v	–	–	(22)	–	(9)	–	(31)
Other		–	–	–	–	(9)	–	(9)
IFRS		3,752	16	57	(60)	4,182	620	8,567

Notes to the Accounts continued

55. Transition to EU Adopted IFRS continued

Reconciliation of equity at 31 December 2004 – Group

	Notes	Share capital and share premium $million	Capital and capital redemption reserve $million	Premises revaluation $million	Own shares held in ESOP Trusts $million	Retained earnings $million	Minority interest $million	Total equity $million
UK GAAP		3,802	16	(5)	(8)	4,630	956	9,391
Dividends	i	–	–	–	–	532	–	532
Goodwill	vi	–	–	–	–	114	–	114
Fixed assets	ii	–	–	81	–	(84)	–	(3)
Share options	iii	–	–	–	–	16	–	16
Consolidation	iv	–	–	–	–	27	8	35
Tax	v	–	–	–	–	(4)	–	(4)
Other		–	–	–	–	(12)	–	(12)
IFRS		3,802	16	76	(8)	5,219	964	10,069

Reconciliation of balance sheet at 31 December 2004 – Group

	Notes	UK GAAP $million	Effect of transition to IFRS $million	IFRS $million	Reclassification to IFRS format $million	IFRS $million
Assets						
Cash and balances at central banks	iv, vii	2,269	1,691	3,960	–	3,960
Treasury bills and other eligible bills		4,425	–	4,425	(4,425)	–
Financial assets held at fair value through profit or loss		–	–	–	4,744	4,744
Loans and advances to banks	iv, vii	18,922	(1,540)	17,382	(695)	16,687
Loans and advances to customers	iv	71,596	563	72,159	(140)	72,019
Investment securities	iv	28,295	4,547	32,842	769	33,611
Equity shares		253	–	253	(253)	–
Interest in joint ventures	iv	187	(187)	–	–	–
Intangible assets	ii, iv, vi	1,900	453	2,353	–	2,353
Property, plant and equipment	ii, iv	844	(289)	555	–	555
Deferred tax assets		276	(4)	272	46	318
Other assets	ii, iv	11,453	144	11,597	–	11,597
Prepayments and accrued income	iv	1,268	12	1,280	–	1,280
Total assets		141,688	5,390	147,078	46	147,124
Liabilities						
Deposits by banks	iv	15,813	1	15,814	(652)	15,162
Customer accounts	iv	84,572	886	85,458	(365)	85,093
Financial liabilities at fair value through profit or loss		–	–	–	2,392	2,392
Debt securities in issue	iv	7,378	4,249	11,627	(622)	11,005
Current tax liabilities		295	–	295	–	295
Other liabilities	i, iv	16,066	(524)	15,542	(753)	14,789
Accruals and deferred income	iii, iv	1,262	59	1,321	–	1,321
Provisions for liabilities and charges	iv	59	2	61	–	61
Retirement benefit liabilities	iv	120	3	123	46	169
Other borrowed funds	iv	6,732	36	6,768	–	6,768
Total liabilities		132,297	4,712	137,009	46	137,055
Total parent company shareholders' equity		8,435	670	9,105	–	9,105
Minority interests		956	8	964	–	964
Total equity		9,391	678	10,069	–	10,069
Total equity and liabilities		141,688	5,390	147,078	46	147,124

55. Transition to EU Adopted IFRS continued

i Dividends
IFRS only permits the accrual of dividend liabilities when an obligation arises i.e. when declared. Under UK GAAP the final dividend was accrued in the period to which it related even if declared after year end. The effect is to reverse the final dividend accrual of $532 million at 31 December 2004 and $439 million at 1 January 2004.

ii Fixed assets
Capitalised software was classified as fixed assets under UK GAAP. $224 million was reclassified to intangible assets under IFRS requirements.

Under UK GAAP land associated with finance leased buildings was classified as fixed assets. IFRS requires leased land to be treated as an operating lease unless title transfers at the end of the lease. $85 million was reclassified from fixed assets to other assets.

iii Share awards
IFRS 2 requires the fair valuation of all share based payments for those awards made after November 2002 and had not vested at 1 January 2004. It also requires obligations to be recorded in equity for equity-settled awards rather than as liabilities. Accordingly, the obligations recorded in liabilities under UK GAAP have been reversed and replaced with credits to equity for fair values determined under IFRS 2.

iv Consolidation
UK GAAP permitted the presentation of certain securitisations in a linked net manner and a fund in which the Group has an investment was not required to be consolidated. IFRS does not permit net linked presentation and the investment fund was line by line consolidated.

The Group adopted proportionate consolidation of its joint venture in place of equity accounting that was required under UK GAAP.

Total assets increase by $5,281 million and total equity increased by $16 million.

v Tax
The tax effect of the above adjustments has been recorded.

vi Goodwill
IFRS does not permit the amortisation of goodwill. Instead an annual review for impairment must be made. Goodwill amortised under UK GAAP of $181 million was reversed. This included goodwill amortisation relating to Banco Standard Chartered in Latin America and the Standard Chartered Bank SAL in the Lebanon. The amortisation of the carrying amount of this goodwill was expected to fully amortised by 2005 under UK GAAP. In the 2004 IFRS comparatives, an impairment charge of $67 million has been recorded to carry related goodwill at $nil.

vii Cash and cash equivalents
$1,614 million of restricted cash balances with central banks has been reclassified from loans and advances to banks to cash and balances with central banks. It also includes cheques in the course of collection.

Reclassification
On 12 May 2005 the Group presented its balance sheet restated under IFRS excluding IAS 32 and 39. The format of the balance sheet was similar to that used under UK GAAP. Subsequent clarification of the conventions of presenting balance sheets means the Group has made the following changes between lines (no measurement changes have been made):

- trading assets and assets designated as at fair value have been grouped in a single line called financial assets at fair value through profit or loss;
- treasury bills and equity shares have been included in investment securities if held at (amortised) cost or financial assets at fair value through profit or loss;
- trading liabilities and liabilities designated as at fair value have been grouped in a single line called financial liabilities at fair value through profit or loss; and
- deferred tax related to retirement benefits is now not netted with the retirement benefits liability and is now shown together with all other deferred tax balances.

Notes to the Accounts continued

55. Transition to EU Adopted IFRS continued

Reconciliation of equity at 1 January 2005 – Group

The Group has taken advantage of the transitional arrangements of IFRS 1 not to restate corresponding amounts in accordance with IAS 32 and 39. The table below shows the effects of IAS 32 and 39 on the balance sheet at 1 January 2005:

	Notes	Share capital/ premium and redemption reserve $million	AFS reserves $million	Cash flow hedge reserve $million	Premises revaluation $million	Retained earnings $million	Minority interest $million	Total equity $million
IFRS (excluding IAS 32/39)		3,818	–	–	76	5,211	964	10,069
Debt/equity	i	(375)	–	–	–	20	994	639
Effective yield	ii	–	–	–	–	109	–	109
Derivatives/hedging	iii	–	–	61	–	58	(4)	115
Asset classification/fair values	iv	–	87	–	–	(27)	–	60
Other		–	–	–	–	(102)	–	(102)
Impairment	v	–	–	–	–	33	–	33
Tax	vi	–	(14)	(19)	–	(55)	–	(88)
IFRS		3,443	73	42	76	5,247	1,954	10,835

Reconciliation of balance sheet items at 1 January 2005 - Group

	IFRS (ex IAS 32/39) $million	Effect of IAS 32 /39 $million	IFRS $million
Assets			
Financial assets held at fair value	4,744	3,222	7,966
Derivative financial instruments	–	12,680	12,680
Loans and advances to banks	16,687	(179)	16,508
Loans and advances to customers	72,019	(88)	72,107
Investment securities	33,611	(1,783)	31,828
Other assets	11,597	(7,440)	4,157
Liabilities			
Deposits by banks	15,162	–	15,162
Customer accounts	85,093	(320)	84,773
Financial liabilities at fair value	2,392	1,316	3,708
Derivative financial instruments	–	12,024	12,024
Debt securities in issue	11,005	2	11,007
Current tax liabilities	295	1	296
Other liabilities	14,789	(7,262)	7,527
Accruals and deferred income	1,321	6	1,327
Provisions for liabilities and charges	61	–	61
Other borrowed funds	6,768	(649)	6,119

55. Transition to EU Adopted IFRS continued

i Dividends
IFRS only permits the accrual of dividend liabilities when an obligation arises i.e. when declared. Under UK GAAP the final dividend was accrued in the period to which it related even if declared after year end. The effect is to reverse the final dividend accrual of $532 million at 31 December 2004 and $439 million at 1 January 2004.

ii Fixed assets
Capitalised software was classified as fixed assets under UK GAAP. $224 million was reclassified to intangible assets under IFRS requirements.

Under UK GAAP land associated with finance leased buildings was classified as fixed assets. IFRS requires leased land to be treated as an operating lease unless title transfers at the end of the lease. $85 million was reclassified from fixed assets to other assets.

iii Share awards
IFRS 2 requires the fair valuation of all share based payments for those awards made after November 2002 and had not vested at 1 January 2004. It also requires obligations to be recorded in equity for equity-settled awards rather than as liabilities. Accordingly, the obligations recorded in liabilities under UK GAAP have been reversed and replaced with credits to equity for fair values determined under IFRS 2.

iv Consolidation
UK GAAP permitted the presentation of certain securitisations in a linked net manner and a fund in which the Group has an investment was not required to be consolidated. IFRS does not permit net linked presentation and the investment fund was line by line consolidated.

The Group adopted proportionate consolidation of its joint venture in place of equity accounting that was required under UK GAAP.

Total assets increase by $5,281 million and total equity increased by $16 million.

v Tax
The tax effect of the above adjustments has been recorded.

vi Goodwill
IFRS does not permit the amortisation of goodwill. Instead an annual review for impairment must be made. Goodwill amortised under UK GAAP of $181 million was reversed. This included goodwill amortisation relating to Banco Standard Chartered in Latin America and the Standard Chartered Bank SAL in the Lebanon. The amortisation of the carrying amount of this goodwill was expected to fully amortised by 2005 under UK GAAP. In the 2004 IFRS comparatives, an impairment charge of $67 million has been recorded to carry related goodwill at $nil.

vii Cash and cash equivalents
$1,614 million of restricted cash balances with central banks has been reclassified from loans and advances to banks to cash and balances with central banks. It also includes cheques in the course of collection.

Reclassification
On 12 May 2005 the Group presented its balance sheet restated under IFRS excluding IAS 32 and 39. The format of the balance sheet was similar to that used under UK GAAP. Subsequent clarification of the conventions of presenting balance sheets means the Group has made the following changes between lines (no measurement changes have been made):

- trading assets and assets designated as at fair value have been grouped in a single line called financial assets at fair value through profit or loss;
- treasury bills and equity shares have been included in investment securities if held at (amortised) cost or financial assets at fair value through profit or loss;
- trading liabilities and liabilities designated as at fair value have been grouped in a single line called financial liabilities at fair value through profit or loss; and
- deferred tax related to retirement benefits is now not netted with the retirement benefits liability and is now shown together with all other deferred tax balances.

Notes to the Accounts continued

55. Transition to EU Adopted IFRS continued

Reconciliation of equity at 1 January 2005 – Group

The Group has taken advantage of the transitional arrangements of IFRS 1 not to restate corresponding amounts in accordance with IAS 32 and 39. The table below shows the effects of IAS 32 and 39 on the balance sheet at 1 January 2005:

	Notes	Share capital/ premium and redemption reserve $million	AFS reserves $million	Cash flow hedge reserve $million	Premises revaluation $million	Retained earnings $million	Minority interest $million	Total equity $million
IFRS (excluding IAS 32/39)		3,818	–	–	76	5,211	964	10,069
Debt/equity	i	(375)	–	–	–	20	994	639
Effective yield	ii	–	–	–	–	109	–	109
Derivatives/hedging	iii	–	–	61	–	58	(4)	115
Asset classification/fair values	iv	–	87	–	–	(27)	–	60
Other		–	–	–	–	(102)	–	(102)
Impairment	v	–	–	–	–	33	–	33
Tax	vi	–	(14)	(19)	–	(55)	–	(88)
IFRS		3,443	73	42	76	5,247	1,954	10,835

Reconciliation of balance sheet items at 1 January 2005 - Group

	IFRS (ex IAS 32/39) $million	Effect of IAS 32 /39 $million	IFRS $million
Assets			
Financial assets held at fair value	4,744	3,222	7,966
Derivative financial instruments	–	12,680	12,680
Loans and advances to banks	16,687	(179)	16,508
Loans and advances to customers	72,019	(88)	72,107
Investment securities	33,611	(1,783)	31,828
Other assets	11,597	(7,440)	4,157
Liabilities			
Deposits by banks	15,162	–	15,162
Customer accounts	85,093	(320)	84,773
Financial liabilities at fair value	2,392	1,316	3,708
Derivative financial instruments	–	12,024	12,024
Debt securities in issue	11,005	2	11,007
Current tax liabilities	295	1	296
Other liabilities	14,789	(7,262)	7,527
Accruals and deferred income	1,321	6	1,327
Provisions for liabilities and charges	61	–	61
Other borrowed funds	6,768	(649)	6,119

55. Transition to EU Adopted IFRS continued

i Debt/equity
The Group's £100 million 7 3/8 and £100 million 8 1/4 per cent irredeemable £1 preference shares were reclassified from equity to subordinated liabilities and other borrowed funds. At the same time £200 million 7.75 per cent Step-Up Notes 2022 and £300 million 8.103 per cent Step-Up Callable Perpetual Trust Preferred Securities were reclassified as minority interests.

ii Effective yield
Loan origination costs that are expensed under UK GAAP have been capitalised and are amortised as part of the effective yield.

iii Derivatives
All derivatives are now recorded on balance sheet at fair value. Unrealised gains and losses that were not recognised under UK GAAP have been adjusted in reserves.

Trading derivative balances have been reclassified from other assets and liabilities under UK GAAP to a single derivatives line on the face of the balance sheet.

UK GAAP permitted netting of assets and liabilities where there was a legal right of offset. IFRS adds a condition that there must be an intention to settle net. The balance sheet has been grossed up where the netting requirements are not satisfied. A significant part of this is in the derivatives line where $7.6 billion was grossed up on transition.

iv Asset classification/fair values
On transition, IFRS permits designation of assets previously held at cost as available-for-sale or held at fair value through profit or loss. Reclassified assets have been revalued to fair value with the gains on available for sale assets deferring to reserves until maturity or sale and the losses on held at fair value through profit or loss to reserves on transition (and to profit or loss thereafter).

v Impairment
IFRS requires a time-value of money discount to be recorded on impaired loans. It does not permit general bad debt provisions, which has been replaced with a portfolio impairment provision.

vi Tax
The tax effect of the above adjustments has been recorded in the taxation line of the income statement.

Reconciliation of equity at 1 January 2004 – Company

	Notes	Share capital and share premium $million	Capital & redemption reserve $million	Revaluation reserve $million	Retained earnings $million	Total equity $million
UK GAAP		3,752	16	3,476	285	7,529
Dividends	i	–	–	–	439	439
Share options and own shares	ii	–	–	–	(71)	(71)
Revaluation of investments in subsidiaries	iii	–	–	(3,476)	–	(3,476)
Other		–	–	–	(37)	(37)
IFRS		3,752	16	–	616	4,384

Reconciliation of equity at 31 December 2004 – Company

	Notes	Share capital and share premium $million	Capital & redemption reserve $million	Revaluation reserve $million	Retained earnings $million	Total equity $million
UK GAAP		3,802	16	4,408	209	8,435
Dividends	i	–	–	–	532	532
Share options and own shares	ii	–	–	–	(71)	(71)
Revaluation of investments in subsidiaries	iii	–	–	(4,408)	–	(4,408)
Other		–	–	–	24	24
IFRS		3,802	16	–	694	4,512

Notes to the Accounts continued

55. Transition to EU Adopted IFRS continued

Reconciliation of balance sheet at 31 December 2004 – Company

		2004 UK GAAP $million	Effects of transition to IFRS $million	2004 IFRS $million
Non-current assets				
Investments in subsidiary undertakings	iii	10,240	(5,948)	4,292
Current assets				
Amounts owed by subsidiary undertakings	iii	631	1,590	2,221
Taxation		126	80	206
Other		–	7	7
		757	1,677	2,434
Creditors: amounts due within one year				
Proposed dividend	i	524	(524)	–
Amounts owed to subsidiary undertakings	ii	442	176	618
Other creditors, including taxation		8	–	8
		974	(348)	626
Net current liabilities/assets		(217)	2,025	1,808
Total assets less current liabilities		10,023	(3,923)	6,100
Creditors: amounts due after more than one year				
Undated subordinated loan capital		1,588	–	1,588
		8,435	(3,923)	4,512
Equity				
Share Capital and share premium		3,802	–	3,802
Reserves and retained earnings		4,633	(3,923)	710
Total equity		8,435	(3,923)	4,512

i Dividends
IFRS only permits the accrual of dividend liabilities when an obligation arises i.e. when declared. Under UK GAAP the final dividend was accrued in the period to which it related even if declared after year end. The effect is to reverse the final dividend accrual of $532 million at 31 December 2004 and $439 million at 1 January 2004.

ii Share options and own shares
IFRS 2 requires the fair valuation of all share based payments for those awards made after November 2002 and had not vested at 1 January 2004. It also requires obligations to be recorded in equity for equity-settled awards rather than as liabilities. All share based payments made in the Group are settled by reference to the Company's ordinary shares. Accordingly, the Company has recorded, on transition, an inter company receivable from subsidiaries and a corresponding credit to reserves.

All shares held under the Group's employee share schemes by the Company's employee share ownership trusts are deducted from the Company's equity under IFRS.

iii Revaluation of investments in subsidiaries
Under UK GAAP the Group held its investment in subsidiaries at their net asset value and recorded a revaluation reserve for adjustments. This has been reversed under IFRS, returning the investment in subsidiaries to cost, less impairment.

Loans to subsidiaries of a capital nature have been reclassified from investments in subsidiaries to amounts owed by subsidiaries.

Explanation of material adjustments to the cash flow statement
Under UK GAAP, the Company was not required to, and did not, prepare a cash flow statement. Deposits with a maturity of less than three months, including loans to subsidiaries which are repayable on demand, were excluded from cash under UK GAAP. These are reclassified as cash equivalents under IFRSs.

Reconciliation of equity at 1 January 2005 – Company
The Company has taken advantage of the transitional arrangements of IFRS 1 not to restate 2004 comparatives for IAS 32 and 39. On 1 January 2005 the Company's £100 million 7 3/8 and £100 million 8 1/4 per cent irredeemable £1 preference shares (with a carrying amount of $375 million) were reclassified from equity to subordinated liabilities and other borrowed funds.

55. Transition to EU Adopted IFRS continued

i Debt/equity
The Group's £100 million 7 3/8 and £100 million 8 1/4 per cent irredeemable £1 preference shares were reclassified from equity to subordinated liabilities and other borrowed funds. At the same time £200 million 7.75 per cent Step-Up Notes 2022 and £300 million 8.103 per cent Step-Up Callable Perpetual Trust Preferred Securities were reclassified as minority interests.

ii Effective yield
Loan origination costs that are expensed under UK GAAP have been capitalised and are amortised as part of the effective yield.

iii Derivatives
All derivatives are now recorded on balance sheet at fair value. Unrealised gains and losses that were not recognised under UK GAAP have been adjusted in reserves.

Trading derivative balances have been reclassified from other assets and liabilities under UK GAAP to a single derivatives line on the face of the balance sheet.

UK GAAP permitted netting of assets and liabilities where there was a legal right of offset. IFRS adds a condition that there must be an intention to settle net. The balance sheet has been grossed up where the netting requirements are not satisfied. A significant part of this is in the derivatives line where $7.6 billion was grossed up on transition.

iv Asset classification/fair values
On transition, IFRS permits designation of assets previously held at cost as available-for-sale or held at fair value through profit or loss. Reclassified assets have been revalued to fair value with the gains on available for sale assets deferring to reserves until maturity or sale and the losses on held at fair value through profit or loss to reserves on transition (and to profit or loss thereafter).

v Impairment
IFRS requires a time-value of money discount to be recorded on impaired loans. It does not permit general bad debt provisions, which has been replaced with a portfolio impairment provision.

vi Tax
The tax effect of the above adjustments has been recorded in the taxation line of the income statement.

Reconciliation of equity at 1 January 2004 – Company

	Notes	Share capital and share premium $million	Capital & redemption reserve $million	Revaluation reserve $million	Retained earnings $million	Total equity $million
UK GAAP		3,752	16	3,476	285	7,529
Dividends	i	–	–	–	439	439
Share options and own shares	ii	–	–	–	(71)	(71)
Revaluation of investments in subsidiaries	iii	–	–	(3,476)	–	(3,476)
Other		–	–	–	(37)	(37)
IFRS		3,752	16	–	616	4,384

Reconciliation of equity at 31 December 2004 – Company

	Notes	Share capital and share premium $million	Capital & redemption reserve $million	Revaluation reserve $million	Retained earnings $million	Total equity $million
UK GAAP		3,802	16	4,408	209	8,435
Dividends	i	–	–	–	532	532
Share options and own shares	ii	–	–	–	(71)	(71)
Revaluation of investments in subsidiaries	iii	–	–	(4,408)	–	(4,408)
Other		–	–	–	24	24
IFRS		3,802	16	–	694	4,512

Notes to the Accounts continued

55. Transition to EU Adopted IFRS continued

Reconciliation of balance sheet at 31 December 2004 – Company

		2004 UK GAAP $million	Effects of transition to IFRS $million	2004 IFRS $million
Non–current assets				
Investments in subsidiary undertakings	iii	10,240	(5,948)	4,292
Current assets				
Amounts owed by subsidiary undertakings	iii	631	1,590	2,221
Taxation		126	80	206
Other		–	7	7
		757	1,677	2,434
Creditors: amounts due within one year				
Proposed dividend	i	524	(524)	–
Amounts owed to subsidiary undertakings	ii	442	176	618
Other creditors, including taxation		8	–	8
		974	(348)	626
Net current liabilities/assets		(217)	2,025	1,808
Total assets less current liabilities		10,023	(3,923)	6,100
Creditors: amounts due after more than one year				
Undated subordinated loan capital		1,588	–	1,588
		8,435	(3,923)	4,512
Equity				
Share Capital and share premium		3,802	–	3,802
Reserves and retained earnings		4,633	(3,923)	710
Total equity		8,435	(3,923)	4,512

i Dividends
IFRS only permits the accrual of dividend liabilities when an obligation arises i.e. when declared. Under UK GAAP the final dividend was accrued in the period to which it related even if declared after year end. The effect is to reverse the final dividend accrual of $532 million at 31 December 2004 and $439 million at 1 January 2004.

ii Share options and own shares
IFRS 2 requires the fair valuation of all share based payments for those awards made after November 2002 and had not vested at 1 January 2004. It also requires obligations to be recorded in equity for equity-settled awards rather than as liabilities. All share based payments made in the Group are settled by reference to the Company's ordinary shares. Accordingly, the Company has recorded, on transition, an inter company receivable from subsidiaries and a corresponding credit to reserves.

All shares held under the Group's employee share schemes by the Company's employee share ownership trusts are deducted from the Company's equity under IFRS.

iii Revaluation of investments in subsidiaries
Under UK GAAP the Group held its investment in subsidiaries at their net asset value and recorded a revaluation reserve for adjustments. This has been reversed under IFRS, returning the investment in subsidiaries to cost, less impairment.

Loans to subsidiaries of a capital nature have been reclassified from investments in subsidiaries to amounts owed by subsidiaries.

Explanation of material adjustments to the cash flow statement
Under UK GAAP, the Company was not required to, and did not, prepare a cash flow statement. Deposits with a maturity of less than three months, including loans to subsidiaries which are repayable on demand, were excluded from cash under UK GAAP. These are reclassified as cash equivalents under IFRSs.

Reconciliation of equity at 1 January 2005 – Company
The Company has taken advantage of the transitional arrangements of IFRS 1 not to restate 2004 comparatives for IAS 32 and 39. On 1 January 2005 the Company's £100 million $7\frac{3}{8}$ and £100 million $8\frac{1}{4}$ per cent irredeemable £1 preference shares (with a carrying amount of $375 million) were reclassified from equity to subordinated liabilities and other borrowed funds.

56. UK and Hong Kong Accounting Requirements

On 1 January 2005 the Group converted from UK GAAP to IFRS adopted for use by the EU. The consolidated financial statements of the Group for the year ended 31 December 2005, including 2004 comparatives, have been prepared accordingly, except that the 2004 comparatives exclude the effects of IAS 32 and 39. Where applicable for 2004, the principles of UK GAAP have been applied. On 1 January 2005 Hong Kong GAAP adopted an accounting standard on financial instruments similar to IAS 39. There would be no material differences between the accounting conventions except as set out below:

Investments in Securities

2004 IFRS excluding IAS 32/39

Securities, including equity shares and treasury bills, which are intended for use on a continuing basis are classified as investment securities. Investment securities are stated at cost less any provision for impairment. Where dated investment securities are purchased at a premium or a discount, these premiums or discounts are amortised through the income statement. Securities other than investment securities are classified as dealing securities and are stated at market value.

2004 Hong Kong GAAP

Under Hong Kong Statement of Standard Accounting Practice 24 – Accounting for Investments in Securities (SSAP24), investment securities classified as held-to-maturity securities are stated at amortised cost less any provision for diminution in value. Other securities, not intended to be held until maturity, are accounted for under the 'alternative' treatment. Under the alternative treatment securities are identified as either trading or non-trading. Trading securities are stated at fair value with changes in fair value recognised in the profit and loss account as they arise. Non-trading securities are stated at fair value with changes in fair value recognised in the revaluation reserve until disposal.

If the Group had prepared its 2004 comparative financial statements under Hong Kong SSAP24 there would have been a net charge to the profit and loss account for the year ended 31 December 2004 of $9 million, an increase in the book amount of investment in securities of $46 million as at 31 December 2004 and a credit to reserves of $32 million at 31 December 2004.

Supplementary Financial Information

Average Balance Sheets and Yield

The following tables set out the average balances and yields for Standard Chartered's assets and liabilities for the years ended 31 December 2005 and 31 December 2004. For the purpose of the following table, average balances have generally been determined on the basis of daily balances, except for certain categories, for which balances have been determined less frequently.

The Company does not believe that the information presented in this table would be significantly different had such balances been determined on a daily basis.

	2005			
	Average non interest earning balance $million	Average interest earning balance $million	Interest income $million	Gross yield %
Assets				
Cash, balances at central banks and cheques in course of collection	4,240	611	8	1.3
Treasury bills and other eligible bills	41	10,474	469	4.5
Gross loans and advances to banks	560	25,510	852	3.3
Gross loans and advances to customers	754	101,310	6,151	6.1
Provisions against loans and advances to banks and customers	(1,700)	–	–	–
Debt securities	131	32,717	1,270	3.9
Equity shares	499			
Property, plant and equipment	1,517			
Prepayments, accrued income and other assets	20,474			
Total average assets	26,516	170,622	8,750	5.1

	2004			
	Average non interest earning balance $million	Average interest earning balance $million	Interest income $million	Gross yield %
Assets				
Cash, balances at central banks and cheques in course of collection	1,899	211	3	1.4
Treasury bills and other eligible bills	–	5,296	254	4.8
Gross loans and advances to banks	1,167	18,882	491	2.6
Gross loans and advances to customers	484	67,088	3,563	5.3
Provisions against loans and advances to banks and customers	(1,875)	(579)	–	–
Debt securities	266	31,508	1,001	3.2
Equity shares	173			
Property, plant and equipment	812			
Prepayments, accrued income and other assets	10,083			
Total average assets	13,009	122,406	5,312	4.3

56. UK and Hong Kong Accounting Requirements

On 1 January 2005 the Group converted from UK GAAP to IFRS adopted for use by the EU. The consolidated financial statements of the Group for the year ended 31 December 2005, including 2004 comparatives, have been prepared accordingly, except that the 2004 comparatives exclude the effects of IAS 32 and 39. Where applicable for 2004, the principles of UK GAAP have been applied. On 1 January 2005 Hong Kong GAAP adopted an accounting standard on financial instruments similar to IAS 39. There would be no material differences between the accounting conventions except as set out below:

Investments in Securities

2004 IFRS excluding IAS 32/39

Securities, including equity shares and treasury bills, which are intended for use on a continuing basis are classified as investment securities. Investment securities are stated at cost less any provision for impairment. Where dated investment securities are purchased at a premium or a discount, these premiums or discounts are amortised through the income statement. Securities other than investment securities are classified as dealing securities and are stated at market value.

2004 Hong Kong GAAP

Under Hong Kong Statement of Standard Accounting Practice 24 – Accounting for Investments in Securities (SSAP24), investment securities classified as held-to-maturity securities are stated at amortised cost less any provision for diminution in value. Other securities, not intended to be held until maturity, are accounted for under the 'alternative' treatment. Under the alternative treatment securities are identified as either trading or non-trading. Trading securities are stated at fair value with changes in fair value recognised in the profit and loss account as they arise. Non-trading securities are stated at fair value with changes in fair value recognised in the revaluation reserve until disposal.

If the Group had prepared its 2004 comparative financial statements under Hong Kong SSAP24 there would have been a net charge to the profit and loss account for the year ended 31 December 2004 of $9 million, an increase in the book amount of investment in securities of $46 million as at 31 December 2004 and a credit to reserves of $32 million at 31 December 2004.

Supplementary Financial Information

Average Balance Sheets and Yield

The following tables set out the average balances and yields for Standard Chartered's assets and liabilities for the years ended 31 December 2005 and 31 December 2004. For the purpose of the following table, average balances have generally been determined on the basis of daily balances, except for certain categories, for which balances have been determined less frequently.

The Company does not believe that the information presented in this table would be significantly different had such balances been determined on a daily basis.

	2005			
	Average non interest earning balance $million	Average interest earning balance $million	Interest income $million	Gross yield %
Assets				
Cash, balances at central banks and cheques in course of collection	4,240	611	8	1.3
Treasury bills and other eligible bills	41	10,474	469	4.5
Gross loans and advances to banks	560	25,510	852	3.3
Gross loans and advances to customers	754	101,310	6,151	6.1
Provisions against loans and advances to banks and customers	(1,700)	–	–	–
Debt securities	131	32,717	1,270	3.9
Equity shares	499			
Property, plant and equipment	1,517			
Prepayments, accrued income and other assets	20,474			
Total average assets	26,516	170,622	8,750	5.1

	2004			
	Average non interest earning balance $million	Average interest earning balance $million	Interest income $million	Gross yield %
Assets				
Cash, balances at central banks and cheques in course of collection	1,899	211	3	1.4
Treasury bills and other eligible bills	–	5,296	254	4.8
Gross loans and advances to banks	1,167	18,882	491	2.6
Gross loans and advances to customers	484	67,088	3,563	5.3
Provisions against loans and advances to banks and customers	(1,875)	(579)	–	–
Debt securities	266	31,508	1,001	3.2
Equity shares	173			
Property, plant and equipment	812			
Prepayments, accrued income and other assets	10,083			
Total average assets	13,009	122,406	5,312	4.3

Average Balance Sheets and Yield continued

	2005			
	Average non-interest bearing balance $million	Average interest bearing balance $million	Interest expense $million	Rate paid %
Liabilities				
Non-interest bearing current and demand accounts	12,976			
Interest bearing current and demand accounts	–	32,460	516	1.6
Savings deposits	123	7,400	97	1.3
Time deposits	589	75,937	2,493	3.3
Other deposits	270	2,262	84	3.7
Debt securities in issue	(109)	22,504	703	3.1
Accruals, deferred income and other liabilities	23,881	–	–	–
Subordinated liabilities:				
Undated loan capital	–	3,990	195	4.9
Dated loan capital	–	6,812	327	4.8
Minority interests	227			
Shareholders' funds	9,956			
Total average liabilities and shareholders' funds	47,913	151,365	4,415	2.9
Net yield				2.2
Net interest margin				2.5

	2004			
	Average non-interest bearing balance $million	Average interest bearing balance $million	Interest expense $million	Rate paid %
Liabilities				
Non-interest bearing current and demand accounts	10,876			
Interest bearing current and demand accounts	–	26,149	191	0.7
Savings deposits	121	5,607	68	1.2
Time deposits	243	54,482	1,205	2.2
Other deposits	288	2,758	123	4.5
Debt securities in issue	–	11,286	179	1.6
Accruals, deferred income and other liabilities	9,361	–	–	–
Subordinated liabilities:				
Undated loan capital	–	1,577	36	2.3
Dated loan capital	–	4,467	328	7.4
Minority interests	8			
Shareholders' funds	8,257			
Total average liabilities and shareholders' funds	29,154	106,326	2,130	2.0
Net yield				2.3
Net interest margin				2.6

Supplementary Financial Information continued

Volume and Price Variances

The following table analyses the estimated change in Standard Chartered's net interest income attributable to changes in the average volume of interest-earning assets and interest-bearing liabilities and changes in their respective interest rates for the periods presented. Volume and rate variances have been determined based on movements in average balances and average exchange rates over the period and changes in interest rates on average interest-earning assets and average interest-bearing liabilities. Variances caused by changes in both volume and rate have been allocated to changes in volume.

	2005 versus 2004		
	Increase/(decrease) in interest due to:		Net increase/(decrease) in interest $million
	Volume $million	Rate $million	
Interest earning assets			
Cash and unrestricted balances at central banks	5	–	5
Treasury bills and other eligible bills	232	(17)	215
Loans and advances to banks	221	140	361
Loans and advances to customers	2,078	510	2,588
Debt securities and equity shares	47	222	269
Total interest earning assets	2,583	855	3,438
Interest bearing liabilities			
Dated subordinated loan capital	113	(113)	–
Undated subordinated loan capital	118	41	159
Interest bearing current and demand accounts	100	225	325
Savings deposits	24	5	29
Time deposits	704	583	1,287
Other deposits	(18)	(21)	(39)
Debt securities in issue	350	174	524
Total interest bearing liabilities	1,391	894	2,285

	2004 versus 2003*		
	Increase/(decrease) in interest due to:		Net increase/(decrease) in interest $million
	Volume $million	Rate $million	
Interest earning assets			
Cash and unrestricted balances at central banks	–	–	–
Treasury bills and other eligible bills	(2)	34	32
Loans and advances to banks	50	65	115
Loans and advances to customers	340	(131)	209
Debt securities and equity shares	76	10	86
Total interest earning assets	464	(22)	442
Interest bearing liabilities			
Dated subordinated loan capital	72	(10)	62
Undated subordinated loan capital	1	7	8
Interest bearing current and demand accounts	18	(29)	(11)
Savings deposits	14	(14)	–
Time deposits	72	115	187
Other deposits	41	(32)	9
Debt securities in issue	9	(22)	(13)
Total interest bearing liabilities	227	15	242

* The 2004 versus 2003 analysis is per UK GAAP and is not restated under IFRSs as 2003 comparatives are not available.

Average Balance Sheets and Yield continued

	2005			
	Average non-interest bearing balance $million	Average interest bearing balance $million	Interest expense $million	Rate paid %
Liabilities				
Non-interest bearing current and demand accounts	12,976			
Interest bearing current and demand accounts	–	32,460	516	1.6
Savings deposits	123	7,400	97	1.3
Time deposits	589	75,937	2,493	3.3
Other deposits	270	2,262	84	3.7
Debt securities in issue	(109)	22,504	703	3.1
Accruals, deferred income and other liabilities	23,881	–	–	–
Subordinated liabilities:				
Undated loan capital	–	3,990	195	4.9
Dated loan capital	–	6,812	327	4.8
Minority interests	227			
Shareholders' funds	9,956			
Total average liabilities and shareholders' funds	47,913	151,365	4,415	2.9
Net yield				2.2
Net interest margin				2.5

	2004			
	Average non-interest bearing balance $million	Average interest bearing balance $million	Interest expense $million	Rate paid %
Liabilities				
Non-interest bearing current and demand accounts	10,876			
Interest bearing current and demand accounts	–	26,149	191	0.7
Savings deposits	121	5,607	68	1.2
Time deposits	243	54,482	1,205	2.2
Other deposits	288	2,758	123	4.5
Debt securities in issue	–	11,286	179	1.6
Accruals, deferred income and other liabilities	9,361	–	–	–
Subordinated liabilities:				
Undated loan capital	–	1,577	36	2.3
Dated loan capital	–	4,467	328	7.4
Minority interests	8			
Shareholders' funds	8,257			
Total average liabilities and shareholders' funds	29,154	106,326	2,130	2.0
Net yield				2.3
Net interest margin				2.6

Supplementary Financial Information continued

Volume and Price Variances

The following table analyses the estimated change in Standard Chartered's net interest income attributable to changes in the average volume of interest-earning assets and interest-bearing liabilities and changes in their respective interest rates for the periods presented. Volume and rate variances have been determined based on movements in average balances and average exchange rates over the period and changes in interest rates on average interest-earning assets and average interest-bearing liabilities. Variances caused by changes in both volume and rate have been allocated to changes in volume.

	2005 versus 2004		
	Increase/(decrease) in interest due to:		Net increase/(decrease) in interest $million
	Volume $million	Rate $million	
Interest earning assets			
Cash and unrestricted balances at central banks	5	–	5
Treasury bills and other eligible bills	232	(17)	215
Loans and advances to banks	221	140	361
Loans and advances to customers	2,078	510	2,588
Debt securities and equity shares	47	222	269
Total interest earning assets	2,583	855	3,438
Interest bearing liabilities			
Dated subordinated loan capital	113	(113)	–
Undated subordinated loan capital	118	41	159
Interest bearing current and demand accounts	100	225	325
Savings deposits	24	5	29
Time deposits	704	583	1,287
Other deposits	(18)	(21)	(39)
Debt securities in issue	350	174	524
Total interest bearing liabilities	1,391	894	2,285

	2004 versus 2003*		
	Increase/(decrease) in interest due to:		Net increase/(decrease) in interest $million
	Volume $million	Rate $million	
Interest earning assets			
Cash and unrestricted balances at central banks	–	–	–
Treasury bills and other eligible bills	(2)	34	32
Loans and advances to banks	50	65	115
Loans and advances to customers	340	(131)	209
Debt securities and equity shares	76	10	86
Total interest earning assets	464	(22)	442
Interest bearing liabilities			
Dated subordinated loan capital	72	(10)	62
Undated subordinated loan capital	1	7	8
Interest bearing current and demand accounts	18	(29)	(11)
Savings deposits	14	(14)	–
Time deposits	72	115	187
Other deposits	41	(32)	9
Debt securities in issue	9	(22)	(13)
Total interest bearing liabilities	227	15	242

* The 2004 versus 2003 analysis is per UK GAAP and is not restated under IFRSs as 2003 comparatives are not available.

Five Year Summary

	2005 $million	*2004 $million	**2003 $million	**2002 $million	**2001 $million
Operating profit before provisions	3,050	2,533	2,097	1,982	1,820
Impairment losses on loans and advances and other credit risk provisions	(319)	(214)	(536)	(712)	(731)
Amounts written off fixed asset investments	(50)	(68)	(11)	(8)	-
Profit before taxation	2,681	2,251	1,550	1,262	1,089
Profit attributable to shareholders	1,946	1,578	1,024	844	699
Loans and advances to banks	21,701	16,687	13,354	16,001	19,578
Loans and advances to customers	111,791	72,019	59,744	57,009	53,005
Total assets	215,096	147,124	120,202	112,953	107,535
Deposits by banks	18,834	15,162	10,924	10,850	11,688
Customer accounts	119,931	85,093	73,767	71,626	67,855
Shareholders' funds	11,882	9,105	7,529	7,270	7,538
Total capital resources[1]	22,682	16,837	14,110	12,974	12,959
Information per ordinary share					
Basic earnings per share	148.5c	129.6c	82.0c	57.6c	55.9c
Normalised earning per share[2]	153.7c	124.6c	90.1c	74.9c	66.3c
Dividends per share	64.0c	57.5c	52.0c	47.0c	41.92c
Net asset value per share	897.3c	719.0c	588.0c	569.8c	555.3c
Ratios					
Return on ordinary shareholders' equity-normalised basis[2]	18.0%	18.6%	15.7%	13.4%	12.0%
Basic cost-income ratio	55.5%	52.9%	55.8%	56.3%	58.9%
Cost-income ratio – normalised basis[2]	54.5%	54.0%	53.6%	53.6%	55.8%
Capital ratios:					
Tier 1 capital	7.7%	8.6%	8.6%	8.3%	9.0%
Total capital	13.6%	15.0%	14.5%	14.2%	16.2%

1 Shareholders' funds, minority interests and subordinated loan capital.

2 Results on a normalised basis reflect the Group's results, excluding profits and losses of a capital nature, charges for restructuring and profits and losses on repurchase of share capital.

* IFRSs (excluding IAS 32 and 39).

** UK GAAP.

Principal Group Addresses

Head Office
Standard Chartered PLC
1 Aldermanbury Square,
London EC2V 7SB
Telephone:
+44 (0) 20 7280 7500

Afghanistan
Standard Chartered Bank
House No. 10, Street 10B
Wazir Akbar Khan
Kabul, Afghanistan
Tel: +93 20 210 3900
Country Chief Executive Officer:
Joseph Silvanus

Australia
Standard Chartered Bank
Level 1, 345 George Street,
Sydney, New South Wales 2000
(Postal address: GPO Box 7042,
Sydney, NSW2001), Australia
Telephone: +61 (02) 9232 9333
Country Chief Executive Officer:
Allen Clennar

Bahrain
Standard Chartered Bank
Government Road,
PO Box 29, Manama, Bahrain
Telephone: +973 1722 3636
Chief Executive Officer and
Regional Head of Northern Gulf
and Levant: Martin Fish

Bangladesh
Standard Chartered Bank
GPO Box 502
Hadi Mansion
2 Dilkusha C/A, Dhaka – 1000,
Bangladesh
Telephone: +880 (02) 955 0181
Country Chief Executive Officer:
Osman Morad

Botswana
Standard Chartered Bank
Botswana Limited
PO Box 496 Gaborone,
5th Floor, Standard House,
Queens Road, The Main Mall,
Botswana
Telephone: +267 360 1500
Country Chief Executive Officer:
Nigel R. Jones

Brunei
Standard Chartered Bank
51–55 Jalan Sultan, Bandar Seri
Begawan BS8811,
(Postal address:
PO Box 186, BS8670),
Brunei Darussalam
Telephone: +673 236 6000
Country Chief Executive Officer:
Shalini Warrier

Cameroon
Standard Chartered Bank
Cameroon S.A.
Boulevard de la Liberté,
BP 1784, Douala,
Cameroon
Telephone: +237 343 5200
Country Chief Executive Officer:
Paul Sagnia

China
Standard Chartered Bank
28/F China Merchants Tower,
161 East Lu Jia Zui Road, Pudong
Shanghai 200120, China
Telephone: +86 21 3896 3000
Country Chief Executive Officer:
Katherine Tsang

Hong Kong SAR
Standard Chartered Bank
(Hong Kong) Limited
Standard Chartered Bank Building,
4–4A Des Voeux Road Central,
GPO Box 21, Hong Kong
Telephone: +852 2820 3333
Executive Director and Chief
Executive Officer
Standard Chartered Bank
(Hong Kong) Limited:
Peter Sullivan

Falkland Islands
Standard Chartered Bank
PO Box 597, Ross Road,
Stanley, Falkland Islands
Telephone: +500 22220/21352
Country Chief Executive Officer:
Nick Hutton

The Gambia
Standard Chartered Bank
Gambia PLC
Box 259, 8 Ecowas Avenue,
Banjul, The Gambia
Telephone: +220 4225688
Country Chief Executive Officer:
Onesimo Jacob Mukumba

Ghana
Standard Chartered Bank
Ghana Limited
Head Office, High Street
Building, Accra, PO Box 768,
Accra, Ghana
Telephone:
+233 (021) 664 591–8
Country Chief Executive Officer
and Area General Manager,
Central and West Africa:
Ebenezer Essoka

India
Standard Chartered Bank
90 Mahatma Gandhi Road,
PO Box 725,
Mumbai 400 001, India
Telephone: +91 (022) 2267 0162
Regional General Manager,
South East and South Asia:
Jaspal Bindra
Country Chief Executive Officer:
Neeraj Swaroop

Indonesia
Standard Chartered Bank
Wisma Standard
Chartered Bank,
Jl. Jend. Sudirman Kav. 33–A,
Jakarta 10220,
(Postal address: PO Box 57
JKWK Jakarta 10350), Indonesia
Telephone: +62 (21) 57 999 000
Country Chief Executive Officer:
Simon Morris

Iran
Standard Chartered Iran Limited
Apartment #3, Koushyar
Building (#40), Negar Street,
Vali-Asr Avenue,
Tehran 19698, Iran
Telephone: +98 21 8888 1918
Country Chief Executive Officer:
Mohammed Sarrafzadeh

Ivory Coast
Standard Chartered Bank
Côte d'Ivoire SA
23 Boulevard de la République,
17 BP 1141, Abidjan 17,
Côte d'Ivoire
Telephone: +225 20 30 32 00
Country Chief Executive Officer:
Serge Philippe Bailly

Japan
Standard Chartered Bank
21st Floor Sanno Park Tower,
2-11-1, Nagatacho, Chiyoda Ku
Tokyo, 100-6155, Japan
Telephone: +81 (0) 3 5511 1200
Country Chief Executive Officer:
Mark Devadason

Jersey
Standard Chartered
(Jersey) Limited
PO Box 80, 15 Castle Street,
St Helier, Jersey JE4 8PT
Telephone: +44 (0) 1534 704 000
Country Chief Executive Officer:
Alison McFadyen

Jordan
Standard Chartered Bank
PO Box 9997, Shmeissani
Amman 11191, Jordan
Telephone: +962 (06) 5607 201
Ext 411
Chief Executive Officer,
The Levant: Christopher Knight

Kenya
Standard Chartered Bank
Kenya Limited
Moi Avenue, Box 30003-00100
GPO, Nairobi, Kenya
Telephone:
+254 (020) 329 3000
Country Chief Executive Officer
and General Manager,
East Africa: Michael C Hart

Lebanon
Standard Chartered Bank sal
Dbayeh 509 Building, Dbayeh
Highway, PO Box 70216
Antelias, Lebanon
Telephone: +961 4 542474
Country Chief Executive Officer:
Aamir Hussain

Macau
8/F Office Tower,
Macau Landmark,
555 Av. da Amizade,
ZAPE Macau S.A.R.
Telephone: +853 786111
Country Branch Manager:
Henry Brockman

Malaysia
Standard Chartered Bank
Malaysia Berhad
Menera Standard Chartered,
No 30 Jalan Sultan Ismail,
50250 Kuala Lumpur,
(Postal address:
PO Box 11001,
50732 Kuala Lumpur),
Malaysia
Telephone: +603 2117 7777
Country Chief Executive Officer:
Shayne K Nelson

Mauritius
Standard Chartered Bank
(Mauritius) Limited
8/F Happy World House
37 Sir William Newton Street
Port Louis, Mauritius
Telephone: +230 213 9000
Country Chief Executive Officer:
Geoffrey Buchanan

Nepal
Standard Chartered Bank
Nepal Limited
GPO Box 3990,
Naya Baneshwar,
Kathmandu, Nepal
Telephone:
+977 14783 753/4782 333
Country Chief Executive Officer:
Sujit Mundal

Nigeria
Standard Chartered Bank
Nigeria Limited
Plot 105b,
Ajose Adeogun Street,
Victoria Island,
Lagos, Nigeria
(Postal address: P.M.B. 80038,
Victoria Island, Lagos, Nigeria)
Telephone: +234 (0) 1270
0025/270 2145/320 1659
Country Chief Executive Officer:
Simon J Millett

Oman
Standard Chartered Bank
PO Box 2353,
PC 112, Bait Al Falaj Street,
Ruwi, Sultanate of Oman
Telephone: +968 24704 484
Country Chief Executive Officer:
Ravneet Chowdhury

Pakistan
Standard Chartered Bank
PO Box 5556,
I. I. Chundrigar
Road, Karachi 74000,
Pakistan
Telephone: +92 (21) 241 2671
Country Chief Executive Officer:
Badar Kazmi

Philippines
Standard Chartered Bank
6788 Ayala Avenue,
Makati City, Philippines 1226
Telephone: +632 886 7888
Country Chief Executive Officer:
Eugene Ellis

Five Year Summary

	2005 $million	*2004 $million	**2003 $million	**2002 $million	**2001 $million
Operating profit before provisions	3,050	2,533	2,097	1,982	1,820
Impairment losses on loans and advances and other credit risk provisions	(319)	(214)	(536)	(712)	(731)
Amounts written off fixed asset investments	(50)	(68)	(11)	(8)	–
Profit before taxation	2,681	2,251	1,550	1,262	1,089
Profit attributable to shareholders	1,946	1,578	1,024	844	699
Loans and advances to banks	21,701	16,687	13,354	16,001	19,578
Loans and advances to customers	111,791	72,019	59,744	57,009	53,005
Total assets	215,096	147,124	120,202	112,953	107,535
Deposits by banks	18,834	15,162	10,924	10,850	11,688
Customer accounts	119,931	85,093	73,767	71,626	67,855
Shareholders' funds	11,882	9,105	7,529	7,270'	7,538
Total capital resources[1]	22,682	16,837	14,110	12,974	12,959
Information per ordinary share					
Basic earnings per share	148.5c	129.6c	82.0c	57.6c	55.9c
Normalised earning per share[2]	153.7c	124.6c	90.1c	74.9c	66.3c
Dividends per share	64.0c	57.5c	52.0c	47.0c	41.92c
Net asset value per share	897.3c	719.0c	568.0c	569.8c	555.3c
Ratios					
Return on ordinary shareholders' equity-normalised basis[2]	18.0%	18.6%	15.7%	13.4%	12.0%
Basic cost-income ratio	55.5%	52.9%	55.8%	56.3%	58.9%
Cost-income ratio – normalised basis[2]	54.5%	54.0%	53.6%	53.6%	55.8%
Capital ratios:					
Tier 1 capital	7.7%	8.6%	8.6%	8.3%	9.0%
Total capital	13.6%	15.0%	14.5%	14.2%	16.2%

1 Shareholders' funds, minority interests and subordinated loan capital.

2 Results on a normalised basis reflect the Group's results, excluding profits and losses of a capital nature, charges for restructuring and profits and losses on repurchase of share capital.

* IFRSs (excluding IAS 32 and 39).

** UK GAAP.

Principal Group Addresses

Head Office
Standard Chartered PLC
1 Aldermanbury Square,
London EC2V 7SB
Telephone:
+44 (0) 20 7280 7500

Afghanistan
Standard Chartered Bank
House No. 10, Street 10B
Wazir Akbar Khan
Kabul, Afghanistan
Tel: +93 20 210 3900
Country Chief Executive Officer:
Joseph Silvanus

Australia
Standard Chartered Bank
Level 1, 345 George Street,
Sydney, New South Wales 2000
(Postal address: GPO Box 7042,
Sydney, NSW2001), Australia
Telephone: +61 (02) 9232 9333
Country Chief Executive Officer:
Allen Clennar

Bahrain
Standard Chartered Bank
Government Road,
PO Box 29, Manama, Bahrain
Telephone: +973 1722 3636
Chief Executive Officer and
Regional Head of Northern Gulf
and Levant: Martin Fish

Bangladesh
Standard Chartered Bank
GPO Box 502
Hadi Mansion
2 Dilkusha C/A, Dhaka – 1000,
Bangladesh
Telephone: +880 (02) 955 0181
Country Chief Executive Officer:
Osman Morad

Botswana
Standard Chartered Bank
Botswana Limited
PO Box 496 Gaborone,
5th Floor, Standard House,
Queens Road, The Main Mall,
Botswana
Telephone: +267 360 1500
Country Chief Executive Officer:
Nigel R. Jones

Brunei
Standard Chartered Bank
51–55 Jalan Sultan, Bandar Seri
Begawan BS8811,
(Postal address:
PO Box 186, BS8670),
Brunei Darussalam
Telephone: +673 236 6000
Country Chief Executive Officer:
Shalini Warrier

Cameroon
Standard Chartered Bank
Cameroon S.A.
Boulevard de la Liberté,
BP 1784, Douala,
Cameroon
Telephone: +237 343 5200
Country Chief Executive Officer:
Paul Sagnia

China
Standard Chartered Bank
28/F China Merchants Tower,
161 East Lu Jia Zui Road, Pudong
Shanghai 200120, China
Telephone: +86 21 3896 3000
Country Chief Executive Officer:
Katherine Tsang

Hong Kong SAR
Standard Chartered Bank
(Hong Kong) Limited
Standard Chartered Bank Building,
4–4A Des Voeux Road Central,
GPO Box 21, Hong Kong
Telephone: +852 2820 3333
Executive Director and Chief
Executive Officer
Standard Chartered Bank
(Hong Kong) Limited:
Peter Sullivan

Falkland Islands
Standard Chartered Bank
PO Box 597, Ross Road,
Stanley, Falkland Islands
Telephone: +500 22220/21352
Country Chief Executive Officer:
Nick Hutton

The Gambia
Standard Chartered Bank
Gambia PLC
Box 259, 8 Ecowas Avenue,
Banjul, The Gambia
Telephone: +220 4225688
Country Chief Executive Officer:
Onesimo Jacob Mukumba

Ghana
Standard Chartered Bank
Ghana Limited
Head Office, High Street
Building, Accra, PO Box 768,
Accra, Ghana
Telephone:
+233 (021) 664 591–8
Country Chief Executive Officer
and Area General Manager,
Central and West Africa:
Ebenezer Essoka

India
Standard Chartered Bank
90 Mahatma Gandhi Road,
PO Box 725,
Mumbai 400 001, India
Telephone: +91 (022) 2267 0162
Regional General Manager,
South East and South Asia:
Jaspal Bindra
Country Chief Executive Officer:
Neeraj Swaroop

Indonesia
Standard Chartered Bank
Wisma Standard
Chartered Bank,
Jl. Jend. Sudirman Kav. 33–A,
Jakarta 10220,
(Postal address: PO Box 57
JKWK Jakarta 10350), Indonesia
Telephone: +62 (21) 57 999 000
Country Chief Executive Officer:
Simon Morris

Iran
Standard Chartered Iran Limited
Apartment #3, Koushyar
Building (#40), Negar Street,
Vali-Asr Avenue,
Tehran 19698, Iran
Telephone: +98 21 8888 1918
Country Chief Executive Officer:
Mohammed Sarrafzadeh

Ivory Coast
Standard Chartered Bank
Côte d'Ivoire SA
23 Boulevard de la République,
17 BP 1141, Abidjan 17,
Côte d'Ivoire
Telephone: +225 20 30 32 00
Country Chief Executive Officer:
Serge Philippe Bailly

Japan
Standard Chartered Bank
21st Floor Sanno Park Tower,
2-11-1, Nagatacho, Chiyoda Ku
Tokyo, 100-6155, Japan
Telephone: +81 (0) 3 5511 1200
Country Chief Executive Officer:
Mark Devadason

Jersey
Standard Chartered
(Jersey) Limited
PO Box 80, 15 Castle Street,
St Helier, Jersey JE4 8PT
Telephone: +44 (0) 1534 704 000
Country Chief Executive Officer:
Alison McFadyen

Jordan
Standard Chartered Bank
PO Box 9997, Shmeissani
Amman 11191, Jordan
Telephone: +962 (06) 5607 201
Ext 411
Chief Executive Officer,
The Levant: Christopher Knight

Kenya
Standard Chartered Bank
Kenya Limited
Moi Avenue, Box 30003–00100
GPO, Nairobi, Kenya
Telephone:
+254 (020) 329 3000
Country Chief Executive Officer
and General Manager,
East Africa: Michael C Hart

Lebanon
Standard Chartered Bank sal
Dbayeh 509 Building, Dbayeh
Highway, PO Box 70216
Antelias, Lebanon
Telephone: +961 4 542474
Country Chief Executive Officer:
Aamir Hussain

Macau
8/F Office Tower,
Macau Landmark,
555 Av. da Amizade,
ZAPE Macau S.A.R.
Telephone: +853 786111
Country Branch Manager:
Henry Brockman

Malaysia
Standard Chartered Bank
Malaysia Berhad
Menera Standard Chartered,
No 30 Jalan Sultan Ismail,
50250 Kuala Lumpur,
(Postal address:
PO Box 11001,
50732 Kuala Lumpur),
Malaysia
Telephone: +603 2117 7777
Country Chief Executive Officer:
Shayne K Nelson

Mauritius
Standard Chartered Bank
(Mauritius) Limited
8/F Happy World House
37 Sir William Newton Street
Port Louis, Mauritius
Telephone: +230 213 9000
Country Chief Executive Officer:
Geoffrey Buchanan

Nepal
Standard Chartered Bank
Nepal Limited
GPO Box 3990,
Naya Baneshwar,
Kathmandu, Nepal
Telephone:
+977 14783 753/4782 333
Country Chief Executive Officer:
Sujit Mundal

Nigeria
Standard Chartered Bank
Nigeria Limited
Plot 105b,
Ajose Adeogun Street,
Victoria Island,
Lagos, Nigeria
(Postal address: P.M.B. 80038,
Victoria Island, Lagos, Nigeria)
Telephone: +234 (0) 1270
0025/270 2145/320 1659
Country Chief Executive Officer:
Simon J Millett

Oman
Standard Chartered Bank
PO Box 2353,
PC 112, Bait Al Falaj Street,
Ruwi, Sultanate of Oman
Telephone: +968 24704 484
Country Chief Executive Officer:
Ravneet Chowdhury

Pakistan
Standard Chartered Bank
PO Box 5556,
I. I. Chundrigar
Road, Karachi 74000,
Pakistan
Telephone: +92 (21) 241 2671
Country Chief Executive Officer:
Badar Kazmi

Philippines
Standard Chartered Bank
6788 Ayala Avenue,
Makati City, Philippines 1226
Telephone: +632 886 7888
Country Chief Executive Officer:
Eugene Ellis

Qatar
Standard Chartered Bank
Abdullah Bin Jassim Street,
PO Box 29, Doha,
State of Qatar
Telephone: +974 441 4252
Country Chief Executive Officer:
Kris Babici

Republic of Korea (South Korea)
Standard Chartered First Bank
Korea Limited
100 Kongpyung-dong,
Chongro-gu, Seoul
110-702 Korea
Telephone: +82 2 3702 3114
Country Chief Executive Officer:
John Filmeridis

Sierra Leone
Standard Chartered Bank
Sierra Leone Limited
Head Office 9 & 11, Lightfoot
Boston Street, PO Box 1155,
Freetown, Sierra Leone
Telephone: +232 (0) 22 226220/
225021
Country Chief Executive Officer:
Lamin K Manjang

Singapore
Standard Chartered Bank
6 Battery Road, Singapore
049909
(Postal address: PO Box 1901,
Singapore 903801)
Telephone: +65 6 225 8888
Country Chief Executive Officer:
Lim Cheng Teck

South Africa
Standard Chartered Bank
3rd Floor, 2 Merchant Place, 1
Fredman Drive, PO Box 782080,
Sandton, 2196, Gauteng,
South Africa
Telephone: +27 (0) 11 217 6600
Country Chief Executive Officer:
A. Christopher M. Low

Sri Lanka
Standard Chartered Bank
37 York Street, PO Box 112,
Colombo 1, Sri Lanka
Telephone: +94 (1) 2480 000
Country Chief Executive Officer:
Vishnu Mohan

Taiwan
Standard Chartered Bank
168 Tun Hwa North Road,
Taipei 10549, Taiwan
Telephone: +886 (02) 2716
6261/2717 2866
Country Chief Executive Officer:
Roland Teo

Tanzania
Standard Chartered Bank
Tanzania Limited
1st Floor, International House,
Shaaban Robert Street and
Garden Avenue, PO Box 9011,
Dar es Salaam, Tanzania
Telephone: +255 22 2122 160
Country Chief Executive Officer:
Hemen Shah

Thailand
Standard Chartered Bank (Thai)
Public Company Limited
90 North Sathorn Road, Silom,
Bangkok 10500, Thailand
Telephone: +662 724 4000
Country Chief Executive Officer:
Foo Mee Har

Uganda
Standard Chartered Bank
Uganda Limited
5 Speke Road, Kampala,
(Postal address: PO Box 7111,
Kampala), Uganda
Telephone: +256 41 258 211/7
Country Chief Executive Officer:
David D Cutting

United Arab Emirates
Standard Chartered Bank
PO Box 999, Al Mankhool Street
Dubai, United Arab Emirates
Telephone: +971 4 352 0455
Country Chief Executive Officer:
David Proctor

United Kingdom
Standard Chartered Bank
1 Aldermanbury Square,
London EC2V 7SB
Telephone:
+44 (0) 20 7280 7500
Chief Executive Officer, Europe:
Brendon Hopkins

United States of America
Standard Chartered Bank
One Madison Avenue,
New York, NY 10010, USA
Telephone: +1 (212) 667 0700
Country Chief Executive Officer:
Ray Ferguson

Vietnam
Standard Chartered Bank
Hanoi Towers, Unit 8-01,
49 Hai Ba Trung Street,
Hanoi, Vietnam
Telephone: +84 (04) 825 8970
Country Chief Executive Officer:
Ashok Sud

Zambia
Standard Chartered Bank
Zambia PLC
Standard House,
PO Box 32238, Cairo Road,
Lusaka10101, Zambia
Telephone:
+260 1 229 242 50
Country Chief Executive Officer:
Thomas Aaker

Zimbabwe
Standard Chartered Bank
Zimbabwe Limited
Old Mutual Centre,
Cnr. 3rd Street/Jason Moyo
Avenue, PO Box 373, Harare
Zimbabwe
Telephone: +263 (4) 752852/9,
753212/5, 253801/9
Country Chief Executive Officer:
Washington Matsaira

Representatives offices

Argentina
Telephone: +54 11 4875 0500

Bahamas
(Contact the New York office)
Telephone: +1 212 667 0700

Brazil
Telephone: +55 11 3371 0150

Cambodia
Telephone:
+855 23 216 685/212 729

Colombia
Telephone: +571 326 4030

Laos
Telephone: +856 2141 4422

Mexico
Telephone: +52 55 5387 1300

Peru
Telephone: + 51 (1) 710 8000

Turkey
Telephone: +90 212 283 4031

Venezuela
Telephone: +58 212 993 0522

Standard Chartered branches and corporate offices:

Afghanistan	1
Argentina	1
Australia	1
Bahamas	1
Bahrain	5
Bangladesh	25
Botswana	11
Brazil	1
Brunei	7
Cambodia	1
Cameroon	3
China	18
Hong Kong SAR	70
Colombia	1
Falkland Islands	1
The Gambia	5
Ghana	19
India	89
Indonesia	323
Iran	2
Ivory Coast	4
Japan	2
Jersey	1
Jordan	7
Kenya	28
Laos	1
Lebanon	5
Macau	1
Malaysia	32
Mauritius	1
Mexico	1
Nepal	13
Nigeria	5
Oman	1
Pakistan	44
Peru	1
Philippines	6
Qatar	3
Republic of Korea (South Korea)	407
Sierra Leone	3
Singapore	19
South Africa	1
Sri Lanka	10
Taiwan	3
Tanzania	6
Thailand	41
Turkey	1
Uganda	5
United Arab Emirates	12
United Kingdom	5
United States of America	1
Venezuela	1
Vietnam	2
Zambia	15
Zimbabwe	26

Shareholder Information

Dividend and Interest Payment Dates

Ordinary shares	Final dividend	Interim dividend (provisional only)
Results and dividend announced	2 March 2006	8 August 2006
Ex dividend date	8 March 2006	16 August 2006
Record date for dividend	10 March 2006	18 August 2006
Last date to elect for share dividend or to change standing instructions	21 April 2006	25 September 2006
Dividend payment date	12 May 2006	11 October 2006

Preference shares	1st half yearly dividend	2nd half yearly dividend
7³/₈ per cent Non-Cumulative Irredeemable preference shares of £1 each	1 April 2006	1 October 2006
8¹/₄ per cent Non-Cumulative Irredeemable preference shares of £1 each	1 April 2006	1 October 2006
8.9 per cent Non-Cumulative preference shares of $5 each: dividends paid on the 1st of each calendar quarter.		

Annual General Meeting
The Annual General Meeting will be held at 12 noon (UK time) (7.00pm Hong Kong time) on Thursday 4 May 2006 at the Merchant Taylors' Hall, 30 Threadneedle Street, London EC2R 8JB. Details of the business to be transacted at the AGM are included in the accompanying Chairman's letter to shareholders.

Details of voting at the Company's AGMs and of proxy votes cast can be found on our website: www.standardchartered.com.

Interim Results
The interim results will be announced to the London Stock Exchange, the Stock Exchange of Hong Kong and put on our website: www.standardchartered.com.

ShareCare
ShareCare is available to shareholders on the United Kingdom register who have a United Kingdom address and bank account, and allows you to hold your Standard Chartered shares in a nominee account. Your shares can be held in electronic form so you will no longer have to worry about keeping your share certificates safe. If you join ShareCare you will still be invited to attend the Company's AGM and you will still receive your dividend at the same time as everyone else. ShareCare is free to join and there are no annual fees to pay. If you would like to receive more information please contact the shareholder helpline on 0870 702 0138.

Previous Dividend Payments

Dividend and financial year	Payment date	Dividend per ordinary share	Cost of one new ordinary share under share dividend scheme
Interim 1998	16 October 1998	6.25p	587.2p
Final 1998	28 May 1999	14.50p	889.5p
Interim 1999	15 October 1999	6.75p	860.8p
Final 1999	26 May 2000	16.10p	797.9p
Interim 2000	13 October 2000	7.425p	974.3p
Final 2000	25 May 2001	17.71p	No offer
Interim 2001	12 October 2001	12.82¢/8.6856p	No offer
Final 2001	17 May 2002	29.10¢/19.91p	£8.43/$12.32
Interim 2002	15 October 2002	14.10¢/9.023p	£6.537/$10.215
Final 2002	13 May 2003	32.9¢/20.692p/HK$2.566	£6.884/$10.946
Interim 2003	10 October 2003	15.51¢/9.3625p/HK$1.205	£8.597/$14.242
Final 2003	14 May 2004	36.49¢/20.5277p/HK$2.8448	£8.905/$15.830
Interim 2004	8 October 2004	17.06¢/9.4851p/HK$1.3303	£9.546/$17.16958
Final 2004	13 May 2005	40.44¢/21.145p/HK$3.15156	£9.384/$17.947
Interim 2005	14 October 2005	18.94¢/10.7437p/HK$1.46911	£11.878/$21.3578

Qatar
Standard Chartered Bank
Abdullah Bin Jassim Street,
PO Box 29, Doha,
State of Qatar
Telephone: +974 441 4252
Country Chief Executive Officer:
Kris Babici

Republic of Korea (South Korea)
Standard Chartered First Bank Korea Limited
100 Kongpyung-dong,
Chongro-gu, Seoul
110-702 Korea
Telephone: +82 2 3702 3114
Country Chief Executive Officer:
John Filmeridis

Sierra Leone
Standard Chartered Bank
Sierra Leone Limited
Head Office 9 & 11, Lightfoot
Boston Street, PO Box 1155,
Freetown, Sierra Leone
Telephone: +232 (0) 22 226220/
225021
Country Chief Executive Officer:
Lamin K Manjang

Singapore
Standard Chartered Bank
6 Battery Road, Singapore
049909
(Postal address: PO Box 1901,
Singapore 903801)
Telephone: +65 6 225 8888
Country Chief Executive Officer:
Lim Cheng Teck

South Africa
Standard Chartered Bank
3rd Floor, 2 Merchant Place, 1
Fredman Drive, PO Box 782080,
Sandton, 2196, Gauteng,
South Africa
Telephone: +27 (0) 11 217 6600
Country Chief Executive Officer:
A. Christopher M. Low

Sri Lanka
Standard Chartered Bank
37 York Street, PO Box 112,
Colombo 1, Sri Lanka
Telephone: +94 (1) 2480 000
Country Chief Executive Officer:
Vishnu Mohan

Taiwan
Standard Chartered Bank
168 Tun Hwa North Road,
Taipei 10549, Taiwan
Telephone: +886 (02) 2716
6261/2717 2866
Country Chief Executive Officer:
Roland Teo

Tanzania
Standard Chartered Bank
Tanzania Limited
1st Floor, International House,
Shaaban Robert Street and
Garden Avenue, PO Box 9011,
Dar es Salaam, Tanzania
Telephone: +255 22 2122 160
Country Chief Executive Officer:
Hemen Shah

Thailand
Standard Chartered Bank (Thai)
Public Company Limited
90 North Sathorn Road, Silom,
Bangkok 10500, Thailand
Telephone: +662 724 4000
Country Chief Executive Officer:
Foo Mee Har

Uganda
Standard Chartered Bank
Uganda Limited
5 Speke Road, Kampala,
(Postal address: PO Box 7111,
Kampala), Uganda
Telephone: +256 41 258 211/7
Country Chief Executive Officer:
David D Cutting

United Arab Emirates
Standard Chartered Bank
PO Box 999, Al Mankhool Street
Dubai, United Arab Emirates
Telephone: +971 4 352 0455
Country Chief Executive Officer:
David Proctor

United Kingdom
Standard Chartered Bank
1 Aldermanbury Square,
London EC2V 7SB
Telephone:
+44 (0) 20 7280 7500
Chief Executive Officer, Europe:
Brendon Hopkins

United States of America
Standard Chartered Bank
One Madison Avenue,
New York, NY 10010, USA
Telephone: +1 (212) 667 0700
Country Chief Executive Officer:
Ray Ferguson

Vietnam
Standard Chartered Bank
Hanoi Towers, Unit 8-01,
49 Hai Ba Trung Street,
Hanoi, Vietnam
Telephone: +84 (04) 825 8970
Country Chief Executive Officer:
Ashok Sud

Zambia
Standard Chartered Bank
Zambia PLC
Standard House,
PO Box 32238, Cairo Road,
Lusaka 10101, Zambia
Telephone:
+260 1 229 242 50
Country Chief Executive Officer:
Thomas Aaker

Zimbabwe
Standard Chartered Bank
Zimbabwe Limited
Old Mutual Centre,
Cnr. 3rd Street/Jason Moyo
Avenue, PO Box 373, Harare
Zimbabwe
Telephone: +263 (4) 752852/9,
753212/5, 253801/9
Country Chief Executive Officer:
Washington Matsaira

Representatives offices

Argentina
Telephone: +54 11 4875 0500

Bahamas
(Contact the New York office)
Telephone: +1 212 667 0700

Brazil
Telephone: +55 11 3371 0150

Cambodia
Telephone:
+855 23 216 685/212 729

Colombia
Telephone: +571 326 4030

Laos
Telephone: +856 2141 4422

Mexico
Telephone: +52 55 5387 1300

Peru
Telephone: + 51 (1) 710 8000

Turkey
Telephone: +90 212 283 4031

Venezuela
Telephone: +58 212 993 0522

Standard Chartered branches and corporate offices:

Afghanistan	1
Argentina	1
Australia	1
Bahamas	1
Bahrain	5
Bangladesh	25
Botswana	11
Brazil	1
Brunei	7
Cambodia	1
Cameroon	3
China	18
Hong Kong SAR	70
Colombia	1
Falkland Islands	1
The Gambia	5
Ghana	19
India	89
Indonesia	323
Iran	2
Ivory Coast	4
Japan	2
Jersey	1
Jordan	7
Kenya	28
Laos	1
Lebanon	5
Macau	1
Malaysia	32
Mauritius	1
Mexico	1
Nepal	13
Nigeria	5
Oman	1
Pakistan	44
Peru	1
Philippines	6
Qatar	3
Republic of Korea (South Korea)	407
Sierra Leone	3
Singapore	19
South Africa	1
Sri Lanka	10
Taiwan	3
Tanzania	6
Thailand	41
Turkey	1
Uganda	5
United Arab Emirates	12
United Kingdom	5
United States of America	1
Venezuela	1
Vietnam	2
Zambia	15
Zimbabwe	26

Shareholder Information

Dividend and Interest Payment Dates

Ordinary shares	Final dividend	Interim dividend (provisional only)
Results and dividend announced	2 March 2006	8 August 2006
Ex dividend date	8 March 2006	16 August 2006
Record date for dividend	10 March 2006	18 August 2006
Last date to elect for share dividend or to change standing instructions	21 April 2006	25 September 2006
Dividend payment date	12 May 2006	11 October 2006

Preference shares	1st half yearly dividend	2nd half yearly dividend
7³/₈ per cent Non-Cumulative Irredeemable preference shares of £1 each	1 April 2006	1 October 2006
8¹/₄ per cent Non-Cumulative Irredeemable preference shares of £1 each	1 April 2006	1 October 2006
8.9 per cent Non-Cumulative preference shares of $5 each: dividends paid on the 1st of each calendar quarter.		

Annual General Meeting
The Annual General Meeting will be held at 12 noon (UK time) (7.00pm Hong Kong time) on Thursday 4 May 2006 at the Merchant Taylors' Hall, 30 Threadneedle Street, London EC2R 8JB. Details of the business to be transacted at the AGM are included in the accompanying Chairman's letter to shareholders.

Details of voting at the Company's AGMs and of proxy votes cast can be found on our website: www.standardchartered.com.

Interim Results
The interim results will be announced to the London Stock Exchange, the Stock Exchange of Hong Kong and put on our website: www.standardchartered.com.

ShareCare
ShareCare is available to shareholders on the United Kingdom register who have a United Kingdom address and bank account, and allows you to hold your Standard Chartered shares in a nominee account. Your shares can be held in electronic form so you will no longer have to worry about keeping your share certificates safe. If you join ShareCare you will still be invited to attend the Company's AGM and you will still receive your dividend at the same time as everyone else. ShareCare is free to join and there are no annual fees to pay. If you would like to receive more information please contact the shareholder helpline on 0870 702 0138.

Previous Dividend Payments

Dividend and financial year	Payment date	Dividend per ordinary share	Cost of one new ordinary share under share dividend scheme
Interim 1998	16 October 1998	6.25p	587.2p
Final 1998	28 May 1999	14.50p	889.5p
Interim 1999	15 October 1999	6.75p	860.8p
Final 1999	26 May 2000	16.10p	797.9p
Interim 2000	13 October 2000	7.425p	974.3p
Final 2000	25 May 2001	17.71p	No offer
Interim 2001	12 October 2001	12.82¢/8.6856p	No offer
Final 2001	17 May 2002	29.10¢/19.91p	£8.43/$12.32
Interim 2002	15 October 2002	14.10¢/9.023p	£6.537/$10.215
Final 2002	13 May 2003	32.9¢/20.692p/HK$2.566	£6.884/$10.946
Interim 2003	10 October 2003	15.51¢/9.3625p/HK$1.205	£8.597/$14.242
Final 2003	14 May 2004	36.49¢/20.5277p/HK$2.8448	£8.905/$15.830
Interim 2004	8 October 2004	17.06¢/9.4851p/HK$1.3303	£9.546/$17.16958
Final 2004	13 May 2005	40.44¢/21.145p/HK$3.15156	£9.384/$17.947
Interim 2005	14 October 2005	18.94¢/10.7437p/HK$1.46911	£11.878/$21.3578

Bankers' Automated Clearing System (BACS)
Dividends can be paid straight into your bank or building society account. Please contact our registrar for a mandate form.

Registrars and Shareholder Enquiries
If you have any enquiries relating to your shareholding and you hold your shares on the United Kingdom register, please contact our registrar Computershare Investor Services PLC, at PO Box 82, The Pavilions, Bridgwater Road, Bristol, BS99 7NH. There is a shareholder helpline on 0870 702 0138. If you hold your shares on the Hong Kong branch register please contact Computershare Hong Kong Investor Services Limited at 46th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong. You can check your shareholding at:
www.computershare.com

Chinese Translation
If you would like a Chinese version of this Report and Accounts please contact:

Computershare Hong Kong Investor Services Limited at 46th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong.

年報之中文譯本可向香港中央證券登記有限公司索取，
地址：香港皇后大道東183號合和中心46樓。

Shareholders on the Hong Kong branch register who have asked to receive the Report and Accounts in either Chinese or English can change this election by contacting Computershare.

If there is a dispute between any translation and the English version of this Report and Accounts, the English text shall prevail.

Taxation
Information on taxation applying to dividends paid to you if you are a shareholder in the United Kingdom, Hong Kong or the United States will be sent to you with your dividend documents.

Electronic Communications
If you hold your shares on the United Kingdom register and in future you would like to receive the Report and Accounts electronically rather than by post, please register online at: www.standardchartered.com/investors. Then click on Update Shareholder Details and follow the instructions. You will need to have your Shareholder or ShareCare Reference number when you log on. You can find this on your share certificate or ShareCare statement.

Index

Accounting
  Estimates and Judgements 127
  Policies 69-74
accounts, notes to 69-135
acquisitions 93-5
  see also Advantage Limited;
    ANZ Project Finance;
    Grindlays;
    Manhattan Card Business;
    Nakornthon Bank;
    Nepal; Permata; SC First Bank (SCFB)
Advantage Limited 95
Africa 2, 5, 13-14, 19, 24-6
Alliance strategies 15
American Express 3, 14
Americas 2, 14, 24, 26, 92
Annual General Meetings (AGM) 44, 142
Annual Performance Bonus 51
ANZ Project Finance 95
Asia 2-5, 13, 19, IBC
  Other Asia Pacific (Other APR) 2-3, 13, 23, 25-6, 78
Asset and Liability Committees (ALCO) 36
Assets 1, 70, 88, 96-7, 100
Audit 36, 47-8, 63
  Independence and Objectivity 47
  and Risk Committee (ARC) 28, 39, 44-6, 48
Average Balance Sheets and Yield 136-7
awards 3, 8, 15-16, 19, IBC

Balance Sheet 68, 127, 136-7
Bangladesh 3, 14, 140
Bank of China 22, 78
blindness *see* Seeing is Believing
Borrowings 71, 124
Botswana 16, 109
branches/corporate offices 141
brand 9, 15-16, 18
Business Combinations 93-5
business highlights 1
Business Review 12-21

Capital
  Commitments 118
  Management Committee 36
  see also Share Capital
Cash 67, 124
  and Cash Equivalents 70, 118
Chairman's Statement 4-5
China 3, 5, 7, 9-10, 13, 25, 140
China Bohai Bank Limited 3, 5, 13, 93, 126
China Construction Bank 13
communities, supporting 18-20, 43
Compliance and Regulatory Risk 36
Confederation of Indian Industry 20
consolidated accounts 64-5
Consolidation 69
Consumer Banking 2-3, 7-10, 13-14, 16, 23-5, 29, 31
Contingent Liabilities and Commitments 119
Corporate Governance 4, 12, 44-8
Corporate Leaders Group on Climate Change 20
Corporate Responsibility 7, 11, 15
  and Community Committee 4, 39, 44-6
Country Management Committee (Manco) 48
Country Operational Risk Group (CORG) 48
Country Risk 34
Credit Payment Policy 42
Credit Risk Mangement 28
Currency Risk 123
Customers 9, 15-16, 20, 42, 88, 100

Debt Securities 101, 124
demographics 9
Deposits 100, 102, 124
Depreciation and Amortisation 80
Derivative Financial Instruments 35, 73, 85-6, 124
development organisations unit 21
Directors
  Board Committees 39, 45
  Board Nomination Committee 39, 44-6
  Board of 38-9, 42, 44
  Board Remuneration Committee 39, 44-6, 49
  Remuneration Report 49-61
  Report 41-3
  responsibilities statement 62
diversity IFC, 4-5, 6, 9-11, 12, 17-19
Diversity and Inclusion Council 17
Dividend per share 1, 4-5, 82, 142
Dragonmart 3

Earnings per share (EPS) 1, 4-5, 6, 82-3
eCheque 8, 9, 14
Employee Benefit Trusts 55
employees 1-3, 10, 14, 16-19, 21, 42, 49-50
Environmental Policy 9, 20-1, 36, 43
Equator Principles 11, 20-1, 48
e$aver 8, 10, 14-15

Fees and commissions 74
Fiduciary activities 71
Financial Assets 71, 84, 124
Financial Instruments 74, 83
Financial Liabilities 71, 101, 103, 108-9, 119, 124
Five Year Review and Summary 1, 2-3, 139
Fleming Family & Partners Limited (FF&P) 15, 110, 127
foreign currency translation 69-70
Foreign Exchange Exposure 35
Forward Looking Statements 127
FSA, Treating Customers Fairly (TCF) initiative 16

gender and nationality 17
Ghana 19, 26, 140
Global Environmental Management Systems (GEMS) 20
goodwill and intangible assets 96-7
graduates 10, 15
Greatest Race on Earth *see* sponsorships
Grindlays 5, 97
Group
  at a Glance 2-3
  principal addresses 140-1
  Asset and Liability Committee (GALCO) 28, 36-7
  Chief Executive's Review 6-11
  Code of Conduct 48
  Internal Audit 37, 47-8
  Management Committee 40, 126
  Operational Risk Committee (GORC) 33, 36
  Product and Reputation Risk Committee 36
  Risk Committee (GRC) 28, 35, 125
  share plans (PSP) 50, 53-5

health, safety and security 18-20
hedges 35, 73, 86
HIV/AIDS 9, 18-19, 43
Hong Kong 2, 4, 13, 15, 17, 23, 25-6, 92, 135, 140
  see also Bank of China
Hyperinflation 74

Income 1, 4-6, 78-9
  and Expenses 66, 74, 78-80
  and Profit 1, 4-6, 22, 79
Independent
  Auditor's Report 63
  Monitoring 36
  Professional Advice 47
India 2-3, 5, 7-9, 13, 19-20, 25-6, 78
Indonesia 3, 5, 8, 13, 19
Interest
  Income, and Expense 74, 78
  Rate Exposure 35
  Rate Risk 120-1
International
  Financial Reporting Standards (IFRS) 55, 69, 127-34
  Year of Microcredit 19
Investment Securities 90-1, 124, 135
Islamic Banking 14-15

KorAm Bank 22, 78
Korea 2, 4-5, 7-9, 12, 14-15, 92
  see also SC First Bank (SCFB)

Latin America, Banco Standard Chartered 96
leadership drive 15
Leases 70, 88, 118
Lebanon, Standard Chartered Bank SAL 98
Legal Risk 36
leveraging diversity 17
Liquidity
  Management Committee (LMC) 36
  Risk 36, 122
Living with HIV Report 19
Loan Management Agreements (LMA) 33, 90
Loans and Advances 29, 87-8, 124

Malaysia 2-3, 15, 19, 23-6, 92
Management
  Agenda 7-9
  Senior 40
Manhattan Card Business 97
Market Risk 35, 125
Middle East 4, 6, 8, 19
  and Other South Asia (MESA) 3, 14-15, 23, 25-6, 78
Minority Interests 112
money laundering prevention 20

Nakornthon Bank 5, 13, 33, 90, 92, 94, 97, 112
Nepal 3, 95
Nigeria 13-14, 26
Non-executive Directors 4, 44-45, 52
Non-Performing Loans and Advances 90

OECD countries 4
Operational Risk 36
Other impairment 80
Outlook 10-11
Outserve 9-10, 16

Pakistan 3, 8
  earthquake 21
Pension Fund 104
performance 4-6
Permata 5, 8, 23, 95-7, 126
Prime Credit 2, 23
progress 4-6
Property, Plant and Equipment 70, 98-9
Provisions 31, 70, 103
PT Astra 5
PT Bank Permata Tbk *see* Permata

qualifying third party indemnities 42

Related Party Transactions 126
Remuneration Policy 49, 81
Repurchase and Reverse Repurchase Agreements 119-20
Reputational Risk Committee 36
Reserves and Retained Earnings 111-12
Retirement Benefits 51, 57, 103-7
reviews
  Business 12-21
  Chief Executive's 6-11
  Financial 22-37
  Five Year 1, 2-3, 139
Risk, value at 35
risk management 8, 16, 28-36, 42
  Business Risk Committee 17
  Product Risk Committee 16

SC First Bank (SCFB) 2, 4-8, 10, 12, 22-3, 25-7, 29, 41, 78, 93, 96-7
Seeing is Believing 9, 12, 15, 18-19, back cover
Segmental Information 75-8
Share Based Payments 113-17
Share Capital 71, 110
Shareholder Information 142-3
ShareSave schemes 12, 18-19
Singapore 2, 8, 10, 14-15, 19, 23, 26
Small and Medium Enterprises (SME) 2, 8, 13-14, 23
Social, Ethical or Environmental Risk issues 36
Social, Ethical and Environmental (SEE) Responsibilities 43, 48
South Africa 13
sponsorships 15
  Abu Dhabi Golf Championship 15
  Disneyland 15
  Greatest Race on Earth 10, 15
  Tottenham Hotspur 15
stakeholder engagement 11
Stern Review on economics of climate change 20
Subordinated Liabilities and Other Borrowed Funds 108-9
Subsidiary Undertakings and Associates, investments in 92-3

Taiwan 10, 23
talent development 10, 17-18
Tanzania 26, 109
taxation 71, 81, 99-100, 143
technology 8-9, 15
Thailand 3, 5, 8, 13, 23
  see also Nakornthon Bank
Travel Tracker 20
Travelex 15
Tsunami relief 21, 78

UAE (United Arab Emirates) 3, 14, 17, 24-5, 78
UK 2, 14
  Group Head Office 26, 140
United Nations
  Global Compact 20
  International Year of Microcredit 19

Vietnam 3, 13
Volume and Price Variances 138

wealth management 2-3, 8, 13-16, 22
Wholesale Banking 2-3, 7-16, 25-6, 29, 32-3

Zimbabwe 8, 16, 22, 26, 78

Bankers' Automated Clearing System (BACS)
Dividends can be paid straight into your bank or building society account. Please contact our registrar for a mandate form.

Registrars and Shareholder Enquiries
If you have any enquiries relating to your shareholding and you hold your shares on the United Kingdom register, please contact our registrar Computershare Investor Services PLC, at PO Box 82, The Pavilions, Bridgwater Road, Bristol, BS99 7NH. There is a shareholder helpline on 0870 702 0138. If you hold your shares on the Hong Kong branch register please contact Computershare Hong Kong Investor Services Limited at 46th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong. You can check your shareholding at:
www.computershare.com

Chinese Translation
If you would like a Chinese version of this Report and Accounts please contact:

Computershare Hong Kong Investor Services Limited at 46th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong.

年報之中文譯本可向香港中央證券登記有限公司索取，
地址：香港皇后大道東183號合和中心46樓。

Shareholders on the Hong Kong branch register who have asked to receive the Report and Accounts in either Chinese or English can change this election by contacting Computershare.

If there is a dispute between any translation and the English version of this Report and Accounts, the English text shall prevail.

Taxation
Information on taxation applying to dividends paid to you if you are a shareholder in the United Kingdom, Hong Kong or the United States will be sent to you with your dividend documents.

Electronic Communications
If you hold your shares on the United Kingdom register and in future you would like to receive the Report and Accounts electronically rather than by post, please register online at: www.standardchartered.com/investors. Then click on Update Shareholder Details and follow the instructions. You will need to have your Shareholder or ShareCare Reference number when you log on. You can find this on your share certificate or ShareCare statement.

Index

Accounting
Estimates and Judgements 127
Policies 69-74
accounts, notes to 69-135
acquisitions 93-5
see also Advantage Limited;
ANZ Project Finance;
Grindlays;
Manhattan Card Business;
Nakornthon Bank;
Nepal; Permata; SC First Bank (SCFB)
Advantage Limited 95
Africa 2, 5, 13-14, 19, 24-6
Alliance strategies 15
American Express 3, 14
Americas 2, 14, 24, 26, 92
Annual General Meetings (AGM) 44, 142
Annual Performance Bonus 51
ANZ Project Finance 95
Asia 2-5, 13, 19, IBC
Other Asia Pacific (Other APR) 2-3, 13, 23, 25-6, 78
Asset and Liability Committees (ALCO) 36
Assets 1, 70, 88, 96-7, 100
Audit 36, 47-8, 63
Independence and Objectivity 47
and Risk Committee (ARC) 28, 39, 44-6, 48
Average Balance Sheets and Yield 136-7
awards 3, 8, 15-16, 19, IBC

Balance Sheet 68, 127, 136-7
Bangladesh 3, 14, 140
Bank of China 22, 78
blindness see Seeing is Believing
Borrowings 71, 124
Botswana 16, 109
branches/corporate offices 141
brand 9, 15-16, 18
Business Combinations 93-5
business highlights 1
Business Review 12-21

Capital
Commitments 118
Management Committee 36
see also Share Capital
Cash 67, 124
and Cash Equivalents 70, 118
Chairman's Statement 4-5
China 3, 5, 7, 9-10, 13, 25, 140
China Bohai Bank Limited 3, 5, 13, 93, 126
China Construction Bank 13
communities, supporting 18-20, 43
Compliance and Regulatory Risk 36
Confederation of Indian Industry 20
consolidated accounts 64-5
Consolidation 69
Consumer Banking 2-3, 7-10, 13-14, 16, 23-5, 29, 31
Contingent Liabilities and Commitments 119
Corporate Governance 4, 12, 44-8
Corporate Leaders Group on Climate Change 20
Corporate Responsibility 7, 11, 15
and Community Committee 4, 39, 44-6
Country Management Committee (Manco) 48
Country Operational Risk Group (CORG) 48
Country Risk 34
Credit Payment Policy 42
Credit Risk Mangement 28
Currency Risk 123
Customers 9, 15-16, 20, 42, 88, 100

Debt Securities 101, 124
demographics 9
Deposits 100, 102, 124
Depreciation and Amortisation 80

Derivative Financial Instruments 35, 73, 85-6, 124
development organisations unit 21
Directors
Board Committees 39, 45
Board Nomination Committee 39, 44-6
Board of 38-9, 42, 44
Board Remuneration Committee 39, 44-6, 49
Remuneration Report 49-61
Report 41-3
responsibilities statement 62
diversity IFC, 4-5, 6, 9-11, 12, 17-19
Diversity and Inclusion Council 17
Dividend per share 1, 4-5, 32, 142
Dragonmart 3

Earnings per share (EPS) 1, 4-5, 6, 82-3
eCheque 8, 9, 14
Employee Benefit Trusts 55
employees 1-3, 10, 14, 16-19, 21, 42, 49-50
Environmental Policy 9, 20-1, 36, 43
Equator Principles 11, 20-1, 48
eSaver 8, 10, 14-15

Fees and commissions 74
Fiduciary activities 71
Financial Assets 71, 84, 124
Financial Instruments 74, 83
Financial Liabilities 71, 101, 103, 108-9, 119, 124
Five Year Review and Summary 1, 2-3, 139
Fleming Family & Partners Limited (FF&P) 15, 110, 127
foreign currency translation 69-70
Foreign Exchange Exposure 35
Forward Looking Statements 127
FSA, Treating Customers Fairly (TCF) initiative 16

gender and nationality 17
Ghana 19, 26, 140
Global Environmental Management Systems (GEMS) 20
goodwill and intangible assets 96-7
graduates 10, 15
Greatest Race on Earth see sponsorships
Grindlays 5, 97
Group
at a Glance 2-3
principal addresses 140-1
Asset and Liability Committee (GALCO) 28, 36-7
Chief Executive's Review 6-11
Code of Conduct 48
Internal Audit 37, 47-8
Management Committee 40, 126
Operational Risk Committee (GORC) 33, 36
Product and Reputation Risk Committee 36
Risk Committee (GRC) 28, 35, 125
share plans (PSP) 50, 53-5

health, safety and security 18-20
hedges 35, 73, 86
HIV/AIDS 9, 18-19, 43
Hong Kong 2, 4, 13, 15, 17, 23, 25-6, 92, 135, 140
see also Bank of China
Hyperinflation 74

Income 1, 4-6, 78-9
and Expenses 66, 74, 78-80
and Profit 1, 4-6, 22, 79
Independent
Auditor's Report 63
Monitoring 36
Professional Advice 47
India 2-3, 5, 7-9, 13, 19-20, 25-6, 78
Indonesia 3, 5, 8, 13, 19
Interest

Income, and Expense 74, 78
Rate Exposure 35
Rate Risk 120-1
International
Financial Reporting Standards (IFRS) 55, 69, 127-34
Year of Microcredit 19
Investment Securities 90-1, 124, 135
Islamic Banking 14-15

KorAm Bank 22, 78
Korea 2, 4-5, 7-9, 12, 14-15, 92
see also SC First Bank (SCFB)

Latin America, Banco Standard Chartered 96
leadership drive 15
Leases 70, 88, 118
Lebanon, Standard Chartered Bank SAL 98
Legal Risk 36
leveraging diversity 17
Liquidity
Management Committee (LMC) 36
Risk 36, 122
Living with HIV Report 19
Loan Management Agreements (LMA) 33, 90
Loans and Advances 29, 87-8, 124

Malaysia 2-3, 15, 19, 23-6, 92
Management
Agenda 7-9
Senior 40
Manhattan Card Business 97
Market Risk 35, 125
Middle East 4, 6, 8, 19
and Other South Asia (MESA) 3, 14-15, 23, 25-6, 78
Minority Interests 112
money laundering prevention 20

Nakornthon Bank 5, 13, 33, 90, 92, 94, 97, 112
Nepal 3, 95
Nigeria 13-14, 26
Non-executive Directors 4, 44-45, 52
Non-Performing Loans and Advances 90

OECD countries 4
Operational Risk 36
Other impairment 80
Outlook 10-11
Outserve 9-10, 16

Pakistan 3, 8
earthquake 21
Pension Fund 104
performance 4-6
Permata 5, 8, 23, 95-7, 126
Prime Credit 2, 23
progress 4-6
Property, Plant and Equipment 70, 98-9
Provisions 31, 70, 103
PT Astra 5
PT Bank Permata Tbk see Permata

qualifying third party indemnities 42

Related Party Transactions 126
Remuneration Policy 49, 81
Repurchase and Reverse Repurchase Agreements 119-20
Reputational Risk Committee 36
Reserves and Retained Earnings 111-12
Retirement Benefits 51, 57, 103-7
reviews
Business 12-21
Chief Executive's 6-11
Financial 22-37
Five Year 1, 2-3, 139
Risk, value at 35
risk management 8, 16, 28-36, 42
Business Risk Committee 17
Product Risk Committee 16

SC First Bank (SCFB) 2, 4-8, 10, 12, 22-3, 25-7, 29, 41, 78, 93, 96-7
Seeing is Believing 9, 12, 15, 18-19, back cover
Segmental Information 75-8
Share Based Payments 113-17
Share Capital 71, 110
Shareholder Information 142-3
ShareSave schemes 12, 18-19
Singapore 2, 8, 10, 14-15, 19, 23, 26
Small and Medium Enterprises (SME) 2, 8, 13-14, 23
Social, Ethical or Environmental Risk issues 36
Social, Ethical and Environmental (SEE) Responsibilities 43, 48
South Africa 13
sponsorships 15
Abu Dhabi Golf Championship 15
Disneyland 15
Greatest Race on Earth 10, 15
Tottenham Hotspur 15
stakeholder engagement 11
Stern Review on economics of climate change 20
Subordinated Liabilities and Other Borrowed Funds 108-9
Subsidiary Undertakings and Associates, investments in 92-3

Taiwan 10, 23
talent development 10, 17-18
Tanzania 26, 109
taxation 71, 81, 99-100, 143
technology 8-9, 15
Thailand 3, 5, 8, 13, 23
see also Nakornthon Bank
Travel Tracker 20
Travelex 15
Tsunami relief 21, 78

UAE (United Arab Emirates) 3, 14, 17, 24-5, 78
UK 2, 14
Group Head Office 26, 140
United Nations
Global Compact 20
International Year of Microcredit 19

Vietnam 3, 13
Volume and Price Variances 138

wealth management 2-3, 8, 13-16, 22
Wholesale Banking 2-3, 7-16, 25-6, 29, 32-3

Zimbabwe 8, 16, 22, 26, 78

Major Awards 2005

Wholesale Banking

Asia Risk Awards 2005
Interest Rate Derivatives House of the Year 2005

IFR Asia Awards 2005
Domestic Bond House of the Year
Philippines Capital Markets Deal of the Year – San Miguel $1.85 billion Bridge Loan
Syndicated Loan of the Year – Lenovo Group $600 million Five Year Loan

The ASSET Triple A Asian Awards 2005
Best Structured Trade Finance Bank
Best Cash Management Bank for South Asia
Best Sub-Custodian in Thailand
Best Asian Currency Bond House
Best Securitisation House
Best Debt House in Singapore
Best Debt House in Thailand
Best Domestic Securitisation – China Construction Bank RMB3 billion Residential Mortgage *Backed Securitisation*
Best Syndicated Loan – Lenovo Group $600 million Five Year Loan
Best Local Currency Bond – PTT THB4.118 billion Fixed Rate Debentures
Best Deal in India – Tata Steel *Takeover of NatSteel Ltd* SGD 486 million

Finance Asia Achievement Awards 2005
Best Local Currency Bond House
Best Securitisation House
Best Vanilla Loan – San Miguel $1.85 billion Bridge Loan
Best Structured Product Deal – START CLO $2 billion Synthetic *Securitisation*
Best Project Finance Deal – Nam Thuen 2 $1.58 billion Project Financing

Euromoney Awards for Excellence 2005
Best Debt House in Thailand
Best Bank of the Year for Sub-Saharan Africa

Trade Finance Awards for Excellence 2005
Best Trade Finance Bank in *Sub-Saharan Africa*

Global Custodian Agent Bank Surveys 2005
Best Agent Bank in Asia – Top rated in China, Hong Kong, India, Indonesia, Japan, Korea, Malaysia, Pakistan, Philippines, Singapore, *Taiwan and Thailand*

Global Finance Awards 2006
Best Bank for Liquidity *Management in Africa*
Deal of the Year for China – China Construction Bank RMB3 billion *Residential Mortgage* Backed Securitisation

Euromoney Project Finance Deals of the Year 2005
Telecoms Deal of the Year EMEA – Vmobile $100 million *Financing*
Petrochemicals Deal of the Year EMEA – Qatofin, Q-Chem II $760 million & $1.19 million Long-term Debt Facilities
IWPP Deal of the Year EMEA – Shuaibah IWPP $2.5 billion Project Financing
Global Project Finance Deal of the Year and Oil & Gas *Downstream Deal of the Year* EMEA – RasGas II & III $970 million Long-term Debt Facility
Power Deal of the Year Asia-Pacific – Nam Thuen 2 $1.58 *billion Project Financing*
Petrochemicals Deal of the Year Asia-Pacific – Titan Chemicals $700 million Refinancing

Consumer Banking

Consumers Association of Pakistan
Consumer's Choice Award, Credit Cards, Pakistan

Hong Kong Association of Customer Service Excellence
Customer Service Excellence Award – Consumer Banking Outserve Programme in Hong Kong

Hong Kong Call Centre Association
Contact Centre of the Year 2005 Gold Award

Retail Banker International *Awards 2005*
Best Retail Bank in Asia Pacific

The Asian Banker Excellence in Retail Finance Service Awards 2005
Best Consumer Credit Product Award – Quick Cash (Malaysia)

IFS / Deloitte Financial Innovation Awards
Silver Prix for Most Promising *New Product 2005* & Grand Prix Gold Award 2005 – Fixed Rate Home Loan (Kenya)

Corporate Responsibility

Asian Institute of Management
Asian CSR Award – Poverty Alleviation, Hong Kong

Community Chest Annual Awards 2005
President Award – Hong Kong

Botswana Business Coalition on AIDS
Red Ribbon Award – Most Innovative Workplace AIDS Programme

Hong Kong Institute of CPA Best Corporate Governance Disclosure Awards
Gold and Most Significant *Improvement Awards* – Standard Chartered Hong Kong

The Hong Kong Council of Social Services
Total Caring Company Award

UNICEF (Malaysian Chapter)
Advance Humanity Corporate Award – for Living with HIV, Malaysia

PricewaterhouseCoopers and the Nation Media Group
Most Respected Company in East Africa

Designed and produced by Black Sun Plc
Printed in the UK by Park Communications on totally chlorine free stock, 75% of which is produced from de-inked post consumer waste, and 25% produced from mill broke and virgin fibres, with biodegradable matt laminate. This document is fully recyclable

Major Awards 2005

Wholesale Banking

Asia Risk Awards 2005

Interest Rate Derivatives House of the Year 2005

IFR Asia Awards 2005

Domestic Bond House of the Year

Philippines Capital Markets Deal of the Year – San Miguel $1.85 billion Bridge Loan

Syndicated Loan of the Year – Lenovo Group $600 million Five Year Loan

The ASSET Triple A Asian Awards 2005

Best Structured Trade Finance Bank

Best Cash Management Bank for South Asia

Best Sub-Custodian in Thailand

Best Asian Currency Bond House

Best Securitisation House

Best Debt House in Singapore

Best Debt House in Thailand

Best Domestic Securitisation – China Construction Bank RMB3 billion Residential Mortgage *Backed Securitisation*

Best Syndicated Loan – Lenovo Group $600 million Five Year Loan

Best Local Currency Bond – PTT THB4.118 billion Fixed Rate Debentures

Best Deal in India – Tata Steel *Takeover of NatSteel Ltd* SGD 486 million

Finance Asia Achievement Awards 2005

Best Local Currency Bond House

Best Securitisation House

Best Vanilla Loan – San Miguel $1.85 billion Bridge Loan

Best Structured *Product Deal* – START CLO $2 billion Synthetic Securitisation

Best Project Finance Deal – Nam Thuen 2 $1.58 billion Project Financing

Euromoney Awards for Excellence 2005

Best Debt House in Thailand

Best Bank of the Year for Sub-Saharan Africa

Trade Finance Awards for Excellence 2005

Best Trade Finance Bank in *Sub-Saharan Africa*

Global Custodian Agent Bank Surveys 2005

Best Agent Bank in Asia – Top rated in China, Hong Kong, India, Indonesia, Japan, Korea, Malaysia, Pakistan, Philippines, Singapore, *Taiwan and Thailand*

Global Finance Awards 2006

Best Bank for Liquidity Management in Africa

Deal of the Year for China - China Construction Bank RMB3 billion Residential Mortgage Backed Securitisation

Euromoney Project Finance *Deals of the Year 2005*

Telecoms Deal of the Year EMEA – Vmobile $100 million *Financing*

Petrochemicals Deal of the Year EMEA – Qatofin, Q-Chem II $760 million & $1.19 million Long-term Debt Facilities

IWPP Deal of the Year EMEA – Shuaibah IWPP $2.5 billion Project Financing

Global *Project Finance Deal* of the Year and Oil & Gas *Downstream* Deal of the Year EMEA – RasGas II & III $970 million Long-term Debt Facility

Power Deal of the Year Asia-Pacific – Nam Thuen 2 $1.58 *billion Project Financing*

Petrochemicals Deal of the Year Asia-Pacific – Titan Chemicals $700 million Refinancing

Consumer Banking

Consumers Association of Pakistan

Consumer's Choice Award, Credit Cards, Pakistan

Hong Kong Association of Customer Service Excellence

Customer Service Excellence Award – Consumer Banking Outserve Programme in Hong Kong

Hong Kong Call Centre Association

Contact Centre of the Year 2005 *Gold Award*

Retail Banker International *Awards 2005*

Best Retail Bank in Asia Pacific

The Asian Banker Excellence in Retail Finance Service Awards 2005

Best Consumer Credit Product Award – Quick Cash (Malaysia)

IFS / Deloitte Financial Innovation Awards

Silver Prix for Most Promising *New Product 2005* & *Grand Prix* Gold Award 2005 – Fixed Rate Home Loan (Kenya)

Corporate Responsibility

Asian Institute of Management

Asian CSR Award – Poverty *Alleviation*, Hong Kong

Community Chest Annual Awards 2005

President Award – Hong Kong

Botswana Business Coalition on AIDS

Red Ribbon Award – Most Innovative Workplace AIDS Programme

Hong Kong Institute of CPA Best Corporate Governance Disclosure Awards

Gold and Most Significant *Improvement Awards* – Standard Chartered Hong Kong

The Hong Kong Council of Social Services

Total Caring Company Award

UNICEF (Malaysian Chapter)

Advance Humanity Corporate Award – for Living with HIV, Malaysia

PricewaterhouseCoopers and the Nation Media Group

Most Respected Company in East Africa

Designed and produced by Black Sun Plc

Printed in the UK by Park Communications on totally chlorine free stock, 75% of which is produced from de-inked post consumer waste, and 25% produced from mill broke and virgin fibres, with biodegradable matt laminate. This document is fully recyclable.

www.standardchartered.com

Thank you

We had a vision
Seeing is Believing

Two years ago, Standard Chartered set an ambitious target to raise sufficient funds for one million sight restorations.

Today, one year ahead of schedule, we have reached our fundraising target. Through the efforts of Standard Chartered employees, our shareholders, our flagship sponsors, our customers and the generosity of many others, we have raised an amazing $3.8 million.

But we do not want to stop there. We want to make a lasting impact on avoidable blindness. There are 37 million people in the world who are blind, yet a staggering 75 per cent of blindness is avoidable.

Thank you to our partners Sight Savers International and ORBIS International for helping us contribute to achieving the VISION 2020 goal to eliminate avoidable blindness. Funds collected will go towards cataract operations, training eye care doctors, and building training facilities and vision centres in 12 flagship projects across 10 countries. Together, with your support, we can make a difference.

Give someone the power of sight. Join us today.

If you would like to support Seeing is Believing, please contact:
Community Relations Manager
seeingis.believing@uk.standardchartered.com
Telephone: +44 (0) 20 7280 7247
www.seeingisbelieving.org.uk

Ani, from China, is seven years old. A fall at an early age left her with strabismus – a severe squint in her right eye. Thanks to Seeing is Believing, Ani travelled to a town where a simple operation corrected her sight. Thank you for helping us make a difference to this girl's life.